Form 20-F
period 2013-12-31
KNOT Offshore Partners LP
filed 2014-04-15
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-35866

KNOT OFFSHORE PARTNERS LP

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

2 Queens Cross

Aberdeen, Aberdeenshire

AB15 4YB, United Kingdom

(Address of principal executive offices)

Arild Vik

2 Queens Cross

Aberdeen, Aberdeenshire

AB15 4YB, United Kingdom

Telephone: 44 (0) 1224 618420

Facsimile: 44 (0) 1224 624891

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common units representing limited partner interests	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

8,567,500 common units representing limited partner interests

8,567,500 subordinated units representing limited partner interests

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

KNOT Offshore Partners LP

Presentation of Information in this Report

This annual report on Form 20-F for the year ended December 31, 2013 (this “Annual Report”) should be read in conjunction with the Consolidated and Combined Carve-Out Financial Statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references in this Annual Report to “KNOT Offshore Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to KNOT Offshore Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all such entities. References in this Annual Report to “KNOT” refer, depending on the context, to Knutsen NYK Offshore Tankers AS and to any one or more of its direct and indirect subsidiaries. References in this Annual Report to “KNOT Management” refer to KNOT Management AS, the entity that provides us with crew, technical and commercial management services. References in this Annual Report to “our general partner” refer to KNOT Offshore Partners GP LLC, the general partner of the Partnership. References in this Annual Report to “KNOT UK” refer to KNOT Offshore Partners UK LLC, a wholly owned subsidiary of the Partnership. References in this Annual Report to “TSSI” refer to TS Shipping Invest AS, and references in this Annual Report to “NYK” refer to Nippon Yusen Kaisha, each of which holds a 50% interest in KNOT. References in this Annual Report to “KOAS UK” refer to Knutsen OAS (UK) Ltd., a wholly owned subsidiary of TSSI. References in this Annual Report to “KOAS” refer to Knutsen OAS Shipping AS, a wholly owned subsidiary of TSSI.

We own (1) the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Petrobras Transporte S.A. (“Transpetro”), (2) the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro, (3) the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2016 with Statoil ASA (“Statoil”), with options to extend until May 2019, (4) the Windsor Knutsen, a shuttle tanker built in 2007 and retrofitted from a conventional oil tanker to a shuttle tanker in 2011 that is currently operating under a time charter that is scheduled to expire between June 30 and August 30, 2014 with BG Group Plc (“BG Group”) and (5) the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2018 with Repsol Sinopec Brasil, B.V. (“Repsol”), with options to extend until January 2021.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	statements about market trends in the shuttle tanker or general tanker industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	statements about KNOT’s and KNOT Offshore Partners’ ability to build and retrofit shuttle tankers and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

i

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which we define as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

ii

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

Forward-looking statements in this Annual Report are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Item 3. Key Information—Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We make no prediction or statement about the performance of our common units. The various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission (the “SEC”) that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated and combined carve-out financial and operating data, which includes, for periods prior to the closing of our IPO on April 15, 2013, selected consolidated and combined carve-out financial and operating data of the Partnership and its subsidiaries that had interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen.

Pursuant to our partnership agreement, our general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from our IPO until the time of our first annual meeting of unitholders on June 25, 2013, our general partner retained the sole power to appoint, remove and replace all members of our board of directors. At our first annual meeting of unitholders, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of our general partner, no longer retained the power to control our board of directors and hence us. As a result, we are no longer considered to be under common control with KNOT, and, as a consequence, we no longer account for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

On August 1, 2013, we acquired KNOT’s 100% interest in the subsidiary that owns and operates the shuttle tanker, the Carmen Knutsen, which we accounted for as an acquisition of a business. Accordingly, the results of the Carmen Knutsen are included in our results from the date of its acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Carmen Knutsen prior to its acquisition.

The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated and Combined Carve-Out Financial Statements and accompanying notes included in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of KNOT in the periods prior to our IPO for which historical financial and operating data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2013	2012	2011
	(U.S. Dollars in thousands, except per unit amounts and fleet data)
Statement of Operations Data:
Total revenues	$73,401	$65,653	$43,909
Voyage expenses(1)	—	—	2,653

Net voyage revenues	73,401	65,653	41,256

Vessel operating expenses(2)	14,288	13,000	10,795
Depreciation and amortization	23,728	21,181	16,229
General and administrative expenses	5,361	4,834	927

Operating income	29,984	26,638	13,305
Interest income	30	19	34
Interest expense	(10,773)	(13,471)	(9,650)

Other finance expense	(2,048)	(3,378)	(2,741)
Realized and unrealized gain (loss) on derivative instruments	505	(6,031)	(15,489)
Net gain (loss) on foreign currency transactions	193	(1,771)	(3,037)

Income (loss) before income taxes	17,891	2,006	(17,578)
Income tax benefit (expense)	(2,827)	(1,261)	1,240

Net income (loss)	$15,064	$745	$(16,338)

Earnings Per Unit (Basic and Diluted):
Common units	$1.063	$—	$—
Subordinated units	1.065	—	—
General partner units	1.063	—	—
Cash dividends declared and paid per unit	0.752	—	—

Balance Sheet Data (at end of period):
Cash and cash equivalents	$28,836	$1,287	$3,189
Vessels and equipment, net	617,785	496,768	517,897
Total assets	660,173	511,811	534,603
Long-term debt (including current portion)	349,977	347,850	375,933
Owners’ equity	—	97,194	67,370
Partners’ capital	281,927	—	—

Cash Flows Data:
Net cash provided by operating activities	$44,160	$19,307	$11,473
Net cash used in investing activities	(55,468)	(52)	(138,104)
Net cash provided by (used in) financing activities	38,890	(21,156)	126,445

Fleet Data:
Number of shuttle tankers in operation at end of period	5	4	4
Average age of shuttle tankers in operation at end of period (years)	3.1	2.7	1.7
Total calendar days for fleet	1,613	1,464	988.7
Total operating days for fleet(3)	1,606	1,377	973.6

Other Financial Data:
EBITDA(4)	$52,402	$36,639	$8,267
Adjusted EBITDA(4)	53,752	47,819	29,534

(1)	Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)	The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn hire rates.
(4)	Please read “Non-U.S. GAAP Financial Measures” below.

Non-U.S. GAAP Financial Measures

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items (including other finance expense, realized and unrealized gain (loss) on derivative instruments and net loss on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (1) selecting between investing in us and other investment alternatives and (2) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

EBITDA and adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). EBITDA and adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, EBITDA and adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA and adjusted EBITDA to net cash provided by operating activities, the most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods presented.

	Year Ended December 31,
	2013	2012	2011
	(dollars in thousands)
Reconciliation to net cash provided by operating activities:
Net cash provided by operating activities	$44,160	$19,307	$11,473
Interest income	(30)	(19)	(34)
Interest expense	10,773	13,471	9,650
Amortization of contract intangibles / liabilities	1,518	1,518	868
Amortization of deferred debt issuance cost	(1,741)	(982)	(658)
Unrealized gain (loss) on derivative instruments	1,770	(549)	(8,923)
Unrealized loss on foreign currency transactions	(32)	(579)	(3,056)
Other items	427	426	(2,677)
Change in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(99)	6	93
Decrease (increase) in receivables from owners and affiliates	—	—	—
Decrease (increase) in inventories	(197)	71	(386)
Decrease (increase) in other current assets	(2,555)	1,609	(218)
Decrease (increase) in amounts due from related parties	77	—	—
Decrease (increase) in amounts due from related parties	(109)	—	—
Increase (decrease) in accrued expenses	(771)	342	211
Increase (decrease) in accounts payable	(662)	334	7,874
Increase (decrease) in other liabilities	(26)	—	(324)
Increase (decrease) in prepaid revenue	(101)	1,684	(5,626)

EBITDA	$52,402	$36,639	$8,267
Other financial items(a)	1,350	11,180	21,267

Adjusted EBITDA	$53,752	$47,819	$29,534

The following table reconciles EBITDA and adjusted EBITDA to net income, the most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods presented.

	Year Ended December 31,
	2013	2012	2011
	(dollars in thousands)
Reconciliation to net income (loss):
Net income (loss)	$15,064	$745	$(16,338)
Interest income	(30)	(19)	(34)
Interest expense	10,773	13,471	9,650
Depreciation and amortization	23,768	21,181	16,229
Income tax (benefit) expense	2,827	1,261	(1,240)

EBITDA	$52,402	$36,639	$8,267
Other financial items(a)	1,350	11,180	21,267

Adjusted EBITDA	$53,752	$47,819	$29,534

(a)	Other financial items consist of other finance expense, realized and unrealized loss on derivative instruments, and net loss on foreign currency transactions.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common units. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distributions or the trading price of our common units.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and subordinated units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.375 per unit on our common units and subordinated units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the price and level of production of, and demand for, crude oil;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;

•	the supply of shuttle tankers;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we have available for distribution depends on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur if we exercise our option to purchase the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen or the Raquel Knutsen from KNOT;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which is affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduces cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures include capital expenditures associated with the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or drydocking) and modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	the size of our fleet;

•	the cost of replacement vessels;

•	length of charters;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders may be diluted.

Use of cash from operations to expand or maintain our fleet reduces cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, both of which could have a material adverse effect on our ability to make cash distributions.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to our unitholders.

As of December 31, 2013, we had consolidated debt of approximately $350 million. We have the ability to incur additional debt. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flows to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;

•	our debt level may limit our flexibility in responding to changing business and economic conditions; and

•	if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our financing agreements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the financing agreements may restrict the ability of us and our subsidiaries to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

In addition, our financing agreements require us to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, maintaining positive working capital, ensuring that EBITDA exceeds interest payable, any amounts payable for interest rate swap contracts and debt installments calculated on a four quarter rolling average basis, maintaining a minimum collateral value, and maintaining a minimum book equity ratio. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in our financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. In addition, if KNOT does not fulfill its obligations pursuant to the omnibus agreement to guarantee the payments of the hire rate under the time charter for the Windsor Knutsen, this could result in an event of default under the $85 million senior secured loan facility secured by the Windsor Knutsen. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. We have pledged our vessels as security for our outstanding indebtedness. If our lenders were to foreclose on our vessels in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage in, expand or pursue our business activities. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make cash distributions to our unitholders and cause a decline in the market price of our common units. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.

The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and our subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to vessels securing the facilities;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be correct;

•	a change of ownership, as defined in the applicable agreement; and

•	a material adverse change, as defined in the applicable agreement.

For more information regarding our financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

Acquisitions that expand our fleet are an important component of our strategy. For example, we have an option to purchase any of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT if we are able to reach an agreement with KNOT regarding its purchase price. Pursuant to the omnibus agreement, we have the right to purchase the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen at any time within 24 months after KNOT notifies our board of directors of their respective acceptances by their charterers. We are not obligated to purchase any of these vessels at the applicable determined price, and, accordingly, we may not complete the purchase of any of such vessels. Furthermore, even if we are able to agree on a price with KNOT, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us.

We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to attract, hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

In addition, unlike newbuilds, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows and reduce our liquidity.

Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our business, financial condition, results of operations and cash available for distribution could be adversely affected.

Our charters are subject to early termination under certain circumstances and any such termination could have a material adverse effect on our results of operations and cash available for distribution to unitholders.

Our fleet consists of five shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters.”

We may experience operational problems with vessels that reduce revenue and increase costs.

Shuttle tankers are complex and their operation technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We derive all of our revenues from four customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We derive all of our time charter and bareboat revenues from four customers. For the year ended December 31, 2013, BG Group, Transpetro, Statoil and Repsol accounted for approximately 28%, 31%, 29% and 12%, respectively, of our revenues.

If we lose a key customer, we may be unable to obtain replacement long-term charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In addition, if a customer exercises its right to terminate a charter, we may be unable to re-charter such vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our key customers could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We depend on subsidiaries of KNOT to assist us in operating our businesses and competing in our markets.

We and our operating subsidiaries entered into various services agreements with certain subsidiaries of KNOT, including KNOT Management, pursuant to which such subsidiaries provide us with certain administrative, financial and other services and to our operating subsidiaries substantially all of their crew, technical and commercial management services (including vessel maintenance, periodic drydocking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and technical services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by the KNOT subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

Our ability to compete to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with KNOT and its reputation and relationships in the shipping industry. If KNOT suffers material damage to its reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our growth depends on continued growth in demand for offshore oil transportation services.

Our growth strategy focuses on expansion in the shuttle tanker sector. Accordingly, our growth depends on continued growth in the demand for offshore oil transportation services. Factors beyond our control that affect the offshore oil transportation industry may have a significant impact on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In the past, the market for offshore oil transportation services and the prices charged for shipping the products that shuttle tankers carry have been cyclical. Fluctuations in the hire rate we can charge our customers result from changes in the supply of carrying capacity and demand for the crude oil carried. The factors affecting supply and demand for shuttle tankers and supply and demand for crude oil transported by shuttle tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence the demand for shuttle tanker capacity include:

•	changes in the actual or projected price of oil, which could impact the exploration for or development of new offshore oil fields or the production of oil at certain fields we service;

•	levels of demand for and production of oil, which, among other things, is affected by competition from alternative sources of energy, other factors making consumption of oil more or less attractive or energy conservation measures;

•	changes in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	changes in laws and regulations affecting the shuttle tanker industry;

•	global and regional economic and political conditions, particularly in oil-consuming regions, as well as environmental concerns and regulations, which could impact the supply of oil and gas as well as the demand for various types of vessels; and

•	changes in trading patterns, including changes in the distances that cargoes are transported.

The factors that influence the supply of shuttle tanker capacity include:

•	the number of deliveries of new vessels under construction or on order;

•	the scrapping rate of older vessels;

•	oil and gas company policy with respect to technical vessel requirements; and

•	the number of vessels that are off-hire.

Reduced demand for shuttle tanker services or an increase in the supply of shuttle tanker capacity would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

An economic downturn could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers’ willingness and ability to fund operating and capital expenditures to provide crude oil shuttle tankers for new or expanding offshore projects. Future adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. The world economy is continuing to face a number of challenges. As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility (the “EFSF”), and the European Financial Stability Mechanism (the “EFSM”), to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism (the “ESM”), which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and have a negative impact on our customers. These potential developments, or market perceptions concerning these and related issues, could affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

Moreover, any global financial or credit crisis or disruption may reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. Shortage of liquidity and credit combined with uncertainty in worldwide equity markets could lead to an extended worldwide economic recession. Such deterioration of the worldwide economy could result in reduced demand for oil and natural gas, exploration and production activity and transportation of oil and natural gas that could lead to a decrease in the hire rate earned by our vessels and a decrease in new charter activity. In addition, any adverse development in the global financial markets or deterioration in economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all. We also cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to expand our existing business, complete shuttle tanker acquisitions or otherwise take advantage of business opportunities as they arise.

Furthermore, any uncertainty in the financial markets could have an impact on our customers and/or suppliers including, among other things, causing them to fail to meet their obligations to us. Similarly, any shortage of credit could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operation and ability to make cash distributions to our unitholders.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate charters. The process of obtaining new long-term charters is highly competitive, most often involves an intensive screening process and competitive bids and often extends for several months. Shuttle tanker charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	industry relationships and reputation for customer service and safety;

•	experience and quality of ship operations;

•	quality, experience and technical capability of the crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, among other things such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Our ability to win new charters depends upon a number of factors, including our ability to:

•	leverage our relationship with KNOT and its reputation and relationships in the shipping industry;

•	successfully manage our liquidity and obtain the necessary financing to fund our growth;

•	attract, hire, train and retain qualified personnel and ship management companies to manage and operate our fleet;

•	identify and consummate desirable acquisitions, joint ventures or strategic alliances; and

•	identify and capitalize on opportunities in new markets.

We expect substantial competition for providing services for potential shuttle tanker projects from a number of experienced companies. Many of our competitors have significantly greater financial resources than do we or KNOT. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

An increase in the global supply of shuttle tanker capacity without a commensurate increase in demand may have an adverse effect on hire rates and the values of our vessels, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The supply of shuttle tankers in the industry is affected by, among other things, assessments of the demand for these vessels by oil companies. Any over-estimation of demand for vessels may result in an excess supply of new shuttle tankers. This may, in the long term when existing contracts expire, result in lower hire rates and depress the values of our vessels. In such an event, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected.

During periods of high utilization and high hire rates, industry participants may increase the supply of shuttle tankers by ordering the construction of new vessels. This may result in an over-supply of shuttle tankers and may cause a subsequent decline in utilization and hire rates when the vessels enter the market. Lower utilization and hire rates could adversely affect revenues and profitability. Prolonged periods of low utilization and hire rate could also result in the recognition of impairment charges on shuttle tankers if future cash flow estimates, based upon information available at the time, indicate that the carrying value of these shuttle tankers may not be recoverable. Such impairment charge may cause lenders to accelerate loan payments under our financing agreements, which could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution to unitholders.

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each vessel every 60 months until the vessel is 15 years old, after which drydocking takes place every 30 months. The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution. The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. Although we do not anticipate that more than one of our vessels will be out of service at any given time, we may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution to unitholders could be adversely affected.

We may be unable to re-charter our vessels upon termination or expiration of their existing charters.

We are dependent upon charters for our vessels to generate revenues and we may be adversely affected if we fail to renew or are unsuccessful in winning new charters, or if our existing charters are terminated. Our ability to re-charter our shuttle tankers following expiration of existing charters and the rates payable upon any renewal or replacement charters depends upon, among other things, the state of the shuttle tanker market. For example, an oversupply of shuttle tankers can significantly reduce their charter rates. A termination or renegotiation of our existing charters or a failure to secure new employment at the expiration of our current charters may have a negative effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Delays in deliveries of newbuilds could harm our operating results.

The delivery of any newbuilds we may order could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the vessels. In addition, under some charters we may enter into that are related to a newbuild, if our delivery of the newbuild to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuilds could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions to our unitholders.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea (“SOLAS”). The Fortaleza Knutsen, the Recife Knutsen, the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen are certified by Det Norske Veritas ASA.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between certain ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for shuttle tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil;

•	increases in the supply of vessel capacity;

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and

•	a decrease in oil reserves in the fields and other fields in which our shuttle tankers might otherwise be deployed.

If operation of a vessel is not profitable, or if we cannot redeploy a vessel at attractive rates upon termination of its charter, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Additionally, lenders may accelerate loan repayments should there be a loss in the market value of our vessels. Such repayment could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our shuttle tanker services. Although we do not expect that demand for oil will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Our international operations expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are conducted in various countries, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We may derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and/or a termination of the charter and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Marine transportation is inherently risky, particularly in the extreme conditions in which our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Vessels and their cargoes and the oil production facilities we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

The Bodil Knutsen currently operates in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills or mechanical failures.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the ecosystem affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of shuttle tankers is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance is maintained through mutual protection and indemnity associations (“P&I clubs”), and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. The agreed deductible on each vessel averages $150,000 for the shuttle tankers in our fleet.

We may be unable to procure adequate insurance at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance, and any uninsured or underinsured loss could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, financial condition, results of operations and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

In addition, oil production facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate their charters, which would harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Gulf of Aden and the Indian Ocean. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The offshore oil transportation industry is subject to substantial environmental and other regulations, which may significantly limit operations or increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters and the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution.

In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain the required certificates for entry into the different ports where we operate and could also impact our ability to obtain insurance. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damage claims and fines and penalties in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of petroleum or hazardous substances associated with our operations. In addition, oil spills and failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please read “Item 4. Information on the Partnership—Business Overview—Environmental and Other Regulation.”

Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

Our reporting currency and the functional currency of our operating subsidiaries is the U.S. Dollar. Our operating subsidiaries are party to certain technical management agreements with KNOT Management, which govern the crew, technical and commercial management of the vessels in our fleet. Under the amended technical management agreements, KNOT Management is paid for reasonable direct and indirect expenses incurred in providing the services, including operating expenses relating to our fleet. A majority of the operating expenses are in currencies other than the U.S. Dollar. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to such other currencies.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

A significant portion of seafarers that crew certain of our vessels and primarily Norwegian-based onshore operational staff that provide services to us are employed under collective bargaining agreements. We and our operating subsidiaries may become subject to additional labor agreements in the future. We and our operating subsidiaries may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff, and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our operations and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.

Our success depends in large part on KNOT’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

If we are in default on some kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Lack of diversification and adverse developments in the shuttle tanker market or the conventional oil tanker market would negatively impact our results.

Although our vessels also are able to operate as conventional oil tankers, we are focused on dynamic positioning shuttle tankers. Due to our lack of diversification, any adverse development in this market and/or the conventional oil tanker market could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Risks Inherent in an Investment in Us

KNOT and its affiliates may compete with us.

Pursuant to the omnibus agreement, KNOT and its controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire, own, operate or charter certain shuttle tankers operating under charters of five years or more. The omnibus agreement, however, contains significant exceptions that may allow KNOT or any of its controlled affiliates to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for four-year terms. Our general partner in its sole discretion appoints the remaining three directors and sets the terms for which those directors serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that Norwegian Resident Holders are not eligible to vote in the election of elected directors. Further, if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any unitholders not entitled to vote on a specific matter are effectively redistributed pro rata among the other common unitholders. Our general partner, its affiliates and persons who acquire common units with the prior approval of our board of directors are not subject to the 4.9% limitation except with respect to voting their common units in the election of the elected directors.

KNOT and its affiliates own a 51% interest in us, of which 2.0% is owned by our general partner, and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to the detriment of our unitholders.

As of December 31, 2013, KNOT owned a 49% limited partner interest in us and owns and controls our general partner, which has a 2.0% general partner interest in us. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or KNOT or its affiliates to pursue a business strategy that favors us or utilizes our assets, and KNOT’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of KNOT, which may be contrary to our interests;

•	our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner is considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the Partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the Partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the Partnership;

•	our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in our partnership agreement;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80.0% of our common units; and

•	our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read “Item 7. Major Unitholders and Related Party Transactions.”

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement provides that our general partner irrevocably delegates to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation is binding on any successor general partner of the Partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity are made by its board of directors, which is appointed by KNOT. Specifically, pursuant to our partnership agreement, our general partner is considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the Partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the Partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the Partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our general partner nor our officers or our directors is liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above.

Our partnership agreement provides that our general partner delegates all its management activities in relation to us to our board of directors, and arrangements are in place such that any activities that would otherwise constitute regulated activities under the Financial Services and Markets Act 2000 (Regulated Activities Order) 2001 were they to be performed in the United Kingdom (and that would not fall within a suitable exemption) are performed outside of the United Kingdom. However, there can be no assurance that this will not change (deliberately or otherwise) over time, and there is no current intention for our general partner, us or any of our subsidiaries to seek authorization from the Financial Conduct Authority in the United Kingdom, which would be required for any person to lawfully carry out such regulated activities in the United Kingdom.

Fees and cost reimbursements, which KNOT Management determines for services provided to us and our subsidiaries, are substantial, payable regardless of our profitability and reduce our cash available for distribution to our unitholders.

Pursuant to the amended technical management agreements, our subsidiaries pay fees for services provided to them by KNOT Management and reimburse KNOT Management for all expenses incurred on their behalf. These fees and expenses include all costs and expenses incurred in providing the crew, technical and commercial management of the vessels in our fleet to our subsidiaries. In addition, our operating subsidiaries pay KNOT Management a management fee equal to 5% of its costs and expenses incurred in connection with providing these services to our operating subsidiaries.

In addition, pursuant to an administrative services agreement, KNOT UK provides us with certain administrative services. KNOT UK is permitted to subcontract certain of the administrative services provided to us under this agreement to KOAS UK and KOAS. From time to time, certain services that are within the scope of services that KOAS would otherwise perform for us have been performed by KNOT Management on the same terms and conditions. We reimburse KNOT UK, and KNOT UK reimburses KOAS UK, KOAS and KNOT Management, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services subcontracted to KOAS UK and KOAS under the administrative services agreement. In addition, KNOT UK pays to KOAS UK and KOAS, as applicable, a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred in connection with providing services.

For a description of the amended technical management agreements and the administrative services agreement, please read “Item 7. Major Unitholders and Related Party Transactions.” The fees and expenses payable pursuant to the amended technical management agreements and the administrative services agreement are payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of KNOT Management and certain other affiliates of KNOT could adversely affect our ability to pay cash distributions to our unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they are unable to remove our general partner without KNOT’s consent, unless KNOT’s ownership interest in us is decreased, all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•	Our unitholders are unable to remove our general partner without its consent, because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2⁄3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. As of December 31, 2013, KNOT owned none of the outstanding common units and all of the subordinated units.

•	If our general partner is removed without “cause” during the subordination period and units held by our general partner and KNOT are not voted in favor of that removal, all remaining subordinated units automatically convert into common units, any existing arrearages on the common units are extinguished, and our general partner has the right to convert its general partner interest, and the holders of the incentive distribution rights have the right to convert such incentive distribution rights, into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of our unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders are entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion appoints the remaining three directors.

•	Election of the four directors elected by common unitholders is staggered, meaning that the members of only one of four classes of our elected directors are selected each year. In addition, the directors appointed by our general partner serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by our partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% effectively are redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquire common units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our partnership agreement on our ability to issue equity securities.

The effect of these provisions may be to diminish the price at which the common units trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of December 31, 2013, KNOT owned none of the common units, all of the subordinated units and all of the incentive distribution rights. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

KNOT, as the holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

KNOT, as the holder of all of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by KNOT, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

In connection with resetting these target distribution levels, KNOT will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. We anticipate that KNOT would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that KNOT could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to KNOT in connection with resetting the target distribution levels related to KNOT’s incentive distribution rights. Please read “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Incentive Distribution Rights.”

We may issue additional equity securities, including securities senior to the common units, without the approval of our unitholders, which would dilute their ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. Please read “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Subordination Period.”

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to our unitholders.

Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduces cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80.0% of the common units, our general partner has the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders may also incur a tax liability upon a sale of their units.

As of December 31, 2013, KNOT, which owns and controls our general partner, owned none of our common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, KNOT will own 50% of our common units.

Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, our unitholders could be held liable for our obligations to the same extent as a general partner if our unitholders participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities, except for those contractual obligations of the Partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions reduces the amount of working capital borrowings we can make for operating our business. For more information, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act (the “Marshall Islands Act”), we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in our assets only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount.

Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the limited partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

We have limited history operating as a separate publicly traded entity and incur increased costs as a result of being a publicly traded limited partnership.

Our IPO closed on April 15, 2013. As a newly public limited liability company, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the SEC and the New York Stock Exchange (the “NYSE”). We incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We have incurred incremental general and administrative expenses as a publicly traded limited partnership, including costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and officer and director compensation.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our common units less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting and an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements. We cannot predict if investors find our common units less attractive, because we are relying on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units, and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for our unitholders to bring an action against us or against these individuals in the United States if our unitholders believe that their rights have been infringed under securities laws or otherwise. Even if our unitholders are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict our unitholders from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

Tax Risks

In addition to the following risk factors, you should read “Item 4. Information on the Partnership—Business Overview—Taxation of the Partnership” and “Item 10. Additional Information—Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

We are subject to taxes, which reduces our cash available for distribution to our unitholders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that, upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25% of our gross income for each taxable year was or will be non-passive income, and more than 50% of the average value of our assets for each such year was or will be held for the production of non-passive income. This belief is based on certain valuations and projections, and its validity is based on the accuracy of such valuations and projections. While we believe these valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (the “Code”), relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (the “IRS”) stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Item 10. Additional Information—Taxation—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, U.S. source gross transportation income generally is subject to a 4% U.S. federal income tax without allowance for deduction of expenses, unless an exemption from tax applies under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

We expect that our vessel-owning subsidiaries will qualify for an exemption from U.S. tax on any U.S. source gross transportation income under the Convention Between the United States of America and the Kingdom of Norway with Respect to Taxes on Income and Property (the “U.S.-Norway Tax Treaty”), and we intend to take this position for U.S. federal income tax purposes. However, if we acquire interests in vessel-owning subsidiaries in the future that are not Norwegian residents for purposes of the U.S.-Norway Tax Treaty, U.S. source gross transportation income earned by those subsidiaries would generally be subject to a 4% U.S. federal income tax unless the exemption under Section 883 of the Code applied. In general, the Section 883 exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that begins and ends in the United States.

The vessels in our fleet do not currently engage in transportation that begins and ends in the United States, and we do not expect that our subsidiaries will in the future earn income from such transportation. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, that income would not be exempt from U.S. federal income tax under the U.S.-Norway Tax Treaty or Section 883 of the Code and would be subject to a 35% net income tax in the United States.

The imposition of U.S. federal income tax on our income could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

Our unitholders may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require our unitholders to file a tax return with, and pay taxes to, those jurisdictions.

We conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including Norway, that our activities or the activities of our subsidiaries may rise to the level of a taxable presence that is attributed to our unitholders for tax purposes. We have obtained confirmation from the United Kingdom HM Revenue & Customs that unitholders should not be treated as trading in the United Kingdom merely by virtue of their ownership of our common units. If our unitholders are attributed such a taxable presence in a jurisdiction, our unitholders may be required to file a tax return with, and to pay tax in, that jurisdiction based on our unitholders’ allocable share of our income. In addition, we may be required to obtain information from our unitholders in the event a tax authority (including in the United Kingdom) requires such information to submit a tax return. We may be required to reduce distributions to our unitholders on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to our unitholders. The United States may not allow a tax credit for any foreign income taxes that our unitholders directly or indirectly incur by virtue of an investment in us.

Item 4.	Information on the Partnership

A. History and Development of the Partnership

General

KNOT Offshore Partners LP is a publicly traded limited partnership formed on February 21, 2013 to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. On April 18, 2013, we completed our IPO of 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units). In connection with our IPO, through KNOT UK, a 100% owned limited liability company formed under the laws of the Marshall Islands, the Partnership acquired a 100% ownership interest in KNOT Shuttle Tankers AS, which as of February 27, 2013 directly or indirectly owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% of the Windsor Knutsen and 100% of the Bodil Knutsen, respectively. On August 1, 2013, the Partnership acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the shuttle tanker, the Carmen Knutsen.

As of April 14, 2014, we had a fleet of five shuttle tankers.

We were formed under the law of the Marshall Islands and maintain our principal place of business at 2 Queen’s Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our agent for service of process in the United States is Watson, Farley & Williams LLP, and its address is 1133 Avenue of the Americas, New York, New York 10036.

Capital Expenditures

We operate in a capital-intensive industry, and our board of directors reserves cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures is currently $14.9 million per year, including $13.3 million for replacing our current vessels at the end of their useful lives.

B. Business Overview

General

We were formed to own and operate shuttle tankers under long-term charters. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. The vessels in our current fleet are chartered to BG Group, Statoil, Transpetro and Repsol under long-term charters that had an average remaining term of 6.3 years as of December 31, 2013 (including guaranteed option periods). Since our IPO, we have increased our quarterly distribution from $0.375 per unit, paid on a prorated basis for the period from the closing of our IPO through June 30, 2013, to $0.435 per unit for the quarter ended December 31, 2013.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of December 31, 2013, KNOT owned our 2.0% general partner interest, all of our incentive distribution rights and a 49% limited partner interest in us. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue strategic and accretive acquisitions of shuttle tankers on long-term, fixed-rate charters. We seek to leverage our relationship with KNOT to make strategic and accretive acquisitions. Pursuant to the omnibus agreement with KNOT, we have the right to purchase from KNOT four newbuilds, delivered or expected to be delivered to charterers during 2013 and 2014. Additionally, during the term of the omnibus agreement, we have the right to purchase from KNOT any newbuild under a long-term charter or existing shuttle tanker in the KNOT fleet that enters into a long-term charter.

•	Expand global operations in high-growth regions. As offshore exploration and production activity increases worldwide, we seek to expand in proven areas, such as the North Sea and Brazil, and in new markets as they develop. We believe that KNOT’s leading market position, operational expertise and strong customer relationships will enable us to have early access to new projects worldwide.

•	Manage our fleet and deepen our customer relationships to provide a stable base of cash flows. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. KNOT charters its current fleet to a number of the world’s leading energy companies. We believe the close relationships that KNOT has with these companies will provide attractive opportunities as offshore activity is expected to grow in coming years. We continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read “Item 3. Key Information—Risk Factors.”

Shuttle Tanker Market

A shuttle tanker is a specialized vessel designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions.

Shuttle tankers are often described as “floating pipelines,” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor. Shuttle tankers can be either purpose-built or converted from existing conventional oil tankers.

The advantages of shuttle tankers as compared to pipelines include:

•	the use of shuttle tankers is a more flexible option than pipelines for the transportation of oil from the oil field to onshore terminals and provides destination flexibility for the customers;

•	shuttle tankers provide a more flexible solution to declining production profiles and abandonment as a pipeline has a fixed capacity, whereas shuttle tanker capacity may be adjusted through reduced frequency of calls or reduced number of vessels serving a field;

•	shuttle tanker operators may provide back-up capacity during times when existing transportation infrastructure is closed for maintenance or otherwise unavailable, which would enable uninterrupted production;

•	shuttle tankers require less significant up-front investment than pipelines; and

•	shuttle tankers provide customers the benefit of purchasing unblended crude qualities, whereas pipelines usually provide a blend of different crude qualities as several oilfields may be connected to the same pipeline. A shuttle tanker may load at several fields during one single voyage, but oil from different fields may be kept separated in different compartments onboard.

Shuttle tankers primarily differ from conventional oil tankers based on two significant features. First, shuttle tankers are fitted with position-keeping equipment enabling them to remain in a position without the assistance of tugs or mooring to installations. Second, shuttle tankers are equipped with bow-loading equipment and, in some cases, also fitted with equipment for submerged turret loading. Conventional oil tankers load from an offshore field installation usually through a taut hawser (mooring line onboard the discharging unit) operation and/or with tug assistance. In certain cases, dedicated shuttle tanker newbuilds are required to service the specific requirements of oil fields and installations. At times, conventional oil tankers can be converted to shuttle tankers after a substantial upgrade and investment in equipment.

Our Fleet

The following table provides information about the five shuttle tankers in our fleet:

Shuttle Tanker	Capacity (dwt)	Built	Current Operating Region	Charter
				Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	North Sea	Time Charter	Statoil	2019	(1)(2)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	BG Group	2014	(2)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2021	(1)

(1)	Customer has the option to extend the charter for up to three one-year periods. The table assumes that each extension option has been exercised.
(2)	Pursuant to the omnibus agreement, KNOT agrees in certain circumstances to guarantee the payments of the hire rate under the existing charters for a period of five years from the closing date of our IPO. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.”

The following table provides information about the additional newbuilds that we have the right to purchase from KNOT pursuant to the omnibus agreement:

Shuttle Tanker	Capacity (dwt)	Scheduled Delivery/ Delivered	Charter
			Type	Charterer	Term
Hilda Knutsen	123,000	August 2013	Time Charter	Eni	2023	(1)
Torill Knutsen	123,000	November 2013	Time Charter	Eni	2023	(1)
Ingrid Knutsen	112,000	December 2013	Time Charter	Exxon	2028	(2)
Raquel Knutsen	152,000	Late 2014	Time Charter	Repsol	2029	(2)

(1)	Customer has the option to extend the charter for up to five one-year periods. The table assumes that each extension option has been exercised.
(2)	Customer has the option to extend the charter for up to one three-year period and one two-year period. The table assumes that each extension period has been exercised.

We believe these vessels will be well suited for our business strategy and expect to purchase each of these vessels from KNOT within 24 months after KNOT notifies our board of directors of such vessel’s acceptance by its charterer, subject to reaching an agreement with KNOT regarding such vessel’s purchase price in accordance with the provisions of the omnibus agreement. There are no assurances that we will purchase any of these vessels.

Customers

For the year ended December 31, 2013, BG Group, Transpetro, Statoil and Repsol accounted for approximately 28%, 31%, 30% and 11%, respectively, of our revenues. If we exercise our right to purchase four additional newbuilds from KNOT, our customers would include Eni and Exxon.

Charters

We generate revenues by charging customers for the loading, transportation and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

Three of our shuttle tankers (the Windsor Knutsen, the Bodil Knutsen and the Carmen Knusten) are chartered under time charters. Two of our shuttle tankers (the Fortaleza Knutsen and the Recife Knutsen) are chartered under bareboat charters. If we exercise our right to purchase the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT, such shuttle tankers will be chartered to Eni, Eni, Exxon and Repsol, respectively, under time charters.

A time charter is a contract for the use of a specified vessel for a fixed period of time at a specified daily rate. Under time charters, the shipowner is responsible for providing crewing and other vessel operating services, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. A bareboat charter is a contract for the use of a specified vessel for a fixed period of time at a specified daily or annual rate. Under bareboat charters, the shipowner is not responsible for providing crewing or other operational services, while the customer is responsible for all vessel operating expenses and voyage expenses. In addition, bareboat charters also provide that the shipowner is responsible for repairs or renewals occasioned by latent defects in the vessel existing at the time of delivery, provided such defects have manifested themselves within 18 months after delivery. However, under bareboat charters, the customer is responsible for ordinary repair and maintenance, including drydocking.

Initial Term; Extensions

The initial term for a time charter or bareboat charter commences upon the vessel’s delivery to the customer. Our time charters include options, exercisable by the customer, to extend the charter’s initial term. Pursuant to the omnibus agreement, KNOT has agreed to guarantee the payments of the hire rate under the existing charters for the Bodil Knutsen and the Windsor Knutsen for five years from the closing of our IPO. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.” Under the time charters, the customer may also extend the term for periods in which the vessel is off-hire, as described below. Customers under each of our time charters and bareboat charters have rights to terminate the charter prior to expiration of the original or any extended term in specified circumstances.

Hire Rate

Hire rate refers to the basic payment from the customer for the use of the vessel. Under our time charters, hire rate is payable monthly in advance, in U.S. Dollars. The hire rate payable under our time charters is fixed and increases annually based on a fixed percentage increase or fixed schedule to enable us to offset expected increases in operating costs, except with regard to the Carmen Knutsen time charter, which provides that the hire rate payable thereunder is fixed for the first five years and, thereafter, increases annually, similar to our other time charters.

Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

The hire rate payable under our bareboat charters is fixed and payable monthly in advance, in U.S. Dollars. The customer is also required to maintain minimum levels of insurance to protect the interests of the customer, the shipowner and mortgagees, if any.

Off-hire

Under our time charters, when the vessel is off-hire, or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to a termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Our bareboat charters do not contain provisions for off-hire.

Ship Management and Maintenance

Under our time charters, the shipowner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. KNOT Management will provide these services to our subsidiaries for all our vessels. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.” Under our bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, Transpetro has elected to subcontract the technical operation and management of the Fortaleza Knutsen and the Recife Knutsen to an affiliate of KNOT.

Termination

Each of our time charters and bareboat charters terminates automatically if the applicable vessel is lost or missing. In addition, under certain circumstances, the customer may have an option to terminate the time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time the shipowner is in default under the time charter. Under the bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. In addition, the shipowner is generally entitled to suspend performance (but with the continuing accrual to its benefit of hire rate payments and default interest) and terminate the charter if the customer defaults in its payment obligations. Under the time charters and bareboat charters, either party may also terminate the charter in the event of war in specified countries. However, under the bareboat charters, in the event of war, hire shall continue to be paid in accordance with the charter. In addition, under the bareboat charters, the shipowner has the right to terminate the charter if the customer (1) does not take immediate steps to have the necessary repairs done within a reasonable time or (2) does not arrange and keep certain insurance.

Competition

The shuttle tanker industry is capital intensive and operational expertise is critical, which create high barriers to entry. The shuttle tanker industry is viewed as an integral part of offshore oil production creating a market with few alternative suppliers and therefore a low risk of substitution. A company with a solid track record, knowledge of the market and an experienced, well-trained crew is preferred to a new entrant since the cost and impact of vessel downtime is significant for the customer. Furthermore, the systems in place for operational procedures, such as offshore loading and vetting, have significant value when negotiating contracts with new and existing customers.

According to Fearnley Consultants AS, as of December 31, 2013, there were approximately 87 vessels in the world shuttle tanker fleet (including 11 newbuilds on order). Teekay Offshore Partners L.P. is the largest owner in the shuttle tanker market with about 34 shuttle tankers, including newbuilds on order. KNOT is the second largest owner of shuttle tankers with 19 shuttle tankers, including one newbuild on order (excluding our vessels). Petrobras, through its subsidiary Transpetro and on its own accord, is the third largest owner of shuttle tankers, with three shuttle tankers and seven newbuilds on order. Petrobras controls, however, a total of 37 vessels (29 existing and eight newbuilds) through long-term bareboat and time charters. There are other shuttle tanker owners in the industry, but the majority of these has a limited fleet size and has chartered vessels out for the long term.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In most cases, the classification society is authorized by the flag state to certify that the vessels also complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society may undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed by the classification society as follows:

•	Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic gauging, in order to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would require steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal and though we have not exercised this option for our existing vessels, we may do so in the future.

All of the vessel’s areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

A vessel’s underwater parts are required to be inspected every 24 to 36 month intervals by the classification society. Drydocking of vessels is done, at the minimum, every 60 months. If any defects are found, the classification surveyor will issue a condition of class that must be rectified by the shipowner.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All of our vessels have been awarded International Safety Management certification and are certified as being “in class” by Det Norske Veritas ASA, the Norwegian classification society. All new and secondhand vessels that we purchase must be certified prior to their delivery under the standard purchase contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we will have no obligation to take delivery of the vessel.

KNOT, through certain of its subsidiaries, operates as our ship manager, and carries out inspections of the ships on a regular basis, both at sea and while the vessels are in port, as well as carrying out inspections and ship audits to verify conformity with managers’ reports. The results of these inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. KNOT’s shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

KNOT, through certain of its subsidiaries, assists us and our operating subsidiaries in managing our ship operations. Det Norske Veritas ASA, a Norwegian classification society, has approved KNOT’s safety management system as complying with the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”), International Standards Organization (“ISO”) 9001 for Quality Assurance and ISO 14001 for Environment Management Systems, and this system has been implemented on all our ships. As part of KNOT’s ISM Code compliance, all the vessels’ safety management certificates are being maintained through ongoing internal audits performed by KNOT’s certified internal auditors and intermediate external audits performed by Det Norske Veritas ASA once a year. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

KNOT provides, through certain of its subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. KNOT’s subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to amended technical management agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

Critical ship management functions that will be provided by KNOT or its subsidiaries through various of its offices around the world include:

•	technical management, maintenance and dockings;

•	crew management;

•	procurement, purchasing and forwarding logistics;

•	marine operations;

•	vetting, oil major and terminal approvals;

•	shipyard supervision;

•	insurance; and

•	financial services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. In addition, KNOT’s day-to-day focus on cost control will be applied to our operations. We believe that the adoption of common standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

Risk of Loss, Insurance and Risk Management

The operation of any vessel, including shuttle tankers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we are responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel.

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the vessels in our fleet is 14 days per vessel.

All of our hull and machinery, hull interest and freight interest and loss of hire insurance policies are written on the NMIP, which through the hull and maintenance coverage also offers comprehensive collision liability coverage of up to the insured hull and maintenance value of the vessel. NMIP is based on an “all risk principle” and offers what is considered to be the most comprehensive insurance obtainable in any of the world’s marine markets today. The agreed deductible on each vessel averages $150,000 for the shuttle tankers in our fleet.

Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $1 billion per accident or occurrence. We are a member of Norwegian P&I Club Skuld. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the covers for hull and machinery, hull interest and freight interest, protection and indemnity and loss of hire insurances have confirmed that they will consider the shuttle tankers as vessels for the purpose of providing insurance.

We use in our operations KNOT’s risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We benefit from KNOT’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

KNOT has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems and the ISM Code on a fully integrated basis.

Environmental and Other Regulation

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, a mid-deck design with double-side construction or another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as updated by the 1992 Protocol (the “CLC”). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

IMO regulations also include SOLAS, including amendments to SOLAS implementing the International Security Code for Ports and Ships (the “ISPS”), the ISM Code and the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning systems, which would apply to shuttle tankers. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified the CLC generally utilize the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, the ISPS, the requirements for shuttle tankers under the Norwegian Maritime Directorate (Norway) (“NMD”) and Maritime and Coast Guard Agency (United Kingdom) (“MCA”) regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union (the “EU”) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

The requirements contained in the ISM Code govern our operations. Among other requirements, the ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuild upon delivery.

The International Labour Organization (the “ILO”) is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (the “MLC 2006”) to improve safety onboard merchant vessels. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. On August 20, 2012, the required number of countries ratified the MCL 2006 and it came into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

The IMO has adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, recent amendments to Annex VI require the imposition of progressively stricter limitations on sulfur emissions from ships. These limitations require that fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 1% sulfur. The North American ECA came into force on August 1, 2012. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. In addition, the United States Caribbean ECA will come into force in January 2014. The U.S. Caribbean ECA includes areas subject to the exclusive sovereignty of the United States off the coasts of the Commonwealth of Puerto Rico and the U.S. Virgin Islands. Consequently, the sulfur limit in marine fuel is capped at 1%, which is the capped amount for all other ECA areas since July 1, 2010. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

In addition, there are several other regulatory requirements to use low sulfur fuel that are either already in force or are upcoming. The EU Directive 33/2005 requiring the use of low sulfur fuel came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. As of January 1, 2015, all vessels operating within ECAs worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil. From July 1, 2010, the reduction of applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel Sulfur Control Areas will be 0.1%. All of our vessels are able to comply with low sulfur fuel requirements.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this has not occurred to-date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on our units once the convention has been ratified. The cost to comply with IMO ballast water treatment regulations for our four vessels in the aggregate is anticipated to be approximately $2 million.

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (the “Bunker Convention”) provides a liability, compensation and compulsory insurance system to protect and reimburse the victims of oil pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention became effective in 2008 and imposes strict liability on shipowners for certain pollution damage. Registered owners of any seagoing vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a signatory state (a “State Party”), or entering or leaving a port in the territory of a State Party, will be required to maintain insurance that meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The state-issued certificate must be carried onboard at all times. P&I clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

European Union Environmental Regulation of Vessels

In waters of the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations adopting these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, support maritime safety and set out civil and criminal penalties that are being progressively incorporated into domestic legislation. For instance, the EU has adopted legislation (EU Directive 2009/16/EC) that: bans from EU waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards. EU Directive 2009/16/EC introduces a new harmonized and coordinated regime for port state control inspections and from January 1, 2011 a new on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records. Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.

Several regulatory requirements to use low sulfur fuel are in force or upcoming. See discussion of “low sulfur fuel” regulations above.

Since January 1, 2012 a voluntary ballast water management regime has been operating in the Mediterranean Sea. The regime, which effectively urges ships to undertake ballast water exchange before entering the Mediterranean Sea, is to remain in place until the BWM Convention comes into force.

The EU is currently considering other proposals to further regulate vessel operations. We cannot predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority. The trend, however, is towards increasing regulation and our expectation is that requirements will become more extensive and more stringent over time. If more stringent requirements are put in effect in the future, they may require, individually or in the aggregate, significant expenditures and could increase our operating costs, potentially affecting financial performance.

North Sea Environmental Regulation of Vessels

Our shuttle tankers currently operate in the North Sea and Brazil.

In addition to the regulations imposed by the IMO and the EU, countries having jurisdiction over North Sea areas impose further regulatory requirements on operations in those areas, including MCA regulations in the United Kingdom and NMD regulations in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (“VOC”) equipment, on most shuttle tankers serving the Norwegian continental shelf. The license holders of the oil field are responsible for the costs to ensure that shuttle tankers operating in the field are using appropriate VOC equipment. In recent contracts, the charterers have requested owners to install such equipment against an increase in the hire rate. We have installed the VOC equipment required to operate on the Norwegian continental shelf in each of the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen and the Windsor Knutsen. If we decide to operate the Carmen Knutsen on the Norwegian continental shelf, we expect the cost to install the VOC equipment to be $3 million.

Brazilian Environmental Regulation of Vessels

In Brazil, the environmental requirements are defined by the field operator and in most cases Petrobras where it is involved. Brazilian environmental law includes international treaties and conventions to which Brazil is a party, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. Brazilian oil and gas business is subject to extensive regulations by several governmental agencies, including the National Agency for Oil and Gas, the Brazilian Navy and the Brazilian Authority for Environmental Affairs and Renewable Resources. Failure to comply may subject us to administrative, criminal and civil liability, with strict liability in administrative and civil cases.

United States Environmental Regulation of Vessels

In the United States, our operations are subject to federal and state laws and regulations that require us to obtain and maintain specified permits or governmental approvals; control the discharge of materials into the environment; remove and cleanup materials that may harm the environment; or otherwise comply with regulations intended to protect the environment. We are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection, the Department of Interior, the Bureau of Ocean Energy Management, and the Bureau of Safety and Environmental Enforcement, as well as classification societies such as the American Bureau of Shipping. The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (“OPA 90”) and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”).

Oil Pollution Act and CERCLA. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

OPA 90 affects all owners, bareboat charterers and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in U.S. waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations. We currently maintain for each of our vessel’s pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled. OPA 90 also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The U.S. Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the U.S. Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade to the United States in the future, we expect to provide guaranties through self-insurance or obtain guaranties from third-party insurers.

OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California, Washington and Alaska require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of vessels, including tankers operating in U.S. waters are required to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge;”

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the U.S. Coast Guard for the Windsor Knutsen and have received its approval of such plans. In case trading plans change for our other three vessels, we expect to be able to file the required plans and receive corresponding approvals without operational delay. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction.

Clean Water Act. The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA. The U.S. Environmental Protection Agency (the “EPA”) has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”), incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

The EPA updated the VGP in 2013 to incorporate numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. These requirements correspond with the IMO’s requirements under the BWM Convention, as discussed above. The permit also contains maximum discharge limitations for biocides and residuals. The numeric effluent limits in the new VGP will not apply to all vessels. Those that will be required to comply with the numeric limits will do so under a staggered implementation schedule. Certain existing vessels must achieve the numeric effluent limits for ballast water by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Newbuilds are subject to the numeric limits upon the effective date of the new permit. Vessels that have deferred deadlines for meeting the numeric standards must meet Best Management Practices, which are substantially similar to the requirements under the previous VGP.

The new VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (“NOIs”) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit.

In addition to the requirements in the new VGP, vessel owners and operators must meet 25 sets of state-specific requirements under the CWA’s § 401 certification process. Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

While we do not believe that the costs associated with obtaining the newly required permits and meeting related treatment requirements will be material, it is difficult to predict the overall impact of CWA permitting requirements on our business at this stage. In addition, state-specific requirements under the CWA’s § 401 and any similar restrictions enacted in the future could increase our costs of operating in the relevant waters.

NISA. On March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard approved ballast water management systems. The rule went into effect on June 21, 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than ten living organisms per milliliter for organisms between ten and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have ten living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply by their first drydock after January 1, 2014. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. While the 2013 VGP update imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available.

Clean Air Act. The United States Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to 2004 model year engines and newer and are equivalent to those adopted in the amendments to Annex VI to MARPOL. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future. In May 2013, the EPA issued a proposed amendment to its marine diesel engine requirements that would temporarily allow marine equipment manufacturers to use allowances if a compliant marine engine is not available. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Trends in Environmental Regulation in the United States. Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Macondo well blowout incident, could adversely affect our financial results. Although significant capital expenditures may be required to comply with these governmental laws and regulations, such compliance has not materially adversely affected our earnings or competitive position. We believe that we are currently in compliance in all material respects with the environmental regulations to which we are subject.

We may also be affected by or subject to permitting and other requirements under a variety of other environmental laws not discussed above, such as the Endangered Species Act, Marine Mammal Protection Act and National Environmental Policy Act.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol and restrictions on shipping emissions may be included in any new treaty.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to Annex VI to MARPOL for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (“EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all ships. The regulations apply to all ships of 400 gross tonnage and above and are entered into force on January 1, 2013. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI to MARPOL or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. The EPA has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. In addition, climate change initiatives are being considered in the United States Congress and by individual states. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the United States, the EU, Norway, Brazil or other countries where we operate, or any treaty adopted at the international level to succeed the

Kyoto Protocol, that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, including requiring us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Vessel Security Regulation

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”), came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS. The ISPS is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must maintain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

•	onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	a ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from the MTSA vessel security measures provided such vessels have onboard a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS. KNOT has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Taxation of the Partnership

Certain of our subsidiaries are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner designed to minimize the tax imposed on us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

Marshall Islands

Because we and our subsidiaries do not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries are subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions KNOT UK receives from its subsidiary, distributions that such subsidiary receives from the operating subsidiaries, and distributions we receive from KNOT UK, are not expected to be subject to Marshall Islands taxation.

United States

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we are subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under an applicable treaty or Section 883 of the Code. Because our fleet is owned by subsidiaries resident in Norway, we expect that we qualify for an exemption from U.S. federal income tax on any U.S. source gross transportation income we earn by virtue of the application of the U.S.-Norway Tax Treaty, and we intend to take this position for U.S. federal income tax purposes.

Norway

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway, and we expect them to elect to be subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their available cargo space rather than income generated from operating the vessels (i.e., operating income), which is tax free. Based upon the cargo space of our current vessels and the applicable rate of taxation, we expect our Norwegian subsidiaries to be liable for approximately $111,000 of Norwegian tonnage tax each year. In addition, under the tonnage tax regime, other income such as net financial income and expense (i.e., income not generated from operating the vessels) is subject to the regular corporate income tax rate of 27%. We are treated as fiscally transparent for Norwegian tax purposes and expect to organize our affairs and conduct our business in a manner such that we, and our remaining subsidiaries that are not organized under the laws of the Kingdom of Norway, are not subject to a material amount of Norwegian taxes.

United Kingdom

Although we are managed and controlled in the United Kingdom, we have obtained confirmation from HM Revenue & Customs that we are treated as a transparent partnership for United Kingdom tax purposes. Accordingly, we are not subject to UK tax in our own name, but rather any partners subject to UK tax will be taxed on their share of our profits.

Our general partner and KNOT UK expect to be a resident of the United Kingdom for taxation purposes. Nonetheless, these companies are primarily expected to earn dividend income from our controlled affiliates, which should generally be exempt from United Kingdom taxation under applicable exemptions for distributions from subsidiaries.

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2013, KNOT employed (directly and through ship managers) approximately 124 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended technical management agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

We and KNOT regard attracting and retaining motivated seagoing personnel as a top priority. KNOT offers seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers operating our vessels are engaged on individual employment contracts, and we have entered into collective bargaining agreements that cover substantially all of the sailing personnel that operate the vessels in our current fleet, which are flagged in Norway, the Isle of Man or the Bahamas. We believe our relationships with these labor unions are good. Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. KNOT’s cadet training approach is designed to balance academic learning with hands-on training at sea. KNOT is training personnel mainly in Norway and the Philippines and at institutions that utilize ship handling, dynamic positioning and cargo handling simulators to train our cadets. After receiving formal instruction at one of these institutions, our cadets’ training continues onboard one of KNOT’s vessels. Additional vessel and equipment training and courses are arranged in accordance with our training policies and the training requirements of our charterers. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the larger, independent shipping companies with shuttle tanker experience from those that are newcomers and lack experienced, in-house staff and established expertise on which to base their customer service and safety operations.

C. Organizational Structure

We are a publicly traded limited partnership formed on February 21, 2013.

The diagram below depicts our simplified organizational and ownership structure.

(1)	Each of the Fortaleza Knutsen, the Recife Knutsen, the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen are owned by certain vessel-owning subsidiaries.

We listed our common units on the NYSE in April 2013 under the ticker symbol “KNOP.”

We were formed under the law of the Marshall Islands and maintain our principal executive headquarters at 2 Queen’s Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is+44 (0) 1224 618420. Our principal administrative offices are located at 2 Queen’s Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom.

A full list of our significant operating and vessel-owning subsidiaries is included in Exhibit 8.1.

D. Property, Plants and Equipment

Other than the vessels in our current fleet, we do not have any material property.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following should be read in conjunction with “Item 3A. Key Information—Selected Financial Data,” “Item 4. Information on the Company” and the Consolidated and Combined Carve-Out Financial Statements and accompanying notes included in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

The following discussion assumes that our business was operated as a separate entity prior to the closing of our IPO on April 15, 2013. References in this Annual Report to our “initial fleet” refer to the Fortaleza Knutsen, the Recife Knutsen, the Windsor Knutsen and the Bodil Knutsen, all of which were contributed to us at or prior to our IPO. The historical financial statements for periods prior to the closing of our IPO on April 15, 2013, which are discussed below, have been carved out of the consolidated financial statements of KNOT, which operated the vessels in our initial fleet for periods prior to our IPO.

Our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results.

On August 1, 2013, we acquired KNOT’s 100% interest in the subsidiary that owns and operates the shuttle tanker, the Carmen Knutsen.

Overview

We were formed in February 2013 as a limited partnership under the laws of the Republic of the Marshall Islands and are majority-owned by KNOT. KNOT is a leading independent owner and operator of shuttle tankers, to own and operate shuttle tankers under long-term charters. As of December 31, 2013, KNOT owns a 49% limited partner interest in us and, through its ownership of our general partner, a 2% general partner interest in us, as well as our incentive distribution rights. Our fleet consists of five shuttle tankers: (1) the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Transpetro, (2) the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro, (3) the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2016 with Statoil, with options to extend until May 2019, (4) the Windsor Knutsen, a shuttle tanker built in 2007 and retrofitted from a conventional oil tanker to a shuttle tanker in 2011 that is currently operating under a time charter that expires between June 30 and August 30, 2014 with BG Group and (5) the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2018 with Repsol, with options to extend until January 2021. Pursuant to the omnibus agreement with KNOT, we have the right to purchase from KNOT four newbuilds, delivered or expected to be delivered to charterers during 2013 and 2014. Pursuant to the omnibus agreement, we also have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the omnibus agreement.

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units) to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. In addition, KNOT owns, through its ownership of our general partner, a 2.0% general partner interest in us, represented by 349,694 general partner units.

On August 1, 2013, we acquired KNOT’s 100% interest in the subsidiary that owns and operates the shuttle tanker, the Carmen Knutsen, for a purchase price of $145.0 million, less bank debt of $89.1 million and other purchase price adjustments of $0.1 million. The purchase price was settled by way of a cash payment of $45.4 million and a seller’s credit provided by KNOT in the form of a loan for $10.5 million (which was reduced to $10.4 million as a result of a $0.1 million purchase price adjustment).

Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. These services are provided under the following basic types of contractual relationships:

•	Time charters, whereby the vessels that we operate and are responsible for the crewing of are chartered to customers for a fixed period of time at hire rates that are generally fixed and increase annually based on a fixed percentage increase or fixed schedule to enable us to offset expected increases in operating costs. Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the customer is responsible for any voyage expenses incurred; and

•	Bareboat charters, whereby customers charter our vessels for a fixed period of time at hire rates that are generally fixed, but the customers are responsible for the vessel operation and bear the operating and voyage expenses, including crewing and other operational services.

The table below compares the primary features of a time charter and a bareboat charter:

	Time Charter	Bareboat Charter
Typical charter length	One year or more	One year or more
Hire rate basis(1)	Daily	Daily
Voyage expenses(2)	Customer pays	Customer pays
Vessel operating expenses(2)	Owner pays	Customer pays
Off-hire(3)	Varies	Customer typically pays

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(3)	“Off-hire” refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during off-hire. Our bareboat charters do not contain such provisions.

Employment of Our Fleet

The following table describes the operations of the vessels in our fleet.

Vessel	Description of Historical Operations

Fortaleza Knutsen	Delivered in March 2011. Has operated under a long-term bareboat charter with Transpetro, which commenced on delivery.

Recife Knutsen	Delivered in August 2011. Has operated under a long-term bareboat charter with Transpetro, which commenced on delivery.

Bodil Knutsen	Delivered in February 2011 from the shipyard. Completed an interim spot voyage and testing prior to commencing operations under a long-term time charter with Statoil in May 2011.

Windsor Knutsen	Delivered in May 2007. Operated as a conventional oil tanker under short-term time charters and in the spot market from its delivery until commencement of retrofitting in November 2010. Has operated under a long-term time charter with BG Group since April 2011 following completion of its retrofitting as a shuttle tanker. Will be redelivered between June 30 and August 30, 2014.

Carmen Knutsen	Delivered in January 2013. Has operated under a long-term time charter with Repsol since January 2013.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel conversions and deliveries. For example, the Windsor Knutsen was built in 2007 and operated as a conventional oil tanker until November 2010 when it entered the shipyard to be retrofitted from a conventional oil tanker to a shuttle tanker. In addition, each of the Fortaleza Knutsen, the Recife Knutsen and the Bodil Knutsen were delivered from the shipyard during 2011 and did not have any historical operations prior to that time. Further, we acquired the subsidiary that owns and operates the Carmen Knutsen in August 2013. Moreover, pursuant to the omnibus agreement, we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years, and we have the right to purchase from KNOT four additional newbuild shuttle tankers, Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, if its respective purchase price is agreed upon in accordance with the provisions of the omnibus agreement. We may also grow through the acquisition in the future of additional vessels as part of our growth strategy.

•	Following the closing of our IPO, our leverage and associated finance expenses were reduced. In connection with the closing of our IPO, we amended the financing agreements related to the vessels in our initial fleet, repaid certain then outstanding balances with the proceeds of our IPO, and, therefore, had less debt outstanding and lower interest expense upon the closing of our IPO. Also, a majority of our external vessel financing agreements have been guaranteed by either KNOT or TSSI, for which a guarantee commission was paid. Following the closing of our IPO, we guaranteed the obligations of our subsidiaries directly under the vessel financing agreements and, therefore, will not incur any guarantee commissions on a going forward basis. In addition, our historical operations prior to our IPO relied on funding from related parties, which was treated as a net contribution of capital upon the closing of our IPO.

•	Our historical results of operations are affected by significant losses relating to derivative instruments. Our historical results of operations for periods prior to our IPO reflect significant losses relating to interest rate swap and foreign exchange contracts. Such derivative instruments entered into by KNOT were not transferred to us in connection with our IPO. From time to time, we may enter into (1) interest rate swap transactions to economically hedge all or a portion of our exposure to floating interest rates and (2) foreign currency swap contracts to economically hedge risk from foreign currency fluctuations.

•	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars. In addition, we have the right to purchase from KNOT four additional newbuild shuttle tankers that will operate under time charters with hire rates payable in U.S. Dollars. Approximately 34%, 27% and 30% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 56%, 57% and 48% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”), for the years ended December 31, 2013, 2012 and 2011, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.

•

Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our historical results of operations for periods prior to our IPO have been determined by allocating certain of KNOT’s administrative costs, after deducting costs directly charged to KNOT’s subsidiaries for services provided by the administrative staff and shareholder costs, to us principally based on the size of our fleet in relation to the size of KNOT’s fleet. These allocated costs may not be indicative of our future administrative costs. In connection with the closing of our IPO, we entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides us with certain administrative services. KNOT UK is permitted to subcontract certain of the administrative services provided under this agreement to KOAS UK and KOAS. We reimburse KNOT UK, and KNOT UK reimburses KOAS UK and KOAS, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services subcontracted to KOAS UK and KOAS under the administrative services agreement. In addition, KNOT UK pays to KOAS UK and KOAS, as applicable, a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred in connection with providing services. Part of the services intended to be provided by KOAS have been provided by KNOT Management on the same terms as agreed for KOAS.

•	We incur additional general and administrative expense as a publicly traded partnership. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership will be approximately $2.5 million annually and will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and officer and director compensation.

•	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries are subject to a one-time entrance tax into the tonnage tax regime due to our acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the tax rate of 28% by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate is reduced to 27% for the fiscal year 2014.

•	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject only to Norwegian tonnage tax rather than a combination of ordinary taxation and tonnage taxation as reflected in the Consolidated and Combined Carve-Out Financial Statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, the tonnage tax is based on the tonnage of the vessel, and operating income is tax free. Tonnage tax is calculated based on the vessel’s net tonnage (in thousands), according to its certificate, multiplied by the days in operation and the applicable dayrate. The net financial income and expense remains taxable as ordinary income tax at the regular corporate income tax rate of 27% for Norwegian subsidiaries subject to the tonnage tax regime. Based upon the expected change in tax status of our Norwegian subsidiaries, the majority of the deferred tax assets and liabilities included in the combined carve-out balance sheets will be reversed with an offset to the income statement upon entering the tonnage tax regime.

Market Overview and Trends

The shuttle tanker market currently consists of 76 vessels and is characterized by long-term charters with offshore oil producers. Most shuttle tankers are in the North Sea and offshore Brazil. Demand for shuttle tankers is based on offshore oilfield development and higher oil prices, and a positive long-term offshore oil outlook had led to increased activity. However, for the past 12 to 18 months, oil companies have experienced delays in oil production start-up both in the North Sea and Brazil. This has led BG Group to determine not to exercise its option to charter the Windsor Knutsen after its initial term. While this has led to reduced activity for vessels without fixed charters, we believe vessels on fixed charters have not been affected. Due to the age structure of the fleet, the lack of speculative contracting and the relatively high number of projects under development, we believe the long-term outlook continues to be positive and that there will be tendering activity for new projects this year.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

•	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;

•	whether our customers Statoil and Repsol, respectively, exercise their options to extend their time charters of the Bodil Knutsen for three years and the Carmen Knutsen for five years;

•	the number and availability of our vessels, including our ability to exercise the options to purchase the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen;

•	the level of demand for shuttle tanker services;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;

•	interest rate changes;

•	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense; and

•	the level of any distribution on our common units.

Please read “Item 3. Key Information—Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Time Charter and Bareboat Revenues. Revenues from time charters and bareboat charters are recognized as operating leases on a straight-line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer until the end of the lease term. Under time charters, we are responsible for providing the crewing and other services related to the vessel’s operation, the cost of which is included in the daily hire rate, except when off-hire. Under bareboat charters, we provide a specified vessel for a fixed period of time at a specified hire rate. Revenues are affected by hire rates and the number of days a vessel operates as well as the mix of business between time charters and bareboat charters.

Voyage Revenues. Voyage revenues include revenues on spot contracts, which are recognized using the unit of completion method on a discharge-to-discharge basis. During 2011, the Bodil Knutsen was chartered under a spot contract for positioning from the shipyard to the North Sea, the resulting revenues of which partly offset the voyage expenses incurred. Our vessels are not currently operating and are not expected to operate in the spot market.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are typically paid by the customer under time charters and bareboat charters. Voyage expenses are paid by the shipowner during spot contracts and periods of off-hire and are recognized when incurred.

Vessel Operating Expenses. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oil and communication expenses. Vessel operating expenses are paid by the shipowner under time charters and spot contracts and are recognized when incurred. Vessel operating expenses are paid by the customer under bareboat charters.

Off-hire. Under our time charters, when the vessel is off-hire, or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to a termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, delays due to accidents, crewing strikes, certain vessel detentions or similar problems or the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew. Our bareboat charters do not contain provisions for off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 180 days.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which drydocking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. For vessels operating on time charters, we capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels operating on bareboat charters, the customer bears the cost of any drydocking. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life of 25 years for the hull and equipment, less an estimated residual value. Drydocking cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking.

Impairment of Long-Lived Assets. Vessels and equipment, vessels under construction and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Other Finance Expense. Other finance expense includes external bank fees, financing service fees paid to related parties and guarantee commissions paid to external and related parties in connection with our debt and other bank services.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to highlight changes in net voyage revenues between periods.

Average Number of Vessels. For periods prior to our IPO, the historical average number of vessels consists of the average number of owned vessels that were in our possession during a period. For periods after our IPO, the average number of ships will consist of the average number of owned vessels that are in our possession during the periods presented. We use average number of ships primarily to highlight changes in vessel operating expenses, hire rate expense and depreciation and amortization.

Insurance

Hull and Machinery Insurance. We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage and towing costs, and also insures against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we are responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel.

Loss of Hire Insurance. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the vessels in our fleet is 14 days per vessel.

All of our hull and machinery, hull interest and freight interest and loss of hire insurance policies are written on the Norwegian Marine Insurance Plan (“NMIP”), which through the hull and maintenance coverage also offers comprehensive collision liability coverage of up to the insured hull and maintenance value of the vessel. NMIP is based on an “all risk principle” and offers what is considered to be the most comprehensive insurance obtainable in any of the world’s marine markets today. The agreed deductible on each vessel averages $150,000.

Protection and Indemnity Insurance. Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Our current protection and indemnity insurance coverage is unlimited, except for pollution, which is limited to $1 billion per vessel per incident.

Customers

In the years ended December 31, 2013, 2012 and 2011, revenues from the following customers accounted for over 10% of our combined revenues:

		Year Ended December 31,
Customer	Vessels	2013		2012		2011
		(U.S. Dollars in thousands)
BG Group	Windsor Knutsen	$20,311	28%	$14,905	23%	$13,172	30%
Transpetro	Fortaleza Knutsen Recife Knutsen	$22,860	31%	$24,980	38%	$14,540	33%
Statoil	Bodil Knutsen	$21,563	29%	$22,193	34%	$14,096	32%
Repsol	Carmen Knutsen	$8,417	12%	$—	—	$—	—

A. Operational Results

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012	Change	% Change
Time charter and bareboat revenues	$73,151	$62,078	$11,073	17.8%
Loss of hire insurance recoveries	250	3,575	(3,325)	(93.0)%
Vessel operating expenses	14,288	13,000	1,288	9.9%
Depreciation and amortization	23,768	21,181	2,587	12.2%
General and administrative expenses	5,361	4,834	527	10.9%
Interest income	30	19	11	57.9%
Interest expense	(10,773)	(13,471)	2,698	20.0%
Other finance expense	(2,048)	(3,378)	1,330	39.4%
Realized and unrealized gain (loss) on derivative instruments	505	(6,031)	6,536	108.4%
Net gain (loss) on foreign currency transactions	193	(1,771)	1,964	110.9%
Income tax benefit (expense)	(2,827)	(1,261)	(1,566)	124.2%
Net income (loss)	15,064	745	14,319	1,922%

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2013 were $73.2 million, an increase of $11.1 million from $62.1 million for the year ended December 31, 2012. The increase is primarily due to revenues associated with the Carmen Knutsen time charter of $8.4 million for the period from August 1 through December 31, 2013, and yearly adjustments in time-charter rates for the Bodil Knutsen and the Windsor Knutsen. Approximately $4.6 million of such increase is due to the Windsor Knutsen being off-hire from April 1, 2012 to June 24, 2012, reducing revenues for the year ended December 31, 2012. During 2013, there was a one-time cost related to termination of a commercial management contract with KNOT Management resulting in a net reduction in revenues of $2.8 million for the year ended December 31, 2013. This one-time cost was compensated by KNOT by a corresponding increase in the equity of the Partnership at the closing of our IPO.

Loss of Hire Insurance Recoveries. Loss of hire insurance recoveries for the year ended December 31, 2013 were $0.3 million, compared to $3.6 million for the year ended December 31, 2012. The recoveries for both periods are related to the Windsor Knutsen. Under our loss of hire polices, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. No further loss of hire recoveries are expected for this claim.

Vessel Operating Expenses. Vessel operating expenses for the year ended December 31, 2013 were $14.3 million, an increase of $1.3 million from $13.0 million for the year ended December 31, 2012. Vessel operating expenses increased by $2.9 million, primarily due to the Carmen Knutsen being included in our operations as of August 1, 2013 and partly offset by a reduction of $ 1.7 million in recorded operating expenses for the Windsor Knutsen for the year ended December 31, 2013 compared to the year ended December 31, 2012. The reduction after receiving insurance proceeds in 2013 is due to repair costs as a result of propeller damage for this vessel in 2012.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2013 was $23.8 million, an increase of $2.6 million from $21.2 million for the year ended December 31, 2013. The increase in depreciation and amortization is mainly due to the Carmen Knutsen being included in our results of operations as of August 1, 2013.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2013 were $5.3 million, an increase of $0.5 million from $4.8 million for the year ended December 31, 2012. The cost related to our IPO was $2.4 million for the year ended December 31, 2013 compared to $4.4 million for the same period in 2012.

Interest Income. Interest income for the year ended December 31, 2013 was $0.03 million compared to $0.02 million for the same period in 2012.

Interest Expense. Interest expense for the year ended December 31, 2013 was $10.8 million, a decrease of $2.7 million from $13.5 million for the year ended December 31, 2012. The decrease is mainly due to reduction in debt for the period after our IPO having an effect of $2.1 million and a $1.3 million reduction in interest payable to related parties. This was partly offset by a one-time charge relating to reversal of capitalized loan costs of $0.7 million for the year ended December 31, 2013.

Other Finance Expense. Other finance expense for the year ended December 31, 2013 was $2.1 million, a decrease of $1.3 million from $3.4 million for the year ended December 31, 2012. Other finance expense is primarily related to bank fees and guarantee commissions incurred during 2013 and 2012. The decrease is primarily due to a $1.5 million decrease in guarantee commission paid to KNOT and TSSI compared to the same period in 2012. Prior to our IPO, the majority of the vessel financing agreements were guaranteed by TSSI and KNOT, for which a guarantee commission was paid based on the outstanding loan balance. Prior to the closing of our IPO, the existing vessel financing agreements were amended to permit the transactions pursuant to which we acquired our initial fleet, and the legal cost in connection with such amendments was expensed. The total increase in mortgage loan fees for the year ended December 31, 2013 compared with same period 2012 was approximately $0.4 million.

Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized gain on derivative instruments for the year ended December 31, 2013 was $0.5 million, compared to a net loss for the year ended December 31, 2012 of $6.0 million. The realized and unrealized gain on derivative instruments during the year ended December 31, 2013 was primarily related to an unrealized gain on new interest rate swap contracts and foreign exchange forward contracts that we entered into after our IPO. The interest rate swap contracts that were in effect at the time of our IPO were not transferred to us at the closing of our IPO, and we have no further obligations related to these contracts.

Net Loss on Foreign Currency Transactions. Net gain on foreign currency transactions for the year ended December 31, 2013 was $0.2 million, compared to a net loss on foreign currency transactions for the year ended December 31, 2012 of $1.8 million. This decrease of $2.0 million is primarily due to changes in the exchange rate of NOK to U.S. Dollars relating to payables to and receivables from TSSI and KNOT.

Income Tax Benefit (Expense). Income tax expense for the year ended December 31, 2013 was $2.8 million, an increase of $1.5 million from income tax expense of $1.3 million for the year ended December 31, 2012.

After the reorganization of the activities of KNOT Offshore Partners LP Predecessor (the “Predecessor”) in to the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to our acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax is estimated to be approximately $2.7 million, of which approximately $0.6 million is payable in October 2014.

The tax expense prior to our IPO date is partly subject to the Norwegian ordinary tax regime in addition to the tonnage tax regime. The tax expense and the deferred tax assets and liabilities are, therefore, not comparable to the ongoing operation and the tax after the date of our IPO. All of the tax positions related to the ordinary Norwegian tax regime were eliminated at the date of our IPO.

Net Income (Loss). As a result of the foregoing, net income for the year ended December 31, 2013 was $15.0 million, an increase of $14.3 million from a net income of $0.8 million for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011

	Year Ended December 31,
(U.S. Dollars in thousands)	2012	2011	Change	% Change
Time charter and bareboat revenues	$62,078	$41,809	$20,269	48.5%
Voyage revenues	—	2,100	(2,100)	N/A
Loss of hire insurance recoveries	3,575	—	3,575	N/A
Voyage expense	—	2,653	(2,653)	N/A
Vessel operating expenses	13,000	10,795	2,205	20.4%
Depreciation and amortization	21,181	16,229	4,952	30.5%
General and administrative expenses	4,834	927	3,907	421.5%
Interest income	19	34	(15)	(44.1)%
Interest expense	(13,471)	(9,650)	3,821	39.6%
Other finance expense	(3,378)	(2,741)	637	23.2%
Realized and unrealized loss on derivative instruments	(6,031)	(15,489)	(9,458)	(61.1)%
Net gain (loss) on foreign currency transactions	(1,771)	(3,037)	(1,266)	(41.7)%
Income tax benefit (expense)	(1,261)	1,240	2,501	201.7%
Net income (loss)	745	(16,338)	17,083	104.6%

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2012 were $62.1 million, an increase of $20.3 million from $41.8 million for the year ended December 31, 2011. The increase is primarily due to all of the vessels in our initial fleet operating for the entire year pursuant to their respective time charters and bareboat charters during the year. During the year ended December 31, 2011, the Fortaleza Knutsen, the Windsor Knutsen, the Bodil Knutsen and the Recife Knutsen did not commence operation under their charters until March 2011, April 2011, May 2011 and August 2011, respectively.

Voyage Revenues. Voyage revenues for the year ended December 31, 2012 were $0.0 million, a decrease of $2.1 million from $2.1 million for the year ended December 31, 2011. We did not earn any voyage revenues during the year ended December 31, 2012 as all of our vessels were operating under their time charters and bareboat charters consistent with our strategy. During 2011, the Bodil Knutsen was chartered under a spot contract for positioning from the shipyard to the North Sea, the resulting revenues of which partly offset the voyage expense incurred.

Loss of Hire Insurance Recoveries. Loss of hire insurance recoveries for the year ended December 31, 2012 were $3.6 million, an increase of $3.6 million from $0.0 million for the year ended December 31, 2011.

In March 2012, the propeller of the Windsor Knutsen was damaged. As a result, the Windsor Knutsen was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. During the year ended December 31, 2012, we recorded $3.6 million of proceeds received pursuant to the loss of hire insurance as a component of total revenues since day rates are recovered under terms of the policy. There was no similar insurance recovery for the year ended December 31, 2011 as no vessels were off-hire during such period.

Voyage Expenses. Voyage expenses for the year ended December 31, 2012 were $0.0 million, a decrease of $2.7 million from $2.7 million for the year ended December 31, 2011. We did not incur any voyage expenses during the year ended December 31, 2012, as all of our vessels were operating under their time charters and bareboat charters consistent with our strategy. During the year ended December 31, 2011, the Bodil Knutsen incurred voyage expenses in connection with positioning from the shipyard to the North Sea, which expenses were partially offset by voyage revenues from a spot contract as described under “—Voyage Revenue.”

Vessel Operating Expenses. Vessel operating expenses for the year ended December 31, 2012 were $13.0 million, an increase of $2.2 million from $10.8 million for the year ended December 31, 2011. The increase in vessel operating expenses is primarily due to the Bodil Knutsen and the Windsor Knutsen operating on time charters for the entire year ended December 31, 2012. The Bodil Knutsen commenced operations in May 2011. In addition, the Windsor Knutsen incurred lower vessel operating expenses at the yard during its conversion from a conventional oil tanker to a shuttle tanker in the period up to April 2011, when it commenced operations under its time charter. As we do not incur significant vessel operating expenses for our vessels operating under bareboat charters, the increase in vessel operating expenses during the year ended December 31, 2012 as compared to 2011 is primarily related to our vessels operating under time charters. Further, we have recorded $3.0 million for probable reimbursements under our hull and machinery insurance during the year ended December 31, 2012 for the repairs as a result of the propeller damage to the Windsor Knutsen, which is classified under vessel operating expenses along with the cost of the repairs for the period of $4.1 million.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2012 was $21.2 million, an increase of $5.0 million from $16.2 million for the year ended December 31, 2011. The increase in depreciation and amortization is primarily due to having depreciation on each of the vessels in our initial fleet during the entire year ended December 31, 2012 as compared to the commencement of depreciation on the Bodil Knutsen, the Fortaleza Knutsen and the Recife Knutsen in February 2011, March 2011 and August 2011, respectively.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2012 were $4.8 million, an increase of $3.9 million from $0.9 million for the year ended December 31, 2011. The increase in general and administrative expenses is primarily due to costs incurred for internal resources working on preparations for our IPO, which were expensed as incurred.

Interest Income. Interest income for the year ended December 31, 2012 of $0.02 million was substantially similar to interest income of $0.03 million for the year ended December 31, 2011.

Interest Expense. Interest expense for the year ended December 31, 2012 was $13.5 million, an increase of $3.8 million from $9.7 million for the year ended December 31, 2011. The increase in interest expense is primarily due to lower capitalized interest for the year ended December 31, 2012 than in the same period of 2011. For the year ended December 31, 2011, we incurred total interest cost of $13.2 million, of which $3.5 million was capitalized during the period vessels remained under construction. For the year ended December 31, 2012, we incurred total interest expense of $13.5 million, none of which was capitalized since there were no vessels under construction. No interest expense was capitalized for the year ended December 31, 2012, because capitalization ceased in 2011 when the vessels were delivered and ready for their intended use.

Other Finance Expense. Other finance expense for the year ended December 31, 2012 was $3.4 million, an increase of $0.6 million from $2.7 million for the year ended December 31, 2011. Other finance expense is primarily related to bank fees and guarantee commissions incurred during 2012 and 2011. The majority of the vessel financing agreements is guaranteed by TSSI or KNOT, for which a guarantee commission was paid based on the outstanding loan balances. The increase in other finance expense is primarily due to higher guarantee commissions for 2012 due to a higher average outstanding loan balance during 2012 as compared to 2011.

Realized and Unrealized Loss on Derivative Instruments. Realized and unrealized loss on derivative instruments for the year ended December 31, 2012 was $6.0 million, a decrease of $9.5 million from $15.5 million for the year ended December 31, 2011. The realized and unrealized loss on derivative instruments during the year ended December 31, 2011 primarily related to realized and unrealized losses on interest rate swap contracts of $17.1 million, primarily due to declining long-term interest rates and partially offset by realized and unrealized gains on foreign exchange forward contracts of $1.7 million due to the strengthening of the U.S. Dollar relative to the Euro. The realized and unrealized loss on derivative instruments during the year ended December 31, 2012 related to realized and unrealized losses on interest rate swap contracts of $6.0 million, primarily due to moderately declining long-term interest rates. All foreign exchange forward contracts were settled during 2011 as the shipyard payments were made, and, therefore, there were no gains or losses during 2012.

Net gain (loss) on foreign currency transactions. Net loss on foreign currency transactions for the year ended December 31, 2012 was $1.8 million, compared to net loss on foreign currency transactions for the year ended December 31, 2011 of $3.0 million. This decrease of $1.3 million is primarily due to changes in the exchange rate of NOK to U.S. Dollars relating to payables to and receivables from TSSI and KNOT.

Income tax benefit (expense). Income tax expense for the year ended December 31, 2012 was $1.3 million, an increase of $2.5 million from income tax benefit of $1.2 million for the year ended December 31, 2011. The main reason for the increase in income tax expense is that there was income before taxes for the year ended December 31, 2012 compared with a loss before income taxes in the corresponding period of 2011. A portion of our historical operations are subject to taxation pursuant to the Norwegian ordinary tax regime and our remaining operations are subject to the Norwegian tonnage tax regime. The increase in income tax expense is in part due to a decrease in our taxable loss for ordinary taxes resulting in a lower benefit for the tax loss carry forward, which is partially offset by the deferred tax impact of changes in temporary differences for ordinary taxes for the year ended December 31, 2012 as compared to the year ended December 31, 2011. For tonnage tax, a valuation allowance was recognized for the years ended December 31, 2011 and 2012 related to the financial loss carry forward and other deferred tax assets. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. We did not deem a portion of financial loss carry forward and increase in other deferred tax assets more-likely-than-not of realization due to the cumulative loss position for tonnage tax.

Net income (loss). As a result of the foregoing, net income for the year ended December 31, 2012 was $0.8 million, an increase of $17.1 million over the net loss of $16.3 million for the year ended December 31, 2011.

B. Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to economically hedge our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts. However, the interest rate swap contracts that were in effect at the time of our IPO were not transferred to us at the closing of our IPO.

We estimate that we will spend in total approximately $9.5 million for drydocking and classification surveys for the three vessels under time charters in our fleet in 2014, 2016, 2017 and 2018. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. As of December 31, 2013, our current liabilities exceeded current assets by $10.0 million. Included within current liabilities are mark-to-market valuations of swap derivative instruments representing $2.1 million of these liabilities, and included within currents assets are mark-to-market valuations of swap derivative instruments representing $2.6 million of these assets. We currently have no intention of terminating these swap derivative instruments and hence realizing these liabilities.

We have recognized an expense of approximately $3 million in the three months ended March 31, 2013 (of which $0.6 million is payable in October 2014) for a one-time entrance tax into the Norwegian tonnage tax regime, which amount was pre-funded from the proceeds of our IPO. As of December 31, 2013, our cash and cash equivalents, including restricted cash, was $29.3 million. Our restricted cash balances contribute to our short- and medium-term liquidity as they are used to fund payment of certain loans that would otherwise be paid out of our cash balances.

We have established a $20 million revolving credit facility as part of our vessel-secured financing (the “revolving credit facility”), which is available until August 15, 2016. On August 1, 2013, $20 million was drawn under the revolving credit facility as part of the financing for the Carmen Knutsen.

We believe that our current resources are sufficient to meet our working capital requirements for our current business for at least the next 12 months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012	2011
Net cash provided by operating activities	$44,160	$19,307	$11,473
Net cash used in investing activities	(55,468)	(52)	(138,104)
Net cash provided by (used in) financing activities	38,890	(21,156)	126,445
Effect of exchange rate changes on cash	(33)	(1)	—
Net increase (decrease) in cash and cash equivalents	27,549	(1,902)	(186)
Cash and cash equivalents at the beginning of the year	1,287	3,189	3,375
Cash and cash equivalents at the end of the year	28,836	1,287	3,189

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $44.2 million and $19.3 million for the years ended December 31, 2013 and 2012, respectively. The increase of $24.9 million is mainly due to $12.9 million in additional earnings, reduction in interest cost of $4 million and increased working capital.

Net cash provided by operating activities was $19.3 million and $11.5 million for the years ended December 31, 2012 and 2011, respectively. The increase of $7.8 million for the year ended December 31, 2012 is principally due to all of the vessels in our initial fleet being in operation. Net cash provided by operating activities for the year ended December 31, 2011 reflected ten months of operation for the Fortaleza Knutsen, five months of operation for the Recife Knutsen, eight months of operation for the Bodil Knutsen and nine months of operation for the Windsor Knutsen.

Net Cash Used in Investing Activities

Net cash used in investing activities was $55.5 million and $0.1 million for the years ended December 31, 2013 and 2012, respectively. The increase is mainly due to the acquisition of the Carmen Knutsen on August 1, 2013, for which we paid a cash amount to cover the difference between the purchase price of $145.0 million, less bank debt of $89.1 million and other purchase price adjustments of $0.1 million.

Net cash used in investing activities decreased by $138.0 million for the year ended December 31, 2012 compared with the prior year, reflecting that all vessels in our initial fleet had been delivered in 2011.

Net cash used in investing activities of $138.1 million for the year ended December 31, 2011 is mainly due to final payments to shipyards for vessels under construction or conversion.

Net cash used in investing activities of $0.05 million for the year ended December 31, 2012 reflects that all vessels in our initial fleet had been delivered in 2011.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $38.9 million for the year ended December 31, 2013 compared to net cash used in financing activities of $21.2 million for the same period in 2012.

Net cash provided by financing activities during the year ended December 31, 2013 was $38.9 million and was mainly relating to the following:

•	The net proceeds from the exercise in full of the underwriters’ over-allotment option in connection with our IPO (approximately $21.95 million) were used by the Partnership to make a cash distribution to KNOT;

•	During 2013, there was an increase in the borrowings outstanding under the Fortaleza and Recife Facility (as defined below) of $25.4 million, a seller’s credit provided by KNOT in the form of a loan for $10.4 million after purchase price adjustments for the acquisition of the Carmen Knutsen and a $20.0 million borrowing under the revolving credit facility;

•	Repayments of long-term debt of $142.9 million; and

•	The payment of dividends during the year of $13.2 million.

Net cash used in financing activities was $21.2 million for the year ended December 31, 2012 compared with net cash provided by financing activities of $126.4 million for the comparable period of 2011.

Net cash used in financing activities during the year ended December 31, 2012 of $21.2 million related primarily to repayment of current installments of long-term debt.

Net cash provided by financing activities during the year ended December 31, 2011 was $126.4 million. During 2011, long-term vessel financing was obtained for the Bodil Knutsen and for the Windsor Knutsen conversion. Further drawdowns were made for final vessel payments for the Recife Knutsen and the Fortaleza Knutsen. In total, proceeds from long-term debt were $176.3 million for the year ended December 31, 2011. In addition, the net contribution from KNOT to equity was $38.0 million. The debt and equity financing was used to pay final installments on vessels under construction or conversion, $20.0 million in short-term bridge financing for the Bodil Knutsen, current installments on long-term debt of $17.2 million and payables to owners and affiliates of $47.8 million for the year ended December 31, 2011.

As a result of the foregoing, cash and cash equivalents decreased for the year ended December 31, 2012 by $1.9 million and decreased for the year ended December 31, 2011 by $0.2 million.

Borrowing Activities

Long-Term Debt. As of December 31, 2013 and 2012, our long-term debt consisted of the following:

		Year Ended December 31,
(U.S. Dollars in thousands)	Vessel	2013	2012
$160 million loan facility	Fortaleza Knutsen & Recife Knutsen	$132,425	$144,100
$19 million loan facility	Fortaleza Knutsen & Recife Knutsen	—	18,350
$120 million loan facility	Bodil Knutsen	67,615	106,600
$85 million loan facility	Windsor Knutsen	52,400	56,400
$27.3 million loan facility	Windsor Knutsen	—	22,400
$93 million loan facility	Carmen Knutsen	87,188	—
Seller’s credit		10,349	—

Total long-term debt		349,977	347,850

Less current installments		29,269	28,833
Less seller’s credit		10,349	—

Long-term debt, excluding current installment and seller’s credit		$310,359	$319,017

Our outstanding debt of $350 million as of December 31, 2013 is repayable as follows:

Year Ending December 31,	U.S. Dollars in thousands
2014	$29,269
2015	74,619
2016	145,802
2017	11,750
2018	70,537
2019-2023	18,000

Total	$349,977

As of December 31, 2013, the interest rates on our loan agreements were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 0.6% to 4.5%.

Fortaleza and Recife Financing. The $160 million senior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. The Partnership used $26.3 million of net proceeds from our IPO to repay borrowings under the Fortaleza and Recife Facility.

The $19 million junior secured loan facility was fully repaid by using net proceeds from our IPO.

The $160 million senior secured loan facility was amended to increase borrowing capacity by $25.4 million in connection of the settlement of acquisition of the Carmen Knutsen (such facility, as amended, the “Fortaleza and Recife Facility”).

The Fortaleza and Recife Facility bears interest at LIBOR plus a fixed margin of 3.0%.

The Fortaleza and Recife Facility is secured by the Fortaleza Knutsen and the Recife Knutsen, and the Partnership and KNOT Shuttle Tankers AS are the sole guarantors. It also contains the following financial covenants:

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%;

•	Minimum EBITDA to interest ratio for the Partnership of 2.50; and

•	Market value of the Fortaleza Knutsen and the Recife Knutsen to be no less than 100% of the outstanding balance under the Fortaleza and Recife Facility.

The Fortaleza and Recife Facility further identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel, and contains customary events of default, such as:

•	Change of ownership;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other indebtedness held by the Partnership and its subsidiaries;

•	Failure by the Partnership to remain listed on the NYSE;

•	The occurrence of a material adverse change; and

•	Revocation, termination or modification of any authorization, license, consent, permission or approval as necessary to conduct operations or vessel ownership.

The borrower and the Partnership are in compliance with all covenants as of December 31, 2013.

Bodil Financing. The $120 million secured loan facility includes two tranches. One tranche is repayable in semi-annual installments over five years with final balloon payments due at maturity in February 2016. The second tranche is repayable in semi-annual installments over 12 years assuming the balloon payment of the first tranche is refinanced in 2016. If the balloon payment of the first tranche is not refinanced in 2016, the second tranche becomes repayable with a final balloon payment due at maturity in February 2016. The Partnership used approximately $52.1 million of net proceeds from our IPO to repay borrowings under the $120 million secured loan facility and to amend the facility. The amended facility (the “Bodil Facility”) is a $50.0 million term loan facility and a $20.0 million revolving credit facility. The revolving credit facility is available until August 15, 2016, bears interest at LIBOR plus a fixed margin of 3% and has a commitment fee equal to 40% of the margin of the revolving credit facility calculated on the daily undrawn portion of the revolving credit facility (40% of 3.0%, which is 1.2% of the undrawn facility amount). The revolving credit facility has been drawn in connection with the financing of the Carmen Knutsen.

The Bodil Facility bears interest at LIBOR plus a margin ranging from 0.6% to 3.0%. In addition to the interest rates, the borrower must pay to the agent (for distribution to means the Guarantee Institute for Export Credits (“GIEK”)) a guarantee commission of 1.75% per annum of the outstanding amounts under the GIEK guarantee, payable semi-annually in arrears. GIEK is the Norwegian central governmental agency responsible for furnishing guarantees and insurance of export credits.

The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Bodil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Bodil Facility contains the following financial covenants:

•	Market value of the Bodil Knutsen must be no less than 100% of the outstanding balance under the Bodil Facility for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity for the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Bodil Facility will identify various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the vessel, and contains customary events of default, such as:

•	Change of ownership;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other documents related to the Bodil Facility to which the Partnership and its subsidiaries is a party, and cross-default to other indebtedness held by the Partnership and its subsidiaries;

•	Failure by the Partnership to remain listed on the NYSE;

•	The occurrence of a material adverse change; and

•	Revocation, termination or modification of any authorization, license, consent, permission or approval as necessary to conduct operations or vessel ownership.

The borrower and the Partnership were in compliance with all covenants as of December 31, 2013.

Windsor Financing. The $85 million secured loan facility (the “Windsor Purchase Facility”) is repayable in semi-annual installments over eight years with a final balloon payment due at maturity in May 2015. None of the Windsor Purchase Facility was repaid in connection with our IPO.

Under the Windsor Purchase Facility, the borrower pays on a monthly basis into a retention account subsequently used for principal installments, which account is considered restricted cash.

The Windsor Purchase Facility bears interest at LIBOR plus a fixed margin of 2.25%. Before the amendment, the interest rate was LIBOR plus a fixed margin of 0.82%.

The Windsor Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Windsor Purchase Facility. The Windsor Purchase Facility contains the following financial covenant:

•	Market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility.

The Windsor Purchase Facility contains various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the vessel, and contains customary events of default, such as:

•	Change of ownership;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other agreements to which the borrower is a party, which default under such other agreements may have an effect on the financial condition of the borrower or its ability to perform under the Windsor Purchase Facility;

•	Failure by the Partnership to remain listed on the NYSE;

•	The occurrence of a material adverse change; and

•	Revocation, termination or modification of any authorization, license, consent, permission or approval as necessary to conduct operations or vessel ownership.

The borrower was in compliance with all covenants as of December 31, 2013.

Carmen Knutsen Financing. The $93 million secured loan facility (the “Carmen Facility”) was amended prior to acquisition and is repayable in quarterly installments over five years with a final balloon payment due at maturity in January 2018. The Carmen Facility bears interest at LIBOR plus a fixed margin of 2.5%. The Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Carmen Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Carmen Facility contains the following financial covenants:

•	Market value of the Carmen Knutsen to be no less than 100% of the outstanding balance under the Carmen Facility for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Carmen Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default, such as:

•	Change of ownership;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other documents related to the Carmen Facility to which the Partnership and its subsidiaries is a party, and cross-default to other indebtedness held by the Partnership and its subsidiaries;

•	Failure by the Partnership to remain listed on the NYSE;

•	The occurrence of a material adverse change; and

•	Revocation, termination or modification of any authorization, license, consent, permission or approval as necessary to conduct operations or vessel ownership.

The borrower was in compliance with all financial covenants as of December 31, 2013.

Seller Loan. As part of the financing for the purchase of the Carmen Knutsen, KNOT provided a seller’s credit to KNOT Shuttle Tankers AS in the form of a loan for $10.5 million (the “Seller Loan”). The Seller Loan is non-amortizing, matures in five years or such other date as the parties agree and bears interest at LIBOR plus a fixed margin of 4.5%. Additionally, the Seller Loan is guaranteed by the Partnership, constitutes a senior debt obligation of the KNOT Shuttle Tankers AS and has priority over any shareholder loans or equity provided to KNOT Shuttle Tankers AS by its owners. The Seller Loan contains customary provisions in case of non-payment or bankruptcy proceedings and carries a default interest of LIBOR plus a fixed margin of 8%. The Seller Loan was reduced by $0.1 million as settlement for the working capital in Knutsen Shuttle Tankers 13 AS.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2013, our interest rate swap contracts economically fixed our net floating interest rate exposure on $200 million of floating rate debt, leaving $150 million exposed to a floating rate of interest. Our interest rate swap contracts have expiration dates between March and April 2018 and have fixed rates of between 1.25% and 1.44%. We do not apply hedge accounting for derivative instruments.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of December 31, 2013, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 124.4 million.

Critical Accounting Estimates

The preparation of the Partnership’s consolidated and combined carve-out financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Significant accounting policies are discussed in Note 2—Summary of Significant Accounting Policies of the notes accompanying the Consolidated and Combined Carve-Out Financial Statements included in this Annual Report. We believe that the following are the critical accounting estimates used in the preparation of our Partnership’s consolidated and combined carve-out financial statements. In addition, there are other items within the Partnership’s consolidated and combined carve-out financial statements that require estimation.

Revenue Recognition

Description. We generate a majority of our revenues from time charters and bareboat charters. Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight-line basis over the periods of such charters, as service is performed.

Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods for spot contracts. The percentage of completion method is the most prevalent method of accounting for voyage revenues, and the method we use for spot contracts. Under the percentage of completion method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from spot contracts using the discharge-to-discharge basis.

Judgments and Uncertainties. In applying the percentage of completion method for spot contracts, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. In all cases, we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect If Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues for spot voyages could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of vessels and equipment represent its historical acquisition or construction cost, including capitalized interest, supervision and technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized, provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying value of our vessels may not represent their market value at any point in time, because the market prices of second-hand vessels tend to fluctuate with changes in hire rates and the cost of newbuilds. Both hire rates and newbuild costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value may be determined through various valuation techniques but is generally calculated as the net present value of estimated future cash flows.

Our business model is to employ our vessels on fixed-rate charters with major energy companies. These charters typically have original terms between five to ten years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing and future charters.

Judgments and Uncertainties. Depreciation on our shuttle tankers is calculated using an estimated useful life of 25 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated hire rates are based on rates under existing vessel charters and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot market when not being used in their capacity as shuttle tankers, are based on historical experience of KNOT and our projections of future shuttle tanker voyages. Our estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs of KNOT and our expectations of future cost and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing charter terms, ongoing operating costs and remaining vessel lives. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future hire rates beyond the firm period of existing charters and vessel residual values, due to factors such as the volatility in hire rates and vessel residual values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future hire rates or vessel residual values, will be accurate.

Effect If Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the vessel or equipment impairment.

Vessel Market Values

In “—Vessel Lives and Impairment” above, we discuss our policy for assessing impairment of the carrying value of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying value.

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including by obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $618 million as of December 31, 2013. With respect to the vessels, based on broker valuations as of December 31, 2013, and disregarding the charters attached to each of the vessels, we believe the aggregate market value of these vessels was less than their aggregate carrying value as of that date. We believe the aggregate amount of this deficit as of December 31, 2013 for the vessels was approximately $42 million. These vessels do, however, have long-term charters with fixed rates attached. We believe that our recoverable amount for each of these vessels exceeded the applicable carrying value as of December 31, 2013, and, accordingly, have not recorded impairment charges even though the vessels have experienced a decline in charter free market value (i.e. disregarding the charters attached to each of the vessels).

Drydocking

Description. We drydock each of our vessels periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. For vessels operating on time charters, we capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking that increase the earnings capacity or improve the efficiency or safety of the vessels. Drydocking cost is amortized on a straight-line basis over the period until the next planned drydocking. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charterer bears the cost of any drydocking.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking or estimated useful life of drydock expenditures. While we typically drydock our vessels every 60 months until the vessel is 15 years old and every 30 months thereafter, we may drydock the vessels at an earlier date.

Effect If Actual Results Differ from Assumptions. A change in our estimate of the useful life of a drydock will have a direct effect on our amortization of drydocking expenditures.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative instruments to manage exposure related to changes in interest rates on our variable rate debt and risks for currency exchange rates on our contract obligations. We do not apply hedge accounting for derivative instruments. Therefore, the changes in fair value of derivative instruments are recognized in earnings.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap contracts. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the LIBOR benchmark interest rate and the fixed rate in the interest rate swap contract, multiplied by the notional principal amount of the interest rate swap contract at each interest reset date.

The fair value of our interest rate swap contracts at the end of each period is most significantly impacted by the interest rate implied by the LIBOR benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap contracts is typically more sensitive to changes in short-term rates, significant changes in the long-term LIBOR benchmark interest rate also materially impact our interest rate swap contracts.

The LIBOR benchmark interest rate yield curve is expected to vary over the life of the interest rate swap contracts. The larger the notional amount of the interest rate swap contracts outstanding and the longer the remaining duration of the interest rate swap contracts, the larger the impact of any variability in these factors will be on the fair value of our interest rate swap contracts. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect If Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. Please read “Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects—Our historical results of operations are affected by significant losses relating to derivative instruments.”

Taxes

Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Judgments and Uncertainties. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2012 were related to the financial loss carry forwards and other net deferred tax assets for tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2013, we have determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to increase the valuation allowance related to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As of December 31, 2013 and 2012, we had a valuation allowance of $7.8 million and $11.9 million, respectively.

Recently Issued Accounting Standards

Adoption of New Accounting Standards

In December 2011, the Financial Accounting Standards Board (the “FASB”) issued ASU (Accounting Standards Update) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Partnership adopted the provisions of ASU 2011-11 as of January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the Partnership’s consolidated and combined carve-out financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires reporting and disclosure about changes in accumulated other comprehensive income (“AOCI”) balances and reclassifications out of AOCI. For public companies, the ASU is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the Partnership’s consolidated and combined carve-out financial statements.

There are no recent accounting pronouncements issued whose adoption would have a material impact on the Partnership’s consolidated and combined carve-out financial statements in the current year or are expected to have a material impact on future years.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

Please read “Item 5. Operating and Financial Review and Prospects—Market Overview and Trends.”

E. Off-Balance Sheet Arrangements

At December 31, 2013, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(U.S. Dollars in thousands)
Long-term debt obligations (including interest) (1)	$387,872	$41,967	$238,362	$88,437	$19,106
Total	$387,872	$41,967	$238,362	$88,437	$19,106

(1)	The long-term debt obligation has been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2013, plus the applicable margin for all periods presented.

G. Safe Harbor

Please read “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	63	Chairman of the Board of Directors
Arild Vik	51	Chief Executive Officer and Chief Financial Officer
John Costain	50	Director, Chairman of the Audit Committee and Chairman of the Conflicts Committee
Yutaka Higurashi	51	Director
Yoshiyuki Konuma	53	Director
Hans Petter Aas	68	Director and Member of the Audit Committee
Edward A. Waryas, Jr.	68	Director and Member of the Conflicts Committee
Andrew Beveridge	66	Director and Member of the Audit Committee

Trygve Seglem has served as Chairman of our board of directors since 2013. Mr. Seglem is the owner of TSSI, which is a 50% owner of KNOT. In addition, Mr. Seglem serves as a Member of the Council of Det Norske Veritas ASA, a member of the board of directors of Koralfisk AS and a member of the board of directors of Assuranceforeningen SKULD (Gjensidig). Mr. Seglem began his career at Statoil at its inception and has been involved in the development of offshore loading tankers since 1975. In 1984, Mr. Seglem became the project director and a part owner, through TSSI, of the Knutsen Group. In September 2008, Mr. Seglem became the sole owner of the shuttle tanker operations of the Knutsen Companies. Mr. Seglem has a degree from Newcastle University.

Arild Vik has served as our and KNOT UK’s Chief Executive Officer and Chief Financial Officer since 2013. Mr. Vik previously served as the Executive Vice President of KNOT from May 2010 until the date of our formation. Previously, Mr. Vik was the Director of Business Development at KOAS from April 2002 to May 2010, where he worked with long-term project development and tenders in relation to offshore loading and liquid natural gas (“LNG”) projects and had for a period overall responsibility for Marine Personnel, Purchasing and IT systems. From 1991 to April 2002, Mr. Vik worked in the shipping department in DnB NOR Bank ASA in Bergen, Norway. Previous to his employment at DnB NOR Bank ASA, Mr. Vik held various positions in the finance and insurance group Vesta AS and in Bergen Bank AS. Mr. Vik has a degree in Business Administration from the Norwegian School of Business Administration and Economics.

John Costain has served on our board of directors since 2013. Mr. Costain has served as Finance Director of Tankers (UK) Agencies Ltd, which acts as agents to Tankers International Pool, since April 2005. Since joining Tankers (UK) Agencies Ltd in 2004, he has been responsible for group reporting results under U.S. GAAP. From 1991 to 2004, Mr. Costain held various positions at Euronav, including Finance Director and Managing Director of the offshore holding shipping company, as well as other positions in finance. Mr. Costain is a Chartered Accountant with a degree in Civil Engineering from Manchester University.

Yutaka Higurashi has served on our board of directors since 2013. Mr. Higurashi has served as the Managing Director of NYK Energy Transport (Atlantic) Limited since April 2012. From April 1985 to March 2012, Mr. Higurashi held various positions at Nippon Yusen Kabushiki Kaisha. Specifically, from April 2009 to March 2012, he served as the Deputy General Manager of the Corporate Planning Group, where he was in charge of fleet planning, overall NYK Group investment control, budgeting, marine policy and M&A advising. From April 2008 to March 2009, he served as Manager of the Corporate Planning Group, where he was in charge of fleet planning and overall NYK Group investment control. From April 1985 to April 2008, he served for or worked in NYK Energy Transport (Atlantic) Limited, the LNG Group, the Planning Group, the Harbor and Multimodal Transport Group and the Accounting Group.

Yoshiyuki Konuma has served on our board of directors since 2013. Mr. Konuma has served as the Senior General Manager, Offshore Business Group, Energy Division, of Nippon Yusen Kabushiki Kaisha since April 2012. From April 2009 to April 2012, he served as Senior General Manager, LNG Group, Energy Division. From January 2006 to April 2009, he was General Manager, LNG Group, Energy Division. Mr. Konuma joined Nippon Yusen Kabushiki Kaisha in April 1983. Since January 2012, he has served as a member of the board of directors of NYK Holding (Europe) B.V.

Hans Petter Aas has served on our board of directors since 2013. He has been a director of KNOT since 2009. Mr. Aas has had a long career as a banker in the international shipping and offshore markets and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA in August 2008. Mr. Aas joined DnB NOR Bank ASA (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also the Chairman of the Board of Directors of Ship Finance International Limited and a director of Gearbulk Holding Ltd., Golar LNG Limited, Golar LNG Partners LP, Knightsbridge Tankers Limited, GIEK and Solvang ASA. Mr. Aas has a degree from the Norwegian School of Economics and Business Administration.

Edward A. Waryas, Jr. has served on our board of directors since 2013. He is the Vice President-Marine Business Development for Lloyd’s Register North America, Inc., where he is responsible for marine business development, account management, marketing and product development in North America. Prior to joining Lloyd’s Register North America, Inc. in 2000, Mr. Waryas was President of the marine division of Clay Marketing & Public Relations, Inc., as well as President of Windward Maritime, LLC, a maritime consultancy company. In the 1990s, Mr. Waryas was Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to these positions, Mr. Waryas was a U.S.C.G. licensed engineer for Mobil Shipping & Transportation Company. While at Mobil Shipping & Transportation Company, Mr. Waryas served as chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

Andrew Beveridge has served on our board of directors since 2013. He is an entrepreneur with a track record of running capital-intensive businesses in the offshore service and shipping industries. From 2006 to 2008, Mr. Beveridge was the Deputy Managing Director and Business Development Manager of Fugro Rovtech Ltd, a shipping and remotely operated vehicle (“ROV”) company. From 1996 to 2006, Mr. Beveridge was the Managing Director of Rovtech Ltd., a company that specializes in the operation of underwater ROVs and the ships they deploy in the oil service and underwater cable-burial industries. Prior to 1996, Mr. Beveridge held various positions as the Managing Director, commercial director or manager of Slinsgby Engineering Ltd, HMB Subwork Ltd, Star Offshore Services Ltd, Cunard Steamship Co Ltd and Offshore Marine Ltd. Mr. Beveridge has an engineering degree from Trinity College, Cambridge.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive compensation from us for any services it provides on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf. In addition, our operating subsidiaries reimburse KNOT Management for expenses incurred pursuant to the amended technical management agreements that our operating subsidiaries are party to with KNOT Management. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

Executive Compensation

We did not pay any compensation to our directors or our Chief Executive Officer and Chief Financial Officer or accrue any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to our IPO. Pursuant to the administrative services agreement, Arild Vik, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Vik is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the period beginning on April 15, 2013 (the closing of our IPO) through December 31, 2013, we incurred total costs, expenses and fees under this agreement of approximately $1.3 million (which includes $0.8 million that was paid to KOAS, KNOT Management AS and KOAS UK for services they provided for us as subcontractors under the administrative services agreement). Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Vik entered into an employment agreement with KNOT UK dated March 28, 2013 and effective on April 28, 2013. Pursuant to the employment agreement, Mr. Vik serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 200,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), the reimbursement of relocation expenses to the United Kingdom (up to a maximum of 30,000 British Pounds), payment by KNOT UK of housing costs in London, participation in other employment benefits in which other senior executives of KNOT UK participate, 60 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Vik’s employment may be terminated on 6 months’ prior written notice by either Mr. Vik or KNOT UK. In addition, Mr. Vik’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Vik on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Vik from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the period beginning on April 15, 2013 (the closing of our IPO) through December 31, 2013, Mr. Vik received $267,890 in total compensation. In addition, an accrual of $47,000 for 2013 has been made to cover insurance and pension expenses for Mr. Vik.

Compensation of Directors

Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2013, each of our non-management directors received aggregate compensation of $40,000 and members of the audit and conflicts committee received an aggregate committee fee of $5,000. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

C. Board Practices

General

Our partnership agreement provides that our general partner irrevocably delegates to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation is binding on any successor general partner of the Partnership. Our general partner, KNOT Offshore Partners GP LLC, is wholly owned by KNOT. Our officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors.

Our current board of directors consists of seven members, Trygve Seglem, John Costain, Yutaka Higurashi, Yoshiyuki Konuma, Hans Petter Aas, Edward A. Waryas, Jr. and Andrew Beveridge. Mr. Seglem, Mr. Higuarashi, Mr. Konuma and Mr. Costain were appointed by our general partner. At our first annual meeting of unitholders, the remaining members and Mr. Costain were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2014, Mr. Beveridge is designated as the Class II elected director and will serve until our annual meeting of unitholders in 2015, Mr. Costain is designated as our

Class III elected director and will serve until our annual meeting of unitholders in 2016, and Mr. Petter Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2017. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board of directors). The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquire common units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

In addition, common unitholders that are Norwegian Resident Holders will not be eligible to vote in the election of the elected directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining common unitholders (subject to the limitation described above for 4.9% common unitholders) in these elections.

Committees

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of John Costain, Andrew Beveridge and Hans Petter Aas. Our board of directors has determined that each of Mr. Costain, Mr. Beveridge and Mr. Petter Aas satisfies the independence standards established by the NYSE. Mr. Costain qualifies as an “audit committee expert” for purposes of SEC rules and regulations.

We also have a conflicts committee comprised of Mr. Costain and Mr. Waryas. The conflicts committee is available at our board of directors’ discretion to review specific matters that our board of directors believes may involve conflicts of interest. The conflicts committee may determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.

Exemptions from NYSE Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain of the NYSE corporate governance requirements that would otherwise be applicable to us. The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, the NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. The NYSE rules do not require foreign private issuers or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/corporate governance committee. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please read “Item 16G. Corporate Governance.”

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the amended technical management agreements and the administrative services agreement. As of December 31, 2013, we directly employed one onshore employee and no seagoing employees. As of December 31, 2013, KNOT, through subsidiaries and affiliated companies, employed 124 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the amended technical management agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement” and “Item 4. Information on the Company—Business Overview—Employees.”

E. Unit Ownership

As of April 11, 2014, there were no common units or subordinated units beneficially owned by our current directors or executive officer.

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of April 11, 2014 by each person that we know to beneficially own more than 5.0% of our common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
KNOT(1)	—	—	8,567,000	100%	50%
Clearbridge Investments, LLC(2)	1,126,750	13.2%	—	—	6.6%
Goldman Sachs Asset Management(3)	1,082,062	12.6%	—	—	6.3%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(4)	2,117,032	24.7%	—	—	12.4%

(1)	KNOT is a joint venture between TSSI and NYK, each of which owns a 50% interest. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of KNOT.
(2)	This information is based on the Schedule 13G filed by Clearbridge Investments, LLC on February 14, 2014.
(3)	Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC (collectively, “Goldman Sachs Asset Management”) have shared voting power and shared dispositive power as to 1,082,062 units. This information is based on the Schedule 13G/A filed by Goldman Sachs Asset Management on February 13, 2014.
(4)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 839,615 units and shared dispositive power as to 2,117,032 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on January 13, 2014.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board of directors). The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquire common units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

In addition, common unitholders that are Norwegian Resident Holders will not be eligible to vote in the election of the elected directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining common unitholders (subject to the limitation described above for 4.9% common unitholders) in these elections.

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of all of our subordinated units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, KNOT will own 50% of our common units

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to during the year ended December 31, 2013 are discussed below.

Omnibus Agreement

Upon the closing of our IPO, we entered into an omnibus agreement with KNOT, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Pursuant to the omnibus agreement, KNOT agreed, and caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any shuttle tanker operating under a charter for five or more years. For purposes of this section, we refer to these vessels, together with any related charters, as “Five-Year Vessels” and to all other shuttle tankers, together with any related charters, as “Non-Five-Year Vessels.” The restrictions in this paragraph do not prevent KNOT or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)	acquiring, owning, operating or chartering Non-Five-Year Vessels;

(2)	acquiring one or more Five-Year Vessels if KNOT promptly offers to sell the vessel to us for the acquisition price plus any administrative costs (including re-flagging and reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)	putting a Non-Five-Year Vessel under charter for five or more years if KNOT offers to sell the vessel to us for fair market value (x) promptly after the time it becomes a Five-Year Vessel and (y) at each renewal or extension of that charter for five or more years;

(4)	acquiring one or more Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)	if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by KNOT’s board of directors, KNOT must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that KNOT incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and

(b)	if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by KNOT’s board of directors, KNOT must notify us of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, we will notify KNOT if we wish to acquire such vessels in cooperation and simultaneously with KNOT acquiring the Non-Five-Year Vessels. If we do not notify KNOT of our intent to pursue the acquisition within 30 days, KNOT may proceed with the acquisition and then offer to sell such vessels to us as provided in paragraph (1)(a) above;

(5)	acquiring up to a 9.9% equity ownership, voting or profit participation interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or chartering any Five-Year Vessel if we do not fulfill our obligation to purchase such vessel in accordance with the terms of any existing or future agreement;

(7)	acquiring, owning, operating or chartering a Five-Year Vessel subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing ship management services relating to any vessel;

(9)	owning or operating any Five-Year Vessel that KNOT owned as of April 15, 2013 and that was not part of our initial fleet as of such date; or

(10)	acquiring, owning, operating or chartering a Five-Year Vessel if we have previously advised KNOT that we consent to such acquisition, ownership, operation or charter.

If KNOT or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates or charters Five-Year Vessels pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions. However, such Five-Year Vessels could eventually compete with our vessels upon their re-chartering.

In addition, pursuant to the omnibus agreement, we agree, and cause our subsidiaries to agree, to acquire, own, operate or charter Five-Year Vessels only. The restrictions in this paragraph do not:

(1)	prevent us from owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by us;

(2)	prevent us or any of our subsidiaries from acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)	if less than a majority of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must offer to sell such vessels to KNOT for their fair market value plus any additional tax or other similar costs that we incur in connection with the acquisition and the transfer of such vessels to KNOT separate from the acquired business; and

(b)	if a majority or more of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must notify KNOT of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, KNOT must notify us if it wishes to acquire the Non-Five-Year Vessels in cooperation and simultaneously with us acquiring the Five-Year Vessels. If KNOT does not notify us of its intent to pursue the acquisition within 30 days, we may proceed with the acquisition and then offer to sell such vessels to KNOT as provided in paragraph (2)(a) above;

(3)	prevent us or any of our subsidiaries from acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to KNOT described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(4)	prevent us or any of our subsidiaries from acquiring, owning, operating or chartering Non-Five-Year Vessels if KNOT has previously advised us that it consents to such acquisition, ownership, operation or charter.

If we or any of our subsidiaries acquires, owns, operates or charters Non-Five-Year Vessels pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement terminate immediately. Upon a change of control of KNOT, the noncompetition provisions of the omnibus agreement applicable to KNOT terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to KNOT terminate immediately.

Shuttle Tanker Purchase Options

Pursuant to the omnibus agreement, we have the right to purchase any of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT at the respective purchase prices to be agreed upon by us and KNOT, at any time within 24 months after KNOT notifies our board of directors of their respective acceptances by their charterers. If we and KNOT are unable to agree upon the fair market value of any of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen or the Raquel Knutsen, the respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we have the right, but not the obligation, to purchase the vessel at such price.

Pursuant to a joint venture, KNOT is the exclusive vehicle for TSSI’s and NYK’s shuttle tanker business. Knutsen Shuttle Tankers 19 AS, a wholly owned subsidiary of a company jointly owned by TSSI and NYK, is the current party to the shipbuilding contract with Cosco (Zhoushan) Shipyard Co., Ltd. For the Raquel Knutsen. TSSI and NYK have granted KNOT an option to acquire Knutsen Shuttle Tankers 19 AS. KNOT is required pursuant to the omnibus agreement to exercise such option on or prior to acceptance of the Raquel Knutsen by Repsol.

On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the shuttle tanker purchase options terminate immediately.

Rights of First Offer on Shuttle Tankers

Pursuant to the omnibus agreement, we and our subsidiaries granted to KNOT a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by us. Pursuant to the omnibus agreement, KNOT agreed, and caused its subsidiaries to agree, to grant a similar right of first offer to us for any Five-Year Vessels they might own. These rights of first offer do not apply to a (1) sale, transfer or other disposition of vessels between any affiliated subsidiaries or pursuant to the terms of any current or future charter or other agreement with a charter party or (2) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with an unaffiliated third party or any Non-Five-Year Vessel, we or KNOT, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and KNOT, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or KNOT, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or KNOT, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right-of-first-offer provisions of the omnibus agreement terminate immediately. Upon a change of control of KNOT, the right-of-first-offer provisions applicable to KNOT pursuant to the omnibus agreement terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by KNOT terminate immediately.

Indemnification

Pursuant to the omnibus agreement, KNOT indemnifies us until April 15, 2018 (and KNOT indemnifies us for a period of at least three years after our purchase of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable) against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of our IPO are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by KNOT for environmental and toxic tort liabilities. No claim may be made unless the aggregate U.S. Dollar amount of all claims exceeds $500,000, in which case KNOT is liable for claims only to the extent such aggregate amount exceeds $500,000.

KNOT also indemnifies us for liabilities related to:

•	certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise before April 15, 2018 (or, in the case of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, within three years after our purchase of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable); and

•	certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen

If at any time until April 15, 2018, the Bodil Knutsen is not receiving from any charterer a hire rate that is equal to or greater than the hire rate then in effect and payable under the existing Bodil Knutsen charter, then KNOT shall pay us such hire rate that would have been in effect and payable under the existing Bodil Knutsen charter; provided, however, that in the event that, if at any time until April 15, 2018, the Bodil Knutsen is chartered under a charter other than the existing Bodil Knutsen charter and the hire rate being paid under such charter is lower than the hire rate that would have been in effect and payable under the existing Bodil Knutsen charter during any such period, then KNOT shall pay us the difference between the hire rate that would have been in effect and payable under the existing Bodil Knutsen charter during such period and the hire rate that is then in effect and payable under such other charter.

If at any time until April 15, 2018, the Windsor Knutsen is not receiving from any charterer a hire rate that is equal to or greater than the hire rate then in effect and payable under the existing Windsor Knutsen charter, then KNOT shall pay us such hire rate that would have been in effect and payable under the existing Windsor Knutsen charter; provided, however, that in the event that, if at any time until April 15, 2018, the Windsor Knutsen is chartered under a charter other than the existing Windsor Knutsen charter and the hire rate being paid under such charter is lower than the hire rate that would have been in effect and payable under the existing Windsor Knutsen charter during any such period, then KNOT shall pay us the difference between the hire rate that would have been in effect and payable under the existing Windsor Knutsen charter during such period and the hire rate that is then in effect and payable under such other charter; provided, further, that the hire rate that would have been in effect and payable under the existing Windsor Knutsen charter during the period between the final termination date of the existing Windsor Knutsen charter (assuming that all extension options thereunder would have been exercised) and the last day of the five-year period following the closing date of our IPO shall be deemed to have been the hire rate that would have been in effect and payable during the last option extension period under the existing Windsor Knutsen charter (assuming that all extension options thereunder would have been exercised).

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Administrative Services Agreement

Effective as of February 26, 2013, in connection with our IPO, we entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides certain management and administrative services to us. The agreement has an initial term of five years. The services provided under the administrative services agreement are provided in a diligent manner, as we may reasonably direct. KNOT UK is permitted to subcontract certain of the administrative services provided under this agreement to KOAS UK and KOAS, each of which is a wholly owned subsidiary of TSSI. Part of the services intended to be supplied to us by KOAS have been supplied by KNOT Management AS on the same terms and conditions.

The administrative services agreement may be terminated prior to the end of its term by us upon 90 days’ notice for any reason in the sole discretion of our board of directors. In addition, the administrative services agreement may be terminated by KNOT UK upon 90 days’ notice if:

•	there is a change of control of us or our general partner;

•	a receiver is appointed for all or substantially all of our property;

•	an order is made to wind up our partnership;

•	a final judgment or order that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated or discharged; or

•	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any reorganization proceedings.

Under the administrative services agreement, Arild Vik, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Vik is responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors has the ability to terminate the arrangement with KNOT UK regarding the provision of executive officer services to us with respect to Mr. Vik at any time in its sole discretion.

The administrative services provided by KNOT UK include:

•	commercial management services: assistance with our commercial management and the execution of our business strategies, although KNOT UK does not make any strategic decisions;

•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to our partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

•	assistance with the integration of any acquired businesses.

Each month, we reimburse KNOT UK, and KNOT UK reimburses KOAS UK and KOAS, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services under the administrative services agreement. In addition, KNOT UK, KOAS UK and KOAS, as applicable, receives a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred by them in connection with providing services. Amounts payable by us under the administrative services agreement must be paid on a monthly basis within 30 days after receipt of an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the administrative services agreement, we indemnify KNOT UK’s subcontractors against all actions which may be brought against them as a result of their performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of the subcontractor or its officers, employees and agents.

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen and the Carmen Knutsen, which operate under time charters, is subject to amended technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these amended technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. The Recife Knutsen and the Fortaleza Knutsen operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel.

Bodil Knutsen, Windsor Knutsen and Carmen Knutsen. The Bodil Knutsen is subject to a technical management agreement with KNOT Management, a wholly owned subsidiary of KNOT, that provides for the crew, technical and commercial management of the vessel, as well as accounting services and insurance arrangements. We refer to this technical management agreement as the Bodil Management Agreement. The Windsor Knutsen is subject to a technical management agreement with KNOT Management that provides for the crew, technical and commercial management of the vessel, as well as accounting services and insurance arrangements. We refer to this technical management agreement as the Windsor Management Agreement. The Carmen Knutsen is subject to a technical management agreement with KNOT Management that provides for the crew and technical management of the vessel, as well as accounting services and insurance arrangements. We refer to this technical management agreement as the Carmen Management Agreement.

Management services. Each of the Bodil Management Agreement, the Windsor Management Agreement and the Carmen Management Agreement requires that KNOT Management and its subcontractors use their best endeavors to perform the following management services:

•	the provision of suitably qualified crew in accordance with International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended, and the attendance to all matters pertaining to discipline, labor relations, welfare and amenities of the crew;

•	the provision of technical management, including arranging and supervising drydockings, maintenance and repairs of the vessel, arranging for the supply of stores, spares and lubricating oil, appointing surveyors and technical consultants and developing, implementing and maintaining a Safety Management System in accordance with the ISM Code;

•	the provision of applicable documentation and compliance with applicable regulations;

•	the establishment of an accounting system that meets the requirements of the owner, provides regular accounting services and supplies reports and records and the maintenance of records of costs and expenditures incurred, as well as data necessary for the settlement of accounts between the parties;

•	the arrangement for the supply of provisions and necessary stores;

•	the handling and settlement of claims arising out of the management services;

•	the arrangement for the provision of bunker;

•	the arrangement of the loading and discharging and all related matters, subject to the provisions of the time charters;

•	the arrangement of all insurances;

•	the giving of instructions to the master and officers, subject to the provisions of the time charters; and

•	the arrangement of the lay-up of each vessel.

With respect to the Bodil Management Agreement and the Windsor Management Agreement, KNOT Management and its subcontractors use their best endeavors to also provide the commercial operations, including arranging payment to the owner’s account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and stevedores and arranging surveys associated with the commercial operations.

Annual management fee. Pursuant to each of the Bodil Management Agreement, the Windsor Management Agreement and the Carmen Management Agreement, collectively, the Management Agreements, each of KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS and Knutsen Shuttle Tankers 13 AS, as owners, currently pays a fee of $0.43 million per year to KNOT Management, as manager, as applicable, payable in equal monthly installments. For the Bodil Management Agreement and the Windsor Management Agreement, this annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreement. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable Management Agreement.

Term. Each of the Windsor Management Agreement and the Bodil Management Agreement continues indefinitely until terminated by either party after giving three months’ written notice. The Carmen Management Agreement continues indefinitely until terminated by either party after giving six months’ notice.

Automatic termination and termination by either party. Each Management Agreement terminates or is deemed to be terminated if:

•	the vessel is sold, requisitioned, declared a constructive, compromised or arranged total loss or becomes a total loss; or

•	an order is made or a resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation), a receiver is appointed or either party suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

Termination by the manager. Under each Management Agreement, the manager may terminate the Management Agreement with immediate effect by written notice if:

•	any money payable to the manager pursuant to the agreement has not been paid within 60 days of a demand by the manager for payment or the vessel is repossessed by the mortgagees; or

•	the owner proceeds with the employment of or continues to employ the vessel (1) in the carriage of contraband, blockade running or an unlawful trade or (2) on a voyage that in the reasonable opinion of the applicable manager is unduly hazardous or improper. The manager may only terminate if the owner is given notice of such default and fails to cure within a reasonable time to the satisfaction of the manager.

KNOT Management also may terminate each Management Agreement if the applicable owner elects to provide officers and, for any reason within its control, fails to (1) procure that all officers and ratings supplied by it or on its behalf comply with the requirements of the STCW 95 or (2) instruct such officers and ratings to obey all reasonable orders of KNOT Management in connection with the operation of KNOT Management’s safety management system. The manager may only terminate if the owner is given notice of such default and fails to cure within a reasonable time to the satisfaction of the manager.

Termination by the owner. Under each Management Agreement, the owner may terminate the applicable agreement with immediate effect by written notice to the manager if the manager, for any reason is in default under the applicable Management Agreement and fails to cure within a reasonable time.

Additional fees and provisions. In addition to the fees payable under each Management Agreement, the agreement also provides that the owner must make available to the manager each month within 60 days of a demand by the manager for payment an amount equal to the working capital required to run the vessel for the ensuing quarter. Further, under each Management Agreement, the manager and its employees, agents and subcontractors are indemnified by the owner against all actions that may be brought against them or incurred or suffered by them arising out of or in connection with their performance under such agreement in an amount not to exceed ten times the annual management fee payable under such agreement; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the manager or its employees, agents and subcontractors.

Contribution and Sale Agreement

On April 15, 2013, in connection with the closing of our IPO, we entered into a contribution and sale agreement with KNOT and certain of its subsidiaries that effected the transfer of the ownership interests in the entities that owned the vessels in our initial fleet and the use of the net proceeds of our IPO.

Acquisition of the Carmen Knutsen

On July 11, 2013, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the Carmen Knutsen. As part of the financing for the acquisition, KNOT provided KNOT Offshore Tankers AS a seller’s credit in the form of a loan for $10.4 million after a purchase price adjustment. In addition, in connection with the acquisition, Knutsen Shuttle Tankers 13 AS entered into technical and operational management agreements relating to the Carmen Knutsen with KNOT. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

Other Related Party Transactions

Prior to our IPO, we operated as an integrated part of KNOT. As such, the Norwegian office of KNOT provided general and corporate management services for us. As described in Note 18—Related Party Transactions to the Consolidated and Combined Carve-Out Financial Statements included in this Annual Report, we have been charged for or allocated commercial services related to the charters, technical and operational support related to the operation of the vessels, certain administrative costs of KNOT, finance fees and guarantee commissions, as well as fees for shipyard supervision for vessels under construction. Time charter and bareboat revenues are recorded net of the commission for commercial services based on a fixed percentage of charter revenue. Operating expenses include fees for technical and operational support based upon a fixed charge per day per vessel and allocated administrative expenses based on the number of vessels in our fleet. Our finance income (expense) includes (1) allocated interest expense based upon the outstanding balances of payables to related parties and the historical interest rates charged, (2) finance fees based on a fixed percentage of principal of new or renegotiated debt and (3) guarantee commissions based on a fixed percentage of outstanding balances of debt that is guaranteed. Our vessels include related party charges under construction that are capitalized for shipyard supervision, licensing fees for emissions technology and capitalized interest on payables from related parties. Upon closing of our IPO, certain of our historic operating expenses were replaced by fees payable pursuant to our administrative services agreement and amended technical management agreements.

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2013 and included in the combined carve-out financial statements. Please read Note 18—Related Party Transactions in the Consolidated and Combined Carve-Out Financial Statements included in this Annual Report.

Year Ended December 31, 2013
(U.S. Dollars in thousands)
Statement of Operations Data:
Time charter and bareboat revenues	$3,543
Operating expenses	1,073
General and administrative expenses	1,495
Finance income (expense)	960
Total	$7,071

Payables to KNOT were $0.1 million for the year ended December 31, 2013. The applicable interest rate on the outstanding balances was 5.42% for the year ended December 31, 2013.

As a result of our relationships with KNOT and its affiliates, we, our general partner and our subsidiaries have entered into various agreements that were not the result of arm’s length negotiations. We generally refer to these agreements and the transactions that they provide for as “affiliated transactions” or “related party transactions.”

Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our board of directors. Pursuant to our partnership agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our board of directors or from the common unitholders. Affiliated transactions that are not approved by the conflicts committee of our board of directors and that do not involve a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us. If the above procedures are followed, it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Our conflicts committee is comprised of at least two members of our board of directors. The conflicts committee is available at our board of directors’ discretion to review specific matters that our board of directors believes may involve conflicts of interest. The conflicts committee may determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please read “Item 18. Financial Statements” for additional information required to be disclosed under this item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

•	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. As of December 31, 2013, KNOT owned none of our common units and all of our subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—Risk Factors” for a discussion of these factors.

Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and Norway and other laws and regulations.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.375 per unit, or $1.50 per unit per year, prior to any distribution on the subordinated units to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in our credit facilities and lease arrangements that may restrict our ability to make cash distributions to our unitholders.

During the year ended December 31, 2013, the aggregate amount of cash distribution paid was $13.2 million.

On January 21, 2014, our board of directors authorized a quarterly cash distribution for the three-month period ended December 31, 2013 of $0.435 per unit. The distribution was paid on February 14, 2014 to all holders of record of common units, subordinated units and the general partner units on February 4, 2014. The aggregate amount of the paid distribution was $20.8 million.

Subordination Period

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. KNOT currently holds the incentive distribution rights. The incentive distribution rights may be transferred separately from any other interest, subject to restrictions in our partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units

(excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2018. Any transfer by KNOT of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among our unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distributions that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target	Unitholders	General Partner	Holders of Incentive Distribution Rights
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	above $0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	above $0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	above $0.5625	50.0%	2.0%	48.0%

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The high and low sales prices of our common units as reported by the NYSE, for the quarters and months indicated, are as follows:

	High	Low
Year ended December 31, 2013(1)	$29.39	$20.68
Second quarter 2014(2)	28.60	27.01
First quarter 2014	29.58	23.50
Fourth quarter 2013	29.39	23.77
Third quarter 2013	26.17	21.51
Second quarter 2013(3)	24.71	20.68
Month ended April 30, 2014(4)	28.60	27.01
Month ended March 31, 2014	29.58	26.53
Month ended February 28, 2014	29.52	25.77
Month ended January 31, 2014	28.50	23.50
Month ended December 31, 2013	29.39	25.01
Month ended November 30, 2013	28.42	25.18
Month ended October 31, 2013	26.09	23.77

(1)	For the period from April 9, 2013 through December 31, 2013.
(2)	For the period from April 1, 2014 through April 11, 2014.
(3)	For the period from April 9, 2013 through June 30, 2013.
(4)	For the period from April 1, 2014 through April 11, 2014.

B. Plan of Distribution

Not applicable.

C. Markets

Our common units started trading on the NYSE under the symbol “KNOP” on April 9, 2013.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on April 5, 2013.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Contribution and Sale Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Contribution and Sale Agreement.”

(2)	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

(3)	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”

(4)	Ship Management Agreement for the Bodil Knutsen, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(5)	Ship Management Agreement for the Windsor Knutsen, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(6)	Ship Management Agreement for the Carmen Knutsen, between Knutsen Shuttle Tankers 13 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(7)	Revolving Credit Agreement, dated December 1, 2009, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto, as amended by the Supplemental Agreement, dated February 14, 2011, the Second Supplemental Agreement, dated July 6, 2012, the Third Supplemental Agreement, dated February 27, 2013, the Amendment and Restatement Deed, dated April 9, 2013, the Fourth Supplemental Agreement, dated April 29, 2013 and the Second Amendment and Restatement Deed, dated July 11, 2013. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$160 Million Secured Loan Facility and $19 Million Secured Loan Facility.”

(8)	Guarantee and Indemnity in respect of the Revolving Credit Agreement, dated April 11, 2013, between KNOT Offshore Partners LP, as guarantor, and DNB Bank ASA, as security trustee. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long Term Debt—$160 Million Secured Loan Facility and $19 Million Secured Loan Facility.

(9)	Guarantee and Indemnity in respect of the Revolving Credit Agreement, dated April 9, 2013, between KNOT Shuttle Tankers AS, as guarantor, and DNB Bank ASA, as security trustee. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$160 Million Secured Loan Facility and $19 Million Secured Loan Facility.”

(10)	Senior Secured Term Loan Agreement, dated December 1, 2009, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto, as amended by the Supplemental Agreement, dated February 14, 2011, the Second Supplemental Agreement, dated September 14, 2012, the Third Supplemental Agreement, dated February 27, 2013, the Amendment and Restatement Deed, dated April 9, 2013 and the Fourth Supplemental Agreement, dated July 11, 2013. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$160 Million Secured Loan Facility and $19 Million Secured Loan Facility.”

(11)	Guarantee and Indemnity in respect of the Senior Secured Term Loan Agreement, dated April 11, 2013, between KNOT Offshore Partners LP, as guarantor, and DNB Bank ASA, as security trustee. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$160 Million Secured Loan Facility and $19 Million Secured Loan Facility.”

(12)	Guarantee and Indemnity in respect of the Senior Secured Term Loan Agreement, dated April 9, 2013, between KNOT Shuttle Tankers AS, as guarantor, and DNB Bank ASA, as security trustee. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$160 Million Secured Loan Facility and $19 Million Secured Loan Facility.”

(13)	Amended and Restated Term Loan Agreement, dated February 11, 2011, among KNOT Shuttle Tankers 17 AS, as borrower, and the other parties thereto, as amended by the First Supplemental Agreement, dated June 6, 2011, the Second Supplemental Agreement, dated September 20, 2012 and as amended and restated by the Third Supplemental Agreement, dated February 22, 2013 and the Fourth Supplemental Agreement, dated April 9, 2013. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$120 Million Secured Loan Facility.”

(14)	Amended and Restated Senior Term Loan Agreement, dated April 25, 2007, among KNOT Shuttle Tankers 18 AS, as borrower, and the other parties thereto, as amended by the Supplemental Agreement, dated August 28, 2008, the Second Supplemental Agreement, dated February 18, 2010, the Third Supplemental Agreement , dated July 1, 2010, the Fourth Supplemental Agreement, dated October 29, 2010, the Fifth Supplemental Agreement, dated November 12, 2010, the Sixth Supplemental Agreement, dated November 16, 2010, the Seventh Supplemental Agreement, dated March 2, 2011, the Eighth Supplemental Agreement, dated April 12, 2011 and the Ninth Supplemental Agreement, dated April 25, 2012 and as amended and restated by the Tenth Supplemental Agreement, dated February 19, 2013 and the Eleventh supplemental agreement, dated April 9, 2013. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$85 Million Secured Loan Facility.”

(15)	Amended and Restated USD 93,000,000 Term Loan Facility Agreement, dated July 11, 2011, among Knutsen Shuttle Tankers 13 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated July 11, 2013. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Carmen Knutsen Financing.”

(16)	Employment Agreement dated March 28, 2013 between KNOT Offshore Partners UK LLC and Arild Vik. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Arild Vik Employment Agreement.”

(17)	Fortaleza Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 27, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(18)	Recife Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 29, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(19)	Windsor Knutsen Time Charter Party, dated April 6, 2010, between Knutsen OAS Shipping AS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited, novated by the Novation Agreement, dated May 3, 2010, between Knutsen OAS Shipping AS, Knutsen Bøyelaster XI KS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited and further novated by the Novation Agreement, dated February 20, 2013, between Knutsen Bøyelaster XI KS, KNOT Shuttle Tankers 18 AS and Brazil Shipping I Limited. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(20)	Bodil Knutsen Time Charter Party, dated October 7, 2010, between Knutsen Bøyelaster VI KS and Statoil ASA, amended by Addendum No. 1, dated March 29, 2011, between Knutsen Bøyelaster VI KS and Statoil ASA and novated by the Novation Agreement, dated February 18, 2013, between Knutsen Bøyelaster VI KS, KNOT Shuttle Tankers 17 AS and Statoil ASA. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(21)	Share Purchase Agreement, dated July 11, 2013, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Carmen Knutsen.”

(22)	Seller’s Credit, dated August, 1, 2013, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Carmen Knutsen.”

D. Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in the Republic of the Marshall Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Partnership, or the remittance of dividends, interest or other payments to non-resident holders of our securities.

E. Taxation

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to current and prospective unitholders. This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to KNOT Offshore Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or current and prospective unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) our common units are readily tradable on an established securities market in the United States (such as the NYSE on which our common units are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax

Consequences”); (3) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Because of the uncertainty of these matters, including whether we are or will be a PFIC, there is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (1) “net investment income” or (2) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we are treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25% of our gross income for each taxable year was or will be non-passive income, and more than 50% of the average value of our assets for each such year was or will be held for the production of non-passive income. This belief is based on certain valuations and projections, and its validity is based on the accuracy of such valuations and projections. While we believe these valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the IRS stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in this case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations. Thus, it is possible that the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC over the subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed or they meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

Non-United States Tax Considerations

Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to KNOT Offshore Partners LP.

Marshall Islands Tax Consequences

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

Norwegian Tax Consequences

Current and prospective unitholders who are resident in Norway for taxation purposes are urged to consult their own tax advisors regarding the potential Norwegian tax consequences to them of an investment in our common units. For this purpose, a company incorporated outside of Norway will be treated as resident in Norway in the event its central management and control is carried out in Norway.

The discussion that follows is based upon existing Norwegian legislation and current Norwegian Tax Administration practice. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to KNOT Offshore Partners LP.

Taxation of Non-Norwegian Holders

Under the Tax Act on Income and Wealth, persons not resident in Norway for taxation purposes (“Non-Norwegian Holders”) will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•	we are not treated as carrying on business in Norway; and

•	either of the following conditions is met:

•	if such holders are resident in a country that does not have an income tax treaty with Norway, such holders are not engaged in a Norwegian trade or business to which the common units are effectively connected; or

•	if such holders are resident in a country that has an income tax treaty with Norway, such holders do not have a permanent establishment in Norway to which the common units are effectively connected.

A Non-Norwegian Holder that carries on a business in Norway through a partnership is subject to Norwegian tax on income derived from the business if managed from Norway or carried on by the Partnership in Norway.

While we expect to conduct our affairs in such a manner that our business will not be treated as managed from or carried on in Norway at any time in the future, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. Our Norwegian tax counsel has advised us regarding certain measures we can take to limit the risk that our business may be treated as managed from or carried on in Norway and has concluded that, provided we adopt these measures and otherwise conduct our affairs in a manner consistent with our Norwegian tax counsel’s advice, which we intend to do, our business should not be treated as managed from or carried on in Norway for taxation purposes, and consequently, Non-Norwegian Holders should not be subject to tax in Norway solely by reason of the acquisition, holding, disposition or redemption of their common units. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Norwegian taxation authority could challenge, or a court could disagree with, our position.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in Norway for the purposes of the Tax Act on Income and Wealth, unitholders would be considered to be carrying on business in Norway and would be required to file tax returns with the Norwegian Tax Administration and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the U.S.-Norway Tax Treaty), would be subject to taxation in Norway on any income considered to be attributable to the business carried on in Norway.

United Kingdom Tax Consequences

The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective unitholders who are persons not resident in the United Kingdom for taxation purposes and who do not acquire their units as part of a trade, profession or vocation carried on in the United Kingdom, which we refer to as “Non-UK Holders.”

Prospective unitholders who are resident or domiciled in the United Kingdom for taxation purposes, or who hold their units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units and are responsible for filing their own UK tax returns and paying any applicable UK taxes (which may be due on amounts received by us but not distributed). The discussion that follows is based upon current United Kingdom tax law and what is understood to be the current practice of HMRC as at the date of this document, both of which are subject to change, possibly with retrospective effect.

Taxation of income and disposals. We expect to conduct our affairs so that Non-UK Holders should not be subject to United Kingdom income tax, capital gains tax or corporation tax on income or gains arising from our partnership. Distributions may be made to Non-UK Holders without withholding or deduction for or on account of United Kingdom income tax.

Stamp taxes. No liability to United Kingdom stamp duty or stamp duty reserve tax should arise in connection with the issue of units to unitholders or the transfer of units in our partnership.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to in this Annual Report may be inspected at our principal executive headquarters at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC Public Reference Section may be obtained by calling the SEC at 1-800-SEC-0330.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange rate and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign currency exchange rate risks.

Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risk

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions that yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swap contracts to manage our exposure to interest rate risks. Interest rate swap contracts were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swap contracts are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swap contracts do not qualify for hedge accounting, and movements in their fair values are reflected in the statements of operations under “Realized and unrealized gain (loss) on derivative instruments.” Interest rate swap contracts that have a positive fair value are recorded as “Other current assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of December 31, 2013, we were party to interest rate swap contracts with a combined notional amount of approximately $200.0 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.25% per annum and 1.44% per annum for all periods. The interest rate swap contracts mature between March 2018 and April 2018. The notional amount and fair value of our interest rate swap contracts recognized as net derivative assets as of December 31, 2013 are as follows:

	December 31, 2013
(U.S. Dollars in thousands)	Notional Amount	Fair Value
Interest rate swap contracts	$200,000	$493

As of December 31, 2013, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $150.0 million, based on our total net interest bearing debt of approximately $321.1 million, less the notional amount of our floating to fixed interest rate swap contracts of approximately $200.0 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $1.2 million on an annual basis as of December 31, 2013. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the Consolidated and Combined Carve-Out Financial Statements included in this Annual Report.

Foreign Currency Exchange Rate Risk

We and our subsidiaries have the U.S. Dollar as our functional and reporting currency, because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies, and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Net loss on foreign currency transactions;” and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

As of December 31, 2013, we had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against NOK at an average exchange rate of NOK 6.22 per 1 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. There were no foreign exchange forward contracts entered into during 2012. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2013 and 2012, four and three customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please read “Item 4. Information on the Partnership—Business Overview—Risk of Loss, Insurance and Risk Management.”

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2013, we were in compliance with all covenants under our debt agreements.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

On April 9, 2013, the Form F-1 relating to our IPO, Commission file number 333-186947, was declared effective. On April 15, 2013, we closed our IPO, pursuant to which we issued and sold 7,450,000 common units representing limited partner interests in the Partnership. On April 18, 2013, we closed the sale of 1,117,500 additional common units issued in connection with the exercise by the underwriters’ of their option to purchase additional common units. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. served as the managing underwriters of our IPO. The 8,567,500 common units were sold to the public at a price of $21.00 per unit, raising gross proceeds of $179.9 million. Expenses relating to our IPO, including, among other things, incremental costs directly attributable to our IPO, were deferred and charged against the gross proceeds of our IPO, whereas other costs have been expensed as incurred. Net proceeds from our IPO were $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses paid by the Partnership. Of the total net proceeds of our IPO, approximately $138.75 million was used to repay borrowings outstanding under our vessel financing agreements and for general partnership purposes and approximately $21.95 million was used to make a cash distribution to KNOT.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial and Accounting Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management on our internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Partnership’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that John Costain qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted the KNOT Offshore Partners LP Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. This document is available under the “Corporate Governance” tab in the “Investor Relations” section of our website (www.knotoffshorepartners.com). We intend to disclose, under this tab of our website, any waivers to or amendments of the KNOT Offshore Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2013 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2013.

Fees Incurred by the Partnership for Ernst & Young AS’ Services

	2013	2012
Audit Fees	$777,383	$1,227,003
Audit-Related Fees	—	777,265
Tax Fees	208,982	317,151
All Other Fees	139,280	419,344

	$1,125,645	$2,740,763

Audit Fees

Audit fees for 2013 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Audit-Related Fees

Audit-related fees for 2013 are the aggregate fees billed for professional services rendered by the principal accountant related to assurance work in connection with financing and other agreements associated with our IPO in April 2013 that have not been reported under “—Audit Fees” above. These fees were borne by KNOT on our behalf.

Tax Fees

Tax fees for 2013 are the aggregate fees billed for professional services rendered by the principal accountant primarily related to tax consultation services.

All Other Fees

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Overview

Pursuant to an exception under the NYSE listing standards for foreign private issuers, the Partnership is not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE for U.S. companies. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our unitholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, the NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. However, our board of directors has determined that each of John Costain, Hans Petter Aas, Edward A. Waryas, Jr. and Andrew Beveridge satisfies the independence standards established by the NYSE as applicable to us.

Executive Sessions

The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our partnership agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Nominating/Corporate Governance Committee

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our partnership agreement, we do not currently have a nominating or corporate governance committee.

Compensation Committee

The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our partnership agreement, we do not currently have a compensation committee.

Corporate Governance Guidelines

The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law, and we have not adopted such guidelines.

We make available a statement of significant differences on our website (www.knotoffshorepartners.com).

We believe that our established corporate governance practices satisfy the NYSE listing standards.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements listed below and set forth on pages F-3 through F-39, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

Consolidated and Combined Carve-Out Statements of Operations for the Years Ended December 31, 2013, 2012 and 2011	F-3
Consolidated and Combined Carve-Out Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2013, 2012 and 2011	F-4
Consolidated and Combined Carve-Out Balance Sheets as of December 31, 2013 and 2012	F-5
Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Equity for the Years Ended December 31, 2013, 2012 and 2011	F-6
Consolidated and Combined Carve-Out Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F-7
Notes to Consolidated Combined Carve-Out Financial Statements	F-8

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the Consolidated and Combined Carve-Out Financial Statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Certificate of Limited Partnership of KNOT Offshore Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

1.2*	First Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated April 15, 2013, between KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS

4.1*	Contribution and Sale Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC and KNOT Shuttle Tankers AS

4.2*	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS

4.3	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.4	Ship Management Agreement for the Bodil Knutsen, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.5	Ship Management Agreement for the Windsor Knutsen, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.5 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.6*	Ship Management Agreement for the Carmen Knutsen, between Knutsen Shuttle Tankers 13 AS and KNOT Management AS, as amended

Exhibit Number	Description

4.7*	Revolving Credit Agreement, dated December 1, 2009, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto, as amended by the Supplemental Agreement, dated February 14, 2011, the Second Supplemental Agreement, dated July 6, 2012, the Third Supplemental Agreement, dated February 27, 2013, the Amendment and Restatement Deed, dated April 9, 2013, the Fourth Supplemental Agreement, dated April 29, 2013 and the Second Amendment and Restatement Deed, dated July 11, 2013

4.8*	Guarantee and Indemnity in respect of the Revolving Credit Agreement, dated April 11, 2013, between KNOT Offshore Partners LP, as guarantor, and DNB Bank ASA, as security trustee

4.9*	Guarantee and Indemnity in respect of the Revolving Credit Agreement, dated April 9, 2013, between KNOT Shuttle Tankers AS, as guarantor, and DNB Bank ASA, as security trustee

4.10*	Senior Secured Term Loan Agreement, dated December 1, 2009, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto, as amended by the Supplemental Agreement, dated February 14, 2011, the Second Supplemental Agreement, dated September 14, 2012, the Third Supplemental Agreement, dated February 27, 2013, the Amendment and Restatement Deed, dated April 9, 2013 and the Fourth Supplemental Agreement, dated July 11, 2013

4.11*	Guarantee and Indemnity in respect of the Senior Secured Term Loan Agreement, dated April 11, 2013, between KNOT Offshore Partners LP, as guarantor, and DNB Bank ASA, as security trustee

4.12*	Guarantee and Indemnity in respect of the Senior Secured Term Loan Agreement, dated April 9, 2013, between KNOT Shuttle Tankers AS, as guarantor, and DNB Bank ASA, as security trustee

4.13*	Amended and Restated Term Loan Agreement, dated February 11, 2011, among KNOT Shuttle Tankers 17 AS, as borrower, and the other parties thereto, as amended by the First Supplemental Agreement, dated June 6, 2011, the Second Supplemental Agreement, dated September 20, 2012, as amended and restated by the Third Supplemental Agreement, dated February 22, 2013, as amended and restated by the Fourth Supplemental Agreement, dated April 9, 2013

4.14*	Amended and Restated Senior Term Loan Agreement, dated April 25, 2007, among KNOT Shuttle Tankers 18 AS, as borrower, and the other parties thereto, as amended by the Supplemental Agreement, dated August 28, 2008, the Second Supplemental Agreement, dated February 18, 2010, the Third Supplemental Agreement , dated July 1, 2010, the Fourth Supplemental Agreement, dated October 29, 2010, the Fifth Supplemental Agreement, dated November 12, 2010, the Sixth Supplemental Agreement, dated November 16, 2010, the Seventh Supplemental Agreement, dated March 2, 2011, the Eighth Supplemental Agreement, dated April 12, 2011 and the Ninth Supplemental Agreement, dated April 25, 2012 and as amended and restated by the Tenth Supplemental Agreement, dated February 19, 2013 and the Eleventh supplemental agreement, dated April 9, 2013

4.15*	Amended and Restated USD 93,000,000 Term Loan Facility Agreement, dated July 11, 2013, among Knutsen Shuttle Tankers 13 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated July 11, 2013

4.16	Employment Agreement dated March 28, 2013 between KNOT Offshore Partners UK LLC and Arild Vik (incorporated by reference to Exhibit 10.10 to the registrant’s Amendment No. 2 to Form F-1 Registration Statement (333-186947), filed on April 1, 2013)

4.17†	Fortaleza Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 27, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. (incorporated by reference to Exhibit 10.11 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.18†	Recife Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 29, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. (incorporated by reference to Exhibit 10.12 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.19†	Windsor Knutsen Time Charter Party, dated April 6, 2010, between Knutsen OAS Shipping AS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited, novated by the Novation Agreement, dated May 3, 2010, between Knutsen OAS Shipping AS, Knutsen Bøyelaster XI KS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited and further novated by the Novation Agreement, dated February 20, 2013, between Knutsen Bøyelaster XI KS, KNOT Shuttle Tankers 18 AS and Brazil Shipping I Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.20†	Bodil Knutsen Time Charter Party, dated October 7, 2010, between Knutsen Bøyelaster VI KS and Statoil ASA, amended by Addendum No. 1, dated March 29, 2011, between Knutsen Bøyelaster VI KS and Statoil ASA and novated by the Novation Agreement, dated February 18, 2013, between Knutsen Bøyelaster VI KS, KNOT Shuttle Tankers 17 AS and Statoil ASA (incorporated by reference to Exhibit 10.14 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.21*	Share Purchase Agreement, dated July 11, 2013, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS

Exhibit Number	Description

4.22*	Seller’s Credit, dated August, 1, 2013, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS

8.1*	Subsidiaries of KNOT Offshore Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

*	Filed herewith.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.
**	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Exchange Act and otherwise are not subject to liability under such sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP

By:	/s/ ARILD VIK
Name:	Arild Vik
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 14, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors of KNOT Offshore Partners LP

We have audited the accompanying consolidated and combined carve-out balance sheets of KNOT Offshore Partners LP as of December 31, 2013 and 2012, as described in Note 2 (a), and the related combined carve-out statements of operations, comprehensive income (loss), partners’ capital / owners’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated and combined carve-out financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated and combined carve-out financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of KNOT Offshore Partners LP at December 31, 2013 and 2012, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Bergen, Norway

April 14, 2014

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Statements of Operations

for the Years Ended December 31, 2013, 2012 and 2011

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2013	2012	2011
Time charter and bareboat revenues	$73,151	$62,078	$41,809
Voyage revenue	0	—	2,100
Loss of hire insurance recoveries	250	3,575	—
Total revenues (Notes 2(d), 5, 6, 8 and 18)	73,401	65,653	43,909
Operating expenses: (Note 18)
Voyage expenses (Note 2(d))	0	—	2,653
Vessel operating expenses (Note 2(d))	14,288	13,000	10,795
Depreciation and amortization (Note 13)	23,768	21,181	16,229
General and administrative expenses	5,361	4,834	927

Total operating expenses	43,417	39,015	30,604

Operating income	29,984	26,638	13,305

Finance income (expense): (Notes 2(e) and 18)
Interest income	30	19	34
Interest expense (Note 9(a))	(10,773)	(13,471)	(9,650)
Other finance expense (Note 9(b))	(2,048)	(3,378)	(2,741)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	505	(6,031)	(15,489)
Net gain (loss) on foreign currency transactions	193	(1,771)	(3,037)

Total finance expense	(12,093)	(24,632)	(30,883)

Income (loss) before income taxes	17,891	2,006	(17,578)
Income tax benefit (expense) (Notes 2(q) and 17)	(2,827)	(1,261)	1,240

Net income (loss)	$15,064	$745	$(16,338)

General Partner’s interest in net income (loss)	301	—	—
Limited Partner’s interest in net income (loss)	14,764	—	—

Earnings per unit: (Note 21)(1)
Common unit (basic and diluted)	$1.063	—	—
Subordinated unit (basic and diluted)	$1.065	—	—
General partner unit (basic and diluted)	$1.063	—	—

Cash distributions declared and paid per unit (2)	$1.187

(1)	Earning per unit information for the year ended December 31, 2013 is in respect of the period from the closing of the IPO (April 15, 2013) to December 31, 2013.
(2)	Cash distributions declared in respect of the year ended December 31, 2013. Of this amount, $0.752 per unit was paid in 2013 and $0.435 per unit was paid in February 2014.

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Statements of Comprehensive Income (Loss)

for the Years Ended December 31, 2013, 2012 and 2011

(U.S. Dollars in thousands)

	2013	2012	2011
Net income (loss)	$15,064	$745	$(16,338)
Other comprehensive income, net of tax	—	—	—

Comprehensive income (loss)	$15,064	$745	$(16,338)

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Balance Sheets

as of December 31, 2013 and 2012

(U.S. Dollars in thousands)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents (Notes 2(f) and 11)	$28,836	$1,287
Restricted cash (Notes 2(g) and 11)	458	830
Trade accounts receivable, less allowance for doubtful accounts of $0 in, 2013 and $0 in 2012 (Notes 2(h) and 12(a))	—	99
Amounts due from related parties (Note 18(d))	77	—
Inventories (Note 2(i))	578	541
Deferred tax asset (Notes 2(q) and 17)	—	290
Current portion of derivative assets (Notes 2(p), 10 and 11)	248	—
Other current assets (Notes 2(j) and 12(b))	1,814	3,459

Total current assets	32,011	6,506

Long-term assets:
Vessels and equipment (Notes 2(k), 2(l), 2(m), 13 and 18(a)):
Vessels	692,926	548,141
Less accumulated depreciation and amortization	(75,141)	(51,373)

Net property, plant, and equipment	617,785	496,768

Goodwill (Notes 2(n) and 14)	5,750	5,750
Deferred debt issuance cost (Note 2(o))	2,010	2,787
Derivative assets (Notes 2(p), 10 and 11)	2,617	—

Total assets	$660,173	$511,811

Liabilities and Partners’ Capital/Owners’ Equity
Current liabilities:
Trade accounts payable	$1,107	$370
Accrued expenses (Note 15)	2,642	1,803
Current portion of long-term debt (Notes 11 and 16)	29,269	28,833
Current portion derivative liabilities (Notes 2(p), 10 and 11)	2,124	5,258
Income taxes payable (Notes 2(q) and 17)	743	—
Contract liabilities (Notes 2(n) and 14(b))	1,518	1,518
Prepaid charter and deferred revenue (Note 2(r))	4,471	4,369
Amount due to related parties (Note 18(d))	163	12,423

Total current liabilities	42,037	54,574

Long-term liabilities:
Long-term debt (Notes 11 and 16)	310,359	319,017
Derivative liabilities (Notes 2(p), 10 and 11)	—	22,622
Contract liabilities (Notes 2(n) and 14(b))	12,793	14,311
Deferred tax liabilities (Notes 2(q) and 17)	2,141	3,097
Long-term debt from related parties (Note 16)	10,349	—
Other long-term liabilities	567	996

Total liabilities	378,246	414,617

Commitments and contingencies (Notes 2(s) and 19)
Equity:
Owners’ equity	—	97,194
Partners’ capital:
Common unitholders	168,773	—
Subordinated unitholders	107,857	—
General partner interest	5,297	—
Total partners’ capital	281,927	—

Total liabilities and equity	$660,173	$511,811

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out

Statements of Changes in Partners’ Capital/Owners’ Equity

for the Years Ended December 31, 2013, 2012 and 2011

(U.S. Dollars in thousands)

		Partners’ Capital
	Owners’ Invested Equity	Common Units	Subordinated Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital/ Owners’ Equity
Combined carve-out balance at December 31, 2010	$45,669	—	—	—	$—	$45,669
Net income (loss)	(16,338)	—	—	—	—	(16,338)
Other comprehensive income (loss)	—	—	—	—	—	—
Movement in invested equity	38,040	—	—	—	—	38,040
Combined carve-out balance at December 31, 2011	67,370	—	—	—	—	67,370
Net income (loss)	745	—	—	—	—	745
Other comprehensive income (loss)	—	—	—	—	—	—
Movement in invested equity	29,079	—	—	—	—	29,079
Combined carve-out balance at December 31, 2012	97,194	—	—	—	—	97,194
Combined carve-out net loss (Jan 1 to April 15, 2013)	(3,538)	—	—	—	—	(3,538)
Combined carve-out other comprehensive income (loss)	—	—	—	—	—	—
Movement in invested Equity	10,882	—	—	—	—	10,882
Combined balance at April 15, 2013	104,538	—	—	—	—	104,538
Elimination of equity	27,792	—	—	—	—	27,792
Allocation of partnership capital to unitholders	(132,330)	—	127,141	5,189	—	—
Proceeds from initial public offering (8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units) net of underwriters’ discount of $11,605 (Note 3)	—	168,313	—	—	—	168,313
Cash distribution to KNOT	—	—	(21,954)	—	—	(21,954)
Initial public offering costs	—	(2,201)	—	—	—	(2,201)
Post initial public offering net income	—	9,106	9,125	371		18,602
Other comprehensive income (loss)	—	—	—	—	—	—
Cash distributions	—	(6,445)	(6,455)	(263)	—	(13,163)
Consolidated balance at December 31, 2013	$—	168,773	107,857	5,297	$—	$281,927

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Statements of Cash Flows

for the Years Ended December 31, 2013, 2012 and 2011

(U.S. Dollars in thousands)

	Year Ended December 31,
	2013	2012	2011
Cash flows provided by operating activities:
Net income (loss)	$15,064	$745	$(16,338)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	23,768	21,181	16,229
Amortization of contract liabilities	(1,518)	(1,518)	(868)
Amortization of deferred debt issuance cost	1,741	982	658
Deferred income tax (benefit) expense	2,827	1,261	(1,240)
Unrealized (gain) loss on derivative instruments	(1,770)	549	8,923
Unrealized loss on foreign currency transactions	32	579	3,056
Other items	(427)	(426)	2,677
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable	99	(6)	(93)
Decrease in receivables from owner and affiliates	—	—	386
Decrease (increase) in inventories	197	(71)	218
Decrease (increase) in other current assets	2,555	(1,609)	(211)
Increase in amounts due from related parties	(77)	—	—
Increase in amounts due to related parties	109	—	—
Increase (decrease) in trade accounts payable	662	(334)	(7,874)
Increase (decrease) in accrued expenses	771	(342)	324
Increase in other liabilities	26	—	—
Increase (decrease) prepaid revenue	101	(1,684)	5,626

Net cash provided by operating activities (Note 20)	44,160	19,307	11,473

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	215	(52)	(137,276)
Acquisition of the Carmen Knutsen (net of cash required) (Note 22)	(55,683)	—	—
Settlement of foreign exchange forward contracts	—	—	(828)

Net cash used in investing activities	(55,468)	(52)	(138,104)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	45,422	—	176,299
Proceeds from issuance of long-term debt from related parties (Note 16, 18 and 22)	10,453	—	—
Repayment of long-term debt	(142,873)	(28,083)	(17,166)
Repayment of short-term debt	—	—	(20,000)
Payments of debt issuance cost	(1,098)	—	(2,536)
Changes in payables to owners and affiliates (Notes 20)	—	3,491	(47,846)
Changes in payables to related parties	(15,174)	—	—
Contributions from/distribution to owner, net (Notes 20)	11,623	3,414	38,040
Proceeds from initial public offering, net of underwriters’ discount	168,313	—	—
Cash distributed to KNOT	(21,954)	—	—
Offering cost	(2,201)	—	—
Cash distribution	(13,163)	—	—
Change in restricted cash	(458)	22	(346)

Net cash provided by (used in) financing activities	38,890	(21,156)	126,445

Effect of exchange rate changes on cash	(33)	(1)	—
Net increase (decrease) in cash and cash equivalents	27,549	(1,902)	(186)
Cash and cash equivalents at the beginning of the year	1,287	3,189	3,375

Cash and cash equivalents at the end of the year	$28,836	$1,287	$3,189

The accompanying notes are an integral part of these financial statements.

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands and is majority-owned by Knutsen NYK Offshore Tankers AS (“KNOT”). The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

The Partnership was established prior to the closing of the IPO. In connection with the consummation of the IPO, through KNOT Offshore Partners UK LLC (“KNOT UK”), a 100% owned limited liability company formed under the laws of the Marshall Islands, the Partnership acquired a 100% ownership interest in KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT, which as of February 27, 2013 directly or indirectly owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% of the Windsor Knutsen and 100% of the Bodil Knutsen, respectively.

In connection with the consummation of the IPO, (1) the Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”); (2) KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT and the general partner of the Partnership (the “General Partner”), continued its 2.0% general partner interest in the Partnership; and (3) the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The Partnership received gross proceeds before underwriting discounts, the structuring fee and estimated offering expenses of approximately $179.9 million in connection with the IPO, all as further described in Note 3—Formation Transactions and Initial Public Offering.

For periods prior to April 15, 2013 (the closing of the IPO), the Partnership and its subsidiaries that had interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen are collectively referred to as the “Combined Entity.” The transfers and contributions of the subsidiaries holding interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen from KNOT to the Partnership in connection with the IPO were deemed to be a reorganization of entities under common control. As a reorganization of entities under common control, the transfer of the subsidiaries and other net assets has been recorded at KNOT’s historical book value.

Pursuant to the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the General Partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO until the time of the Partnership’s first annual meeting of unitholders (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. At the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retained the power to control the Partnership’s board of directors and hence the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT, and, as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

On August 1, 2013, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tanker AS, acquired Knutsen Shuttle Tanker 13 AS, the company that owns the Carmen Knutsen, from KNOT. The acquisition of the Carmen Knutsen was accounted for as an acquisition of a business. Accordingly, the results of the Carmen Knutsen are consolidated into the Partnership’s results from the date of its acquisition. There has been no retroactive restatement of the Partnership’s financial statements to reflect the historical results of the Carmen Knutsen prior to its acquisition. See Note 22—Acquisition of the Carmen Knutsen.

Each of the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen and the Carmen Knutsen are referred to as a “Vessel” and, collectively, as the “Vessels.” As of December 31, 2013, the Partnership operated a fleet of five vessels. The Vessels operate under fixed long-term charters. The time charters for the

Windsor Knutsen and the Bodil Knutsen expire in 2014 and 2016, respectively, and contain charterer options for extension through 2016 and 2019, respectively. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charters that expire in 2023. The Carmen Knutsen is under a long-term time charter that expires in 2018 and contains charterer options for extension through 2021.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The consolidated and combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany balances and transactions are eliminated.

The consolidated and combined financial statements include the financial statements of the entities listed in Note 4.

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flows and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. As of February 27, 2013, KNOT Shuttle Tankers AS acquired the 100% ownership in KNOT Shuttle Tankers 12 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, and Knutsen Shuttle Tankers XII AS in a reorganization under common control. As of February 27, 2013, KNOT Shuttle Tankers 12 AS and Knutsen Shuttle Tankers XII AS owned a 90% and 10% ownership interest, respectively, in Knutsen Shuttle Tankers XII KS; and KNOT Shuttle Tankers 17 AS owned a 100% interest in Bodil Knutsen and KNOT Shuttle Tankers 18 AS owned a 100% interest in Windsor Knutsen. As a reorganization of entities under common control, the transfer of the subsidiaries and other net assets has been recorded at KNOT’s historical book value.

The Bodil Knutsen and the Windsor Knutsen were not operated as discrete units or included in single purpose legal entities. Accordingly, these Vessels have been “carved-out” of KNOT’s assets, liabilities, revenues, expenses and cash flows as they relate to the Predecessor’s business through the use of the information system of KNOT. Specific information is recorded and coded by vessel for each accounting transaction for certain line items in the combined carve-out financial statements. Therefore, amounts for such Vessels were specifically identified for revenues, vessel expenses, vessel operating expenses, depreciation and amortization, interest expense and related debt issuance cost for long-term debt and realized and unrealized losses on derivative instruments; and related balances for such Vessels were specifically identified for trade accounts receivable, inventories, prepaid expenses, vessels and equipment, intangible assets, trade accounts payable, certain accrued expenses, prepaid charter revenues, long-term debt, derivative liabilities and contract liabilities.

Vessels operating expenses includes ship management fees for the provision of technical and commercial management of Vessels and are based on intercompany charges invoiced by KNOT. All long-term debt is specifically related to financing of the individual Vessels. Derivatives are composed of interest rate swap derivatives and foreign exchange forward contracts. The interest rate swaps were entered into in conjunction with the individual Vessel financing to secure fixed interest rates. The interest rate swaps are included in the combined carve-out financial statements to reflect all of the historical cost of doing business even though they will not be transferred to the Partnership. The foreign exchange forward contracts were entered into in conjunction with the construction of certain of the individual Vessels to secure the amounts payable in foreign currencies. Since these Vessels were delivered in 2011, there were no outstanding foreign exchange forward contracts as of December 31, 2011 and 2012.

The following items, which are not directly attributable to the Vessels, have been allocated to the combined carve-out financial statements as set forth below:

•	General and administrative expenses of KNOT were invoiced to its subsidiaries based upon certain transfer pricing principles by type of cost. See to Note 18 – Related Party Transactions. The invoiced amounts that cannot be attributed to the Bodil Knutsen and the Windsor Knutsen have been allocated pro rata based on the number of vessels in KNOT’s fleet.

•	Cash and cash equivalents for general purposes at the legal entity level have not been allocated. The cash and cash equivalents and restricted cash balances are only included in the combined carve-out balance sheets to the extent they are specifically related to the Bodil Knutsen’s and the Windsor Knutsen’s petty cash or provisions of the loan agreements. Interest income cannot be attributed to the specific Vessels and has only been included in the combined carve-out financial statements to the extent it relates to an interesting bearing cash account included in the combined carve-out balance sheets.

•	Payables to owners and affiliates (“owner balances”) are not tracked on an individual Vessel basis for the Bodil Knutsen and the Windsor Knutsen but at the legal entity level. General allocations of owner balances based on the number of vessels within a legal entity would be inherently arbitrary. Therefore, the Predecessor has identified specific payments made by owners to shipyards on Vessels under construction or conversion on behalf of the legal entity owning the Vessel and reflected these balances as payable to owners and affiliates, adjusted for subsequent external bank refinancing or settlements of payables at the legal entity level, in the combined carve-out balance sheet. Interest expense has been allocated on the basis of these owner balances and the historical intercompany interest rates charged by the owners to its subsidiaries on owner balances.

•	Net gain (loss) of foreign currency transactions cannot be attributed directly to the Bodil Knutsen and the Windsor Knutsen and has been allocated based upon specifically identified or allocated balances included on the combined carve-out balance sheets.

•	Goodwill arose in 2008 when TSSI acquired the remaining 50% interest in the majority of KNOT’s vessels, including the Windsor Knutsen and the three other Vessels of the Predecessor under construction, in a transaction that was accounted for as a step acquisition. This transaction resulted in goodwill for KNOT. KNOT’s goodwill was allocated to the Predecessor based upon the Predecessor’s percentage of fair value of the Vessel, the Vessels under construction and the favorable or unfavorable charter contract rights acquired at the acquisition date to the total fair value acquired by KNOT for all vessels, vessels under construction and favorable or unfavorable charter contract rights. See Note 2(n) – Summary of Significant Accounting Policies: Goodwill and Intangibles and Note 14 – Goodwill, Intangible Assets and Contract Liabilities.

The Partnership’s activities included in the consolidated and combined carve-out financial statements contain Norwegian entities or activities that were organized as non-taxable partnerships or were without tax status. To reflect the historical cost of doing business, the income tax expense and related deferred tax assets and liabilities arising for the Predecessor activities included in the historical parent entities have been included in the consolidated and combined carve-out financial statements calculated on a separate return basis.

The Vessels of the Partnership were not historically owned by a separate legal entity or operated as a discrete group. Therefore, no separate share capital existed in owner’s equity. Further, certain Vessels had cash accounts shared with other vessels of the KNOT Group that were not allocated to the Predecessor.

Accordingly, the historical consolidated and combined carve-out financial statements prior to April 16, 2013 reflect allocations of certain expenses, including that of general and administrative expenses, mark-to-market valuations of interest rate swap derivatives, interest expense on related party payables and net gain (loss) on foreign currency transactions. These allocated costs have been accounted for as equity contribution in the consolidated and combined carve-out balance sheets.

Included in the Combined Entity’s equity prior to April 16, 2013 are amounts (net liabilities of $27.8 million) relating to certain assets and liabilities that were carved out as they were readily separable and identifiable within the books of KNOT. However, these amounts have been retained by KNOT and have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s opening equity as of April 16, 2013. Details of the net liabilities eliminated are as follows:

(U.S. Dollars in thousands)
Balance sheet captions:
Other current assets	$89
Other non-current assets	—
Other current liabilities (*)	(6,321)
Other long-term liabilities (*)	(21,560)

Net liabilities	$(27,792)

(*)	The majority of the assets and liabilities not transferred to the Partnership are related to interest swap derivatives (Note 10) and insurance proceeds pursuant to the Contribution and Sale Agreement entered into in connection with the closing of the IPO on April 15, 2013 (Note 8).

Management believes that the allocations included in these consolidated and combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Partnership on a stand-alone basis. In the opinion of management these consolidated and combined carve-out financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly in all material respects, the Partnership’s consolidated and combined carve-out financial statements for the year ended December 31, 2013. However, the financial position, results of operations and cash flows of the Combined Entity as presented may differ from those that would have been achieved had the Partnership operated autonomously for all years presented as the Partnership would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone listed publicly traded entity. Accordingly, the comparative historical consolidated and combined financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

(b) Reporting Currency

The consolidated and combined carve-out financial statements are prepared in the reporting currency of U.S. Dollars. The functional currency of the vessel-owning Partnership subsidiaries is the U.S. Dollar, because the subsidiaries operate in the international shipping market, in which all revenues are U.S. Dollar-denominated and the majority of expenditures are made in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated and combined carve-out statements of operations.

(c) Use of Estimates

The preparation of consolidated and combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and impairment of Vessels, drydocking, the valuation of derivatives and income taxes.

(d) Revenues and Operating Expenses

The Partnership recognizes revenues from time charters and bareboat charters as operating leases on a straight-line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the contract period. Under time charters, the Partnership is responsible for providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Fees received from customers for customized equipment are deferred and recognized over the contract period. Under bareboat charters, the Partnership provides a specified Vessel for a fixed period of time at a specified day rate. The Partnership recognizes revenues from spot contracts as voyage revenues using the percentage of completion method on a discharge-to-discharge basis.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are paid by the customer under time charter and bareboat charters. Voyage expenses are paid by the Partnership for spot contracts and during periods of off-hire and are recognized when incurred.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Partnership for time charters, spot contracts and during off-hire and are recognized when incurred.

As further discussed in Note 18—Related Party Transactions, related parties have provided the management services for the Vessels and employ the crews that work on the Vessels. The Partnership has no direct employees and, accordingly, is not liable for any pension or post-retirement benefits.

(e) Financial Income (Expense)

Interest expenses incurred on the Partnership’s debt incurred during the construction of the Vessels exceeding one year are capitalized during the construction period.

(f) Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(g) Restricted Cash

Restricted cash consists of bank deposits, which may only be used to settle principal payments under the Partnership’s Vessel financing arrangements.

(h) Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month’s charter the first day of each month. See Note 2(r) —Summary of Significant Accounting Policies: Prepaid Charter and Deferred Revenue. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership establishes provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Partnership considers the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written-off. There were no provisions as allowance for doubtful accounts or amounts written-off against the allowance for doubtful accounts as of December 31, 2013 and 2012. The Partnership does not have any off-balance-sheet credit exposure related to its customers.

(i) Inventories

Inventories, which are comprised principally of lubricating oils, are stated at the lower of cost or market. For vessels on time charters or bareboat charters, there are no bunkers, as the charterer supplies the bunkers, which principally consist of fuel oil. Cost is determined using the first-in, first-out method for all inventories.

(j) Other Current Assets

Other current assets principally consist of prepaid expenses, the current portion of deferred cost and other receivables.

(k) Vessels and Equipment

Vessels and equipment are stated at the historical acquisition or construction cost, including capitalized interest, supervision and technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized, provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels.

Generally, the Partnership drydocks each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter, as required for the renewal of certifications issued by classification societies. For vessels operating on time charters, the Partnership capitalizes the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking. Drydock cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is initially allocated to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, the Partnership expenses the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charter party bears the cost of any drydocking.

Depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life, less an estimated residual value, as follows:

Useful Life
Hull	25 years
Anchor-handling, loading and unloading equipment	25 years
Main/auxiliary engine	25 years
Thruster, dynamic positioning systems, cranes and other equipment	25 years
Drydock costs	2.5–5 years

A Vessel is depreciated to its estimated residual value, which is calculated based on the weight of the ship and estimated steel price. Any cost related to the disposal is deducted from the residual value.

(l) Capitalized Interest

Interest expenses incurred on the Partnership’s debt during the construction of the Vessels exceeding one year is capitalized during the construction period.

(m) Impairment of Long-Lived Assets

Vessels and equipment, vessels under construction and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Partnership first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(n) Goodwill and Intangibles

Goodwill is not amortized but is reviewed for impairment on an annual basis or more frequently if impairment indicators are identified.

The Partnership tests goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit. The Partnership has only one reporting unit.

Other intangible assets represent contractual rights for charters obtained in connection with a step acquisition that had favorable contractual terms relative to market as of the acquisition date. Contractual rights for charters obtained in connection with a step acquisition that had unfavorable contractual terms are classified as contract liabilities in the consolidated combined carve-out balance sheets. The favorable and unfavorable contract rights are amortized to revenues over the period of the contract.

(o) Debt Issuance Costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

(p) Derivative Instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated and combined carve-out balance sheets and subsequently measured to fair value. The Partnership does not apply hedge accounting to its derivative instruments. Changes in the fair value of the derivative instruments are recognized in earnings. Gains and losses from the interest rate swap contracts of the Partnership related to long-term mortgage debt and foreign exchange forward contracts are recorded in realized and unrealized gain (loss) on derivative instruments in the consolidated and combined carve-out statements of operations. Cash flows related to interest rate swap contracts are presented as cash flows provided by operating activities, and cash flows related to foreign exchange forward contracts are presented as cash flows used in investing activities in the consolidated and combined carve-out statements of cash flows.

(q) Income Taxes

Historically, part of the Partnership activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject to the Norwegian Tonnage Tax regime (“the tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel, and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated and combined carve-out statements of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated and combined carve-out statements of operations. The amounts of tonnage tax included in operating expenses for the years ended December 31, 2013 and 2012 were $100 thousand and $66 thousand, respectively.

The Partnership accounts for deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Partnership’s assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on U.S. GAAP guidance. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense.

(r) Prepaid Charter and Deferred Revenue

Under terms of the time charters and bareboat charters, the customer pays for the month’s charter the first day of each month that is recorded as prepaid charter revenues. Deferred revenues for fees received from customers for customized equipment are classified as prepaid charter and deferred revenue for the current portion and as other long-term liabilities for the non-current portion.

(s) Commitments, Contingencies and Insurance Proceeds

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 19—Commitments and Contingencies.

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off-hire are considered gain contingencies, which are generally recognized when the proceeds are received.

(t) Fair Value Measurements

The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Partnership determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(u) Recently Issued Accounting Standards

In December 2011, the FASB issued ASU (Accounting Standards Update) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Partnership adopted the provisions of ASU 2011-11 as of January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the Partnership’s consolidated and combined carve-out financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires reporting and disclosure about changes in accumulated other comprehensive income (“AOCI”) balances and reclassifications out of AOCI. For public companies, the ASU is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the Partnership’s consolidated and combined carve-out financial statements.

There are no recent accounting pronouncements issued whose adoption would have a material impact on the Partnership’s consolidated and combined carve-out financial statements in the current year or are expected to have a material impact on future years.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with the transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT UK its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This has been accounted for as a capital contribution by KNOT to the Partnership. However, for the purpose of the historical combined carved-out financial statements, the net assets of the Vessels are included in the carve-out balance sheet as of December 31, 2012.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the IDRs, which will entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter.

(iii)	The Partnership issued 349,694 general partner units to the General Partner, KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs have been expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) have been used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The reminder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

•	An Administrative Services Agreement with KNOT UK, pursuant to which:

•	KNOT UK agreed to provide to the Partnership administrative services; and

•	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);

•	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;

•	A Contribution and Sale Agreement with KNOT. See Note 2(a)—Summary of Significant Accounting Policies: Basis of Preparation;

•	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and

•	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:

•	To what extent the Partnership and KNOT may compete with each other;

•	The Partnership’s option to purchase the Carmen Knutsen within 24 months after the closing of the IPO, any of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT within 24 months after KNOT notifies the Partnership’s board of directors of their respective acceptances by their charterers upon reaching an agreement with KNOT regarding the respective purchase prices;

•	Certain rights of first offer on shuttle tankers operating under charters of five or more years;

•	The provision of certain indemnities to the Partnership by KNOT; and

•	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2013.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding company
KNOT Shuttle Tankers AS	Norway	Holding company
KNOT Shuttle Tankers 12 AS	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers XII KS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers XII AS	Norway	General partner of Knutsen Shuttle Tanker XII KS

5) Significant Risks and Uncertainties Including Business and Credit Concentrations

Each of the Vessels is employed under long-term fixed charters, which mitigates earnings risk. The Partnership’s operational results are dependent on the worldwide market for shuttle tankers and timing of entrance into long-term charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates may vary from year to year. The market is mainly dependent upon two factors: the supply of vessels and the overall growth in the world economy. The general supply of vessels is a combination of newbuilds, demolition activity of older vessels and legislation that limits the use of older vessels or new standards for vessels used in specific trades.

As of December 31, 2013, all of the Partnership’s Vessel crews, which are employed through Knutsen OAS Shipping AS, were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its customers during the years ended December 31, 2013, 2012 and 2011.

The following table presents revenues and percentage of combined revenues for customers that accounted for more than 10% of the Partnership’s combined revenues during the years ended December 31, 2013, 2012 and 2011. All of these customers are major international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2013		2012		2011
Brazil Shipping I Limited, a subsidiary of BG Group Plc	$20,311	28%	$14,905	23%	$13,172	30%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	22,860	31%	24,980	38%	14,540	33%
Statoil ASA	21,563	29%	22,193	34%	14,096	32%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	8,417	12%	—	—	—	—

The Partnership has financial assets that expose it to credit risk arising from possible default by a counterparty. The Partnership considers its counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Partnership would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, restricted cash and trade accounts receivable. The Partnership, in the normal course of business, does not demand collateral from its counterparties.

6) Operating Leases

The time charters and bareboat charters of the Vessels with third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters and bareboat charters as of December 31, 2013, were as follows:

(U.S. Dollars in thousands)
2014	$85,936
2015	86,359
2016	86,787
2017	87,218
2018	37,459
2019 and thereafter	103,701

Total	$487,460

The Partnership’s fleet as of December 31, 2013 consisted of:

•	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);

•	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Fronape International Company, a subsidiary of Transpetro;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2016 with Statoil ASA (“Statoil”), with options to extend until May 2019;

•	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter that is scheduled to expire between June 30 and August 30, 2014 with Brazil Shipping I Limited, a subsidiary of BG Group Plc; and

•	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2018, with Repsol Sinopec Brasil, S.A, a subsidiary of Repsol Sinopec Brasil, B.V. (“Repsol”), with options to extend until January 2021.

7) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. During 2013, 2012 and 2011, the Partnership’s fleet operated under three time charters and two bareboat charters. See Note 5- Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10 % of the Partnership’s consolidated and combined revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Insurance Proceeds

In March 2012, the Windsor Knutsen damaged its propeller. As a result, the Vessel was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. During the year ended December 31, 2013 and 2012, the Partnership received payments for loss of hire insurance of $0.3 million and $3.6 million, respectively, which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

In addition, as of April 15, 2013 and December 31, 2012, the Partnership recorded $3.5 million and $3.0 million, respectively, for the probable recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller damage to the Windsor Knutsen. This is classified under vessel operating expenses along with the cost of the repairs of $4.0 million and $4.1 million, respectively.

In accordance with the Contribution and Sale Agreement entered into as of April 15, 2013, insurance claims were not transferred to the Partnership upon closing, and, therefore, there is no claim in the consolidated and combined carve-out balance sheet as of December 31, 2013. See Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Capital and Note 2(a)—Summary of Significant Accounting Policies: Basis of Preparation.

9) Finance Income (Expense)

(a) Interest Expense

A reconciliation of total interest cost to interest expense as reported in the consolidated and combined carve-out statements of operations for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012	2011
Interest cost capitalized	$—	$—	$3,525
Interest expense	10,773	13,471	9,650

Total interest cost	$10,773	$13,471	$13,175

(b) Other Finance Expense

The following table presents the other finance expense for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012	2011
Bank fees, charges and external guarantee costs	$1,414	$1,169	$918
Related party guarantee commissions (Note 18)	634	2,206	1,455
Related party financing service fee (Note 18)	—	3	368

Total other finance expense	$2,048	$3,378	$2,741

10) Derivative Instruments

Interest Rate Risk Management

The consolidated and combined carve-out financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in other currency than USD and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessel construction or conversions. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

All interest rate swap contracts entered into in conjunction with the individual vessel financings prior to the closing date of the IPO have been carved out, as they were readily separable and identifiable within the books of KNOT. Additionally, all these interest rate swap contracts have been retained by KNOT and have not been transferred to the Partnership. Therefore, such interest rate swap contracts have been eliminated from the Partnership’s opening equity position as of April 16, 2013. See Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Capital and Note 2(a)—Summary of Significant Accounting Policies: Basis of Preparation.

As of December 31, 2013 and 2012, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $200 million and $128.5 million, respectively. As of December 31, 2013, the carrying amount of the interest rate swaps contracts were net assets of $0.5 million, and as of December 31, 2012, the carrying amount of the interest rate swap contracts were liabilities of $27.9 million. See Note 11—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. The Predecessor has also from time to time contracted vessels with contractual obligations to pay the yards in currencies other than the U.S. Dollar. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of December 31, 2013 2012 and 2011, the total contract amount in foreign currency of the Partnership’s or the Predecessor’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 124.4 million, 0 (no contracts) and 0 (no contracts), respectively. As of December 31, 2013 and 2012, the carrying amount of the Partnership’s foreign exchange forward contracts was an asset of $0.2 million and $0 million, respectively. See Note 11—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31
(U.S. Dollars in thousands)	2013	2012	2011
Realized gain (loss)
Interest rate swap contracts	$(1,265)	$(5,482)	$(5,738)
Foreign exchange forward contracts	—	—	(828)
Unrealized gain (loss)
Interest rate swap contracts	1,522	(549)	(11,407)
Foreign exchange forward contracts	248	—	2,484

Total	$505	$(6,031)	$(15,489)

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of December 31, 2013 and 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2013		December 31, 2012
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$28,836	$28,836	$1,287	$1,287
Restricted cash	458	458	830	830
Current derivative assets:
Foreign exchange forward contract	248	248	—	—
Non-current derivative assets:
Interest rate swap contracts	2,617	2,617	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,124	2,124	5,258	5,258
Foreign exchange forward contract	—	—	—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	22,622	22,622
Long-term debt, current and non-current	349,977	350,999	347,850	342,655

The carrying amounts shown in the table above are included in the consolidated and combined carve-out balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2013 and 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 4.3 years and 5.9 years, respectively), (2) the notional amount of the swap contract (ranging from $10,000 to $50,000), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.25% to 1.44% for the contracts as of December 31,2013 and rates ranging from 3.84% to 5.10% for the contracts as of December 31, 2012).

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to the KNOT Group for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2013 and 2012:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2013	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$28,836	$28,836	$—	$—
Restricted cash	458	458	—	—
Current derivative asset:
Foreign exchange forward contracts	248	—	248	—
Non-current derivative assets:
Interest rate swap contracts	2,617	—	2,617	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,124	—	2,124	—
Foreign exchange forward contracts	—	—	—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	350,999	—	350,999	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2012	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$1,287	$1,287	$—	$—
Restricted cash	830	830	—	—
Current derivative asset:
Foreign exchange forward contracts	—	—	—	—
Non-current derivative assets:
Interest rate swap contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,258	—	5,258	—
Foreign exchange forward contracts	—	—	—	—
Non-current derivative liabilities:
Interest rate swap contracts	22,622	—	22,622	—
Long-term debt, current and non-current	342,655	—	342,655	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of December 31, 2013 and 2012.

12) Trade Accounts Receivables

(a) Trade Accounts Receivables

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2013 and 2012, there was no provision for doubtful accounts.

(b) Other Current Assets

Other current assets consist of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Insurance claims for recoveries	—	$1,000
Refund of value added tax	312	—
Prepaid expenses	247	191
Current portion of deferred debt issuance cost	1,116	982
Deferred incremental costs of MLP offering	—	1,078
Other receivable	139	208

Total other current assets	$1,814	$3,459

Deferred incremental costs of MLP offering includes specific incremental costs directly attributable to the offering of the Partnership units in the IPO, such as legal fees, auditor fees, printing costs, travel costs and similar items. These costs are deferred and have been charged against the gross proceeds of the offering at the close of the IPO.

13) Vessels and Equipment

(U.S. Dollars in thousands)	Vessel & equipment	Vessel under construction	Accumulated depreciation	Net vessels
Balance December 31, 2011	$548,989	$—	$(31,092)	$517,897

Additions	52	—	—	52
Drydock costs	—	—	—	—
Transfer from vessels under construction	—	—	—	—
Disposals	(900)	—	900	—
Depreciation	—	—	(21,181)	(21,181)

(U.S. Dollars in thousands)	Vessel & equipment	Vessel under construction	Accumulated depreciation	Net vessels
Balance December 31, 2012	$548,141	$—	$(51,373)	$496,768

Additions	143,231	—	—	143,231
Drydock costs	1,781	—	—	1,781
Transfer from vessels under construction	—	—	—	—
Disposal	(227)	—	—	(227)
Depreciation	—	—	(23,768)	(23,768)

Balance December 31, 2013	$692,926	0	$(75,141)	$(617,785)

As of December 31, 2013 and 2012, Vessels with a book value of $618 million and $497 million, respectively, are pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 16—Long-Term Debt.

Drydocking activity for the years ended December 31, 2013 and 2012 is summarized as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Balance at the beginning of the year	$2,472	$3,228
Costs incurred for drydocking	12	—
Costs allocated to drydocking as part of acquisition of business	1,769	—
Drydock amortization	(884)	(756)

Balance at the end of the year	$3,369	$2,472

14) Goodwill, Intangible Assets and Contract Liabilities

(a) Goodwill

Goodwill arose in 2008 when TSSI acquired the remaining 50% interest in the majority of KNOT’s vessels, including the Windsor Knutsen and the three other Vessels of the Partnership under construction, in a transaction that was accounted for as a step acquisition. See Note 2(a)—Summary of Significant Accounting Policies: Basis of preparation for a discussion on the allocation method. The carrying amount of goodwill that was allocated to the Partnership was $5,750 as of December 31, 2013 and 2012.

(b) Intangible Assets and Contract Liabilities

The Partnership’s identified finite-lived intangible assets associated with contractual rights for a charter of a Vessel obtained in connection with a step acquisition in 2008 that had favorable contractual terms relative to market as of the acquisition date. The finite-lived intangible assets of $533 were fully amortized as of December 31, 2010. In addition, as part of that transaction, unfavorable contractual rights for charters of two of the Vessels that had unfavorable contractual terms. The unfavorable contract rights are amortized over the period of the contract to time charter and bareboat revenues as follows:

(U.S. Dollars in thousands)	Balance as of December 31, 2011	Amortization for the year ended December 31, 2012	Balance as of December 31, 2012	Amortization for the year ended December 31, 2013	Balance as of December 31, 2013
Contract liabilities:
Unfavorable contract rights	$(17,347)	$1,518	$(15,829)	$1,518	$(14,311)

Total amortization income		$1,518		$1,518

Accumulated amortization for contract liabilities was $3,904 and $2,386 as of December 31, 2013 and 2012, respectively.

The amortization of contract liabilities that is classified under time charter and bareboat revenues on the consolidated combined carve-out income statement for the next five years is expected to be as follows:

(U.S. Dollars in thousands)	2014	2015	2016	2017	2018 and thereafter
Contract liabilities:
Unfavorable contract rights	$(1,518)	$(1,518)	$(1,518)	$(1,518)	$(8,239)

15) Accrued Expenses

The following table presents accrued expenses as of December 31, 2013 and 2012:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Operating expenses	$808	$460
Interest expenses	1,599	1,045
Other finance expenses	235	298

Total accrued expenses	$2,642	$1,803

16) Long-Term Debt

Prior to the closing of the IPO, existing vessel financing agreements were amended to permit the transactions pursuant to which the Partnership acquired its initial fleet at the closing of the IPO and to establish a $20.0 million revolving credit facility.

The Partnership used the net proceeds from the IPO to repay either a portion of the amounts outstanding or the full amount outstanding under the existing loan facilities. All amended loan agreements have been assessed for debt extinguishment or debt modifications in accordance with Accounting Standards Codification 470, Debt. Debt that has been fully repaid has been accounted for as debt extinguishment, i.e., for all extinguishments of debt, the difference between the reacquisition price (which includes any premium) and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) has been recognized as a gain or loss when the debt was extinguished.

In August 2013, the Partnership acquired through its subsidiary, KNOT Shuttle Tankers AS, KNOT’s 100% interest in the company that owns and operates the Carmen Knutsen. The purchase price was $145.0 million, less bank debt of $89.1 million, originally drawn at $93 million, and other purchase price adjustments of $0.1 million. The purchase price was settled by way of a cash payment of $45.4 million and a seller’s credit provided by KNOT in the form of a loan for $10.5 million (the “Seller Loan”). The existing senior loan facility related to the Fortaleza Knutsen and the Recife Knutsen was further amended to increase borrowing capacity by $25.4 million, and $20.0 million was drawn under the existing loan facility related to the Bodil Knutsen.

Long-term debt as of December 31, 2013 and 2012, consisted of following:

(U.S. Dollars in thousands)	Vessel	December 31, 2013	December 31, 2012
$160 million loan facility	Fortaleza Knutsen & Recife Knutsen	$132,425	$144,100
$19 million loan facility	Fortaleza Knutsen & Recife Knutsen	—	18,350
$120 million loan facility	Bodil Knutsen	67,615	106,600
$85 million loan facility	Windsor Knutsen	52,400	56,400
$27.3 million loan facility	Windsor Knutsen	—	22,400
$93 million loan facility	Carmen Knutsen	87,188	—
Seller’s credit		10,349	—

Total long-term debt		349,977	347,850

Less current installments		29,269	28,833
Less seller’s credit		10,349	—

Long-term debt, excluding current installment and seller’s credit		$310,359	$319,017

$160 Million Secured Loan Facility and $19 Million Secured Loan Facility

The $160 million senior secured loan facility, as amended (the “Fortaleza and Recife Facility”), includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. The Partnership used $26.3 million of net proceeds from the IPO to repay borrowings under the $160 million senior secured facility. The amendment to this loan agreement was accounted for as debt modification, and the Partnership recorded an additional $0.3 million as deferred financing fees in the consolidated and combined carve-out balance sheets.

The $19 million junior secured loan facility was fully repaid by using net proceeds from the IPO. At the closing date of the IPO, the outstanding long-term debt relating to the $19 million junior secured loan facility was $18.1 million. The amendment to this loan agreement was accounted for as debt extinguishment, and the remaining unamortized balance of $0.4 million was written-off from deferred financing fees.

The Fortaleza and Recife Facility was amended to increase borrowing capacity by $25.4 million in connection with the settlement of the acquisition of the Carmen Knutsen.

The Fortaleza and Recife Facility bears interest at LIBOR plus a fixed margin of 3.0%.

The Fortaleza and Recife Facility is secured by the Fortaleza Knutsen and the Recife Knutsen, and the Partnership and KNOT Shuttle Tankers AS are the sole guarantors. It also contains the following financial covenants:

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%;

•	Minimum EBITDA to interest ratio for the Partnership of 2.50; and

•	Market value of the Fortaleza Knutsen and Recife Knutsen to be no less than 100% of the outstanding balance under the Fortaleza and Recife Facility.

The Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower was in compliance with the amended financial covenants as of December 31, 2013.

$120 Million Secured Loan Facility

The $120 million secured loan facility includes two tranches. One tranche is repayable in semi-annual installments over five years with final balloon payments due at maturity in February 2016. The second tranche is repayable in semi-annual installments over 12 years assuming the balloon payment of the first tranche is refinanced in 2016. If the balloon payment of the first tranche is not refinanced in 2016, the second tranche becomes repayable with a final balloon payment due at maturity in February 2016. The Partnership used approximately $52.1 million of net proceeds from the IPO to repay borrowings under the $120 million secured loan facility and to amend such facility. The amended facility (the “Bodil Facility”) consists of a $50.0 million term loan facility and a $20.0 million revolving credit facility.

The Bodil Facility bears interest at LIBOR plus a margin ranging from 0.6% to 3.0%. In addition to the interest rates, the borrower shall pay to the agent (for distribution to GIEK) a guarantee commission of 1.75% per annum of the outstanding amounts under the GIEK Guarantee, payable semi-annually in arrears. GIEK means the Guarantee Institute for Export Credits (“Garanti-Instituttet for Eksportkreditt”), the Norwegian central governmental agency responsible for furnishing guarantees and insurance of export credits.

The amendment to this loan agreement was accounted for as debt modification, and the Partnership recorded an additional $0.3 million as deferred financing fees in the consolidated and combined carve-out balance sheets.

The revolving credit facility bears interest at LIBOR plus a fixed margin of 3.0% and has a commitment fee equal to 40% of the margin of the Revolving Credit facility calculated on the daily undrawn portion of the revolving credit facility (40% of 3.0%, which is 1.2% of the undrawn facility account).

The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Bodil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Bodil Facility contains the following financial covenants:

•	Market value of the Bodil Knutsen to be no less than 100% of the outstanding balance under the Bodil Facility for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Bodil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower was in compliance with the amended financial covenants as of December 31, 2013.

$85 Million Secured Loan Facility

The Windsor Purchase Facility is repayable in semi-annual installments over eight years with a final balloon payment due at maturity in May 2015. None of the Windsor Purchase Facility was repaid in connection with the IPO.

Under the loan agreement, the borrower pays on a monthly basis into a retention account subsequently used for principal installments. This account is considered restricted cash.

The amended Windsor Purchase Facility bears interest at LIBOR plus a fixed margin of 2.25%. Before the amendment the interest rate was LIBOR plus a fixed margin of 0.82%.

The Windsor Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Windsor Purchase Facility. The amended Windsor Purchase Facility contains the following financial covenant:

•	Market value of the Windsor Knutsen to be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility.

The amended Windsor Purchase Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The amendment to this loan agreement was accounted for as debt modification, and the Partnership recorded an additional $0.1 million as deferred financing fees in the audited condensed consolidated and combined carve-out balance sheets.

The borrower was in compliance with the amended financial covenants as of December 31, 2013.

$27.3 Million Secured Loan Facility

The $27.3 million secured loan facility (the “Windsor Conversion Facility”) was fully repaid by using net proceeds from the IPO. At the closing date of the IPO, the outstanding long-term debt relating to the Windsor Conversion Facility was approximately $22.4 million. The amendment to this loan agreement was accounted for as debt extinguishment, and the remaining unamortized balance of $0.2 million was written-off from deferred financing fee.

$93 Million Secured Loan Facility

The $93 million secured loan facility (the “Carmen Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in January 2018. The Carmen Facility bears interest at LIBOR plus a margin of 2.5%. The Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Carmen Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Carmen Facility contains the following financial covenants:

•	Market value of the Carmen Knutsen to be no less than 100% of the outstanding balance under the Carmen Facility for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Carmen Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower was in compliance with the amended financial covenants as of December 31, 2013.

$10.5 Million Seller’s Credit

As part of the financing for the purchase of the Carmen Knutsen, KNOT provided the Seller Loan. The Seller Loan is non-amortizing, matures in five years or such other date as the parties agree and bears interest at LIBOR plus a fixed margin of 4.5%. Additionally, the Seller Loan is guaranteed by the Partnership, constitutes a senior debt obligation of the KNOT Shuttle Tankers AS and has priority over any shareholder loans or equity provided to KNOT Shuttle Tankers AS by its owners. The Seller Loan contains customary provisions in case of non-payment or bankruptcy proceedings and carries a default interest of LIBOR plus a fixed margin of 8%. The Seller Loan was reduced by $0.1 million as settlement for the working capital in Knutsen Shuttle Tankers 13 AS.

The LIBOR interest rates for the individual loans do not include the effect of the Partnership’s interest rate swaps. See Note 10 – Derivative Instruments and Note 11 – Fair Value Measurements.

The partnership does not have any unused commitments for long-term financing arrangements. Each of the Partnership’s loan facilities with the banks contain cross-default provisions that would be trigged if the Partnership and its subsidiaries defaults under their respective loan arrangements. In addition, each of the Partnership’s loan facilities with the banks contains material adverse change clauses that allow the lenders to accelerate debt repayments under conditions not objectively determinable.

The total outstanding debt as of December 31, 2013 is repayable as follows:

(US $ in thousands)
2014	$29,269
2015	74,619
2016	145,802
2017	11,750
2018 and thereafter	88,537

Total	$349,977

17) Income Taxes

(a) Components of Current and Deferred Tax Expense (Benefit)

All of the loss from continuing operations before income taxes was taxable to Norway for the years ended December 31, 2013, 2012 and 2011 as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012	2011
Income (loss) before income taxes	$17,891	$2,006	$(17,578)

The significant components of current and deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 2013 and 2012 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012	2011
Current tax expense	$686	$—	$—
Deferred tax expense (benefit)	2,141	1,261	(1,240)

Income tax expense (benefit)	2,827	1,261	(1,240)

(b) Tax Rate Reconciliation

Income taxes attributable to income or loss from continuing operations was an income tax expense of $2,827 $1,261 and income tax benefit of $1,546 for the years ended December 31, 2013 and 2012, respectively, and differed from the amounts computed by applying the Norwegian ordinary income tax rate of 28% to pretax net income as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands, except for tax rate)	2013	2012	2011
Income tax expense (benefit) at Norwegian ordinary tax regime(1)	$111	$562	$(4,922)
Income tax expense (benefit) at Norwegian tonnage tax regime	188	—	—
Adjustments for amounts not taxable under tonnage tax regime	—	(3,154)	(125)
Adjustments due to permanent differences	—	2,228	103
Translation differences (1)	(168)	(605)	(15)
Entrance tax into the Norwegian tonnage tax regime	2,696	—	—
Reduction in income tax benefit resulting from a change in valuation allowance	—	2,230	3,719

Income tax expense (benefit)	2,827	1,261	(1,240)

Effective tax rate	16%	63%	7%

(1)	These tax elements are related to the carve-out period in 2013, a total tax benefit of $57.

(c) Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are presented below.

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Deferred tax assets:
Accrued guarantee commission	$—	$83
Contracts liabilities	—	814
Interest rate swaps	41	7,806
Prepaid charter and deferred revenue	—	49
Tax loss carry forward for ordinary tax	—	13,963
Financial loss carry forwards for tonnage tax	7,718	5,788

Total deferred tax asset	7,759	28,503
Less valuation allowance	(7,759)	(11,922)

Net deferred tax asset	—	16,581

Deferred tax liabilities:
Vessel and equipment	—	17,999
Long-term debt	—	1,003
Contract Liabilities	—	9
Entrance tax	2,141	—
Deferred debt issuance cost	—	377

Total deferred tax liabilities	2,141	19,388

Net deferred tax liabilities	$2,141	$2,807

The net deferred tax liability is classified in the combined carve-out balance sheet as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Current deferred tax asset	$—	$290
Non-current deferred tax liabilities	(2,141)	(3,097)

Net deferred tax liabilities	(2,141)	(2,807)

Changes in the net deferred tax liabilities at December 31, 2013 and 2012 are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012
Net deferred tax liabilities at January 1	$2,807	$1,546
Change in temporary differences	111	2,257
Benefit of loss carried forward ordinary tax	—	(935)
Benefit of loss carried forward tonnage tax	—	(1,686)
Change in valuation allowance	—	2,230
Translation differences	(168)	(605)
Elimination of deferred tax not transferred to the partnership	(2,750)	—
Changes in temporary differences after the IPO date	2,141	—

Net deferred tax liabilities at December 31	2,141	2,807

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some of or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $7,759 and $11,922 respectively, as of December 31, 2013 and 2012. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the relizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available.

After the reorganization of the Predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. Total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the first three months ended period of March 31, 2013. The entrance tax on this gain is payable over several years and is calculated by multiplying the tax rate of 28% by the declining balance of the gain, which will decline by 20% each year. At year end the entrance tax has declined to approximately $2.7 million compared to the effect on the time of the reorganization due to translation effects and tax rate changes. Tax payable in 2014 will be calculated by multiplying the tax basis with 28%. The deferred tax liabilities is calculated based on a tax rate of 27%.

Approximately $0.6 million of the estimated entrance tax of $2.7 million is estimated to be payable in the fourth quarter of 2014 and presented as current taxes payable, while $2.1 million is presented as non-current deferred taxes payable. In addition to the $0.6 million of the estimated payable income tax there is ordinary payable tonnage tax which result in total payable tax of $0.7 million.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2013. The Partnership had no unrecognized tax benefits as December 31, 2013 and 2012. During the years ended December 31, 2013 and 2012, the partnership did not incur any interest or penalties on its tax return.

18) Related Party Transactions

(a) Related Parties

Historically, the Combined Entity operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by Nippon Yusen Kaisha (“NYK”). TSSI also controls 99% of KOAS, which subcontracts services from Knutsen OAS Management AS, which served as the vessel management companies for KNOT and its subsidiaries until June 30, 2012. As of July 1, 2012, KNOT Management AS, a 100% owned subsidiary of KNOT, assumed responsibility for the commercial and technical management of the Vessels.

The Partnership has been charged by KNOT, KOAS and TSSI for commercial services related to the charters, technical and operational support related to the operation of the Vessels, certain administrative costs and finance fees. Consequently, for the periods prior to April 16, 2013, for the purpose of the Consolidated and Combined Entity’s statements of operations, these costs and fees include allocations as described above and in Note 2(a)—Summary of Significant Accounting Policies: Basis of Preparation.

On February 18, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owners of the Windsor Knutsen and the Bodil Knutsen, and on March 20, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT

Management and the owner of the Fortaleza Knutsen and the Recife Knutsen. In consideration for the termination of the Commercial Management Agreement, a cancellation fee was paid for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expiration of the time charter and bareboat for each Vessel. The cancellation fees have been charged to the Consolidated and Combined Entity’s statements of operations as described in Note 2(a)—Summary of Significant Accounting Policies: Basis of Preparation. On February 18, 2013, the existing technical management agreements were amended. These agreements govern the crew, technical and commercial management of the Vessels. The Windsor Knutsen and the Bodil Knutsen, which operate under time charters, are subject to amended technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these amended technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen and the Recife Knutsen operate under bareboat charters, and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel.

On March 25, 2013, the Partnership entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides administrative services, and KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to KOAS UK and KOAS. Certain of the services intended to be provided to the Partnership by KOAS have been performed by KNOT under the same terms as the services provided to the Partnership by KOAS.

The amounts of such costs and expenses included in the audited condensed consolidated and combined carve-out statements of operations for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012	2011
Statements of operations:
Time charter and bareboat revenues:
Commercial commission fee from KNOT to Vessels (1)	$95	$775	$544
Cancellation fee from KNOT to Vessels (2)	3,448	—	—
Operating expenses:
Technical and operational management fee from KOAS to Vessels (3)	—	436	742
Technical and operational management fee from KNOT to Vessels (3)	1,073	426	—
General and administrative expenses:
Administration fee from KNOT (4)	510	359	52
Administration fee from KOAS (4)	392	—	—
Administration fee from KOAS UK (4)	112	—	—
Accounting service fee from KNOT (5)	27	17	8
IPO administration cost from KNOT (6)	454	877	—
Finance income (expense):
Financing service fee from KNOT to Vessels (7)	—	3	368
Interest expense charged from KNOT (8)	336	1,654	1,764
Interest income charged to TSSI (8)	(10)	—	—
Guarantee commission from TSSI to Vessels (9)	210	818	860
Guarantee commission from KNOT to Vessels (9)	424	1,388	595

Total	$7,071	$6,753	$4,933

(1)	Commercial commission fee from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission fee for these services.
(2)	Cancellation fee from KNOT to Vessels: In consideration for the termination of the Commercial Management Agreement, a cancellation fee was paid for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expiration of the time charter for each Vessel. As the cancellation fee relates to the commercial commission fee, it has been presented as part of operating income, consistent with the presentation of commissions.
(3)	Technical and operational management fee from KOAS and KNOT to Vessels: KOAS and KNOT provide technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational, bookkeeping and administrative support. For bareboat charters, KOAS provides bookkeeping and administrative support. KOAS invoices a fixed amount per day per vessel based upon providing either time charter or bareboat charter services. In addition, there is also a charge for 24-hour emergency response services provided by KOAS for all vessels managed by KOAS and KNOT. The direct cost for the response services has been allocated to all vessels without a mark-up based upon the number of vessels managed by KOAS and KNOT.

(4)	Administration fee from KNOT, KOAS and KOAS UK: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see (5) below), the financing service fees (see (6) below) and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year.
(5)	Accounting service fee from KNOT: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Such charges were allocated to the Bodil Knutsen and the Windsor Knutsen based on the number of vessels in the legal entity until the Bodil Knutsen and the Windsor Knutsen were sold to KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS as part of the reorganization prior to the IPO.
(6)	IPO administration cost from KNOT: In connection with the preparation of the financial statements and the Form F-1, KNOT has invoiced the actual cost for internal resources, including salaries and administration cost, plus a 5% margin. Since the costs were not incremental cost directly attributable to the IPO, they were expensed as incurred.
(7)	Financing service fee from KNOT to Vessels: KNOT invoiced each vessel for a fixed percentage of the principal of any new loan facilities for vessel financing as compensation for the time and costs of loan negotiations with external banks.
(8)	Interest expense charged from, interest income charged to KNOT/TSSI: KNOT/TSSI invoiced interest expense (income) for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Since payables to (receivables from) owners and affiliates are not tracked by vessel, balances based upon payments by owners to the shipyard have been allocated to the Bodil Knutsen and the Windsor Knutsen (see Note 2(a)—Summary of Significant Accounting Policies: Basis of Preparation for a description of the allocation principles applied. Interest expense has been allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
(9)	Guarantee commission from TSSI/KNOT to Vessels: TSSI and KNOT were guarantors for the Predecessor’s loan facilities (see Note 16—Long-term Debt and Note 18(b)—Related Party Transactions: Guarantees). TSSI and KNOT invoiced an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.

(b) Guarantees

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the existing charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. The Partnership will not incur any guarantee commissions in the future relating to such guarantees.

Prior to the IPO, the Partnership entered into amended financing agreements with various lenders. The majority of the Partnership’s original external vessel financing agreements have been guaranteed by either KNOT or TSSI, for which a guarantee commission was paid. Following the closing of the IPO and the amendments to the vessel financing agreements, the Partnership guarantees the obligations of the Partnership’s subsidiaries directly under the vessel financing agreements. Therefore, the Partnership will not incur any guarantee commissions on a going forward basis.

(c) Transactions with Management and Directors

Trygve Seglem, the President and CEO of KNOT, has received approximately $427,000 in salary from KNOT Management for the full year of 2012. He also controls Seglem Holding AS, which has a 100% equity interest in TSSI, which controls KOAS. TSSI owns 50% in KNOT. Trygve Seglem owns 70% of the equity interests in Seglem Holding AS, and each of his daughters, Synnøve Seglem and Jorunn Seglem, owns 15% of the equity interests in Seglem Holding AS.

NYK, which own 50% of KNOT, has management and administrative personnel on secondment to KNOT starting in March 2011. The cost for such services was $639,000 for 2012. NYK has no other related party transactions with KNOT.

See footnotes (4) and (5) to Note 18(b)—Related Party Transactions: Related Parties for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the combined carve-out statements of operations.

In connection with the IPO, KNOT UK entered into an employment agreement with Arild Vik dated March 28, 2013 and effective on April 28, 2013. Arild Vik serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer. His annualized base salary is 200,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), the reimbursement of relocation expenses to the United Kingdom (up to a maximum of 30,000 British Pounds), payment by KNOT UK of housing costs in London, participation in other employment benefits in which other senior executives of KNOT UK participate, 60 working days of paid vacation per year (plus public holidays), and up to 13 weeks of paid sick leave per year. An accrual of $47,000 has been hade to cover insurance and pension expenses for Mr. Vik for 2013.

Non-management directors will each receive a director fee of $40,000 per year. Members of the audit and conflicts committees will each receive a committee fee of $5,000 per year.

(d) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2013	At December 31, 2012
Balance Sheets:
Trading balances due from KOAS	$27	$—
Trading balances due from KNOT and affiliates	50	—

Amount due from related parties	$77	$—

Trading balances due to KOAS	$141	$12,423
Trading balances due to KNOT and affiliates	22	—

Amount due to related parties	$163	$12,423

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT and KOAS.

On August 1, 2013, the Partnership acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the Carmen Knutsen. See Note 22—Acquisition of the Carmen Knutsen. As part of the financing for the acquisition, KNOT provided the Seller Loan. The Seller Loan is non-amortizing, matures in five years or such other date as the parties agree and bears interest at LIBOR plus a fixed margin of 4.5%. Additionally, the Seller Loan is guaranteed by the Partnership, constitutes a senior debt obligation of the KNOT Shuttle Tankers AS and has priority over any shareholder loans or equity provided to KNOT Shuttle Tankers AS by its owners. The Seller Loan contains customary provisions in case of non-payment or bankruptcy proceedings and carries a default interest of LIBOR plus a fixed margin of 8%. The Seller Loan was reduced by $0.1 million as settlement for the working capital in Knutsen Shuttle Tankers 13 AS.

19) Commitments and Contingencies

Assets Pledged

As of December 31, 2013 and 2012, Vessels with a book value of $618 million and $497 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments and Note 16—Long-Term Debt.

Claims and Legal Proceedings

In September 2012, the Bodil Knutsen was involved in an accident that damaged a mooring at a port of call. There was no damage to the Vessel. The Partnership accrued for the probable liability for the threatened claim for damages to the mooring for the year ended December 31, 2012. The probable liability is subject to revisions as additional information becomes available and insurance claims can be submitted when damage claims are received.

At the closing of the IPO on April 15, 2013, the probable liability and insurance claim were not transferred to the Partnership. Therefore, for the year ended December 31, 2013, the probable liability and insurance claim was $0 (see Note 8—Insurance Proceeds).

Under the Partnership’s time charters, claims to reduce hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. An accrual for a probable claim was recorded for the year ended December 31, 2013 and for the year ended December 31, 2012, which is subject to revisions.

The Partnership is involved in various claims and legal actions from time to time arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated and combined carve-out financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.150 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

20) Supplemental Cash Flows Information

The following supplemental information is provided related to the Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012	2011
Non-cash investing and financing activities:
Payable to owner and affiliates converted to equity	$27,051	$25,664	$—

Supplemental cash flows information:
Interest paid	10,219	13,612	8,926
Income taxes paid	—	—	—

21) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit are presented below:

(U.S. Dollars in thousands, except unit and per unit amounts)	April 15th to December 31, 2013
Post IPO net income attributable to the members of KNOT Offshore Partners LP	$18,603
Less: Distribution paid (1)	20,779
Under (over) distributed earnings	(2,176)
Under (over) distributed earnings attributable to:
Common unitholders	(1,066)
Subordinated unitholders(2)	(1,066)
General Partner	(44)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	8,568
Subordinated unitholders	8,568
General Partner	350
Earnings per unit (basic and diluted):
Common unitholders	$1.063
Subordinated unitholders(2)	$1.065
General Partner	$1.063
Cash distributions declared and paid in the period per unit(3)	$0.752
Subsequent event: Cash distributions declared and paid per unit relating to the period(4)	$0.435

(1)	For the purpose of the calculation of earnings per unit, the cash distributions paid are based on the number of units outstanding at the period end date. This calculation assumes that cash distributions to IDR holders for the period April 15 to December 31, 2013 were $0.02.
(2)	This includes the net income attributable to the IDR holders. The IDRs generally may not be transferred by the subordinated unitholders until March 31, 2018. The net income attributable to IDRs for the period April 15 to December 31, 2013 was $0.02.
(3)	Refers to cash distribution declared and paid during the period April 15 to December 31, 2013.
(4)	Refers to cash distribution declared and paid subsequent to the fourth quarter.

Earnings per unit information is given for the year ended 2013 and for the period from the date of the closing of the IPO (April 15, 2013) to December 31, 2013. Earnings per unit information has not been presented for any period prior to the IPO as the information is not comparable due to the change in the Partnership’s structure and the basis of preparation of the financial statements as described in Note 2—Summary of Significant Accounting Policies.

As of December 31, 2013, of the Partnership’s total number of units outstanding representing limited partner interests, 49% were held by the public (in the form of 8,567,500 common units, representing 100% of the Partnership’s common units) and 49% were held by KNOT in the form of 8,567,500 subordinated units, representing 100% of the Partnership’s subordinated units). In addition, KNOT, through its ownership of the General Partner, held the 2.0% general partner interest (in the form of 349,694 general partner units).

Earnings per unit is determined by dividing net income, after deducting the distribution paid, by the weighted-average number of units outstanding during the applicable period. For the period presented prior to April 16, 2013, such units are deemed equal to the subordinated units received by KNOT and the common units sold to the public.

The General Partner’s, common unitholders’ and subordinated unit holders’ interest in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Under the Partnership Agreement, during the subordinated period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution (the “MQD”) of $0.375 per unit per quarter, plus arrearages in the payment of the MQD on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the MQD is $0.375 per unit or $1.50 per unit on an annualized basis and is made in the following manner, during the subordinated period:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received the MQD for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received an amount equal to any arrearages in payment of the MQD on the common units for prior quarters during the subordination period; and

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the General Partner until each subordinated unit has received the MQD for that quarter.

In addition, KNOT currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the MQD and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the MQD; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the MQD;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 2.0% to the General Partner and 13.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 2.0% to the General Partner and 23.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the IDRs, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the MQD. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

22) Acquisition of the Carmen Knutsen

In August 2013, the Partnership acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the Carmen Knutsen. The purchase price was $145.0 million for the vessel, less assumed bank debt of $89.1 million and other purchase price adjustments of $0.1 million. The Carmen Knutsen was delivered to its current charterer, Repsol Sinopec Brasil S.A., in January 2013 under a time charter expiring in January 2018.

The Partnership accounted for the acquisition of the Carmen Knutsen as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The allocation is final. The fair values allocated to each class of identifiable assets in the Carmen Knutsen acquisition and the difference between the purchase price and net assets acquired were calculated as follows:

(U.S. Dollars in thousands)	August 1, 2013
Purchase price (1)	$55,772
Less: Fair value of net assets acquired:
Vessel and equipment (2)	145,000
Cash	89
Inventories	234
Other current assets	108
Long-term debt	(89,125)
Trade accounts payable	(91)
Accrued expenses	(387)
Amount due to related parties	(56)
Subtotal	55,772

Difference between the purchase price and fair value of net assets acquired	$—

(1)	The purchase price of $55.772 million comprises the following:

(U.S. Dollars in thousands)
Cash consideration paid to KNOT	$45,423
Seller’s credit	10,349

Purchase price	$55,772

(2)	Vessel and equipment includes allocation to dry docking of $1,769.

Revenue and Profit Contributions

Since the Carmen Knutsen acquisition date, the business has contributed revenues of $8.4 million and net income of $2.5 million to the Partnership for the period from August 1, 2013 to December 31, 2013.

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2013, giving effect to the Partnership’s acquisition and financing of the Carmen Knutsen as if it had taken place on January 1, 2013. Since the Carmen Knutsen was delivered January 2, 2013, there is no pro forma amount for the year ended December 31, 2012.

(U.S. Dollars in thousands, except per unit amounts)	Year Ended December 31, 2013
Revenue	$84,037
Net income	16,695

Included in the pro forma adjustments are depreciation related to the purchase price allocation performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2013. In addition, the pro forma adjustments include finance expenses related to the increased borrowings as if the acquisition had taken place on January 1, 2013.

23) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through April 14, 2014, the date at which the audited condensed consolidated and combined carve-out financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On February 14, 2014, the Partnership paid a quarterly cash distribution of $0.435 per unit with respect to the quarter ended December 31, 2013. The aggregate amount of the paid distribution was $20.8 million. This corresponds to US $1.74 per outstanding unit on an annualized basis.

In February 2014, the Partnership entered into two interest rate swap agreements effective in February 2014, and ending in August 2018. The interest rate swap agreements have a total initial notional amount of $50.0 million. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate of 1.45%.

We have been notified that BG Group will not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel will be redelivered between June 30 and August 30, 2014 at BG Group’s option. The process of reemploying the vessel is ongoing. Pursuant to our omnibus agreement with KNOT, in the event the Windsor Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire that would have been in effect in the event BG Group had exercised its option under the existing Windsor Knutsen charter, KNOT shall pay us such rate of hire that would have been in effect for a period up to April 15, 2018, subject to certain limitations as described in our omnibus agreement.