Form 20-F/A
period 2013-12-31
KNOT Offshore Partners LP
filed 2014-05-05
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

☐  Yes            ☒  No

Explanatory Note

KNOT Offshore Partners LP is filing this Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 originally filed with the Securities and Exchange Commission on April 15, 2014 (the “2013 Form 20-F”) solely for the purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2013 Form 20-F, or reflect any events that have occurred after the 2013 Form 20-F was originally filed.

PART III

Item 19.	Exhibits

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this item.

Exhibit Number	Description
101. INS**	XBRL Instance Document

101. SCH**	XBRL Taxonomy Extension Schema

101. CAL**	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF**	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB**	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE**	XBRL Taxonomy Extension Schema Presentation Linkbase

**	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Exchange Act and otherwise are not subject to liability under such sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP

By:	/s/ ARILD VIK
Name:	Arild Vik
Title:	Chief Executive Officer and Chief Financial Officer

Date: May 5, 2014

Exhibit Index

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this item.

Exhibit Number	Description
101. INS**	XBRL Instance Document

101. SCH**	XBRL Taxonomy Extension Schema

101. CAL**	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF**	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB**	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE**	XBRL Taxonomy Extension Schema Presentation Linkbase

**	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Exchange Act and otherwise are not subject to liability under such sections.

3