Form 20-F
period 2014-12-31
KNOT Offshore Partners LP
filed 2015-03-25
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Arild Vik

2 Queens Cross

Aberdeen, Aberdeenshire

AB15 4YB, United Kingdom

E-mail: arild.vik@knotoffshorepartners.com

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

13,807,500 common units representing limited partner interests

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

Large accelerated filer  ☐                 Accelerated filer  ☒                Non-accelerated  filer  ☐

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

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	statements about market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	statements about KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which we define as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market; and

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

Forward-looking statements in this Annual Report are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Item 3. Key Information—Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. KNOT Offshore Partners cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

KNOT Offshore Partners undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners makes no prediction or statement about the performance of its common units. The various disclosures included in this Annual Report and in KNOT Offshore Partners’ other filings made with the Securities and Exchange Commission (the “SEC”) that attempt to advise interested parties of the risks and factors that may affect KNOT Offshore Partners’ business, prospects and results of operations should be carefully reviewed and considered.

PART 1

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated and combined carve-out financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references herein to “KNOT Offshore Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to KNOT Offshore Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all such entities. References to “KNOT” refer, depending on the context, to Knutsen NYK Offshore Tankers AS and to any one or more of its direct and indirect subsidiaries. References to “KNOT Management” refer to KNOT Management AS, the entity that provides us with crew, technical and commercial management services. References to “our general partner” refer to KNOT Offshore Partners GP LLC, the general partner of the Partnership. References to “KNOT UK” refer to KNOT Offshore Partners UK LLC, a wholly owned subsidiary of the Partnership. References to “TSSI” refer to TS Shipping Invest AS, and references to “NYK” refer to Nippon Yusen Kaisha, each of which holds a 50% interest in KNOT. References to “KOAS UK” refer to Knutsen OAS (UK) Ltd., a wholly owned subsidiary of TSSI. References to “KOAS” refer to Knutsen OAS Shipping AS, a wholly owned subsidiary of TSSI.

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated and combined carve-out financial and operating data, which includes, for periods prior to the closing of our initial public offering (“IPO”) on April 15, 2013, selected consolidated and combined carve-out financial and operating data of the Partnership and its subsidiaries that had interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen.

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

In August 2013, June 2014 and December 2014, we acquired KNOT’s 100% interest in the companies that own and operate the shuttle tankers, the Carmen Knutsen, the Hilda Knutsen and Torill Knutsen and the Dan Cisne, respectively, each of which we accounted for as an acquisition of a business. Accordingly, the results of these acquisitions are included in our results from the dates of their respective acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen and Dan Cisne prior to their respective acquisition.

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

	Year Ended December 31,
	2014	2013	2012	2011
	(U.S. Dollars in thousands, except per unit amounts and fleet data)
Statement of Operations Data:
Total revenues	$112,841	$73,401	$65,653	$43,909

Voyage expenses (1)	—	—	—	2,653
Net voyage revenues	112,841	73,401	65,653	41,256
Vessel operating expenses(2)	23,879	14,288	13,000	10,795
Depreciation	34,322	23,768	21,181	16,229
General and administrative expenses	4,323	5,361	4,834	927

Operating income	50,317	29,984	26,638	13,305
Interest income	13	30	19	34
Interest expense	(15,271)	(10,773)	(13,471)	(9,650)
Other finance expense	(1,271)	(2,048)	(3,378)	(2,741)
Realized and unrealized gain (loss) on derivative instruments	(6,407)	505	(6,031)	(15,489)
Net gain (loss) on foreign currency transactions	26	193	(1,771)	(3,037)
Income (loss) before income taxes	27,407	17,891	2,006	(17,578)
Income tax benefit (expense)	(15)	(2,827)	(1,261)	1,240
Net income (loss)	$27,392	$15,064	$745	$(16,338)

Earnings Per Unit (Basic and Diluted):
Common units	$1.369	$1.063	$—	$—
Subordinated units	1.343	1.065	—	—
General partner units	1.329	1.063	—	—
Cash dividends declared and paid per unit	1.795	0.752	—	—

Balance Sheet Data (at end of period):
Cash and cash equivalents	$30,746	$28,836	$1,287	$3,189
Vessels and equipment, net	1,021,857	617,785	496,768	517,897
Total assets	1,070,748	660,173	511,811	534,603
Long-term debt (including current portion and seller’s credits)	613,221	349,977	347,850	375,933
Owners’ equity	—	—	97,194	67,370
Partners’ capital	419,365	281,927	—	—

Cash Flows Data:
Net cash provided by operating activities	$59,339	$44,160	$19,307	$11,473
Net cash used in investing activities	(121,946)	(55,468)	(52)	(138,104)
Net cash provided by (used in) financing activities	64,768	38,890	(21,156)	126,445

Fleet Data:
Number of shuttle tankers in operation at end of period	8	5	4	4
Average age of shuttle tankers in operation at end of period (years)	3.3	3.1	2.7	1.7
Total calendar days for fleet	2,209	1,613	1,464	988.7
Total operating days for fleet(3)	2,196	1,606	1,377	973.6

Other Financial Data:
EBITDA(4)	$76,987	$52,402	$36,639	$8,267
Adjusted EBITDA(4)	84,639	53,752	47,819	29,534

(1)	Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn hire rates.
(4)	Please read “Non-U.S. GAAP Financial Measures” below.

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

EBITDA and adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). EBITDA and adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, EBITDA and adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA and adjusted EBITDA to net cash provided by operating activities and net income, the most directly comparable financial measures presented in accordance with U.S. GAAP, for the periods presented.

	Year Ended December 31,
	2014	2013	2012	2011
	(dollars in thousands)
Reconciliation to net cash provided by operating activities:
Net cash provided by operating activities	$59,339	$44,160	$19,307	$11,473
Interest income	(13)	(30)	(19)	(34)
Interest expense	15,271	10,773	13,471	9,650
Amortization of contract intangibles / liabilities	1,518	1,518	1,518	868
Amortization of deferred revenue	1,170	427	427	285
Amortization of deferred debt issuance cost	(3,021)	(1,741)	(982)	(658)
Income taxes paid	731	—	—	—
Unrealized gain (loss) on derivative instruments	(3,910)	1,770	(549)	(8,923)
Unrealized gain (loss) on foreign currency transactions	136	(32)	(579)	(3,056)
Other items	16	—	(1)	(2,962)
Change in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	—	(99)	6	93
Decrease (increase) in receivables from owners and affiliates	—	—	—	(386)
Decrease (increase) in amounts due from related parties	49	77	—	—
Decrease (increase) in inventories	(58)	(197)	71	(218)
Decrease (increase) in other current assets	172	(2,555)	1,609	211
Increase (decrease) in trade accounts payable	(337)	(662)	334	7,874
Increase (decrease) in accrued expenses	2,092	(771)	342	(324)
Increase (decrease) in prepaid revenue	(793)	(101)	1,684	(5,626)
Increase (decrease) in amounts due to related parties	4,625	(109)	—	—
Increase (decrease) in other liabilities	—	(26)	—	—

EBITDA	$76,987	$52,402	$36,639	$8,267
Other financial items(a)	7,652	1,350	11,180	21,267

Adjusted EBITDA	$84,639	$53,752	$47,819	$29,534

	Year Ended December 31,
	2014	2013	2012	2011
	(dollars in thousands)
Reconciliation to net income (loss):
Net income (loss)	$27,392	$15,064	$745	$(16,338)
Interest income	(13)	(30)	(19)	(34)
Interest expense	15,271	10,773	13,471	9,650
Depreciation	34,322	23,768	21,181	16,229
Income tax (benefit) expense	15	2,827	1,261	(1,240)

EBITDA	$76,987	$52,402	$36,639	$8,267
Other financial items(a)	7,652	1,350	11,180	21,267

Adjusted EBITDA	$84,639	$53,752	$47,819	$29,534

(a)	Other financial items consist of other finance expense, realized and unrealized (gain) loss on derivative instruments, and net (gain) loss on foreign currency transactions.

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

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.375 per unit on our common units and subordinated units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the price and level of production of, and demand for, crude oil;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;

•	the supply of shuttle tankers;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

•	In addition, the actual amount of cash we have available for distribution depends on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur if we exercise our options to purchase the Ingrid Knutsen or the Raquel Knutsen or acquire additional vessels from KNOT;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors.

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

As of December 31, 2014, we had consolidated debt of approximately $613.2 million. We have the ability to incur additional debt. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

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

In addition, our financing agreements require us to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, maintaining positive working capital, ensuring that EBITDA exceeds interest payable, maintaining a minimum collateral value, and maintaining a minimum book equity ratio. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in our financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

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

Acquisitions that expand our fleet are an important component of our strategy. For example, we have an option to purchase the Ingrid Knutsen and the Raquel Knutsen from KNOT if we are able to reach an agreement with KNOT regarding its purchase price. Pursuant to the omnibus agreement we entered into with KNOT in connection with our IPO (the “Omnibus Agreement”), we have the right to purchase each of the Ingrid Knutsen and the Raquel Knutsen at any time within 24 months after KNOT notifies our board of directors of their respective acceptances by their charterers. We are not obligated to purchase either of these vessels at the applicable determined price, and, accordingly, we may not complete the purchase of either of such vessels. Furthermore, even if we are able to agree on a price with KNOT, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us.

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

Our fleet consists of eight shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

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

We currently derive all of our time charter and bareboat revenues from five customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We currently derive all of our time charter and bareboat revenues from five customers. For the year ended December 31, 2014, Petrobras Transporte S.A. (“Transpetro”), Eni Trading and Shipping S.p.A. (“ENI”), Statoil ASA (“Statoil”), Repsol Sinopec Brasil B.V. (“Repsol”), BG Group Plc (“BG Group”) and KNOT accounted for approximately 23%, 21%, 20%, 18%, 11%, and 7%, respectively, of our revenues.

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

Due to the recent decline in oil prices, the equity value of many of our customers has substantially declined in the final quarter of 2014 and the first quarter of 2015. The combination of a reduction of cash flow resulting from the declining oil prices, a reduction in borrowing bases under any credit facilities and the limited or lack of availability of debt or equity financing could potentially reduce the ability of our customers to make charter payments to us. Any further decline in the price of oil, or sustained current prices, could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

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

Our growth strategy focuses on expansion in the shuttle tanker sector. Accordingly, our growth depends on continued growth in the demand for offshore oil transportation services. Factors beyond our control that affect the offshore oil transportation industry may have a significant impact on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In the past, the market for offshore oil transportation services and the prices charged for shipping the products that shuttle tankers carry have been cyclical. Fluctuations in the hire rate we can charge our customers result from changes in the supply of carrying capacity and demand for the crude oil carried. In particular, continued reduced demand for crude oil and offshore oil transportation services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. The factors affecting supply and demand for shuttle tankers and supply and demand for crude oil transported by shuttle tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence the demand for shuttle tanker capacity include:

•	changes in the actual or projected price of oil, which could impact the exploration for or development of new offshore oil fields or the production of oil at certain fields we service;

•	delayed production start on offshore fields under development;

•	levels of demand for and production of oil, which, among other things, is affected by competition from alternative sources of energy, other factors making consumption of oil more or less attractive or energy conservation measures;

•	changes in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	changes in laws and regulations affecting the shuttle tanker industry;

•	global and regional economic and political conditions, particularly in oil-consuming regions, as well as environmental concerns and regulations, which could impact the supply of oil and gas as well as the demand for various types of vessels; and

•	changes in trading patterns, including changes in the distances that cargoes are transported.

•	The factors that influence the supply of shuttle tanker capacity include:

•	the number of deliveries of new vessels under construction or on order;

•	the scrapping rate of older vessels;

•	oil and gas company policy with respect to technical vessel requirements; and

•	the number of vessels that are off-hire.

Reduced demand for shuttle tanker services or an increase in the supply of shuttle tanker capacity would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

The current state of the global financial markets and current economic conditions could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers’ willingness and ability to fund operating and capital expenditures to provide crude oil shuttle tankers for new or expanding offshore projects. Existing and future adverse economic conditions, including current low oil prices may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Equity and debt capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing sovereign debt crisis in Greece and other European Union member countries, the renewed crisis in the Middle East and civil unrest in Ukraine and elsewhere, have led to increased volatility in global credit and equity markets, particularly those in Europe. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and have a negative impact on our customers. These potential developments, or market perceptions concerning these and related issues, could affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

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

One of our principal objectives is to enter into additional long-term, fixed-rate charters. The process of obtaining new long-term charters is highly competitive, most often involves an intensive screening process and competitive bids and often extends for several months. Shuttle tanker charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	industry relationships and reputation for customer service and safety;

•	experience and quality of ship operations;

•	quality, experience and technical capability of the crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, among other things such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

•	Our ability to win new charters depends upon a number of factors, including our ability to:

•	leverage our relationship with KNOT and its reputation and relationships in the shipping industry;

•	successfully manage our liquidity and obtain the necessary financing to fund our growth;

•	attract, hire, train and retain qualified personnel and ship management companies to manage and operate our fleet;

•	identify and consummate desirable acquisitions, joint ventures or strategic alliances; and

•	identify and capitalize on opportunities in new markets.

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

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each vessel every 60 months until the vessel is 15 years old, after which drydocking takes place every 30 months. The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution. The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. Although we do not anticipate that more than one of the vessels in our current fleet will be out of service at any given time, we may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution to unitholders could be adversely affected.

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

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea (“SOLAS”). All our vessels are certified by DNV GL Group AS (“DNV GL”).

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

Because our operations are conducted in various countries, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We may derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and/or a termination of the charter and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

The Bodil Knutsen, the Hilda Knutsen and Torill Knutsen currently operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills or mechanical failures.

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

The operation of shuttle tankers is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance is maintained through mutual protection and indemnity associations (“P&I clubs”), and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves

We may be unable to procure adequate insurance at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance, and any uninsured or underinsured loss could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

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

Although our vessels also are able to operate as conventional oil tankers, we are focused on dynamic positioning shuttle tankers. Due to our lack of diversification, any adverse development in the shuttle tanker market and/or the conventional oil tanker market could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common units could be adversely affected.

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012 the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures.

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations or European Union countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract termination and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the Bribery Act 2010 of the Parliament of the United Kingdom and the anti-corruption provisions of the Norwegian Criminal Code of 1902. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of our senior management.

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

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and generally serve for four-year terms. Our general partner in its sole discretion appoints the remaining three directors and sets the terms for which those directors serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class.

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

KNOT and its affiliates own a 39.5% interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to the detriment of our unitholders.

As of March 25, 2015, KNOT owned a 37.5% limited partner interest in us and owned and controlled our general partner, which has a 2.0% general partner interest in us. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

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

Although a majority of our directors have been elected by common unitholders, our general partner has substantial influence on decisions made by our board of directors. Please read “Item 7. Major Unitholders and Related Party Transactions.”

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

•	Our unitholders are unable to remove our general partner without its consent, because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. As of December 31, 2014, KNOT owned none of the outstanding common units and all of the subordinated units.

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

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of December 31, 2014, KNOT owned none of the common units, all of the subordinated units and all of the incentive distribution rights. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

In connection with resetting these target distribution levels, KNOT will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. We anticipate that KNOT would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that KNOT could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to KNOT in connection with resetting the target distribution levels related to KNOT’s incentive distribution rights. Please read “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Our Cash Distribution Policy—Incentive Distribution Rights.”

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

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. Please read “Item 8. Financial Information—Consolidated Statements and Other Financial Information— Our Cash Distribution Policy—Subordination Period.”

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

As of March 25, 2015, KNOT, which owns and controls our general partner, owned none of our common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, KNOT will own 38.3% of our common units.

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

In addition, under the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25% of our gross income for each taxable year was or will be non-passive income, and more than 50% of the average value of our assets for each such year was or will be held for the production of non-passive income. This belief is based on certain valuations and projections regarding our income and assets, and its validity is based on the accuracy of such valuations and projections. While we believe these valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

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

A. History and Development of the Partnership

General

KNOT Offshore Partners LP is a publicly traded limited partnership formed on February 21, 2013 to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. On April 18, 2013, we completed our IPO of 8,567,500 common units. In connection with our IPO, through KNOT UK, a 100% owned limited liability company formed under the laws of the Marshall Islands, the Partnership acquired a 100% ownership interest in KNOT Shuttle Tankers AS, which as of February 27, 2013 directly or indirectly owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% of the Windsor Knutsen and 100% of the Bodil Knutsen, respectively.

On August 1, 2013, the Partnership acquired Knutsen Shuttle Tankers 13 AS, the company that owns and operates the shuttle tanker, the Carmen Knutsen, from KNOT.

On June 30, 2014, the Partnership acquired Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS, the companies that own the Hilda Knutsen and the Torill Knutsen, respectively, from KNOT.

On December 15, 2014, the Partnership acquired KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker, the Dan Cisne, from KNOT.

For more information regarding recent acquisitions, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2014—Acquisitions”

As of March 25, 2015, we had a fleet of eight shuttle tankers.

We were formed under the law of the Marshall Islands and maintain our principal place of business at 2 Queen’s Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our agent for service of process in the United States is Watson, Farley & Williams LLP, and its address is 1133 Avenue of the Americas, New York, New York 10036.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures is currently $24.7 million per year, including $21.5 million for replacing our current vessels at the end of their useful lives.

B. Business Overview

General

We were formed to own and operate shuttle tankers under long-term charters. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. All of the vessels in our current fleet are chartered to Statoil, Transpetro, Repsol and ENI under long-term charters, except for the Windsor Knutsen. In April 2014, the Partnership was notified that BG Group would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. In July 2014, the vessel was re-delivered. In June 2014, we entered into a new two-year time charter contract with a subsidiary of the BG Group for the Windsor Knutsen that will commence in the fourth quarter of 2015 and has three one-year extension options. In July 2014, we entered into a time charter with KNOT for the Windsor Knutsen at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter will be effective until the new BG Group time charter commences in the fourth quarter of 2015. Our charters have an average remaining term of 5.3 years as of December 31, 2014 (including guaranteed option periods). Since our IPO, we have increased our quarterly distribution from $0.375 per unit to $0.49 per unit for the quarter ended December 31, 2014.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of March 25, 2015, KNOT owned our 2.0% general partner interest, all of our incentive distribution rights and a 37.5% limited partner interest in us. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue strategic and accretive acquisitions of shuttle tankers on long-term, fixed-rate charters. We seek to leverage our relationship with KNOT to make strategic and accretive acquisitions. Under the Omnibus Agreement, we have the option to purchase the Ingrid Knutsen and the Raquel Knutsen, on time charter to ExxonMobil and Repsol Sinopec respectively, from KNOT within 24 months of their delivery to charterers. Additionally, during the term of the Omnibus Agreement, we have the right to purchase from KNOT any newbuild under a long-term charter of five years or more or any existing shuttle tanker in the KNOT fleet that enters into a long-term charter of five years or more.

•	Expand global operations in high-growth regions. We seek to expand in proven areas of offshore exploration and production, such as the North Sea and Brazil, and in new markets as they develop. We believe that KNOT’s leading market position, operational expertise and strong customer relationships will enable us to have early access to new projects worldwide.

•	Manage our fleet and deepen our customer relationships to continue to provide a stable base of cash flows. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. KNOT charters its current fleet to a number of the world’s leading energy companies. We believe the close relationships that KNOT has with these companies will provide attractive opportunities for us. We continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations.

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

Our Fleet

The following table provides information about the eight shuttle tankers in our fleet:

Shuttle Tanker	Capacity (dwt)	Built	Current Operating Region	Charter
				Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	North Sea	Time Charter	Statoil	2016(1)(2)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	KNOT/BG	2015 /2017(2)(3)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2018(1)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	ENI	2018(4)
Torill Knutsen	123,000	2013	North Sea	Time Charter	ENI	2018(4)
Dan Cisne	59,000	2011	Brazil	Bareboat charter	Transpetro	2023

(1)	Customer has the option to extend the charter for up to three one-year periods.
(2)	Pursuant to the Omnibus Agreement, KNOT agreed in certain circumstances to guarantee the payments of the hire rate under the existing charters for a period of five years from the closing date of our IPO. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.”
(3)	In April 2014, the Partnership was notified that BG Group would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. In July 2014, the vessel was re-delivered. In June 2014, the Partnership entered into a new two-year time charter contract with BG Group for the Windsor Knutsen that will commence in the fourth quarter of 2015 and has three one-year extension options. Prior to the commencement of its time charter with BG Group, the Windsor Knutsen is being employed under a time-charter with KNOT.
(4)	Customer has the option to extend for up to five one-year periods.

The following table provides information about the additional vessels that we currently have the right to purchase from KNOT pursuant to the Omnibus Agreement:

Shuttle Tanker	Capacity (dwt)	Delivered	Charter
			Type	Charterer	Term
Ingrid Knutsen	112,000	December 2013	Time Charter	Exxon	2023(1)
Raquel Knutsen	152,000	March 2015	Time Charter	Repsol	2025(1)

(1)	Customer has the option to extend the charter for up to one three-year period and one two-year period.

We believe these vessels will be well suited for our business strategy and expect to purchase each of these vessels from KNOT within 24 months after KNOT’s notification to our board of directors of such vessel’s acceptance by its charterer, subject to reaching an agreement with KNOT regarding such vessel’s purchase price in accordance with the provisions of the Omnibus Agreement. There are no assurances that we will purchase either of these vessels.

In addition, in August 2014, KNOT purchased the Dan Sabia, a shuttle tanker which is on a bareboat charter to Transpetro ending in the third quarter of 2023. The Dan Sabia may be offered to the Partnership in the future pursuant to the terms of the Omnibus Agreement. In September 2014, KNOT entered into new long-term charters with a subsidiary of BG Group to provide shuttle tanker services in Brazil beginning in late 2016. The charters with BG Group will be serviced by two Suezmax-size DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries. The Partnership will have the option to acquire those vessels at fair market value from KNOT following BG Group’s acceptance of the vessels pursuant to the terms of the Omnibus Agreement. In January 2015, KNOT announced an agreement for a long-term time charter with an international oil company of a new DP2 Suezmax shuttle tanker to be delivered in the first quarter of 2017. The vessel has been ordered at Cosco Zhoushan shipyard in China and will be a sister vessel of the Raquel Knutsen. It is expected this shuttle tanker will operate in Brazil where it will transport crude oil from offshore oil fields to terminals onshore. Pursuant to the Omnibus Agreement, the Partnership will have the option to acquire this vessel following acceptance by the charterer of the vessel. There can be no assurance that we will purchase any of these vessels.

Customers

For the year ended December 31, 2014, Transpetro, ENI, Statoil, Repsol, BG Group and KNOT accounted for approximately 23%, 21%, 20%, 18%, 11% and 7%, respectively, of our revenues.

Charters

We generate revenues by charging customers for the loading, transportation and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

Five of our shuttle tankers are chartered under time charters and three of our shuttle tankers are chartered under bareboat charters.

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

Hire Rate

Hire rate refers to the basic payment from the customer for the use of the vessel. Under our time charters, hire rate is payable monthly in advance, in U.S. Dollars. The hire rate payable under our time charters is either a fixed amount for the firm period of the time charter with escalations to be made in case of option periods or increases annually based on a fixed percentage increase or fixed schedule, in order to enable us to offset expected increases in operating costs. Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

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

Ship Management and Maintenance

Under our time charters, the shipowner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. KNOT Management provides these services to our subsidiaries for all our vessels. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.” Under our bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, Transpetro has elected to subcontract the technical operation and management of the Fortaleza Knutsen, the Recife Knutsen and the Dan Cisne to an affiliate of KNOT.

Termination

Each of our time charters and bareboat charters terminates automatically if the applicable vessel is lost or missing. In addition, under certain circumstances, the customer may have an option to terminate the time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time the shipowner is in default under the time charter. Under the bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. In addition, the shipowner is generally entitled to suspend performance (but with the continuing accrual to its benefit of hire rate payments and default interest) and terminate the charter if the customer defaults in its payment obligations. Under the time charters and bareboat charters, either party may also terminate the charter in the event of war in specified countries. However, under the bareboat charters, in the event of war, hire shall continue to be paid in accordance with the charter until redelivery. In addition, under the bareboat charters, the shipowner has the right to terminate the charter if the customer (1) does not take immediate steps to have the necessary repairs done within a reasonable time or (2) does not arrange and keep certain insurance.

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

According to Fearnley Consultants AS, as of December 31, 2014, there were approximately 88 vessels in the world shuttle tanker fleet (including 13 newbuilds on order). Teekay Offshore Partners L.P. is the largest owner in the shuttle tanker market with about 33 shuttle tankers, including newbuilds on order. KNOT is the second largest owner of shuttle tankers with 29 shuttle tankers, including two newbuilds on order (excluding our vessels). Petrobras, through its subsidiary Transpetro and on its own accord, is the third largest owner of shuttle tankers, with three shuttle tankers and seven newbuilds on order to be built in Brazil. Petrobras controls, however, a total of 28 existing shuttle tankers through long-term bareboat and time charters. There are other shuttle tanker owners in the industry, but the majority of such owners have a limited fleet size and have chartered vessels out for the long term.

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

A vessel’s underwater parts are required to be inspected every 24 to 36 months by the classification society. Drydocking of vessels is done, at the minimum, every 60 months. If any defects are found, the classification surveyor will issue a condition of class that must be rectified by the shipowner.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All of our vessels have been awarded International Safety Management certification and are certified as being “in class” by DNV GL, the Norwegian classification society. All new and secondhand vessels that we purchase must be certified prior to their delivery under the standard purchase contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we will have no obligation to take delivery of the vessel.

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

KNOT, through certain of its subsidiaries, assists us and our operating subsidiaries in managing our ship operations. DNV GL, a Norwegian classification society, has approved KNOT’s safety management system as complying with the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”), International Standards Organization

(“ISO”) 9001 for Quality Assurance and ISO 14001 for Environment Management Systems, and this system has been implemented on all our ships. As part of KNOT’s ISM Code compliance, all the vessels’ safety management certificates are being maintained through ongoing internal audits performed by KNOT’s certified internal auditors and intermediate external audits performed by DNV GL once a year. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

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

The IMO has adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, recent amendments to Annex VI require the imposition of progressively stricter limitations on sulfur emissions from ships. These limitations require that fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 1% sulfur. The North American ECA came into force on August 1, 2012. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. In addition, the United States Caribbean ECA took effect in January 2014. The U.S. Caribbean ECA includes areas subject to the exclusive sovereignty of the United States off the coasts of the Commonwealth of Puerto Rico and the U.S. Virgin Islands. Consequently, the sulfur limit in marine fuel is capped at 1%, which is the capped amount for all other ECA areas since July 1, 2010. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

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

From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on our vessels once the convention has been ratified. Although the cost to comply with IMO ballast water treatment regulations for our eight vessels is difficult to estimate due to uncertainty regarding the final regulations, it is anticipated to be approximately $4 million.

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

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (“VOC”) equipment, on most shuttle tankers serving the Norwegian continental shelf. The license holders of the oil field are responsible for the costs to ensure that shuttle tankers operating in the field are using appropriate VOC equipment. In recent contracts, the charterers have requested owners to install such equipment against an increase in the hire rate. We have installed the VOC equipment required to operate on the Norwegian continental shelf in each of the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen, the Windsor Knutsen, the Hilda Knutsen and the Torill Knutsen.

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

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway, and we expect them to elect to be subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their available cargo space rather than income generated from operating the vessels (i.e., operating income), which is tax free. Based upon the cargo space of our current vessels and the applicable rate of taxation, we expect our Norwegian subsidiaries to be liable for approximately $137,000 of Norwegian tonnage tax each year. In addition, under the tonnage tax regime, other income such as net financial income and expense (i.e. income not generated from operating the vessels) is subject to the regular corporate income tax rate of 27%.

United Kingdom

Although we are managed and controlled in the United Kingdom, we have obtained confirmation from HM Revenue & Customs that we are treated as a transparent partnership for United Kingdom tax purposes. Accordingly, we are not subject to UK tax in our own name, but rather any partners subject to UK tax will be taxed on their share of our profits.

Our general partner and KNOT UK expect to be a resident of the United Kingdom for taxation purposes subject to tax on ordinary income. Nonetheless, these companies are primarily expected to earn dividend income from our controlled affiliates, which should generally be exempt from United Kingdom taxation under applicable exemptions for distributions from subsidiaries.

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2014, KNOT employed (directly and through ship managers) approximately 210 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended technical management agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

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

C. Organizational Structure

We are a publicly traded limited partnership formed on February 21, 2013.

The diagram below depicts our simplified organizational and ownership structure.

(1)	Each of our vessels are owned by certain vessel-owning subsidiaries.

We listed our common units on the New York Stock Exchange (“NYSE”) in April 2013 under the ticker symbol “KNOP.”

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

The following should be read in conjunction with “Item 3. Key Information—Selected Financial Data,” “Item 4. Information on the Partnership” and the consolidated and combined carve-out financial statements and accompanying notes included in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

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

In August 2013, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Carmen Knutsen.

In June 2014, we acquired KNOT’s 100% interest in the companies that own and operate the shuttle tankers, the Hilda Knutsen and the Torill Knutsen.

In December 2014, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Dan Cisne.

Overview

We were formed in February 2013 as a limited partnership under the laws of the Republic of the Marshall Islands to own and operate shuttle tankers under long-term charters. Our initial fleet of shuttle tankers was contributed to us by KNOT, a leading independent owner and operator of shuttle tankers. Our fleet consists of eight shuttle tankers. Under the Omnibus Agreement that we entered into with KNOT in connection with our IPO, we have the option to purchase the Ingrid Knutsen and the Raquel Knutsen from KNOT within 24 months of their delivery to their charterers, Exxon Mobil and Repsol Sinopec, respectively. Pursuant to the Omnibus Agreement, we also have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years.

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. As of March 25, 2015, KNOT owned a 37.5% limited partner interest in us and, through its ownership of our general partner, a 2% general partner interest in us, as well as our incentive distribution rights.

Significant Developments in 2014

Equity offerings

On June 27, 2014, we sold 4,600,000 common units, representing limited partner interests, in an underwritten public offering and granted the underwriters a 30-day option to purchase an additional 690,000 common units (the “June 2014 Offering”). The underwriters exercised their option to purchase an aggregate of 640,000 additional common units in July 2014. In connection with the June 2014 Offering and the partial exercises of the underwriters’ option to purchase additional units, our general partner contributed a total of $3.0 million in order to maintain its 2% ownership of the Partnership. We used the net proceeds from the offerings and related capital contribution by our general partner to fund the cash portion of the purchase prices of the companies that own and operate the Hilda Knutsen and the Torill Knutsen and for general partnership purposes.

Acquisitions

On June 30, 2014, we completed the acquisition of the ownership interests in the companies that own and operate the shuttle tankers the Hilda Knutsen and the Torill Knutsen from KNOT for consideration of $335 million, net of $221.8 million of outstanding indebtedness related to the vessels. The cash portion of the purchase prices was financed with proceeds from the Partnership’s public offering of 4,600,000 common units which closed on June 27, 2014. The purchase prices were subsequently adjusted by a working capital adjustment of $1.0 million. Each of the Hilda Knutsen and the Torill Knutsen is operating in the North Sea under time charters with Eni. The charters commenced upon delivery of the Hilda Knutsen and the Torill Knutsen in August 2013 and November 2013, respectively, and each will terminate five years after delivery. Eni has options to extend each of the charters for up to five one-year periods. In the case of the Torill Knutsen, Eni has the option, at any time before May 31, 2016, to extend the charter term to ten years in exchange for a reduction in the hire rate.

On December 15, 2014, we completed the acquisition of the ownership interests in the company that owns and operates the shuttle tanker the Dan Cisne from KNOT for a consideration of $103.0 million less approximately $82.2 million of outstanding indebtedness related to the vessel less other purchase price adjustments of $2.6 million. $0.4 million of the purchase adjustments was allocated to the vessel. For more information, please read Note 22—Business Acquisitions in the consolidated and combined carve-out financial statements included in this Annual Report. The purchase price was settled by way of a cash payment and seller financing provided by KNOT in form of a loan of $12.0 million. The Dan Cisne is operating in Brazil under a bareboat charter with Transpetro. The charter commenced upon delivery of the Dan Cisne in September 2011 and will terminate in 2023.

Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. These services are provided under the following basic types of contractual relationships:

•	Time charters, whereby the vessels that we operate and are responsible for the crewing of are chartered to customers for a fixed period of time at hire rates that are either fixed for the firm period of the time-charterparty with escalations to be made in case of option periods or it increases annually based on a fixed percentage increase or fixed schedule in order to enable us to offset expected increases in operating costs. Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the customer is responsible for any voyage expenses incurred; and

•	Bareboat charters, whereby customers charter our vessels for a fixed period of time at hire rates that are generally fixed, but the customers are responsible for the vessel operation and bear the operating and voyage expenses, including crewing and other operational services.

The table below compares the primary features of a time charter and a bareboat charter:

	Time Charter	Bareboat Charter
Typical charter length	One year or more	One year or more
Hire rate basis(1)	Daily	Daily
Voyage expenses(2)	Customer pays	Customer pays
Vessel operating expenses(2)	Owner pays	Customer pays
Off-hire(3)	Varies	Customer typically pays

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(3)	“Off-hire” refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during off-hire. Our bareboat charters do not contain such provisions.

Employment of Our Fleet

The following table describes the operations of the vessels in our fleet.

Vessel	Description of Historical Operations
Fortaleza Knutsen	Delivered in March 2011. Has operated under a long-term bareboat charter with Transpetro since delivery. Included in the Partnership’s initial fleet.

Recife Knutsen	Delivered in August 2011. Has operated under a long-term bareboat charter with Transpetro since delivery. Included in the Partnership’s initial fleet.

Bodil Knutsen	Delivered in February 2011. Completed an interim spot voyage and testing prior to commencing operations under a long-term time charter with Statoil in May 2011. Included in the Partnership’s initial fleet.

Vessel	Description of Historical Operations
Windsor Knutsen	Delivered in May 2007. Operated as a conventional oil tanker under short-term time charters and in the spot market from its delivery until commencement of retrofitting in November 2010. Operated under a long-term time charter with BG Group from April 2011 following completion of its retrofitting as a shuttle tanker until July 2014. Since July 2014 has operated under a charter with KNOT.

Carmen Knutsen	Delivered in January 2013. Has operated under a long-term time charter with Repsol since delivery. Acquired by the Partnership in August 2013.

Hilda Knutsen	Delivered in August 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.

Torill Knutsen	Delivered in November 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.

Dan Cisne	Delivered in September 2011. Has operated under a long-term bareboat charter with Transpetro, which commenced on delivery. Acquired by the Partnership in December 2014.

Market Overview and Trends

As of March 25, 2015, the shuttle tanker market consisted of 88 vessels and was characterized by long-term charters with offshore oil producers. Most shuttle tankers are in the North Sea and offshore Brazil. Demand for shuttle tankers is based on offshore oilfield development and up to mid-2014, higher oil prices and a positive long-term offshore oil outlook led to increased activity. However, for the past 12 to 18 months, oil companies have experienced delays in oil production start-up both in the North Sea and Brazil. This has led to a temporary overcapacity, however we have noted that the delaying effect is reducing and as there is no speculative ordering, the market is coming close to being balanced. While this has led to reduced activity for vessels without fixed charters, we believe vessels on fixed charters have not been affected. Due to the age structure of the fleet, the lack of speculative contracting and the relatively high number of projects under development, we believe the medium to long-term outlook continues to be positive and tendering activity for new projects is expected in 2015. For 2014 and to date 2015, four new shuttle tanker contracts were awarded to Brazilian operations and the Windsor Knutsen was rechartered by BG Group. There were no new shuttle tanker contracts awarded for the North Sea operations during 2014 or to date in 2015.

Oil prices declined significantly in the latter part of 2014 due to a range of factors, notably the increase in US shale oil production. Due to the fact that there are a number of existing offshore projects already under development where shuttle tankers are required, the decline in oil prices is not expected to materially affect the shuttle tanker market for the next two to three years. However, longer term oil prices will determine the impact on the growth of offshore oil production activity when existing projects and projects under development are completed.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to our acquisitions of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen and the Dan Cisne.

•	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”

•	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 10—Derivative Instruments in the consolidated and combined carve-out financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.

•	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars. Approximately 43%, 34% and 27% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 47%, 56% and 57% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”), for the years ended December 31, 2014, 2013 and 2012, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.

•	Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our historical results of operations for periods prior to our IPO have been determined by allocating certain of KNOT’s administrative costs, after deducting costs directly charged to KNOT’s subsidiaries for services provided by the administrative staff and shareholder costs, to us principally based on the size of our fleet in relation to the size of KNOT’s fleet. In connection with the closing of our IPO, we entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides us with certain administrative services. KNOT UK is permitted to subcontract certain of the administrative services provided under this agreement to KOAS UK and KOAS. We reimburse KNOT UK, and KNOT UK reimburses KOAS UK and KOAS, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services subcontracted to KOAS UK and KOAS under the administrative services agreement. In addition, KNOT UK pays to KOAS UK and KOAS, as applicable, a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred in connection with providing services. Part of the services intended to be provided by KOAS have been provided by KNOT Management on the same terms as agreed for KOAS.

•	We incur additional general and administrative expense as a publicly traded partnership. Since our IPO in April 2013, we have incurred additional general and administrative expenses as a consequence of being a publicly traded partnership, included costs associated with annual report to unitholders, SEC filings, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director compensation.

•	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries are subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate has been reduced from 28% in 2013 to 27% for 2014.

•	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject only to Norwegian tonnage tax rather than a combination of ordinary taxation and tonnage taxation as reflected in the consolidated and combined carve-out financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, the tonnage tax is based on the tonnage of the vessel, and operating income is tax free. Tonnage tax is calculated based on the vessel’s net tonnage (in thousands), according to its certificate, multiplied by the days in operation and the applicable dayrate. The net financial income and expense remains taxable as ordinary income tax at the regular corporate income tax rate of 27% for Norwegian subsidiaries subject to the tonnage tax regime.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

•	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;

•	whether our customers , exercise their options to extend their time charters;

•	the number and availability of our vessels, including our ability to exercise the options to purchase the Ingrid Knutsen and the Raquel Knutsen;

•	the level of demand for shuttle tanker services;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;

•	interest rate changes;

•	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense; and

•	the level of any distribution on our common units.

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

Depreciation. Depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life of 25 years for the hull and equipment, less an estimated residual value. Drydocking cost is depreciated on a straight-line basis over the period until the next planned drydocking takes place. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and depreciated on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining balance of the original drydocking cost in the month of the subsequent drydocking.

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

Customers

In the years ended December 31, 2014, 2013 and 2012, revenues from the following customers accounted for over 10% of our combined revenues:

		Year Ended December 31,
Customer	Vessels	2014		2013		2012
		(U.S. Dollars in thousands)
Transpetro	Fortaleza Knutsen Recife Knutsen Dan Cisne	$25,666	23%	$22,860	31%	$24,980	38%
ENI	Hilda Knutsen Torill Knutsen	$23,512	21%	$—	—	$—	—
Statoil	Bodil Knutsen	$22,263	20%	$21,563	29%	$22,193	34%
Repsol	Carmen Knutsen	$20,338	18%	$8,417	12%	$—	—
BG Group	Windsor Knutsen	$12,124	11%	$20,311	28%	$14,905	23%

A. Operating Results

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013	Change	% Change
Time charter and bareboat revenues	$112,784	$73,151	$39,633	54%
Other income	57	—	57	N/A
Loss of hire insurance recoveries	—	250	(250)	N/A
Vessel operating expenses	23,879	14,288	9,591	67%
Depreciation	34,322	23,768	10,554	44%
General and administrative expenses	4,323	5,361	(1,038)	(19)%
Interest income	13	30	(17)	(57)%
Interest expense	(15,271)	(10,773)	(4,498)	42%
Other finance expense	(1,271)	(2,048)	777	(38)%
Realized and unrealized gain (loss) on derivative instruments	(6,407)	505	(6,912)	(1369)%
Net gain on foreign currency transactions	26	193	(167)	(87)%
Income tax expense	(15)	(2,827)	2,812	(99)%
Net income	27,392	15,064	12,328	82%

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2014 were $112.8 million, an increase of $39.6 million, compared to $73.2 million for the year ended December 31, 2013. This increase was principally due to increased time charter earnings of $23.5 million resulting from the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014 and $11.9 million related to the Carmen Knutsen being included in our results of operations from August 1, 2013. During 2013, there was a one-time cost related to termination of a commercial management contract with KNOT Management resulting in a reduction in revenues of $3.5 million in 2013. This one-time cost was compensated by KNOT by a corresponding increase in the equity of the Partnership at the closing of the IPO.

Other Income. Other income for the year ended December 31, 2014 was $57,000 compared to $nil for the same period in 2013.

Loss of Hire Insurance Recoveries. There was no loss of hire insurance recoveries for the year ended December 31, 2014. The $0.3 million loss of hire insurance recovery during the year ended December 31, 2013 was a final insurance settlement related to a propeller damage of the Windsor Knutsen.

Vessel Operating Expenses. Vessel operating expenses for the year ended December 31, 2014 were $23.9 million, an increase of $9.6 million from $14.3 million in the year ended December 31, 2013. The increase was primarily due to an increase of $5.9 million due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014 and an increase of $3.0 million due to the Carmen Knutsen being included in our results of operations from August 1, 2013.

Depreciation. Depreciation for the year ended December 31, 2014 was $34.3 million, an increase of $10.6 million from $23.8 million in the year ended December 31, 2013 that was mainly due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014 and the Carmen Knutsen being included in our results of operations from August 1, 2013.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2014 were $4.3 million, a decrease of $1.0 million from $5.3 million for the year ended December 31, 2013. Of the $5.3 million for the year ended December 31, 2013, $2.4 million was related to costs for our IPO. For the year ended December 31, 2014, $0.4 million of general and administrative expenses were incurred in connection with the acquisitions of the Hilda Knutsen and the Torill Knutsen and the June 2014 public offering.

Interest Income. Interest income for the year ended December 31, 2014 was $13,000 compared to $30,000 for 2013.

Interest Expense. Interest expense for the year ended December 31, 2014 was $15.3 million, an increase of $4.5 million from $10.8 million for the year ended December 31, 2013. $3.6 million of the increase is due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014 and the Carmen Knutsen being included in our results of operations from August 1, 2013. For the year ended December 31, 2014 there was a charge relating to reversal of capitalized loan costs of $1.8 million related to our refinancings in June 2014 and November 2014, compared to a charge relating to reversal of capitalized loan costs of $0.7 million for the year ended December 31, 2013 related to the repayment of loans in April 2013 in connection with our IPO.

Other Finance Expense. Other finance expense for the year ended December 31, 2014 was $1.3 million, a decrease of $0.8 million from $2.1 million for the year ended December 31, 2013. Other finance expenses are primarily related to bank fees and guarantee commissions. The decrease was primarily due to a $0.6 million decrease in guarantee commissions paid to KNOT and TSSI for the period from January 1, 2013 to April 15, 2013. Prior to the closing of our IPO, the majority of the vessel financing agreements were guaranteed by KNOT and TSSI, for which guarantee commissions were paid based on the outstanding loan balance. Prior to the closing of our IPO, the existing vessel financing agreements were amended to permit the transactions pursuant to which we acquired our initial fleet, and the legal cost of approximately $0.3 million in connection with such amendments was expensed for the year ended December 31, 2013. This decrease was partly offset by expenses of $0.4 million paid as compensation to banks for lost loan margin on repaid loans for the year ended December 31, 2014.

Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized loss on derivative instruments for the year ended December 31, 2014 was $6.4 million, compared to a gain of $0.5 million for the same period in 2013, as set forth in the table below:

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2013	Change
Realized gain (loss)
Interest rate swap contracts	$(2,997)	$(1,265)	$(1,732)
Foreign exchange forward contracts	500	—	500
Unrealized gain (loss)
Interest rate swap contracts	(919)	1,522	(2,441)
Foreign exchange forward contracts	(2,991)	248	(3,239)

Total	$(6,407)	$505	$(6,912)

As of December 31, 2014, the total notional amount of our outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $382.3 million. In addition to an increased notional amount, the increased net realized and unrealized loss on derivative instruments was due to a declining long-term interest rate during 2014 compared to 2013. As of December 31, 2014, we had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against NOK at an average exchange rate of NOK 6.395 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. During the year ended December 31, 2014, we realized a gain of $0.5 million and accounted for an unrealized loss of $3.0 million on our foreign exchange forward contracts due to strengthening of the U.S. Dollar relative to NOK. The foreign exchange forward contracts realized expired during 2014, and during 2014 the Partnership entered into new foreign exchange forward contracts that expire during 2015.

Net Gain on Foreign Currency Transactions. Net gain on foreign currency transactions for the year ended December 31, 2014 was $26,000, a decrease of $167,000 from the net gain on currency transactions of $193,000 for the year ended December 31, 2013.

Income Tax Expense. Income tax expense for the year ended December 31, 2014 was $15,000, compared to $2.8 million for the year ended December 31 2013.

After the reorganization of the activities of the predecessor to KNOT Offshore Partners LP (the “Predecessor”) into the new group structure in February 2013, all profit from continuing operations in Norway became taxable within the tonnage tax regime and deferred tax benefits are not recognized because future utilization is not probable. The consequence of the reorganization was a one-time entrance tax into the Norwegian tonnage tax regime due to our acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The one-time entrance tax was estimated to be approximately $2.7 million at December 31, 2013 of which approximately $0.6 million was payable in October 2014.

Under the tonnage tax regime, the tax is based on the tonnage of the vessel and the operating income is not taxed. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime and amounted to approximately $0.2 million in 2013. In addition, the income tax expense in 2013 consisted of income taxes related to the ordinary Norwegian tax regime partly related to the carve-out period, and negative translation differences of $0.2 million. As of December 31, 2014, the income tax of $15,000 relates to UK income tax. All Norwegian subsidiaries and their operations are subject to the tonnage tax regime and at December 31, 2014 their tax base was negative.

The tax expense prior to our IPO reflects the Norwegian ordinary tax regime in addition to the tonnage tax regime. The tax expense and the deferred tax assets and liabilities prior to our IPO are, therefore, not comparable to the ongoing operation and the tax after the date of our IPO. All of the tax positions related to the ordinary Norwegian tax regime were eliminated at the date of our IPO.

Net Income. As a result of the foregoing, we earned net income of $27.4 million for the year ended December 31, 2014 compared to net income of $15.1 million for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

	Year Ended December 31,
(U.S. Dollars in thousands)	2013	2012	Change	% Change
Time charter and bareboat revenues	$73,151	$62,078	$11,073	18%
Loss of hire insurance recoveries	250	3,575	(3,325)	(93)%
Vessel operating expenses	14,288	13,000	1,288	10%
Depreciation	23,768	21,181	2,587	12%
General and administrative expenses	5,361	4,834	527	11%
Interest income	30	19	11	58%
Interest expense	(10,773)	(13,471)	2,698	(20)%
Other finance expense	(2,048)	(3,378)	1,330	(39)%
Realized and unrealized gain (loss) on derivative instruments	505	(6,031)	6,536	(108)%
Net gain (loss) on foreign currency transactions	193	(1,771)	1,964	(111)%
Income tax expense	(2,827)	(1,261)	(1,566)	124%
Net income	15,064	745	14,319	1,922%

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2013 were $73.2 million, an increase of $11.1 million, compared to $62.1 million for the year ended December 31, 2012. The increase is primarily due to revenues associated with the Carmen Knutsen time charter of $8.4 million for the period from August 1, 2013 through December 31, 2013, and yearly adjustments in time charter rates for the Bodil Knutsen and the Windsor Knutsen. Approximately $4.6 million of such increase is due to the Windsor Knutsen being off-hire from April 1, 2012 to June 24, 2012, reducing revenues for the year ended December 31, 2012. During 2013, there was a one-time cost related to termination of a commercial management contract with KNOT Management resulting in a net reduction in revenues of $2.8 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. This one-time cost was compensated by KNOT by a corresponding increase in the equity of the Partnership at the closing of the IPO.

Loss of Hire Insurance Recoveries. Loss of hire insurance recoveries for the year ended December 31, 2013 were $0.3 million, compared to $3.6 million for the year ended December 31, 2012. The recoveries for both periods are related to the Windsor Knutsen. In March 2012, the propeller of the Windsor Knutsen was damaged. As a result, the Windsor Knutsen was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under our loss of hire polices, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. During the year ended December 31, 2012, the Partnership recorded $3.6 million of proceeds received pursuant to the loss of hire insurance as a component of total revenues since day rates are recovered under terms of the policy. The $0.3 million loss of hire insurance recovery during the year ended December 31, 2013 was a final settlement related to the propeller damage of the Windsor Knutsen.

Vessel Operating Expenses. Vessel operating expenses for the year ended December 31, 2013 were $14.3 million, an increase of $1.3 million from $13.0 million for the year ended December 31, 2012. Vessel operating expenses increased by $2.9 million, primarily due to the Carmen Knutsen being included in our operations as of August 1, 2013 and partly offset by a reduction of $1.7 million in recorded operating expenses for the Windsor Knutsen for the year ended December 31, 2013 compared to the year ended December 31, 2012. The reduction after receiving insurance proceeds in 2013 is due to repair costs as a result of propeller damage for this vessel in 2012.

Depreciation. Depreciation for the year ended December 31, 2013 was $23.8 million, an increase of $2.6 million from $21.2 million for the year ended December 31, 2012. The increase in depreciation is mainly due to the Carmen Knutsen being included in our results of operations from August 1, 2013.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2013 were $5.3 million, an increase of $0.5 million from $4.8 million for the year ended December 31, 2012. The costs related to our IPO were $2.4 million for the year ended December 31, 2013 compared to $4.4 million for 2012.

Interest Income. Interest income for the year ended December 31, 2013 was $30,000 compared to $19,000 for 2012.

Interest Expense. Interest expense for the year ended December 31, 2013 was $10.8 million, a decrease of $2.7 million from $13.5 million for the year ended December 31, 2012. The decrease is mainly due to reduction in debt for the period after our IPO having an effect of $2.1 million and a $1.3 million reduction in interest payable to related parties. This was partly offset by a one-time charge relating to reversal of capitalized loan costs of $0.7 million for the year ended December 31, 2013 related to the repayment of loans in April 2013 in connection with our IPO.

Other Finance Expense. Other finance expense for the year ended December 31, 2013 was $2.1 million, a decrease of $1.3 million from $3.4 million for the year ended December 31, 2012. Other finance expense is primarily related to bank fees and guarantee commissions incurred during 2013 and 2012. The decrease is primarily due to a $1.5 million decrease in guarantee commissions paid to KNOT and TSSI compared to the same period in 2012. Prior to our IPO, the majority of the vessel financing agreements were guaranteed by TSSI and KNOT, for which a guarantee commission was paid based on the outstanding loan balance. Prior to the closing of our IPO, the existing vessel financing agreements were amended to permit the transactions pursuant to which we acquired our initial fleet, and the legal cost in connection with such amendments was expensed. The total increase in mortgage loan fees for the year ended December 31, 2013 compared with the year ended December 31, 2012 was approximately $0.4 million.

Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized gain on derivative instruments for the year ended December 31, 2013 was $0.5 million, compared to a net loss of $6.0 million for the year ended December 31, 2012, as set forth in the table below:

	Year Ended December 31
(U.S. Dollars in thousands)	2013	2012	Change
Realized gain (loss)
Interest rate swap contracts	$(1,265)	$(5,482)	$4,217
Foreign exchange forward contracts	—	—	—
Unrealized gain (loss)
Interest rate swap contracts	1,522	(549)	2,071
Foreign exchange forward contracts	248	—	248

Total	$505	$(6,031)	$6,536

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

Net Gain (Loss) on Foreign Currency Transactions. Net gain on foreign currency transactions for the year ended December 31, 2013 was $0.2 million, compared to a net loss on foreign currency transactions for the year ended December 31, 2012 of $1.8 million. This decrease of $2.0 million is primarily due to changes in the exchange rate of NOK to the U.S. Dollar relating to payables to and receivables from TSSI and KNOT.

Income Tax Expense. Income tax expense for the year ended December 31, 2013 was $2.8 million, an increase of $1.5 million from income tax expense of $1.3 million for the year ended December 31, 2012.

After the reorganization of the activities of the Predecessor into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization was a one-time entrance tax into the Norwegian tonnage tax regime due to our acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $2.7 million, of which approximately $0.6 million was payable in October 2014.

The tax expense prior to our IPO reflects the Norwegian ordinary tax regime in addition to the tonnage tax regime. The tax expense and the deferred tax assets and liabilities prior to our IPO are, therefore, not comparable to the ongoing operation and the tax after the date of our IPO. All of the tax positions related to the ordinary Norwegian tax regime were eliminated at the date of our IPO.

Net Income. As a result of the foregoing, net income for the year ended December 31, 2013 was $15.1 million, an increase of $14.3 million from a net income of $0.7 million for the year ended December 31, 2012.

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

We estimate that we will spend in total approximately $14.5 million for drydocking and classification surveys for the five vessels under time charters in our fleet in 2015, 2016, 2017 and 2018. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the dry-docking yard that will depend on the distance from the vessel’s ordinary trading area to dry-docking yard.

As of December 31, 2014, our current liabilities exceeded current assets by $24.3 million. Included within current liabilities are mark-to-market valuations of derivative instruments representing $7.5 million of these liabilities, and included within current assets are mark-to-market valuations of swap derivative instruments representing $3.0 million of these assets. We currently have no intention of terminating these derivative instruments (which include interest rate swap contracts and foreign exchange forward contracts) and hence realizing these liabilities.

As of December 31, 2014, our cash and cash equivalents, were $30.8 million.

We have established a $20 million revolving credit facility as part of our vessel-secured financing (the “revolving credit facility”), which is available until June 2019. As of December 31, 2014 the revolving credit facility was fully drawn.

We believe that our current resources are sufficient to meet our working capital requirements for our current business for at least the next 12 months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013	2012
Net cash provided by operating activities	$59,339	$44,160	$19,307
Net cash used in investing activities	(121,946)	(55,468)	(52)
Net cash provided by (used in) financing activities	64,768	38,890	(21,156)
Effect of exchange rate changes on cash	(251)	(33)	(1)
Net increase (decrease) in cash and cash equivalents	1,910	27,549	(1,902)
Cash and cash equivalents at the beginning of the year	28,836	1,287	3,189
Cash and cash equivalents at the end of the year	30,746	28,836	1,287

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $15.1 million to $59.3 million for the year ended December 31, 2014 compared to $44.2 million for 2013. The increase was mainly due to higher earnings from (i) the Hilda Knutsen and Torill Knutsen being included in our results of operations from July 1, 2014 and (ii) the Carmen Knutsen being included in our results of operations for the entire year in 2014 as compared to five months in 2013. Net cash provided by operating activities for the year ended December 31, 2013 was reduced by a one-time cost related to termination of a commercial management agreement contracts with KNOT Management, resulting in a reduction in revenues of $3.5 million.

Net cash provided by operating activities was $44.2 million and $19.3 million for the years ended December 31, 2013 and 2012, respectively. The increase of $24.9 million was mainly due to $12.9 million in additional earnings, reduction in interest cost of $4.0 million and increased working capital in 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities was $121.9 million for the year ended December 31, 2014 compared to $55.5 million for the year ended December 31, 2013. The increase was primarily due to;

(i) The acquisitions of the Hilda Knutsen and the Torill Knutsen on June 30, 2014, for which we paid a net cash amount to cover the difference between the purchase consideration of $335.0 million less $221.8 million of outstanding indebtedness related to vessels and other purchase price adjustments of $1.0 million. Net cash used in investing activities is net of cash acquired from the acquisitions of Hilda Knutsen and Torill Knutsen of $9.0 million.

(ii) The acquisition of the Dan Cisne on December 15, 2014, for which we paid a net cash amount to cover the difference between the purchase consideration of $103.0 million less $82.2 million of outstanding indebtedness related to vessel and other purchase price adjustments of $2.6 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Dan Cisne of $1.6 million.

Net cash used in investing activities was $55.5 million and $0.1 million for the years ended December 31, 2013 and 2012, respectively. The increase is mainly due to the acquisition of the Carmen Knutsen on August 1, 2013, for which we paid a cash amount to cover the difference between the purchase price of $145.0 million, less bank debt of $89.1 million and other purchase price adjustments of $0.1 million. Net cash used in investing activities is net of cash acquired from the acquisition of Carmen Knutsen of $0.1 million.

Net cash used in investing activities of $52,000 for the year ended December 31, 2012 reflects that all vessels in our initial fleet had been delivered in 2011.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities during the year ended December 31, 2014 was $64.8 million and was mainly related to the following:

•	The net proceeds from the June and July 2014 equity offerings of $146.7 million;

•	Proceeds of $240 million from the refinancing of the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen;

•	Proceeds of $137.8 million from the refinancing of the Fortaleza Knutsen and the Recife Knutsen; and

•	Proceeds of a seller’s credit of $12.0 million provided by KNOT for the acquisition of the Dan Cisne.

This was partially offset by the following;

•	Repayment of long-term debt of $420.2 million;

•	Repayment of the seller’s credit from KNOT of $10.6 million related to the acquisition of the Carmen Knutsen; and

•	Payment of cash distributions during 2014 of $36.6 million.

Net cash provided by financing activities was $38.9 million for the year ended December 31, 2013 compared to net cash used in financing activities of $21.2 million for the same period in 2012.

Net cash provided by financing activities during the year ended December 31, 2013 was $38.9 million and was mainly related to the following:

•	The net proceeds from the exercise in full of the underwriters’ over-allotment option in connection with our IPO (approximately $21.95 million) were used by the Partnership to make a cash distribution to KNOT;

•	During 2013, there was an increase in the borrowings outstanding under the Fortaleza and Recife Facility (as defined below) of $25.4 million, a seller’s credit provided by KNOT in the form of a loan for $10.5 million after purchase price adjustments for the acquisition of the Carmen Knutsen and a $20.0 million borrowing under the revolving credit facility;

•	Repayments of long-term debt of $142.9 million; and

•	Payment of cash distributions during 2013 of $13.2 million.

Net cash used in financing activities during the year ended December 31, 2012 of $21.2 million related primarily to repayment of current installments of long-term debt.

Borrowing Activities

Long-Term Debt. As of December 31, 2014 and 2013, our long-term debt consisted of the following

		Year Ended December 31,
(U.S. Dollars in thousands)	Vessel	2014	2013
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$212,142	$—
$20 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	20,000	—
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	135,625	—
$160 million loan facility	Fortaleza Knutsen & Recife Knutsen	—	132,425
$120 million loan facility	Bodil Knutsen	—	67,615
$85 million loan facility	Windsor Knutsen	—	52,400
$93 million loan facility	Carmen Knutsen	—	87,188
$117 million loan facility	Hilda Knutsen	86,724	—
$117 million loan facility	Torill Knutsen	87,960	—
$58.8 million loan facility	Dan Cisne	58,770	—
$12.0 million seller’s credit		12,000	—
$10.5 million seller’s credit		—	10,349

Total long-term debt		613,221	349,977

Less current installments		38,718	29,269
Less $12.0 million seller’s credit		12,000	—
Less $10.5 million seller’s credit		—	10,349

Long-term debt, excluding current installments and seller’s credits		$562,503	$310,359

Our outstanding debt of $613.2 million as of December 31, 2014 is repayable as follows:

Year Ending December 31,	U.S. Dollars in thousands
2015	$38,718
2016	39,018
2017	39,318
2018	174,887
2019	287,810
2020-2023	33,470

Total	$613,221

As of December 31, 2014, the interest rates on our loan agreements were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 2.125% to 4.5%.

$240 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”) to repay existing debt under the $120 million loan facility, the $85 million loan facility, the $93 million loan facility and the $10.5 million seller’s credit from KNOT. The Senior Secured Loan Facility consists of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. As of December 31, 2014, the Revolving Credit Facility was fully drawn and the outstanding balance was $20.0 million.

The Term Loan Facility is repayable in quarterly instalments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Senior Secured Loan Facility The Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

The Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital for the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the borrowers and the Partnership were in compliance with all covenants under this facility.

$117 Million Hilda Loan Facility

The $117 million secured loan facility (the “Hilda Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by a vessel mortgage on the Hilda Knutsen. The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the borrowers and the Partnership were in compliance with all covenants under this facility.

$117 Million Torill Loan Facility

The $117 million secured loan facility (the “Torill Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the borrowers and the Partnership were in compliance with all covenants under this facility.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS entered into a senior syndicate secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced the $160 million secured loan facility, described below. The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the New Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the guarantors were in compliance with all covenants under this facility. Due to negative mark-to-market value of foreign exchange forward contracts of $2.7 million as of December 31, 2014, the borrower was not in compliance with the positive working capital covenant, as the working capital included the negative mark-to-market value of foreign exchange forward contracts. As of December 31, 2014, the borrower has received a waiver from the bank syndicate in relation to this breach from December 31, 2014 until March 31, 2015. The breach has since been corrected, and Knutsen Shuttle Tankers XII KS is currently in compliance with this covenant.

$58.8 Million Secured Loan Facility

In April 2014, KNOT’s subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility in connection with the purchase of the vessels from J. Lauritzen. In connection with the Partnership’s acquisition of KNOT Shuttle Tankers 20 AS, the company that owns the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche which is related to the Dan Cisne of $58.8 million (the “Dan Cisne Facility”). The Dan Cisne Facility is guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne. The Dan Cisne Facility is repayable in semiannual instalments with a final balloon payment due at maturity at September 2023. The Dan Cisne Facility bears interest at LIBOR plus a margin of 2.4%. The Dan Cisne Facility contains the following financial covenants:

•	Market value of the Dan Cisne shall not be less than 100% of the outstanding balance under the Dan Cisne Facility for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract and;

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the borrower and the Partnership were in compliance with all covenants under this facility.

$12 Million Seller’s Credit

As part of financing for the purchase of the Dan Cisne, KNOT provided a $12.0 million seller’s credit (the “Dan Cisne Seller’s Credit”). The Dan Cisne Seller’s Credit is non-amortizing, matures in December 2019 or such other date as the parties agree and bears interest at LIBOR plus a fixed margin of 4.5%. Additionally, the Dan Cisne Seller’s Credit is guaranteed by the Partnership, constitutes a senior debt obligation of KNOT Shuttle Tankers AS and has priority over any shareholder loans or equity provided to KNOT Shuttle Tankers AS by its owners. The Dan Cisne Seller’s Credit contains customary provisions in the case of non-payment or bankruptcy proceedings and carries a default interest of LIBOR plus a fixed margin of 8%. Accrued interest on the Dan Cisne Seller’s Credit accumulates at the end of each six-month period and is capitalized.

$160 Million Secured Loan Facility

The $160 million secured loan facility was repaid in full in November 2014 with the proceeds from the $140 million New Fortaleza and Recife Facility noted above.

The $160 million senior secured loan facility was amended in July 2013 to increase borrowing capacity by $25.4 million in connection with the settlement of acquisition of the Carmen Knutsen on August 1, 2013 (such facility, as amended, the “Fortaleza and Recife Facility”).

The Fortaleza and Recife Facility included two tranches. Each tranche was repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. We used $26.3 million of net proceeds from our IPO to repay borrowings under the Fortaleza and Recife Facility.

The Fortaleza and Recife Facility bore interest at LIBOR plus a fixed margin of 3.0%.

The Fortaleza and Recife Facility was secured by the Fortaleza Knutsen and the Recife Knutsen, and the Partnership and KNOT Shuttle Tankers AS were the sole guarantors. It also contained the following financial covenants:

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%.

•	Minimum EBITDA to interest ratio for the Partnership of 2.50;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Market value of the Fortaleza Knutsen and the Recife Knutsen to be no less than 100% of the outstanding balance under the Fortaleza and Recife Facility.

$120 Million Secured Loan Facility

The $120 million secured loan facility was repaid in full in June 2014 with the proceeds from the $240 million Secured Loan Facility noted above.

The $120 million secured loan facility included two tranches. One tranche was repayable in semi-annual installments over five years with final balloon payments due at maturity in February 2016. The second tranche was repayable in semi-annual installments over 12 years. We used approximately $52.1 million of net proceeds from our IPO to repay borrowings under the $120 million secured loan facility and to amend the facility. The amended facility (the “Bodil Facility”) was a $50.0 million term loan facility and a $20.0 million revolving credit facility. The revolving credit facility bore interest at LIBOR plus a fixed margin of 3% and has a commitment fee equal to 40% of the margin of the revolving credit facility calculated on the daily undrawn portion of the revolving credit facility (40% of 3.0%, which was 1.2% of the undrawn facility amount). The revolving credit facility was drawn in connection with the financing of the Carmen Knutsen.

The Bodil Facility bore interest at LIBOR plus a margin ranging from 0.6% to 3.0%. In addition to the interest rates, the borrower paid to the agent (for distribution to means the Guarantee Institute for Export Credits (“GIEK”)) a guarantee commission of 1.75% per annum of the outstanding amounts under the GIEK guarantee, payable semi-annually in arrears. GIEK is the Norwegian central governmental agency responsible for furnishing guarantees and insurance of export credits.

The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Bodil Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. The Bodil Facility contained the following financial covenants:

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

$85 Million Secured Loan Facility

The $85 million secured loan facility was repaid in full in June 2014 with the proceeds from the $240 million Senior Secured Loan Facility noted above.

The $85 million secured loan facility (the “Windsor Purchase Facility”) was repayable in semi-annual installments over eight years with a final balloon payment due at maturity in May 2015. None of the Windsor Purchase Facility was repaid in connection with our IPO. Under the Windsor Purchase Facility, the borrower paid on a monthly basis into a retention account subsequently used for principal installments, which account was considered restricted cash.

The Windsor Purchase Facility bore interest at LIBOR plus a fixed margin of 2.25%. Before the amendment, the interest rate was LIBOR plus a fixed margin of 0.82%.

The Windsor Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Windsor Purchase Facility. The Windsor Purchase Facility required that the market value of the Windsor Knutsen be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility.

$93 Million Secured Loan Facility

The $93 million secured loan facility was repaid in full in June 2014 with the proceeds from the $240 million Senior Secured Loan Facility noted above.

The $93 million secured loan facility (the “Carmen Facility”) was repayable in quarterly installments over five years with a final balloon payment due at maturity in January 2018. The Carmen Facility bore interest at LIBOR plus a fixed margin of 2.5%. The Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Carmen Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. The Carmen Facility contained the following financial covenants:

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

$10.5 Million Seller’s Credit

As part of the financing for the purchase of the Carmen Knutsen, KNOT provided a seller’s credit to KNOT Shuttle Tankers AS in the form of a loan for $10.5 million (the “Carmen Seller’s Credit”). The Carmen Seller’s Credit was repaid in full in June 2014 with the proceeds from the $240 million Senior Secured Loan Facility noted above. The Carmen Seller’s Credit was non-amortizing and bore interest at LIBOR plus a fixed margin of 4.5%. Additionally, the Carmen Seller’s Credit was guaranteed by the Partnership, constituted a senior debt obligation of the KNOT Shuttle Tankers AS and had priority over any shareholder loans or equity provided to KNOT Shuttle Tankers AS by its owners. The Carmen Seller’s Credit was reduced by $0.1 million as settlement for the working capital in Knutsen Shuttle Tankers 13 AS.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2014, our interest rate swap contracts economically fixed our net floating interest rate exposure on $382.3 million of floating rate debt, leaving $230.9 million exposed to a floating rate of interest. Our interest rate swap contracts mature between March 2018 and September 2023. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a fixed rate ranging from 1.25% to 2.42%. We do not apply hedge accounting for derivative instruments.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of December 31, 2014, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 127.9 million.

Critical Accounting Estimates

The preparation of the Partnership’s consolidated and combined carve-out financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Significant accounting policies are discussed in Note 2—Summary of Significant Accounting Policies in the consolidated and combined carve-out financial statements included in this Annual Report. We believe that the following are the critical accounting estimates used in the preparation of our Partnership’s consolidated and combined carve-out financial statements. In addition, there are other items within the Partnership’s consolidated and combined carve-out financial statements that require estimation.

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

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including by obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,022 million as of December 31, 2014. With respect to the vessels, based on broker valuations as of December 31, 2014, and disregarding the charters attached to each of the vessels, we believe the aggregate market value of these vessels was less than their aggregate carrying value as of that date. We believe the aggregate amount of this deficit as of December 31, 2014 for the vessels was approximately $86 million. These vessels do, however, have long-term charters with fixed rates attached. We believe that our recoverable amount for each of these vessels exceeded the applicable carrying value as of December 31, 2014, and, accordingly, have not recorded impairment charges even though the vessels have experienced a decline in charter free market value (i.e. disregarding the charters attached to each of the vessels).

Drydocking

Description. We drydock each of our vessels periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. For vessels operating on time charters, we capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking that increase the earnings capacity or improve the efficiency or safety of the vessels. Drydocking cost is depreciated on a straight-line basis over the period until the next planned drydocking. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and depreciated on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charterer bears the cost of any drydocking.

Judgments and Uncertainties. Depreciation of capitalized drydock expenditures requires us to estimate the period of the next drydocking or estimated useful life of drydock expenditures. While we typically drydock our vessels every 60 months until the vessel is 15 years old and every 30 months thereafter, we may drydock the vessels at an earlier date.

Effect If Actual Results Differ from Assumptions. A change in our estimate of the useful life of a drydock will have a direct effect on our depreciation of drydocking expenditures.

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

Judgments and Uncertainties. Part of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap contracts. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the LIBOR benchmark interest rate and the fixed rate in the interest rate swap contract, multiplied by the notional principal amount of the interest rate swap contract at each interest reset date.

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

The fair value of our foreign exchange forward contracts is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

Effect If Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. Please read “—Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects—Our results are affected by fluctuations in the fair value of our derivative instruments.”

Taxes

Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Judgments and Uncertainties. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2013 were related to the financial loss carry forwards and other net deferred tax assets for tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2014, we have determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to increase the valuation allowance related to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As of December 31, 2014 and 2013, we had a valuation allowance of $9.1 million and $7.8 million, respectively.

Recently Issued Accounting Standards

Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) issued a comprehensive revenue recognition standard that will supersede existing revenue guidance under U.S. GAAP and IFRS, Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09) for U.S. GAAP. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires an entity to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted under U.S. GAAP. The Partnership is evaluating the effect of adopting this new accounting guidance.

In August 2014, FASB issued Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued (or available to be issued when applicable) and, if so, disclose that fact. Management will be required to make this evaluation for both annual and interim reporting periods, if applicable. Management also is required to evaluate and disclose whether its plans alleviate that doubt. The standard is effective for annual periods after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted. The Partnership is evaluating the effect of adopting this new accounting guidance. The Partnership does not expect the adoption of this standard to have a material impact on the consolidated and combined carve-out financial statements.

In October 2014, FASB issued Interest – Imputation of Interest (Subtopic 835-30), simplifying the presentation of debt issuance cost. To reduce complexity, the proposed guidance would require that debt issuance costs to be considered a deduction to the corresponding debt for presentation purposes, rather than presented as an asset. The recognition and measurement guidance for debt issuance costs and certain other accounting for debt issuance costs (e.g. as part of the troubled debt restructurings ASC 470-60) would not be affected by the proposal. The proposal would be applied retrospectively. The effective date has not yet been determined.

There are no recent accounting pronouncements issued whose adoption would have a material impact on the Partnership’s combined consolidated and combined carve-out financial statements in the current year or are expected to have a material impact on future years.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

Please read “Item 5. Operating and Financial Review and Prospects—Market Overview and Trends.”

E. Off-Balance Sheet Arrangements

At December 31, 2014, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(U.S. Dollars in thousands)
Long-term debt obligations (including interest) (1)	$693,869	$58,809	$115,355	$482,836	$36,869
Total	$693,869	$58,809	$115,355	$482,836	$36,869

(1)	The long-term debt obligation has been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2014, plus the applicable margin for all periods presented.

G. Safe Harbor

Please read “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	64	Chairman of the Board of Directors
John Costain	51	Director, Chairman of the Audit Committee and Chairman of the Conflicts Committee
Hiroaki Nishiyama	48	Director
Yoshiyuki Konuma	54	Director
Hans Petter Aas	69	Director and Member of the Audit Committee
Edward A. Waryas, Jr.	67	Director and Member of the Conflicts Committee
Andrew Beveridge	67	Director and Member of the Audit Committee
Arild Vik	52	Chief Executive Officer and Chief Financial Officer

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

John Costain has served on our board of directors since 2013. Mr. Costain has served as Finance Director of Tankers (UK) Agencies Ltd, which acts as agents to Tankers International Pool, since April 2005. Since joining Tankers (UK) Agencies Ltd in 2004, he has been responsible for group reporting results under U.S. GAAP. From 1991 to 2004, Mr. Costain held various positions at Euronav, including Finance Director and Managing Director of the offshore holding shipping company, as well as other positions in finance. Mr. Costain also serves as a director of VLCC Chartering Ltd. Mr. Costain is a Chartered Accountant with a degree in Civil Engineering from Manchester University.

Hiroaki Nishiyama has served on our board of directors since August 2014. Mr. Nishiyama has served as the Managing Director of NYK Energy Transport (Atlantic) Limited since April 2014. From April 1989 to March 2014, Mr. Nishiyama held various positions at Nippon Yusen Kabushiki Kaisha. Specifically, from April 2013 to March 2014, he served as the General Manager of NYK Energy Transport (Atlantic) Limited. From April 2011 to March 2013, he served as Manager of the Air Freighter Business Group. From October 2009 to March 2011, he served as Manager of the Corporate Planning Group. From April 2004 to September 2009, he served as Manager of the LNG Group. From April 1989 to March 2004, he served for or worked in the Container Trade Management Group, NYK Line (Europe) Limited, Sales and Marketing Europe Division, and Liner Coordination Division.

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

Edward A. Waryas, Jr. has served on our board of directors since 2013. He was Vice President-Marine Business Development for Lloyd’s Register North America, Inc., where he was responsible for marine business development, account management, marketing and product development in North America. Prior to joining Lloyd’s Register North America, Inc. in 2000, Mr. Waryas was President of the marine division of Clay Marketing & Public Relations, Inc., as well as President of Windward Maritime, LLC, a maritime consultancy company. In the 1990s, Mr. Waryas was Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to these positions, Mr. Waryas was a U.S.C.G. licensed engineer for Mobil Shipping & Transportation Company. While at Mobil Shipping & Transportation Company, Mr. Waryas served as chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

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

On February 2, 2015, Mr. Vik announced he would resign as our and KNOT UK’s Chief Executive Officer and Chief Financial Officer effective as of July 30, 2015. The Board is currently searching for Mr. Vik’s replacement.

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

Executive Compensation

We did not pay any compensation to our directors or our Chief Executive Officer and Chief Financial Officer or accrue any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to our IPO. Pursuant to the administrative services agreement, Arild Vik, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Vik is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2014, we incurred total costs, expenses and fees under this agreement of approximately $1.8 million (which includes $1.2 million that was paid to KOAS, KNOT Management and KOAS UK for services they provided for us as subcontractors under the administrative services agreement). Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Vik entered into an employment agreement with KNOT UK dated March 28, 2013 and effective on April 28, 2013. Pursuant to the employment agreement, Mr. Vik serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 200,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), the reimbursement of relocation expenses to the United Kingdom (up to a maximum of 30,000 British Pounds), payment by KNOT UK of housing costs in London, participation in other employment benefits in which other senior executives of KNOT UK participate, 60 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Vik’s employment may be terminated on 6 months’ prior written notice by either Mr. Vik or KNOT UK. In addition, Mr. Vik’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Vik on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Vik from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2014, Mr. Vik received $329,842 in total compensation. In addition, an accrual of $47,000 for 2014 has been made to cover insurance and pension expenses for Mr. Vik.

Compensation of Directors

Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2014 each of our directors and our Chairman received aggregate compensation of $40,000 and members of the audit and conflicts committee received an aggregate committee fee of $5,000. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, John Costain, Hiroaki Nishiyama, Yoshiyuki Konuma, Hans Petter Aas, Edward A. Waryas, Jr. and Andrew Beveridge. Mr. Seglem, Mr. Nishiyama and Mr. Konuma and have been appointed by our general partner. The remaining members have been elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2018, Mr. Beveridge is designated as the Class II elected director and will serve until our annual meeting of unitholders in 2015, Mr. Costain is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2016, and Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2017. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the amended technical management agreements and the administrative services agreement. As of December 31, 2014, we directly employed one onshore employee and no seagoing employees. As of December 31, 2014, KNOT, through subsidiaries and affiliated companies, employed approximately 210 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the amended technical management agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

As of March 25, 2015, there were no common units or subordinated units beneficially owned by our current directors or executive officer.

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of March 25, 2015 by each person that we know to beneficially own more than 5.0% of our common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially
Name of Beneficial Owner	Number	Percent	Number	Percent	Owned
KNOT(1)	—	—	8,567,500	100%	38.3%
Clearbridge Investments, LLC(2)	1,199,251	8.7%	—	—	5.4%
Goldman Sachs Asset Management(3)	1,971,882	14.3%	—	—	8.8%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(4)	2,583,941	18.7%	—	—	11.5%
Oppenheimer Funds, Inc. and Oppenheimer SteelPath MLP Income Fund (5)	1,060,137	7.7%	—	—	4.7%

(1)	KNOT is a joint venture between TSSI and NYK, each of which owns a 50% interest. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of KNOT.
(2)	This information is based on the Schedule 13G/A filed by Clearbridge Investments, LLC on February 17, 2015.
(3)	Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC (collectively, “Goldman Sachs Asset Management”) have shared voting power and shared dispositive power as to 1,971,882 units. This information is based on the Schedule 13G/A filed by Goldman Sachs Asset Management on February 13, 2015.
(4)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 839,615 units and shared dispositive power as to 2,583,941 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on January 12, 2015.
(5)	Oppenheimer Funds, Inc. has shared voting power and shared dispositive power as to 1,060,137 units. Oppenheimer SteelPath MLP Income Fund has shared voting power and shared dispositive power as to 1,052,952 units, which represents 7.6% of common units outstanding and 4.7% of common and subordinated units outstanding. This information is based on the Schedule 13G filed by Oppenheimer Funds, Inc. and Oppenheimer SteelPath MLP Income Fund on January 27, 2015.

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

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of all of our subordinated units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, KNOT will own 38.3% of our common units

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to since January 1, 2014 are discussed below.

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

Shuttle Tanker Purchase Options

Pursuant to the Omnibus Agreement, we have the right to purchase the Ingrid Knutsen and the Raquel Knutsen from KNOT at the respective purchase prices to be agreed upon by us and KNOT, at any time within 24 months after KNOT notifies our board of directors of their respective acceptances by their charterers. If we and KNOT are unable to agree upon the fair market value of either of the Ingrid Knutsen or the Raquel Knutsen, the respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we have the right, but not the obligation, to purchase the vessel at such price.

On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the shuttle tanker purchase options terminate immediately.

Rights of First Offer on Shuttle Tankers

Pursuant to the Omnibus Agreement, we and our subsidiaries granted to KNOT a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by us. Pursuant to the Omnibus Agreement, KNOT agreed, and caused its subsidiaries to agree, to grant a similar right of first offer to us for any Five-Year Vessels they might own. These rights of first offer do not apply to a (1) sale, transfer or other disposition of vessels between any affiliated subsidiaries or pursuant to the terms of any current or future charter or other agreement with a charterparty or (2) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

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

Windsor Knutsen Time Charter

In order to comply with its obligations under the Omnibus Agreement, in July 2014, KNOT entered into a time charter for the Windsor Knutsen at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter will be effective until the new BG Group time charter for the Windsor Knutsen commences in the fourth quarter of 2015.

Administrative Services Agreement

Effective as of February 26, 2013, in connection with our IPO, we entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides certain management and administrative services to us. The agreement has an initial term of five years. The services provided under the administrative services agreement are provided in a diligent manner, as we may reasonably direct. KNOT UK is permitted to subcontract certain of the administrative services provided under this agreement to KOAS UK and KOAS, each of which is a wholly owned subsidiary of TSSI. Part of the services intended to be supplied to us by KOAS have been supplied by KNOT Management on the same terms and conditions.

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

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen and the Torill Knutsen, which operate under time charters, is subject to amended technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these amended technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. The Recife Knutsen and the Fortaleza Knutsen operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. Although the Dan Cisne also operates under a bareboat charter, KNOT Shuttle Tankers 20 AS has entered into a commercial management agreement with KNOT Management Denmark AS (“KNOT Management Denmark”), a 100% owned subsidiary of KNOT, pursuant to which KNOT Management Denmark will provide certain commercial management services.

Bodil Knutsen, Windsor Knutsen, Carmen Knutsen, Hilda Knutsen and Torill Knutsen. The Bodil Knutsen is subject to a technical management agreement (the “Bodil Management Agreement”) with KNOT Management, a wholly owned subsidiary of KNOT that provides for the crew, technical and commercial management of the vessel, as well as accounting services and insurance arrangements. The Windsor Knutsen is subject to a technical management agreement (the “Windsor Management Agreement”) with KNOT Management that provides for the crew, technical and commercial management of the vessel, as well as accounting services and insurance arrangements. The Carmen Knutsen is subject to a technical management agreement (the “Carmen Management Agreement”) with KNOT Management that provides for the crew and technical management of the vessel, as well as accounting services and insurance arrangements. The Hilda Knutsen is subject to a technical management agreement (the “Hilda Management Agreement”) with KNOT Management that provides for the crew and technical management of the vessel, as well as accounting services and insurance arrangements. The Torill Knutsen is subject to a technical management agreement (the “Torill Management Agreement”) with KNOT Management that provides for the crew and technical management of the vessel, as well as accounting services and insurance arrangements.

Management services. Each of the Bodil Management Agreement, the Windsor Management Agreement, the Carmen Management Agreement, the Hilda Management Agreement and the Torill Management Agreement, (collectively the “Management Agreements”) requires that KNOT Management and its subcontractors use their best endeavors to perform the following management services:

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

With respect to the Management Agreements, KNOT Management and its subcontractors use their best endeavors to also provide the commercial operations, including arranging payment to the owner’s account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and stevedores and arranging surveys associated with the commercial operations.

Annual management fee. Pursuant to each of the Management Agreements, each of KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, Knutsen Shuttle Tankers 13 AS, Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS as owners, currently pays a fee of $0.46 million per year to KNOT Management, as manager, as applicable, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreement. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable Management Agreement.

Term. Each of the Windsor Management Agreement and the Bodil Management Agreement continues indefinitely until terminated by either party after giving three months’ written notice. The Carmen Management Agreement, The Hilda Management Agreement and The Torill Management Agreement continue indefinitely until terminated by either party after giving six months’ notice.

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

Termination by the manager. Under each Management Agreement, the manager may terminate the Management Agreement with immediate effect by written notice if:

•	any money payable to the manager pursuant to the agreement has not been paid within a specified period of days after demand by the manager for payment or the vessel is repossessed by the mortgagees; or

•	the owner proceeds with the employment of or continues to employ the vessel (1) in the carriage of contraband, blockade running or an unlawful trade or (2) on a voyage that in the reasonable opinion of the applicable manager is unduly hazardous or improper. The manager may only terminate if the owner is given notice of such default and fails to cure within a reasonable time to the satisfaction of the manager.

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

Dan Cisne Commercial Management Agreement

The Dan Cisne is subject to a commercial management agreement (the “Dan Cisne Management Agreement”) with KNOT Management Denmark, a wholly owned subsidiary of KNOT, that provides for the commercial management of the vessel, as well as accounting services and insurance arrangements. With respect to the Dan Cisne Management Agreement, KNOT Management

Denmark and its subcontractors are required to use their best endeavors to provide commercial operations services, including arranging payment to the owner’s account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and stevedores and arranging surveys associated with the commercial operations. Pursuant to the Dan Cisne Management Agreement, KNOT Shuttle Tankers 20 AS, currently pays a fee of $0.05 million per year to KNOT Management Denmark, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreement. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the agreement. The Dan Cisne Management Agreement continues indefinitely until terminated by either party after giving two months’ written notice. The Dan Cisne Management Agreement also may be terminated by the owner or manager on terms similar to the Management Agreements.

Contribution and Sale Agreement

On April 15, 2013, in connection with the closing of our IPO, we entered into a contribution and sale agreement with KNOT and certain of its subsidiaries that effected the transfer of the ownership interests in the entities that owned the vessels in our initial fleet and the use of the net proceeds of our IPO.

Acquisition of the Carmen Knutsen

On July 11, 2013, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the Carmen Knutsen. As part of the financing for the acquisition, KNOT provided KNOT Offshore Tankers AS a seller’s credit in the form of a loan for $10.4 million after a purchase price adjustment. The Conflicts Committee approved the acquisition. In addition, in connection with the acquisition, Knutsen Shuttle Tankers 13 AS entered into technical and operational management agreements relating to the Carmen Knutsen with KNOT.

Acquisition of the Hilda Knutsen and the Torill Knutsen

In June, 2014, we entered into share purchase agreements pursuant to which we acquired KNOT’s 100% interests in Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS, the companies that own and operate the shuttle tankers the Hilda Knutsen and the Torill Knutsen for consideration of $335 million, net of $221.8 million of outstanding indebtedness related to the vessels. The cash portion of the purchase prices was financed with proceeds from the Partnership’s public offering of 4,600,000 common units which closed on June 27, 2014. The purchase prices were subsequently adjusted by a working capital adjustment of $1.0 million. The Conflicts Committee approved the acquisitions.

In connection with the acquisition of the Hilda Knutsen and the Torill Knutsen, Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS each entered into a technical management agreement with KNOT Management, a wholly owned subsidiary of KNOT, to provide management services with respect to the vessels.

Acquisition of the Dan Cisne

In December 2014, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the shuttle tanker the Dan Cisne for consideration of $103.0 million less approximately $82.2 million of outstanding indebtedness related to the vessel and other purchase price adjustments of $2.6 million. The purchase price was settled by way of a cash payment of approximately $8.8 million, including adjustments related to interest rate swaps, and a seller’s credit provided by KNOT in form of a loan of $12.0 million. The Conflicts Committee approved the acquisition.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2014 and included in the consolidated and combined carve-out financial statements. Please read Note 18—Related Party Transactions in the consolidated and combined carve-out financial statements included in this Annual Report.

Year Ended December 31, 2014
(U.S. Dollars in thousands)
Statement of Operations Data:
Time charter and bareboat revenues	$8,881
Operating expenses	1,764
General and administrative expenses	1,342
Finance income (expense)	(327)
Total income (expense)	$5,448

Payables to KNOT were $0.5 million for the year ended December 31, 2014. The applicable interest rate on the outstanding balances was 5.33% for the year ended December 31, 2014.

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

Distributions to KNOT

Since our IPO in April 2013, we have declared and paid quarterly distributions totaling $17.2 million and $10.6 million to KNOT for each years ended December 31, 2014 and 2013, respectively. Cash distributions declared in respect of the quarter ended December 31, 2014 were paid in February 2015, and cash distributions declared in respect of the quarter ended December 31, 2013 were paid in February 2014.

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

We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in our credit facilities and lease arrangements that may restrict our ability to make cash distributions to our unitholders.

Subordination Period

During the subordination period applicable to the subordinated units currently held by KNOT, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target	Unitholders	General Partner	Holders of Incentive Distribution Rights
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	above $0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	above $0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	above $0.5625	50.0%	2.0%	48.0%

B. Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The high and low sales prices of our common units as reported by the NYSE, for the quarters and months indicated, are as follows:

	High	Low
Year ended December 31, 2015(1)	$24.55	$18.21
Year ended December 31, 2014	29.89	18.78
Year ended December 31, 2013(2)	29.39	20.68

First quarter 2015(1)	24.55	18.21
Fourth quarter 2014	27.42	18.78
Third quarter 2014	28.80	24.69
Second quarter 2014	29.89	26.41
First quarter 2014	29.58	23.50
Fourth quarter 2013	29.39	23.77
Third quarter 2013	26.17	21.51
Second quarter 2013(3)	24.71	20.68

Month ended March 31, 2015(4)	24.50	20.16
Month ended February 28, 2015	24.55	20.98
Month ended January 31, 2015	23.72	18.21
Month ended December 31, 2014	23.89	18.78
Month ended November 30, 2014	24.39	21.50
Month ended October 31, 2014	27.42	19.56

(1)	For the period from January 1, 2015 through March 24, 2015.
(2)	For the period from April 9, 2013 through December 31, 2013.
(3)	For the period from April 9, 2013 through June 30, 2013.
(4)	For the period from March 1, 2015 through March 24, 2015.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Contribution and Sale Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Contribution and Sale Agreement.”

(2)	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

(3)	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”

(4)	Ship Management Agreement for the Bodil Knutsen, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(5)	Ship Management Agreement for the Windsor Knutsen, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(6)	Ship Management Agreement for the Carmen Knutsen, between Knutsen Shuttle Tankers 13 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(7)	Ship Management Agreement for the Hilda Knutsen, between Knutsen Shuttle Tankers 14 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(8)	Ship Management Agreement for the Torill Knutsen, between Knutsen Shuttle Tankers 15 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(9)	Ship Management Agreement for the Dan Cisne, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Dan Cisne Commercial Management Agreement.”

(9)	Term Facility Agreement, dated June 10, 2014, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$140 Million Secured Loan Facility.”

(10)	Term and Revolving Facilities Agreement, dated June 10, 2014, among KNOT Shuttle Tankers 18 AS, Knot Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$240 Million Secured Loan Facility.”

(11)	Amended and Restated Term Loan Facility Agreement, dated July 11, 2011, among Knutsen Shuttle Tankers 13 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated July 11, 2013. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Carmen Knutsen Financing.”

(12)	Amended and Restated Term Loan Facility Agreement, dated July 11, 2011, among Knutsen Shuttle Tankers 14 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated October 5, 2011, the Second Supplemental Agreement, dated January 23, 2014, and the Third Supplemental Agreement, dated June 26, 2014. “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$117 Million Hilda Loan Facility.”

(13)	Amended and Restated Term Loan Facility Agreement, dated November 3, 2011, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto, as amended by an amendment letter, dated October 23, 2013, and as amended and restated by the First Supplemental Agreement, dated February 12, 2014, and the Second Supplemental Agreement, dated June 26, 2014. “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$117 Million Torill Loan Facility.”

(14)	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto. “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$58.8 Million Secured Loan Facility.”

(15)	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Cisne Facility. “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$58.8 Million Secured Loan Facility.”

(16)	Employment Agreement, dated March 28, 2013, between KNOT Offshore Partners UK LLC and Arild Vik. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”

(17)	Fortaleza Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 27, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(18)	Recife Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 29, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(19)	Windsor Knutsen Time Charter Party, dated July 29, 2014, between KNOT Shuttle Tankers 18 AS and KNOT Shuttle Tankers Pool AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Windsor Knutsen Time Charter.”

(20)	Windsor Knutsen Time Charter Party, dated April 6, 2010, between Knutsen OAS Shipping AS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited, novated by the Novation Agreement, dated May 3, 2010, between Knutsen OAS Shipping AS, Knutsen Bøyelaster XI KS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited and further novated by the Novation Agreement, dated February 20, 2013, between Knutsen Bøyelaster XI KS, KNOT Shuttle Tankers 18 AS and Brazil Shipping I Limited. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(21)	Bodil Knutsen Time Charter Party, dated October 7, 2010, between Knutsen Bøyelaster VI KS and Statoil ASA, amended by Addendum No. 1, dated March 29, 2011, between Knutsen Bøyelaster VI KS and Statoil ASA and novated by the Novation Agreement, dated February 18, 2013, between Knutsen Bøyelaster VI KS, KNOT Shuttle Tankers 17 AS and Statoil ASA. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(22)	Share Purchase Agreement, dated July 11, 2013, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Carmen Knutsen.”

(23)	Seller’s Credit, dated August, 1, 2013, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Carmen Knutsen.”

(24)	Share Purchase Agreement, dated June 23, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Hilda Knutsen and the Torill Knutsen.”

(25)	Share Purchase Agreement, dated June 23, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Hilda Knutsen and the Torill Knutsen.”

(26)	Share Purchase Agreement, dated December 10, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Dan Cisne.”

(27)	Seller’s Credit, dated December 15, 2014, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS. “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$12 Million Seller’s Credit.”

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10% of our equity and that is:

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

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. We expect that the distributions we pay to U.S. Holders will not exceed our current and accumulated earnings and profits and, accordingly, all such distributions will constitute dividends. If, notwithstanding that expectation, we make distributions to U.S. Holders in excess of our earnings and profits, the excess portion of those distributions will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we are treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•	at least 75% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25% of our gross income for each taxable year was or will be non-passive income, and more than 50% of the average value of our assets for each such year was or will be held for the production of non-passive income. This belief is based on certain valuations and projections regarding our income and assets, and its validity is based on the accuracy of such valuations and projections. While we believe these valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

As of December 31, 2014, we were party to interest rate swap contracts with a combined notional amount of approximately $382.3 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.25% per annum and 2.42% per annum for all periods. The interest rate swap contracts mature between March 2018 and September 2023. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2014 are as follows:

	December 31, 2014
(U.S. Dollars in thousands)	Notional Amount	Fair Value (Liability)
Interest rate swap contracts	$382,272	$1,742

As of December 31, 2014, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $200.2 million, based on our total interest bearing debt of approximately $613.2 million, less the notional amount of our floating to fixed interest rate swap contracts of approximately $382.3 million and less cash and cash equivalents of $30.7 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.0 million on an annual basis as of December 31, 2014. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the consolidated and combined carve-out financial statements included in this Annual Report.

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

As of December 31, 2014, we had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against NOK at an average exchange rate of NOK 6.395 per 1 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2014 and 2013, five and four customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

As of December 31, 2014, we were in compliance with all covenants under our debt agreements. Due to negative mark-to-market value of foreign exchange forward contracts of $2.7 million as of December 31, 2014, Knutsen Shuttle Tankers XII KS, the borrower under the New Fortaleza and Recife Facility, was not in compliance with the positive working capital covenant, as the working capital included the negative mark-to-market value of foreign exchange forward contracts. As of December 31, 2014, the borrower has received a waiver from the bank syndicate in relation to this breach from December 31, 2014 until March 31, 2015. The breach has since been corrected, and Knutsen Shuttle Tankers XII KS is currently in compliance with this covenant.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2014.

The Chief Executive Officer and Chief Financial Officer does not expect that our disclosure controls or internal controls will prevent all errors and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Partnership have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining for us adequate internal controls over financial reporting.

Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting include those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2014.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a–15(f) under the Exchange Act) that occurred during the year ended December 31, 2014

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Partnership’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

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

Our principal accountant for 2014 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2014.

Fees Incurred by the Partnership for Ernst & Young AS’ Services

	2014	2013
Audit Fees	$522,406	$777,383
Audit-Related Fees	219,020	—
Tax Fees	13,048	208,982
All Other Fees	155,873	139,280

	$910,347	$1,125,645

Audit Fees

Audit fees are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are the aggregate fees billed for professional services rendered by the principal accountant related to assurance work and related services in connection with our public offering in June 2014 that have not been reported under “—Audit Fees” above

Tax Fees

Tax fees are the aggregate fees billed for professional services rendered by the principal accountant related to tax compliance, tax advice, and tax planning.

All Other Fees

All other fees are the aggregate fees billed for professional services rendered by the principal accountant for other services. Other services includes accounting consultations on matters addressed during the interim reviews and audit and reimbursement of direct expenses.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Overview

Pursuant to an exemption under the NYSE listing standards for foreign private issuers, the Partnership is not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual, we are required to state any significant differences between our governance practices and the practices required by the NYSE for U.S. companies. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our unitholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

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

Executive Sessions

The NYSE requires that non-management directors of a listed U.S. company meet regularly in executive sessions without management. The NYSE also requires that all independent directors of a listed U.S. company meet in an executive session at least once a year. As permitted under Marshall Islands law and our partnership agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

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

Corporate Governance Guidelines

The NYSE requires listed U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law, and we have not adopted such guidelines.

We make available a statement of significant differences on our website (www.knotoffshorepartners.com).

We believe that our established corporate governance practices satisfy the NYSE listing standards.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements listed below and set forth on pages F-3 through F-43, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

Consolidated and Combined Carve-Out Statements of Operations for the Years Ended December 31, 2014, 2013 and 2012	F-3
Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Years Ended December 31, 2014, 2013 and 2012	F-4
Consolidated and Combined Carve-Out Balance Sheets as of December 31, 2014 and 2013	F-5
Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Equity for the Years Ended December 31, 2014, 2013 and 2012	F-6
Consolidated and Combined Carve-Out Statements of Cash Flows for the Years Ended December 31, 2014, 2013 and 2012	F-7
Notes to Consolidated and Combined Carve-Out Financial Statements	F-8

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated and combined carve-out financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Certificate of Limited Partnership of KNOT Offshore Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

1.2**	First Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated April 15, 2013, between KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS

4.1**	Contribution and Sale Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC and KNOT Shuttle Tankers AS

4.2**	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS

4.3	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.4	Ship Management Agreement for the Bodil Knutsen, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.5	Ship Management Agreement for the Windsor Knutsen, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.5 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.6**	Ship Management Agreement for the Carmen Knutsen, between Knutsen Shuttle Tankers 13 AS and KNOT Management AS, as amended

4.7	Ship Management Agreement for the Hilda Knutsen, between Knutsen Shuttle Tankers 14 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 14, 2014)

Exhibit Number	Description

4.8	Ship Management Agreement for the Torill Knutsen, between Knutsen Shuttle Tankers 15 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 14, 2014)

4.9*	Ship Management Agreement for the Dan Cisne, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended

4.10	Term Facility Agreement, dated June 10, 2014, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 9, 2014)

4.11	Term and Revolving Facilities Agreement, dated June 10, 2014, among KNOT Shuttle Tankers 18 AS, Knot Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on June 27, 2014)

4.12**	Amended and Restated Term Loan Facility Agreement, dated July 11, 2013, among Knutsen Shuttle Tankers 13 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated July 11, 2013

4.13	Amended and Restated Term Loan Facility Agreement, dated July 11, 2011, among Knutsen Shuttle Tankers 14 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated October 5, 2011, the Second Supplemental Agreement, dated January 23, 2014, and the Third Supplemental Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 14, 2014)

4.14	Amended and Restated Term Loan Facility Agreement, dated November 3, 2011, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto, as amended by an amendment letter, dated October 23, 2013, and as amended and restated by the First Supplemental Agreement, dated February 12, 2014, and the Second Supplemental Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on July 14, 2014)

4.15*	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto.

4.16*	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited

4.17	Employment Agreement, dated March 28, 2013, between KNOT Offshore Partners UK LLC and Arild Vik (incorporated by reference to Exhibit 10.10 to the registrant’s Amendment No. 2 to Form F-1 Registration Statement (333-186947), filed on April 1, 2013)

4.18†	Fortaleza Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 27, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. (incorporated by reference to Exhibit 10.11 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.19†	Recife Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 29, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. (incorporated by reference to Exhibit 10.12 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.20	Windsor Knutsen Time Charter Party, dated July 29, 2014, between KNOT Shuttle Tankers 18 AS and KNOT Shuttle Tankers Pool AS (incorporated by reference to Exhibit 10.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 26, 2014)

4.21†	Windsor Knutsen Time Charter Party, dated April 6, 2010, between Knutsen OAS Shipping AS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited, novated by the Novation Agreement, dated May 3, 2010, between Knutsen OAS Shipping AS, Knutsen Bøyelaster XI KS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited and further novated by the Novation Agreement, dated February 20, 2013, between Knutsen Bøyelaster XI KS, KNOT Shuttle Tankers 18 AS and Brazil Shipping I Limited (incorporated by reference to Exhibit 10.13 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

Exhibit Number	Description

4.22†	Bodil Knutsen Time Charter Party, dated October 7, 2010, between Knutsen Bøyelaster VI KS and Statoil ASA, amended by Addendum No. 1, dated March 29, 2011, between Knutsen Bøyelaster VI KS and Statoil ASA and novated by the Novation Agreement, dated February 18, 2013, between Knutsen Bøyelaster VI KS, KNOT Shuttle Tankers 17 AS and Statoil ASA (incorporated by reference to Exhibit 10.14 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.23**	Share Purchase Agreement, dated July 11, 2013, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS

4.24**	Seller’s Credit, dated August, 1, 2013, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS

4.25	Share Purchase Agreement, dated June 23, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 10.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on June 27, 2014)

4.26	Share Purchase Agreement, dated June 23, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 10.3 to the registrant’s Report of Foreign Issuer on Form 6-K filed on June 27, 2014)

4.27*	Share Purchase Agreement, dated December 10, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS, as amended

4.28*	Seller’s Credit, dated December 15, 2014, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS

8.1*	Subsidiaries of KNOT Offshore Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.
**	Incorporated by reference to the Exhibits of the Partnership’s Annual Report on Form 20-F for fiscal year ended December 31, 2013.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP

By:	/s/ ARILD VIK
Name:	Arild Vik
Title:	Chief Executive Officer and Chief Financial Officer

Date: March 25, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of KNOT Offshore Partners LP

We have audited the accompanying consolidated and combined carve-out balance sheets of KNOT Offshore Partners LP as of December 31, 2014 and 2013, as described in Note 2 (a), and the related consolidated and combined carve-out statements of operations, comprehensive income, partners’ capital / owners’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated and combined carve-out financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated and combined carve-out financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of KNOT Offshore Partners LP at December 31, 2014 and 2013, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Bergen, Norway

March 25, 2015

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Statements of Operations

for the Years Ended December 31, 2014, 2013 and 2012

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2014	2013	2012
Operating revenues: (Notes 2(d), 5 and 18)
Time charter and bareboat revenues	$112,784	$73,151	$62,078
Other income	57	—	—
Loss of hire insurance recoveries (Note 8)	—	250	3,575

Total revenues (Notes 2(d), 5, 6, 8 and 18)	112,841	73,401	65,653

Operating expenses: (Note 18)
Vessel operating expenses (Note 2(d))	23,879	14,288	13,000
Depreciation (Note 13)	34,322	23,768	21,181
General and administrative expenses	4,323	5,361	4,834

Total operating expenses	62,524	43,417	39,015

Operating income	50,317	29,984	26,638

Finance income (expense): (Notes 2(e) and 18)
Interest income	13	30	19
Interest expense (Note 9(a))	(15,271)	(10,773)	(13,471)
Other finance expense (Note 9(b))	(1,271)	(2,048)	(3,378)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	(6,407)	505	(6,031)
Net gain (loss) on foreign currency transactions	26	193	(1,771)

Total finance expense	(22,910)	(12,093)	(24,632)

Income before income taxes	27,407	17,891	2,006
Income tax expense (Notes 2(q) and 17)	(15)	(2,827)	(1,261)

Net income	$27,392	$15,064	$745

General Partner’s interest in net income	536	301	—
Limited Partner’s interest in net income	26,856	14,764	—

Earnings per unit: (Note 21)(1)
Common units (basic and diluted)	$1.369	$1.063	—
Subordinated units (basic and diluted)	$1.343	$1.065	—
General partner units (basic and diluted)	$1.329	$1.063	—

Cash distributions declared and paid per unit (Note 21)	$1.795	$0.752	—

(1)	Earnings per unit information for the year ended December 31, 2013 is in respect of the period from the closing of the IPO (April 15, 2013) to December 31, 2013.

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Statements of Comprehensive Income

for the Years Ended December 31, 2014, 2013 and 2012

(U.S. Dollars in thousands)

	2014	2013	2012
Net income	$27,392	$15,064	$745
Other comprehensive income, net of tax	—	—	—

Comprehensive income	$27,392	$15,064	$745

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Balance Sheets

as of December 31, 2014 and 2013

(U.S. Dollars in thousands)

	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents (Notes 2(f) and 11)	$30,746	$28,836
Restricted cash (Notes 2(g) and 11)	—	458
Trade accounts receivable, less allowance for doubtful accounts of $0 in, 2014 and $0 in 2013 (Notes 2(h) and 12(a))	—	—
Amounts due from related parties (Note 18(d))	130	77
Inventories (Note 2(i))	915	578
Current portion of derivative assets (Notes 2(p), 10 and 11)	—	248
Other current assets (Notes 2(j) and 12(b))	3,958	1,814

Total current assets	35,749	32,011

Long-term assets:
Vessels and equipment (Notes 2(k), 2(l), 2(m), 13 and 18(a)):
Vessels	1,131,321	692,926
Less accumulated depreciation and amortization	(109,464)	(75,141)

Vessels and equipment, net	1,021,857	617,785

Goodwill (Notes 2(n), 14 and 22)	6,217	5,750
Deferred debt issuance cost (Note 2(o))	3,959	2,010
Derivative assets (Notes 2(p), 10 and 11)	2,966	2,617

Total assets	$1,070,748	$660,173

Liabilities and Partners’ Capital/Owners’ Equity
Current liabilities:
Trade accounts payable (Note 18(e))	$1,869	$1,107
Accrued expenses (Note 15)	2,735	2,642
Current portion of long-term debt (Notes 11 and 16)	38,718	29,269
Current portion derivative liabilities (Notes 2(p), 10 and 11)	7,450	2,124
Income taxes payable (Notes 2(q) and 17)	362	743
Current portion of contract liabilities (Notes 2(n) and 14(b))	1,518	1,518
Prepaid charter and deferred revenue (Note 2(r))	6,751	4,471
Amount due to related parties (Note 18(d))	628	163

Total current liabilities	60,031	42,037

Long-term liabilities:
Long-term debt (Notes 11 and 16)	562,503	310,359
Contract liabilities (Notes 2(n) and 14(b))	11,275	12,793
Deferred tax liabilities (Notes 2(q) and 17)	1,402	2,141
Long-term debt from related parties (Notes 11 and 16)	12,000	10,349
Other long-term liabilities (Note 2(r)	4,172	567

Total liabilities	651,383	378,246

Commitments and contingencies (Notes 2(s) and 19)
Equity:
Partners’ capital:
Common unitholders	307,544	168,773
Subordinated unitholders	103,680	107,857
General partner interest	8,141	5,297

Total partners’ capital	419,365	281,927

Total liabilities and equity	$1,070,748	$660,173

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out

Statements of Changes in Partners’ Capital/Owners’ Equity

for the Years Ended December 31, 2014, 2013 and 2012

(U.S. Dollars in thousands)

						Total
		Partners’ Capital			Accumulated	Partners’
	Owners’ Invested Equity	Common Units	Subordinated Units	General Partner	Other Comprehensive Income	Capital/ Owners’ Equity
Combined carve-out balance at December 31, 2012	$97,194	—	—	—	—	$97,194
Combined carve-out net loss (Jan 1 to April 15, 2013)	(3,538)	—	—	—	—	(3,538)
Combined carve-out other comprehensive income	—	—	—	—	—	—
Movement in invested Equity	10,882	—	—	—	—	10,882
Combined balance at April 15, 2013	104,538	—	—	—	—	104,538
Elimination of equity	27,792	—	—	—	—	27,792
Allocation of partnership capital to unitholders	(132,330)	—	127,141	5,189	—	—
Proceeds from initial public offering (8,567,500 common units including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units) net of underwriters’ discount of $11,605 (Note 3)	—	168,313	—	—	—	168,313
Cash distribution to KNOT	—	—	(21,954)	—	—	(21,954)
Initial public offering costs	—	(2,201)	—	—	—	(2,201)
Post initial public offering net income	—	9,106	9,125	371		18,602
Other comprehensive income	—	—	—	—	—	—
Cash distributions	—	(6,445)	(6,455)	(263)	—	(13,163)
Consolidated balance at December 31, 2013	—	168,773	107,857	5,297	—	281,927
Net income	—	15,349	11,507	536	—	27,392
Cash distribution	—	(20,226)	(15,684)	(727)	—	(36,637)
Proceeds from public offering (5,240,000 common units including 640,000 common units pursuant to the exercise of the underwriter’s option to purchase additional common units), net of underwriters’ discount of $4,991 (Note 23)	—	143,983	—	3,040	—	147,023
Offering cost (Note 23)	—	(335)	—	(5)	—	(340)
Other comprehensive income	—	—	—	—	—	—
Consolidated balance at December 31, 2014	$—	$307,544	$103,680	$8,141	$—	$419,365

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Statements of Cash Flows

for the Years Ended December 31, 2014, 2013 and 2012

(U.S. Dollars in thousands)

	Year Ended December 31,
	2014	2013	2012
Cash flows provided by operating activities:
Net income	$27, 392	$15,064	$745
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	34,322	23,768	21,181
Amortization of contract intangibles / liabilities	(1,518)	(1,518)	(1,518)
Amortization of deferred revenue	(1,170)	(427)	(427)
Amortization of deferred debt issuance cost	3,021	1,741	982
Income tax expense	15	2,827	1,261
Income taxes paid	(731)	—	—
Unrealized (gain) loss on derivative instruments	3,910	(1,770)	549
Unrealized (gain) loss on foreign currency transactions	(136)	32	579
Other items	(16)	—	1
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable	—	99	(6)
Decrease (increase) in amounts due from related parties	(49)	(77)	—
Decrease (increase) in inventories	58	197	(71)
Decrease (increase) in other current assets	(172)	2,555	(1,609)
Increase (decrease) in trade accounts payable	337	662	(334)
Increase (decrease) in accrued expenses	(2,092)	771	(342)
Increase (decrease) prepaid revenue	793	101	(1,684)
Increase (decrease) in amounts due to related parties	(4,625)	109	—
Increase (decrease) in other liabilities	—	26	—

Net cash provided by operating activities (Note 20)	59,339	44,160	19,307

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	6	215	(52)
Acquisition of the Carmen Knutsen (net of cash required) (Note 22)	—	(55,683)	—
Acquisition of the Hilda Knutsen and Torill Knutsen (net of cash required) (Note 22)	(105,296)	—	—
Acquisition of the Dan Cisne (net of cash required) (Note 22)	(16,656)	—	—

Net cash used in investing activities	(121,946)	(55,468)	(52)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 16)	377,813	45,422	—
Proceeds from issuance of long-term debt from related parties (Note 16 and 18)	12,000	10,453	—
Repayment of long-term debt (Note 16)	(420,196)	(142,873)	(28,083)
Repayment of long-term debt from related parties	(10,612)	—	—
Accumulated interest from related party	263	—	—
Payments of debt issuance cost	(5,004)	(1,098)	—
Changes in payables to owners and affiliates (Note 20)	—	—	3,491
Changes in payables to related parties	—	(15,174)	—
Contributions from/distribution to owner, net (Note 20)	—	11,623	3,414
Proceeds from public offerings, net of underwriters’ discount	147,023	168,313	—
Cash distributed to KNOT	—	(21,954)	—
Offering cost	(340)	(2,201)	—
Cash distribution	(36,637)	(13,163)	—
Change in restricted cash	458	(458)	22

Net cash provided by (used in) financing activities	64,768	38,890	(21,156)

Effect of exchange rate changes on cash	(251)	(33)	(1)
Net increase (decrease) in cash and cash equivalents	1,910	27,549	(1,902)
Cash and cash equivalents at the beginning of the year	28,836	1,287	3,189

Cash and cash equivalents at the end of the year	$30,746	$28,836	$1,287

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated and Combined Carve-Out Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

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

On June 27, 2014, the Partnership issued and sold 4,600,000 common units in an underwritten public offering (the “June 2014 Offering”). In connection with the June 2014 Offering, the Partnership also granted the underwriters the option to purchase an additional 690,000 common units. In connection with the partial exercises (the “Option Exercises”) by the underwriters of their option to purchase additional common units, on July 14, 2014 and July 24, 2014, the Partnership issued and sold 150,000 common units and 490,000 common units, respectively, and the General Partner made additional capital contributions to the Partnership in order to maintain its 2% general partner interest in the Partnership.

The net proceeds from the June 2014 Offering and the Option Exercises (an aggregate of $144.0 million) and related capital contributions by the General Partner (an aggregate of $3.0 million) were used to fund the purchase price of the acquisitions of the companies that own the Hilda Knutsen and the Torill Knutsen from Knutsen NYK Offshore Tankers AS and for general partnership purposes.

On June 30, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS, the companies that own the Hilda Knutsen and the Torill Knutsen, respectively, from KNOT. The acquisitions of the Hilda Knutsen and the Torill Knutsen were accounted for as an acquisition of businesses. Accordingly, the results of operations of the Hilda Knutsen and the Torill Knutsen are consolidated into the Partnership’s results as of the date of their acquisitions.

On December 15, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 20 AS, the company that owns the Dan Cisne, from KNOT. The acquisition of the Dan Cisne was accounted for as an acquisition of a business. Accordingly, the results of operations of the Dan Cisne are consolidated into the Partnership’s results as of the date of its acquisition.

Please read Note 22—Business Acquisitions.

Each of the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, and the Dan Cisne are referred to as a “Vessel” and, collectively, as the “Vessels.” As of December 31, 2014, the Partnership operated a fleet of eight vessels. The Vessels operate under fixed long-term charter contracts to charterers, except for the Windsor Knutsen. In April 2014, the Partnership was notified that BG Group would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. In July 2014, the vessel was re-delivered. In June 2014, the Partnership entered into a new two-year time charter contract with BG Group for the Windsor Knutsen that will commence in the fourth quarter of 2015 and has three one-year extension options. Prior to the commencement of its time charter with BG Group, the Windsor Knutsen is being employed under a time charter with KNOT. The time charter for the Bodil Knutsen expires in 2016 and contains customer options for extension through 2019. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023. The time charter for the Carmen Knutsen expires in 2018 and contains customer options for extension through 2021. The time charters for the Hilda Knutsen and the Torill Knutsen each expire in 2018 and contain a customer option for extension through 2023. The Dan Cisne is under a bareboat charter contract that expires in 2023.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The consolidated and combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany balances and transactions are eliminated.

The consolidated and combined carve-out financial statements include the financial statements of the entities listed in Note 4—Subsidiaries.

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flows and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. As of February 27, 2013, KNOT Shuttle Tankers AS acquired the 100% ownership in KNOT Shuttle Tankers 12 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, and Knutsen Shuttle Tankers XII AS in a reorganization under common control. As of February 27, 2013, KNOT Shuttle Tankers 12 AS and Knutsen Shuttle Tankers XII AS owned a 90% and 10% ownership interest, respectively, in Knutsen Shuttle Tankers XII KS; and KNOT Shuttle Tankers 17 AS owned a 100% interest in the Bodil Knutsen and KNOT Shuttle Tankers 18 AS owned a 100% interest in the Windsor Knutsen. As a reorganization of entities under common control, the transfer of the subsidiaries and other net assets has been recorded at KNOT’s historical book value.

The Bodil Knutsen and the Windsor Knutsen were not operated as discrete units or included in single purpose legal entities. Accordingly, these Vessels have been “carved-out” of KNOT’s assets, liabilities, revenues, expenses and cash flows as they relate to the Combined Entity’s business through the use of the information system of KNOT. Specific information is recorded and coded by vessel for each accounting transaction for certain line items in the combined carve-out financial statements. Therefore, amounts for such Vessels were specifically identified for revenues, vessel expenses, vessel operating expenses, depreciation and amortization, interest expense and related debt issuance cost for long-term debt and realized and unrealized losses on derivative instruments; and related balances for such Vessels were specifically identified for trade accounts receivable, inventories, prepaid expenses, vessels and equipment, intangible assets, trade accounts payable, certain accrued expenses, prepaid charter revenues, long-term debt, derivative liabilities and contract liabilities.

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

The following items, which are not directly attributable to the Vessels, have been allocated to the combined carve-out financial statements as set forth below:

•	General and administrative expenses of KNOT were invoiced to its subsidiaries based upon certain transfer pricing principles by type of cost. See to Note 18—Related Party Transactions. The invoiced amounts that cannot be attributed to the Bodil Knutsen and the Windsor Knutsen have been allocated pro rata based on the number of vessels in KNOT’s fleet.

•	Cash and cash equivalents for general purposes at the legal entity level have not been allocated. The cash and cash equivalents and restricted cash balances are only included in the combined carve-out balance sheets to the extent they are specifically related to the Bodil Knutsen’s and the Windsor Knutsen’s petty cash or provisions of the loan agreements. Interest income cannot be attributed to the specific Vessels and has only been included in the combined carve-out financial statements to the extent it relates to an interesting bearing cash account included in the combined carve-out balance sheets.

•	Payables to owners and affiliates (“owner balances”) are not tracked on an individual Vessel basis for the Bodil Knutsen and the Windsor Knutsen but at the legal entity level. General allocations of owner balances based on the number of vessels within a legal entity would be inherently arbitrary. Therefore, the Combined Entity has identified specific payments made by owners to shipyards on Vessels under construction or conversion on behalf of the legal entity owning the Vessel and reflected these balances as payable to owners and affiliates, adjusted for subsequent external bank refinancing or settlements of payables at the legal entity level, in the combined carve-out balance sheet. Interest expense has been allocated on the basis of these owner balances and the historical intercompany interest rates charged by the owners to its subsidiaries on owner balances.

•	Net gain (loss) of foreign currency transactions cannot be attributed directly to the Bodil Knutsen and the Windsor Knutsen and has been allocated based upon specifically identified or allocated balances included on the combined carve-out balance sheets.

•	Goodwill arose in 2008 when TSSI acquired the remaining 50% interest in the majority of KNOT’s vessels, including the Windsor Knutsen and the three other Vessels of the Combined Entity under construction, in a transaction that was accounted for as a step acquisition. This transaction resulted in goodwill for KNOT. KNOT’s goodwill was allocated to the Combined Entity based upon the Combined Entity percentage of fair value of the Vessel, the Vessels under construction and the favorable or unfavorable charter contract rights acquired at the acquisition date to the total fair value acquired by KNOT for all vessels, vessels under construction and favorable or unfavorable charter contract rights. See Note 2(n)—Summary of Significant Accounting Policies—Goodwill and Intangibles and Note 14—Goodwill, Intangible Assets and Contract Liabilities.

The Partnership’s activities included in the consolidated and combined carve-out financial statements contain Norwegian entities or activities that were organized as non-taxable partnerships or were without tax status. To reflect the historical cost of doing business, the income tax expense and related deferred tax assets and liabilities arising for the Combined Entity activities included in the historical parent entities have been included in the consolidated and combined carve-out financial statements calculated on a separate return basis.

The Vessels of the Partnership were not historically owned by a separate legal entity or operated as a discrete group. Therefore, no separate share capital existed in owner’s equity. Further, certain Vessels had cash accounts shared with other vessels of the KNOT Group that were not allocated to the Combined Entity.

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

Management believes that the allocations included in these consolidated and combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Partnership on a stand-alone basis.. However, the financial position, results of operations and cash flows of the Combined Entity as presented may differ from those that would have been achieved had the Partnership operated autonomously for all years presented as the Partnership would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone listed publicly traded entity for the periods prior to the IPO. Accordingly, the consolidated and combined carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Business combinations

Reorganization of entities under common control is accounted for similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, over the historical cost of the combining entity is accounted for as an equity distribution. In addition, re-organization of entities under common control is accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under common control. Therefore, the Partnership’s financial statements prior to the date the interests in the combining entity were actually acquired are retroactively adjusted to include the results of the combined entity during the periods it was under common control of KNOT.

As discussed in Note 1—Description of Business, under the Partnership’s Partnership Agreement, the General Partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO in April 2013 until the time of the Partnership’s first AGM on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the date of the Partnership’s first annual meeting of common unitholders, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retains the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership has not accounted for any acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. bargain purchase) is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. The results of operations of the acquired businesses are included in the consolidated results as of the date of the applicable acquisition.

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

(e) Financial Income (Expense)

Interest expense incurred on the Partnership’s debt incurred during the construction of the Vessels exceeding one year are capitalized during the construction period.

(f) Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(g) Restricted Cash

Restricted cash consists of bank deposits, which may only be used to settle principal payments under the Partnership’s Vessel financing agreements.

(h) Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month’s charter the first day of each month. See Note 2(r)—Summary of Significant Accounting Policies—Prepaid Charter and Deferred Revenue. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership establishes provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Partnership considers the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written-off. There were no allowances for doubtful accounts or amounts written off against the allowance for doubtful accounts as of December 31, 2014 and 2013. The Partnership does not have any off-balance-sheet credit exposure related to its customers.

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

Generally, the Partnership drydocks each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter, as required for the renewal of certifications issued by classification societies. For vessels operating on time charters, the Partnership capitalizes the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking. Drydock cost is depreciated on a straight-line basis over the period until the next planned drydocking takes place. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is initially allocated to a drydock component and depreciated on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, the Partnership expenses the remaining balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charterparty bears the cost of any drydocking.

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

(l) Capitalized Interest

Interest expense incurred on the Partnership’s debt during the construction of the Vessels exceeding one year is capitalized during the construction period.

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

Other intangible assets represent contractual rights for charters obtained in connection with a step acquisition that had favorable contractual terms relative to market as of the acquisition date. Contractual rights for charters obtained in connection with a step acquisition that had unfavorable contractual terms are classified as contract liabilities in the consolidated and combined carve-out balance sheets. The favorable and unfavorable contract rights are amortized to revenues over the period of the contract.

(o) Debt Issuance Costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

(p) Derivative Instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated and combined carve-out balance sheets and subsequently measured to fair value. The Partnership does not apply hedge accounting to its derivative instruments. Changes in the fair value of the derivative instruments are recognized in earnings. Gains and losses from the interest rate swap contracts of the Partnership related to long-term mortgage debt and foreign exchange forward contracts are recorded in realized and unrealized gain (loss) on derivative instruments in the consolidated and combined carve-out statements of operations. Cash flows related to interest rate swap contracts are presented as cash flows provided by operating activities. Cash flows related to foreign exchange forward contracts entered into to economically hedge operating expenses in currencies other than U.S. Dollars are presented as cash flows provided by operating activities in the consolidated and combined carve-out statements of cash flows, while cash flows related to foreign exchange forward contracts entered into to hedge contractual obligations to pay the shipyard in currencies other than functional currency of U.S. Dollars are presented as cash flows used in investing activities in the consolidated and combined carve-out statements of cash flows.

(q) Income Taxes

Historically, part of the Partnership’s activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject to the Norwegian Tonnage Tax regime (the “tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel, and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated and combined carve-out statements of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated and combined carve-out statements of operations. The amounts of tonnage tax included in operating expenses for the years ended December 31, 2014, 2013 and 2012 were $126,000, $100,000 and $66,000, respectively.

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

(u) Accounting Pronouncement Not Yet Adopted

New Accounting Standards not yet adopted

In May 2014, the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) issued a comprehensive revenue recognition standard that will supersede existing revenue guidance under U.S. GAAP and IFRS, Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09) for U.S. GAAP. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires an entity to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted under U.S. GAAP. The Partnership is evaluating the effect of adopting this new accounting guidance.

In August 2014, FASB issued Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued (or available to be issued when applicable) and, if so, disclose that fact. Management will be required to make this evaluation for both annual and interim reporting periods, if applicable. Management also is required to evaluate and disclose whether its plans alleviate that doubt. The standard is effective for annual periods after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted. The Partnership is evaluating the effect of adopting this new accounting guidance. The Partnership does not expect the adoption of this standard to have a material impact on the consolidated and combined financial statements.

In October 2014, FASB issued Interest – Imputation of Interest (Subtopic 835-30), simplifying the presentation of debt issuance cost. To reduce complexity, the proposed guidance would require that debt issuance costs to be considered a deduction to the corresponding debt for presentation purposes, rather than presented as an asset. The recognition and measurement guidance for debt issuance costs and certain other accounting for debt issuance costs (e.g. as part of the troubled debt restructurings ASC 470-60) would not be affected by the proposal. The proposal would be applied retrospectively. The effective date has not yet been determined.

There are no recent accounting pronouncements issued whose adoption would have a material impact on the Partnership’s combined consolidated and combined carve-out financial statements in the current year or are expected to have a material impact on future years.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with the transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT UK its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This has been accounted for as a capital contribution by KNOT to the Partnership. However, for the purpose of the historical combined carve-out financial statements, the net assets of the Vessels are included in the carve-out balance sheet as of December 31, 2012.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the IDRs, which will entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter.

(iii)	The Partnership issued 349,694 general partner units to the General Partner, KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs have been expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) have been used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The reminder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

•	An Administrative Services Agreement with KNOT UK, pursuant to which:

•	KNOT UK agreed to provide to the Partnership administrative services; and

•	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);

•	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;

•	A Contribution and Sale Agreement with KNOT. See Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation;

•	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and

•	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:

•	To what extent the Partnership and KNOT may compete with each other;

•	The Partnership’s option to purchase the Carmen Knutsen within 24 months after the closing of the IPO, any of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT within 24 months after KNOT notifies the Partnership’s board of directors of their respective acceptances by their charterers upon reaching an agreement with KNOT regarding the respective purchase prices;

•	Certain rights of first offer on shuttle tankers operating under charters of five or more years;

•	The provision of certain indemnities to the Partnership by KNOT; and

•	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2014.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding company
KNOT Shuttle Tankers AS	Norway	Holding company
KNOT Shuttle Tankers 12 AS	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers XII KS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers XII AS	Norway	General partner of Knutsen Shuttle Tanker XII KS
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 20 AS	Norway	Owner of the Dan Cisne

5) Significant Risks and Uncertainties Including Business and Credit Concentrations

All but one of the Vessels is employed under long-term fixed rate charters, which mitigates earnings risk. The Partnership’s operational results are dependent on the worldwide market for shuttle tankers and timing of entrance into long-term charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates may vary from year to year. The market is mainly dependent upon two factors: the supply of vessels and the overall growth in the world economy. The general supply of vessels is impacted by the combination of newbuilds, demolition activity of older vessels and legislation that limits the use of older vessels or new standards for vessels used in specific trades.

As of December 31, 2014, all of the Partnership’s Vessel crews, which are employed through Knutsen OAS Shipping AS, were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its customers during the years ended December 31, 2014, 2013 and 2012.

The following table presents revenues and percentage of combined revenues for customers that accounted for more than 10% of the Partnership’s combined revenues during the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,
(U.S. Dollars in thousands)	2014		2013		2012
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	25,666	23%	22,860	31%	24,980	38%
Eni Trading and Shipping S.pA	23,512	21%	—	—	—	—
Statoil ASA	22,263	20%	21,563	29%	22,193	34%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	20,338	18%	8,417	12%	—	—
Brazil Shipping I Limited, a subsidiary of BG Group Plc	$12,124	11%	$20,311	28%	$14,905	23%

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

6) Operating Leases

The time charters and bareboat charters of the Vessels with third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters and bareboat charters as of December 31, 2014, were as follows:

(U.S. Dollars in thousands)
2015	$140,929
2016	141,425
2017	136,223
2018	79,566
2019	33,650
2020 and thereafter	117,404

Total	$649,197

The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues presented in the table above have not been reduced by estimated off-hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

Partnership’s fleet as of December 31, 2014 consisted of:

•	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);

•	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Fronape International Company, a subsidiary of Transpetro;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2016 with Statoil ASA (“Statoil”), with options to extend until May 2019;

•	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The vessel operated under a time charter with Brazil Shipping I Limited, a subsidiary of BG Group Plc, until July 28, 2014. Since July 29, 2014 the vessel has been employed under a time charter with KNOT that will expire in the fourth quarter of 2015, when the vessel commences operations under a two year time charter with Brazil Shipping I Limited, a subsidiary of BG Group Plc, with options to extend until 2020;

•	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2018, with Repsol Sinopec Brasil, S.A, a subsidiary of Repsol Sinopec Brasil, B.V. (“Repsol”), with options to extend until January 2021;

•	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2018 with Eni Trading and Shipping S.pA. (“ENI”);

•	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2018 with ENI; and

•	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Fronape International Company, a subsidiary of Transpetro.

7) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. At December 31, 2014, the Partnership’s fleet operated under five time charters and three bareboat charters. At December 31, 2013, the Partnership’s fleet operated under three time charters and two bareboat charters, and during 2012 the Partnership’s fleet operated under two time charters and two bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10 % of the Partnership’s consolidated and combined revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Insurance Proceeds

In August 2014, the Bodil Knutsen sustained minor damage to its propeller. At December 31, 2014, the Partnership recorded $0.2 million for probable insurance recoveries. See Note 12(b) — Trade Accounts Receivables and Other Current Assets—Other Current Assets.

In March 2012, the Windsor Knutsen damaged its propeller. As a result, the Vessel was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. During the year ended December 31, 2014, 2013 and 2012, the Partnership received payments for loss of hire insurance of $nil million, $0.3 million and $3.6 million, respectively, which were recorded as a component of total revenues since day rates are recovered under terms of the policy.

In addition, as of April 15, 2013 and December 31, 2012, the Partnership recorded $3.5 million and $3.0 million, respectively, for the probable recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller damage to the Windsor Knutsen. This is classified under vessel operating expenses along with the cost of the repairs of $4.0 million and $4.1 million during 2013 and 2012, respectively.

In accordance with the Contribution and Sale Agreement entered into as of April 15, 2013, insurance claims were not transferred to the Partnership upon closing. There were no new insurance claims during 2013, and based on this and based on the Contribution and Sale Agreement entered into as of April 15, 2013, there was no claim in the consolidated and combined carve-out balance sheet as of December 31, 2013. See Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Capital and Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation.

9) Finance Income (Expense)

(a) Interest Expense

A reconciliation of total interest cost to interest expense as reported in the consolidated and combined carve-out statements of operations for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013	2012
Interest cost capitalized	$—	$—	$—
Interest expense	15,271	10,773	13,471

Total interest cost	$15,271	$10,773	$13,471

(b) Other Finance Expense

The following table presents the other finance expense for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013	2012
Bank fees, charges and external guarantee costs	$1,221	$1,414	$1,169
Related party guarantee commissions (Note 18)	—	634	2,206
Related party financing service fee (Note 18)	50	—	3

Total other finance expense	$1,271	$2,048	$3,378

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

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

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

All interest rate swap contracts entered into in conjunction with the individual vessel financings prior to the closing date of the IPO have been carved out, as they were readily separable and identifiable within the books of KNOT. Additionally, all these interest rate swap contracts have been retained by KNOT and have not been transferred to the Partnership. Therefore, such interest rate swap contracts have been eliminated from the Partnership’s opening equity position as of April 16, 2013. See Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Capital and Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation.

As of December 31, 2014 and 2013, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $382.3 million and $200 million, respectively. As of December 31, 2014, the carrying amount of the interest rate swaps contracts were net liabilities of $1.7 million, and as of December 31, 2013, the carrying amount of the interest rate swap contracts were net assets of $0.5 million. See Note 11—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. The Partnership’s predecessor also from time to time contracted vessels with contractual obligations to pay the yards in currencies other than the U.S. Dollar. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of December 31, 2014 and 2013, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 127.9 million and NOK 124.4 million, respectively. As of December 31, 2014 and 2013, the carrying amount of the Partnership’s foreign exchange forward contracts was a liability of $2.7 million and an asset of $0.2 million, respectively. See Note 11—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31
(U.S. Dollars in thousands)	2014	2013	2012
Realized gain (loss)
Interest rate swap contracts	$(2,997)	$(1,265)	$(5,482)
Foreign exchange forward contracts	500	—	—
Unrealized gain (loss)
Interest rate swap contracts	(919)	1,522	(549)
Foreign exchange forward contracts	(2,991)	248	—

Total	$(6,407)	$505	$(6,031)

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of December 31, 2014 and 2013. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2014		December 31, 2013
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$30,726	$30,726	$28,836	$28,836
Restricted cash	—	—	458	458
Current derivative assets:
Foreign exchange forward contract	—	—	248	248
Non-current derivative assets:
Interest rate swap contracts	2,966	2,966	2,617	2,617
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	4,708	4,708	2,124	2,124
Foreign exchange forward contract	2,742	2,742	—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	613,221	613,221	349,977	350,999

The carrying amounts shown in the table above are included in the consolidated and combined carve-out balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2014 and 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Interest rate swap contracts : The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 4.5 years and 4.3 years, respectively), (2) the notional amount of the swap contract (ranging from $14,983 to $50,000), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.25% to 2.42% for the contracts as of December 31,2014 and rates ranging from 1.25% to 1.44% for the contracts as of December 31, 2013).

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to the KNOT Group for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership. As all long-term debt has been refinanced in the period from June 2014 to November 2014 the fair value is based on the margin obtained in the refinancing and therefore the fair value equals the carrying value as of December 31, 2014.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2014 and 2013:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2014	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$30,726	$30,726	$—	$—
Restricted cash	—	—	—	—
Current derivative asset:
Foreign exchange forward contracts	—	—	—	—
Non-current derivative assets:
Interest rate swap contracts	2,966	—	2,966	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	4,708	—	4,708	—
Foreign exchange forward contracts	2,742	—	2,742	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	613,221	—	613,221	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2013	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$28,836	$28,836	$—	$—
Restricted cash	458	458	—	—
Current derivative asset:
Foreign exchange forward contracts	248	—	248	—
Non-current derivative assets:
Interest rate swap contracts	2,617	—	2,617	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,124	—	2,124	—
Foreign exchange forward contracts	—	—	—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	350,999	—	350,999	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of December 31, 2014 and 2013.

12) Trade Accounts Receivables and Other Current Assets

(a) Trade Accounts Receivables

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2014 and 2013, there was no provision for doubtful accounts.

(b) Other Current Assets

Other current assets consist of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013
Insurance claims for recoveries	189	—
Refund of value added tax	453	312
Prepaid expenses	464	247
Current portion of deferred debt issuance cost	1,149	1,116
Other receivable	1,703	139

Total other current assets	$3,958	$1,814

13) Vessels and Equipment

(U.S. Dollars in thousands)	Vessel & equipment	Accumulated depreciation	Net vessels
Balance December 31, 2012	$548,141	$(51,373)	$496,768

Additions	143,231	—	143,231
Drydock costs	1,781	—	1,781
Transfer from vessels under construction	—	—	—
Disposals	(227)	—	(227)
Depreciation	—	(23,768)	(23,768)

Balance December 31, 2013	$692,926	$(75,141)	$617,785

Additions	434,232	—	434,232
Drydock costs	4,277	—	4,277
Transfer from vessels under construction	—	—	—
Disposal	(114)	—	(114)
Depreciation	—	(34,322)	(34,322)

Balance December 31, 2014	$1,131,321	$(109,464)	$1,021,857

As of December 31, 2014 and 2013, Vessels with a book value of $1,022 million and $618 million, respectively, are pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 16—Long-Term Debt.

Drydocking activity for the years ended December 31, 2014 and 2013 is summarized as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013
Balance at the beginning of the year	$3,369	$2,472
Costs incurred for drydocking	69	12
Costs allocated to drydocking as part of acquisition of business	4 208	1,769
Drydock depreciation	(1,772)	(884)

Balance at the end of the year	$5,874	$3,369

14) Goodwill, Intangible Assets and Contract Liabilities

(a) Goodwill

Goodwill arose in 2008 when TSSI acquired the remaining 50% interest in the majority of KNOT’s vessels, including the Windsor Knutsen and the three other Vessels of the Partnership under construction, in a transaction that was accounted for as a step acquisition. The goodwill increased in June 2014, in connection with the acquisition of the Hilda Knutsen and the Torill Knutsen; see Note 22—Business Acquisitions and see Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation for a discussion on the allocation method.

The carrying amount of goodwill that was allocated to the Partnership was $6,217 and $5,750 as of December 31, 2014 and 2013, respectively. In 2014 and 2013, the Partnership conducted a goodwill impairment review and concluded that no impairment had occurred

(b) Intangible Assets and Contract Liabilities

The Partnership’s identified finite-lived intangible assets associated with contractual rights for a charter of a Vessel obtained in connection with a step acquisition in 2008 that had favorable contractual terms relative to market as of the acquisition date. The finite-lived intangible assets of $533 were fully amortized as of December 31, 2010. In addition, as part of that transaction, unfavorable contractual rights for charters of two of the Vessels that had unfavorable contractual terms were identified. The unfavorable contract rights are amortized over the period of the contract to time charter and bareboat revenues as follows:

(U.S. Dollars in thousands)	Balance as of December 31, 2012	Amortization for the year ended December 31, 2013	Balance as of December 31, 2013	Amortization for the year ended December 31, 2014	Balance as of December 31, 2014
Contract liabilities:
Unfavorable contract rights	$(15,829)	$1,518	$(14,311)	$1,518	$(12,793)

Total amortization income		$1,518		$1,518

Accumulated amortization for contract liabilities was $5,422 and $3,904 as of December 31, 2014 and 2013, respectively.

The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)	2015	2016	2017	2018	2019 and thereafter
Contract liabilities:
Unfavorable contract rights	$(1,518)	$(1,518)	$(1,518)	$(1,518)	$(6,721)

15) Accrued Expenses

The following table presents accrued expenses as of December 31, 2014 and 2013:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013
Operating expenses	$1,035	$808
Interest expenses	1,700	1,599
Other finance expenses	—	235

Total accrued expenses	$2,735	$2,642

16) Long-Term Debt

Prior to the closing of the IPO, existing vessel financing agreements were amended to permit the transactions pursuant to which the Partnership acquired its initial fleet at the closing of the IPO and to establish a $20.0 million revolving credit facility.

The Partnership used the net proceeds from the IPO to repay either a portion of the amounts outstanding or the full amount outstanding under the existing loan facilities. All amended loan agreements have been assessed for debt extinguishment or debt modifications in accordance with Accounting Standards Codification (ASC) 470, Debt. Debt that has been fully repaid has been accounted for as debt extinguishment, i.e., for all extinguishments of debt, the difference between the reacquisition price (which includes any premium) and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) has been recognized as a gain or loss when the debt was extinguished.

In June 2014, the Partnership entered into two new senior secured credit facilities in order to refinance its existing long term bank debt. The new senior secured credit facilities consist of a $20 million revolving credit facility and two term loans of $220 million and $140 million. The $220 million term loan and the $20 million revolving facility were drawn in June 2014 to repay existing debt under the $120 million loan facility, the $85 million loan facility and the $93 million loan facility secured by the Bodil Knutsen, the Windsor Knutsen and the Carmen Knutsen, respectively, and the seller’s credit from KNOT. The new $140 million term loan was drawn in November 2014 and replaced the $160 million loan facility secured by the Fortaleza Knutsen and the Recife Knutsen. The repayments of the loan facilities in 2014 have been assessed for debt extinguishment or debt modifications in accordance with Accounting Standards Codification (ASC) 470, Debt. These repayments were accounted for as debt extinguishment and $1.8 million has been written off from deferred financing fees and expenses under interest expense for the year ended December 31, 2014.

Long-term debt as of December 31, 2014 and 2013, consisted of following:

		Year Ended December 31,
(U.S. Dollars in thousands)	Vessel	2014	2013
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$212,142	$—
$20 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	20,000	—
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	135,625	—
$160 million loan facility	Fortaleza Knutsen & Recife Knutsen	—	132,425
$120 million loan facility	Bodil Knutsen	—	67,615
$85 million loan facility	Windsor Knutsen	—	52,400
$93 million loan facility	Carmen Knutsen	—	87,188
$117 million loan facility	Hilda Knutsen	86,724	—
$117 million loan facility	Torill Knutsen	87,960	—
$58.8 million loan facility	Dan Cisne	58,770	—
$12.0 million Seller’s Credit		12,000	—
$10.5 million Seller’s Credit		—	10,349

Total long-term debt		613,221	349,977

Less current installments		38,718	29,269
Less $12 million Seller’s Credit		12,000	—
Less $10.5 million Seller’s Credit		—	10,349

Long-term debt, excluding current installments and seller’s credit		$562,503	$310,359

The Partnership’s outstanding debt of $613.2 million as of December 31, 2014 is repayable as follows:

Year Ending December 31,	U.S. Dollars in thousands
2015	$38,718
2016	39,018
2017	39,318
2018	174,887
2019	287,810
2020-2023	33,470

Total	$613,221

As of December 31, 2014, the interest rates on the Partnership’s loan agreements were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 2.125% to 4.5%.

$240 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”) to repay existing debt under the $120 million loan facility, the $85 million loan facility, the $93 million loan facility and the $10.5 million seller’s credit from KNOT. The Senior Secured Loan Facility consists of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. As of December 31, 2014, the Revolving Credit Facility was fully drawn and the outstanding balance was $20.0 million.

The Term Loan Facility is repayable in quarterly instalments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Senior Secured Loan Facility. The Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

The Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital for the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the borrowers and the Partnership were in compliance with all covenants under this facility.

$117 Million Hilda Loan Facility

The $117 million secured loan facility (the “Hilda Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by a vessel mortgage on the Hilda Knutsen. The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the borrowers and the Partnership were in compliance with all covenants under this facility.

$117 Million Torill Loan Facility

The $117 million secured loan facility (the “Torill Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the borrowers and the Partnership were in compliance with all covenants under this facility.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS entered into a senior syndicate secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced the $160 million secured loan facility, described below. The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the New Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the guarantors were in compliance with all covenants under this facility. Due to negative mark-to-market value of foreign exchange forward contracts of $2.7 million as of December 31, 2014, the borrower was not in compliance with the positive working capital covenant, as the working capital included the negative mark-to-market value of foreign exchange forward contracts. As of December 31, 2014, the borrower has received a waiver from the bank syndicate in relation to this breach from December 31, 2014 until March 31, 2015. The breach has since been corrected, and Knutsen Shuttle Tankers XII KS is currently in compliance with this covenant.

$58.8 Million Secured Loan Facility

In April 2014, KNOT’s subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility in connection with the purchase of the vessels from J. Lauritzen. In connection with the Partnership’s acquisition of KNOT Shuttle Tankers 20 AS, the company that owns the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche which is related to the Dan Cisne of $58.8 million (the “Dan Cisne Facility”). The Dan Cisne Facility is guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne. The Dan Cisne Facility is repayable in semiannual instalments with a final balloon payment due at maturity at September 2023. The Dan Cisne Facility bears interest at LIBOR plus a margin of 2.4%. The Dan Cisne Facility contains the following financial covenants:

•	Market value of the Dan Cisne shall not be less than 100% of the outstanding balance under the Dan Cisne Facility for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract and;

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the borrower and the Partnership were in compliance with all covenants under this facility.

$12 Million Seller’s Credit

As part of financing for the purchase of the Dan Cisne, KNOT provided a $12.0 million seller’s credit (the “Dan Cisne Seller’s Credit”). The Dan Cisne Seller’s Credit is non-amortizing, matures in December 2019 or such other date as the parties agree and bears interest at LIBOR plus a fixed margin of 4.5%. Additionally, the Dan Cisne Seller’s Credit is guaranteed by the Partnership, constitutes a senior debt obligation of KNOT Shuttle Tankers AS and has priority over any shareholder loans or equity provided to KNOT Shuttle Tankers AS by its owners. The Dan Cisne Seller’s Credit contains customary provisions in the case of non-payment or bankruptcy proceedings and carries a default interest of LIBOR plus a fixed margin of 8%. Accrued interest on the Dan Cisne Seller’s Credit accumulates at the end of each six-month period and is capitalized.

$160 Million Secured Loan Facility

The $160 million secured loan facility was repaid in full in November 2014 with the proceeds from the $140 million New Fortaleza and Recife Facility noted above.

The $160 million senior secured loan facility was amended in July 2013 to increase borrowing capacity by $25.4 million in connection with the settlement of acquisition of the Carmen Knutsen on August 1, 2013 (such facility, as amended, the “Fortaleza and Recife Facility”).

The Fortaleza and Recife Facility included two tranches. Each tranche was repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. We used $26.3 million of net proceeds from our IPO to repay borrowings under the Fortaleza and Recife Facility.

The Fortaleza and Recife Facility bore interest at LIBOR plus a fixed margin of 3.0%.

The Fortaleza and Recife Facility was secured by the Fortaleza Knutsen and the Recife Knutsen, and the Partnership and KNOT Shuttle Tankers AS were the sole guarantors. It also contained the following financial covenants:

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%.

•	Minimum EBITDA to interest ratio for the Partnership of 2.50;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Market value of the Fortaleza Knutsen and the Recife Knutsen to be no less than 100% of the outstanding balance under the Fortaleza and Recife Facility.

$120 Million Secured Loan Facility

The $120 million secured loan facility was repaid in full in June 2014 with the proceeds from the $240 million Secured Loan Facility noted above.

The $120 million secured loan facility included two tranches. One tranche was repayable in semi-annual installments over five years with final balloon payments due at maturity in February 2016. The second tranche was repayable in semi-annual installments over 12 years. The Partnership used approximately $52.1 million of net proceeds from our IPO to repay borrowings under the $120 million secured loan facility and to amend the facility. The amended facility (the “Bodil Facility”) was a $50.0 million term loan facility and a $20.0 million revolving credit facility. The revolving credit facility bore interest at LIBOR plus a fixed margin of 3% and has a commitment fee equal to 40% of the margin of the revolving credit facility calculated on the daily undrawn portion of the revolving credit facility (40% of 3.0%, which was 1.2% of the undrawn facility amount). The revolving credit facility was drawn in connection with the financing of the Carmen Knutsen.

The Bodil Facility bore interest at LIBOR plus a margin ranging from 0.6% to 3.0%. In addition to the interest rates, the borrower paid to the agent (for distribution to means the Guarantee Institute for Export Credits (“GIEK”)) a guarantee commission of 1.75% per annum of the outstanding amounts under the GIEK guarantee, payable semi-annually in arrears. GIEK is the Norwegian central governmental agency responsible for furnishing guarantees and insurance of export credits.

The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Bodil Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. The Bodil Facility contained the following financial covenants:

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

$85 Million Secured Loan Facility

The $85 million secured loan facility was repaid in full in June 2014 with the proceeds from the $240 million Senior Secured Loan Facility noted above.

The $85 million secured loan facility (the “Windsor Purchase Facility”) was repayable in semi-annual installments over eight years with a final balloon payment due at maturity in May 2015. None of the Windsor Purchase Facility was repaid in connection with our IPO. Under the Windsor Purchase Facility, the borrower paid on a monthly basis into a retention account subsequently used for principal installments, which account was considered restricted cash.

The Windsor Purchase Facility bore interest at LIBOR plus a fixed margin of 2.25%. Before the amendment, the interest rate was LIBOR plus a fixed margin of 0.82%.

The Windsor Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Windsor Purchase Facility. The Windsor Purchase Facility required that the market value of the Windsor Knutsen be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility.

$93 Million Secured Loan Facility

The $93 million secured loan facility was repaid in full in June 2014 with the proceeds from the $240 million Senior Secured Loan Facility noted above.

The $93 million secured loan facility (the “Carmen Facility”) was repayable in quarterly installments over five years with a final balloon payment due at maturity in January 2018. The Carmen Facility bore interest at LIBOR plus a fixed margin of 2.5%. The Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Carmen Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. The Carmen Facility contained the following financial covenants:

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

$10.5 Million Seller’s Credit

As part of the financing for the purchase of the Carmen Knutsen, KNOT provided a seller’s credit to KNOT Shuttle Tankers AS in the form of a loan for $10.5 million (the “Carmen Seller’s Credit”). The Carmen Seller’s Credit was repaid in full in June 2014 with the proceeds from the $240 million Senior Secured Loan Facility noted above. The Carmen Seller’s Credit was non-amortizing and bore interest at LIBOR plus a fixed margin of 4.5%. Additionally, the Carmen Seller’s Credit was guaranteed by the Partnership, constituted a senior debt obligation of the KNOT Shuttle Tankers AS and had priority over any shareholder loans or equity provided to KNOT Shuttle Tankers AS by its owners. The Carmen Seller’s Credit was reduced by $0.1 million as settlement for the working capital in Knutsen Shuttle Tankers 13 AS.

17) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable to Norway for the years ended December 31, 2014, 2013 and 2012 as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013	2012
Income before income taxes	$27,407	$17,891	$2,006

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013	2012
Current tax expense	$15	$686	$—
Deferred tax expense	—	2,141	1,261

Income tax expense	$15	$2,827	$1,261

(b) Tax Rate Reconciliation

Income taxes attributable to income from continuing operations was an income tax expense of $15, $2,827 and $1,261 for the years ended December 31, 2014, 2013 and 2012, respectively, and differed from the amounts computed by applying the Norwegian ordinary income tax rate of 27% in 2014 and 28% in the years before to pretax net income as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands, except for tax rate)	2014	2013	2012
Income tax expense at Norwegian ordinary tax regime(1)	$—	$111	$562
Income tax expense at Norwegian tonnage tax regime		188	—
Income tax expense within UK	15	—	—
Adjustments for amounts not taxable under tonnage tax regime	—	—	(3,154)
Adjustments due to permanent differences	—	—	2,228
Translation differences (1)	—	(168)	(605)
Entrance tax into the Norwegian tonnage tax regime	—	2,696	—
Reduction in income tax benefit resulting from a change in valuation allowance	—	—	2,230

Income tax expense	$15	$2,827	$1,261

Effective tax rate	0%	16%	63%

(1)	These tax elements are related to the carve-out period in 2013, a total tax benefit of $57.

(c) Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2014 and 2013 are presented below.

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013
Deferred tax assets:
Interest rate swaps	$—	$41
Financial loss carry forwards for tonnage tax	9,100	7,718

Total deferred tax asset	9,100	7,759
Less valuation allowance	(9,100)	(7,759)

Net deferred tax asset	—	—

Deferred tax liabilities:
Entrance tax	1,402	2,141

Total deferred tax liabilities	1,402	2,141

Net deferred tax liabilities	$1,402	$2,141

The net deferred tax liability is classified in the consolidated and combined carve-out balance sheets as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013
Current deferred tax asset	$—	$—
Non-current deferred tax liabilities	(1,402)	(2,141)

Net deferred tax liabilities	$(1,402)	$(2,141)

Changes in the net deferred tax liabilities at December 31, 2014 and 2013 are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013
Net deferred tax liabilities at January 1	$2,141	$2,807
Change in temporary differences	(350)	111
Translation differences	(389)	(168)
Elimination of deferred tax not transferred to the partnership	—	(2,750)
Changes in temporary differences after the IPO date	—	2,141

Net deferred tax liabilities at December 31	$1,402	$2,141

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some of or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $9,100 and $7,759 respectively, as of December 31, 2014 and 2013. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of December 31, 2014, the Partnership has determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate has been reduced from 28% in 2013 to 27% in 2014. At December 31, 2013 the entrance tax had declined to approximately $2.7 million due to translation effects and tax rate changes. At December 31, 2014 the entrance tax had declined to approximately $1.8 million due to paid entrance tax, change in tax rate and translation effects. The taxes payable and the deferred tax liabilities, both mainly related to the entrance tax, are calculated based on a tax rate of 27%. Income tax expense for 2014 was calculated by multiplying the tax basis with the UK tax rate.

In 2013, the total entrance tax was estimated at $2.7 million of which approximately $0.6 million was estimated to be payable during 2014. In addition, ordinary tonnage taxes payable were estimated at $0.1 million. Total income taxes payable were estimated at $0.7 million as of December 31, 2013 and equaled taxes paid in 2014. In 2014, the total income taxes payable are estimated to be $0.4 million and income taxes payable consist of payable entrance tax and ordinary UK income tax.

Approximately $0.6 million of the estimated entrance tax of $2.7 million was paid during 2014 and approximately $0.4 million is estimated to be payable in the fourth quarter of 2015 and is presented as income taxes payable, while $1.4 million is presented as non-current deferred taxes payable.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2014. The Partnership had no unrecognized tax benefits as December 31, 2014 and 2013. During the years ended December 31, 2014 and 2013, the Partnership did not incur any interest or penalties on its tax return.

18) Related Party Transactions

(a) Related Parties

Historically, the Combined Entity operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by Nippon Yusen Kaisha (“NYK”). TSSI also controls 99% of KOAS, which subcontracts services from Knutsen OAS Management AS, which served as the vessel management companies for KNOT and its subsidiaries until June 30, 2012. As of July 1, 2012, KNOT Management, a 100% owned subsidiary of KNOT, assumed responsibility for the commercial and technical management of the Vessels.

The Partnership has been charged by KNOT, KOAS and TSSI for commercial services related to the charters, technical and operational support related to the operation of the Vessels, certain administrative costs and finance fees. Consequently, for the periods prior to April 16, 2013, for the purpose of the consolidated and combined carve-out statements of operations, these costs and fees include allocations as described above and in Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation.

On February 18, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owners of the Windsor Knutsen and the Bodil Knutsen, and on March 20, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owner of the Fortaleza Knutsen and the Recife Knutsen. In consideration for the termination of the Commercial Management Agreements a cancellation fee was paid for each Vessel equal to the remuneration to be paid in accordance with the applicable Commercial Management Agreement until the expiration of the time charter or bareboat charter for each Vessel. The cancellation fees have been charged to the consolidated and combined carve-out statement of operations as described in Note 2(a) —Summary of Significant Accounting Policies—Basis of Preparation. On February 18, 2013, the existing technical management agreements were amended. These agreements govern the crew, technical and commercial management of the Vessels. The Windsor Knutsen and the Bodil Knutsen, which operate under time charters, are subject to amended technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these amended technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen and the Recife Knutsen operate under bareboat charters and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel. Although the Dan Cisne also operates under a bareboat charter, KNOT Shuttle Tankers 20 AS has entered into a commercial management agreement with KNOT Management Denmark AS, a 100% owned subsidiary of KNOT, pursuant to which KNOT Management Denmark will provide certain commercial management services.

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

The amounts of such costs and expenses included in the consolidated and combined carve-out statements of operations for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013	2012
Statements of operations:
Time charter and bareboat revenues:
Charter revenues from KNOT (1)	$8,881	$—	$—
Commercial commission fee from KNOT to Vessels (2)	—	(95)	(775)
Cancellation fee from KNOT to Vessels (3)	—	(3,448)	—
Operating expenses:
Technical and operational management fee from KOAS to Vessels (4)	—	—	436
Technical and operational management fee from KNOT to Vessels (4)	1,764	1,073	426
General and administrative expenses:
Administration fee from KNOT (5)	741	510	359
Administration fee from KOAS (5)	425	392	—
Administration fee from KOAS UK (5)	151	112	—
Accounting service fee from KNOT (6)	25	27	17
IPO administration cost from KNOT (7)	—	454	877
Finance income (expense):
Financing service fee from KNOT to Vessels (8)	(50)	—	(3)
Interest expense charged from KNOT (9) and (10)	(277)	(336)	(1,654)
Interest income charged to TSSI (9)	—	10	—
Guarantee commission from TSSI to Vessels (11)	—	(210)	(818)
Guarantee commission from KNOT to Vessels (11)	—	(424)	(1,388

Total income (expenses)	$5,448	$(7,071)	$(6,753)

(1)	Charter revenue from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the existing charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. BG Group, the charterer of the Windsor Knutsen, did not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term, and on July 29, 2014 KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. See Note 18(b)—Related Party Transactions—Guarantees and Indemnifications.
(2)	Commercial commission fee from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission fee for these services.
(3)	Cancellation fee from KNOT to Vessels: In consideration for the termination of the Commercial Management Agreement, a cancellation fee was paid for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expiration of the time charter for each Vessel. As the cancellation fee relates to the commercial commission fee, it has been presented as part of operating income, consistent with the presentation of commissions.
(4)	Technical and operational management fee from KOAS and KNOT to Vessels: KOAS and KNOT provide technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational, bookkeeping and administrative support. For bareboat charters, KOAS provides bookkeeping and administrative support. KOAS invoices a fixed amount per day per vessel based upon providing either time charter or bareboat charter services. In addition, there is also a charge for 24-hour emergency response services provided by KOAS for all vessels managed by KOAS and KNOT. The direct cost for the response services has been allocated to all vessels without a mark-up based upon the number of vessels managed by KOAS and KNOT.

(5)	Administration fee from KNOT, KOAS and KOAS UK: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see (6) below), the financing service fees (see (8) below) and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year.
(6)	Accounting service fee from KNOT: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Such charges were allocated to the Bodil Knutsen and the Windsor Knutsen based on the number of vessels in the legal entity until the Bodil Knutsen and the Windsor Knutsen were sold to KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS as part of the reorganization prior to the IPO.
(7)	IPO administration cost from KNOT: In connection with the preparation of the financial statements and the Form F-1, KNOT has invoiced the actual costs for internal resources, including salaries and administration cost, plus a 5% margin. Since the costs were not incremental cost directly attributable to the IPO, they were expensed as incurred.
(8)	Financing service fee from KNOT to Vessels: KNOT invoiced each vessel for a fixed percentage of the principal of any new loan facilities for vessel financing as compensation for the time and costs of loan negotiations with external banks.
(9)	Interest expense charged from, interest income charged to KNOT/TSSI: KNOT/TSSI invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Since payables to (receivables from) owners and affiliates are not tracked by vessel, balances based upon payments by owners to the shipyard have been allocated to the Bodil Knutsen and the Windsor Knutsen (see Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation for a description of the allocation principles applied. Interest expense has been allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
(10)	Interest expense to KNOT on Sellers’ Credit: As part of the financing of the purchase of the Carmen Knutsen on August 1, 2013, and the purchase of the Dan Cisne on December 15, 2014, KNOT provided a seller’s credit to KNOT Shuttle Tankers AS in form of loans. Each such loan bears interest at a rate equal to LIBOR plus a fixed margin of 4.5% (see Note 16—Long-term Debt).
(11)	Guarantee commission from TSSI/KNOT to Vessels: TSSI and KNOT were guarantors for the Combined Entity’s loan facilities (see Note 16—Long-term Debt and Note 18(b)—Related Party Transactions—Guarantees and Indemnifications). TSSI and KNOT invoiced an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.

(b) Guarantees and Indemnifications

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the existing charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. The Partnership will not incur any guarantee commissions in the future relating to such guarantees.

The Partnership was notified that BG Group will not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014 KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter will be effective until the new BG Group time charter described below commences in the fourth quarter of 2015.

In June 2014, the Partnership entered into a new time charter with a subsidiary of the BG Group for the Windsor Knutsen. The hire rate for the initial term of the new charter is in line with the rate in the previous charter. The new charter has an initial term of two years. BG Group has options to extend the term of the new charter for three additional one-year periods. The new charter will commence in the fourth quarter of 2015.

Prior to the IPO, the Partnership entered into amended financing agreements with various lenders. The majority of the Partnership’s original external vessel financing agreements have been guaranteed by either KNOT or TSSI for which a guarantee commission was paid. Following the completion of the IPO and the amendments to the vessel financing agreements, the Partnership guaranteed the obligations of the Partnership’s subsidiaries directly under the vessel financing agreements. Therefore, after the IPO, the Partnership did not incur any guarantee commissions to KNOT and TSSI.

Under the Omnibus Agreement, KNOT has agreed to indemnify the Partnership until April 15, 2018, against certain environmental and toxic tort liabilities with respect to certain assets that KNOT contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, KNOT agreed to indemnify the Partnership for any defects in title to certain assets contributed or sold to the Partnership and any failure to obtain, prior to April 15, 2013, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the IPO on April 15, 2013.

(c) Transactions with Management and Directors

Trygve Seglem, the President and CEO of KNOT, controls Seglem Holding AS, which has a 100% equity interest in TSSI, which controls KOAS. TSSI owns 50% in KNOT. Trygve Seglem owns 70% of the equity interests in Seglem Holding AS, and each of his daughters, Synnøve Seglem and Jorunn Seglem, owns 15% of the equity interests in Seglem Holding AS.

NYK, which own 50% of KNOT, has management and administrative personnel on secondment to KNOT.

See footnotes (5), (6), (7) and (8) to Note 18(a)—Related Party Transactions—Related Parties for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated and combined carve-out statements of operations.

In connection with the IPO, KNOT UK entered into an employment agreement with Arild Vik dated March 28, 2013 and effective on April 28, 2013. Pursuant to the employment agreement, Mr. Vik serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 200,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), the reimbursement of relocation expenses to the United Kingdom (up to a maximum of 30,000 British Pounds), payment by KNOT UK of housing costs in London, participation in other employment benefits in which other senior executives of KNOT UK participate, 60 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Vik’s employment may be terminated on 6 months’ prior written notice by either Mr. Vik or KNOT UK. In addition, Mr. Vik’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Vik on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Vik from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2014, Mr. Vik received $329,842 in total compensation. In addition, an accrual of $47,000 for 2014 has been made to cover insurance and pension expenses for Mr. Vik. On February 2, 2015, Mr. Vik announced he would resign as the Partnership’s and KNOT UK’s Chief Executive Officer and Chief Financial Officer effective as of July 30, 2015.

Directors each receive a director fee of $40,000 per year. Members of the audit and conflicts committees each receive a committee fee of $5,000 per year.

(d) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2014	At December 31, 2013
Balance Sheets:
Trading balances due from KOAS	$77	$27
Trading balances due from KNOT and affiliates	53	50

Amount due from related parties	$130	$77

Trading balances due to KOAS	$423	$141
Trading balances due to KNOT and affiliates	205	22

Amount due to related parties	$628	$163

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT and KOAS.

(e) Trade accounts payables

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2014	At December 31, 2013
Balance Sheets:
Trading balances due to KOAS	$792	$498
Trading balances due to KNOT and affiliates	241	271

Trade accounts payables to related parties	$1,033	$769

(f) Acquisitions from KNOT

On August 1, 2013, the Partnership acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the Carmen Knutsen. As part of the financing for the acquisition, KNOT provided a Sellers’s credit in the form of a $10.5 million loan to KNOT Shuttle Tankers AS. The Sellers’s Loan, including accrued interest, was paid in full in June 2014. See Note 16—Long-Term Debt. This acquisition was accounted for as an acquisition of a business.

On June 30, 2014, the Partnership acquired KNOT’s 100% interests in Knutsen Shuttle Tankers 14 AS, the company that owns and operates the Hilda Knutsen, and Knutsen Shuttle Tankers 15 AS, the company that owns and operates the Torill Knutsen. These acquisitions were accounted for as acquisitions of businesses.

On December 15, 2014, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne. As part of financing for the purchase of the Dan Cisne, KNOT provided the $12.0 million Dan Cisne Seller’s Credit. The Dan Cisne Seller’s Credit is non-amortizing, matures in December 2019 or such other date as the parties agree and bears interest at LIBOR plus a fixed margin of 4.5%. Additionally, the Dan Cisne Seller’s Credit is guaranteed by the Partnership, constitutes a senior debt obligation of the KNOT Shuttle Tankers AS and has priority over any shareholder loans or equity provided to KNOT Shuttle Tankers AS by its owner. The Dan Cisne Seller’s Credit contains customary provisions in the case of non-payment or bankruptcy proceedings and carries a default interest of LIBOR plus a fixed margin of 8%. Accrued interests shall accumulate at the end of each consecutive six-month period and be capitalized on the loan; See Note 16—Long-Term Debt. This acquisition was accounted for as an acquisition of a business.

The board of directors of the Partnership (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note—22 Business Acquisitions.

The subsidiaries that own the Carmen Knutsen, the Hilda Knutsen and the Torill Knutsen have entered into technical management agreements which are similar to those entered into by the subsidiaries that own the Partnership’s other vessels under time charters. The subsidiary that owns the Dan Cisne has entered into a commercial management agreement with KNOT Management Denmark AS, a 100% owned subsidiary of KNOT.

19) Commitments and Contingencies

Assets Pledged

As of December 31, 2014 and 2013, Vessels with a book value of $1,022 million and $618 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments and Note 16—Long-Term Debt.

Claims and Legal Proceedings

In August 2014 the Bodil Knutsen sustained minor damage to its propeller. At December 31, 2014, the Partnership recorded $0.2 million for the probable recoveries, see Note 12(b)—Trade Accounts Receivables and Other Current Assets—Other Current Assets.

At the closing of the IPO on April 15, 2013, the probable liability and insurance claim were not transferred to the Partnership. In addition, there were no new insurance incidents during 2013. Therefore, for the year ended December 31, 2013, the probable liability and insurance claim was $nil (see Note 8—Insurance Proceeds).

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claim was recorded for the year ended December 31, 2014, while an immaterial claim was recorded for the year ended December 31, 2013 and which was subject to revision.

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated and combined carve-out financial position, results of operations or cash flows.

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

20) Supplemental Cash Flows Information

The following supplemental information is provided related to the Consolidated and Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
(U.S. Dollars in thousands)	2014	2013	2012
Non-cash investing and financing activities:
Payable to owner and affiliates converted to equity	$—	$27,051	$25,664

21) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

(U.S. Dollars in thousands, except unit and per unit amounts)	2014	April 15th to December 31, 2013
Post IPO net income attributable to the members of KNOT Offshore Partners LP	$27,392	$18,603
Less: Distributions (2)	40,481	20,779
Under (over) distributed earnings	(13,089)	(2,176)
Under (over) distributed earnings attributable to:
Common unitholders	(7,916)	(1,066)
Subordinated unitholders	(4,912)	(1,066)
General Partner	(261)	(44)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	11,209	8,568
Subordinated unitholders	8,568	8,568
General Partner	404	350
Earnings per unit (basic and diluted):
Common unitholders	$1.369	$1.063
Subordinated unitholders(3)	$1.343	$1.065
General Partner	$1.329	$1.063
Cash distributions declared and paid in the period per unit(4)	$1.795	$0.752
Subsequent event: Cash distributions declared and paid per unit relating to the period(5)	$0.490	$0.435

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).

(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date. This includes cash distributions to the IDR holders (Knutsen NYK Offshore Tankers AS) for the years ended December 31, 2014 of $0.6 million and for the period April 15, 2013 to December 31, 2013 of $0.02 million.
(3)	This includes the net income attributable to the IDR holders. The IDRs generally may not be transferred by KNOT until March 31, 2018. The net income attributable to IDRs for the year ended December 31, 2014 was $0.6 million and for the period April 15 to December 31, 2013 was $0.02 million.
(4)	Refers to cash distributions declared and paid during the period.
(5)	Refers to cash distributions declared and paid subsequent to the fourth quarter.

Earnings per unit information is given for the period from the date of the closing of the IPO (April 15, 2013). Earnings per unit information has not been presented for any period prior to the IPO as the information is not comparable due to the change in the Partnership’s structure and the basis of preparation of the financial statements as described in Note 2—Summary of Significant Accounting Policies.

As of December 31, 2014, the Partnership’s total number of units outstanding representing limited partner interests, 60.5% were held by the public (in the form of 13,807,500 common units, representing 100% of the Partnership’s common units) and 37.5% were held by KNOT in the form of 8,567,500 subordinated units, representing 100% of the Partnership’s subordinated units). In addition, KNOT, through its ownership of the General Partner, held the 2% general partner interest (in the form of 456,633 general partner units).

Earnings per unit is determined by dividing net income, after deducting the distribution paid or to be made in relation to the period by the weighted-average number of units outstanding during the applicable period. For the period presented prior to April 16, 2013, such units are deemed equal to the subordinated units received by KNOT and the common units sold to the public.

The General Partner’s, common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution (the “MQD”) of $0.375 per unit per quarter, plus arrearages in the payment of the MQD on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

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

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the MQD; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the MQD.

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

22) Business Acquisitions

The Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen and the Dan Cisne.

The Board and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions. The fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.1 million and $0.1 million as of December 31, 2014 and 2013, respectively, were expensed as incurred. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The details of each transaction are as follows:

(U.S. Dollars in thousands)	Final Dan Cisne December 15, 2014	Final Hilda Knutsen and Torill Knutsen June 30, 2014	Final Carmen Knutsen August 1, 2013
Purchase price (1)	$18,230	$114,293	$55,772
Less: Fair value of net assets acquired:
Vessel and equipment (2)	103,400	335,000	145,000
Cash	1,574	8,997	89
Inventories	—	395	234
Other current assets	—	1,939	108
Amounts due from related parties	—	4	—
Long-term debt	(82,164)	(221,812)	(89,125)
Other long-term liabilities	—	(4,774)	—
Derivatives liabilities	(968)	(348)	—
Trade accounts payable	(35)	(390)	(91)
Accrued expenses	(825)	(1,360)	(387)
Prepaid charter and deferred revenue	—	(1,487)	—
Amount due to related parties	(2,752)	(2,338)	(56)

Subtotal	18,230	113,826	55,772

Difference between the purchase price and fair value of net assets acquired	$—	$467	$—
Goodwill (3)	—	467	—
Difference between the purchase price and allocated values	$—	$—	$—

(1)	The purchase price comprises the following:

(U.S. Dollars in thousands)	Final Dan Cisne December 15, 2014	Final Hilda Knutsen and Torill Knutsen June 30, 2014	Final Carmen Knutsen August 1, 2013
Cash consideration paid to KNOT	$8,836	$113,306	$45,423
Purchase price adjustments	(2,606)	987	—
Seller’s credit	12,000	—	10,349

Purchase price	$18,230	$114,293	$55,772

(2)	Vessel and equipment includes allocation to dry docking for the following vessels: Hilda Knutsen of $2,042, Torill Knutsen of $2,166 and Carmen Knutsen of $1,769. For Dan Cisne $400 of the purchase price adjustments was allocated to the vessel.
(3)	The goodwill recognized in connection with the acquisitions of Hilda Knutsen and Torill Knutsen is attributable primarily to the organization, including structure, systems, skills and abilities.

Dan Cisne

On December 15, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne. The purchase price was $103.0 million, less assumed bank debt of $82.2 million less other purchase price adjustments of $2.6 million. The Partnership accounted for this acquisition as an acquisition of a business.

Revenue and profit contributions

Since the Dan Cisne acquisition date, the business has contributed revenues of $0.5 million and net income of $0.9 million to the Partnership for the period from December 15, 2014 to December 31, 2014.

Hilda Knutsen & Torill Knutsen

On June 30, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in: (i) Knutsen Shuttle Tankers 14 AS, the company that owns and operates the Hilda Knutsen ; and (ii) Knutsen Shuttle Tankers 15 AS, the company that owns and operates the Torill Knutsen (the “Acquisitions”) . The purchase price of the Hilda Knutsen was $166.0 million, net of $109.6 million of outstanding indebtedness related to the vessel. The purchase price of the Torill Knutsen was $169.0 million, net of $112.1 million of outstanding indebtedness related to the vessel. The cash portion of the purchase prices was financed with proceeds from the Partnership’s public offering of 4,600,000 common units which closed on June 27, 2014. See Note 23—Equity Offerings. The purchase prices were subsequently adjusted by a working capital adjustment of $1.0 million. The Partnership accounted for these acquisitions as the acquisitions of businesses.

Revenue and profit contributions

Since the Hilda Knutsen and the Torill Knutsen acquisition date, the businesses have contributed revenues of $23.5 million and net income of $10.0 million to the Partnership for the period from June 30, 2014 to December 31, 2014.

Carmen Knutsen

In August 2013, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the Carmen Knutsen. The purchase price was $145.0 million for the vessel, less assumed bank debt of $89.1 million and other purchase price adjustments of $0.1 million. The Partnership accounted for this acquisition as an acquisition of a business.

Revenue and Profit Contributions

Since the Carmen Knutsen acquisition date, the business contributed revenues of $8.4 million and net income of $2.5 million to the Partnership for the period from August 1, 2013 to December 31, 2013.

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2014 and 2013, giving effect to the Partnership’s acquisition and financing of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen and the Dan Cisne as if these acquisitions had taken place on January 1, 2013. The Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen and the Dan Cisne were delivered January 2, 2013, August 5, 2013, November 4, 2013 and September 14, 2011, respectively.

(U.S. Dollars in thousands)	Unaudited 2014	Unaudited 2013
Revenue	$145,524	$106,616
Net income	36,621	23,209

Included in the pro forma adjustments are depreciation related to the purchase price allocation performed on the acquired identifiable assets as if the acquisitions had taken place on January 1, 2013. In addition, the pro forma adjustments include finance expenses related to the increased borrowings as if the acquisitions had taken place from date of delivery of the vessels.

23) Equity Offerings

(U.S. Dollars in thousands)	2014
Gross proceeds received (1)	$152,014
Less: Underwriters’ discount	4,991
Less: Offering expenses	340

Net proceeds received	146,683

(1)	Includes General Partner’s 2% proportional capital contribution

On June 27, 2014, the Partnership sold 4,600,000 common units, representing limited partner interests, in an underwritten public offering and granted the underwriters a 30-day option to purchase an additional 690,000 common units. In connection with this closing, General Partner contributed $2.7 million in order to maintain its 2% general partner interest in the Partnership.

In connection with the partial exercises by the underwriters of their option to purchase additional common units, on July 14, 2014 and July 24, 2014, the Partnership issued and sold 150,000 common units and 490,000 common units, respectively, and the General Partner made an additional $0.4 million aggregate capital contribution to the Partnership in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds from the public offering and the related General Partner’s contribution were $146.7 million as of December 31, 2014. Following this offering, KNOT’s interest in the Partnerships (including the General Partner’s interest) was 39.5%.

The Partnership used the net proceeds from the offering and related capital contribution by the General Partner to fund the cash portion of the purchase prices of the Hilda Knutsen and the Torill Knutsen and for general partnership purposes.

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2014 and 2013:

(in units)	Common Units	Subordinated Units	General Partner Units
April 2013, Initial Public Offering (IPO)	8,567,500	8,567,500	349,694
December 31, 2013	8,567,500	8,567,500	349,694
June, 2014	4,600,000	—	93,877
July, 2014	640,000	—	13,062
December 31, 2014	13,807,500	8,567,500	456,633

24) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through March 25, 2015, the date at which the audited consolidated and combined carve-out financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On February 13, 2015, the Partnership paid a quarterly cash distribution of $0.49 per unit with respect to the quarter ended December 31, 2014. The aggregate amount of the paid distribution was $11.5 million. This corresponds to $1.96 per outstanding unit on an annualized basis.