Form 20-F
period 2015-12-31
KNOT Offshore Partners LP
filed 2016-03-18
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                      from                      to

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

John Costain

2 Queens Cross

Aberdeen, Aberdeenshire

AB15 4YB, United Kingdom

E-mail: jco@knotoffshorepartners.com

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

18,626,594 common units representing limited partner interests

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2015 (this “Annual Report”) contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market; and

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

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

In August 2013, June 2014, December 2014, June 2015 and October 2015 we acquired KNOT’s 100% interest in the companies that own and operate the shuttle tankers, the Carmen Knutsen, the Hilda Knutsen and Torill Knutsen, the Dan Cisne, the Dan Sabia and the Ingrid Knutsen respectively, each of which we accounted for as an acquisition of a business. Accordingly, the results of these acquisitions are included in our results from the dates of their respective acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia and the Ingrid Knutsen prior to their respective acquisition.

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

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(U.S. Dollars in thousands, except per unit amounts and fleet data)
Statement of Operations Data:
Total revenues	$155,024	$112,841	$73,401	$65,653	$43,909
Voyage expenses (1)	—	—	—	—	2,653
Net voyage revenues	155,024	112,841	73,401	65,653	41,256
Vessel operating expenses(2)	27,543	23,879	14,288	13,000	10,795
Depreciation	48,844	34,322	23,768	21,181	16,229
General and administrative expenses	4,290	4,323	5,361	4,834	927
Goodwill impairment charge	6,217	—	—	—	—
Operating income	68,130	50,317	29,984	26,638	13,305
Interest income	8	13	30	19	34
Interest expense	(17,451)	(15,271)	(10,773)	(13,471)	(9,650)
Other finance expense	(504)	(1,271)	(2,048)	(3,378)	(2,741)
Realized and unrealized gain (loss) on derivative instruments	(9,695)	(6,407)	505	(6,031)	(15,489)
Net gain (loss) on foreign currency transactions	(105)	26	193	(1,771)	(3,037)
Income (loss) before income taxes	40,383	27,407	17,891	2,006	(17,578)
Income tax benefit (expense)	59	(15)	(2,827)	(1,261)	1,240
Net income (loss)	$40,442	$27,392	$15,064	$745	$(16,338)
Earnings Per Unit (Basic and Diluted):
Common units	$1.499	$1.369	$1.063	$—	$—
Subordinated units	1.708	1.343	1.065	—	—
General partner units	1.487	1.329	1.063	—	—
Cash distributions declared and paid per unit	2.030	1.795	0.752	—	—
Balance Sheet Data (at end of period):
Cash and cash equivalents	$23,573	$30,746	$28,836	$1,287	$3,189
Vessels and equipment, net	1,192,927	1,021,857	617,785	496,768	517,897
Total assets	1,223,870	1,070,748	660,173	511,811	534,603
Long-term debt (including current portion and seller’s credits)	671,690	613,221	349,977	347,850	375,933
Owners’ equity	—	—	—	97,194	67,370
Partners’ capital	520,770	419,365	281,927	—	—
Cash Flows Data:
Net cash provided by operating activities	$89,160	$59,339	$44,160	$19,307	$11,473
Net cash used in investing activities	(46,488)	(121,946)	(55,468)	(52)	(138,104)
Net cash provided by (used in) financing activities	(49,575)	64,768	38,890	(21,156)	126,445
Fleet Data:
Number of shuttle tankers in operation at end of period	10	8	5	4	4
Average age of shuttle tankers in operation at end of period (years)	4.1	3.3	3.1	2.7	1.7
Total calendar days for fleet	3,197	2,209	1,613	1,464	988.7
Total operating days for fleet(3)	3,193	2,196	1,606	1,377	973.6
Other Financial Data:
EBITDA(4)	$106,670	$76,987	$52,402	$36,639	$8,267
Adjusted EBITDA(4)	116,974	84,639	53,752	47,819	29,534

(1)	Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)	The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn hire rates.
(4)	Please read “Non-U.S. GAAP Financial Measures” below.

Non-U.S. GAAP Financial Measures

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expense, realized and unrealized gain (loss) on derivative instruments and net loss on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that Adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, goodwill impairment charges, depreciation and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a financial and operating measure benefits investors in (1) selecting between investing in us and other investment alternatives and (2) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

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

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands)
Reconciliation to net cash provided by operating activities:
Net cash provided by operating activities	$89,160	$59,339	$44,160	$19,307	$11,473
Interest income	(8)	(13)	(30)	(19)	(34)
Interest expense	17,451	15,271	10,773	13,471	9,650
Amortization of contract intangibles / liabilities	1,518	1,518	1,518	1,518	868
Amortization of deferred revenue	1,913	1,170	427	427	285
Amortization of deferred debt issuance cost	(1,149)	(3,021)	(1,741)	(982)	(658)
Goodwill impairment charge	(6,217)	—	—	—	—
Income taxes paid	348	731	—	—	—
Unrealized gain (loss) on derivative instruments	(390)	(3,910)	1,770	(549)	(8,923)
Unrealized gain (loss) on foreign currency transactions	(22)	136	(32)	(579)	(3,056)
Other items	—	16	—	(1)	(2,962)
Change in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	—	—	(99)	6	93
Decrease (increase) in receivables from owners and affiliates	—	—	—	—	(386)
Decrease (increase) in amounts due from related parties	(1,008)	49	77	—	—
Decrease (increase) in inventories	(210)	(58)	(197)	71	(218)
Decrease (increase) in other current assets	(1,222)	172	(2,555)	1,609	211
Increase (decrease) in trade accounts payable	(45)	(337)	(662)	334	7,874
Increase (decrease) in accrued expenses	737	2,092	(771)	342	(324)
Increase (decrease) in prepaid revenue	4,306	(793)	(101)	1,684	(5,626)
Increase (decrease) in amounts due to related parties	1,508	4,625	(109)	—	—
Increase (decrease) in other liabilities	—	—	(26)	—	—

EBITDA	$106,670	$76,987	$52,402	$36,639	$8,267
Other financial items(a)	10,304	7,652	1,350	11,180	21,267

Adjusted EBITDA	$116,974	$84,639	$53,752	$47,819	$29,534

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands)
Reconciliation to net income (loss):
Net income (loss)	$40,442	$27,392	$15,064	$745	$(16,338)
Interest income	(8)	(13)	(30)	(19)	(34)
Interest expense	17,451	15,271	10,773	13,471	9,650
Depreciation	48,844	34,322	23,768	21,181	16,229
Income tax (benefit) expense	(59)	15	2,827	1,261	(1,240)

EBITDA	$106,670	$76,987	$52,402	$36,639	$8,267
Other financial items(a)	10,304	7,652	1,350	11,180	21,267

Adjusted EBITDA	$116,974	$84,639	$53,752	$47,819	$29,534

(a)	Other financial items consist of other finance expense, realized and unrealized (gain) loss on derivative instruments, and net (gain) loss on foreign currency transactions.

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

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.375 per unit on our common units and subordinated units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the charter rates we obtain from our customers;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;

•	the level of our operating costs, such as the cost of crews and insurance;

•	currency exchange rate fluctuations;

•	the supply of shuttle tankers;

•	the demand for shuttle tankers;

•	the price and level of production of, and demand for, crude oil;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we have available for distribution depends on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	the level of debt we will incur if we exercise our option to purchase the Raquel Knutsen or acquire additional vessels from KNOT;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors.

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

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders may be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

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

As of December 31, 2015, we had consolidated debt of approximately $671.7 million. We have the ability to incur additional debt. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

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

Acquisitions that expand our fleet are an important component of our strategy. For example, we have an option to purchase the Raquel Knutsen from KNOT if we are able to reach an agreement with KNOT regarding its purchase price. Pursuant to the omnibus agreement we entered into with KNOT in connection with our IPO (the “Omnibus Agreement”), we have the right to purchase the Raquel Knutsen at any time within 24 months after KNOT notifies our board of directors of its acceptance by its charterer. We are not obligated to purchase the Raquel Knutsen at the applicable determined price, and, accordingly, we may not complete the purchase of the vessel. Furthermore, even if we are able to agree on a price with KNOT, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us.

We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

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

Our fleet consists of ten shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

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

We currently derive all of our time charter and bareboat revenues from six customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We currently derive all of our time charter and bareboat revenues from six customers. For the year ended December 31, 2015, Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), Eni Trading and Shipping S.p.A. (“ENI”), Statoil ASA (“Statoil”), Repsol Sinopec Brasil, S.A. (“Repsol”), Brazil Shipping I Limited, a subsidiary of BG Group Plc (“BG Group”), Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil (“ExxonMobil”), and KNOT accounted for approximately 26%, 30%, 15%, 13%, 3%, 2% and 11%, respectively, of our revenues.

Petrobras, the Brazil state-controlled oil company and the parent company of Transpetro, is alleged to have participated in a widespread corruption scandal involving billions of dollars of improper payments to Brazilian politicians and political parties. Petrobras has also announced significant decreases in its five-year capital expenditure budget and that it is reducing the pace of some projects and cancelling others. It is uncertain at this time how this scandal may affect Petrobras, its performance of its existing charters or the development of new projects. Any adverse effect on Petrobras’ ability to perform under existing charters with us could harm us.

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

Due to the recent decline in oil prices, the equity value of many of our customers substantially declined in 2015. The combination of a reduction of cash flow resulting from the declining oil prices, a reduction in borrowing bases under any credit facilities and the limited or lack of availability of debt or equity financing could potentially reduce the ability of our customers to make charter payments. Any further decline in the price of oil, or sustained current prices, could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

We depend on subsidiaries of KNOT to assist us in operating our businesses and competing in our markets.

We and our operating subsidiaries have entered into various services agreements with certain subsidiaries of KNOT, including KNOT Management. Under these agreements the subsidiaries provide us with certain administrative, financial and other services. Our operating subsidiaries are provided with substantially all of their crew, technical and commercial management services (including vessel maintenance, periodic drydocking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and technical services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by the KNOT subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

Our ability to compete to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with KNOT and its reputation and relationships in the shipping industry. If KNOT suffers material damage to its reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully contract with shipyards;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a materially adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our growth depends on continued growth in demand for shuttle tanker transportation services.

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

A continuation of the recent significant declines in oil prices may adversely affect our growth prospects and results of operations.

In 2015, global crude oil prices were volatile and declined significantly. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•	a reduction in exploration for or development of new offshore oil fields, or the delay or cancelation of existing offshore projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•	lower demand for shuttle tankers, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

The current state of the global financial markets and current economic conditions may impair our customers’ and suppliers’ ability to pay for our services and could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers’ willingness and ability to fund operating and capital expenditures to provide crude oil shuttle tankers for new or expanding offshore projects. Existing and future adverse economic conditions, including current low oil prices, may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the equity and debt capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. Uncertainty surrounding the continuing sovereign debt crisis in Greece and other European Union member countries and turmoil and unrest in the Middle East, Africa, Korea, the Ukraine and elsewhere, have led to increased volatility in global credit and equity markets. An extended period of adverse development in the outlook for European countries or Brazil could reduce the overall demand for oil and have a negative impact on our customers. Potential developments, or market perceptions concerning these and related issues, could affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

Any global financial or credit crisis or disruption may further reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. Shortage of liquidity and credit combined with uncertainty in worldwide equity markets could lead to an extended worldwide economic recession. Such deterioration of the worldwide economy could result in reduced demand for oil and natural gas, exploration and production activity and transportation of oil and natural gas that could lead to a decrease in the hire rate earned by our vessels and a decrease in new charter activity. In addition, any adverse development in the global financial markets or deterioration in economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all.

We also cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to expand our existing business, complete shuttle tanker acquisitions or otherwise take advantage of business opportunities as they arise.

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

One of our principal objectives is to enter into additional long-term, fixed-rate charters. The process of obtaining new long-term charters is highly competitive, usually involving an intensive screening process and competitive bids and extending for several months. Shuttle tanker charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter. The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution. The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. Although we do not anticipate that more than one of the vessels in our current fleet will be out of service at any given time, we may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution to unitholders could be adversely affected.

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

The value of our vessels may decline, which could adversely affect our operating results.

Vessel values for shuttle tankers can fluctuate substantially over time due to a number of different factors, including:

•	the cost of newbuildings;

•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil;

•	increases in the supply of vessel capacity;

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and

•	a decrease in oil reserves in the fields and other fields in which our shuttle tankers might otherwise be deployed.

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

Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For example, during the three months ended June 30, 2015, we concluded that indicators of impairment were present due to a significant reduction in the price of our common units. Consequently, we performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on our fleet, and concluded that although there was no impairment to the vessels’ values, the carrying value of goodwill exceeded its fair value, and a goodwill impairment charge of $6.2 million was recognized in 2015.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping, however the IMO has subsequently reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

Our operations are conducted in various countries, and they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We may derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and/or a termination of the charter and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

The Bodil Knutsen, the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen currently operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills or mechanical failures.

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

Vessels transporting oil are subject to substantial environmental and other regulations, which may significantly limit operations or increase expenses.

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

Our reporting currency and the functional currency of our operating subsidiaries is the U.S. Dollar. Certain of our operating subsidiaries are party to technical management agreements with KNOT Management, which govern the crew, technical and commercial management of the vessels in our fleet. Under the technical management agreements, KNOT Management is paid for reasonable direct and indirect expenses incurred in providing the services, including operating expenses relating to our fleet. A majority of the operating expenses are in currencies other than the U.S. Dollar. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to such other currencies.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

A significant portion of seafarers that crew certain of our vessels are employed under collective bargaining agreements. We and our operating subsidiaries may become subject to additional labor agreements in the future. We and our operating subsidiaries may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries for seafarers are typically renegotiated annually or bi-annually, and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our operations and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Our Chief Executive Officer and Chief Financial Officer faces conflicts in the allocation of his time to our business.

John Costain, our Chief Executive Officer and Chief Financial Officer, also serves as the Finance Director for Tankers (UK) Agencies Ltd. This company conducts substantial businesses and activities of its own in which the Partnership has no economic interest. As a result, there is competition for the time and effort of Mr. Costain.

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

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012 the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures. It should be noted that the U.S. and various other nations entered into a Joint Comprehensive Plan of Action (JCPOA) with Iran that provides for phased sanctions relief. On January 16, 2016, following verification that Iran had satisfied its commitments under the JCPOA, the U.S. lifted its nuclear-related “secondary” sanctions and the European Union also took action to lift its sanctions. As a result of sanctions relief, non-U.S. persons will be able to engage in business with Iran. Sanctions relief will not impact the SEC reporting requirements discussed above.

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

A cyber-attack could materially disrupt our business

We rely on information technology systems and networks, the majority of which are provided by KNOT Management, in our operations and the administration of our business. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

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

KNOT and its affiliates own a 33.2% interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to the detriment of our unitholders.

As of March 18, 2016, KNOT owned a 30.9% limited partner interest in us and owned and controlled our general partner, which owns a 2.01% general partner interest in us and a 0.3% limited partner interest in us. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

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

Fees and cost reimbursements, which affiliates of KNOT determine for services provided to us and our subsidiaries, are substantial, payable regardless of our profitability and reduce our cash available for distribution to our unitholders.

Pursuant to technical management agreements, our subsidiaries that own vessels operating under time charters pay fees for services provided to them by KNOT Management and reimburse KNOT Management for all expenses incurred on their behalf. These fees and expenses include all costs and expenses incurred in providing the crew, technical and commercial management of the vessels in our fleet to our subsidiaries. Additionally our subsidiaries that own vessels operating under bareboat charters have entered into management and administration agreements with either KNOT Management or KNOT Management Denmark AS (“KNOT Management Denmark”), a 100% owned subsidiary of KNOT, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

In addition, pursuant to an administrative services agreement, KNOT UK provides us with certain administrative services. KNOT UK is permitted to subcontract certain of the administrative services provided to us under this agreement to KOAS UK, KOAS and KNOT Management. We reimburse KNOT UK, and KNOT UK reimburses KOAS UK, KOAS and KNOT Management, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services subcontracted to KOAS UK, KOAS and KNOT Management under the administrative services agreement. In addition, KNOT UK pays to KOAS UK, KOAS and KNOT Management, as applicable, a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred in connection with providing services.

For a description of the technical management agreements, management and administration agreements and the administrative services agreement, please read “Item 7. Major Unitholders and Related Party Transactions.” The fees and expenses payable pursuant to the technical management agreements, management and administration agreements and the administrative services agreement are payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of affiliates of KNOT could adversely affect our ability to pay cash distributions to our unitholders.

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

•	Our unitholders are unable to remove our general partner without its consent, because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. As of March 18, 2016, our general partner and its affiliates owned 0.5% of the outstanding common units and all of the subordinated units.

•	If our general partner is removed without “cause” during the subordination period and units held by our general partner and KNOT are not voted in favor of that removal, all remaining subordinated units automatically convert into common units, any existing arrearages on the common units are extinguished, and our general partner has the right to convert its general partner interest, and the holders of the incentive distribution rights have the right to convert such incentive distribution rights, into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of our unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders are entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion appoints the remaining three directors.

•	Election of the four directors elected by common unitholders is staggered, meaning that the members of only one of four classes of our elected directors are selected each year. In addition, the directors appointed by our general partner serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by our partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% effectively are redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquire common units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our partnership agreement on our ability to issue equity securities.

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

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 18, 2016, KNOT and its affiliates owned 0.5% of the common units, all of the subordinated units and all of the incentive distribution rights. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

During the subordination period, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. We currently expect that the subordination period will end in the second quarter of 2016. Please read “Item 8. Financial Information—Consolidated Statements and Other Financial Information— Our Cash Distribution Policy—Subordination Period.”

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

As of March 18, 2016, KNOT and its affiliates owned 0.5% of our common units. At the end of the subordination period, assuming no additional issuances of common units and no additional repurchases of common units pursuant to the repurchase program, KNOT and its affiliates will own 31.8% of our common units.

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

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it, with respect to the subject matter thereof, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the High and Supreme Courts of the Marshall Islands, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

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

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that, upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

A change in tax laws in any country in which we operate could adversely affect us.

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development.

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

On December 15, 2014, the Partnership acquired KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker, the Dan Cisne, from KNOT.

On June 15, 2015, the Partnership acquired KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker, the Dan Sabia, from KNOT.

On October 15, 2015, the Partnership acquired Knutsen NYK Shuttle Tankers 16 AS, the company that owns the shuttle tanker, the Ingrid Knutsen, from KNOT.

For more information regarding recent acquisitions, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2015—Acquisitions”

As of March 18, 2016, we had a fleet of ten shuttle tankers.

We were formed under the law of the Marshall Islands and maintain our principal place of business at 2 Queen’s Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our agent for service of process in the United States is Watson Farley & Williams LLP, and its address is 250 West 55th Street, New York, New York 10019.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are currently $30.3 million per year, which is comprised of $26.6 million for replacing our current vessels at the end of their useful lives and $3.7 million for drydocking maintenance and classification surveys.

B. Business Overview

General

We were formed to own and operate shuttle tankers under long-term charters. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. All of the vessels in our current fleet are chartered to Statoil, Transpetro, Repsol, BG Group, ExxonMobil and ENI under long-term charters. Our charters have an average remaining term of 5.6 years as of December 31, 2015 (including guaranteed option periods). Since our IPO, we have increased our quarterly distribution from $0.375 per unit to $0.52 per unit for the quarter ended December 31, 2015.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of March 18, 2016, KNOT owned our general partner interest, all of our incentive distribution rights and a 31.2% limited partner interest in us. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Pursue strategic and accretive acquisitions of shuttle tankers on long-term, fixed-rate charters. We seek to leverage our relationship with KNOT to make strategic and accretive acquisitions. Under the Omnibus Agreement, we have the right to purchase the Raquel Knutsen, on time charter to Repsol, from KNOT within 24 months of its acceptance by Repsol. Additionally, during the term of the Omnibus Agreement, we have the opportunity to purchase from KNOT any newbuild under a long-term charter or existing shuttle tanker in the KNOT fleet that enters into a long-term charter.

•	Expand global operations in high-growth regions. We seek to expand in proven areas of offshore production, such as the North Sea and Brazil, and in new production areas as they are developed. We believe that KNOT’s leading market position, operational expertise and strong customer relationships will enable us to have early access to new production projects worldwide.

•	Manage our fleet and deepen our customer relationships to continue to provide a stable base of cash flows. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. KNOT charters its current fleet to a number of the world’s leading energy companies. We believe the close relationships that KNOT has with these companies will provide attractive opportunities for us. We continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations.

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

Our Fleet

The following table provides information about the ten shuttle tankers in our fleet:

Shuttle Tanker	Capacity (dwt)	Built	Current Operating Region	Charter
				Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	North Sea	Time Charter	Statoil	2017	(1)(2)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	BG Group	2017	(2)(3)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2023	(4)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	ENI	2018	(5)
Torill Knutsen	123,000	2013	North Sea	Time Charter	ENI	2018	(5)
Dan Cisne	59,000	2011	Brazil	Bareboat charter	Transpetro	2023
Dan Sabia	59,000	2012	Brazil	Bareboat charter	Transpetro	2024
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	ExxonMobil	2024	(5)

(1)	Customer has the option to extend the charter for up to two one-year periods.
(2)	Pursuant to the Omnibus Agreement, KNOT agreed in certain circumstances to guarantee the payments of the hire rate under the existing charters for a period of five years from the closing date of our IPO. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.”
(3)	Customer has the option to extend the charter for up to six one-year periods.
(4)	Customer has the option to extend the charter for up to three one-year periods.
(5)	Customer has the option to extend for up to five one-year periods.

The following table provides information about the additional vessel that we currently have the right to purchase from KNOT pursuant to the Omnibus Agreement:

Shuttle Tanker	Capacity (dwt)	Delivered	Charter
			Type	Charterer	Term
Raquel Knutsen	152,000	March 2015	Time Charter	Repsol	2025	(1)

(1)	Customer has the option to extend the charter for up to one three-year period and one two-year period.

The acquisition of the Raquel Knutsen is subject to reaching an agreement with KNOT regarding the vessel’s purchase price in accordance with the provisions of the Omnibus Agreement.

In January 2015, KNOT announced an agreement for a long-term time charter with Petrogal (a subsidiary of Galp Energia) of a new DP2 Suezmax shuttle tanker to be delivered in the first quarter of 2017. The vessel has been ordered at Cosco Zhoushan shipyard in China and is expected to be a sister vessel of the Raquel Knutsen. The shuttle tanker is expected to operate in Brazil.

KNOT has also entered into new long-term charters with a subsidiary of BG Group to provide three shuttle tankers in Brazil. The three vessels are expected to be delivered between late 2016 and the first half of 2017. The charters with BG Group will be serviced by three Suezmax-size DP2 shuttle tanker newbuildings currently under construction at Hyundai Heavy Industries in South Korea.

Pursuant to the Omnibus Agreement, the Partnership will have the option to acquire these four newbuilding vessels following acceptance by their charterers. There can be no assurance that we will purchase any of these vessels.

Customers

For the year ended December 31, 2015, Transpetro, ENI, Statoil, Repsol, BG Group, ExxonMobil and KNOT accounted for approximately 26%, 30%, 15%, 13%, 3%, 2% and 11% respectively, of our revenues.

Charters

We generate revenues by charging customers for the loading, transportation and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

Six of our shuttle tankers are chartered under time charters and four of our shuttle tankers are chartered under bareboat charters.

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

Initial Term; Extensions

The initial term for a time charter or bareboat charter commences upon the vessel’s delivery to the customer. Our time charters include options, exercisable by the customer, to extend the charter’s initial term. Pursuant to the Omnibus Agreement, KNOT has agreed to guarantee the payments of the hire rate under the initial charters for the Bodil Knutsen and the Windsor Knutsen for five years from the closing of our IPO. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.” Under the time charters, the customer may also extend the term for periods in which the vessel is off-hire, as described below. Customers under each of our time charters and bareboat charters have rights to terminate the charter prior to expiration of the original or any extended term in specified circumstances.

Hire Rate

Hire rate refers to the basic payment from the customer for the use of the vessel. Under our time charters, the majority of hire rate is payable monthly in advance, in U.S. Dollars. The hire rate payable under our time charters is either a fixed amount for the firm period of the time charter with escalations to be made in case of option periods or increases annually based on a fixed percentage increase or fixed schedule, in order to enable us to offset expected increases in operating costs. Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

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

Ship Management and Maintenance

Under our time charters, the shipowner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. KNOT Management provides these services to our subsidiaries for all our vessels under time charters. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.” Under our bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, Transpetro has elected to subcontract the technical operation and management of the Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne and the Dan Sabia to an affiliate of KNOT.

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

According to Fearnley Consultants AS, as of February 2016, there were approximately 80 vessels in the world shuttle tanker fleet (including eight newbuilds on order). Teekay Offshore Partners L.P. is the largest owner in the shuttle tanker market with approximately 33 shuttle tankers (including three newbuilds on order). KNOT is the second largest owner of shuttle tankers with 30 shuttle tankers, including four newbuilds on order (excluding our vessels). Viken MOL is the third largest owner of shuttle tankers with five vessels. Petrobras, which owns three vessels, employs a total of 25 existing shuttle tankers through long-term bareboat and time charters. There are other shuttle tanker owners in the industry, but the majority of such owners have a limited fleet size and have chartered vessels out for the long term.

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

A vessel’s underwater parts are required to be inspected every 24 to 36 months by the classification society. Drydocking of vessels is done, at the minimum, every 60 months until the vessel is 15 years old and every 30 months thereafter. If any defects are found, the classification surveyor will issue a condition of class that must be rectified by the shipowner.

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

KNOT, through certain of its subsidiaries, assists us and our operating subsidiaries in managing our ship operations. DNV GL, a Norwegian classification society, has approved KNOT’s safety management system as complying with the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”), International Standards Organization (“ISO”) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems and OHSAS 18001, for Occupational Health and Safety Management System, and this system has been implemented on all our ships. As part of KNOT’s ISM Code compliance, all the vessels’ safety management certificates are being maintained through ongoing internal audits performed by KNOT’s certified internal auditors and external audits performed by DNV GL or the respective flag state. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

KNOT provides, through certain of its subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. KNOT’s subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to technical management agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

Critical ship management functions that are provided by KNOT or its subsidiaries through various of its offices around the world include:

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, the ISPS, the requirements for shuttle tankers under the their flag regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union (the “EU”) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

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

The IMO has negotiated international conventions that impose liability for oil pollution and other environmental harms in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this has not occurred to-date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on our vessels once the convention has been ratified. Although the cost to comply with IMO ballast water treatment regulations for our ten vessels is difficult to estimate due to uncertainty regarding the final regulations, it is anticipated to be approximately $4 million.

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

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (“VOC”) equipment, on most shuttle tankers serving the Norwegian continental shelf. The license holders of the oil field are responsible for the costs to ensure that shuttle tankers operating in the field are using appropriate VOC equipment. In recent contracts, the charterers have requested owners to install such equipment against an increase in the hire rate. We have installed the VOC equipment required to operate on the Norwegian continental shelf in each of the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen, the Windsor Knutsen, the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen.

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

NISA. On March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard approved ballast water management systems. The rule went into effect on June 21, 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than ten living organisms per milliliter for organisms between ten and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have no more than ten living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2013 must comply with these ballast water treatment standards and some existing ships must comply by their first drydock after January 1, 2014. Pursuant to a newly issued policy from September 2015, the U.S. Coast Guard currently will extend this implementation schedule only where compliance has been demonstrated not to be possible.

Clean Air Act. The United States Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to 2004 model year engines and newer and are equivalent to those adopted in the amendments to Annex VI to MARPOL. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future. In February 2015, the EPA amended its marine diesel engine requirements to temporarily allow marine equipment manufacturers to use allowances if a compliant marine engine is not available. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. The EPA has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. In addition, climate change initiatives are being considered in the United States Congress and by individual states. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018.

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

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway, and we have elected to be subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their available cargo space rather than income generated from operating the vessels (i.e., operating income), which is tax free. Based upon the cargo space of our current vessels and the applicable rate of taxation, we expect our Norwegian subsidiaries to be liable for approximately $137,000 of Norwegian tonnage tax for the year ended December 31, 2016. In addition, under the tonnage tax regime, other income such as net financial income and expense (i.e. income not generated from operating the vessels) is subject to the regular corporate income tax rate.

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

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2015, KNOT employed (directly and through ship managers) approximately 248 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

We and KNOT regard attracting and retaining motivated seagoing personnel as a top priority. KNOT offers seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers operating our vessels are engaged on individual employment contracts, and we have entered into collective bargaining agreements that cover substantially all of the sailing personnel that operate the vessels in our current fleet, which are flagged in Norway, the Isle of Man, Malta, Denmark, United Kingdom or the Bahamas. We believe our relationships with these labor unions are good. Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. KNOT’s cadet training approach is designed to balance academic learning with hands-on training at sea. KNOT trains personnel mainly in Norway and the Philippines and at institutions that utilize ship handling, dynamic positioning and cargo handling simulators. After receiving formal instruction at one of these institutions, our seafarers’ training continues onboard one of KNOT’s vessels. Additional vessel and equipment training and courses are arranged in accordance with our training policies and the training requirements of our charterers. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the larger, independent shipping companies with shuttle tanker experience from those that are newcomers and lack experienced, in-house staff and established expertise on which to base their customer service and safety operations.

C. Organizational Structure

We are a publicly traded limited partnership formed on February 21, 2013.

The diagram below depicts our simplified organizational and ownership structure as of March 18, 2016.

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

In June 2015, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Dan Sabia.

In October 2015, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Ingrid Knutsen.

Overview

We were formed in February 2013 as a limited partnership under the laws of the Republic of the Marshall Islands to own and operate shuttle tankers under long-term charters. Our initial fleet of shuttle tankers was contributed to us by KNOT, a leading independent owner and operator of shuttle tankers. Our current fleet consists of ten shuttle tankers. Under the Omnibus Agreement, we have the option to purchase the Raquel Knutsen from KNOT at any time within 24 months after KNOT notifies our board of directors of its acceptance by its charterer. Pursuant to the Omnibus Agreement, we also have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years.

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. As of March 18, 2016, KNOT owned a 31.2% limited partner interest in us and, through its ownership of our general partner, a 2.01% general partner interest in us, as well as our incentive distribution rights.

Significant Developments in 2015

Equity offering

On June 2, 2015, we sold 5,000,000 common units, representing limited partner interests, in an underwritten public offering (the “June 2015 Offering”). In connection with the June 2015 Offering, the general partner contributed a total of $2.4 million in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds for the June 2015 Offering and the related general partner contribution were $116.6 million. For more information, please read Note 23—Equity Offerings in the consolidated and combined carve-out financial statements included in this Annual Report.

We used the net proceeds from the June 2015 Offering and related capital contribution by our general partner to fund the cash portion of the purchase price of the company that owns and operates the Dan Sabia, to repay indebtedness and for general partnership purposes.

Acquisitions

On June 15, 2015, we completed the acquisition of the ownership interests in the company that owns and operates the shuttle tanker Dan Sabia from KNOT for a consideration of $103.0 million less approximately $64.5 million of outstanding indebtedness related to the vessel and other purchase price adjustments of $2.7 million. For more information, please read Note 22—Business Acquisitions in the consolidated and combined carve-out financial statements included in this Annual Report. The cash portion of the purchase price was financed with the proceeds from the June 2015 Offering. The Dan Sabia is operating in Brazil under a 12-year bareboat charter with Transpetro. The charter commenced upon delivery of the Dan Sabia in January 2012 and will terminate in 2024.

On October 15, 2015, we completed the acquisition of the ownership interests in the company that owns and operates the shuttle tanker Ingrid Knutsen from KNOT for consideration of $115.0 million, net of $104.5 million of outstanding indebtedness related to the vessel. The purchase price was subsequently adjusted by a working capital adjustment of $2.4 million. The cash portion of the purchase price was financed with cash on hand. The Ingrid Knutsen is operating in the North Sea under a 10-year time charter with ExxonMobil, which will expire in the first quarter of 2024. The charterer has options to extend the charter for five one-year periods.

Common Unit Purchase Program

In August, 2015, the Partnership’s board of directors authorized a program for the Partnership to repurchase up to 666,667 of its common units. The board of directors of our general partner concurrently authorized our general partner to purchase up to 333,333 common units of the Partnership. As of both December 31, 2015 and March 18, 2016, the Partnership and our general partner had purchased 180,906 and 90,368 common units, respectively, at an average purchase price of $12.71 per unit.

Changes in Board and Management

In May 2015, John Costain resigned from our board of directors and on June 1, 2015, Mr. Costain became our Chief Executive Officer and Chief Financial Officer. Simon Bird was appointed by the remaining elected directors to replace Mr. Costain as the Class III elected director to serve until the annual meeting of unitholders in 2016.

In May 2015, Mr. Edward Waryas was appointed chairman of the conflicts committee and Mr. Hans Petter Aas was appointed as a member of the conflicts committee. Mr. Aas was also appointed chairman of the audit committee and Mr. Waryas was appointed as a new member of the audit committee in addition to the existing member, Mr. Andrew Beveridge.

Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. These services are provided under the following basic types of contractual relationships:

•	Time charters, whereby the vessels that we operate and are responsible for the crewing of are chartered to customers for a fixed period of time at hire rates that are either fixed for the firm period of the time charter with escalations to be made in case of option periods or that increase annually based on a fixed percentage increase or fixed schedule in order to enable us to offset expected increases in operating costs. Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the customer is generally responsible for any voyage expenses incurred; and

•	Bareboat charters, whereby customers charter our vessels for a fixed period of time at hire rates that are generally fixed, but the customers are responsible for the vessel operation and bear the operating and voyage expenses, including crewing and other operational services.

The table below compares the primary features of a time charter and a bareboat charter:

	Time Charter	Bareboat Charter
Typical charter length	One year or more	One year or more
Hire rate basis(1)	Daily	Daily
Voyage expenses(2)	Customer pays	Customer pays
Vessel operating expenses(2)	Owner pays	Customer pays
Off-hire(3)	Varies	Customer typically pays

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(3)	“Off-hire” refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during off-hire. Our bareboat charters do not contain such provisions.

Employment of Our Fleet

The following table describes the operations of the vessels in our fleet.

Vessel	Description of Historical Operations
Fortaleza Knutsen	Delivered in March 2011. Has operated under a long-term bareboat charter with Transpetro since delivery. Included in the Partnership’s initial fleet.

Recife Knutsen	Delivered in August 2011. Has operated under a long-term bareboat charter with Transpetro since delivery. Included in the Partnership’s initial fleet.

Bodil Knutsen	Delivered in February 2011. Completed an interim spot voyage and testing prior to commencing operations under a long-term time charter with Statoil in May 2011. Included in the Partnership’s initial fleet.

Windsor Knutsen	Delivered in May 2007. Operated as a conventional oil tanker under short-term time charters and in the spot market from its delivery until commencement of retrofitting in November 2010. Following completion of its retrofitting as a shuttle tanker, operated under a long-term time charter with BG Group from April 2011 until July 2014. From July 2014 operated under a charter with KNOT until the vessel commenced on a long term time charter with BG Group in October 2015.

Carmen Knutsen	Delivered in January 2013. Has operated under a long-term time charter with Repsol since delivery. Acquired by the Partnership in August 2013.

Hilda Knutsen	Delivered in August 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.

Torill Knutsen	Delivered in November 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.

Dan Cisne	Delivered in September 2011. Has operated under a long-term bareboat charter with Transpetro, which commenced on delivery. Acquired by the Partnership in December 2014.

Dan Sabia	Delivered in January 2012. Has operated under a long-term bareboat charter with Transpetro, which commenced on delivery. Acquired by the Partnership in June 2015.

Ingrid Knutsen	Delivered in December 2013 and commenced on long-term time charter with ExxonMobil in February 2014. Acquired by the Partnership in October 2015.

Market Overview and Trends

As of February 2016, the shuttle tanker market consisted of approximately 80 vessels and was characterized by long-term charters with offshore oil producers. Most shuttle tankers are in the North Sea and offshore Brazil. Demand for shuttle tankers is based on offshore oilfield development and up to mid-2014, higher oil prices and a positive long-term offshore oil outlook led to increased activity. However, for the past two years, oil companies have experienced delays in oil production start-up both in the North Sea and Brazil. This has led to a temporary overcapacity, however we have noted that the delaying effect is reducing and as there is no speculative ordering, the market is coming close to being balanced. While this has led to reduced activity for vessels without fixed charters, we believe vessels on fixed charters have not been affected. Due to the age structure of the fleet, the lack of speculative contracting and the relatively high number of projects under development, we believe the medium to long-term outlook continues to be positive and tendering activity for new projects is expected in 2016. For 2015, one new shuttle tanker contract was awarded to Brazilian operations and three shuttle contracts were awarded for Canadian operations. There were no new shuttle tanker contracts awarded for the North Sea operations during 2015.

Oil prices declined significantly in the latter part of 2014 and in 2015 due to a range of factors, notably the increase in US shale oil production, increased production from certain OPEC states and a slowdown in demand from Europe and Asia. Due to the fact that there are a number of existing offshore projects already under development where shuttle tankers are required, the decline in oil prices is not expected to materially affect the shuttle tanker market for the next two to three years. However, longer term oil prices will determine the impact on the growth of offshore oil production activity when existing projects and projects under development are completed.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to our acquisitions of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia and the Ingrid Knutsen.

•	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”

•	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 10—Derivative Instruments in the consolidated and combined carve-out financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.

•	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars. Approximately 45%, 43% and 34% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 45%, 47% and 56% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”), for the years ended December 31, 2015, 2014 and 2013, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.

•	Our historical results of operations prior to our IPO reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our historical results of operations for periods prior to our IPO in April 2013 have been determined by allocating certain of KNOT’s administrative costs, after deducting costs directly charged to KNOT’s subsidiaries for services provided by the administrative staff and shareholder costs, to us principally based on the size of our fleet in relation to the size of KNOT’s fleet. In connection with the closing of our IPO, we entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides us with certain administrative services. KNOT UK is permitted to subcontract certain of the administrative services provided under this agreement to KOAS UK, KOAS and KNOT Management. We reimburse KNOT UK, and KNOT UK reimburses KOAS UK, KOAS and KNOT Management, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services subcontracted to KOAS UK, KOAS and KNOT Management under the administrative services agreement. In addition, KNOT UK pays to KOAS UK, KOAS and KNOT Management, as applicable, a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred in connection with providing services.

•	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries are subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate has been reduced from 28% in 2013 to 27% for 2014 and 2015.

•	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject only to Norwegian tonnage tax rather than a combination of ordinary taxation and tonnage taxation as reflected in the consolidated and combined carve-out financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, the tonnage tax is based on the tonnage of the vessel, and operating income is tax free. Tonnage tax is calculated based on the vessel’s net tonnage (in thousands), according to its certificate, multiplied by the days in operation and the applicable dayrate. The net financial income and expense remains taxable as ordinary income tax at the regular corporate income tax rate of 27% for Norwegian subsidiaries subject to the tonnage tax regime.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

•	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;

•	whether our customers, exercise their options to extend their time charters;

•	the number and availability of our vessels, including our ability to exercise the option to purchase the Raquel Knutsen;

•	the level of demand for shuttle tanker services;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;

•	interest rate changes;

•	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense; and

•	the level of any distribution on our common units.

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

Vessel Operating Expenses. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oil and communication expenses. Vessel operating expenses are generally paid by the shipowner under time charters and spot contracts and are recognized when incurred. Vessel operating expenses are paid by the customer under bareboat charters.

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

Customers

In the years ended December 31, 2015, 2014 and 2013, revenues from the following customers accounted for over 10% of our combined revenues:

		Year Ended December 31,
Customer	Vessels	2015		2014		2013
		(U.S. Dollars in thousands)
Transpetro	Fortaleza Knutsen Recife Knutsen Dan Cisne Dan Sabia	$40,618	26%	$25,666	23%	$22,860	31%
ENI	Hilda Knutsen Torill Knutsen	$46,806	30%	$23,512	21%	$—	—
Statoil	Bodil Knutsen	$23,203	15%	$22,263	20%	$21,563	29%
Repsol	Carmen Knutsen	$19,789	13%	$20,338	18%	$8,417	12%
BG Group	Windsor Knutsen	$4,466	3%	$12,124	11%	$20,311	28%
KNOT	Windsor Knutsen	$16,231	11%	$8,880	8%	$—	—

A. Operating Results

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	Change	% Change
Time charter and bareboat revenues	$154,750	$112,784	$41,966	37%
Other income	274	57	217	381%
Vessel operating expenses	27,543	23,879	3,664	15%
Depreciation	48,844	34,322	14,522	42%
General and administrative expenses	4,290	4,323	(33)	(1)%
Goodwill impairment charge	6,217	—	6,217	N/A
Interest income	8	13	(5)	(38)%
Interest expense	(17,451)	(15,271)	(2,180)	14%
Other finance expense	(504)	(1,271)	767	(60)%
Realized and unrealized gain (loss) on derivative instruments	(9,695)	(6,407)	(3,288)	51%
Net gain (loss) on foreign currency transactions	(105)	26	(131)	(504)%
Income tax benefit (expense)	59	(15)	74	(493)%
Net income	40,442	27,392	13,050	48%

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2015 were $154.8 million, an increase of $42.0 million, compared to $112.8 million for the year ended December 31, 2014. This increase was mainly due to increased revenues of: (i) $23.4 million resulting from the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014, (ii) $9.5 million related to the Dan Cisne being included in our results of operations from December 15, 2014, (iii) $5.5 million related to the Dan Sabia being included in our results of operations from June 15, 2015 and (iv) $3.6 million related to the Ingrid Knutsen being included in our results of operations from October 15, 2015.

Other Income. Other income for the year ended December 31, 2015 was $274,000 compared to $57,000 for the same period in 2014. Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payment of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new BG Group time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by KNOT. During the year 2015, $122,000 was recognized as income pursuant to this guarantee.

Vessel Operating Expenses. Vessel operating expenses for the year ended December 31, 2015 were $27.5 million, an increase of $3.6 million from $23.9 million in the year ended December 31, 2014. The increase was primarily due to an increase of $4.8 million due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014 and an increase of $1.0 million due to the Ingrid Knutsen being included in our results of operations from October 15, 2015, partially offset by lower operating expenses mainly due to the strengthening of the U.S. dollar against the NOK during 2015.

Depreciation. Depreciation for the year ended December 31, 2015 was $48.8 million, an increase of $14.5 million from $34.3 million in the year ended December 31, 2014 that was mainly due to (i) the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014, (ii) the Dan Cisne being included in our results of operations from December 15, 2014, (iii) the Dan Sabia being included in our results of operations from June 15, 2015 and (iv) the Ingrid Knutsen being included in our results of operations from October 15, 2015.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2015 were $4.3 million, compared to $4.3 million for 2014.

Goodwill Impairment Charge. Goodwill impairment charge for the year ended December 31, 2015 was $6.2 million and $nil for the year ended December 31, 2014. During the three months ended June 30, 2015, we concluded that there were indicators of impairment due to a significant reduction in the price of our common units during the quarter. Consequently, we performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on our fleet, and concluded that there was no impairment to the vessels’ values. However, we determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized for the year ended December 31, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions.

Interest Income. Interest income for the year ended December 31, 2015 was $8,000 compared to $13,000 for 2014.

Interest Expense. Interest expense for the year ended December 31, 2015 was $17.5 million, an increase of $2.2 million from $15.3 million for the year ended December 31, 2014. The increased interest expense was primarily due to;

•	an increase of $2.3 million due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014;

•	an increase of $1.5 million due to the Dan Cisne being included in our results of operations from December 15, 2014;

•	an increase of $0.8 million due to the Dan Sabia being included in our results of operations from June 15, 2015; and

•	an increase of $0.4 million due to the Ingrid Knutsen being included in our results of operations from October 15, 2015;

Partially offset by

•	a decrease of $1.8 million due to a charge relating to reversal of capitalized loan costs related to our refinancings in June 2014 and November 2014; and

•	a decrease of $1.0 million mainly due to a lower margin in 2015 due to our refinancings in June 2014 and November 2014.

Other Finance Expense. Other finance expense for the year ended December 31, 2015 was $0.5 million, a decrease of $0.8 million from $1.3 million for the year ended December 31, 2014. Other finance expenses are primarily related to bank fees and guarantee commissions. Other finance expense of $1.3 million for the year ended December 31, 2014 consisted of (i) a $0.4 million payment as compensation to banks for lost loan margin on repaid loans, (ii) a $0.3 million guarantee commission for the outstanding amount under the Guarantee Institute for Export Credits (GIEC) guarantee related to the $120 million Bodil Knutsen credit facility, which was repaid in full in June 2014 and (iii) $0.6 million in other finance expenses. Other finance expense of $0.5 million for the year ended December 31, 2015 consisted of (i) a $0.2 million guarantee commission for the outstanding amount under the GIEC guarantee related to the Ingrid Knutsen credit facility and (ii) $0.3 million in other finance expenses.

Realized and Unrealized Gain (Loss) on Derivative Instruments. The Partnership does not apply hedge accounting for derivative instruments. Realized and unrealized loss on derivative instruments for the year ended December 31, 2015 was $9.7 million, compared to $6.4 million for the year ended December 31, 2014, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	Change
Realized gain (loss)
Interest rate swap contracts	$(4,957)	$(2,997)	$(1,960)
Foreign exchange forward contracts	(4,348)	500	(4,848)
Unrealized gain (loss)
Interest rate swap contracts	(1,088)	(919)	(169)
Foreign exchange forward contracts	698	(2,991)	3,689

Total	$(9,695)	$(6,407)	$(3,288)

As of December 31, 2015, the total notional amount of our outstanding interest rate swap contracts that were entered into in order to economically hedge outstanding or forecasted debt obligations was $410.0 million. In addition to an increased notional amount, the increased net realized and unrealized loss on derivative instruments was due to a declining long-term interest rate during 2015 compared to 2014. As of December 31, 2015, we had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against NOK at an average exchange rate of NOK 8.2805 per U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. During the year ended December 31, 2015, we realized a loss of $4.3 million and accounted for an unrealized gain of $0.7 million on our foreign exchange forward contracts due to strengthening of the U.S. Dollar relative to NOK.

Net Gain (Loss) on Foreign Currency Transactions. Net loss on foreign currency transactions for the year ended December 31, 2015 was $105,000, compared to net gain on currency transactions of $26,000 for the year ended December 31, 2014.

Income Tax Benefits (Expense). Income tax benefits for the year ended December 31, 2015 was $59,000 compared to income tax expense of $15,000 for the year ended December 31, 2014.

Net Income. As a result of the foregoing, we earned net income of $40.4 million for the year ended December 31, 2015 compared to net income of $27.4 million for the year ended December 31, 2014.

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

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2014 were $112.8 million, an increase of $39.6 million, compared to $73.2 million for the year ended December 31, 2013. This increase was principally due to increased time charter earnings of $23.5 million resulting from the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014 and $11.9 million related to the Carmen Knutsen being included in our results of operations from August 1, 2013. During 2013, there was a one-time cost related to termination of a commercial management agreement with KNOT Management resulting in a reduction in revenues of $3.5 million in 2013. This one-time cost was compensated by KNOT by a corresponding increase in the equity of the Partnership at the closing of the IPO.

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

As of December 31, 2014, the total notional amount of our outstanding interest rate swap contracts that were entered into in order to economically hedge outstanding or forecasted debt obligations was $382.3 million. In addition to an increased notional amount, the increased net realized and unrealized loss on derivative instruments was due to a declining long-term interest rate during 2014 compared to 2013. As of December 31, 2014, we had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against NOK at an average exchange rate of NOK 6.395 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. During the year ended December 31, 2014, we realized a gain of $0.5 million and accounted for an unrealized loss of $3.0 million on our foreign exchange forward contracts due to strengthening of the U.S. Dollar relative to NOK. The foreign exchange forward contracts realized expired during 2014, and during 2014 the Partnership entered into new foreign exchange forward contracts that expire during 2015.

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

The tax expense prior to our IPO reflects the Norwegian ordinary tax regime in addition to the tonnage tax regime. The tax expense and the deferred tax assets and liabilities prior to our IPO are, therefore, not comparable to the ongoing operation and the tax after the date of our IPO. All of the tax positions related to the ordinary Norwegian tax regime were eliminated at the date of our IPO. For additional information, please read Note 17—Income Taxes in the consolidated and combined carve-out financial statements included in this Annual Report.

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

We estimate that we will spend in total approximately $17.9 million for drydocking and classification surveys for the six vessels under time charters in our fleet in 2016, 2017 and 2018. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the dry-docking yard that will depend on the distance from the vessel’s ordinary trading area to dry-docking yard.

In August, 2015, the Partnership’s board of directors authorized a program for the Partnership to repurchase up to 666,667 of its common units. The board of directors of our general partner concurrently authorized our general partner to purchase up to 333,333 common units of the Partnership. As of both December 31, 2015 and March 18, 2016, the Partnership and our general partner had purchased 180,906 and 90,368 common units, respectively, at an average purchase price of $12.71 per unit.

As of December 31, 2015, our current liabilities exceeded current assets by $39.3 million. Included within current liabilities are mark-to-market valuations of derivative instruments representing $5.1 million of these liabilities, and included within current assets are mark-to-market valuations of swap derivative instruments representing $0.7 million of these assets. We currently have no intention of terminating these derivative instruments (which include interest rate swap contracts and foreign exchange forward contracts) and hence realizing these liabilities.

As of December 31, 2015, our cash and cash equivalents were $23.6 million and we had an undrawn revolving credit facility of $20.0 million.

We believe that our current resources are sufficient to meet our working capital requirements for our current business for at least the next 12 months.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are $30.3 million, which is comprised of $26.6 million for replacing our current vessels at the end of their useful lives and $3.7 million for drydocking maintenance and classification surveys.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	2013
Net cash provided by operating activities	$89,160	$59,339	$44,160
Net cash used in investing activities	(46,488)	(121,946)	(55,468)
Net cash provided by (used in) financing activities	(49,575)	64,768	38,890
Effect of exchange rate changes on cash	(270)	(251)	(33)
Net increase (decrease) in cash and cash equivalents	(7,173)	1,910	27,549
Cash and cash equivalents at the beginning of the year	30,746	28,836	1,287
Cash and cash equivalents at the end of the year	23,573	30,746	28,836

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $29.8 million to $89.2 million for the year ended December 31, 2015 compared to $59.3 million for 2014. The increase was primarily due to higher earnings mainly from (i) the Ingrid Knutsen being included in our results of operation from October 15, 2015, (ii) the Dan Sabia being included in our results of operation from June 15, 2015, (iii) the Hilda Knutsen and Torill Knutsen being included in our results of operation for the entire year in 2015 as compared to six months in 2014 and (iv) the Dan Cisne being included in our results of operation for the entire year in 2015 as compared to 15 days in 2014.

Net cash provided by operating activities increased by $15.1 million to $59.3 million for the year ended December 31, 2014 compared to $44.2 million for 2013. The increase was mainly due to higher earnings from (i) the Hilda Knutsen and Torill Knutsen being included in our results of operations from July 1, 2014 and (ii) the Carmen Knutsen being included in our results of operations for the entire year in 2014 as compared to five months in 2013. Net cash provided by operating activities for the year ended December 31, 2013 was reduced by a one-time cost related to termination of a commercial management agreement with KNOT Management, resulting in a reduction in revenues of $3.5 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $46.5 million for the year ended December 31, 2015 compared to $121.9 million for the year ended December 31, 2014. Net cash used in investing activities in 2015 of $46.5 million related to the following acquisitions:

(i)	The acquisition of the Ingrid Knutsen on October 15, 2015, for which we paid a net cash amount to cover the difference between the purchase consideration of $115.0 million less $104.5 million of outstanding indebtedness and other purchase price adjustments of $2.4 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Ingrid Knutsen of $4.7 million.

(ii)	The acquisition of the Dan Sabia on June 15, 2015, for which we paid a net cash amount to cover the difference between the purchase consideration of $103.0 million less $64.5 million of outstanding indebtedness and other purchase price adjustments of $2.7 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Dan Sabia of $4.3 million.

Net cash used in investing activities was $121.9 million for the year ended December 31, 2014 compared to $55.5 million for the year ended December 31, 2013. The increase was primarily due to:

(i) The acquisitions of the Hilda Knutsen and the Torill Knutsen on June 30, 2014, for which we paid a net cash amount to cover the difference between the purchase consideration of $335.0 million less $221.8 million of outstanding indebtedness and other purchase price adjustments of $1.0 million. Net cash used in investing activities is net of cash acquired from the acquisitions of Hilda Knutsen and Torill Knutsen of $9.0 million.

(ii) The acquisition of the Dan Cisne on December 15, 2014, for which we paid a net cash amount to cover the difference between the purchase consideration of $103.0 million less $82.2 million of outstanding indebtedness and other purchase price adjustments of $2.6 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Dan Cisne of $1.6 million.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities during the year ended December 31, 2015 was $49.6 million and mainly related to the following:

•	The net proceeds from the June 2015 Offering of $116.6 million net of offering costs:

This was offset by the following:

•	Repayment of long-term debt of $78.3 million;

•	Repayment of long-term debt from related parties of $32.3 million;

•	Repurchase of common units of $2.3 million; and

•	Payment of cash distributions during 2015 of $53.4 million.

Net cash provided by financing activities during the year ended December 31, 2014 was $64.8 million and mainly related to the following:

•	The net proceeds from the June and July 2014 equity offerings of $146.7 million;

•	Proceeds of $240 million from the refinancing of the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen;

•	Proceeds of $137.8 million from the refinancing of the Fortaleza Knutsen and the Recife Knutsen; and

•	Proceeds of a seller’s credit of $12.0 million provided by KNOT for the acquisition of the Dan Cisne.

This was partially offset by the following:

•	Repayment of long-term debt of $420.2 million;

•	Repayment of the seller’s credit from KNOT of $10.6 million related to the acquisition of the Carmen Knutsen; and

•	Payment of cash distributions during 2014 of $36.6 million.

Net cash provided by financing activities during the year ended December 31, 2013 was $38.9 million and mainly related to the following:

•	The net proceeds from the exercise in full of the underwriters’ over-allotment option in connection with our IPO (approximately $21.95 million) were used by the Partnership to make a cash distribution to KNOT;

•	During 2013, there was an increase in the borrowings outstanding under the Fortaleza and Recife Facility (as defined below) of $25.4 million, a seller’s credit provided by KNOT in the form of a loan for $10.5 million after purchase price adjustments for the acquisition of the Carmen Knutsen and a $20.0 million borrowing under the revolving credit facility;

•	Repayments of long-term debt of $142.9 million; and

•	Payment of cash distributions during 2013 of $13.2 million.

Borrowing Activities

Long-Term Debt. As of December 31, 2015 and 2014, our long-term debt consisted of the following:

		As of December 31,
(U.S. Dollars in thousands)	Vessel	2015	2014
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$196,429	$212,142
$20 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	—	20,000
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	126,875	135,625
$117 million loan facility	Hilda Knutsen	81,797	86,724
$117 million loan facility	Torill Knutsen	83,033	87,960
$172.5 million loan facility	Dan Cisne & Dan Sabia	109,339	58,770
$77.5 million loan facility	Ingrid Knutsen	74,217	—
$12.0 million seller’s credit		—	12,000

Total long-term debt		671,690	613,221

Less current installments		49,684	38,718
Less $12.0 million seller’s credit		—	12,000

Long-term debt, excluding current installments and seller’s credit		$622,006	$562,503

Our outstanding debt of $671.7 million as of December 31, 2015 is repayable as follows:

Year Ending December 31,	U.S. Dollars in thousands
2016	$49,684
2017	50,084
2018	203,422
2019	266,260
2020	17,650
2021- thereafter	84,590

Total	$671,690

As of December 31, 2015, the interest rates on our loan agreements (other than tranche two of the $77.5 million loan facility) were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 2.125% to 2.5%. On the export credit loan of $55.1 million, which is tranche two of the $77.5 million loan facility secured by the Ingrid Knutsen, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense. See Note 2(e)—Financial Income (Expense) in the consolidated and combined carve-out financial statements included in this Annual Report.

$240 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”) to repay existing debt under previous credit facilities and a $10.5 million seller’s credit from KNOT. The Senior Secured Loan Facility consists of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. The outstanding balance on the Revolving Credit Facility was repaid on June 23, 2015 using a portion of the net proceeds from the June 2015 Offering. As of December 31, 2015, the Revolving Credit Facility was undrawn. The Term Loan Facility is repayable in quarterly instalments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Senior Secured Loan Facility. The Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

The Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital for the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrowers and the guarantors were in compliance with all covenants under this facility.

$117 Million Hilda Loan Facility

In July 2011, Knutsen Shuttle Tankers 14 AS, the subsidiary owning the Hilda Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Hilda Facility”). The Hilda Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Hilda Knutsen. The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrower and the guarantors were in compliance with all covenants under this facility.

$117 Million Torill Loan Facility

In November 2011, Knutsen Shuttle Tankers 15 AS, the subsidiary owning the Torill Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Torill Facility”). The Torill Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrower and the guarantors were in compliance with all covenants under this facility.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS, as the borrower, entered into a senior syndicate secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen. The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the New Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrower and the guarantors were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership’s acquisition of the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”).

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia. The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual instalments with a final balloon payment due at maturity at September 2023 and January 2024, respectively.

The facilities contain the following financial covenants:

•	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrowers and the guarantor were in compliance with all covenants under this facility.

$77.5 Million Secured Loan Facility

In June 2012, Knutsen NYK Shuttle Tankers 16 AS, the subsidiary owning the Ingrid Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Ingrid Facility”). As of the time of the acquisition of the Ingrid Knutsen, the aggregate amount outstanding under the facility was $77.5 million. The Ingrid Facility includes two tranches. Tranche one is a commercial bank loan of $22.4 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%. Tranche two is an export credit loan of $55.1 million, repayable in semi-annual installments and maturing in November 2025. Tranche two bears interest at an annual fixed rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The facility is secured by a vessel mortgage on the Ingrid Knutsen. The Ingrid Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Ingrid Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Ingrid Facility contains the following financial covenants:

•	Market value of the Ingrid Knutsen shall not be less than 125% of the outstanding balance under the Ingrid Facility;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Ingrid Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrower and the guarantors were in compliance with all covenants under this facility.

$12 Million Seller’s Credit

As part of financing for the purchase of the Dan Cisne, KNOT provided a $12.0 million seller’s credit (the “Seller’s Credit”), which was guaranteed by the Partnership, had a maturity date of December 2019 and bore interest at LIBOR plus a fixed margin of 4.5%. Accrued interest on the Seller’s Credit accumulated at the end of each six-month period and was capitalized. On June 15, 2015, the Partnership repaid the Seller’s Credit with a portion of the net proceeds from the June 2015 Offering.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2015, our interest rate swap contracts economically fixed our net floating interest rate exposure on $410.0 million of floating rate debt, leaving $261.7 million exposed to a floating rate of interest. Our interest rate swap contracts mature between March 2018 and January 2024. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a fixed rate ranging from 1.25% to 2.49%.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of December 31, 2015, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 289.8 million. We do not apply hedge accounting for derivative instruments.

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

Goodwill

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance will be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. We test goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment were present due to a significant reduction in the price of the Partnership’s common units during that quarter. Consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet, concluding that there was no impairment to the vessels’ values. However, the Partnership determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized for the year ended December 31, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions. This non-cash impairment charge reduced the Partnership’s remaining goodwill balance to zero.

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

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including by obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,193 million as of December 31, 2015. With respect to the vessels, based on broker valuations as of December 31, 2015, and disregarding the charters attached to each of the vessels, we believe the aggregate market value of these vessels was less than their aggregate carrying value as of that date. We believe the aggregate amount of this deficit as of December 31, 2015 for the vessels was approximately $125 million. These vessels do, however, have long-term charters with fixed rates attached. We believe that our recoverable amount for each of these vessels exceeded the applicable carrying value as of December 31, 2015, and, accordingly, have not recorded impairment charges even though the vessels have experienced a decline in charter free market value (i.e. disregarding the charters attached to each of the vessels).

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

Taxes

Description . We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Judgments and Uncertainties. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2013 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2014, we determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to increase the valuation allowance related to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As of December 31, 2015 and 2014, we had a valuation allowance of $10.3 million and $9.1 million, respectively.

Recently Issued Accounting Standards

Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) issued a comprehensive revenue recognition standard that will supersede virtually all of the existing revenue recognition guidance. The standard is intended to increase comparability across industries and jurisdictions. The single, global revenue recognition model applies to most contacts with customers. Leases, insurance contracts, financial instruments, guarantees and certain non-monetary transactions are excluded from the scope of the guidance. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The FASB deferred by one year the effective date of its new revenue recognition standard for public entities reporting under U.S. GAAP. The new revenue recognition standard will be effective for public entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public and nonpublic entities will be permitted to adopt the standard as early as the original public entity effective date (i.e., annual reporting periods beginning after December 15, 2016 and interim periods therein). Early adoption prior to that date is not permitted. The Partnership is assessing what impact, if any, the adoption of the guidance will have on its financial position, results of operations and cash flows.

In August 2014, FASB issued Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Accounting Standards Update (ASU) -2014-15). ASU 2014-15 provides guidance in GAAP about management’s responsibility to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued (or available to be issued when applicable) and, if so, disclose that fact. Management will be required to make this evaluation for both annual and interim reporting periods, if applicable. Management also is required to evaluate and disclose whether its plans alleviate that doubt. The standard is effective for annual periods after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted. The Partnership is evaluating the effect of adopting this new accounting guidance. The Partnership does not expect the adoption of this standard to have a material impact on the consolidated and combined financial statements.

In April 2015, FASB issued Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as an asset. This will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance also addresses the long-standing conflict with the conceptual framework and improves consistency with International Financial Reporting Standards (IFRS).The recognition and measurement guidance for debt issuance costs is not affected. The standard does not address the presentation of costs that does not have an associated liability. The guidance is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. The Partnership has not yet adopted ASU 2015-03. The adoption of the new standard will have an impact on the Partnership’s balance sheets and reduce total assets and total liabilities and will be applied retrospectively.

In June 2015, FASB issued Technical Corrections and Improvements (ASU 2015-10) to correct differences between original guidance and the ASC, clarify the guidance, correct references and make minor improvements affecting a variety of topics. While most of the amendments are not expected to have a significant effect on practice, some of them could change practice for some entities. Amendments that the FASB deemed more substantive are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The other amendments are effective immediately. The Partnership is assessing what impact, if any, this guidance will have on its consolidated and combined financial position, results of operations and cash flows.

In August 2015, FASB issued ASU 2015-15 to incorporate into the Accounting Standards Codification (ASC) an SEC staff announcement that the SEC staff will not object to an entity presenting the cost of securing a revolving line of credit as a deferred asset, regardless of whether a balance is outstanding. The announcement came in response to questions that arose after the FASB issued ASU 2015-03 Interest – Imputation of interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs. The standard, as issued, did not address revolving lines of credit, which may not have outstanding balances. An entity that repeatedly draws on a revolving credit facility and then repays the balance could present the cost as a deferred asset and reclassify all or a portion of it as a direct deduction from the liability whenever a balance is outstanding. However, the SEC staff’s announcement provides a less cumbersome alternative. Either way, the cost should be amortized over the term of the arrangement. The guidance is effective upon announcement by the SEC staff on June 18, 2015. The Partnership is assessing what impact, if any, the adoption of this guidance will have its financial position and it may have an impact on the balance sheets depending on whether the Partnership withdraws and use it revolving line of credit.

In November 2015, FASB issued guidance on Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes (ASU 2015-17). Companies are required to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amount. Also, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. The FASB staff is performing additional research on companion proposal requiring companies to immediately recognize income tax expenses or benefits on intercompany transactions. Since early adoption of the guidance is permitted, companies can start applying it in interim and annual financial statements that have not yet been issued. For public business entities the guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the guidance is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Companies can adopt the guidance either prospectively or retrospectively. The Partnership is assessing what impact, if any, this guidance will have on its consolidated and combined financial position.

There are no other recent accounting pronouncements issued whose adoption would have a material impact on the Partnership’s combined consolidated and combined carve-out financial statements in the current year or are expected to have a material impact on future years.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

Please read “Item 5. Operating and Financial Review and Prospects—Market Overview and Trends.”

E. Off-Balance Sheet Arrangements

At December 31, 2015, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2015:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. Dollars in thousands)
Long-term debt obligations (including interest) (1)	$756,812	$73,319	$294,268	$296,255	$92,969
Total	$756,812	$73,319	$294,268	$296,255	$92,969

(1)	The long-term debt obligation has been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2015, plus the applicable margin for all periods presented.

G. Safe Harbor

Please read “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	65	Chairman of the Board of Directors
John Costain	52	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	70	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	68	Director and Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	68	Director and Member of the Audit Committee
Hiroaki Nishiyama	49	Director
Yoshiyuki Konuma	55	Director
Simon Bird	56	Director

Trygve Seglem has served as Chairman of our board of directors since 2013. Mr. Seglem is the owner of TSSI, which is a 50% owner of KNOT. In addition, Mr. Seglem serves as a member of the board of directors of Nordisk Defence Club, a member of the board of directors of Koralfisk AS and a member of the board of directors of Assuranceforeningen SKULD (Gjensidig). Mr. Seglem began his career at Statoil at its inception and has been involved in the development of offshore loading tankers since 1975. In 1984, Mr. Seglem became the project director and a part owner, through TSSI, of the Knutsen Group. In September 2008, Mr. Seglem became the sole owner of the shuttle tanker operations of the Knutsen Companies. Mr. Seglem has a degree from Newcastle University.

Hans Petter Aas has served on our board of directors since 2013. Mr. Aas has had a long career as a banker in the international shipping and offshore markets and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA in August 2008. Mr. Aas joined DnB NOR Bank ASA (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also the Chairman of the Board of Directors of Ship Finance International Limited and a director of, Gearbulk Holding Ltd., Seadrill Ltd., Golden Ocean Group Ltd., Deep Sea Supply Plc. and Solvang ASA. Mr. Aas has a degree from the Norwegian School of Economics and Business Administration.

Edward A. Waryas, Jr. has served on our board of directors since 2013. He was Vice President-Marine Business Development for Lloyd’s Register North America, Inc., where he was responsible for marine business development, account management, marketing and product development in North America. Prior to joining Lloyd’s Register North America, Inc. in 2000, Mr. Waryas was President of the marine division of Clay Marketing & Public Relations, Inc., as well as President of Windward Maritime, LLC, a maritime consultancy company. In the 1990s, Mr. Waryas was Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to these positions, Mr. Waryas was a U.S. Coast Guard licensed engineer for Mobil Shipping & Transportation Company. While at Mobil Shipping & Transportation Company, Mr. Waryas served as chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas is a member of the North American panel for Intertanko and a former member of American Petroleum Institute’s Marine Committee. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

Andrew Beveridge has served on our board of directors since 2013. Mr. Beveridge also serves as a director of KNOT UK, a position he has held since 2013. He is an entrepreneur with a track record of running capital-intensive businesses in the offshore service and shipping industries. From 2006 to 2008, Mr. Beveridge was the Deputy Managing Director and Business Development Manager of Fugro Rovtech Ltd, a shipping and remotely operated vehicle (“ROV”) company. From 1996 to 2006, Mr. Beveridge was the Managing Director of Rovtech Ltd., a company that specializes in the operation of underwater ROVs and the ships they deploy in the oil service and underwater cable-burial industries. Prior to 1996, Mr. Beveridge held various positions as the Managing Director, commercial director or manager of Slinsgby Engineering Ltd, HMB Subwork Ltd, Star Offshore Services Ltd, Cunard Steamship Co Ltd and Offshore Marine Ltd. Mr. Beveridge has an engineering degree from Trinity College, Cambridge.

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

Simon Bird has served on our board of directors since May 2015. Mr. Bird is currently Director Humber for Associated Ports, a board role, having taken up this position in September 2015. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held various positions at British Aerospace plc, Thorn EMI plc, Philips, the Royal Navy and Her Majesty’s Diplomatic Service. Mr. Bird is also a director of Bristol Bulk Company, the chairman of UK Major Ports Group, a vice chairman of Maritime UK and a member of the Strategic Advisory Group of the Royal Navy.

John Costain has served as our Chief Executive Officer and Chief Financial Officer since June 1, 2015. From February 2013 until May 2015, Mr. Costain served as a member our board of directors. Since 2004, Mr. Costain has also been employed by Tankers (UK) Agencies Ltd, which acts as agent to Tankers International Pool, serving as Finance Director since 2005. At Tankers (UK) Agencies Ltd, Mr. Costain is responsible for group reporting results under U.S. GAAP. From 1991 to 2004, Mr. Costain held various positions at Euronav (UK) Agencies Ltd., including Finance Director and Managing Director of the offshore holding shipping company, as well as other positions in finance. Mr. Costain is a Chartered Accountant with a degree in Civil Engineering from Manchester University.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive compensation from us for any services it provides on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf. In addition, we pay certain fees to KNOT Management and KNOT Management Denmark pursuant to technical management agreements and management and administration agreements with our operating subsidiaries, and we reimburse KOAS UK, KOAS and KNOT Management for their reasonable costs and expenses (plus a 5% service fee) incurred in connection with provision of services pursuant to an administrative services agreement. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

Executive Compensation

We did not pay any compensation to our directors or our Chief Executive Officer and Chief Financial Officer or accrue any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to our IPO. Pursuant to the administrative services agreement, John Costain, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Costain is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2015, we incurred total costs, expenses and fees under this agreement of approximately $1.9 million (which includes $1.2 million that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Costain entered into an employment agreement with KNOT UK effective June 1, 2015. Pursuant to the employment agreement, Mr. Costain serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 200,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), 30 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Costain’s employment may be terminated on 6 months’ prior written notice by either Mr. Costain or KNOT UK. In addition, Mr. Costain’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Costain on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Costain from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2015, Mr. Costain received $179,185 in total compensation. In addition, an accrual of $nil for 2015 was made to cover insurance and pension expenses for Mr. Costain.

Arild Vik served as the Chief Executive Officer and Chief Financial Officer of the Partnership and KNOT UK from 2013 until June 1, 2015 pursuant to an employment agreement with KNOT UK dated March 28, 2013. Under the employment agreement, Mr. Vik’s annualized base salary was 200,000 British Pounds. In addition, the employment agreement provided for a discretionary annual bonus (as determined by the board of directors of KNOT UK), the reimbursement of relocation expenses to the United Kingdom (up to a maximum of 30,000 British Pounds), payment by KNOT UK of housing costs in London, participation in other employment benefits in which other senior executives of KNOT UK participate, 60 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Vik from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2015, Mr. Vik received $188,197 in total compensation. In addition, an accrual of $nil for 2015 was made to cover insurance and pension expenses for Mr. Vik

Compensation of Directors

Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2015 each of our directors and our Chairman received aggregate compensation of $40,000 and members of the audit and conflicts committee received an aggregate committee fee of $5,000. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, Hiroaki Nishiyama, Yoshiyuki Konuma, Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Nishiyama and Mr. Konuma and have been appointed by our general partner. Mr. Aas, Mr. Waryas and Mr. Beveridge were elected by our common unitholders. Mr. Bird was appointed by the remaining elected directors pursuant to our partnership agreement to replace John Costain upon his resignation from our board of directors in May 2015. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2018, Mr. Beveridge is designated as the Class II elected director and will serve until our annual meeting of unitholders in 2019, Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2016, and Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2017. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

Committees

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Hans Petter Aas, Andrew Beveridge and Edward A. Waryas, Jr. Our board of directors has determined that each of Mr. Aas, Mr. Beveridge and Mr. Waryas satisfies the independence standards established by the NYSE. Mr. Aas qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations.

We also have a conflicts committee comprised of Mr. Waryas and Mr. Aas. The conflicts committee is available at our board of directors’ discretion to review specific matters that our board of directors believes may involve conflicts of interest. The conflicts committee may determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2015, we directly employed one onshore employee and no seagoing employees. As of December 31, 2015, KNOT, through subsidiaries and affiliated companies, employed approximately 230 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

As of March 18, 2016, there were no common units or subordinated units beneficially owned by our current directors or executive officer.

Item 7. Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of March 18, 2016 by each person that we know to beneficially own more than 5.0% of our common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially
Name of Beneficial Owner	Number	Percent	Number	Percent	Owned
KNOT(1)	90,368	0.5%	8,567,500	100%	31.8%
Clearbridge Investments, LLC(2)	1,500,751	8.1%	—	—	5.5%
Goldman Sachs Asset Management(3)	1,766,502	9.5%	—	—	6.5%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(4)	2,550,397	13.7%	—	—	9.4%
Oppenheimer Funds, Inc. and Oppenheimer SteelPath MLP Income Fund (5)	1,071,537	5.8%	—	—	3.9%
Advisory Research, Inc. and Piper Jaffray Companies (6)	1,465,055	7.9%	—	—	5.4%

(1)	KNOT is a joint venture between TSSI and NYK, each of which owns a 50% interest. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner.
(2)	This information is based on the Schedule 13G/A filed by Clearbridge Investments, LLC on February 16, 2016.
(3)	Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC (collectively, “Goldman Sachs Asset Management”) have shared voting power and shared dispositive power as to 1,766,502 units. This information is based on the Schedule 13G/A filed by Goldman Sachs Asset Management on February 8, 2016.
(4)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 1,341,375 units and shared dispositive power as to 2,550,397 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on January 27, 2016.
(5)	Oppenheimer Funds, Inc. has shared voting power and shared dispositive power as to 1,071,537 units. Oppenheimer SteelPath MLP Income Fund has shared voting power and shared dispositive power as to 1,053,652 units, which represents 5.7% of common units outstanding and 3.9% of common and subordinated units outstanding. This information is based on the Schedule 13G/A filed by Oppenheimer Funds, Inc. and Oppenheimer SteelPath MLP Income Fund on February 4, 2016.
(6)	Advisory Research, Inc. has sole voting and dispositive power, and Piper Jaffray Companies has shared voting and dispositive power, as to 1,465,055 common units. This information is based on the Schedule 13G/A filed by Advisory Research, Inc. and Piper Jaffray Companies on February 18, 2016.

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

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of all of our subordinated units. At the end of the subordination period, assuming no additional issuances of common units and no additional repurchases under the common unit repurchase program, KNOT will own 31.8% of our common units

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to since January 1, 2013 are discussed below.

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

Shuttle Tanker Purchase Options

Pursuant to the Omnibus Agreement, we have the right to purchase the Raquel Knutsen from KNOT at a purchase price to be agreed upon by us and KNOT, at any time within 24 months after KNOT notifies our board of directors of its acceptance by its charterer. If we and KNOT are unable to agree upon the fair market value of the Raquel Knutsen, the fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we have the right, but not the obligation, to purchase the vessel at such price.

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

Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen

If at any time until April 15, 2018, the Bodil Knutsen is not receiving from any charterer a hire rate that is equal to or greater than the hire rate payable under the initial Bodil Knutsen charter, then KNOT shall pay us such hire rate that would have been in effect and payable under the initial Bodil Knutsen charter; provided, however, that in the event that, if at any time until April 15, 2018, the Bodil Knutsen is chartered under a charter other than the initial Bodil Knutsen charter and the hire rate being paid under such charter is lower than the hire rate that would have been in effect and payable under the initial Bodil Knutsen charter during any such period, then KNOT shall pay us the difference between the hire rate that would have been in effect and payable under the initial Bodil Knutsen charter during such period and the hire rate that is then in effect and payable under such other charter.

If at any time until April 15, 2018, the Windsor Knutsen is not receiving from any charterer a hire rate that is equal to or greater than the hire rate payable under the initial Windsor Knutsen charter, then KNOT shall pay us such hire rate that would have been in effect and payable under the initial Windsor Knutsen charter; provided, however, that in the event that, if at any time until April 15, 2018, the Windsor Knutsen is chartered under a charter other than the initial Windsor Knutsen charter and the hire rate being paid under such charter is lower than the hire rate that would have been in effect and payable under the initial Windsor Knutsen charter during any such period, then KNOT shall pay us the difference between the hire rate that would have been in effect and payable under the initial Windsor Knutsen charter during such period and the hire rate that is then in effect and payable under such other charter; provided, further, that the hire rate that would have been in effect and payable under the initial Windsor Knutsen charter during the period between the final termination date of the initial Windsor Knutsen charter (assuming that all extension options thereunder would have been exercised) and the last day of the five-year period following the closing date of our IPO shall be deemed to have been the hire rate that would have been in effect and payable during the last option extension period under the initial Windsor Knutsen charter (assuming that all extension options thereunder would have been exercised).

Windsor Knutsen Time Charter

In order to comply with its obligations under the Omnibus Agreement, in July 2014, KNOT entered into a time charter for the Windsor Knutsen at a rate of hire that would have been in effect during the option period under the initial Windsor Knutsen time charter. This charter expired when the new BG Group time charter for the Windsor Knutsen commenced in October of 2015.

Administrative Services Agreement

Effective as of February 26, 2013, in connection with our IPO, we entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides certain management and administrative services to us. The agreement has an initial term of five years. The services provided under the administrative services agreement are provided in a diligent manner, as we may reasonably direct. KNOT UK is permitted to subcontract certain of the administrative services provided under this agreement to KOAS UK and KOAS, each of which is a wholly owned subsidiary of TSSI and KNOT Management. On May 7, 2015, we entered into an amendment to the administrative services agreement, which allows KNOT UK to also subcontract administrative services to KNOT Management.

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

Under the administrative services agreement, John Costain, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Costain is responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors has the ability to terminate the arrangement with KNOT UK regarding the provision of executive officer services to us with respect to Mr. Costain at any time in its sole discretion.

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

Each month, we reimburse KNOT UK, and KNOT UK reimburses KOAS UK, KOAS and KNOT Management, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services under the administrative services agreement. In addition, KNOT UK, KOAS UK, KOAS and KNOT Management, as applicable, receives a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred by them in connection with providing services. Amounts payable by us under the administrative services agreement must be paid on a monthly basis within 30 days after receipt of an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

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

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen, which operate under time charters, is subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee. Please read “—Management and Administration Agreements”.

Management services. Each of the technical management agreements requires that KNOT Management and its subcontractors use their best endeavors to perform the following management services:

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

With respect to the technical management agreements, KNOT Management and its subcontractors use their best endeavors to also provide the commercial operations, including arranging payment to the owner’s account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and stevedores and arranging surveys associated with the commercial operations.

Annual management fee. Pursuant to each of the technical management agreements, each of KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, Knutsen Shuttle Tankers 13 AS, Knutsen Shuttle Tankers 14 AS, Knutsen Shuttle Tankers 15 AS and Knutsen NYK Shuttle Tankers 16 AS as owners, currently paid a fee of $0.46 million per year for 2015 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2016 has been set at $0.5 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

Term. Each of the technical management agreements for the Windsor Knutsen and the Bodil Knutsen continues indefinitely until terminated by either party after giving three months’ written notice. Each of the technical management agreements for the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen continues indefinitely until terminated by either party after giving six months’ notice.

Automatic termination and termination by either party. Each technical management agreement terminates or is deemed to be terminated if:

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

Termination by the manager. Under each technical management agreement, the manager may terminate the agreement with immediate effect by written notice if:

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

KNOT Management also may terminate each technical management agreement if the applicable owner elects to provide officers and, for any reason within its control, fails to (1) procure that all officers and ratings supplied by it or on its behalf comply with the requirements of the STCW 95 or (2) instruct such officers and ratings to obey all reasonable orders of KNOT Management in connection with the operation of KNOT Management’s safety management system. The manager may only terminate if the owner is given notice of such default and fails to cure within a reasonable time to the satisfaction of the manager.

Termination by the owner. Under each technical management agreement, the owner may terminate the applicable agreement with immediate effect by written notice to the manager if the manager, for any reason, is in default and fails to cure within a reasonable time.

Additional fees and provisions. In addition to the fees payable under each technical management agreement, the agreement also provides that the owner must make available to the manager each month within 60 days of a demand by the manager for payment an amount equal to the working capital required to run the vessel for the ensuing quarter. Further, under each technical management agreement, the manager and its employees, agents and subcontractors are indemnified by the owner against all actions that may be brought against them or incurred or suffered by them arising out of or in connection with their performance under such agreement in an amount not to exceed ten times the annual management fee payable under such agreement; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the manager or its employees, agents and subcontractors.

Management and Administration Agreements

The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements pursuant to which the subsidiaries that own and operate these vessels paid a fee of $0.05 million per year per vessel for 2015 to either KNOT Management or KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual fee for 2016 has been set at $0.05 per vessel. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements continue indefinitely until terminated by either party after giving two months’ written notice, in the case of the Dan Sabia and Dan Cisne agreements or three months’ written notice, in the case of the Recife Knutsen and Fortaleza Knutsen agreements. The management and administration agreements also may be terminated by the owner or manager on terms similar to the technical management agreements.

Contribution and Sale Agreement

On April 15, 2013, in connection with the closing of our IPO, we entered into a contribution and sale agreement with KNOT and certain of its subsidiaries that effected the transfer of the ownership interests in the entities that owned the vessels in our initial fleet and the use of the net proceeds of our IPO.

Acquisition of the Carmen Knutsen

On July 11, 2013, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the Carmen Knutsen. As part of the financing for the acquisition, KNOT provided KNOT Offshore Tankers AS a seller’s credit in the form of a loan for $10.4 million after a purchase price adjustment. The Conflicts Committee approved the acquisition. In addition, in connection with the acquisition, Knutsen Shuttle Tankers 13 AS entered into a technical management agreement relating to the Carmen Knutsen with KNOT.

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

Acquisition of the Dan Sabia

In June 2015, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the shuttle tanker the Dan Sabia for consideration of $103.0 million less approximately $64.5 million of outstanding indebtedness related to the vessel and other purchase price adjustments of $2.7 million. The purchase price was settled by way of a cash payment financed by proceeds from the June 2015 Offering. The Conflicts Committee approved the acquisition.

Acquisition of the Ingrid Knutsen

In October 2015, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in Knutsen NYK Shuttle Tankers 16 AS, the company that owns and operates the shuttle tanker the Ingrid Knutsen for consideration of $115.0 million less approximately $104.5 million of outstanding indebtedness related to the vessel and other purchase price adjustments of $2.4 million. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition.

Please read Note 22—Business Acquisitions in the consolidated and combined carve-out financial statements included in this Annual Report.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2015 and included in the consolidated and combined carve-out financial statements. Please read Note 18—Related Party Transactions in the consolidated and combined carve-out financial statements included in this Annual Report.

Year Ended December 31, 2015
(U.S. Dollars in thousands)
Statement of Operations Data:
Time charter and bareboat revenues	$16,231
Other income	122
Operating expenses	2,420
General and administrative expenses	1,916
Finance income (expense)	(268)
Total income (expense)	$11,749

Payables to KNOT and KOAS were $0.4 million and $0.4 million, respectively, for the year ended December 31, 2015. In addition, included in trade accounts payable, trading balances due to KOAS were $0.7 million and trading balances due to KNOT were $0.4 million for the year ended December 31, 2015. Outstanding balances are settled on a monthly basis.

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

Distributions to KNOT

We have declared and paid quarterly distributions totaling $20.9 million and $17.2 million to KNOT for each of the years ended December 31, 2015 and 2014, respectively.

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

During the year ended December 31, 2015, the aggregate amount of cash distributions paid was $53.4 million.

On February 15, 2016 we paid a cash distribution of $0.52 per unit in respect of the three months ended December 31, 2015. The aggregate amount of the distribution was $15.0 million.

Subordination Period

During the subordination period applicable to the subordinated units currently held by KNOT, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. We currently expect that the subordination period will end in the second quarter of 2016.

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

The following table illustrates the percentage allocations of the additional available cash from operating surplus among our unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distributions that are less than the minimum quarterly distribution. The percentage interests set forth in the table below assume that our general partner owns a 2.0% general partner interest and that we do not issue additional classes of equity securities.

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

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The high and low sales prices of our common units as reported by the NYSE, for the quarters and months indicated, are as follows:

	High	Low
Year ended December 31, 2016(1)	$17.58	$9.68
Year ended December 31, 2015	$26.49	$10.38
Year ended December 31, 2014	29.89	18.78
Year ended December 31, 2013(2)	29.39	20.68
First quarter 2016(1)	17.58	9.68
Fourth quarter 2015	18.54	10.38
Third quarter 2015	19.85	12.58
Second quarter 2015	26.49	23.36
First quarter 2015	25.45	18.21
Fourth quarter 2014	27.42	18.78
Third quarter 2014	28.80	24.69
Second quarter 2014	29.89	26.41
First quarter 2014	29.58	23.50
Month ended March 31, 2016(3)	17.58	15.70
Month ended February 29, 2016	16.60	10.80
Month ended January 31, 2016	15.00	9.68
Month ended December 31, 2015	16.12	10.38
Month ended November 30, 2015	16.76	13.67
Month ended October 31, 2015	18.54	15.02

(1)	For the period from January 1, 2016 through March 17, 2016.
(2)	For the period from April 9, 2013 through December 31, 2013.
(3)	For the period from March 1, 2016 through March 17, 2016.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Contribution and Sale Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Contribution and Sale Agreement.”

(2)	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

(3)	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS, as amended by Amendment No. 1, dated May 7, 2015. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”

(4)	Ship Management Agreement for the Bodil Knutsen, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(5)	Ship Management Agreement for the Windsor Knutsen, dated November 10, 2010, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(6)	Ship Management Agreement for the Carmen Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 13 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(7)	Ship Management Agreement for the Hilda Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 14 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(8)	Ship Management Agreement for the Torill Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 15 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(9)	Ship Management Agreement for the Ingrid Knutsen, dated May 30, 2012, between Knutsen NYK Shuttle Tankers 16 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(10)	Ship Management Agreement for the Fortaleza Knutsen, dated October 28, 2010, between Knutsen Shuttle Tankers XII KS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements.”

(11)	Ship Management Agreement for the Recife Knutsen, dated October 28, 2010, between Knutsen Shuttle Tankers XII KS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements.”

(12)	Ship Management Agreement for the Dan Cisne, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements.”

(13)	Ship Management Agreement for the Dan Sabia, dated May 13, 2014, between KNOT Shuttle Tankers 21 AS and KNOT Management Denmark AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements.”

(14)	Term Facility Agreement, dated June 10, 2014, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$140 Million Secured Loan Facility.”

(15)	Term and Revolving Facilities Agreement, dated June 10, 2014, among KNOT Shuttle Tankers 18 AS, Knot Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$240 Million Secured Loan Facility.”

(16)	Amended and Restated Term Loan Facility Agreement, dated July 11, 2011, among Knutsen Shuttle Tankers 14 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated October 5, 2011, the Second Supplemental Agreement, dated January 23, 2014, and the Third Supplemental Agreement, dated June 26, 2014. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$117 Million Hilda Loan Facility.”

(17)	Amended and Restated Term Loan Facility Agreement, dated November 3, 2011, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto, as amended by an amendment letter, dated October 23, 2013, and as amended and restated by the First Supplemental Agreement, dated February 12, 2014, and the Second Supplemental Agreement, dated June 26, 2014. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$117 Million Torill Loan Facility.”

(18)	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(19)	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Cisne Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(20)	Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Sabia Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(21)	Amended and Restated Term Loan Facility Agreement, dated June 7, 2012, among Knutsen NYK Shuttle Tankers 16 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated February 5, 2015, and the Second Supplemental Agreement, dated October 13, 2015. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$77.5 Million Secured Loan Facility.”

(22)	Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and John Costain. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”

(23)	Employment Agreement, dated March 28, 2013, between KNOT Offshore Partners UK LLC and Arild Vik. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”

(24)	Fortaleza Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 27, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(25)	Recife Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 29, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(26)	Windsor Knutsen Time Charter Party, dated July 29, 2014, between KNOT Shuttle Tankers 18 AS and KNOT Shuttle Tankers Pool AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Windsor Knutsen Time Charter.”

(27)	Bodil Knutsen Time Charter Party, dated October 7, 2010, between Knutsen Bøyelaster VI KS and Statoil ASA, amended by Addendum No. 1, dated March 29, 2011, between Knutsen Bøyelaster VI KS and Statoil ASA and novated by the Novation Agreement, dated February 18, 2013, between Knutsen Bøyelaster VI KS, KNOT Shuttle Tankers 17 AS and Statoil ASA. Please read “Item 4. Information on the Partnership—Business Overview—Charters.”

(28)	Share Purchase Agreement, dated July 11, 2013, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Carmen Knutsen.”

(29)	Share Purchase Agreement, dated June 23, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Hilda Knutsen and the Torill Knutsen.”

(30)	Share Purchase Agreement, dated June 23, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Hilda Knutsen and the Torill Knutsen.”

(31)	Share Purchase Agreement, dated December 10, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Dan Cisne.”

(32)	Seller’s Credit, dated December 15, 2014, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS. “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$12 Million Seller’s Credit.”

(33)	Share Purchase Agreement, dated May 27, 2015, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Dan Sabia.”

(34)	Share Purchase Agreement, dated October 13, 2015, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Ingrid Knutsen.”

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

Marshall Islands Tax Consequences

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law, unitholders that are neither citizens nor residents of the Marshall Islands and do not maintain offices in nor engage in business in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to them as unitholders. In addition, such unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of the Marshall Islands to file Marshall Islands tax returns relating to their ownership of common units.

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

As of December 31, 2015, we were party to interest rate swap contracts with a combined notional amount of approximately $410.0 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.25% per annum and 2.49% per annum for all periods. The interest rate swap contracts mature between March 2018 and January 2024. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2015 are as follows:

	December 31, 2015
(U.S. Dollars in thousands)	Notional Amount	Fair Value (Liability)
Interest rate swap contracts	$410,041	$3,631

As of December 31, 2015, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $238.1 million, based on our total interest bearing debt of approximately $671.7 million, less the notional amount of our floating to fixed interest rate swap contracts of approximately $410.0 million and less cash and cash equivalents of $23.6 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.4 million on an annual basis as of December 31, 2015. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the consolidated and combined carve-out financial statements included in this Annual Report.

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

As of December 31, 2015, we had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against NOK at an average exchange rate of NOK 8.2805 per 1 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2015 and 2014, six and five customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

As of December 31, 2015, we were in compliance with all covenants under our debt agreements.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2015.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2015.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a–15(f) under the Exchange Act) that occurred during the year ended December 31, 2015.

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

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Hans Petter Aas qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2015 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2015 and 2014.

Fees Incurred by the Partnership for Ernst & Young AS’ Services

	2015	2014
Audit Fees	$492,326	$678,279
Audit-Related Fees	97,597	219,020
Tax Fees	4,067	13,048
All Other Fees	—	—

	$593,990	$910,347

Audit Fees

Audit fees for 2015 and 2014 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees for 2015 and 2014 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with the comfort letters and reviews of prospectuses associated with our public offerings in June 2014 and June 2015 that have not been reported under “—Audit Fees” above

Tax Fees

Tax fees for 2015 and 2014 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period(1)	Total number of common units purchased(2)	Average price paid per common unit	Total number of common units purchased as part of all publicly announced plans or programs(2)	Maximum number of common units that may yet be purchased under such plans or programs
August 1, 2015–August 31, 2015	—	$—	—	1,000,000
September 1, 2015–September 30, 2015	—	$—	—	1,000,000
October 1, 2015–October 31, 2015	—	$—	—	1,000,000
November 1, 2015–November 30, 2015	9,280	$13.99	9,280	990,720
December 1, 2015–December 31, 2015	261,994	$12.66	261,994	728,726

(1)	No common units were purchased by the issuer or affiliated purchasers during the period January 1, 2015 through July 31, 2015.
(2)	On August 12, 2015, the Partnership announced a program for the Partnership to repurchase up to 666,667 of its common units and for our general partner concurrently to purchase up to 333,333 common units of the Partnership. All purchases of common units were at prevailing prices on the open market. All purchases of common units set forth in the table above were made pursuant to this program. Approximately one third of the common units purchased under the program were purchased by our general partner (90,368 common units) and approximately two thirds were purchased by the Partnership (180,906 common units). The program will conclude by August 31, 2016.

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

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, the NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. However, our board of directors has determined that each of Hans Petter Aas, Edward A. Waryas, Jr., Simon Bird and Andrew Beveridge satisfies the independence standards established by the NYSE as applicable to us.

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

Item 18. Financial Statements

The following financial statements listed below and set forth on pages F-3 through F-43, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

Consolidated and Combined Carve-Out Statements of Operations for the Years Ended December 31, 2015, 2014 and 2013	F-3
Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Years Ended December 31, 2015, 2014 and 2013	F-4
Consolidated Balance Sheets as of December 31, 2015 and 2014	F-5
Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Equity for the Years Ended December 31, 2015, 2014 and 2013	F-6
Consolidated and Combined Carve-Out Statements of Cash Flows for the Years Ended December 31, 2015, 2014 and 2013	F-7
Notes to Consolidated and Combined Carve-Out Financial Statements	F-8

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated and combined carve-out financial statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Certificate of Limited Partnership of KNOT Offshore Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

1.2	First Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated April 15, 2013, between KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 1.2 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.1	Contribution and Sale Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.2	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.3	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.4	Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.5	Ship Management Agreement for the Bodil Knutsen, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

Exhibit Number	Description

4.6	Ship Management Agreement for the Windsor Knutsen, dated November 10, 2010, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.5 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.7	Ship Management Agreement for the Carmen Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 13 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 4.6 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.8	Ship Management Agreement for the Hilda Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 14 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.3 to the registrant’s report on Form 6-K filed on July 14, 2014)

4.9	Ship Management Agreement for the Torill Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 15 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s report on Form 6-K filed on July 14, 2014)

4.10	Ship Management Agreement for the Ingrid Knutsen, dated May 30, 2012, between Knutsen NYK Shuttle Tankers 16 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on December 3, 2015)

4.11*	Ship Management Agreement for the Fortaleza Knutsen, dated October 28, 2010, between Knutsen Shuttle Tankers XII KS and KNOT Management AS, as amended

4.12*	Ship Management Agreement for the Recife Knutsen, dated October 28, 2010, between Knutsen Shuttle Tankers XII KS and KNOT Management AS, as amended

4.13	Ship Management Agreement for the Dan Cisne, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.14	Ship Management Agreement for the Dan Sabia, dated May 13, 2014, between KNOT Shuttle Tankers 21 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on June 29, 2015)

4.15	Term Facility Agreement, dated June 10, 2014, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed on December 9, 2014)

4.16	Term and Revolving Facilities Agreement, dated June 10, 2014, among KNOT Shuttle Tankers 18 AS, Knot Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed on June 27, 2014)

4.17	Amended and Restated Term Loan Facility Agreement, dated July 11, 2011, among Knutsen Shuttle Tankers 14 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated October 5, 2011, the Second Supplemental Agreement, dated January 23, 2014, and the Third Supplemental Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed on July 14, 2014)

4.18	Amended and Restated Term Loan Facility Agreement, dated November 3, 2011, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto, as amended by an amendment letter, dated October 23, 2013, and as amended and restated by the First Supplemental Agreement, dated February 12, 2014, and the Second Supplemental Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed on July 14, 2014)

4.19	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.15 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.20	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.16 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

Exhibit Number	Description

4.21	Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014 (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 29, 2015)

4.22	Amended and Restated Term Loan Facility Agreement, dated June 7, 2012, among Knutsen NYK Shuttle Tankers 16 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated February 5, 2015, and the Second Supplemental Agreement, dated October 13, 2015 (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on December 3, 2015)

4.23	Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and John Costain (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.24	Employment Agreement, dated March 28, 2013, between KNOT Offshore Partners UK LLC and Arild Vik (incorporated by reference to Exhibit 10.10 to the registrant’s Amendment No. 2 to Form F-1 Registration Statement (333-186947), filed on April 1, 2013)

4.25†	Fortaleza Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 27, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. (incorporated by reference to Exhibit 10.11 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.26†	Recife Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 29, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V. (incorporated by reference to Exhibit 10.12 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.27	Windsor Knutsen Time Charter Party, dated July 29, 2014, between KNOT Shuttle Tankers 18 AS and KNOT Shuttle Tankers Pool AS (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed on September 26, 2014)

4.28†	Bodil Knutsen Time Charter Party, dated October 7, 2010, between Knutsen Bøyelaster VI KS and Statoil ASA, amended by Addendum No. 1, dated March 29, 2011, between Knutsen Bøyelaster VI KS and Statoil ASA and novated by the Novation Agreement, dated February 18, 2013, between Knutsen Bøyelaster VI KS, KNOT Shuttle Tankers 17 AS and Statoil ASA (incorporated by reference to Exhibit 10.14 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.29	Share Purchase Agreement, dated July 11, 2013, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.21 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.30	Share Purchase Agreement, dated June 23, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed on June 27, 2014)

4.31	Share Purchase Agreement, dated June 23, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 10.3 to the registrant’s report on Form 6-K filed on June 27, 2014)

4.32	Share Purchase Agreement, dated December 10, 2014, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS, as amended (incorporated by reference to Exhibit 4.27 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.33	Seller’s Credit, dated December 15, 2014, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 4.28 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.34	Share Purchase Agreement, dated May 27, 2015, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.35	Share Purchase Agreement, dated October 13, 2015, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 of the registrant’s report on Form 6-K filed on December 3, 2015)

Exhibit Number	Description

8.1*	Subsidiaries of KNOT Offshore Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP

By:	/s/ John Costain
Name: John Costain
Title: Chief Executive Officer and Chief Financial Officer

Date: March 18, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of KNOT Offshore Partners LP

We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP as of December 31, 2015 and 2014, as described in Note 2(a), and the related consolidated and combined carve-out statements of operations, comprehensive income, partners’ capital / owners’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated and combined carve-out financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated and combined carve-out financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KNOT Offshore Partners LP at December 31, 2015 and 2014, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Oslo, Norway

March 18, 2016

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Statements of Operations

for the Years Ended December 31, 2015, 2014 and 2013

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2015 *	2014 *	2013 **
Operating revenues: (Notes 2(d), 5 and 18)
Time charter and bareboat revenues	$154,750	$112,784	$73,151
Other income	274	57	—
Loss of hire insurance recoveries	—	—	250

Total revenues (Notes 2(d), 5, 6, and 18)	155,024	112,841	73,401

Operating expenses: (Note 18)
Vessel operating expenses (Note 2(d))	27,543	23,879	14,288
Depreciation (Note 13)	48,844	34,322	23,768
General and administrative expenses	4,290	4,323	5,361
Goodwill impairment charge (Note 8)	6,217	—	—

Total operating expenses	86,894	62,524	43,417

Operating income	68,130	50,317	29,984

Finance income (expense): (Notes 2(e) and 18)
Interest income	8	13	30
Interest expense (Note 9(a))	(17,451)	(15,271)	(10,773)
Other finance expense (Note 9(b))	(504)	(1,271)	(2,048)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	(9,695)	(6,407)	505
Net gain (loss) on foreign currency transactions	(105)	26	193

Total finance expense	(27,747)	(22,910)	(12,093)

Income before income taxes	40,383	27,407	17,891
Income tax benefit (expense) (Notes 2(q) and 17)	59	(15)	(2,827)

Net income	$40,442	$27,392	$15,064

General Partner’s interest in net income	767	536	301
Limited Partners’ interest in net income	39,675	26,856	14,764
Earnings per unit: (Note 21)(1)
Common units (basic and diluted)	$1.499	$1.369	$1.063
Subordinated units (basic and diluted)	$1.708	$1.343	$1.065
General partner units (basic and diluted)	$1.487	$1.329	$1.063
Cash distributions declared and paid per unit (Note 21)	$2,030	$1.795	$0.752

(1)	Earnings per unit information for the year ended December 31, 2013 is in respect of the period from the closing of the IPO (April 15, 2013) to December 31, 2013.
*	2015 and 2014 refers to the Consolidated Statements of Operations
**	2013 refers to the Consolidated and Combined Carve-Out Statement of Operations

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Statements of Comprehensive Income

for the Years Ended December 31, 2015, 2014 and 2013

(U.S. Dollars in thousands)

	2015 *	2014 *	2013 **
Net income	$40,442	$27,392	$15,064
Other comprehensive income, net of tax	—	—	—

Comprehensive income	$40,442	$27,392	$15,064

*	2015 and 2014 refers to the Consolidated Statements of Operations
**	2013 refers to the Consolidated and Combined Carve-Out Statement of Operations

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

as of December 31, 2015 and 2014

(U.S. Dollars in thousands)

	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents (Notes 2(f) and 11)	$23,573	$30,746
Trade accounts receivable, less allowance for doubtful accounts of $0 in, 2015 and $0 in 2014 (Notes 2(h) and 12(a))	—	—
Amounts due from related parties (Note 18(d))	58	130
Inventories (Note 2(i))	849	915
Other current assets (Notes 2(j) and 12(b))	2,949	3,958

Total current assets	27,429	35,749

Long-term assets:
Vessels and equipment (Notes 2(k), 2(l), 2(m), 13 and 18(f)):
Vessels	1,351,219	1,131,321
Less accumulated depreciation and amortization	(158,292)	(109,464)

Vessels and equipment, net	1,192,927	1,021,857

Goodwill (Notes 2(n), 8, and 22)	—	6,217
Deferred debt issuance cost (Note 2(o))	2,819	3,959
Derivative assets (Notes 2(p), 10 and 11)	695	2,966

Total assets	$1,223,870	$1,070,748

Liabilities and Partners’ Capital/Owners’ Equity
Current liabilities:
Trade accounts payable (Note 18(e))	$1,995	$1,869
Accrued expenses (Note 15)	3,888	2,735
Current portion of long-term debt (Notes 11 and 16)	49,684	38,718
Current portion derivative liabilities (Notes 2(p), 10 and 11)	5,138	7,450
Income taxes payable (Notes 2(q) and 17)	249	362
Current portion of contract liabilities (Notes 2(n) and 14)	1,518	1,518
Prepaid charter and deferred revenue (Note 2(r))	3,365	6,751
Amount due to related parties (Note 18(d))	848	628

Total current liabilities	66,685	60,031

Long-term liabilities:
Long-term debt (Notes 11 and 16)	622,006	562,503
Derivative liabilities (Notes 2(p), 10 and 11)	1,232	—
Contract liabilities (Notes 2(n) and 14)	9,757	11,275
Deferred tax liabilities (Notes 2(q) and 17)	877	1,402
Long-term debt from related parties (Notes 11, 16 and 18)	—	12,000
Other long-term liabilities (Note 2(r))	2,543	4,172

Total liabilities	703,100	651,383

Commitments and contingencies (Notes 2(s) and 19)
Equity:
Partners’ capital:
Common unitholders	411,317	307,544
Subordinated unitholders	99,158	103,680
General partner interest	10,295	8,141

Total partners’ capital	520,770	419,365

Total liabilities and equity	$1,223,870	$1,070,748

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out

Statements of Changes in Partners’ Capital/Owners’ Equity

for the Years Ended December 31, 2015, 2014 and 2013

(U.S. Dollars in thousands)

		Partners’ Capital			Accumulated	Total Partners’
	Owners’ Invested Equity	Common Units	Subordinated Units	General Partner	Other Comprehensive Income	Capital/ Owners’ Equity
Combined carve-out balance at December 31, 2012	$97,194	—	—	—	—	$97,194
Combined carve-out net loss (Jan 1 to April 15, 2013)	(3,538)	—	—	—	—	(3,538)
Combined carve-out other comprehensive income	—	—	—	—	—	—
Movement in invested Equity	10,882	—	—	—	—	10,882
Combined balance at April 15, 2013	104,538	—	—	—	—	104,538
Elimination of equity	27,792	—	—	—	—	27,792
Allocation of partnership capital to unitholders	(132,330)	—	127,141	5,189	—	—
Proceeds from initial public offering (8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units) net of underwriters’ discount of $11,605 (Note 3)	—	168,313	—	—	—	168,313
Cash distribution to KNOT	—	—	(21,954)	—	—	(21,954)
Initial public offering costs	—	(2,201)	—	—	—	(2,201)
Post initial public offering net income	—	9,106	9,125	371		18,602
Other comprehensive income	—	—	—	—	—	—
Cash distributions	—	(6,445)	(6,455)	(263)	—	(13,163)
Consolidated balance at December 31, 2013	—	168,773	107,857	5,297	—	281,927
Net income	—	15,349	11,507	536	—	27,392
Cash distribution	—	(20,226)	(15,684)	(727)	—	(36,637)
Proceeds from public offering (5,240,000 common units including 640,000 common units pursuant to the exercise of the underwriter’s option to purchase additional common units), net of underwriters’ discount of $4,991 (Note 23)	—	143,983	—	3,040	—	147,023
Offering cost (Note 23)	—	(335)	—	(5)	—	(340)
Other comprehensive income	—	—	—	—	—	—
Consolidated balance at December 31, 2014	—	$307,544	$103,680	$8,141	$—	$419,365
Net income	—	25,038	14,637	767	—	40,442
Cash distribution	—	(33,179)	(19,159)	(1,032)	—	(53,370)
Proceeds from public offering (5,000,000 common units), net of underwriters’ discount of $4,300 (Note 23)	—	114,500	—	2,424	—	116,924
Offering cost (Note 23)	—	(288)	—	(5)	—	(293)
Repurchase common units	—	(2,298)	—	—	—	(2,298)
Other comprehensive income	—	—	—	—	—	—
Consolidated balance at December 31, 2015	—	$411,317	$99,158	$10,295	$—	$520,770

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated and Combined Carve-Out Statements of Cash Flows

for the Years Ended December 31, 2015, 2014 and 2013

(U.S. Dollars in thousands)

	Year Ended December 31,
	2015 *	2014 *	2013 **
Cash flows provided by operating activities:
Net income	$40,442	$27, 392	$15,064
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	48,844	34,322	23,768
Amortization of contract intangibles / liabilities	(1,518)	(1,518)	(1,518)
Amortization of deferred revenue	(1,913)	(1,170)	(427)
Amortization of deferred debt issuance cost	1,149	3,021	1,741
Goodwill impairment charge	6,217	—	—
Income tax expense	(59)	15	2,827
Income taxes paid	(348)	(731)	—
Unrealized (gain) loss on derivative instruments	390	3,910	(1,770)
Unrealized (gain) loss on foreign currency transactions	22	(136)	32
Other items	—	(16)	—
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable	—	—	99
Decrease (increase) in amounts due from related parties	1,008	(49)	(77)
Decrease (increase) in inventories	210	58	197
Decrease (increase) in other current assets	1,222	(172)	2,555
Increase (decrease) in trade accounts payable	45	337	662
Increase (decrease) in accrued expenses	(737)	(2,092)	771
Increase (decrease) prepaid revenue	(4,306)	793	101
Increase (decrease) in amounts due to related parties	(1,508)	(4,625)	109
Increase (decrease) in other liabilities	—	—	26

Net cash provided by operating activities (Note 20)	89,160	59,339	44,160

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(1,526)	6	215
Acquisition of the Carmen Knutsen (net of cash acquired) (Note 22)	—	—	(55,683)
Acquisition of the Hilda Knutsen and Torill Knutsen (net of cash acquired) (Note 22)	—	(105,296)	—
Acquisition of the Dan Cisne (net of cash acquired) (Note 22)	—	(16,656)	—
Acquisition of the Dan Sabia (net of cash acquired) (Note 22)	(36,843)	—	—
Acquisition of the Ingrid Knutsen (net of cash acquired) (Note 22)	(8,119)	—	—

Net cash used in investing activities	(46,488)	(121,946)	(55,468)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 16)	—	377,813	45,422
Proceeds from issuance of long-term debt from related parties (Note 16 and 18)	—	12,000	10,453
Repayment of long-term debt (Note 16)	(78,276)	(420,196)	(142,873)
Repayment of long-term debt from related parties	(32,253)	(10,612)	—
Accumulated interest from related party	—	263	—
Payments of debt issuance cost	(9)	(5,004)	(1,098)
Repurchase of common units	(2,298)	—	—
Changes in payables to related parties	—	—	(15,174)
Contributions from/distribution to owner, net (Note 20)	—	—	11,623
Proceeds from public offerings, net of underwriters’ discount	116,924	147,023	168,313
Cash distributed to KNOT	—	—	(21,954)
Offering cost	(293)	(340)	(2,201)
Cash distribution	(53,370)	(36,637)	(13,163)
Change in restricted cash	—	458	(458)

Net cash provided by (used in) financing activities	(49,575)	64,768	38,890

Effect of exchange rate changes on cash	(270)	(251)	(33)
Net increase in cash and cash equivalents	7,173	1,910	27,549
Cash and cash equivalents at the beginning of the year	30,746	28,836	1,287

Cash and cash equivalents at the end of the year	$23,573	$30,746	$28,836

*	2015 and 2014 refers to the Consolidated Statements of Cash Flows
**	2013 refers to the Consolidated and Combined Carve-Out Statement of Cash Flows

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

On August 1, 2013, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen Shuttle Tankers 13 AS, the company that owns the Carmen Knutsen, from KNOT. The acquisition of the Carmen Knutsen was accounted for as an acquisition of a business. Accordingly, the results of the Carmen Knutsen are consolidated into the Partnership’s results from the date of its acquisition. There has been no retroactive restatement of the Partnership’s financial statements to reflect the historical results of the Carmen Knutsen prior to its acquisition.

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

On June 2, 2015, the Partnership issued and sold 5,000,000 common units in an underwritten public offering (the “June 2015 Offering”) and the General Partner made an additional capital contribution to the Partnership in order to maintain its 2% general partner interest in the Partnership.

The net proceeds from the June 2015 Offering (an aggregate of $114.2 million) and related capital contributions by the General Partner (an aggregate of $2.4 million) were used to fund the purchase price of the acquisition of the company that owns the Dan Sabia from Knutsen NYK Offshore Tankers AS and for general partnership purposes.

On June 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 21 AS, the company that owns the Dan Sabia from KNOT. The acquisition of the Dan Sabia was accounted for as an acquisition of a businesses. Accordingly, the results of operations of the Dan Sabia are consolidated into the Partnership’s results as of the date of the acquisition.

On October 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen NYK Shuttle Tankers 16 AS, the company that owns the Ingrid Knutsen, from KNOT. The acquisition of the Ingrid Knutsen was accounted for as an acquisition of a business. Accordingly, the results of operations of the Ingrid Knutsen are consolidated into the Partnership’s results as of the date of its acquisition.

Please read Note 22—Business Acquisitions.

Each of the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia and the Ingrid Knutsen are referred to as a “Vessel” and, collectively, as the “Vessels.” As of December 31, 2015, the Partnership operated a fleet of ten vessels. The Vessels operate under fixed long-term charter contracts to charterers, with expiration dates between 2017 and 2029. Please see Note 6—Operating Leases.

The consolidated and combined carve-out financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2015, the Partnership’s net current liabilities were $39.3 million. Included in current liabilities are short term loan obligations that mature before December 31, 2016 and are therefore, presented as current debt. Furthermore, included within current liabilities as of December 31, 2015, are: (i) mark-to-market valuations of swap derivatives and foreign exchange forward contracts of $5.1 million of which $3.8 million is mark-to-market valuations of interest rate swap derivatives and $1.3 million is mark-to-market valuation of foreign exchange forward contracts. The swaps mature between 2018 and 2024. The Partnership has no intention of terminating these swaps before their maturity dates and hence realizing theses liabilities; (ii) prepaid charter and deferred revenues of $3.4 million which relate to charter hire received in advance from charterers; and (iii) contract liabilities of $1.5 million, which is the current portion of contractual rights for charters obtained in connection with a step acquisition that had unfavorable terms. The unfavorable contract liabilities of $1.5 million will amortize during 2016, thus no cash outflows are expected in respect of these liabilities in the next twelve months.

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

The following items, which are not directly attributable to the Vessels, have been allocated to the combined carve-out financial statements as set forth below:

•	General and administrative expenses of KNOT were invoiced to its subsidiaries based upon certain transfer pricing principles by type of cost. See Note 18—Related Party Transactions. The invoiced amounts that cannot be attributed to the Bodil Knutsen and the Windsor Knutsen have been allocated pro rata based on the number of vessels in KNOT’s fleet.

•	Cash and cash equivalents for general purposes at the legal entity level have not been allocated. The cash and cash equivalents and restricted cash balances are only included in the combined carve-out balance sheets to the extent they are specifically related to the Bodil Knutsen’s and the Windsor Knutsen’s petty cash or provisions of the loan agreements. Interest income cannot be attributed to the specific Vessels and has only been included in the combined carve-out financial statements to the extent it relates to an interesting bearing cash account included in the combined carve-out balance sheets.

•	Payables to owners and affiliates (“owner balances”) are not tracked on an individual Vessel basis for the Bodil Knutsen and the Windsor Knutsen but at the legal entity level. General allocations of owner balances based on the number of vessels within a legal entity would be inherently arbitrary. Therefore, the Combined Entity has identified specific payments made by owners to shipyards on Vessels under construction or conversion on behalf of the legal entity owning the Vessel and reflected these balances as payable to owners and affiliates, adjusted for subsequent external bank refinancing or settlements of payables at the legal entity level, in the combined carve-out balance sheet. Interest expense has been allocated on the basis of these owner balances and the historical intercompany interest rates charged by the owners to its subsidiaries on owner balances.

•	Net gain (loss) of foreign currency transactions cannot be attributed directly to the Bodil Knutsen and the Windsor Knutsen and has been allocated based upon specifically identified or allocated balances included on the combined carve-out balance sheets.

•	Goodwill arose in 2008 when TSSI acquired the remaining 50% interest in the majority of KNOT’s vessels, including the Windsor Knutsen and the three other Vessels of the Combined Entity under construction, in a transaction that was accounted for as a step acquisition. This transaction resulted in goodwill for KNOT. KNOT’s goodwill was allocated to the Combined Entity based upon the Combined Entity percentage of fair value of the Vessel, the Vessels under construction and the favorable or unfavorable charter contract rights acquired at the acquisition date to the total fair value acquired by KNOT for all vessels, vessels under construction and favorable or unfavorable charter contract rights. See Note 2(n)—Summary of Significant Accounting Policies—Goodwill and Intangibles, Note 8—Goodwill Impairment Charge, and Note 14—Intangible Assets and Contract Liabilities.

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

(U.S. Dollars in thousands)
Balance sheet captions:
Other current assets	$89
Other non-current assets	—
Other current liabilities (*)	(6,321)
Other long-term liabilities (*)	(21,560)

Net liabilities	$(27,792)

(*)	The majority of the assets and liabilities not transferred to the Partnership are related to interest swap derivatives (Note 10) and insurance proceeds pursuant to the Contribution and Sale Agreement entered into in connection with the closing of the IPO on April 15, 2013.

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

(c) Use of Estimates

The preparation of consolidated and combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and impairment of Vessels, drydocking, the estimates of future cash flows and use of discount rate and impairment of Goodwill, the valuation of derivatives and income taxes.

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

Other finance expense includes external bank fees, financing service fees paid to related parties and guarantee commissions paid to external and related parties in connection with the Partnership’s debt and other bank services.

(f) Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(g) Restricted Cash

Restricted cash consists of bank deposits, which may only be used to settle principal payments under the Partnership’s Vessel financing agreements.

(h) Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month’s charter the first day of each month. See Note 2(r)—Prepaid Charter and Deferred Revenue. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership establishes provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Partnership considers the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written-off. There were no allowances for doubtful accounts or amounts written off against the allowance for doubtful accounts as of December 31, 2015 and 2014. The Partnership does not have any off-balance-sheet credit exposure related to its customers.

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

(n) Goodwill and Intangibles

The Partnership allocates the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Goodwill is not amortized but is reviewed for impairment annually or more frequently if impairment indicators are identified.

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

(p) Derivative Instruments

The Partnership uses derivatives to reduce market risks associated with its operations. The Partnership uses interest rate swaps for the management of interest risk exposure. The interest rate swaps effectively convert a portion of the Partnership’s debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.

The Partnership seeks to reduce its exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts.

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

(q) Income Taxes

Historically, part of the Partnership’s activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject to the Norwegian Tonnage Tax regime (the “tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel, and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated and combined carve-out statements of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated and combined carve-out statements of operations. The amounts of tonnage tax included in operating expenses for the years ended December 31, 2015, 2014 and 2013 were $132,000, $126,000 and $100,000, respectively.

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

(u) Accounting Pronouncement Not Yet Adopted

New Accounting Standards not yet adopted

In May 2014, the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) issued a comprehensive revenue recognition standard that will supersede virtually all of the existing revenue recognition guidance. The standard is intended to increase comparability across industries and jurisdictions. The single, global revenue recognition model applies to most contacts with customers. Leases, insurance contracts, financial instruments, guarantees and certain non-monetary transactions are excluded from the scope of the guidance. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The FASB deferred by one year the effective date of its new revenue recognition standard for public and nonpublic entities reporting under U.S. GAAP. The new revenue recognition standard will be effective for public entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities will be permitted to adopt the standard as early as the original public entity effective date (i.e., annual reporting periods beginning after December 15, 2016 and interim periods therein). Early adoption prior to that date is not permitted. The Partnership is assessing what impact, if any, the adoption of the guidance will have on its financial position, results of operations and cash flows.

In August 2014, FASB issued Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Accounting Standards Update (ASU) 2014-15). ASU 2014-15 provides guidance in GAAP about management’s responsibility to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued (or available to be issued when applicable) and, if so, disclose that fact. Management will be required to make this evaluation for both annual and interim reporting periods, if applicable. Management also is required to evaluate and disclose whether its plans alleviate that doubt. The standard is effective for annual periods after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted. The Partnership is evaluating the effect of adopting this new accounting guidance. The Partnership does not expect the adoption of this standard to have a material impact on the consolidated and combined financial statements.

In April 2015, FASB issued Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as an asset. This will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The guidance also addresses the long-standing conflict with the conceptual framework and improves consistency with International Financial Reporting Standards (IFRS).The recognition and measurement guidance for debt issuance costs is not affected. The standard does not address the presentation of costs that does not have an associated liability. The guidance is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. The Partnership has not yet adopted ASU 2015-03. The adoption of the new standard will have an impact on the Partnership’s balance sheets and reduce total assets and total liabilities and will be applied retrospectively.

In June 2015, FASB issued Technical Corrections and Improvements (ASU 2015-10) to correct differences between original guidance and the ASC, clarify the guidance, correct references and make minor improvements affecting a variety of topics. While most of the amendments are not expected to have a significant effect on practice, some of them could change practice for some entities. Amendments that the FSAB deemed more substantive are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The other amendments are effective immediately. The Partnership is assessing what impact, if any, this guidance will have on its consolidated and combined financial position, results of operations and cash flows.

In August 2015, FASB issued ASU 2015-15 to incorporate into the Accounting Standards Codification (ASC) an SEC staff announcement that the SEC staff will not object to an entity presenting the cost of securing a revolving line of credit as a deferred asset, regardless of whether a balance is outstanding. The announcement came in response to questions that arose after the FASB issued ASU 2015-03 Interest – Imputation of interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs. The standard, as issued, did not address revolving lines of credit, which may not have outstanding balances. An entity that repeatedly draws on a revolving credit facility and then repays the balance could present the cost as a deferred asset and reclassify all or a portion of it as a direct deduction from the liability whenever a balance is outstanding. However, the SEC staff’s announcement provides a less cumbersome alternative. Either way, the cost should be amortized over the term of the arrangement. The guidance is effective upon announcement by the SEC staff on June 18, 2015. The Partnership is assessing what impact, if any, the adoption of this guidance will have its financial position and it may have an impact on the balance sheets depending on whether the Partnership withdraws and use it revolving line of credit.

In November 2015, FASB issued guidance on Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes (ASU 2015-17). Companies are required to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amount. Also, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. The FASB staff is performing additional research on companion proposal requiring companies to immediately recognize income tax expenses or benefits on intercompany transactions. Since early adoption of the guidance is permitted, companies can start applying it in interim and annual financial statements that have not yet been issued. For public business entities the guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the guidance is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Companies can adopt the guidance either prospectively or retrospectively. The Partnership is assessing what impact, if any, this guidance will have on its consolidated and combined financial position.

There are no other recent accounting pronouncements issued whose adoption would have a material impact on the Partnership’s combined consolidated and combined carve-out financial statements in the current year or are expected to have a material impact on future years.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with the transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT UK its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This has been accounted for as a capital contribution by KNOT to the Partnership. However, for the purpose of the historical combined carve-out financial statements, the net assets of the Vessels are included in the combined carve-out balance sheet as of December 31, 2012.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the IDRs, which will entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter.

(iii)	The Partnership issued 349,694 general partner units to the General Partner, KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, representing a 2.0% general partner interest in the Partnership.

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

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

•	An Administrative Services Agreement with KNOT UK, pursuant to which:

•	KNOT UK agreed to provide to the Partnership administrative services; and

•	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);

•	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;

•	A Contribution and Sale Agreement with KNOT. See Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation;

•	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and

•	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:

•	To what extent the Partnership and KNOT may compete with each other;

•	The Partnership’s option to purchase the Carmen Knutsen within 24 months after the closing of the IPO, any of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT within 24 months after KNOT notifies the Partnership’s board of directors of their respective acceptances by their charterers upon reaching an agreement with KNOT regarding the respective purchase prices;

•	Certain rights of first offer on shuttle tankers operating under charters of five or more years;

•	The provision of certain indemnities to the Partnership by KNOT; and

•	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2015.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding company
KNOT Shuttle Tankers AS	Norway	Holding company
KNOT Shuttle Tankers 12 AS	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers XII KS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers XII AS	Norway	General partner of Knutsen Shuttle Tanker XII KS
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 20 AS	Norway	Owner of the Dan Cisne
KNOT Shuttle Tankers 21 AS	Norway	Owner of the Dan Sabia
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen

5) Significant Risks and Uncertainties Including Business and Credit Concentrations

Each of the Vessels is employed under long-term fixed rate charters, which mitigates earnings risk. The Partnership’s operational results are dependent on the worldwide market for shuttle tankers and timing of entrance into long-term charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates may vary from year to year. The market is mainly dependent upon two factors: the supply of vessels and the overall growth in the world economy. The general supply of vessels is impacted by the combination of newbuilds, demolition activity of older vessels and legislation that limits the use of older vessels or new standards for vessels used in specific trades.

As of December 31, 2015, all of the Partnership’s Vessel crews, which are employed through Knutsen OAS Shipping AS, were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its customers during the years ended December 31, 2015, 2014 and 2013.

The following table presents revenues and percentage of combined revenues for customers that accounted for more than 10% of the Partnership’s combined revenues during the years ended December 31, 2015, 2014 and 2013. All of these customers are subsidiaries of major international oil companies, except KNOT, which was chartering the Windsor Knutsen from July 2014 until the vessel was redelivered to BG Group in October 2015.

	Year Ended December 31,
(U.S. Dollars in thousands)	2015		2014		2013
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	$40,618	26%	$25,666	23%	$22,860	31%
Eni Trading and Shipping S.p.A.	46,806	30%	23,512	21%	—	—
Statoil ASA	23,203	15%	22,263	20%	21,563	29%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	19,789	13%	20,338	18%	8,417	12%
Brazil Shipping I Limited, a subsidiary of BG Group Plc	4,466	3%	12,124	11%	$20,311	28%
KNOT	$16,231	11%	$8,880	8%	—	—

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

6) Operating Leases

The time charters and bareboat charters of the Vessels with third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters and bareboat charters as of December 31, 2015, were as follows:

(U.S. Dollars in thousands)
2016	$166,669
2017	167,148
2018	124,753
2019	80,004
2020	80,745
2021 and thereafter	209,634

Total	$828,953

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

Partnership’s fleet as of December 31, 2015 consisted of:

•	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);

•	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Fronape International Company;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2017 with Statoil ASA (“Statoil”), with options to extend until May 2019;

•	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The vessel operated under a time charter with Brazil Shipping I Limited, a subsidiary of BG Group Plc, until July 2014. From July 2014 until October 2015, the vessel was employed under a time charter with KNOT. Beginning in October 2015, the vessel commenced operations under a two year time charter with Brazil Shipping I Limited, a subsidiary of BG Group Plc, with options to extend until 2023;

•	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, S.A, a subsidiary of Repsol Sinopec Brasil, B.V. (“Repsol”), with options to extend until January 2026;

•	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2018 with Eni Trading and Shipping S.p.A. (“ENI”), with options to extend until August 2023;

•	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2018 with ENI, with options to extend until November 2023;

•	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Fronape International Company;

•	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Fronape International Company; and

•	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Standard Marine Tønsberg, a subsidiary of ExxonMobil, with options to extend until February 2029.

7) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. At December 31, 2015, the Partnership’s fleet operated under six time charters and four bareboat charters. At December 31, 2014, the Partnership’s fleet operated under five time charters and three bareboat charters, and during 2013 the Partnership’s fleet operated under three time charters and two bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10 % of the Partnership’s consolidated and combined revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Goodwill Impairment Charge

During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment were present due to a significant reduction in the price of the Partnership’s common units during the quarter. Consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet, concluding that there was no impairment to the vessels’ values. However, the Partnership determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized for the year ended December 31, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions. This non-cash impairment charge, which does not affect the Partnership’s operations, cash flows, liquidity, or any of its loan covenants, reduced the Partnership’s remaining goodwill balance to zero as of June 30, 2015 and December 31, 2015.

9) Other Finance Expenses

(a) Interest Expense

A reconciliation of total interest cost to interest expense as reported in the consolidated and combined carve-out statements of operations for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	2013
Interest cost capitalized	$—	$—	$—
Interest expense	17,451	15,271	10,773

Total interest cost	$17,451	$15,271	$10,773

(b) Other Finance Expense

The following table presents the other finance expense for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	2013
Bank fees, charges and external guarantee costs	$504	$1,221	$1,414
Related party guarantee commissions (Note 18)	—	—	634
Related party financing service fee (Note 18)	—	50	—

Total other finance expense	$504	$1,271	$2,048

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

As of December 31, 2015 and 2014, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $410.0 million and $382.3 million, respectively. As of December 31, 2015 and 2014 the carrying amount of the interest rate swaps contracts were net liabilities of $3.6 million and $1.7 million, respectively. See Note 11—Fair Value Measurements.

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

As of December 31, 2015 and 2014, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 289.8 million and NOK 127.9 million, respectively. As of December 31, 2015 and 2014, the carrying amount of the Partnership’s foreign exchange forward contracts was a liability of $2.1 million and $2.7 million, respectively. See Note 11—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31
(U.S. Dollars in thousands)	2015	2014	2013
Realized gain (loss)
Interest rate swap contracts	$(4,957)	$(2,997)	$(1,265)
Foreign exchange forward contracts	(4,348)	500	—
Unrealized gain (loss)
Interest rate swap contracts	(1,088)	(919)	1,522
Foreign exchange forward contracts	698	(2,991)	248

Total	$(9,695)	$(6,407)	$505

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of December 31, 2015 and 2014. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2015		December 31, 2014
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$23,573	$23,573	$30,746	$30,746
Non-current derivative assets:
Interest rate swap contracts	695	695	2,966	2,966

	December 31, 2015		December 31, 2014
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3,799	3,799	4,708	4,708
Foreign exchange forward contract	1,339	1,339	2,742	2,742
Non-current derivative liabilities:
Interest rate swap contracts	527	527	—	—
Foreign exchange forward contract	705	705	—	—
Long-term debt, current and non-current	671,690	671,690	613,221	613,221

The carrying amounts shown in the table above are included in the consolidated and combined carve-out balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2015 and 2014 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 4.2 years and 4.5 years, respectively), (2) the notional amount of the swap contract (ranging from $13,861 to $50,000), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.25% to 2.42% for the contracts as of December 31, 2015 and as of December 31, 2014).

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to the KNOT Group for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership. As all long-term debt has been recently refinanced, the fair value is based on the margin obtained in the refinancing and therefore the fair value equals the carrying value as of December 31, 2015.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2015 and 2014:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2015	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$23,573	$23,573	$—	$—
Non-current derivative assets:
Interest rate swap contracts	695	—	695	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3,799	—	3,799	—
Foreign exchange forward contracts	1,339	—	1,339	—
Non-current derivative liabilities:
Interest rate swap contracts	527		527
Foreign exchange forward contract	705		705
Long-term debt, current and non-current	671,690	—	671,690	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2014	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$30,746	$30,746	$—	$—
Restricted cash	—	—	—	—
Current derivative asset:
Foreign exchange forward contracts	—	—	—	—
Non-current derivative assets:
Interest rate swap contracts	2,966	—	2,966	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	4,708	—	4,708	—
Foreign exchange forward contracts	2,742	—	2,742	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	613,221	—	613,221	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of December 31, 2015 and 2014.

12) Trade Accounts Receivables and Other Current Assets

(a) Trade Accounts Receivables

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2015 and 2014, there was no provision for doubtful accounts.

(b) Other Current Assets

Other current assets consist of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014
Insurance claims for recoveries	—	189
Refund of value added tax	596	453
Prepaid expenses	707	464
Current portion of deferred debt issuance cost	1,149	1,149
Other receivable	497	1,703

Total other current assets	$2,949	$3,958

13) Vessels and Equipment

(U.S. Dollars in thousands)	Vessel & equipment	Accumulated depreciation	Net vessels
Balance December 31, 2013	$692,926	$(75,141)	$617,785
Additions	434,232	—	434,232
Drydock costs	4,277	—	4,277
Transfer from vessels under construction	—	—	—
Disposals	(114)	—	(114)
Depreciation	—	(34,322)	(34,322)

Balance December 31, 2014	$1,131,321	$(109,464)	$1,021,857

Additions	218,540	—	218,540
Drydock costs	1,625	—	1,625
Transfer from vessels under construction	—	—	—
Disposal	(267)	16	(251)
Depreciation	—	(48,844)	(48,844)

Balance December 31, 2015	$1,351,219	$(158,292)	$1,192,927

As of December 31, 2015 and 2014, Vessels with a book value of $1,193 million and $1,022 million, respectively, are pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 16—Long-Term Debt.

Drydocking activity for the years ended December 31, 2015 and 2014 is summarized as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014
Balance at the beginning of the year	$5,874	$3,369
Costs incurred for drydocking	362	69
Costs allocated to drydocking as part of acquisition of business	1,263	4,208
Drydock depreciation	(2,232)	(1,772)

Balance at the end of the year	$5,267	$5,874

14) Intangible Assets and Contract Liabilities

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

(U.S. Dollars in thousands)	Balance as of December 31, 2013	Amortization for the year ended December 31, 2014	Balance as of December 31, 2014	Amortization for the year ended December 31, 2015	Balance as of December 31, 2015
Contract liabilities:
Unfavorable contract rights	$(14,311)	$1,518	$(12,793)	$1,518	$(11,275)

Total amortization income		$1,518		$1,518

Accumulated amortization for contract liabilities was $6,940 and $5,422 as of December 31, 2015 and 2014, respectively.

The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)	2016	2017	2018	2019	2020 and thereafter
Contract liabilities:
Unfavorable contract rights	$(1,518)	$(1,518)	$(1,518)	$(1,518)	$(5,203)

15) Accrued Expenses

The following table presents accrued expenses as of December 31, 2015 and 2014:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014
Operating expenses	$1,364	$1,035
Interest expenses	2,130	1,700
Other expenses	394	—

Total accrued expenses	$3,888	$2,735

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

In June 2014, the Partnership entered into two new senior secured credit facilities in order to refinance its existing long term bank debt. The new senior secured credit facilities consist of a $20 million revolving credit facility and two term loans of $220 million and $140 million. The $220 million term loan and the $20 million revolving facility were drawn in June 2014 to repay existing debt under a $120 million loan facility, a $85 million loan facility and a $93 million loan facility secured by the Bodil Knutsen, the Windsor Knutsen and the Carmen Knutsen, respectively, and a seller’s credit from KNOT. The new $140 million term loan was drawn in November 2014 and replaced the $160 million loan facility secured by the Fortaleza Knutsen and the Recife Knutsen. The repayments of the loan facilities in 2014 have been assessed for debt extinguishment or debt modifications in accordance with Accounting Standards Codification (ASC) 470, Debt. These repayments were accounted for as debt extinguishment and $1.8 million has been written off from deferred financing fees and expenses under interest expense for the year ended December 31, 2014.

Long-term debt as of December 31, 2015 and 2014, consisted of following:

		As of December 31,
(U.S. Dollars in thousands)	Vessel	2015	2014
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$196,429	$212,142
$20 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	—	20,000
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	126,875	135,625
$117 million loan facility	Hilda Knutsen	81,797	86,724
$117 million loan facility	Torill Knutsen	83,033	87,960
$172.5 million loan facility	Dan Cisne & Dan Sabia	109,339	58,770
$77.5 million loan facility	Ingrid Knutsen	74,217	—
$12.0 million Seller’s Credit		—	12,000

Total long-term debt		671,690	613,221

Less current installments		49,684	38,718
Less $12.0 million Seller’s Credit		—	12,000

Long-term debt, excluding current installments and seller’s credit		$622,006	$562,503

The Partnership’s outstanding debt of $671.7 million as of December 31, 2015 is repayable as follows:

Year Ending December 31,	U.S. Dollars in thousands
2016	$49,684
2017	50,084
2018	203,422
2019	266,260
2020	17,650
2021- thereafter	84,590

Total	$671,690

As of December 31, 2015, the interest rates on the Partnership’s loan agreements (other than tranche two of the $77.5 million loan facility) were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 2.125% to 2.5%. On the export credit loan of $55.1 million which is tranche two of the $77.5 million loan facility secured by the Ingrid Knutsen, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense. See Note 2(e)—Financial Income (Expense).

$240 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”) to repay existing debt under previous credit facilities and a $10.5 million seller’s credit from KNOT. The Senior Secured Loan Facility consists of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. The outstanding balance on the Revolving Credit Facility was repaid on June 23, 2015 using a portion of the net proceeds from the June 2015 Offering. As of December 31, 2015, the Revolving Credit Facility was undrawn.

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

The Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital for the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrowers and the guarantors were in compliance with all covenants under this facility.

$117 Million Hilda Loan Facility

In July 2011, Knutsen Shuttle Tankers 14 AS, the subsidiary owning the Hilda Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Hilda Facility”). The Hilda Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Hilda Knutsen. The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrower and the guarantors were in compliance with all covenants under this facility.

$117 Million Torill Loan Facility

In November 2011, Knutsen Shuttle Tankers 15 AS, the subsidiary owning the Torill Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Torill Facility”). The Torill Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrower and the guarantors were in compliance with all covenants under this facility.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS, as the borrower, entered into a senior syndicate secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen. The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the New Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrower and the guarantors were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership’s acquisition of the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”).

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia. The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual instalments with a final balloon payment due at maturity at September 2023 and January 2024, respectively.

The facilities contain the following financial covenants:

•	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrowers and the guarantor were in compliance with all covenants under this facility.

$77.5 Million Secured Loan Facility

In June 2012, Knutsen NYK Shuttle Tankers 16 AS, the subsidiary owning the Ingrid Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Ingrid Facility”). As of the time of the acquisition of the Ingrid Knutsen, the aggregate amount outstanding under the facility was $77.5 million. The Ingrid Facility includes two tranches. Tranche one is a commercial bank loan of $22.4 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%. Tranche two is an export credit loan of $55.1 million, repayable in semi-annual installments and maturing in November 2025. Tranche two bears interest at an annual fixed rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The facility is secured by a vessel mortgage on the Ingrid Knutsen. The Ingrid Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Ingrid Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Ingrid Facility contains the following financial covenants:

•	Market value of the Ingrid Knutsen shall not be less than 125% of the outstanding balance under the Ingrid Facility;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Ingrid Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2015, the borrower and the guarantors were in compliance with all covenants under this facility.

$12 Million Seller’s Credit

As part of financing for the purchase of the Dan Cisne, KNOT provided a $12.0 million seller’s credit (the “Seller’s Credit”), which was guaranteed by the Partnership, had a maturity date of December 2019 and bore interest at LIBOR plus a fixed margin of 4.5%. Accrued interest on the Seller’s Credit accumulated at the end of each six-month period and was capitalized. On June 15, 2015, the Partnership repaid the Seller’s Credit with a portion of the net proceeds from the June 2015 Offering.

17) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable to Norway for the years ended December 31, 2015, 2014 and 2013 as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	2013
Income before income taxes	$40,383	$27,407	$17,891

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	2013
Current tax benefit (expense)	$(11)	$(15)	$(686)
Deferred tax benefit (expense)	70	—	(2,141)

Income tax benefit (expense)	$59	$(15)	$(2,827)

(b) Tax Rate Reconciliation

Income taxes attributable to income from continuing operations was an income tax benefit (expense) of $59, $(15) and $(2,827) for the years ended December 31, 2015, 2014 and 2013, respectively, and differed from the amounts computed by applying the Norwegian ordinary income tax rate of 27% in 2015 and 2014 and 28% in 2013 to pretax net income as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands, except for tax rate)	2015	2014	2013
Income tax benefit (expense) at Norwegian ordinary tax regime(1)	$—	$—	$(111)
Income tax benefit (expense) at Norwegian tonnage tax regime	70	—	(188)
Income tax benefit (expense) within UK	(11)	(15)	—
Adjustments for amounts not taxable under tonnage tax regime	—	—	—
Adjustments due to permanent differences	—	—	—
Translation differences (1)	—	—	168
Entrance tax into the Norwegian tonnage tax regime	—	—	(2,696)
Reduction in income tax benefit resulting from a change in valuation allowance	—	—	—

Income tax benefit (expense)	$59	$(15)	$(2,827)

Effective tax rate	0%	0%	16%

(1)	These tax elements are related to the carve-out period in 2013, a total tax benefit of $57.

(c) Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2015 and 2014 are presented below.

	As of December 31,
(U.S. Dollars in thousands)	2015	2014
Deferred tax assets:
Interest rate swaps	$6	$—
Financial loss carry forwards for tonnage tax	10,314	9,100

Total deferred tax asset	10,320	9,100
Less valuation allowance	(10,320)	(9,100)

Net deferred tax asset	—	—

Deferred tax liabilities:
Entrance tax	877	1,402

Total deferred tax liabilities	877	1,402

Net deferred tax liabilities	$877	$1,402

The net deferred tax liability is classified in the consolidated and combined carve-out balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2015	2014
Current deferred tax asset	$—	$—
Non-current deferred tax liabilities	(877)	(1,402)

Net deferred tax liabilities	$(877)	$(1,402)

Changes in the net deferred tax liabilities at December 31, 2015 and 2014 are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014
Net deferred tax liabilities at January 1	$1,402	$2,141
Change in temporary differences	(307)	(350)
Translation differences	(218)	(389)
Elimination of deferred tax not transferred to the partnership	—	—
Changes in temporary differences after the IPO date	—	—

Net deferred tax liabilities at December 31	$877	$1,402

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $10.3 million and $9.1 million respectively, as of December 31, 2015 and 2014. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of December 31, 2014, the Partnership determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate was reduced from 28% in 2013 to 27% in 2014 and 2015 and will be 25% effective as of January 1, 2016. The entrance tax had declined to approximately $2.7 million at December 31, 2013 due to translation effects and tax rate changes and at December 31, 2014 the entrance tax had declined to approximately $1.8 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2015 the entrance tax had declined to approximately $1.1 million due to paid entrance tax, change in tax rate and translation effects The taxes payable, mainly related to the entrance tax, are calculated based on a tax rate of 27% for 2015, and the deferred tax liabilities, also mainly related to the entrance tax, are calculated based on a tax rate of 25% effective as from January 1, 2016. Income tax expense within the UK of $11,000 and $15,000 for 2015 and 2014, respectively, was calculated by multiplying the tax basis with the UK tax rate of 20%.

In 2013, the total entrance tax was estimated at $2.7 million of which approximately $0.6 million was estimated to be payable during 2014. In addition, ordinary tonnage taxes payable were estimated at $0.1 million. Total income taxes payable were estimated at $0.7 million as of December 31, 2013 and equaled taxes paid in 2014. As of December 31, 2014, the total income taxes payable were estimated to be $0.4 million and consisted of payable entrance tax and ordinary UK corporation tax. As of December 31, 2015, the total income taxes payable are estimated to be $0.2 million and consist of payable entrance tax and ordinary UK corporation tax.

Approximately $0.6 million of the estimated entrance tax of $2.7 million as of December 31, 2013 was paid during 2014. Approximately $0.3 million of the estimated entrance tax of $1.8 million as of December 31, 2014 was paid during 2015. Approximately $0.2 million of the estimated entrance tax of $1.1 million is estimated to be payable in the first and second quarter of 2016 and is presented as income taxes payable, while $0.9 million is presented as non-current deferred taxes payable.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2014. The Partnership had no unrecognized tax benefits as December 31, 2015 and 2014. During the years ended December 31, 2015 and 2014, the Partnership did not incur any interest or penalties on its tax return.

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

On February 18, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owners of the Windsor Knutsen and the Bodil Knutsen, and on March 20, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owner of the Fortaleza Knutsen and the Recife Knutsen. In consideration for the termination of the Commercial Management Agreements a cancellation fee was paid for each Vessel equal to the remuneration to be paid in accordance with the applicable Commercial Management Agreement until the expiration of the time charter or bareboat charter for each Vessel. The cancellation fees have been charged to the consolidated and combined carve-out statement of operations as described in Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation. On February 18, 2013, the existing technical management agreements were amended. These agreements govern the crew, technical and commercial management of the Vessels. The Windsor Knutsen and the Bodil Knutsen, which operate under time charters, are subject to amended technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these amended technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne and the Dan Sabia operate under bareboat charters and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark AS (“KNOT Management Denmark”), a 100% owned subsidiary of KNOT, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

On March 25, 2013, the Partnership entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides administrative services, and KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to KOAS UK and KOAS. On May 7, 2015, the Partnership entered into an amendment to the administrative services agreement, which allows KNOT UK to also subcontract administrative services to KNOT Management.

The amounts of such costs and expenses included in the consolidated and combined carve-out statements of operations for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	2013
Statements of operations:
Time charter and bareboat revenues:
Charter revenues from KNOT (1)	$16,231	$8,881	$—
Commercial commission fee from KNOT to Vessels (2)	—	—	(95)
Cancellation fee from KNOT to Vessels (3)	—	—	(3,448)
Other income:
Guarantee income from KNOT(4)	122	—	—
Operating expenses:
Technical and operational management fee from KNOT Management to Vessels (5)	2,420	1,764	1,073
General and administrative expenses:
Administration fee from KNOT Management (6)	1,103	642	428
Administration fee from KOAS (6)	461	425	392
Administration fee from KOAS UK (6)	151	151	112
Administration and management fee from KNOT (7)	170	99	82
Accounting service fee from KNOT (8)	31	25	27

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	2013
IPO administration cost from KNOT (9)	—	—	454
Finance income (expense):
Financing service fee from KNOT to Vessels (10)	—	(50)	—
Interest expense charged from KNOT (11) and (12)	(268)	(277)	(336)
Interest income charged to TSSI (11)	—	—	10
Guarantee commission from TSSI to Vessels (13)	—	—	(210)
Guarantee commission from KNOT to Vessels (13)	—	—	(424)

Total income (expenses)	$11,749	$5,448	$(7,071)

(1)	Charter revenue from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. BG Group, the charterer of the Windsor Knutsen, did not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term, and on July 29, 2014 KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter was effective until the Windsor Knutsen commenced in October 2015 on new BG Group time charter. See Note 18(b)—Related Party Transactions—Guarantees and Indemnifications.
(2)	Commercial commission fee from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission fee for these services.
(3)	Cancellation fee from KNOT to Vessels: In consideration for the termination of the Commercial Management Agreement, a cancellation fee was paid for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expiration of the time charter for each Vessel. As the cancellation fee relates to the commercial commission fee, it has been presented as part of operating income, consistent with the presentation of commissions.
(4)	Guarantee income from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charter of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commended on a new BG Group time charter with a hire rate below the hire rate in the initial charter. The difference between the new hire rate and the initial rate is paid by KNOT. See Note 18(b)—Related Party Transactions—Guarantees and Indemnifications.
(5)	Technical and operational management fee from KNOT to Vessels: KNOT Management provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(6)	Administration fee from KNOT Management, KOAS and KOAS UK: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see (8) below), the financing service fees (see (10) below) and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year.
(7)	Administration fee and management fee from KNOT: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(8)	Accounting service fee from KNOT: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements.
(9)	IPO administration cost from KNOT: In connection with the preparation of the financial statements and the Form F-1, KNOT has invoiced the actual costs for internal resources, including salaries and administration cost, plus a 5% margin. Since the costs were not incremental cost directly attributable to the IPO, they were expensed as incurred.
(10)	Financing service fee from KNOT to Vessels: KNOT invoiced each vessel for a fixed percentage of the principal of any new loan facilities for vessel financing as compensation for the time and costs of loan negotiations with external banks.
(11)	Interest expense charged from, interest income charged to KNOT/TSSI: KNOT/TSSI invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Since payables to (receivables from) owners and affiliates are not tracked by vessel, balances based upon payments by owners to the shipyard have been allocated to the Bodil Knutsen and the Windsor Knutsen (see Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation for a description of the allocation principles applied. Interest expense has been allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
(12)	Interest expense to KNOT on Sellers’ Credit: As part of the financing of the purchase of the Carmen Knutsen on August 1, 2013, and the purchase of the Dan Cisne on December 15, 2014, KNOT provided a seller’s credit to KNOT Shuttle Tankers AS in form of loans. Each such loan bore interest at a rate equal to LIBOR plus a fixed margin of 4.5% (see Note 16—Long-term Debt).
(13)	Guarantee commission from TSSI/KNOT to Vessels: TSSI and KNOT were guarantors for the Combined Entity’s loan facilities (see Note 16—Long-term Debt and Note 18(b)—Related Party Transactions—Guarantees and Indemnifications). TSSI and KNOT invoiced an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.

(b) Guarantees and Indemnifications

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the existing charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. The Partnership will not incur any guarantee commissions in the future relating to such guarantees.

In April 2014, the Partnership was notified that BG Group would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014, KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter was effective until the new BG Group time charter commenced in October, 2015.

Prior to the IPO, the Partnership entered into amended financing agreements with various lenders. The majority of the Partnership’s original external vessels financing agreements have been guaranteed by either KNOT or TSSI for which a guarantee commission was paid. Following the completion of the IPO and the amendments to the vessel financing agreements, the Partnership guaranteed the obligations of the Partnership’s subsidiaries directly under the vessel financing agreements. Therefore, after the IPO, the Partnership did not incur any guarantee commissions to KNOT and TSSI.

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

(c) Transactions with Management and Directors

Trygve Seglem, the chairman of the Partnership’s board of directors and the President and CEO of KNOT, controls Seglem Holding AS, which owns 100% of the equity interest in TSSI, which controls KOAS. TSSI owns 50% of the equity interest in KNOT. NYK, which owns 50% of the equity interest in KNOT, has management and administrative personnel on secondment to KNOT.

See the footnotes to Note 18(a)—Related Party Transactions—Related Parties for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated and combined carve-out statements of operations.

Directors each receive a director fee of $40,000 per year. Members of the audit and conflicts committees each receive a committee fee of $5,000 per year.

(d) Amounts Due from and Due to Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2015	At December 31, 2014
Balance Sheets:
Trading balances due from KOAS	$10	$77
Trading balances due from KNOT and affiliates	48	53

Amount due from related parties	$58	$130

Trading balances due to KOAS	$448	$423
Trading balances due to KNOT and affiliates	400	205

Amount due to related parties	$848	$628

Amounts due from and due to related parties are unsecured and intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS .

(e) Trade accounts payables

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2015	At December 31, 2014
Balance Sheets:
Trading balances due to KOAS	$651	$792
Trading balances due to KNOT and affiliates	360	241

Trade accounts payables to related parties	$1,011	$1,033

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

On December 15, 2014, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne. As part of financing for the purchase of the Dan Cisne, KNOT provided the $12.0 million Dan Cisne Seller’s Credit. The Dan Cisne Sellers’ Credit, including accrued interest, was paid in full in June 2015. This acquisition was accounted for as an acquisition of a business.

On June 30, 2015, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. This acquisition was accounted for as an acquisition of a business.

On October 15, 2015, the Partnership acquired KNOT’s 100% interest in Knutsen NYK Shuttle Tankers 16 AS, the company that owns and operates the Ingrid Knutsen. This acquisition was accounted for as an acquisition of a business.

The board of directors of the Partnership (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note—22 Business Acquisitions.

19) Commitments and Contingencies

Assets Pledged

As of December 31, 2015 and 2014, Vessels with a book value of $1,193 million and $1,022 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments and Note 16—Long-Term Debt.

Claims and Legal Proceedings

At the closing of the IPO on April 15, 2013, the probable liability and insurance claims were not transferred to the Partnership. In addition, there were no new insurance incidents during 2013. Therefore, for the year ended December 31, 2013, the probable liability and insurance claims were $nil.

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claim was recorded for the year ended December 31, 2015 and 2014, while an immaterial claim was recorded for the year ended December 31, 2013 and which was subject to revision.

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

20) Supplemental Cash Flows Information

The following supplemental information is provided related to the Consolidated and Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
(U.S. Dollars in thousands)	2015	2014	2013
Non-cash investing and financing activities:
Payable to owner and affiliates converted to equity	$—	$—	$27,051

21) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,		April 15th to December 31,
(U.S. Dollars in thousands, except unit and per unit amounts)	2015	2014	2013
Post IPO net income attributable to the members of KNOT Offshore Partners LP	$40,442	$27,392	$18,603
Less: Distributions (2)	56,921	40,481	20,779
Over distributed earnings	(16,479)	(13,089)	(2,176)
Over distributed earnings attributable to:
Common unitholders	(11,060)	(7,916)	(1,066)
Subordinated unitholders	(5,087)	(4,912)	(1,066)
General Partner	(332)	(261)	(44)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	16,705	11,209	8,568
Subordinated unitholders	8,568	8,568	8,568
General Partner	516	404	350
Earnings per unit (basic and diluted):
Common unitholders	$1.499	$1.369	$1.063
Subordinated unitholders(3)	$1.708	$1.343	$1.065

	Year Ended December 31,		April 15th to December 31,
(U.S. Dollars in thousands, except unit and per unit amounts)	2015	2014	2013
General Partner	$1.487	$1.329	$1.063
Cash distributions declared and paid in the period per unit(4)	$2.030	$1.795	$0.752
Subsequent event: Cash distributions declared and paid per unit relating to the period(5)	$0.520	$0.490	$0.435

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the years ended December 31, 2015 and 2014 of $2.1 million and $0.6 million, respectively and for the period April 15, 2013 to December 31, 2013 of $0.02 million.
(3)	This includes the net income attributable to the IDR holder. The IDRs generally may not be transferred by KNOT until March 31, 2018. The net income attributable to IDRs for the year ended December 31, 2015 and 2014 was $2.1 million and $0.6 million, respectively and for the period April 15 to December 31, 2013 was $0.02 million.
(4)	Refers to cash distributions declared and paid during the period.
(5)	Refers to cash distributions declared and paid subsequent to the fourth quarter.

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

As of December 31, 2015, the public owned a 66.8% limited partner interest in the Partnership (in the form of 18,536,226 common units) and KNOT directly owned a 30.9% limited partner interest in the Partnership (in the form of 8,567,500 subordinated units). In addition, KNOT, through its ownership of the General Partner, owned a 2.01% general partner interest (in the form of 558,674 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units).

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

Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:

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

In addition, KNOT currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the MQD and the target distribution levels have been achieved. If for any quarter during the subordination period:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the MQD; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the MQD,

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders, the holders of the IDRs and the General Partner in the following manner:

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

Distributions of available cash from operating surplus for any quarter after the subordination period has ended are to be made in the following manner:

•	first, 98% to all unitholders, pro rata, and 2.0% to the General Partner, until each outstanding unit has received an amount equal to the MQD for that quarter;

•	second, 98% to all unitholders, pro rata, and 2.0% to the General Partner, until each outstanding unit receives a total of the first target distribution for that quarter;

•	third, 85% to all unitholders, pro rata, 2.0% to the General Partner, and 13% to the IDR holders, pro rata, until each outstanding unit receives a total of the second target distribution for that quarter;

•	fourth, 75% to all unitholders, pro rata, 2.0% to the General Partner, and 23.0% to the IDR holders, pro rata, until each outstanding unit receives a total of the third target distribution for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, 2.0% to the General Partner, and 48% to the IDR holders, pro rata.

The percentage interests set forth above assume that the General Partner owns a 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

22) Business Acquisitions

The Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia and the Ingrid Knutsen.

The Board and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions. The fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.1 million, $0.1 million and $0.1 million as of December 31, 2015, 2014 and 2013, respectively, were expensed as incurred. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The details of each transaction are as follows:

(U.S. Dollars in thousands)	Final Ingrid Knutsen October 15, 2015	Final Dan Sabia June 15, 2015	Final Dan Cisne December 15, 2014	Final Hilda Knutsen and Torill Knutsen June 30, 2014	Final Carmen Knutsen August 1, 2013
Purchase price (1)	$12,863	$41,186	$18,230	$114,293	$55,772
Less: Fair value of net assets acquired:
Vessel and equipment (2)	115,000	103,389	103,400	335,000	145,000
Cash	4,744	4,343	1,574	8,997	89
Inventories	144	—	—	395	234
Other current assets	188	25	—	1,939	108
Amounts due from related parties	1	935	—	4	—
Long-term debt	(84,275)	(64,470)	(82,164)	(221,812)	(89,125)
Long-term debt from related parties	(20,253)	—	—	—	—
Other long-term liabilities	—	—	—	(4,774)	—
Derivatives liabilities	—	(802)	(968)	(348)	—
Trade accounts payable	(94)	(4)	(35)	(390)	(91)
Accrued expenses	(1,555)	(335)	(825)	(1,360)	(387)
Prepaid charter and deferred revenue	(762)	(442)	—	(1,487)	—
Amount due to related parties	(275)	(1,453)	(2,752)	(2,338)	(56)

Subtotal	12,863	41,186	18,230	113,826	55,772

Difference between the purchase price and fair value of net assets acquired	$—	$—	$—	$467	$—
Goodwill (3)	—	—	—	467	—
Difference between the purchase price and allocated values	$—	$—	$—	$—	$—

(1)	The purchase price comprises the following:

(U.S. Dollars in thousands)	Final Ingrid Knutsen October 15, 2015	Final Dan Sabia December 15, 2014	Final Dan Cisne December 15, 2014	Final Hilda Knutsen and Torill Knutsen June 30, 2014	Final Carmen Knutsen August 1, 2013
Cash consideration paid to KNOT	$10,472	$38,531	$8,836	$113,306	$45,423
Purchase price adjustments	2,391	2,655	(2,606)	987	—
Seller’s credit	—	—	12,000	—	10,349

Purchase price	$12,863	$41,186	$18,230	$114,293	$55,772

(2)	Vessel and equipment includes allocation to dry docking for the following vessels (in thousands): Ingrid Knutsen of $1,263, Hilda Knutsen of $2,042, Torill Knutsen of $2,166 and Carmen Knutsen of $1,769. For the Dan Sabia and the Dan Cisne, $389 and $400 of the purchase price adjustments were allocated to the respective vessels.
(3)	The goodwill recognized in connection with the acquisitions of the Hilda Knutsen and the Torill Knutsen is attributable primarily to the organization, including structure, systems, skills and abilities.

Ingrid Knutsen

On October 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in Knutsen NYK Shuttle Tankers 16 AS, the company that owns and operates the Ingrid Knutsen. The purchase price was $115.0 million, less assumed bank debt of $104.5 million plus other purchase price adjustments of $2.4 million. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

Since the Ingrid Knutsen acquisition date, the business has contributed revenues of $3.6 million and net income of $1.0 million to the Partnership for the period from October 15, 2015 to December 31, 2015.

Dan Sabia

On June 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. The purchase price was $103.0 million, less assumed bank debt of $64.5 million plus other purchase price adjustments of $2.7 million. The cash portion of the purchase price was financed with the proceeds from the Partnership’s public offering of 5,000,000 common units which closed on June 2, 2015. See Note 23 —Equity Offerings. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

Since the Dan Sabia acquisition date, the business has contributed revenues of $5.5 million and net income of $2.2 million to the Partnership for the period from June 15, 2015 to December 31, 2015.

Dan Cisne

On December 15, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne. The purchase price was $103.0 million; less assumed bank debt of $82.2 million less other purchase price adjustments of $2.6 million. The Partnership accounted for this acquisition as an acquisition of a business.The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

Since the Dan Cisne acquisition date, the business has contributed revenues of $0.5 million and net income of $0.9 million to the Partnership for the period from December 15, 2014 to December 31, 2014.

Hilda Knutsen & Torill Knutsen

On June 30, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in: (i) Knutsen Shuttle Tankers 14 AS, the company that owns and operates the Hilda Knutsen ; and (ii) Knutsen Shuttle Tankers 15 AS, the company that owns and operates the Torill Knutsen (the “Acquisitions”) . The purchase price of the Hilda Knutsen was $166.0 million, net of $109.6 million of outstanding indebtedness related to the vessel. The purchase price of the Torill Knutsen was $169.0 million, net of $112.1 million of outstanding indebtedness related to the vessel. The cash portion of the purchase prices was financed with proceeds from the Partnership’s public offering of 4,600,000 common units which closed on June 27, 2014. See Note 23—Equity Offerings. The purchase prices were subsequently adjusted by a working capital adjustment of $1.0 million. The Partnership accounted for these acquisitions as the acquisitions of businesses. The purchase prices of the acquisitions were allocated to the identifiable assets acquired. The allocation of the purchase prices to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

Since the Hilda Knutsen and the Torill Knutsen acquisition date, the businesses have contributed revenues of $23.5 million and net income of $10.0 million to the Partnership for the period from June 30, 2014 to December 31, 2014.

Carmen Knutsen

In August 2013, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 13 AS, the company that owns and operates the Carmen Knutsen. The purchase price was $145.0 million for the vessel, less assumed bank debt of $89.1 million and other purchase price adjustments of $0.1 million. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and Profit Contributions

Since the Carmen Knutsen acquisition date, the business contributed revenues of $8.4 million and net income of $2.5 million to the Partnership for the period from August 1, 2013 to December 31, 2013.

Pro forma financial information – Ingrid Knutsen and Dan Sabia

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the years ended December 31, 2015, 2014 and 2013, giving effect to the Partnership’s acquisition and financing of the Dan Sabia and the Ingrid Knutsen as if these acquisitions had taken place on January 1, 2013 and January 1, 2014, respectively. The Ingrid Knutsen was under construction and not operational during the year ended December 31, 2013. As a result, the Partnership has evaluated that had the acquisition of the Ingrid Knutsen been consummated as of January 1, 2013, pro forma revenue and net income for the year ended December 31, 2013 attributable to the Ingrid Knutsen would be immaterial.

(U.S. Dollars in thousands)	Unaudited 2015	Unaudited 2014	Unaudited 2013
Revenue	$173,116	$138,702	$83,349
Net income	43,810	30,395	18,482

Included in the pro forma adjustments are depreciation related to the purchase price allocation performed on the acquired identifiable assets as if the acquisitions had taken place on January 1, 2013 for the Dan Sabia and January 1, 2014 for the Ingrid Knutsen. In addition, the pro forma adjustments reflect new capital structure and changes in guarantors as if the acquisitions had taken place from the date of delivery of the vessels.

Pro forma financial information – Hilda Knutsen, Torill Knutsen and Dan Cisne

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the years ended December 31, 2014 and 2013, giving effect to the Partnership’s acquisition and financing of the Dan Cisne, the Hilda Knutsen and the Torill Knutsen as if these acquisitions had taken place on January 1, 2013. The Dan Cisne, the Hilda Knutsen and the Torill Knutsen were delivered September 14, 2011, August 5, 2013 and November 4, 2013, respectively.

(U.S. Dollars in thousands)	Unaudited 2014	Unaudited 2013
Revenue	$145,524	$106,616
Net income	$36,621	$23,209

Included in the pro forma adjustments are depreciation related to the purchase price allocation performed on the acquired identifiable assets as if the acquisitions had taken place on January 1, 2013. In addition, the pro forma adjustments reflect new capital structure and changes in guarantors as if the acquisitions had taken place from date of delivery of the vessels.

Pro forma financial information – Carmen Knutsen

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2013, giving effect to the Partnership’s acquisition and financing of the Carmen Knutsen if this acquisition had taken place on January 1, 2013. The Carmen Knutsen was delivered on January 2, 2013.

(U.S. Dollars in thousands)	Unaudited 2013
Revenue	$84,037
Net income	$16,695

Included in the pro forma adjustments are depreciation related to the purchase price allocation performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2013. In addition, the pro forma adjustments include finance expenses related to the increased borrowings as if the acquisitions had taken place from date of delivery of the vessel.

23) Equity Offerings

(U.S. Dollars in thousands)	2015	2014
Gross proceeds received (1)	$121,224	$152,014
Less: Underwriters’ discount	4,300	4,991
Less: Offering expenses	293	340

Net proceeds received	116,631	146,683

(1)	Includes General Partner’s 2% proportional capital contribution

On June 2, 2015, the Partnership sold 5,000,000 common units, representing limited partner interests, in an underwritten public offering (the “June 2015 Offering”). In connection with the June 2015 Offering, the General Partner contributed a total of $2.4 million in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds from the June 2015 Offering and the related General Partner’s contribution were $116.6 million.

The Partnership used the net proceeds from the June 2015 Offering to fund the cash portion of the purchase price of the company that owns and operates the Dan Sabia and to repay the Revolving Credit Facility, the $12.0 million Seller’s Credit and $7.5 million of the Dan Sabia Facility.

On June 27, 2014, the Partnership sold 4,600,000 common units, representing limited partner interests, in an underwritten public offering and granted the underwriters a 30-day option to purchase an additional 690,000 common units. In connection with this closing, the General Partner contributed $2.7 million in order to maintain its 2% general partner interest in the Partnership.

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

24) Unit Activity

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2015, 2014 and 2013:

(in units)	Common Units	Subordinated Units	General Partner Units
April 2013, Initial Public Offering (IPO)	8,567,500	8,567,500	349,694
December 31, 2013	8,567,500	8,567,500	349,694
June 2014	4,600,000	—	93,877
July 2014	640,000	—	13,062
December 31, 2014	13,807,500	8,567,500	456,633
June 2015	5,000,000	—	102,041
Repurchase program	(180,906)	—	—
December 31, 2015	18,626,594	8,567,500	558,674

On August 12, 2015, the Partnership’s board of directors authorized a program for the Partnership to repurchase up to 666,667 of its common units. The board of directors of the General Partner concurrently authorized the General Partner to purchase up to 333,333 common units of the Partnership.

All purchases will be made pursuant to a single program and will be allocated approximately two-thirds to the Partnership and one-third to the General Partner. The program will conclude by August 31, 2016. There is no obligation to purchase any specific number of common units and the program may be modified, suspended, extended or terminated at any time. Common units repurchased by the Partnership under the program have been cancelled.

As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, at an average purchase price of $12.71 per unit.

25) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through March 18, 2016, the date at which the audited consolidated and combined carve-out financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On February 15, 2016, the Partnership paid a quarterly cash distribution of $0.52 per unit with respect to the quarter ended December 31, 2015. The aggregate amount of the paid distribution was $15.0 million.