Form 20-F
period 2016-12-31
KNOT Offshore Partners LP
filed 2017-03-17
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

27,194,094 common units representing limited partner interests

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2016 (this “Annual Report”) contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and make distributions on its Series A Convertible Preferred Units (the “Series A Preferred Units”) and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market; and

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references herein to “KNOT Offshore Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to KNOT Offshore Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all such entities. References to “KNOT” refer, depending on the context, to Knutsen NYK Offshore Tankers AS and to any one or more of its direct and indirect subsidiaries. References to “KNOT Management” refer to KNOT Management AS, the entity that provides us with crew, technical and commercial management services. References to “our general partner” refer to KNOT Offshore Partners GP LLC, the general partner of the Partnership. References to “KNOT UK” refer to KNOT Offshore Partners UK LLC, a wholly owned subsidiary of the Partnership. References to “TSSI” refer to TS Shipping Invest AS, and references to “NYK” refer to Nippon Yusen Kaisha, each of which holds a 50% interest in KNOT. References to “KOAS UK” refer to Knutsen OAS (UK) Ltd., a wholly owned subsidiary of TSSI. References to “KOAS” refer to Knutsen OAS Shipping AS, a wholly owned subsidiary of TSSI.

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated carve-out financial and operating data, which includes, for periods prior to the closing of our initial public offering (“IPO”) on April 15, 2013, selected consolidated carve-out financial and operating data of the Partnership and its subsidiaries that had interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen.

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

In August 2013, June 2014, December 2014, June 2015, October 2015 and December 2016 we acquired KNOT’s 100% interest in the companies that own and operate the shuttle tankers, the Carmen Knutsen, the Hilda Knutsen and Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen and the Raquel Knutsen respectively, each of which we accounted for as an acquisition of a business. Accordingly, the results of these acquisitions are included in our results from the dates of their respective acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen and the Raquel Knutsen prior to their respective acquisition.

The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes included in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of KNOT in the periods prior to our IPO for which historical financial and operating data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(U.S. Dollars in thousands, except per unit amounts and fleet data)
Statement of Operations Data:
Total revenues	$173,671	$155,024	$112,841	$73,401	$65,653
Vessel operating expenses(1)	30,903	27,543	23,879	14,288	13,000
Depreciation	56,230	48,844	34,322	23,768	21,181
General and administrative expenses	4,371	4,290	4,323	5,361	4,834
Goodwill impairment charge	—	6,217	—	—	—
Operating income	82,167	68,130	50,317	29,984	26,638
Interest income	24	8	13	30	19
Interest expense	(20,867)	(17,451)	(15,271)	(10,773)	(13,471)
Other finance expense	(1,311)	(504)	(1,271)	(2,048)	(3,378)
Realized and unrealized gain (loss) on derivative instruments	1,213	(9,695)	(6,407)	505	(6,031)
Net gain (loss) on foreign currency transactions	(139)	(105)	26	193	(1,771)
Income (loss) before income taxes	61,087	40,383	27,407	17,891	2,006)
Income tax benefit (expense)	15	59	(15)	(2,827)	(1,261)
Net income (loss)	$61,102	$40,442	$27,392	$15,064	$745)
Earnings Per Unit (Basic and Diluted):
Common units	$2.291	$1.499	$1.369	$1.063	$—
Subordinated units(2)	1.542	1.708	1.343	1.065	—
General partner units	2.248	1.487	1.329	1.063	—
Cash distributions declared and paid per unit	2.080	2.030	1.795	0.752	—
Balance Sheet Data (at end of period):
Cash and cash equivalents	$27,664	$23,573	$30,746	$28,836	$1,287
Vessels and equipment, net	1,256,889	1,192,927	1,021,857	617,785	496,768
Total assets	1,292,275	1,223,870	1,070,748	660,173	511,811
Long-term debt (including current portion and seller’s credits)	741,646	667,722	613,221	349,977	347,850
Owners’ equity	—	—	—	—	97,194
Partners’ capital	521,712	520,770	419,365	281,927	—
Cash Flows Data:
Net cash provided by operating activities	$108,445	$89,160	$59,339	$44,160	$19,307
Net cash used in investing activities	(13,952)	(46,488)	(121,946)	(55,468)	(52)
Net cash provided by (used in) financing activities	(90,345)	(49,575)	64,768	38,890	(21,156
Fleet Data:
Number of shuttle tankers in operation at end of period	11	10	8	5	4
Average age of shuttle tankers in operation at end of period (years)	4.7	4.1	3.3	3.1	2.7
Total calendar days for fleet	3,691	3,197	2,209	1,613	1,464
Total operating days for fleet(3)	3,668	3,193	2,196	1,606	1,377
Other Financial Data:
EBITDA(4)	$138,160	$106,670	$76,987	$52,402	$36,639
Adjusted EBITDA(4)	138,397	123,191	84,639	53,752	47,819

(1)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(2)	On May 18, 2016 all of the subordinated units converted into common units on a one-for-one basis.
(3)	The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn hire rates.
(4)	Please read “Non-U.S. GAAP Financial Measures” below.

Non-U.S. GAAP Financial Measures

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (1) selecting between investing in us and other investment alternatives and (2) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

EBITDA and Adjusted EBITDA should not be considered alternatives to net income or any other indicator of our performance calculated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure, for the periods presented.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(dollars in thousands)
Net income	$61,102	$40,442	$27,392	$15,064	$745
Interest income	(24)	(8)	(13)	(30)	(19)
Interest expense	20,867	17,451	15,271	10,773	13,471
Depreciation	56,230	48,844	34,322	23,768	21,181
Income tax (benefit) expense	(15)	(59)	15	2,827	1,261

EBITDA	$138,160	$106,670	$76,987	$52,402	$36,639
Goodwill impairment charge	—	6,217	—	—	—
Other financial items (a)	237	10,304	7,652	1,350	11,180

Adjusted EBITDA	$138,397	$123,191	$84,639	$53,752	$47,819

(a)	Other financial items consist of other finance expense, realized and unrealized (gain) loss on derivative instruments, and net (gain) loss on foreign currency transactions.

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

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of March 17, 2017, there were 2,083,333 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the charter rates we obtain from our customers;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;

•	the level of our operating costs, such as the cost of crews and insurance;

•	currency exchange rate fluctuations;

•	the supply of shuttle tankers;

•	the demand for shuttle tankers;

•	the price and level of production of, and demand for, crude oil;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we have available for distribution depends on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	the level of debt we will incur to fund future acquisitions;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors.

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

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors and our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders may be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

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

As of December 31, 2016, we had consolidated debt of approximately $741.7 million. We have the ability to incur additional debt. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

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

Acquisitions that expand our fleet are an important component of our strategy. We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

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

Our fleet consists of twelve shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

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

We currently derive all of our time charter and bareboat revenues from six customers. For the year ended December 31, 2016, Eni Trading and Shipping S.p.A. (“ENI”), Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), Statoil ASA (“Statoil”), Repsol Sinopec Brasil, S.A. (“Repsol”), Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell, formerly BG Group (“Shell”), and Standard Marine Tønsberg AS a Norwegian subsidiary of ExxonMobil (“ExxonMobil”) accounted for approximately 27%, 26%, 13%, 12%, 12% and 10%, respectively, of our revenues.

Petrobras, the Brazil state-controlled oil company and the parent company of Transpetro, is alleged to have participated in a widespread corruption scandal involving billions of dollars of improper payments to Brazilian politicians and political parties. Petrobras has also announced significant decreases in its five-year capital expenditure budget and that it is reducing the pace of some projects and cancelling others. It is uncertain at this time how this scandal may affect Petrobras, or its development of new projects. Any adverse effect on Petrobras’ ability to perform under existing charters with us could harm us.

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

Due to volatile oil prices, the equity value of many of our customers declined in 2015 and remained depressed in 2016. The combination of a reduction of cash flow resulting from lower prices, a reduction in borrowing under related credit facilities and the limited or lack of availability of debt or equity financing could potentially reduce the ability of our customers to make charter payments. Any future decline in the price of oil, could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

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

In 2015, global crude oil prices were volatile and declined significantly. While oil prices recovered to a certain degree in 2016, any renewed decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

We depend on our customers’ willingness and ability to fund operating and capital expenditures to provide crude oil shuttle tankers for new or expanding offshore projects. Existing and future adverse economic conditions, including low oil prices, may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas.

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

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea (“SOLAS”). All our vessels are certified either by DNV GL Group AS (“DNV GL”) or by the American Bureau of Shipping (“ABS”).

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

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012, for example, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures. It should be noted that the U.S. and various other nations entered into a Joint Comprehensive Plan of Action (JCPOA) with Iran that provides for phased sanctions relief. On January 16, 2016, following verification that Iran had satisfied its commitments under the JCPOA, the U.S. lifted its nuclear-related “secondary” sanctions and the European Union also took action to lift its sanctions. As a result of sanctions relief, non-U.S. persons will be able to engage in business with Iran. Sanctions relief will not impact the SEC reporting requirements discussed above. In the event of any breach by Iran of the JCPOA, sanctions, including those targeting wholly non-U.S. persons, may “snap back” into place.

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

Pursuant to the omnibus agreement, we entered into with KNOT at the time of our IPO (the “Omnibus Agreement”), KNOT and its controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire, own, operate or charter certain shuttle tankers operating under charters of five years or more. The Omnibus Agreement, however, contains significant exceptions that may allow KNOT or any of its controlled affiliates to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and generally serve for four-year terms. Our general partner in its sole discretion appoints the remaining three directors and sets the terms for which those directors serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class.

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

KNOT and its affiliates own a substantial interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to the detriment of our unitholders.

As of March 17, 2017, KNOT owned 28.9% of our common units and owned and controlled our general partner, which owns a 1.85% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

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

•	Our unitholders are unable to remove our general partner without its consent, because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2⁄3% of all outstanding common voting together as a single class is required to remove the general partner. As of March 17, 2017, our general partner and its affiliates owned 29.2% of the outstanding common units.

•

If our general partner is removed without “cause” and units held by our general partner and KNOT are not voted in favor of that removal, our general partner has the right to convert its general partner interest, and the holders of the incentive distribution rights have the right to convert such incentive distribution rights, into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner.

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

Substantial future sales of our common units or the issuance of additional preferred units in the public market could cause the price of our common units to fall.

The market price of our common units could decline due to sales of a large number of units, or the issuance of debt securities or warrants, in the market, or the perception that these sales could occur. These sales could also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common units.

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 17, 2017, KNOT and our general partner owned 29.2% of the common units and all of the incentive distribution rights. We have also entered into a registration rights agreement with the holder of the Series A Preferred Units, pursuant to which we agreed to register resales of the common units underlying the Series A Preferred Units. Following their registration and sale under an applicable registration statement, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

Our common units are subordinated to our existing and future indebtedness and our Series A Preferred Units.

Our common units are equity interests in us and do not constitute indebtedness. The common units rank junior to all indebtedness and other non-equity claims on us with respect to the assets available to satisfy claims, including a liquidation of the Partnership. Additionally, holders of the common units are subject to the prior distribution and liquidation rights of the holders of the Series A Preferred Units and any other preferred units we may issue in the future.

As long as our outstanding Series A Preferred Units remain outstanding, distribution payments relating to our common units are prohibited under our partnership agreement until all accrued and unpaid distributions are paid on the Series A Preferred Units.

KNOT, as the holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units. This may result in lower distributions to holders of our common units in certain situations.

KNOT, as the holder of all of the incentive distribution rights, has the right, at a time when it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by KNOT, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

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

We may issue additional equity securities, including a limited amount of securities senior to the common units, without the approval of our unitholders, which would dilute their ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional common units. In addition, we may issue units that are senior to the common units in right of distribution, liquidation and voting, provided that the aggregate amount of our Series A Preferred Units and any other securities on parity with the Series A Preferred Units, pro forma for such issuance, does not exceed 33.33% of the book value of the sum of our then outstanding aggregate amount of parity securities and junior securities (including the common units). The consent of the holders of the Series A Preferred Units will be necessary for us to issue any parity securities (or securities senior to our Series A Preferred Units) in excess of such pro forma book value.

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

A substantial number of our common units may be issued upon conversion of our Series A Preferred Units or as redemption payments in respect of our Series A Preferred Units, which issuances could reduce the value of our common units.

Our Series A Preferred Units will be convertible, under certain circumstances, at the then applicable conversion rate, which will be subject to adjustment under certain circumstances. The conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24 per unit (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on the issuance date of the Series A Preferred Units.

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units after February 2, 2019 at the then applicable conversion rate. In addition, we may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price applicable on any such redemption date, provided, however, that upon notice from us to the holders of Series A Preferred Units or our intention to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate. In addition, at any time following February 2, 2019 and subject to certain conditions, we may convert the Series A Preferred Units into common units at the then applicable conversion rate. Further, the holders of Series A Preferred Units may cause us to redeem the Series A Preferred Units on February 2, 2027 in, at our option, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price. The value (and, therefore, the number) of the common units to be delivered pursuant thereto will be determined based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of our common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date.

If a substantial portion of the Series A Preferred Units are converted into common units or redeemed under certain circumstances, common unitholders could experience significant dilution. Furthermore, if holders of such Series A Preferred Units were to dispose of a substantial portion of these common units in the public market following such a conversion, whether in a single transaction or series of transactions, it could adversely affect the market price for our common units. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell our common units in the future.

The number of our common units issuable upon conversion or redemption under certain circumstances of the Series A Preferred Units will be impacted by, among other things, the level of our quarterly cash distributions, as the conversion rate is redetermined each quarter, based on the pro forma per unit cash distributions we make on our common units (as described above) and the market price of our common units. Accordingly, the number of common units issuable upon conversion or redemption under certain circumstances could be substantial, especially during periods of significant declines in market prices of our common units or if we experience certain events, such as, among other things, a decline in the value of our vessels that results in an impairment or write-down of the value of our vessels or a write-off of any goodwill, decline in the fair value of our derivative instruments, change in accounting principle that results in a decline in our book value, or other event that results in a decline in our book value.

The issuance of common units upon conversion or redemption under certain circumstances of our Series A Preferred Units may have the following effects:

•	an existing unitholder’s proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each common unit may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of our common units may decline.

The market price of our common units is likely to be influenced by the Series A Preferred Units. For example, the market price of our common units could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional common units received upon conversion of the Series A Preferred Units;

•	possible sales of our common units by investors who view the Series A Preferred Units as a more attractive means of equity participation in us than owning our common units; and

•	hedging or arbitrage trading activity that may develop involving the Series A Preferred Units and our common units.

Our Series A Preferred Units have rights, preferences and privileges that are not held by, and are preferential to the rights of, holders of our common units.

Our Series A Preferred Units rank senior to all our common units with respect to distribution rights and liquidation preference. These preferences could adversely affect the market price for our common units, or could make it more difficult for us to sell our common units in the future.

In addition, distributions on the Series A Preferred Units accrue and are cumulative. Our obligation to pay distributions on our Series A Preferred Units, or on the common units issued following conversion of such Series A Preferred Units, could impact our liquidity and reduce the amount of cash flow available for working capital, capital expenditures, growth opportunities, acquisitions, and other general partnership purposes. Our obligations to the holders of Series A Preferred Units could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition.

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

As of March 17, 2017, KNOT and our general partner owned 29.2% of our common units.

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

On August 1, 2013, we acquired Knutsen Shuttle Tankers 13 AS, the company that owns and operates the shuttle tanker, the Carmen Knutsen, from KNOT.

In June and July 2014, we sold an aggregate of 5,240,000 common units in an underwritten public offering and used a portion of the proceeds to fund the acquisition from KNOT of Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS, the companies that own the Hilda Knutsen and the Torill Knutsen, respectively, which closed on June 30, 2014.

On December 15, 2014, we acquired KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker, the Dan Cisne, from KNOT.

On June 2, 2015, we sold 5,000,000 common units in an underwritten public offering and used a portion of the net proceeds to fund the acquisition from KNOT of KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker, the Dan Sabia, which closed on June 15, 2015.

On October 15, 2015, we acquired Knutsen NYK Shuttle Tankers 16 AS, the company that owns the shuttle tanker, the Ingrid Knutsen, from KNOT.

On December 1, 2016, we acquired Knutsen Shuttle Tankers 19 AS, the company that owns the shuttle tanker, the Raquel Knutsen, from KNOT.

On January 10, 2017, we sold 2,500,000 common units in an underwritten public offering, raising approximately $54.9 million in net proceeds.

On February 2, 2017, we issued and sold in a private placement 2,083,333 Series A Preferred Units at a price of $24.00 per unit, raising approximately $48.5 million in net proceeds.

On March 1, 2017, we acquired KNOT Shuttle Tankers 24 AS, the company that owns the shuttle tanker, the Tordis Knutsen, from KNOT.

For more information regarding recent acquisitions and other developments, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2016 and Early 2017”

As of March 17, 2017, we had a fleet of twelve shuttle tankers.

We were formed under the law of the Marshall Islands and maintain our principal place of business at 2 Queen’s Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our agent for service of process in the United States is Watson Farley & Williams LLP, and its address is 250 West 55th Street, New York, New York 10019.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are currently $35.4 million per year, which is comprised of $30.7 million for replacing our current vessels at the end of their useful lives and $4.7  million for drydocking maintenance and classification surveys.

B. Business Overview

General

We were formed to own and operate shuttle tankers under long-term charters. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. All of the vessels in our current fleet are chartered to Statoil, Transpetro, Repsol, Shell, ExxonMobil and ENI under long-term charters. Our charters have an average remaining term of 4.9 years as of March 1, 2017 (including guaranteed option periods).

Since our IPO, we have increased our quarterly distribution from $0.375 per unit to $0.52 per unit for the quarter ended December 31, 2016.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of March 17, 2017, KNOT and our general partner owned our general partner interest, all of our incentive distribution rights and 29.2% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

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

Our Fleet

The following table provides information about the twelve shuttle tankers in our fleet:

Shuttle Tanker	Capacity (dwt)	Built	Current Operating Region	Charter
				Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	North Sea	Time Charter	Statoil	2019	(1)(2)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	Shell	2017	(1)(3)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2023	(4)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	ENI	2018	(2)
Torill Knutsen	123,000	2013	North Sea	Time Charter	ENI	2018	(2)
Dan Cisne	59,000	2011	Brazil	Bareboat charter	Transpetro	2023
Dan Sabia	59,000	2012	Brazil	Bareboat charter	Transpetro	2024
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	ExxonMobil	2024	(2)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2025	(5)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	Shell	2022	(6)

(1)	Pursuant to the Omnibus Agreement, KNOT agreed in certain circumstances to guarantee the payments of the hire rate under the existing charters for a period of five years from the closing date of our IPO. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.”
(2)	Customer has the option to extend the charter for up to five one-year periods.
(3)	Customer has the option to extend the charter for up to six one-year periods.
(4)	Customer has the option to extend the charter for up to three one-year periods.
(5)	Customer has the option to extend the charter for up to one three-year period and one two-year period.
(6)	Customer has the option to extend the charter for up to two five-year periods.

Additional Vessels

KNOT has entered into a long-term time charter with Petrogal (a subsidiary of Galp Energia) to provide a new Suezmax shuttle tanker to operate in Brazil. The vessel, to be named the Lena Knutsen, was constructed at Cosco Zhoushan shipyard in China and was delivered in March 2017. It is expected to commence operations under the charter in the second quarter of 2017.

KNOT has also entered into new long-term time charters with a subsidiary of Shell to provide two shuttle tankers to operate in Brazil. The Vigdis Knutsen was delivered in February 2017 and the Lena Knutsen is expected to be delivered in the second quarter of 2017. The Vigdis Knutsen and the Anna Knutsen were constructed at Hyundai Heavy Industries in South Korea and are scheduled to commence operations under their charters in the second and third quarters of 2017, respectively.

Pursuant to the Omnibus Agreement, the Partnership will have the option to acquire these three newbuilding vessels following acceptance by their charterers, subject to reaching an agreement with KNOT regarding the purchase price. There can be no assurance that we will purchase any of these vessels.

The following table provides information about the newbuilding vessels:

Shuttle Tanker	Capacity (dwt)	Expected Operating Region	Charter
			Type	Charter Commencement	Charterer	Term
Anna Knutsen	152,000	Brazil	Time Charter	Q2 2017	Petrogal	2022	(1)(2)
Vigdis Knutsen	156,000	Brazil	Time Charter	Q2 2017	Shell	2022	(1)(3)
Lena Knutsen	156,000	Brazil	Time Charter	Q3 2017	Shell	2022	(1)(4)

(1)	Expected charter commencement.
(2)	Customer has the option to extend the charter for up to two three-year periods.
(3)	Customer has the option to extend the charter for up to two five-year periods.
(4)	Customer may elect to charter the vessel for an initial term of five, seven or ten years and has additional options to extend the charter for up to two five-year periods.

Customers

For the year ended December 31, 2016, ENI, Transpetro, Statoil, Repsol, Shell and ExxonMobil accounted for approximately 27%, 26%, 13%, 12%, 12% and 10% respectively, of our revenues.

Charters

We generate revenues by charging customers for the loading, transportation and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

Eight of our shuttle tankers are chartered under time charters and four of our shuttle tankers are chartered under bareboat charters.

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

According to Fearnley Consultants AS, as of February 2017, there were approximately 78 vessels in the world shuttle tanker fleet (including 6 newbuilds on order). Teekay Offshore Partners L.P. is the largest owner in the shuttle tanker market with approximately 32 shuttle tankers (including 3 newbuilds on order). KNOT is the second largest owner of shuttle tankers with 29 shuttle tankers, including 2 newbuilds on order (excluding our vessels). Viken MOL is the third largest owner of shuttle tankers with 5 vessels. Petrobras, which owns two vessels, employs a total of 29 existing shuttle tankers through long-term bareboat and time charters. There are other shuttle tanker owners in the industry, but the majority of such owners have a limited fleet size and have chartered vessels out for the long term.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All of our vessels have been awarded International Safety Management certification and are certified as being “in class” by DNV GL or ABS, the Norwegian and American classification societies, respectively. All new and secondhand vessels that we purchase must be certified prior to their delivery under the standard purchase contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we will have no obligation to take delivery of the vessel.

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

The International Labour Organization (the “ILO”) is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (the “MLC 2006”) to improve safety onboard merchant vessels. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. On August 20, 2012, the required number of countries ratified the MCL 2006 and it came into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements. Each of the existing vessels in our fleet is currently MLC 2006-certified, and we expect to obtain MLC 2006 certificates for each newbuild upon delivery.

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

The IMO has negotiated international conventions that impose liability for oil pollution and other environmental harms in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention was ratified by the sufficient number of states on September 8, 2016 and will enter into force on September 8, 2017. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on our vessels after the convention enters into force in September. Although the cost to comply with IMO ballast water treatment regulations for our twelve vessels is difficult to estimate, it is anticipated to be approximately $1.0–1.4 million per vessel for the Fortaleza Knutsen, Recife Knutsen, Bodil Knutsen, Windsor Knutsen, Carmen Knutsen, Dan Cisne and Dan Sabia. The Torill Knutsen, the Hilda Knutsen, the Ingrid Knutsen, the Raquel Knutsen and the Tordis Knutsen have all installed IMO approved ballast water treatment system.

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

Since January 1, 2012 a voluntary ballast water management regime has been operating in the Mediterranean Sea. The regime, which effectively urges ships to undertake ballast water exchange before entering the Mediterranean Sea, is to remain in place until the BWM Convention comes into force. As discussed above, our vessels will need to come into compliance after the convention takes effect in September 2017.

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

NISA. In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard approved ballast water management systems. The rule went into effect in June 2012 and set ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than ten living organisms per milliliter for organisms between ten and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have no more than ten living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2013 must comply with these ballast water treatment standards and some existing ships must comply by their first drydock after January 1, 2014. Pursuant to a newly issued policy from September 2015, the U.S. Coast Guard currently will extend this implementation schedule only where compliance has been demonstrated not to be possible.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol or to the recently announced Paris Agreement.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to Annex VI to MARPOL for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (“EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all ships. The regulations apply to all ships of 400 gross tonnage and above and are entered into force on January 1, 2013. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI to MARPOL or vessels that call upon ports located within such countries. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement is expected to enter into force March 2018. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO anticipates adopting an initial GHG reduction strategy in 2018. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

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

Any passage of climate control legislation or other regulatory initiatives by the IMO, the United States, the EU, Norway, Brazil or other countries where we operate, that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, including requiring us to make significant financial expenditures that we cannot predict with certainty at this time. For example, the recent Paris Agreement could lead to increased regulation of greenhouse gases or other concerns relating to climate change. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway, and we have elected to be subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their available cargo space rather than income generated from operating the vessels (i.e., operating income), which is tax free. Based upon the cargo space of our current vessels and the applicable rate of taxation, we expect our Norwegian subsidiaries to be liable for approximately $158,000 of Norwegian tonnage tax for the year ended December 31, 2017. In addition, under the tonnage tax regime, other income such as net financial income and expense (i.e. income not generated from operating the vessels) is subject to the regular corporate income tax rate.

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

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2016, KNOT employed (directly and through ship managers) approximately 290 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

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

The diagram below depicts our simplified organizational and ownership structure as of March 17, 2017.

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

Item 5. Operating and Financial Review and Prospects

The following should be read in conjunction with “Item 3. Key Information—Selected Financial Data,” “Item 4. Information on the Partnership,” “Forward-Looking Statements” and the consolidated financial statements and accompanying notes included in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

The following discussion assumes that our business was operated as a separate entity prior to the closing of our IPO on April 15, 2013. References in this Annual Report to our “initial fleet” refer to the Fortaleza Knutsen, the Recife Knutsen, the Windsor Knutsen and the Bodil Knutsen, all of which were contributed to us at or prior to our IPO. The historical financial statements for periods prior to the closing of our IPO on April 15, 2013, have been carved out of the consolidated financial statements of KNOT, which operated the vessels in our initial fleet for periods prior to our IPO.

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

In December 2016, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Raquel Knutsen.

In March 2017, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Tordis Knutsen.

Overview

We were formed in February 2013 as a limited partnership under the laws of the Republic of the Marshall Islands to own and operate shuttle tankers under long-term charters. Our initial fleet of shuttle tankers was contributed to us by KNOT, a leading independent owner and operator of shuttle tankers. Our current fleet consists of twelve shuttle tankers. Under the Omnibus Agreement, we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years.

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. As of March 17, 2017, KNOT owned 28.9% of our common units, our general partner and our incentive distribution rights and our general partner owned a 1.85% general partner interest in us and 0.3% of our common units.

Significant Developments in 2016 and Early 2017

Series A Convertible Preferred Units

On February 2, 2017, the Partnership issued and sold in a private placement $50 million of Series A Convertible Preferred Units at a price of $24.00 per unit, resulting in the issuance of 2,083,333 Series A Preferred Units. The Series A Preferred Units are perpetual and will pay cumulative, quarterly distributions in arrears at an annual rate of 8.0% of the Issue Price, on or prior to the date of payment of distributions on the Partnership’s common units. The Series A Preferred Units are a new class of security that rank senior to all of our common units with respect to distribution rights and liquidation preference.

The Series A Preferred Units are convertible, under certain circumstances, at the then applicable conversion rate, which is subject to adjustment under certain circumstances. The conversion rate will be redetermined on a quarterly basis and will be equal to the Issue Price divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on the issuance date of the Series A Preferred Units. The Series A Preferred Units will be generally convertible, at the option of the holders of the Series A Preferred Units, into common units after February 2, 2019 at the then applicable conversion rate. In addition, we may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price applicable on any such redemption date, provided, however, that upon notice from us to the holders of Series A Preferred Units of our intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units may require us to redeem the Series A Preferred Units, in cash, at 100% of the Issue Price. In addition, the holders of Series A Preferred Units may cause us to redeem the Series A Preferred Units on February 2, 2027, at our option, in (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of our common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date). In addition, at any time following February 2, 2019 and subject to certain conditions, we may convert the Series A Preferred Units into common units at the then applicable conversion rate if the aggregate market value (for 20 trading days out of the 30 day trading period immediately preceding the notice of conversion) of the common units into which the then outstanding Series A Preferred Units are convertible, based on the then applicable conversion rate, is greater than 130% of the aggregate Issue Price of the then outstanding Series A Preferred Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of our common units, except they do not have any right to nominate, appoint or elect any member of our board of directors, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, will have the right to replace one of the board members appointed by our general partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with our common units as a single class, so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting.

We have the right to issue junior securities in an unlimited amount and parity securities, provided that the aggregate amount of the Series A Preferred Units and the parity securities pro forma for such issuance, does not exceed 33.33% of the book value of the sum of our then outstanding aggregate amount of parity securities and junior securities (including common units). The consent of the holders of Series A Preferred Units will be necessary for us to issue any senior securities or parity securities in excess of such pro forma book value. In addition, the consent of the holders of Series A Preferred Units will be necessary for us to, among other things, incur additional indebtedness that would result in our debt exceeding 70% of our total capitalization.

We have entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we agreed to use commercially reasonable efforts to file a traditional shelf registration statement registering resales of the common units underlying the Series A Preferred Units and to have such registration statement declared effective by the SEC by February 2, 2019. The holders of the Series A Preferred Units also have certain demand and piggyback rights with respect to the underlying common units.

Common Unit Offering

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering (the “January 2017 Offering”). The Partnership’s total net proceeds for the January 2017 Offering were approximately $54.9 million. The net proceeds of the offering were used to repay the Seller’s Credit and the Seller’s Loan (each, as defined below) and repay $25.0 million of borowings under the revolving credit facility.

Raquel Knutsen Acquisition

On December 1, 2016 the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen Shuttle Tankers 19 AS (“KNOT 19”), the company that owns the shuttle tanker Raquel Knutsen, from KNOT for a purchase price of $116.5 million less $103.5 million of outstanding indebtedness related to the vessel plus approximately $7.3 million of post-closing adjustments for working capital, interest rate swaps, certain intercompany balances and approximately $1.1 million of capitalized fees related to the financing of the vessel. On the closing of the acquisition, KNOT 19 repaid approximately $29.0 million of this indebtedness, leaving an aggregate of approximately $74.5 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled by way of seller’s credit (the “Seller’s Credit”) in the amount of approximately $13.0 million. In connection with the acquisition, KNOT provided to KNOT Shuttle Tankers AS a loan in the amount of approximately $12.0 million (the “Seller’s Loan”). The Seller’s Credit and the Seller’s Loan were non-amortizing, had a stated maturity date of December 1, 2021 and had an annual interest rate equal to LIBOR plus a margin of 4.5% On January 13, 2017, the Seller’s Credit and the Seller’s Loan were repaid in full.

Tordis Knutsen Acquisition

On March 1, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 24 AS (“KNOT 24”), the company that owns the shuttle tanker, Tordis Knutsen, from KNOT, for a purchase price of $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the Tordis Knutsen plus approximately $21.1 million for a receivable owed by Knutsen NYK to KNOT 24 (the “Receivable”) and approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen. On the closing of the acquisition, KNOT 24 repaid approximately $42.8 million of the indebtedness, leaving an aggregate of approximately $94.9 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled in cash and will be subject to certain post-closing adjustments for working capital and interest rate swaps. On the closing of the acquisition, KNOT repaid the Receivable in full.

Conversion of Subordinated Units

The subordination period for the 8,567,500 subordinated units ended on May 18, 2016. All of the subordinated units, which were owned by KNOT, converted to common units on a one-for-one basis.

Common Unit Purchase Program

On August 10, 2016, the boards of directors of the Partnership and the General Partner each authorized an extension of the common unit purchase program. Originally approved on August 12, 2015, the program authorized the Partnership to repurchase up to 666,667 of its common units and the General Partner to purchase up to 333,333 common units of the Partnership. The program was originally scheduled to expire on August 31, 2016, and the extended program will conclude on August 31, 2017. As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. No additional common units were purchased by the Partnership or the General Partner in 2016. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

Extension of Bodil Knutsen Charter

On September 13, 2016, Statoil exercised its option to extend the time charter of the Bodil Knutsen for two additional years in accordance with the existing time charter, thereby extending the firm contract period for the time charter from May 2017 to May 2019. The Partnership also granted five additional one-year options to Statoil to extend the time charter.

Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. These services are provided under the following basic types of contractual relationships:

•	Time charters, whereby the vessels that we operate and are responsible for the crewing of are chartered to customers for a fixed period of time at hire rates that are either fixed for the firm period of the time charter with escalations to be made in case of option periods or that increase annually based on a fixed percentage increase or fixed schedule in order to enable us to offset expected increases in operating costs. Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the customer is generally responsible for any voyage expenses incurred; and

•	Bareboat charters, whereby customers charter our vessels for a fixed period of time at hire rates that are generally fixed, but the customers are responsible for the vessel operation and bear the operating and voyage expenses, including crewing and other operational services.

The table below compares the primary features of a time charter and a bareboat charter:

	Time Charter	Bareboat Charter
Typical charter length	One year or more	One year or more
Hire rate basis(1)	Daily	Daily
Voyage expenses(2)	Customer pays	Customer pays
Vessel operating expenses(2)	Owner pays	Customer pays
Off-hire(3)	Varies	Customer typically pays

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “— Important Financial and Operational Terms and Concepts.”
(3)	“Off-hire” refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during off-hire. Our bareboat charters do not contain such provisions.

Employment of Our Fleet

The following table describes the operations of the vessels in our fleet.

Vessel	Description of Historical Operations
Fortaleza Knutsen	Delivered in March 2011. Has operated under a long-term bareboat charter with Transpetro since delivery. Included in the Partnership’s initial fleet.

Recife Knutsen	Delivered in August 2011. Has operated under a long-term bareboat charter with Transpetro since delivery. Included in the Partnership’s initial fleet.

Bodil Knutsen	Delivered in February 2011. Completed an interim spot voyage and testing prior to commencing operations under a long-term time charter with Statoil in May 2011. Included in the Partnership’s initial fleet.

Windsor Knutsen	Delivered in May 2007. Operated as a conventional oil tanker under short-term time charters and in the spot market from its delivery until commencement of retrofitting in November 2010. Following completion of its retrofitting as a shuttle tanker, operated under a long-term time charter with Shell from April 2011 until July 2014. From July 2014 operated under a charter with KNOT until the vessel commenced on a long term time charter with Shell in October 2015.

Carmen Knutsen	Delivered in January 2013. Has operated under a long-term time charter with Repsol since delivery. Acquired by the Partnership in August 2013.

Hilda Knutsen	Delivered in August 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.

Torill Knutsen	Delivered in November 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.

Dan Cisne	Delivered in September 2011. Has operated under a long-term bareboat charter with Transpetro, which commenced on delivery. Acquired by the Partnership in December 2014.

Dan Sabia	Delivered in January 2012. Has operated under a long-term bareboat charter with Transpetro, which commenced on delivery. Acquired by the Partnership in June 2015.

Ingrid Knutsen	Delivered in December 2013 and commenced on long-term time charter with ExxonMobil in February 2014. Acquired by the Partnership in October 2015.

Raquel Knutsen	Delivered in March 2015 and commenced on long-term time charter with Repsol in June 2015. Acquired by the Partnership in December 2016.

Tordis Knutsen	Delivered in November 2016 and commenced on long term time charter with Shell in January 2017. Acquired by the Partnership in March 2017.

Market Overview and Trends

As of February 2017, the shuttle tanker market consisted of approximately 78 vessels and was characterized by long-term charters with offshore oil producers. Most shuttle tankers are in the North Sea and offshore Brazil. Demand for shuttle tankers is based on offshore oilfield development and up to mid-2014, higher oil prices and a positive long-term offshore oil outlook led to increased activity. However, for the past three years, oil companies have experienced delays in oil production start-up both in the North Sea and Brazil. This led to a temporary overcapacity, however we have noted that the delaying effect is reducing and as there is no speculative ordering, the market is coming close to being balanced. In 2017, we have seen increased activity for vessels without fixed charters, and vessels on fixed charters have not been affected. Due to the age structure of the fleet, the lack of speculative contracting and the relatively high number of projects under development, we believe the medium to long-term outlook continues to be positive and tendering activity for new projects is expected in 2017. For 2016, one new shuttle tanker contract for three vessels was awarded to North Sea operations and two contracts were awarded for operations in West Africa. There were no new shuttle tanker contracts awarded for Brazilian or Canadian operations during 2016.

Oil prices declined significantly in the latter part of 2014 and in 2015 due to an increase in US shale oil production, coupled with increased production from certain OPEC states. Oil prices recovered to a certain degree in 2016. Existing offshore oil production projects already under development where shuttle tankers are required, have been unaffected by the volatility in oil prices. Longer term reductions in oil prices may impact the rate of growth of offshore oil production activity when existing projects and projects under development are completed.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to our acquisitions of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen and the Raquel Knutsen.

•	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”

•	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 10—Derivative Instruments in the consolidated financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.

•	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars. Approximately 47%, 45% and 43% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 42%, 45% and 47% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”), for the years ended December 31, 2016, 2015 and 2014, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.

•	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries are subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate has been reduced from 27% in 2014 and 2015 to 25% in 2016.

•	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject only to Norwegian tonnage tax rather than a combination of ordinary taxation and tonnage taxation as reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, the tonnage tax is based on the tonnage of the vessel, and operating income is tax free. Tonnage tax is calculated based on the vessel’s net tonnage (in thousands), according to its certificate, multiplied by the days in operation and the applicable dayrate. The net financial income and expense remains taxable as ordinary income tax at the regular corporate income tax rate of 25% for Norwegian subsidiaries subject to the tonnage tax regime.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

•	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;

•	whether our customers, exercise their options to extend their time charters;

•	the number and availability of our vessels;

•	the level of demand for shuttle tanker services;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;

•	interest rate changes;

•	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense; and

•	the level of any distribution on our common units.

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

Customers

In the years ended December 31, 2016, 2015 and 2014, revenues from the following customers accounted for over 10% of our revenues:

		Year Ended December 31,
Customer	Vessels	2016		2015		2014
		(U.S. Dollars in thousands)
ENI	Hilda Knutsen Torill Knutsen	$47,001	27%	$46,806	30%	$23,512	21%
Transpetro	Fortaleza Knutsen Recife Knutsen Dan Cisne Dan Sabia	$45,236	26%	$40,618	26%	$25,666	23%
Statoil	Bodil Knutsen	$21,760	13%	$23,203	15%	$22,263	20%
Repsol	Carmen Knutsen Raquel Knutsen	$20,904	12%	$19,789	13%	$20,338	18%
Shell	Windsor Knutsen	$20,496	12%	$4,466	3%	$12,124	11%
Exxon	Ingrid Knutsen	$17,482	10%	$3,639	2%	$—	—
KNOT	Windsor Knutsen	$—	—	$16,231	11%	$8,880	8%

A. Operating Results

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	Change	% Change
Time charter and bareboat revenues	$172,878	$154,750	$18,128	12%
Other income	793	274	519	189%
Vessel operating expenses	30,903	27,543	3,360	12%
Depreciation	56,230	48,844	7,386	15%
General and administrative expenses	4,371	4,290	81	2%
Goodwill impairment charge	—	6,217	6,217	N/A
Interest income	24	8	16	200%
Interest expense	(20,867)	(17,451)	(3,416)	20%
Other finance expense	(1,311)	(504)	(807)	160%
Realized and unrealized gain (loss) on derivative instruments	1,213	(9,695)	10,908	(113)%
Net gain (loss) on foreign currency transactions	(139)	(105)	(34)	32%
Income tax benefit (expense)	15	59	(44)	(75)%
Net income	61,102	40,442	20,660	51%

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2016 were $172.9 million, an increase of $18.1 million compared to $154.8 million for the year ended December 31, 2015. This increase was mainly due to increased revenues of $19.9 million resulting from the Raquel Knutsen, the Ingrid Knutsen and the Dan Sabia being included in our results of operations from December 1, 2016, October 15, 2015 and June 15, 2015, respectively, and $1.0 million due to one additional calendar day and better utilization during 2016. The increase was partially offset (i) by a $1.3 million decrease in time charter revenues due to the Bodil Knutsen drydocking in 2016, (ii) a $0.4 million decrease in time charter revenues due to a reduction in the charter rate for the Carmen Knutsen effective October 1, 2015, (iii) a $0.7 million decrease in time charter earnings from the Windsor Knutsen, and (iv) a $0.4 million reduction in income recognition of prepaid charter hire for the Bodil Knutsen, which was a non-cash element.

Other Income. Other income for the year ended December 31, 2016 was $0.8 million compared to $0.3 million for 2015. Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payment of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by KNOT. During the year ended December 31, 2016, $0.8 million was recognized as income pursuant to this guarantee compared to $0.1 million for 2015.

Vessel Operating Expenses. Vessel operating expenses for the year ended December 31, 2016 were $30.9 million, an increase of $3.4 million from $27.5 million in the year ended December 31, 2015. The increase was primarily due to an increase of $4.4 million due to the Raquel Knutsen and the Ingrid Knutsen being included in our results of operations from December 1, 2016 and October 15, 2015, respectively. The increase was partially offset by lower operating expenses mainly due to the strengthening of the U.S. dollar against the NOK during 2016.

Depreciation. Depreciation for the year ended December 31, 2016 was $56.2 million, an increase of $7.4 million from $48.8 million in the year ended December 31, 2015 that was mainly due to the Raquel Knutsen, the Ingrid Knutsen and the Dan Sabia being included in our results of operations from December 1, 2016, October 15, 2015 and June 15, 2015, respectively.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2016 were $4.4 million, compared to $4.3 million for 2015.

Goodwill Impairment Charge. Goodwill impairment charge for the year ended December 31, 2016 was $nil compared to $6.2 million for the year ended December 31, 2015. During the three months ended June 30, 2015, we concluded that there were indicators of impairment due to a significant reduction in the price of our common units during the quarter. Consequently, we performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on our fleet, and concluded that there was no impairment to the vessels’ values. However, we determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized for the year ended December 31, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates were based on existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions.

Interest Income. Interest income for the year ended December 31, 2016 was $24,000 compared to $8,000 for 2015.

Interest Expense. Interest expense for the year ended December 31, 2016 was $20.9 million, an increase of $3.4 million from $17.5 million for the year ended December 31, 2015. The increase is mainly due to the increased indebtedness related to the acquisitions of the Raquel Knutsen, the Ingrid Knutsen and the Dan Sabia on December 1, 2016, October 15, 2015 and June 15, 2015, respectively and higher LIBOR margin during 2016.

Other Finance Expense. Other finance expense for the year ended December 31, 2016 was $1.3 million, an increase of $0.8 million from $0.5 million for the year ended December 31, 2015. Other finance expenses are primarily related to bank fees and guarantee commissions. The increase is mainly due to the guarantee commission for the outstanding amount under the Guarantee Institute for Export Credits (GIEC) guarantee for the Ingrid Knutsen facility.

Realized and Unrealized Gain (Loss) on Derivative Instruments. The Partnership does not apply hedge accounting for derivative instruments. Realized and unrealized gain on derivative instruments for the year ended December 31, 2016 was $1.2 million, compared to a loss of $9.7 million for the year ended December 31, 2015, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	Change
Realized gain (loss)
Interest rate swap contracts	$(3,886)	$(4,957)	$1,071
Foreign exchange forward contracts	66	(4,348)	4,414
Unrealized gain (loss)
Interest rate swap contracts	4,254	(1,088)	5,342
Foreign exchange forward contracts	779	698	81

Total	$1,213	$(9,695)	$10,908

As of December 31, 2016, the total notional amount of our outstanding interest rate swap contracts that were entered into in order to economically hedge outstanding or forecasted debt obligations was $446.7 million. During 2016, long-term interest rates have increased and the U.S. dollar has strengthened against the Norwegian Kroner which resulted in a reduction in realized losses on derivative instruments and an unrealized gain on derivative instruments.

Net Gain (Loss) on Foreign Currency Transactions. Net loss on foreign currency transactions for the year ended December 31, 2016 and 2015 were $0.1 million.

Income Tax Benefits (Expense). Income tax benefits for the year ended December 31, 2016 was $15,000 compared to $59,000 for the year ended December 31, 2015.

Net Income. As a result of the foregoing, we earned net income of $61.1 million for the year ended December 31, 2016 compared to net income of $40.4 million for the year ended December 31, 2015.

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

Other Income. Other income for the year ended December 31, 2015 was $274,000 compared to $57,000 for 2014. Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payment of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new time charter with Shell. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by KNOT. During the year 2015, $122,000 was recognized as income pursuant to this guarantee.

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

Goodwill Impairment Charge. Goodwill impairment charge for the year ended December 31, 2015 was $6.2 million and $nil for the year ended December 31, 2014. During the three months ended June 30, 2015, we concluded that there were indicators of impairment due to a significant reduction in the price of our common units during the quarter. Consequently, we performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on our fleet, and concluded that there was no impairment to the vessels’ values. However, we determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized for the year ended December 31, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates were based on existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions.

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

B. Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

We estimate that we will spend in total approximately $18.6 million for drydocking and classification surveys for the seven vessels under time charters in our fleet in between 2017 and 2020. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the dry-docking yard that will depend on the distance from the vessel’s ordinary trading area to dry-docking yard.

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering, raising approximately $54.9 million in net proceeds.

On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A Preferred Units at a price of $24.00 per unit, raising approximately $48.5 million in net proceeds.

As of December 31, 2016, the Partnership had available liquidity of $37.7 million, which consisted of cash and cash equivalents of $27.7 million and an undrawn revolving credit facility of $10 million.

On August 10, 2016, the boards of directors of the Partnership and the General Partner each authorized an extension of the common unit purchase program. Originally approved on August 12, 2015, the program authorized the Partnership to repurchase up to 666,667 of its common units and the General Partner to purchase up to 333,333 common units of the Partnership. The program was originally scheduled to expire on August 31, 2016, and the extended program will conclude on August 31, 2017. As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. No additional common units were purchased by the Partnership or the General Partner in 2016. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2016, the Partnership’s net current liabilities were $46.6 million. Included in current liabilities are short term loan obligations that mature before December 31, 2017 and are therefore, presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including the undrawn revolving credit facility of $30.0 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are $35.4 million, which is comprised of $30.7 million for replacing our current vessels at the end of their useful lives and $4.7 million for drydocking maintenance and classification surveys.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	2014
Net cash provided by operating activities	$108,445	$89,160	$59,339
Net cash used in investing activities	(13,952)	(46,488)	(121,946)
Net cash provided by (used in) financing activities	(90,345)	(49,575)	64,768
Effect of exchange rate changes on cash	(57)	(270)	(251)
Net increase (decrease) in cash and cash equivalents	4,091	(7,173)	1,910
Cash and cash equivalents at the beginning of the year	23,573	30,746	28,836
Cash and cash equivalents at the end of the year	27,664	23,573	30,746

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $19.3 million to $108.5 million for the year ended December 31, 2016 compared to $89.2 million for 2015. The increase was mainly due to higher earnings through the contributions from the Raquel Knutsen, the Ingrid Knutsen and the Dan Sabia being included in our results of operations as of December 1, 2016, October 15, 2015, and June 15, 2015, respectively: The increase was partially offset by increased drydocking expenditures of $2.5 million for the scheduled drydocking of the Bodil Knutsen in 2016.

Net cash provided by operating activities increased by $29.8 million to $89.2 million for the year ended December 31, 2015 compared to $59.3 million for 2014. The increase was primarily due to higher earnings mainly from (i) the Ingrid Knutsen being included in our results of operation from October 15, 2015, (ii) the Dan Sabia being included in our results of operations from June 15, 2015, (iii) the Hilda Knutsen and Torill Knutsen being included in our results of operations for the entire year in 2015 as compared to six months in 2014 and (iv) the Dan Cisne being included in our results of operations for the entire year in 2015 as compared to 15 days in 2014.

Net Cash Used in Investing Activities

Net cash used in investing activities was $14.0 million for the year ended December 31, 2016 compared to $46.5 million for the year ended December 31, 2015. Net cash used in investing activities in 2016 of $14.0 million was mainly due to the acquisition of the Raquel Knutsen for which we paid a net cash amount to cover the difference between the purchase consideration of $116.5 million less $103.5 million of outstanding indebtedness and other purchase price adjustments of $7.3 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Raquel Knutsen of $7.1 million.

Net cash used in investing activities was $46.5 million for the year ended December 31, 2015 compared to $121.9 million for the year ended December 31, 2014. Net cash used in investing activities in 2015 of $46.5 million related to the following acquisitions:

(i)	The acquisition of the Ingrid Knutsen on October 15, 2015, for which we paid a net cash amount to cover the difference between the purchase consideration of $115.0 million less $104.5 million of outstanding indebtedness and other purchase price adjustments of $2.4 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Ingrid Knutsen of $4.7 million.

(ii)	The acquisition of the Dan Sabia on June 15, 2015, for which we paid a net cash amount to cover the difference between the purchase consideration of $103.0 million less $64.5 million of outstanding indebtedness and other purchase price adjustments of $2.7 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Dan Sabia of $4.3 million.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities during the year ended December 31, 2016 was $90.3 million and mainly related to the following:

•	Proceeds from the utilization of our revolving credit facility of $30.0 million, of which $5.0 million was repaid in July 2016 and $25.0 million was repaid in January 2017; and

•	Proceeds from the Seller’s Credit and Seller’s Loan of total $25.0 million, provided by KNOT for the acquisition of the Raquel Knutsen.

This was offset by the following:

•	Repayment of long-term debt of $61.0 million;

•	Repayment of long-term debt from related parties of $24.0 million;

•	Payment of cash distributions during 2016 of $60.2 million.

Net cash used in financing activities during the year ended December 31, 2015 was $49.6 million and mainly related to the following:

•	The net proceeds from a public offering of common units in June 2015 (the “June 2015 Offering”) of $116.6 million net of offering costs:

This was offset by the following:

•	Repayment of long-term debt of $78.3 million;

•	Repayment of long-term debt from related parties of $32.3 million;

•	Repurchase of common units of $2.3 million; and

•	Payment of cash distributions during 2015 of $53.4 million.

Net cash provided by financing activities during the year ended December 31, 2014 was $64.8 million and mainly related to the following:

•	The net proceeds from the June and July 2014 equity offerings of $146.7 million;

•	Proceeds of $240 million from the refinancing of the Windsor Knutsen , the Bodil Knutsen and the Carmen Knutsen ;

•	Proceeds of $137.8 million from the refinancing of the Fortaleza Knutsen and the Recife Knutsen ; and

•	Proceeds of a seller’s credit of $12.0 million provided by KNOT for the acquisition of the Dan Cisne .

This was partially offset by the following:

•	Repayment of long-term debt of $420.2 million;

•	Repayment of the seller’s credit from KNOT of $10.6 million related to the acquisition of the Carmen Knutsen ; and

•	Payment of cash distributions during 2014 of $36.6 million.

Borrowing Activities

Long-Term Debt. As of December 31, 2016 and 2015, our long-term debt consisted of the following:

(U.S. Dollars in thousands)	Vessel	December 31, 2016	December 31, 2015
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$180,714	$196,429
$35 million revolving credit facilities	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	25,000	—
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	118,125	126,875
$117 million loan facility	Hilda Knutsen	76,871	81,797
$117 million loan facility	Torill Knutsen	78,105	83,033
$172.5 million loan facility	Dan Cisne, Dan Sabia	100,539	109,339
$77.5 million loan facility	Ingrid Knutsen	67,652	74,217
$74.5 million loan facility	Raquel Knutsen	73,643	—
$25 million Seller’s Credit and Seller’s Loan	Raquel Knutsen	25,000	—

Total long-term debt		745,649	671,690

Less: current installments		60,314	49,684
Less: unamortized deferred loan issuance costs		1,330	1,149

Current portion of long-term debt		58,984	48,535

Amounts due after one year		685,335	622,006
Less: unamortized deferred loan issuance costs		2,673	2,819
Less: $25 million Seller’s Credit and Seller’s Loan		25,000	—

Long-term debt less current installments, Seller’s Credit and Seller’s Loan and unamortized deferred loan issuance costs		$657,662	$619,187

Our outstanding debt of $745.7 million as of December 31, 2016 is repayable as follows:

Year Ending December 31,	U.S. Dollars in thousands
2017	$60,314
2018	208,651
2019	291,490
2020	22,879
2021	48,479
2022- thereafter	113,836

Total	$745,649

As of December 31, 2016, the interest rates on our loan agreements (other than tranche two of the $77.5 million loan facility) were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 2.0 to 4.5%. On the export credit loan of $55.1 million, which is tranche two of the $77.5 million loan facility secured by the Ingrid Knutsen, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense. See Note 2(e)—Financial Income (Expense) in the consolidated financial statements included in this Annual Report.

$220 Million Term Loan Facility and $35 Million Revolving Credit Facilities

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

The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. As of December 31, 2016, the Revolving Credit Facility was fully drawn. The Term Loan Facility is repayable in quarterly instalments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

On June 30, 2016, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the “Amended Senior Secured Loan Facility”), which amended the Senior Secured Loan Facility. The Amended Senior Secured Loan Facility includes a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility matures in June 2019, bears interest at LIBOR plus a fixed margin of 2.5% and has a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche. As of December 31, 2016 the new revolving credit facility was drawn by $5.0 million. The other material terms of the Senior Secured Loan Facility remain unaltered.

The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Amended Senior Secured Loan Facility. The Amended Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

The Amended Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Amended Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital for the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Amended Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrowers and the guarantors were in compliance with all covenants under this facility.

$117 Million Hilda Loan Facility

In July 2011, Knutsen Shuttle Tankers 14 AS, the subsidiary owning the Hilda Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Hilda Facility”). The Hilda Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Hilda Knutsen. The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

$117 Million Torill Loan Facility

In November 2011, Knutsen Shuttle Tankers 15 AS, the subsidiary owning the Torill Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Torill Facility”). The Torill Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The facilities contain the following financial covenants:

•	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrowers and the guarantor were in compliance with all covenants under this facility.

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

The Ingrid Facility contains the following financial covenants:

•	Market value of the Ingrid Knutsen shall not be less than 125% of the outstanding balance under the Ingrid Facility;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Ingrid Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

$74.5 Million Secured Loan Facility

In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Raquel Facility”). As of the time of the acquisition of the Raquel Knutsen, the aggregate amount outstanding under the facility was $74.5 million. The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen. The Raquel Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Raquel Facility contains the following financial covenants:

•	Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Seller’s Credit and Seller’s Loan

As part of financing for the purchase of the Raquel Knutsen, on December 1, 2016 KNOT provided a $13.0 million seller’s credit (the “Seller’s Credit”) and a $12.0 million seller’s loan (the “Seller’s Loan”), each of which was guaranteed by the Partnership, had a maturity date of December 2021 and bore interest at LIBOR plus a fixed margin of 4.5%. Accrued interest on the Seller’s Credit and the Seller’s Loan accumulated and was capitalized. On January 13, 2017, the Seller’s Credit and the Seller’s Loan were repaid in full.

$114.4 Million Secured Loan Facility

In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen, as the borrower, entered into a secured loan facility (the “Tordis Facility”). As of the time of the acquisition of the Tordis Knutsen on March 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen. The Tordis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Tordis Facility contains the following financial covenants:

•	Market value of the Tordis Knutsen shall not be less than 130% of the of the outstanding balance under the Tordis Facility at any time;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2016, our interest rate swap contracts economically fixed our net floating interest rate exposure on $446.7 million of floating rate debt, leaving $299.0 million exposed to a floating rate of interest. Our interest rate swap contracts mature between April 2018 and February 2025. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a fixed rate ranging from 1.25% to 2.49%.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of December 31, 2016, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 290.0 million. We do not apply hedge accounting for derivative instruments.

Critical Accounting Estimates

The preparation of the Partnership’s consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Significant accounting policies are discussed in Note 2—Summary of Significant Accounting Policies in the consolidated financial statements included in this Annual Report. We believe that the following are the critical accounting estimates used in the preparation of our Partnership’s consolidated financial statements. In addition, there are other items within the Partnership’s consolidated financial statements that require estimation.

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

Vessel Market Values

In “— Vessel Lives and Impairment” above, we discuss our policy for assessing impairment of the carrying value of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying value.

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,257 million as of December 31, 2016. With respect to the vessels, based on broker valuations as of December 31, 2016 on a charter free basis, we believe the aggregate market value of these vessels was less than their aggregate carrying value as of that date. We believe the aggregate amount of this deficit as of December 31, 2016 for the vessels was approximately $152 million. These vessels do, however, have long-term charters with fixed rates and we believe that undiscounted cash flows for each of these vessels significantly exceeded the applicable carrying value as of December 31, 2016, and, accordingly, have not recorded impairment charges.

Purchase Price Allocation, Including Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as above-market contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. No goodwill or intangible assets arose as a result of acquisitions carried out for the years ended December 31, 2016 and 2015.

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

Effect if Actual Results Differ from Assumptions. During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment were present due to a significant reduction in the price of the Partnership’s common units during that quarter. Consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet, concluding that there was no impairment to the vessels’ values. However, the Partnership determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized for the year ended December 31, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates were based on existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions. This non-cash impairment charge reduced the Partnership’s remaining goodwill balance to zero as of December 31, 2015.

Taxes

Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Judgments and Uncertainties. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2016 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2016, we determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2016 and 2015, we had a valuation allowance for deferred tax assets of $12.4 million and $10.3 million, respectively.

Recently Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost . Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet is required to be adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. The Partnership implemented the guidance as of December 31, 2016 and has adjusted the balance sheet as of December 31, 2015 on a retrospective basis. The deduction from the carrying amount of long-term debt for deferred debt issuance cost was $4.0 million as of December 31, 2015, which reduced current assets by $1.2 million and long-term assets by $2.8 million.

In August 2014, the FASB issued new guidance for Presentation of Financial Statements – Going Concern. The amendments provide guidance for management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related footnote disclosures. No disclosure is required if there is no substantial doubt regarding an entity’s ability to continue as a going concern. The Partnership implemented this guidance which did not impact the Partnership’s consolidated financial statements.

In February 2015, the FASB issued revised guidance for consolidation, Amendments to the Consolidation Analysis. This guidance modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities and affects the consolidation analysis of reporting entities that are involved with variable interest entities. All legal entities are subject to re-evaluation under the revised consolidation model. The Partnership’s adoption of this guidance did not impact the Partnership’s consolidated financial statements.

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued revised guidance for leasing. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and may apply it, at the company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Partnership has begun an initial assessment of the impact of this standard update on its consolidated financial statements and related disclosures and expects to adopt the standard from January 1, 2018. Based on the analysis to date, the Partnership does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Partnership is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements.

Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Partnership is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued revised guidance for Business Combinations: Clarifying the Definition of a Business. The amendments clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of businesses. The amendments provide a screen to determine when an acquisition is not a business. The screen may apply when substantially all of the fair value related to a single, or group of similar, identifiable asset(s). If the screen is not met, it (1) requires that to be considered a business, an acquisition must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) removes the evaluation of whether a market participant could replace the missing elements. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership is currently assessing the impact the adoption of this standard will have on future acquisitions.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

Please read “Item 5. Operating and Financial Review and Prospects—Market Overview and Trends.”

E. Off-Balance Sheet Arrangements

At December 31, 2016, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2016:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(U.S. Dollars in thousands)
Long-term debt obligations (including interest) (1)	$834,797	$88,562	$536,708	$86,102	$123,425
Total	$834,797	$88,562	$536,708	$86,102	$123,425

(1)	The long-term debt obligation has been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2016, plus the applicable margin for all periods presented.

G. Safe Harbor

Please read “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	66	Chairman of the Board of Directors
John Costain	53	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	71	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	69	Director and Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	69	Director and Member of the Audit Committee
Hiroaki Nishiyama	50	Director
Takuji Banno	50	Director
Simon Bird	57	Director

Trygve Seglem has served as Chairman of our board of directors since 2013. Mr. Seglem is the owner of TSSI, which is a 50% owner of KNOT. In addition, Mr. Seglem serves as chairman of the board of directors of Simsea Real Operations, a member of the board of directors of Koralfisk AS and a member of the board of directors of Assuranceforeningen SKULD (Gjensidig). Mr. Seglem began his career at Statoil at its inception and has been involved in the development of offshore loading tankers since 1975. In 1984, Mr. Seglem became the project director and a part owner, through TSSI, of the Knutsen Group. In September 2008, Mr. Seglem became the sole owner of the shuttle tanker operations of the Knutsen Companies. Mr. Seglem has a degree from Newcastle University.

Hans Petter Aas has served on our board of directors since 2013. Mr. Aas has had a long career as a banker in the international shipping and offshore markets and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA in August 2008. Mr. Aas joined DnB NOR Bank ASA (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also the Chairman of the Board of Directors of Ship Finance International Limited and a director of Gearbulk Holding Ltd., Seadrill Ltd., Golden Ocean Group Ltd., Deep Sea Supply Plc. and Solvang ASA. Mr. Aas has a degree from the Norwegian School of Economics and Business Administration.

Edward A. Waryas, Jr. has served on our board of directors since 2013. He retired from his position as Vice President-Marine Business Development for Lloyd’s Register North America, Inc. at the end of 2014 where he was responsible for marine business development, account management, marketing and product development in the USA. Prior to joining Lloyd’s Register North America, Inc. in 2000, Mr. Waryas was President of the marine division of Clay Marketing & Public Relations, Inc., as well as President of Windward Maritime, LLC, a maritime consultancy company. In the 1990s, Mr. Waryas was Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to these positions, Mr. Waryas served as Vice President of MAN B&W Diesel USA and was a U.S. Coast Guard licensed engineer for Mobil Shipping & Transportation Company. While at Mobil Shipping & Transportation Company, Mr. Waryas served as chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas is a member of the North American panel for Intertanko and a former member of American Petroleum Institute’s Marine Committee and the Chamber of Shipping of America. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

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

Hiroaki Nishiyama has served on our board of directors since 2014. Mr. Nishiyama has served as the Managing Director of NYK Energy Transport (Atlantic) Limited since April 2014. From April 1989 to March 2014, Mr. Nishiyama held various positions at NYK. Specifically, from April 2013 to March 2014, he served as the General Manager of NYK Energy Transport (Atlantic) Limited. From April 2011 to March 2013, he served as Manager of the Air Freighter Business Group. From October 2009 to March 2011, he served as Manager of the Corporate Planning Group. From April 2004 to September 2009, he served as Manager of the LNG Group. From April 1989 to March 2004, he served for or worked in the Container Trade Management Group, NYK Line (Europe) Limited, Sales and Marketing Europe Division, and Liner Coordination Division.

Takuji Banno has served on our board of directors since April 2016. Mr. Banno has served as the Senior General Manager, Offshore Business Group, Energy Division of NYK since April 2012. From April 2011 to April 2012, he served as Director of Yusen Logistics (Singapore) Pte. Ltd. From October 2006 to April 2011, he was Director of NYK Logistics (Asia) Pte. Ltd. From June 2002 to October 2006, he was Manager of NYK’s LNG Group. Mr. Banno joined NYK in April 1990 and has a master’s degree in Business Administration from the University of Wisconsin-Madison.

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

John Costain has served as our Chief Executive Officer and Chief Financial Officer since June 2015. From February 2013 until May 2015, Mr. Costain served as a member our board of directors. Since 2004, Mr. Costain has also been employed by Tankers (UK) Agencies Ltd, which acts as agent to Tankers International Pool, serving as Finance Director since 2005. At Tankers (UK) Agencies Ltd, Mr. Costain is responsible for group reporting results under U.S. GAAP. From 1991 to 2004, Mr. Costain held various positions at Euronav (UK) Agencies Ltd., including Finance Director and Managing Director of the offshore holding shipping company, as well as other positions in finance. Mr. Costain is a Chartered Accountant with a degree in Civil Engineering from Manchester University.

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

Executive Compensation

Pursuant to the administrative services agreement, John Costain, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Costain is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2016, we incurred total costs, expenses and fees under this agreement of approximately $1.6 million (which includes $1.1 million that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Costain entered into an employment agreement with KNOT UK effective June 1, 2015. Pursuant to the employment agreement, Mr. Costain serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 200,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), 30 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Costain’s employment may be terminated on 6 months’ prior written notice by either Mr. Costain or KNOT UK. In addition, Mr. Costain’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Costain on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Costain from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2016, Mr. Costain received $269,072 in total compensation. In addition, an accrual of $nil for 2016 was made to cover insurance and pension expenses for Mr. Costain.

Compensation of Directors

Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2016 each of our directors and our Chairman received aggregate compensation of $40,000. Members of the audit and conflicts committees each received a committee fee of $12,000 and the Chairman of each such committee received an additional fee of $3,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, Hiroaki Nishiyama, Takuji Banno, Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Nishiyama and Mr. Bannno and have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Mr. Bird was originally appointed by the remaining elected directors pursuant to our partnership agreement to replace John Costain upon his resignation from our board of directors in May 2015. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2018, Mr. Beveridge is designated as the Class II elected director and will serve until our annual meeting of unitholders in 2019, Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2020, and Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2017. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

The Series A Preferred Units do not have any right to nominate, appoint or elect any member of our board of directors unless distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, will have the right to replace one of the board members appointed by our general partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2016, we directly employed one onshore employee and no seagoing employees. As of December 31, 2016, KNOT, through subsidiaries and affiliated companies, employed approximately 290 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

Other than those common units in which Trygve Seglem may be deemed to share beneficial ownership, as of March 17, 2017, there were no common units beneficially owned by our current directors or executive officer. Please read “Item 7. Major Unitholders and Related Party Transactions—Major Unitholders.”

Item 7. Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership of our common units as of March 17, 2017 by each person that we know to beneficially own more than 5.0% of our common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

As of March 17, 2017, we had 2,083,333 Series A Preferred Units issued and outstanding, all of which are held by OMP AY Preferred Limited. Please read “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2016 and Early 2017—Series A Convertible Preferred Units.”

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	8,657,868	29.2%
Goldman Sachs Asset Management(2)	1,632,981	5.5%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(3)	2,263,063	7.6%
Advisory Research, Inc. and Piper Jaffray Companies (4)	1,490,925	5.0%

(1)	KNOT is a joint venture between TSSI and NYK, each of which owns a 50% interest. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner. NYK Logistics Holding (Europe) B.V. (“NYK Europe”) is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding AS (“Seglem Holding”), of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the 8,657,868 common units held by KNOT and our general partner. On May 18, 2016, all 8,567,500 subordinated units owned by KNOT converted into common units on a one-for-one basis.
(2)	Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC (collectively, “Goldman Sachs Asset Management”) have shared voting power and shared dispositive power as to 1,632,981 units. This information is based on the Schedule 13G/A filed by Goldman Sachs Asset Management on February 8, 2017.
(3)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 1,341,375 units and shared dispositive power as to 2,263,063 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on February 2, 2017.
(4)	Advisory Research, Inc. has sole voting and dispositive power, and Piper Jaffray Companies has shared voting and dispositive power, as to 1,490,925 common units. This information is based on the Schedule 13G/A filed by Advisory Research, Inc. and Piper Jaffray Companies on February 13, 2017.

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

The Series A Preferred Units have voting rights that are identical to the voting rights of our common units, except they do not have any right to nominate, appoint or elect any member of our board of directors, except upon a Trigger Event. Upon a Trigger Event, holders of Series A Preferred Units together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, will have the right to replace one of the board members appointed by our general partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with our common units as a single class, so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting. The 4.9% limitation described above applies to the holders of the Series A Preferred Units with respect to the voting of the Series A Preferred Units on an as-converted basis with the common units.

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of 29.2% of our common units as of March  17, 2017.

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

Upon a change of control of us or our general partner, the noncompetition provisions of the Omnibus Agreement terminate immediately. Upon a change of control of KNOT, the noncompetition provisions of the Omnibus Agreement applicable to KNOT terminate at the time of the change of control. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to KNOT terminate immediately.

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

Upon a change of control of us or our general partner, the right-of-first-offer provisions of the Omnibus Agreement terminate immediately. Upon a change of control of KNOT, the right-of-first-offer provisions applicable to KNOT pursuant to the Omnibus Agreement terminate at the time of the change of control. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by KNOT terminate immediately.

Indemnification

Pursuant to the Omnibus Agreement, KNOT indemnifies us until April 15, 2018 (and KNOT indemnifies us for a period of at least three years after our purchase of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable) against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of our IPO are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by KNOT for environmental and toxic tort liabilities. No claim may be made unless the aggregate U.S. Dollar amount of all claims exceeds $500,000, in which case KNOT is liable for claims only to the extent such aggregate amount exceeds $500,000.

KNOT also indemnifies us for liabilities related to:

•	certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise before April 15, 2018 (or, in the case of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, within three years after our purchase of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable); and

•	certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

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

Windsor Knutsen Time Charter

In order to comply with its obligations under the Omnibus Agreement, in July 2014, KNOT entered into a time charter for the Windsor Knutsen at a rate of hire that would have been in effect during the option period under the initial Windsor Knutsen time charter. This charter expired when the new Shell time charter for the Windsor Knutsen commenced in October of 2015.

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

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen and the Tordis Knutsen, which operate under time charters, is subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee. Please read “— Management and Administration Agreements”.

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

Annual management fee. Pursuant to each of the technical management agreements, each of KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, Knutsen Shuttle Tankers 13 AS, Knutsen Shuttle Tankers 14 AS, Knutsen Shuttle Tankers 15 AS, Knutsen NYK Shuttle Tankers 16 AS and Knutsen Shuttle Tanker 19 AS as owners, paid a fee of $0.49 million per year for 2016 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2017 has been set at $0.52 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

Term. Each of the technical management agreements for the Windsor Knutsen and the Bodil Knutsen continues indefinitely until terminated by either party after giving three months’ written notice. Each of the technical management agreements for the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen continues indefinitely until terminated by either party after giving six months’ notice.

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

Management and Administration Agreements

The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements pursuant to which the subsidiaries that own and operate these vessels paid a fee of $0.03 million per year per vessel for 2016 to either KNOT Management or KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual fee for 2017 has been set at $0.03 million per vessel. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements continue indefinitely until terminated by either party after giving two months’ written notice, in the case of the Dan Sabia and Dan Cisne agreements or three months’ written notice, in the case of the Recife Knutsen and Fortaleza Knutsen agreements. The management and administration agreements also may be terminated by the owner or manager on terms similar to the technical management agreements.

Acquisition of the Hilda Knutsen and the Torill Knutsen

In June 2014, we entered into share purchase agreements pursuant to which we acquired KNOT’s 100% interests in Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS, the companies that own and operate the shuttle tankers the Hilda Knutsen and the Torill Knutsen for consideration of $335 million, net of $221.8 million of outstanding indebtedness related to the vessels. The cash portion of the purchase prices was financed with proceeds from the Partnership’s public offering of 4,600,000 common units which closed on June 27, 2014. The purchase prices were subsequently adjusted by a working capital adjustment of $1.0 million. The Conflicts Committee approved the acquisitions.

In connection with the acquisition of the Hilda Knutsen and the Torill Knutsen, Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS each entered into a technical management agreement with KNOT Management, a wholly owned subsidiary of KNOT, to provide management services with respect to the vessels.

Acquisition of the Dan Cisne

In December 2014, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the shuttle tanker the Dan Cisne for consideration of $103.0 million less approximately $82.2 million of outstanding indebtedness related to the vessel and other purchase price adjustments of $2.6 million. The purchase price was settled by way of a cash payment of approximately $8.8 million, including adjustments related to interest rate swaps, and a seller’s credit provided by KNOT in form of a loan of $12.0 million, which was repaid by the Partnership on June 15, 2015. The Conflicts Committee approved the acquisition.

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

Acquisition of the Raquel Knutsen

In December 2016, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 19 AS, the company that owns and operates the shuttle tanker the Raquel Knutsen for consideration of $116.5 million less approximately $103.5 million of outstanding indebtedness related to the vessel plus $7.3 million of post-closing adjustments. The purchase price was settled by way of a Seller’s Credit in the amount of approximately $13.0 million. In connection with the acquisition, KNOT provided us a Seller’s Loan in the amount of approximately $12.0 million. For a description of the Seller’s Credit and Seller’s Loan, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$25 Million Seller’s Credit and Seller’s Loan.” On January 13, 2017, the Seller’s Credit and the Seller’s Loan were repaid in full. The Conflicts Committee approved the acquisition of the Raquel Knutsen.

Please read Note 21—Business Acquisitions in the consolidated financial statements included in this Annual Report.

Acquisition of the Tordis Knutsen

In February 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT Shuttle Tankers 24 AS (“KNOT 24”), the company that owns the shuttle tanker, Tordis Knutsen, for a purchase price of $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the Tordis Knutsen plus approximately $21.1 million for a Receivable owed by Knutsen NYK to KNOT 24 and approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen. On the closing of the acquisition, KNOT 24 repaid approximately $42.8 million of the indebtedness, leaving an aggregate of approximately $94.9 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled in cash and will be subject to certain post-closing adjustments for working capital and interest rate swaps. On the closing of the acquisition, KNOT repaid the Receivable in full. The Conflicts Committee approved the acquisition of the Tordis Knutsen.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2016 and included in the consolidated financial statements. Please read Note 18—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended December 31, 2016
(U.S. Dollars in thousands)
Statement of Operations Data:
Time charter and bareboat revenues	$—
Other income	770
Operating expenses	2,971
General and administrative expenses	2,009
Finance income (expense)	(128)
Total income (expense)	$(4,338)

Payables to KNOT and KOAS were $0.3 million and $0.5 million, respectively, for the year ended December 31, 2016. In addition, included in trade accounts payable, trading balances due to KOAS were $0.7 million and trading balances due to KNOT were $0.4 million for the year ended December 31, 2016. Outstanding balances are settled on a monthly basis.

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

Distributions to KNOT

We have declared and paid quarterly distributions totaling $21.6 million and $20.9 million to KNOT for each of the years ended December 31, 2016 and 2015, respectively.

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

•	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended with the approval of a majority of the outstanding common units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of March 17, 2017, there were 2,083,333 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—Risk Factors” for a discussion of these factors.

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

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a minimum quarterly distribution of $0.375 per unit to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves, distribution payments on the Series A Preferred Units and payment of fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in our credit facilities and lease arrangements that may restrict our ability to make cash distributions to our unitholders.

During the year ended December 31, 2016, the aggregate amount of cash distributions paid was $60.2 million.

On February 15, 2017, we paid a cash distribution of $0.52 per unit in respect of the three months ended December 31, 2016. The aggregate amount of the distribution was $16.4 million.

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

The following table illustrates the percentage allocations of the additional available cash from operating surplus among our unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distributions that are less than the minimum quarterly distribution. The percentage interests set forth in the table below assume that our general partner owns a 1.85% general partner interest and that we do not issue additional classes of equity securities.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target	Unitholders	General Partner	Holders of Incentive Distribution Rights
Minimum Quarterly Distribution	$0.375	98.15%	1.85%	0%
First Target Distribution	up to $0.43125	98.15%	1.85%	0%
Second Target Distribution	above $0.43125 up to $0.46875	85.15%	1.85%	13.0%
Third Target Distribution	above $0.46875 up to $0.5625	75.15%	1.85%	23.0%
Thereafter	above $0.5625	50.15%	1.85%	48.0%

B. Significant Changes

Please read Note 24—Subsequent Events in the consolidated financial statements included in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

The high and low sales prices of our common units as reported by the NYSE, for the quarters and months indicated, are as follows:

	High	Low
Year ended December 31, 2016	$23.95	$9.68
Year ended December 31, 2015	26.49	10.38
Year ended December 31, 2014	29.89	18.78
Year ended December 31, 2013(1)	29.39	20.68
First quarter 2017(2)	24.67	21.00
Fourth quarter 2016	23.95	18.90
Third quarter 2016	21.00	18.00
Second quarter 2016	20.00	16.07
First quarter 2016	17.70	9.68
Fourth quarter 2015	18.54	10.38
Third quarter 2015	19.85	12.58
Second quarter 2015	26.49	23.36
First quarter 2015	25.45	18.21
Month ended March 31, 2017(3)	22.95	21.75
Month ended February 28, 2017	23.20	21.00
Month ended January 31, 2017	24.67	21.65
Month ended December 31, 2016	23.95	21.25
Month ended November 30, 2016	22.35	18.90
Month ended October 31, 2016	21.25	19.55
Month ended September 30, 2016	21.00	18.41

(1)	For the period from April 9, 2013 through December 31, 2013.
(2)	For the period from January 1, 2017 through March 16, 2017.
(3)	For the period from March 1, 2017 through March 16, 2017.

B. Plan of Distribution

Not applicable.

C. Markets

Our common units started trading on the NYSE under the symbol “KNOP” on April 9, 2013.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A/A filed with the SEC on February 2, 2017.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

(2)	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS, as amended by Amendment No. 1, dated May 7, 2015. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”

(3)	Ship Management Agreement for the Bodil Knutsen, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(4)	Ship Management Agreement for the Windsor Knutsen, dated November 10, 2010, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(5)	Ship Management Agreement for the Carmen Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 13 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(6)	Ship Management Agreement for the Hilda Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 14 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(7)	Ship Management Agreement for the Torill Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 15 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(8)	Ship Management Agreement for the Ingrid Knutsen, dated May 30, 2012, between Knutsen NYK Shuttle Tankers 16 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements.”

(9)	Ship Management Agreement for the Raquel Knutsen, dated January 29, 2015, between Knutsen Shuttle Tankers 19 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions— Technical Management Agreements.”

(10)	Ship Management Agreement for the Tordis Knutsen, dated July 22, 2016, between KNOT Shuttle Tankers 24 AS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions— Technical Management Agreements.”

(11)	Ship Management Agreement for the Fortaleza Knutsen, dated October 28, 2010, between Knutsen Shuttle Tankers XII KS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements.”

(12)	Ship Management Agreement for the Recife Knutsen, dated October 28, 2010, between Knutsen Shuttle Tankers XII KS and KNOT Management AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements.”

(13)	Ship Management Agreement for the Dan Cisne, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements.”

(14)	Ship Management Agreement for the Dan Sabia, dated May 13, 2014, between KNOT Shuttle Tankers 21 AS and KNOT Management Denmark AS, as amended. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements.”

(15)	Term Facility Agreement, dated June 10, 2014, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$140 Million Secured Loan Facility.”

(16)	Amendment and Restated Agreement, dated June 30, 2016, related to the Term and Revolving Facilities Agreement, dated June 10, 2014, among KNOT Shuttle Tankers 18 AS, Knot Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$220 Million Term Loan Facility and $35 Million Revolving Credit Facilities.”

(17)	Amended and Restated Term Loan Facility Agreement, dated July 11, 2011, among Knutsen Shuttle Tankers 14 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated October 5, 2011, the Second Supplemental Agreement, dated January 23, 2014, and the Third Supplemental Agreement, dated June 26, 2014. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$117 Million Hilda Loan Facility.”

(18)	Amended and Restated Term Loan Facility Agreement, dated November 3, 2011, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto, as amended by an amendment letter, dated October 23, 2013, and as amended and restated by the First Supplemental Agreement, dated February 12, 2014, and the Second Supplemental Agreement, dated June 26, 2014. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$117 Million Torill Loan Facility.”

(19)	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(20)	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Cisne Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(21)	Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Sabia Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(22)	Amended and Restated Term Loan Facility Agreement, dated June 7, 2012, among Knutsen NYK Shuttle Tankers 16 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated February 5, 2015, and the Second Supplemental Agreement, dated October 13, 2015. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$77.5 Million Secured Loan Facility.”

(23)	Facility Agreement, dated December 17, 2014, among Knutsen Shuttle Tankers 19 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated November 29, 2016. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt— $74.5 Million Secured Loan Facility.”

(24)	Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$74.5 Million Secured Loan Facility.”

(25)	Seller’s Credit and Seller’s Loan, dated December 1, 2016, between KNOT Shuttle Tankers AS, Knutsen NYK Offshore Tankers AS and KNOT Offshore Partners LP. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt— $25 Million Seller’s Credit and Seller’s Loan.”

(26)	Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, as borrower, and the other parties thereto, as amended and restated on October 23, 2015. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt— $114.4 Million Secured Loan Facility.”

(27)	Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt— $114.4 Million Secured Loan Facility.”

(28)	Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and John Costain. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”

(29)	Share Purchase Agreement, dated May 27, 2015, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Dan Sabia.”

(30)	Share Purchase Agreement, dated October 13, 2015, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Ingrid Knutsen.”

(31)	Share Purchase Agreement, dated November 1, 2016, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Raquel Knutsen.”

(32)	Share Purchase Agreement, dated February 14, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Tordis Knutsen.”

(33)	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016 and the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017. Please read “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2016 and Early 2017—Series A Convertible Preferred Units.”

(34)	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto. Please read “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2016 and Early 2017—Series A Convertible Preferred Units.”

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

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If we make distributions to U.S. Holders in excess of our earnings and profits, the excess portion of those distributions will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

As of December 31, 2016, we were party to interest rate swap contracts with a combined notional amount of approximately $446.7 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.25% per annum and 2.49% per annum for all periods. The interest rate swap contracts mature between March 2018 and February 2025. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2016 are as follows:

	December 31, 2016
(U.S. Dollars in thousands)	Notional Amount	Fair Value (asset)
Interest rate swap contracts	$446,744	$830

As of December 31, 2016, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $271.3 million, based on our total interest bearing debt of approximately $745.7 million, less the notional amount of our floating to fixed interest rate swap contracts of approximately $446.7 million and less cash and cash equivalents of $27.7 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.7 million on an annual basis as of December 31, 2016. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

As of December 31, 2016, we had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against NOK at an average exchange rate of NOK 8.29 per 1 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2016 and 2015, six customers, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

As of December 31, 2016, we were in compliance with all covenants under our debt agreements.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2016.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2016.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a–15(f) under the Exchange Act) that occurred during the year ended December 31, 2016.

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

Item 16B. Code of Ethics

We have adopted the KNOT Offshore Partners LP Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. This document is available under the “Corporate Governance” tab in the “Investor Relations” section of our website www.knotoffshorepartners.com. We intend to disclose, under this tab of our website, any waivers to or amendments of the KNOT Offshore Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2016 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2016 and 2015.

Fees Incurred by the Partnership for Ernst & Young AS’ Services:

	2016	2015
Audit Fees	$611,679	$554,571
Audit-Related Fees	48,926	35,352
Tax Fees	3,503	4,067

	$664,108	$593,990

Audit Fees

Audit fees for 2016 and 2015 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees for 2016 and 2015 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

Tax fees for 2016 and 2015 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

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

We make available a statement of significant differences on our website ( www.knotoffshorepartners.com ).

We believe that our established corporate governance practices satisfy the NYSE listing standards.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements listed below and set forth on pages F-3 through F-41, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated financial statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Certificate of Limited Partnership of KNOT Offshore Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

1.2	Second Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of February 2, 2017 (incorporated by reference to Exhibit 3.2 of the registrant’s Report on Form 8-A/A filed on February 2, 2017)

4.1	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

Exhibit Number	Description

4.2	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.3	Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.4	Ship Management Agreement for the Bodil Knutsen, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.5	Ship Management Agreement for the Windsor Knutsen, dated November 10, 2010, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.5 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.6	Ship Management Agreement for the Carmen Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 13 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 4.6 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.7	Ship Management Agreement for the Hilda Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 14 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.3 to the registrant’s report on Form 6-K filed on July 14, 2014)

4.8	Ship Management Agreement for the Torill Knutsen, dated June 27, 2011, between Knutsen Shuttle Tankers 15 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s report on Form 6-K filed on July 14, 2014)

4.9	Ship Management Agreement for the Ingrid Knutsen, dated May 30, 2012, between Knutsen NYK Shuttle Tankers 16 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on December 3, 2015)

4.10	Ship Management Agreement for the Raquel Knutsen, dated May 30, 2012, between Knutsen NYK Shuttle Tankers 16 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 4.5 to the registrant’s report on Form 6-K filed on December 5, 2016)

4.11*	Ship Management Agreement for the Tordis Knutsen, dated July 22, 2016, between KNOT Shuttle Tankers 24 AS and KNOT Management AS, as amended

4.12	Ship Management Agreement for the Fortaleza Knutsen, dated October 28, 2010, between Knutsen Shuttle Tankers XII KS and KNOT Management AS, as amended (incorporated by reference to Exhibit 4.11 to the registrant’s report on Form 20-F filed on March 18, 2016)

4.13	Ship Management Agreement for the Recife Knutsen, dated October 28, 2010, between Knutsen Shuttle Tankers XII KS and KNOT Management AS, as amended (incorporated by reference to Exhibit 4.12 to the registrant’s report on Form 20-F filed on March 18, 2016)

4.14	Ship Management Agreement for the Dan Cisne, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.15	Ship Management Agreement for the Dan Sabia, dated May 13, 2014, between KNOT Shuttle Tankers 21 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on June 29, 2015)

4.16	Term Facility Agreement, dated June 10, 2014, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed on December 9, 2014)

4.17	Term and Revolving Facilities Agreement, dated June 10, 2014, among KNOT Shuttle Tankers 18 AS, Knot Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed on June 27, 2014)

4.18	Amended and Restated Term Loan Facility Agreement, dated July 11, 2011, among Knutsen Shuttle Tankers 14 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated October 5, 2011, the Second Supplemental Agreement, dated January 23, 2014, and the Third Supplemental Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed on July 14, 2014)

4.19	Amended and Restated Term Loan Facility Agreement, dated November 3, 2011, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto, as amended by an amendment letter, dated October 23, 2013, and as amended and restated by the First Supplemental Agreement, dated February 12, 2014, and the Second Supplemental Agreement, dated June 26, 2014 (incorporated by reference to Exhibit 10.2 to the registrant’s report on Form 6-K filed on July 14, 2014)

Exhibit Number	Description

4.20	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.15 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.21	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.16 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.22	Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014 (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 29, 2015)

4.23	Amended and Restated Term Loan Facility Agreement, dated June 7, 2012, among Knutsen NYK Shuttle Tankers 16 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated February 5, 2015, and the Second Supplemental Agreement, dated October 13, 2015 (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on December 3, 2015)

4.24	Facility Agreement, dated December 17, 2014, among Knutsen Shuttle Tankers 19 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated November 29, 2016 (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on December 5, 2016)

4.25	Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on December 5, 2016)

4.26	Seller’s Credit and Seller’s Loan, dated December 1, 2016, between KNOT Shuttle Tankers AS, Knutsen NYK Offshore Tankers AS and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.4 to the registrant’s report on Form 6-K filed on December 5, 2016)

4.27*	Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, as borrower, and the other parties thereto, as amended and restated on October 23, 2015.

4.28*	Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA

4.29	Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and John Costain (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.30	Share Purchase Agreement, dated May 27, 2015, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.31	Share Purchase Agreement, dated October 13, 2015, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 of the registrant’s report on Form 6-K filed on December 3, 2015)

4.32	Share Purchase Agreement, dated November 1, 2016, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 5, 2016)

4.33*	Share Purchase Agreement, dated February 14, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS

4.34	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 6, 2016)

4.35	Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.36	First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.37	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on February 2, 2017)

Exhibit Number	Description

8.1*	Subsidiaries of KNOT Offshore Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP

By:	/s/ John Costain
Name:	John Costain
Title:	Chief Executive Officer and Chief Financial Officer

Date: March 17, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of KNOT Offshore Partners LP

We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KNOT Offshore Partners LP at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Oslo, Norway

March 17, 2017

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations for the

Years Ended December 31, 2016, 2015 and 2014

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2016	2015	2014
Operating revenues: (Notes 2(d), 5 and 18)
Time charter and bareboat revenues	$172,878	$154,750	$112,784
Other income	793	274	57

Total revenues (Notes 2(d), 5, 6, and 18)	173,671	155,024	112,841

Operating expenses: (Note 18)
Vessel operating expenses (Note 2(d))	30,903	27,543	23,879
Depreciation (Note 13)	56,230	48,844	34,322
General and administrative expenses	4,371	4,290	4,323
Goodwill impairment charge (Note 8)	—	6,217	—

Total operating expenses	91,504	86,894	62,524

Operating income	82,167	68,130	50,317

Finance income (expense): (Notes 2(e) and 18)
Interest income	24	8	13
Interest expense (Note 9(a))	(20,867)	(17,451)	(15,271)
Other finance expense (Note 9(b))	(1,311)	(504)	(1,271)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	1,213	(9,695)	(6,407)
Net gain (loss) on foreign currency transactions	(139)	(105)	26

Total finance expense	(21,080)	(27,747)	(22,910)

Income before income taxes	61,087	40,383	27,407
Income tax benefit (expense) (Notes 2(q) and 17)	15	59	(15)

Net income	$61,102	$40,442	$27,392

General Partner’s interest in net income	1,256	767	536
Limited Partners’ interest in net income	59,846	39,675	26,856
Earnings per unit: (Note 20)
Common units (basic and diluted)	$2.291	$1.499	$1.369
Subordinated units (basic and diluted)	$1.542	$1.708	$1.343
General partner units (basic and diluted)	$2.248	$1.487	$1.329
Cash distributions declared and paid per unit (Note 20)	$2.080	$2.030	$1.795

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income for

the Years Ended December 31, 2016, 2015 and 2014

(U.S. Dollars in thousands)

	2016	2015	2014
Net income	$61,102	$40,442	$27,392
Other comprehensive income, net of tax	—	—	—

Comprehensive income	$61,102	$40,442	$27,392

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets as

of December 31, 2016 and 2015

(U.S. Dollars in thousands)

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents (Notes 2(f) and 11)	$27,664	$23,573
Trade accounts receivable, less allowance for doubtful accounts of $0 in, 2016 and $0 in 2015 (Notes 2(h) and 12(a))	—	—
Amounts due from related parties (Note 18(d))	150	58
Inventories (Note 2(i))	1,176	849
Other current assets (Notes 2(j) and 12(b))	2,089	1,800

Total current assets	31,079	26,280

Long-term assets:
Vessels and equipment (Notes 2(k), 2(l), 2(m), 13 and 18(f)):
Vessels	1,468,913	1,351,219
Less accumulated depreciation and amortization	(212,024)	(158,292)

Vessels and equipment, net	1,256,889	1,192,927

Derivative assets (Notes 2(p), 10 and 11)	3,154	695
Accrued income	1,153	—

Total assets	$1,292,275	$1,219,902

Liabilities and Partners’ Capital
Current liabilities:
Trade accounts payable (Note 18(e))	$2,221	$1,995
Accrued expenses (Note 15)	3,368	3,888
Current portion of long-term debt (Notes 11 and 16)	58,984	48,535
Current portion derivative liabilities (Notes 2(p), 10 and 11)	3,304	5,138
Income taxes payable (Notes 2(q) and 17)	190	249
Current portion of contract liabilities (Notes 2(n) and 14)	1,518	1,518
Prepaid charter and deferred revenue (Note 2(r))	7,218	3,365
Amount due to related parties (Note 18(d))	834	848

Total current liabilities	77,637	65,536

Long-term liabilities:
Long-term debt (Notes 11 and 16)	657,662	619,187
Derivative liabilities (Notes 2(p), 10 and 11)	285	1,232
Contract liabilities (Notes 2(n) and 14)	8,239	9,757
Deferred tax liabilities (Notes 2(q) and 17)	685	877
Long-term debt from related parties (Notes 11, 16 and 18)	25,000	—
Other long-term liabilities (Note 2(r))	1,056	2,543

Total liabilities	770,564	699,132

Commitments and contingencies (Notes 2(s) and 19)
Equity:
Partners’ capital:
Common unitholders: 27,194,094 units issued and outstanding at December 31, 2016, and 18,626,594 units issued and outstanding at December 31, 2015	511,413	411,317
Subordinated unitholders: nil units issued and outstanding at December 31, 2016, and 8,567,500 units issued and outstanding at December 31, 2015	—	99,158
General partner interest: 558,674 units issued and outstanding at December 31, 2016, and 2015	10,297	10,295

Total partners’ capital	521,712	520,770

Total liabilities and equity	$1,292,275	$1,219,902

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners’ Capital for the

Years Ended December 31, 2016, 2015 and 2014

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated Other Comprehensive Income	Total Partners’ Capital
	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2013	$168,773	$107,857	$5,297	$—	$281,927
Net income	15,349	11,507	536	—	27,392
Cash distribution	(20,226)	(15,684)	(727)	—	(36,637)
Proceeds from public offering (5,240,000 common units including 640,000 common units pursuant to the exercise of the underwriter’s option to purchase additional common units), net of underwriters’ discount of $4,991 (Note 22)	143,983	—	3,040	—	147,023
Offering cost (Note 22)	(335)	—	(5)	—	(340)
Other comprehensive income	—	—	—	—	—
Consolidated balance at December 31, 2014	$307,544	$103,680	$8,141	$—	$419,365
Net income	25,038	14,637	767	—	40,442
Cash distribution	(33,179)	(19,159)	(1,032)	—	(53,370)
Proceeds from public offering (5,000,000 common units), net of underwriters’ discount of $4,300 (Note 22)	114,500	—	2,424	—	116,924
Offering cost (Note 22)	(288)	—	(5)	—	(293)
Repurchase common units	(2,298)	—	—	—	(2,298)
Other comprehensive income	—	—	—	—	—
Consolidated balance at December 31, 2015	$411,317	$99,158	$10,295	$—	$520,770
Net income	54,794	5,052	1,256	—	61,102
Cash distribution	(48,820)	(10,088)	(1,253)	—	(60,161)
Conversion of subordinated units to common units	94,123	(94,123)	—	—	—
Other comprehensive income	—	—	—	—	—
Consolidated balance at December 31, 2016	$511,414	$—	$10,298	$—	$521,712

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows for the Years Ended

December 31, 2016, 2015 and 2014

(U.S. Dollars in thousands)

	Year Ended December 31,
	2016	2015	2014
Cash flows provided by operating activities:
Net income	$61,102	$40,442	$27, 392
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	56,230	48,844	34,322
Amortization of contract intangibles / liabilities	(1,518)	(1,518)	(1,518)
Amortization of deferred revenue	(1,629)	(1,913)	(1,170)
Amortization of deferred debt issuance cost	1,198	1,149	3,021
Goodwill impairment charge	—	6,217	—
Drydocking expenditure	(2,595)	—	—
Income tax expense	(15)	(59)	15
Income taxes paid	(255)	(348)	(731)
Unrealized (gain) loss on derivative instruments	(5,033)	390	3,910
Unrealized (gain) loss on foreign currency transactions	93	22	(136)
Other items	—	—	(16)
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	(33)	1,008	(49)
Decrease (increase) in inventories	(20)	210	58
Decrease (increase) in other current assets	(110)	1,222	(172)
Increase (decrease) in trade accounts payable	45	45	337
Increase (decrease) in accrued expenses	(1,699)	(737)	(2,092)
Increase (decrease) in accrued revenue	(1,153)	—	—
Increase (decrease) prepaid revenue	3,995	(4,306)	793
Increase (decrease) in amounts due to related parties	(159)	(1,508)	(4,625)

Net cash provided by operating activities	108,445	89,160	59,339

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(846)	(1,526)	6
Acquisition of the Raquel Knutsen (net of cash acquired) (Note 21)	(13,106)	—	—
Acquisition of the Hilda Knutsen and Torill Knutsen (net of cash acquired) (Note 21)	—	—	(105,296)
Acquisition of the Dan Cisne (net of cash acquired) (Note 21)	—	—	(16,656)
Acquisition of the Dan Sabia (net of cash acquired) (Note 21)	—	(36,843)	—
Acquisition of the Ingrid Knutsen (net of cash acquired) (Note 21)	—	(8,119)	—

Net cash used in investing activities	(13,952)	(46,488)	(121,946)

Cash flows from financing activities:
Proceeds from issuance of long-term debt (Note 16)	30,000	—	377,813
Proceeds from issuance of long-term debt from related parties (Note 16 and 18)	25,000	—	12,000
Repayment of long-term debt (Note 16)	(60,992)	(78,276)	(420,196)
Repayment of long-term debt from related parties	(24,018)	(32,253)	(10,612)
Accumulated interest from related party	—	—	263
Payments of debt issuance cost	(174)	(9)	(5,004)
Repurchase of common units	—	(2,298)	—
Proceeds from public offerings, net of underwriters’ discount	—	116,924	147,023
Offering cost	—	(293)	(340)
Cash distribution	(60,161)	(53,370)	(36,637)
Change in restricted cash	—	—	458

Net cash provided by (used in) financing activities	(90,345)	(49,575)	64,768

Effect of exchange rate changes on cash	(57)	(270)	(251)
Net increase in cash and cash equivalents	4,091	7,173	1,910
Cash and cash equivalents at the beginning of the year	23,573	30,746	28,836

Cash and cash equivalents at the end of the year	$27,664	$23,573	$30,746

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements

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

In connection with the consummation of the IPO, (1) the Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”); (2) KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT and the general partner of the Partnership (the “General Partner”), continued its 2.0% general partner interest in the Partnership; and (3) the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership, all as further described in Note 3—Formation Transactions and Initial Public Offering.

Pursuant to the Partnership’s Agreement of Limited Partnership (the “Partnership Agreement”), the General Partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO until the time of the Partnership’s first annual meeting of unitholders (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. At the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retained the power to control the Partnership’s board of directors and hence the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT, and, as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control. All acquisitions have been consolidated into the Partnership’s results as of the date of acquisition. Please read Note 2(a)–Summary of Significant Accounting Policies and Note 21–Business Acquisitions.

As of December 31, 2016, the Partnership had a fleet of eleven shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen and the Raquel Knutsen are referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed long-term charter contracts to charterers, with expiration dates between 2017 and 2025. Please see Note 6—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering, raising approximately $54.9 million in net proceeds.

On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A preferred Units at a price of $24.00 per unit. After deducting estimated fees and expenses the net proceeds from the sale were approximately $48.5 million.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, as of March 17, 2017, the Partnership believes that its current resources, including the undrawn revolving credit facility of $30.0 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany balances and transactions are eliminated.

The consolidated financial statements include the financial statements of the entities listed in Note 4—Subsidiaries.

Business combinations

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

(b) Reporting Currency

The consolidated financial statements are prepared in the reporting currency of U.S. Dollars. The functional currency of the vessel-owning Partnership subsidiaries is the U.S. Dollar, because the subsidiaries operate in the international shipping market, in which all revenues are U.S. Dollar-denominated and the majority of expenditures are made in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include depreciation and impairment of vessels, purchase price allocation, goodwill impairment (for year ended December 31, 2015) and income taxes.

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

(h) Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month’s charter the first day of each month. See Note 2(r)—Prepaid Charter and Deferred Revenue. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership establishes provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Partnership considers the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written-off. There were no allowances for doubtful accounts or amounts written off against the allowance for doubtful accounts as of December 31, 2016 and 2015. The Partnership does not have any off-balance-sheet credit exposure related to its customers.

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

Other intangible assets represent contractual rights for charters obtained in connection with a step acquisition that had favorable contractual terms relative to market as of the acquisition date. Contractual rights for charters obtained in connection with a step acquisition that had unfavorable contractual terms are classified as contract liabilities in the consolidated balance sheets. The favorable and unfavorable contract rights are amortized to revenues over the period of the contract.

(o) Debt Issuance Costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented net of debt. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently measured to fair value. The Partnership does not apply hedge accounting to its derivative instruments. Changes in the fair value of the derivative instruments are recognized in earnings. Gains and losses from the interest rate swap contracts of the Partnership related to long-term mortgage debt and foreign exchange forward contracts are recorded in realized and unrealized gain (loss) on derivative instruments in the consolidated statements of operations. Cash flows related to interest rate swap contracts are presented as cash flows provided by operating activities. Cash flows related to foreign exchange forward contracts entered into to economically hedge operating expenses in currencies other than U.S. Dollars are presented as cash flows provided by operating activities in the consolidated statements of cash flows, while cash flows related to foreign exchange forward contracts entered into to hedge contractual obligations to pay the shipyard in currencies other than functional currency of U.S. Dollars are presented as cash flows used in investing activities in the consolidated statements of cash flows.

(q) Income Taxes

Historically, part of the Partnership’s activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject to the Norwegian Tonnage Tax regime (the “tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel, and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated statements of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated statements of operations. The amounts of tonnage tax included in operating expenses for the years ended December 31, 2016, 2015 and 2014 were $161,655, $132,000 and $126,000, respectively.

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

(u) Recently Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost . Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet is required to be adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. The Partnership implemented the guidance as of December 31, 2016 and has adjusted the balance sheet as of December 31, 2015 on a retrospective basis. The deduction from the carrying amount of long-term debt for deferred debt issuance cost was $4.0 million as of December 31, 2015, which reduced current assets by $1.2 million and long-term assets by $2.8 million.

In August 2014, the FASB issued new guidance for Presentation of Financial Statements – Going Concern. The amendments provide guidance for management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related footnote disclosures. No disclosure is required if there is no substantial doubt regarding an entity’s ability to continue as a going concern. The Partnership implemented this guidance which did not impact the Partnership’s consolidated financial statements.

In February 2015, the FASB issued revised guidance for consolidation, Amendments to the Consolidation Analysis. This guidance modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities and affects the consolidation analysis of reporting entities that are involved with variable interest entities. All legal entities are subject to re-evaluation under the revised consolidation model. The Partnership’s adoption of this guidance did not impact the Partnership’s consolidated financial statements.

There are no other recent accounting pronouncements whose adoption had a material impact on the consolidated financial statements in the current year.

(v) New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued revised guidance for leasing. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and may apply it, at the company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Partnership has begun an initial assessment of the impact of this standard update on its consolidated financial statements and related disclosures and expects to adopt the standard from January 1, 2018. Based on the analysis to date, the Partnership does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Partnership is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Partnership is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued revised guidance for Business Combinations: Clarifying the Definition of a Business. The amendments clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of businesses. The amendments provide a screen to determine when an acquisition is not a business. The screen may apply when substantially all of the fair value related to a single, or group of similar, identifiable asset(s). If the screen is not met, it (1) requires that to be considered a business, an acquisition must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) removes the evaluation of whether a market participant could replace the missing elements. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership is currently assessing the impact the adoption of this standard will have on future acquisitions.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with KNOT’s transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT Offshore Partners UK LLC (“KNOT UK”) its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This was accounted for as a capital contribution by KNOT to the Partnership.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the IDRs, which entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter.

(iii)	The Partnership issued 349,694 general partner units to the General Partner representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs were expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) were used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The reminder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

•	An Administrative Services Agreement with KNOT UK, pursuant to which:

•	KNOT UK agreed to provide to the Partnership administrative services; and

•	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);

•	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;

•	A Contribution and Sale Agreement with KNOT pursuant to which the Partnership acquired the entities that comprised its initial fleet;

•	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and

•	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:

•	To what extent the Partnership and KNOT may compete with each other;

•	The Partnership’s option to purchase the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT;

•	Certain rights of first offer on shuttle tankers operating under charters of five or more years;

•	The provision of certain indemnities to the Partnership by KNOT; and

•	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2016.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding company
KNOT Shuttle Tankers AS	Norway	Holding company
KNOT Shuttle Tankers 12 AS	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers XII KS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers XII AS	Norway	General partner of Knutsen Shuttle Tanker XII KS
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 20 AS	Norway	Owner of the Dan Cisne
KNOT Shuttle Tankers 21 AS	Norway	Owner of the Dan Sabia
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen
Knutsen Shuttle Tankers 19 AS	Norway	Owner of the Raquel Knutsen

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

As of December 31, 2016, all of the Partnership’s Vessel crews, which are employed through Knutsen OAS Shipping AS, were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its customers during the years ended December 31, 2016, 2015 and 2014.

The following table presents revenues and percentage of revenues for customers that accounted for more than 10% of the Partnership’s revenues during the years ended December 31, 2016, 2015 and 2014. All of these customers are subsidiaries of major international oil companies, except KNOT, which was chartering the Windsor Knutsen from July 2014 until the vessel was redelivered to Shell in October 2015.

	Year Ended December 31,
(U.S. Dollars in thousands)	2016		2015		2014
Eni Trading and Shipping S.p.A.	$47,001	27%	$46,806	30%	$23,512	21%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,236	26%	40,618	26%	25,666	23%
Statoil ASA	21,760	13%	23,203	15%	22,263	20%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	20,904	12%	19,789	13%	20,338	18%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	$20,496	12%	4,466	3%	12,124	11%
Standard Marine Tønsberg, a subsidiary of ExxonMobil	$17,482	10%	3,637	2%	12,124	—%
KNOT	—	—	$16,231	11%	$8,880	8%

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

6) Operating Leases

The time charters and bareboat charters of the Vessels with third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters and bareboat charters as of December 31, 2016, were as follows:

(U.S. Dollars in thousands)
2017	$184,944
2018	158,747
2019	104,597
2020	98,589
2021	98,847
2022 and thereafter	190,676

Total	$836,400

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

The Partnership’s fleet as of December 31, 2016 consisted of:

•	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);

•	the Recife Knutsen , a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Fronape International Company;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2019 with Statoil ASA (“Statoil”), with options to extend until May 2024;

•	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The vessel operated under a time charter with Brazil Shipping I Limited, a subsidiary of Shell, until July 2014. From July 2014 until October 2015, the vessel was employed under a time charter with KNOT. Beginning in October 2015, the vessel commenced operations under a two year time charter with Brazil Shipping I Limited, a subsidiary of Shell, with options to extend until 2023;

•	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, S.A, a subsidiary of Repsol Sinopec Brasil, B.V. (“Repsol”), with options to extend until January 2026;

•	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2018 with Eni Trading and Shipping S.p.A. (“ENI”), with options to extend until August 2023;

•	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2018 with ENI, with options to extend until November 2023;

•	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Fronape International Company;

•	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Fronape International Company; and

•	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Standard Marine Tønsberg, a subsidiary of ExxonMobil, with options to extend until February 2029.

•	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol Sinopec Brasil, S.A, with options to extend until June 2030.

7) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. At December 31, 2016, the Partnership’s fleet operated under seven time charters and four bareboat charters. At December 31, 2015, the Partnership’s fleet operated under six time charters and four bareboat charters, and during 2014 the Partnership’s fleet operated under five time charters and three bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10 % of the Partnership’s consolidated revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Goodwill Impairment Charge

During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment were present due to a significant reduction in the price of the Partnership’s common units during the quarter. Consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet, concluding that there was no impairment to the vessels’ values. However, the Partnership determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized for the year ended December 31, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions. This non-cash impairment charge, which does not affect the Partnership’s operations, cash flows, liquidity, or any of its loan covenants, reduced the Partnership’s remaining goodwill balance to zero as of June 30, 2015 and December 31, 2015 and 2016.

9) Other Finance Expenses

(a) Interest Expense

A reconciliation of total interest cost to interest expense as reported in the consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 is as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	2014
Interest cost capitalized	$—	$—	$—
Interest expense	20,867	17,451	15,271

Total interest cost	$20,867	$17,451	$15,271

(b) Other Finance Expense

The following table presents the other finance expense for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	2014
Bank fees, charges and external guarantee costs	$1,311	$504	$1,221
Related party financing service fee (Note 18)	—	—	50

Total other finance expense	$1,311	$504	$1,271

10) Derivative Instruments

Interest Rate Risk Management

The consolidated financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than the U.S. Dollar and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

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

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of December 31, 2016 and 2015, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $446.7 million and $410.0 million, respectively. As of December 31, 2016 and 2015 the carrying amount of the interest rate swaps contracts were net assets of $0.8 million and net liabilities of $3.6 million, respectively. See Note 11—Fair Value Measurements.

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

As of December 31, 2016 and 2015, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 290.1 million and NOK 289.8 million, respectively. As of December 31, 2016 and 2015, the carrying amount of the Partnership’s foreign exchange forward contracts was a liability of $1.3 million and $2.1 million, respectively. See Note 11—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31
(U.S. Dollars in thousands)	2016	2015	2014
Realized gain (loss)
Interest rate swap contracts	$(3,886)	$(4,957)	$(2,997)
Foreign exchange forward contracts	66	(4,348)	500
Unrealized gain (loss)
Interest rate swap contracts	4,254	(1,088)	(919)
Foreign exchange forward contracts	779	698	(2,991)

Total	$1,213	$(9,695)	$(6,407)

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of December 31, 2016 and 2015. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2016		December 31, 2015
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$27,664	$27,664	$23,573	$23,573
Non-current derivative assets:
Interest rate swap contracts	3,154	3,154	695	695

	December 31, 2016		December 31, 2015
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,039	2,039	3,799	3,799
Foreign exchange forward contract	1,265	1,265	1,339	1,339
Non-current derivative liabilities:
Interest rate swap contracts	285	285	527	527
Foreign exchange forward contract	—	—	705	705
Long-term debt, current and non-current	745,649	745,434	671,690	671,690

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $4.0 million as of December 31, 2016 and 2015. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2016 and 2015 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2016 and 2015 there is no restricted cash.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 3.5 years and 4.2 years, as of December 31, 2016 and 2015, respectively), (2) the notional amount of the swap contract (ranging from $12,663 to $50,000), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.25% to 2.49% for the contracts as of December 31, 2016 and rates raging from 1.25% to 2.42% for the contracts as of December 31, 2015).

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2016 and 2015:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2016	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$27,664	$27,664	$—	$—
Non-current derivative assets:
Interest rate swap contracts	3,154	—	3,154	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,039	—	2,039	—
Foreign exchange forward contracts	1,265	—	1,265	—
Non-current derivative liabilities:
Interest rate swap contracts	285		285
Foreign exchange forward contract	—		—
Long-term debt, current and non-current	745,649	—	743,898	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2015	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$23,573	$23,573	$—	$—
Non-current derivative assets:
Interest rate swap contracts	695	—	695	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3,799	—	3,799	—
Foreign exchange forward contracts	1,339	—	1,339	—
Non-current derivative liabilities:
Interest rate swap contracts	527		527
Foreign exchange forward contract	705		705
Long-term debt, current and non-current	671,690	—	671,690	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of December 31, 2016 and 2015.

12) Trade Accounts Receivables and Other Current Assets

(a) Trade Accounts Receivables

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2016 and 2015, there was no provision for doubtful accounts.

(b) Other Current Assets

Other current assets consist of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015
Refund of value added tax	653	596
Prepaid expenses	1,109	707
Other receivable	327	497

Total other current assets	$2,089	$1,800

13) Vessels and Equipment

(U.S. Dollars in thousands)	Vessel & equipment	Accumulated depreciation	Net vessels
Balance December 31, 2014	$1,131,321	$(109,464)	$1,021,857
Additions	218,540	—	218,540
Drydock costs	1,625	—	1,625
Disposals	(267)	16	(251)
Depreciation	—	(48,844)	(48,844)

Balance December 31, 2015	$1,351,219	$(158,292)	$1,192,927

Additions	115,934	—	115,934
Drydock costs	4,258	—	4,258
Disposal	(2,498)	2,498	—
Depreciation	—	(56,230)	(56,230)

Balance December 31, 2016	$1,468,913	$(212,024)	$1,256,889

As of December 31, 2016 and 2015, Vessels with a book value of $1,257 million and $1,193 million, respectively, are pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 16—Long-Term Debt.

Drydocking activity for the years ended December 31, 2016 and 2015 is summarized as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015
Balance at the beginning of the year	$5,267	$5,874
Costs incurred for drydocking	2,595	362
Costs allocated to drydocking as part of acquisition of business	1,663	1,263
Drydock depreciation	(2,563)	(2,232)

Balance at the end of the year	$6,962	$5,267

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

(U.S. Dollars in thousands)	Balance as of December 31, 2014	Amortization for the year ended December 31, 2015	Balance as of December 31, 2015	Amortization for the year ended December 31, 2016	Balance as of December 31, 2016
Contract liabilities:
Unfavorable contract rights	$(12,793)	$1,518	$(11,275)	$1,518	$(9,757)

Total amortization income		$1,518		$1,518

Accumulated amortization for contract liabilities was $8,458 and $6,940 as of December 31, 2016 and 2015, respectively.

The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)	2017	2018	2019	2020	2021 and thereafter
Contract liabilities:
Unfavorable contract rights	$(1,518)	$(1,518)	$(1,518)	$(1,518)	$(3,685)

15) Accrued Expenses

The following table presents accrued expenses as of December 31, 2016 and 2015:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015
Operating expenses	$116	$1,364
Interest expenses	2,587	2,130
Other expenses	665	394

Total accrued expenses	$3,368	$3,888

16) Long-Term Debt

In June 2014, the Partnership entered into two new senior secured credit facilities in order to refinance its existing long term bank debt. The new senior secured credit facilities consist of a $20 million revolving credit facility and two term loans of $220 million and $140 million. The $220 million term loan and the $20 million revolving facility were drawn in June 2014 to repay existing debt under a $120 million loan facility, a $85 million loan facility and a $93 million loan facility secured by the Bodil Knutsen, the Windsor Knutsen and the Carmen Knutsen, respectively, and a seller’s credit from KNOT. The new $140 million term loan was drawn in November 2014 and replaced the $160 million loan facility secured by the Fortaleza Knutsen and the Recife Knutsen. The repayments of the loan facilities in 2014 have been assessed for debt extinguishment or debt modifications in accordance with Accounting Standards Codification (ASC) 470, Debt . These repayments were accounted for as debt extinguishment and $1.8 million has been written off from deferred financing fees and expenses under interest expense for the year ended December 31, 2014.

Long-term debt as of December 31, 2016 and 2015, consisted of the following:

(U.S. Dollars in thousands)	Vessel	December 31, 2016	December 31, 2015
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$180,714	$196,429
$35 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	25,000	—
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	118,125	126,875
$117 million loan facility	Hilda Knutsen	76,871	81,797
$117 million loan facility	Torill Knutsen	78,105	83,033
$172.5 million loan facility	Dan Cisne, Dan Sabia	100,539	109,339
$77.5 million loan facility	Ingrid Knutsen	67,652	74,217
$74.5 million loan facility	Raquel Knutsen	73,643	—
$25 million Seller’s Credit and Seller’s Loan	Raquel Knutsen	25,000	—

Total long-term debt		745,649	671,690

Less: current installments		60,314	49,684
Less: unamortized deferred loan issuance costs		1,330	1,149

Current portion of long-term debt		58,984	48,535

Amounts due after one year		685,335	622,006
Less: unamortized deferred loan issuance costs		2,673	2,819
Less: $25 million Seller’s Credit and Seller’s Loan		25,000	—

Long-term debt less current installments, Seller’s Credit and Seller’s Loan and unamortized deferred loan issuance costs		$657,662	$619,187

The Partnership’s outstanding debt of $745.7 million as of December 31, 2016 is repayable as follows:

Year Ending December 31,	U.S. Dollars in thousands
2017	$60,314
2018	208,651
2019	291,490
2020	22,879
2021	48,479
2022- thereafter	113,836

Total	$745,649

As of December 31, 2016, the interest rates on the Partnership’s loan agreements (other than tranche two of the $77.5 million loan facility) were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 2.0% to 4.5%. On the export credit loan of $55.1 million which is tranche two of the $77.5 million loan facility secured by the Ingrid Knutsen, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense. See Note 2(e)—Financial Income (Expense).

$220 Million Term Loan Facility and $35 Million Revolving Credit Facility

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

The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. As of December 31, 2016, the Revolving Credit Facility was fully drawn. The Term Loan Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

On June 30, 2016, the Partnership’s subsidiaries, KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the “Amended Senior Secured Loan Facility”), which amended the Senior Secured Loan Facility. The Amended Senior Secured Loan Facility includes a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility matures in June 2019, bears interest at LIBOR plus a fixed margin of 2.5% and has a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche. As of December 31, 2016, the new revolving credit facility was drawn by $5.0 million, leaving $10.0 million as undrawn. The other material terms of the Senior Secured Loan Facility remain unaltered.

The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Amended Senior Secured Loan Facility. The Amended Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

The Amended Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen , Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Amended Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital for the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Amended Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrowers and the guarantors were in compliance with all covenants under this facility.

$117 Million Hilda Loan Facility

In July 2011, Knutsen Shuttle Tankers 14 AS, the subsidiary owning the Hilda Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Hilda Facility”). The Hilda Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Hilda Knutsen. The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

$117 Million Torill Loan Facility

In November 2011, Knutsen Shuttle Tankers 15 AS, the subsidiary owning the Torill Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Torill Facility”). The Torill Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The facilities contain the following financial covenants:

•	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrowers and the guarantor were in compliance with all covenants under this facility.

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

The Ingrid Facility contains the following financial covenants:

•	Market value of the Ingrid Knutsen shall not be less than 125% of the outstanding balance under the Ingrid Facility;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Ingrid Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

$74.5 Million Secured Loan Facility

In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Raquel Facility”). As of the time of the acquisition of the Raquel Knutsen, the aggregate amount outstanding under the facility was $74.5 million The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen. The Raquel Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Raquel Facility contains the following financial covenants:

•	Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $18 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Seller’s Credit and Seller’s Loan

As part of financing for the purchase of the Raquel Knutsen, in December 2016, KNOT provided a $13.0 million seller’s credit (the “Seller’s Credit”) and a $12.0 million seller’s loan (the “Seller’s Loan”), each of which was guaranteed by the Partnership, had a maturity date of December 2021 and bore interest at LIBOR plus a fixed margin of 4.5%. Accrued interest on the Seller’s Credit and the Seller’s Loan accumulated and was capitalized. On January 13, 2017, the Seller’s Credit and the Seller’s Loan were repaid in full.

17) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable to Norway for the years ended December 31, 2016, 2015 and 2014 as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	2014
Income before income taxes	$61,087	$40,383	$27,407

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	2014
Current tax benefit (expense)	$(14)	$(11)	$(15)
Deferred tax benefit (expense)	29	70	—

Income tax benefit (expense)	$15	$59	$(15)

(b) Taxation

Income taxes attributable to income from continuing operations was an income tax benefit (expense) of $15, $59 and $(15) for the years ended December 31, 2016, 2015 and 2014, respectively, and differed from the amounts computed by applying the Norwegian ordinary income tax rate of 25% in 2016 and 27% in 2015 and 2014 to pretax net income as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands, except for tax rate)	2016	2015	2014
Income tax benefit (expense) at Norwegian tonnage tax regime	$29	$70	$—
Income tax benefit (expense) within UK	(14)	(11)	(15)

Income tax benefit (expense)	$15	$59	$(15)

Effective tax rate	0%	0%	0%

(c) Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2016 and 2015 are presented below.

	As of December 31,
(U.S. Dollars in thousands)	2016	2015
Deferred tax assets:
Interest rate swaps	$14	$6
Financial loss carry forwards for tonnage tax	12,352	10,314

Total deferred tax asset	12,366	10,320
Less valuation allowance	(12,366)	(10,320)

Net deferred tax asset	—	—

Deferred tax liabilities:
Entrance tax	685	877

Total deferred tax liabilities	685	877

Net deferred tax liabilities	$685	$877

The net deferred tax liability is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2016	2015
Current deferred tax asset	$—	$—
Non-current deferred tax liabilities	685	877

Net deferred tax liabilities	$685	$877

Changes in the net deferred tax liabilities at December 31, 2016 and 2015 are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015
Net deferred tax liabilities at January 1	$877	$1,402
Change in temporary differences	(207)	(307)
Translation differences	15	(218)

Net deferred tax liabilities at December 31	$685	$877

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $12.4 million and $10.3 million respectively, as of December 31, 2016 and 2015. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of December 31, 2016, the Partnership determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero. There is no expiration date for losses carried forward.

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen . The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate was reduced from 27% in 2015 to 25% in 2016 and will be 24% effective as of January 1, 2017. The entrance tax had declined to approximately $2.7 million at December 31, 2013 due to translation effects and tax rate changes and at December 31, 2014 the entrance tax had declined to approximately $1.8 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2015 the entrance tax had declined to approximately $1.1 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2016 the entrance tax had declined to approximately $0.9 million due to paid entrance tax, change in tax rate and translation effects. The taxes payable, mainly related to the entrance tax, are calculated based on a tax rate of 25 % for 2016 and 27% for 2015, and the deferred tax liabilities, also mainly related to the entrance tax, are calculated based on a tax rate of 24% and 25% effective as from January 1, 2017 and January 1, 2016, respectively. Income tax expense within the UK of $13,630 and $11,000 for 2016 and 2015, respectively, was calculated by multiplying the tax basis with the UK tax rate of 20%.

In 2014, the total income taxes payable were estimated to be $0.4 million and consisted of payable entrance tax and ordinary UK corporation tax. As of December 31, 2015, the total income taxes payable are estimated to be $0.2 million and consist of payable entrance tax and ordinary UK corporation tax. As of December 31, 2016, the total income taxes payable are estimated to be $0.2 million and consist of payable entrance tax and ordinary UK corporation tax.

Approximately $0.3 million of the estimated entrance tax of $1.8 million as of December 31, 2014 was paid during 2015. Approximately $0.2 million of the estimated entrance tax of $1.1 million is estimated to be payable in the first and second quarter of 2016 and is presented as income taxes payable, while $0.9 million is presented as non-current deferred taxes payable. Approximately $0.2 million of the estimated entrance tax of $0.9 million is estimated to be payable in the first and second quarter of 2017 and is presented as income taxes payable, while $0.7 million is presented as non-current deferred taxes payable.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2014. The Partnership had no unrecognized tax benefits as December 31, 2016 and 2015. During the years ended December 31, 2016 and 2015, the Partnership did not incur any interest or penalties on its tax return.

18) Related Party Transactions

(a) Related Parties

Prior to the IPO, the Partnership’s predecessor operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by Nippon Yusen Kaisha (“NYK”).

The Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Hilda Knutsen, Torill Knutsen, Ingrid Knutsen and Raquel Knutsen, all of which operate under time charters, are subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne and the Dan Sabia operate under bareboat charters and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark AS (“KNOT Management Denmark”), a 100% owned subsidiary of KNOT, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

The Partnership is a party to an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides administrative services, and KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to KOAS UK and KOAS. On May 7, 2015, the Partnership entered into an amendment to the administrative services agreement, which allows KNOT UK to also subcontract administrative services to KNOT Management.

The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	2014
Statements of operations:
Time charter and bareboat revenues:
Charter revenues from KNOT (1)	$—	$16,231	$8,881
Other income:
Guarantee income from KNOT(2)	770	122	—
Operating expenses:
Technical and operational management fee from KNOT Management to Vessels (3)	2,971	2,420	1,764
General and administrative expenses:
Administration fee from KNOT Management (4)	1,279	1,134	667
Administration fee from KOAS (4)	382	461	425
Administration fee from KOAS UK (4)	145	151	151
Administration and management fee from KNOT (5)	203	170	99
Finance income (expense):
Financing service fee from KNOT to Vessels (6)	—	—	(50)
Interest expense charged from KNOT (7) (8)	(128)	(268)	(277)

Total income (expenses)	$(4,338)	$11,749	$5,448

(U.S. Dollars in thousands)	At December 31, 2016	At December 31, 2015	At December 31, 2014
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (9)	$38	$—	$—
Drydocking supervision fee from KOAS (9)	16	—	—

Total	$54	$—	$—

(1)	Charter revenue from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. Shell, the charterer of the Windsor Knutsen, did not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term, and on July 29, 2014 KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous Shell time charter. This charter was effective until the Windsor Knutsen commenced in October 2015 on new Shell time charter. See Note 18(b)—Related Party Transactions—Guarantees and Indemnifications.
(2)	Guarantee income from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charter of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commended on a new Shell time charter with a hire rate below the hire rate in the initial charter. The difference between the new hire rate and the initial rate is paid by KNOT. See Note 18(b)—Related Party Transactions—Guarantees and Indemnifications.
(3)	Technical and operational management fee from KNOT to Vessels: KNOT Management provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(4)	Administration fee from KNOT Management, KOAS and KOAS UK: Administration costs include the compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.
(5)	Administration fee and management fee from KNOT: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(6)	Financing service fee from KNOT to Vessels: KNOT invoiced each vessel for a fixed percentage of the principal of any new loan facilities for vessel financing as compensation for the time and costs of loan negotiations with external banks.

(7)	Interest expense charged from, interest income charged to KNOT/TSSI: KNOT/TSSI invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Since payables to (receivables from) owners and affiliates are not tracked by vessel, balances based upon payments by owners to the shipyard have been allocated to the Bodil Knutsen and the Windsor Knutsen (see Note 2(a)—Summary of Significant Accounting Policies—Basis of Preparation for a description of the allocation principles applied). Interest expense has been allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
(8)	Interest expense to KNOT on Sellers’ Credit and Seller’s Loan: As part of the financing of the purchase of the Dan Cisne on December 15, 2014 and the purchase of the Raquel Knutsen on December 1, 2016, KNOT provided a seller’s credit and/or a seller’s loan to KNOT Shuttle Tankers AS in form of loans. Each such loan bore interest at a rate equal to LIBOR plus a fixed margin of 4.5% (see Note 16—Long-term Debt).
(9)	Drydocking supervision fee from KNOT and KOAS: KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.

(b) Guarantees and Indemnifications

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the existing charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO.

In April 2014, the Partnership was notified that Shell would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014, KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous Shell time charter. This charter was effective until the new Shell time charter commenced in October, 2015. The new Shell charter has a hire rate that is lower than the hire rate in the initial charter. The difference between the new hire rate and the initial rate is paid by KNOT.

Under the Omnibus Agreement, KNOT has agreed to indemnify the Partnership until April 15, 2018 (or for a period of at least three years after the purchase of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable), against certain environmental and toxic tort liabilities with respect to certain assets that KNOT contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

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

See the footnotes to Note 18(a)—Related Party Transactions—Related Parties for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated statements of operations.

Directors each receive a director fee of $40,000 per year. Members of the audit and conflicts committees each receive a committee fee of $12,000 and the Chairman of such committees receive a fee of $3,000 per year.

(d) Amounts Due from and Due to Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2016	At December 31, 2015
Balance Sheets:
Trading balances due from KOAS	$108	$10
Trading balances due from KNOT and affiliates	42	48

Amount due from related parties	$150	$58

Trading balances due to KOAS	$543	$448
Trading balances due to KNOT and affiliates	291	400

Amount due to related parties	$834	$848

Amounts due from and due to related parties are unsecured and intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(e) Trade accounts payables

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2016	At December 31, 2015
Balance Sheets:
Trading balances due to KOAS	$727	$651
Trading balances due to KNOT and affiliates	394	360

Trade accounts payables to related parties	$1,121	$1,011

(f) Acquisitions from KNOT

On June 30, 2014, the Partnership acquired KNOT’s 100% interests in Knutsen Shuttle Tankers 14 AS, the company that owns and operates the Hilda Knutsen, and Knutsen Shuttle Tankers 15 AS, the company that owns and operates the Torill Knutsen. These acquisitions were accounted for as acquisitions of businesses.

On December 15, 2014, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne. As part of the financing for the purchase of the Dan Cisne, KNOT provided the $12.0 million Dan Cisne Seller’s Credit. The Dan Cisne Seller’s Credit, including accrued interest, was paid in full in June 2015. This acquisition was accounted for as an acquisition of a business.

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

On December 1, 2016, the Partnership acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 19 AS, the company that owns and operates the Raquel Knutsen. As part of the financing for the purchase of the Raquel Knutsen, KNOT provided the $25.0 million Seller’s Credit and Seller’s Loan. The Seller’s Credit and the Seller’s Loan, including accrued interest were repaid in full in January 2017. This acquisition was accounted for as an acquisition of a business.

The board of directors of the Partnership and the Conflicts Committee of the board approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note—21 Business Acquisitions.

19) Commitments and Contingencies

Assets Pledged

As of December 31, 2016 and 2015, Vessels with a book value of $1,257 million and $1,193 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments and Note 16—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claim was recorded for the year ended December 31, 2016, 2015 and 2014.

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.15 million per Vessel, and loss of hire.

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

20) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except unit and per unit amounts)	2016	2015	2014
Net income attributable to the members of KNOT Offshore Partners LP	$61,102	$40,442	$27,392
Less: Distributions (2)	61,528	56,921	40,481
Over distributed earnings	(426)	(16,479)	(13,089)
Over distributed earnings attributable to:
Common unitholders (3)	(417)	(11,060)	(7,916)
Subordinated unitholders (3)	—	(5,087)	(4,912)
General Partner	(9)	(332)	(261)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	23,917	16,705	11,209
Subordinated unitholders	3,277	8,568	8,568
General Partner	559	516	404
Earnings per unit (basic and diluted):
Common unitholders (4)	$2.291	$1.499	$1.369
Subordinated unitholders(4)	$1.542	$1.708	$1.343
General Partner	$2.248	$1.487	$1.329
Cash distributions declared and paid in the period per unit(5)	$2.080	$2.030	$1.795
Subsequent event: Cash distributions declared and paid per unit relating to the period(6)	$0.520	$0.520	$0.490

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership Agreement.
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the years ended December 31, 2016, 2015 and 2014 of $2.4 million, $2.1 million and $0.6 million, respectively.
(3)	On May 18, 2016, all subordinated units converted into common units on a one-for-one basis.
(4)	This includes the net income attributable to the IDR holder. The IDRs generally may not be transferred by KNOT until March 31, 2018. The net income attributable to IDRs for the year ended December 31, 2016, 2015 and 2014 was $2.4 million, $2.1 million and $0.6 million, respectively.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to December 31, 2016.

As of December 31, 2016, 66.8% of the Partnership’s total number of units outstanding representing limited partner interests were held by the public (in the form of 18,536,226 common units, representing 68.2% of the Partnership’s common units) and 30.9% of such units were held by KNOT (in the form of 8,567,500 common units, representing 31.5% of the Partnership’s common units). In addition, KNOT, through its ownership of the General Partner, held a 2.01% general partner interest (in the form of 558,674 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units).

Earnings per unit was determined by dividing net income, after deducting the distribution paid or to be made in relation to the period by the weighted-average number of units outstanding during the applicable period.

The General Partner’s, common unitholders’ and subordinated unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Under the Partnership Agreement, during the subordination period, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution (the “MQD”) of $0.375 per unit per quarter, plus arrearages in the payment of the MQD on the common units from prior quarters, before any distributions of available cash from operating surplus were made on the subordinated units.

Distributions of available cash from operating surplus were made in the following manner for each quarter during the subordination period:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit received the MQD for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit received an amount equal to any arrearages in payment of the MQD on the common units for prior quarters during the subordination period; and

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the General Partner until each subordinated unit received the MQD for that quarter.

If for any quarter during the subordination period:

•	the Partnership distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the MQD; and

•	the Partnership distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the MQD,

then, the Partnership was required to distribute any additional available cash from operating surplus for that quarter among the unitholders, the holders of the IDRs and the General Partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unitholder received a total of $0.43125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 2.0% to the General Partner and 13.0% to the holders of the IDRs, pro rata, until each unitholder received a total of $0.46875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 2.0% to the General Partner and 23.0% to the holders of the IDRs, pro rata, until each unitholder received a total of $0.5625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the IDRs, pro rata.

Distributions of available cash from operating surplus for any quarter after the subordination period ended were required to be made in the following manner:

•	first, 98% to all unitholders, pro rata, and 2.0% to the General Partner, until each outstanding unit has received an amount equal to the MQD for that quarter;

•	second, 98% to all unitholders, pro rata, and 2.0% to the General Partner, until each outstanding unit received a total of the first target distribution for that quarter;

•	third, 85% to all unitholders, pro rata, 2.0% to the General Partner, and 13% to the IDR holders, pro rata, until each outstanding unit received a total of the second target distribution for that quarter;

•	fourth, 75% to all unitholders, pro rata, 2.0% to the General Partner, and 23.0% to the IDR holders, pro rata, until each outstanding unit received a total of the third target distribution for that quarter; and

•	thereafter, 50% to all unitholders, pro rata, 2.0% to the General Partner, and 48% to the IDR holders, pro rata.

The percentage interests set forth above assumed that the General Partner owns a 2.0% general partner interest. See Note 24 – Subsequent events

21) Business Acquisitions

During the years ended December 31, 2014 through 2016, the Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen and the Raquel Knutsen.

The board of directors of the Partnership and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions. The fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.1 million, $0.1 million and $0.1 million as of December 31, 2016, 2015 and 2014, respectively, were expensed as incurred under general and administrative expenses. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The details of each transaction are as follows:

(U.S. Dollars in thousands)	Final Raquel Knutsen December 1, 2016	Final Ingrid Knutsen October 15, 2015	Final Dan Sabia June 15, 2015	Final Dan Cisne December 15, 2014	Final Hilda Knutsen and Torill Knutsen June 30, 2014
Purchase price (1)	$20,252	$12,863	$41,186	$18,230	$114,293
Less: Fair value of net assets acquired:
Vessel and equipment (2)	116,751	115,000	103,389	103,400	335,000
Cash	7,146	4,744	4,343	1,574	8,997
Inventories	307	144	—	—	395
Other current assets	183	188	25	—	1,939
Amounts due from related parties	59	1	935	—	4
Long-term debt	(79,950)	(84,275)	(64,470)	(82,164)	(221,812)
Long-term debt from related parties	(24,019)	(20,253)	—	—	—
Deferred debt issuance	1,059	—	—	—	—
Other long-term liabilities	—	—	—	—	(4,774)
Derivatives liabilities	207	—	(802)	(968)	(348)
Trade accounts payable	(167)	(94)	(4)	(35)	(390)
Accrued expenses	(1,179)	(1,555)	(335)	(825)	(1,360)
Prepaid charter and deferred revenue	—	(762)	(442)	—	(1,487)
Amount due to related parties	(145)	(275)	(1,453)	(2,752)	(2,338)

Subtotal	20,252	12,863	41,186	18,230	113,826

Difference between the purchase price and fair value of net assets acquired	$—	$—	$—	$—	$467
Goodwill (3)	—	—	—	—	467
Difference between the purchase price and allocated values	$—	$—	$—	$—	$—

(1)	The purchase price comprises the following:

(U.S. Dollars in thousands)	Final Raquel Knutsen December 1, 2016	Final Ingrid Knutsen October 15, 2015	Final Dan Sabia December 15, 2014	Final Dan Cisne December 15, 2014	Final Hilda Knutsen and Torill Knutsen June 30, 2014
Cash consideration paid to KNOT (from KNOT)	$(12,019)	$10,472	$38,531	$8,836	$113,306
Purchase price adjustments	7,271	2,391	2,655	(2,606)	987
Seller’s credit	12,981	—	—	12,000	—
Seller’s loan	12,019	—	—	—	—
Purchase price	$20,252	$12,863	$41,186	$18,230	$114,293

(2)	Vessel and equipment includes allocation to dry docking for the following vessels (in thousands): Raquel Knutsen of $1,663, Ingrid Knutsen of $1,263, Hilda Knutsen of $2,042 and Torill Knutsen of $2,166. For the Dan Sabia and the Dan Cisne, $389 and $400 of the purchase price adjustments were allocated to the respective vessels.
(3)	The goodwill recognized in connection with the acquisitions of the Hilda Knutsen and the Torill Knutsen is attributable primarily to the organization, including structure, systems, skills and abilities.

Raquel Knutsen

On December 1, 2016, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 19 AS, the company that owns and operates the Raquel Knutsen. The purchase price was $116.5 million, less $103.5 million of outstanding indebtedness related to the vessels plus other purchase price adjustments of $7.3 million. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

Since the Raquel Knutsen acquisition date, the business has contributed revenues of $1.5 million and net income of $0.2 million to the Partnership for the period from December 1, 2016 to December 31, 2016.

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

Dan Sabia

On June 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. The purchase price was $103.0 million, less assumed bank debt of $64.5 million plus other purchase price adjustments of $2.7 million. The cash portion of the purchase price was financed with the proceeds from the Partnership’s public offering of 5,000,000 common units which closed on June 2, 2015. See Note 22 —Equity Offerings. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

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

Hilda Knutsen & Torill Knutsen

On June 30, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in: (i) Knutsen Shuttle Tankers 14 AS, the company that owns and operates the Hilda Knutsen ; and (ii) Knutsen Shuttle Tankers 15 AS, the company that owns and operates the Torill Knutsen (the “Acquisitions”). The purchase price of the Hilda Knutsen was $166.0 million, net of $109.6 million of outstanding indebtedness related to the vessel. The purchase price of the Torill Knutsen was $169.0 million, net of $112.1 million of outstanding indebtedness related to the vessel. The cash portion of the purchase prices was financed with proceeds from the Partnership’s public offering of 4,600,000 common units which closed on June 27, 2014. See Note 22—Equity Offerings. The purchase prices were subsequently adjusted by a working capital adjustment of $1.0 million. The Partnership accounted for these acquisitions as the acquisitions of businesses. The purchase prices of the acquisitions were allocated to the identifiable assets acquired. The allocation of the purchase prices to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

Since the Hilda Knutsen and the Torill Knutsen acquisition date, the businesses have contributed revenues of $23.5 million and net income of $10.0 million to the Partnership for the period from June 30, 2014 to December 31, 2014.

Pro forma financial information – Raquel Knutsen

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the years ended December 31, 2016 and 2015, giving effect to the Partnership’s acquisition and financing of the Raquel Knutsen as if this acquisition had taken place on January 1, 2015. The Raquel Knutsen was under construction and not operational during the year ended December 31, 2014. As a result, the Partnership has evaluated that had the acquisition of the Raquel Knutsen been consummated as of January 1, 2014, pro forma revenue and net income for the year ended December 31, 2014 attributable to the Raquel Knutsen would be immaterial. The Raquel Knutsen was delivered on March 27, 2015.

(U.S. Dollars in thousands)	Unaudited 2016	Unaudited 2015
Revenue	$190,229	$164,477
Net income	65,101	38,401

Included in the pro forma adjustments are depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2015. In addition, the pro forma adjustments reflect new capital structure and changes in guarantors as if the acquisition had taken place from the date of delivery of the vessel.

Pro forma financial information – Ingrid Knutsen and Dan Sabia

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the years ended December 31, 2015 and 2014, giving effect to the Partnership’s acquisition and financing of the Dan Sabia and the Ingrid Knutsen as if these acquisitions had taken place on January 1, 2014. The Dan Sabia and Ingrid Knutsen were delivered on January 9, 2012 and December 2, 2013, respectively.

(U.S. Dollars in thousands)	Unaudited 2015	Unaudited 2014
Revenue	$173,116	$138,702
Net income	43,810	30,395

Included in the pro forma adjustments are depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisitions had taken place on January 1, 2014. In addition, the pro forma adjustments reflect new capital structure and changes in guarantors as if the acquisitions had taken place from the date of delivery of the vessels.

Pro forma financial information – Hilda Knutsen, Torill Knutsen and Dan Cisne

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2014, giving effect to the Partnership’s acquisition and financing of the Dan Cisne, the Hilda Knutsen and the Torill Knutsen as if these acquisitions had taken place on January 1, 2014. The Dan Cisne, the Hilda Knutsen and the Torill Knutsen were delivered September 14, 2011, August 5, 2013 and November 4, 2013, respectively.

(U.S. Dollars in thousands)	Unaudited 2014
Revenue	$145,524
Net income	$36,621

Included in the pro forma adjustments are depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisitions had taken place on January 1, 2014. In addition, the pro forma adjustments reflect new capital structure and changes in guarantors as if the acquisitions had taken place from date of delivery of the vessels.

22) Equity Offerings

(U.S. Dollars in thousands)	2016	2015	2014
Gross proceeds received (1)	$—	$121,224	$152,014
Less: Underwriters’ discount	—	4,300	4,991
Less: Offering expenses	—	293	340

Net proceeds received	—	116,631	146,683

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

23) Unit Activity

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2016, 2015 and 2014:

(in units)	Common Units	Subordinated Units	General Partner Units
December 31, 2013	8,567,500	8,567,500	349,694
June 2014	4,600,000	—	93,877
July 2014	640,000	—	13,062
December 31, 2014	13,807,500	8,567,500	456,633
June 2015	5,000,000	—	102,041
Repurchase program	(180,906)	—	—
December 31, 2015	18,626,594	8,567,500	558,674
Subordinated units converted to common units	8,567,500	(8,567,500)	—
December 31, 2016	27,194,094	—	558,674

On August 12, 2015, the board of directors of the Partnership authorized a program for the Partnership to repurchase up to 666,667 of its common units. The board of directors of the General Partner concurrently authorized the General Partner to purchase up to 333,333 common units of the Partnership. On August 10, 2016, both boards authorized an extension of the common unit purchase program to August 31, 2017. As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. No additional common units were purchased by the Partnership or the General Partner in 2016. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

All purchases are made pursuant to a single program and are allocated approximately two-thirds to the Partnership and one-third to the General Partner. There is no obligation to purchase any specific number of common units and the program may be modified, suspended, extended or terminated at any time. Common units repurchased by the Partnership under the program have been cancelled.

The subordination period for the 8,567,500 subordinated units ended on May 18, 2016. All of the subordinated units, which were owned by KNOT, converted to common units on a one-for-one basis.

24) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through March 17, 2017, the date at which the audited consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering. The total net proceeds of the offering were approximately $54.9 million. Because the General Partner did not make a capital contribution to the Partnership in connection with the offering in order to maintain its 2.0% general partner interest, such interest was reduced to 1.85%.

On February 15, 2017, the Partnership paid a quarterly cash distribution of $0.52 per unit with respect to the quarter ended December 31, 2016. The aggregate amount of the paid distribution was $16.4 million.

On February 2, 2017 (the “Closing Date”), the Partnership issued and sold in a private placement 2,083,333 Series A Convertible Preferred Units (the “Series A Preferred Units”) at a price of $24.00 per unit (the “Issue Price”). After deducting estimated fees and expenses the net proceeds from the sale were approximately $48.5 million. The Series A Preferred Units represent limited partner interests in the Partnership, are perpetual and will pay cumulative, quarterly distributions in arrears at an annual rate of 8.0% of the Issue Price, on or prior to the date of payment of distributions on the Partnership’s common units. The Series A Preferred Units are a new class of security that rank senior to all of the common units with respect to distribution rights and liquidation preference. The Partnership has an option to sell, at any time prior to June 30, 2017, up to an additional $49 million of Series A Preferred Units.

The Series A Preferred Units are convertible, under certain circumstances, at the then applicable conversion rate, which is subject to adjustment under certain circumstances. The conversion rate will be redetermined on a quarterly basis and will be equal to the Issue Price divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on the Closing Date. The Series A Preferred Units will be generally convertible, at the option of the holders of the Series A Preferred Units, into common units after February 2, 2019 at the then applicable conversion rate. In addition, the Partnership may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price applicable on any such redemption date, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units may require the Partnership to redeem the Series A Preferred Units, in cash, at 100% of the Issue Price. In addition, the holders of Series A Preferred Units may cause the Partnership to redeem the Series A Preferred Units on February 2, 2027, at its option, in (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date). In addition, at any time following February 2, 2019 and subject to certain conditions, the Partnership may convert the Series A Preferred Units into common units at the then applicable conversion rate if the aggregate market value (for 20 trading days out of the 30 day trading period immediately preceding the notice of conversion) of the common units into which the then outstanding Series A Preferred Units are convertible, based on the then applicable conversion rate, is greater than 130% of the aggregate Issue Price of the then outstanding Series A Preferred Units. The Series A Preferred Units will be presented as equity on the Partnership’s balance sheet.

The Partnership has entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which it agreed to use commercially reasonable efforts to file a traditional shelf registration statement registering resales of the common units underlying the Series A Preferred Units and to have such registration statement declared effective by the SEC by February 2, 2019. The holders of the Series A Preferred Units also have certain demand and piggyback rights with respect to the underlying common units.

In connection with the issuance of the Series A Preferred Units, on February 2, 2017, the Partnership amended and restated its partnership agreement and adopted the Second Amended and Restated Agreement of Limited Partnership.

On March 1, 2017 the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired 100% of the shares of Knutsen Shuttle Tankers 24 AS (“KNOT 24”), the company that owns the shuttle tanker Tordis Knutsen, from KNOT for a purchase price of

$147.0 million less $137.7 million of outstanding indebtedness related to the vessel plus approximately $21.1 million for a receivable owed by KNOT to KNOT 24 (the “Receivable”) and approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen. On the closing of the Acquisition, KNOT 24 repaid approximately $42.8 million of this indebtedness, leaving an aggregate of approximately $94.9 million of debt outstanding under the secured credit facility related to the vessel (the “Tordis Facility”). The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The purchase price was settled in cash and will be subject to certain post-closing adjustments for working capital and interest rate swaps. On the closing of the acquisition, KNOT repaid the Receivable.

The Tordis Knutsen was delivered in November 2016 and is operating in Brazil under a five-year time charter with a subsidiary of Royal Dutch Shell plc, which will expire in the first quarter of 2022. The charterer has options to extend the charter for two five-year periods.

The Partnership has accounted for the acquisition of the Tordis Knutsen as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The Partnership is in the process of finalizing the accounting for the acquisition and amounts shown below are provisional. The provisional allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. No goodwill was identified as part of the provisional purchase price allocation. The provisional fair values allocated to each class of identifiable assets of KNOT 24 and the difference between the purchase price and net assets acquired was calculated as follows:

(US $ in thousands)		March 1, 2017
Purchase consideration (1)		$31,243
Less: Fair value of net assets acquired:
Vessel and equipment	147,000
Long-term debt	(137,655)
Receivable	21,103
Capitalized fee financing of the vessel	795
Other (2)

Sub total		31,243

Difference between the purchase price and fair value of net assets acquired		—

(1)	This includes the purchase consideration for KNOT 24 less the assumed bank debt plus certain intercompany balances and capitalized fees related to the financing of the Tordis Knutsen, but excluding the post-closing adjustments for working capital and interest rate swaps.
(2)	This information (working capital adjustment) will be available upon finalization of the Tordis Knutsen purchase price allocation.

On February 22, 2017 the Raquel Knutsen developed a technical default with its controllable pitch propeller. As a result, the Partnership expects the Raquel Knutsen to be off-hire for between 50 and 60 days for repairs. Under its loss of hire insurance policies, the Partnership’s insurer will pay it the hire rate agreed in respect of the Raquel Knutsen for each day in excess of 14 deductible days while the vessel is off-hire, for a maximum of 180 days. The Partnership also expects the repair cost to be covered by insurance, in excess of a deductible of $150,000. The Partnership currently estimates that the aggregate cost to it due to the propeller default (including off-hire and repairs) will be approximately $0.9 million.