Form 20-F
period 2017-12-31
KNOT Offshore Partners LP
filed 2018-04-25
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

32,694,094 common units representing limited partner interests

3,750,000 Series A Convertible Preferred Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act.  ☒

*	The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

KNOT Offshore Partners LP

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2017 (this “Annual Report”) contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	the ability of Knutsen NYK Offshore Tankers AS (“KNOT”) and KNOT Offshore Partners LP (“KNOT Offshore Partners”) to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and make distributions on its Series A Convertible Preferred Units (the “Series A Preferred Units”) and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market; and

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

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

A. Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references herein to “KNOT Offshore Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to KNOT Offshore Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all such entities. References to “KNOT” refer, depending on the context, to Knutsen NYK Offshore Tankers AS and to any one or more of its direct and indirect subsidiaries. References to “KNOT Management” refer to KNOT Management AS, the entity that provides us with crew, technical and commercial management services. References to “KNOT Management Denmark” refer to KNOT Management Denmark AS, a 100% owned subsidiary of KNOT which also provides us with management services. References to “our general partner” refer to KNOT Offshore Partners GP LLC, the general partner of the Partnership. References to “KNOT UK” refer to KNOT Offshore Partners UK LLC, a wholly owned subsidiary of the Partnership. References to “TSSI” refer to TS Shipping Invest AS, and references to “NYK Europe” refer to NYK Logistics Holding (Europe) B.V, each of which holds a 50% interest in KNOT. References to NYK are to Nippon Yusen Kabushiki Kaisha. References to “KOAS UK” refer to Knutsen OAS (UK) Ltd., a wholly owned subsidiary of TSSI. References to “KOAS” refer to Knutsen OAS Shipping AS, a wholly owned subsidiary of TSSI.

The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated financial and operating data, which includes, for periods prior to the closing of our initial public offering (“IPO”) on April 15, 2013, selected consolidated carve-out financial and operating data of the Partnership and its subsidiaries that had interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen.

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

In August 2013, June 2014, December 2014, June 2015, October 2015, December 2016, March 2017, June, 2017, September 2017 and December 2017 we acquired KNOT’s 100% interest in the companies that own and operate the shuttle tankers, the Carmen Knutsen, the Hilda Knutsen and Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen and the Brasil Knutsen respectively, each of which we accounted for as an acquisition of a business. Accordingly, the results of these acquisitions are included in our results from the dates of their respective acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen and the Brasil Knutsen prior to their respective acquisition.

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

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. Dollars in thousands, except per unit amounts and fleet data)
Statement of Operations Data:
Total revenues	$219,203	$173,671	$155,024	$112,841	$73,401
Vessel operating expenses(1)	46,709	30,903	27,543	23,879	14,288
Depreciation	71,583	56,230	48,844	34,322	23,768
General and administrative expenses	5,555	4,371	4,290	4,323	5,361
Goodwill impairment charge	—	—	6,217	—	—
Operating income	95,356	82,167	68,130	50,317	29,984
Interest income	248	24	8	13	30
Interest expense	(30,714)	(20,867)	(17,451)	(15,271)	(10,773)
Other finance expense	(1,406)	(1,311)	(504)	(1,271)	(2,048)
Realized and unrealized gain (loss) on derivative instruments	4,831	1,213	(9,695)	(6,407)	505
Net gain (loss) on foreign currency transactions	(267)	(139)	(105)	26	193
Income (loss) before income taxes	68,048	61,087	40,383	27,407	17,891
Income tax benefit (expense)	16	15	59	(15)	(2,827)
Net income (loss)	$68,064	$61,102	$40,442	$27,392	$15,064
Earnings Per Unit (Basic and Diluted):
Common units (Basic)	$2.050	$2.291	$1.499	$1.369	$1.063
Common units (Diluted)	2.037	2.291	1.499	1.369	1.063
Subordinated units(2)	—	1.542	1.708	1.343	1.065
General partner units	2.046	2.248	1.487	1.329	1.063
Cash distributions declared and paid per unit	2.080	2.080	2.030	1.795	0.752
Balance Sheet Data (at end of period):
Cash and cash equivalents	$46,104	$27,664	$23,573	$30,746	$28,836
Vessels and equipment, net	1,723,023	1,256,889	1,192,927	1,021,857	617,785
Total assets	1,793,168	1,292,275	1,223,870	1,070,748	660,173
Long-term debt (including current portion and seller’s credits)	1,026,615	741,646	667,722	613,221	349,977
Series A Convertible Preferred Units	89,264	—	—	—	—
Partners’ capital	639,950	521,712	520,770	419,365	281,927
Cash Flows Data:
Net cash provided by operating activities	$154,585	$108,445	$89,160	$59,339	$44,160
Net cash used in investing activities	(94,857)	(13,952)	(46,488)	(121,946)	(55,468)
Net cash provided by (used in) financing activities	(41,378)	(90,345)	(49,575)	64,768	38,890
Fleet Data:
Number of shuttle tankers in operation at end of period	15	11	10	8	5
Average age of shuttle tankers in operation at end of period (years)	4.7	4.7	4.1	3.3	3.1
Total calendar days for fleet	4,643	3,691	3,197	2,209	1,613
Total operating days for fleet(3)	4,400	3,668	3,193	2,196	1,606
Other Financial Data:
EBITDA(4)	$170,097	$138,160	$106,670	$76,987	$52,402
Adjusted EBITDA(4)	166,939	138,397	123,191	84,639	53,752

(1)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(2)	On May 18, 2016 all of the subordinated units converted into common units on a one-for-one basis.
(3)	The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn hire rates.
(4)	Please read “—Non-U.S. GAAP Financial Measures” below.

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

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(dollars in thousands)
Net income	$68,064	$61,102	$40,442	$27,392	$15,064
Interest income	(248)	(24)	(8)	(13)	(30)
Interest expense	30,714	20,867	17,451	15,271	10,773
Depreciation	71,583	56,230	48,844	34,322	23,768
Income tax (benefit) expense	(16)	(15)	(59)	15	2,827

EBITDA	$170,097	$138,160	$106,670	$76,987	$52,402
Goodwill impairment charge	—	—	6,217	—	—
Other financial items (a)	(3,158)	237	10,304	7,652	1,350

Adjusted EBITDA	$166,939	$138,397	$123,191	$84,639	$53,752

(a)	Other financial items consist of other finance expense, realized and unrealized (gain) loss on derivative instruments, and net (gain) loss on foreign currency transactions.

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

We may not have sufficient cash from operations to pay the minimum quarterly distribution on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of April 25, 2018, there were 3,750,000 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

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

As of December 31, 2017, we had consolidated debt of approximately $1,026.6 million. We have the ability to incur additional debt. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

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

As of April 25, 2018, our fleet consists of sixteen shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

We may experience operational problems with vessels that reduce revenue and increase costs.

Shuttle tankers are complex and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We currently derive all of our time charter and bareboat revenues from seven customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We currently derive all of our time charter and bareboat revenues from seven customers. For the year ended December 31, 2017, Eni Trading and Shipping S.p.A. (“ENI”), Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), Statoil ASA (“Statoil”), Repsol Sinopec Brasil, S.A. (“Repsol”), Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell, formerly BG Group (“Shell”), Standard Marine Tønsberg AS a Norwegian subsidiary of ExxonMobil (“ExxonMobil”) and Galp Sinopec Brazil Services B.V (“Galp”) accounted for approximately 22%, 21%, 11%, 13%, 24%, 8%, and 1%, respectively, of our revenues.

Petrobras, the Brazil state-controlled oil company, is alleged to have participated in a widespread corruption scandal involving improper payments to Brazilian politicians and political parties. In January 2018, Petrobras agreed to pay $2.95 billion to settle a shareholder lawsuit in the United States related to this scandal. In addition, Petrobras has announced its plans to maintain a reduced level of capital expenditures for the years 2018-2022. These, together with a national economy in recession, may affect Petrobras, its performance under existing charters with us, or the development of new projects. Any adverse effect on Petrobras’ ability to perform under its charters with us could harm us.

If we lose a key customer, we may be unable to obtain replacement long-term charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In addition, if a customer exercises its right to terminate a charter, we may be unable to re-charter such vessel on terms as favorable to us as those of the terminated charter. The loss of any of our key customers could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholder

Due to volatile oil prices, the equity value of many of our customers declined in 2015 and remained depressed in 2016 and 2017. The combination of a reduction of cash flow resulting from lower prices, a reduction in borrowing under related credit facilities and the limited or lack of availability of debt or equity financing could potentially reduce the ability of our customers to make charter payments. Any future decline in the price of oil, could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

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

Our growth strategy focuses on expansion in the shuttle tanker sector. Accordingly, our growth depends on continued growth in the demand for offshore oil transportation services. Factors beyond our control that affect the offshore oil transportation industry may have a significant impact on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Fluctuations in the hire rate we can charge our customers result from changes in the supply of carrying capacity and demand for the crude oil carried. If a sustained period of reduced demand for crude oil and offshore oil transportation services were to occur it would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. The factors affecting supply and demand for shuttle tankers and supply and demand for crude oil transported by shuttle tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

In 2015, global crude oil prices were volatile and declined significantly. While oil prices recovered to a certain degree in 2016 and 2017, any renewed decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the equity and debt capital markets were exceedingly distressed during 2008 and 2009 and while these markets have subsequently recovered, periods of volatility have subsequently occurred. Uncertainty surrounding the continuing sovereign debt crisis in Greece and other European Union member countries and turmoil and unrest in the Middle East, Africa, Korea, the Ukraine and elsewhere, have led to increased volatility in global credit and equity markets. An extended period of adverse development in the outlook for European countries or Brazil could reduce the overall demand for oil and have a negative impact on our customers. Potential developments, or market perceptions concerning these and related issues, could affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”) the United Nations agency that regulates international shipping have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping. However, in 2016, the IMO reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil industry relating to climate change, including growing public concern about the environmental and other impacts of climate change, may also adversely affect demand for our shuttle tanker services. Although we do not expect that demand for oil will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

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

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters and the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, air emissions, discharges to water and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution.

In addition, we believe that the heightened environmental, safety and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain the required certificates for entry into the different ports where we operate and could also impact our ability to obtain insurance. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

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

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and generally serve for four-year terms. Our general partner in its sole discretion appoints the remaining three directors and sets the terms for which those directors serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class.

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

As of April 25, 2018, KNOT owned 26.2% of our common units and owned and controlled our general partner, which owns a 1.85% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

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

•	Our unitholders are unable to remove our general partner without its consent, because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common voting together as a single class is required to remove the general partner. As of April 25, 2018, KNOT and our general partner owned 26.5% of the outstanding common units.

•	If our general partner is removed without “cause” and units held by our general partner and KNOT are not voted in favor of that removal, our general partner has the right to convert its general partner interest, and the holders of the incentive distribution rights have the right to convert such incentive distribution rights, into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner.

•	Common unitholders are entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion appoints the remaining three directors.

•	Election of the four directors elected by common unitholders is staggered, meaning that the members of only one of four classes of our elected directors are selected each year. In addition, the directors appointed by our general partner serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by our partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% effectively are redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquire common units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our partnership agreement on our ability to issue equity securities.

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

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of April 25, 2018, KNOT and our general partner owned 26.5% of the common units and all of the incentive distribution rights. We have also entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we agreed to register resales of the common units underlying the Series A Preferred Units. Following their registration and sale under an applicable registration statement, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

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

Our Series A Preferred Units will be convertible, under certain circumstances, at the then applicable conversion rate, which will be subject to adjustment under certain circumstances. The conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on the initial issuance date of the Series A Preferred Units.

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units commencing on February 2, 2019 at the then applicable conversion rate. In addition, we may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price applicable on any such redemption date, provided, however, that upon notice from us to the holders of Series A Preferred Units or our intention to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate. In addition, at any time following February 2, 2019 and subject to certain conditions, we may convert the Series A Preferred Units into common units at the then applicable conversion rate. Upon a change of control of the Partnership, the holders of Series A Preferred Units may require us to redeem the Series A Preferred Units, in cash, at 100% of the Issue Price. Further, the holders of Series A Preferred Units may cause us to redeem the Series A Preferred Units on February 2, 2027 in, at our option, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price. The value (and, therefore, the number) of the common units to be delivered pursuant thereto will be determined based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of our common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date.

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

As of April 25, 2018, KNOT and our general partner owned 26.5% of our common units.

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

Additionally, we are currently evaluating the provisions of U.S. tax reform recently enacted in December 2017, informally known as the Tax Cuts and Jobs Act of 2017 (the “Act”). The Act made substantial changes in the taxation of U.S. and multinational corporations, and included, among other things, a reduction in the U.S. federal corporate income tax rate to 21% starting in 2018 and the creation of a territorial tax systems. We continue to evaluate the impacts of this tax reform on our business. Furthermore, we cannot predict whether any additional legislation or any regulatory or other administrative guidance could materially adversely affect us.

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

The vessels in our fleet do not currently engage in transportation that begins and ends in the United States, and we do not expect that our subsidiaries will in the future earn income from such transportation. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, that income would not be exempt from U.S. federal income tax under the U.S.-Norway Tax Treaty or Section 883 of the Code and would be subject to a 35% net income tax in the United States (currently at a 21% rate).

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

On February 2, 2017, we issued and sold in a private placement 2,083,333 Series A Preferred Units at a price of $24.00 per unit, raising approximately $48.6 million in net proceeds.

On March 1, 2017, we acquired KNOT Shuttle Tankers 24 AS, the company that owns the shuttle tanker, the Tordis Knutsen, from KNOT.

On June 1, 2017, we acquired KNOT Shuttle Tankers 25 AS, the company that owns the shuttle tanker, the Vigdis Knutsen, from KNOT.

On June 30, 2017, we issued and sold in a second private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit, raising approximately $38.9 million in net proceeds.

On September 30, 2017, we acquired KNOT Shuttle Tankers 26 AS, the company that owns the shuttle tanker, the Lena Knutsen, from KNOT.

On November 9, 2017, we sold 3,000,000 common units in an underwritten public offering. In connection with the offering, our general partner contributed $1.2 million to us to maintain its 1.85% general partner interest. The total net proceeds from the offering and the general partner contribution were $66.0 million.

On December 15, 2017, we acquired KNOT Shuttle Tankers 32 AS, the company that owns the shuttle tanker, the Brasil Knutsen, from KNOT.

On March 1, 2018, we acquired KNOT Shuttle Tankers 30 AS, the company that owns the shuttle tanker, the Anna Knutsen, from KNOT.

For more information regarding recent acquisitions and other developments, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018”

As of April 25, 2018, we had a fleet of sixteen shuttle tankers.

We were formed under the law of the Marshall Islands and maintain our principal place of business at 2 Queen’s Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our agent for service of process in the United States is Watson Farley & Williams LLP, and its address is 250 West 55th Street, New York, New York 10019.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are currently $50.1 million per year, which is comprised of $42.7 million for replacing our current vessels at the end of their useful lives and $7.4 million for drydocking maintenance and classification surveys.

B. Business Overview

General

We were formed to own and operate shuttle tankers under long-term charters. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. All of the vessels in our current fleet are chartered to Statoil, Transpetro, Repsol, Shell, ExxonMobil, Galp and ENI under long-term charters. Our charters have an average remaining term of 3.9 years as of March 31, 2018 (including guaranteed option periods).

Since our IPO, we have increased our quarterly distribution from $0.375 per unit to $0.52 per unit for the quarter ended December 31, 2017.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of April 25, 2018, KNOT and our general partner owned our general partner interest, all of our incentive distribution rights and 26.5% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

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

Our Fleet

The following table provides information about the sixteen shuttle tankers in our fleet as of April 25, 2018:

Shuttle Tanker	Capacity (dwt)	Built	Current Operating Region	Charter
				Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	North Sea	Time Charter	Statoil	2019	(1)(2)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	Shell	2018	(1)(3)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2023	(4)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	ENI	2018	(2)
Torill Knutsen	123,000	2013	North Sea	Time Charter	ENI	2018	(2)
Dan Cisne	59,000	2011	Brazil	Bareboat charter	Transpetro	2023
Dan Sabia	59,000	2012	Brazil	Bareboat charter	Transpetro	2024
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	ExxonMobil	2024	(2)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2025	(5)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	Shell	2022	(6)
Vigdis Knutsen	156,000	2017	Brazil	Time Charter	Shell	2022	(6)
Lena Knutsen	156,000	2017	Brazil	Time Charter	Shell	2022	(6)
Brasil Knutsen	154,000	2013	Brazil	Time Charter	Galp	2022	(7)
Anna Knutsen	152,000	2017	Brazil	Time Charter	Galp	2022	(7)

(1)	Pursuant to the Omnibus Agreement, KNOT agreed in certain circumstances to guarantee the payments of the hire rate under the existing charters for a period of five years from the closing date of our IPO. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.”
(2)	Customer has the option to extend the charter for up to five one-year periods.
(3)	On July 14, 2017, Shell exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2018. Following the exercise of the option, Shell has the option to extend the charter for up to five one-year periods.
(4)	Customer has the option to extend the charter for up to three one-year periods.
(5)	Customer has the option to extend the charter for up to one three-year period and one two-year period.
(6)	Customer has the option to extend the charter for up to two five-year periods.
(7)	Customer has the option to extend the charter for up to two three-year periods.

Customers

For the year ended December 31, 2017, Shell, ENI, Transpetro, Repsol, Statoil, ExxonMobil and Galp accounted for approximately 24%, 22%, 21%, 13%, 11%, 8% and 1% respectively, of our revenues.

Charters

We generate revenues by charging customers for the loading, transportation and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

As of April 25, 2018, twelve of our shuttle tankers are chartered under time charters and four of our shuttle tankers are chartered under bareboat charters.

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

Ship Management and Maintenance

Under our time charters, the shipowner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. KNOT Management and KNOT Management Denmark provide these services to our subsidiaries for all our vessels under time charters. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.” Under our bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, Transpetro has elected to subcontract the technical operation and management of the Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne and the Dan Sabia to an affiliate of KNOT.

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

According to Fearnley Consultants AS, as of February 6, 2018, there were approximately 82 vessels in the world shuttle tanker fleet (including 6 newbuilds on order). Teekay Offshore Partners L.P. is the largest owner in the shuttle tanker market with approximately 33 shuttle tankers (including 5 newbuilds on order). KNOT is the second largest owner of shuttle tankers with 29 shuttle tankers (including our vessels). American Eagle Tankers (AET) is the third largest owner of shuttle tankers with 6 vessels (including 2 newbuilds on order). Petrobras, which owns two vessels, employs a total of 24 existing shuttle tankers through long-term bareboat and time charters. There are other shuttle tanker owners in the industry, but the majority of such owners have a limited fleet size and have chartered vessels out for the long term.

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

KNOT, through certain of its subsidiaries, assists us and our operating subsidiaries in managing our ship operations. DNV GL, a Norwegian classification society, has approved KNOT’s safety management system, which has been implemented on all our ships, as complying with the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”), International Standards Organization (“ISO”) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems and OHSAS 18001, for Occupational Health and Safety Management System. As part of KNOT’s ISM Code compliance, all the vessels’ safety management certificates are being maintained through ongoing internal audits performed by KNOT’s certified internal auditors and external audits performed by DNV GL or the respective flag state. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

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

International Maritime Organization

The IMO is the United Nations’ agency responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, a mid-deck design with double-side construction or another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, and the ISPS, or the requirements for shuttle tankers under the their flag regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union (the “EU”) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

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

The IMO has adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and air pollution prevention certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. As of January 2, 2015, these limitations require that fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 0.1% sulfur. For non-ECA areas, the capped sulfur limitations decrease progressively until they reach the global limit of 0.5% that applies on and after January 1, 2020. MARPOL Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

In addition, there are several other regulatory requirements to use low sulfur fuel or restrict emissions that are either already in force or are upcoming. The EU Directive 33/2005 requiring the use of low sulfur fuel came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil. All of our vessels are able to comply with applicable low sulfur fuel requirements. The EU has issued regulations (EU Directive 2015/757) that require monitoring and reporting of the emissions of vessels exceeding 5,000 gross tons that call at EU ports, with the first reports due in 2019. At present the regulation is for monitoring and reporting only, but it is anticipated that in the future the EU may move from requiring reporting of emissions to regulations aimed at reducing them.

The IMO has negotiated international conventions that impose liability for oil pollution and other environmental harms in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (which began in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment were accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on our vessels. Although the cost to comply with IMO ballast water treatment regulations for our vessels is difficult to estimate, it is anticipated to be approximately $1.0–1.4 million per vessel for the Fortaleza Knutsen, Recife Knutsen, Bodil Knutsen, Windsor Knutsen, Carmen Knutsen, Dan Cisne and Dan Sabia. The Anna Knutsen, the Brasil Knutsen, the Lena Knutsen, the Torill Knutsen, the Hilda Knutsen, the Ingrid Knutsen, the Raquel Knutsen the Vigdis Knutsen and the Tordis Knutsen have all installed IMO approved ballast water treatment system.

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

In addition to the regulations imposed by the IMO and the EU, countries having jurisdiction over North Sea areas impose further regulatory requirements on operations in those areas, including Maritime and Coastguard Agency regulations in the United Kingdom and Norwegian Maritime Directorate regulations in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (“VOC”) control equipment, on most shuttle tankers serving the Norwegian continental shelf. The license holders of the oil field are responsible for the costs to ensure that shuttle tankers operating in the field are using appropriate VOC control equipment. In recent contracts, the charterers have requested owners to install such equipment against an increase in the hire rate. We have installed the VOC control equipment required to operate on the Norwegian continental shelf in each of the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen, the Windsor Knutsen, the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen.

Brazilian Environmental Regulation of Vessels

In Brazil, the field operator and in most cases Petrobras where it is involved are required to establish internal procedures to manage pollution risks, which must be approved by the competent environmental authority. Brazilian environmental law includes international treaties and conventions to which Brazil is a party, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. The petroleum industry in Brazil is subject to extensive regulations by several governmental agencies, including the National Agency of Petroleum, the Brazilian Navy and the Brazilian Institute of the Environment and Renewable Natural Resources. Failure to comply may subject us to administrative, criminal and civil liability, with strict liability in administrative and civil cases.

United States Environmental Regulation of Vessels

In the United States, federal and state laws and regulations that require vessel owners and operators to obtain and maintain specified permits or governmental approvals; control the discharge of materials into the environment; remove and cleanup materials that may harm the environment; and otherwise comply with regulations intended to protect the environment. Vessel operations are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection, the Department of Interior, the Bureau of Ocean Energy Management, and the Bureau of Safety and Environmental Enforcement, as well as classification societies such as the American Bureau of Shipping. The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (“OPA 90”) and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”).

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

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled. OPA 90 also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The U.S. Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the U.S. Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If vessels in our fleet trade to the United States in the future, we expect to provide guaranties through self-insurance or obtain guaranties from third-party insurers.

OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California, Washington and Alaska require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable regulations in the ports where our vessels call.

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

The VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (“NOIs”) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. The 2013 VGP expires on December 18, 2018. We expect a new VGP to be proposed this year.

In addition to the requirements in the VGP, vessel owners and operators must meet 25 sets of state-specific requirements under the CWA’s § 401 certification process. Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

While we do not believe that the costs associated with obtaining the required permits and meeting related treatment requirements will be material, it is difficult to predict the overall impact of CWA permitting requirements on our business at this stage. In addition, state-specific requirements under the CWA’s § 401 and any similar restrictions enacted in the future could increase our costs of operating in the relevant waters.

National Invasive Species Act (“NISA”). In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard approved ballast water management systems. The rule went into effect in June 2012 and set ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than ten living organisms per milliliter for organisms between ten and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have no more than ten living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2013 must comply with these ballast water treatment standards and some existing ships must comply by their first drydock after January 1, 2014.

Clean Air Act. The United States Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are equivalent to those adopted set forth in Annex VI to MARPOL. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases (“GHGs”). Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol or to the more recently announced Paris Agreement.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to Annex VI to MARPOL for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (“EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all ships. The regulations apply to all ships of 400 gross tonnage and above and are entered into force on January 1, 2013. These rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI to MARPOL or vessels that call upon ports located within such countries. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement was entered into force on March 1, 2018. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO anticipates adopting an initial GHG reduction strategy in 2018. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. The EPA has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. In addition, climate change initiatives have been or are being considered in the United States Congress and by individual states. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the United States, the EU, Norway, Brazil or other countries where we operate, that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, including requiring us to make significant financial expenditures that we cannot predict with certainty at this time. For example, the Paris Agreement could lead to increased regulation of greenhouse gases or other concerns relating to climate change. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

Marshall Islands

Because we and our subsidiaries do not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions KNOT UK receives from its subsidiary, distributions that such subsidiary receives from the operating subsidiaries, and distributions we receive from KNOT UK, are not expected to be subject to Marshall Islands taxation.

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

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway, and we have elected to be subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their available cargo space rather than income generated from operating the vessels (i.e., operating income), which is tax free. Based upon the cargo space of our current vessels and the applicable rate of taxation, we expect our Norwegian subsidiaries to be liable for approximately $254,000 of Norwegian tonnage tax for the year ended December 31, 2018. In addition, under the tonnage tax regime, other income such as net financial income and expense (i.e. income not generated from operating the vessels) is subject to the regular corporate income tax rate.

On December 14, 2017, the Norwegian government concluded negotiations with the EFTA Surveillance Authority regarding the Norwegian tonnage tax regime, which has been has been approved for another ten years until 2027. Pursuant to the approval, Norway has introduced restrictions that eliminate the ability of companies that own vessels under certain bareboat charters to qualify for the Norwegian tonnage tax regime. Companies that no longer qualify for the Norwegian tonnage tax regime will instead be subject to Norwegian corporate income tax. However, there are no limitations on intra-group bareboat chartering, as well as bareboat charters where crewing services are carried out by a related party. In order to constitute a related party, a minimum of 25% ownership/control is required according to the “associated enterprise” definition in the ATAD directive (Council Directive EU 2016/1164). Due to the fact that KNOT owns more than 25% of our partnership interests and owns 100% of KNOT Management and KNOT Management Denmark (which provide these crewing services to us), our bareboat charters are effectively seen as time charter services to the customer. If this related party situation is ended, other alternatives and possibly mitigating measures would need to be evaluated by the Partnership.

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

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2017, KNOT employed (directly and through ship managers) approximately 481 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

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

The diagram below depicts our simplified organizational and ownership structure as of April 25, 2018.

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

The following should be read in conjunction with “Item 3. Key Information—Selected Financial Data,” “Item 4. Information on the Partnership,” “Forward-Looking Statements” and the consolidated financial statements and accompanying notes included in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are presented in U.S. Dollars.

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

In June 2017, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Vigdis Knutsen.

In September 2017, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Lena Knutsen.

In December 2017, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Brasil Knutsen.

In March 2018, we acquired KNOT’s 100% interest in the company that owns and operates the shuttle tanker, the Anna Knutsen.

Overview

We were formed in February 2013 as a limited partnership under the laws of the Republic of the Marshall Islands to own and operate shuttle tankers under long-term charters. Our initial fleet of shuttle tankers was contributed to us by KNOT, a leading independent owner and operator of shuttle tankers. Our current fleet consists of sixteen shuttle tankers. Under the Omnibus Agreement, we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years.

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. As of April 25, 2018, KNOT owned 26.2% of our common units, our general partner and our incentive distribution rights and our general partner owned a 1.85% general partner interest in us and 0.3% of our common units.

Significant Developments in 2017 and Early 2018

Series A Preferred Units

On February 2, 2017, the Partnership issued and sold in a private placement $50 million of Series A Preferred Units at a price of $24.00 per unit, resulting in the issuance of 2,083,333 Series A Preferred Units. Net proceeds from the private placement were $48.6 million. The Partnership used the net proceeds to fund the cash portion of the purchase price for the Tordis Knutsen acquisition and to repay debt.

On June 30, 2017, the Partnership issued and sold in a second private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit. Net proceeds from the second private placement were $38.9 million. The Partnership used $30.0 million of the net proceeds to repay the revolving credit facility which was drawn in connection with the Vigdis Knutsen acquisition. For more information, please read Note 23—Equity Offerings and Sale of Series A Preferred Units—Sale of Series A Preferred Units in the consolidated financial statements included in this Annual Report.

The Series A Preferred Units rank senior to the common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any unpaid Series A cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the board of directors of the Partnership.

The Series A Preferred Units are convertible, under certain circumstances, at the then applicable conversion rate, which is subject to adjustment under certain circumstances. The conversion rate will be redetermined on a quarterly basis and will be equal to the Issue Price divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on the initial issuance date of the Series A Preferred Units. The Series A Preferred Units will be generally convertible, at the option of the holders of the Series A Preferred Units, into common units after February 2, 2019 at the then applicable conversion rate. In addition, we may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price applicable on any such redemption date, provided, however, that upon notice from us to the holders of Series A Preferred Units of our intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units may require us to redeem the Series A Preferred Units, in cash, at 100% of the Issue Price. In addition, the holders of Series A Preferred Units may cause us to redeem the Series A Preferred Units on February 2, 2027, at our option, in (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of our common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date). In addition, at any time following February 2, 2019 and subject to certain conditions, we may convert the Series A Preferred Units into common units at the then applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the then outstanding Series A Preferred Units are convertible, based on the then applicable conversion rate, is greater than 130% of the aggregate Issue Price of the then outstanding Series A Preferred Units.

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

We have the right to issue junior securities in an unlimited amount and parity securities, provided that the aggregate amount of the Series A Preferred Units and the parity securities pro forma for such issuance, does not exceed 33.33% of the book value of the sum of our then outstanding aggregate amount of parity securities and junior securities (including common units). The consent of the holders of Series A Preferred Units will be necessary for us to issue any senior securities or parity securities in excess of such pro forma book value. In addition, the consent of the holders of at least 67% of the Series A Preferred Units will be necessary for us to, among other things, incur additional indebtedness that would result in our debt exceeding 70% of our total capitalization.

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

Common Unit Offerings

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering (the “January 2017 Offering”). The Partnership’s total net proceeds from the January 2017 Offering were approximately $54.9 million. The net proceeds were used to repay the seller’s credit and the seller’s loan which were incurred in connection with the acquisition of the Raquel Knutsen and repay $25.0 million of borrowings under the revolving credit facility.

On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering (the “November 2017 Offering”). In connection with the November 2017 Offering, the general partner contributed a total of $1.2 million in order to maintain its 1.85% general partner interest in the Partnership. The Partnership’s total net proceeds from the November 2017 Offering and the related general partner contribution were approximately $66.0 million. The net proceeds were used to fund the cash portion of the purchase price for the Brasil Knutsen acquisition and to repay $43.5 million of borrowings under the revolving credit facility. For more information, please read Note 23—Equity Offerings and Sale of Series A Preferred Units—Equity Offerings in the consolidated financial statements included in this Annual Report.

Tordis Knutsen Acquisition

On March 1, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 24 AS (“KNOT 24”), the company that owns the shuttle tanker, Tordis Knutsen, from KNOT, for a purchase price of $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the Tordis Knutsen, plus approximately $21.1 million for a receivable owed by KNOT to KNOT 24, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen and plus $1.7 million of post-closing adjustments for working capital and interest rate swaps. On the closing of the acquisition, KNOT 24 repaid approximately $42.8 million of the indebtedness, leaving an aggregate of approximately $94.9 million of debt outstanding under the secured credit facility related to the vessel, and KNOT repaid the receivable in full. The purchase price was settled in cash.

Vigdis Knutsen Acquisition

On June 1, 2017, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 25 AS (“KNOT 25”), the company that owns the shuttle tanker, Vigdis Knutsen, from KNOT, for a purchase price of $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the Vigdis Knutsen, plus approximately $17.9 million for a receivable owed by KNOT to KNOT 25, plus approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen and plus $3.7 million of post-closing adjustments for working capital and interest rate swaps. On the closing of the acquisition, KNOT 25 repaid approximately $42.9 million of the indebtedness, leaving an aggregate of approximately $94.8 million of debt outstanding under the secured credit facility related to the vessel, and KNOT repaid the receivable in full. The purchase price was settled in cash.

Lena Knutsen Acquisition

On September 30, 2017, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 26 AS (“KNOT 26”), the company that owns the shuttle tanker, Lena Knutsen, from KNOT, for a purchase price of $142.0 million, less approximately $133.8 million of outstanding indebtedness related to the Lena Knutsen, plus approximately $24.1 million for a receivable owed by KNOT to KNOT 26, plus approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen and less $0.1 million of post-closing adjustments for working capital and interest rate swaps. On the closing of the acquisition, KNOT 26 repaid approximately $41.9 million of the indebtedness, leaving an aggregate of approximately $91.9 million of debt outstanding under the secured credit facility related to the vessel, and KNOT repaid the receivable in full. The purchase price was settled in cash.

Brasil Knutsen Acquisition

On December 15, 2017, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 32 AS (“KNOT 32”), the company that owns the shuttle tanker, Brasil Knutsen, from KNOT. The purchase price of the acquisition was $96.0 million, less $59.0 million of outstanding indebtedness related to the Brasil Knutsen, less approximately $35.2 million for a loan owed by KNOT 32 to KNOT (the “Company Liquidity Loan”), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen and plus $3.4 million of post-closing adjustments for working capital. On the closing of the acquisition, KNOT 32 repaid the Company Liquidity Loan in full. The purchase price was settled in cash.

Anna Knutsen Acquisition

On March 1, 2018, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 30 AS (“KNOT 30”), the company that owns the shuttle tanker, Anna Knutsen, from KNOT, for a purchase price of $120.0 million, less approximately $106.8 million of outstanding indebtedness related to the Anna Knutsen plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsen. On the closing of the acquisition, KNOT 30 repaid approximately $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled in cash and is subject to certain post-closing adjustments for working capital and interest rate swaps.

Common Unit Purchase Program

On August 10, 2016, the boards of directors of the Partnership and the General Partner each authorized an extension of the common unit purchase program to August 31, 2017. Originally approved on August 12, 2015, the program authorized the Partnership to repurchase up to 666,667 of its common units and the General Partner to purchase up to 333,333 common units of the Partnership. On August 9, 2017, the boards of directors of the Partnership and the General Partner authorized a further extension of the program to August 31, 2018. As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. No additional common units had been purchased by the Partnership or the General Partner as of December 31, 2017. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

Extension of Windsor Knutsen Charter

On July 14, 2017, Shell utilized its option to extend the time charter of the vessel Windsor Knutsen by one additional year until October 2018. Following the extension, Shell has five remaining one-year options to extend the time charter until October 2023.

New Hilda Facility

On May 26, 2017, the Partnership’s subsidiary, KNOT Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, closed a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility refinanced the $117 million loan facility associated with the Hilda Knutsen that bore interest at a rate of London Interbank Offered Rate (“LIBOR”) plus 2.5% and was due to be paid in full in August 2018. The New Hilda Facility is repayable in twenty-eight (28) consecutive quarterly installments with a balloon payment of $58.5 million due at maturtity. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The facility matures in May 2024.

Revolving Credit Facility

On August 31, 2017, the Partnership entered into a $25 million unsecured revolving credit facility with NTT Finance Corporation. The facility will mature in August 2019, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

New Torill Facility

On January 30, 2018, the Partnership’s subsidiary, KNOT Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, closed a new $100 million senior secured term loan facility with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent (the “New Torill Facility”). The New Torill Facility refinanced a $117 million loan facility associated with the Torill Knutsen that bore interest at a rate of LIBOR plus 2.5% and was due to be paid in full in November 2018. The New Torill Facility is repayable in twenty-four (24) consecutive quarterly installments with a balloon payment of $60.0 million due at maturtity. The New Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility matures in January 2024.

Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. These services are provided under the following basic types of contractual relationships:

•	Time charters, whereby the vessels that we operate and are responsible for the crewing of are chartered to customers for a fixed period of time at hire rates that are either fixed for the firm period of the time charter with escalations to be made in case of option periods or that increase annually based on a fixed percentage increase or fixed schedule in order to enable us to offset expected increases in operating costs. Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the customer is generally responsible for any voyage expenses incurred; and

•	Bareboat charters, whereby customers charter our vessels for a fixed period of time at hire rates that are generally fixed, but the customers are responsible for the vessel operation and bear the operating and voyage expenses, including crewing and other operational services.

The table below compares the primary features of a time charter and a bareboat charter:

	Time Charter	Bareboat Charter
Typical charter length	One year or more	One year or more
Hire rate basis(1)	Daily	Daily
Voyage expenses(2)	Customer pays	Customer pays
Vessel operating expenses(2)	Owner pays	Customer pays
Off-hire(3)	Varies	Customer typically pays

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “— Important Financial and Operational Terms and Concepts.”
(3)	“Off-hire” refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during off-hire. Our bareboat charters do not contain such provisions.

Employment of Our Fleet

The following table describes the operations of the vessels in our fleet.

Vessel	Description of Historical Operations
Fortaleza Knutsen	Delivered in March 2011. Has operated under a long-term bareboat charter with a subsidiary of Transpetro since delivery. Included in the Partnership’s initial fleet.

Recife Knutsen	Delivered in August 2011. Has operated under a long-term bareboat charter with a subsidiary of Transpetro since delivery. Included in the Partnership’s initial fleet.

Bodil Knutsen	Delivered in February 2011. Completed an interim spot voyage and testing prior to commencing operations under a long-term time charter with Statoil in May 2011. Included in the Partnership’s initial fleet.

Windsor Knutsen	Delivered in May 2007. Operated as a conventional oil tanker under short-term time charters and in the spot market from its delivery until commencement of retrofitting in November 2010. Following completion of its retrofitting as a shuttle tanker, operated under a long-term time charter with a subsidiary of Shell from April 2011 until July 2014. From July 2014 operated under a charter with KNOT until the vessel commenced on a long term time charter with a subsidiary of Shell in October 2015.

Carmen Knutsen	Delivered in January 2013. Has operated under a long-term time charter with a subsidiary of Repsol since delivery. Acquired by the Partnership in August 2013.

Hilda Knutsen	Delivered in August 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.

Torill Knutsen	Delivered in November 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.

Dan Cisne	Delivered in September 2011. Has operated under a long-term bareboat charter with a subsidiary of Transpetro, which commenced on delivery. Acquired by the Partnership in December 2014.

Dan Sabia	Delivered in January 2012. Has operated under a long-term bareboat charter with a subsidiary of Transpetro, which commenced on delivery. Acquired by the Partnership in June 2015.

Ingrid Knutsen	Delivered in December 2013 and commenced on long-term time charter with Standard Marine Tonsberg, a subsidiary of ExxonMobil in February 2014. Acquired by the Partnership in October 2015.

Raquel Knutsen	Delivered in March 2015 and commenced on long-term time charter with Repsol in June 2015. Acquired by the Partnership in December 2016.

Tordis Knutsen	Delivered in November 2016 and commenced on long term time charter with a subsidiary of Shell in January 2017. Acquired by the Partnership in March 2017.

Vigdis Knutsen	Delivered in February 2017 and commenced on long-term time charter with a subsidiary of Shell in April 2017. Acquired by the Partnership in June 2017.

Lena Knutsen	Delivered in June 2017 and commenced on long term time charter with a subsidiary of Shell in September 2017. Acquired by the Partnership in September 2017.

Brasil Knutsen	Delivered in May 2013 and commenced on long-term time charter with Galp Sinopec Brazil Services B.V. (“Galp”) in June 2015. Acquired by the Partnership in December 2017.

Anna Knutsen	Delivered in March 2017 and commenced on long term time charter with Galp in May 2017. Acquired by the Partnership in March 2018.

Market Overview and Trends

As of April 2018, the shuttle tanker market consisted of approximately 82 vessels (including 6 newbuilds on order) characterized by long-term charters with offshore oil producers. Most shuttle tankers operate in the North Sea or offshore Brazil. Demand for shuttle tankers is based on offshore oilfield development and up to mid-2014, higher oil prices and a positive long-term offshore oil outlook led to increased activity. In the past three years, oil companies delayed oil production start-ups in both the North Sea and Brazil. Project startups are increasing and the existing fleet is aging. As there has been no speculative ordering of vessels, the market is coming close to being balanced. In 2017, we saw increased activity for vessels without fixed charters and vessels on fixed charters have not been affected. Due to the age structure of the fleet, the lack of speculative contracting and the relatively high number of projects under development, we believe the medium to long-term outlook continues to be positive and tendering activity for new projects is expected in 2018. For 2017, one new shuttle tanker contract for two vessels was awarded to North Sea operations. In addition, there was one new shuttle tanker contract awarded for Brazilian operations during 2017.

Oil prices declined significantly in the latter part of 2014 and in 2015 due to an increase in US shale oil production, coupled with increased production from certain OPEC states. Oil prices recovered to a certain degree in 2016 and this continued throughout 2017 and into 2018. Existing offshore oil production projects already under development where shuttle tankers are required, have been unaffected by the volatility in oil prices. Longer term reductions in oil prices may impact the rate of growth of offshore oil production activity when existing projects and projects under development are completed.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to our acquisitions of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen.

•	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”

•	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 11—Derivative Instruments in the consolidated financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.

•	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars. Approximately 42%, 47% and 45% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 30%, 42% and 45% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”), for the years ended December 31, 2017, 2016 and 2015, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.

•	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries are subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate has been reduced from 27% in 2015 to 25% in 2016 and 24% in 2017.

•	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject only to Norwegian tonnage tax rather than a combination of ordinary taxation and tonnage taxation as reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, the tonnage tax is based on the tonnage of the vessel, and operating income is tax free. Tonnage tax is calculated based on the vessel’s net tonnage (in thousands), according to its certificate, multiplied by the days in operation and the applicable dayrate. The net financial income and expense remains taxable as ordinary income tax at the regular corporate income tax rate of 24% for Norwegian subsidiaries subject to the tonnage tax regime.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

•	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;

•	whether our customers, exercise their options to extend their time charters;

•	the number and availability of our vessels;

•	the level of demand for shuttle tanker services;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;

•	interest rate changes;

•	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense; and

•	the level of any distribution on our common units.

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

Customers

In the years ended December 31, 2017, 2016 and 2015, revenues from the following customers accounted for over 10% of our revenues:

		Year Ended December 31,
Customer	Vessels	2017		2016		2015
		(U.S. Dollars in thousands)
ENI Trading and Shipping S.p.A.	Hilda Knutsen Torill Knutsen	$46,441	22%	$47,001	27%	$46,806	30%
Fronape International Company, a subsidiary of Transpetro	Fortaleza Knutsen Recife Knutsen Dan Cisne Dan Sabia	$45,115	21%	$45,236	26%	$40,618	26%
Statoil ASA	Bodil Knutsen	$23,189	11%	$21,760	13%	$23,203	15%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	Carmen Knutsen Raquel Knutsen	$28,129	13%	$20,904	12%	$19,789	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	Windsor Knutsen Tordis Knutsen Vigdis Knutsen Lena Knutsen	$51,259	24%	$20,496	12%	$4,466	3%
Standard Marine Tonsberg AS, a subsidiary of ExxonMobil	Ingrid Knutsen	$17,634	8%	$17,482	10%	$3,637	2%
KNOT	Windsor Knutsen	$—	—	$—	—	$16,231	11%

A. Operating Results

Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	Change	% Change
Time charter and bareboat revenues	$212,501	$172,878	$39,623	23%
Loss of hire insurance recoveries	5,176	—	5,176	N/A
Other income	1,526	793	733	92%
Vessel operating expenses	(46,709)	(30,903)	(15,806)	51%
Depreciation	(71,583)	(56,230)	(15,353)	27%
General and administrative expenses	(5,555)	(4,371)	(1,184)	27%
Interest income	248	24	224	933%
Interest expense	(30,714)	(20,867)	(9,847)	47%
Other finance expense	(1,406)	(1,311)	(95)	7%
Realized and unrealized gain on derivative instruments	4,831	1,213	3,618	298%
Net gain (loss) on foreign currency transactions	(267)	(139)	(128)	92%
Income tax benefit	16	15	1	7%
Net income	68,064	61,102	6,962	11%

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2017 were $212.5 million, an increase of $39.6 million compared to $172.9 million for the year ended December 31, 2016. This increase was mainly due to increased revenues of $48.9 million resulting from the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Raquel Knutsen being included in our results of operations from December 15, 2017, September 30, 2017, June 1, 2017, March 1, 2017 and December 1, 2016, respectively, and full earnings from the Bodil Knutsen due to planned drydocking in 2016. The increase was partially offset by a $8.7 million decrease in time charter revenues due to drydocking and repairs of the Carmen Knutsen and drydocking of the Windsor Knutsen in 2017 and by a $0.4 million decrease due to an accrual for estimated underperformance of the Hilda Knutsen and the Torill Knutsen in 2017.

Loss of hire insurance recoveries. Loss of hire insurance recoveries for the year ended December 31,2017 were $5.2 million compared to $nil million for the year ended December 31,2016. The loss of hire insurance recoveries were related to a technical default with the Raquel Knutsen’s controllable pitch propeller and a default with the Carmen Knutsen’s propeller shaft.

Other Income. Other income for the year ended December 31, 2017 was $1.5 million, an increase of $0.7 million compared to $0.8 million for the year ended December 31, 2016. Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payment of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO.

In October 2015, the Windsor Knutsen commenced operating under a new time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by KNOT. During the year ended December 31, 2017, $1.2 million was recognized as other income pursuant to this guarantee for the Windsor Knutsen compared with $0.8 million in 2016. In addition, $0.3 million connected to the reimbursement for repairs and lost hire from KNOT for the Vigdis Knutsen due to a hull damage incident in June 2017 was recognized as other income.

Vessel Operating Expenses. Vessel operating expenses for the year ended December 31, 2017 were $46.7 million, an increase of $15.8 million from $30.9 million in the year ended December 31, 2016. The increase was primarily due to increase of $11.5 million due to the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Raquel Knutsen being included in the results of operations from December 15, 2017, September 30, 2017, June 1, 2017, March 1, 2017 and December 1, 2016, respectively. $2.9 million of the increase is due to incidents and insurance claims relating to the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen and the Carmen Knutsen and $1.4 million of the increase is due to bunkers consumption in connection with the drydocking of the Carmen Knutsen and the Windsor Knutsen.

Depreciation. Depreciation for the year ended December 31, 2017 was $71.6 million, an increase of $15.4 million from $56.2 million in the year ended December 31, 2016. This increase was mainly due to the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Raquel Knutsen being included in results of operations from December 15, 2017, September 30, 2017, June 1, 2017, March 1, 2017 and December 1, 2016, respectively.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2017 were $5.6 million, compared to $4.4 million for 2016. The increase is mainly due to incremental expenses incurred in connection with the common unit offerings, private placements of Series A Preferred Units and the acquisitions of the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Raquel Knutsen.

Interest Income. Interest income for the year ended December 31, 2017 was $248,000 compared to $24,000 for 2016.

Interest Expense. Interest expense for the year ended December 31, 2017 was $30.7 million, an increase of $9.8 million from $20.9 million for the year ended December 31, 2016. The increase was mainly due to additional debt incurred in connection with the acquisitions of the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Raquel Knutsen, the refinancing of the Hilda Knutsen and the drawdowns of the revolving credit facilities and higher LIBOR during the year ended December 31, 2017 compared to the year ended December 31, 2016.

Other Finance Expense. Other finance expense for the year ended December 31, 2017 was $1.4 million, an increase of $0.1 million from $1.3 million for the year ended December 31, 2016. Other finance expenses are primarily related to bank fees and guarantee commissions.

Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized gain on derivative instruments for the year ended December 31, 2017 was $4.8 million, compared to $1.2 million for the year ended December 31, 2016, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	$ Change
Realized gain (loss):
Interest rate swap contracts	$(2,840)	$(3,886)	$1,046
Foreign exchange forward contracts	280	66	214

Total realized gain (loss):	(2,560)	(3,820)	1,260

Unrealized gain:
Interest rate swap contracts	5,514	4,254	1,260
Foreign exchange forward contracts	1,877	779	1,098

Total unrealized gain:	7,391	5,033	2,358

Total realized and unrealized gain on deriviative instruments:	$4,831	$1,213	$3,618

The unrealized non-cash element of the mark-to-market gain was $7.4 million for the year ended December 31, 2017 compared to the unrealized non-cash element of the mark-to-market gain of $5.0 million for the year ended December 31, 2016. Of the unrealized gain for the year ended December 31, 2017, $5.5 million related to mark-to-market gains on interest rate swaps due to an increase in swap rates during the year, and an unrealized gain of $1.9 million related to foreign exchange contracts due to the weakness of the U.S Dollar against the Norwegian Kroner (NOK).

Net Gain (Loss) on Foreign Currency Transactions. Net loss on foreign currency transactions for the year ended December 31, 2017 was $0.3 million, compared to $0.1 million for the year ended December 31, 2016.

Income Tax Benefit. Income tax benefit for the year ended December 31, 2017 was $16,000 compared to $15,000 for the year ended December 31, 2016.

Net Income. As a result of the foregoing, we earned net income of $68.1 million for the year ended December 31, 2017 compared to net income of $61.1 million for the year ended December 31, 2016.

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	Change	% Change
Time charter and bareboat revenues	$172,878	$154,750	$18,128	12%
Other income	793	274	519	189%
Vessel operating expenses	(30,903)	(27,543)	(3,360)	12%
Depreciation	(56,230)	(48,844)	(7,386)	15%
General and administrative expenses	(4,371)	(4,290)	(81)	2%
Goodwill impairment charge	—	(6,217)	6,217)	N/A
Interest income	24	8	16	200%
Interest expense	(20,867)	(17,451)	(3,416)	20%
Other finance expense	(1,311)	(504)	(807)	160%
Realized and unrealized gain (loss) on derivative instruments	1,213	(9,695)	10,908	(113)%
Net gain (loss) on foreign currency transactions	(139)	(105)	(34)	32%
Income tax benefit (expense)	15	59	(44)	(75)%
Net income	61,102	40,442	20,660	51%

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

Other Income. Other income for the year ended December 31, 2016 was $0.8 million compared to $0.3 million for 2015. As discussed above, in October 2015, the Windsor Knutsen commenced operating under a new time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by KNOT. During the year ended December 31, 2016, $0.8 million was recognized as other income pursuant to this guarantee compared to $0.1 million for 2015.

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

Realized and Unrealized Gain (Loss) on Derivative Instruments. The Partnership does not apply hedge accounting for derivative instruments. Realized and unrealized gain on derivative instruments for the year ended December 31, 2016 was $1.2 million, compared to a loss of $9.7 million for the year ended December 31, 2015, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2016	2015	$ Change
Realized gain (loss):
Interest rate swap contracts	$(3,886)	$(4,957)	$1,071
Foreign exchange forward contracts	66	(4,348)	4,414

Total realized gain (loss):	(3,820)	(9,305)	5,485

Unrealized gain (loss):
Interest rate swap contracts	4,254	(1,088)	5,342
Foreign exchange forward contracts	779	698	81

Total unrealized gain (loss):	5,033	(390)	5,423

Total realized and unrealized gain on deriviative instruments:	$1,213	$(9,695)	$10,908

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

We estimate that we will spend in total approximately $29.0 million for drydocking and classification surveys for the twelve vessels under time charters in our fleet as of March 31, 2018 between 2018 and 2022. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering raising approximately $54.9 million in net proceeds.

On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A Preferred Units at a price of $24.00 per unit, raising approximately $48.6 million in net proceeds.

On June 30, 2017, the Partnership issued and sold in a second private placement 1,666,667 additional Series A Preferred Units at price of $24.00 per unit, raising approximately $38.9 million in net proceeds.

On May 26, 2017, the Partnership’s subsidiary, KNOT Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, closed a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility refinanced the $117 million loan facility associated with the Hilda Knutsen that bore interest at a rate of LIBOR plus a margin of 2.5% and was due to be paid in full in August 2018. The New Hilda Facility is repayable in 28 consecutive quarterly installments with a balloon payment of $58.5 million due at maturity. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The New Hilda Facility matures in May 2024.

On August 31, 2017, the Partnership entered into a $25 million unsecured revolving credit facility with NTT Finance Corporation. The facility will mature in August 2019, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

On August 9, 2017, the boards of directors of the Partnership and the General Partner each authorized an extension of the common unit purchase program. Originally approved on August 12, 2015, the program authorized the Partnership to repurchase up to 666,667 of its common units and the General Partner to purchase up to 333,333 common units of the Partnership. The program was originally scheduled to expire on August 31, 2016, and the extended program will conclude on August 31, 2018. As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. No additional common units were purchased by the Partnership or the General Partner in 2016 and in 2017. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering. In connection with the offering, the General Partner contributed a total of $1.2 million in order to maintain its 1.85% general partner interest in the Partnership. The total net proceeds from the offering and the related General Partners’s contribution were $66.0 million.

On January 30, 2018, the Partnership’s subsidiary, KNOT Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, closed a new $100 million senior secured term loan facility (the “New Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The New Torill Facility refinanced a $73.2 million loan facility associated with the Torill Knutsen that bore interest at a rate of LIBOR plus a margin of 2.5% and was due to be paid in full in November 2018. The New Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The New Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The New Torill Facility matures in January 2024.

As of December 31, 2017, the Partnership had available liquidity of $81.1 million, which consisted of cash and cash equivalents of $46.1 million and availability under the revolving credit facilities of $35.0 million. As of April 25, 2018, the revolving credit facilities had an aggregate undrawn capacity of $13.0 million.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2017, the Partnership’s net current liabilities were $66.7 million. Included in current liabilities are short term loan obligations that mature before December 31, 2018 and are therefore, presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including amounts available to be drawn under the revolving credit facilities of $13.0 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are $50.1 million, which is comprised of $42.7 million for replacing our current vessels at the end of their useful lives and $7.4 million for drydocking maintenance and classification surveys.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	2015
Net cash provided by operating activities	$154,585	$108,445	$89,160
Net cash used in investing activities	(94,857)	(13,952)	(46,488)
Net cash used in financing activities	(41,378)	(90,345)	(49,575)
Effect of exchange rate changes on cash	90	(57)	(270)
Net increase (decrease) in cash and cash equivalents	18,440	4,091	(7,173)
Cash and cash equivalents at the beginning of the year	27,664	23,573	30,746
Cash and cash equivalents at the end of the year	46,104	27,664	23,573

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $46.1 million to $154.6 million for the year ended December 31, 2017 compared to $108.5 million for 2016. The increase was mainly due to higher earnings through the contributions from the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Raquel Knutsen being included in our results of operations as of December 15, 2017, September 30, 2017, June 1, 2017, March 1, 2017 and December 1, 2016, respectively.The increase was partially offset by increased drydocking expenditures of $6.9 million for the scheduled drydocking of the Windsor Knutsen and Carmen Knutsen in 2017 compared to drydocking expenditures of $2.5 million for the scheduled drydocking of the Bodil Knutsen in 2016.

Net cash provided by operating activities increased by $19.3 million to $108.5 million for the year ended December 31, 2016 compared to $89.2 million for 2015. The increase was mainly due to higher earnings through the contributions from the Raquel Knutsen, the Ingrid Knutsen and the Dan Sabia being included in our results of operations as of December 1, 2016, October 15, 2015, and June 15, 2015, respectively. The increase was partially offset by increased drydocking expenditures of $2.5 million for the scheduled drydocking of the Bodil Knutsen in 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities was $94.9 million for the year ended December 31, 2017 compared to $14.0 million for the year ended December 31, 2016. Net cash used in investing activities in 2017 of $94.4 million related to the following acquisitions:

(i)	The acquisition of the Tordis Knutsen on March 1, 2017, for which we paid a net cash amount to cover the difference between the purchase consideration of $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $21.1 million for a receivable, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen and plus $1.7 million of other purchase price adjustments. Net cash used in investing activities is net of cash acquired from the acquisition of the Tordis Knutsen of $0.6 million.

(ii)	The acquisition of the Vigdis Knutsen on June 1, 2017, which we paid a net cash amount to cover the difference between the purchase consideration of $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $17.9 million for a receivable, plus approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen and plus $3.7 million of other purchase price adjustments. Net cash used in investing activities is net of cash acquired from the acquisition of the Vigdis Knutsen of $3.4 million.

(iii)	The acquisition of the Lena Knutsen on September 30, 2017, which we paid a net cash amount to cover the difference between the purchase consideration of $142.0 million, less approximately $133.8 million of outstanding indebtedness, plus approximately $24.1 million for a receivable, plus approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen adjusted by $0.1 million of other purchase price adjustments. Net cash used in investing activities is net of cash acquired from the acquisition of the Lena Knutsen of $0.5 million.

(iv)	The acquisition of the Brasil Knutsen on December 15, 2017, for which we paid a net cash amount to cover the difference between the purchase consideration of $96.0 million, less $59.0 million of outstanding indebtedness, less approximately $35.2 million for a loan (the “Company Liquidity Loan”), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen and plus $3.4 million of other purchase price adjustments. Net cash used in investing activities is net of cash acquired from the acquisition of the Brasil Knutsen of $5.2 million.

(v)	Net cash used in investing activities was $14.0 million for the year ended December 31, 2016 compared to $46.5 million for the year ended December 31, 2015. Net cash used in investing activities in 2016 of $14.0 million was mainly due to the acquisition of the Raquel Knutsen for which we paid a net cash amount to cover the difference between the purchase consideration of $116.5 million less $103.5 million of outstanding indebtedness and other purchase price adjustments of $7.3 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Raquel Knutsen of $7.1 million.

Net Cash Used in Financing Activities

Net cash used in financing activities during the year ended December 31, 2017 was $41.4 million and mainly related to the following:

•	Net proceeds from issuance of common units in public offerings in January 2017 and in November 2017 of $120.9 million, of which $1.2 million was contributed from the General Partner in order to maintain the 1.85% general partner interest in the Partnership;

•	Net proceeds from issuance of Series A Preferred Units in February 2017 and in June 2017 of $87.5 million;

•	Proceeds of $100 million from the refinancing of the Hilda Knutsen;

•	Proceeds of $10 million from drawdown on the Brasil Facility (as defined below); and

•	Proceeds from drawdowns under the two revolving credit facilities of $101.5 million, of which $101.5 million was repaid during 2017. The total limit of $60 million on the two credit facilites was drawn down and repaid several times during 2017.

This was offset by the following:

•	Repayment of long-term debt of $297.7 million, of which $76.9 million was repaid in connection with refinancing of the Hilda Knutsen;

•	Payments of $1.2 million in debt issuance costs in relation to the refinancing of the Hilda Knutsen;

•	Repayments of long-term debt from related parties of $93.4 million; and

•	Payment of cash distributions to unitholders of $69.0 million, of which $3.5 million was distributions to Series A Preferred Units.

Net cash used in financing activities during the year ended December 31, 2016 was $90.3 million and mainly related to the following:

•	Proceeds from the utilization of our revolving credit facility of $30.0 million, of which $5.0 million was repaid in July 2016 and $25.0 million was repaid in January 2017; and

•	Proceeds from the Seller’s Credit and Seller’s Loan of total $25.0 million, provided by KNOT for the acquisition of the Raquel Knutsen.

This was offset by the following:

•	Repayment of long-term debt of $61.0 million;

•	Repayment of long-term debt from related parties of $24.0 million;

•	Payment of cash distributions to unitholders during 2016 of $60.2 million.

Net cash used in financing activities during the year ended December 31, 2015 was $49.6 million and mainly related to the following:

•	The net proceeds from a public offering of common units in June 2015 (the “June 2015 Offering”) of $116.6 million net of offering costs.

This was offset by the following:

•	Repayment of long-term debt of $78.3 million;

•	Repayment of long-term debt from related parties of $32.3 million;

•	Repurchase of common units of $2.3 million; and

•	Payment of cash distributions to unitholders during 2015 of $53.4 million.

Borrowing Activities

Long-Term Debt. As of December 31, 2017 and 2016, our long-term debt consisted of the following:

(U.S. Dollars in thousands)	Vessel	December 31, 2017	December 31, 2016
$220 million term loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$165,000	$180,714
$35 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	—	25,000
$140 million secured loan facility	Fortaleza Knutsen & Recife Knutsen	109,375	118,125
$117 million loan facility	Hilda Knutsen	—	76,871
Hilda loan facility	Hilda Knutsen	96,923	—
Torill loan facility	Torill Knutsen	73,177	78,105
$172.5 million secured loan facility	Dan Cisne, Dan Sabia	91,339	100,539
Ingrid loan facility	Ingrid Knutsen	61,085	67,652
Raquel loan facility	Raquel Knutsen	68,414	73,643
$25 million Seller’s Credit and Seller’s Loan	Raquel Knutsen	—	25,000
Tordis loan facility	Tordis Knutsen	91,051	—
Vigdis loan facility	Vigdis Knutsen	92,316	—
Lena loan facility	Lena Knutsen	90,650	—
Brasil loan facility	Brasil Knutsen	69,000	—
$25 million revolving credit facility		25,000	—

Total long-term debt		1,033,330	745,649

Less: current installments		95,176	60,314
Less: unamortized deferred loan issuance costs		2,191	1,330

Current portion of long-term debt		92,985	58,984

Amounts due after one year		938,154	685,335
Less: unamortized deferred loan issuance costs		4,524	2,673
Less: $25 million Seller’s Credit and Seller’s Loan		—	25,000

Long-term debt, less current installments, Seller’s Credit and Seller’s Loan and unamortized deferred loan issuance costs		$933,630	$657,662

The Partnership’s outstanding debt of $1,033.3 million as of December 31, 2017 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
2018(1)	$76,749	$86,677
2019	61,158	262,678
2020	50,337	—
2021	50,937	70,811
2022	38,662	179,411
2023 and thereafter	54,009	101,901

Total	$331,852	$701,478

[1]	Although $68.3 million of the $73.2 million loan facility financing Torill Knutsen is due to mature in October 2018, the Partnership has classified $68.3 million of the loan facility as long-term debt on the face of the consolidated balance sheet as a result of the January 2018 refinancing transaction discussed under Note 25—Subsequent Events.

As of December 31, 2017, the interest rates on our loan agreements (other than tranche two of the Ingrid loan facility) were LIBOR plus a fixed margin ranging from 1.8% to 2.5%. On the export credit loan of $42.0 million, which is tranche two of the Ingrid loan facility, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense. See Note 2(f)—Financial Income (Expense) in the consolidated financial statements included in this Annual Report.

$220 Million Term Loan Facility and $35 Million Revolving Credit Facilities

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”) to repay existing debt under previous credit facilities and a $10.5 million seller’s credit from KNOT. The Senior Secured Loan Facility consisted of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility matures in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. As of December 31, 2017, the Revolving Credit Facility was undrawn. The Term Loan Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

On June 30, 2016, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the “Amended Senior Secured Loan Facility”), which amended the Senior Secured Loan Facility. The Amended Senior Secured Loan Facility includes a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility matures in June 2019, bears interest at LIBOR plus a fixed margin of 2.5% and has a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche. As of December 31, 2017 the new revolving credit facility was undrawn. The other material terms of the Senior Secured Loan Facility remain unaltered.

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

The Amended Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Amended Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital of the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Amended Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrowers and the guarantors were in compliance with all covenants under this facility.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS, as the borrower, entered into a senior syndicate secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen. The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the New Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Hilda Loan Facility

On May 26, 2017, the Partnership’s subsidiary, KNOT Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The New Hilda Facility is repayable in 28 consecutive quarterly installments with a balloon payment of $58.5 million due at maturity. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

The New Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Torill Loan Facility

In November 2011, Knutsen Shuttle Tankers 15 AS, the subsidiary owning the Torill Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Old Torill Facility”). The Old Torill Facility was repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Old Torill Facility bore interest at LIBOR plus a fixed margin of 2.5%. The facility was secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Old Torill Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. The Old Torill Facility contained the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Old Torill Facility also identified various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

On January 30, 2018, Knutsen Shuttle Tankers 15 AS closed a new $100 million senior secured term loan facility which replaced the Old Torill Facility (the “New Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The New Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The New Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The New Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the New Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

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

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia. The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity in September 2023 and January 2024, respectively.

The Dan Cisne Facility and Dan Sabia Facility contain the following financial covenants:

•	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrowers and the guarantor were in compliance with all covenants under this facility.

Ingrid Loan Facility

In June 2012, Knutsen NYK Shuttle Tankers 16 AS, the subsidiary owning the Ingrid Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Ingrid Facility”). The Ingrid Facility includes two tranches. Tranche one is a commercial bank loan of $19.1 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%.

Tranche two is an export credit loan of $42.0 million, repayable in semi-annual installments and maturing in November 2025. Tranche two bears interest at an annual fixed rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The facility is secured by a vessel mortgage on the Ingrid Knutsen. The Ingrid Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Ingrid Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Ingrid Facility contains the following financial covenants:

•	Market value of the Ingrid Knutsen shall not be less than 125% of the outstanding balance under the Ingrid Facility;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Ingrid Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Raquel Loan Facility

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

The Raquel Facility contains the following financial covenants:

•	Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Seller’s Credit and Seller’s Loan

As part of financing for the purchase of the Raquel Knutsen, on December 1, 2016, KNOT provided a $13.0 million seller’s credit (the “Seller’s Credit”) and a $12.0 million seller’s loan (the “Seller’s Loan”), each of which was guaranteed by the Partnership, had a maturity date of December 2021 and bore interest at LIBOR plus a fixed margin of 4.5%. Accrued interest on the Seller’s Credit and the Seller’s Loan accumulated and was capitalized. On January 13, 2017, the Seller’s Credit and the Seller’s Loan were repaid in full.

Tordis Loan Facility

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

The Tordis Facility contains the following financial covenants:

•	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Vigdis Loan Facility

In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the “Vigdis Facility”). At the time of the acquisition of the Vigdis Knutsen on June 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen. The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Vigdis Facility contains the following financial covenants:

•	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Lena Loan Facility

In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen, as the borrower, entered into a secured loan facility (the “Lena Facility”). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen. The Lena Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Lena Facility contains the following financial covenants:

•	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Brasil Loan Facility

In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen, as the borrower, entered into a secured loan facility (the “Brasil Facility”). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $41.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen. The Brasil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Brasil Facility contains the following financial covenants:

•	Market value of the Brasil Knutsen shall not be less than 125% of the of the outstanding balance under the Brasil Facility for the first four years, and 135% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Anna Loan Facility

In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen, as the borrower, entered into a secured loan facility (the “Anna Facility”). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Anna Knutsen. The Anna Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Anna Facility contains the following financial covenants:

•	Market value of the Anna Knutsen shall not be less than 130% of the aggregate outstanding balance under the Anna Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

$25 Million Revolving Credit Facility

On August 31, 2017, KNOT Shuttle Tankers AS entered into an unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2019, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2017, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $294.7 million based on total interest bearing debt outstanding of $1,033.3 million, less interest rate swaps of $650.5 million, less a 3.85% fixed rate export credit loan of $42.0 million and less cash and cash equivalents of $46.1 million. Our interest rate swap contracts mature between April 2018 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.69%.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of December 31, 2017, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 249.9 million. We do not apply hedge accounting for derivative instruments.

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

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,723 million as of December 31, 2017. With respect to the vessels, based on broker valuations as of December 31, 2017 on a charter free basis, we believe the aggregate market value of these vessels was less than their aggregate carrying value as of that date. We believe the aggregate amount of this deficit as of December 31, 2017 for the vessels was approximately $168 million. These vessels do, however, have fixed rates charters contracts. We did not identify any impairment indicators for our vessels as of December 31, 2017, and we believe that undiscounted cash flows for each of these vessels significantly exceeded the applicable carrying value as of December 31, 2017, and, accordingly, have not recorded impairment charges.

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

Purchase Price Allocation, Including Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as above-market contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. No goodwill or intangible assets arose as a result of acquisitions carried out for the years ended December 31, 2017, 2016 and 2015.

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

Judgments and Uncertainties. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2017 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2017, we determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2017 and 2016, we had a valuation allowance for deferred tax assets of $15.7 million and $12.4 million, respectively.

Recently Adopted Accounting Standards

In July 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, Simplifying the Measurement of Inventory. The new guidance simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value and only one measure of net realizable value should be calculated. Net realizable value is the estimated selling price in the ordinary course of business, minus reasonably predicable costs of completion, disposal and transportation. The standard is effective for annual periods beginning after December 15, 2016, including interim periods within those annual periods. The Partnership has adopted the standard, which did not impact the Partnership’s consolidated financial statements.

There are no other recent accounting pronouncements whose adoption had a material impact on the consolidated financial statements in the current year.

New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606), as subsequently updated by the FASB, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. This update creates a five-step model and requires a company to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligation in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. Under the new standard, additional qualitative and quantitative disclosures are required. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership made an assessment on the various implementation aspects of ASU 2014-09 and its amendments and concluded that the effect of the implementation of this new guidance will cause no material cumulative effect to the Partnership’s future or historical financial position, results of operations or cash flows. The ASC 606 is effective for the Partnership January 1, 2018 and the Partnership will apply the modified retrospective approach. Prior periods will not be retrospectively adjusted.

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). The objective of the revised guidance for leasing is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The Partnership is the lessor for its vessels that operate on time charters and bareboat charters. Accounting by a lessor is largely unchanged from the previous standard. The Partnership does not have any material leased assets. A lessee will be required to recognize in its balance sheet a lease liability to make lease payments and a right-of-use asset. The standard provides for optional practical expedients in implementing the standard under the modified retrospective approach. The practical expedients will, if elected, allow an entity to continue to account for leases that commence before the effective date in accordance with the previous standard, unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases. In January 2018, the FASB issued a proposed amendment to ASU 2016-02 that would allow lessors to elect, as a practical expedient, to not separate lease and non-lease components and allow these components to be accounted for as a single lease component if both (i) the timing and pattern of the revenue recognition for the non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease. If the proposed practical expedient mentioned above is adopted and elected, it is expected that revenue from time charters will be presented under a single lease component presentation. However, without the proposed practical expedient, it is expected that time charter revenue will be separated into lease and non-lease components, respectively. The standard is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted. The standard requires a modified retrospective transition method for all entities. Based upon preliminary assessments performed to date, the Partnership does not expect material effects on the accounting for existing leases applied in the consolidated financial statements. The Partnership will adopt ASC 842 and implement the revised guidance as of January 1, 2019.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The new guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership will implement the guidance in the interim periods after December 15, 2017 and does not expect a material impact on its consolidated statement of cash flow.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership will implement the guidance in the interim periods after December 15, 2017 and does not expect a material impact on its consolidated statement of cash flow.

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business. The amendments clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of businesses. The amendments provide a screen to determine when an acquisition is not a business. The screen may apply when substantially all of the fair value related to a single, or group of similar, identifiable asset(s). If the screen is not met, it (1) requires that to be considered a business, an acquisition must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) removes the evaluation of whether a market participant could replace the missing elements. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The new standard will be applied prospectively and will be implemented by the Partnership on January 1, 2018. The impact on the consolidated financial statements will depend on facts and circumstances of any future acquisition.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

Please read “Item 5. Operating and Financial Review and Prospects—Market Overview and Trends.”

E. Off-Balance Sheet Arrangements

At December 31, 2017, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2017:

	Payments Due by Period
(U.S. Dollars in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$1,033,330	$163,426	$374,173	$339,821	$155,910
Interest commitments on long-term debt (1)	125,736	38,728	48,564	29,591	8,853
Interest commitments on interest rate swaps (2)	10,715	1,866	4,623	3,567	659
Total	$1,169,781	$204,020	$427,360	$372,979	$165,422

(1)	The interest commitments on long-term debt have been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2017, plus the applicable margin for all periods presented.
(2)	We have entered into interest rate swap contracts and under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest and payments and make fixed interest rate payments. The interest commitments on interest rate swaps have been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2017.

G. Safe Harbor

Please read “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	67	Chairman of the Board of Directors
John Costain	54	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	72	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	70	Director and Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	70	Director and Member of the Audit Committee
Richard Beyer	49	Director
Takuji Banno	51	Director
Simon Bird	58	Director

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

Hans Petter Aas has served on our board of directors since 2013. Mr. Aas has had a long career as a banker in the international shipping and offshore markets and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA in August 2008. Mr. Aas joined DnB NOR Bank ASA (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also the Chairman of the board of directors of Ship Finance International Limited and a director of Seadrill Limited, Golden Ocean Group Limited, Deep Sea Supply Plc, Gearbulk Holding Ltd., and Solvang ASA. Mr. Aas has a degree from the Norwegian School of Economics and Business Administration.

Edward A. Waryas, Jr. has served on our board of directors since 2013. He was Vice President-Marine Business Development for Lloyd’s Register North America, Inc. where he was responsible for marine business development, account management, marketing and product development in North America. Prior to joining Lloyd’s Register North America, Inc. in 2000, Mr. Waryas was President of the marine division of Clay Marketing & Public Relations, Inc., as well as President of Windward Maritime, LLC, a maritime consultancy company. In the 1990s, Mr. Waryas was Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to these positions, Mr. Waryas was a

U.S. Coast Guard licensed engineer for Mobil Shipping & Transportation Company. While at Mobil Shipping & Transportation Company, Mr. Waryas served as chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas is a member of the North American panel for Intertanko and a former member of American Petroleum Institute’s Marine Committee. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

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

Richard Beyer has served on our board of directors since April 2017 when he was appointed by our general partner to replace Mr. Hiroaki Nishiyama as an appointed director. Mr. Beyer has been a member of the board of directors of the Partnership’s general partner and KNOT UK since 2013 and is a director of NYK Group Europe Limited and NYK Energy Transport (Atlantic) Limited. Before joining NYK Group in 2007, Mr. Beyer was a Senior Legal Adviser to BP Shipping Limited. Mr. Beyer was admitted as an English solicitor in 1995.

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

Simon Bird has served on our board of directors since May 2015. Mr. Bird is currently Director Humber for Associated Ports, a board role, having taken up this position in September 2015. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held various positions at British Aerospace plc, Thorn EMI plc, Philips, the Royal Navy and Her Majesty’s Diplomatic Service. Mr. Bird is also a director of Bristol Bulk Company, the chairman of UK Major Parts Group, a vice chairman of Maritime UK and a member of the Strategic Advisory Group of the Royal Navy.

John Costain has served as our Chief Executive Officer and Chief Financial Officer since June 2015. From February 2013 until May 2015, Mr. Costain served as a member our board of directors. Since 2004, Mr. Costain has also been employed by Tankers (UK) Agencies Ltd, which acts as agent to Tankers International Ltd. serving as Finance Director since 2005. At Tankers (UK) Agencies Ltd, Mr. Costain is responsible for group reporting results under U.S. GAAP. Mr. Costain also serves on the board of directors of Tankers International Ltd. From 1991 to 2004, Mr. Costain held various positions at Euronav (UK) Agencies Ltd., including Finance Director and Managing Director of the offshore holding shipping company, as well as other positions in finance. Mr. Costain is a Chartered Accountant with a degree in Civil Engineering from Manchester University.

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

Executive Compensation

Pursuant to the administrative services agreement, John Costain, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Costain is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2017, we incurred total costs, expenses and fees under this agreement of approximately $1.8 million (which includes $1.1 million that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Costain entered into an employment agreement with KNOT UK effective June 1, 2015. Pursuant to the employment agreement, Mr. Costain serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 213,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), 30 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Costain’s employment may be terminated on 6 months’ prior written notice by either Mr. Costain or KNOT UK. In addition, Mr. Costain’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Costain on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Costain from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2017, Mr. Costain received $284,963 in total compensation.

In addition, an accrual of $nil for 2017 was made to cover insurance and pension expenses for Mr. Costain.

Compensation of Directors

Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2017 each of our directors and our Chairman received aggregate compensation of $50,000. Members of the audit and conflicts committees each received a committee fee of $12,000 and the Chairman of each such committee received a fee of $15,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, Richard Beyer, Takuji Banno, Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Beyer and Mr. Bannno and have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2018. Mr. Beveridge is designated as the Class II elected director and will serve until our annual meeting of unitholders in 2019, Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2020, Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2021. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2017, we directly employed one onshore employee and no seagoing employees. As of December 31, 2017, KNOT, through subsidiaries and affiliated companies, employed approximately 481 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

Other than those common units in which Trygve Seglem may be deemed to share beneficial ownership, as of April 25, 2018, there were no common units beneficially owned by our current directors or executive officer. Please read “Item 7. Major Unitholders and Related Party Transactions—Major Unitholders.”

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership of our common units as of April 25, 2018 by each person that we know to beneficially own more than 5.0% of our common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	8,657,868	26.5%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(2)	2,048,663	6.3%
Oppenheimer Funds Inc. (3)	1,812,087	5.5%

(1)	KNOT is a joint venture between TSSI and NYK Europe, each of which owns a 50% interest in KNOT. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding AS (“Seglem Holding”), of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the 8,657,868 common units held by KNOT and our general partner.
(2)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 1,602,011 units and shared dispositive power as to 2,048,663 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on February 6, 2018.
(3)	Oppenheimer Funds Inc. has shared voting power and dispositive power, as to 1,812,087 common units. This information is based on the Schedule 13G/A filed by Oppenheimer Funds Inc. on February 7, 2018.

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

As of April 25, 2018, we had 3,750,000 Series A Preferred Units issued and outstanding, of which 2,083,333 units, 1,250,000 units and 416,677 units are held by OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP., respectively. Please read “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018—Series A Convertible Preferred Units.”

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

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of 26.5% of our common units as of April 25, 2018.

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to since January 1, 2015 are discussed below.

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

Indemnification

Pursuant to the Omnibus Agreement, KNOT indemnified us until April 15, 2018 (and KNOT indemnifies us for a period of at least three years after our purchase of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable) against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of our IPO are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by KNOT for environmental and toxic tort liabilities. No claim may be made unless the aggregate U.S. Dollar amount of all claims exceeds $500,000, in which case KNOT is liable for claims only to the extent such aggregate amount exceeds $500,000.

KNOT also indemnifies us for liabilities related to:

•	certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arose before April 15, 2018 (or, in the case of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, within three years after our purchase of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable); and

•	certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

Amendments

The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen

If at any time until April 15, 2018, the Bodil Knutsen was not receiving from any charterer a hire rate equal to or greater than the hire rate payable under the initial Bodil Knutsen charter, then KNOT was required to pay us such hire rate that would have been in effect and payable under the initial Bodil Knutsen charter; provided, however, that in the event that, if at any time until April 15, 2018, the Bodil Knutsen was chartered under a charter other than the initial Bodil Knutsen charter and the hire rate being paid under such charter was lower than the hire rate that would have been in effect and payable under the initial Bodil Knutsen charter during any such period, then KNOT was required to pay us the difference between the hire rate that would have been in effect and payable under the initial Bodil Knutsen charter during such period and the hire rate then in effect and payable under such other charter.

If at any time until April 15, 2018, the Windsor Knutsen was not receiving from any charterer a hire rate that is equal to or greater than the hire rate payable under the initial Windsor Knutsen charter, then KNOT was required to pay us such hire rate that would have been in effect and payable under the initial Windsor Knutsen charter; provided, however, that in the event that, if at any time until April 15, 2018, the Windsor Knutsen was chartered under a charter other than the initial Windsor Knutsen charter and the hire rate being paid under such charter was lower than the hire rate that would have been in effect and payable under the initial Windsor Knutsen charter during any such period, then KNOT was required to pay us the difference between the hire rate that would have been in effect and payable under the initial Windsor Knutsen charter during such period and the hire rate then in effect and payable under such other charter; provided, further, that the hire rate that would have been in effect and payable under the initial Windsor Knutsen charter during the period between the final termination date of the initial Windsor Knutsen charter (assuming that all extension options thereunder would have been exercised) and the last day of the five-year period following the closing date of our IPO was be deemed to have been the hire rate that would have been in effect and payable during the last option extension period under the initial Windsor Knutsen charter (assuming that all extension options thereunder would have been exercised).

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

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, which operate under time charters, is subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee. Please read “— Management and Administration Agreements”.

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

Annual management fee. Pursuant to each of the technical management agreements, each of KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, Knutsen Shuttle Tankers 13 AS, Knutsen Shuttle Tankers 14 AS, Knutsen Shuttle Tankers 15 AS, Knutsen NYK Shuttle Tankers 16 AS, Knutsen Shuttle Tankers 19 AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS and KNOT Shuttle Tankers 32 AS as owners, paid a fee of $0.52 million per year for 2017 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2018 has been set at $0.55 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

Term. Each of the technical management agreements for the Windsor Knutsen and the Bodil Knutsen continues indefinitely until terminated by either party after giving three months’ written notice. Each of the technical management agreements for the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen continues indefinitely until terminated by either party after giving six months’ notice.

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

KNOT Management also may terminate each technical management agreement if the applicable owner elects to provide officers and, for any reason within its control, fails to (1) procure that all officers and ratings supplied by it or on its behalf comply with the requirements of the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, as amended in 1995, or (2) instruct such officers and ratings to obey all reasonable orders of KNOT Management in connection with the operation of KNOT Management’s safety management system. The manager may only terminate if the owner is given notice of such default and fails to cure within a reasonable time to the satisfaction of the manager.

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

Management and Administration Agreements

The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements pursuant to which the subsidiaries that own and operate these vessels paid a fee of $0.03 million per year per vessel for 2017 to either KNOT Management or KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual fee for 2018 has been set at $0.05 million per vessel. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements continue indefinitely until terminated by either party after giving two months’ written notice, in the case of the Dan Sabia and Dan Cisne agreements or three months’ written notice, in the case of the Recife Knutsen and Fortaleza Knutsen agreements. The management and administration agreements also may be terminated by the owner or manager on terms similar to the technical management agreements.

Acquisition of the Dan Sabia

In June 2015, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the shuttle tanker the Dan Sabia for consideration of $103.0 million less approximately $64.5 million of outstanding indebtedness related to the vessel and other purchase price adjustments of $2.7 million. The purchase price was settled by way of a cash payment financed by proceeds from our common unit offering in June 2015. The Conflicts Committee approved the acquisition.

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

Acquisition of the Tordis Knutsen

In February 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT 24, the company that owns and operates the shuttle tanker the Tordis Knutsen for consideration of $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the vessel, plus approximately $21.1 million for a receivable owed by KNOT to KNOT 24, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen and other purchase price adjustments of $1.7 million. On the closing of the acquisition on March 1, 2017, KNOT 24 repaid approximately $42.8 million of the indebtedness and KNOT repaid the receivable. The cash portion of the purchase price was financed with the proceeds from our sale and issuance of 2,083,333 Series A Preferred Units which closed on February 2, 2017. See Note 23—Equity Offerings and Sale of Series Preferred Units—Sale of Preferred Units in the consolidated financial statements included in this Annual Report. The Conflicts Committee approved the acquisition of the Tordis Knutsen.

Acquisition of the Vigdis Knutsen

In May 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT 25, the company that owns and operates the shuttle tanker the Vigdis Knutsen for consideration of $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the vessel, plus approximately $17.9 million for a receivable owed by KNOT to KNOT 25, plus approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen and plus other purchase price adjustments of $.3.7 million for working capital and interest rate swaps. On the closing of the acquisition on March 1, 2017, KNOT 25 repaid approximately $42.9 million of the indebtedness and KNOT repaid the receivable. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Vigdis Knutsen.

Acquisition of the Lena Knutsen

In August 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT 26, the company that owns and operates the shuttle tanker the Lena Knutsen for consideration of $142.0 million, less approximately $133.8 million of outstanding indebtedness related to the vessel, plus approximately $24.1 million for a receivable owed by KNOT to KNOT 26, plus approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen and less other purchase price adjustments of $0.1 million. On the closing of the acquisition on September 30, 2017, KNOT 26 repaid approximately $41.9 million of the indebtedness and KNOT repaid the receivable. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Lena Knutsen.

Acquisition of the Brasil Knutsen

In December 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT 32, the company that owns and operates the shuttle tanker the Brasil Knutsen for consideration of $96.0 million, less $59.0 million of outstanding indebtedness related to the vessel, less approximately $35.2 million for a loan owed by KNOT 32 to KNOT (the “Company Liquidity Loan”), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen and other purchase price adjustments of $3.4 million. On the closing of the acquisition on December 15, 2017, KNOT 32 paid the Company Liquidity Loan in full. The cash portion of the purchase price was financed with the proceeds from our public offering of 3,000,000 common units which closed on November 9, 2017. See Note 23—Equity Offerings and Sale of Series Preferred Units—Equity Offerings in the consolidated financial statements included in this Annual Report. The Conflicts Committee approved the acquisition. The Conflicts Committee approved the acquisition of the Brasil Knutsen.

Please read Note 22—Business Acquisitions in the consolidated financial statements included in this Annual Report.

Acquisition of the Anna Knutsen

In February 2018, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT 30, the company that owns the shuttle tanker, Anna Knutsen, for a purchase price of $120.0 million, less approximately $106.8 million of outstanding indebtedness related to the Anna Knutsen, plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsen. On the closing of the acquisition on March 1, 2018, KNOT 30 repaid approximately $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled in cash and is subject to certain post-closing adjustments for working capital and interest rate swaps. The Conflicts Committee approved the acquisition of the Anna Knutsen.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2017 and included in the consolidated financial statements. Please read Note 19—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended December 31, 2017
(U.S. Dollars in thousands)
Statement of Operations Data:
Time charter and bareboat revenues	$—
Other income	1,499
Operating expenses	4,617
General and administrative expenses	2,189
Finance income (expense)	(52)
Total income (expense)	$(5,359)

Payables to KNOT and KOAS were $4.6 million and $0.9 million, respectively, for the year ended December 31, 2017. In addition, included in trade accounts payable, trading balances due to KOAS were $0.9 million and trading balances due to KNOT were $0.5 million for the year ended December 31, 2017. Outstanding balances are settled on a monthly basis.

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

Distributions to KNOT

We have declared and paid quarterly distributions totaling $21.8 million and $21.6 million to KNOT for each of the years ended December 31, 2017 and 2016, respectively.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

•	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended with the approval of a majority of the outstanding common units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of April 25, 2018, there were 3,750,000 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—Risk Factors” for a discussion of these factors.

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

Series A Convertible Preferred Units

The Series A Preferred Units rank senior to the common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any unpaid Series A cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the board of directors of the Partnership.

During the year ended December 31, 2017, the aggregate amount of cash distributions paid to the holders of the Series A Preferred Units was $3.5 million.

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

During the year ended December 31, 2017, the aggregate amount of cash distributions paid to common unitholders was $64.3 million.

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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target	Unitholders	General Partner	Holders of Incentive Distribution Rights
Minimum Quarterly Distribution	$0.375	98.15%	1.85%	0%
First Target Distribution	up to $0.43125	98.15%	1.85%	0%
Second Target Distribution	above $0.43125 up to $0.46875	85.15%	1.85%	13.0%
Third Target Distribution	above $0.46875 up to $0.5625	75.15%	1.85%	23.0%
Thereafter	above $0.5625	50.15%	1.85%	48.0%

B. Significant Changes

Please read Note 25—Subsequent Events in the consolidated financial statements included in this Annual Report.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The high and low sales prices of our common units as reported by the NYSE, for the quarters and months indicated, are as follows:

	High	Low
Year ended December 31, 2017	$24.67	$19.15
Year ended December 31, 2016	23.95	9.68
Year ended December 31, 2015	26.49	10.38
Year ended December 31, 2014	29.89	18.78
Year ended December 31, 2013(1)	29.39	20.68
Second quarter 2018 (2)	21.00	19.40
First quarter 2018	22.30	19.15
Fourth quarter 2017	23.85	19.15
Third quarter 2017	24.00	22.11
Second quarter 2017	24.42	20.85
First quarter 2017	24.67	21.00
Fourth quarter 2016	23.95	18.90
Third quarter 2016	21.00	18.00
Second quarter 2016	20.80	16.07
First quarter 2016	17.70	9.68
Month ended April 30, 2018 (2)	21.00	19.40
Month ended March 31, 2018	20.65	19.50
Month ended February 28, 2018	21.33	19.15
Month ended January 31, 2018	22.30	20.75
Month ended December 31, 2017	21.10	19.15
Month ended November 30, 2017	23.45	19.80
Month ended October 31, 2017	23.85	22.90

(1)	For the period from April 9, 2013 through December 31, 2013.
(2)	For the period from April 1, 2018 through April 24, 2018.

B. Plan of Distribution

Not applicable.

C. Markets

Our common units started trading on the NYSE under the symbol “KNOP” on April 9, 2013.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A/A filed with the SEC on June 30, 2017.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

(2)	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS, as amended by Amendment No. 1, dated May 7, 2015. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”

(3)	Management and Administration Agreements with respect to each of the Fortaleza Knutsen, Recife Knutsen, Dan Cisne and Dan Sabia and Technical Management Agreements with respect to each of the other vessels in our fleet. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements” and “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements”, respectively.

(4)	Term Facility Agreement, dated June 10, 2014, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$140 Million Secured Loan Facility.”

(5)	Amendment and Restated Agreement, dated June 30, 2016, related to the Term and Revolving Facilities Agreement, dated June 10, 2014, among KNOT Shuttle Tankers 18 AS, Knot Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$220 Million Term Loan Facility and $35 Million Revolving Credit Facilities.”

(6)	Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Hilda Loan Facility.”

(7)	Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Loan Facility.”

(8)	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(9)	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Cisne Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(10)	Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Sabia Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(11)	Amended and Restated Term Loan Facility Agreement, dated June 7, 2012, among Knutsen NYK Shuttle Tankers 16 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated February 5, 2015, and the Second Supplemental Agreement, dated October 13, 2015. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Ingrid Loan Facility.”

(12)	Facility Agreement, dated December 17, 2014, among Knutsen Shuttle Tankers 19 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated November 29, 2016. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Loan Facility.”

(13)	Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Loan Facility.”

(14)	Seller’s Credit and Seller’s Loan, dated December 1, 2016, between KNOT Shuttle Tankers AS, Knutsen NYK Offshore Tankers AS and KNOT Offshore Partners LP. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt— $25 Million Seller’s Credit and Seller’s Loan.”

(15)	Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, as borrowers, and the other parties thereto, as amended and restated on October 23, 2015. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt— Tordis Loan Facility”, “—Vigdis Loan Facility” and “—Lena Loan Facility”

(16)	Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tordis Loan Facility.”

(17)	Accession Letter, dated June 1, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Vigdis Loan Facility.”

(18)	Accession Letter, dated September 29, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Lena Loan Facility.”

(19)	Term Loan Facility Agreement, dated June 27, 2017, among KNOT Shuttle Tankers 32 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated December 15, 2017. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Brasil Loan Facility.”

(20)	Accession Letter, dated December 15, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 32 AS and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Brasil Loan Facility.”

(21)	Term Loan Facility Agreement, dated September 30, 2016, among KNOT Shuttle Tankers 30 AS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Anna Loan Facility.”

(22)	Accession Letter, dated March 1, 2018, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 30 AS and Nordea Bank AB. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Anna Loan Facility.”

(23)	Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and John Costain. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”

(24)	Share Purchase Agreement, dated November 1, 2016, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Raquel Knutsen.”

(25)	Share Purchase Agreement, dated February 14, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Tordis Knutsen.”

(26)	Share Purchase Agreement, dated May 16, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS, as amended by the Addendum, dated May 30, 2017. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Vigdis Knutsen.”

(27)	Share Purchase Agreement, dated August 9, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS, as amended by the Addendum, dated September 26, 2017. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Lena Knutsen.”

(28)	Share Purchase Agreement, dated December 15, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Brasil Knutsen.”

(29)	Share Purchase Agreement, dated February 20, 2018, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Anna Knutsen.”

(30)	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016, the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017 and the Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017. Please read “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018—Series A Convertible Preferred Units.”

(31)	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto. Please read “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018—Series A Convertible Preferred Units.”

(32)	Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP. Please read “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2017 and Early 2018—Series A Convertible Preferred Units.”

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

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans, or individual retirement accounts or former citizens or long-term residents of the United States), persons who hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10% of our equity (in terms of voting power or equity value) and that is:

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

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If we make distributions to U.S. Holders in excess of our earnings and profits, the excess portion of those distributions will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to distributions that they receive from us. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) our common units are readily tradable on an established securities market in the United States (such as the NYSE, on which our common units are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (3) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Because of the uncertainty of these matters, including whether we are or will be a PFIC, there is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Any such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

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

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent such distributions constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

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

As of December 31, 2017, we were party to interest rate swap contracts with a combined notional amount of approximately $650.5 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.25% per annum and 2.49% per annum for all periods. The interest rate swap contracts mature between October 2018 and February 2025. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2017 are as follows:

	December 31, 2017
(U.S. Dollars in thousands)	Notional Amount	Fair Value (asset)
Interest rate swap contracts	$650,501	$9,675

As of December 31, 2017, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $294.7 million, based on our total interest bearing debt of approximately $1,033.3 million, less the notional amount of our floating to fixed interest rate swap contracts of approximately $650.5 million, less a 3.85% fixed rate export credit loan of $42.0 million and less cash and cash equivalents of $46.1 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.9 million on an annual basis as of December 31, 2017. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

As of December 31, 2017, we had entered into foreign exchange forward contracts, selling a total notional amount of $30.0 million against NOK at an average exchange rate of NOK 8.33 per 1 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2017 and 2016, seven and six customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

As of December 31, 2017, we were in compliance with all covenants under our debt agreements.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2017.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2017.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a–15(f) under the Exchange Act) that occurred during the year ended December 31, 2017.

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

Our principal accountant for 2017 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2017 and 2016.

Fees Incurred by the Partnership for Ernst & Young AS’ Services:

	2017	2016
Audit Fees	$703,924	$611,679
Audit-Related Fees	55,128	48,926
Tax Fees	2,815	3,503

	$761,867	$664,108

Audit Fees

Audit fees for 2017 and 2016 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees for 2017 and 2016 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

Tax fees for 2017 and 2016 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

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

The following financial statements listed below and set forth on pages F-3 through F-47, together with the related report of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Certificate of Limited Partnership of KNOT Offshore Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

1.2	Third Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of June 30, 2017 (incorporated by reference to Exhibit 3.2 of the registrant’s Report on Form 8-A/A filed on June 30, 2017)

4.1	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.2	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.3	Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.4	Form of Ship Management Agreement, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.5	Form of Ship Management Agreement, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.6	Term Facility Agreement, dated June 10, 2014, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the registrant’s report on Form 6-K filed on December 9, 2014)

4.7	Amendment and Restated Agreement, dated June 30, 2016, related to the Term and Revolving Facilities Agreement, dated June 10, 2014, among KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 7, 2016)

4.8	Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on August 10, 2017)

4.9*	Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto

4.10	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.15 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.11	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.16 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.12	Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014 (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 29, 2015)

4.13	Amended and Restated Term Loan Facility Agreement, dated June 7, 2012, among Knutsen NYK Shuttle Tankers 16 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated February 5, 2015, and the Second Supplemental Agreement, dated October 13, 2015 (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on December 3, 2015)

4.14	Facility Agreement, dated December 17, 2014, among Knutsen Shuttle Tankers 19 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated November 29, 2016 (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on December 5, 2016)

4.15	Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on December 5, 2016)

4.16	Seller’s Credit and Seller’s Loan, dated December 1, 2016, between KNOT Shuttle Tankers AS, Knutsen NYK Offshore Tankers AS and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.4 to the registrant’s report on Form 6-K filed on December 5, 2016)

4.17	Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, as borrowers, and the other parties thereto, as amended and restated on October 23, 2015 (incorporated by reference to Exhibit 4.27 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2016 filed on March 17, 2017)

4.18	Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.28 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2016 filed on March 17, 2017)

4.19	Accession Letter, dated June 1, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on August 10, 2017)

4.20	Accession Letter, dated September 29, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on November 6, 2017)

4.21*	Term Loan Facility Agreement, dated June 27, 2017, among KNOT Shuttle Tankers 32 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated December 15, 2017

4.22*	Accession Letter, dated December 15, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 32 AS and ABN AMRO Bank N.V.

4.23*	Term Loan Facility Agreement, dated September 30, 2016, among KNOT Shuttle Tankers 30 AS, as borrower, and the other parties thereto

4.24*	Accession Letter, dated March 1, 2018, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 30 AS and Nordea Bank AB

4.25	Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and John Costain (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.26	Share Purchase Agreement, dated November 1, 2016, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 5, 2016)

4.27	Share Purchase Agreement, dated February 14, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.33 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2016 filed on March 17, 2017)

4.28	Share Purchase Agreement, dated May 16, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on May 17, 2017)

4.29	Addendum, dated May 30, 2017, to Share Purchase Agreement, dated May 16, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.4 to the registrant’s report on Form 6-K filed on August 10, 2017)

4.30	Share Purchase Agreement, dated August 9, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.5 to the registrant’s report on Form 6-K filed on August 10, 2017)

4.31	Addendum, dated September 26, 2017, to Share Purchase Agreement, dated August 9, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on November 6, 2017)

4.32*	Share Purchase Agreement, dated December 15, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS

4.33*	Share Purchase Agreement, dated February 20, 2018, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS

4.34	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 6, 2016)

4.35	Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.36	First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.37	Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017, between KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on May 17, 2017)

4.38	Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 30, 2017)

4.39	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on February 2, 2017)

8.1*	Subsidiaries of KNOT Offshore Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP

By:	/s/ John Costain
Name:	John Costain
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 25, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of KNOT Offshore Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP (the “Partnership”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AS

We have served as the Partnership’s auditor since 2013.

Oslo, Norway

April 25, 2018

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations

For the Years Ended December 31, 2017, 2016 and 2015

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2017	2016	2015
Operating revenues: (Notes 2(e), 5 and 19)
Time charter and bareboat revenues	$212,501	$172,878	$154,750
Loss of hire insurance recoveries (Notes 2(t) and 8)	5,176	—	—
Other income	1,526	793	274

Total revenues (Notes 2(e), 5, 6 and 19)	219,203	173,671	155,024

Operating expenses: (Note 19)
Vessel operating expenses (Note 2(e))	46,709	30,903	27,543
Depreciation (Note 14)	71,583	56,230	48,844
General and administrative expenses	5,555	4,371	4,290
Goodwill impairment charge (Note 9)	—	—	6,217

Total operating expenses	123,847	91,504	86,894

Operating income	95,356	82,167	68,130

Finance income (expense): (Notes 2(f) and 19)
Interest income	248	24	8
Interest expense (Note 10(a))	(30,714)	(20,867)	(17,451)
Other finance expense (Note 10(b))	(1,406)	(1,311)	(504)
Realized and unrealized gain (loss) on derivative instruments (Note 11)	4,831	1,213	(9,695)
Net gain (loss) on foreign currency transactions	(267)	(139)	(105)

Total finance expense	(27,308)	(21,080)	(27,747)

Income before income taxes	68,048	61,087	40,383
Income tax benefit (Notes 2(r) and 18)	16	15	59

Net income	$68,064	$61,102	$40,442

Series A Preferred unitholders’ interest in net income	$5,253	$—	$—
General Partner’s interest in net income	1,160	1,256	767
Limited Partners’ interest in net income	61,651	59,846	39,675
Earnings per unit (Basic): (Note 21)
Common unit (basic)	$2.050	$2.291	$1.499
Subordinated unit (basic)	$—	$1.542	$1.708
General Partner unit (basic)	$2.046	$2.248	$1.487
Earnings per unit (Diluted): (Note 21)
Common unit (diluted)	$2.037	$2.291	$1.499
Subordinated unit (diluted)	$—	$1.542	$1.708
General Partner unit (diluted)	$2.046	$2.248	$1.487

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2017, 2016 and 2015

(U.S. Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015
Net income	$68,064	$61,102	$40,442
Other comprehensive income, net of tax	—	—	—

Comprehensive income	$68,064	$61,102	$40,442

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2017 and 2016

(U.S. Dollars in thousands)

	At December 31, 2017	At December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents (Notes 2(g) and 12)	$46,104	$27,664
Trade accounts receivable, less allowance for doubtful accounts of $0 in 2017 and $0 in 2016 (Notes 2(i) and 13(a))	—	—
Amounts due from related parties (Note 19(d))	571	150
Inventories (Note 2(j))	2,241	1,176
Derivative assets (Notes 2(q), 11 and 12)	1,579	—
Other current assets (Notes 2(k) and 13(b))	5,610	2,089

Total current assets	56,105	31,079

Long-term assets:
Vessels, net of accumulated depreciation (Notes 2(l), 2(m), 2(n), 14 and 19(f))	1,723,023	1,256,889
Intangible assets, net (Notes 2(o) and 15(a))	2,497	—
Derivative assets (Notes 2(q), 11 and 12)	9,850	3,154
Accrued income	1,693	1,153

Total long term assets	1,737,063	1,261,196

Total assets	$1,793,168	$1,292,275

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 19(e))	$5,224	$2,221
Accrued expenses (Note 16)	6,504	3,368
Current portion of long-term debt (Notes 2(p), 12 and 17)	92,985	58,984
Current portion of derivative liabilities (Notes 2(q), 11 and 12)	978	3,304
Income taxes payable (Notes 2(r) and 18)	175	190
Current portion of contract liabilities (Notes 2(o) and 15(b))	1,518	1,518
Prepaid charter and deferred revenue (Note 2(s))	9,980	7,218
Amount due to related parties (Note 19(d))	5,450	834

Total current liabilities	122,814	77,637

Long-term liabilities:
Long-term debt (Notes 2(p), 12 and 17)	933,630	657,662
Long-term debt from related parties (Notes 12, 17 and 19)	—	25,000
Derivative liabilities (Notes 2(q), 11 and 12)	164	285
Contract liabilities (Notes 2(o) and 15(b))	6,722	8,239
Deferred tax liabilities (Notes 2(r) and 18)	624	685
Other long-term liabilities (Note 2(s))	—	1,057

Total long-term liabilities	941,140	692,928

Total liabilities	1,063,954	770,565

Commitments and contingencies (Notes 2(t) and 20)
Series A Convertible Preferred Units (Notes 23 and 24)	89,264	—
Equity:
Partners’ capital:
Common unitholders: 32,694,094 units issued and outstanding at December 31, 2017, and 27,194,094 units issued and outstanding at December 31, 2016	628,471	511,413
General partner units: 615,117 units issued and outstanding at December 31, 2017, and 558,674 units issued and outstanding at December 31, 2016	11,479	10,297

Total partners’ capital	639,950	521,710

Total liabilities and equity	$1,793,168	$1,292,275

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners’ Capital

For the Years Ended December 31, 2017, 2016 and 2015

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
	Common Units	Subordinated Units	General Partner Units
Consolidated balance at December 31, 2014	$307,544	$103,680	$8,141	$—	$419,365	$—

Net income	25,038	14,637	767	—	40,442	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(33,179)	(19,159)	(1,032)	—	(53,370)	—
Net proceeds from issuance of common units (Note 23)	114,212	—	2,419	—	116,631	—
Repurchase common units	(2,298)	—	—	—	(2,298)	—

Consolidated balance at December 31, 2015	$411,317	$99,158	$10,295	$—	$520,770	$—

Net income	54,794	5,052	1,256	—	61,102	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(48,820)	(10,088)	(1,253)	—	(60,161)	—
Conversion of subordinated units to common units	94,123	(94,123)	—	—	—	—

Consolidated balance at December 31, 2016	$511,413	$—	$10,297	$—	$521,710	$—

Net income	61,651	—	1,160	—	62,811	5,253
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(64,307)	—	(1,210)	—	(65,517)	(3,453)
Net proceeds from issuance of common units (Note 23)	119,714	—	1,232	—	120,946	—
Net proceeds from sale of Series A Convertible Preferred Units (Note 23)	—	—	—	—	—	87,464

Consolidated balance at December 31, 2017	$628,471	$—	$11,479	$—	$639,950	$89,264

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2017, 2016 and 2015

(U.S. Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015
OPERATING ACTIVITIES
Net income	$68,064	$61,102	$40,442
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	71,583	56,230	48,844
Amortization of contract intangibles / liabilities	(1,089)	(1,518)	(1,518)
Amortization of deferred revenue	(1,487)	(1,629)	(1,913)
Amortization of deferred debt issuance cost	1,737	1,198	1,149
Goodwill impairment charge	—	—	6,217
Drydocking expenditure	(6,885)	(2,595)	—
Income tax expense	(16)	(15)	(59)
Income taxes paid	(219)	(255)	(348)
Unrealized (gain) loss on derivative instruments	(7,391)	(5,033)	390
Unrealized (gain) loss on foreign currency transactions	45	93	22
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	62,391	(33)	1,008
Decrease (increase) in inventories	(358)	(20)	210
Decrease (increase) in other current assets	(1,724)	(110)	1,222
Increase in accrued revenue	(540)	(1,153)	—
Increase in trade accounts payable	2,195	45	45
Increase (decrease) in accrued expenses	142	(1,699)	(737)
Increase (decrease) prepaid revenue	1,435	3,995	(4,306)
Increase (decrease) in amounts due to related parties	(33,298)	(159)	(1,508)

Net cash provided by operating activities	154,585	108,445	89,160

INVESTING ACTIVITIES
Additions to vessel and equipment	(849)	(846)	(1,526)
Acquisition of Tordis Knutsen (net of cash acquired)	(32,374)	—	—
Acquisition of Vigdis Knutsen (net of cash acquired)	(28,321)	—	—
Acquisition of Lena Knutsen (net of cash acquired)	(32,766)	—	—
Acquisition of Brasil Knutsen (net of cash acquired)	(547)	—	—
Acquisition of Raquel Knutsen (net of cash acquired)	—	(13,106)	—
Acquisition of Ingrid Knutsen (net of cash acquired)	—	—	(8,119)
Acquisition of Dan Sabia (net of cash acquired)	—	—	(36,843)

Net cash used in investing activities	(94,857)	(13,952)	(46,488)

FINANCING ACTIVITIES
Proceeds from long-term debt (Note 17)	211,500	30,000	—
Repayment of long-term debt (Note 17)	(297,708)	(60,992)	(78,276)
Proceeds from issuance of long-term debt from related parties (Notes 17 and 19)	—	25,000	—
Repayment of long-term debt from related parties (Notes 17 and 19)	(93,369)	(24,018)	(32,253)
Payment of debt issuance cost	(1,241)	(174)	(9)
Repurchase of common units	—	—	(2,298)
Cash distribution	(68,970)	(60,161)	(53,370)
Net proceeds from issuance of common units (Note 23)	120,946	—	116,631
Net proceeds from sale of Series A Convertible Preferred Units (Note 23)	87,464	—	—

Net cash used in financing activities	(41,378)	(90,345)	(49,575)

Effect of exchange rate changes on cash	90	(57)	(270)
Net increase (decrease) in cash and cash equivalents	18,440	4,091	(7,173)
Cash and cash equivalents at the beginning of the period	27,664	23,573	30,746

Cash and cash equivalents at the end of the period	$46,104	$27,664	$23,573

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

Pursuant to the Partnership’s Agreement of Limited Partnership (the “Partnership Agreement”), the General Partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO until the time of the Partnership’s first annual meeting of unitholders (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. At the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retained the power to control the Partnership’s board of directors and hence the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT, and, as a consequence, the Partnership accounts for acquisitions of businesses under the purchase method of accounting and not as transfers of entities under common control. All acquisitions have been consolidated into the Partnership’s results as of the date of acquisition. Please read Note 2—Summary of Significant Accounting Policies and Note 22—Business Acquisitions.

As of December 31, 2017, the Partnership had a fleet of fifteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen and the Brasil Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed long-term charter contracts to charterers, with expiration dates between 2018 and 2025. Please see Note 6—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering, raising $54.9 million in net proceeds. See Note 23—Equity Offerings and Sale of Series A Preferred Units.

On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 8.0% Series A Convertible Preferred Units (the “Series A Preferred Units”) at a price of $24.00 per unit. After deducting fees and expenses the net proceeds from the sale were $48.6 million. See Note 23—Equity Offerings and Sale of Series A Preferred Units.

On March 1, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 24 AS, the company that owns the Tordis Knutsen, from KNOT. The acquisition of the Tordis Knutsen was accounted for as an acquisition of a business. As a result, the Partnership has recorded the results of operations of the Tordis Knutsen in the consolidated statements of operations from March 1, 2017. See Note 22—Business Acquisitions.

On June 1, 2017, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 25 AS, the company that owns the Vigdis Knutsen, from KNOT. The acquisition of the Vigdis Knutsen was accounted for as an acquisition of a business. As a result, the Partnership has recorded the results of operations of the Vigdis Knutsen in the consolidated statements of operations from June 1, 2017. See Note 22—Business Acquisitions.

On June 30, 2017, the Partnership issued and sold in a second private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit. After deducting fees and expenses the net proceeds from the sale were $38.9 million. See Note 23—Equity Offerings and Sale of Series A Preferred Units.

On September 30, 2017, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 26 AS, the company that owns the Lena Knutsen, from KNOT. The acquisition of the Lena Knutsen was accounted for as an acquisition of a business. As a result, the Partnership has recorded the results of operations of the Lena Knutsen in the consolidated statements of operations from September 30, 2017. See Note 22—Business Acquisitions.

On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering. In connection with the offering, the General Partner contributed a total of $1.2 million in order to maintain its 1.85% general partner interest in the Partnership. Total net proceeds from the offering and the related General Partner’s contribution were $66.0 million. See Note 23—Equity Offerings and Sale of Series A Preferred Units.

On December 15, 2017, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 32 AS, the company that owns the Brasil Knutsen, from KNOT. The acquisition of the Brasil Knutsen was accounted for as an acquisition of a business. As a result, the Partnership has recorded the results of operations of the Brasil Knutsen in the consolidated statements of operations from December 15, 2017. See Note 22—Business Acquisitions.

On March 1, 2018, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 30 AS, the company that owns the Anna Knutsen, from KNOT. See Note 25—Subsequent Events.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, as of April 25, 2018, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $13.0 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany balances and transactions are eliminated.

The consolidated financial statements include the financial statements of the entities listed in Note 4—Subsidiaries.

(b) Business combinations

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

(c) Reporting Currency

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

(d) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and impairment of Vessels, drydocking, purchase price allocation, goodwill impairment (for year ended December 31, 2015) and income taxes.

(e) Revenues and Operating Expenses

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

As further discussed in Note 19—Related Party Transactions, related parties have provided the management services for the Vessels and employ the crews that work on the Vessels. The Partnership has no direct employees and, accordingly, is not liable for any pension or post-retirement benefits.

(f) Financial Income (Expense)

Other finance expense includes external bank fees, commitment fees paid on undrawn revolving credit facility, financing service fees paid to related parties and guarantee commissions paid to external and related parties in connection with the Partnership’s debt and other bank services.

(g) Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(h) Restricted Cash

Restricted cash consists of bank deposits, which may only be used to settle principal payments under the Partnership’s Vessel financing arrangements.

(i) Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month’s charter the first day of each month. See Note 2(s)—Prepaid Charter and Deferred Revenue. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership establishes provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Partnership considers the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written-off. There were no allowances for doubtful accounts or amounts written off against the allowance for doubtful accounts as of December 31, 2017 and 2016. The Partnership does not have any off-balance-sheet credit exposure related to its customers.

(j) Inventories

Inventories, which are comprised principally of lubricating oils, are stated at the lower of cost or net realizable value. For vessels on time charters or bareboat charters, there are no bunkers, as the charterer supplies the bunkers, which principally consist of fuel oil. Cost is determined using the first-in, first-out method for all inventories.

(k) Other Current Assets

Other current assets principally consist of prepaid expenses and other receivables.

(l) Vessels and Equipment

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

(m) Capitalized Interest

Interest expense incurred on the Partnership’s debt during the construction of the Vessels exceeding one year is capitalized during the construction period.

(n) Impairment of Long-Lived Assets

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

(o) Goodwill and Intangibles

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

Intangible assets represent contractual rights for charters obtained in connection with business acquistions that have favorable contractual terms relative to market as of the acquisition dates. Contract liabilities represent contractual rights obtained in connection with business acquistions that have unfavorable contractual terms relative to market as of the acquisition dates. The favorable and unfavorable contract rights have definite lives and are amortized to revenues over the period of the related contracts. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount exceeds the estimated fair value of the asset.

The contract related intangible assets and liabilities and their amortization periods at acquisition dates are as follows:

Intangible category	Amortization Period
Above market time charter – Tordis Knutsen	4.8 years
Above market time charter – Vigdis Knutsen	4.9 years
Unfavorable contractual rights – Fortaleza Knutsen	12 years
Unfavorable contractual rights – Recife Knutsen	12 years

The intangible for the above market value of the time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date. The intangible for the above market value of the time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date.

The unfavorable contractual rights for charters associated with Foraleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight line basis over the 12 years’ contract period that expires in March 2023 and August 2023, respectively.

(p) Debt Issuance Costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented net of debt. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense. These costs are presented as a deduction from the corresponding liability, consistent with with debt discount.

(q) Derivative Instruments

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

(r) Income Taxes

Historically, part of the Partnership’s activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject to the Norwegian Tonnage Tax Regime (the “tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel, and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated statements of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated statements of operations. The amounts of tonnage tax included in operating expenses for the years ended December 31, 2017, 2016 and 2015 were $210,431, $161,655 and $132,000, respectively.

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

(s) Prepaid Charter and Deferred Revenue

Under terms of the time charters and bareboat charters, the customer pays for the month’s charter the first day of each month that is recorded as prepaid charter revenues. Deferred revenues for fees received from customers for customized equipment are classified as prepaid charter and deferred revenue for the current portion and as other long-term liabilities for the non-current portion.

(t) Commitments, Contingencies and Insurance Proceeds

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 20—Commitments and Contingencies.

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are considered gain contingencies, which are generally recognized when the proceeds are received.

(u) Fair Value Measurements

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

(v) Recently Adopted Accounting Standards

In July 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, Simplifying the Measurement of Inventory. The new guidance simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value and only one measure of net realizable value should be calculated. Net realizable value is the estimated selling price in the ordinary course of business, minus reasonably predicable costs of completion, disposal and transportation. The standard is effective for annual periods beginning after December 15, 2016, including interim periods within those annual periods. The Partnership has adopted the standard which did not impact the Partnership’s consolidated financial statements.

There are no other recent accounting pronouncements whose adoption had a material impact on the consolidated financial statements in the current year.

(w) New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606), as subsequently updated by the FASB, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. This update creates a five-step model and requires a company to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligation in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. Under the new standard, additional qualitative and quantitative disclosures are required. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership made an assessment on the various implementation aspects of ASU 2014-09 and its amendments and concluded that the effect of the implementation of this new guidance will cause no material cumulative effect to the Partnership’s future or historical financial position, results of operations or cash flows. The ASC 606 is effective for the Partnership January 1, 2018 and the Partnership will apply the modified retrospective approach. Prior periods will not be retrospectively adjusted.

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). The objective of the revised guidance for leasing is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The Partnership is the lessor for its Vessels that operate on time charters and bareboat charters. Accounting by a lessor is largely unchanged from the previous standard. The Partnership does not have any material leased assets. A lessee will be required to recognize in its balance sheet a lease liability to make lease payments and a right-of-use asset. The standard provides for optional practical expedients in implementing the standard under the modified retrospective approach. The practical expedients will, if elected, allow an entity to continue to account for leases that commence before the effective date in accordance with the previous standard, unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases. In January 2018, the FASB issued a proposed amendment to ASU 2016-02 that would allow lessors to elect, as a practical expedient, to not separate lease and non-lease components and allow these components to be accounted for as a single lease component if both (i) the timing and pattern of the revenue recognition for the non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease. If the proposed practical expedient mentioned above is adopted and elected, it is expected that revenue from time charters will be presented under a single lease component presentation. However, without the proposed practical expedient, it is expected that time charter revenue will be separated into lease and non-lease components, respectively. The standard is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted. The standard requires a modified retrospective transition method for all entities. Based upon preliminary assessments performed to date, the Partnership does not expect material effects on the accounting for existing leases applied in the consolidated financial statements. The Partnership will adopt ASC 842 and implement the revised guidance as of January 1, 2019.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The new guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership will implement the guidance in the interim periods after December 15, 2017 and does not expect a material impact on its consolidated statement of cash flow.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership will implement the guidance in the interim periods after December 15, 2017 and does not expect a material impact on its consolidated statement of cash flow.

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business. The amendments clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of businesses. The amendments provide a screen to determine when an acquisition is not a business. The screen may apply when substantially all of the fair value related to a single, or group of similar, identifiable asset(s). If the screen is not met, it (1) requires that to be considered a business, an acquisition must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) removes the evaluation of whether a market participant could replace the missing elements. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The new standard will be applied prospectively and will be implemented by the Partnership on January 1, 2018. The impact on the consolidated financial statements will depend on facts and circumstances of any future acquisition.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with KNOT’s transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT Offshore Partners UK LLC (“KNOT UK”) its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This was accounted for as a capital contribution by KNOT to the Partnership.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the IDRs, which entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter.

(iii)	The Partnership issued 349,694 general partner units to the General Partner representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs were expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) were used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The remainder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

•	An Administrative Services Agreement with KNOT UK, pursuant to which:

•	KNOT UK agreed to provide to the Partnership administrative services; and

•	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);

•	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;

•	A Contribution and Sale Agreement with KNOT pursuant to which the Partnership acquired the entities that comprised its initial fleet;

•	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and

•	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:

•	To what extent the Partnership and KNOT may compete with each other;

•	The Partnership’s option to purchase the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT;

•	Certain rights of first offer on shuttle tankers operating under charters of five or more years;

•	The provision of certain indemnities to the Partnership by KNOT; and

•	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2017.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding Company
KNOT Shuttle Tankers AS	Norway	Holding Company
KNOT Shuttle Tankers 12 AS	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers XII KS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers XII AS	Norway	General partner of Knutsen Shuttle Tankers XII KS
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 20 AS	Norway	Owner of the Dan Cisne
KNOT Shuttle Tankers 21 AS	Norway	Owner of the Dan Sabia
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen
Knutsen Shuttle Tankers 19 AS	Norway	Owner of the Raquel Knutsen
KNOT Shuttle Tankers 24 AS	Norway	Owner of the Tordis Knutsen
KNOT Shuttle Tankers 25 AS	Norway	Owner of the Vigdis Knutsen
KNOT Shuttle Tankers 26 AS	Norway	Owner of the Lena Knutsen
KNOT Shuttle Tankers 32 AS	Norway	Owner of the Brasil Knutsen

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

As of December 31, 2017, all of the Partnership’s Vessel crews, which are employed through KOAS were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its customers during the years ended December 31, 2017, 2016 and 2015.

The following table presents time charter and bareboat revenues and percentage of revenues for customers that accounted for more than 10% of the Partnership’s revenues during the years ended December 31, 2017, 2016 and 2015. All of these customers are subsidiaries of major international oil companies, except KNOT, which was chartering the Windsor Knutsen from July 2014 until the vessel was redelivered to Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”) in October 2015.

	Year Ended December 31,
(U.S. Dollars in thousands)	2017		2016		2015
Eni Trading and Shipping S.p.A.	$46,441	22%	$47,001	27%	$46,806	30%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,115	21%	45,236	26%	40,618	26%
Statoil ASA	23,189	11%	21,760	13%	23,203	15%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	28,129	13%	20,904	12%	19,789	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	51,259	24%	20,496	12%	4,466	3%
Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil	17,634	8%	17,482	10%	3,637	2%
KNOT	—	—	—	—	16,231	11%
Galp Sinopec Brazil Services B.V.	734	1%	—	—	—	—

The Partnership has financial assets that expose it to credit risk arising from possible default by a counterparty. The Partnership considers its counterparties to be creditworthy banking and financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Partnership would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, and derivative assets. The Partnership, in the normal course of business, does not demand collateral from its counterparties.

6) Operating Leases

The time charters and bareboat charters of the Vessels with third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters and bareboat charters as of December 31, 2017, were as follows:

(U.S. Dollars in thousands)
2018	$244,270
2019	184,970
2020	179,444
2021	180,155
2022	135,714
2023 and thereafter	92,592

Total	$1,017,145

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

The Partnership’s fleet as of December 31, 2017 consisted of:

•	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);

•	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2019 with Statoil ASA (“Statoil”), with options to extend until May 2024;

•	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The vessel operated under a time charter with Brazil Shipping I Limited, a subsidiary of Shell, until July 2014. From July 2014 until October 2015, the vessel was employed under a time charter with KNOT. Beginning in October 2015, the vessel commenced operations under a two year time charter with Brazil Shipping I Limited, with options to extend until 2023. One one-year option has been exercised and five remining one-year options to extend the time charter until October 2023 remain;

•	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, S.A, a subsidiary of Repsol Sinopec Brasil, B.V. (“Repsol”), with options to extend until January 2026;

•	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2018 with Eni Trading and Shipping S.p.A. (“ENI”), with options to extend until August 2023;

•	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2018 with ENI, with options to extend until November 2023;

•	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;

•	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;

•	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil (“ExxonMobil”), with options to extend until February 2029;

•	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options to extend until June 2030;

•	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter that expires in January 2022 with a subsidiary of Shell, with options to extend until January 2032;

•	the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the second quarter of 2022 with a subsidiary of Shell, with options to extend until the second quarter of 2032;

•	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the third quarter of 2022 with a subsidiary of Shell, with options to extend until the third quarter of 2032; and

•	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in the third quarter of 2022 with Galp Sinopec Brazil Services B.V. (“Galp”), with options to extend until the third quarter of 2028.

7) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. At December 31, 2017, the Partnership’s fleet operated under eleven time charters and four bareboat charters. At December 31, 2016, the Partnership’s fleet operated under seven time charters and four bareboat charters and at December 31, 2015, the Partnership’s fleet operated under six time charters and four bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the Partnership’s consolidated revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Insurance Proceeds

Raquel Knutsen

In February 2017, the Raquel Knutsen damaged its propeller hub. As a result, the Vessel was off-hire from February 22, 2017 to May 15, 2017 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. For the year ended December 31, 2017, the Partnership received payments for loss of hire insurance of $3.4 million which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

In addition, for the year ended December 31, 2017, the Partnership recorded $3.9 million for probable recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller hub damage to the Raquel Knutsen. This is classified under vessel operating expense along with cost of the repairs of $4.2 million for the period, resulting in a net expense of $0.3 million. See Note 20—Commitments and Contingencies.

Carmen Knutsen

During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special drydocking survey. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the Vessel went to a different yard to complete the repair. Repairs were completed and the Vessel was back on hire on January 1, 2018. The additional off-hire and technical costs are subject to an insurance claim. Under its loss of hire insurance policies, the Partnership’s insurer is expected to pay the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the Vessel was off-hire as a result of the repairs of the controllable pitch propeller. For the year ended, the Partnership recorded $1.8 million for loss of hire which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

For the year ended December 31, 2017, the Partnership recorded $2.4 million to vessel operating expense as an estimate of the cost of repairs of the controllable pitch propeller. The Partnership anticipates that the estimated costs of repairs, net of deductible amounts, will be recoverable under the Partnership’s insurance coverage. An insurance claim was filed with the insurance company, however, the amount that is probable of recovery is not yet known. See Note 20—Commitments and Contingencies.

9) Goodwill Impairment Charge

During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment were present due to a significant reduction in the price of the Partnership’s common units during the quarter. Consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet, concluding that there was no impairment to the vessels’ values. However, the Partnership determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized for the year ended December 31, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions. This non-cash impairment charge, which does not affect the Partnership’s operations, cash flows, liquidity, or any of its loan covenants, reduced the Partnership’s remaining goodwill balance to zero as of June 30, 2015 and December 31, 2015, 2016 and 2017.

10) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest cost as reported in the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	2015
Interest expense	$28,977	$19,669	$16,302
Amortization of debt issuance cost and fair value of debt assumed	1,737	1,198	1,149

Total interest cost	$30,714	$20,867	$17,451

(b) Other Finance Expense

The following table presents the components of other finance expense for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	2015
Bank charges, fees and other	$516	$342	$238
Guarantee costs	621	696	156
Commitment fees	269	273	110

Total other finance expense	$1,406	$1,311	$504

11) Derivative Instruments

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

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into London Interbank Offered Rate (“LIBOR”) based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of December 31, 2017 and 2016, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $650.5 million and $446.7 million, respectively. As of December 31, 2017 and 2016 the carrying amount of the interest rate swaps contracts were net assets of $9.7 million and $0.8 million, respectively. See Note 12—Fair Value Measurements.

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

As of December 31, 2017 and 2016, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 249.9 million and NOK 290.1 million, respectively. As of December 31, 2017 and 2016, the carrying amount of the Partnership’s foreign exchange forward contracts was a net asset of $0.6 million and a net liability of $1.3 million, respectively. See Note 12—Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	2015
Realized gain (loss):
Interest rate swap contracts	$(2,840)	$(3,886)	$(4,957)
Foreign exchange forward contracts	280	66	(4,348)

Total realized gain (loss):	(2,560)	(3,820)	(9,305)

Unrealized gain (loss):
Interest rate swap contracts	5,514	4,254	(1,088)
Foreign exchange forward contracts	1,877	779	698

Total unrealized gain (loss):	7,391	5,033	(390)

Total realized and unrealized gain (loss) on derivative instruments:	$4,831	$1,213	$(9,695)

12) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of December 31, 2017 and 2016. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2017		December 31, 2016
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$46,104	$46,104	$27,664	$27,664
Current derivative assets:
Interest rate swap contracts	950	950	—	—
Foreign exchange forward contracts	629	629	—	—
Non-current derivative assets:
Interest rate swap contracts	9,850	9,850	3,154	3,154
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	961	961	2,039	2,039
Foreign exchange forward contracts	17	17	1,265	1,265
Non-current derivative liabilities:
Interest rate swap contracts	164	164	285	285
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,033,330	1,032,484	745,649	743,898

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $6.7 million and $4.0 million as of December 31, 2017 and 2016, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2017 and 2016 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2017 and 2016 there is no restricted cash.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 4.5 years and 3.5 years, as of December 31, 2017 and 2016, respectively), (2) the notional amount of the swap contract (ranging from $11,389 to $50,000), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.25% to 2.49% for the contracts as of December 31, 2017 and rates ranging from 1.25% to 2.49% for the contracts as of December 31, 2016).

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2017 and 2016:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value December 31, 2017	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$46,104	$46,104	$—	$—
Current derivative assets:
Interest rate swap contracts	950	—	950	—
Foreign exchange forward contracts	629	—	629	—
Non-current derivative assets:
Interest rate swap contracts	9,850	—	9,850	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	961	—	961	—
Foreign exchange forward contracts	17	—	17	—
Non-current derivative liabilities:
Interest rate swap contracts	164	—	164	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,033,330	—	1,032,484	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value December 31, 2016	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$27,664	$27,664	$—	$—
Current derivative assets:
Interest rate swap contracts	—	—	—	—
Foreign exchange forward contracts	—	—	—	—
Non-current derivative assets:
Interest rate swap contracts	3,154	—	3,154	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,039	—	2,039	—
Foreign exchange forward contracts	1,265	—	1,265	—
Non-current derivative liabilities:
Interest rate swap contracts	285	—	285	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	745,649	—	743,898	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of December 31, 2017 and 2016.

13) Trade Accounts Receivables and Other Current Assets

(a) Trade Accounts Receivables

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2017 and 2016, there was no provision for doubtful accounts.

(b) Other Current Assets

Other current assets consist of the following:

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2017	2016
Insurance claims for recoveries	$1,750	$—
Refund of value added tax	865	653
Prepaid expenses	1,997	1,109
Other receivables	998	327

Total other current assets	$5,610	$2,089

14) Vessels and Equipment

(U.S. Dollars in thousands)	Vessels & equipment	Accumulated depreciation	Net Vessels
Vessels, December 31, 2015	$1,351,219	$(158,292)	$1,192,927

Additions	115,934	—	115,934
Drydock costs	4,258	—	4,258
Disposals	(2,498)	2,498	—
Depreciation for the year	—	(56,230)	(56,230)

Vessels, December 31, 2016	$1,468,913	$(212,024)	$1,256,889

Additions	522,369	—	522,369
Drydock costs	15,348	—	15,348
Disposals	(3,289)	3,289	—
Depreciation for the year	—	(71,583)	(71,583)

Vessels, December 31, 2017	$2,003,341	$(280,318)	$1,723,023

As of December 31, 2017 and 2016, Vessels with a book value of $1,723 million and $1,257 million, respectively, are pledged as security held as a guarantee for the Partnership’s long-term debt. See Note 17—Long-Term Debt.

Drydocking activity for the years ended December 31, 2017 and 2016 is summarized as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016
Balance at the beginning of the year	$6,962	$5,267
Costs incurred for drydocking	6,885	2,595
Costs allocated to drydocking as part of acquistion of business	8,463	1,663
Drydock amortization	(4,562)	(2,563)

Balance at the end of the year	$17,748	$6,962

15) Intangible Assets and Contract Liabilities

(a) Intangible Assets

(U.S. Dollars in thousands)	Above market time charter Tordis Knutsen	Above market time charter Vigdis Knutsen	Total intangibles
Intangibles, December 31, 2015	$—	$—	$—

Additions	—	—	—
Amortization for the year	—	—	—

Intangibles, December 31, 2016	$—	$—	$—

Additions	1,468	1,458	2,926
Amortization for the year	(253)	(176)	(429)

Intangibles, December 31, 2017	$1,215	$1,282	$2,497

The intangible for the above market value of time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date. The intangible for the above market value of time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date. Also see Note 22—Business Acquisitions.

The estimated future amortization of intangible assets at December 31, 2017 is as follows:

(U.S. Dollars in thousands)
2018	$606
2019	606
2020	606
2021	605
2022	74

Total	$2,497

(b) Contract Liabilities

The unfavorable contractual rights for charters associated with Fortaleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight line basis over the 12 years’ contract period that expires in March 2023 and August 2023, respectively.

(U.S. Dollars in thousands)	Balance as of December 31, 2015	Amortization for the year ended December 31, 2016	Balance as of December 31, 2016	Amortization for the year ended December 31, 2017	Balance as of December 31, 2017
Contract liabilities:
Unfavorable contract rights	$(11,275)	$1,518	$(9,757)	$1,518	$(8,239)

Total amortization income		$1,518		$1,518

Accumulated amortization for contract liabilities was $9,976 and $8,458 as of December 31, 2017 and 2016, respectively.

The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)	2018	2019	2020	2021	2022 and thereafter
Contract liabilities:
Unfavorable contract rights	$(1,518)	$(1,518)	$(1,518)	$(1,518)	$(2,167)

16) Accrued Expenses

The following table presents accrued expenses as of December 31, 2017 and 2016:

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2017	2016
Operating expenses	$979	$116
Interest expenses	3,394	2,587
Guarantee costs	54	58
Other expenses	2,077	607

Total accrued expenses	$6,504	$3,368

17) Long-Term Debt

Long-term debt as of December 31, 2017 and 2016, consisted of the following:

(U.S. Dollars in thousands)	Vessel	December 31, 2017	December 31, 2016
$220 million term loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$165,000	$180,714
$35 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	—	25,000
$140 million secured loan facility	Fortaleza Knutsen & Recife Knutsen	109,375	118,125
$117 million loan facility	Hilda Knutsen	—	76,871
Hilda loan facility	Hilda Knutsen	96,923	—
Torill loan facility	Torill Knutsen	73,177	78,105
$172.5 million secured loan facility	Dan Cisne, Dan Sabia	91,339	100,539
Ingrid loan facility	Ingrid Knutsen	61,085	67,652
Raquel loan facility	Raquel Knutsen	68,414	73,643
$25 million Seller’s Credit and Seller’s Loan	Raquel Knutsen	—	25,000
Tordis loan facility	Tordis Knutsen	91,051	—
Vigdis loan facility	Vigdis Knutsen	92,316	—
Lena loan facility	Lena Knutsen	90,650	—
Brasil loan facility	Brasil Knutsen	69,000	—
$25 million revolving credit facility		25,000	—

Total long-term debt		1,033,330	745,649

Less: current installments		95,176	60,314
Less: unamortized deferred loan issuance costs		2,191	1,330

Current portion of long-term debt		92,985	58,984

Amounts due after one year		938,154	685,335
Less: unamortized deferred loan issuance costs		4,524	2,673
Less: $25 million Seller’s Credit and Seller’s Loan		—	25,000

Long-term debt, less current installments, Seller’s Credit and Seller’s Loan and unamortized deferred loan issuance costs		$933,630	$657,662

The Partnership’s outstanding debt of $1,033.3 million as of December 31, 2017 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
2018(2)	$76,749	$86,677
2019	61,158	262,678
2020	50,337	—
2021	50,937	70,811
2022	38,662	179,411
2023 and thereafter	54,009	101,901

Total	$331,852	$701,478

(2)	Although $68.3 million of the $73.2 million loan facility financing Torill Knutsen is due to mature in October 2018, the Partnership has classified $68.3 million of the loan facility as long-term debt on the face of the consolidated balance sheet as a result of the January 2018 refinancing transaction discussed under Note 25—Subsequent Events.

As of December 31, 2017, the interest rates on the Partnership’s loan agreements (other than tranche two of the Ingrid loan facility) were LIBOR plus a fixed margin ranging from 1.8% to 2.5%. On the export credit loan of $42.0 million which is tranche two of the Ingrid loan facility, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense. See Note 2(f)—Financial Income (Expense).

$220 Million Term Loan Facility and $35 Million Revolving Credit Facilities

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”) to repay existing debt under previous credit facilities and a $10.5 million seller’s credit from KNOT. The Senior Secured Loan Facility consisted of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility matures in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. The Term Loan Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

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

The Amended Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Amended Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital of the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Amended Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrowers and the guarantors were in compliance with all covenants under this facility.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS, as the borrower, entered into a senior syndicate secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen. The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the New Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Hilda Loan Facility

On May 26, 2017, KNOT Shuttle Tankers 14 AS, the subsidiary owning the Hilda Knutsen, as the borrower, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The New Hilda Facility is repayable in 28 consecutive quarterly installments with a balloon payment of $58.5 million due at maturity. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The facility matures in May 2024. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The New Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Torill Loan Facility

In November 2011, Knutsen Shuttle Tankers 15 AS, the subsidiary owning the Torill Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Old Torill Facility”). The Old Torill Facility was repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Old Torill Facility bore interest at LIBOR plus a fixed margin of 2.5%. The facility was secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Old Torill Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors.

The Old Torill Facility contained the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Old Torill Facility also identified various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

On January 30, 2018, Knutsen Shuttle Tankers 15 AS closed a new $100 million senior secured term loan facility which replaced the Old Torill Facility. See Note 25—Subsequent Events.

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

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia. The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity in September 2023 and January 2024, respectively.

The Dan Cisne Facility and the Dan Sabia Facility contain the following financial covenants:

•	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrowers and the guarantor were in compliance with all covenants under this facility.

Ingrid Loan Facility

In June 2012, Knutsen NYK Shuttle Tankers 16 AS, the subsidiary owning the Ingrid Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Ingrid Facility”). The Ingrid Facility includes two tranches. Tranche one is a commercial bank loan of $19.1 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%.

Tranche two is an export credit loan of $42.0 million, repayable in semi-annual installments and maturing in November 2025. Tranche two bears interest at an annual fixed rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The facility is secured by a vessel mortgage on the Ingrid Knutsen. The Ingrid Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Ingrid Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Ingrid Facility contains the following financial covenants:

•	Market value of the Ingrid Knutsen shall not be less than 125% of the outstanding balance under the Ingrid Facility;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Ingrid Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Raquel Loan Facility

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

The Raquel Facility contains the following financial covenants:

•	Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

•	Minimum book equity ratio for the Partnership of 30%.

The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

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

Tordis Loan Facility

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

The Tordis Facility contains the following financial covenants:

•	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Vigdis Loan Facility

In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the “Vigdis Facility”). The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen. The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Vigdis Facility contains the following financial covenants:

•	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Lena Loan Facility

In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen, as the borrower, entered into a secured loan facility (the “Lena Facility”). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen. The Lena Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Lena Facility contains the following financial covenants:

•	Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

Brasil Loan Facility

In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen, as the borrower, entered into a secured loan facility (the “Brasil Facility”). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $41.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen. The Brasil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Brasil Facility contains the following financial covenants:

•	Market value of the Brasil Knutsen shall not be less than 125% of the of the outstanding balance under the Brasil Facility for the first four years, and 135% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $22 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2017, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility

On August 31, 2017, KNOT Shuttle Tankers AS entered into an unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2019, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

18) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable to Norway and UK for the years ended December 31, 2017, 2016 and 2015. The entities and activities taxable to Norway are subject to the Norwegian tonnage tax regime. Under the Norwegian tonnage tax regime, the tax is based on the tonnage of the vessel, and the operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. See Note 2(r)—Income Taxes. The activities taxable to UK relates to KNOT UK and is based on the operating income for the entity.

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	2015
Current tax benefit (expense)	$(12)	$(14)	$(11)
Deferred tax benefit (expense)	28	29	70

Income tax benefit (expense)	$16	$15	$59

(b) Taxation

Income taxes attributable to income from continuing operations was an income tax benefit (expense) of $16, $15 and $59 for the years ended December 31, 2017, 2016 and 2015, respectively, and differed from the amounts computed by applying the Norwegian and the UK ordinary income tax rate of 24% and 20% in 2017, respectively, by applying the Norwegian and the UK ordinary income tax rate of 25% and 20% in 2016, respectively, and by applying the Norwegian and the UK ordinary income tax rate of 27% and 20% in 2015, respectively, to pretax net income as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	2015
Income tax benefit (expense) at Norwegian tonnage tax regime	$28	$29	$70
Income tax benefit (expense) within UK	(12)	(14)	(11)

Total Income tax benefit (expense)	$16	$15	$59

Effective tax rate	0%	0%	0%

(c) Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2017 and 2016 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2017	2016
Deferred tax assets:
Interest rate swaps	$(12)	$14
Financial loss carry forwards for tonnage tax	15,697	12,352

Total deferred tax asset	15,685	12,366
Less valuation allowance	(15,685)	(12,366)

Net deferred tax asset	—	—

Deferred tax liabilities:
Entrance tax	624	685

Total deferred tax liabilities	624	685

Net deferred tax liabilities	$624	$685

The net deferred tax liability is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2017	2016
Non-current deferred tax liabilities	$624	$685

Net deferred tax liabilities	$624	$685

Changes in the net deferred tax liabilities at December 31, 2017 and 2016 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2017	2016
Net deferred tax liabilities at January 1,	$685	$877
Aquisition of KNOT Shuttle Tankers 26 AS	99	—
Change in temporary differences	(198)	(207)
Translation differences	38	15

Net deferred tax liabilities at December 31,	$624	$685

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $15.7 million and $12.4 million as of December 31, 2017 and 2016, respectively. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of December 31, 2017, the Partnership determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero. There is no expiration date for losses carried forward.

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate was reduced from 25% in 2016 to 24% in 2017 and will be 23% effective as of January 1, 2018. The entrance tax had declined to approximately $2.7 million at December 31, 2013 due to translation effects and tax rate changes and at December 31, 2014 the entrance tax had declined to approximately $1.8 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2015 the entrance tax had declined to approximately $1.1 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2016 the entrance tax had declined to approximately $0.9 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2017 the entrance tax had declined to approximately $0.7 million due to paid entrance tax, change in tax rate and translation effects. The taxes payable, mainly related to the entrance tax, are calculated based on a tax rate of 24% for 2017 and 25% for 2016, and the deferred tax liabilities, also mainly related to the entrance tax, are calculated based on a tax rate of 23% and 24% effective as from January 1, 2018 and January 1, 2017, respectively. Income tax expense within the UK of $11,563 and $13,630 for 2017 and 2016, respectively, was calculated by multiplying the tax basis with the UK tax rate of 20%.

As of December 31, 2017, the total income taxes payable are estimated to be $0.2 million and consist of payable entrance tax and ordinary UK corporation tax. As of December 31, 2016, the total income taxes payable were estimated to be $0.2 million and consist of payable entrance tax and ordinary UK corporation tax.

As of December 31, 2017, approximately $0.2 million of the estimated entrance tax of $0.7 million is estimated to be payable in the first and second quarter of 2018 and is presented as income taxes payable, while $0.5 million is presented as non-current deferred taxes payable. Additionally, a tax liability of approximately $0.1 million is recorded as deferred taxes payable and relates to the acquisition of KNOT Shuttle Tankers 26 AS. As of December 31, 2016, approximately $0.2 million of the estimated entrance tax of $0.9 million was estimated to be payable in the first and second quarter of 2017 and was presented as income taxes payable, while $0.7 million was presented as non-current deferred taxes payable.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2014. The Partnership had no unrecognized tax benefits as December 31, 2017 and 2016. During the years ended December 31, 2017 and 2016, the Partnership did not incur any interest or penalties on its tax return.

On December 14, 2017, the Norwegian government concluded the negotiations with the EFTA Surveillance Authority regarding the Norwegian tonnage tax regime, which has been approved for another ten years, until 2027. Pursuant to the approval, Norway has introduced restrictions that eliminates the ability of companies that own vessels under certain bareboat charters to qualify for the Norwegian tonnage tax regime. Companies that no longer qualify for the Norwegian tonnage tax regime will instead be subject to Norwegian corporate income tax. However, there are no limitations on intra-group bareboat chartering, as well as bareboat charters where crewing services are carried out by a related party. In order to constitute a related party, a minimum of 25% ownership/control is required, according to the “associated enterprise” definition in the ATAD directive (Council Directive EU 2016/1164.) Due to the fact that KNOT has an ownership interest in the Partnership that exceeds 25% as well as an ownership interest of 100% in KNOT Management and KNOT Management Denmark AS which provide services to the Vessels owned by the Partnership which operate on bareboat charters, the Vessels operating on bareboat charters are effectively seen as time charter services to the customer. The services are provided to the charterer. If this related party situation is ended, other alternatives and possibly mitigating measures must be evaluated.

19) Related Party Transactions

(a) Related Parties

Prior to the IPO, the Partnership’s predecessor operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by Nippon Yusen Kaisha (“NYK”).

The Windsor Knutsen, the Bodil Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen and the Brasil Knutsen, all of which operate under time charters, are subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne and the Dan Sabia operate under bareboat charters and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark AS (“KNOT Management Denmark”), a 100% owned subsidiary of KNOT, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

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

The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	2015
Statements of operations:
Time charter and bareboat revenues:
Charter revenues from KNOT (1)	$—	$—	$16,231
Other income:
Guarantee income from KNOT (2)	1,499	770	122
Operating expenses:
Technical and operational management fee from KNOT Management to Vessels (3)	4,617	2,971	2,420
General and administrative expenses:
Administration fee from KNOT Management (4)	1,457	1,279	1,134
Administration fee from KOAS (4)	461	382	461
Administration fee from KOAS UK (4)	122	145	151
Administration and management fee from KNOT (5)	149	203	170
Finance income (expense):
Interest expense charged from KNOT (6)	(52)	(128)	(268)

Total income (expenses)	$(5,359)	$(4,338)	$11,749

	At December 31,
(U.S. Dollars in thousands)	2017	2016	2015
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (7)	$89	$38	$—
Drydocking supervision fee from KOAS (7)	8	16	—

Total	$97	$54	$—

(1)	Charter revenue from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. Shell, the charterer of the Windsor Knutsen, did not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term, and on July 29, 2014, KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous Shell time charter. This charter was effective until the Windsor Knutsen commenced in October 2015 on new Shell time charter. See Note 19(b)—Related Party Transactions—Guarantees and Indemnifications.

(2)	Guarantee income from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charter of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced on a new Shell time charter with a hire rate below the hire rate in the initial charter. The difference between the new hire rate and the initial rate is paid by KNOT. The Vigdis Knutsen suffered damages to its hull in connection with a ship-to-ship loading on May 24, 2017 and the vessel went off-hire 6 days in June 2017 due to repairs of the damage. In connection with the Vigdis Knutsen acquisition, KNOT agreed to pay for the repair cost and charter hire lost in connection with the incident. The reimbursement from KNOT for lost charter hire is accounted for as guarantee income. See Note 19(b)—Related Party Transactions—Guarantees and Indemnifications.
(3)	Technical and operational management fee from KNOT to Vessels: KNOT Management provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(4)	Administration fee from KNOT Management, KOAS and KOAS UK: Administration costs include the compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.
(5)	Administration fee and management fee from KNOT: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(6)	Interest expense charged from KNOT: KNOT invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries.
(7)	Drydocking supervision fee from KNOT and KOAS: KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.

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

On June 1, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 25 AS, the company that owns and operate the Vigdis Knutsen. Shortly before the closing of the acquisition and on May 24, 2017, the Vigdis Knutsen suffered damages to its hull in connection with a ship-to-ship loading and the vessel went off-hire 6 days in June 2017 due to repairs of the damage. In connections with the Vigdis Knutsen acquisition, KNOT agreed to pay for the repair cost and charter hire lost in connection with the incident.

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

See the footnotes to Note 19(a)—Related Party Transactions—Related Parties for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated statements of operations.

Directors each receive a director fee of $50,000 per year. Members of the audit and conflicts committees each receive a committee fee of $12,000 and the Chairman of such committees receive an additional fee of $3,000 per year.

(d) Amounts Due from and Due to Related Parties

Balances with related parties consisted of the following:

	At December 31,
(U.S. Dollars in thousands)	2017	2016
Balance Sheet:
Trading balances due from KOAS	$24	$108
Trading balances due from KNOT and affiliates	547	42

Amount due from related parties	$571	$150

Trading balances due to KOAS	$898	$543
Trading balances due to KNOT and affiliates	4,552	291

Amount due to related parties	$5,450	$834

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

(e) Trade accounts payables

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

	At December 31,
(U.S. Dollars in thousands)	2017	2016
Balance Sheet:
Trading balances due to KOAS	$864	$727
Trading balances due to KNOT and affiliates	548	394

Trade accounts payables to related parties	$1,412	$1,121

(f) Acquisitions from KNOT

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

On March 1, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 24 AS, the company that owns and operates the Tordis Knutsen. This acquisition was accounted for as an acquisition of a business.

On June 1, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 25 AS, the company that owns and operates the Vigdis Knutsen. This acquisition was accounted for as an acquisition of a business.

On September 30, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 26 AS, the company that owns and operates the Lena Knutsen. This acquisition was accounted for as an acquisition of a business.

On December 15, 2017, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 32 AS, the company that owns and operates the Brasil Knutsen. This acquisition was accounted for as an acquisition of a business.

The board of directors of the Partnership and the Conflicts Committee of the board approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note 22— Business Acquisitions.

20) Commitments and Contingencies

Assets Pledged

As of December 31, 2017 and 2016, Vessels with a book value of $1,723 million and $1,257 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 11—Derivative Instruments, Note 14—Vessels and Equipment and Note 17—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. An accrual of $0.4 million for a probable claim was recorded for the year ended December 31, 2017 which is subject to revision. No accrual for possible claim was recorded for the years ended December 31, 2016 and 2015.

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

Raquel Knutsen

In February 2017, the Raquel Knutsen damaged its propeller hub. As a result, the Vessel was off-hire from February 22, 2017 to May 15, 2017 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. For the year ended December 31, 2017, the Partnership received payments for loss of hire insurance of $3.4 million which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

In addition, for the year ended December 31, 2017, the Partnership recorded $3.9 million for probable recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller hub damage to the Raquel Knutsen. This is classified under vessel operating expense along with cost of the repairs of $4.2 million for the period, resulting in a net expense of $0.3 million. See Note 8—Insurance Proceeds.

Carmen Knutsen

During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special drydocking survey. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the Vessel went to a different yard to complete the repair. Repairs were completed and the Vessel was back on hire on January 1, 2018. The additional off-hire and technical costs are subject to an insurance claim. Under its loss of hire insurance policies, the Partnership’s insurer is expected to pay the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the Vessel was off-hire as a result of the repairs of the controllable pitch propeller. For the year ended, the Partnership recorded $1.8 million for loss of hire which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

For the year ended December 31, 2017, the Partnership recorded $2.4 million to vessel operating expense as an estimate of the cost of repairs of the controllable pitch propeller. The Partnership anticipates that the estimated costs of repairs, net of deductible amounts, will be recoverable under the Partnership’s insurance coverage. An insurance claim was filed with the insurance company, however, the amount that is probable of recovery is not yet known. See Note 8—Insurance Proceeds.

21) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except per unit data)	2017	2016	2015
Net income	$68,064	$61,102	$40,442
Less: Series A Preferred unitholders’ interest in net income	5,253	—	—

Net income attributable to the unitholders of KNOT Offshore Partners LP	62,811	61,102	40,442

Less: Distributions (2)	67,171	61,528	56,921

Under (over) distributed earnings	(4,360)	(426)	(16,479)

Under (over) distributed earnings attributable to:
Common unitholders (3)	(4,280)	(417)	(11,060)
Subordinated unitholders (3)	—	—	(5,087)
General Partner	(80)	(9)	(332)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	30,068	23,917	16,705
Subordinated unitholders	—	3,277	8,568
General Partner	567	559	516
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	32,804	23,917	16,705
Subordinated unitholders	—	3,277	8,568
General Partner	567	559	516
Earnings per unit (basic)
Common unitholders (4)	$2.050	$2.291	$1.499
Subordinated unitholders (4)	$—	$1.542	$1.708
General Partner	$2.046	$2.248	$1.487
Earnings per unit (diluted):
Common unitholders (4)	$2.037	$2.291	$1.499
Subordinated unitholders (4)	$—	$1.542	$1.708
General Partner	$2.046	$2.248	$1.487
Cash distributions declared and paid in the period per unit (5)	$2.080	$2.080	$2.030
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.520	$0.520	$0.520

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership Agreement.
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the years ended December 31, 2017, 2016 and 2015 of $2.6 million, $2.4 million and $2.1 million, respectively.
(3)	On May 18, 2016, all subordinated units converted into common units on a one-for-one basis.
(4)	Until May 18, 2016, the net income attributable to the IDR holder is included in calculation of earnings per unit for subordinated unitholders, basic and diluted. The IDRs generally were not transferrable by KNOT prior to March 31, 2018. The net income attributable to IDRs for the year ended December 31, 2017, 2016 and 2015 was $2.6 million, $2.4 million and $2.1 million, respectively.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to December 31, 2017.

As of December 31, 2017, 73.5% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,036,226 common units) and 26.2% of such units were held directly by KNOT (in the form of 8,567,500 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.85% general partner interest (in the form of 615,117 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units).

Earnings per unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of the Series A Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weigthed average number of common units outstanding has been increased assuming the Series A Preferred Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units if the effect would be anti-dilutive.

For the year ended December 31, 2017, the weigthed average number of common units outstanding has been increased by 3,733,947 assuming convertion of the Series A Preferred Units into common units.

The General Partner’s, common unitholders’ and subordinated unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors (the “Board”) to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Distributions of available cash from operating surplus for any quarter are required to be made in the following manner:

•	first, 98.15% to all common unitholders, pro rata, and 1.85% to the General Partner, until each outstanding common unit has received an amount equal to $0.375 (the “MQD”) for that quarter;

•	second, 98.15% to all common unitholders, pro rata, and 1.85% to the General Partner, until each outstanding common unit has received a total of $0.43125 (the “first target distribution”) for that quarter;

•	third, 85.15% to all common unitholders, pro rata, 1.85% to the General Partner, and 13% to the IDR holders, pro rata, until each outstanding common unit has received a total of $0.46875 (the “second target distribution”) for that quarter;

•	fourth, 75.15% to all common unitholders, pro rata, 1.85% to the General Partner, and 23% to the IDR holders, pro rata, until each outstanding common unit has received a total of $0.5625 (the “third target distribution”) for that quarter; and

•	thereafter, 50.15% to all common unitholders, pro rata, 1.85% to the General Partner, and 48% to the IDR holders, pro rata.

The percentage interests set forth above assumed that the General Partner continues to own a 1.85% general partner interest and that the Partnership has not issued additional classes of equity securities.

22) Business Acquisitions

During the years ended December 31, 2015 through 2017, the Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen and the Brasil Knutsen.

The board of directors of the Partnership and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions. The fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.2 million, $0.1 million and $0.1 million as of December 31, 2017, 2016 and 2015, respectively, were expensed as incurred under general and administrative expenses. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of each acquisition has been allocated to the identifiable assets acquired. The details of each transaction are as follows:

(U.S. Dollars in thousands)	Final Brasil Knutsen December 15, 2017	Final Lena Knutsen September 30, 2017	Final Vigdis Knutsen June 1, 2017	Final Tordis Knutsen March 1, 2017
Purchase consideration (1)	$5,764	$33,235	$31,759	$32,983

Less: Fair value of net assets acquired:
Vessels and equipment (2)	96,000	142,457	145,772	145,754
Intangibles: Above market time charter	—	—	1,458	1,468
Cash	5,217	470	3,438	609
Inventories	146	243	190	129
Derivatives assets	—	1,729	226	1,377
Others current assets	125	193	128	1,348
Amounts due from related parties	2	23,599	18,374	20,834
Long-term debt	(59,000)	(111,068)	(114,411)	(114,411)
Long-term debt from related parties	—	(22,706)	(22,703)	(22,960)
Deferred debt issuance	618	867	928	795
Trade accounts payable	(154)	(256)	(187)	(106)
Accrued expenses	(1,185)	(224)	(1,082)	(503)
Prepaid charter and deferred revenue	—	(1,758)	—	—
Amounts due to related parties	(36,005)	(186)	(372)	(1,351)
Income tax payable	—	(125)	—	—

Subtotal	5,764	33,235	31,759	32,983

Difference between the purchase price and fair value of net assets acquired	$—	$—	$—	$—

(U.S. Dollars in thousands)	Final Raquel Knutsen December 1, 2016	Final Ingrid Knutsen October 15, 2015	Final Dan Sabia June 15, 2015
Purchase consideration (1)	$20,252	$12,863	$41,186

Less: Fair value of net assets acquired:
Vessels and equipment (2)	116,751	115,000	103,389

Cash	7,146	4,744	4,343
Inventories	307	144	—
Derivatives assets (liabilities)	207	—	(802)
Others current assets	183	188	25
Amounts due from related parties	59	1	935
Long-term debt	(79,950)	(84,275)	(64,470)
Long-term debt from related parties	(24,019)	(20,253)	—
Deferred debt issuance	1,059	—	—
Trade accounts payable	(167)	(94)	(4)
Accrued expenses	(1,179)	(1,555)	(335)
Prepaid charter and deferred revenue	—	(762)	(442)
Amounts due to related parties	(145)	(275)	(1,453)

Subtotal	20,252	12,863	41,186

Difference between the purchase price and fair value of net assets acquired	$—	$—	$—

(1)	The purchase consideration comprises the following:

(U.S. Dollars in thousands)	Final Brasil Knutsen December 15, 2017	Final Lena Knutsen September 30, 2017	Final Vigdis Knutsen June 1, 2017	Final Tordis Knutsen March 1, 2017
Cash consideration paid to KNOT	$2,383	$33,343	$28,109	$31,242
Purchase price adjustments	3,381	(108)	3,650	1,741
Seller’s credit	—	—	—	—
Seller’s loan	—	—	—	—
Purchase price	$5,764	$33,235	$31,759	$32,983

(U.S. Dollars in thousands)	Final Raquel Knutsen December 1, 2016	Final Ingrid Knutsen October 15, 2015	Final Dan Sabia June 15, 2015
Cash consideration paid to KNOT (from KNOT)	$(12,019)	$10,472	$38,531
Purchase price adjustments	7,271	2,391	2,655
Seller’s credit	12,981	—	—
Seller’s loan	12,019	—	—
Purchase price	$20,252	$12,863	$41,186

(2)	Vessel and equipment includes allocation to drydocking for the following vessels (in thousands): Brasil Knutsen of $260, Lena Knutsen of $2,741, Vigdis Knutsen of $2,709, Tordis Knutsen of $2,753, Raquel Knutsen of $1,663 and Ingrid Knutsen of $1,263. For the Dan Sabia, $389 of the purchase price adjustments were allocated to the vessel.

Brasil Knutsen

On December 15, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 32 AS (“KNOT 32”), the company that owns and operates the Brasil Knutsen. The purchase price was $96.0 million, less $59.0 million of outstanding indebtedness, less approximately $35.2 million for a loan owed by KNOT 32 to KNOT (the “Company Liquidity Loan”), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen, and plus $3.4 million of post-closing adjustments for working capital. The cash portion of the purchase price was financed with the proceeds from the Partnership’s public offering of 3,000,000 common units which closed on November 9, 2017. See Note 23—Equity Offerings and Sale of Series A Preferred Units—Equity Offerings. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Brasil Knutsen business contributed revenues of $0.7 million and net income of $0.3 million to the Partnership for the period from December 15, 2017 to December 31, 2017.

Lena Knutsen

On September 30, 2017, KNOT Shuttle Tankers AS acquired KNOT’s 100% interest in KNOT Shuttle Tankers 26 AS (“KNOT 26”), the company that owns and operates the Lena Knutsen. The purchase price was $142.0 million, less approximately $133.8 million of outstanding indebtedness, plus approximately $24.1 million for a receivable owed by KNOT to KNOT 26, plus approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen and less $0.1 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Lena Knutsen business contributed revenues of $5.2 million and net loss of $0.1 million to the Partnership for the period from September 30, 2017 to December 31, 2017.

Vigdis Knutsen

On June 1, 2017, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 25 AS (“KNOT 25”), the company that owns and operates the Vigdis Knutsen. The purchase price was $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $17.9 million for a receivable owed by KNOT to KNOT 25, plus approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen and plus $3.7 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Vigdis Knutsen business contributed revenues of $11.8 million and net income of $2.6 million to the Partnership for the period from June 1, 2017 to December 31, 2017

Tordis Knutsen

On March 1, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 24 AS (“KNOT 24”), the company that owns and operates the Tordis Knutsen. The purchase price was $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $21.1 million for a receivable owed by KNOT to KNOT 24, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen and plus $1.7 million of post-closing adjustments for working capital and interest rate swaps. The cash portion of the purchase price was financed with the proceeds from the Partnership’s sale and issuance of 2,083,333 Series A Preferred Units which closed on February 2, 2017. See Note 23—Equity Offerings and Sale of Series A Preferred Units—Sale of Series A Preferred Units. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Tordis Knutsen business contributed revenues of $17.2 million and net income of $3.2 million to the Partnership for the period from March 1, 2017 to December 31, 2017.

Raquel Knutsen

On December 1, 2016, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in Knutsen Shuttle Tankers 19 AS, the company that owns and operates the Raquel Knutsen. The purchase price was $116.5 million, less $103.5 million of outstanding indebtedness related to the vessel and plus other purchase price adjustments of $7.3 million. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Raquel Knutsen business contributed revenues of $1.5 million and net income of $0.2 million to the Partnership for the period from December 1, 2016 to December 31, 2016.

Ingrid Knutsen

On October 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in Knutsen NYK Shuttle Tankers 16 AS, the company that owns and operates the Ingrid Knutsen. The purchase price was $115.0 million, less assumed bank debt of $104.5 million and plus other purchase price adjustments of $2.4 million. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

Since the Ingrid Knutsen acquisition date, the business has contributed revenues of $3.6 million and net income of $1.0 million to the Partnership for the period from October 15, 2015 to December 31, 2015.

Dan Sabia

On June 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. The purchase price was $103.0 million, less assumed bank debt of $64.5 million and plus other purchase price adjustments of $2.7 million. The cash portion of the purchase price was financed with the proceeds from the Partnership’s public offering of 5,000,000 common units which closed on June 2, 2015. See Note 23—Equity Offerings and Sale of Series A Preferred Units—Equity Offerings. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

Since the Dan Sabia acquisition date, the business has contributed revenues of $5.5 million and net income of $2.2 million to the Partnership for the period from June 15, 2015 to December 31, 2015.

Pro forma financial information – Brasil Knutsen

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership’s acquisition and financing of the Brasil Knutsen as if this acquisition had taken place on January 1, 2017. KNOT acquired the Brasil Knutsen from Chevron in July 2017 and the vessel was not operating on any contract at the time KNOT bought the vessel. From July 2017, the Brasil Knutsen operated on short term contracts until it commenced its time charter contract with Galp in November 2017. There are no pro forma figures for the years ended December 31, 2016 and 2015.

(U.S. Dollars in thousands)	Unaudited Year Ended December 31, 2017
Revenue	$223,220
Net income	64,034

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors.

Pro forma financial information – Lena Knutsen

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership’s acquisition and financing of the Lena Knutsen as if this acquisition had taken place on January 1, 2017. Since Lena Knutsen was delivered from the yard in June 2017 and commenced on its time charter contract in September 2017, there are no pro forma figures for the years ended December 31, 2016 and 2015.

(U.S. Dollars in thousands)	Unaudited Year Ended December 31, 2017
Revenue	$220,904
Net income	62,999

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors as if the acquisition had taken place from the date of delivery of the vessel.

Pro forma financial information – Vigdis Knutsen

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership’s acquisition and financing of the Vigdis Knutsen as if this acquisition had taken place on January 1, 2017. Since Vigdis Knutsen was delivered from the yard in February 2017 and commenced on its time charter contract in April 2017, there are no pro forma figures for the the years ended December 31, 2016 and 2015.

(U.S. Dollars in thousands)	Unaudited Year Ended December 31, 2017
Revenue	$222,354
Net income	63,225

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors and amortization of the above market time charter as if the acquisition had taken place from the date of delivery of the vessel.

Pro forma financial information – Tordis Knutsen

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership’s acquisition and financing of the Tordis Knutsen as if this acquisition had taken place on January 1, 2017. Since Tordis Knutsen was delivered from the yard in late 2016 and commenced on its time charter contract in January 2017, there are no pro forma figures for the years ended December 31, 2016 and 2015.

(U.S. Dollars in thousands)	Unaudited Year Ended December 31, 2017
Revenue	$221,198
Net income	66,584

Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors and amortization of the above market time charter as if the acquisition had taken place from the date of delivery of the vessel.

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

(U.S. Dollars in thousands)	Unaudited Year Ended December 31, 2016	Unaudited Year Ended December 31, 2015
Revenue	$190,229	$164,477
Net income	65,101	38,401

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

Pro forma financial information – Ingrid Knutsen and Dan Sabia

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2015 giving effect to the Partnership’s acquisition and financing of the Dan Sabia and the Ingrid Knutsen as if these acquisitions had taken place on January 1, 2015. The Dan Sabia and Ingrid Knutsen were delivered on January 9, 2012 and December 2, 2013, respectively.

(U.S. Dollars in thousands)	Unaudited Year Ended December 31, 2015
Revenue	$173,116
Net income	43,810

Included in the pro forma adjustments are depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisitions had taken place on January 1, 2015. In addition, the pro forma adjustments reflect new capital structure and changes in guarantors as if the acquisitions had taken place from the date of delivery of the vessels.

23) Equity Offerings and Sale of Series A Preferred Units

Equity Offerings

(U.S. Dollars in thousands)	January 2017 Offering	November 2017 Offering		Total 2017 Offering	2016 Offering	2015 Offering
Gross proceeds received	$56,125	$66,936	(1)	$123,061	$—	$121,224	(2)
Less: Underwriters’ discount	925	660		1,585	—	4,300
Less: Offering expenses	300	230		530	—	293

Net proceeds received	$54,900	$66,046		$120,946	$—	$116,631

(1)	Includes the General Partner’s 1.85% proportional capital contribution.
(2)	Includes the General Partner’s 2% proportional capital contribution

On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering. In connection with the offering, the General Partner contributed a total of $1.2 million in order to maintain its 1.85% general partner interest in the Partnership. The total net proceeds from the offering and the related General Partner’s contribution were $66.0 million. The Partnership used the net proceeds from the offering to fund the cash portion of the purchase price of the Brasil Knutsen and to repay $43.5 million of borrowings under the revolving credit facility.

On January 10, 2017, the Partnership sold 2,500,000 common units, representing limited partner interests, in an underwritten public offering. The Partnership’s total net proceeds from the offering were $54.9 million. The Partnership used the net proceeds from the offering to fund the cash portion of the purchase price of the Tordis Knutsen and to repay debt and for general partnership purposes.

On June 2, 2015, the Partnership sold 5,000,000 common units, representing limited partner interests, in an underwritten public offering. In connection with the offering, the General Partner contributed a total of $2.4 million in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds from the offering and the related General Partner’s contribution were $116.6 million. The Partnership used the net proceeds from the offering to fund the cash portion of the purchase price of the company that owns and operates the Dan Sabia and to repay the revolving credit facility, the $12.0 million Seller’s Credit and $7.5 million of the Dan Sabia Facility.

Sale of Series A Preferred units

(U.S. Dollars in thousands)	February 2017 Series A Preferred Units	June 2017 Series A Preferred Units	Total Series A Preferred Units
Gross proceeds received	$50,000	$40,000	$90,000
Less: Fee	1,000	1,000	2,000
Less: Expenses	386	150	536

Net proceeds received	$48,614	$38,850	$87,464

On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A Preferred Units at a price of $24.00 per unit. After deducting fees and expenses, the net proceeds from the sale were $48.6 million. The Partnership used the net proceeds from the sale to fund the cash portion of the purchase price of the Tordis Knutsen and to repay debt and for general partnership purposes.

On June 30, 2017, the Partnership (i) issued and sold in a second private placement 1,666,667 additional Series A Preferred Units at a price of $24.00 per unit and (ii) amended and restated its Partnership Agreement to make certain amendments to the terms of the Series A Preferred Units, including the 2,083,333 Series A Preferred Units issued on February 2, 2017. After deducting estimated fees and expenses, the net proceeds of the sale were $38.9 million. The Partnership used $30.0 million of the net proceeds to repay the revolving credit facility, which was drawn in connection with acquisition of the Vigdis Knutsen.

The Series A Preferred Units rank senior to the common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the Board.

The Series A Preferred Units will be generally convertible, at the option of the holders of the Series A Preferred Units, into common units commencing on February 2, 2019 at the then applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate. For the year ended December 31, 2017, the possible conversion of the Series A Preferred Units into common units are included in the calculation of the diluted eranings per unit. See Note 21—Earnings per Unit and Cash Distributions.

Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Series A Preferred Units will have the right to cause the Partnership to redeem the Series A Preferred Units on February 2, 2027 in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date) plus any accrued and unpaid distributions. In addition, at any time following February 2, 2019 and subject to certain conditions, the Partnership will have the right to convert the Series A Preferred Units into common units at the then applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the then outstanding Series A Preferred Units are convertible, based on the then applicable conversion rate, is greater than 130% of the aggregate Issue Price of the then outstanding Series A Preferred Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of the common units, except they do not have any right to nominate, appoint or elect any of the directors of the Board, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, may replace one of the members of the Board appointed by the General Partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with the common units as a single class so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting.

For additional information about the Series A Preferred Units, please read the Partnership’s Reports on Form 6-K filed with the Securities and Exchange Commission on February 2, 2017, May 17, 2017 and June 30, 2017 and Form 8-A/A filed on June 30, 2017.

24) Unit Activity

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2017, 2016 and 2015:

(in units)	Common Units	Subordinated Units	General Partner Units	Series A Preferred Units
December 31, 2015	18,626,594	8,567,500	558,674	—
Subordinated units converted to common units	8,567,500	(8,567,500)	—	—
December 31, 2016	27,194,094	—	558,674	—
January 6, 2017: Public offering	2,500,000	—	—	—
February 2, 2017: Sale of Series A Preferred Units	—	—	—	2,083,333
June 30, 2017: Sale of Series A Preferred Units	—	—	—	1,666,667
November 9, 2017: Public offering	3,000,000	—	56,443	—
December 31, 2017	32,694,094	—	615,117	3,750,000

Originally approved on August 12, 2015, the common unit purchase program authorized the Partnership to repurchase up to 666,667 of its common units and the General Partner to purchase up to 333,333 common units of the Partnership. On August 10, 2016, the boards of directors of the Partnership and the General Partner each authorized an extension of the common unit purchase program to August 31, 2017. On August 9, 2017, the boards of directors of the Partnership and the General Partner authorized a further extension of the program to August 31, 2018. As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. No additional common units had been purchased by the Partnership or the General Partner as of December 31, 2017. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

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

25) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through April 25, 2018, the date at which the audited consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On January 30, 2018, the Partnership’s subsidiary, KNOT Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, closed a new $100 million senior secured term loan facility (the “New Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The New Torill Facility refinanced the outstanding balance of $73.2 million of the Old Torill Facility associated with the Torill Knutsen that bore interest at a rate of LIBOR plus 2.5% and was due to be paid in full in November 2018. The New Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The New Torill Facility bears interest at a rate per annum equal to Libor plus a margin of 2.1%. The facility matures in January 2024.

On February 15, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2017. The aggregate amount of the paid distribution was $18.0 million. On February 15, 2018, the Partnership paid a quarterly cash distribution of $0.48 per Series A Preferred Unit with respect to the quarter ended December 31, 2017. The aggregate amount of the distribution was $1.8 million.

On March 1, 2018 the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired 100% of the shares of KNOT Shuttle Tankers 30 AS (“KNOT 30”), the company that owns the shuttle tanker Anna Knutsen, from KNOT for a purchase price of $120.0 million less $106.8 million of outstanding indebtedness related to the vessel plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsen. On the closing of the Acquisition, KNOT 30 repaid approximately $32.3 million of this indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel (the “Anna Facility”). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The purchase price was settled in cash and is subject to certain post-closing adjustments for working capital and interest rate swaps.

The Anna Knutsen was delivered in March 2017 and is operating in Brazil under a time charter with Galp, which will expire in the second quarter of 2022. The charterer has options to extend the charter for two three-year periods.

The Partnership has accounted for the acquisition of the Anna Knutsen as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The Partnership is in the process of finalizing the accounting for the acquisition and amounts shown below are provisional. The provisional allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. No goodwill was identified as part of the provisional purchase price allocation. The provisional fair values allocated to each class of identifiable assets of KNOT 30 and the difference between the purchase price and net assets acquired was calculated as follows:

(U.S. Dollars in thousands)		March 1, 2018
Purchase consideration (1)		$14,637

Less: Fair value of net assets acquired:
Vessel and equipment	120,000
Long-term debt	(106,752)
Capitalized fee financing of the vessel	1,389
Other (2)

Sub total		14,637

Difference between the purchase price and fair value of net assets acquired		$—

(1)	This includes the purchase consideration for KNOT 30 less the assumed bank debt plus certain intercompany balances and capitalized fees related to the financing of the Anna Knutsen, but excluding the post-closing adjustments for working capital and interest rate swaps.
(2)	This information (working capital adjustment) will be available upon finalization of the Anna Knutsen purchase price allocation.