Form 20-F
period 2018-12-31
KNOT Offshore Partners LP
filed 2019-04-10
CIK 1564180

Use these links to rapidly review the document

PART III
INDEX TO FINANCIAL STATEMENTS OF KNOT OFFSHORE PARTNERS LP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term "new or revised financial accounting standards" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

KNOT Offshore Partners LP

INDEX TO REPORT ON FORM 20-F

FORWARD-LOOKING STATEMENTS

        This Annual Report on Form 20-F for the year ended December 31, 2018 (this "Annual Report") contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology. These forward-looking statements reflect management's current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

        Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

  •
  market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

  •
  the ability of Knutsen NYK Offshore Tankers AS ("KNOT") and KNOT Offshore Partners LP ("KNOT Offshore Partners") to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

  •
  forecasts of KNOT Offshore Partners' ability to make or increase distributions on its common units and make distributions on its Series A Convertible Preferred Units (the "Series A Preferred Units") and the amount of any such distributions;

  •
  KNOT Offshore Partners' ability to integrate and realize the expected benefits from acquisitions;

  •
  KNOT Offshore Partners' anticipated growth strategies;

  •
  the effects of a worldwide or regional economic slowdown;

  •
  turmoil in the global financial markets;

  •
  fluctuations in currencies and interest rates;

  •
  fluctuations in the price of oil;

  •
  general market conditions, including fluctuations in hire rates and vessel values;

  •
  changes in KNOT Offshore Partners' operating expenses, including drydocking and insurance costs and bunker prices;

  •
  KNOT Offshore Partners' future financial condition or results of operations and future revenues and expenses;

  •
  the repayment of debt and settling of any interest rate swaps;

  •
  KNOT Offshore Partners' ability to make additional borrowings and to access debt and equity markets;

  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;

  •
  KNOT Offshore Partners' ability to maintain long-term relationships with major users of shuttle tonnage;

  •
  KNOT Offshore Partners' ability to leverage KNOT's relationships and reputation in the shipping industry;

  •
  KNOT Offshore Partners' ability to purchase vessels from KNOT in the future;

  •
  KNOT Offshore Partners' continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

  •
  KNOT Offshore Partners' ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

  •
  the financial condition of KNOT Offshore Partners' existing or future customers and their ability to fulfill their charter obligations;

  •
  timely purchases and deliveries of newbuilds;

  •
  future purchase prices of newbuilds and secondhand vessels;

  •
  any impairment of the value of KNOT Offshore Partners' vessels;

  •
  KNOT Offshore Partners' ability to compete successfully for future chartering and newbuild opportunities;

  •
  acceptance of a vessel by its charterer;

  •
  termination dates and extensions of charters;

  •
  the expected cost of, and KNOT Offshore Partners' ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners' business;

  •
  availability of skilled labor, vessel crews and management;

  •
  KNOT Offshore Partners' general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

  •
  the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners' unitholders;

  •
  estimated future maintenance and replacement capital expenditures;

  •
  Marshall Islands economic substance requirements;

  •
  KNOT Offshore Partners' ability to retain key employees;

  •
  customers' increasing emphasis on environmental and safety concerns;

  •
  potential liability from any pending or future litigation;

  •
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

  •
  future sales of KNOT Offshore Partners' securities in the public market; and

  •
  KNOT Offshore Partners' business strategy and other plans and objectives for future operations.

        Forward-looking statements in this Annual Report are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in "Item 3. Key Information—Risk Factors." The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond

KNOT Offshore Partners' control. KNOT Offshore Partners cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

        KNOT Offshore Partners undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners makes no prediction or statement about the performance of its common units. The various disclosures included in this Annual Report and in KNOT Offshore Partners' other filings made with the Securities and Exchange Commission (the "SEC") that attempt to advise interested parties of the risks and factors that may affect KNOT Offshore Partners' business, prospects and results of operations should be carefully reviewed and considered.

 PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

  A. Selected Financial Data

        The following selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and accompanying notes included in this Annual Report. Unless the context otherwise requires, references herein to "KNOT Offshore Partners," "we," "our," "us" and "the Partnership" or similar terms refer to KNOT Offshore Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all such entities. References to "KNOT" refer, depending on the context, to Knutsen NYK Offshore Tankers AS and to any one or more of its direct and indirect subsidiaries. References to "KNOT Management" refer to KNOT Management AS, the entity that provides us with crew, technical and commercial management services. References to "KNOT Management Denmark" refer to KNOT Management Denmark AS, a 100% owned subsidiary of KNOT which also provides us with management services. References to "our general partner" refer to KNOT Offshore Partners GP LLC, the general partner of the Partnership. References to "KNOT UK" refer to KNOT Offshore Partners UK LLC, a wholly owned subsidiary of the Partnership. References to "TSSI" refer to TS Shipping Invest AS, and references to "NYK Europe" refer to NYK Logistics Holding (Europe) B.V, each of which holds a 50% interest in KNOT. References to NYK are to Nippon Yusen Kabushiki Kaisha. References to "KOAS UK" refer to Knutsen OAS (UK) Ltd., a wholly owned subsidiary of TSSI. References to "KOAS" refer to Knutsen OAS Shipping AS, a wholly owned subsidiary of TSSI.

        The following table presents, in each case for the periods and as of the dates indicated, our selected consolidated financial and operating data.

        In August 2013, June 2014, December 2014, June 2015, October 2015, December 2016, March 2017, June, 2017, September 2017, December 2017 and March 2018 we acquired KNOT's 100% interest in the companies that own and operate the shuttle tankers, the Carmen Knutsen, the Hilda Knutsen and Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen respectively, each of which we accounted for as an acquisition of a business, other than the Anna Knutsen, which was accounted for as an asset. The results of these acquisitions are included in our results from the dates of their respective acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen or the Anna Knutsen prior to their respective acquisition.

        The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and accompanying notes included in this Annual Report.

        Our financial position, results of operations and cash flows presented below may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(U.S. Dollars in thousands, except per unit amounts and fleet data)
Statement of Operations Data:
Total revenues	$279,456	$219,203	$173,671	$155,024	$112,841
Vessel operating expenses(1)	56,730	46,709	30,903	27,543	23,879
Depreciation	88,756	71,583	56,230	48,844	34,322
General and administrative expenses	5,290	5,555	4,371	4,290	4,323
Goodwill impairment charge	—	—	—	6,217	—
Operating income	128,680	95,356	82,167	68,130	50,317
Interest income	739	248	24	8	13
Interest expense	(49,956)	(30,714)	(20,867)	(17,451)	(15,271)
Other finance expense	(1,260)	(1,406)	(1,311)	(504)	(1,271)
Realized and unrealized gain (loss) on derivative instruments	4,039	4,831	1,213	(9,695)	(6,407
Net gain (loss) on foreign currency transactions	(79)	(267)	(139)	(105)	26
Income (loss) before income taxes	82,163	68,048	61,087	40,383	27,407
Income tax benefit (expense)	2	16	15	59	(15)
Net income (loss)	$82,165	$68,064	$61,102	$40,442	$27,392
Earnings Per Unit (Basic and Diluted):
Common units (Basic)	$2.251	$2.050	$2.291	$1.499	$1.369
Common units (Diluted)	2.217	2.037	2.291	1.499	1.369
Subordinated units(2)	—	—	1.542	1.708	1.343
General partner units	2.251	2.046	2.248	1.487	1.329
Cash distributions declared and paid per unit	2.080	2.080	2.080	2.030	1.795
Balance Sheet Data (at end of period):
Cash and cash equivalents	$41,712	$46,104	$27,664	$23,573	$30,746
Vessels and equipment, net	1,767,080	1,723,023	1,256,889	1,192,927	1,021,857
Total assets	1,836,824	1,793,168	1,292,275	1,223,870	1,070,748
Long-term debt (including current portion and seller's credits)	1,077,291	1,026,615	741,646	667,722	613,221
Series A Convertible Preferred Units	89,264	89,264	—	—	—
Partners' capital	642,775	639,950	521,712	520,770	419,365
Cash Flows Data:
Net cash provided by operating activities	$148,646	$154,585	$108,445	$89,160	$59,339
Net cash used in investing activities	(15,493)	(94,857)	(13,952)	(46,488)	(121,946)
Net cash provided by (used in) financing activities	(137,376)	(41,378)	(90,345)	(49,575)	64,768
Fleet Data:
Number of shuttle tankers in operation at end of period	16	15	11	10	8
Average age of shuttle tankers in operation at end of period (years)	5.5	4.7	4.7	4.1	3.3
Total calendar days for fleet	5,781	4,643	3,691	3,197	2,209
Total operating days for fleet(3)	5,657	4,400	3,668	3,193	2,196
Other Financial Data:
EBITDA(4)	$220,136	$170,097	$138,160	$106,670	$76,987
Adjusted EBITDA(4)	217,436	166,939	138,397	123,191	84,639

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

(4)
Please read "—Non-U.S. GAAP Financial Measures" below.

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

        EBITDA and Adjusted EBITDA should not be considered alternatives to net income or any other indicator of our performance calculated in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure, for the periods presented.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(dollars in thousands)
Net income	$82,165	$68,064	$61,102	$40,442	$27,392
Interest income	(739)	(248)	(24)	(8)	(13)
Interest expense	49,956	30,714	20,867	17,451	15,271
Depreciation	88,756	71,583	56,230	48,844	34,322
Income tax (benefit) expense	(2)	(16)	(15)	(59)	15

EBITDA	$220,136	$170,097	$138,160	$106,670	$76,987
Goodwill impairment charge	—	—	—	6,217	—
Other financial items(a)	(2,700)	(3,158)	237	10,304	7,652

Adjusted EBITDA	$217,436	$166,939	$138,397	$123,191	$84,639

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

        We may not have sufficient cash from operations to pay the minimum quarterly distribution on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of April 10, 2019, there were 3,750,000 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

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

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders may be diluted.

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

        As of December 31, 2018, we had consolidated debt of approximately $1,077.3 million. We have the ability to incur additional debt. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources." Our level of debt could have important consequences to us, including the following:

  •
  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;

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

        If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. We have pledged our vessels as security for our outstanding indebtedness. If our lenders were to foreclose on our vessels in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage in, expand or pursue our business activities. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make cash distributions to our unitholders and cause a decline in the market price of our common units. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.

        The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and our subsidiaries' financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

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

        For more information regarding our financing agreements, please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

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

        In addition, unlike newbuilds, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel's condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows and reduce our liquidity.

        Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our business, financial condition, results of operations and cash available for distribution could be adversely affected.

Our charters are subject to early termination under certain circumstances and any such termination could have a material adverse effect on our results of operations and cash available for distribution to unitholders.

        As of April 10, 2019, our fleet consists of sixteen shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read "Item 4. Information on the Partnership—Business Overview—Charters—Termination."

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

        We currently derive all of our time charter and bareboat revenues from seven customers. For the year ended December 31, 2018, Eni Trading and Shipping S.p.A. ("ENI"), Fronape International Company, a subsidiary of Petrobras Transporte S.A. ("Transpetro"), Equinor ASA ("Equinor"), Repsol Sinopec Brasil, S.A. ("Repsol"), Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell, formerly BG Group ("Shell"), Standard Marine Tønsberg AS a Norwegian subsidiary of ExxonMobil ("ExxonMobil") and Galp Sinopec Brazil Services B.V ("Galp") accounted for approximately 16%, 17%, 8%, 13%, 29%, 6% and 11%, respectively, of our revenues.

        If we lose a key customer, we may be unable to obtain replacement long-term charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In addition, if a customer exercises its right to terminate a charter, we may be unable to re-charter such vessel on terms as favorable to us as those of the terminated charter. The loss of any of our key customers could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholder

        Oil prices can be volatile, and this could affect the equity value of many of our customers. The combination of a reduction of cash flow resulting from lower prices, a reduction in borrowing under related credit facilities and the limited or lack of availability of debt or equity financing could potentially reduce the ability of our customers to make charter payments, which in turn could harm our business, results of operations and financial condition.

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

        Any significant decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

The current state of the global financial markets and current economic conditions may impair our customers' and suppliers' ability to pay for our services and could have a material adverse effect on our revenue, profitability and financial position.

        We depend on our customers' willingness and ability to fund operating and capital expenditures to provide crude oil shuttle tankers for new or expanding offshore projects. Existing and future adverse economic conditions, including low oil prices, may lead to a decline in our customers' operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas.

        Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the equity and debt capital markets were exceedingly distressed during 2008 and 2009 and while these markets have subsequently recovered, periods of volatility have subsequently occurred. Uncertainty surrounding the continuing sovereign debt crisis in Greece and other European Union member countries, turmoil and unrest in the Middle East, Africa, Korea, the Ukraine and elsewhere and the socioeconomic and political crisis in Venezuela have led to increased volatility in global credit and equity markets. An extended period of adverse development in the outlook for European countries or Brazil could reduce the overall demand for oil and have a negative impact on our customers. Potential developments, or market perceptions concerning these and related issues, could affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

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

The results of the United Kingdom's ("U.K.'s") referendum on withdrawal from the European Union ("EU") may have a negative effect on global economic conditions, financial markets and our business.

        In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum, and in March 2017, the government of the U.K. formally initiated the process. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the March 2017 initiation. There is currently no agreement in place regarding the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU derived laws to replace or replicate in the event of a withdrawal. Additionally, it remains possible that the U.K.'s membership in the EU ends without any agreement between the U.K. and the EU on the terms of their relationship going forward. The referendum has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and operating results.

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

        The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea ("SOLAS"). All our vessels are certified either by DNV GL Group AS ("DNV GL") or by the American Bureau of Shipping ("ABS").

        As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

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

        Further, if we determine at any time that a vessel's future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset's carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

        Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the "IMO"), the United Nations agency that regulates international shipping, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping. However, in 2016, the IMO reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade and in 2018 adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st Century. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

        The operation of shuttle tankers is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance is maintained through mutual protection and indemnity associations ("P&I clubs"), and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves

        We may be unable to procure adequate insurance at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance, and any uninsured or underinsured loss could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

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

        Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters and the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration, including those governing oil spills, air emissions, discharges to water and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution.

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

        Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damage claims and fines and penalties in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of petroleum or hazardous substances associated with our operations. In addition, oil spills and failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please read "Item 4. Information on the Partnership—Business Overview—Environmental and Other Regulation."

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

        Our success depends in large part on KNOT's ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Our current and incoming Chief Executive Officer and Chief Financial Officer face conflicts in the allocation of their time to our business.

        John Costain, our Chief Executive Officer and Chief Financial Officer, also serves as the Finance Director for Tankers (UK) Agencies Ltd. Gary Chapman, who will become our Chief Executive Officer and Chief Financial Officer on June 1, 2019, will also serve as as the Chief Financial Officer of Biggin Hill Airport Ltd. Each of these companies conducts substantial businesses and activities of its own in which the Partnership has no economic interest. As a result, there is competition for the time and effort of Mr. Costain and Mr. Chapman.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

        If we are in default on some kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

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

        The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012, for example, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 ("TRA"), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or "any affiliate" has "knowingly" engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures.

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

A cyber-attack could materially disrupt our business

        We rely on information technology systems and networks, the majority of which are provided by KNOT Management, in our operations and the administration of our business. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, results of operations, financial condition, our reputation, or cash flows. We may be required to incur additional costs to modify or enhance our information technology systems or to prevent or remediate any such attacks.

Our business is subject to complex and evolving laws, directives and regulations regarding privacy and data protection.

        We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data ("data protection laws"). These data protection laws, and their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation ("GDPR"), which regulates the use of personally identifiable information, went into effect in the European Union ("EU") on May 25, 2018, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. Complying with the GDPR and similar emerging and changing data protection laws may cause us to incur substantial costs or require us to change our business practices. Noncompliance, or perceived noncompliance, with our legal obligations relating to data protection laws could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. As noted above, we are also subject to the possibility of cyber attacks, which themselves may result in a violation of these laws.

Risks Inherent in an Investment in Us

KNOT and its affiliates may compete with us.

        Pursuant to the omnibus agreement, we entered into with KNOT at the time of our IPO (the "Omnibus Agreement"), KNOT and its controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire, own, operate or charter certain shuttle tankers operating under charters of five years or more. The Omnibus Agreement, however, contains significant exceptions that may allow KNOT or any of its controlled affiliates to compete with us, which could harm our business. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Noncompetition."

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units.

        Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and generally serve for four-year terms. Our general partner in its sole discretion appoints the remaining three directors and sets the terms for which those directors serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders' ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class.

        Our partnership agreement further restricts unitholders' voting rights by providing that Norwegian Resident Holders are not eligible to vote in the election of elected directors. Further, if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any unitholders not entitled to vote on a specific matter are effectively redistributed pro rata among the other common unitholders. Our general partner, its affiliates and persons who acquire common units with the prior approval of our board of directors are not subject to the 4.9% limitation except with respect to voting their common units in the election of the elected directors.

KNOT and its affiliates own a substantial interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to the detriment of our unitholders.

        As of April 10, 2019, KNOT owned 26.2% of our common units and owned and controlled our general partner, which owns a 1.85% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read "—Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors." These conflicts include, among others, the following situations:

  •
  neither our partnership agreement nor any other agreement requires our general partner or KNOT or its affiliates to pursue a business strategy that favors us or utilizes our assets, and KNOT's officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of KNOT, which may be contrary to our interests;

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

        Although a majority of our directors have been elected by common unitholders, our general partner has substantial influence on decisions made by our board of directors. Please read "Item 7. Major Unitholders and Related Party Transactions."

Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

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

  •
  provides that our general partner and our directors are entitled to make other decisions in "good faith" if they reasonably believe that the decision is in our best interests;

  •
  generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

  •
  provides that neither our general partner nor our officers or our directors is liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

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

        For a description of the technical management agreements, management and administration agreements and the administrative services agreement, please read "Item 7. Major Unitholders and Related Party Transactions." The fees and expenses payable pursuant to the technical management agreements, management and administration agreements and the administrative services agreement are payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of affiliates of KNOT could adversely affect our ability to pay cash distributions to our unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they are unable to remove our general partner without KNOT's consent, unless KNOT's ownership interest in us is decreased, all of which could diminish the trading price of our common units.

        Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

  •
  If our general partner is removed without "cause" and units held by our general partner and KNOT are not voted in favor of that removal, our general partner has the right to convert its general partner interest, and the holders of the incentive distribution rights have the right to convert such incentive distribution rights, into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner.

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

  •
  Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting our unitholders' ability to influence the manner or direction of management.

  •
  Unitholders' voting rights are further restricted by our partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% effectively are redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquire common units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

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

        We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of April 10, 2019, KNOT and our general partner owned 26.5% of the common units and all of the incentive distribution rights. We have also entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we filed a registration statement to register resales of the common units underlying the Series A Preferred Units. Following their registration and sale, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

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

        KNOT, as the holder of all of the incentive distribution rights, has the right, at a time when it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by KNOT, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

        In connection with resetting these target distribution levels, KNOT will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. We anticipate that KNOT would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that KNOT could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to KNOT in connection with resetting the target distribution levels related to KNOT's incentive distribution rights. Please read "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Our Cash Distribution Policy—Incentive Distribution Rights."

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

  •
  our unitholders' proportionate ownership interest in us will decrease;

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

        Our Series A Preferred Units will be convertible, under certain circumstances, at the then applicable conversion rate, which will be subject to adjustment under certain circumstances. The conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the "Issue Price") divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on the initial issuance date of the Series A Preferred Units.

        The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units at the then applicable conversion rate. In addition, we may redeem the Series A Preferred Units at any time before February 2, 2027 at the redemption price applicable on any such redemption date, provided, however, that upon notice from us to the holders of Series A Preferred Units or our intention to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate. In addition, subject to certain conditions, we may convert the Series A Preferred Units into common units at the then applicable conversion rate. Upon a change of control of the Partnership, the holders of Series A Preferred Units may require us to redeem the Series A Preferred Units, in cash, at 100% of the Issue Price. Further, the holders of Series A Preferred Units may cause us to redeem the Series A Preferred Units on February 2, 2027 in, at our option, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price. The value (and, therefore, the number) of the common units to be delivered pursuant thereto will be determined based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of our common units as reported on the NYSE for the 30-trading day period ending on the fifth trading day immediately prior to the redemption date.

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

  •
  an existing unitholder's proportionate ownership interest in us will decrease;

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

        The market price of our common units is likely to be influenced by the Series A Preferred Units. For example, the market price of our common units could become more volatile and could be depressed by:

  •
  investors' anticipation of the potential resale in the market of a substantial number of additional common units received upon conversion of the Series A Preferred Units;

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

        Our Series A Preferred Units rank senior to all our common units with respect to distribution rights and liquidation preference. These preferences could adversely affect the market price for our common units or could make it more difficult for us to sell our common units in the future.

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

        Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also affect the amount of cash available for distribution to our unitholders. As described above in "—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduces cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted," our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

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

        As of April 10, 2019, KNOT and our general partner owned 26.5% of our common units.

Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

        As a limited partner in a partnership organized under the laws of the Marshall Islands, our unitholders could be held liable for our obligations to the same extent as a general partner if our unitholders participate in the "control" of our business. Our general partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities, except for those contractual obligations of the Partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

        Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions reduces the amount of working capital borrowings we can make for operating our business. For more information, please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

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

We are exposed to market risks relating to the announced phase-out of the London Interbank Offered Rate ("LIBOR")

        We are exposed to a market risk relating to increases in interest rates because the amounts borrowed under our existing loan and credit facilities bear interest at rates based on LIBOR. On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 ("FCA Announcement"). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Significant increases in LIBOR or uncertainty surrounding its phase out after 2021 could adversely affect our business, financial condition, operating results and cash flows. We use interest rate swaps to reduce our exposure to interest rate risk and hedge a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

Unitholders may have liability to repay distributions.

        Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act (the "Marshall Islands Act"), we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in our assets only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the limited partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

        Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it, with respect to the subject matter thereof, uniform with the laws of the State of Delaware and, for non-resident limited partnerships such as ours, so long as it does not conflict with the Marshall Islands Act or decisions of the High and Supreme Courts of the Marshall Islands, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

Because we and KNOT UK are Marshall Islands entities, our operations may be subject to economic substance requirements of the European Union, which could harm our business.

        On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the "COCG"), the Council of the European Union (the "Council") approved and published Council conclusions containing a list of "non-cooperative jurisdictions" for tax purposes (the "2017 Conclusions"). On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the "2019 Conclusions"). In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

        We are a Marshall Islands partnership and KNOT UK is a Marshall Islands limited liability company. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. Certain jurisdictions have enacted or may enact economic substance laws and regulations in response to the listing and the Marshall Islands may enact similar laws and regulations with which we may be obligated to comply. If we fail to comply with our obligations under any such laws and regulations, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies.

        We do not know: if the E.U. will remove the Marshall Islands from the list of non-cooperative jurisdictions; what actions the Marshall Islands may take, if any, to remove itself from the list; how quickly the E.U. would react to any changes in legislation of the Marshall Islands; or how E.U. banks or other counterparties will react while we or KNOT UK remain as entities organized and existing under the laws of the Marshall Islands. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

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

Tax Risks

        In addition to the following risk factors, you should read "Item 4. Information on the Partnership—Business Overview—Taxation of the Partnership" and "Item 10. Additional Information—Taxation" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

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

U.S. tax authorities could treat us as a "passive foreign investment company," which would have adverse U.S. federal income tax consequences to U.S. unitholders.

        A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of "passive income" or at least 50% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

        Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25% of our gross income for each taxable year was or will be non-passive income, and more than 50% of the average value of our assets for each such year was or will be held for the production of non-passive income. This belief is based on certain valuations and projections regarding our income and assets, and its validity is based on the accuracy of such valuations and projections. While we believe these valuations and projections to be accurate, the shipping market is volatile, and no assurance can be given that they will continue to be accurate at any time in the future.

        Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (the "Fifth Circuit") held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (the "Code"), relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (the "IRS") stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read "Item 10. Additional Information—Taxation—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

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

        We expect that our vessel-owning subsidiaries will qualify for an exemption from U.S. tax on any U.S. source gross transportation income under the Convention Between the United States of America and the Kingdom of Norway with Respect to Taxes on Income and Property (the "U.S.-Norway Tax Treaty"), and we intend to take this position for U.S. federal income tax purposes. However, if we acquire interests in vessel-owning subsidiaries in the future that are not Norwegian residents for purposes of the U.S.-Norway Tax Treaty, U.S. source gross transportation income earned by those subsidiaries would generally be subject to a 4% U.S. federal income tax unless the exemption under Section 883 of the Code applied. In general, the Section 883 exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that begins and ends in the United States.

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

federal income tax under Section 883 of the Code and may not be exempt from U.S. federal income tax under the U.S.-Norway Tax Treaty and therefore may be subject to net income tax in the United States (currently at a 21% rate).

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

        We conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including Norway, that our activities or the activities of our subsidiaries may rise to the level of a taxable presence that is attributed to our unitholders for tax purposes. We have obtained confirmation from the United Kingdom HM Revenue & Customs that unitholders should not be treated as trading in the United Kingdom merely by virtue of their ownership of our common units. If our unitholders are attributed such a taxable presence in a jurisdiction, our unitholders may be required to file a tax return with, and to pay tax in, that jurisdiction based on our unitholders' allocable share of our income. In addition, we may be required to obtain information from our unitholders in the event a tax authority (including in the United Kingdom) requires such information to submit a tax return. We may be required to reduce distributions to our unitholders on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to our unitholders. The United States may not allow a tax credit for any foreign income taxes that our unitholders directly or indirectly incur by virtue of an investment in us.

Item 4.    Information on the Partnership

  A. History and Development of the Partnership

General

        KNOT Offshore Partners LP is a publicly traded limited partnership formed on February 21, 2013 to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. On April 18, 2013, we completed our initial public offering ("IPO") of 8,567,500 common units. In connection with our IPO, through KNOT UK, a 100% owned limited liability company formed under the laws of the Marshall Islands, the Partnership acquired a 100% ownership interest in KNOT Shuttle Tankers AS, which as of February 27, 2013 directly or indirectly owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% of the Windsor Knutsen and 100% of the Bodil Knutsen, respectively.

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

        On December 15, 2017, we acquired KNOT Shuttle Tankers 32 AS, the company that owns the shuttle tanker, the Brasil Knutsen, from KNOT.

        On March 1, 2018, we acquired KNOT Shuttle Tankers 30 AS, the company that owns the shuttle tanker, the Anna Knutsen, from KNOT.

        For more information regarding recent acquisitions and other developments, please see "Item 5. Operating and Financial Review and Prospects—Significant Developments in 2018"

        As of April 10, 2019, we had a fleet of sixteen shuttle tankers.

        We were formed under the law of the Marshall Islands and maintain our principal place of business at 2 Queen's Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our agent for service of process in the United States is Watson Farley & Williams LLP, and its address is 250 West 55th Street, New York, New York 10019.

Capital Expenditures

        We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures, we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are currently $55.5 million per year, which is comprised of $47.0 million for replacing our current vessels at the end of their useful lives and $8.5 million for drydocking maintenance and classification surveys.

Access to Information

        The SEC maintains a website on the Internet that contains reports, proxy, information statements and other information electronically filed via the SEC's Electronic Data Gathering, Analysis, and Retrieval system, which may be accessed at the SEC's website at www.sec.gov.

        We maintain a website at www.knotoffshorepartners.com. The information on our website is not part of this Annual Report.

  B. Business Overview

General

        We were formed to own and operate shuttle tankers under long-term charters. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. All of the vessels in our current fleet are chartered to Equinor, Transpetro, Repsol, Shell, ExxonMobil, Galp and ENI under long-term charters. Our charters have an average remaining term of 3.4 years as of March 31, 2019 (including guaranteed option periods).

        Since our IPO, we have increased our quarterly distribution from $0.375 per unit to $0.52 per unit for the quarter ended December 31, 2018.

        We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of April 10, 2018, KNOT and our general partner owned our general partner interest, all of our incentive distribution rights and 26.5% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

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

  •
  Expand global operations in high-growth regions.  We seek to expand in proven areas of offshore production, such as the North Sea and Brazil, and in new production areas as they are developed. We believe that KNOT's leading market position, operational expertise and strong customer relationships will enable us to have early access to new production projects worldwide.

  •
  Manage our fleet and deepen our customer relationships to continue to provide a stable base of cash flows. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. KNOT charters its current fleet to a number of the world's leading energy companies. We believe the close relationships that KNOT has with these companies will provide attractive opportunities for us. We continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations.

        We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Item 3. Key Information—Risk Factors."

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

        Shuttle tankers are often described as "floating pipelines," because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor. Shuttle tankers can be either purpose-built or converted from existing conventional oil tankers.

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

Our Fleet

        The following table provides information about the sixteen shuttle tankers in our fleet as of April 10, 2019:

				Charter
	Capacity (dwt)		Current Operating Region
Shuttle Tanker		Built		Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	North Sea	Time Charter	Equinor	2020	(1)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	Shell	2019	(1)(2)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2023	(3)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	ENI	2022	(3)
Torill Knutsen	123,000	2013	North Sea	Time Charter	ENI	2019	(1)
Dan Cisne	59,000	2011	Brazil	Bareboat charter	Transpetro	2023
Dan Sabia	59,000	2012	Brazil	Bareboat charter	Transpetro	2024
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	ExxonMobil	2024	(1)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2025	(4)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	Shell	2022	(5)
Vigdis Knutsen	156,000	2017	Brazil	Time Charter	Shell	2022	(5)
Lena Knutsen	156,000	2017	Brazil	Time Charter	Shell	2022	(5)
Brasil Knutsen	154,000	2013	Brazil	Time Charter	Galp	2022	(6)
Anna Knutsen	152,000	2017	Brazil	Time Charter	Galp	2022	(6)

(1)
Customer has the option to extend the charter for up to four one-year periods.

(2)
On December 17, 2018, the Partnership's subsidiary that owns the Windsor Knutsen and Shell agreed to suspend the vessel's time charter contract for a minimum of 10 months and a maximum of 12 months. The suspension period commenced March 4, 2019. During the suspension period, the Windsor Knutsen will operate under a time charter contract with Knutsen Shuttle Tankers Pool AS, on the same terms as the existing time charter contract with Shell.

(3)
Customer has the option to extend the charter for up to three one-year periods.

(4)
Customer has the option to extend the charter for up to one three-year period and one two-year period.

(5)
Customer has the option to extend the charter for up to two five-year periods.

(6)
Customer has the option to extend the charter for up to two three-year periods.

Customers

        For the year ended December 31, 2018, Shell, ENI, Transpetro, Repsol, Equinor, ExxonMobil and Galp accounted for approximately 29%, 16%, 17, %, 13%, 8%, 6% and 11%, respectively, of our revenues.

Charters

        We generate revenues by charging customers for the loading, transportation and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

        As of April 10, 2019, twelve of our shuttle tankers are chartered under time charters and four of our shuttle tankers are chartered under bareboat charters.

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

  Initial Term; Extensions

        The initial term for a time charter or bareboat charter commences upon the vessel's delivery to the customer. Our time charters include options, exercisable by the customer, to extend the charter's initial term. Under the time charters, the customer may also extend the term for periods in which the vessel is off-hire, as described below. Customers under each of our time charters and bareboat charters have rights to terminate the charter prior to expiration of the original or any extended term in specified circumstances.

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

  Off-hire

        Under our time charters, when the vessel is off-hire, or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to a termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

  •
  operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

  •
  the shipowner's failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

        Our bareboat charters do not contain provisions for off-hire.

  Ship Management and Maintenance

        Under our time charters, the shipowner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. KNOT Management and KNOT Management Denmark provide these services to our subsidiaries for all our vessels under time charters. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions." Under our bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, Transpetro has elected to subcontract the technical operation and management of the Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne and the Dan Sabia to an affiliate of KNOT.

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

        According to Fearnresearch, as of April 1, 2019, there were approximately 88 vessels in the world shuttle tanker fleet (including 15 newbuilds on order). Teekay Offshore Partners L.P. is the largest owner in the shuttle tanker market with approximately 32 shuttle tankers (including 6 newbuilds on order). KNOT is the second largest owner of shuttle tankers with 32 shuttle tankers (including our vessels and 3 newbuilds on order). American Eagle Tankers (AET) is the third largest owner of shuttle tankers with 11 vessels (including 7 newbuilds on order). Petrobras, which owns two vessels, employs a total of 24 shuttle tankers (including 3 newbuilds on order) through long-term bareboat and time charters. There are other shuttle tanker owners in the industry, but most of such owners have a limited fleet size and have chartered vessels out for the long term.

Classification, Inspection and Maintenance

        Every large, commercial seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In most cases, the classification society is authorized by the flag state to certify that the vessels also comply with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society may undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed by the classification society as follows:

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

  •
  Class Renewal Surveys.  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic gauging, in order to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would require steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal and though we have not exercised this option for our existing vessels, we may do so in the future.

        All of the vessel's areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

        A vessel's underwater parts are required to be inspected every 24 to 36 months by the classification society. Drydocking of vessels is done, at the minimum, every 60 months until the vessel is 15 years old and every 30 months thereafter. If any defects are found, the classification surveyor will issue a condition of class that must be rectified by the shipowner.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies. All of our vessels have been awarded International Safety Management certification and are certified as being "in class" by DNV GL or ABS, the Norwegian and American classification societies, respectively. All new and secondhand vessels that we purchase must be certified prior to their delivery under the standard purchase contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we will have no obligation to take delivery of the vessel.

        KNOT, through certain of its subsidiaries, operates as our ship manager, and carries out inspections of the ships on a regular basis, both at sea and while the vessels are in port, as well as carrying out inspections and ship audits to verify conformity with managers' reports. The results of these inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Safety, Management of Ship Operations and Administration

        Safety and environmental compliance is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. KNOT's shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

        KNOT, through certain of its subsidiaries, assists us and our operating subsidiaries in managing our ship operations. DNV GL, a Norwegian classification society, has approved KNOT's safety management system, which has been implemented on all our ships, as complying with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"), International Standards Organization ("ISO") 9001 for Quality Assurance, ISO 14001 for Environment Management Systems and OHSAS 18001, for Occupational Health and Safety Management System. As part of KNOT's ISM Code compliance, all the vessels' safety management certificates are being maintained through ongoing internal audits performed by KNOT's certified internal auditors and external audits performed by DNV GL or the respective flag state. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

        KNOT provides, through certain of its subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. KNOT's subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to technical management agreements. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements."

        Critical ship management functions that are provided by KNOT or its subsidiaries through various of its offices around the world include:

  •
  technical management, maintenance and dockings;

  •
  crew management;

  •
  procurement, purchasing and forwarding logistics;

  •
  marine operations;

  •
  vetting, oil major and terminal approvals;

  •
  shipyard supervision;

  •
  insurance; and

  •
  financial services.

        These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. In addition, KNOT's day-to-day focus on cost control will be applied to our operations. We believe that the adoption of common standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

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

        All of our hull and machinery, hull interest and freight interest and loss of hire insurance policies are written on the Norwegian Marine Insurance Plan ("NMIP"), which through the hull and maintenance coverage also offers comprehensive collision liability coverage of up to the insured hull and maintenance value of the vessel. NMIP is based on an "all risk principle" and offers what is considered to be the most comprehensive insurance obtainable in any of the world's marine markets today. The agreed deductible on each vessel averages $150,000 for the shuttle tankers in our fleet.

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

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $1 billion per accident or occurrence. We are a member of Norwegian P&I Club Skuld.

As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

        The insurers providing the covers for hull and machinery, hull interest and freight interest, protection and indemnity and loss of hire insurances have confirmed that they will consider the shuttle tankers as vessels for the purpose of providing insurance.

        We use in our operations KNOT's risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We benefit from KNOT's commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

        KNOT has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems and the ISM Code on a fully integrated basis.

Environmental and Other Regulation

  General

        Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. While we believe that we are in substantial compliance with the current environmental laws and regulations that apply to our operations, there is no assurance that such compliance or compliance with amended or newly adopted laws and regulations can be maintained in the future. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

  International Maritime Organization

        The IMO is the United Nations' agency responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, a mid-deck design with double-side construction or another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

        Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as updated by the 1992 Protocol (the "CLC"). Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner's actual fault or when the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC. IMO regulations also include SOLAS, including amendments to SOLAS implementing the International Security Code for Ports and Ships (the "ISPS"), the ISM Code and the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning systems, which would apply to shuttle tankers. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified the CLC generally utilize the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

        SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, and the ISPS, or the requirements for shuttle tankers under their flag regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union (the "EU") authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

        The requirements contained in the ISM Code govern our operations. Among other requirements, the ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner's development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuild upon delivery.

        The International Labour Organization (the "ILO") is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (the "MLC 2006") to improve safety onboard merchant vessels. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. On August 20, 2012, the required number of countries ratified the MCL 2006 and it came into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements. Each of the existing vessels in our fleet is currently MLC 2006-certified, and we expect to obtain MLC 2006 certificates for each newbuild upon delivery.

        The IMO has adopted the International Convention for the Prevention of Pollution from Ships ("MARPOL"), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and air pollution prevention certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. As of January 2, 2015, these limitations require that fuels of vessels in covered Emission Control Areas ("ECAs") contain no more than 0.1% sulfur. For non-ECA areas, the capped sulfur limitations decrease progressively until they reach the global limit of 0.5% that applies on and after January 1, 2020. MARPOL Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

        In addition, there are several other regulatory requirements to use low sulfur fuel or restrict or regulate emissions from vessels that are either already in force or are upcoming. The EU Directive 33/2005 requiring the use of low sulfur fuel came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil. All of our vessels are able to comply with applicable low sulfur fuel requirements.

        The IMO has negotiated international conventions that impose liability for oil pollution and other environmental harms in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention"). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (which began in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment were accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on our vessels. Although the cost to comply with IMO ballast water treatment regulations for our vessels is difficult to estimate, it is anticipated to be approximately $1.5-$2.0 million per vessel for the Fortaleza Knutsen, Recife Knutsen, Bodil Knutsen, Windsor Knutsen, Carmen Knutsen, Dan Cisne and Dan Sabia. The Anna Knutsen, the Brasil Knutsen, the Lena Knutsen, the Torill Knutsen, the Hilda Knutsen, the Ingrid Knutsen, the Raquel Knutsen the Vigdis Knutsen and the Tordis Knutsen have all installed IMO approved ballast water treatment system.

        The International Convention on Civil Liability for Bunker Oil Pollution 2001 (the "Bunker Convention") provides a liability, compensation and compulsory insurance system to protect and reimburse the victims of oil pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention became effective in 2008 and imposes strict liability on shipowners for certain pollution damage. Registered owners of any seagoing vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a signatory state (a "State Party"), or entering or leaving a port in the territory of a State Party, will be required to maintain insurance that meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The state-issued certificate must be carried onboard at all times. P&I clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels have received "Blue Cards" from their P&I club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

        The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

  European Union Environmental Regulation of Vessels

        In waters of the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations adopting these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, support maritime safety and set out civil and criminal penalties that are being progressively incorporated into domestic legislation. For instance, the EU has adopted legislation (EU Directive 2009/16/EC) that: bans from EU waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards. EU Directive 2009/16/EC introduced a harmonized and coordinated regime for port state control inspections and from January 1, 2011 an on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records. Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.

        Several regulatory requirements to use low sulfur fuel are in force or upcoming. See discussion of "low sulfur fuel" regulations above.

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

        In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions ("VOC") control equipment, on most shuttle tankers serving the Norwegian continental shelf. The license holders of the oil field are responsible for the costs to ensure that shuttle tankers operating in the field are using appropriate VOC control equipment. In recent contracts, the charterers have requested owners to install such equipment against an increase in the hire rate. We have installed the VOC control equipment required to operate on the Norwegian continental shelf in each of the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen, the Windsor Knutsen, the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen.

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

  United States Environmental Regulation of Vessels

        In the United States, federal and state laws and regulations that require vessel owners and operators to obtain and maintain specified permits or governmental approvals; control the discharge of materials into the environment; remove and cleanup materials that may harm the environment; and otherwise comply with regulations intended to protect the environment. Vessel operations are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection, the Department of Interior, the Bureau of Ocean Energy Management, and the Bureau of Safety and Environmental Enforcement, as well as classification societies such as the American Bureau of Shipping. The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 ("OPA 90") and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA").

        Oil Pollution Act and CERCLA.    CERCLA applies to the discharge of "hazardous substances" rather than "oil" and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

        OPA 90 affects all owners, bareboat charterers and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in U.S. waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

        Under OPA 90, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

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

        OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations. We currently maintain for each of our vessel's pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

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

        Owners or operators of vessels, including tankers operating in U.S. waters are required to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. Such response plans must, among other things:

  •
  address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge;"

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

        Clean Water Act.    The United States Clean Water Act ("CWA") prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA. The U.S. Environmental Protection Agency (the "EPA") has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The EPA authorized these incidental discharges pursuant to a permit the EPA designated as the Vessel General Permit for Discharges Incidental to the

Normal Operation of Vessels (the "VGP"), which incorporated the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

        The EPA updated the VGP in 2013 to incorporate numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. These requirements correspond with the IMO's requirements under the BWM Convention, as discussed above. The permit also contains maximum discharge limitations for biocides and residuals. The numeric effluent limits in the new VGP will not apply to all vessels. Those that will be required to comply with the numeric limits will do so under a staggered implementation schedule. Certain existing vessels must achieve the numeric effluent limits for ballast water by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Newbuilds are subject to the numeric limits upon the effective date of the new permit. Vessels that have deferred deadlines for meeting the numeric standards must meet Best Management Practices, which are substantially similar to the requirements under the previous VGP.

        The VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent ("NOIs") to receive permit coverage between six and nine months after the permit's issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. In December 2018, the Vessel Incidental Discharge Act ("VIDA") was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance ("NSPs") to be developed by EPA and implemented and enforced by the U.S. Coast Guard. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

        In addition to the requirements in the VGP (to be replaced by the NSPs established under VIDA), vessel owners and operators must meet 25 sets of state-specific requirements under the CWA's § 401 certification process. Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

        While we do not believe that the costs associated with complying with the existing VGP permits and the NSPs that will be promulgated, including meeting related treatment requirements, will be material, it is difficult to predict the overall impact of CWA requirements on our business at this stage. In addition, state-specific requirements under the CWA's § 401 and any similar restrictions enacted in the future could increase our costs of operating in the relevant waters.

        National Invasive Species Act ("NISA").    In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard approved ballast water management systems. The rule went into effect in June 2012 and set ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO's BWM Convention. The final rule requires that ballast water discharge have no more than ten living organisms per milliliter for organisms between ten and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have no more than ten living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2013 must comply with these ballast water treatment standards and some existing ships must comply by their first drydock after January 1, 2014.

        Clean Air Act.    The United States Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are equivalent to those adopted set forth in Annex VI to MARPOL. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

  Greenhouse Gas Regulation

        In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the "Kyoto Protocol") entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases ("GHGs"). Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol or to the more recently announced Paris Agreement.

        On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to Annex VI to MARPOL for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index ("EEDI") for new ships, and the Ship Energy Efficiency Management Plan ("SEEMP") for all ships. The regulations apply to all ships of 400 gross tonnage and above and are entered into force on January 1, 2013. These rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI to MARPOL or vessels that call upon ports located within such countries. The IMO also adopted a mandatory data collection system requirement in October 2016 ("IMO DCS") that requires ships of 5000 gross tonnage and above to record and report their fuel oil consumption, indirectly addressing carbon dioxide emissions data. The requirement was entered into force on March 1, 2018. These requirements could cause us to incur additional compliance costs.

        The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee ("MEPC") session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of

GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st Century. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

        In the United States, the EPA issued an "endangerment finding" regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. The EPA has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. In addition, climate change initiatives have been or are being considered in the United States Congress and by individual states. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations (EU Directive 2015/757 or EU MRV Regulation) requiring vessels exceeding 5,000 gross tons using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018, with the first reports due in 2019. In February 2019, the European Commission adopted a proposal to amend the EU MRV Regulation to harmonize the requirements of the EU MRV Regulation and the IMO DCS. Although, at present, the EU MRV Regulation is for monitoring, reporting and verification only, but it is anticipated that in the future the EU may move from requiring reporting of emissions to regulations aimed at reducing them.

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

  Vessel Security Regulation

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the "MTSA"), came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS. The ISPS is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must maintain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state.

        Among the various requirements are:

  •
  onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

  •
  onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

  •
  the development of vessel security plans;

  •
  a ship identification number to be permanently marked on a vessel's hull;

  •
  a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

  •
  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from the MTSA vessel security measures provided such vessels have onboard a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS. KNOT has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS.

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

        Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway, and we have elected to be subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their available cargo space rather than income generated from operating the vessels (i.e., operating income), which is tax free. Based upon the cargo space of our current vessels and the applicable rate of taxation, we expect our Norwegian subsidiaries to be liable for approximately $250,000 of Norwegian tonnage tax for the year ended December 31, 2018. In addition, under the tonnage tax regime, other income such as net financial income and expense (i.e. income not generated from operating the vessels) is subject to the regular corporate income tax rate.

        On December 14, 2017, the Norwegian government concluded negotiations with the EFTA Surveillance Authority regarding the Norwegian tonnage tax regime, which has been approved for another ten years until 2027. Pursuant to the approval, Norway has introduced restrictions that eliminate the ability of companies that own vessels under certain bareboat charters to qualify for the Norwegian tonnage tax regime. Companies that no longer qualify for the Norwegian tonnage tax regime will instead be subject to Norwegian corporate income tax. However, there are no limitations on intra-group bareboat chartering, as well as bareboat charters where crewing services are carried out by a related party. In order to constitute a related party, a minimum of 25% ownership/control is required according to the Norwegian General Taxation Act Section 8-13, paragraph 6. Due to the fact that KNOT owns more than 25% of our partnership interests and owns 100% of KNOT Management and KNOT Management Denmark (which provide these crewing services to us), our bareboat charters are effectively seen as time charter services to the customer. If this related party situation is ended, other alternatives and possibly mitigating measures would need to be evaluated by the Partnership. If there is a Brexit some of the existing UK flagged vessels will be reflagged to EU/EEA flag in order to meet any future national flag requirements.

        In case of a UK Brexit, dividend payments from KNOT Shuttle Tankers AS to KNOT UK will not be subject to withholding tax in Norway since KNOT UK owns more than 10% of the capital in KNOT Shuttle Tankers AS, c.f. the double tax treaty between Norway and the UK, article 10, paragraph 2.

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

Employees

        We directly employ one onshore employee and no seagoing employees. As of December 31, 2018, KNOT employed (directly and through ship managers) approximately 502 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions."

        We and KNOT regard attracting and retaining motivated seagoing personnel as a top priority. KNOT offers seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers operating our vessels are engaged on individual employment contracts, and we have entered into collective bargaining agreements that cover substantially all of the sailing personnel that operate the vessels in our current fleet, which are flagged in Norway, the Isle of Man, Malta, Denmark, United Kingdom or the Bahamas. We believe our relationships with these labor unions are good. Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. KNOT's cadet training approach is designed to balance academic learning with hands-on training at sea. KNOT trains personnel mainly in Norway and the Philippines and at institutions that utilize ship handling, dynamic positioning and cargo handling simulators. After receiving formal instruction at one of these institutions, our seafarers' training continues onboard one of KNOT's vessels. Additional vessel and equipment training and courses are arranged in accordance with our training policies and the training requirements of our charterers. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the larger, independent shipping companies with shuttle tanker experience from those that are newcomers and lack experienced, in-house staff and established expertise on which to base their customer service and safety operations.

  C. Organizational Structure

        We are a publicly traded limited partnership formed on February 21, 2013.

        The diagram below depicts our simplified organizational and ownership structure as of April 10, 2019.

(1)
Each of our vessels are owned by certain vessel-owning subsidiaries.

        We listed our common units on the New York Stock Exchange ("NYSE") in April 2013 under the ticker symbol "KNOP."

        We were formed under the law of the Marshall Islands and maintain our principal executive headquarters at 2 Queen's Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our principal administrative offices are located at 2 Queen's Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom.

        A full list of our significant operating and vessel-owning subsidiaries is included in Exhibit 8.1.

D. Property, Plants and Equipment

        Other than the vessels in our current fleet, we do not have any material property.

Item 4A.    Unresolved Staff Comments

        Not applicable.

Item 5.    Operating and Financial Review and Prospects

        The following should be read in conjunction with "Item 3. Key Information—Selected Financial Data," "Item 4. Information on the Partnership," "Forward-Looking Statements" and the consolidated financial statements and accompanying notes included in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are presented in U.S. Dollars.

        References in this Annual Report to our "initial fleet" refer to the Fortaleza Knutsen, the Recife Knutsen, the Windsor Knutsen and the Bodil Knutsen, all of which were contributed to us at or prior to our IPO on April 15, 2013

        In August 2013, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Carmen Knutsen.

        In June 2014, we acquired KNOT's 100% interest in the companies that own and operate the shuttle tankers, the Hilda Knutsen and the Torill Knutsen.

        In December 2014, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Dan Cisne.

        In June 2015, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Dan Sabia.

        In October 2015, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Ingrid Knutsen.

        In December 2016, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Raquel Knutsen.

        In March 2017, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Tordis Knutsen.

        In June 2017, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Vigdis Knutsen.

        In September 2017, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Lena Knutsen.

        In December 2017, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Brasil Knutsen.

        In March 2018, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Anna Knutsen.

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

        On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. As of April 10, 2019, KNOT owned 26.2% of our common units, our general partner and our incentive distribution rights and our general partner owned a 1.85% general partner interest in us and 0.3% of our common units.

Significant Developments in 2018

  Torill Facility

        On January 30, 2018, the Partnership's subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, closed a new $100 million senior secured term loan facility with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent (the "Torill Facility"). The Torill Facility refinanced a $117 million loan facility associated with the Torill Knutsen that bore interest at a rate of LIBOR plus a margin of 2.5% and was due to be paid in full in November 2018. The Torill Facility is repayable in twenty-four (24) consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility matures in January 2024.

  Anna Knutsen Acquisition

        On March 1, 2018, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 30 AS ("KNOT 30"), the company that owns the shuttle tanker Anna Knutsen from KNOT, for a purchase price of $120.0 million, less approximately $106.8 million of outstanding indebtedness related to the Anna Knutsen plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsen and plus other purchase price adjustments of $5.3 million. On the closing of the acquisition, KNOT 30 repaid approximately $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled in cash.

  Extension and Suspension of Windsor Knutsen Charter

        On July 13, 2018, Shell exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2019. Following the exercise of the option, Shell has four one-year options to extend the time charter.

        On December 17, 2018, the Partnership's subsidiary that owns the Windsor Knutsen and Shell agreed to suspend the vessel's time charter contract for a minimum of 10 months and a maximum of 12 months. The suspension period commenced March 4, 2019. During the suspension period, the Windsor Knutsen will operate under a time charter contract with Knutsen Shuttle Tankers Pool AS, a wholly owned subsidiary of KNOT, on the same terms as the existing time charter contract with Shell. The Partnership agreed to the suspension of the contract with Shell and the substitute time charter in order to accommodate the mutual needs of Shell and Knutsen Shuttle Tankers Pool AS.

  Extension of Hilda Knutsen Charter

        On August 3, 2018, the Partnership entered into an amended time charter with Eni, extending the duration of the Hilda Knutsen time charter for four years until August 2022, with options to extend until 2025.

  Extension of Torill Knutsen Charter

        On September 5, 2018, Eni, exercised its option to extend the time charter of the Torill Knutsen by one additional year until November 2019. Following the exercise of the option, Eni has four one-year options to extend the time charter.

  Multi-vessels Refinancing

        On September 20, 2018 the Partnership's subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (the "Vessels"), refinanced their existing bank debt, entering new long-term senior secured credit facilities (the "Multi-vessels Facility"). The new senior secured credit facilities consist of a term loan of $320 million and a $55 million revolving credit facility.

        The term loan is repayable in 20 consecutive quarterly installments, with a balloon payment of $177 million due at maturity in September 2023. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels. The Multi-vessels Facility refinanced previously existing term loans and a revolving credit facility previously secured by the Vessels.

  Extension of Bodil Knutsen Charter

        On November 9, 2018, Equinor ASA exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2020. Following the exercise of the option, Equinor has four one-year options to extend the time charter.

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

(1)
"Hire rate" refers to the basic payment from the charterer for the use of the vessel.

(2)
Defined below under "—Important Financial and Operational Terms and Concepts."

(3)
"Off-hire" refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during off-hire. Our bareboat charters do not contain such provisions.

  Employment of Our Fleet

        The following table describes the operations of the vessels in our fleet.

Vessel	Description of Historical Operations
Fortaleza Knutsen	Delivered in March 2011. Has operated under a long-term bareboat charter with a subsidiary of Transpetro since delivery. Included in the Partnership's initial fleet.
Recife Knutsen	Delivered in August 2011. Has operated under a long-term bareboat charter with a subsidiary of Transpetro since delivery. Included in the Partnership's initial fleet.
Bodil Knutsen
Delivered in February 2011. Completed an interim spot voyage and testing prior to commencing operations under a long-term time charter with Statoil (now Equinor) in May 2011. Included in the Partnership's initial fleet.
Windsor Knutsen
Delivered in May 2007. Following completion of its retrofitting as a shuttle tanker, operated under a long-term time charter with a subsidiary of Shell from April 2011 until July 2014. From July 2014 operated under a charter with KNOT until the vessel commenced on a long term time charter with a subsidiary of Shell in October 2015. In March 2019, began operating under a charter with Knutsen Shuttle Tankers Pool AS.
Carmen Knutsen	Delivered in January 2013. Has operated under a long-term time charter with a subsidiary of Repsol since delivery. Acquired by the Partnership in August 2013.
Hilda Knutsen	Delivered in August 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.
Torill Knutsen	Delivered in November 2013. Has operated under a long-term time charter with ENI, which commenced on delivery. Acquired by the Partnership in June 2014.
Dan Cisne	Delivered in September 2011. Has operated under a long-term bareboat charter with a subsidiary of Transpetro, which commenced on delivery. Acquired by the Partnership in December 2014.

Vessel	Description of Historical Operations
Dan Sabia	Delivered in January 2012. Has operated under a long-term bareboat charter with a subsidiary of Transpetro, which commenced on delivery. Acquired by the Partnership in June 2015.
Ingrid Knutsen	Delivered in December 2013 and commenced on long-term time charter with Standard Marine Tonsberg, a subsidiary of ExxonMobil in February 2014. Acquired by the Partnership in October 2015.
Raquel Knutsen	Delivered in March 2015 and commenced on long-term time charter with Repsol in June 2015. Acquired by the Partnership in December 2016.
Tordis Knutsen	Delivered in November 2016 and commenced on long term time charter with a subsidiary of Shell in January 2017. Acquired by the Partnership in March 2017.
Vigdis Knutsen	Delivered in February 2017 and commenced on long-term time charter with a subsidiary of Shell in April 2017. Acquired by the Partnership in June 2017.
Lena Knutsen	Delivered in June 2017 and commenced on long term time charter with a subsidiary of Shell in September 2017. Acquired by the Partnership in September 2017.
Brasil Knutsen	Delivered in May 2013 and commenced on long-term time charter with Galp in June 2015. Acquired by the Partnership in December 2017.
Anna Knutsen	Delivered in March 2017 and commenced on long term time charter with Galp in May 2017. Acquired by the Partnership in March 2018.

Market Overview and Trends

        As of April 2019, the shuttle tanker market consisted of approximately 88 vessels (including 15 newbuilds on order) characterized by long-term charters with offshore oil producers. Most shuttle tankers operate in the North Sea or offshore Brazil. Demand for shuttle tankers is based on offshore oilfield development and prior to mid-2014, higher oil prices and a positive long-term offshore oil outlook led to increased activity. In the past four years, oil companies delayed oil production start-ups in both the North Sea and Brazil. Project startups are increasing, and the existing fleet is aging. Due to the age structure of the fleet and the relatively high number of projects under development, we believe the medium to long-term outlook continues to be positive and tendering activity for new projects is expected in 2019. For 2018, two new shuttle tankers were ordered to operate in the North Sea. In addition, there were 7 new shuttle tanker contracts awarded for Brazilian operations during 2018

        Oil prices declined significantly in the latter part of 2014 and in 2015 due to an increase in US shale oil production, coupled with increased production from certain OPEC states. Oil prices recovered to a certain degree in 2016 and this continued throughout 2017 and 2018. Existing offshore oil production projects under development where shuttle tankers are required, are unaffected by the volatility in oil prices. Longer term reductions in oil prices could impact the rate of growth of offshore oil production activity when existing projects and projects under development are completed.

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

  •
  We may enter into different financing agreements.  Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities."

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

  •
  Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars. Approximately 51%, 42% and 47% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 27%, 30% and 42% of such vessel operating expenses are denominated in Norwegian Kroner ("NOK"), for the years ended December 31, 2018, 2017 and 2016, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.

  •
  We are subject to a one-time entrance tax into the Norwegian tonnage tax regime.  Our Norwegian subsidiaries are subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller's tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate has been reduced from 25% in 2016 to 24% in 2017 and 23% in 2018.

  •
  Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject only to Norwegian tonnage tax rather than a combination of ordinary taxation and tonnage taxation as reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, the tonnage tax is based on the tonnage of the vessel, and operating income is tax free. Tonnage tax is calculated based on the vessel's net tonnage (in thousands), according to its certificate, multiplied by the days in operation and the applicable dayrate. The net financial income and expense remains taxable as ordinary income tax at the regular corporate income tax rate of 23% for Norwegian subsidiaries subject to the tonnage tax regime.

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

        Please read "Item 3. Key Information—Risk Factors" for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

        We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

        Time Charter and Bareboat Revenues.    Revenues from time charters and bareboat charters are recognized as operating leases on a straight-line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer until the end of the lease term. Under time charters, we are responsible for providing the crewing and other services related to the vessel's operation, the cost of which is included in the daily hire rate, except when off-hire. Under bareboat charters, we provide a specified vessel for a fixed period of time at a specified hire rate. Revenues are affected by hire rates and the number of days a vessel operates as well as the mix of business between time charters and bareboat charters.

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

        Off-hire.    Under our time charters, when the vessel is off-hire, or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to a termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, delays due to accidents, crewing strikes, certain vessel detentions or similar problems or the shipowner's failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew. Our bareboat charters do not contain provisions for off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 180 days.

        Drydocking.    We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which drydocking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. For vessels operating on time charters, we capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels and improvements incurred during drydocking that increase the earnings capacity or improve the efficiency or safety of the vessels. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels operating on bareboat charters, the customer bears the cost of any drydocking. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

        Depreciation.    Depreciation on vessels and equipment is calculated on a straight-line basis over the asset's estimated useful life of 25 years for the hull and equipment, less an estimated residual value. Drydocking cost is depreciated on a straight-line basis over the period until the next planned drydocking takes place. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and depreciated on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining balance of the original drydocking cost in the month of the subsequent drydocking.

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

        Average Number of Vessels.    The historical average number of vessels consists of the average number of owned vessels that are in our possession during the periods presented. We use average number of vessels primarily to highlight changes in vessel operating expenses, hire rate expense and depreciation and amortization.

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

        All of our hull and machinery, hull interest and freight interest and loss of hire insurance policies are written on the NMIP, which through the hull and maintenance coverage also offers comprehensive collision liability coverage of up to the insured hull and maintenance value of the vessel. NMIP is based on an "all risk principle" and offers what is considered to be the most comprehensive insurance obtainable in any of the world's marine markets today. The agreed deductible on each vessel averages $150,000.

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

Customers

        In the years ended December 31, 2018, 2017 and 2016, revenues from the following customers accounted for over 10% of our revenues:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018		2017		2016
Eni Trading and Shipping S.p.A.	$43,955	16%	$46,441	22%	$47,001	27%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,115	17%	45,115	21%	45,236	26%
Equinor ASA	23,426	8%	23,189	11%	21,760	13%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	36,978	13%	28,129	13%	20,904	12%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	81,816	29%	51,259	24%	20,496	12%
Standard Marine Tønsberg AS, a subsidiary of ExxonMobil	16,872	6%	17,634	8%	17,482	10%
Galp Sinopec Brasil Services BV	30,029	11%	734	1%	—	0%

A.    Operating Results

Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017	Change	% Change
Time charter and bareboat revenues	$278,191	$212,501	$65,690	31%
Loss of hire insurance recoveries	450	5,176	(4,726)	–91%
Other income	815	1,526	(711)	–47%
Vessel operating expenses	(56,730)	(46,709)	(10,021)	21%
Depreciation	(88,756)	(71,583)	17,173	24%
General and administrative expenses	(5,290)	(5,555)	(265)	–5%
Interest income	739	248	491	198%
Interest expense	(49,956)	(30,714)	(19,242)	63%
Other finance expense	(1,260)	(1,406)	146	–10%
Realized and unrealized gain (loss) on derivative instruments	4,039	4,831	(792)	–16%
Net gain (loss) on foreign currency transactions	(79)	(267)	188	–70%
Income tax benefit (expense)	2	16	(14)	–88%
Net income	82,165	68,064	14,101	21%

        Time Charter and Bareboat Revenues.    Time charter and bareboat revenues for the year ended December 31, 2018 were $278.2 million, an increase of $65.7 million compared to $212.5 million for the year ended December 31, 2017. This increase was mainly due to increased revenues of $57.9 million resulting from the Anna Knutsen, the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen and the Tordis Knutsen being included in our results of operations from March 1, 2018, December 15, 2017, September 30, 2017, June 1, 2017 and March 1, 2017, respectively, and full earnings from the Windsor Knutsen and the Carmen Knutsen due to planned drydocking in 2017. The increase was partially offset by a $2.8 million decrease in time charter revenues due to drydocking of the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen in 2018 and by a $0.4 million decrease due to an accrual for estimated underperformance of the Hilda Knutsen and the Torill Knutsen in 2017.

        Loss of hire insurance recoveries.    Loss of hire insurance recoveries for the year ended December 31,2018 were $0.5 million compared to $5.2 million for the year ended December 31,2017. The loss of hire insurance recoveries were related to a technical default with the Raquel Knutsen's controllable pitch propeller and a default with the Carmen Knutsen's propeller shaft.

        Other Income.    Other income for the year ended December 31, 2018 was $0.8 million, a decrease of $0.7 million compared to $1.5 million for the year ended December 31, 2017. In October 2015, the Windsor Knutsen commenced operating under a new time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate was paid by KNOT until April 2018. During the year ended December 31, 2018, $0.8 million was recognized as other income pursuant to this guarantee for the Windsor Knutsen compared with $1.2 million in 2017. In addition, $0.3 million was recognized as other income in 2017 connected to the reimbursement for repairs and lost hire from KNOT for the Vigdis Knutsen due to a hull damage incident in June 2017.

        Vessel Operating Expenses.    Vessel operating expenses for the year ended December 31, 2018 were $56.7 million, an increase of $10.0 million from $46.7 million in the year ended December 31, 2017. The increase was primarily due to (i) an increase of $15.0 million from the Anna Knutsen, the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen and the Tordis Knutsen being included in the results of operations from March 1, 2018, December 15, 2017, September 30, 2017, June 1, 2017 and March 1, 2017, respectively and (ii) an increase of $0.8 million related to bunkers consumption in connection with the drydocking of the Brasil Knutsen in the end of the first quarter of 2018. The increase was partially offset by $0.6 million related to bunkers consumption in connection with the drydocking of the Windsor Knutsen in 2017 and by $5.2 million related to the insurance claim and drydocking of the Carmen Knutsen.

        Depreciation.    Depreciation for the year ended December 31, 2018 was $88.8 million, an increase of $17.2 million from $71.6 million in the year ended December 31, 2017. This increase was mainly due to the Anna Knutsen, the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen and the Tordis Knutsen being included in results of operations from March 1, 2018, December 15, 2017, September 30, 2017, June 1, 2017 and March 1, 2017, respectively.

        General and Administrative Expenses.    General and administrative expenses for the year ended December 31, 2018 were $5.3 million, compared to $5.6 million for 2017. The decrease is mainly due to lower activity due to incremental expenses incurred in connection with the common and preferred unit offerings in 2017. The decrease was partly offset by increased costs due to the acquisitions of the Anna Knutsen, the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen and the Tordis Knutsen.

        Interest Income.    Interest income for the year ended December 31, 2018 was $739,000 compared to $248,000 for 2017.

        Interest Expense.    Interest expense for the year ended December 31, 2018 was $50.0 million, an increase of $19.2 million from $30.7 million for the year ended December 31, 2017. The increase was mainly due to additional debt incurred in connection with the acquisitions of the Anna Knutsen, the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen and the Tordis Knutsen, the refinancing of the Hilda Knutsen and the Torill Knutsen and higher LIBOR during the year ended December 31, 2018 compared to the year ended December 31, 2017.

        Other Finance Expense.    Other finance expense for the year ended December 31, 2018 was $1.3 million, a decrease of $0.1 million from $1.4 million for the year ended December 31, 2017. Other finance expenses are primarily related to bank fees and guarantee commissions.

        Realized and Unrealized Gain (Loss) on Derivative Instruments.    Realized and unrealized gain on derivative instruments for the year ended December 31, 2018 was $4.0 million, compared to $4.8 million for the year ended December 31, 2017, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017	$ Change
Realized gain (loss):
Interest rate swap contracts	$1,180	$(2,840)	$4,020
Foreign exchange forward contracts	1,084	280	804

Total realized gain (loss):	2,264	(2,560)	4,824

Unrealized gain (loss):
Interest rate swap contracts	4,429	5,514	(1,085)
Foreign exchange forward contracts	(2,654)	1,877	(4,531)

Total unrealized gain (loss):	1,775	7,391	(5,616)

Total realized and unrealized gain (loss) on derivative instruments:	$4,039	$4,831	$(792)

        The unrealized non-cash element of the mark-to-market gain was $1.8 million for the year ended December 31, 2018 compared to the unrealized non-cash element of the mark-to-market gain of $7.4 million for the year ended December 31, 2017. Of the unrealized gain for the year ended December 31, 2018, $4.4 million related to mark-to-market gains on interest rate swaps due to an increase in swap rates during the year, and an unrealized loss of $2.7 million related to foreign exchange contracts due to strength of the U.S Dollar against the Norwegian Kroner (NOK).

        Net Gain (Loss) on Foreign Currency Transactions.    Net loss on foreign currency transactions for the year ended December 31, 2018 was $0.1 million, compared to $0.3 million for the year ended December 31, 2017.

        Income Tax Benefit.    Income tax benefit for the year ended December 31, 2018 was $2,000 compared to $16,000 for the year ended December 31, 2017.

        Net Income.    As a result of the foregoing, we earned net income of $82.2 million for the year ended December 31, 2018 compared to net income of $68.1 million for the year ended December 31, 2017.

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

        Loss of hire insurance recoveries.    Loss of hire insurance recoveries for the year ended December 31,2017 were $5.2 million compared to $nil million for the year ended December 31,2016. The loss of hire insurance recoveries were related to a technical default with the Raquel Knutsen's controllable pitch propeller and a default with the Carmen Knutsen's propeller shaft.

        Other Income.    Other income for the year ended December 31, 2017 was $1.5 million, an increase of $0.7 million compared to $0.8 million for the year ended December 31, 2016. Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payment of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate was paid by KNOT. During the year ended December 31, 2017, $1.2 million was recognized as other income pursuant to this guarantee for the Windsor Knutsen compared with $0.8 million in 2016. In addition, $0.3 million connected to the reimbursement for repairs and lost hire from KNOT for the Vigdis Knutsen due to a hull damage incident in June 2017 was recognized as other income.

        Vessel Operating Expenses.    Vessel operating expenses for the year ended December 31, 2017 were $46.7 million, an increase of $15.8 million from $30.9 million in the year ended December 31, 2016. The increase was primarily due to an increase of $11.5 million due to the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Raquel Knutsen being included in the results of operations from December 15, 2017, September 30, 2017, June 1, 2017, March 1, 2017 and

December 1, 2016, respectively. $2.9 million of the increase is due to incidents and insurance claims relating to the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen and the Carmen Knutsen and $1.4 million of the increase is due to bunkers consumption in connection with the drydocking of the Carmen Knutsen and the Windsor Knutsen.

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

        Realized and Unrealized Gain (Loss) on Derivative Instruments.    Realized and unrealized gain on derivative instruments for the year ended December 31, 2017 was $4.8 million, compared to $1.2 million for the year ended December 31, 2016, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2017	2016	$ Change
Realized gain (loss):
Interest rate swap contracts	$(2,840)	$(3,886)	$1,046
Foreign exchange forward contracts	280	66	214

Total realized gain (loss):	(2,560)	(3,820)	1,260

Unrealized gain:
Interest rate swap contracts	5,514	4,254	1,260
Foreign exchange forward contracts	1,877	779	1,098

Total unrealized gain:	7,391	5,033	2,358

Total realized and unrealized gain on derivative instruments:	$4,831	$1,213	$3,618

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

        We estimate that we will spend in total approximately $42.6 million for drydocking and classification surveys for the twelve vessels under time charters in our fleet as of March 31, 2019 between 2019 and 2023. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel's ordinary trading area to the drydocking yard.

        On January 30, 2018, the Partnership's subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, closed a new $100 million senior secured term loan facility with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility refinanced a $117 million loan facility associated with the Torill Knutsen that bore interest at a rate of LIBOR plus a margin of 2.5% and was due to be paid in full in November 2018.

        On March 1, 2018, KNOT Shuttle Tankers AS acquired KNOT 30, the company that owns the shuttle tanker Anna Knutsen from KNOT, for a purchase price of $120.0 million, less approximately $106.8 million of outstanding indebtedness related to the Anna Knutsen plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsen and plus other purchase price adjustments of $5.3 million. On the closing of the acquisition, KNOT 30 repaid approximately $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled in cash.

        On September 20, 2018, the Partnership's subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen refinanced their existing bank debt, entering new long-term senior secured credit facilities, the Multi-vessels Facility. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility.

        As of December 31, 2018, the Partnership had available liquidity of $70.4 million, which consisted of cash and cash equivalents of $41.7 million and availability under the revolving credit facilities of $28.7 million. As of April 10, 2019, the revolving credit facilities had an aggregate undrawn capacity of $28.7 million.

        The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2018, the Partnership's net current liabilities were $76.0 million. Included in current liabilities are short term loan obligations that mature before December 31, 2019 and are therefore, presented as current debt.

        The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership's financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including amounts available to be drawn under the revolving credit facilities of $28.7 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

Capital Expenditures

        We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are $55.5 million, which is comprised of $47.0 million for replacing our current vessels at the end of their useful lives and $8.5 million for drydocking maintenance and classification surveys.

Cash Flows

        The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017	2016
Net cash provided by (used in) operating activities	$148,646	$154,585	$108,445
Net cash provided by (used in) investing activities	(15,493)	(94,857)	(13,952)
Net cash provided by (used in) financing activities	(137,376)	(41,378)	(90,345)
Effect of exchange rate changes on cash	(169)	90	(57)
Net increase (decrease) in cash and cash equivalents	(4,392)	18,440	4,091
Cash and cash equivalents at the beginning of the period	46,104	27,664	23,573
Cash and cash equivalents at the end of the period	41,712	46,104	27,664

Net Cash Provided by Operating Activities

        Net cash provided by operating activities decreased by $5.9 million to $148.6 million for the year ended December 31, 2018 compared to $154.6 million for 2017. The decrease was mainly due to changes in working capital elements, especially in amounts due to and from related parties, and increase drydocking expenditures of $12.4 million for the scheduled drydocking of the Brasil Knutsen, the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen in 2018 compared to drydocking expenditures of $6.9 million for the scheduled drydocking of the Windsor Knutsen and Carmen Knutsen in 2017. The decrease was partially offset by higher earnings from the Anna Knutsen, the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen and the Tordis Knutsen being included in our results of operations as of March 1, 2018, December 15, 2017, September 30, 2017, June 1, 2017 and March 1, 2017, respectively.

        Net cash provided by operating activities increased by $46.1 million to $154.6 million for the year ended December 31, 2017 compared to $108.5 million for 2016. The increase was mainly due to higher earnings through the contributions from the Brasil Knutsen, the Lena Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Raquel Knutsen being included in our results of operations as of December 15, 2017, September 30, 2017, June 1, 2017, March 1, 2017 and December 1, 2016, respectively. The increase was partially offset by increased drydocking expenditures of $6.9 million for the scheduled drydocking of the Windsor Knutsen and Carmen Knutsen in 2017 compared to drydocking expenditures of $2.5 million for the scheduled drydocking of the Bodil Knutsen in 2016.

Net Cash Used in Investing Activities

        Net cash used in investing activities was $15.5 million for the year ended December 31, 2018 compared to $94.9 million for the year ended December 31, 2017. Net cash used in investing activities in 2018 of $15.5 million was mainly due to the acquisition of the Anna Knutsen for which we paid a net cash amount to cover the difference between the purchase consideration of $120.0 million less $106.8 million of outstanding indebtedness plus approximately $1.4 million for certain capitalized fees related to the financing of the vessel and plus other purchase price adjustments of $5.3 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Anna Knutsen of $4.5 million.

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

  (iv)
  The acquisition of the Brasil Knutsen on December 15, 2017, for which we paid a net cash amount to cover the difference between the purchase consideration of $96.0 million, less $59.0 million of outstanding indebtedness, less approximately $35.2 million for a loan (the "Company Liquidity Loan"), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen and plus $3.4 million of other purchase price adjustments. Net cash used in investing activities is net of cash acquired from the acquisition of the Brasil Knutsen of $5.2 million.

Net Cash Used in Financing Activities

        Net cash used in financing activities during the year ended December 31, 2018 was $137.4 million and mainly related to the following:

  •
  Proceeds of $100 million from the refinancing of the Torill Knutsen;

  •
  Proceeds of $320 million from the multi-vessel refinancing of the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen, the Carmen Knutsen, the Windsor Knutsen and the Ingrid Knutsen; and

  •
  Proceeds from drawdowns under the two revolving credit facilities of $77.8 million, of which $22 million was repaid during 2018. The total limit of $80 million on the two credit facilities was drawn down and repaid several times during 2018.

        This was offset by the following:

  •
  Repayment of long-term debt of $528.0 million, of which $73.2 million was repaid in connection with refinancing of the Torill Knutsen and $341.9 was repaid in connection with the multi-vessel refinancing of the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen, the Carmen Knutsen, the Windsor Knutsen and the Ingrid Knutsen;

  •
  Payments of $5.3 million in debt issuance costs in relation to the refinancing of the Torill Knutsen and the multi-vessel refinancing of the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen, the Carmen Knutsen, the Windsor Knutsen and the Ingrid Knutsen;

  •
  Repayments of long-term debt from related parties of $22.5 million; and

  •
  Payment of cash distributions to unitholders of $79.3 million, of which $7.2 million was distributions to Series A Preferred Units.

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

  •
  Proceeds of $10 million from drawdown on the Brasil Facility (as defined below); and

  •
  Proceeds from drawdowns under the two revolving credit facilities of $101.5 million, of which $101.5 million was repaid during 2017. The total limit of $60 million on the two credit facilities was drawn down and repaid several times during 2017.

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

        Net cash used in financing activities during the year ended December 31, 2016 was $90.3 million and mainly related to the following:

  •
  Proceeds from the utilization of our revolving credit facility of $30.0 million, of which $5.0 million was repaid in July 2016 and $25.0 million was repaid in January 2017; and

  •
  Proceeds from the Seller's Credit and Seller's Loan of total $25.0 million, provided by KNOT for the acquisition of the Raquel Knutsen.

        This was offset by the following:

  •
  Repayment of long-term debt of $61.0 million;

  •
  Repayment of long-term debt from related parties of $24.0 million;

  •
  Payment of cash distributions to unitholders during 2016 of $60.2 million.

Borrowing Activities

        Long-Term Debt.    As of December 31, 2018 and 2017, our long-term debt consisted of the following:

(U.S. Dollars in thousands)	Vessel	December 31, 2018	December 31, 2017
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutse, Recife Knutsen, Ingrid Knutsen	312,472	—
$55 million revolving credit facility		26,279	—
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$—	$165,000
Fortaleza and Recife loan facility	Fortaleza Knutsen, Recife Knutsen	—	109,375
Ingrid loan facility	Ingrid Knutsen	—	61,085
Hilda loan facility	Hilda Knutsen	90,769	96,923
$117 million loan facility	Torill Knutsen	—	73,177
Torill loan facility	Torill Knutsen	95,000	—
$172.5 million loan facility	Dan Cisne, Dan Sabia	81,839	91,339
Raquel loan facility	Raquel Knutsen	63,184	68,414
Tordis loan facility	Tordis Knutsen	85,991	91,051
Vigdis loan facility	Vigdis Knutsen	87,256	92,316
Lena loan facility	Lena Knutsen	85,750	90,650
Brasil loan facility	Brasil Knutsen	63,454	69,000
Anna loan facility	Anna Knutsen	70,353	—
$25 million revolving credit facility		25,000	25,000

Total long-term debt		1,087,347	1,033,330

Less: current installments		109,534	95,176
Less: unamortized deferred loan issuance costs		2,608	2,191

Current portion of long-term debt		106,926	92,985

Amounts due after one year		977,813	938,154
Less: unamortized deferred loan issuance costs		7,448	4,524

Long-term debt, less current installments and unamortized deferred loan issuance costs		$970,365	$933,630

        The Partnership's outstanding debt of $1,087.3 million as of December 31, 2018 is repayable as follows :

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
2019	84,534	25,000
2020	85,945	—
2021	86,545	70,811
2022	71,210	236,509
2023	55,535	202,185
2024 and thereafter	15,180	153,893

Total	$398,949	$688,398

        As of December 31, 2018, the interest rates on the Partnership's loan agreements were LIBOR plus a fixed margin ranging from 1.8% to 2.4%. See Note 2(f)—Financial Income (Expense) in the consolidated financial statements included in this Annual Report.

  $320 Million Term Loan Facility and $55 Million Revolving Credit Facility

        In September 2018, the Partnership's subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen ("the Vessels"), entered into new senior secured credit facilities (the "Multi-vessels Facility") in order to refinance their existing long term bank debt. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a final payment at maturity in September 2023 of $177 million, which includes the balloon payment and last quarterly installment. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels. The Multi-vessels Facility refinanced the $220 million facility, the $35 million revolving credit facility, the Fortaleza and Recife loan facility and the Ingrid loan facility.

        The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Multi-vessel facility. The Partnership and the borrowers (except for the Partnership subsidiary that owns the Recife Knutsen and the Fortaleza Knutsen) are guarantors, and the Multi-vessels Facility is secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen.

        The Multi-vessels Facility contains the following financial covenants:

  •
  The aggregate market value of the Vessels shall not be less than 125% of the outstanding balance under the Multi-vessels Facility;

  •
  Positive working capital of the borrowers and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrowers and the guarantors were in compliance with all covenants under this facility.

  $220 Million Term Loan Facility and $35 Million Revolving Credit Facility

        The $220 million Term Loan Facility and the $35 million Revolving Credit Facility were repaid in full in September 2018 with the proceeds from the Multi-vessels Facility.

        In June 2014, the Partnership's subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the "Senior Secured Loan Facility") to repay existing debt under previous credit facilities and a $10.5 million seller's credit from KNOT. The Senior Secured Loan Facility consisted of (i) a $220 million term loan (the "Term Loan Facility") and (ii) a $20 million revolving credit facility (the "Revolving Credit Facility").

        The Term Loan Facility was repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bore interest at LIBOR plus a margin of 2.125%.

        On June 30, 2016, the Partnership's subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the "Amended Senior Secured Loan Facility"), which amended the Senior Secured Loan Facility. The Amended Senior Secured Loan Facility included a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility was due to mature in June 2019, bore interest at LIBOR plus a fixed margin of 2.5% and had a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche.

        The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Amended Senior Secured Loan Facility. The Amended Senior Secured Loan Facility was guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

  Fortaleza and Recife Loan Facility

        The Fortaleza and Recife Loan Facility was repaid in full in September 2018 with the proceeds from the Multi-vessels Facility.

        In June 2014, the Partnership's subsidiary Knutsen Shuttle Tankers XII KS, as the borrower, entered into a senior syndicate secured loan facility in the amount of $140 million (the "Fortaleza and Recife Facility"). The Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen. The Fortaleza and Recife Facility was repayable in quarterly installments over five years with a final balloon payment due at maturity in June 2019. The facility bore interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the New Fortaleza and Recife Facility. The facility was guaranteed by the Partnership and KNOT Shuttle Tankers AS and was secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

  Hilda Loan Facility

        In May 2017, the Partnership's subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the "New Hilda Facility"). The New Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The New Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

        The Hilda Facility contains the following primary financial covenants:

  •
  Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

  Torill Loan Facility

        In January 2018, the Partnership's subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, entered into a new $100 million senior secured term loan facility (the "Torill Facility") with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility replaced a $117 million secured loan facility, which was due to be paid in full in October 2018. The Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The Torill Facility contains the following primary financial covenants:

  •
  Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantor were in compliance with all covenants under this facility.

  $172.5 Million Secured Loan Facility

        In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership's acquisition of the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the "Dan Cisne Facility") and a tranche related to Dan Sabia (the "Dan Sabia Facility").

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

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

  •
  Minimum book equity ratio for the Partnership of 30%.

        The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrowers and the guarantor were in compliance with all covenants under this facility.

  Ingrid Loan Facility

        The Ingrid Facility was repaid in full in September 2018 with the proceeds from the Multi-vessels Facility.

        In June 2012, Knutsen NYK Shuttle Tankers 16 AS, the subsidiary owning the Ingrid Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the "Ingrid Facility"). The Ingrid Facility included two tranches. Tranche one was a commercial bank loan of $19.1 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bore interest at LIBOR, plus a margin of 2.25%.

        Tranche two was an export credit loan of $42.0 million, repayable in semi-annual installments and which was due to mature in November 2025. Tranche two bore interest at an annual fixed rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The facility was secured by a vessel mortgage on the Ingrid Knutsen. The Ingrid Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Ingrid Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors.

  Raquel Loan Facility

        In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the "Raquel Facility"). The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen. The Raquel Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Raquel Facility contains the following financial covenants:

  •
  Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

  •
  Minimum book equity ratio for the Partnership of 30%.

        The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

  Tordis Loan Facility

        In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen, as the borrower, entered into a secured loan facility (the "Tordis Facility"). As of the time of the acquisition of the Tordis Knutsen on March 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen. The Tordis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Tordis Facility contains the following financial covenants:

  •
  Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

  Vigdis Loan Facility

        In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the "Vigdis Facility"). The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen. The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Vigdis Facility contains the following financial covenants:

  •
  Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

  Lena Loan Facility

        In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen, as the borrower, entered into a secured loan facility (the "Lena Facility"). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen. The Lena Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Lena Facility contains the following financial covenants:

  •
  Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

  Brasil Loan Facility

        In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen, as the borrower, entered into a secured loan facility (the "Brasil Facility"). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $40.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen. The Brasil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Brasil Facility contains the following financial covenants:

  •
  Market value of the Brasil Knutsen shall not be less than 125% of the of the outstanding balance under the Brasil Facility for the first four years, and 135% thereafter;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of eight (8) vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of twelve (12) vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

  Anna Loan Facility

        In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen, as the borrower, entered into a secured loan facility (the "Anna Facility"). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Anna Knutsen. The Anna Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Anna Facility contains the following financial covenants:

  •
  Market value of the Anna Knutsen shall not be less than 130% of the aggregate outstanding balance under the Anna Facility at any time;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

  $25 Million Revolving Credit Facility

        In August 2017, KNOT Shuttle Tankers AS entered into an unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2019, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

  Derivative Instruments and Hedging Activities

        We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2018, the Partnership's net exposure to floating interest rate fluctuations on its outstanding debt was approximately $490.1 million based on total interest-bearing debt outstanding of $1,087.3 million, less interest rate swaps of $555.5 million, less cash and cash equivalents of $41.7 million. Our interest rate swap contracts mature between July 2020 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.86%.

        We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of December 31, 2018, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 244.2 million. We do not apply hedge accounting for derivative instruments.

Critical Accounting Estimates

        The preparation of the Partnership's consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Significant accounting policies are discussed in Note 2—Summary of Significant Accounting Policies in the consolidated financial statements included in this Annual Report. We believe that the following are the critical accounting estimates used in the preparation of our Partnership's consolidated financial statements. In addition, there are other items within the Partnership's consolidated financial statements that require estimation.

  Vessel Lives and Impairment

        Description.    The carrying value of vessels and equipment represent its historical acquisition or construction cost, including capitalized interest, supervision and technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized, provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel's estimated useful life. Depreciation on our shuttle tankers is calculated using an estimated useful life of 25 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. The carrying value of our vessels may not represent their market value at any point in time, because the market prices of second-hand vessels tend to fluctuate with changes in hire rates and the cost of newbuilds.

        We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset's carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceed the asset's carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset's carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value may be determined through various valuation techniques but is generally calculated as the net present value of estimated future cash flows.

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

        Judgments and Uncertainties.    Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated hire rates are based on rates under existing vessel charters and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot market when not being used in their capacity as shuttle tankers, are based on historical experience of KNOT and our projections of future shuttle tanker voyages. Our estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs of KNOT and our expectations of future cost and operating requirements. Vessel residual values are a product of a vessel's lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation. Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing charter terms, ongoing operating costs and remaining vessel lives. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future hire rates beyond the firm period of existing charters and vessel residual values, due to factors such as the volatility in hire rates and vessel residual values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future hire rates or vessel residual values, will be accurate.

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

  Vessel Market Values

        In "—Vessel Lives and Impairment" above, we discuss our policy for assessing impairment of the carrying value of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying value.

        In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,767 million as of December 31, 2018. With respect to the vessels, based on broker valuations as of December 31, 2018 on a charter free basis, we believe the aggregate market value of these vessels was less than their aggregate carrying value as of that date. We believe the aggregate amount of this deficit as of December 31, 2018 for the vessels was approximately $144 million. These vessels do, however, have fixed rates charters contracts. We did not identify any impairment indicators for our vessels as of December 31, 2018, and accordingly, we have not performed an undiscounted cash flow test or recorded impairment charges.

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

  Purchase Price Allocation, Including Goodwill and Intangible Assets

        Description.    We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as above-market contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. No goodwill or intangible assets arose as a result of acquisitions carried out for the years ended December 31, 2018, 2017 and 2016.

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

        Judgments and Uncertainties.    We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2018 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2018, we determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

        Effect If Actual Results Differ from Assumptions.    If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2018 and 2017, we had a valuation allowance for deferred tax assets of $17.0 million and $15.7 million, respectively.

  Recently Adopted Accounting Standards

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606), as subsequently updated by the FASB, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. This update creates a five-step model and requires a company to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligation in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. Under the new standard, additional qualitative and quantitative disclosures are required. Effective January 1, 2018, the Partnership adopted the requirements of ASC 606 to new and existing contracts not yet completed as of January 1, 2018, using the modified retrospective approach where the cumulative effect of initially applying the standard is recorded as an adjustment to the opening balance of equity. The Partnership made an assessment on the various implementation aspects of ASU 2014-09 and its amendments, and since there are no changes to the timing or amount of revenue recognized, the Partnership has concluded that the effect of the implementation of this new standard will cause no material cumulative effect to the Partnership's historical or future financial position, results of operations or cash flows.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Partnership adopted this ASU prospectively from January 1, 2018. As a result, this increases the likelihood that future dropdowns of Vessels may be considered the acquisition of an asset rather than a business combination.

        On March 1, 2018, the partnership's wholly owned subsidiary, KNOT Shuttle tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 30 AS ("KNOT 30"), the company that owns and operates the Anna Knutsen. Following the adoption of ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, the Partnership accounted for this acquisition as an acquisition of an asset. The cost of the group of assets acquired in the asset acquisition has been allocated to the individual assets acquired or liabilities assumed based on their relative fair values. See the Note 21—Acquisitions.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The new guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The Partnership adopted this ASU on January 1, 2018. The Partnership's adoption of this standard did not have a material impact on the Partnership's consolidated statement of cash flows or related disclosures.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statement of cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The Partnership adopted this ASU on January 1, 2018 under a retrospective approach. The Partnership's adoption of this standard did not have a material impact on the Partnership's consolidated statement of cash flows or related disclosures.

        There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

  New Accounting Standards Not Yet Adopted

        In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The Partnership is the lessor for its Vessels that operate on time charters and bareboat charters. Accounting by a lessor is largely unchanged from the previous standard. The Partnership does not have any material leased assets. A lessee will be required to recognize in its balance sheet a lease liability to make lease payments and a right-of-use asset. The standard requires a modified retrospective transition method for all entities and the standard provides for optional practical expedients in implementing the standard under the modified retrospective approach.

        In July 2018, the FASB issued targeted improvements to the leasing guidance allowing for an additional optional transition method that allow entities to initially apply the new lease standard and its disclosures at the transition date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. The Partnership has elected to use this optional transition approach. The standard is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. The Partnership will adopt ASC 842 and implement the revised guidance as of January 1, 2019. The Partnership will apply the package of practical expedients, but not the hindsight practical expedients since the use of hindsight practical expedient only impacts lease classification if the package of practical expedients is not elected. The Partnership will not reassess whether any expired or existing contracts are, or contain leases, will not reassess lease classification, and will not reassess initial direct costs for any existing leases. Additionally, the practical expedient of disregarding short-term leases for agreements with lease terms of 12 months or less as a lessee and the expedient of not separating lease components from non-lease components will be used for all classes of underlying assets in the Partnership. Based upon assessments performed to date, the Partnership does not expect material effects on the accounting for existing leases applied in the consolidated financial statements where the Partnership is the lessor. Under ASU 2016-02, the Partnership will recognize a right-of-use asset and a lease liability on the balance sheet for certain leases where the Partnership is the lessee based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. Based on the analysis performed by the Partnership to date, the right of use asset and lease liability to be recognized on January 1, 2019 is expected not to be material.

  C. Research and Development, Patents and Licenses, Etc.

        Not applicable.

  D. Trend Information

        Please read "Item 5. Operating and Financial Review and Prospects—Market Overview and Trends."

  E. Off-Balance Sheet Arrangements

        At December 31, 2018, we did not have any off-balance sheet arrangements.

  F. Tabular Disclosure of Contractual Obligations

        The following table summarizes our long-term contractual obligations as of December 31, 2018:

	Payments Due by Period
(U.S. Dollars in thousands)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt	$1,087,347	$109,534	$243,302	$565,439	$169,072
Interest commitments on long-term debt(1)	194,992	51,884	91,481	47,089	4,538
Interest rate swaps(2)	(14,054)	(2,706)	(2,381)	(4,741)	(4,226)
Total	$1,268,285	$158,712	$332,402	$607,787	$169,384

(1)
The interest commitments on long-term debt have been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2018, plus the applicable margin for all periods presented.

(2)
We have entered into interest rate swap contracts and under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest and payments and make fixed interest rate payments. The interest commitments on interest rate swaps have been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2018.

  G. Safe Harbor

        Please read "Forward-Looking Statements."

Item 6.    Directors, Senior Management and Employees

  A. Directors and Senior Management

        The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is 2 Queen's Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	68	Chairman of the Board of Directors
John Costain	55	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	73	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	71	Director and Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	71	Director and Member of the Audit Committee
Richard Beyer	50	Director
Takuji Banno	52	Director
Simon Bird	59	Director

        Trygve Seglem has served as Chairman of our board of directors since 2013. Mr. Seglem is the owner of TSSI, which is a 50% owner of KNOT. In addition, Mr. Seglem serves as a member of the board of directors of Koralfisk AS and a member of the board of directors of Assuranceforeningen SKULD (Gjensidig). Mr. Seglem began his career at Statoil at its inception and has been involved in the development of offshore loading tankers since 1975. In 1984, Mr. Seglem became the project director and a part owner, through TSSI, of the Knutsen Group. In September 2008, Mr. Seglem became the sole owner of the shuttle tanker operations of the Knutsen Companies. Mr. Seglem has a degree from Newcastle University.

        Hans Petter Aas has served on our board of directors since 2013. Mr. Aas has had a long career as a banker in the international shipping and offshore markets and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA in August 2008. Mr. Aas joined DnB NOR Bank ASA (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas was the Chairman of the board of directors of Ship Finance International Limited and a director of Seadrill Limited, Golden Ocean Group Limited, Deep Sea Supply Plc, and Solvang ASA. Mr. Aas is currently a member of the board of directors of Gearbulk Holding Ltd. Mr. Aas has a degree from the Norwegian School of Economics and Business Administration.

        Edward A. Waryas, Jr. has served on our board of directors since 2013. He was Vice President-Marine Business Development for Lloyd's Register North America, Inc. where he was responsible for marine business development, account management, marketing and product development in North America. Prior to joining Lloyd's Register North America, Inc. in 2000, Mr. Waryas was President of the marine division of Clay Marketing & Public Relations, Inc., as well as President of Windward Maritime, LLC, a maritime consultancy company. In the 1990s, Mr. Waryas was Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to these positions, Mr. Waryas was a U.S. Coast Guard licensed engineer for Mobil Shipping & Transportation Company. While at Mobil Shipping & Transportation Company, Mr. Waryas served as chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas is a member of the North American panel for Intertanko and a former member of American Petroleum Institute's Marine Committee. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

        Andrew Beveridge has served on our board of directors since 2013. Mr. Beveridge also serves as a director of KNOT UK, a position he has held since 2013. He is an entrepreneur with a track record of running capital-intensive businesses in the offshore service and shipping industries. From 2006 to 2008, Mr. Beveridge was the Deputy Managing Director and Business Development Manager of Fugro Rovtech Ltd, a shipping and remotely operated vehicle ("ROV") company. From 1996 to 2006, Mr. Beveridge was the Managing Director of Rovtech Ltd., a company that specializes in the operation of underwater ROVs and the ships they deploy in the oil service and underwater cable-burial industries. Prior to 1996, Mr. Beveridge held various positions as the Managing Director, commercial director or manager of Slinsgby Engineering Ltd, HMB Subwork Ltd, Star Offshore Services Ltd, Cunard Steamship Co Ltd and Offshore Marine Ltd. Mr. Beveridge has an engineering degree from Trinity College, Cambridge.

        Richard Beyer has served on our board of directors since April 2017 when he was appointed by our general partner to replace Mr. Hiroaki Nishiyama as an appointed director. Mr. Beyer has been a member of the board of directors of the Partnership's general partner and KNOT UK since 2013 and is a director of NYK Group Europe Limited and NYK Energy Transport (Atlantic) Limited. Before joining NYK Group in 2007, Mr. Beyer was a Senior Legal Adviser to BP Shipping Limited. Mr. Beyer was admitted as an English solicitor in 1995.

        Takuji Banno has served on our board of directors since April 2016. Mr. Banno has served as the Senior General Manager, Offshore Business Group, Energy Division of NYK since April 2012. From April 2011 to April 2012, he served as Director of Yusen Logistics (Singapore) Pte. Ltd. From October 2006 to April 2011, he was Director of NYK Logistics (Asia) Pte. Ltd. From June 2002 to October 2006, he was Manager of NYK's LNG Group. Mr. Banno joined NYK in April 1990 and has a master's degree in Business Administration from the University of Wisconsin-Madison.

        Simon Bird has served on our board of directors since May 2015. Mr. Bird is currently Director Humber for Associated Ports, a board role, having taken up this position in September 2015. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held various positions at British Aerospace plc, Thorn EMI plc, Philips, the Royal Navy and Her Majesty's Diplomatic Service. Mr. Bird is also a director of Bristol Bulk Company, the chairman of UK Major Parts Group, a vice chairman of Maritime UK and a member of the Strategic Advisory Group of the Royal Navy.

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

        On November 29, 2018, the Partnership announced that John Costain has decided to resign as Chief Executive Officer and Chief Financial Officer of the Partnership as of May 31, 2019 in order to pursue other interests. The Partnership's Board has approved the appointment of Gary Chapman as the new Chief Executive Officer and Chief Financial Officer of the Partnership commencing June 1, 2019. Mr. Chapman is a fellow of the Institute of Chartered Accountants in England and Wales and currently serves as the Chief Financial Officer of Biggin Hill Airport Ltd., a private company which owns a business aviation airport in London. From 2008 to July 2017, Mr. Chapman served as the finance director of NYK Energy Transport (Atlantic) Limited and from 2003 to 2008 as the European head of tax for the NYK Group Europe. Prior to 2003, Mr. Chapman served in various roles for KPMG. Mr. Chapman will continue to serve as the Chief Financial Officer of Biggin Hill Airport Ltd. concurrently with his role as Chief Executive Officer and Chief Financial Officer of the Partnership until December 1, 2019.

  B. Compensation

Reimbursement of Expenses of Our General Partner

        Our general partner does not receive compensation from us for any services it provides on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf. In addition, we pay certain fees to KNOT Management and KNOT Management Denmark pursuant to technical management agreements and management and administration agreements with our operating subsidiaries, and we reimburse KOAS UK, KOAS and KNOT Management for their reasonable costs and expenses (plus a 5% service fee) incurred in connection with provision of services pursuant to an administrative services agreement. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions."

Executive Compensation

        Pursuant to the administrative services agreement, John Costain, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Costain is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2018, we incurred total costs, expenses and fees under this agreement of approximately $1.4 million (which includes $0.9 million that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

        Mr. Costain entered into an employment agreement with KNOT UK effective June 1, 2015. Pursuant to the employment agreement, Mr. Costain serves as KNOT UK's Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 213,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), 30 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Costain's employment may be terminated on 6 months' prior written notice by either Mr. Costain or KNOT UK. In addition, Mr. Costain's employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Costain on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified "cause" events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Costain from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2018, Mr. Costain received $286,225 in total compensation.

        In addition, an accrual of $Nil for 2018 was made to cover insurance and pension expenses for Mr. Costain.

        Mr. Chapman entered into an employment agreement with KNOT UK effective June 1, 2019. Pursuant to the employment agreement, Mr. Chapman will serve as KNOT UK's Chief Executive Officer and Chief Financial Officer and will be based in London. His annualized base salary will be 240,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), 30 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Chapman's employment may be terminated on 6 months' prior written notice by either Mr. Chapman or KNOT UK. In addition, Mr. Chapman's employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Chapman on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified "cause" events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Chapman from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. The employment agreement also provides for a transition period, whereby Mr. Chapman shall split his work time between the Partnership and Biggin Hill Airport Ltd. until November 30, 2019 and receive a pro rata reduced salary during that period.

Compensation of Directors

        Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2018 each of our directors and our Chairman received aggregate compensation of $50,000. Members of the audit and conflicts committees each received a committee fee of $12,000 and the Chairman of each such committee received a fee of $15,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

        Our current board of directors consists of seven members, Trygve Seglem, Richard Beyer, Takuji Banno, Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Beyer and Mr. Bannno and have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Beveridge is designated as the Class II elected director and will serve until our annual meeting of unitholders in 2019, Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2020, Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2021. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2022. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

        The Series A Preferred Units do not have any right to nominate, appoint or elect any member of our board of directors unless distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a "Trigger Event"). Upon a Trigger Event, holders of Series A Preferred Units together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, will have the right to replace one of the board members appointed by our general partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid.

Committees

        We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Hans Petter Aas, Andrew Beveridge and Edward A. Waryas, Jr. Our board of directors has determined that each of Mr. Aas, Mr. Beveridge and Mr. Waryas satisfies the independence standards established by the NYSE. Mr. Aas qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.

        We also have a conflicts committee comprised of Mr. Waryas and Mr. Aas. The conflicts committee is available at our board of directors' discretion to review specific matters that our board of directors believes may involve conflicts of interest. The conflicts committee may determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.

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

        Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/corporate governance committee. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please read "Item 16G. Corporate Governance."

  D. Employees

        Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2018, we directly employed one onshore employee and no seagoing employees. As of December 31, 2018, KNOT, through subsidiaries and affiliated companies, employed approximately 502 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions" and "Item 4. Information on the Partnership—Business Overview—Employees."

  E. Unit Ownership

        Other than those common units in which Trygve Seglem may be deemed to share beneficial ownership, as of April 10, 2019, there were no common units beneficially owned by our current directors or executive officer. Please read "Item 7. Major Unitholders and Related Party Transactions—Major Unitholders."

Item 7.    Major Unitholders and Related Party Transactions

  A. Major Unitholders

        The following table sets forth the beneficial ownership of our common units as of April 10, 2019 by each person that we know to beneficially own more than 5.0% of our common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	8,657,868	26.5%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(2)	1,828,663	5.6%
Oppenheimer Funds Inc.(3)	1,813,987	5.5%
Advisory Research Inc.(4)	1,664,975	5.1%

(1)
KNOT is a joint venture between TSSI and NYK Europe, each of which owns a 50% interest in KNOT. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding AS ("Seglem Holding"), of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the 8,657,868 common units held by KNOT and our general partner.

(2)
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 1,602,011 units and shared dispositive power as to 1,828,663 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on February 1, 2019.

(3)
Oppenheimer Funds Inc. has shared voting power and dispositive power, as to 1,813,987 common units. This information is based on the Schedule 13G/A filed by Oppenheimer Funds Inc. on January 24, 2019.

(4)
Advisory Research Inc. has shared voting power and dispositive power as to 1,664,975 common units. This information is based on the Schedule 13G/A filed by Advisory Research Inc. on February 13, 2019.

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

        As of April 10, 2019, we had 3,750,000 Series A Preferred Units issued and outstanding, of which 2,083,333 units, 1,250,000 units and 416,677 units are held by OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP., respectively.

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

        KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read "Item 6. Directors, Senior Management and Employees—Board Practices." KNOT also exercises influence over the Partnership through its ownership of 26.5% of our common units as of April 10, 2019.

  B. Related Party Transactions

        From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to since January 1, 2016 are discussed below.

Omnibus Agreement

        Upon the closing of our IPO, we entered into an Omnibus Agreement with KNOT, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the Omnibus Agreement.

  Noncompetition

        Pursuant to the Omnibus Agreement, KNOT agreed, and caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any shuttle tanker operating under a charter for five or more years. For purposes of this section, we refer to these vessels, together with any related charters, as "Five-Year Vessels" and to all other shuttle tankers, together with any related charters, as "Non-Five-Year Vessels." The restrictions in this paragraph do not prevent KNOT or any of its controlled affiliates (other than us and our subsidiaries) from:

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

  (a)
  if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by KNOT's board of directors, KNOT must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that KNOT incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and

  (b)
  if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by KNOT's board of directors, KNOT must notify us of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, we will notify KNOT if we wish to acquire such vessels in cooperation and simultaneously with KNOT acquiring the Non-Five-Year Vessels. If we do not notify KNOT of our intent to pursue the acquisition within 30 days, KNOT may proceed with the acquisition and then offer to sell such vessels to us as provided in paragraph (1)(a) above;

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

Windsor Knutsen Charter with Knutsen Shuttle Tankers Pool AS

        On December 17, 2018, our subsidiary that owns the Windsor Knutsen, KNOT Shuttle Tankers 18 AS, entered into a time charter contract with Knutsen Shuttle Tankers Pool AS, a wholly owned subsidiary of KNOT. Under the time charter contract with Knutsen Shuttle Tankers Pool AS, the Windsor Knutsen will operate on the same terms as its existing time charter contract with Shell during the 10 to 12 month period that the time charter contract with Shell is suspended. The suspension period under the time charter contract with Shell commenced March 4, 2019.

Administrative Services Agreement

        Effective as of February 26, 2013, in connection with our IPO, we entered into an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides certain management and administrative services to us. The agreement had an initial term of five years. The services provided under the administrative services agreement are provided in a diligent manner, as we may reasonably direct. KNOT UK is permitted to subcontract certain of the administrative services provided under this agreement to KOAS UK and KOAS, each of which is a wholly owned subsidiary of TSSI and KNOT Management. On May 7, 2015, we entered into an amendment to the administrative services agreement, which allows KNOT UK to also subcontract administrative services to KNOT Management. Effective as of February 26, 2018, we entered into a second amendment to the administrative services agreement extending the term of the agreement indefinitely.

        The administrative services agreement may be terminated by any party upon 90 days' notice for any reason. Under the administrative services agreement, John Costain, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Costain is responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors has the ability to terminate the arrangement with KNOT UK regarding the provision of executive officer services to us with respect to Mr. Costain at any time in its sole discretion. Beginning on June 1, 2019, Gary Chapman will provide executive officer services for our benefit as an officer of KNOT UK under the administrative services agreement. Mr. Chapman will be responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors will have the ability to terminate the agreement with KNOT UK regarding the provision of executive officer services to us with respect to Mr. Chapman at any time in its sole discretion.

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

        Under the administrative services agreement, we indemnify KNOT UK's subcontractors against all actions which may be brought against them as a result of their performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of the subcontractor or its officers, employees and agents.

Technical Management Agreements

        Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, which operate under time charters, is subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan

Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee. Please read "—Management and Administration Agreements".

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

        With respect to the technical management agreements, KNOT Management and its subcontractors use their best endeavors to also provide the commercial operations, including arranging payment to the owner's account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and stevedores and arranging surveys associated with the commercial operations.

        Annual management fee.    Pursuant to each of the technical management agreements, each of KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, Knutsen Shuttle Tankers 13 AS, Knutsen Shuttle Tankers 14 AS, Knutsen Shuttle Tankers 15 AS, Knutsen NYK Shuttle Tankers 16 AS, Knutsen Shuttle Tankers 19 AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 32 AS and KNOT Shuttle Tankers 30 AS as owners, paid a fee of $0.55 million per year for 2018 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2019 has been set at

$0.58 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

        Term.    Each of the technical management agreements for the Windsor Knutsen and the Bodil Knutsen continues indefinitely until terminated by either party after giving three months' written notice. Each of the technical management agreements for the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen continues indefinitely until terminated by either party after giving six months' notice.

        Automatic termination and termination by either party .    Each technical management agreement terminates or is deemed to be terminated if:

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

        KNOT Management also may terminate each technical management agreement if the applicable owner elects to provide officers and, for any reason within its control, fails to (1) procure that all officers and ratings supplied by it or on its behalf comply with the requirements of the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, as amended in 1995, or (2) instruct such officers and ratings to obey all reasonable orders of KNOT Management in connection with the operation of KNOT Management's safety management system. The manager may only terminate if the owner is given notice of such default and fails to cure within a reasonable time to the satisfaction of the manager.

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

Management and Administration Agreements

        The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements pursuant to which the subsidiaries that own and operate these vessels paid a fee of $0.05 million per year for the Recife Knutsen and the Fortaleza Knutsen and a fee of $0.02 million per year for the Dan Sabia and the Dan Cisne to either KNOT Management or KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual fee for 2019 has been set at $0.06 million for the Recife Knutsen and the Fortaleza Knutsen and $0.02 million for the Dan Sabia and the Dan Cisne. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements continue indefinitely until terminated by either party after giving two months' written notice, in the case of the Dan Sabia and Dan Cisne agreements or three months' written notice, in the case of the Recife Knutsen and Fortaleza Knutsen agreements. The management and administration agreements also may be terminated by the owner or manager on terms similar to the technical management agreements.

Acquisition of the Vigdis Knutsen

        In May 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT's 100% interest in KNOT 25, the company that owns and operates the shuttle tanker the Vigdis Knutsen for consideration of $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the vessel, plus approximately $17.9 million for a receivable owed by KNOT to KNOT 25, plus approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen and plus other purchase price adjustments of $.3.7 million for working capital and interest rate swaps. On the closing of the acquisition on March 1, 2017, KNOT 25 repaid approximately $42.9 million of the indebtedness and KNOT repaid the receivable. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Vigdis Knutsen.

Acquisition of the Lena Knutsen

        In August 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT's 100% interest in KNOT 26, the company that owns and operates the shuttle tanker the Lena Knutsen for consideration of $142.0 million, less approximately $133.8 million of outstanding indebtedness related to the vessel, plus approximately $24.1 million for a receivable owed by KNOT to KNOT 26, plus approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen and less other purchase price adjustments of $0.1 million. On the closing of the acquisition on September 30, 2017, KNOT 26 repaid approximately $41.9 million of the indebtedness and KNOT repaid the receivable. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Lena Knutsen.

Acquisition of the Brasil Knutsen

        In December 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT's 100% interest in KNOT 32, the company that owns and operates the shuttle tanker the Brasil Knutsen for consideration of $96.0 million, less $59.0 million of outstanding indebtedness related to the vessel, less approximately $35.2 million for a loan owed by KNOT 32 to KNOT (the "Company

Liquidity Loan"), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen and other purchase price adjustments of $3.4 million. On the closing of the acquisition on December 15, 2017, KNOT 32 paid the Company Liquidity Loan in full. The cash portion of the purchase price was financed with the proceeds from our public offering of 3,000,000 common units which closed on November 9, 2017. See Note 22—Equity Offerings and Sale of Series Preferred Units—Equity Offerings in the consolidated financial statements included in this Annual Report. The Conflicts Committee approved the acquisition. The Conflicts Committee approved the acquisition of the Brasil Knutsen .

Acquisition of the Anna Knutsen

        In February 2018, we entered into a share purchase agreement pursuant to which we acquired KNOT's 100% interest in KNOT 30, the company that owns the shuttle tanker, Anna Knutsen, for a purchase price of $120.0 million, less approximately $106.8 million of outstanding indebtedness related to the Anna Knutsen, plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsen and other purchase price adjustments of $5.3 million. On the closing of the acquisition on March 1, 2018, KNOT 30 repaid approximately $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Anna Knutsen.

        Please read Note 21—Acquisitions in the consolidated financial statements included in this Annual Report.

Other Related Party Transactions

        The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2018 and included in the consolidated financial statements. Please read Note 18—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended December 31, 2018
(U.S. Dollars in thousands)
Statement of Operations Data:
Time charter and bareboat revenues	$—
Other income	749
Operating expenses	(6,491)
General and administrative expenses	(2,300)
Finance income (expense)	—
Total income (expense)	$(8,043)

        Payables to KNOT and KOAS were $0.4 million and $0.6 million, respectively, for the year ended December 31, 2018. In addition, included in trade accounts payable, trading balances due to KOAS were $0.4 million and trading balances due to KNOT were $0.5 million for the year ended December 31, 2018. Outstanding balances are settled on a monthly basis.

        As a result of our relationships with KNOT and its affiliates, we, our general partner and our subsidiaries have entered into various agreements that were not the result of arm's length negotiations. We generally refer to these agreements and the transactions that they provide for as "affiliated transactions" or "related party transactions."

        Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our board of directors. Pursuant to our partnership agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our board of directors or from the common unitholders. Affiliated transactions that are not approved by the conflicts committee of our board of directors and that do not involve a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be "fair and reasonable" to us. In determining whether a transaction or resolution is "fair and reasonable," our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us. If the above procedures are followed, it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the Partnership, unless the context otherwise requires.

        Our conflicts committee is comprised of at least two members of our board of directors. The conflicts committee is available at our board of directors' discretion to review specific matters that our board of directors believes may involve conflicts of interest. The conflicts committee may determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements.

Distributions to KNOT

        We have declared and paid quarterly distributions totaling $22.1 million and $21.8 million to KNOT for each of the years ended December 31, 2018 and 2017, respectively.

  C. Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

  A. Consolidated Statements and Other Financial Information

        Please read "Item 18. Financial Statements" for additional information required to be disclosed under this item.

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

  •
  We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

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

  •
  Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of April 10, 2019, there were 3,750,000 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.

  •
  We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read "Item 3. Key Information—Risk Factors" for a discussion of these factors.

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

        During the year ended December 31, 2018, the aggregate amount of cash distributions paid to the holders of the Series A Preferred Units was $7.2 million.

  Minimum Quarterly Distribution

        Common unitholders are entitled under our partnership agreement to receive a minimum quarterly distribution of $0.375 per unit to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves, distribution payments on the Series A Preferred Units and payment of fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" for a discussion of the restrictions contained in our credit facilities and lease arrangements that may restrict our ability to make cash distributions to our unitholders.

        During the year ended December 31, 2018, the aggregate amount of cash distributions paid to common unitholders was $70.8 million.

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

        The following table illustrates the percentage allocations of the additional available cash from operating surplus among our unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distributions that are less than the minimum quarterly distribution. The percentage interests set forth in the table below assume that our general partner owns a 1.85% general partner interest and that we do not issue additional classes of equity securities.

		Marginal Percentage Interest in Distributions
				Holders of Incentive Distribution Rights
	Total Quarterly Distribution Target	Unitholders	General Partner
Minimum Quarterly Distribution	$0.375	98.15%	1.85%	0%
First Target Distribution	up to $0.43125	98.15%	1.85%	0%
Second Target Distribution	above $0.43125 up to $0.46875	85.15%	1.85%	13.0%
Third Target Distribution	above $0.46875 up to $0.5625	75.15%	1.85%	23.0%
Thereafter	above $0.5625	50.15%	1.85%	48.0%

  B. Significant Changes

        Please read Note 24—Subsequent Events in the consolidated financial statements included in this Annual Report.

Item 9.    The Offer and Listing

  A. Offer and Listing Details

        Our common units are traded on the NYSE under the symbol "KNOP".

  B. Plan of Distribution

        Not applicable.

  C. Markets

        Our common units started trading on the NYSE on April 9, 2013.

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

  C. Material Contracts

        The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in "Item 19. Exhibits":

(1)
Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement."

(2)
Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS, as amended by Amendment No. 1, dated May 7, 2015, Amendment No. 2, dated November 28, 2018, and Amendment No. 3, dated March 13, 2019. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement."

(3)
Management and Administration Agreements with respect to each of the Fortaleza Knutsen, Recife Knutsen, Dan Cisne and Dan Sabia and Technical Management Agreements with respect to each of the other vessels in our fleet. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements" and "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements", respectively.

(4)
Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Hilda Loan Facility."

(5)
Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Loan Facility."

(6)
Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility."

(7)
Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Cisne Facility. Please read "Item 5. Operating and Financial Review and

  Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility."

(8)
Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Sabia Facility. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility."

(9)
Facility Agreement, dated December 17, 2014, among Knutsen Shuttle Tankers 19 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated November 29, 2016. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Loan Facility."

(10)
Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Loan Facility."

(11)
Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, as borrowers, and the other parties thereto, as amended and restated on October 23, 2015. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tordis Loan Facility", "—Vigdis Loan Facility" and "—Lena Loan Facility"

(12)
Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tordis Loan Facility."

(13)
Accession Letter, dated June 1, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Vigdis Loan Facility."

(14)
Accession Letter, dated September 29, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Lena Loan Facility."

(15)
Term Loan Facility Agreement, dated June 27, 2017, among KNOT Shuttle Tankers 32 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated December 15, 2017. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Brasil Loan Facility."

(16)
Accession Letter, dated December 15, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 32 AS and ABN AMRO Bank N.V. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Brasil Loan Facility."

(17)
Term Loan Facility Agreement, dated September 30, 2016, among KNOT Shuttle Tankers 30 AS, as borrower, and the other parties thereto. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Anna Loan Facility."

(18)
Accession Letter, dated March 1, 2018, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 30 AS and Nordea Bank AB. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Anna Loan Facility."

(19)
Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among KNOT Shuttle Tankers AS, Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, the other parties thereto. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$320 Million Term Loan Facility and $55 Million Revolving Credit Facility."

(20)
Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and John Costain. Please read "Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation."

(21)
Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman. Please read "Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation."

(22)
Share Purchase Agreement, dated May 16, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS, as amended by the Addendum, dated May 30, 2017. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Vigdis Knutsen ."

(23)
Share Purchase Agreement, dated August 9, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS, as amended by the Addendum, dated September 26, 2017. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Lena Knutsen ."

(24)
Share Purchase Agreement, dated December 15, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Brasil Knutsen ."

(25)
Share Purchase Agreement, dated February 20, 2018, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Anna Knutsen ."

(26)
Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016, the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017 and the Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017. Please read Note 22—Equity Offerings and Sale of Series A Preferred Units in the consolidated financial statements.

(27)
Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto. Please read Note 22—Equity Offerings and Sale of Series A Preferred Units in the consolidated financial statements.

(28)
Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP. Please read Note 22—Equity Offerings and Sale of Series A Preferred Units in the consolidated financial statements.

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

  E. Taxation

        The following is a discussion of the material U.S. federal income tax considerations that may be relevant to current and prospective unitholders. This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to KNOT Offshore Partners LP.

        The following discussion applies only to beneficial owners of common units that own the common units as "capital assets" within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans, individual retirement accounts, persons who own (actually or constructively) 10% or more of the vote or value of our equity or former citizens or long-term residents of the United States), persons who hold the units as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

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

U.S. Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of our common units that is:

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

  Distributions

        Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If we make distributions to U.S. Holders in excess of our earnings and profits, the excess portion of those distributions will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to distributions that they receive from us. Dividends received with respect to our common units generally will be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

        Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a "U.S. Individual Holder") generally will be treated as "qualified dividend income," which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) our common units are readily tradable on an established securities market in the United States (such as the NYSE, on which our common units are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (3) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Because of the uncertainty of these matters, including whether we are or will be a PFIC, there is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

        Special rules may apply to any amounts received in respect of our common units that are treated as "extraordinary dividends." In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder's adjusted tax basis (or fair market value upon the unitholder's election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a unitholder's adjusted tax basis (or fair market value). If we pay an "extraordinary dividend" on our common units that is treated as "qualified dividend income," then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

  Sale, Exchange or Other Disposition of Common Units

        Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other taxable disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "—Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Any such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

  Medicare Tax on Net Investment Income

        Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (1) "net investment income" or (2) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

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

        Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute "passive income" unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

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

        As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC over the subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

  Taxation of U.S. Holders Making a Timely QEF Election

        If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder's adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits.

        Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

  Taxation of U.S. Holders Making a "Mark-to-Market" Election

        If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units and, as we anticipate, our units were treated as "marketable stock," then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder's common units at the end of the taxable year over the holder's adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

  Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units, a U.S. Holder that does not make either a QEF election or a "mark-to-market" election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common units) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common units;

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

        These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder's successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

        A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

  Distributions

        Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent such distributions constitute income effectively connected with the Non-U.S. Holder's U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such distributions also are attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected distributions received by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional U.S. branch profits tax at a rate of 30% (or, if applicable, a lower treaty rate).

  Disposition of Units

        In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected gain of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional U.S. branch profits tax at a rate of 30% (or, if applicable, a lower treaty rate). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and they meet certain other requirements.

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

        In addition, individual citizens or residents of the United States holding certain "foreign financial assets" (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

Non-United States Tax Considerations

        Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to KNOT Offshore Partners LP.

  Marshall Islands Tax Consequences

        Because we and our subsidiaries do not and do not expect to conduct business, transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law, unitholders that are neither citizens nor residents of the Marshall Islands and do not maintain offices in nor engage in business, transactions or operations in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to them as unitholders. In addition, such unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of the Marshall Islands to file Marshall Islands tax returns relating to their ownership of common units.

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

        The discussion that follows is based upon existing Norwegian legislation and current Norwegian Tax Administration practice. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below. Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to KNOT Offshore Partners LP.

        Under the Tax Act on Income and Wealth, persons not resident in Norway for taxation purposes ("Non-Norwegian Holders") will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

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

        While we expect to conduct our affairs in such a manner that our business will not be treated as managed from or carried on in Norway at any time in the future, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. Our Norwegian tax counsel has advised us regarding certain measures we can take to limit the risk that our business may be treated as managed from or carried on in Norway and has concluded that, provided we adopt these measures and otherwise conduct our affairs in a manner consistent with our Norwegian tax counsel's advice, which we intend to do, our business should not be treated as managed from or carried on in Norway for taxation purposes, and consequently, Non-Norwegian Holders should not be subject to tax in Norway solely by reason of the acquisition, holding, disposition or redemption of their common units. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Norwegian taxation authority could challenge, or a court could disagree with, our position.

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

  United Kingdom Tax Consequences

        The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective unitholders who are persons not resident in the United Kingdom for taxation purposes and who do not acquire their units as part of a trade, profession or vocation carried on in the United Kingdom, which we refer to as "Non-UK Holders."

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

  F. Dividends and Paying Agents

        Not applicable.

  G. Statement by Experts

        Not applicable.

  H. Documents on Display

        Documents concerning us that are referred to in this Annual Report may be inspected at our principal executive headquarters at 2 Queen's Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, and may also be obtained from our website at www.knotoffshorepartners.com. Those documents electronically filed via the SEC's Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC's website at www.sec.gov.

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

        We have historically used interest rate swap contracts to manage our exposure to interest rate risks. Interest rate swap contracts were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swap contracts are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swap contracts do not qualify for hedge accounting, and movements in their fair values are reflected in the statements of operations under "Realized and unrealized gain (loss) on derivative instruments." Interest rate swap contracts that have a positive fair value are recorded as "Other current assets," while swaps with a negative fair value are recorded as "Derivative liabilities."

        As of December 31, 2018, we were party to interest rate swap contracts with a combined notional amount of approximately $555.5 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.38% per annum and 2.89% per annum for all periods. The interest rate swap contracts mature between July 2020 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2018 are as follows:

	December 31, 2018
(U.S. Dollars in thousands)	Notional Amount	Fair Value (asset)
Interest rate swap contracts	$555,541	$15,943

        As of December 31, 2018, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $490.1 million, based on our total interest-bearing debt of approximately $1,087.3 million, less the notional amount of our floating to fixed interest rate swap contracts of approximately $555.5 million, less cash and cash equivalents of $41.7 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $4.9 million on an annual basis as of December 31, 2018. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

        Our foreign currency risk arises from:

  •
  the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as "Net loss on foreign currency transactions;" and

  •
  the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

        As of December 31, 2018, we had entered into foreign exchange forward contracts, selling a total notional amount of $30.0 million against NOK at an average exchange rate of NOK 8.14 per 1 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

  Concentration of Credit Risk

        The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2018 and 2017, seven customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month's charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

        We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

  Retained Risk

        For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please read "Item 4. Information on the Partnership—Business Overview—Risk of Loss, Insurance and Risk Management."

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

 PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        As of December 31, 2018, we were in compliance with all covenants under our debt agreements.

Item 14.    Material Modifications to the Rights of Securities Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2018.

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

Management's Annual Report on Internal Control over Financial Reporting

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

        We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

        Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2018.

        There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Partnership's internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young AS, an independent registered public accouting firm, as stated in its report which appears on page F-3 of our consolidated financial statements.

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

Item 16B.    Code of Ethics

        We have adopted the KNOT Offshore Partners LP Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. This document is available under the "Corporate Governance" tab in the "Investor Relations" section of our website www.knotoffshorepartners.com . We intend to disclose, under this tab of our website, any waivers to or amendments of the KNOT Offshore Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C.    Principal Accountant Fees and Services

        Our principal accountant for 2018 was Ernst & Young AS.

        The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2018 and 2017.

Fees Incurred by the Partnership for Ernst & Young AS' Services:

	2018	2017
Audit Fees	$803,994	$703,924
Audit-Related Fees	43,858	55,128
Tax Fees	3,399	2,815

	$851,252	$761,867

Audit Fees

        Audit fees for 2018 and 2017 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership's annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

        Audit-related fees for 2018 and 2017 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

        Tax fees for 2018 and 2017 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

Item 16F.    Change in Registrants' Certifying Accountant

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

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements listed below and set forth on pages F-4 through F-64, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

        All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated financial statements and therefore have been omitted.

Item 19.    Exhibits

        The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Certificate of Limited Partnership of KNOT Offshore Partners LP (incorporated by reference to Exhibit 3.1 to the registrant's Form F-1 Registration Statement (333-186947), filed on February 28, 2013)
1.2
Third Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of June 30, 2017 (incorporated by reference to Exhibit 3.2 of the registrant's Report on Form 8-A/A filed on June 30, 2017)
4.1
Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)
4.2
Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant's Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)
4.3
Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on June 2, 2015)

Exhibit Number		Description
4.4	*	Amendment No. 2 to the Administrative Services Agreement, dated November 28, 2018, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS
4.5	*
Amendment No. 3 to the Administrative Services Agreement, dated March 13, 2019, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS
4.6
Form of Ship Management Agreement, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant's Form F-1 Registration Statement (333-186947), filed on February 28, 2013)
4.7
Form of Ship Management Agreement, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.9 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)
4.8
Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender (incorporated by reference to Exhibit 4.3 to the registrant's report on Form 6-K filed on August 10, 2017)
4.9
Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.9 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)
4.10
Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.15 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)
4.11
Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.16 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)
4.12
Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014 (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on June 29, 2015)
4.13
Facility Agreement, dated December 17, 2014, among Knutsen Shuttle Tankers 19 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated November 29, 2016 (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on December 5, 2016)
4.14
Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.3 to the registrant's report on Form 6-K filed on December 5, 2016)

Exhibit Number	Description
4.15	Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, as borrowers, and the other parties thereto, as amended and restated on October 23, 2015 (incorporated by reference to Exhibit 4.27 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2016 filed on March 17, 2017)
4.16
Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.28 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2016 filed on March 17, 2017)
4.17
Accession Letter, dated June 1, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on August 10, 2017)
4.18
Accession Letter, dated September 29, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on November 6, 2017)
4.19
Term Loan Facility Agreement, dated June 27, 2017, among KNOT Shuttle Tankers 32 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated December 15, 2017 (incorporated by reference to Exhibit 4.21 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)
4.20
Accession Letter, dated December 15, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 32 AS and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.22 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)
4.21
Term Loan Facility Agreement, dated September 30, 2016, among KNOT Shuttle Tankers 30 AS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.23 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)
4.22
Accession Letter, dated March 1, 2018, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 30 AS and Nordea Bank AB (incorporated by reference to Exhibit 4.24 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)
4.23
Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among KNOT Shuttle Tankers AS, Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on September 4, 2018)
4.24	Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and John Costain (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on June 2, 2015)

Exhibit Number		Description
4.25	*	Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman.
4.26
Share Purchase Agreement, dated May 16, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on May 17, 2017)
4.27
Addendum, dated May 30, 2017, to Share Purchase Agreement, dated May 16, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.4 to the registrant's report on Form 6-K filed on August 10, 2017)
4.28
Share Purchase Agreement, dated August 9, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.5 to the registrant's report on Form 6-K filed on August 10, 2017)
4.29
Addendum, dated September 26, 2017, to Share Purchase Agreement, dated August 9, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on November 6, 2017)
4.30
Share Purchase Agreement, dated December 15, 2017, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.32 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)
4.31
Share Purchase Agreement, dated February 20, 2018, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.33 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)
4.32
Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on December 6, 2016)
4.33
Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on February 2, 2017)
4.34
First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on February 2, 2017)
4.35
Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017, between KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on May 17, 2017)
4.36
Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on June 30, 2017)
4.37
Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the registrant's report on Form 6-K filed on February 2, 2017)

Exhibit Number		Description
8.1	*	Subsidiaries of KNOT Offshore Partners LP
12.1	*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer
13.1	*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer
15.1	*	Consent of Independent Registered Public Accounting Firm
101.INS		XBRL Instance Document
101.SCH		XBRL Taxonomy Extension Schema
101.CAL		XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF		XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB		XBRL Taxonomy Extension Schema Label Linkbase
101.PRE		XBRL Taxonomy Extension Schema Presentation Linkbase

*
Filed herewith.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP
By:	/s/ JOHN COSTAIN
	Name:	John Costain
	Title:	Chief Executive Officer and Chief Financial Officer

Date: April 10, 2019

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP (the "Partnership") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, partners' capital and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 10, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

        These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young AS

We have served as the Partnership's auditor since 2013.

Oslo, Norway
April 10, 2019

 Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on Internal Control Over Financial Reporting

        We have audited KNOT Offshore Partners LP's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, KNOT Offshore Partners LP (the "Partnership") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2018 consolidated financial statements of the Partnership and our report dated April 10, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

        The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

        Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AS

Oslo, Norway
April 10, 2019

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations

For the Years Ended December 31, 2018, 2017 and 2016

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2018	2017	2016
Operating revenues: (Notes 2(e), 5 and 18)
Time charter and bareboat revenues	$278,191	$212,501	$172,878
Loss of hire insurance recoveries (Notes 2(t) and 8)	450	5,176	—
Other income	815	1,526	793

Total revenues (Notes 2(e), 5, 6, 7 and 18)	279,456	219,203	173,671

Operating expenses: (Note 18)
Vessel operating expenses (Note 2(e))	56,730	46,709	30,903
Depreciation (Note 13)	88,756	71,583	56,230
General and administrative expenses	5,290	5,555	4,371

Total operating expenses	150,776	123,847	91,504

Operating income	128,680	95,356	82,167

Finance income (expense): (Notes 2(f) and 18)
Interest income	739	248	24
Interest expense (Note 9(a))	(49,956)	(30,714)	(20,867)
Other finance expense (Note 9(b))	(1,260)	(1,406)	(1,311)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	4,039	4,831	1,213
Net gain (loss) on foreign currency transactions	(79)	(267)	(139)

Total finance expense	(46,517)	(27,308)	(21,080)

Income before income taxes	82,163	68,048	61,087
Income tax benefit (Notes 2(r) and 17)	2	16	15

Net income	$82,165	$68,064	$61,102

Series A Preferred unitholders' interest in net income	$7,200	$5,253	$—
General Partner's interest in net income	1,384	1,160	1,256
Limited Partners' interest in net income	73,581	61,651	59,846
Earnings per unit (Basic): (Note 20)
Common unit (basic)	$2.251	$2.050	$2.291
Subordinated unit (basic)	$—	$—	$1.542
General Partner unit (basic)	$2.251	$2.046	$2.248
Earnings per unit (Diluted): (Note 20)
Common unit (diluted)	$2.217	$2.037	$2.291
Subordinated unit (diluted)	$—	$—	$1.542
General Partner unit (diluted)	$2.251	$2.046	$2.248

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2018, 2017 and 2016

(U.S. Dollars in thousands)

	Year Ended December 31,
	2018	2017	2016
Net income	$82,165	$68,064	$61,102
Other comprehensive income, net of tax	—	—	—

Comprehensive income	$82,165	$68,064	$61,102

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2018 and 2017

(U.S. Dollars in thousands)

	At December 31, 2018	At December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents (Notes 2(g) and 11)	$41,712	$46,104
Trade accounts receivable, less allowance for doubtful accounts of $0 in, 2018 and $0 in 2017 (Notes 2(i) and 12(a))	—	—
Amounts due from related parties (Note 18(d))	1,141	571
Inventories (Note 2(j))	2,443	2,241
Derivative assets (Notes 2(q), 10 and 11)	4,621	1,579
Other current assets (Notes 2(k) and 12(b))	2,462	5,610

Total current assets	52,379	56,105

Long-term assets:
Vessels, net of accumulated depreciation (Notes 2(l), 2(m), 2(n), 13 and 18(f))	1,767,080	1,723,023
Intangible assets, net (Notes 2(o) and 14(a))	1,891	2,497
Derivative assets (Notes 2(q), 10 and 11)	11,667	9,850
Accrued income	3,807	1,693

Total long term assets	1,784,445	1,737,063

Total assets	$1,836,824	$1,793,168

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 18(e))	$4,800	$5,224
Accrued expenses (Note 15)	6,464	6,504
Current portion of long-term debt (Notes 11 and 16)	106,926	92,985
Current portion of derivative liabilities (Notes 2(q), 10 and 11)	1,740	978
Income taxes payable (Notes 2(r) and 17)	130	175
Current portion of contract liabilities (Notes 2(o) and 14(b))	1,518	1,518
Prepaid charter (Note 2(s))	5,771	9,980
Amount due to related parties (Note 18(d))	1,070	5,450

Total current liabilities	128,419	122,814

Long-term liabilities:
Long-term debt (Notes 2(p), 11 and 16)	970,365	933,630
Derivative liabilities (Notes 2(q), 10 and 11)	345	164
Contract liabilities (Notes 2(o) and 14(b))	5,203	6,722
Deferred tax liabilities (Notes 2(r) and 17)	453	624

Total long-term liabilities	976,366	941,140

Total liabilities	1,104,785	1,063,954

Commitments and contingencies (Notes 2(t) and 19)
Series A Convertible Preferred Units (Notes 22 and 23)	89,264	89,264
Equity:
Partners' capital:
Common unitholders: 32,694,094 units issued and outstanding at December 31, 2018 and 2017.	631,244	628,471
General partner interest: 615,117 units issued and outstanding at December 31, 2018 and 2017.	11,531	11,479

Total partners' capital	642,775	639,950

Total liabilities and equity	$1,836,824	$1,793,168

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners' Capital

For the Years Ended December 31, 2018, 2017 and 2016

(U.S. Dollars in thousands)

	Partners' Capital
				Accumulated Other Comprehensive Income (Loss)		Series A Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	Subordinated Units	General Partner Units		Total Partners' Capital
Consolidated balance at December 31, 2015	$411,317	$99,158	$10,295	$—	$520,770	$—

Net income	54,794	5,052	1,256	—	61,102	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(48,820)	(10,088)	(1,253)	—	(60,161)	—
Conversion of subordinated units to common units	94,123	(94,123)	—	—	—	—

Consolidated balance at December 31, 2016	$511,413	$—	$10,297	$—	$521,710	$—

Net income	61,651	—	1,160	—	62,811	5,253
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(64,307)	—	(1,210)	—	(65,517)	(3,453)
Net proceeds from issuance of common units	119,714	—	1,232	—	120,946	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	—	87,464

Consolidated balance at December 31, 2017	$628,471	$—	$11,479	$—	$639,950	$89,264

Net income	73,581	—	1,384	—	74,965	7,200
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,804)	—	(1,332)	—	(72,136)	(7,200)
Net proceeds from issuance of common units	(4)	—	—	—	(4)	—

Consolidated balance at December 31, 2018	$631,244	$—	$11,531	$—	$642,775	$89,264

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2018, 2017 and 2016

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	2018	2017	2016
OPERATING ACTIVITIES
Net income	$82,165	$68,064	$61,102
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	88,756	71,583	56,230
Amortization of contract intangibles / liabilities	(912)	(1,089)	(1,518)
Amortization of deferred revenue	(1,056)	(1,487)	(1,629)
Amortization of deferred debt issuance cost	3,188	1,737	1,198
Drydocking expenditure	(12,421)	(6,885)	(2,595)
Income tax expense	(2)	(16)	(15)
Income taxes paid	(190)	(219)	(255)
Unrealized (gain) loss on derivative instruments	(2,076)	(7,391)	(5,033)
Unrealized (gain) loss on foreign currency transactions	45	45	93
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	(49)	62,391	(33)
Decrease (increase) in inventories	55	(358)	(20)
Decrease (increase) in other current assets	3,256	(1,724)	(110)
Decrease (increase) in accrued revenue	(2,114)	(540)	(1,153)
Increase (decrease) in trade accounts payable	(1,297)	2,195	45
Increase (decrease) in accrued expenses	(1,052)	142	(1,699)
Increase (decrease) prepaid charter	(3,154)	1,435	3,995
Increase (decrease) in amounts due to related parties	(4,496)	(33,298)	(159)

Net cash provided by operating activities	148,646	154,585	108,445

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(117)	(849)	(846)
Acquisition of Anna Knutsen (net of cash acquired)	(15,376)	—	—
Acquisition of Brasil Knutsen (net of cash acquired)	—	(547)	—
Acquisition of Lena Knutsen (net of cash acquired)	—	(32,766)	—
Acquisition of Vigdis Knutsen (net of cash acquired)	—	(28,321)	—
Acquisition of Tordis Knutsen (net of cash acquired)	—	(32,374)	—
Acquisition of Raquel Knutsen (net of cash acquired)	—	—	(13,106)

Net cash provided by (used in) investing activities	(15,493)	(94,857)	(13,952)

FINANCING ACTIVITIES
Proceeds from long-term debt (Note 16)	497,779	211,500	30,000
Repayment of long-term debt (Note 16)	(527,979)	(297,708)	(60,992)
Proceeds from issuance of long-term debt from related parties (Notes 16 and 18)	—	—	25,000
Repayment of long-term debt from related parties (Notes 16 and 18)	(22,535)	(93,369)	(24,018)
Payment of debt issuance cost	(5,301)	(1,241)	(174)
Cash distribution	(79,336)	(68,970)	(60,161)
Net proceeds from issuance of common units (Note 22)	(4)	120,946	—
Net proceeds from sale of Convertible Preferred Units (Note 22)	—	87,464	—

Net cash used in financing activities	(137,376)	(41,378)	(90,345)

Effect of exchange rate changes on cash	(169)	90	(57)
Net increase (decrease) in cash and cash equivalents	(4,392)	18,440	4,091
Cash and cash equivalents at the beginning of the period	46,104	27,664	23,573

Cash and cash equivalents at the end of the period	$41,712	$46,104	$27,664

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements

1) Description of Business

        KNOT Offshore Partners LP (the "Partnership") was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS ("KNOT") in connection with the Partnership's initial public offering of its common units (the "IPO"), which was completed on April 15, 2013.

        Pursuant to the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, and the general partner of the Partnership (the "General Partner"), has irrevocably delegated to the Partnership's board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the Partnership's IPO until the time of the Partnership's first annual general meeting ("AGM") on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership's board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retained the power to control the Partnership's board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership accounts for acquisitions of businesses and assets under the purchase method of accounting and not as transfers of equity interests between entities under common control. All acquisitions have been consolidated into the Partnership's results as of the date of acquisition. Please read Note 2—Summary of Significant Accounting Policies and Note 21—Acquisitions.

        As of December 31, 2018, the Partnership had a fleet of sixteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, each referred to as a "Vessel" and, collectively, as the "Vessels". The Vessels operate under fixed long-term charter contracts to charterers, with expiration dates between 2019 and 2025. Please see Note 6—Operating Leases.

        The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

        On March 1, 2018, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 30 AS, the company that owns the Anna Knutsen, from KNOT. The acquisition of the Anna Knutsen was accounted for as an acquisition of an asset. As a result, the Partnership has recorded the results of operations of the Anna Knutsen in its consolidated statement of operations from March 1, 2018. See Note 21—Acquisitions.

        The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership's financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, as of April 10, 2019, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $28.7 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies

(a)
Basis of Preparation

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All intercompany balances and transactions are eliminated.

        The consolidated financial statements include the financial statements of the entities listed in Note 4—Subsidiaries.

(b)
Business Combinations and Asset Acquisitions

        Business combinations are accounted for under the purchase method of accounting. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. The results of operations of the acquired businesses are included in the consolidated results as of the date of the applicable acquisition.

        Dependent on the facts and circumstances, the assessment of a transaction may be considered the acquisition of an asset, when substantially all of the fair value of assets acquired is concentrated in a single identifiable asset, rather than a business combination. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquisition related costs are capitalized as a component of the assets acquired.

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

(d)
Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and impairment of Vessels, drydocking, purchase price allocation and income taxes.

(e)
Revenues and Operating Expenses

        The Partnership recognizes revenues from time charters and bareboat charters as operating leases on a straight-line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the contract period. Under time charters, the Partnership is

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

responsible for providing the crewing and other services related to the Vessel's operations, the cost of which is included in the daily hire rate, except when off-hire. Under bareboat charters, the Partnership provides a specified Vessel for a fixed period of time at a specified day rate. Where the term of the contract is based on the duration of a single voyage, the partnership evaluates whether the voyage contain leases and if so recognize lease revenue as described above, and when not, recognizes revenue ASC 606 over time on a load-to-discharge basis.

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

(f)
Financial Income (Expense)

        Other finance expense includes external bank fees, commitment fees paid on undrawn revolving credit facility, financing service fees paid to related parties and guarantee commissions paid to external and related parties in connection with the Partnership's debt and other bank services.

(g)
Cash and Cash Equivalents

        The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(h)
Restricted Cash

        Restricted cash consists of bank deposits, which may only be used to settle principal payments under the Partnership's Vessel financing arrangements.

(i)
Trade Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month's charter the first day of each month. See Note 2(s)—Prepaid Charter. The allowance for doubtful accounts is the Partnership's best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership establishes provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Partnership considers the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written-off. There were no allowances for doubtful accounts or amounts written off against the allowance for doubtful accounts as of December 31, 2018 and 2017. The Partnership does not have any off-balance-sheet credit exposure related to its customers.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

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

        Generally, the Partnership drydocks each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter, as required for the renewal of certifications issued by classification societies. For vessels operating on time charters, the Partnership capitalizes the costs directly associated with the classification and regulatory requirements for inspection of the vessels and improvements incurred during drydocking. Drydock cost is depreciated on a straight-line basis over the period until the next planned drydocking takes place. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is initially allocated to a drydock component and depreciated on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, the Partnership expenses the remaining balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charterparty bears the cost of any drydocking.

        Depreciation on vessels and equipment is calculated on a straight-line basis over the asset's estimated useful life, less an estimated residual value, as follows:

Useful Life
Hull	25 years
Anchor-handling, loading and unloading equipment	25 years
Main/auxiliary engine	25 years
Thruster, dynamic positioning systems, cranes and other equipment	25 years
Drydock costs	2.5 - 5 years

        A Vessel is depreciated to its estimated residual value, which is calculated based on the weight of the ship and estimated steel price. Any cost related to the disposal is deducted from the residual value.

(m)
Capitalized Interest

        Interest expense incurred on the Partnership's debt during the construction of the Vessels exceeding one year is capitalized during the construction period.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

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

        Intangible assets represent contractual rights for charters obtained in connection with business and asset acquisitions that have favorable contractual terms relative to market as of the acquisition dates. Contract liabilities represent contractual rights obtained in connection with business acquisitions that have unfavorable contractual terms relative to market as of the acquisition dates. The favorable and unfavorable contract rights have definite lives and are amortized to revenues over the period of the related contracts. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount exceeds the estimated fair value of the asset.

        The contract related intangible assets and liabilities and their amortization periods at acquisition dates are as follows:

Intangible category	Amortization Period
Above market time charter—Tordis Knutsen	4.8 years
Above market time charter—Vigdis Knutsen	4.9 years
Unfavorable contractual rights—Fortaleza Knutsen	12 years
Unfavorable contractual rights—Recife Knutsen	12 years

        The intangible for the above market value of the time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

contract of approximately 4.8 years as of the acquisition date. The intangible for the above market value of the time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date.

        The unfavorable contractual rights for charters associated with Foraleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years' fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight line basis over the 12 years' contract period that expires in March 2023 and August 2023, respectively.

(p)
Debt Issuance Costs

        Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented net of debt. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense. These costs are presented as a deduction from the corresponding liability, consistent with debt discount.

(q)
Derivative Instruments

        The Partnership uses derivatives to reduce market risks associated with its operations. The Partnership uses interest rate swaps for the management of interest risk exposure. The interest rate swaps effectively convert a portion of the Partnership's debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.

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

(r)
Income Taxes

        Historically, part of the Partnership's activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject to the Norwegian Tonnage Tax Regime (the "tonnage tax regime"). Under the tonnage tax regime, the tax is based on the tonnage of the vessel, and operating income is tax free.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated statements of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated statements of operations. The amounts of tonnage tax included in operating expenses for the years ended December 31, 2018, 2017 and 2016 were $0.3 million, $0.2 million and $0.2 million, respectively.

        The Partnership accounts for deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Partnership's assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

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

(s)
Prepaid Charter

        Under terms of the time charters and bareboat charters, the customer pays for the month's charter the first day of each month that is recorded as prepaid charter revenues.

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

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

(v)
Recently Adopted Accounting Standards

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606), as subsequently updated by the FASB, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. This update creates a five-step model and requires a company to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligation in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. Under the new standard, additional qualitative and quantitative disclosures are required. Effective January 1, 2018, the Partnership adopted the requirements of ASC 606 to new and existing contracts not yet completed as of January 1, 2018, using the modified retrospective approach where the cumulative effect of initially applying the standard is recorded as an adjustment to the opening balance of equity. The Partnership made an assessment on the various implementation aspects of ASU 2014-09 and its amendments, and since there are no changes to the timing or amount of revenue recognized, the Partnership has concluded that the effect of the implementation of this new standard will cause no material cumulative effect to the Partnership's historical or future financial position, results of operations or cash flows.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Partnership adopted this ASU prospectively from January 1, 2018. As a result, this increases the likelihood that future dropdowns of Vessels may be considered the acquisition of an asset rather than a business combination.

        On March 1, 2018, the partnership's wholly owned subsidiary, KNOT Shuttle tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 30 AS ("KNOT 30"), the company that owns and operates the Anna Knutsen. Following the adoption of ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, the Partnership accounted for this acquisition as an acquisition of an asset. The cost of the group of assets acquired in the asset acquisition has been allocated to the individual assets acquired or liabilities assumed based on their relative fair values. See the Note 21—Acquisitions.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The new guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The Partnership adopted this ASU on January 1, 2018. The Partnership's adoption of this standard did not have a material impact on the Partnership's consolidated statement of cash flows or related disclosures.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statement of cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The Partnership adopted this ASU on January 1, 2018 under a retrospective approach. The Partnership's adoption of this standard did not have a material impact on the Partnership's consolidated statement of cash flows or related disclosures.

        There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

(w)
New Accounting Standards Not Yet Adopted

        In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The Partnership is the lessor for its Vessels that operate on time charters and bareboat charters. Accounting by a lessor is largely unchanged from the previous standard. The Partnership does not have any material leased assets. A lessee will be required to recognize in its balance sheet a lease liability to make lease payments and a right-of-use asset. The standard requires a modified retrospective transition method for all entities and the standard provides for optional practical expedients in implementing the standard under the modified retrospective approach.

        In July 2018, the FASB issued targeted improvements to the leasing guidance allowing for an additional optional transition method that allow entities to initially apply the new lease standard and its disclosures at the transition date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. The Partnership has elected to use this optional transition approach. The standard is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. The Partnership will adopt ASC 842 and implement the revised guidance as of January 1, 2019. The Partnership will apply the package of practical expedients, but not the hindsight practical expedients since the use of hindsight practical expedient only impacts lease classification if the package of practical expedients is not elected. The Partnership will not reassess whether any expired or existing contracts are, or contain leases, will not reassess lease classification, and will not reassess initial direct costs for any existing leases. Additionally, the practical expedient of disregarding short-term leases for agreements with lease terms of 12 months or less as a lessee and the expedient of not separating lease components from non-lease components will be used for all classes of underlying assets in the Partnership. Based upon assessments performed to date, the Partnership does not expect material effects on the accounting for existing leases applied in the consolidated financial statements where the Partnership is the lessor. Under ASU 2016-02, the Partnership will recognize a right-of-use asset and a lease liability on the balance sheet for certain leases where the Partnership is the lessee

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. Based on the analysis performed by the Partnership to date, the right of use asset and lease liability to be recognized on January 1, 2019 is expected not to be material.

3) Formation Transactions and Initial Public Offering

        During April 2013, the following transactions occurred in connection with KNOT's transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

  Capital Contribution

  (i)
  KNOT contributed to the Partnership's subsidiary KNOT Offshore Partners UK LLC ("KNOT UK") its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This was accounted for as a capital contribution by KNOT to the Partnership.

  Recapitalization of the Partnership

  (ii)
  The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights ("IDRs"), which entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter.

  (iii)
  The Partnership issued 349,694 general partner units to the General Partner representing a 2.0% general partner interest in the Partnership.

  Initial Public Offering

  (iv)
  In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters' option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs were expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) were used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters' option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership's one-time entrance tax into the Norwegian tonnage tax regime. The remainder of the net proceeds was made available for general partnership purposes.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

3) Formation Transactions and Initial Public Offering (Continued)

  Agreements

        In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

  •
  An Administrative Services Agreement with KNOT UK, pursuant to which:

  •
  KNOT UK agreed to provide to the Partnership administrative services; and

  •
  KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. ("KOAS UK") and Knutsen OAS Shipping AS ("KOAS"), both wholly owned subsidiaries of TS Shipping Invest AS ("TSSI");

  •
  Amended Technical Management Agreements with KNOT Management AS ("KNOT Management"), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;

  •
  A Contribution and Sale Agreement with KNOT pursuant to which the Partnership acquired the entities that comprised its initial fleet;

  •
  Amendments to certain of the Partnership's existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and

  •
  An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:

  •
  To what extent the Partnership and KNOT may compete with each other;

  •
  The Partnership's option to purchase the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT;

  •
  Certain rights of first offer on shuttle tankers operating under charters of five or more years;

  •
  The provision of certain indemnities to the Partnership by KNOT; and

  •
  KNOT's guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

4) Subsidiaries

        The following table lists the Partnership's subsidiaries and their purpose as of December 31, 2018.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding Company
KNOT Shuttle Tankers AS	Norway	Holding Company
KNOT Shuttle Tankers 12 AS	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers XII KS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers XII AS	Norway	General partner of Knutsen Shuttle Tankers XII KS
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 20 AS	Norway	Owner of the Dan Cisne
KNOT Shuttle Tankers 21 AS	Norway	Owner of the Dan Sabia
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen
Knutsen Shuttle Tankers 19 AS	Norway	Owner of the Raquel Knutsen
KNOT Shuttle Tankers 24 AS	Norway	Owner of the Tordis Knutsen
KNOT Shuttle Tankers 25 AS	Norway	Owner of the Vigdis Knutsen
KNOT Shuttle Tankers 26 AS	Norway	Owner of the Lena Knutsen
KNOT Shuttle Tankers 32 AS	Norway	Owner of the Brasil Knutsen
KNOT Shuttle Tankers 30 AS	Norway	Owner of the Anna Knutsen

5) Significant Risks and Uncertainties Including Business and Credit Concentrations

        Each of the Vessels is employed under long-term fixed rate charters, which mitigates earnings risk. The Partnership's operational results are dependent on the worldwide market for shuttle tankers and timing of entrance into long-term charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates may vary from year to year. The market is mainly dependent upon two factors: the supply of vessels and the overall growth in the world economy. The general supply of vessels is impacted by the combination of newbuilds, demolition activity of older vessels and legislation that limits the use of older vessels or new standards for vessels used in specific trades.

        As of December 31, 2018, all of the Partnership's Vessel crews, which are employed through KOAS were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

        The Partnership did not incur any loss relating to its customers during the years ended December 31, 2018, 2017 and 2016.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

5) Significant Risks and Uncertainties Including Business and Credit Concentrations (Continued)

        The following table presents time charter and bareboat revenues and percentage of revenues for customers that accounted for more than 10% of the Partnership's revenues during the years ended December 31, 2018, 2017 and 2016. All of these customers are subsidiaries of major international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2018		2017		2016
Eni Trading and Shipping S.p.A.	$43,955	16%	$46,441	22%	$47,001	27%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,115	17%	45,115	21%	45,236	26%
Equinor ASA	23,426	8%	23,189	11%	21,760	13%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	36,978	13%	28,129	13%	20,904	12%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	81,816	29%	51,259	24%	20,496	12%
Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil	16,872	6%	17,634	8%	17,482	10%
Galp Sinopec Brasil Services BV	30,029	11%	734	1%	—	0%

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

6) Operating Leases

        The time charters and bareboat charters of the Vessels with third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters and bareboat charters as of December 31, 2018, were as follows:

(U.S. Dollars in thousands)
2019	$274,754
2020	240,849
2021	219,841
2022	152,078
2023	63,918
2024 and therafter	28,674

Total	$980,114

        The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

6) Operating Leases (Continued)

presented in the table above have not been reduced by estimated off-hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

        The Partnership's fleet as of December 31, 2018 consisted of:

  •
  the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. ("Transpetro");

  •
  the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;

  •
  the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2020 with Statoil ASA (now Equinor), with options to extend until May 2024;

  •
  the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The vessel operated under a time charter with Brazil Shipping I Limited, a subsidiary of Shell, until July 2014. From July 2014 until October 2015, the vessel was employed under a time charter with KNOT. Beginning in October 2015, the vessel commenced operations under a two year time charter with Brazil Shipping I Limited, with options to extend until 2023. In March 2019, the time charter contract was suspend for a minimum of 10 months and a maximum of 12 months. During the suspension period, the Windsor Knutsen will operate under a time charter contract Knutsen Shuttle Tankers Pool AS on the same terms as the existing contract with Shell. Shell has options to extend the time charter until October 2023;

  •
  the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. ("Repsol"), with options to extend until January 2026;

  •
  the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2022 with Eni Trading and Shipping S.p.A. ("ENI"), with options to extend until August 2025;

  •
  the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2019 with ENI, with options to extend until November 2023;

  •
  the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;

  •
  the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;

  •
  the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Standard Marine Tønsberg AS, a Norwegian subsidiary of ExxonMobil ("ExxonMobil"), with options to extend until February 2029;

  •
  the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options to extend until June 2030;

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

6) Operating Leases (Continued)

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

  •
  the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in the third quarter of 2022 with Galp Sinopec Brazil Services B.V. ("Galp"), with options to extend until the third quarter of 2028; and

  •
  The Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the second quarter of 2022 with Galp, with options to extend until the second quarter of 2028.

7) Segment Information

        The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. At December 31, 2018, the Partnership's fleet operated under twelve time charters and four bareboat charters. At December 31, 2017, the Partnership's fleet operated under eleven time charters and four bareboat charters and at December 31, 2016, the Partnership's fleet operated under seven time charters and four bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the Partnership's consolidated revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership's management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Insurance Proceeds

Raquel Knutsen

        In February 2017, the Raquel Knutsen damaged its propeller hub. As a result, the Vessel was off-hire from February 22, 2017 to May 15, 2017 for repairs. Under the Partnership's loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. For the year ended December 31, 2017, the Partnership received payments for loss of hire insurance of $3.4 million which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

        In addition, for the year ended December 31, 2017, the Partnership recorded $3.9 million for recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller hub damage to the Raquel Knutsen. This is classified under vessel operating expense along

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

8) Insurance Proceeds (Continued)

with cost of the repairs of $4.2 million for the period, resulting in a net expense of $0.3 million. See Note 19—Commitments and Contingencies.

Carmen Knutsen

        During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special drydocking survey. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the Vessel went to a different yard to complete the repair. Repairs were completed and the Vessel was back on hire on January 1, 2018. The additional off-hire and technical costs were subject to an insurance claim. Under its loss of hire insurance policies, the Partnership's insurer is expected to pay the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the Vessel was off-hire as a result of the repairs of the controllable pitch propeller. For the years ended December 31, 2018 and 2017, the Partnership recorded $0.45 million and $1.75 million, respectively, for loss of hire which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

        For the year ended December 31, 2017, the Partnership recorded $2.40 million to vessel operating expense as an estimate of the cost of repairs of the controllable pitch propeller. During 2018, an additional repair cost of $0.15 million was recorded to vessel operating expenses. As of December 31, 2018, the Partnership has received payments and recorded $2.25 million for hull and machinery repairs, resulting in a net expense of $0.30 million. See Note 19—Commitments and Contingencies.

9) Other Finance Expenses

(a)
Interest Expense

        The following table presents the components of interest cost as reported in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017	2016
Interest expense	$46,768	$28,977	$19,669
Amortization of debt issuance cost and fair value of debt assumed	3,188	1,737	1,198

Total interest cost	$49,956	$30,714	$20,867

(b)
Other Finance Expense

        The following table presents the components of other finance expense for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017	2016
Bank fees, charges	$551	$516	$342
Guarantee costs	403	621	696
Commitment fees	306	269	273

Total other finance expense	$1,260	$1,406	$1,311

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

10) Derivative Instruments

Interest Rate Risk Management

        The consolidated financial statements include the results of interest rate swap contracts to manage the Partnership's exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than the U.S. Dollar and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

        By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty's credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

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

        The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into London Interbank Offered Rate ("LIBOR") based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

        As of December 31, 2018 and 2017, the total notional amount of the Partnership's outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $555.5 million and $650.5 million, respectively. As of December 31, 2018 and 2017 the carrying amount of the interest rate swaps contracts were net assets of $15.9 million and $9.7 million, respectively. See Note 11—Fair Value Measurements.

        Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

10) Derivative Instruments (Continued)

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

        As of December 31, 2018 and 2017, the total contract amount in foreign currency of the Partnership's outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 244.2 million and NOK 249.9 million, respectively. As of December 31, 2018 and 2017, the carrying amount of the Partnership's foreign exchange forward contracts was a net liability of $1.7 million and a net assets of $0.6 million, respectively. See Note 11—Fair Value Measurements.

        The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017	2016
Realized gain (loss):
Interest rate swap contracts	$1,180	$(2,840)	$(3,886)
Foreign exchange forward contracts	1,084	280	66

Total realized gain (loss):	2,264	(2,560)	(3,820)

Unrealized gain (loss):
Interest rate swap contracts	4,429	5,514	4,254
Foreign exchange forward contracts	(2,654)	1,877	779

Total unrealized gain (loss):	1,775	7,391	5,033

Total realized and unrealized gain (loss) on derivative instruments:	$4,039	$4,831	$1,213

11) Fair Value Measurements

(a)
Fair Value of Financial Instruments

        The following table presents the carrying amounts and estimated fair values of the Partnership's financial instruments as of December 31, 2018 and 2017. Fair value is defined as the amount that

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

11) Fair Value Measurements (Continued)

would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2018		December 31, 2017
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$41,712	$41,712	$46,104	$46,104
Current derivative assets:
Interest rate swap contracts	4,621	4,621	950	950
Foreign exchange forward contracts	—	—	629	629
Non-current derivative assets:
Interest rate swap contracts	11,667	11,667	9,850	9,850
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	—	—	961	961
Foreign exchange forward contracts	1,740	1,740	17	17
Non-current derivative liabilities:
Interest rate swap contracts	345	345	164	164
Long-term debt, current and non-current	1,087,347	1,087,347	1,033,330	1,032,484

        The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $10.1 million and $6.7 million as of December 31, 2018 and 2017, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

        The fair values of the financial instruments shown in the above table as of December 31, 2018 and 2017 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership's own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  •
  Cash and cash equivalents and restricted cash:  The fair value of the Partnership's cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2018 and 2017 there is no restricted cash.

  •
  Foreign exchange forward contracts:  The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

11) Fair Value Measurements (Continued)

  •
  Interest rate swap contracts:  The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 4.9 years and 4.5 years, as of December 31, 2018 and 2017, respectively), (2) the notional amount of the swap contract (ranging from $10,037 to $50,000), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.38% to 2.89% for the contracts as of December 31, 2018 and rates ranging from 1.25% to 2.49% for the contracts as of December 31, 2017).

  •
  Long-term debt:  With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT's and the Partnership's bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b)
Fair Value Hierarchy

        The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2018 and 2017:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value December 31, 2018	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$41,712	$41,712	$—	$—
Current derivative assets:
Interest rate swap contracts	4,621	—	4,621	—
Foreign exchange forward contracts	—	—	—	—
Non-current derivative assets:
Interest rate swap contracts	11,667	—	11,667	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Foreign exchange forward contracts	1,740	—	1,740	—
Non-current derivative liabilities:
Interest rate swap contracts	345	—	345	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,087,347	—	1,087,347	—

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

11) Fair Value Measurements (Continued)

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

        The Partnership's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of December 31, 2018 and 2017.

12) Trade Accounts Receivables and Other Current Assets

(a)
Trade Accounts Receivables

        Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2018 and 2017, there was no provision for doubtful accounts.

(b)
Other Current Assets

        Other current assets consist of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017
Insurance claims for recoveries	$—	$1,750
Refund of value added tax	899	865
Prepaid expenses	810	1,997
Other receivables	753	998

Total other current assets	$2,462	$5,610

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

13) Vessels and Equipment

        As of December 31, 2018 and 2017, Vessels with a book value of $1,767 million and $1,723 million, respectively, are pledged as security for the Partnership's long-term debt. See Note 16—Long-Term Debt.

(U.S. Dollars in thousands)	Vessels & equipment	Accumulated depreciation	Net Vessels
Vessels, December 31, 2016	$1,468,913	$(212,024)	$1,256,889
Additions	522,369	—	522,369
Drydock costs	15,348	—	15,348
Disposals	(3,289)	3,289	—
Depreciation for the year	—	(71,583)	(71,583)

Vessels, December 31, 2017	$2,003,341	$(280,318)	$1,723,023

Additions	118,063	—	118,063
Drydock costs	14,750	—	14,750
Disposals	(5,731)	5,731	—
Depreciation for the period	—	(88,756)	(88,756)

Vessels, December 31, 2018	$2,130,423	$(363,343)	$1,767,080

        Drydocking activity for the years ended December 31, 2018 and 2017 is summarized as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017
Balance at the beginning of the year	$17,748	$6,962
Costs incurred for dry docking	12,421	6,885
Costs allocated to drydocking as part of acquisition of business	2,329	8,463
Drydock amortization	(6,930)	(4,562)

Balance at the end of the year	$25,568	$17,748

14) Intangible Assets and Contract Liabilities

(a)
Intangible Assets

(U.S. Dollars in thousands)	Above market time charter Tordis Knutsen	Above market time charter Vigdis Knutsen	Total intangibles
Intangibles, December 31, 2016	$—	$—	$—
Additions	1,468	1,458	2,926
Amortization for the year	(253)	(176)	(429)

Intangibles, December 31, 2017	$1,215	$1,282	$2,497

Additions	—	—	—
Amortization for the year	(304)	(302)	(606)

Intangibles, December 31, 2018	$911	$980	$1,891

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

14) Intangible Assets and Contract Liabilities (Continued)

        The intangible for the above market value of time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date. The intangible for the above market value of time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date. Also see Note 21—Acquisitions.

        The estimated future amortization of intangible assets at December 31, 2018 is as follows:

(U.S. Dollars in thousands)
2019	606
2020	606
2021	605
2022	74

Total	$1,891

(b)
Contract Liabilities

        The unfavorable contractual rights for charters associated with Fortaleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years' fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight line basis over the 12 years' contract period that expires in March 2023 and August 2023, respectively.

(U.S. Dollars in thousands)	Balance of December 31, 2016	Amortization for the year ended December 31, 2017	Balance of December 31, 2017	Amortization for the year ended December 31, 2018	Balance of December 31, 2018
Contract liabilities:
Unfavorable contract rights	$(9,757)	$1,518	$(8,239)	$1,518	$(6,721)

Total amortization income		$1,518		$1,518

        Accumulated amortization for contract liabilities was $11,494 and $9,976 as of December 31, 2018 and 2017, respectively.

        The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)	2019	2020	2021	2022	2023 and thereafter
Contract liabilities:
Unfavorable contract rights	$(1,518)	$(1,518)	$(1,518)	$(1,518)	$(649)

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

15) Accrued Expenses

        The following table presents accrued expenses as of December 31, 2018 and 2017:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017
Operating expenses	$832	$979
Interest expenses	4,968	3,394
Guarantee costs	—	54
Other expenses	664	2,077

Total accrued expenses	$6,464	$6,504

16) Long-Term Debt

        Long-term debt as of December 31, 2018 and 2017, consisted of the following:

(U.S. Dollars in thousands)	Vessel	December 31, 2018	December 31, 2017
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	312,472	—
$55 million revolving credit facility		26,279	—
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$—	$165,000
Fortaleza and Recife loan facility	Fortaleza Knutsen, Recife Knutsen	—	109,375
Ingrid loan facility	Ingrid Knutsen	—	61,085
Hilda loan facility	Hilda Knutsen	90,769	96,923
$117 million loan facility	Torill Knutsen	—	73,177
Torill loan facility	Torill Knutsen	95,000	—
$172.5 million loan facility	Dan Cisne, Dan Sabia	81,839	91,339
Raquel loan facility	Raquel Knutsen	63,184	68,414
Tordis loan facility	Tordis Knutsen	85,991	91,051
Vigdis loan facility	Vigdis Knutsen	87,256	92,316
Lena loan facility	Lena Knutsen	85,750	90,650
Brasil loan facility	Brasil Knutsen	63,454	69,000
Anna loan facility	Anna Knutsen	70,353	—
$25 million revolving credit facility		25,000	25,000

Total long-term debt		1,087,347	1,033,330

Less: current installments		109,534	95,176
Less: unamortized deferred loan issuance costs		2,608	2,191

Current portion of long-term debt		106,926	92,985

Amounts due after one year		977,813	938,154
Less: unamortized deferred loan issuance costs		7,448	4,524

Long-term debt, less current installments, and unamortized deferred loan issuance costs		$970,365	$933,630

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

        The Partnership's outstanding debt of $1,087.3 million as of December 31, 2018 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
2019	84,534	25,000
2020	85,945	—
2021	86,545	70,811
2022	71,210	236,509
2023	55,535	202,185
2024 and thereafter	15,180	153,893

Total	$398,949	$688,398

        As of December 31, 2018, the interest rates on the Partnership's loan agreements were LIBOR plus a fixed margin ranging from 1.8% to 2.4%.

$320 Million Term Loan Facility and $55 Million Revolving Credit Facility

        In September 2018, the Partnership's subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen ("the Vessels"), entered into new senior secured credit facilities (the "Multi-vessels Facility") in order to refinance their existing long term bank debt. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a final payment at maturity in September 2023 of $177 million, which includes the balloon payment and last quarterly installment. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels. The Multi-vessels Facility refinanced the $220 million facility, the $35 million revolving credit facility, the Fortaleza and Recife loan facility and the Ingrid loan facility.

        The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Multi-vessel facility. The Partnership and the borrowers (except for the Partnership subsidiary that owns the Recife Knutsen and the Fortaleza Knutsen) are guarantors, and the Multi-vessels Facility is secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen.

        The Multi-vessels Facility contains the following financial covenants:

  •
  The aggregate market value of the Vessels shall not be less than 125% of the outstanding balance under the Multi-vessels Facility;

  •
  Positive working capital of the borrowers and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrowers and the guarantors were in compliance with all covenants under this facility.

$220 Million Term Loan Facility and $35 Million Revolving Credit Facility

        The $220 million Term Loan Facility and the $35 million Revolving Credit Facility were repaid in full in September 2018 with the proceeds from the Multi-vessels Facility.

        In June 2014, the Partnership's subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the "Senior Secured Loan Facility") to repay existing debt under previous credit facilities and a $10.5 million seller's credit from KNOT. The Senior Secured Loan Facility consisted of (i) a $220 million term loan (the "Term Loan Facility") and (ii) a $20 million revolving credit facility (the "Revolving Credit Facility").

        The Term Loan Facility was repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bore interest at LIBOR plus a margin of 2.125%.

        On June 30, 2016, the Partnership's subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the "Amended Senior Secured Loan Facility"), which amended the Senior Secured Loan Facility. The Amended Senior Secured Loan Facility included a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility was due to mature in June 2019, bore interest at LIBOR plus a fixed margin of 2.5% and had a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche.

        The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Amended Senior Secured Loan Facility. The Amended Senior Secured Loan Facility was guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

Fortaleza and Recife Loan Facility

        The Fortaleza and Recife Loan Facility was repaid in full in September 2018 with the proceeds from the Multi-vessels Facility.

        In June 2014, the Partnership's subsidiary Knutsen Shuttle Tankers XII KS, as the borrower, entered into a senior syndicate secured loan facility in the amount of $140 million (the "Fortaleza and Recife Facility"). The Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen. The Fortaleza and Recife Facility was repayable in quarterly installments over five years with a final balloon

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

payment due at maturity in June 2019. The facility bore interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the New Fortaleza and Recife Facility. The facility was guaranteed by the Partnership and KNOT Shuttle Tankers AS and was secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

Hilda Loan Facility

        In May 2017, the Partnership's subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the "New Hilda Facility"). The New Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The New Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

        The Hilda Facility contains the following primary financial covenants:

  •
  Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Torill Loan Facility

        In January 2018, the Partnership's subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, entered into a new $100 million senior secured term loan facility (the "Torill Facility") with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility replaced a $117 million secured loan facility, which was due to be paid in full in October 2018. The Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The Torill Facility contains the following primary financial covenants:

  •
  Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantor were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

        In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership's acquisition of the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the "Dan Cisne Facility") and a tranche related to Dan Sabia (the "Dan Sabia Facility").

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

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

  •
  Minimum book equity ratio for the Partnership of 30%.

        The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrowers and the guarantor were in compliance with all covenants under this facility.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

Ingrid Loan Facility

        The Ingrid Facility was repaid in full in September 2018 with the proceeds from the Multi-vessels Facility.

        In June 2012, Knutsen NYK Shuttle Tankers 16 AS, the subsidiary owning the Ingrid Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the "Ingrid Facility"). The Ingrid Facility included two tranches. Tranche one was a commercial bank loan of $19.1 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bore interest at LIBOR, plus a margin of 2.25%.

        Tranche two was an export credit loan of $42.0 million, repayable in semi-annual installments and which was due to mature in November 2025. Tranche two bore interest at an annual fixed rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The facility was secured by a vessel mortgage on the Ingrid Knutsen. The Ingrid Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Ingrid Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors.

Raquel Loan Facility

        In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the "Raquel Facility"). The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen. The Raquel Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Raquel Facility contains the following financial covenants:

  •
  Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

  •
  Minimum book equity ratio for the Partnership of 30%.

        The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Tordis Loan Facility

        In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen, as the borrower, entered into a secured loan facility (the "Tordis Facility"). As of the time of the acquisition of the Tordis Knutsen on March 1, 2017, the aggregate amount outstanding under the facility was

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

$114.4 million. The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen. The Tordis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Tordis Facility contains the following financial covenants:

  •
  Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Vigdis Loan Facility

        In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the "Vigdis Facility"). The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen. The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Vigdis Facility contains the following financial covenants:

  •
  Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Lena Loan Facility

        In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen, as the borrower, entered into a secured loan facility (the "Lena Facility"). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen. The Lena Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Lena Facility contains the following financial covenants:

  •
  Aggregate market value of the Tordis Knutsen, the Vigdis Knutsen and the Lena Knutsen shall not be less than 130% of the aggregate outstanding balance under the Tordis Facility, the Vigdis Facility and the Lena Facility at any time;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Brasil Loan Facility

        In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen, as the borrower, entered into a secured loan facility (the "Brasil Facility"). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $40.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen. The Brasil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

        The Brasil Facility contains the following financial covenants:

  •
  Market value of the Brasil Knutsen shall not be less than 125% of the of the outstanding balance under the Brasil Facility for the first four years, and 135% thereafter;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of eight (8) vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of twelve (12) vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

Anna Loan Facility

        In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen, as the borrower, entered into a secured loan facility (the "Anna Facility"). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Anna Knutsen. The Anna Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Anna Facility contains the following financial covenants:

  •
  Market value of the Anna Knutsen shall not be less than 130% of the aggregate outstanding balance under the Anna Facility at any time;

  •
  Positive working capital of the borrower and the Partnership;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

  •
  Minimum book equity ratio for the Partnership of 30%; and

  •
  Minimum EBITDA to interest ratio for the Partnership of 2.50.

        The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2018, the borrower and the guarantors were in compliance with all covenants under this facility.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

$25 Million Revolving Credit Facility

        In August 2017, KNOT Shuttle Tankers AS entered into an unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2019, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

17) Income Taxes

(a)
Components of Current and Deferred Tax Expense

        All of the income from continuing operations before income taxes was taxable to Norway and UK for the years ended December 31, 2018, 2017 and 2016. The entities and activities taxable to Norway are subject to the Norwegian tonnage tax regime. Under the Norwegian tonnage tax regime, the tax is based on the tonnage of the vessel, and the operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. See Note 2(r)—Income Taxes. The activities taxable to UK relates to KNOT UK and is based on the operating income for the entity.

        The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017	2016
Current tax benefit (expense)	$(18)	$(12)	$(14)
Deferred tax benefit (expense)	20	28	29

Income tax benefit (expense)	$2	$16	$15

(b)
Taxation

        Income taxes attributable to income from continuing operations was an income tax benefit (expense) of $2, $16 and $15 for the years ended December 31, 2018, 2017 and 2016, respectively, and differed from the amounts computed by applying the Norwegian and the UK ordinary income tax rate of 23% and 20% in 2018, respectively, by applying the Norwegian and the UK ordinary income tax rate of 24% and 20% in 2017, respectively, and by applying the Norwegian and the UK ordinary income tax rate of 25% and 20% in 2016, respectively, to pretax net income as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017	2016
Income tax benefit (expense) at Norwegian tonnage tax regime	$20	$28	$29
Income tax benefit (expense) within UK	(18)	(12)	(14)

Income tax benefit (expense)	$2	$16	$15

Effective tax rate	0%	0%	0%

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

17) Income Taxes (Continued)

(c)
Components of Deferred Tax Assets and Liabilities

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2018 and 2017 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2018	2017
Deferred tax assets:
Financial derivatives	$24	$(12)
Financial loss carry forwards for tonnage tax	16,946	15,697

Total deferred tax asset	16,970	15,685
Less valuation allowance	(16,970)	(15,685)

Net deferred tax asset	—	—

Deferred tax liabilities:
Entrance tax	453	624

Total deferred tax liabilities	453	624

	$453	$624

        The net deferred tax liability is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2018	2017
Current deferred tax asset	$—	$—
Non-current deferred tax liabilities	453	624

Net deferred tax liabilities	$453	$624

        Changes in the net deferred tax liabilities at December 31, 2018 and 2017 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2018	2017
Net deferred tax liabilities at January 1,	$624	$685
Aquisition of KNOT Shuttle Tankers 26 AS	—	99
Change in temporary differences	(142)	(198)
Translation differences	(29)	38

Net deferred tax liabilities at December 31,	$453	$624

        The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $17.0 million and $15.7 million as of December 31, 2018 and 2017, respectively. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

17) Income Taxes (Continued)

the Partnership's cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of December 31, 2018, the Partnership determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero. There is no expiration date for losses carried forward.

        After the reorganization of the Partnership's predecessor's activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership's acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate was reduced from 24% in 2017 to 23% in 2018 and will be 22% effective as of January 1, 2019. The entrance tax had declined to approximately $2.7 million at December 31, 2013 due to translation effects and tax rate changes and at December 31, 2014 the entrance tax had declined to approximately $1.8 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2015 the entrance tax had declined to approximately $1.1 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2016 the entrance tax had declined to approximately $0.9 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2017 the entrance tax had declined to approximately $0.7 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2018 the entrance tax had declined to approximately $0.6 million due to paid entrance tax, change in tax rate and translation effects. The taxes payable, mainly related to the entrance tax, are calculated based on a tax rate of 23% for 2018 and 24% for 2017, and the deferred tax liabilities, also mainly related to the entrance tax, are calculated based on a tax rate of 22% and 23% effective as from January 1, 2019 and January 1, 2018, respectively. Income tax expense within the UK of $18,331 and $11,563 for 2018 and 2017, respectively, was calculated by multiplying the tax basis with the UK tax rate of 20%.

        As of December 31, 2018, the total income taxes payable are estimated to be $0.1 million and consist of payable entrance tax and ordinary UK corporation tax. As of December 31, 2017, the total income taxes payable were estimated to be $0.2 million and consist of payable entrance tax and ordinary UK corporation tax.

        As of December 31, 2018, approximately $0.1 million of the estimated entrance tax of $0.6 million is estimated to be payable in the first and second quarter of 2019 and is presented as income taxes payable, while $0.5 million is presented as non-current deferred taxes payable. As of December 31, 2017, approximately $0.2 million of the estimated entrance tax of $0.7 million was estimated to be payable in the first and second quarter of 2018 and was presented as income taxes payable, while $0.5 million was presented as non-current deferred taxes payable. Additionally, a tax liability of approximately $0.1 million was recorded as deferred taxes payable and relates to the acquisition of KNOT Shuttle Tankers 26 AS.

        The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

17) Income Taxes (Continued)

        The Partnership's Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2014. The Partnership had no unrecognized tax benefits as December 31, 2018 and 2017. During the years ended December 31, 2018 and 2017, the Partnership did not incur any interest or penalties on its tax return.

        On December 14, 2017, the Norwegian government concluded the negotiations with the EFTA Surveillance Authority regarding the Norwegian tonnage tax regime, which has been approved for another ten years, until 2027. Pursuant to the approval, Norway has introduced restrictions that eliminates the ability of companies that own vessels under certain bareboat charters to qualify for the Norwegian tonnage tax regime. Companies that no longer qualify for the Norwegian tonnage tax regime will instead be subject to Norwegian corporate income tax. However, there are no limitations on intra-group bareboat chartering, as well as bareboat charters where crewing services are carried out by a related party. In order to constitute a related party, a minimum of 25% ownership/control is required, according to the "associated enterprise" definition in the ATAD directive (Council Directive EU 2016/1164.) Due to the fact that KNOT has an ownership interest in the Partnership that exceeds 25% as well as an ownership interest of 100% in KNOT Management and KNOT Management Denmark AS which provide services to the Vessels owned by the Partnership which operate on bareboat charters, the Vessels operating on bareboat charters are effectively seen as time charter services to the customer. The services are provided to the charterer. If this related party situation is ended, other alternatives and possibly mitigating measures must be evaluated.

18) Related Party Transactions

(a)
Related Parties

        Prior to the IPO, the Partnership's predecessor operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by Nippon Yusen Kaisha ("NYK").

        The Windsor Knutsen, the Bodil Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, all of which operate under time charters, are subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management or KNOT Management Denmark AS ("KNOT Management Denmark"). Under these technical management agreements, the Partnership's subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne and the Dan Sabia operate under bareboat charters and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark, a 100% owned subsidiary of KNOT, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

        The Partnership is a party to an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides administrative services, and KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to KOAS UK and KOAS. On May 7, 2015, the Partnership entered into an amendment to the administrative services agreement, which allows KNOT UK to also subcontract administrative services to KNOT Management. Effective as of February 26, 2018, the Partnership entered into a second amendment to the

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

18) Related Party Transactions (Continued)

administrative services agreement extending the term of the agreement indefinitely, subject to termination by any party upon 90 days' notice for any reason.

        The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2018	2017	2016
Statements of operations:
Other income:
Guarantee income from KNOT(1)	$749	$1,499	$770
Operating expenses:
Technical and operational management fee from KNOT to Vessels(2)	6,491	4,617	2,971
General and administrative expenses:
Administration fee from KNOT Management(3)	1,434	1,457	1,279
Administration fee from KOAS(3)	583	461	382
Administration fee from KOAS UK(3)	123	122	145
Administration and management fee from KNOT(4)	161	149	203
Finance income (expense):
Interest expense charged from KNOT(5)	—	(52)	(128)

Total income (expenses)	$(8,043)	$(5,359)	$(4,338)

(1)
Guarantee income from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charter of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO (until April 15, 2018). In October 2015, the Windsor Knutsen commenced on a new Shell time charter with a hire rate below the hire rate in the initial charter. The difference between the new hire rate and the initial rate was paid by KNOT until April 15, 2018. The Vigdis Knutsen suffered damages to its hull in connection with a ship-to-ship loading on May 24, 2017 and the vessel went off-hire 6 days in June 2017 due to repairs of the damage. In connection with the Vigdis Knutsen acquisition, KNOT agreed to pay for the repair cost and charter hire lost in connection with the incident. The reimbursement from KNOT for lost charter hire is accounted for as guarantee income. See Note 18(b)—Related Party Transactions—Guarantees and Indemnifications.

(2)
Technical and operational management fee from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.

(3)
Administration fee from KNOT Management and Knutsen OAS Shipping AS ("KOAS") and Knutsen OAS (UK) Ltd. ("KOAS UK"): Administration costs include the compensation and benefits of KNOT Management's management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

18) Related Party Transactions (Continued)

  have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.

(4)
Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

(5)
Interest expense charged from KNOT: KNOT invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries.
(b)
Guarantees and Indemnifications

        Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Windsor Knutsen and the Bodil Knutsen for a period of five years from the closing date of the IPO (until April 15, 2018).

        In April 2014, the Partnership was notified that Shell would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014, KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous Shell time charter. This charter was effective until the new Shell time charter commenced in October 2015. The new Shell charter has a hire rate that is lower than the hire rate in the initial charter. The difference between the new hire rate and the initial rate was paid by KNOT until April 15, 2018.

        On June 1, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 25 AS, the company that owns and operate the Vigdis Knutsen. Shortly before the closing of the acquisition and on May 24, 2017, the Vigdis Knutsen suffered damages to its hull in connection with a ship-to-ship loading and the vessel went off-hire 6 days in June 2017 due to repairs of the damage. In connection with the Vigdis Knutsen acquisition, KNOT agreed to pay for the repair cost and charter hire lost in connection with the incident.

        Under the Omnibus Agreement, KNOT agreed to indemnify the Partnership until April 15, 2018 (or for a period of at least three years after the purchase of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable), against certain environmental and toxic tort liabilities with respect to certain assets that KNOT contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

(c)
Transactions with Management and Directors

        Trygve Seglem, the Chairman of the Partnership's board of directors and the President and CEO of KNOT, controls Seglem Holding AS, which owns 100% of the equity interest in TSSI, which controls

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

18) Related Party Transactions (Continued)

KOAS. TSSI owns 50% of the equity interest in KNOT. NYK, which owns 50% of the equity interest in KNOT, has management and administrative personnel on secondment to KNOT.

        See the footnotes to Note 18(a)—Related Party Transactions—Related Parties for a discussion of the allocation principles for KNOT's administrative costs, including management and administrative staff, included in the consolidated statements of operations.

        Directors each receive a director fee of $50,000 per year. Members of the audit and conflicts committees each receive a committee fee of $12,000 and the Chairman of such committees receive an additional fee of $3,000 per year.

(d)
Amounts Due from and Due to Related Parties

        Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2018	At December 31, 2017
Balance Sheet:
Trading balances due from KOAS	$466	$24
Trading balances due from KNOT and affiliates	675	547

Amount due from related parties	$1,141	$571

Trading balances due to KOAS	$629	$898
Trading balances due to KNOT and affiliates	441	4,552

Amount due to related parties	$1,070	$5,450

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

(e)
Trade accounts payables

        Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2018	At December 31, 2017
Balance Sheet:
Trading balances due to KOAS	$381	$864
Trading balances due to KNOT and affiliates	411	548

Trade accounts payables to related parties	$792	$1,412

(f)
Acquisitions from KNOT

        On December 1, 2016, the Partnership acquired KNOT's 100% interest in Knutsen Shuttle Tankers 19 AS, the company that owns and operates the Raquel Knutsen. As part of the financing for the purchase of the Raquel Knutsen, KNOT provided the $25.0 million Seller's Credit and Seller's Loan. The Seller's Credit and the Seller's Loan, including accrued interest were repaid in full in January 2017. This acquisition was accounted for as an acquisition of a business.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

18) Related Party Transactions (Continued)

        On March 1, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 24 AS, the company that owns and operates the Tordis Knutsen. This acquisition was accounted for as an acquisition of a business.

        On June 1, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 25 AS, the company that owns and operates the Vigdis Knutsen. This acquisition was accounted for as an acquisition of a business.

        On September 30, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 26 AS, the company that owns and operates the Lena Knutsen. This acquisition was accounted for as an acquisition of a business.

        On December 15, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 32 AS, the company that owns and operates the Brasil Knutsen. This acquisition was accounted for as an acquisition of a business.

        On March 1, 2018, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 30 AS, the company that owns and operates the Anna Knutsen. This acquisition was accounted for as an acquisition of assets.

        The board of directors of the Partnership and the Conflicts Committee of the board approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note 21—Acquisitions.

19) Commitments and Contingencies

  Assets Pledged

        As of December 31, 2018 and 2017, Vessels with a book value of $1,767 million and $1,723 million, respectively, were pledged as security held as guarantee for the Partnership's long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments, Note 13—Vessels and Equipment and Note 16—Long-Term Debt.

  Claims and Legal Proceedings

        Under the Partnership's time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. An accrual of $0.4 million for a probable claim was recorded for the year ended December 31, 2017. No accrual for possible claim was recorded for the years ended December 31, 2018 and 2016.

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

19) Commitments and Contingencies (Continued)

        Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels' activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership's results of operations and financial condition.

  Raquel Knutsen

        In February 2017, the Raquel Knutsen damaged its propeller hub. As a result, the Vessel was off-hire from February 22, 2017 to May 15, 2017 for repairs. Under the Partnership's loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. For the year ended December 31, 2017, the Partnership received payments for loss of hire insurance of $3.4 million which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

        In addition, for the year ended December 31, 2017, the Partnership recorded $3.9 million for recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller hub damage to the Raquel Knutsen. This is classified under vessel operating expense along with cost of the repairs of $4.2 million for the period, resulting in a net expense of $0.3 million. See Note 8—Insurance Proceeds.

  Carmen Knutsen

        During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special drydocking survey. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the Vessel went to a different yard to complete the repair. Repairs were completed and the Vessel was back on hire on January 1, 2018. The additional off-hire and technical costs were subject to an insurance claim. Under its loss of hire insurance policies, the Partnership's insurer is expected to pay the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the Vessel was off-hire as a result of the repairs of the controllable pitch propeller. For the years ended December 31, 2018 and 2017, the Partnership recorded $0.45 million and $1.75 million, respectively, for loss of hire which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

        For the year ended December 31, 2017, the Partnership recorded $2.40 million to vessel operating expense as an estimate of the cost of repairs of the controllable pitch propeller. During 2018, an additional repair cost of $0.15 million was recorded to vessel operating expenses. As of December 31,

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

19) Commitments and Contingencies (Continued)

2018, the Partnership has received payments and recorded $2.25 million for hull and machinery repairs, resulting in a net expense of $0.30 million. See Note 8—Insurance Proceeds.

20) Earnings per Unit and Cash Distributions

        The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except per unit data)	2018	2017	2016
Net income	$82,165	$68,064	$61,102
Less: Series A Preferred unitholders' interest in net income	7,200	5,253	—

Net income attributable to the unitholders of KNOT Offshore Partners LP	74,965	62,811	61,102

Less: Distributions(2)	72,136	67,171	61,528

Under (over) distributed earnings	2,829	(4,360)	(426)

Under (over) distributed earnings attributable to:
Common unitholders(3)	2,777	(4,280)	(417)
Subordinated unitholders(3)	—	—	—
General Partner	52	(80)	(9)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	32,694	30,068	23,917
Subordinated unitholders	—	—	3,277
General Partner	615	567	559
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	36,370	32,804	23,917
Subordinated unitholders	—	—	3,277
General Partner	615	567	559
Earnings per unit (basic)
Common unitholders(4)	$2.251	$2.050	$2.291
Subordinated unitholders(4)	—	—	1.542
General Partner	2.251	2.046	2.248
Earnings per unit (diluted):
Common unitholders(4)	$2.217	$2.037	$2.291
Subordinated unitholders(4)	—	—	1.542
General Partner	2.251	2.046	2.248
Cash distributions declared and paid in the period per unit(5)	$2.080	$2.080	$2.080
Subsequent event: Cash distributions declared and paid per unit relating to the period(6)	$0.520	$0.520	$0.520

(1)
Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership Agreement.

(2)
This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

20) Earnings per Unit and Cash Distributions (Continued)

  This includes cash distributions to the IDR holder (KNOT) for the years ended December 31, 2018, 2017 and 2016 of $2.8 million, $2.6 million and $2.4 million, respectively.

(3)
On May 18, 2016, all subordinated units converted into common units on a one-for-one basis.

(4)
Until May 18, 2016, the net income attributable to the IDR holder is included in calculation of earnings per unit for subordinated unitholders, basic and diluted. The IDRs generally were not transferrable by KNOT prior to March 31, 2018. The net income attributable to IDRs for the year ended December 31, 2018, 2017 and 2016 was $2.8 million, $2.6 million and $2.4 million, respectively.

(5)
Refers to cash distributions declared and paid during the period.

(6)
Refers to cash distributions declared and paid subsequent to December 31, 2018.

        As of December 31, 2018, 73.5% of the Partnership's total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,036,226 common units) and 26.2% of such units were held directly by KNOT (in the form of 8,567,500 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.85% general partner interest (in the form of 615,117 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units).

        Earnings per unit—basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period by the weighted-average number of units outstanding during the applicable period.

        The computation of limited partners' interest in net income per common unit—diluted assumes the issuance of common units for all potentially dilutive securities consisting of the Series A Preferred Units. Consequently, the net income attributable to limited partners' interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weigthed average number of common units outstanding has been increased assuming the Series A Preferred Units have been converted to common units using the if-converted method. The computation of limited partners' interest in net income per common unit—diluted does not assume the issuance of Series A Preferred Units if the effect would be anti-dilutive.

        The General Partner's, common unitholders' and subordinated unitholders' interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership's board of directors (the "Board") to provide for the proper conduct of the Partnership's business, including reserves for maintenance and replacement capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

20) Earnings per Unit and Cash Distributions (Continued)

available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

        Distributions of available cash from operating surplus for any quarter are required to be made in the following manner:

  •
  first, 98.15% to all common unitholders, pro rata, and 1.85% to the General Partner, until each outstanding common unit has received an amount equal to $0.375 (the "MQD") for that quarter;

  •
  second, 98.15% to all common unitholders, pro rata, and 1.85% to the General Partner, until each outstanding common unit has received a total of $0.43125 (the "first target distribution") for that quarter;

  •
  third, 85.15% to all common unitholders, pro rata, 1.85% to the General Partner, and 13% to the IDR holders, pro rata, until each outstanding common unit has received a total of $0.46875 (the "second target distribution") for that quarter;

  •
  fourth, 75.15% to all common unitholders, pro rata, 1.85% to the General Partner, and 23% to the IDR holders, pro rata, until each outstanding common unit has received a total of $0.5625 (the "third target distribution") for that quarter; and

  •
  thereafter, 50.15% to all common unitholders, pro rata, 1.85% to the General Partner, and 48% to the IDR holders, pro rata.

        The percentage interests set forth above assumed that the General Partner continues to own a 1.85% general partner interest and that the Partnership has not issued additional classes of equity securities.

21) Acquisitions

        During the years ended December 31, 2016 through 2018, the Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen.

        The board of directors of the Partnership and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions. The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.1 million, $0.2 million and $0.1 million as of December 31, 2018, 2017 and 2016, respectively, were expensed as incurred under general and administrative expenses. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of each

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

acquisition has been allocated to the identifiable assets acquired. The details of each transaction are as follows:

(U.S. Dollars in thousands)	Final Anna Knutsen March 1, 2018	Final Brasil Knutsen December 15, 2017	Final Lena Knutsen September 30, 2017
Purchase consideration(1)	$19,913	$5,764	$33,235

Less: Fair value of net assets acquired:
Vessels and equipment(2)	120,274	96,000	142,457
Cash	4,537	5,217	470
Inventories	257	146	243
Derivatives assets	1,839	—	1,729
Others current assets	111	125	193
Amounts due from related parties	520	2	23,599
Long-term debt	(84,217)	(59,000)	(111,068)
Long-term debt from related parties	(22,535)	—	(22,706)
Deferred debt issuance costs	1,228	618	867
Trade accounts payable	(971)	(154)	(256)
Accrued expenses	(1,013)	(1,185)	(224)
Prepaid charter and deferred revenue	—	—	(1,758)
Amounts due to related parties	(117)	(36,005)	(186)
Income tax payable	—	—	(125)

Subtotal	19,913	5,764	33,235

Difference between the purchase price and fair value of net assets acquired	$—	$—	$—

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

(U.S. Dollars in thousands)	Final Vigdis Knutsen June 1, 2017	Final Tordis Knutsen March 1, 2017	Final Raquel Knutsen December 1, 2016
Purchase consideration(1)	$31,759	$32,983	$20,252

Less: Fair value of net assets acquired:
Vessels and equipment(2)	145,772	145,754	116,751
Intangibles: Above market time charter	1,458	1,468	—
Cash	3,438	609	7,146
Inventories	190	129	307
Derivatives assets	226	1,377	207
Others current assets	128	1,348	183
Amounts due from related parties	18,374	20,834	59
Long-term debt	(114,411)	(114,411)	(79,950)
Long-term debt from related parties	(22,703)	(22,960)	(24,019)
Deferred debt issuance costs	928	795	1,059
Trade accounts payable	(187)	(106)	(167)
Accrued expenses	(1,082)	(503)	(1,179)
Amounts due to related parties	(372)	(1,351)	(145)
Income tax payable	—	—	—

Subtotal	31,759	32,983	20,252

Difference between the purchase price and fair value of net assets acquired	$—	$—	$—

(1)
The purchase consideration comprises the following:

(U.S. Dollars in thousands)	Final Anna Knutsen March 1, 2018	Final Brasil Knutsen December 15, 2017	Final Lena Knutsen September 30, 2017
Cash consideration paid to KNOT (from KNOT)	$14,637	$2,383	$33,343
Purchase price adjustments	5,276	3,381	(108)
Purchase price	$19,913	$5,764	$33,235

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

(U.S. Dollars in thousands)	Final Vigdis Knutsen June 1, 2017	Final Tordis Knutsen March 1, 2017	Final Raquel Knutsen December 1, 2016
Cash consideration paid to KNOT (from KNOT)	$28,109	$31,242	$(12,019)
Purchase price adjustments	3,650	1,741	7,271
Seller's credit	—	—	12,981
Seller's loan	—	—	12,019
Purchase price	$31,759	$32,983	$20,252

(2)
Vessel and equipment includes allocation to drydocking for the following vessels (in thousands): Anna Knutsen of $2,329, Brasil Knutsen of $260, Lena Knutsen of $2,741, Vigdis Knutsen of $2,709, Tordis Knutsen of $2,753 and Raquel Knutsen of $1,663.

  Anna Knutsen

        On March 1, 2018, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 30 AS ("KNOT 30"), the company that owns and operates the Anna Knutsen. The purchase price for the vessel was $120.0 million, less $106.8 million of outstanding indebtedness, plus approximately $1.4 million for certain capitalized fees related to the financing of the vessel and plus other purchase price adjustments of $5.3 million.

        Following of adoption of ASU 2017-01, effective from January 1, 2018, Business Combinations: Clarifying the Definition of a Business, the Partnership accounted for this acquisition as an acquisition of an asset. The cost of the group of assets acquired in the asset acquisition has been allocated to the individual assets acquired or liabilities assumed based on their relative fair values.

  Brasil Knutsen

        On December 15, 2017, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 32 AS ("KNOT 32"), the company that owns and operates the Brasil Knutsen. The purchase price was $96.0 million, less $59.0 million of outstanding indebtedness, less approximately $35.2 million for a loan owed by KNOT 32 to KNOT (the "Company Liquidity Loan"), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen, and plus $3.4 million of post-closing adjustments for working capital. The cash portion of the purchase price was financed with the proceeds from the Partnership's public offering of 3,000,000 common units which closed on November 9, 2017. See Note 22—Equity Offerings and Sale of Series A Preferred Units—Equity Offerings. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

  Revenue and profit contributions

        The Brasil Knutsen business contributed revenues of $0.7 million and net income of $0.3 million to the Partnership for the period from December 15, 2017 to December 31, 2017.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

  Pro forma financial information

        The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership's acquisition and financing of the Brasil Knutsen as if this acquisition had taken place on January 1, 2017. KNOT acquired the Brasil Knutsen from Chevron in July 2017 and the vessel was not operating on any contract at the time KNOT bought the vessel. From July 2017, the Brasil Knutsen operated on short term contracts until it commenced its time charter contract with Galp in November 2017.

(U.S. Dollars in thousands)	Unaudited Year Ended December 31, 2017
Revenue	$223,220
Net income	64,034

        Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors.

  Lena Knutsen

        On September 30, 2017, KNOT Shuttle Tankers AS acquired KNOT's 100% interest in KNOT Shuttle Tankers 26 AS ("KNOT 26"), the company that owns and operates the Lena Knutsen. The purchase price was $142.0 million, less approximately $133.8 million of outstanding indebtedness, plus approximately $24.1 million for a receivable owed by KNOT to KNOT 26, plus approximately $1.0 million for certain capitalized fees related to the financing of the Lena Knutsen and less $0.1 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

  Revenue and profit contributions

        The Lena Knutsen business contributed revenues of $5.2 million and net loss of $0.1 million to the Partnership for the period from September 30, 2017 to December 31, 2017.

  Pro forma financial information

        The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership's acquisition and financing of the Lena Knutsen as if this acquisition had taken place on January 1, 2017.

(U.S. Dollars in thousands)	Unaudited Year Ended December 31, 2017
Revenue	$220,904
Net income	62,999

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

        Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2017. In addition, the pro forma adjustments reflect changes in guarantors as if the acquisition had taken place from the date of delivery of the vessel.

  Vigdis Knutsen

        On June 1, 2017, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 25 AS ("KNOT 25"), the company that owns and operates the Vigdis Knutsen. The purchase price was $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $17.9 million for a receivable owed by KNOT to KNOT 25, plus approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen and plus $3.7 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

  Revenue and profit contributions

        The Vigdis Knutsen business contributed revenues of $11.8 million and net income of $2.6 million to the Partnership for the period from June 1, 2017 to December 31, 2017.

  Pro forma financial information

        The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership's acquisition and financing of the Vigdis Knutsen as if this acquisition had taken place on January 1, 2017.

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

  Tordis Knutsen

        On March 1, 2017, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 24 AS ("KNOT 24"), the company that owns and operates the Tordis Knutsen. The purchase price was $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $21.1 million for a receivable owed by KNOT to KNOT 24, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen and plus $1.7 million of post-closing adjustments for working capital and interest rate swaps. The cash portion of the purchase price was financed with the proceeds from the Partnership's sale and

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

issuance of 2,083,333 Series A Preferred Units which closed on February 2, 2017. See Note 23—Equity Offerings and Sale of Series A Preferred Units—Sale of Series A Preferred Units. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

  Revenue and profit contributions

        The Tordis Knutsen business contributed revenues of $17.2 million and net income of $3.2 million to the Partnership for the period from March 1, 2017 to December 31, 2017.

  Pro forma financial information

        The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2017, giving effect to the Partnership's acquisition and financing of the Tordis Knutsen as if this acquisition had taken place on January 1, 2017.

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

  Raquel Knutsen

        On December 1, 2016, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in Knutsen Shuttle Tankers 19 AS, the company that owns and operates the Raquel Knutsen. The purchase price was $116.5 million, less $103.5 million of outstanding indebtedness related to the vessel and plus other purchase price adjustments of $7.3 million. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

  Revenue and profit contributions

        The Raquel Knutsen business contributed revenues of $1.5 million and net income of $0.2 million to the Partnership for the period from December 1, 2016 to December 31, 2016.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

  Pro forma financial information

        The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the year ended December 31, 2016, giving effect to the Partnership's acquisition and financing of the Raquel Knutsen as if this acquisition had taken place on January 1, 2016.

(U.S. Dollars in thousands)	Unaudited Year Ended December 31, 2016
Revenue	$190,229
Net income	65,101

        Included in the pro forma adjustments is depreciation related to the purchase price allocations performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2016. In addition, the pro forma adjustments reflect changes in guarantors and amortization.

22) Equity Offerings and Sale of Series A Preferred Units

Equity Offerings

(U.S. Dollars in thousands)	2018 Offering	January 2017 Offering	November 2017 Offering		Total 2017 Offering	2016 Offering
Gross proceeds received	$—	$56,125	$66,936	(1)	$123,061	$—
Less: Underwriters' discount	—	925	660		1,585	—
Less: Offering expenses	—	300	230		530	—

Net proceeds received	$—	$54,900	$66,046		$120,946	$—

(1)
Includes the General Partner's 1.85% proportional capital contribution.

        On November 9, 2017, the Partnership sold 3,000,000 common units in a public offering. In connection with the offering, the General Partner contributed a total of $1.2 million in order to maintain its 1.85% general partner interest in the Partnership. The total net proceeds from the offering and the related General Partner's contribution were $66.0 million. The Partnership used the net proceeds from the offering to fund the cash portion of the purchase price of the Brasil Knutsen and to repay $43.5 million of borrowings under the revolving credit facility.

        On January 10, 2017, the Partnership sold 2,500,000 common units, representing limited partner interests, in an underwritten public offering. The Partnership's total net proceeds from the offering were $54.9 million. The Partnership used the net proceeds from the offering to fund the cash portion of the purchase price of the Tordis Knutsen and to repay debt and for general partnership purposes.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

22) Equity Offerings and Sale of Series A Preferred Units (Continued)

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

        The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units commencing on February 2, 2019 at the then applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the "Issue Price") divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate. For the year ended December 31, 2018, the possible conversion of the Series A Preferred Units into

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

22) Equity Offerings and Sale of Series A Preferred Units (Continued)

common units are included in the calculation of the diluted earnings per unit. See Note 20—Earnings per Unit and Cash Distributions.

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

        The Series A Preferred Units have voting rights that are identical to the voting rights of the common units, except they do not have any right to nominate, appoint or elect any of the directors of the Board, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a "Trigger Event"). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, may replace one of the members of the Board appointed by the General Partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with the common units as a single class so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting.

        For additional information about the Series A Preferred Units, please read the Partnership's Report on Form 8-A/A filed with the Securities and Exchange Commission on June 30, 2017.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

23) Unit Activity

        The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2018, 2017 and 2016:

(in units)	Common Units	Subordinated Units	General Partner Units	Convertible Preferred Units
December 31, 2016	27,194,094	—	558,674	—
January 6, 2017: Public offering	2,500,000	—	—	—
February 2, 2017: Sale of Series A Preferred Units	—	—	—	2,083,333
June 30, 2017: Sale of Series A Preferred Units	—	—	—	1,666,667
November 8, 2017: Public offering	3,000,000	—	56,443	—
December 31, 2017	32,694,094	—	615,117	3,750,000
December 31, 2018	32,694,094	—	615,117	3,750,000

        Originally approved on August 12, 2015, the common unit purchase program authorized the Partnership to repurchase up to 666,667 of its common units and the General Partner to purchase up to 333,333 common units of the Partnership. On August 10, 2016, the boards of directors of the Partnership and the General Partner each authorized an extension of the common unit purchase program to August 31, 2017. On August 9, 2017, the boards of directors of the Partnership and the General Partner authorized a further extension of the program to August 31, 2018. As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. No additional common units had been purchased by the Partnership or the General Partner as of the expiration date of the program on August 31, 2018.

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

24) Subsequent Events

        The Partnership has evaluated subsequent events from the balance sheet date through April 10, 2019, the date at which the audited consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

        On February 14, 2019, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2018. The aggregate amount of the paid distribution was was 18.0 million. On February 14, 2019, the Partnership also paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2018 in an aggregate amount equal to $1.8 million.

        On November 29, 2018, the Partnership announced that John Costain has decided to resign as Chief Executive Officer and Chief Financial Officer of the Partnership as of May 31, 2019 in order to

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

24) Subsequent Events (Continued)

pursue other interests. The Partnership's Board has approved the appointment of Gary Chapman as the new Chief Executive Officer and Chief Financial Officer of the Partnership commencing June 1, 2019.

        On December 17, 2018, the Partnership's subsidiary that owns the Windsor Knutsen and Shell agreed to suspend the vessel's time charter contract for a minimum of 10 months and a maximum of 12 months. The suspension period commenced March 4, 2019. During the suspension period, the Windsor Knutsen will operate under a time charter contract with Knutsen Shuttle Tankers Pool AS, on the same terms as the existing time charter contract with Shell.