Form 20-F
period 2019-12-31
KNOT Offshore Partners LP
filed 2020-03-19
CIK 1564180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

Commission file number 001-35866

KNOT OFFSHORE PARTNERS LP (Exact Name of Registrant as Specified in its Charter)
Republic of the Marshall Islands (Jurisdiction of Incorporation or Organization)
2 Queens Cross Aberdeen, Aberdeenshire AB15 4YB, United Kingdom (Address of Principal Executive Offices)

Gary Chapman
2 Queens Cross
Aberdeen, Aberdeenshire
AB15 4YB, United Kingdom
E-mail: gch@knotoffshorepartners.com
Telephone: 44 (0) 1224 618420
Facsimile: 44 (0) 1224 624891
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common units representing limited partner interests	KNOP	New York Stock Exchange

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

☐ Yes    ☒ No

KNOT Offshore Partners LP

INDEX TO REPORT ON FORM 20-F

FORWARD-LOOKING STATEMENTS

        This Annual Report on Form 20-F for the year ended December 31, 2019 (this "Annual Report") contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology. These forward-looking statements reflect management's current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

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

  •
  forecasts of KNOT Offshore Partners' ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units (the "Series A Preferred Units") and the amount of any such distributions;

  •
  KNOT Offshore Partners' ability to integrate and realize the expected benefits from acquisitions;

  •
  KNOT Offshore Partners' anticipated growth strategies;

  •
  the effects of a worldwide or regional economic slowdown;

  •
  turmoil in the global financial markets;

  •
  fluctuations in currencies and interest rates;

  •
  fluctuations in the price of oil;

  •
  the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent outbreak of Coronavirus COVID-19 ("Coronavirus"), including its impact on our business;

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

  •
  the expected cost of, and KNOT Offshore Partners' ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners' business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization ("IMO") sulfur emission limit reductions generally referred to as "IMO 2020" that took effect January 1, 2020;

  •
  availability of skilled labor, vessel crews and management, including possible disruptions caused by the Coronavirus outbreak;

  •
  KNOT Offshore Partners' general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

  •
  the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

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

        In August 2013, June 2014, December 2014, June 2015, October 2015, December 2016, March 2017, June, 2017, September 2017, December 2017 and March 2018, we acquired KNOT's 100% interest in the companies that own and operate the shuttle tankers, the Carmen Knutsen , the Hilda Knutsen and Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen respectively, each of which we accounted for as an acquisition of a business, other than the Anna Knutsen, which was accounted for as an asset. The results of these acquisitions are included in our results from the dates of their respective acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen or the Anna Knutsen prior to their respective acquisition.

        The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and accompanying notes included in this Annual Report.

        Our financial position, results of operations and cash flows presented below may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(U.S. Dollars in thousands, except per unit amounts and fleet data)
Statement of Operations Data:
Total revenues	$282,561	$279,456	$219,203	$173,671	$155,024
Vessel operating expenses(1)	60,129	56,730	46,709	30,903	27,543
Depreciation	89,844	88,756	71,583	56,230	48,844
General and administrative expenses	4,858	5,290	5,555	4,371	4,290
Goodwill impairment charge	—	—	—	—	6,217
Operating income	127,730	128,680	95,356	82,167	68,130
Interest income	865	739	248	24	8
Interest expense	(50,735)	(49,956)	(30,714)	(20,867)	(17,451)
Other finance expense	(845)	(1,260)	(1,406)	(1,311)	(504)
Realized and unrealized gain (loss) on derivative instruments	(17,797)	4,039	4,831	1,213	(9,695)
Net gain (loss) on foreign currency transactions	(252)	(79)	(267)	(139)	(105)
Income before income taxes	58,966	82,163	68,048	61,087	40,383
Income tax benefit (expense)	(9)	2	16	15	59
Net income	$58,957	$82,165	$68,064	$61,102	$40,442
Earnings Per Unit (Basic and Diluted):
Common units (Basic)	$1.554	$2.251	$2.050	$2.291	$1.499
Common units (Diluted)	1.554	2.217	2.037	2.291	1.499
Subordinated units(2)	—	—	—	1.542	1.708
General partner units	1.554	2.251	2.046	2.248	1.487
Cash distributions declared and paid per unit	2.080	2.080	2.080	2.080	2.030
Balance Sheet Data (at end of period):
Cash and cash equivalents	$43,525	$41,712	$46,104	$27,664	$23,573
Vessels and equipment, net	1,677,488	1,767,080	1,723,023	1,256,889	1,192,927
Total assets	1,738,007	1,836,824	1,793,168	1,292,275	1,219,902
Long-term debt (including current portion and seller's credits)	995,396	1,077,291	1,026,615	741,646	667,722
Series A Convertible Preferred Units	89,264	89,264	89,264	—	—
Partners' capital	622,396	642,775	639,950	521,712	520,770
Cash Flows Data:
Net cash provided by operating activities	$165,692	$148,646	$154,585	$108,445	$89,160
Net cash used in investing activities	—	(15,493)	(94,857)	(13,952)	(46,488)
Net cash used in financing activities	(163,849)	(137,376)	(41,378)	(90,345)	(49,575)
Fleet Data:
Number of shuttle tankers in operation at end of period	16	16	15	11	10
Average age of shuttle tankers in operation at end of period (years)	6.5	5.5	4.7	4.7	4.1
Total calendar days for fleet	5,840	5,781	4,643	3,691	3,197
Total operating days for fleet(3)	5,810	5,657	4,400	3,668	3,193
Other Financial Data:
EBITDA(4)	$198,680	$220,136	$170,097	$138,160	$106,670
Adjusted EBITDA(4)	217,574	217,436	166,939	138,397	123,191

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

	Year Ended December 31,
(dollars in thousands)	2019	2018	2017	2016	2015
Net income	$58,957	$82,165	$68,064	$61,102	$40,442
Interest income	(865)	(739)	(248)	(24)	(8)
Interest expense	50,735	49,956	30,714	20,867	17,451
Depreciation	89,844	88,756	71,583	56,230	48,844
Income tax (benefit) expense	9	(2)	(16)	(15)	(59)

EBITDA	$198,680	$220,136	$170,097	$138,160	$106,670
Goodwill impairment charge	—	—	—	—	6,217
Other financial items(a)	18,894	(2,700)	(3,158)	237	10,304

Adjusted EBITDA	$217,574	$217,436	$166,939	$138,397	$123,191

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

        We may not have sufficient cash from operations to pay the minimum quarterly distribution on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of March 19, 2020, there were 3,750,000 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

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

  •
  changes in local income tax rates; and

  •
  the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business, including the availability and cost of low sulfur fuel oil compliant with IMO 2020.

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

Outbreaks of epidemic and pandemic diseases, including the Coronavirus, and governmental responses thereto could adversely affect our business.

        Our operations are subject to risks related to outbreaks of infectious diseases. In December 2019, the Coronavirus, a virus causing potentially deadly respiratory tract infections, was first reported in Wuhan, China. On January 30, 2020, the World Health Organization declared the Coronavirus to constitute a "Public Health Emergency of International Concern" and subsequently, on March 11, 2020, declared the Coronavirus to constitute a "Pandemic." On March 13, 2020, the President of the United States declared a State of National Emergency due to the Coronavirus outbreak. Other countries affected by the outbreak took similar measures. The Coronavirus has negatively affected economic conditions and the price of oil has fallen significantly which may materially impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus' outbreak. As a result of these measures, our vessels may not be able to call on ports, or crew members may be restricted from embarking and disembarking from ports, located in regions affected by Coronavirus. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our operations, which could be material and adverse. In addition, trading prices of our units have recently declined significantly and may continue to decline due in part to the impact of the Coronavirus. The ongoing spreading of Coronavirus may negatively affect our business prospects, including the timely delivery of KNOT's newbuildings under construction in South Korea and China. Failure to control the continued spread of the virus could significantly impact economic activity and demand for shipping which could further negatively affect our business, financial condition, results of operations and cash available for distribution.

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

        As of December 31, 2019, we had consolidated debt of approximately $995.4 million. We have the ability to incur additional debt. Please read "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources." Our level of debt could have important consequences to us, including the following:

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

        Our ability to service our debt depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, the recent Coronavirus outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy and shipping and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt financing.

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

        As of March 19, 2020, our fleet consists of sixteen shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read "Item 4. Information on the Partnership—Business Overview—Charters—Termination."

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

We currently derive all of our time charter and bareboat revenues from eight customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

        We currently derive all of our time charter and bareboat revenues from eight customers. For the year ended December 31, 2019, Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell, formerly BG Group ("Shell"), Eni Trading and Shipping S.p.A. ("ENI"), Fronape International Company, a subsidiary of Petrobras Transporte S.A. ("Transpetro"), Galp Sinopec Brazil Services B.V ("Galp"), Repsol Sinopec Brasil, S.A. ("Repsol"), Equinor ASA ("Equinor"), Vår Energi Marine AS a Norwegian subsidiary of Vår Energi AS ("Vår") (a joint venture owned by ENI and a private equity investor), and Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, accounted for approximately 23%, 16%, 16%, 13%, 13%, 7%, 6% and 6%, respectively, of our revenues.

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

        If the recent decline in oil prices persists, it may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

Adverse conditions in the global economy or financial markets may impair our customers' and suppliers' ability to pay for our services and could have a material adverse effect on our revenue, profitability and financial position.

        We depend on our customers' willingness and ability to fund operating and capital expenditures to provide crude oil shuttle tankers for new or expanding offshore projects. Existing and future adverse economic conditions, including low oil prices, may lead to a decline in our customers' operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. Particularly, an extended period of adverse development in the outlook for European countries or Brazil could reduce the overall demand for our vessels and have a negative impact on our customers. Potential developments, or market perceptions concerning these and related issues, could affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

        Global financial markets and economic conditions have been, and continue to be, volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has previously resulted in reduced access to credit worldwide. Any global financial or credit crisis or disruption may further reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. Such deterioration of the worldwide economy could result in reduced demand for oil and natural gas, exploration and production activity and transportation of oil and natural gas that could lead to a decrease in the hire rate earned by our vessels and a decrease in new charter activity. In addition, any adverse development in the global financial markets or deterioration in economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all.

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

The United Kingdom's exit from the European Union could adversely impact us.

        On June 23, 2016, in a referendum vote commonly referred to as "Brexit," a majority of British voters voted to exit the European Union ("EU") and on January 31, 2020, the U.K. formally exited the EU. The British government is currently in negotiations with the EU to determine the terms of the U.K.'s exit. The withdrawal could potentially disrupt the free movement of goods, services and people between the U.K. and the EU, undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the U.K. and the EU or other nations as the U.K. pursues independent trade relations. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. The effects of Brexit will depend on any agreements the U.K. makes to retain access to EU or other markets either during a transitional period or more permanently. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the U.K. from the EU would have and how such withdrawal would affect our business. In addition, Brexit may lead other EU member countries to consider referendums regarding their EU membership. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and operating results.

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

        Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the "IMO"), the United Nations agency that regulates international shipping, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping. However, in 2016, the IMO reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. IMO is progressing on the implementation of an initial strategy it adopted in 2018 designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st century. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

        Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters and the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration, including those governing oil spills, air emissions, discharges to water and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. Additional requirements may take effect or be adopted in the future that could limit operations or further increase expenses. For example, under IMO's MARPOL Annex VI, effective January 1, 2020, absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur, the maximum sulfur content in fuels used by the marine sector in all seas, including our vessels, was lowered from 3.5% to 0.5% sulfur. These new requirements are generally referred to as IMO 2020. The marine sector accounts for approximately half of the global fuel oil demand and the impact of the increased demand for compliant low sulfur fuels is expected to affect the availability and cost of such fuels and increase our costs of operation.

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

KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew, including due to disruptions caused by the Coronavirus.

        Our success depends in large part on KNOT's ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Furthermore, should there be an outbreak of the Coronavirus on board, adequate crewing my not be available to fulfill the obligations under our contracts. Due to the Coronavirus, we could face (i) difficulty in finding healthy qualified replacement officers and crew; (ii) local or international transport or quarantine restrictions limiting the ability to transfer infected crew members off the vessel or bring new crew on board, or (iii) restrictions in availability of supplies needed on board due to disruptions to third-party suppliers or transportation alternatives. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

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

        In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations or EU countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract termination and an adverse effect on our business.

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

        We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data ("data protection laws"). These data protection laws, and their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation ("GDPR"), which regulates the use of personally identifiable information, went into effect in the EU ("EU") on May 25, 2018, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. Complying with the GDPR and similar emerging and changing data protection laws may cause us to incur substantial costs or require us to change our business practices. Noncompliance, or perceived noncompliance, with our legal obligations relating to data protection laws could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. As noted above, we are also subject to the possibility of cyber attacks, which themselves may result in a violation of these laws.

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

        As of March 19, 2020, KNOT owned 26.2% of our common units and owned and controlled our general partner, which owns a 1.85% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read "—Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors." These conflicts include, among others, the following situations:

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

        We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 19, 2020, KNOT and our general partner owned 26.5% of the common units and all of the incentive distribution rights. We have also entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we filed a registration statement to register resales of the common units underlying the Series A Preferred Units. Following their sale, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

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

        As of March 19, 2020, KNOT and our general partner owned 26.5% of our common units.

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

We are exposed to market risks relating to the announced phase-out of the London Interbank Offered Rate ("LIBOR")

        We are exposed to a market risk relating to increases in interest rates because the amounts borrowed under our existing loan and credit facilities bear interest at rates based on LIBOR. On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 ("FCA Announcement"). The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Significant increases in LIBOR or uncertainty surrounding its phase out after 2021 could adversely affect our business, financial condition, operating results and cash flows. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition. We use interest rate swaps to reduce our exposure to interest rate risk and hedge a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

We rely on the master limited partnership ("MLP") structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The volatility in energy prices over the past few years has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs.

        The volatility in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets, as a number of MLPs and other energy companies may be adversely affected by a lower energy prices environment. A number of MLPs, including certain maritime MLPs, have reduced or eliminated their distributions to unitholders.

        We rely on our ability to obtain financing and to raise capital in the equity and debt markets to fund our capital replacement, growth and investment expenditures, and to refinance our debt. A protracted deterioration in the valuation of our common units would increase our cost of capital, make any equity issuance significantly dilutive and may affect our ability to access capital markets and, as a result, our capacity to pay distributions to our unitholders and service or refinance our debt.

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

Because we and KNOT UK are Marshall Islands entities, our operations may be subject to economic substance requirements of the EU, which could harm our business.

        On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the EU (the "COCG"), the Council of the EU (the "Council") approved and published Council conclusions containing a list of "non-cooperative jurisdictions" for tax purposes (the "2017 Conclusions"). On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the "2019 Conclusions"). In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the EU on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the EU by the agreed deadline. The EU subsequently removed the Marshall Islands from that list in October 2019. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

        We are a Marshall Islands partnership and KNOT UK is a Marshall Islands limited liability company. Regulations adopted in the Marshall Islands (which came into force on January 1, 2019) require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. Based on our current business activities, we believe that we and KNOT UK are not required to comply with this economic substance test.

        In addition, certain jurisdictions have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. If we fail to comply with our obligations under any such laws and regulations, including the Marshall Islands regulations, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

        We do not know:    if the EU will add the Marshall Islands to the list of non-cooperative jurisdictions; what actions the Marshall Islands may take, if any, to remove itself from the list if it is added; how quickly the EU would react to any changes in legislation of the Marshall Islands; or how EU banks or other counterparties will react while we or KNOT UK remain as entities organized and existing under the laws of the Marshall Islands. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

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

Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders unless otherwise provided for under the laws of the Marshall Islands. This limits our unitholders' ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

        Our partnership agreement provides that, with certain limited exceptions, the Court of Chancery of the State of Delaware is the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, our limited partners or us); (2) brought in a derivative manner on our behalf; (3) asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or our limited partners; (4) asserting a claim arising pursuant to any provision of the Marshall Islands Act; and (5) asserting a claim governed by the internal affairs doctrine. This exclusive forum provision does not apply to actions arising under the U.S. Securities Act of 1933, as amended (the "Securities Act") or the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any person or entity purchasing or otherwise acquiring any interest in our units is deemed to have received notice of and consented to the foregoing provisions.

        Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar forum selection provisions in other companies' certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find that the forum selection provision contained in our partnership agreement is inapplicable or unenforceable in such action or actions. Limited partners will not be deemed, by operation of the forum selection provision alone, to have waived claims arising under the federal securities laws and the rules and regulations thereunder. If a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our financial position, results of operations and ability to make cash distributions to our unitholders.

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

        The vessels in our fleet do not currently engage in transportation that begins and ends in the United States, and we do not expect that our subsidiaries will in the future earn income from such transportation. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, that income would not be exempt from U.S. federal income tax under Section 883 of the Code and may not be exempt from U.S. federal income tax under the U.S.-Norway Tax Treaty and therefore may be subject to net income tax in the United States (currently at a 21% rate, plus branch profits tax at a rate of 30% (unless reduced or eliminated under an income tax treaty)).

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

Item 4.    Information on the Partnership

  A. History and Development of the Partnership

General

        KNOT Offshore Partners LP is a publicly traded limited partnership formed on February 21, 2013 to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. On April 18, 2013, we completed our initial public offering ("IPO") of 8,567,500 common units. In connection with our IPO, through KNOT UK, a 100% owned limited liability company formed under the laws of the Marshall Islands, the Partnership acquired a 100% ownership interest in KNOT Shuttle Tankers AS, which owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% of the Windsor Knutsen and 100% of the Bodil Knutsen, respectively.

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

        On December 15, 2017, we acquired KNOT Shuttle Tankers 32 AS, the company that owns the shuttle tanker, the Brasil Knutsen, from KNOT.

        On March 1, 2018, we acquired KNOT Shuttle Tankers 30 AS, the company that owns the shuttle tanker, the Anna Knutsen, from KNOT.

        For more information regarding recent developments, please see "Item 5. Operating and Financial Review and Prospects—Significant Developments in 2019"

        As of March 19, 2020, we had a fleet of sixteen shuttle tankers.

        We were formed under the law of the Marshall Islands and maintain our principal place of business at 2 Queen's Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our agent for service of process in the United States is Puglisi & Associates, and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Capital Expenditures

        We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures, we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are currently $61.0 million per year, which is comprised of $52.3 million for replacing our current vessels at the end of their useful lives and $8.7 million for drydocking maintenance and classification surveys.

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

  B. Business Overview

General

        We were formed to own and operate shuttle tankers under long-term charters. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. The vessels in our current fleet are chartered to Equinor, Transpetro, Repsol, Shell, Vår, Galp, ENI and a subsidiary of KNOT. Our charters have an average remaining term of 2.6 years as of March 19, 2020.

        Since our IPO, we have increased our quarterly distribution from $0.375 per unit to $0.52 per unit for the quarter ended December 31, 2019.

        We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of March 19, 2020, KNOT and our general partner owned our general partner interest, all of our incentive distribution rights and 26.5% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

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

Our Fleet

        The following table provides information about the sixteen shuttle tankers in our fleet as of March 19, 2020:

				Charter
	Capacity (dwt)		Current Operating Region
Shuttle Tanker		Built		Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	Brazil	Time Charter	Equinor	2021	(1)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	Shell	2020	(2)(3)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2023	(1)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	ENI	2022	(1)
Torill Knutsen	123,000	2013	North Sea	Time Charter	ENI	2020	(1)
Dan Cisne	59,000	2011	Brazil	Bareboat charter	Transpetro	2023
Dan Sabia	59,000	2012	Brazil	Bareboat charter	Transpetro	2024
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	Vår	2024	(4)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2025	(5)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	Shell	2022	(6)
Vigdis Knutsen	156,000	2017	Brazil	Time Charter	Shell	2022	(6)
Lena Knutsen	156,000	2017	Brazil	Time Charter	Shell	2022	(6)
Brasil Knutsen	154,000	2013	Brazil	Time Charter	Galp	2022	(7)
Anna Knutsen	152,000	2017	Brazil	Time Charter	Galp	2022	(7)

(1)
Customer has the option to extend the charter for up to three one-year periods.

(2)
On December 17, 2018, the Partnership's subsidiary that owns the Windsor Knutsen and Shell agreed to suspend the vessel's time charter contract. The suspension period commenced March 4, 2019 and will end April 3, 2020, when the vessel is expected to be redelivered to Shell. During the suspension period, the Windsor Knutsen has been operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, on the same terms as the existing time charter contract with Shell

(3)
Customer has the option to extend the charter for up to four one-year periods.

(4)
Customer has the option to extend the charter for up to five one-year periods.

(5)
Customer has the option to extend the charter for up to one three-year period and one two-year period.

(6)
Customer has the option to extend the charter for up to two five-year periods.

(7)
Customer has the option to extend the charter for up to two three-year periods.

Customers

        For the year ended December 31, 2019, Shell, ENI, Transpetro, Galp, Repsol, Equinor, Vår and a subsidiary of KNOT accounted for approximately 23%, 16%, 16%, 13%, 13%, 7%, 6% and 6%, respectively, of our revenues.

Charters

        We generate revenues by charging customers for the loading, transportation and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

        As of March 19, 2020, twelve of our shuttle tankers are chartered under time charters and four of our shuttle tankers are chartered under bareboat charters.

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

        According to Fearnresearch, as of March 1, 2020, there were approximately 94 vessels in the world shuttle tanker fleet (including 23 newbuilds on order). KNOT is the largest owner of shuttle tankers with 34 shuttle tankers (including our vessels and 6 newbuilds on order). Teekay Offshore Partners L.P. is the second largest owner in the shuttle tanker market with 29 shuttle tankers (including 5 newbuilds on order). American Eagle Tankers (AET) is the third largest owner of shuttle tankers with 17 vessels (including 12 newbuilds on order). Petrobras, which owns two vessels, employs a total of 27 shuttle tankers (including 7 newbuilds on order) through long-term bareboat and time charters. There are other shuttle tanker owners in the industry, but most of such owners have a limited fleet size and have chartered vessels out for the long term.

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

  •
  shipyard supervision;

  •
  insurance; and

  •
  financial services.

        These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. In addition, KNOT's day-to-day focus on cost control is applied to our operations. We believe that the adoption of common standards results in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

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

        SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, and the ISPS, or the requirements for shuttle tankers under their flag regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and EU (the "EU") authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

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

        The IMO has adopted the International Convention for the Prevention of Pollution from Ships ("MARPOL"), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and air pollution prevention certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. As of January 2, 2015, these limitations required that fuels of vessels in covered Emission Control Areas ("ECAs") contain no more than 0.1% sulfur. For non-ECA areas, the capped sulfur limitations decreased progressively until they reached the global limit of 0.5% applicable on and after January 1, 2020 (generally referred to as IMO 2020). MARPOL Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements. However, the marine sector accounts for approximately half of the global fuel oil demand and the impact of the increased demand for compliant low sulfur fuels due to IMO 2020 is expected to affect the availability and cost of such fuels and increase our costs of operation.

        In addition, there are several other regulatory requirements to use low sulfur fuel or restrict or regulate emissions from vessels. The EU Directive 33/2005 requiring the use of low sulfur fuel came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil. All of our vessels are able to comply with applicable low sulfur fuel requirements.

        The IMO has negotiated international conventions that impose liability for oil pollution and other environmental harms in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention"). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (which began in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment were accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on our vessels. Although the cost to comply with IMO ballast water treatment regulations for our vessels is difficult to estimate, it is anticipated to be approximately $1.5-$2.0 million per vessel for the Fortaleza Knutsen, Recife Knutsen, Bodil Knutsen, Windsor Knutsen, Carmen Knutsen, Dan Cisne and Dan Sabia. The Anna Knutsen, the Brasil Knutsen, the Lena Knutsen, the Torill Knutsen, the Hilda Knutsen, the Ingrid Knutsen, the Raquel Knutsen the Vigdis Knutsen and the Tordis Knutsen have all installed IMO approved ballast water treatment system.

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

        Several regulatory requirements to use low sulfur fuel are in force. See discussion of "low sulfur fuel" regulations above.

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

Legal obligations also include immediately notifying the competent authorities about any incident occurring in our vessels that may cause pollution in waters under the national jurisdiction of Brazil, in addition to the adoption of other required response actions. Failure to comply may subject us to administrative, criminal and civil liability, with strict and joint liability in civil cases. In Brazil, civil liability for environmental pollution aims for the complete recovery of the damage caused to the ecosystem and affected third parties, regardless of the cost involved.

  United States Environmental Regulation of Vessels

        In the United States, federal and state laws and regulations that require vessel owners and operators to obtain and maintain specified permits or governmental approvals; control the discharge of materials into the environment; remove and cleanup materials that may harm the environment; and otherwise comply with regulations intended to protect the environment. Vessel operations are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection, the Department of Interior, the Bureau of Ocean Energy Management, and the Bureau of Safety and Environmental Enforcement, as well as classification societies such as the American Bureau of Shipping. The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 ("OPA 90") and the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA").

        OPA 90 and CERCLA.    CERCLA applies to the discharge of "hazardous substances" rather than "oil" and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

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

        The EPA updated the VGP in 2013 to incorporate numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. These requirements correspond with the IMO's requirements under the BWM Convention, as discussed above. The permit also contains maximum discharge limitations for biocides and residuals. The numeric effluent limits took effect under a staggered implementation schedule and do not apply to all vessels. Vessels with deferred deadlines for meeting the numeric standards are required to meet Best Management Practices, which are substantially similar to the requirements under the previous VGP.

        The VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent ("NOIs") to receive permit coverage between six and nine months after the permit's issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. In December 2018, the Vessel Incidental Discharge Act ("VIDA") was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance ("NSPs") to be developed by EPA and implemented and enforced by the U.S. Coast Guard. VIDA requires EPA to develop NSPs for approximately 30 discharges by December 2020. The discharges to be covered are similar to those in 2013 VGP and the NSPs are generally required to be at least as stringent as the requirements of the 2013 VGP. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

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

        National Invasive Species Act ("NISA").    In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard approved ballast water management systems. The rule went into effect in June 2012 and set ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO's BWM Convention. The final rule requires that ballast water discharge have no more than ten living organisms per milliliter for organisms between ten and 50 micrometers in size. For organisms larger than

50 micrometers, the discharge can have no more than ten living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2013 were required to comply with these ballast water treatment standards, with existing ships required to comply by their first drydock after January 1, 2014 or January 1, 2016, depending on size.

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

        In the United States, the EPA issued an "endangerment finding" regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives have been or are being considered in the United States Congress and by individual states. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall EU strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations (EU Directive 2015/757 or EU MRV Regulation) requiring vessels exceeding 5,000 gross tons using EU ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018, with the first reports due in June 2019. In February 2019, the European Commission adopted a proposal to amend the EU MRV Regulation to harmonize the requirements of the EU MRV Regulation and the IMO DCS. Although, at present, the EU MRV Regulation is for monitoring, reporting and verification only, but it is anticipated that in the future the EU may move from requiring reporting of emissions to regulations aimed at reducing them.

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

  Marshall Islands

        Because we and our subsidiaries do not conduct business, transactions or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning record keeping and vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands Registrar of Corporations relating to economic substance regulations or our books and records and the books and records of our subsidiaries. As a result, distributions KNOT UK receives from its subsidiary, distributions that such subsidiary receives from the operating subsidiaries, and distributions we receive from KNOT UK, are not expected to be subject to Marshall Islands taxation.

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

        Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway, and we have elected to be subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their owned vessels rather than income generated from operating the vessels (i.e., operating income), which is tax free. Based upon the net tonnage of our current vessels and the applicable rate of taxation, our Norwegian subsidiaries are liable for approximately $250,000 of Norwegian tonnage tax for the year ended December 31, 2019. In addition, under the tonnage tax regime, other income such as net financial income and expense (i.e. income not generated from operating the vessels) is subject to the regular corporate income tax rate.

        On December 14, 2017, the Norwegian government concluded negotiations with the EFTA Surveillance Authority regarding the Norwegian tonnage tax regime, which has been approved for another ten years until 2027. Pursuant to the approval, Norway has introduced restrictions that eliminate the ability of companies that operate vessels under certain bareboat charters to qualify for the Norwegian tonnage tax regime. Companies that no longer qualify for the Norwegian tonnage tax regime will instead be subject to Norwegian corporate income tax. However, there are no limitations on intra-group bareboat chartering, as well as bareboat charters where crewing services are carried out by a related party. In order to constitute a related party, a minimum of 25% ownership/control is required according to the Norwegian General Taxation Act Section 8-13, paragraph 6. Because KNOT owns more than 25% of our partnership interests and owns 100% of KNOT Management and KNOT Management Denmark (which provide these crewing services to us), our bareboat charters are effectively seen as time charter services to the customer. If this related party situation is ended, other alternatives and possibly mitigating measures would need to be evaluated by the Partnership.

        The United Kingdom's withdrawal and exit from EU, commonly referred to as "Brexit", took place on January 31, 2020. Even though the U.K. has formally left the EU, it will continue to follow the EU rules and its trading relationship will remain the same during a transition period, which is due to end on December 31, 2020. When the transition period has ended, some of our existing U.K.-flagged vessels may have to be reflagged to a EU or European Economic Area ("EEA") flag in order to meet any future national flag requirements pursuant to the Norwegian tonnage tax regime.

        Further, when the transition period has ended, the domestic Norwegian legislation for exemption of withholding tax on outbound dividends from KNOT Shuttle Tankers AS to KNOT UK is no longer applicable, as this exemption rule only includes dividend distribution to corporate shareholders within the EEA. However, we expect that dividends from KNOT Shuttle Tankers AS to KNOT UK may still be exempt from withholding tax pursuant to the double tax treaty between Norway and the U.K.

  United Kingdom

        Although we are managed and controlled in the United Kingdom, we have obtained confirmation from HM Revenue & Customs that we are treated as a transparent partnership for United Kingdom tax purposes. Accordingly, we are not subject to U.K. tax in our own name, but rather any partners subject to U.K. tax will be taxed on their share of our profits.

        Our general partner and KNOT UK expect to be a resident of the United Kingdom for taxation purposes subject to tax on ordinary income. Nonetheless, these companies are primarily expected to earn dividend income from our controlled affiliates, which should generally be exempt from United Kingdom taxation under applicable exemptions for distributions from subsidiaries.

Employees

        We directly employ one onshore employee and no seagoing employees. As of December 31, 2019, KNOT employed (directly and through ship managers) approximately 534 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions."

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

        The diagram below depicts our simplified organizational and ownership structure as of March 19, 2020.

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

        References in this Annual Report to our "initial fleet" refer to the Fortaleza Knutsen, the Recife Knutsen, the Windsor Knutsen and the Bodil Knutsen, all of which were contributed to us at or prior to our IPO on April 15, 2013.

        In August 2013, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Carmen Knutsen .

        In June 2014, we acquired KNOT's 100% interest in the companies that own and operate the shuttle tankers, the Hilda Knutsen and the Torill Knutsen .

        In December 2014, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Dan Cisne .

        In June 2015, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Dan Sabia .

        In October 2015, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Ingrid Knutsen .

        In December 2016, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Raquel Knutsen .

        In March 2017, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Tordis Knutsen.

        In June 2017, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Vigdis Knutsen.

        In September 2017, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Lena Knutsen .

        In December 2017, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Brasil Knutsen .

        In March 2018, we acquired KNOT's 100% interest in the company that owns and operates the shuttle tanker, the Anna Knutsen .

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

        On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. As of March 19, 2020, KNOT owned 26.2% of our common units, our general partner and our incentive distribution rights and our general partner owned a 1.85% general partner interest in us and 0.3% of our common units.

Significant Developments in 2019

  Revolving Credit Facility

        On June 28, 2019, the Partnership extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility matures in August 2021, bears interest at LIBOR plus 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

  Extension and Suspension of Windsor Knutsen Charter

        On December 17, 2018, the Partnership's subsidiary that owns the Windsor Knutsen and Shell agreed to suspend the vessel's time charter contract. The suspension period commenced March 4, 2019 and will end April 3, 2020, when the vessel is expected to be redelivered to Shell. During the suspension period, the Windsor Knutsen has been operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, on the same terms as the existing time charter contract with Shell.

        On July 16, 2019, Shell exercised its option to extend the time charter of the vessel Windsor Knutsen by one additional year until October 2020. Following the extension, Shell has four remaining one-year options to extend the time charter until October 2024.

  Extension of Bodil Knutsen Charter

        On October 4, 2019, Equinor exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2021. Equinor has three one-year options to extend the time charter until May 2024.

  Extension of Torill Knutsen Charter

        On October 17, 2019, Eni exercised its option to extend the time charter of the Torill Knutsen by one additional year until November 2020. Eni has three one-year options to extend the time charter until November 2023.

Our Charters

        We generate revenues by charging customers for the transportation of their crude oil using our vessels. These services are provided under the following basic types of contractual relationships:

  •
  Time charters , whereby the vessels that we operate and are responsible for the crewing of are chartered to customers for a fixed period of time at hire rates that are either fixed for the firm period of the time charter with escalations to be made in case of option periods or that increase annually based on a fixed percentage increase or fixed schedule in order to enable us to offset expected increases in operating costs. Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the customer is generally responsible for any voyage expenses incurred; and

  •
  Bareboat charters , whereby customers charter our vessels for a fixed period of time at hire rates that are generally fixed, but the customers are responsible for the vessel operation and bear the operating and voyage expenses, including crewing and other operational services.

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

Windsor Knutsen

Delivered in May 2007. Following completion of its retrofitting as a shuttle tanker, operated under a long-term time charter with a subsidiary of Shell from April 2011 until July 2014. From July 2014 operated under a charter with KNOT until the vessel commenced on a long term time charter with a subsidiary of Shell in October 2015. In March 2019, the vessel began operating under a charter with Knutsen Shuttle Tankers Pool AS that will end in April 2020, when it is expected to be redelivered to Shell.

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
Ingrid Knutsen

Delivered in December 2013 and commenced on long-term time charter with Standard Marine Tonsberg, a subsidiary of ExxonMobil in February 2014. Acquired by the Partnership in October 2015. In 2019 Vår Energi AS acquired Standard Marine Tønsberg AS (now Vår Energi Marine AS).

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

Market Overview and Trends

        As of March 19, 2020, the shuttle tanker market consisted of approximately 94 vessels (including 23 newbuilds on order) characterized by long-term charters with offshore oil producers. Most shuttle tankers operate in the North Sea or offshore Brazil. Demand for shuttle tankers is based on offshore oilfield development and prior to mid-2014, higher oil prices and a positive long-term offshore oil outlook led to increased activity. During 2015-2018, oil companies delayed oil production start-ups in both the North Sea and Brazil. We have seen increased project startups in 2019, and the existing shuttle tanker fleet is aging. Due to the age structure of the fleet and the relatively high number of projects under development, we believe the medium to long-term outlook continues to be positive and tendering activity for new projects is expected in 2020. For 2019, three new shuttle tankers were ordered to operate in Brazil.

        Oil prices declined significantly in the latter part of 2014 and in 2015 due to an increase in US shale oil production, coupled with increased production from certain OPEC states. Oil prices recovered to a certain degree in 2016 and this continued throughout 2017 and 2018. In 2019, prices were relatively stable, although they have declined significantly in the first quarter of 2020. Although our operations have not yet been impacted by the recent outbreak of the Coronavirus or the recent decline in oil prices, the length and severity of the Coronavirus outbreak and the persistence of a low oil price environment cannot be estimated at this time. Such developments could affect the number of new offshore projects and the overall outlook for the production of oil, which could eventually and in turn impact the demand and pricing for shuttle tankers.

        The statements in this "Market Overview and Trends" section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See "Item 3. Key Information—Risk Factors."

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

        You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

  •
  The size of our fleet continues to change.  Our historical results of operations reflect changes in the size and composition of our fleet due to our acquisitions of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen , the Dan Cisne , the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen .

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

    Dollars. Approximately 64%, 51% and 42% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 26%, 27% and 30% of such vessel operating expenses are denominated in Norwegian Kroner ("NOK"), for the years ended December 31, 2019, 2018 and 2017, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.

  •
  We are subject to a one-time entrance tax into the Norwegian tonnage tax regime.  Our Norwegian subsidiaries are subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen and our acquisition in 2017 of the shares in the subsidiary that owns the Lena Knutsen.. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller's tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate has been reduced from 24% in 2017 to 23% in 2018 and 22% in 2019.

  •
  Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway.  Our Norwegian subsidiaries are subject only to Norwegian tonnage tax rather than a combination of ordinary taxation and tonnage taxation as reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, the tonnage tax is based on the tonnage of the vessel, and operating income is tax free. Tonnage tax is calculated based on the vessel's net tonnage (in thousands), according to its certificate, multiplied by the days in operation and the applicable dayrate. The net financial income and expense remains taxable as ordinary income tax at the regular corporate income tax rate of 22% for Norwegian subsidiaries subject to the tonnage tax regime.

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
  fluctuations in the price of oil;

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

Important Financial and Operational Terms and Concepts

        We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

        Time Charter and Bareboat Revenues.    The Partnership's time charter contracts include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customers. The bareboat element is accounted for as an operating lease on a straight-line basis over the term of the charter, while the service element consisting of the operation of the vessel is recognized over time as the services are delivered. Revenue from time charters is recognized net of any commissions and is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of a vessel to the charterer, until the end of the contract period. Under bareboat charters, the Partnership provides a specified vessel for a fixed period of time at a specified day rate and the Partnership recognizes revenues from bareboat charters as operating leases on a straight-line basis over the term of the charter, net of any commissions. Revenues are affected by hire rates and the number of days a vessel operates as well as the mix of business between time charters and bareboat charters.

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

        Other Finance Expense.    Other finance expense includes external bank fees, financing service fees paid to related parties and guarantee commissions paid to external parties in connection with our debt and other bank services.

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

Customers

        In the years ended December 31, 2019, 2018 and 2017, revenues from the following customers accounted for over 10% of our revenues:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019		2018		2017
Eni Trading and Shipping S.p.A.	$44,610	16%	$43,955	16%	$46,441	22%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,116	16%	45,115	17%	45,115	21%
Equinor Shipping Inc, a subsidiary of Equinor ASA	20,728	7%	23,426	8%	23,189	11%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	36,346	13%	36,978	13%	28,129	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	66,199	23%	81,816	29%	51,259	24%
Galp Sinopec Brasil Services BV	35,541	13%	30,029	11%	734	1%

  A. Operating Results

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

	Year Ended December 31,
				% Change
(U.S. Dollars in thousands)	2019	2018	Change
Time charter and bareboat revenues	$282,502	$278,191	$4,311	2%
Loss of hire insurance recoveries	—	450	(450)	–100%
Other income	59	815	(756)	–93%
Vessel operating expenses	60,129	56,730	3,399	6%
Depreciation	89,844	88,756	1,088	1%
General and administrative expenses	4,858	5,290	(432)	–8%
Interest income	865	739	126	17%
Interest expense	50,735	49,956	779	2%
Other finance expense	845	1,260	(415)	–33%
Realized and unrealized gain (loss) on derivative instruments	(17,797)	4,039	(21,836)	–541%
Net gain (loss) on foreign currency transactions	(252)	(79)	173	219%
Income tax benefit (expense)	(9)	2	(11)	–550%
Net income	58,957	82,165	(23,208)	–28%

        Time Charter and Bareboat Revenues.    Time charter and bareboat revenues for the year ended December 31, 2019 were $282.5 million, an increase of $4.3 million compared to $278.2 million for the year ended December 31, 2018. This increase was mainly due to increased revenues of $3.0 million resulting from the Anna Knutsen being included in our results of operations from March 1, 2018, and full earnings from the Brasil Knutsen, the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen due to planned drydocking in 2018. The increase was partially offset by a $2.7 million decrease in time charter revenues from the Bodil Knutsen due to its reduced daily rate from May 2019 when the vessel began operating under its new time charter option and by decrease in time charter revenues for the Raquel Knutsen due to 18 days of off-hire in the fourth quarter of 2019 due to her mobilization to Europe for scheduled drydocking in the first quarter of 2020.

        Loss of hire insurance recoveries.    Loss of hire insurance recoveries for the year ended December 31, 2019 were $nil compared to $0.5 million for the year ended December 31, 2018. The recoveries were related to a technical default with Carmen Knutsen's controllable pitch propeller which was found when the vessel undertook her 5-years special survey drydocking during the fourth quarter of 2017. As a result, the vessel went to a different yard to complete the repair. Repairs were completed, and the vessel was back on hire on January 1, 2018. Under our loss of hire polices, our insurer paid us the hire rate under the time charter in respect of the vessel for each day, in excess of 14 deductible days, for the time that the vessel was of service as a result of the damage.

        Other Income.    Other income for the year ended December 31, 2019 was $59,000, a decrease of $0.8 million compared to $0.8 million for the year ended December 31, 2018. The decrease was primarily due to guarantee income from KNOT related to the Windsor Knutsen, which ended in April 2018.

        Vessel Operating Expenses.    Vessel operating expenses for the year ended December 31, 2019 were $60.1 million, an increase of $3.4 million from $56.7 million in the year ended December 31, 2018. The increase was primarily due to (i) an increase of $0.8 million from the Anna Knutsen being included in the results of operations for a full year in 2019 compared to ten months in 2018 and (ii) an increase of $2.1 million related to the insurance claim and drydocking of the Carmen Knutsen in 2018. The increase was partially offset by reduced operating expenses related to bunkers consumption in connection with the drydocking of the Brasil Knutsen in the end of the first quarter of 2018.

        Depreciation.    Depreciation for the year ended December 31, 2019 was $89.8 million, an increase of $1.0 million from $88.8 million in the year ended December 31, 2018. This increase was mainly due to the Anna Knutsen being included in results of operations from March 1, 2018 and increased depreciation for the Ingrid Knutsen due to drydock additions.

        General and Administrative Expenses.    General and administrative expenses for the year ended December 31, 2019 were $4.9 million, compared to $5.3 million for 2018. The decrease is mainly due to lower activity in 2019 compared to 2018, when we incurred additional incremental expenses in connection with the acquisition of the Anna Knutsen.

        Interest Income.    Interest income for the year ended December 31, 2019 was $0.9 million compared to $0.7 million for 2018.

        Interest Expense.    Interest expense for the year ended December 31, 2019 was $50.7 million, an increase of $0.8 million from $50.0 million for the year ended December 31, 2018. The increase was mainly due to additional debt incurred in connection with the acquisition of the Anna Knutsen in March 2018 and higher LIBOR rate on average for the year ended December 31, 2019 compared to the year ended December 31, 2018.

        Other Finance Expense.    Other finance expense for the year ended December 31, 2019 was $0.8 million, a decrease of $0.5 million from $1.3 million for the year ended December 31, 2018. Other finance expenses are primarily related to bank fees and guarantee commissions.

        Realized and Unrealized Gain (Loss) on Derivative Instruments.    Realized and unrealized loss on derivative instruments for the year ended December 31, 2019 was $18.7 million, compared to a gain of $4.0 million for the year ended December 31, 2018, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018	$ Change
Realized gain (loss):
Interest rate swap contracts	$3,812	$1,180	$2,632
Foreign exchange forward contracts	(2,933)	1,084	(4,017)

Total realized gain (loss):	879	2,264	(1,385)

Unrealized gain (loss):
Interest rate swap contracts	(20,663)	4,429	(25,092)
Foreign exchange forward contracts	1,987	(2,654)	4,641

Total unrealized gain (loss):	(18,676)	1,775	(20,451)

Total realized and unrealized gain (loss) on deriviative instruments:	$(17,797)	$4,039	$(21,836)

        The unrealized non-cash element of the mark-to-market loss was $18.7 million for the year ended December 31, 2019 compared to the unrealized non-cash element of the mark-to-market gain of $1.8 million for the year ended December 31, 2018. Of the unrealized loss for the year ended December 31, 2019, $20.7 million is related to mark-to-market loss on interest rate swaps due to an increase in swap rates during the year, and an unrealized gain of $2.0 million related to foreign exchange contracts due to strength of the U.S Dollar against the Norwegian Kroner (NOK).

        Net Gain (Loss) on Foreign Currency Transactions.    Net loss on foreign currency transactions for the year ended December 31, 2019 was $0.3 million, compared to $0.1 million for the year ended December 31, 2018.

        Income Tax Benefit (Expense)    Income tax expense for the year ended December 31, 2019 was $9,000 compared to an income tax benefit of $2,000 for the year ended December 31, 2018.

        Net Income.    As a result of the foregoing, we earned net income of $59.0 million for the year ended December 31, 2019 compared to net income of $82.2 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

        See "Item 5. Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017" in our Annual Report on Form 20-F for the year ended December 31, 2018 (our "2018 20-F") for a discussion of our results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017 and other financial information related to the year ended December 31, 2017.

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

        We estimate that we will spend in total approximately $47.2 million for drydocking and classification surveys for the twelve vessels under time charters in our fleet as of December 31, 2019 between 2020 and 2024. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel's ordinary trading area to the drydocking yard.

        On June 28, 2019, the Partnership extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility matures in August 2021, bears interest at LIBOR plus 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

        As of December 31, 2019, the Partnership had available liquidity of $72.2 million, which consisted of cash and cash equivalents of $43.5 million and availability under the revolving credit facilities of $28.7 million. As of March 19, 2020, the revolving credit facilities had an aggregate undrawn capacity of $28.7 million.

        The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2019, the Partnership's net current liabilities were $51.2 million. Included in current liabilities are short term loan obligations that mature before December 31, 2020 and are therefore, presented as current debt.

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

Capital Expenditures

        We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our annual estimated maintenance and replacement capital expenditures are $61.0 million, which is comprised of $52.3 million for replacing our current vessels at the end of their useful lives and $8.7 million for drydocking maintenance and classification surveys.

Cash Flows

        The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018	2017
Net cash provided by (used in) operating activities	$165,692	$148,646	$154,585
Net cash provided by (used in) investing activities	—	(15,493)	(94,857)
Net cash provided by (used in) financing activities	(163,849)	(137,376)	(41,378)
Effect of exchange rate changes on cash	(30)	(169)	90
Net increase in cash and cash equivalents	1,813	(4,392)	18,440
Cash and cash equivalents at the beginning of the period	41,712	46,104	27,664
Cash and cash equivalents at the end of the period	43,525	41,712	46,104

  Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

  Net Cash Provided by Operating Activities

        Net cash provided by operating activities increased by $17.0 million to $165.7 million for the year ended December 31, 2019 compared to $148.6 million for year ended December 31, 2018. The increase was mainly due to higher earnings from the Anna Knutsen being included in the results of operations from March 1, 2018, reduced drydocking expenditures in 2019 compared to 2018 and increase in working capital elements.

  Net Cash Used in Investing Activities

        Net cash used in investing activities was $0 for the year ended December 31, 2019 compared to $15.5 million for the year ended December 31, 2018. Net cash used in investing activities per year ended December 31, 2019 decreased compared to the year ended December 31, 2018 because we had no vessel acquisitions during 2019.

  Net Cash Used in Financing Activities

        Net cash used in financing activities during the year ended December 31, 2019 was $163.8 million and mainly related to the following:

  •
  Repayment of long-term debt of $84.5 million; and

  •
  Payment of cash distributions to unitholders of $79.3 million, of which $7.2 million was distributions to Series A Preferred Units.

        Net cash used in financing activities during the year ended December 31, 2018 was $137.4 million and mainly related to the following:

  •
  Proceeds of $100 million from the refinancing of the Torill Knutsen ;

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

  •
  Payments of $5.3 million in debt issuance costs in relation to the refinancing of the Torill Knutsen and the multi-vessel refinancing of the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen, the Carmen Knutsen, the Windsor Knutsen and the Ingrid Knutsen ;

  •
  Repayments of long-term debt from related parties of $22.5 million; and

  •
  Payment of cash distributions to unitholders of $79.3 million, of which $7.2 million was distributions to Series A Preferred Units.

  Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

        See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows" in our 2018 20-F for a discussion of changes in our cash flows from 2017 to 2018 and other financial information related to 2017.

Borrowing Activities

        Long-Term Debt.    As of December 31, 2019 and 2018, our long-term debt consisted of the following:

(U.S. Dollars in thousands)	Vessel	December 31, 2019	December 31, 2018
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	282,360	312,472
$55 million revolving credit facility		26,279	26,279
Hilda loan facility	Hilda Knutsen	84,615	90,769
Torill loan facility	Torill Knutsen	88,333	95,000
$172.5 million loan facility	Dan Cisne, Dan Sabia	70,739	81,839
Raquel loan facility	Raquel Knutsen	57,955	63,184
Tordis loan facility	Tordis Knutsen	80,931	85,991
Vigdis loan facility	Vigdis Knutsen	82,196	87,256
Lena loan facility	Lena Knutsen	80,850	85,750
Brasil loan facility	Brasil Knutsen	57,281	63,454
Anna loan facility	Anna Knutsen	66,274	70,353
$25 million revolving credit facility		25,000	25,000

Total long-term debt		1,002,813	1,087,347

Less: current installments		85,945	109,534
Less: unamortized deferred loan issuance costs		2,492	2,608

Current portion of long-term debt		83,453	106,926

Amounts due after one year		916,868	977,813
Less: unamortized deferred loan issuance costs		4,925	7,448

Long-term debt, less current installments, and unamortized deferred loan issuance costs		$911,943	$970,365

        The Partnership's outstanding debt of $1,002.8 million as of December 31, 2019 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
2020	85,945	—
2021	86,545	95,811
2022	71,210	236,509
2023	55,535	202,185
2024	13,873	123,393
2025 and thereafter	1,307	30,500

Total	$314,415	$688,398

        As of December 31, 2019, the interest rates on the Partnership's loan agreements were LIBOR plus a fixed margin ranging from 1.8% to 2.4%. See Note 2(f)—Financial Income (Expense) in the consolidated financial statements included in this Annual Report.

  $320 Million Term Loan Facility and $55 Million Revolving Credit Facility

        In September 2018, the Partnership's subsidiaries which own the Windsor Knutsen , the Bodil Knutsen , the Fortaleza Knutsen , the Recife Knutsen , the Carmen Knutsen and the Ingrid Knutsen ("the Vessels"), entered into new senior secured credit facilities (the "Multi-vessels Facility") in order to refinance their existing long term bank debt. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a final payment at maturity in September 2023 of $177 million, which includes the balloon payment and last quarterly installment. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels.

        The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Multi-vessel facility. The Partnership and the borrowers (except for the Partnership subsidiary that owns the Recife Knutsen and the Fortaleza Knutsen) are guarantors, and the Multi-vessels Facility is secured by vessel mortgages on the Windsor Knutsen , the Bodil Knutsen , the Fortaleza Knutsen , the Recife Knutsen , the Carmen Knutsen and the Ingrid Knutsen.

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

        The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrowers and the guarantors were in compliance with all covenants under this facility.

  Hilda Loan Facility

        In May 2017, the Partnership's subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen , entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the "New Hilda Facility"). The New Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The New Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

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

        The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

  Torill Loan Facility

        In January 2018, the Partnership's subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen , entered into a new $100 million senior secured term loan facility (the "Torill Facility") with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility replaced a $117 million secured loan facility, which was due to be paid in full in October 2018. The Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The Torill Facility contains the following primary financial covenants:

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

        The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantor were in compliance with all covenants under this facility.

  $172.5 Million Secured Loan Facility

        In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia , as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership's acquisition of the Dan Cisne , in December 2014, the

$172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the "Dan Cisne Facility") and a tranche related to Dan Sabia (the "Dan Sabia Facility").

        The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia . The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity in September 2023 and January 2024, respectively.

        The Dan Cisne Facility and Dan Sabia Facility contain the following financial covenants:

  •
  Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

  •
  Minimum book equity ratio for the Partnership of 30%.

        The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrowers and the guarantor were in compliance with all covenants under this facility.

  Raquel Loan Facility

        In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen , as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the "Raquel Facility"). The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen . The Raquel Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Raquel Facility contains the following financial covenants:

  •
  Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

  •
  Minimum book equity ratio for the Partnership of 30%.

        The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

  Tordis Loan Facility

        In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen , as the borrower, entered into a secured loan facility (the "Tordis Facility"). As of the time of the acquisition of the Tordis Knutsen on March 1, 2017, the aggregate amount outstanding under the facility was

$114.4 million. The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen . The Tordis Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

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

        The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

  Vigdis Loan Facility

        In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the "Vigdis Facility"). The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen . The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

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

As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

  Lena Loan Facility

        In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen , as the borrower, entered into a secured loan facility (the "Lena Facility"). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen . The Lena Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

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

        The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

  Brasil Loan Facility

        In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen , as the borrower, entered into a secured loan facility (the "Brasil Facility"). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $40.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen . The Brasil Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

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

        The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

  Anna Loan Facility

        In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen , as the borrower, entered into a secured loan facility (the "Anna Facility"). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Anna Knutsen . The Anna Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

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

        The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

  $25 Million Revolving Credit Facility

        In June, 2019, KNOT Shuttle Tankers AS extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility matures in August 2021, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

Derivative Instruments and Hedging Activities

        We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2019, the Partnership's net exposure to floating interest rate fluctuations on its outstanding debt was approximately $397.5 million based on total interest-bearing debt outstanding of $1,002.8 million, less interest rate swaps of $561.8 million, less cash and cash equivalents of $43.5 million. Our interest rate swap contracts mature between July 2020 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.87%.

        We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of December 31, 2019, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 46.1 million. We do not apply hedge accounting for derivative instruments.

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

        In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,677 million as of December 31, 2019. With respect to the vessels, based on broker valuations as of December 31, 2019 on a charter free basis, we believe the aggregate market value of these vessels was less than their aggregate carrying value as of that date. We believe the aggregate amount of this deficit as of December 31, 2019 for the vessels was approximately $130 million. These vessels do, however, have fixed rate charter contracts. We did not identify any impairment indicators for our vessels as of

December 31, 2019, and accordingly, we have not performed an undiscounted cash flow test or recorded impairment charges.

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

        Judgments and Uncertainties.    We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2019 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2019, we determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

        Effect If Actual Results Differ from Assumptions.    If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2019 and 2018, we had a valuation allowance for deferred tax assets of $17.3 million and $17.0 million, respectively.

  Recently Adopted Accounting Standards

        In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (ASC 842), that amends the accounting guidance on leases for both lessors and lessees. On January 1, 2019, the Partnership adopted the new standard using the optional transition method to apply the new standard at the transition date of January 1, 2019 with no retrospective adjustments to prior periods. Consequently, the accounting and disclosures for the prior periods continue to be presented in accordance with the previous standard for leases

        The Partnership elected the package of practical expedients and has not reassessed whether any expired or existing contracts are, or contain leases, not reassessed lease classifications, and not reassessed initial direct costs for any existing leases. Additionally, the practical expedient of disregarding short-term leases for agreements with lease terms of 12 months or less and the practical expedient of not separating lease components from nonlease components for all leases where the Partnership is the lessee were adopted as accounting policies for all underlying assets. The practical expedient of not separating lease components from nonlease components has not been adopted for leases where the Partnership is the lessor.

        There were no changes to the timing or amount of revenue recognized, and therefore, no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessor accounting. Additional qualitative and quantitative disclosures are required and have been implemented for reporting periods beginning as of January 1, 2019, while prior periods are not adjusted and continue to be reported under the previous accounting standards. See Note 6—Operating Leases.

        Adoption of the new standard resulted in recording a right-of-use asset and a lease liability on the consolidated balance sheet for operating leases of $2.3 million and $2.3 million, respectively, as of January 1, 2019. There was no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessee accounting. The right-of-use asset and lease liability for operating leases are presented in separate lines on the balance sheets. See Note 6—Operating Leases.

        There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

  New Accounting Standards Not Yet Adopted

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership from January 1, 2020, with a modified-retrospective approach. The adoption of ASU 2016-13 is not expected to have material impact on the consolidated financial statements.

        Recently issued accounting pronouncements are not expected to materially impact the Partnership.

  C. Research and Development, Patents and Licenses, Etc.

        Not applicable.

  D. Trend Information

        Please read "Item 5. Operating and Financial Review and Prospects—Market Overview and Trends."

  E. Off-Balance Sheet Arrangements

        At December 31, 2019, we did not have any off-balance sheet arrangements.

  F. Tabular Disclosure of Contractual Obligations

        The following table summarizes our long-term contractual obligations as of December 31, 2019:

	Payments Due by Period
(U.S. Dollars in thousands)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt	$1,002,813	$85,945	$490,076	$394,985	$31,807
Interest commitments on long-term debt(1)	114,844	38,307	58,295	17,622	620
Interest rate swaps(2)	1,921	(203)	880	723	521
Operating lease commitments	1,932	644	1,288	—	—
Total	$1,121,510	$124,693	$550,539	$413,330	$32,948

(1)
The interest commitments on long-term debt have been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2019, plus the applicable margin for all periods presented.

(2)
We have entered into interest rate swap contracts and under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest and payments and make fixed interest rate payments. The interest commitments on interest rate swaps have been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2019.

  G. Safe Harbor

        Please read "Forward-Looking Statements."

Item 6.    Directors, Senior Management and Employees

  A. Directors and Senior Management

        The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is 2 Queen's Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	69	Chairman of the Board of Directors
Gary Chapman	45	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	74	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	72	Director and Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	72	Director and Member of the Audit Committee
Richard Beyer	50	Director
Takuji Banno	53	Director
Simon Bird	60	Director and Member of the Conflicts Committee

        Trygve Seglem has served as Chairman of our board of directors since 2013. Mr. Seglem is the owner of TSSI, which is a 50% owner of KNOT. In addition, Mr. Seglem served as President of the Norwegian Shipowners' Association from 2006 through 2008. Mr. Seglem began his career at Statoil at its inception and has been involved in the development of offshore loading tankers since 1975. In 1984, Mr. Seglem became the project director and a part owner, through TSSI, of the Knutsen Group. In September 2008, Mr. Seglem became the sole owner of the shuttle tanker operations of the Knutsen Companies. Mr. Seglem has a degree from Newcastle University.

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

        Edward A. Waryas, Jr. has served on our board of directors since 2013. He was Vice President—Marine Business Development for Lloyd's Register North America, Inc. where he was responsible for marine business development, account management, marketing and product development in North America. Prior to joining Lloyd's Register North America, Inc. in 2000, Mr. Waryas was President of the marine division of Clay Marketing & Public Relations, Inc., as well as President of Windward Maritime, LLC, a maritime consultancy company. In the 1990s, Mr. Waryas was Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to these positions, Mr. Waryas was a U.S. Coast Guard licensed engineer for Mobil Shipping & Transportation Company. While at Mobil Shipping & Transportation Company, Mr. Waryas served as chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas is a member of the North American panel for Intertanko and a former member of American Petroleum Institute's Marine Committee. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

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

        Simon Bird has served on our board of directors since May 2015. Mr. Bird is currently Director Humber for Associated British Ports, a board role, having taken up this position in September 2015. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held senior positions at British Aerospace plc, Thorn EMI plc, Philips, the Royal Navy and Her Majesty's Diplomatic Service. Mr. Bird is also a director of Humber, a U.K. Local Enterprise Partnership.

        Gary Chapman has served as our Chief Executive Officer and Chief Financial Officer since June 2019. From July 2017 to December 2019, Mr. Chapman served as the Chief Financial Officer of Biggin Hill Airport Ltd, a private business aviation airport in London, serving in that role concurrently with his role with the Partnership until December 2019. From 2008 to July 2017, Mr. Chapman served as the finance director of NYK Energy Transport (Atlantic) Ltd, a role which encompassed a wide range of ship finance, strategy, accounting, joint venture and investment matters, and from 2003 to 2008 as the European Head of Tax for the NYK group in Europe. Prior to 2003, Mr. Chapman served in various roles for KPMG, including as a member of the Oil and Gas group. Mr. Chapman is a fellow of the Institute of Chartered Accountants in England and Wales and holds a bachelor of science degree in Economics from Loughborough University.

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

Executive Compensation

        Pursuant to the administrative services agreement, Gary Chapman, as an officer of KNOT UK, provides executive officer functions for our benefit. From June 2015 until May 2019, John Costain provided these same services under the administrative services agreement. Mr. Chapman is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2019, we incurred total costs, expenses and fees under this agreement of approximately $1.4 million (which includes $1.1 million that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

        Mr. Costain entered into an employment agreement with KNOT UK effective June 1, 2015. Pursuant to the employment agreement, Mr. Costain served as KNOT UK's Chief Executive Officer and Chief Financial Officer and was based in London. His annualized base salary was 213,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), 30 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Costain from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2019, Mr. Costain received $114,892 in total compensation. In addition, an accrual of $0 for 2019 was made to cover insurance and pension expenses for Mr. Costain.

        Mr. Chapman entered into an employment agreement with KNOT UK effective June 1, 2019. Pursuant to the employment agreement, Mr. Chapman serves as KNOT UK's Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 240,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), 30 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Chapman's employment may be terminated on 6 months' prior written notice by either Mr. Chapman or KNOT UK. In addition, Mr. Chapman's employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Chapman on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified "cause" events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Chapman from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. The employment agreement also provided for a transition period, whereby Mr. Chapman split his work time between the Partnership and Biggin Hill Airport Ltd. until November 30, 2019 and received a pro rata reduced salary during that period. For the year ended December 31, 2019, Mr. Chapman received $102,198 in total compensation. In addition, an accrual of $0 for 2019 was made to cover insurance and pension expenses for Mr. Chapman.

Compensation of Directors

        Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2019 each of our directors and our Chairman received aggregate compensation of $50,000. Members of the audit and conflicts committees each received a committee fee of $12,000 and the Chairman of each such committee received a fee of $15,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

        Our current board of directors consists of seven members, Trygve Seglem, Richard Beyer, Takuji Banno, Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Beyer and Mr. Bannno and have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2020, Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2021. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2022. Mr. Beveridge is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2023. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

        We also have a conflicts committee comprised of Mr. Waryas, Mr. Aas and Mr. Bird. The conflicts committee is available at our board of directors' discretion to review specific matters that our board of directors believes may involve conflicts of interest. The conflicts committee may determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.

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

  D. Employees

        Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2019, we directly employed one onshore employee and no seagoing employees. As of December 31, 2019, KNOT, through subsidiaries and affiliated companies, employed approximately 534 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read "Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions" and "Item 4. Information on the Partnership—Business Overview—Employees."

  E. Unit Ownership

        Other than those common units in which Trygve Seglem may be deemed to share beneficial ownership, as of March 19, 2020, there were no common units beneficially owned by our current directors or executive officer. Please read "Item 7. Major Unitholders and Related Party Transactions—Major Unitholders."

Item 7.    Major Unitholders and Related Party Transactions

  A. Major Unitholders

        The following table sets forth the beneficial ownership of our common units as of March 19, 2020 by each person that we know to beneficially own more than 5.0% of our common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	8,657,868	26.5%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(2)	2,475,263	7.6%
Offshore Merchant Partners Asset Yield Fund L.P.(3)	2,146,457	6.2%
Tortoise Capital Advisors, L.L.C.(4)	2,037,438	6.2%
Invesco Ltd.(5)	1,837,025	5.6%

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

(2)
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 1,602,011 common units and shared dispositive power as to 2,475,263 common units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on February 6, 2020.

(3)
Offshore Merchant Partners Asset Yield Fund L.P. has shared voting power as to 2,146,457 common units and shared dispositive power as to 2,146,457 common units. Represents 2,146,457 common units into which the Series A Preferred Units owned by OMP AY Preferred Limited were convertible as of September 30, 2019, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. This information is based on the Schedule 13G/A filed by Offshore Merchant Partners Asset Yield Fund L.P. on February 11, 2020.

(4)
Tortoise Capital Advisors, L.L.C. has shared voting power as to 1,622,726 common units and shared dispositive power as to 2,037,438 common units. Includes 414,712 common units into which the Series A Preferred Units owned by Tortoise Direct Opportunities Fund, LP. were convertible as of December 31, 2019, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. This information is based on the Schedule 13G filed by Tortoise Capital Advisors, L.L.C. on February 14, 2020.

(5)
Invesco Ltd. has sole voting power and dispositive power as to 1,837,025 common units. This information is based on the Schedule 13G filed by Invesco Ltd. on February 12, 2020.

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

        As of March 19, 2020, we had 3,750,000 Series A Preferred Units issued and outstanding, of which 2,083,333 units, 1,250,000 units and 416,677 units are held by OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP., respectively.

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

        KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read "Item 6. Directors, Senior Management and Employees—Board Practices." KNOT also exercises influence over the Partnership through its ownership of 26.5% of our common units as of March 19, 2020.

  B. Related Party Transactions

        From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to since January 1, 2017 are discussed below.

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

  Indemnification

        Pursuant to the Omnibus Agreement, KNOT indemnified us until April 15, 2018 (and KNOT indemnified us for a period of at least three years after our purchase of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable) against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of our IPO were excluded from the environmental indemnity. There was an aggregate cap of $5 million on the amount of indemnity coverage provided by KNOT for environmental and toxic tort liabilities.

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

Windsor Knutsen Charter with Knutsen Shuttle Tankers Pool AS

        On December 17, 2018, our subsidiary that owns the Windsor Knutsen, KNOT Shuttle Tankers 18 AS, entered into a time charter contract with Knutsen Shuttle Tankers Pool AS, a wholly owned subsidiary of KNOT. Under the time charter contract with Knutsen Shuttle Tankers Pool AS, the Windsor Knutsen has been operating on the same terms as its existing time charter contract with Shell during the suspension period of the time charter contract. The suspension period commenced March 4, 2019 and will end April 3, 2020, when the vessel is expected to be redelivered to Shell.

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

        The administrative services agreement may be terminated by any party upon 90 days' notice for any reason. Under the administrative services agreement, Gary Chapman, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Chapman is responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors has the ability to terminate the arrangement with KNOT UK regarding the provision of executive officer services to us with respect to Mr. Chapman at any time in its sole discretion.

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

        Annual management fee.    Pursuant to each of the technical management agreements, each of KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, Knutsen Shuttle Tankers 13 AS, Knutsen Shuttle Tankers 14 AS, Knutsen Shuttle Tankers 15 AS, Knutsen NYK Shuttle Tankers 16 AS, Knutsen Shuttle Tankers 19 AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 32 AS and KNOT Shuttle Tankers 30 AS as owners, paid a fee of $0.58 million per year for 2019 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2020 has been set at $0.62 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

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

Management and Administration Agreements

        The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements pursuant to which the subsidiaries that own and operate these vessels paid an annual fee in 2019 of $0.06 million for the Recife Knutsen and the Fortaleza Knutsen and an annual fee in 2019 of $0.02 million for the Dan Sabia and the Dan Cisne to either KNOT Management or KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual fee for 2020 has been set at $0.06 million for the Recife Knutsen and the Fortaleza Knutsen and $0.02 million for the Dan Sabia and the Dan Cisne. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements continue indefinitely until terminated by either party after giving two months' written notice, in the case of the Dan Sabia and Dan Cisne agreements or three months' written notice, in the case of the Recife Knutsen and Fortaleza Knutsen agreements. The management and administration agreements also may be terminated by the owner or manager on terms similar to the technical management agreements.

Courses for Crew and Crewing Services

        Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers, and as part of the seafarers competence training program the Partnership has purchased courses for seafarers on the vessels on time charter contracts. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on our vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel. We paid approximately $0.5 million in total fees with respect to these arrangements for the year ended December 31, 2019.

Acquisition of the Tordis Knutsen

        In February 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT's 100% interest in KNOT 24, the company that owns and operates the shuttle tanker the Tordis Knutsen for consideration of $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the vessel, plus approximately $21.1 million for a receivable owed by KNOT to KNOT 24, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen and other purchase price adjustments of $1.7 million. On the closing of the acquisition on March 1, 2017, KNOT 24 repaid approximately $42.8 million of the indebtedness and KNOT repaid the receivable. The cash portion of the purchase price was financed with the proceeds from our sale and issuance of 2,083,333 Series A Preferred Units which closed on February 2, 2017. The Conflicts Committee approved the acquisition of the Tordis Knutsen.

Acquisition of the Vigdis Knutsen

        In May 2017, we entered into a share purchase agreement pursuant to which we acquired KNOT's 100% interest in KNOT 25, the company that owns and operates the shuttle tanker the Vigdis Knutsen for consideration of $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the vessel, plus approximately $17.9 million for a receivable owed by KNOT to KNOT 25, plus approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen and plus other purchase price adjustments of $.3.7 million for working capital and interest rate swaps. On the closing of the acquisition on June 1, 2017, KNOT 25 repaid approximately $42.9 million of the indebtedness and KNOT repaid the receivable. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Vigdis Knutsen.

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

Acquisition of the Anna Knutsen

        In February 2018, we entered into a share purchase agreement pursuant to which we acquired KNOT's 100% interest in KNOT 30, the company that owns the shuttle tanker, Anna Knutsen , for a purchase price of $120.0 million, less approximately $106.8 million of outstanding indebtedness related to the Anna Knutsen, plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsen and other purchase price adjustments of $5.3 million. On the closing of the acquisition on March 1, 2018, KNOT 30 repaid approximately $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the vessel. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Anna Knutsen.

        Please read Note 21—Acquisitions in the consolidated financial statements included in this Annual Report.

Other Related Party Transactions

        The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2019 and included in the consolidated financial statements. Please read Note 18—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended December 31, 2019
(U.S. Dollars in thousands)
Statement of Operations Data:
Time charter and bareboat revenues	$15,910
Other income	—
Operating expenses(1)	(7,441)
General and administrative expenses	(2,229)
Finance income (expense)	—
Total income (expense)	$6,240

(1)
Includes fees paid pursuant to the management and administration agreements, the technical management agreements, courses for crew and crewing services.

        Payables to KNOT and KOAS were $0.4 million and $0.8 million, respectively, for the year ended December 31, 2019. In addition, included in trade accounts payable, trading balances due to KOAS were $0.2 million and trading balances due to KNOT were $0.7 million for the year ended December 31, 2019. Outstanding balances are settled on a monthly basis.

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

Distributions to KNOT

        We have declared and paid aggregate quarterly distributions of $22.1 million to KNOT for each of the years ended December 31, 2019 and 2018.

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

  •
  Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of March 19, 2020, there were 3,750,000 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.

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

        During the year ended December 31, 2019, the aggregate amount of cash distributions paid to the holders of the Series A Preferred Units was $7.2 million.

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

        During the year ended December 31, 2019, the aggregate amount of cash distributions paid to common unitholders was $70.8 million.

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

  B. Significant Changes

        Please read Note 23—Subsequent Events in the consolidated financial statements included in this Annual Report.

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

  B. Memorandum and Articles of Association

        The information required to be disclosed under Item 10B is incorporated by reference to Exhibit 2.1 to this Annual Report.

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

          (22) Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016, the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017 and the Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017. Please read Note 22—Equity Offerings and Sale of Series A Preferred Units in the consolidated financial statements.

          (23) Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto. Please read Note 22—Equity Offerings and Sale of Series A Preferred Units in the consolidated financial statements.

          (24) Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP. Please read Note 22—Equity Offerings and Sale of Series A Preferred Units in the consolidated financial statements.

  D. Exchange Controls

        We are not aware of any governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in the Republic of the Marshall Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Partnership, or the remittance of dividends, interest or other payments to non-resident and non-citizen holders of our securities.

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

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on a properly completed IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

        Under the Norwegian General Taxation Act, persons not resident in Norway for taxation purposes ("Non-Norwegian Holders") will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

  •
  we are not treated as carrying on business in Norway; and

  •
  neither of the following conditions are met:

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

        While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in Norway for the purposes of the Norwegian General Taxation Act, unitholders would be considered to be carrying on business in Norway and would be required to file tax returns with the Norwegian Tax Administration and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the U.S.-Norway Tax Treaty), would be subject to taxation in Norway on any income considered to be attributable to the business carried on in Norway.

  United Kingdom Tax Consequences

        The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective unitholders who are persons not resident in the United Kingdom for taxation purposes and who do not acquire their units as part of a trade, profession or vocation carried on in the United Kingdom, which we refer to as "Non-UK Holders."

        Prospective unitholders who are resident or domiciled in the United Kingdom for taxation purposes, or who hold their units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units and are responsible for filing their own U.K. tax returns and paying any applicable U.K. taxes (which may be due on amounts received by us but not distributed). The discussion that follows is based upon current United Kingdom tax law and what is understood to be the current practice of HMRC as at the date of this document, both of which are subject to change, possibly with retrospective effect.

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

        As of December 31, 2019, we were party to interest rate swap contracts with a combined notional amount of approximately $561.8 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.38% per annum and 2.90% per annum for all periods. The interest rate swap contracts mature between July 2020 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2019 are as follows:

	December 31, 2019
(U.S. Dollars in thousands)	Notional Amount	Fair Value (asset)
Interest rate swap contracts	$561,846	$4,721

        As of December 31, 2019, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $397.5 million, based on our total interest-bearing debt of approximately $1,002.8 million, less the notional amount of our floating to fixed interest rate swap contracts of approximately $561.8 million, less cash and cash equivalents of $43.5 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $4.0 million on an annual basis as of December 31, 2019. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

        As of December 31, 2019, we had entered into foreign exchange forward contract, selling a total notional amount of $5.0 million against NOK at an exchange rate of NOK 9.22 per 1 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

  Concentration of Credit Risk

        The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2019 and 2018, eight and seven customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month's charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        As of December 31, 2019, we were in compliance with all covenants under our debt agreements.

Item 14.    Material Modifications to the Rights of Securities Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2019.

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

        Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2019.

        There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Partnership's internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young AS, an independent registered public accouting firm, as stated in its report which appears on page F-3 of our consolidated financial statements.

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

Item 16C.    Principal Accountant Fees and Services

        Our principal accountant for 2019 was Ernst & Young AS.

        The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2019 and 2018.

Fees Incurred by the Partnership for Ernst & Young AS' Services:

	2019	2018
Audit Fees	$718,698	$803,994
Audit-Related Fees	—	43,858
Tax Fees	2,978	3,399
	$721,676	$851,252

Audit Fees

        Audit fees for 2019 and 2018 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership's annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

        Audit-related fees for 2019 and 2018 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

        Tax fees for 2019 and 2018 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

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

        We make available a statement of significant differences on our website, www.knotoffshorepartners.com.

        We believe that our established corporate governance practices satisfy the NYSE listing standards.

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements listed below and set forth on pages F-1 through F-62, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

        All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated financial statements and therefore have been omitted.

Item 19.    Exhibits

        The following exhibits are filed as part of this Annual Report:

Exhibit Number		Description
1.1		Certificate of Limited Partnership of KNOT Offshore Partners LP (incorporated by reference to Exhibit 3.1 to the registrant's Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

1.2		Third Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of June 30, 2017 (incorporated by reference to Exhibit 3.2 of the registrant's Report on Form 8-A/A filed on June 30, 2017)

2.1	*	Description of Securities Registered under Section 12 of the Exchange Act

4.1		Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.2		Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant's Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.3		Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on June 2, 2015)

Exhibit Number	Description
4.4	Amendment No. 2 to the Administrative Services Agreement, dated November 28, 2018, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.4 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.5	Amendment No. 3 to the Administrative Services Agreement, dated March 13, 2019, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.5 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.6	Form of Ship Management Agreement, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant's Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.7	Form of Ship Management Agreement, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.9 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.8	Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender (incorporated by reference to Exhibit 4.3 to the registrant's report on Form 6-K filed on August 10, 2017)

4.9	Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.9 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.10	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.15 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.11	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.16 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.12	Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014 (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on June 29, 2015)

4.13	Facility Agreement, dated December 17, 2014, among Knutsen Shuttle Tankers 19 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated November 29, 2016 (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on December 5, 2016)

Exhibit Number	Description
4.14	Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.3 to the registrant's report on Form 6-K filed on December 5, 2016)

4.15	Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, as borrowers, and the other parties thereto, as amended and restated on October 23, 2015 (incorporated by reference to Exhibit 4.27 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2016 filed on March 17, 2017)

4.16	Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.28 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2016 filed on March 17, 2017)

4.17	Accession Letter, dated June 1, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on August 10, 2017)

4.18	Accession Letter, dated September 29, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on November 6, 2017)

4.19	Term Loan Facility Agreement, dated June 27, 2017, among KNOT Shuttle Tankers 32 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated December 15, 2017 (incorporated by reference to Exhibit 4.21 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.20	Accession Letter, dated December 15, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 32 AS and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.22 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.21	Term Loan Facility Agreement, dated September 30, 2016, among KNOT Shuttle Tankers 30 AS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.23 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.22	Accession Letter, dated March 1, 2018, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 30 AS and Nordea Bank AB (incorporated by reference to Exhibit 4.24 to the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

Exhibit Number		Description
4.23		Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among KNOT Shuttle Tankers AS, Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on September 4, 2018)

4.24		Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and John Costain (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on June 2, 2015)

4.25		Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman (incorporated by reference to Exhibit 4.25 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.26		Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on December 6, 2016)

4.27		Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on February 2, 2017)

4.28		First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on February 2, 2017)

4.29		Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017, between KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on May 17, 2017)

4.30		Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on June 30, 2017)

4.31		Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the registrant's report on Form 6-K filed on February 2, 2017)

8.1	*	Subsidiaries of KNOT Offshore Partners LP

12.1	*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1	*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1	*	Consent of Independent Registered Public Accounting Firm

101.INS		XBRL Instance Document

101.SCH		XBRL Taxonomy Extension Schema

101.CAL		XBRL Taxonomy Extension Schema Calculation Linkbase

Exhibit Number	Description
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

*
Filed herewith.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP
By:	/s/ GARY CHAPMAN
	Name:	Gary Chapman
	Title:	Chief Executive Officer and Chief Financial Officer

Date: March 19, 2020

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP (the Partnership) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 19, 2020 expressed an unqualified opinion thereon.

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
March 19, 2020

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on Internal Control Over Financial Reporting

        We have audited KNOT Offshore Partners LP's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, KNOT Offshore Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2019 consolidated financial statements of the Partnership and our report dated March 19, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

        The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young AS

Oslo, Norway
March 19, 2020

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations

For the Years Ended December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2019	2018	2017
Operating revenues: (Notes 2(e), 5 and 18)
Time charter and bareboat revenues	$282,502	$278,191	$212,501
Loss of hire insurance recoveries (Notes 2(t) and 8)	—	450	5,176
Other income	59	815	1,526

Total revenues (Notes 2(e), 5, 6, 7 and 18)	282,561	279,456	219,203

Operating expenses: (Note 18)
Vessel operating expenses (Note 2(e) and 6)	60,129	56,730	46,709
Depreciation (Note 13)	89,844	88,756	71,583
General and administrative expenses	4,858	5,290	5,555

Total operating expenses	154,831	150,776	123,847

Operating income	127,730	128,680	95,356

Finance income (expense): (Notes 2(f) and 18)
Interest income	865	739	248
Interest expense (Note 9(a))	(50,735)	(49,956)	(30,714)
Other finance expense (Note 9(b))	(845)	(1,260)	(1,406)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	(17,797)	4,039	4,831
Net gain (loss) on foreign currency transactions	(252)	(79)	(267)

Total finance expense	(68,764)	(46,517)	(27,308)

Income before income taxes	58,966	82,163	68,048
Income tax benefit (expense) (Notes 2(r) and 17)	(9)	2	16

Net income	$58,957	$82,165	$68,064

Series A Preferred unitholders' interest in net income	$7,200	$7,200	$5,253
General Partner's interest in net income	956	1,384	1,160
Limited Partners' interest in net income	50,801	73,581	61,651
Earnings per unit (Basic): (Note 20)
Common unit (basic)	$1.554	$2.251	$2.050
General Partner unit (basic)	$1.554	$2.251	$2.046
Earnings per unit (Diluted): (Note 20)
Common unit (diluted)	$1.554	$2.217	$2.037
General Partner unit (diluted)	$1.554	$2.251	$2.046

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands)

	Year Ended December 31,
	2019	2018	2017
Net income	$58,957	$82,165	$68,064
Other comprehensive income, net of tax	—	—	—

Comprehensive income	$58,957	$82,165	$68,064

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2019 and 2018

(U.S. Dollars in thousands)

	At December 31, 2019	At December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents (Notes 2(g) and 11)	$43,525	$41,712
Trade accounts receivable, less allowance for doubtful accounts of $0 in, 2019 and $0 in 2018 (Notes 2(h) and 12(a))	—	—
Amounts due from related parties (Note 18(d)))	2,687	1,141
Inventories (Note 2(i))	2,292	2,443
Derivative assets (Notes 2(q), 10 and 11)	920	4,621
Other current assets (Notes 2(j) and 12(b))	3,386	2,462

Total current assets	52,810	52,379

Long-term assets:
Vessels, net of accumulated depreciation (Notes 2(k), 2(m), 2(n), 13 and 18(f))	1,677,488	1,767,080
Right-of-use assets (Notes 2(l) and 6)	1,799	—
Intangible assets, net (Notes 2(o) and 14(a))	1,286	1,891
Derivative assets (Notes 2(q), 10 and 11)	648	11,667
Accrued income	3,976	3,807

Total long term assets	1,685,197	1,784,445

Total assets	$1,738,007	$1,836,824

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 18(e))	$2,730	$4,800
Accrued expenses (Note 15)	6,617	6,464
Current portion of long-term debt (Notes 11 and 16)	83,453	106,926
Current lease liabilities (Notes 2(l) and and 6)	572	—
Current portion of derivative liabilities (Notes 2(q), 10 and 11)	910	1,740
Income taxes payable (Notes 2(r) and 17)	98	130
Current portion of contract liabilities (Notes 2(o) and 14(b))	1,518	1,518
Prepaid charter (Note 2(s))	6,892	5,771
Amount due to related parties (Note 18(d))	1,212	1,070

Total current liabilities	104,002	128,419

Long-term liabilities:
Long-term debt (Notes 2(p), 11 and 16)	911,943	970,365
Lease liabilities (Notes 2(l) and 6)	1,227	—
Derivative liabilities (Notes 2(q), 10 and 11)	5,133	345
Contract liabilities (Notes 2(o) and 14(b))	3,685	5,203
Deferred tax liabilities (Notes 2(r) and 17)	357	453

Total long-term liabilities	922,345	976,366

Total liabilities	1,026,347	1,104,785

Commitments and contingencies (Notes 2(t) and 19)
Series A Convertible Preferred Units (Note 22)	89,264	89,264
Equity:
Partners' capital:
Common unitholders: 32,694,094 units issued and outstanding at December 31, 2019 and 2018.	611,241	631,244
General partner interest: 615,117 units issued and outstanding at December 31, 2019 and 2018.	11,155	11,531

Total partners' capital	622,396	642,775

Total liabilities and equity	$1,738,007	$1,836,824

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners' Capital

For the Years Ended December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands)

	Partners' Capital		Accumulated Other Comprehensive Income (Loss)
					Series A Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	General Partner Units		Total Partners' Capital
Consolidated balance at December 31, 2016	$511,413	$10,297	$—	$521,710	$—

Net income	61,651	1,160	—	62,811	5,253
Other comprehensive income	—	—	—	—	—
Cash distributions	(64,307)	(1,210)	—	(65,517)	(3,453)
Net proceeds from issuance of common units	119,714	1,232	—	120,946	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	87,464

Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264

Net income	73,581	1,384	—	74,965	7,200
Other comprehensive income	—	—	—	—	—
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)
Net proceeds from issuance of common units	(4)	—	—	(4)	—

Consolidated balance at December 31, 2018	631,244	11,531	—	642,775	89,264

Net income	50,801	956	—	51,757	7,200
Other comprehensive income	—	—	—	—	—
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)

Consolidated balance at December 31, 2019	$611,241	11,155	—	622,396	89,264

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2019, 2018 and 2017

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	2019	2018	2017
OPERATING ACTIVITIES
Net income	$58,957	$82,165	$68,064
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	89,844	88,756	71,583
Amortization of contract intangibles / liabilities	(912)	(912)	(1,089)
Amortization of deferred revenue	—	(1,056)	(1,487)
Amortization of deferred debt issuance cost	2,617	3,188	1,737
Drydocking expenditure	(252)	(12,421)	(6,885)
Income tax expense	9	(2)	(16)
Income taxes paid	(132)	(190)	(219)
Unrealized (gain) loss on derivative instruments	18,676	(2,076)	(7,391)
Unrealized (gain) loss on foreign currency transactions	44	45	45
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	(1,547)	(49)	62,391
Decrease (increase) in inventories	152	55	(358)
Decrease (increase) in other current assets	(912)	3,256	(1,724)
Decrease (increase) in accrued revenue	(168)	(2,114)	(540)
Increase (decrease) in trade accounts payable	(2,100)	(1,297)	2,195
Increase (decrease) in accrued expenses	153	(1,052)	142
Increase (decrease) prepaid charter	1,121	(3,154)	1,435
Increase (decrease) in amounts due to related parties	142	(4,496)	(33,298)

Net cash provided by operating activities	165,692	148,646	154,585

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	—	(117)	(849)
Acquisition of Anna Knutsen (net of cash acquired)	—	(15,376)	—
Acquisition of Brasil Knutsen (net of cash acquired)	—	—	(547)
Acquisition of Lena Knutsen (net of cash acquired)	—	—	(32,766)
Acquisition of Vigdis Knutsen (net of cash acquired)	—	—	(28,321)
Acquisition of Tordis Knutsen (net of cash acquired)	—	—	(32,374)

Net cash provided by (used in) investing activities	—	(15,493)	(94,857)

FINANCING ACTIVITIES
Proceeds from long-term debt (Note 16)	—	497,779	211,500
Repayment of long-term debt (Note 16)	(84,534)	(527,979)	(297,708)
Repayment of long-term debt from related parties	—	(22,535)	(93,369)
Payment of debt issuance cost	21	(5,301)	(1,241)
Cash distribution	(79,336)	(79,336)	(68,970)
Net proceeds from issuance of common units (Note 22)	—	(4)	120,946
Net proceeds from sale of Convertible Preferred Units (Note 22)	—	—	87,464

Net cash used in financing activities	(163,849)	(137,376)	(41,378)

Effect of exchange rate changes on cash	(30)	(169)	90
Net increase (decrease) in cash and cash equivalents	1,813	(4,392)	18,440
Cash and cash equivalents at the beginning of the period	41,712	46,104	27,664

Cash and cash equivalents at the end of the period	$43,525	$41,712	$46,104

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

        As of December 31, 2019, the Partnership had a fleet of sixteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, each referred to as a "Vessel" and, collectively, as the "Vessels". The Vessels operate under fixed long-term charter contracts to charterers, with expiration dates between 2020 and 2025. Please see Note 6—Operating Leases.

        The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

        The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership's financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, as of March 19, 2020, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $28.7 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

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

(e)   Revenues and Operating Expenses

        The Partnership's time charter contracts include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customers. The

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

bareboat element is accounted for as an operating lease on a straight-line basis over the term of the charter, while the service element consisting of the operation of the vessel is recognized over time as the services are delivered. Revenue from time charters is recognized net of any commissions and is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the contract period. Under bareboat charters, the Partnership provides a specified Vessel for a fixed period of time at a specified day rate and the Partnership recognizes revenues from bareboat charters as operating leases on a straight-line basis over the term of the charter, net of any commissions. Where the term of the contract is based on the duration of a single voyage, the partnership evaluates whether the voyage contain leases and, if so, recognizes lease revenue as described above, and if not, recognizes revenue in accordance with ASC 606 upon the satisfaction of the performance obligations in the contract, i.e, when the underlying transportation service is provided to the customer.

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

        The Partnership directly employs one onshore employee and no seagoing employees. Related parties have provided the management services for the Vessels and employ the crews that work on the Vessels. The Partnership is not liable for any pension or post-retirement benefits. See Note 18—Related Party Transactions.

(f)    Financial Income (Expense)

        Other finance expense includes external bank fees, commitment fees paid on undrawn revolving credit facility, financing service fees paid to related parties and guarantee commissions paid to external parties in connection with the Partnership's debt and other bank services.

(g)   Cash and Cash Equivalents

        The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(h)   Trade Accounts Receivable

        Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month's charter the first day of each month. See Note 2(s)—Prepaid Charter. The allowance for doubtful accounts is the Partnership's best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership establishes provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Partnership considers the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

written-off. There were no allowances for doubtful accounts or amounts written off against the allowance for doubtful accounts as of December 31, 2019 and 2018. The Partnership does not have any off-balance-sheet credit exposure related to its customers.

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

        Generally, the Partnership drydocks each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter, as required for the renewal of certifications issued by classification societies. For vessels operating on time charters, the Partnership capitalizes the costs directly associated with the classification and regulatory requirements for inspection of the vessels and improvements incurred during drydocking. Drydock cost is depreciated on a straight-line basis over the period until the next planned drydocking takes place. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is initially allocated to a drydock component and depreciated on a straight-line basis over the period until the next planned drydocking. When significant dry-docking expenditures occur prior to the expiration of this period, the Partnership expenses the remaining balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charter-party bears the cost of any drydocking.

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

(l)    Right-of-use assets and lease liabilities

        The Partnership assesses whether a contract contains a lease at inception of the contract. The assessment involves the exercise of judgement about whether it depends on a specified asset, whether the Partnership obtains substantially all the economic benefits from the use of that asset, and whether the Partnership has the right to direct the use of the asset. The Partnership does not separate lease components from non-lease components as lessee. The Partnership recognizes a right-of-use asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed on a straight-line basis over the lease term.

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

(o)   Intangibles

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

        The intangible for the above market value of the time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date. The intangible for the above market value of the time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date. See Note 21—Acquisitions.

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

(r)   Income Taxes

        Historically, part of the Partnership's activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject to the Norwegian Tonnage Tax Regime (the "tonnage tax regime"). Under the tonnage tax regime, the tax is based on the tonnage of the vessel, and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated statements of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated statements of operations. See Note 17—Income Taxes.

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

(v)   Recently Adopted Accounting Standards

        In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842), that amends the accounting guidance on leases for both lessors and lessees. On January 1, 2019, the Partnership adopted the new standard using the optional transition method to apply the new standard at the transition date of January 1, 2019 with no retrospective adjustments to prior periods. Consequently, the accounting and disclosures for the prior periods continue to be presented in accordance with the previous standard for leases

        The Partnership elected the package of practical expedients and has not reassessed whether any expired or existing contracts are, or contain leases, not reassessed lease classifications, and not reassessed initial direct costs for any existing leases. Additionally, the practical expedient of disregarding short-term leases for agreements with lease terms of 12 months or less and the practical expedient of not separating lease components from nonlease components for all leases where the Partnership is the lessee were adopted as accounting policies for all underlying assets. The practical expedient of not separating lease components from nonlease components has not been adopted for leases where the Partnership is the lessor.

        There were no changes to the timing or amount of revenue recognized, and therefore, no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessor accounting. Additional qualitative and quantitative disclosures are required and have been implemented for reporting periods beginning as of January 1, 2019, while prior periods are not adjusted and continue to be reported under the previous accounting standards. See Note 6—Operating Leases.

        Adoption of the new standard resulted in recording a right-of-use asset and a lease liability on the consolidated balance sheet for operating leases of $2.3 million and $2.3 million, respectively, as of January 1, 2019. There was no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessee accounting. The right-of-use asset and lease liability for operating leases are presented in separate lines on the balance sheets. See Note 6—Operating Leases.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

2) Summary of Significant Accounting Policies (Continued)

        There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

(w)  New Accounting Standards Not Yet Adopted

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership from January 1, 2020, with a modified-retrospective approach. The adoption of ASU 2016-13 is not expected to have material impact on the consolidated financial statements.

        Recently issued accounting pronouncements are not expected to materially impact the Partnership.

3) Formation Transactions and Initial Public Offering

        During April 2013, the following transactions occurred in connection with KNOT's transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

  Capital Contribution

  (i)
  KNOT contributed to the Partnership's subsidiary KNOT Offshore Partners UK LLC ("KNOT UK") its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen , (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This was accounted for as a capital contribution by KNOT to the Partnership.

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

  •
  The Partnership's option to purchase the Carmen Knutsen, the Hilda Knutsen , the Torill Knutsen , the Ingrid Knutsen and the Raquel Knutsen from KNOT;

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

4) Subsidiaries

        The following table lists the Partnership's subsidiaries and their purpose as of December 31, 2019.

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

5) Significant Risks and Uncertainties Including Business and Credit Concentrations (Continued)

        As of December 31, 2019, all of the Partnership's Vessel crews, which are employed through KOAS were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

        The Partnership did not incur any loss relating to its customers during the years ended December 31, 2019, 2018 and 2017.

        The following table presents time charter and bareboat revenues and percentage of revenues for customers that accounted for more than 10% of the Partnership's revenues during the years ended December 31, 2019, 2018 and 2017. All of these customers are subsidiaries of major international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2019		2018		2017
Eni Trading and Shipping S.p.A.	$44,610	16%	$43,955	16%	$46,441	22%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,116	16%	45,115	17%	45,115	21%
Equinor Shipping Inc, a subsidiary of Equinor ASA	20,728	7%	23,426	8%	23,189	11%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	36,346	13%	36,978	13%	28,129	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	66,199	23%	81,816	29%	51,259	24%
Galp Sinopec Brasil Services BV	35,541	13%	30,029	11%	734	1%

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

6) Operating Leases

Revenues

        The Partnership's primary source of revenues is chartering its shuttle tankers to its customers. The Partnership uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership's time-charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the vessel for the customers, which includes providing the crewing and other services related to the Vessel's operations, the cost of which is included in the daily hire rate, except when off hire.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

6) Operating Leases (Continued)

        The following table presents the Partnership's revenues by time charter and bareboat charters and other revenues for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018	2017
Time charter revenues (service element included)	$237,387	$233,076	$167,386
Bareboat revenues	45,115	45,115	45,115
Other revenues (loss of hire insurance recoveries and other income)	59	1,265	6,702

Total revenues	$282,561	$279,456	$219,203

        As a result of the revised guidance on leasing, the lessor accounting did not change. See Note 2(l)—Right-of-use assets and lease liabilities.

        As of December 31, 2019, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (service element of the time charter included):

(U.S. Dollars in thousands)
2020	$272,166
2021	226,557
2022	149,350
2023	63,918
2024	20,093
2025	8,581

Total	$740,665

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

        The Partnership's fleet as of December 31, 2019 consisted of:

  •
  the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. ("Transpetro");

  •
  the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;

  •
  the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2021 with Equinor Shipping Inc. A subsidiary of Equinor ASA, with options to extend until May 2024;

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

6) Operating Leases (Continued)

  •
  the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The vessel operated under a time charter with Brazil Shipping I Limited, a subsidiary of Shell, until July 2014. From July 2014 until October 2015, the vessel was employed under a time charter with KNOT. Beginning in October 2015, the vessel commenced operations under a two-year time charter with Brazil Shipping I Limited, with options to extend until 2023. In March 2019, the time charter contract was suspended until April 2020. During the suspension period, the Windsor Knutsen is operating under a time charter contract with Knutsen Shuttle Tankers Pool AS on the same terms as the existing contract with Shell. As a result of the suspension period, Shell has options to extend the time charter until October 2024. On July 16, 2019, Shell exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2020;

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

  •
  the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2020 with ENI, with options to extend until November 2023;

  •
  the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;

  •
  the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;

  •
  the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Vår Energi Marine AS, a Norwegian subsidiary of Vår Energi ("Vår"), with options to extend until February 2029;

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

  •
  the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in the third quarter of 2022 with Galp Sinopec Brazil Services B.V. ("Galp"), with options to extend until the third quarter of 2028; and

  •
  The Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the first quarter of 2022 with Galp, with options to extend until the first quarter of 2028.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

6) Operating Leases (Continued)

Lease obligations

        The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. Consequently, adoption of the new standard resulted in recording a right-of-use asset and a lease liability on the consolidated balance sheet for operating leases of $2.3 million as of January 1, 2019. There was no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessee accounting. As of December 31, 2019, the right-of-use asset and lease liability for operating leases was $1.8 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for 2019 was $0.6 million. As of December 31, 2019, the weighted average discount rate for the operating leases was 4.8% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of December 31, 2019, the weighted average remaining lease term is 3.0 years.

        A maturity analysis of the Partnership's lease liabilities from leased-in equipment as of December 31, 2019 is as follows:

(U.S. Dollars in thousands)
2020	$644
2021	644
2022	644

Total	$1,932
Less imputed interest	133

Carrying value of operating lease liabilities	$1,799

7) Segment Information

        The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. At December 31, 2018 and 2019, the Partnership's fleet operated under twelve time charters and four bareboat charters and at December 31, 2017, the Partnership's fleet operated under eleven time charters and four bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the Partnership's consolidated revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership's management, including the chief operating decision makers, does not evaluate performance according to geographical region.

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

        In addition, for the year ended December 31, 2017, the Partnership recorded $3.9 million for recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller hub damage to the Raquel Knutsen . This is classified under vessel operating expense along with cost of the repairs of $4.2 million for the period, resulting in a net expense of $0.3 million. See Note 19—Commitments and Contingencies.

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

        For the year ended December 31, 2017, the Partnership recorded $2.40 million to vessel operating expense as an estimate of the cost of repairs of the controllable pitch propeller. During 2018, an additional repair cost of $0.15 million was recorded to vessel operating expenses. As of December 31, 2018, the Partnership had received payments and recorded $2.25 million for hull and machinery repairs, resulting in a net expense of $0.30 million. See Note 19—Commitments and Contingencies.

9) Other Finance Expenses

(a) Interest Expense

        The following table presents the components of interest cost as reported in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018	2017
Interest expense	$48,118	$46,768	$28,977
Amortization of debt issuance cost and fair value of debt assumed	2,617	3,188	1,737

Total interest cost	$50,735	$49,956	$30,714

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

9) Other Finance Expenses (Continued)

(b) Other Finance Expense

        The following table presents the components of other finance expense for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018	2017
Bank fees, charges	$597	$551	$516
Guarantee costs	—	403	621
Commitment fees	248	306	269

Total other finance expense	$845	$1,260	$1,406

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

        As of December 31, 2019 and 2018, the total notional amount of the Partnership's outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $561.8 million and $555.5 million, respectively. As of December 31, 2019 and 2018 the carrying amount of the interest rate swaps contracts were net liability of $4.7 million and net assets of $15.9 million, respectively. See Note 11—Fair Value Measurements.

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

        As of December 31, 2019 and 2018, the total contract amount in foreign currency of the Partnership's outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 46.1 million and NOK 244.2 million, respectively. As of December 31, 2019 and 2018, the carrying amount of the Partnership's foreign exchange forward contracts was a net asset of $0.2 million and a net liability of $1.7 million, respectively. See Note 11—Fair Value Measurements.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

10) Derivative Instruments (Continued)

        The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018	2017
Realized gain (loss):
Interest rate swap contracts	$3,812	$1,180	$(2,840)
Foreign exchange forward contracts	(2,933)	1,084	280

Total realized gain (loss):	879	2,264	(2,560)

Unrealized gain (loss):
Interest rate swap contracts	(20,663)	4,429	5,514
Foreign exchange forward contracts	1,987	(2,654)	1,877

Total unrealized gain (loss):	(18,676)	1,775	7,391

Total realized and unrealized gain (loss) on derivative instruments:	$(17,797)	$4,039	$4,831

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

        The following table presents the carrying amounts and estimated fair values of the Partnership's financial instruments as of December 31, 2019 and 2018. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2019		December 31, 2018
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$43,525	$43,525	$41,712	$41,712
Current derivative assets:
Interest rate swap contracts	674	674	4,621	4,621
Foreign exchange forward contracts	246	246	—	—
Non-current derivative assets:
Interest rate swap contracts	648	648	11,667	11,667
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	910	910	—	—
Foreign exchange forward contracts	—	—	1,740	1,740
Non-current derivative liabilities:
Interest rate swap contracts	5,133	5,133	345	345
Long-term debt, current and non-current	1,002,813	1,002,813	1,087,347	1,087,347

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

11) Fair Value Measurements (Continued)

        The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $7.4 million and $10.1 million as of December 31, 2019 and 2018, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

        The fair values of the financial instruments shown in the above table as of December 31, 2019 and 2018 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership's own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  •
  Cash and cash equivalents and restricted cash:  The fair value of the Partnership's cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2019 and 2018 there is no restricted cash.

  •
  Foreign exchange forward contracts:  The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

  •
  Interest rate swap contracts:  The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 4.0 years and 4.9 years, as of December 31, 2019 and 2018, respectively), (2) the notional amount of the swap contract (ranging from $8.5 million to $50.0 million as of December 31, 2019 and ranging from $10.0 million to $50.0 million as of December 31, 2018), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.38% to 2.90% for the contracts as of December 31, 2019 and rates ranging from 1.38% to 2.90% for the contracts as of December 31, 2018).

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

11) Fair Value Measurements (Continued)

(b) Fair Value Hierarchy

        The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2019 and 2018:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	Carrying Value December 31, 2019	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$43,525	$43,525	$—	$—
Current derivative assets:
Interest rate swap contracts	674	—	674	—
Foreign exchange forward contracts	246	—	246	—
Non-current derivative assets:
Interest rate swap contracts	648	—	648	—
Foreign exchange forward contracts	—	—	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	910	—	910	—
Foreign exchange forward contracts	—	—	—	—
Non-current derivative liabilities:
Interest rate swap contracts	5,133	—	5,133	—
Foreign exchange forward contracts	—	—	—	—
Long-term debt, current and non-current	1,002,813	—	1,002,813	—

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

        The Partnership's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of December 31, 2019 and 2018.

12) Trade Accounts Receivables and Other Current Assets

(a)   Trade Accounts Receivables

        Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2019 and 2018, there was no provision for doubtful accounts.

(b)   Other Current Assets

        Other current assets consist of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018
Refund of value added tax	$1,429	$899
Prepaid expenses	1,014	810
Other receivables	943	753

Total other current assets	$3,386	$2,462

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

13) Vessels and Equipment

        As of December 31, 2019 and 2018, Vessels with a book value of $1,677 million and $1,767 million, respectively, are pledged as security for the Partnership's long-term debt. See Note 16—Long-Term Debt.

(U.S. Dollars in thousands)	Vessels & equipment	Accumulated depreciation	Net Vessels
Vessels, December 31, 2017	$2,003,341	$(280,318)	$1,723,023
Additions	118,063	—	118,063
Drydock costs	14,750	—	14,750
Disposals	(5,731)	5,731	—
Depreciation for the year	—	(88,756)	(88,756)

Vessels, December 31, 2018	$2,130,423	$(363,343)	$1,767,080

Additions	—	—	—
Drydock costs	252	—	252
Disposals	(1,663)	1,663	—
Depreciation for the period	—	(89,844)	(89,844)

Vessels, December 31, 2019	$2,129,012	$(451,524)	$1,677,488

        Drydocking activity for the years ended December 31, 2019 and 2018 is summarized as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018
Balance at the beginning of the year	$25,568	$17,748
Costs incurred for dry docking	252	12,421
Costs allocated to drydocking as part of acquistion of business	—	2,329
Drydock amortization	(7,297)	(6,930)

Balance at the end of the year	$18,523	$25,568

14) Intangible Assets and Contract Liabilities

(a)   Intangible Assets

(U.S. Dollars in thousands)	Above market time charter Tordis Knutsen	Above market time charter Vigdis Knutsen	Total intangibles
Intangibles, December 31, 2017	$1,215	$1,282	$2,497
Additions	—	—	—
Amortization for the year	(304)	(302)	(606)

Intangibles, December 31, 2018	$911	$980	$1,891

Additions	—	—	—
Amortization for the period	(303)	(302)	(605)

Intangibles, December 31, 2019	$608	$678	$1,286

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

        The estimated future amortization of intangible assets at December 31, 2019 is as follows:

(U.S. Dollars in thousands)
2020	$605
2021	605
2022	75

Total	$1,286

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

(U.S. Dollars in thousands)	Balance of December 31, 2017	Amortization for the year ended December 31, 2018	Balance of December 31, 2018	Amortization for the year ended December 31, 2019	Balance of December 31, 2019
Contract liabilities:
Unfavourable contract rights	$(8,239)	$1,518	$(6,721)	$1,518	$(5,203)

Total amortization income		$1,518		$1,518

        Accumulated amortization for contract liabilities was $13,012 and $11,494 as of December 31, 2019 and 2018, respectively.

        The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)	2020	2021	2022	2023
Contract liabilities:
Unfavourable contract rights	$(1,518)	$(1,518)	$(1,518)	$(649)

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

15) Accrued Expenses

        The following table presents accrued expenses as of December 31, 2019 and 2018:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018
Operating expenses	$855	$832
Interest expenses	4,049	4,968
Other expenses	1,713	664

Total accrued expenses	$6,617	$6,464

16) Long-Term Debt

        Long-term debt as of December 31, 2019 and 2018, consisted of the following:

(U.S. Dollars in thousands)	Vessel	December 31, 2019	December 31, 2018
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	$282,360	$312,472
$55 million revolving credit facility		26,279	26,279
Hilda loan facility	Hilda Knutsen	84,615	90,769
Torill loan facility	Torill Knutsen	88,333	95,000
$172.5 million loan facility	Dan Cisne, Dan Sabia	70,739	81,839
Raquel loan facility	Raquel Knutsen	57,955	63,184
Tordis loan facility	Tordis Knutsen	80,931	85,991
Vigdis loan facility	Vigdis Knutsen	82,196	87,256
Lena loan facility	Lena Knutsen	80,850	85,750
Brasil loan facility	Brasil Knutsen	57,281	63,454
Anna loan facility	Anna Knutsen	66,274	70,353
$25 million revolving credit facility		25,000	25,000

Total long-term debt		$1,002,813	$1,087,347

Less: current installments		85,945	109,534
Less: unamortized deferred loan issuance costs		2,492	2,608

Current portion of long-term debt		83,453	106,926

Amounts due after one year		916,868	977,813
Less: unamortized deferred loan issuance costs		4,925	7,448

Long-term debt, less current installments, and unamortized deferred loan issuance costs		$911,943	$970,365

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

        The Partnership's outstanding debt of $1,002.8 million as of December 31, 2019 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
2020	$85,945	$—
2021	86,545	95,811
2022	71,210	236,509
2023	55,535	202,185
2024	13,873	123,393
2025 and thereafter	1,307	30,500

Total	$314,415	$688,398

        As of December 31, 2019, the interest rates on the Partnership's loan agreements were LIBOR plus a fixed margin ranging from 1.8% to 2.4%.

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

        The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrowers and the guarantors were in compliance with all covenants under this facility.

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

        The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Torill Loan Facility

        In January 2018, the Partnership's subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen , entered into a new $100 million senior secured term loan facility (the "Torill Facility") with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

Torill Facility replaced a $117 million secured loan facility, which was due to be paid in full in October 2018. The Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The Torill Facility contains the following primary financial covenants:

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

        The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantor were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

        In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia , as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership's acquisition of the Dan Cisne , in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the "Dan Cisne Facility") and a tranche related to Dan Sabia (the "Dan Sabia Facility").

        The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia . The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity in September 2023 and January 2024, respectively.

        The Dan Cisne Facility and Dan Sabia Facility contain the following financial covenants:

  •
  Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

  •
  Minimum book equity ratio for the Partnership of 30%.

        The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrowers and the guarantor were in compliance with all covenants under this facility.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

16) Long-Term Debt (Continued)

Raquel Loan Facility

        In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen , as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the "Raquel Facility"). The Raquel Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Raquel Knutsen . The Raquel Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

        The Raquel Facility contains the following financial covenants:

  •
  Market value of the Raquel Knutsen shall not be less than 100% of the of the outstanding balance under the Raquel Facility for the first three years, and 125% thereafter;

  •
  Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and

  •
  Minimum book equity ratio for the Partnership of 30%.

        The Raquel Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

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

        The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Vigdis Loan Facility

        In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the "Vigdis Facility"). The Vigdis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in February 2022. The Vigdis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Vigdis Knutsen . The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

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

        The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Lena Loan Facility

        In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen , as the borrower, entered into a secured loan facility (the "Lena Facility"). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen . The Lena Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

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

        The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

Brasil Loan Facility

        In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen , as the borrower, entered into a secured loan facility (the "Brasil Facility"). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $40.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen . The Brasil Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

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

        The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

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

        The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2019, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility

        In June 2019, KNOT Shuttle Tankers AS extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2021, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

17) Income Taxes

(a) Components of Current and Deferred Tax Expense

        All of the income from continuing operations before income taxes was taxable to Norway and UK for the years ended December 31, 2019, 2018 and 2017. The entities and activities taxable to Norway are subject to the Norwegian tonnage tax regime. Under the Norwegian tonnage tax regime, the tax is based on the tonnage of the vessel, and the operating income is tax free. The amount of tonnage tax included in operating expenses for each of the years ended December 31, 2019, 2018 and 2017 was $0.2 million. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. See Note 2(r)—Income Taxes. The activities taxable to UK relates to KNOT UK and is based on the operating income for the entity.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

17) Income Taxes (Continued)

        The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018	2017
Current tax benefit (expense)	$(9)	$(18)	$(12)
Deferred tax benefit (expense)	—	20	28

Income tax benefit (expense)	$(9)	$2	$16

(b) Taxation

        Income taxes attributable to income from continuing operations was an income tax expense of $9,000 for the year ended December 31, 2019 and an income tax benefit of $2,000 and $16,000 for the years ended December 31, 2018, 2017, respectively, and differed from the amounts computed by applying the Norwegian and the UK ordinary income tax rate of 22% and 20% in 2019, respectively, by applying the Norwegian and the UK ordinary income tax rate of 23% and 20% in 2018, respectively, and by applying the Norwegian and the UK ordinary income tax rate of 24% and 20% in 2017, respectively, to pretax net income as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018	2017
Income tax benefit (expense) at Norwegian tonnage tax regime	$—	$20	$28
Income tax benefit (expense) within UK	(9)	(18)	(12)

Income tax benefit (expense)	$(9)	$2	$16

Effective tax rate	0%	0%	0%

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

17) Income Taxes (Continued)

(c) Components of Deferred Tax Assets and Liabilities

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2019 and 2018 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2019	2018
Deferred tax assets:
Financial derivatives	$(3)	$24
Financial loss carry forwards for tonnage tax	17,331	16,946

Total deferred tax asset	17,328	16,970
Less valuation allowance	(17,328)	(16,970)

Net deferred tax asset	—	—

Deferred tax liabilities:
Entrance tax	357	453

Total deferred tax liabilities	$357	$453

        The net deferred tax liability is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2019	2018
Current deferred tax asset	$—	$—
Non-current deferred tax liabilities	357	453

Net deferred tax liabilities	$357	$453

        Changes in the net deferred tax liabilities at December 31, 2019 and 2018 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2019	2018
Net deferred tax liabilities at January 1,	$453	$624
Change in temporary differences	(90)	(142)
Translation differences	(6)	(29)

Net deferred tax liabilities at December 31,	$357	$453

        The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $17.3 million and $17.0 million as of December 31, 2019 and 2018, respectively. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership's cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

17) Income Taxes (Continued)

available. As of December 31, 2019, the Partnership determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero. There is no expiration date for losses carried forward.

        After the reorganization of the Partnership's predecessor's activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership's acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. At December 31, 2018 the entrance tax had declined to approximately $0.6 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2019 the entrance tax had declined to approximately $0.4 million due to paid entrance tax, change in tax rate and translation effects. The taxes payable, mainly related to the entrance tax, are calculated based on the Norwegian corporate tax rate of 22% for 2019 and 23% for 2018, and the deferred tax liabilities, also mainly related to the entrance tax, are calculated based on a tax rate of 22% effective as from January 1, 2020 and January 1, 2019, respectively. Income tax expense within the UK of $8,754 and $18,331 for 2019 and 2018, respectively, was calculated by multiplying the tax basis with the UK tax rate of 20%.

        As of December 31, 2019, the total income taxes payable are estimated to be $0.1 million and consist of payable entrance tax and ordinary UK corporation tax. As of December 31, 2018, the total income taxes payable were estimated to be $0.1 million and consisted of payable entrance tax and ordinary UK corporation tax.

        As of December 31, 2019, approximately $0.09 million of the estimated entrance tax of $0.45 million is estimated to be payable in the first and second quarter of 2020 and is presented as income taxes payable, while $0.36 million is presented as non-current deferred taxes payable. As of December 31, 2018, approximately $0.1 million of the estimated entrance tax of $0.6 million is estimated to be payable in the first and second quarter of 2018 and is presented as income taxes payable, while $0.5 million is presented as non-current deferred taxes payable.

        The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

        The Partnership's Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2014. The Partnership had no unrecognized tax benefits as December 31, 2019 and 2018. During the years ended December 31, 2019 and 2018, the Partnership did not incur any interest or penalties on its tax returns.

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

        The Windsor Knutsen, the Bodil Knutsen , the Carmen Knutsen , the Hilda Knutsen , the Torill Knutsen , the Ingrid Knutsen , the Raquel Knutsen , the Tordis Knutsen , the Vigdis Knutsen , the Lena Knutsen , the Brasil Knutsen and the Anna Knutsen , all of which operate under time charters, are subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management or KNOT Management Denmark. Under these technical management agreements, the Partnership's subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen , the Recife Knutsen , the Dan Cisne and the Dan Sabia operate under bareboat charters and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark, a 100% owned subsidiary of KNOT, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

        The Partnership is a party to an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides administrative services, and KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to KOAS UK and KOAS. On May 7, 2015, the Partnership entered into an amendment to the administrative services agreement, which allows KNOT UK to also subcontract administrative services to KNOT Management. Effective as of February 26, 2018, the Partnership entered into a second amendment to the administrative services agreement extending the term of the agreement indefinitely, subject to termination by any party upon 90 days' notice for any reason.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

18) Related Party Transactions (Continued)

        The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018	2017
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT(1)	$15,910	$—	$—
Other income:
Guarantee income from KNOT(2)	—	749	1,499
Operating expenses:
Technical and operational management fee from KNOT to Vessels(3)	6,954	6,491	4,617
Operating expenses from other related parties(4)	487	—	—
General and administrative expenses:
Administration fee from KNOT Management(5)	1,280	1,434	1,457
Administration fee from KOAS(5)	663	583	461
Administration fee from KOAS UK(5)	116	123	122
Administration and management fee from KNOT(6)	170	161	149
Finance income (expense):
Interest expense charged from KNOT(7)	—	—	(52)

Total income (expenses)	$6,240	$(8,043)	$(5,359)

(U.S. Dollars in thousands)	At December 31, 2019	At December 31, 2018	At December 31, 2017
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT(8)	$—	$187	$89
Drydocking supervision fee from KOAS(8)	—	24	8

Total	$—	$211	$97

(1)
Time charter income from KNOT: On December 17, 2018, the Partnership's subsidiary that owns the Windsor Knutsen and Royal Dutch Shell ("Shell") agreed to suspend the vessel's time charter contract. The suspension period commenced March 4, 2019 and will end April 3, 2020, when the vessel is expected to be redelivered to Shell. During the suspension period, the Windsor Knutsen has been operating under a time charter contract with Knutsen Shuttle Tankers Pool AS on the same terms as the existing time charter contract with Shell.

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

(4)
Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel.

(5)
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

(6)
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

(7)
Interest expense charged from KNOT: KNOT invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries.

(8)
Drydocking supervision fee from KNOT and KOAS: KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.

        In addition, the Partnership reimburses costs related to crew and other related costs according to the technical management agreements with KNOT Management and KNOT Management Denmark.

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

        On June 1, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 25 AS, the company that owns and operate the Vigdis Knutsen . Shortly before the closing of the acquisition and on May 24, 2017, the Vigdis Knutsen suffered damages to its hull in connection with a ship-to-ship loading and the vessel went off-hire 6 days in June 2017 due to repairs of the damage. In connection with the Vigdis Knutsen acquisition, KNOT agreed to pay for the repair cost and charter hire lost in connection with the incident.

        Under the Omnibus Agreement, KNOT agreed to indemnify the Partnership until April 15, 2018 (or for a period of at least three years after the purchase of the Hilda Knutsen , the Torill Knutsen , the Ingrid Knutsen and the Raquel Knutsen , as applicable), against certain environmental and toxic tort liabilities with respect to certain assets that KNOT contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

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

        Directors each receive a director fee of $50,000 per year. Members of the audit and conflicts committees each receive a committee fee of $12,000 and the Chairman of such committees receive an additional fee of $3,000 per year. Andrew Beveridge and Richard Beyer also each receive a fee of $10,000 as directors of KNOT UK. John Costain and Gary Chapman received total compensation of $114,892 and $102,198 respectively for the year ended December 31, 2019 under the employment agreements in KNOT UK.

(d) Amounts Due from and Due to Related Parties

        Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2019	At December 31, 2018
Balance Sheet:
Trading balances due from KOAS	$687	$466
Trading balances due from KNOT and affiliates	2,000	675

Amount due from related parties	$2,687	$1,141

Trading balances due to KOAS	$840	$629
Trading balances due to KNOT and affiliates	372	441

Amount due to related parties	$1,212	$1,070

        Amounts due from and due to related parties are unsecured and intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

e) Trade accounts payables and other currents assets

        Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2019	At December 31, 2018
Balance Sheet:
Trading balances due to KOAS	$216	$381
Trading balances due to KNOT and affiliates	685	411

Trade accounts payables to related parties	$901	$792

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

18) Related Party Transactions (Continued)

        Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

(U.S. Dollars in thousands)	At December 31, 2019	At December 31, 2018
Balance Sheet:
Trading balances due from KNOT and affiliates	$105	$—

Other current assets from related parties	$105	$—

(f) Acquisitions from KNOT

        On March 1, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 24 AS, the company that owns and operates the Tordis Knutsen . This acquisition was accounted for as an acquisition of a business.

        On June 1, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 25 AS, the company that owns and operates the Vigdis Knutsen . This acquisition was accounted for as an acquisition of a business.

        On September 30, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 26 AS, the company that owns and operates the Lena Knutsen . This acquisition was accounted for as an acquisition of a business.

        On December 15, 2017, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 32 AS, the company that owns and operates the Brasil Knutsen . This acquisition was accounted for as an acquisition of a business.

        On March 1, 2018, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 30 AS, the company that owns and operates the Anna Knutsen . This acquisition was accounted for as an acquisition of assets.

        The board of directors of the Partnership and the Conflicts Committee of the board approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note 21—Acquisitions.

19) Commitments and Contingencies

  Assets Pledged

        As of December 31, 2019 and 2018, Vessels with a book value of $1,677 million and $1,767 million, respectively, were pledged as security held as guarantee for the Partnership's long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments, Note 13—Vessels and Equipment and Note 16—Long-Term Debt.

  Claims and Legal Proceedings

        Under the Partnership's time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. An accrual of $0.4 million for a probable claim was recorded for the year ended December 31, 2017. No accrual for possible claim was recorded for the years ended December 31, 2019 and 2018.

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

        For the year ended December 31, 2017, the Partnership recorded $2.40 million to vessel operating expense as an estimate of the cost of repairs of the controllable pitch propeller. During 2018, an additional repair cost of $0.15 million was recorded to vessel operating expenses. As of December 31, 2018, the Partnership had received payments and recorded $2.25 million for hull and machinery repairs, resulting in a net expense of $0.30 million. See Note 8—Insurance Proceeds.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

20) Earnings per Unit and Cash Distributions

        The calculations of basic and diluted earnings per unit(1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except per unit data)	2019	2018	2017
Net income	$58,957	$82,165	$68,064
Less: Series A Preferred unitholders' interest in net income	7,200	7,200	5,253

Net income attributable to the unitholders of KNOT Offshore Partners LP	51,757	74,965	62,811

Less: Distributions(2)	72,136	72,136	67,171

Under (over) distributed earnings	(20,379)	2,829	(4,360)

Under (over) distributed earnings attributable to:
Common unitholders(3)	(20,003)	2,777	(4,280)
General Partner	(376)	52	(80)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	32,694	32,694	30,068
Subordinated unitholders	—	—	—
General Partner	615	615	567
Weighted average units outstanding (diluted) (in thousands):
Common unitholders(4)	32,694	36,370	32,804
General Partner	615	615	567
Earnings per unit (basic)
Common unitholders	$1.554	$2.251	$2.050
General Partner	1.554	2.251	2.046
Earnings per unit (diluted):
Common unitholders(4)	$1.554	$2.217	$2.037
General Partner	1.554	2.251	2.046
Cash distributions declared and paid in the period per unit(5)	$2.080	$2.080	$2.080
Subsequent event: Cash distributions declared and paid per unit relating to the period(6)	$0.520	$0.520	$0.520

(1)
Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership Agreement.

(2)
This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the years ended December 31, 2019, 2018 and 2017 of $2.8 million, $2.8 million and $2.6 million, respectively.

(3)
This includes the net income attributable to the IDR holder. The net income attributable to IDRs for the years ended December 31, 2019, 2018 and 2017 was $2.8 million, $2.8 million and $2.6 million, respectively.

(4)
Diluted weighted average units outstanding for the year ended December 31, 2019 excludes 3.8 million potential common shares relating to the convertible preferred units since the assumed issuance had an anti-dilutive effect on the calculation of diluted earnings per unit.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

20) Earnings per Unit and Cash Distributions (Continued)

(5)
Refers to cash distributions declared and paid during the period.

(6)
Refers to cash distributions declared and paid subsequent to December 31, 2019.

        As of December 31, 2019, 73.5% of the Partnership's total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,036,226 common units) and 26.2% of such units were held directly by KNOT (in the form of 8,567,500 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.85% general partner interest (in the form of 615,117 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units).

        Earnings per unit—basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period by the weighted-average number of units outstanding during the applicable period.

        The computation of limited partners' interest in net income per common unit—diluted assumes the issuance of common units for all potentially dilutive securities consisting of the Series A Preferred Units. Consequently, the net income attributable to limited partners' interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units have been converted to common units using the if-converted method. The computation of limited partners' interest in net income per common unit—diluted does not assume the issuance of Series A Preferred Units if the effect would be anti-dilutive.

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

21) Acquisitions

        During the years ended December 31, 2017 and 2018, the Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen , the Brasil Knutsen and the Anna Knutsen. The Partnership did not make any acquisitions during the year ended December 31, 2019.

        The board of directors of the Partnership and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions. The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $nil million, $0.1 million and $0.2 million as of December 31, 2019, 2018 and 2017, respectively, were expensed as incurred under general and administrative expenses. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of each

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

acquisition has been allocated to the identifiable assets acquired. The details of each transaction are as follows:

(U.S. Dollars in thousands)	Final Anna Knutsen March 1, 2018	Final Brasil Knutsen December 15, 2017	Final Lena Knutsen September 30, 2017
Purchase consideration(1)	$19,913	$5,764	$33,235

Less: Fair value of net assets acquired:
Vessels and equipment(2)	120,274	96,000	142,457
Cash	4,537	5,217	470
Inventories	257	146	243
Derivatives assets	1,839	—	1,729
Others current assets	111	125	193
Amounts due from related parties	520	2	23,599
Long-term debt	(84,217)	(59,000)	(111,068)
Long-term debt from related parties	(22,535)	—	(22,706)
Deferred debt issuance costs	1,228	618	867
Trade accounts payable	(971)	(154)	(256)
Accrued expenses	(1,013)	(1,185)	(224)
Prepaid charter and deferred revenue	—	—	(1,758)
Amounts due to related parties	(117)	(36,005)	(186)
Income tax payable	—	—	(125)

Subtotal	19,913	5,764	33,235

Difference between the purchase price and fair value of net assets acquired	$—	$—	$—

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

(U.S. Dollars in thousands)	Final Vigdis Knutsen June 1, 2017	Final Tordis Knutsen March 1, 2017
Purchase consideration(1)	$31,759	$32,983

Less: Fair value of net assets acquired:
Vessels and equipment(2)	145,772	145,754
Intangibles: Above market time charter	1,458	1,468
Cash	3,438	609
Inventories	190	129
Derivatives assets	226	1,377
Others current assets	128	1,348
Amounts due from related parties	18,374	20,834
Long-term debt	(114,411)	(114,411)
Long-term debt from related parties	(22,703)	(22,960)
Deferred debt issuance costs	928	795
Trade accounts payable	(187)	(106)
Accrued expenses	(1,082)	(503)
Amounts due to related parties	(372)	(1,351)
Income tax payable	—	—

Subtotal	31,759	32,983

Difference between the purchase price and fair value of net assets acquired	$—	$—

(1)
The purchase consideration comprises the following:

(U.S. Dollars in thousands)	Final Anna Knutsen March 1, 2018	Final Brasil Knutsen December 15, 2017	Final Lena Knutsen September 30, 2017
Cash consideration paid to KNOT (from KNOT)	$14,637	$2,383	$33,343
Purchase price adjustments	5,276	3,381	(108)
Purchase price	$19,913	$5,764	$33,235

(U.S. Dollars in thousands)	Final Vigdis Knutsen June 1, 2017	Final Tordis Knutsen March 1, 2017
Cash consideration paid to KNOT (from KNOT)	$28,109	$31,242
Purchase price adjustments	3,650	1,741
Purchase price	$31,759	$32,983
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

  Brasil Knutsen

        On December 15, 2017, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 32 AS ("KNOT 32"), the company that owns and operates the Brasil Knutsen. The purchase price was $96.0 million, less $59.0 million of outstanding indebtedness, less approximately $35.2 million for a loan owed by KNOT 32 to KNOT (the "Company Liquidity Loan"), plus approximately $0.6 million for certain capitalized fees related to the financing of the Brasil Knutsen , and plus $3.4 million of post-closing adjustments for working capital. The cash portion of the purchase price was financed with the proceeds from the Partnership's public offering of 3,000,000 common units which closed on November 9, 2017. See Note 22—Equity Offerings and Sale of Series A Preferred Units—Equity Offerings. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

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

  Vigdis Knutsen

        On June 1, 2017, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 25 AS ("KNOT 25"), the company that owns and operates the Vigdis Knutsen . The purchase price was $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $17.9 million for a receivable owed by KNOT to KNOT 25, plus approximately $0.9 million for certain capitalized fees related to the financing of the Vigdis Knutsen and plus $3.7 million of post-closing adjustments for working capital and interest rate swaps. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

21) Acquisitions (Continued)

been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

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

  Tordis Knutsen

        On March 1, 2017, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 24 AS ("KNOT 24"), the company that owns and operates the Tordis Knutsen. The purchase price was $147.0 million, less approximately $137.7 million of outstanding indebtedness, plus approximately $21.1 million for a receivable owed by KNOT to KNOT 24, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen and plus $1.7 million of post-closing adjustments for working capital and interest rate swaps. The cash portion of the purchase price was financed with the proceeds from the Partnership's sale and issuance of 2,083,333 Series A Preferred Units which closed on February 2, 2017. See Note 22—Equity Offerings and Sale of Series A Preferred Units—Sale of Series A Preferred Units. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

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

22) Equity Offerings and Sale of Series A Preferred Units

Equity Offerings

(U.S. Dollars in thousands)	2019 Offering	2018 Offering	January 2017 Offering	November 2017 Offering		Total 2017 Offering
Gross proceeds received	$—	$—	$56,125	$66,936	(1)	$123,061
Less: Underwriters' discount	—	—	925	660		1,585
Less: Offering expenses	—	—	300	230		530

Net proceeds received	$—	$—	$54,900	$66,046		$120,946

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

        The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units commencing on February 2, 2019 at the then applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the "Issue Price") divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate. For

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

22) Equity Offerings and Sale of Series A Preferred Units (Continued)

the year ended December 31, 2019, the calculated possible conversion of the Series A Preferred Units into common units are included in Note 20—Earnings per Unit and Cash Distributions.

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

23) Subsequent Events

        The Partnership has evaluated subsequent events from the balance sheet date through March 19, 2020, the date at which the audited consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

        On February 13, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2019. The aggregate amount of the distribution was $18.0 million. On February 13, 2020, the Partnership also paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2019 in an aggregate amount equal to $1.8 million.

        After the balance sheet date, we have seen significant macro-economic uncertainty as a result of the coronavirus (COVID-19) outbreak. The scale and duration of this development remains uncertain and could materially impact our earnings and cash flow.