Form 20-F
period 2020-12-31
KNOT Offshore Partners LP
filed 2021-03-18
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2020 (this “Annual Report”) contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

●	the length and severity of the outbreak of Coronavirus COVID-19 ("COVID-19"), including its impact on KNOT Offshore Partners' business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;
●	the ability of Knutsen NYK Offshore Tankers AS (“KNOT”) and KNOT Offshore Partners LP (“KNOT Offshore Partners”) to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units (the “Series A Preferred Units”) and the amount of any such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

●	the repayment of debt and settling of any interest rate swaps;
●	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;
●	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization (“IMO”) sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;
●	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future maintenance and replacement capital expenditures;
●	Marshall Islands economic substance requirements;

●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market; and
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

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

In August 2013, June 2014, December 2014, June 2015, October 2015, December 2016, March 2017, June, 2017, September 2017, December 2017, March 2018 and December 2020, we acquired KNOT’s 100% interest in the companies that own and operate the shuttle tankers, the Carmen Knutsen , the Hilda Knutsen and Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen and the Tove Knutsen respectively, each of which we accounted for as an acquisition of a business, other than the Anna Knutsen and Tove Knutsen, which were accounted for as an asset. The results of these acquisitions are included in our results from the dates of their respective acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen or the Tove Knutsen prior to their respective acquisition.

The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and accompanying notes included in this Annual Report.

Our financial position, results of operations and cash flows presented below may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2020	2019	2018	2017	2016

	(U.S. Dollars in thousands, except per unit amounts and fleet data)
Statement of Operations Data:
Total revenues	$279,222	$282,561	$279,456	$219,203	$173,671
Vessel operating expenses(1)	61,005	60,129	56,730	46,709	30,903
Depreciation	89,743	89,844	88,756	71,583	56,230
General and administrative expenses	5,392	4,858	5,290	5,555	4,371
Operating income	123,082	127,730	128,680	95,356	82,167
Interest income	125	865	739	248	24
Interest expense	(31,645)	(50,735)	(49,956)	(30,714)	(20,867)
Other finance expense	(705)	(845)	(1,260)	(1,406)	(1,311)
Realized and unrealized gain (loss) on derivative instruments	(25,679)	(17,797)	4,039	4,831	1,213
Net gain (loss) on foreign currency transactions	57	(252)	(79)	(267)	(139)
Income before income taxes	65,235	58,966	82,163	68,048	61,087
Income tax benefit (expense)	(10)	(9)	2	16	15
Net income	$65,225	58,957	$82,165	$68,064	$61,102
Earnings Per Unit (Basic and Diluted):
Common units (Basic)	1.74	1.55	2.25	2.05	2.29
Common units (Diluted)	1.74	1.55	2.22	2.04	2.29
Subordinated units(2)	—	—	—	—	1.54
General partner units	1.74	1.55	2.25	2.05	2.25
Cash distributions declared and paid per unit	2.08	2.08	2.08	2.08	2.08
Balance Sheet Data (at end of period):
Cash and cash equivalents	$52,583	43,525	$41,712	$46,104	$27,664
Vessels and equipment, net	1,708,786	1,677,488	1,767,080	1,723,023	1,256,889
Total assets	1,780,296	1,738,007	1,836,824	1,793,168	1,292,275
Long‑term debt (including current portion and seller’s credits)	1,030,345	995,396	1,077,291	1,026,615	741,646
Series A Convertible Preferred Units	89,264	89,264	89,264	89,264	—
Partners’ capital	608,285	622,396	642,775	639,950	521,712
Cash Flows Data:
Net cash provided by operating activities	$169,241	$165,692	$148,646	$154,585	$108,445
Net cash used in investing activities	(21,433)	—	(15,493)	(94,857)	(13,952)
Net cash used in financing activities	(139,260)	(163,849)	(137,376)	(41,378)	(90,345)
Fleet Data:
Number of shuttle tankers in operation at end of period	17	16	16	15	11
Average age of shuttle tankers in operation at end of period (years)	7	7	6	5	5
Total calendar days for fleet	5,856	5,840	5,781	4,643	3,691
Total operating days for fleet(3)	5,762	5,810	5,657	4,400	3,668
Other Financial Data:
EBITDA(4)	$186,498	$198,680	$220,136	$170,097	$138,160
Adjusted EBITDA(4)	212,825	217,574	217,436	166,939	138,397
(1)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(2)	On May 18, 2016 all of the subordinated units converted into common units on a one-for-one basis.

(3)	The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn hire rates.
(4)	Please read “—Non-U.S. GAAP Financial Measures” below.

Non-U.S. GAAP Financial Measures

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, taxes and other financial items (including other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (1) selecting between investing in us and other investment alternatives and (2) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

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

	Year Ended December 31,
(U.S Dollars in thousands)	2020	2019	2018	2017	2016
Net income	$65,225	$58,957	$82,165	$68,064	$61,102
Interest income	(125)	(865)	(739)	(248)	(24)
Interest expense	31,645	50,735	49,956	30,714	20,867
Depreciation	89,743	89,844	88,756	71,583	56,230
Income tax (benefit) expense	10	9	(2)	(16)	(15)
EBITDA	$186,498	$198,680	$220,136	$170,097	$138,160
Other financial items (a)	26,327	18,894	(2,700)	(3,158)	237
Adjusted EBITDA	$212,825	$217,574	$217,436	$166,939	$138,397
(a)	Other financial items consist of other finance expense, realized and unrealized (gain) loss on derivative instruments, and net (gain) loss on foreign currency transactions.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common units. These material risks include, but are not limited to, those relating to:

●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units.
●	Failure to control the outbreak of COVID-19 is negatively affecting the global economy and energy demand and may adversely affect our business.
●	Our cash distribution policy may adversely affect our ability to grow and to meet our financial needs.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet. Each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus in order to determine our distributable cash flow, which may result in less cash available to unitholders.
●	If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders may be diluted.
●	Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to our unitholders.
●	Our financing agreements contain operating and financial restrictions
●	Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.
●	We may fail to consummate or integrate acquisitions in a timely and cost-effective manner.
●	Our charters are subject to early termination under certain circumstances.
●	We may experience operational problems with vessels that reduce revenue and increase costs.
●	We currently derive all of our time charter and bareboat revenues from seven customers.
●	We depend on subsidiaries of KNOT to assist us in operating our businesses.
●	Our growth depends on continued growth in demand for shuttle tanker transportation services.
●	Declines in oil prices may adversely affect our growth prospects and results of operations.
●	Adverse conditions in the global economy or financial markets may impair our customers' and suppliers' ability to pay for our services.
●	The new economic and security relationship between the United Kingdom and the E.U. stemming from Brexit could adversely impact us.
●	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.
●	An increase in the global supply of shuttle tanker capacity without a commensurate increase in demand may have an adverse effect on hire rates and the values of our vessels.
●	The required drydocking of our vessels could be more expensive and time consuming than we anticipate.
●	We may be unable to re-charter our vessels upon termination or expiration of their existing charters.
●	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
●	The value of our vessels may decline, which could adversely affect our operating results.
●	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
●	Our international operations expose us to political, governmental and economic instability.
●	Marine transportation is inherently risky, particularly in the extreme conditions in which our vessels operate. We could experience an incident involving loss of product or environmental contamination.
●	Our insurance may not be sufficient to cover losses.
●	Acts of piracy on ocean-going vessels may affect us.
●	Vessels transporting oil are subject to substantial environmental and other regulations.

●	We are exposed to currency exchange rate fluctuations.
●	Many seafaring employees are covered by collective bargaining agreements.
●	KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.
●	Maritime claimants could arrest our vessels, which could interrupt our cash flow.
●	Lack of diversification and adverse developments in the shuttle tanker market or the conventional oil tanker market would negatively impact our results.
●	If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action.
●	We could fail to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation.
●	A cyber-attack could materially disrupt our business.
●	Our business is subject to complex and evolving laws, directives and regulations regarding privacy and data protection.
●	KNOT and its affiliates may compete with us.
●	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units.
●	KNOT and its affiliates own a substantial interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders.
●	Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by them.
●	Fees and cost reimbursements, which affiliates of KNOT determine for services provided to us and our subsidiaries, are substantial and payable regardless of our profitability.
●	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our management or our general partner without KNOT's consent.
●	The control of our general partner may be transferred to a third party without unitholder consent.
●	Substantial future sales of our common units or the issuance of additional preferred units in the public market could cause the price of our common units to fall.
●	Our common units are subordinated to our existing and future indebtedness and Series A Preferred Units.
●	KNOT, as the holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights.
●	We may issue additional equity securities without the approval of our unitholders.
●	A substantial number of our common units may be issued upon conversion of our Series A Preferred Units or as redemption payments in respect of our Series A Preferred Units.
●	Our Series A Preferred Units have rights, preferences and privileges not held by common unitholders.
●	In establishing cash reserves, our board may reduce the amount of cash available for distribution.
●	Our general partner has a limited call right that may require our unitholders to sell their common units.
●	Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	We can borrow money to pay distributions.
●	Increases in interest rates may cause the market price of our common units to decline.
●	We are exposed to market risks relating to the announced phase-out of the London Interbank Offered Rate (“LIBOR”).
●	We rely on the master limited partnership ("MLP") structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.
●	Unitholders may have liability to repay distributions.
●	The Marshall Islands does not have a well-developed body of partnership law.
●	Our operations may be subject to economic substance requirements of the EU.
●	It may be difficult to serve us with legal process or enforce judgments against us.

●	Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders unless otherwise provided for under the laws of the Marshall Islands.
●	We are subject to taxes, which reduces our cash available for distribution to our unitholders.
●	A change in tax laws in any country in which we operate could adversely affect us.
●	U.S. tax authorities could treat us as a "passive foreign investment company."
●	We may have to pay tax on U.S. source income, which would reduce our cash flow.
●	Our unitholders may be subject to income tax in one or more non-U.S. jurisdictions if, under the laws of any such jurisdiction, we are considered to be carrying on business there.

In addition, risks not presently known to us or risks that we currently deem immaterial could materially and adversely affect our business, financial condition, results of operations and the trading price of our common units.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of March 18, 2021, there were 3,750,000 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

●	the charter rates we obtain from our customers;
●	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;
●	the level of our operating costs, such as the cost of crews and insurance;
●	currency exchange rate fluctuations;
●	the supply of shuttle tankers;
●	the demand for shuttle tankers;
●	the price and level of production of, and demand for, crude oil;
●	prevailing global and regional economic and political conditions;
●	changes in local income tax rates; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business, including the availability and cost of low sulfur fuel oil compliant with IMO 2020.

In addition, the actual amount of cash we have available for distribution depends on other factors, including:

●	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

●	the level of debt we will incur to fund future acquisitions;
●	fluctuations in our working capital needs;
●	our ability to make, and the level of, working capital borrowings; and
●	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which is affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Failure to control the outbreak of COVID-19 is negatively affecting the global economy and energy demand and may adversely affect our business.

The outbreak of the coronavirus (“COVID-19”) continues to negatively affect global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers.

The ultimate length and severity of the current pandemic and its potential impact on the Partnership's business, financial condition and results of operations remains uncertain at this time and has increased uncertainty in a number of areas of the Partnership’s business, including operational, commercial and financial activities. Large scale distribution of vaccines seems likely to mitigate some of these uncertainties, but it remains too early to definitively judge the speed, scale and overall effect of vaccination efforts.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus may lead to further operational impacts that could result in higher costs. It is possible that an outbreak onboard a vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue.  Any outbreak of COVID-19 on board one of the Partnership's vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership's obligations under its time charter contracts which in turn could result in off-hire or claims for the impacted period.

COVID-19 has placed downward pressure on economic activity and energy demand and there remains significant uncertainty moving into 2021. Announced delays in new capital expenditure by many oil majors has had a negative impact on the demand for shuttle tankers in the short term and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could persist and could affect the number of new, long-term offshore projects and the overall outlook for oil production, which could eventually and in turn impact the demand and pricing for shuttle tankers. Furthermore, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years.

The Partnership is exposed to the uncertainty of cash flows from its time charter contracts arising from the credit risk associated with individual charterers. Any extended period of non-payment or idle time between charters caused by issues related to COVID-19 or otherwise could adversely affect the Partnership’s future liquidity, results of operations and cash flows. Although the Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers, no assurance can be given that customers will continue to meet their obligations and will not request concessions or changes to payment terms in the future.

COVID-19 has also had a sustained impact on global capital markets and the responses of governments around the world to manage the impact of the virus have led to lower interest rates and volatility in the prices of equities, bonds, commodities and their respective derivatives. The Partnership’s common unit price remains lower than the price at the start of 2020, mainly due to the impact of COVID-19 on the wider economy and sentiment in the energy and shipping sectors. In these current market conditions with lower unit prices, issuing new common equity remains a less viable and more expensive option for accessing liquidity. The Partnership has two tranches of debt maturing in August and November 2021. The Partnership expects to refinance these tranches of long-term debt but, if it is unable to do so on satisfactory terms, the Partnership may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

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

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduces cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus in order to determine our distributable cash flow, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures include capital expenditures associated with the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or drydocking) and modifying an existing vessel or acquiring a new comparable vessel to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

●	the cost of labor and materials;
●	customer requirements;
●	the size of our fleet;
●	the cost of replacement vessels;
●	length of charters;
●	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and
●	competitive standards.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in order to determine our distributable cash flow in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors and our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders may be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

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

As of December 31, 2020, we had consolidated debt of approximately $1,030.3 million. We have the ability to incur additional debt. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

●	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;
●	we will need a substantial portion of our cash flows to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;
●	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;
●	our debt level may limit our flexibility in responding to changing business and economic conditions; and
●	if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, the COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy and shipping and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt financing.

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

The operating and financial restrictions and covenants in our financing agreements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the financing agreements may restrict the ability of us and our subsidiaries to:

●	incur or guarantee indebtedness;
●	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;
●	make dividends or distributions;
●	make certain negative pledges and grant certain liens;
●	sell, transfer, assign or convey assets;
●	make certain investments; and
●	enter into a new line of business.

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

The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and our subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

●	failure to pay any principal, interest, fees, expenses or other amounts when due;
●	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;
●	breach or lapse of any insurance with respect to vessels securing the facilities;
●	breach of certain financial covenants;
●	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
●	default under other indebtedness;
●	bankruptcy or insolvency events;
●	failure of any representation or warranty to be correct;
●	a change of ownership, as defined in the applicable agreement; and
●	a material adverse change, as defined in the applicable agreement.

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

Acquisitions that expand our fleet are an important component of our strategy. We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

●	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
●	be unable to attract, hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
●	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
●	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
●	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

●	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

As of March 18, 2021, our fleet consists of seventeen shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

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

We currently derive all of our time charter and bareboat revenues from seven customers. For the year ended December 31, 2020, Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell ("Shell"), Eni Trading and Shipping S.p.A. ("ENI"), Fronape International Company, a subsidiary of Petrobras Transporte S.A. ("Transpetro"), Galp Sinopec Brazil Services B.V ("Galp"), Repsol Sinopec Brasil, S.A. ("Repsol"), Vår Energi Marine AS a Norwegian subsidiary of Vår Energi AS ("Vår") (a joint venture owned by ENI and a private equity investor) and Equinor Shipping Inc., a subsidiary of Equinor ASA (“Equinor”), accounted for approximately 28%, 16%, 16%, 13%, 12%, 7%, and 6%, respectively, of our revenues.

If we lose a key customer, we may be unable to obtain replacement long-term charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In addition, if a customer exercises its right to terminate a charter, we may be unable to re-charter such vessel on terms as favorable to us as those of the terminated charter. The loss of any of our key customers could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholder

Oil prices can be volatile, and this could affect the equity value of many of our customers. The combination of a reduction of cash flow resulting from lower prices, a reduction in borrowing under related credit facilities and the limited or lack of availability of debt or equity financing could potentially reduce the ability of our customers to make charter payments, which in turn could harm our business, results of operations and financial condition. Additionally, at the end of a contractual term we could lose one or more of our customers due to a variety of causes unrelated to our performance, including changes in customers management or strategic exits from the offshore oil space or from regions in which we operate.

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

Our ability to compete to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with KNOT and its reputation and relationships in the shipping industry. If KNOT suffers material damage to its reputation or relationships, it may harm the ability of us or our subsidiaries to:

●	renew existing charters upon their expiration;
●	obtain new charters;
●	successfully contract with shipyards;
●	obtain financing on commercially acceptable terms; or
●	maintain satisfactory relationships with suppliers and other third parties.

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

The factors that influence the demand for shuttle tanker capacity include, but are not limited to:

●	changes in the actual or projected price of oil, which could impact the exploration for or development of new offshore oil fields or the production of oil at certain fields we service;
●	delayed production start on offshore fields under development;
●	levels of demand for and production of oil, which, among other things, is affected by competition from alternative sources of energy, other factors making consumption of oil more or less attractive or energy conservation measures;
●	changes in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
●	changes in laws and regulations affecting the shuttle tanker industry;
●	global and regional economic and political conditions, particularly in oil-consuming regions, as well as environmental concerns and regulations, which could impact the supply of oil and gas as well as the demand for various types of vessels; and
●	changes in trading patterns, including changes in the distances that cargoes are transported.

The factors that influence the supply of shuttle tanker capacity include, but are not limited to:

●	the number of deliveries of new vessels under construction or on order;
●	the scrapping rate of older vessels;
●	oil and gas company policy with respect to technical vessel requirements; and
●	the number of vessels that are off-hire.

Declines in oil prices may adversely affect our growth prospects and results of operations.

If there is a persistent decline in oil prices, it may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

●	a reduction in exploration for or development of new offshore oil fields, or the delay or cancelation of existing offshore projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
●	lower demand for shuttle tankers, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;
●	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;
●	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
●	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Adverse conditions in the global economy or financial markets may impair our customers’ and suppliers’ ability to pay for our services and could have a material adverse effect on our revenue, profitability and financial position.

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

The new economic and security relationship between the United Kingdom and the E.U. stemming from Brexit could adversely impact us.

On June 23, 2016, in a referendum vote commonly referred to as "Brexit," a majority of British voters voted to exit the European Union ("EU") and on January 31, 2020, the U.K. formally exited the EU. This resulted in a transition period that ended on December 31, 2020 during which the E.U.-U.K. trade relationship did not change. During the transition period, the E.U. and the U.K. negotiated their new economic and security relationship, including a new agreement on trade. The transition lasted until January 1, 2021, at which point a new trade agreement took effect. On December 24, 2020, the European Commission reached a trade agreement with the U.K. on the terms of its future cooperation with the E.U. (the “Trade Agreement”). The Trade Agreement offers U.K. and EU companies preferential access to each other’s markets, ensuring imported goods covered by the Agreement will generally be free of tariffs and quotas; however, economic relations between the U.K. and the EU will now be on more restricted terms than existed previously.

The Trade Agreement does not incorporate the full scope of the services sector, and businesses such as banking and finance face a further period of uncertainty. The U.K. and EU plan to put in place a regulatory dialogue on financial services based on a separate memorandum of understanding by March 2021. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the U.K. from the EU will have and how such withdrawal may affect our business.

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

One of our principal objectives is to enter into additional long-term, fixed-rate charters. The process of obtaining new long-term charters is highly competitive, usually involving an intensive screening process and competitive bids and extending for several months. Shuttle tanker charters are awarded based upon a variety of factors relating to the vessel operator, including:

●	industry relationships and reputation for customer service and safety;
●	experience and quality of ship operations;
●	quality, experience and technical capability of the crew;
●	relationships with shipyards and the ability to get suitable berths;
●	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;
●	willingness to accept operational risks pursuant to the charter, among other things such as allowing termination of the charter for force majeure events; and
●	competitiveness of the bid in terms of overall price.

Our ability to win new charters depends upon a number of factors, including our ability to:

●	leverage our relationship with KNOT and its reputation and relationships in the shipping industry;
●	successfully manage our liquidity and obtain the necessary financing to fund our growth;
●	attract, hire, train and retain qualified personnel and ship management companies to manage and operate our fleet;
●	identify and consummate desirable acquisitions, joint ventures or strategic alliances; and
●	identify and capitalize on opportunities in new markets.

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

The value of our vessels may decline, which could adversely affect our operating results.

Vessel values for shuttle tankers can fluctuate substantially over time due to a number of different factors, including:

●	the cost of newbuildings;
●	prevailing economic conditions in oil and energy markets;
●	a substantial or extended decline in demand for oil;
●	increases in the supply of vessel capacity;
●	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and
●	a decrease in oil reserves in the fields and other fields in which our shuttle tankers might otherwise be deployed.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the "IMO"), the United Nations agency that regulates international shipping, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping. However, in 2018, the IMO adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st century (“IMO GHG Strategy”). In November 2020, the Marine Environment Protection Committee (“MEPC”) of the IMO agreed to draft amendments to Annex VI of the 1973 International Convention for the Prevention of Pollution from Ships (“MARPOL”) that would establish an enforceable regulatory framework to reduce greenhouse gas emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index, an operational Carbon Intensity Indicator and an enhanced Ship Energy Efficiency Management Plan to drive reductions in the carbon intensity. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The draft MARPOL Annex VI amendments will be proposed for formal adoption at the 2021 MEPC session and, once adopted, are expected to enter into force on January 1, 2023. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil industry relating to climate change, including growing public concern about the environmental and other impacts of climate change, may also adversely affect demand for our shuttle tanker services. Although we do not expect that demand for oil will lessen dramatically over the short or mid-term, in the long-term climate change mitigation considerations may reduce the demand for oil and increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

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

Vessels and their cargoes and the oil production facilities we service are at risk of being damaged or lost because of events such as:

●	marine disasters;
●	bad weather;
●	mechanical failures;
●	grounding, capsizing, fire, explosions and collisions;
●	piracy;
●	human error; and
●	war and terrorism.

Harsh weather conditions in the North Sea and other regions in which our vessels operate may increase the risk of collisions, oil spills or mechanical failures.

An accident involving any of our vessels could result in any of the following:

●	death or injury to persons, loss of property or damage to the environment and natural resources;
●	delays in the delivery of cargo;
●	loss of revenues from charters;
●	liabilities or costs to recover any spilled oil or other petroleum products and to restore the ecosystem affected by the spill;
●	governmental fines, penalties or restrictions on conducting business;
●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

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

Acts of piracy on ocean-going vessels could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters and the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, air emissions, discharges to water and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. Additional requirements may take effect or be adopted in the future that could limit operations or further increase expenses. For example, under IMO’s MARPOL Annex VI, effective January 1, 2020, absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur, the maximum sulfur content in fuels used by the marine sector in all seas, including our vessels, was lowered from 3.5% to 0.5% sulfur. These low sulfur fuel requirements are generally referred to as IMO 2020.

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

KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew, including due to disruptions caused by COVID-19.

Our success depends in large part on KNOT’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Furthermore, should there be an outbreak of COVID-19 on board, adequate crewing my not be available to fulfill the obligations under our contracts. Due to COVID-19, we could face (i) difficulty in finding healthy qualified replacement officers and crew; (ii) local or international transport or quarantine restrictions limiting the ability to transfer infected crew members off the vessel or bring new crew on board, or (iii) restrictions in availability of supplies needed on board due to disruptions to third-party suppliers or transportation alternatives. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

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

Although our vessels are also able to operate as conventional oil tankers, we are focused on dynamic positioning shuttle tankers. Due to our lack of diversification, any adverse development in the shuttle tanker market and/or the conventional oil tanker market could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

A cyber-attack could materially disrupt our business.

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

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data (“data protection laws”). These data protection laws, and their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the EU (“EU”) on May 25, 2018, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. Complying with the GDPR and similar emerging and changing data protection laws may cause us to incur substantial costs or require us to change our business practices. Noncompliance, or perceived noncompliance, with our legal obligations relating to data protection laws could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. As noted above, we are also subject to the possibility of cyber attacks, which themselves may result in a violation of these laws.

Risks Inherent in an Investment in Us

KNOT and its affiliates may compete with us.

Pursuant to the omnibus agreement we entered into with KNOT at the time of our IPO (the “Omnibus Agreement”), KNOT and its controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire, own, operate or charter certain shuttle tankers operating under charters of five years or more. The Omnibus Agreement, however, contains significant exceptions that may allow KNOT or any of its controlled affiliates to compete with us, which could harm our business. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement—Noncompetition.”

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

As of March 18, 2021, KNOT owned 26.2% of our common units and owned and controlled our general partner, which owns a 1.85% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

●	neither our partnership agreement nor any other agreement requires our general partner or KNOT or its affiliates to pursue a business strategy that favors us or utilizes our assets, and KNOT’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of KNOT, which may be contrary to our interests;
●	our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner is considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the Partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the Partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the Partnership;

●	our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in our partnership agreement;
●	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;
●	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;
●	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80.0% of our common units; and
●	our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

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

Our partnership agreement provides that our general partner irrevocably delegates to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation is binding on any successor general partner of the Partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

●	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity are made by its board of directors, which is appointed by KNOT. Specifically, pursuant to our partnership agreement, our general partner is considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the Partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the Partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the Partnership;
●	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;
●	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

●	provides that neither our general partner nor our officers or our directors is liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

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

●	If our general partner is removed without “cause” and units held by our general partner and KNOT are not voted in favor of that removal, our general partner has the right to convert its general partner interest, and the holders of the incentive distribution rights have the right to convert such incentive distribution rights, into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner.
●	Common unitholders are entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion appoints the remaining three directors.
●	Election of the four directors elected by common unitholders is staggered, meaning that the members of only one of four classes of our elected directors are selected each year. In addition, the directors appointed by our general partner serve for terms determined by our general partner.
●	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management.

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

●	There are no restrictions in our partnership agreement on our ability to issue equity securities.

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

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 18, 2021, KNOT and our general partner owned 26.5% of the common units and all of the incentive distribution rights. We have also entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we filed a registration statement to register resales of the common units underlying the Series A Preferred Units. Following their sale, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

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

The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

●	our unitholders’ proportionate ownership interest in us will decrease;
●	the amount of cash available for distribution on each unit may decrease;
●	the relative voting strength of each previously outstanding unit may be diminished; and
●	the market price of the common units may decline.

A substantial number of our common units may be issued upon conversion of our Series A Preferred Units or as redemption payments in respect of our Series A Preferred Units, which issuances could reduce the value of our common units.

Our Series A Preferred Units are convertible, under certain circumstances, at the applicable conversion rate, which is subject to adjustment under certain circumstances. The conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on the initial issuance date of the Series A Preferred Units.

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

The issuance of common units upon conversion or redemption under certain circumstances of our Series A Preferred Units may have the following effects:

●	an existing unitholder’s proportionate ownership interest in us will decrease;
●	the amount of cash available for distribution on each common unit may decrease;
●	the relative voting strength of each previously outstanding common unit may be diminished; and
●	the market price of our common units may decline.

The market price of our common units is likely to be influenced by the Series A Preferred Units. For example, the market price of our common units could become more volatile and could be depressed by:

●	investors’ anticipation of the potential resale in the market of a substantial number of additional common units received upon conversion of the Series A Preferred Units;
●	possible sales of our common units by investors who view the Series A Preferred Units as a more attractive means of equity participation in us than owning our common units; and
●	hedging or arbitrage trading activity that may develop involving the Series A Preferred Units and our common units.

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

Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also affect the amount of cash available for distribution to our unitholders. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduces cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus in order to determine our distributable cash flow, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

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

As of March 18, 2021, KNOT and our general partner owned 26.5% of our common units.

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

We are exposed to market risks relating to the announced phase-out of the London Interbank Offered Rate (“LIBOR”).

We are exposed to a market risk relating to increases in interest rates because the amounts borrowed under our existing loan and credit facilities bear interest at rates based on LIBOR. On July 27, 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. On November 30, 2020, the administrator of LIBOR announced a delay in the phase out of a majority of the U.S. dollar LIBOR publications until June 30, 2023, with the remainder of LIBOR publications still being phased out at the end of 2021. The foregoing announcements indicate that the continuation of LIBOR on the current basis is not guaranteed after 2023. Significant increases in LIBOR or uncertainty surrounding its phase out after 2023 could adversely affect our business, financial condition, operating results and cash flows. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition. We use interest rate swaps to reduce our exposure to interest rate risk and hedge a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The volatility in energy prices over the past few years has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs.

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

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the EU (the “COCG”), the Council of the EU (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes (the “2017 Conclusions”). On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the EU on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the EU by the agreed deadline. The EU subsequently removed the Marshall Islands from that list in October 2019. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

We do not know if the EU will add the Marshall Islands to the list of non-cooperative jurisdictions; what actions the Marshall Islands may take, if any, to remove itself from the list if it is added; how quickly the EU would react to any changes in legislation of the Marshall Islands; or how EU banks or other counterparties will react while we or KNOT UK remain as entities organized and existing under the laws of the Marshall Islands. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

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

Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders unless otherwise provided for under the laws of the Marshall Islands. This limits our unitholders’ ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

Our partnership agreement provides that, with certain limited exceptions, the Court of Chancery of the State of Delaware is the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, our limited partners or us); (2) brought in a derivative manner on our behalf; (3) asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or our limited partners; (4) asserting a claim arising pursuant to any provision of the Marshall Islands Act; and (5) asserting a claim governed by the internal affairs doctrine. This exclusive forum provision does not apply to actions arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Any person or entity purchasing or otherwise acquiring any interest in our units is deemed to have received notice of and consented to the foregoing provisions.

Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar forum selection provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find that the forum selection provision contained in our partnership agreement is inapplicable or unenforceable in such action or actions. Limited partners will not be deemed, by operation of the forum selection provision alone, to have waived claims arising under the federal securities laws and the rules and regulations thereunder. If a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our financial position, results of operations and ability to make cash distributions to our unitholders.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC, unless the U.S. unitholders make certain elections.

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

We conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including Norway, that our activities or the activities of our subsidiaries may rise to the level of a taxable presence that is attributed to our unitholders for tax purposes. We have obtained confirmation from the United Kingdom HM Revenue & Customs that unitholders should not be treated as trading in the United Kingdom merely by virtue of their ownership of our common units. If our unitholders are attributed such a taxable presence in a jurisdiction, our unitholders may be required to file a tax return with, and to pay tax in, that jurisdiction based on our unitholders’ allocable share of any identifiable taxable income. In addition, we may be required to obtain information from our unitholders in the event a tax authority (including in the United Kingdom) requires such information to submit a tax return. We may be required to reduce distributions to our unitholders on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to our unitholders. The United States may not allow a tax credit for any foreign income taxes that our unitholders directly or indirectly incur by virtue of an investment in us.

Item 4. Information on the Partnership

A. History and Development of the Partnership

General

KNOT Offshore Partners LP is a publicly traded limited partnership formed on February 21, 2013 to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. On April 18, 2013, we completed our initial public offering (“IPO”) of 8,567,500 common units. In connection with our IPO, through KNOT UK, a 100% owned limited liability company formed under the laws of the Marshall Islands, the Partnership acquired a 100% ownership interest in KNOT Shuttle Tankers AS, which owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% of the Windsor Knutsen and 100% of the Bodil Knutsen, respectively.

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

On December 15, 2017, we acquired KNOT Shuttle Tankers 32 AS, the company that owns the shuttle tanker, the Brasil Knutsen, from KNOT.

On March 1, 2018, we acquired KNOT Shuttle Tankers 30 AS, the company that owns the shuttle tanker, the Anna Knutsen, from KNOT.

On December 31, 2020, we acquired KNOT Shuttle Tankers 34 AS, the company that owns the shuttle tanker, the Tove Knutsen, from KNOT.

For more information regarding recent developments, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2020”

As of March 18, 2021, we had a fleet of seventeen shuttle tankers.

We were formed under the law of the Marshall Islands and maintain our principal place of business at 2 Queen’s Cross, Aberdeen, Aberdeenshire, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our agent for service of process in the United States is Puglisi & Associates, and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Our annual estimated maintenance and replacement capital expenditures are currently $70.5 million per year, which is comprised of $60.9 million for replacing our current vessels at the end of their useful lives and $9.6 million for drydocking maintenance and classification surveys. We are required to deduct estimated maintenance and replacement capital expenditures from operating surplus in order to determine our distributable cash flow.

Access to Information

The SEC maintains a website on the Internet that contains reports, proxy, information statements and other information electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, which may be accessed at the SEC’s website at www.sec.gov.

We maintain a website at www.knotoffshorepartners.com. The information on our website is not part of this Annual Report.

B. Business Overview

General

We were formed to own and operate shuttle tankers under long-term charters. Our primary business objective is to increase quarterly distributions per unit over time by growing our business through accretive acquisitions of shuttle tankers and by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable cash flows. The vessels in our current fleet are chartered to Equinor, Transpetro, Repsol, Shell, Vår, Galp, and ENI. Our charters have an average remaining term of 2.9 years as of December 31, 2020.

Since our IPO, we have increased our quarterly distribution from $0.375 per unit to $0.52 per unit for the quarter ended December 31, 2020.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of March 18, 2021, KNOT and our general partner owned our general partner interest, all of our incentive distribution rights and 26.5% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

●	Pursue strategic and accretive acquisitions of shuttle tankers on long-term, fixed-rate charters. We seek to leverage our relationship with KNOT to make strategic and accretive acquisitions. During the term of the Omnibus Agreement, we have the opportunity to purchase from KNOT any newbuild under a long-term charter or existing shuttle tanker in the KNOT fleet that enters into a long-term charter.
●	Expand global operations in high-growth regions. We seek to expand in proven areas of offshore production, such as the North Sea and Brazil, and in new production areas as they are developed. We believe that KNOT’s leading market position, operational expertise and strong customer relationships will enable us to have early access to new production projects worldwide.
●	Manage our fleet and deepen our customer relationships to continue to provide a stable base of cash flows. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. KNOT charters its current fleet to a number of the world’s leading energy companies. We believe the close relationships that KNOT has with these companies will provide attractive opportunities for us. We continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations.

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

The advantages of shuttle tankers as compared to pipelines include:

●	the use of shuttle tankers is a more flexible option than pipelines for the transportation of oil from the oil field to onshore terminals and provides destination flexibility for the customers;

●	shuttle tankers provide a more flexible solution to declining production profiles and abandonment as a pipeline has a fixed capacity, whereas shuttle tanker capacity may be adjusted through reduced frequency of calls or reduced number of vessels serving a field;
●	shuttle tanker operators may provide back-up capacity during times when existing transportation infrastructure is closed for maintenance or otherwise unavailable, which would enable uninterrupted production;
●	shuttle tankers require less significant up-front investment than pipelines; and
●	shuttle tankers provide customers the benefit of purchasing unblended crude qualities, whereas pipelines usually provide a blend of different crude qualities as several oilfields may be connected to the same pipeline. A shuttle tanker may load at several fields during one single voyage, but oil from different fields may be kept separated in different compartments onboard.

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

Our Fleet

The following table provides information about the seventeen shuttle tankers in our fleet as of March 18, 2021:

			Current
	Capacity		Operating	Charter
Shuttle Tanker	(dwt)	Built	Region	Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	Brazil	Time Charter	Equinor	2021	(1)
Windsor Knutsen	162,362	2007	Brazil	—	—	—
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2023	(2)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	ENI	2022	(2)
Torill Knutsen	123,000	2013	North Sea	Time Charter	ENI	2022	(3)
Dan Cisne	59,000	2011	Brazil	Bareboat charter	Transpetro	2023
Dan Sabia	59,000	2012	Brazil	Bareboat charter	Transpetro	2024
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	Vår	2024	(4)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2025	(5)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	Shell	2022	(6)
Vigdis Knutsen	156,000	2017	Brazil	Time Charter	Shell	2022	(6)
Lena Knutsen	156,000	2017	Brazil	Time Charter	Shell	2022	(6)
Brasil Knutsen	154,000	2013	Brazil	Time Charter	Galp	2022	(7)
Anna Knutsen	152,000	2017	Brazil	Time Charter	Galp	2022	(7)
Tove Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(8)

(1)	The charter is currently expected to expire on April 9, 2021.
(2)	Customer has the option to extend the charter for up to three one-year periods.
(3)	Customer has the option to extend the charter for up to two one-year periods.

(4)	Customer has the option to extend the charter for up to five one-year periods.
(5)	Customer has the option to extend the charter for up to one three-year period and one two-year period.
(6)	On December 8, 2020, the Partnership secured new three-year fixed contracts for the vessels, Tordis Knutsen, Vigdis Knutsen and Lena Knutsen, with a major oil company. The commencement of these new time charters range between May and December 2023. The vessels will be marketed for short to mid-term charter business in the intervening period between the end of the vessels’ current fixed charters (in 2022) and the commencement of the abovementioned new fixed charters (in 2023), which period on average is currently estimated to be 15 months for each vessel.
(7)	Customer has the option to extend the charter for up to two three-year periods.
(8)	Customer has the option to extend the charter for up to two two-year periods and nine one-year periods.

Customers

For the year ended December 31, 2020, Shell, ENI, Transpetro, Galp, Repsol, Vår and Equinor accounted for approximately 28%, 16%, 16%, 13%, 12%, 7%, and 6%, respectively, of our revenues.

Charters

We generate revenues by charging customers for the loading, transportation and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

As of March 18, 2021, thirteen of our shuttle tankers are chartered under time charters and four of our shuttle tankers are chartered under bareboat charters.

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

Off-hire

Under our time charters, when the vessel is off-hire, or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to a termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

●	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or
●	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

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

According to Fearnresearch, as of March 1, 2021, there were approximately 89 vessels in the global shuttle tanker fleet (including 13 newbuilds on order). Together KNOT and KNOP are the largest owners of shuttle tankers with 33 shuttle tankers (including 4 newbuilds on order). Altera Shuttle Tankers L.L.C (formerly Teekay Offshore Partners L.P.) is the second largest owner in the shuttle tanker market with 28 shuttle tankers (including 2 newbuilds on order). American Eagle Tankers (AET) is the third largest owner of shuttle tankers with 17 vessels (including 6 newbuilds on order). Petrobras, which does not own vessels, employs a total of 25 shuttle tankers (including 3 newbuilds on order) through long-term bareboat and time charters. There are other shuttle tanker owners in the industry, but such owners have a limited fleet size and their vessels do not participate or compete in our markets.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In most cases, the classification society is authorized by the flag state to certify that the vessels also comply with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society may undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed by the classification society as follows:

●	Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
●	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
●	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic gauging, in order to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would require steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal and though we have not exercised this option for our existing vessels, we may do so in the future.

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

Safety, Management of Ship Operations and Administration

Safety and environmental compliance is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions, carbon intensity and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. KNOT’s shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

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

Critical ship management functions that are provided by KNOT or its subsidiaries through various of its offices around the world include:

●	technical management, maintenance and dockings;
●	crew management;
●	procurement, purchasing and forwarding logistics;

●	marine operations;
●	vetting, oil major and terminal approvals;
●	shipyard supervision;
●	insurance; and
●	financial services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. In addition, KNOT’s day-to-day focus on cost control is applied to our operations. We believe that the adoption of common standards results in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

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

Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as updated by the 1992 Protocol (the “CLC”). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC. IMO regulations also include SOLAS, including amendments to SOLAS implementing the International Security Code for Ports and Ships (the “ISPS”), the ISM Code and the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning systems, which apply to shuttle tankers. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified the CLC generally utilize the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, and the ISPS, or the requirements for shuttle tankers under their flag regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

The requirements contained in the ISM Code govern our operations. Among other requirements, the ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. In 2017, the IMO's Maritime Safety Committee ("MSC") adopted Resolution MSC.428(98), Maritime Cyber Risk Management in Safety Management Systems, embracing guidelines on maritime cyber risk management approved by the MSC in 2017, affirming its view that the ISM Code requires mitigation of cyber risk as part of the safety management system, and effectively providing that that a vessel's safety management system must account for cyber risks in compliance with the ISM Code no later than the vessel's first annual compliance verification after January 1, 2021. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuild upon delivery.

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

The IMO has adopted the International Convention for the Prevention of Pollution from Ships ("MARPOL"), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and air pollution prevention certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. As of January 2, 2015, these limitations required that fuels of vessels in covered Emission Control Areas ("ECAs") contain no more than 0.1% sulfur. For non-ECA areas, the capped sulfur limitations decreased progressively until they reached the global limit of 0.5% applicable on and after January 1, 2020 (generally referred to as IMO 2020). MARPOL Annex VI also establishes three tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements. However, the marine sector accounts for approximately half of the global fuel oil demand and the impact of the increased demand for compliant low sulfur fuels due to IMO 2020 is expected to affect the availability and cost of such fuels and increase our costs of operation.

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

The IMO has negotiated international conventions that impose liability for oil pollution and other environmental harms in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention"). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (which began in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment were accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. We have begun installation of ballast water treatment systems on our vessels to comply with the requirements of the BWM Convention. The Anna Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Brasil Knutsen, the Lena Knutsen, the Torill Knutsen, the Hilda Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Tove Knutsen have all installed IMO approved ballast water treatment system.. Although the cost to comply with IMO ballast water treatment regulations for our remaining vessels is difficult to estimate, it is anticipated to be approximately $2.5-$3.0 million per vessel for the Recife Knutsen, Windsor Knutsen, Carmen Knutsen, Dan Cisne and Dan Sabia. With respect to our vessels on bareboat charters, this cost is paid by the charterer.

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

European Union Environmental Regulation of Vessels

In waters of the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations adopting these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, support maritime safety and set out civil and criminal penalties that are being progressively incorporated into domestic legislation. For instance, the EU has adopted legislation (EU Directive 2009/16/EC) that: bans from EU waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards. EU Directive 2009/16/EC introduced a harmonized and coordinated regime for port state control inspections and from January 1, 2011 an on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records. Like the IMO, the EU adopted regulations that phased out single-hull tankers. All of our tankers are double-hulled.

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

Brazilian Environmental Regulation of Vessels

In Brazil, the field operator and in most cases Petrobras where it is involved are required to establish internal procedures to manage pollution risks, which must be approved by the competent environmental authority. Brazilian environmental law includes international treaties and conventions to which Brazil is a party, including MARPOL and the CLC, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. The petroleum industry in Brazil is subject to extensive regulations by several governmental agencies, including the National Agency of Petroleum, the Brazilian Navy and the Brazilian Institute of the Environment and Renewable Natural Resources. Legal obligations also include immediately notifying the competent authorities about any incident occurring in our vessels that may cause pollution in waters under the national jurisdiction of Brazil, in addition to the adoption of other required response actions. Failure to comply may subject us to administrative, criminal and civil liability, with strict and joint liability in civil cases. In Brazil, civil liability for environmental pollution aims for the complete recovery of the damage caused to the ecosystem and affected third parties, regardless of the cost involved.

United States Environmental Regulation of Vessels

In the United States, federal and state laws and regulations that require vessel owners and operators to obtain and maintain specified permits or governmental approvals; control the discharge of materials into the environment; remove and cleanup materials that may harm the environment; and otherwise comply with regulations intended to protect the environment. Vessel operations are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection, the Department of Interior, the Bureau of Ocean Energy

Management, and the Bureau of Safety and Environmental Enforcement, as well as classification societies such as the American Bureau of Shipping. The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (“OPA 90”) and the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”).

OPA 90 and CERCLA. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

●	natural resources damages and the related assessment costs;
●	real and personal property damages;
●	net loss of taxes, royalties, rents, fees and other lost revenues;
●	lost profits or impairment of earning capacity due to property or natural resources damage;
●	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and
●	loss of subsistence use of natural resources.

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

Owners or operators of vessels, including tankers operating in U.S. waters are required to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. Such response plans must, among other things:

●	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge;”
●	describe crew training and drills; and
●	identify a qualified individual with full authority to implement removal actions.

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

Clean Water Act. The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA. The U.S. Environmental Protection Agency (the “EPA”) has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The EPA authorized these incidental discharges pursuant to a permit the EPA designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”), which incorporated the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

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

The VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent ("NOIs") to receive permit coverage between six and nine months after the permit's issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. In December 2018, the Vessel Incidental Discharge Act ("VIDA") was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance ("NSPs") to be developed by EPA and implemented and enforced by the U.S. Coast Guard. VIDA requires EPA to develop NSPs for approximately 30 discharges by December 2020. The discharges to be covered are similar to those in 2013 VGP and the NSPs are generally required to be at least as stringent as the requirements of the 2013 VGP. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new EPA NSPs and the corresponding U.S. Coast Guard implementation, compliance and enforcement regulations are in place. VIDA requires the corresponding U.S. Coast Guard regulations to be developed within two years following the adoption of the EPA NSPs.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the "Kyoto Protocol") entered into force. Pursuant to the Kyoto Protocol, adopting countries were required to implement national programs to reduce emissions of greenhouse gases ("GHGs"). The Kyoto Protocol was effectively replaced by the Paris Agreement. Emissions of greenhouse gases from international shipping were not subject to the Kyoto Protocol and currently are not subject to the Paris Agreement.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to Annex VI to MARPOL for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index ("EEDI") for new ships, and the Ship Energy Efficiency Management Plan ("SEEMP") for all ships. The regulations apply to all ships of 400 gross tonnage and above are entered into force on January 1, 2013. These rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI to MARPOL or vessels that call upon ports located within such countries. The IMO also adopted a mandatory data collection system requirement in October 2016 ("IMO DCS") that requires ships of 5000 gross tonnage and above to record and report their fuel oil consumption, indirectly addressing carbon dioxide emissions data. The requirement was entered into force on March 1, 2018. These requirements could cause us to incur additional compliance costs.

The IMO is also taking steps toward the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee ("MEPC") session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce GHG emissions from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out GHG emissions from vessels as soon as possible in the 21st Century. The EU has indicated that it intends to implement regulation in an effort to limit GHG emissions from vessels if such emissions are not regulated through the IMO. In November 2020, the MEPC agreed upon draft amendments to MARPOL Annex VI that would establish an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator “CII”) and an enhanced SEEMP to drive reductions in the carbon intensity. A vessel’s attained EEXI would be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel would then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the draft MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. The draft MARPOL Annex VI amendments will be proposed for formal adoption at the 2021 MEPC session and, once adopted, are expected to enter into force on January 1, 2023. The MEPC regulatory approach is consistent with the IMO’s GHG strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008.

In the United States, the EPA issued an "endangerment finding" regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives have been or are being considered in the United States Congress and by individual states. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall EU strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations (EU Directive 2015/757 or EU MRV Regulation) requiring vessels exceeding 5,000 gross tons using EU ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018, with the first reports due in June 2019. In February 2019, the European Commission adopted a proposal to amend the EU MRV Regulation to harmonize the requirements of the EU MRV Regulation and the IMO DCS. Although, at present, the EU MRV Regulation is for monitoring, reporting and verification only, it is anticipated that in the future the EU may move from requiring reporting of emissions to regulations aimed at reducing them.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the United States, the EU, Norway, Brazil or other countries where we operate, that restrict GHG emissions could have a significant financial and operational impact on our business, including requiring us to make significant financial expenditures that we cannot predict with certainty at this time. For example, the Paris Agreement could lead to increased regulation of greenhouse gases or other concerns relating to climate change. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Vessel Security Regulation

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”), came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The maritime security chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS. The ISPS is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must maintain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

●	onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;
●	onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
●	the development of vessel security plans;
●	a ship identification number to be permanently marked on a vessel’s hull;
●	a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
●	compliance with flag state security certification requirements.

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

Marshall Islands

Because we and our subsidiaries do not conduct business, transactions or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning record keeping and vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions KNOT UK receives from its subsidiary, distributions that such subsidiary receives from the operating subsidiaries, and distributions we receive from KNOT UK, are not expected to be subject to Marshall Islands taxation.

United States

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we are subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under an applicable treaty or Section 883 of the Code. Because our fleet is owned by subsidiaries resident in Norway, we expect that we qualify for an exemption from U.S. federal income tax on any U.S. source gross transportation income we earn by virtue of the application of the U.S.-Norway Tax Treaty, and we intend to take this position for U.S. federal income tax purposes. Moreover, we do not expect to earn any income that is effectively connected with the conduct of a trade or business in the United States.

Norway

We are treated as fiscally transparent for Norwegian tax purposes and expect to organize our affairs and conduct our business in a manner such that we, and our remaining subsidiaries that are not organized under the laws of the Kingdom of Norway, are not subject to a material amount of Norwegian taxes.

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway, and we have elected to be subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their owned vessels rather than income generated from operating the vessels (i.e., operating income), which is tax free. Based upon the net tonnage of our current vessels and the applicable rate of taxation, our Norwegian subsidiaries are liable for approximately $240,908 of Norwegian tonnage tax for the year ended December 31, 2020. In addition, under the tonnage tax regime, other income such as net financial income and expense (i.e. income not generated from operating the vessels) is subject to the regular corporate income tax rate.

On December 14, 2017, the Norwegian government concluded negotiations with the EFTA Surveillance Authority regarding the Norwegian tonnage tax regime, which has been approved for another ten years until 2027. Pursuant to the approval, Norway has introduced restrictions that eliminate the ability of companies that operate vessels under certain bareboat charters to qualify for the Norwegian tonnage tax regime. Companies that no longer qualify for the Norwegian tonnage tax regime will instead be subject to regular Norwegian corporate income tax. However, there are no limitations on intra-group bareboat chartering, as well as bareboat charters where crewing services are carried out by a related party. In order to constitute a related party, a minimum of 25% joint ownership/control is required according to the Norwegian General Taxation Act Section 8-13, paragraph 6. Because KNOT owns more than 25% of our partnership interests and owns 100% of KNOT Management and KNOT Management Denmark (which provide these crewing services to us), our bareboat charters are effectively seen as time charter services to the customer. If this related party situation is ended, other alternatives and possibly mitigating measures would need to be evaluated by the Partnership.

The United Kingdom's withdrawal and exit from EU, commonly referred to as "Brexit", took place on January 31, 2020. Even though the U.K. formally left the EU at that date, UK continued to follow the EU rules during a transition period, which ended on December 31, 2020. In order to meet any future national flag requirements pursuant to the Norwegian tonnage tax regime, we have reflagged some of our previously U.K.-flagged vessels to a EU/ European Economic Area ("EEA") flag. The national flagging requirement was not effective for the year ended December 31, 2020.

Further, as from January 1, 2021, as the Brexit transition period has ended, the domestic Norwegian legislation providing exemption of withholding tax on outbound dividends from KNOT Shuttle Tankers AS to KNOT UK is no longer applicable, as this exemption rule only includes dividend distributions to corporate shareholders within the EU/EAA. However, we expect that dividends from KNOT Shuttle Tankers AS to KNOT UK may still be exempt from withholding tax pursuant to the double tax treaty between Norway and the U.K.

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

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2020, KNOT employed (directly and through ship managers) approximately 640 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

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

The diagram below depicts our simplified organizational and ownership structure as of March 18, 2021.

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

Overview

We were formed in February 2013 as a limited partnership under the laws of the Republic of the Marshall Islands to own and operate shuttle tankers under long-term charters. Our initial fleet of shuttle tankers was contributed to us by KNOT, a leading independent owner and operator of shuttle tankers. Our current fleet consists of seventeen shuttle tankers. Under the Omnibus Agreement, we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years.

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. As of March 18, 2021, KNOT owned 26.2% of our common units, our general partner and our incentive distribution rights and our general partner owned a 1.85% general partner interest in us and 0.3% of our common units.

Significant Developments in 2020 and Early 2021

Extension of Torill Knutsen Charter

In April 2020, Eni Trading and Shipping S.p.A. (“Eni”) exercised two of its one-year options to extend the time charter of the Torill Knutsen until November 2022. In connection with the early exercise by Eni of its options, the Partnership granted Eni a further option to extend the time charter by one additional one-year period. Eni now has the option to extend the time charter by two one-year periods until November 2024.

The Windsor Knutsen Charter

In October 2020, the charterer of the Windsor Knutsen, a subsidiary of Royal Dutch Shell (“Shell”), sent its notice of redelivery, which resulted in the expiration of the charter and the Windsor Knutsen was redelivered on December 7, 2020. It was expected that the vessel would then undertake a number of short-term voyage contracts when the vessel reported a crack in its main engine block on December 12, 2020 and the vessel was placed off-hire. The Partnership’s hull and machinery insurance is expected to cover the cost of repairs and loss of hire insurance is expected to provide income at approximately the level earned during the vessel’s prior long-term charter, excepting a 14-day deductible period under the policy, up to and until the vessel is ready to return to service. Based on lead times for the manufacturing of necessary parts, logistics and the repair itself, we currently anticipate that the vessel will return to service in or around June 2021. We have agreed on the commercial terms for an expected one-year fixed time charter contract for the Windsor Knutsen (with potential options to extend the charter by one one-year period and then one six-month period) with a major oil company to commence in the third quarter of 2021.

Revolving Credit Facility

In November 2020, KNOT Shuttle Tankers AS entered into an agreement with Shinsei Bank for an unsecured revolving credit facility of $25 million. The facility matures in November 2023, bears interest at LIBOR plus a margin of 1.75% and has a commitment fee of 0.7% on the undrawn portion of the facility.

Sale Leaseback Agreement

On December 30, 2020, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, agreed to enter into a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The closing of the transaction occurred on January 19, 2021. The gross sales price was $94.3 million and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

New Charters for Tordis Knutsen, Vigdis Knutsen and Lena Knutsen

On December 8, 2020, the Partnership secured new three-year fixed contracts for the vessels, Tordis Knutsen, Vigdis Knutsen and Lena Knutsen, with a major oil company. The commencement of these new time charters range between May and December 2023, where it is the owner’s choice which of the vessels will be put forward and used under each charter. All three charters are for fixed periods of three years, however the third charter grants cancellation options to the charterer at the end of the first and the second years with penalties payable to the Partnership if exercised. The vessels will be marketed for short to mid-term charter business in the intervening period between the end of the vessels’ current fixed charters (in 2022) and the commencement of the abovementioned new fixed charters (in 2023), which period on average is currently estimated to be 15 months for each vessel.

Tove Knutsen Acquisition

On December 31, 2020, KNOT Shuttle Tankers AS acquired KNOT Shuttle Tankers 34 AS ("KNOT 34"), the company that owns the shuttle tanker Tove Knutsen from KNOT, for a purchase price of $117.8 million, less $93.1 million of outstanding indebtedness related to the Tove Knutsen, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tove Knutsen, minus other purchase price adjustments of $3.6 million. On the closing of the acquisition, KNOT 34 repaid $6.9 million of its indebtedness, leaving an aggregate of $86.3 million of debt outstanding under the secured credit facility related to the Tove Knutsen. The purchase price was settled in cash.

The Tove Knutsen is operating in Brazil under a seven-year time charter with Equinor. The charterer has options to further extend the charter for up to two two-year periods and nine one-year periods. The credit facility secured by the Tove Knutsen bears interest at an annual rate equal to LIBOR plus a margin of 1.75% and matures in September 2025.

Bodil Redelivery Notice

On March 9, 2021, the charterer of the Bodil Knutsen, Equinor did not notify us by this due date of its intention to exercise its option to extend the time charter for the vessel. The charter is currently expected to expire on April 9, 2021. As a result, we have begun marketing the vessel for long-term employment and intend for the vessel to be utilised in any intervening period in the short-term market, including in the contract of affreightment ('COA') market in the North Sea.

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

The table below compares the primary features of a time charter and a bareboat charter:

	Time Charter	Bareboat Charter
Typical charter length	One year or more	One year or more
Hire rate basis(1)	Daily	Daily
Voyage expenses(2)	Customer pays	Customer pays
Vessel operating expenses(2)	Owner pays	Customer pays
Off‑hire(3)	Varies	Customer typically pays
(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(3)	“Off-hire” refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during off-hire. Our bareboat charters do not contain such provisions.

Employment of Our Fleet

The following table describes the operations of the vessels in our fleet.

Vessel	Description of Historical Operations
Fortaleza Knutsen	Delivered in March 2011. Has operated under a long-term bareboat charter with a subsidiary of Transpetro since delivery. Included in the Partnership’s initial fleet.
Recife Knutsen	Delivered in August 2011. Has operated under a long-term bareboat charter with a subsidiary of Transpetro since delivery. Included in the Partnership’s initial fleet.
Bodil Knutsen

Delivered in February 2011. Completed an interim spot voyage and testing prior to commencing operations under a long-term time charter with Statoil (now Equinor) in May 2011. Included in the Partnership’s initial fleet.

Windsor Knutsen

Delivered in May 2007. Following completion of its retrofitting as a shuttle tanker, operated under a long-term time charter with a subsidiary of Shell from April 2011 until July 2014. From July 2014 operated under a charter with KNOT until the vessel commenced on a long term time charter with a subsidiary of Shell in October 2015. In March 2019, the vessel began operating under a charter with Knutsen Shuttle Tankers Pool AS that ended in April 2020, when it was redelivered to Shell. In October 2020, Shell sent its notice of redelivery, which resulted in the expiration of the charter. The Windsor Knutsen was redelivered on December 7, 2021. It was expected that the vessel would then undertake a number of short-term voyage contracts when the vessel reported a crack in its main engine block on December 12, 2020 and the vessel was placed off-hire. Based on lead times for the manufacturing of necessary parts, logistics and the repair itself, we currently anticipate that the vessel will return to service in or around June 2021. We have agreed on the commercial terms for an expected one-year fixed time charter contract for the Windsor Knutsen (with potential options to extend the charter by one one-year period and then one six-month period) with a major oil company to commence in the third quarter of 2021.

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

Raquel Knutsen	Delivered in March 2015 and commenced on long-term time charter with Repsol in June 2015. Acquired by the Partnership in December 2016.
Tordis Knutsen	Delivered in November 2016 and commenced on long term time charter with a subsidiary of Shell in January 2017. Acquired by the Partnership in March 2017.
Vigdis Knutsen	Delivered in February 2017 and commenced on long-term time charter with a subsidiary of Shell in April 2017. Acquired by the Partnership in June 2017.
Lena Knutsen	Delivered in June 2017 and commenced on long term time charter with a subsidiary of Shell in September 2017. Acquired by the Partnership in September 2017.
Brasil Knutsen	Delivered in May 2013 and commenced on long-term time charter with Galp in June 2015. Acquired by the Partnership in December 2017.
Anna Knutsen	Delivered in March 2017 and commenced on long term time charter with Galp in May 2017. Acquired by the Partnership in March 2018.
Tove Knutsen	Delivered in September 2020 and commenced on long term time charter with Equinor in December 2020. Acquired by the Partnership in December 2020.

Market Overview and Trends

As of March 1, 2021, the shuttle tanker market consisted of approximately 89 vessels (including 13 newbuilds on order) characterized by long-term charters with offshore oil producers. Most shuttle tankers operate in the North Sea or offshore Brazil. Demand for shuttle tankers is based on offshore oilfield development and prior to mid-2014, higher oil prices and a positive long-term offshore oil outlook led to increased activity. During 2015-2018, oil companies delayed certain oil production start-ups in both the North Sea and Brazil however there were increased project startups again in 2019. Then, following announcements made during the COVID-19 crisis in 2020 by many of the large oil exploration and production companies, near-term capital expenditure cuts were again seen, delaying many new developments in Brazil and the North Sea by an expected 12 - 24 months. These announcements also indicated to the Partnership that these projects would not be cancelled. This assumption is supported by the relatively low costs of oil production in the North Sea and especially Brazil, the rebound in both oil prices and, to a degree, current global oil demand and FPSO activity, particularly in Brazil. Although we believe that these delays have softened the short-term market for shuttle tankers, we believe that demand and supply will, notwithstanding, remain largely in balance until such time as the delays are resolved and we believe that demand for existing and for newbuild shuttle tankers will continue to be driven over the long term, based on the requirement to replace older tonnage in the North Sea and Brazil and from further expansion of deep and ultra-deep water offshore oil production in areas such as Pre-salt Brazil and the Barents Sea. We therefore remain positive with respect to the mid-to-long-term outlook for the growth in demand for shuttle tankers and the opportunities that this will present.

The statements in this “Market Overview and Trends” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—Risk Factors.”

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

●	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to our acquisitions of the Carmen Knutsen, the Hilda Knutsen,the Torill Knutsen , the Dan Cisne , the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen and the Tove Knutsen.
●	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”
●	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 10—Derivative Instruments in the consolidated financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.

●	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars. Approximately 66%, 64% and 51% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 21%, 26% and 27% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”), for the years ended December 31, 2020, 2019 and 2018, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.
●	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries are subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen and our acquisition in 2017 of the shares in the subsidiary that owns the Lena Knutsen.. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller's tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate has been reduced from 23% in 2018 to 22% in 2019 and 2020.
●	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject only to Norwegian tonnage tax rather than a combination of ordinary taxation and tonnage taxation as reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, the tonnage tax is based on the tonnage of the vessel, and operating income is tax free. Tonnage tax is calculated based on the vessel’s net tonnage (in thousands), according to its certificate, multiplied by the days in operation and the applicable dayrate. The net financial income and expense remains taxable as ordinary income tax at the regular corporate income tax rate of 22% for Norwegian subsidiaries subject to the tonnage tax regime.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;
●	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;
●	whether our customers, exercise their options to extend their time charters;
●	the length and severity of the COVID-19 outbreak;
●	the number and availability of our vessels;
●	the level of demand for shuttle tanker services;
●	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;
●	the effective and efficient technical management of our vessels;

●	our ability to obtain and maintain major oil and gas company approvals and to satisfy their technical, health, safety and compliance standards;
●	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;
●	fluctuations in the price of oil;
●	interest rate changes;
●	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;
●	foreign currency exchange gains and losses;
●	our access to capital required to acquire additional vessels and/or to implement our business strategy;
●	increases in crewing and insurance costs;
●	the level of debt and the related interest expense; and
●	the level of any distribution on our common units.

Please read “Item 3. Key Information—Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Time Charter and Bareboat Revenues. The Partnership’s time charter contracts include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customers. The bareboat element is accounted for as an operating lease on a straight-line basis over the term of the charter, while the service element consisting of the operation of the vessel is recognized over time as the services are delivered. Revenue from time charters is recognized net of any commissions and is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of a vessel to the charterer, until the end of the contract period. Under bareboat charters, the Partnership provides a specified vessel for a fixed period of time at a specified day rate and the Partnership recognizes revenues from bareboat charters as operating leases on a straight-line basis over the term of the charter, net of any commissions. Revenues are affected by hire rates and the number of days a vessel operates as well as the mix of business between time charters and bareboat charters.

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

Customers

In the years ended December 31, 2020, 2019 and 2018, revenues from the following customers accounted for over 10% of our revenues:

	Year Ended December 31,
(U.S. Dollars in thousands)	2020		2019		2018
Eni Trading and Shipping S.p.A.	$44,175	16%	$44,610	16%	$43,955	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,235	16%	45,116	16%	45,115	17%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	33,947	12%	36,346	13%	36,978	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	76,959	28%	66,199	23%	81,816	29%
Galp Sinopec Brasil Services BV	35,684	13%	35,541	13%	30,029	11%

A. Operating Results

Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2020	2019	Change	% Change
Time charter and bareboat revenues	$278,581	$282,502	$(3,921)	(1)%
Other income	641	59	582	986%
Vessel operating expenses	61,005	60,129	876	1%
Depreciation	89,743	89,844	(101)	—%
General and administrative expenses	5,392	4,858	534	11%
Interest income	125	865	(740)	(86)%
Interest expense	31,645	50,735	(19,090)	(38)%
Other finance expense	705	845	(140)	(17)%
Realized and unrealized gain (loss) on derivative instruments	(25,679)	(17,797)	(7,882)	44%
Net gain (loss) on foreign currency transactions	57	(252)	309	(123)%
Income tax benefit (expense)	(10)	(9)	(1)	11%
Net income	65,225	58,957	6,268	11%

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2020 were $278.6 million, a decrease of $3.9 million compared to $282.5 million for the year ended December 31, 2019. The decrease was principally due to (i) reduced revenue from the Raquel Knutsen due to a planned drydocking in first quarter of 2020, (ii) lower utilization for the Windsor Knutsen, which was redelivered in December 2020 and (iii) decreased earnings from the Bodil Knutsen due to its reduced daily rate from May 2019 when the vessel began operating under its new time charter option. This was partially offset by one extra operational day in the year ended December 31, 2020 compared to the year ended December 31, 2019 because of the leap year.

Other Income. Other income for the year ended December 31, 2020 was $0.6 million, an increase of $0.6 million compared to $59,000 for the year ended December 31, 2019. The increase was primarily due to additional income related to the Raquel Knutsen as a result of an agreement with the charterer where we carried cargo from Brazil to Europe on the drydocking voyage in connection with the scheduled drydocking. As a result, the Partnership received $0.6 million for this extra voyage and the additional revenue has been classified as other income.

Vessel Operating Expenses. Vessel operating expenses for the year ended December 31, 2020 were $61.0 million, an increase of $0.9 million from $60.1 million in the year ended December 31, 2019. The increase was primarily due to Raquel Knutsen’s scheduled drydocking and incurrence of $0.8 million related to bunkers consumption in the year ended December 31, 2020 and increased costs due to one extra operational day in 2020.

Depreciation. Depreciation for the year ended December 31, 2020 was $89.7 million, a decrease of $0.1 million from $89.8 million in the year ended December 31, 2019.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2020 were $5.4 million, compared to $4.9 million for 2019. The increase is mainly due to increased insurance premiums for the Partnership in 2020 compared to the year ended December 31, 2019.

Interest Income. Interest income for the year ended December 31, 2020 was $0.1 million compared to $0.9 million for the year ended December 31, 2019.

Interest Expense. Interest expense for the year ended December 31, 2020 was $31.6 million, a decrease of $19.1 million from $50.7 million for the year ended December 31, 2019. The decrease was mainly due to lower LIBOR rate on average and decreased leverage for the entire fleet.

Other Finance Expense. Other finance expense for the year ended December 31, 2020 was $0.7 million, a decrease of $0.1 million from $0.8 million for the year ended December 31, 2019. Other finance expenses are primarily related to bank fees and guarantee commissions.

Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized loss on derivative instruments for the year ended December 31, 2020 was $25.7 million, compared to a loss of $17.8 million for the year ended December 31, 2019, as set forth in the table below:

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2020	2019	$ Change
Realized gain (loss):
Interest rate swap contracts	$(3,528)	$3,812	$(7,340)
Foreign exchange forward contracts	(109)	(2,933)	2,824
Total realized gain (loss):	(3,637)	879	(4,516)
Unrealized gain (loss):
Interest rate swap contracts	(21,795)	(20,663)	(1,132)
Foreign exchange forward contracts	(247)	1,987	(2,234)
Total unrealized gain (loss):	(22,042)	(18,676)	(3,366)
Total realized and unrealized gain (loss) on deriviative instruments:	$(25,679)	$(17,797)	$(7,882)

The increase in net realized and unrealized loss on derivative instruments was mainly due to a decrease in the US swap interest rate.

Net Gain (Loss) on Foreign Currency Transactions. Net gain on foreign currency transactions for the year ended December 31, 2020 was $57,000, compared to a loss of $0.3 million for the year ended December 31, 2019.

Income Tax Benefit (Expense). Income tax expense for the year ended December 31, 2020 was $10,000 compared to an income tax expense of $9,000 for the year ended December 31, 2019.

Net Income. As a result of the foregoing, we earned net income of $65.2 million for the year ended December 31, 2020 compared to net income of $59.0 million for the year ended December 31, 2019.

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

See "Item 5. Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018" in our Annual Report on Form 20-F for the year ended December 31, 2019 (our "2019 20-F") for a discussion of our results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018 and other financial information related to the year ended December 31, 2018.

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

We estimate that we will spend in total approximately $51.1 million for drydocking and classification surveys for the thirteen vessels under time charters in our fleet as of December 31, 2020 between 2021 and 2025. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel's ordinary trading area to the drydocking yard.

On November 20, 2020, the Partnership entered into an agreement with Shinsei Bank, Limited for an unsecured revolving credit facility of $25 million. The facility will mature in November 2023, bears interest at LIBOR plus a margin of 1.75% and has a commitment fee of 0.7% on the undrawn portion of the facility.

On December 30, 2020, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, agreed to enter into a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The closing of the transaction occurred on January 19, 2021. The gross sales price was $94.3 million and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

As of December 31, 2020, the Partnership had available liquidity of $73.3 million, which consisted of cash and cash equivalents of $52.6 million and availability under the revolving credit facilities of $20.7 million. As of March 18, 2021, the revolving credit facilities had an aggregate undrawn capacity of $55 million.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2020, the Partnership's net current liabilities were $147.5 million. Included in current liabilities are $184.2 million short term loan obligations that mature before December 31, 2021 and are therefore, presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including amounts available to be drawn under the revolving credit facilities of $55 million as of March 18, 2021, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters. Our annual estimated maintenance and replacement capital expenditures are currently $70.5 million per year, which is comprised of $60.9 million for replacing our current vessels at the end of their useful lives and $9.6 million for drydocking maintenance and classification surveys. We are required to deduct estimated maintenance and replacement capital expenditures from operating surplus in order to determine our distributable cash flow.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
(U.S. Dollars in thousands)	2020	2019	2018
Net cash provided by operating activities	$169,241	$165,692	$148,646
Net cash used in investing activities	(21,433)	—	(15,493)
Net cash used in financing activities	(139,260)	(163,849)	(137,376)
Effect of exchange rate changes on cash	510	(30)	(169)
Net increase (decrease) in cash and cash equivalents	9,058	1,813	(4,392)
Cash and cash equivalents at the beginning of the period	43,525	41,712	46,104
Cash and cash equivalents at the end of the period	52,583	43,525	41,712

Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $3.5 million to $169.2 million for the year ended December 31, 2020 compared to $165.7 million for year ended December 31, 2019. The increase was mainly due to reduced interest payments due to a lower LIBOR rate on average for the year ended December 31, 2020 compared to the year ended December 31, 2019. This was partially offset by increased drydocking expenditures in 2020 compared to 2019 and an increase in working capital elements.

Net Cash Used in Investing Activities

Net cash used in investing activities was $21.4 million for the year ended December 31, 2020 compared to $nil million for the year ended December 31, 2019. Net cash used in investing activities in 2020 of $21.4 million was mainly due to the acquisition of the Tove Knutsen for which we paid a net cash amount equal to the difference between the purchase consideration of $117.8 million and the $93.1 million of outstanding indebtedness plus approximately $0.8 million for certain capitalized fees related to the financing of the vessel and minus other purchase price adjustments of

$3.6 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Tove Knutsen of $0.8 million.

Net Cash Used in Financing Activities

Net cash used in financing activities during the year ended December 31, 2020 was $139.3 million and mainly related to the following:

●	Proceeds from drawdowns under two revolving credit facilities of $33 million;

This was offset by the following:

●	Repayment of long-term debt of $92.8 million; and
●	Payment of cash distributions to unitholders of $79.3 million, of which $7.2 million was distributions to Series A Preferred Units.

Net cash used in financing activities during the year ended December 31, 2019 was $163.8 million and mainly related to the following:

●	Repayment of long-term debt of $84.5 million; and
●	Payment of cash distributions to unitholders of $79.3 million, of which $7.2 million was distributions to Series A Preferred Units.

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our 2019 20-F for a discussion of changes in our cash flows from 2019 to 2018 and other financial information related to 2018.

Borrowing Activities

Long-Term Debt. As of December 31, 2020 and 2019, our long-term debt consisted of the following:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2020	2019
$320 million loan facility	Windsor Knutsen, Bodil
	Knutsen, Carmen Knutsen,
	Fortaleza Knutsen, Recife
	Knutsen, Ingrid Knutsen	$252,245	$282,360
$55 million revolving credit facility		34,279	26,279
Hilda loan facility	Hilda Knutsen	78,462	84,615
Torill loan facility	Torill Knutsen	81,667	88,333
$172.5 million loan facility	Dan Cisne, Dan Sabia	58,340	70,739
Raquel loan facility	Raquel Knutsen	52,725	57,955
Tordis loan facility	Tordis Knutsen	75,871	80,931
Vigdis loan facility	Vigdis Knutsen	77,136	82,196
Lena loan facility	Lena Knutsen	75,950	80,850
Brasil loan facility	Brasil Knutsen	50,997	57,281
Anna loan facility	Anna Knutsen	62,196	66,274
Tove loan facility	Tove Knutsen	86,250	—
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	—
Total long‑term debt		$1,036,118	$1,002,813
Less: current installments		186,723	85,945
Less: unamortized deferred loan issuance costs		2,535	2,492
Current portion of long‑term debt		184,188	83,453
Portion due after one year		849,395	916,868
Less: unamortized deferred loan issuance costs		3,238	4,925
Long‑term debt, less current installments, and unamortized deferred loan issuance costs		$846,157	$911,943

The Partnership’s outstanding debt of $1,036.1 million as of December 31, 2020 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment	Total
2021	90,912	95,811	186,723
2022	75,577	236,509	312,086
2023	59,902	235,185	295,087
2024	18,240	123,393	141,633
2025	4,583	96,006	100,589
2026	—	—	—
Total	$249,214	$786,904	$1,036,118

As of December 31, 2020, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.4%. See Note 2(f)—Financial Income (Expense) in the consolidated financial statements included in this Annual Report.

$320 Million Term Loan Facility and $55 Million Revolving Credit Facility

In September 2018, the Partnership’s subsidiaries which own the Windsor Knutsen , the Bodil Knutsen , the Fortaleza Knutsen , the Recife Knutsen , the Carmen Knutsen and the Ingrid Knutsen (“the Vessels”), entered into new senior secured credit facilities (the “Multi-vessels Facility”) in order to refinance their existing long term bank debt. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a final payment at maturity in September 2023 of $177 million, which includes the balloon payment and last quarterly installment. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels.

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

The Multi-vessels Facility contains the following financial covenants:

●	Positive working capital of the borrowers and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the Multi Vessel Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrowers and the guarantors were in compliance with all covenants under this facility.

Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen , entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The New Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

The Hilda Facility contains the following primary financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 110% of the outstanding loan under the Hilda Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Torill Loan Facility

In January 2018, the Partnership’s subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen , entered into a new $100 million senior secured term loan facility (the “Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility replaced a $117 million secured loan facility, which was due to be paid in full in October 2018. The Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The Torill Facility contains the following primary financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessel is less than 110% of the outstanding loan under the Torill Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantor were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership’s acquisition of the Dan Cisne , in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”).

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia . The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity in September 2023 and January 2024, respectively.

The Dan Cisne Facility and Dan Sabia Facility contain the following financial covenants:

●	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and
●	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels are less than 125% of the respective loan, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrowers and the guarantor were in compliance with all covenants under this facility.

Raquel Loan Facility

In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the "Raquel Facility"). The Raquel Facility was repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bore interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility was secured by a vessel mortgage on the Raquel Knutsen. The Raquel Knutsen , assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility. On January 21, 2021, the Raquel Facility was paid in full.

Raquel Sale and Leaseback

On December 30, 2020, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, agreed to enter into a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The closing of the transaction occurred on January 19, 2021. The gross sales price was $94.3 million and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

Tordis Loan Facility

In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen , as the borrower, entered into a secured loan facility (the “Tordis Facility”). As of the time of the acquisition of the Tordis Knutsen on March 1, 2017, the aggregate amount outstanding under the facility was $114.4 million. The Tordis Facility is repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity in November 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Tordis Knutsen . The Tordis Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Tordis Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;

●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the Tordis Knutsen, Vigdis Knutsen and Lena Knutsen is less than 130% of the outstanding balance under the Tordis Facility, Vigdis Facility and Lena Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The Vigdis Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the Tordis Knutsen, Vigdis Knutsen and Lena Knutsen is less than 130% of the outstanding balance under the Tordis Facility, Vigdis Facility and Lena Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Lena Loan Facility

In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen , as the borrower, entered into a secured loan facility (the “Lena Facility”). The Lena Facility is repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity in June 2022. The Lena Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility is secured by a vessel mortgage on the Lena Knutsen . The Lena Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Lena Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the Tordis Knutsen, Vigdis Knutsen and Lena Knutsen is less than 130% of the outstanding balance under the Tordis Facility, Vigdis Facility and Lena Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Brasil Loan Facility

In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen , as the borrower, entered into a secured loan facility (the “Brasil Facility”). The Brasil Facility is repayable in quarterly installments with a final balloon payment of $40.0 million due at maturity in July 2022. The Brasil Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility is secured by a vessel mortgage on the Brasil Knutsen . The Brasil Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Brasil Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of eight (8) vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of twelve (12) vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessel is less than 125% of the outstanding loan first four years and 135% thereafter, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Anna Loan Facility

In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen , as the borrower, entered into a secured loan facility (the “Anna Facility”). The Anna Facility is repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity in March 2022. The Anna Facility bears interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility is secured by a vessel mortgage on the Anna Knutsen . The Anna Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Anna Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessel is less than 130% of the outstanding loan, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Tove Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS, the subsidiary owning the Tove Knutsen, as the borrower, entered into a secured loan facility (the "Tove Facility"). The Tove Facility is repayable in quarterly installments with a final balloon payment of $65.5 million due at maturity in September 2025. The Tove Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Tove Knutsen, assignments of earnings, charterparty contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the Tove Facility.

The Tove Facility contains the following financial covenants:

●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tove Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of vessel falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility with NTT

In June 2019, KNOT Shuttle Tankers AS extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2021, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

$25 Million Revolving Credit Facility with Shinsei

In November 2020, KNOT Shuttle Tankers AS entered into an unsecured revolving credit facility with Shinsei Bank. The facility will mature in November 2023, bears interest at LIBOR plus a margin of 1.75% and has a commitment fee of 0.7% on the undrawn portion of the facility.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2020, the Partnership's net exposure to floating interest rate fluctuations on its outstanding debt was approximately $467.3 million based on total interest-bearing debt outstanding of $1,036.1 million, less interest rate swaps of $516.2 million, less cash and cash equivalents of $52.6 million. Our interest rate swap contracts mature between February 2022 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.88%.

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

Vessel Market Values

In “Vessel Lives and Impairment” above, we discuss our policy for assessing impairment of the carrying value of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying value.

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,709 million as of December 31, 2020. With respect to the vessels, based on broker valuations as of December 31, 2020 on a charter free basis, we believe the aggregate market value of these vessels was less than their aggregate carrying value as of that date. We believe the aggregate amount of this deficit as of December 31, 2020 for the vessels was approximately $112 million. These vessels do, however, have fixed rate charter contracts. An impairment loss is recognized if there are indicators of impairment present and the undiscounted cash flows are less than the carrying amount. We have as of December 31, 2020 not recorded impairment charges for any of our vessels.

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

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking or estimated useful life of drydock expenditures. While we typically drydock our vessels every 60 months until the vessel is 15 years old and every 30 months thereafter, we may drydock the vessels at an earlier date. In addition, certain repair and maintenance items performed during a drydock may be expensed where we judge the cost to be routine in nature.

Effect if Actual Results Differ from Assumptions. A change in our estimate of the useful life of a drydock will have a direct effect on our amortization of drydocking expenditures.

Purchase Price Allocation, Including Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill, if the purchase is a business acquisition. Certain intangible assets, such as above-market contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results.

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

Judgments and Uncertainties. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2020 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2020, we determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2020 and 2019, we had a valuation allowance for deferred tax assets of $20.9 million and $17.3 million, respectively.

Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The new guidance is applicable to financial assets measured at amortized cost, including trade receivables, contract assets and net investment in financing leases and was effective for the Partnership from January 1, 2020, with a modified-retrospective approach. The adoption of ASU 2016-13 did not have a material impact on the consolidated financial statements.

There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year

New Accounting Standards Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership is evaluating the impact of the guidance on the consolidated financial statements.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership..

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

Please read “Item 5. Operating and Financial Review and Prospects—Market Overview and Trends.”

E. Off-Balance Sheet Arrangements

At December 31, 2020, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2020:

	Payments Due by Period
		Less than			More than
(U.S. Dollars in thousands)	Total	1 Year	1‑3 Years	4‑5 Years	5 Years
Long‑term debt	$924,868	$182,356	$573,439	$169,073	$—
Interest commitments on long‑term debt(1)	45,697	20,838	22,722	2,137	—
Interest rate swaps(2)	27,714	6,821	11,364	7,722	1,807
Operating lease commitments	1,566	703	761	102	—
Total	$999,845	$210,718	$608,286	$179,034	$1,807
(1)	The interest commitments on long-term debt have been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2020, plus the applicable margin for all periods presented.
(2)	We have entered into interest rate swap contracts and under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest and payments and make fixed interest rate payments. The interest commitments on interest rate swaps have been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2020.

G. Safe Harbor

Please read “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	70	Chairman of the Board of Directors
Gary Chapman	46	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	75	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	73	Director and Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	73	Director and Member of the Audit Committee
Richard Beyer	51	Director
Junya Omoto	51	Director
Simon Bird	61	Director and Member of the Conflicts Committee

Trygve Seglem has served as Chairman of our board of directors since 2013. Mr. Seglem is the owner of TSSI, which is a 50% owner of KNOT. In addition, Mr. Seglem served as President of the Norwegian Shipowners’ Association from 2006 through 2008. Mr. Seglem began his career at Statoil at its inception and has been involved in the development of offshore loading tankers since 1975. In 1984, Mr. Seglem became the project director and a part owner, through TSSI, of the Knutsen Group. In September 2008, Mr. Seglem became the sole owner of the shuttle tanker operations of the Knutsen Companies. Mr. Seglem has a degree from Newcastle University.

Hans Petter Aas has served on our board of directors since 2013, and currently serves as the Chairman of the Audit Committee and as a member of the Conflicts Committee. Mr. Aas has had a long career as a banker in the international shipping and offshore markets and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA in August 2008. Mr. Aas joined DnB NOR Bank ASA (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is currently a member of the board of directors of Gearbulk Holding Ltd. Mr. Aas has a degree from the Norwegian School of Economics and Business Administration.

Edward A. Waryas, Jr. has served on our board of directors and as a member of the Conflicts Committee since 2013, and as a member of the Audit Committee since 2015. He was Vice President—Marine Business Development for Lloyd’s Register North America, Inc. where he was responsible for marine business development, account management, marketing and product development in North America. Prior to joining Lloyd’s Register North America, Inc. in 2000, Mr. Waryas was President of the marine division of Clay Marketing & Public Relations, Inc., as well as President of Windward Maritime, LLC, a maritime consultancy company. In the 1990s, Mr. Waryas was Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to these positions, Mr. Waryas was a U.S. Coast Guard licensed engineer for Mobil Shipping & Transportation Company. While at Mobil Shipping & Transportation Company, Mr. Waryas served as chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas is a member of the North American panel for Intertanko and a former member of American Petroleum Institute’s Marine Committee. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

Andrew Beveridge has served on our board of directors and as a member of the Audit Committee since 2013. Mr. Beveridge also serves as a director of KNOT UK, a position he has held since 2013. He is an entrepreneur with a track record of running capital-intensive businesses in the offshore service and shipping industries. From 2006 to 2008, Mr. Beveridge was the Deputy Managing Director and Business Development Manager of Fugro Rovtech Ltd, a shipping and remotely operated vehicle (“ROV”) company. From 1996 to 2006, Mr. Beveridge was the Managing Director of Rovtech Ltd., a company that specializes in the operation of underwater ROVs and the ships they deploy in the oil service and underwater cable-burial industries. Prior to 1996, Mr. Beveridge held various positions as the Managing Director, commercial director or manager of Slinsgby Engineering Ltd, HMB Subwork Ltd, Star Offshore Services Ltd, Cunard Steamship Co Ltd and Offshore Marine Ltd. Mr. Beveridge has an engineering degree from Trinity College, Cambridge.

Richard Beyer has served on our board of directors since April 2017 when he was appointed by our general partner to replace Mr. Hiroaki Nishiyama as an appointed director. Mr. Beyer has served as Deputy Director of KNOT since 2011, has been a member of the board of directors of the Partnership’s general partner and KNOT UK since 2013 and is a director of NYK Group Europe Limited and NYK Energy Transport (Atlantic) Limited. Before joining NYK Group in 2007, Mr. Beyer was a Senior Legal Adviser to BP Shipping Limited. Mr. Beyer was admitted as an English solicitor in 1995.

Junya Omoto has served on our board of directors since April 2020. Mr. Omoto has served as the General Manager, Offshore Business Group, for NYK since April 1, 2020 and from 2016 was previously Deputy General Manager of NYK’s Offshore Business Group. Mr. Omoto joined NYK in 1993 and until 2006 he served in the Container and Logistics divisions in Japan and Hong Kong. In 2007, Mr. Omoto joined the Petroleum group and from 2010 he acted as Manager of the LNG Group. Mr. Omoto graduated from the University of Tokyo, Faculty of Law.

Simon Bird has served on our board of directors since May 2015 and currently serves as a member of the Conflicts Committee. Mr. Bird is currently Director Humber for Associated British Ports, a board role, having taken up this position in September 2015. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held senior positions at British Aerospace plc, Thorn EMI plc and Philips. Prior to his industrial career, Mr Bird served in the Royal Navy and Her Majesty’s Diplomatic Service. Mr. Bird is also a director of the Humber Local Enterprise Partnership, a public/private body. Mr Bird holds a Honorary Commission in the Royal Naval Reserve in the rank of Captain.

Gary Chapman has served as our and KNOT UK's Chief Executive Officer and Chief Financial Officer since June 2019. From 2008 to 2017, Mr. Chapman served as the Finance Director of NYK's energy transport business in the EMEA region and from 2003 to 2008 was the European Head of Tax for the NYK Group in Europe. Prior to 2003, Mr. Chapman served in various audit and tax roles for KPMG, including as a member of the Oil and Gas group. From 2017 to 2019, Mr. Chapman served as the Chief Financial Officer of Biggin Hill Airport Ltd, a private business aviation airport in London. Mr. Chapman is a fellow of the Institute of Chartered Accountants in England and Wales and holds a degree in Economics from Loughborough University.

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

Executive Compensation

Pursuant to the administrative services agreement, Gary Chapman, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Chapman is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2020, we incurred total costs, expenses and fees under this agreement of approximately $1.5 million (which includes $1.0 million that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Chapman entered into an employment agreement with KNOT UK effective June 1, 2019. Pursuant to the employment agreement, Mr. Chapman serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 240,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), 30 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Chapman’s employment may be terminated on 6 months’ prior written notice by either Mr. Chapman or KNOT UK. In addition, Mr. Chapman’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Chapman on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Chapman from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2020, Mr. Chapman received $307,088 in total compensation. In addition, an accrual of $nil for 2020 was made to cover insurance and pension expenses for Mr. Chapman.

Compensation of Directors

Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2020 each of our directors and our Chairman received aggregate compensation of $75,000. This amount is expected to increase to $80,000 for the year ending December 31, 2021. Members of the audit and conflicts committees each received a committee fee of $12,000 and the Chairman of each such committee received a fee of $15,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, Richard Beyer, Junya Omoto, Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Beyer and Mr. Omoto have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2021. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2022. Mr. Beveridge is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2023. Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2024. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2020, we directly employed one onshore employee and no seagoing employees. As of December 31, 2020, KNOT, through subsidiaries and affiliated companies, employed approximately 640 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

Other than those common units in which Trygve Seglem may be deemed to share beneficial ownership, as of March 18, 2021, there were no common units beneficially owned by our current directors or executive officer. Please read “Item 7. Major Unitholders and Related Party Transactions—Major Unitholders.”

Item 7. Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership of our common units as of March 18, 2021 by each person that we know to beneficially own more than 5.0% of our common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units
	Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	8,657,868	26.5%
Offshore Merchant Partners Asset Yield Fund L.P.(2)	2,199,583	6.3%
Invesco Ltd.(3)	1,776,804	5.4%
(1)	KNOT is a joint venture between TSSI and NYK Europe, each of which owns a 50% interest in KNOT. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding AS (“Seglem Holding”), of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the 8,657,868 common units held by KNOT and our general partner.
(2)	Offshore Merchant Partners Asset Yield Fund L.P. has shared voting and dispositive power as to 2,199,583 common units. Represents 2,199,583 common units into which the Series A Preferred Units owned by OMP AY Preferred Limited were convertible as of September 30, 2020, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. This information is based on the Schedule 13G/A filed by Offshore Merchant Partners Asset Yield Fund L.P. on February 5, 2021.

(3)	Invesco Ltd. has sole voting power and dispositive power as to 1,776,804 common units. This information is based on the Schedule 13G filed by Invesco Ltd. on February 12, 2021.

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

As of March 18, 2021, we had 3,750,000 Series A Preferred Units issued and outstanding, of which 2,083,333 units, 1,250,000 units and 416,677 units are held by OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP., respectively.

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

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of 26.5% of our common units as of March 18, 2021.

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to since January 1, 2018 are discussed below.

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

KNOT also indemnifies us for liabilities related to:

●	certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arose before April 15, 2018 (or, in the case of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, within three years after our purchase of the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen, as applicable); and
●	certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

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

Windsor Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On December 17, 2018, our subsidiary that owns the Windsor Knutsen, KNOT Shuttle Tankers 18 AS, entered into a time charter contract with Knutsen Shuttle Tankers Pool AS, a wholly owned subsidiary of KNOT. Under the time charter contract with Knutsen Shuttle Tankers Pool AS, the Windsor Knutsen has been operating on the same terms as its existing time charter contract with Shell during the suspension period of the time charter contract. The suspension period commenced March 4, 2019 and ended April 3, 2020, when the vessel was redelivered to Shell.

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

The administrative services agreement may be terminated by any party upon 90 days’ notice for any reason. Under the administrative services agreement, Gary Chapman, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Chapman is responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors has the ability to terminate the arrangement with KNOT UK regarding the provision of executive officer services to us with respect to Mr. Chapman at any time in its sole discretion.

The administrative services provided by KNOT UK include:

●	commercial management services: assistance with our commercial management and the execution of our business strategies, although KNOT UK does not make any strategic decisions;
●	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;
●	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;
●	administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to our partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;
●	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith;
●	advisory services: assistance in complying with United States and other relevant securities laws;
●	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and
●	assistance with the integration of any acquired businesses.

Each quarter, we reimburse KNOT UK, and KNOT UK reimburses KOAS UK, KOAS and KNOT Management, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services under the administrative services agreement. In addition, KNOT UK, KOAS UK, KOAS and KNOT Management, as applicable, receives a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred by them in connection with providing services. Amounts payable by us under the administrative services agreement must be paid on a monthly basis within 30 days after receipt of an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

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

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen and the Tove Knutsen, which operate under time charters, is subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee. Please read “—Management and Administration Agreements”.

Management services. Each of the technical management agreements requires that KNOT Management and its subcontractors use their best endeavors to perform the following management services:

●	the provision of suitably qualified crew in accordance with International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended, and the attendance to all matters pertaining to discipline, labor relations, welfare and amenities of the crew;
●	the provision of technical management, including arranging and supervising drydockings, maintenance and repairs of the vessel, arranging for the supply of stores, spares and lubricating oil, appointing surveyors and technical consultants and developing, implementing and maintaining a Safety Management System in accordance with the ISM Code;
●	the provision of applicable documentation and compliance with applicable regulations;
●	the establishment of an accounting system that meets the requirements of the owner, provides regular accounting services and supplies reports and records and the maintenance of records of costs and expenditures incurred, as well as data necessary for the settlement of accounts between the parties;
●	the arrangement for the supply of provisions and necessary stores;
●	the handling and settlement of claims arising out of the management services;
●	the arrangement for the provision of bunker;
●	the arrangement of the loading and discharging and all related matters, subject to the provisions of the time charters;
●	the arrangement of all insurances;
●	the giving of instructions to the master and officers, subject to the provisions of the time charters; and
●	the arrangement of the lay-up of each vessel.

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

Annual management fee. Pursuant to each of the technical management agreements, each of KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, Knutsen Shuttle Tankers 13 AS, Knutsen Shuttle Tankers 14 AS, Knutsen Shuttle Tankers 15 AS, Knutsen NYK Shuttle Tankers 16 AS, Knutsen Shuttle Tankers 19 AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 32 AS , KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 34 AS as owners, paid a fee of $0.62 million per year for 2020 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2021 has been set at $0.66 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

Term. Each of the technical management agreements for the Windsor Knutsen and the Bodil Knutsen continues indefinitely until terminated by either party after giving three months’ written notice. Each of the technical management agreements for the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen and the Tove Knutsen continues indefinitely until terminated by either party after giving six months’ notice.

Automatic termination and termination by either party. Each technical management agreement terminates or is deemed to be terminated if:

●	the vessel is sold, requisitioned, declared a constructive, compromised or arranged total loss or becomes a total loss; or
●	an order is made or a resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation), a receiver is appointed or either party suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

Termination by the manager. Under each technical management agreement, the manager may terminate the agreement with immediate effect by written notice if:

●	any money payable to the manager pursuant to the agreement has not been paid within a specified period of days after demand by the manager for payment or the vessel is repossessed by the mortgagees; or
●	the owner proceeds with the employment of or continues to employ the vessel (1) in the carriage of contraband, blockade running or an unlawful trade or (2) on a voyage that in the reasonable opinion of the applicable manager is unduly hazardous or improper. The manager may only terminate if the owner is given notice of such default and fails to cure within a reasonable time to the satisfaction of the manager.

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

Management and Administration Agreements

The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements pursuant to which the subsidiaries that own and operate these vessels paid an annual fee in 2020 of $0.06 million for the Recife Knutsen and the Fortaleza Knutsen and an annual fee in 2020 of $0.02 million for the Dan Sabia and the Dan Cisne to either KNOT Management or KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual fee for 2021 has been set at $0.07 million for the Recife Knutsen and the Fortaleza Knutsen and $0.03 million for the Dan Sabia and the Dan Cisne. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements continue indefinitely until terminated by either party after giving two months’ written notice, in the case of the Dan Sabia and Dan Cisne agreements or three months’ written notice, in the case of the Recife Knutsen and Fortaleza Knutsen agreements. The management and administration agreements also may be terminated by the owner or manager on terms similar to the technical management agreements.

Courses for Crew and Crewing Services

Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers, and as part of the seafarers competence training program the Partnership has purchased courses for seafarers on the vessels on time charter contracts. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on our vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel. We paid approximately $0.1 million in total fees with respect to these arrangements for the year ended December 31, 2020.

Acquisition of the Anna Knutsen

In February 2018, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT 30, the company that owns the shuttle tanker, Anna Knutsen , for a purchase price of $120.0 million, less approximately $106.8 million of outstanding indebtedness related to the Anna Knutsen, plus approximately $1.4 million for certain capitalized fees related to the financing of the Anna Knutsenand other purchase price adjustments of $5.3 million. On the closing of the acquisition on March 1, 2018, KNOT 30 repaid approximately $32.3 million of the indebtedness, leaving an aggregate of approximately $74.4 million of debt outstanding under the secured credit facility related to the Anna Knutsen. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Anna Knutsen.

Acquisition of the Tove Knutsen

In December 2020, we entered into a share purchase agreement pursuant to which we acquired KNOT's 100% interest in KNOT 34, the company that owns the shuttle tanker, Tove Knutsen , for a purchase price of $117.8 million, less approximately $93.1 million of outstanding indebtedness related to the Tove Knutsen, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tove Knutsen, minus other purchase price adjustments of $3.6 million. On the closing of the acquisition on December 31, 2020, KNOT 34 repaid approximately $6.9 million of the indebtedness, leaving an aggregate of approximately $86.3 million of debt outstanding under the secured credit facility related to the Tove Knutsen. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Tove Knutsen. Please read Note 21—Acquisitions in the consolidated financial statements included in this Annual Report.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2020 and included in the consolidated financial statements. Please read Note 18—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended
December 31,
2020
(U.S. Dollars
in thousands)
Statement of Operations Data:
Time charter and bareboat revenues:	4,883
Operating expenses(1)	22,550
General and administrative expenses:	1,953
Total income (expenses)	$(19,621)
(1)	Includes fees paid pursuant to the management and administration agreements, the technical management agreements, courses for crew, crew and crewing services.

Payables to KNOT and KOAS were $0.5 million and $1.6 million, respectively, for the year ended December 31, 2020. In addition, included in trade accounts payable, trading balances due to KOAS were $1.3 million and trading balances due to KNOT were $0.9 million for the year ended December 31, 2020. Outstanding balances are settled on a monthly basis.

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

Distributions to KNOT

We have declared and paid aggregate quarterly distributions of $22.1 million to KNOT for each of the years ended December 31, 2020 and 2019.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

●	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
●	We are required to make substantial capital expenditures to maintain our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.
●	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended with the approval of a majority of the outstanding common units.
●	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
●	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.
●	Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of March 18, 2021, there were 3,750,000 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.
●	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—Risk Factors” for a discussion of these factors.

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

During the year ended December 31, 2020, the aggregate amount of cash distributions paid to the holders of the Series A Preferred Units was $7.2 million.

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

During the year ended December 31, 2020, the aggregate amount of cash distributions paid to common unitholders was $70.8 million.

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

		Marginal Percentage
		Interest in		Holders of
		Distributions		Incentive
	Total Quarterly		General	Distribution
	Distribution Target	Unitholders	Partner	Rights
Minimum Quarterly Distribution	$0.375	98.15%	1.85%	0%
First Target Distribution	up to $0.43125	98.15%	1.85%	0%
Second Target Distribution	above $0.43125 up to $0.46875	85.15%	1.85%	13.0%
Third Target Distribution	above $0.46875 up to $0.5625	75.15%	1.85%	23.0%
Thereafter	above $0.5625	50.15%	1.85%	48.0%

B. Significant Changes

Please read Note 22—Subsequent Events in the consolidated financial statements included in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common units are traded on the NYSE under the symbol “KNOP”.

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

(10)	Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Loan Facility.”
(11)	Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, as borrowers, and the other parties thereto, as amended and restated on October 23, 2015. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tordis Loan Facility”, “—Vigdis Loan Facility” and “—Lena Loan Facility”
(12)	Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tordis Loan Facility.”
(13)	Accession Letter, dated June 1, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Vigdis Loan Facility.”
(14)	Accession Letter, dated September 29, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Lena Loan Facility.”
(15)	Term Loan Facility Agreement, dated June 27, 2017, among KNOT Shuttle Tankers 32 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated December 15, 2017. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Brasil Loan Facility.”

(16)	Accession Letter, dated December 15, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 32 AS and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Brasil Loan Facility.”
(17)	Term Loan Facility Agreement, dated September 30, 2016, among KNOT Shuttle Tankers 30 AS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Anna Loan Facility.”
(18)	Accession Letter, dated March 1, 2018, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 30 AS and Nordea Bank AB. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Anna Loan Facility.”
(19)	Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among KNOT Shuttle Tankers AS, Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$320 Million Term Loan Facility and $55 Million Revolving Credit Facility.”
(20)	Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Borrowing Activities-Long-Term Debt-Tove Loan Facility.”
(21)	Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. Please read “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Borrowing Activities-Long-Term Debt-Tove Loan Facility.”
(22)	Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021. Please read "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Borrowing Activities-Long-Term Debt-Raquel Sale and Leaseback"
(23)	Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. Please read "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Borrowing Activities-Long-Term Debt- Raquel Sale and Leaseback"
(24)	Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”
(25)	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016, the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017 and the Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017.
(26)	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto.

(27)	Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP.
(28)	Share Purchase Agreement, dated December 15, 2020, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions-Related Party Transactions-Acquisition of the Tove Knutsen.”

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

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans, individual retirement accounts, persons who own (actually or constructively) 10% or more of the vote or value of our equity or former citizens or long-term residents of the United States), persons who hold the units as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that is:

●	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),
●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
●	a trust if (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

●	at least 75% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or
●	at least 50% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

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

As discussed more fully below, if we were to be treated as a PFIC with respect to a U.S. Holder for any taxable year (and regardless of whether we remain a PFIC over the subsequent taxable years), then such U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;
●	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
●	in certain circumstances, fails to comply with applicable certification requirements.

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

Under the Norwegian General Taxation Act, persons not resident in Norway for taxation purposes (“Non-Norwegian Holders”) will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

●	we are not treated as carrying on business in Norway; and
●	neither of the following conditions are met:
●	if such holders are resident in a country that does not have an income tax treaty with Norway, such holders are not engaged in a Norwegian trade or business to which the common units are effectively connected; or
●	if such holders are resident in a country that has an income tax treaty with Norway, such holders do not have a permanent establishment in Norway to which the common units are effectively connected.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to in this Annual Report may be inspected at our principal executive headquarters at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, and may also be obtained from our website at www.knotoffshorepartners.com. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC’s website at www.sec.gov.

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

As of December 31, 2020, we were party to interest rate swap contracts with a combined notional amount of approximately $516.2 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.71% per annum and 2.90% per annum for all periods. The interest rate swap contracts mature between February 2022 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2020 are as follows:

	December 31, 2020
	Notional	Fair Value
(U.S. Dollars in thousands)	Amount	(liability)
Interest rate swap contracts	$516,186	$30,053

As of December 31, 2020, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $467.3 million, based on our total interest-bearing debt of approximately $1,036.1 million, less the notional amount of our floating to fixed interest rate swap contracts of approximately $516.2 million, less cash and cash equivalents of $52.6 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $4.7 million on an annual basis as of December 31, 2020. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

Our foreign currency risk arises from:

●	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Net loss on foreign currency transactions;” and
●	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

As of December 31, 2020, we had not entered into any foreign exchange forward contract.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2020 and 2019, seven and eight customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

As of December 31, 2020, we were in compliance with all covenants under our debt agreements.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2020.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2020.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young AS, an independent registered public accounting firm, as stated in its report which appears on page F-5 of our consolidated financial statements.

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

Item 16B. Code of Ethics

We have adopted the KNOT Offshore Partners LP Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. This document is available under the “Corporate Governance” tab in the “Investor Relations” section of our website www.knotoffshorepartners.com . We intend to disclose, under this tab of our website, any waivers to or amendments of the KNOT Offshore Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2020 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2020 and 2019.

Fees Incurred by the Partnership for Ernst & Young AS’ Services:

	2020	2019
Audit Fees	$648,034	$718,698
Audit‑Related Fees	—	—
Tax Fees	3,585	2,978
	$651,618	$721,676

Audit Fees

Audit fees for 2020 and 2019 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees for 2020 and 2019 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

Tax fees for 2020 and 2019 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements listed below and set forth on pages F-1 through F-51, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

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
1.2

Third Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of June 30, 2017 (incorporated by reference to Exhibit 3.2 of the registrant’s Report on Form 8-A/A filed on June 30, 2017)

2.1

Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 of the registrant's Annual Report on Form 20-F for fiscal year ended December 31, 2019 filed on March 19, 2020)

4.1

Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.2

Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.3

Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.4

Amendment No. 2 to the Administrative Services Agreement, dated November 28, 2018, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.5

Amendment No. 3 to the Administrative Services Agreement, dated March 13, 2019, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.5 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.6

Form of Ship Management Agreement, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.7

Form of Ship Management Agreement, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.8

Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on August 10, 2017)

4.9

Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.10

Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.15 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

Exhibit Number	Description
4.11

Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.16 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.12

Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014 (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 29, 2015)

4.13

Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, as borrowers, and the other parties thereto, as amended and restated on October 23, 2015 (incorporated by reference to Exhibit 4.27 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2016 filed on March 17, 2017)

4.14

Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.28 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2016 filed on March 17, 2017)

4.15

Accession Letter, dated June 1, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on August 10, 2017)

4.16

Accession Letter, dated September 29, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on November 6, 2017)

4.17

Term Loan Facility Agreement, dated June 27, 2017, among KNOT Shuttle Tankers 32 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated December 15, 2017 (incorporated by reference to Exhibit 4.21 to the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.18

Accession Letter, dated December 15, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 32 AS and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.22 to the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.19

Term Loan Facility Agreement, dated September 30, 2016, among KNOT Shuttle Tankers 30 AS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.23 to the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.20

Accession Letter, dated March 1, 2018, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 30 AS and Nordea Bank AB (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.21

Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among KNOT Shuttle Tankers AS, Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 4, 2018)

4.22*	Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto
4.23*

Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd.

Exhibit Number	Description
4.24*	Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021
4.25*†	Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A.
4.26

Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman (incorporated by reference to Exhibit 4.25 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.27

Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 6, 2016)

4.28

Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.29

First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.30

Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017, between KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on May 17, 2017)

4.31

Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 30, 2017)

4.32

Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.33*	Share Purchase Agreement, dated December 15, 2020, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS
8.1*	Subsidiaries of KNOT Offshore Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer
15.1*	Consent of Independent Registered Public Accounting Firm
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
†	Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP
By:	/s/ GARY CHAPMAN
	Name:	Gary Chapman
	Title:	Chief Executive Officer and Chief Financial Officer

Date: March 18, 2021

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP (the Partnership) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 18, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Vessel impairment
Description of the Matter

The carrying value of the Partnership’s vessels was $1,709 million as of December 31, 2020. As explained in Note 2(n) to the consolidated financial statements, the Partnership assesses vessels for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If circumstances require a vessel to be tested for impairment, the Partnership compares the undiscounted cash flows expected to be generated by that vessel to its carrying value. If the carrying value of the vessel is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Management identified events or changes in circumstances which indicated the carrying value of one vessel may not be recoverable. Management conducted an undiscounted cashflow analysis (“recoverability test”) for the vessel and on that basis concluded that the carrying value was recoverable as at December 31, 2020.

Auditing the Partnership’s recoverability test was complex due to the significant estimation uncertainty and judgement in forecasting the vessel’s undiscounted cashflows. Significant assumptions and judgements used in management’s analysis included the estimation of daily charter rates, vessel utilization and the costs of future drydockings.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Partnership’s vessel impairment process and evaluated the design and tested the operating effectiveness of the controls over the Partnership’s determination of significant assumptions to the recoverability test.

To test the impairment process, we performed audit procedures that included, among others, analyzing management’s recoverability test by comparing the methodology used against relevant accounting guidance. We tested the reasonableness of estimated daily charter rates by comparing them to recent tender activity and historical rate information.

We assessed whether the vessel utilization assumptions were reasonable based on historical utilization of the Partnership’s vessels towards the end of their useful lives. We also reviewed market reports and analyzed how the economic factors such as future demand and supply for shuttle tankers have been incorporated in the charter rates. We compared the estimated costs of future drydocking estimates to budgets and to historical drydocking costs adjusted for factors such as inflation and planned future installations.

Acquisition of KNOT Shuttle Tankers 34 AS
Description of the Matter

As disclosed in Note 21 to the consolidated financial statements, during December 2020, the Partnership completed its acquisition of KNOT Shuttle Tankers 34 AS.  The primary asset acquired was the Tove Knutsen (the “Tove” or “vessel”) shuttle tanker. The transaction was accounted for as an asset acquisition.

Auditing the Partnership's accounting for its acquisition of KNOT Shuttle Tankers 34 AS was complex due to the significant judgment and estimation in the Partnership’s determination of the fair value of the Tove of $118 million. The Partnership used a discounted cash flow model to measure the fair value of the vessel. The significant assumptions used to estimate the fair value of the vessel included forecasted time charter rates, vessel useful life, and expected costs of drydockings.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Partnership's accounting for acquisitions and evaluated the design and tested the operating effectiveness of the controls over the Partnership’s significant inputs to the valuation of the acquired vessel. We also tested management’s review of significant assumptions to the fair value estimation.

To test the fair value allocated to the vessel, we performed audit procedures that included, among others, evaluating the competence and objectivity of the Partnership’s financial valuation advisor and the selected valuation methodology.  We involved our valuation specialists to assist with our recalculation and assess accuracy of the discounted cash flow model used by the Partnership. We compared forecasted time charter rates with historical charter rates. We evaluated market and economic factors related to future demand and supply for shuttle tankers which were incorporated into forecasted charter rates. We evaluated the vessel useful life against recent transactions and to peer averages and we compared the expected costs of drydocking estimates to budgets and historical costs. We also evaluated the completeness and accuracy of the underlying supporting data and reconciled to supporting documentation and market information, where applicable.

/s/ Ernst & Young AS

We have served as the Partnership’s auditor since 2013.

Oslo, Norway

March 18, 2021

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited KNOT Offshore Partners LP’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, KNOT Offshore Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2020 consolidated financial statements of the Partnership and our report dated March 18, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AS

Oslo, Norway

March 18, 2021

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations

For the Years Ended December 31, 2020, 2019 and 2018

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2020	2019	2018
Operating revenues: (Notes 2(e), 5 and 18)
Time charter and bareboat revenues	$278,581	$282,502	$278,191
Loss of hire insurance recoveries (Notes 2(t) and 8)	—	—	450
Other income	641	59	815
Total revenues (Notes 2(e), 5, 6, 7 and 18)	279,222	282,561	279,456
Operating expenses:
Vessel operating expenses (Notes 2(e) and 18)	61,005	60,129	56,730
Depreciation (Notes 2(k) and 13)	89,743	89,844	88,756
General and administrative expenses	5,392	4,858	5,290
Total operating expenses	156,140	154,831	150,776
Operating income	123,082	127,730	128,680
Finance income (expense):
Interest income	125	865	739
Interest expense (Note 9(a))	(31,645)	(50,735)	(49,956)
Other finance expense (Notes 2(f) and 9(b))	(705)	(845)	(1,260)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	(25,679)	(17,797)	4,039
Net gain (loss) on foreign currency transactions	57	(252)	(79)
Total finance expense	(57,847)	(68,764)	(46,517)
Income before income taxes	65,235	58,966	82,163
Income tax benefit (expense) (Notes 2(r) and 17)	(10)	(9)	2
Net income	$65,225	$58,957	$82,165
Series A Preferred unitholders' interest in net income	$7,200	$7,200	$7,200
General Partner’s interest in net income	1,072	956	1,384
Limited Partners’ interest in net income	56,953	50,801	73,581
Earnings per unit (Basic): (Note 20)
Common unit (basic)	$1.74	$1.55	$2.25
General Partner unit (basic)	$1.74	$1.55	$2.25
Earnings per unit (Diluted): (Note 20)
Common unit (diluted)	$1.74	$1.55	$2.22
General Partner unit (diluted)	$1.74	$1.55	$2.25

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2020, 2019 and 2018

(U.S. Dollars in thousands)

	Year Ended December 31,
	2020	2019	2018
Net income	$65,225	$58,957	$82,165
Other comprehensive income, net of tax	—	—	—
Comprehensive income	$65,225	$58,957	$82,165

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2020 and 2019

(U.S. Dollars in thousands)

	At December 31, 2020	At December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents (Notes 2(g) and 11)	$52,583	$43,525
Trade accounts receivable, less provision for expected credit loss of $0 in 2020 and $0 in 2019 (Notes 2(h) and 12(a))	—	—
Amounts due from related parties (Note 18(d))	5,726	2,687
Inventories (Note 2(i))	2,652	2,292
Derivative assets (Notes 2(q), 10 and 11)	—	920
Other current assets (Notes 2(j) and 12(b))	5,511	3,386
Total current assets	66,472	52,810

Long-term assets:
Vessels, net of accumulated depreciation (Notes 2(k), 2(m), 2(n), 13 and 18(f))	1,708,786	1,677,488
Right-of-use assets (Notes 2(l) and 6)	1,490	1,799
Intangible assets, net (Notes 2(o) and 14(a))	681	1,286
Derivative assets (Notes 2(q), 10 and 11)	—	648
Accrued income	2,867	3,976
Total long term assets	1,713,824	1,685,197
Total assets	$1,780,296	$1,738,007

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 18(e))	$3,848	$2,730
Accrued expenses (Note 15)	5,380	6,617
Current portion of long-term debt (Notes 11 and 16)	184,188	83,453
Current lease liabilities (Notes 2(l) and 6)	652	572
Current portion of derivative liabilities (Notes 2(q), 10 and 11)	10,695	910
Income taxes payable (Notes 2(r) and 17)	86	98
Current portion of contract liabilities (Notes 2(o) and 14(b))	1,518	1,518
Prepaid charter (Note 2(s))	5,424	6,892
Amount due to related parties (Note 18(d))	2,140	1,212
Total current liabilities	213,931	104,002

Long-term liabilities:
Long-term debt (Notes 2 (p), 11 and 16)	846,157	911,943
Lease liabilities (Notes 2(l) and 6)	838	1,227
Derivative liabilities (Notes 2(q), 10 and 11)	19,358	5,133
Contract liabilities (Notes 2(o) and 14(b))	2,168	3,685
Deferred tax liabilities (Notes 2(r) and 17)	295	357
Total long-term liabilities	868,816	922,345
Total liabilities	1,082,747	1,026,347
Commitments and contingencies (Notes 2(t) and 19)
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders: 32,694,094 units issued and outstanding at December 31, 2020 and 2019.	597,390	611,241
General partner interest: 615,117 units issued and outstanding at December 31, 2020 and 2019.	10,895	11,155
Total partners’ capital	608,285	622,396
Total liabilities and equity	$1,780,296	$1,738,007

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners’ Capital

For the Years Ended December 31, 2020, 2019 and 2018

(U.S. Dollars in thousands)

	Partners' Capital		Accumulated		Series A
		General	Other	Total	Convertible
	Common	Partner	Comprehensive	Partners'	Preferred
(U.S. Dollars in thousands)	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264
Net income	73,581	1,384	—	74,965	7,200
Other comprehensive income	—	—	—	—	—
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)
Net proceeds from issuance of common units	(4)	—	—	(4)	—
Consolidated balance at December 31, 2018	631,244	11,531	—	642,775	89,264
Net income	50,801	956	—	51,757	7,200
Other comprehensive income	—	—	—	—	—
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2019	611,241	11,155	—	622,396	89,264
Net income	56,953	1,072	—	58,025	7,200
Other comprehensive income	—	—	—	—	—
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2020	$597,390	$10,895	$—	$608,285	$89,264

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020, 2019 and 2018

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	2020	2019	2018
OPERATING ACTIVITIES
Net income (1)	$65,225	$58,957	$82,165
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	89,743	89,844	88,756
Amortization of intangible assets and contract liabilities	(912)	(912)	(912)
Amortization of deferred revenue	—	—	(1,056)
Amortization of deferred debt issuance cost	2,503	2,617	3,188
Drydocking expenditure	(2,724)	(252)	(12,421)
Income tax expense	10	9	(2)
Income taxes paid	(87)	(132)	(190)
Unrealized (gain) loss on derivative instruments	22,042	18,676	(2,076)
Unrealized (gain) loss on foreign currency transactions	(507)	44	45
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	(3,039)	(1,547)	(49)
Decrease (increase) in inventories	(225)	152	55
Decrease (increase) in other current assets	(1,865)	(912)	3,256
Decrease (increase) in accrued income	1,108	(168)	(2,114)
Increase (decrease) in trade accounts payable	700	(2,100)	(1,297)
Increase (decrease) in accrued expenses	(1,859)	153	(1,052)
Increase (decrease) prepaid charter	(1,469)	1,121	(3,154)
Increase (decrease) in amounts due to related parties	597	142	(4,496)
Net cash provided by operating activities	169,241	165,692	148,646

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(339)	—	(117)
Acquisition of Tove Knutsen (net of cash acquired)	(21,094)	—	—
Acquisition of Anna Knutsen (net of cash acquired)	—	—	(15,376)
Net cash used in investing activities	(21,433)	—	(15,493)

FINANCING ACTIVITIES
Proceeds from long-term debt	33,000	—	497,779
Repayment of long-term debt	(92,834)	(84,534)	(527,979)
Repayment of long-term debt from related parties	—	—	(22,535)
Payment of debt issuance cost	(90)	21	(5,301)
Cash distribution	(79,336)	(79,336)	(79,336)
Net proceeds from issuance of common units	—	—	(4)
Net cash used in financing activities	(139,260)	(163,848)	(137,376)
Effect of exchange rate changes on cash	510	(30)	(169)
Net increase (decrease) in cash and cash equivalents	9,058	1,813	(4,392)
Cash and cash equivalents at the beginning of the period	43,525	41,712	46,104
Cash and cash equivalents at the end of the period	$52,583	$43,525	$41,712

(1)	included in net income are interests paid amounting to $31.0, $49.0 and $45.9 million as of December 31, 2020, 2019 and 2018, respectively.

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

As of December 31, 2020, the Partnership had a fleet of seventeen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen and the Tove Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed long-term charter contracts to charterers, with expiration dates between 2021 and 2027. Please see Note 6—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

On December 31, 2020, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 34 AS, the company that owns the Tove Knutsen, from KNOT. The acquisition of the Tove Knutsen was accounted for as an acquisition of an asset. As a result, the Partnership has recorded the results of operations of the Tove Knutsen in its consolidated statement of operations from December 31, 2020. See Note 21—Acquisitions

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, as of March 18, 2021, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $55 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany balances and transactions are eliminated on consolidation.

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

Dependent on the facts and circumstances, the assessment of a transaction may be considered the acquisition of an asset, when substantially all of the fair value of assets acquired is concentrated in a single identifiable asset, rather than a business combination. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquisition related costs are capitalized as a component of the assets acquired. See Note 21- Acquisitions.

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

(e) Revenues and Operating Expenses

The Partnership’s time charter contracts include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customers. The bareboat element is accounted for as an operating lease on a straight-line basis over the term of the charter, while the service element consisting of the operation of the vessel is recognized over time as the services are delivered. Revenue from time charters is recognized net of any commissions and is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the contract period. Under bareboat charters, the Partnership provides a specified Vessel for a fixed period of time at a specified day rate and the Partnership recognizes revenues from bareboat charters as operating leases on a straight-line basis over the term of the charter, net of any commissions. Where the term of the contract is based on the duration of a single voyage, the partnership evaluates whether the voyage contain leases and, if so, recognizes lease revenue as described above, and if not, recognizes revenue in accordance with ASC 606 upon the satisfaction of the performance obligations in the contract, i.e, when the underlying transportation service is provided to the customer.

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

(f) Financial Income (Expense)

Other finance expense includes external bank fees, commitment fees paid on undrawn revolving credit facility and guarantee commissions paid to external parties in connection with the Partnership's debt and other bank services.

(g) Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(h) Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month's charter the first day of each month. See Note 2(s)—Prepaid Charter. The allowance for expected credit losses is the Partnership's best estimate of the expected credit losses over the remaining lives of the assets. Expected credit losses are estimated using historical credit loss experience, relevant available information, from internal and external sources, relating to current conditions and reasonable and supportable forecasts of economic conditions impacting the collectability of the assets. There was no allowance for expected credit loss or amounts written off against the allowance as of December 31, 2020 and 2019. The Partnership does not have any off-balance-sheet credit exposure related to its customers.

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

Depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life, less an estimated residual value, as follows:

Useful Life
Hull	25 years
Anchor-handling, loading and unloading equipment	25 years
Main/auxiliary engine	25 years
Thruster, dynamic positioning systems, cranes and other equipment	25 years
Drydock costs	2.5 – 5 years

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The contract related intangible assets and liabilities and their amortization periods at acquisition dates are as follows:

Amortization
Intangible category	Period
Above market time charter— Tordis Knutsen	4.8 years
Above market time charter— Vigdis Knutsen	4.9 years
Unfavorable contractual rights— Fortaleza Knutsen	12 years
Unfavorable contractual rights— Recife Knutsen	12 years

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

(u) Fair Value Measurements

The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Partnership determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(v) Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. The new guidance is applicable to financial assets measured at amortized cost, including trade receivables, contract assets and net investment in financing leases and was effective for the Partnership from January 1, 2020, with a modified-retrospective approach. The adoption of ASU 2016-13 did not have a material impact on the consolidated financial statements.

There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

(w) New Accounting Standards Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership is evaluating the impact of the guidance on the consolidated financial statements.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with KNOT’s transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT Offshore Partners UK LLC (“KNOT UK”) its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen , (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This was accounted for as a capital contribution by KNOT to the Partnership.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”), which entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter.
(iii)	The Partnership issued 349,694 general partner units to the General Partner representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs were expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) were used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The remainder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

●	An Administrative Services Agreement with KNOT UK, pursuant to which:
●	KNOT UK agreed to provide to the Partnership administrative services; and

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

●	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);
●	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;
●	A Contribution and Sale Agreement with KNOT pursuant to which the Partnership acquired the entities that comprised its initial fleet;
●	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and
●	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:
●	To what extent the Partnership and KNOT may compete with each other;
●	The Partnership’s option to purchase the Carmen Knutsen, the Hilda Knutsen , the Torill Knutsen , the Ingrid Knutsen and the Raquel Knutsen from KNOT;
●	Certain rights of first offer on shuttle tankers operating under charters of five or more years;
●	The provision of certain indemnities to the Partnership by KNOT; and
●	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2020.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding Company
KNOT Shuttle Tankers AS	Norway	Holding Company
KNOT Shuttle Tankers 12 AS	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers XII KS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers XII AS	Norway	General partner of Knutsen Shuttle Tankers XII KS
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 20 AS	Norway	Owner of the Dan Cisne
KNOT Shuttle Tankers 21 AS	Norway	Owner of the Dan Sabia
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen
Knutsen Shuttle Tankers 19 AS	Norway	Owner of the Raquel Knutsen
KNOT Shuttle Tankers 24 AS	Norway	Owner of the Tordis Knutsen
KNOT Shuttle Tankers 25 AS	Norway	Owner of the Vigdis Knutsen
KNOT Shuttle Tankers 26 AS	Norway	Owner of the Lena Knutsen
KNOT Shuttle Tankers 32 AS	Norway	Owner of the Brasil Knutsen
KNOT Shuttle Tankers 30 AS	Norway	Owner of the Anna Knutsen
KNOT Shuttle Tankers 34 AS	Norway	Owner of the Tove Knutsen

5) Significant Risks and Uncertainties Including Business and Credit Concentrations

Each of the Vessels is currently employed under long-term fixed rate charters, which mitigates earnings risk, except for Windsor Knutsen and, as of April 9, 2021, Bodil Knutsen. The Partnership's operational results are dependent on the worldwide market for shuttle tankers and timing of entrance into long-term charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates we may be able to achieve might vary over time. The market today is mainly dependent upon four factors: the supply of vessels, the demand for oil, the long-term oil price outlook and overall growth in the world economy. The general supply of vessels is impacted by the number of newbuilds, the removal of older vessels from the market and legislation that may limit the use of older vessels or new standards for vessels used in specific trades.

As of December 31, 2020, all of the Partnership’s Vessel crews, which are employed through KOAS were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its customers during the years ended December 31, 2020, 2019 and 2018.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The following table presents time charter and bareboat revenues and percentage of revenues for material customers that accounted for more than 10% of the Partnership’s revenues during the years ended December 31, 2020, 2019 and 2018. All of these customers are subsidiaries of major international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2020		2019		2018
Eni Trading and Shipping S.p.A.	$44,175	16%	$44,610	16%	$43,955	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,235	16%	45,116	16%	45,115	17%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	33,947	12%	36,346	13%	36,978	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	76,959	28%	66,199	23%	81,816	29%
Galp Sinopec Brasil Services BV	35,684	13%	35,541	13%	30,029	11%

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

6) Operating Leases

Revenues

The Partnership’s primary source of revenues is chartering its shuttle tankers to its customers. The Partnership uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership’s time-charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the vessel for the customers, which includes providing the crewing and other services related to the Vessel's operations, the cost of which is included in the daily hire rate, except when off hire.

The following table presents the Partnership's revenues by time charter and bareboat charters and other revenues for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
(U.S. Dollars in thousands)	2020	2019	2018
Time charter revenues (service element included)	$233,346	$237,387	$233,076
Bareboat revenues	45,235	45,115	45,115
Other revenues (loss of hire insurance recoveries and other income)	641	59	1,265
Total revenues	$279,222	$282,561	$279,456

As a result of the revised guidance on leasing, the lessor accounting did not change. See Note 2(l)—Right-of-use assets and lease liabilities.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2020, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including service element of the time charter, but excluding unexercised customer option periods):

(U.S. Dollars in thousands)
2021	264,937
2022	184,259
2023	99,805
2024	83,959
2025	58,366
2026 and thereafter	46,775
Total	$738,101

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

The Partnership’s fleet as of December 31, 2020 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;
●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in April 2021 with Equinor Shipping Inc., a subsidiary of Equinor ASA;
●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011. The vessel operated under a time charter with Brazil Shipping I Limited, a subsidiary of Shell, until July 2014. From July 2014 until October 2015, the vessel was employed under a time charter with KNOT. Beginning in October 2015, the vessel commenced operations under a two-year time charter with Brazil Shipping I Limited, with options to extend until 2023. In March 2019, the time charter contract was suspended until April 2020. During the suspension period, the Windsor Knutsen operated under a time charter contract with Knutsen Shuttle Tankers Pool AS that ended in April 2020, when it was redelivered to Shell. In October 2020, Shell sent its notice of redelivery, which resulted in the expiration of the charter. The Windsor Knutsen was redelivered on December 7, 2020. It was expected that the vessel would then undertake a number of short-term voyage contracts when the vessel reported a crack in its main engine block on December 12, 2020 and the vessel was placed off-hire. The Partnership's hull and machinery insurance is expected to cover the cost of repairs and loss of hire insurance is expected to provide income at approximately the level earned during the vessel's prior long-term charter, excepting a 14-day deductible period under the policy, up to and until the vessel is ready to return to service. Based on lead times for the manufacturing of necessary parts, logistics and the repair itself, the Partnership currently anticipates that the vessel will return to service in or around June 2021.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”), with options to extend until January 2026;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2022 with Eni Trading and Shipping S.p.A. (“ENI”), with options to extend until August 2025;
●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2022 with ENI, with options to extend until November 2024;
●	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;
●	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Vår Energi Marine AS, a Norwegian subsidiary of Vår Energi ("Vår"), with options to extend until February 2029;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options to extend until June 2030;
●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter that expires in January 2022, with a subsidiary of Shell. The vessel will commence on a new 3-year time charter contract with a major oil company in 2023;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the second quarter of 2022 with a subsidiary of Shell. The vessel will commence on a new 3-year time charter contract with a major oil company in 2023;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the third quarter of 2022 with a subsidiary of Shell. The vessel will commence on a new 3-year time charter contract with a major oil company in 2023;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in the third quarter of 2022 with Galp Sinopec Brazil Services B.V. (“Galp”), with options to extend until the third quarter of 2028; and
●	The Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in the first quarter of 2022 with Galp, with options to extend until the first quarter of 2028.
●	The Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in the fourth quarter of 2027 with Equinor, with options to extend until the fourth quarter of 2040.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. Consequently, adoption of the new standard resulted in recording a right-of-use asset and a lease liability on the consolidated balance sheet for operating leases of $2.3 million as of January 1, 2019 using the portfolio approach. There was no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessee accounting. As of December 31, 2020, the right-of-use asset and lease liability for operating leases was $1.5 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for 2020 was $0.6 million. As of December 31, 2020, the weighted average discount rate for the operating leases for the portfolio was 4.8% and was determined using the expected incremental borrowing rate for a loan facility of similar term. The Tove Knutsen leased equipment was treated as a separate lease agreement and as of December 31, 2020, the weighted average discount rate for the operating lease was 2.3% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of December 31, 2020, the weighted average remaining lease term of the lease is 4.8 years and 2.0 years for the portfolio.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of December 31, 2020 is as follows:

(U.S. Dollars in thousands)
2021	703
2022	703
2023	58
2024	58
2025	44
Total	$1,566
Less imputed interest	76
Carrying value of operating lease liabilities	$1,490

7) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. At December 31, 2020, the Partnership’s fleet operated under twelve time charters and four bareboat charters, at December 31, 2019 and at December 31, 2018, the Partnership’s fleet operated under twelve time charters and four bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the Partnership’s consolidated revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Insurance Proceeds

Carmen Knutsen

During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special drydocking survey. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the Vessel went to a different yard to complete the repair. Repairs were completed and the Vessel was back on hire on January 1, 2018. The additional off-hire and technical costs were subject to an insurance claim. Under its loss of hire insurance policies, the Partnership’s insurer is expected to pay the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the Vessel was off-hire as a result of the repairs of the controllable pitch propeller. For the year ended December 31, 2018, the Partnership recorded $0.45 million for loss of hire which was recorded as a component of total revenues since day rates are recovered under the terms of the policy.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2017, the Partnership recorded $2.40 million to vessel operating expense as an estimate of the cost of repairs of the controllable pitch propeller. During 2018, an additional repair cost of $0.15 million was recorded to vessel operating expenses. As of December 31, 2018, the Partnership had received payments and recorded $2.25 million for hull and machinery repairs, resulting in a net expense of $0.30 million. See Note 19— Commitments and Contingencies.

9) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest cost as reported in the consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
(U.S. Dollars in thousands)	2020	2019	2018
Interest expense	$29,142	$48,118	$46,768
Amortization of debt issuance cost and fair value of debt assumed	2,503	2,617	3,188
Total interest cost	$31,645	$50,735	$49,956

(b) Other Finance Expense

The following table presents the components of other finance expense for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2019	2018
Bank fees, charges	$441	$597	$551
Guarantee costs	—	—	403
Commitment fees	264	248	306
Total other finance expense	$705	$845	$1,260

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

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

As of December 31, 2020 and 2019, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $516.2 million and $561.8 million, respectively. As of December 31, 2020 and 2019 the carrying amount of the interest rate swaps contracts were net liability of $30.1 million and net liability of $4.7 million, respectively. See Note 11—Fair Value Measurements.

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

As of December 31, 2020 and 2019, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK nil million and NOK 46.1 million, respectively. As of December 31, 2020 and 2019, the carrying amount of the Partnership’s foreign exchange forward contracts was a net asset of $nil and a net asset of $0.2 million, respectively. See Note 11—Fair Value Measurements.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
(U.S. Dollars in thousands)	2020	2019	2018
Realized gain (loss):
Interest rate swap contracts	$(3,528)	$3,812	$1,180
Foreign exchange forward contracts	(109)	(2,933)	1,084
Total realized gain (loss):	(3,637)	879	2,264
Unrealized gain (loss):
Interest rate swap contracts	(21,795)	(20,663)	4,429
Foreign exchange forward contracts	(247)	1,987	(2,654)
Total unrealized gain (loss):	(22,042)	(18,676)	1,775
Total realized and unrealized gain (loss) on derivative instruments:	$(25,679)	$(17,797)	$4,039

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of December 31, 2020 and 2019. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$52,583	$52,583	$43,525	$43,525
Current derivative assets:
Interest rate swap contracts	—	—	674	674
Foreign exchange forward contracts	—	—	246	246
Non-current derivative assets:
Interest rate swap contracts	—	—	648	648
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	10,695	10,695	910	910
Non-current derivative liabilities:
Interest rate swap contracts	19,358	19,358	5,133	5,133
Long-term debt, current and non-current	1,036,118	1,036,118	1,002,813	1,002,813

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $5.8 million and $7.4 million as of December 31, 2020 and 2019, respectively. The carrying value of trade accounts receivable, trade accounts payable and amounts due from/to related parties approximate their fair value.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The fair values of the financial instruments shown in the above table as of December 31, 2020 and 2019 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2020 and 2019 there is no restricted cash.
●	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 4.3 years and 4.0 years, as of December 31, 2020 and 2019, respectively), (2) the notional amount of the swap contract (ranging from $7.0 million to $40.1 million as of December 31, 2020 and ranging from $8.5 million to $50.0 million as of December 31, 2019), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% for the contracts as of December 31, 2020 and rates ranging from 1.38% to 2.90% for the contracts as of December 31, 2019).
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2020 and 2019:

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2020	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$52,583	$52,583	$—	$—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	10,695	—	10,695	—
Non-current derivative liabilities:
Interest rate swap contracts	19,358	—	19,358	—
Long-term debt, current and non-current	1,036,118	—	1,036,118	—

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2019	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$43,525	$43,525	$—	$—
Current derivative assets:
Interest rate swap contracts	674	—	674	—
Foreign exchange forward contracts	246	—	246	—
Non-current derivative assets:
Interest rate swap contracts	648	—	648	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	910	—	910	—
Non-current derivative liabilities:
Interest rate swap contracts	5,133	—	5,133	—
Long-term debt, current and non-current	1,002,813	—	1,002,813	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

12) Trade Accounts Receivable and Other Current Assets

(a) Trade Accounts Receivable

Trade accounts receivable are presented net of provisions for expected credit loss. As of December 31, 2020 and 2019, there was no trade receivables and no provision for expected credit loss.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

(b) Other Current Assets

Other current assets consist of the following:

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2020	2019
Refund of value added tax	$1,429	$1,429
Prepaid expenses	1,050	1,014
Other receivables	3,032	943
Total other current assets	$5,511	$3,386

13) Vessels and Equipment

As of December 31, 2020 and 2019, Vessels with a book value of $1,709 million and $1,677 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 16—Long-Term Debt.

	Vessels	Accumulated
(U.S. Dollars in thousands)	& equipment	depreciation	Net Vessels
Vessels, December 31, 2018	$2,130,423	$(363,343)	$1,767,080
Additions	—	—	—
Drydock costs	252	—	252
Disposals	(1,663)	1,663	—
Depreciation for the year	—	(89,844)	(89,844)
Vessels, December 31, 2019	$2,129,012	$(451,524)	$1,677,488
Additions	115,277	—	115,277
Drydock costs	5,764	—	5,764
Disposals	—	—	—
Depreciation for the period	—	(89,743)	(89,743)
Vessels, December 31, 2020	$2,250,053	$(541,267)	$1,708,786

Drydocking activity for the years ended December 31, 2020 and 2019 is summarized as follows:

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2020	2019
Balance at the beginning of the year	$18,523	$25,568
Costs incurred for dry docking	2,724	252
Costs allocated to drydocking as part of acquistion of asset	3,040	—
Drydock amortization	(7,181)	(7,297)
Balance at the end of the year	$17,106	$18,523

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

14) Intangible Assets and Contract Liabilities

(a) Intangible Assets

	Above market	Above market
	time charter	time charter	Total
(U.S. Dollars in thousands)	Tordis Knutsen	Vigdis Knutsen	intangibles
Intangibles, December 31, 2018	$911	$980	$1,891
Additions	—	—	—
Amortization for the year	(303)	(302)	(605)
Intangibles, December 31, 2019	$608	$678	$1,286
Additions	—	—	—
Amortization for the period	(303)	(302)	(605)
Intangibles, December 31, 2020	$305	$376	$681

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

The estimated future amortization of intangible assets at December 31, 2020 is as follows:

(U.S. Dollars in thousands)
2021	$605
2022	75
Total	$681

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

	Balance of	Amortization for	Balance of	Amortization for	Balance of
	December 31,	the year ended	December 31,	the year ended	December 31,
(U.S. Dollars in thousands)	2018	December 31, 2019	2019	December 31, 2020	2020
Contract liabilities:
Unfavourable contract rights	$(6,721)	$1,518	$(5,203)	$1,517	$(3,686)
Total amortization income		$1,518		$1,517

Accumulated amortization for contract liabilities was $14.5 million and $13.0 million as of December 31, 2020 and 2019, respectively.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)	2021	2022	2023	2024	2025
Contract liabilities:
Unfavourable contract rights	$(1,518)	$(1,518)	$(650)	$—	$—

15) Accrued Expenses

The following table presents accrued expenses as of December 31, 2020 and 2019:

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2020	2019
Operating expenses	$883	$855
Interest expenses	2,276	4,049
Other expenses	2,221	1,713
Total accrued expenses	$5,380	$6,617

16) Long-Term Debt

Long-term debt as of December 31, 2020 and 2019, consisted of the following:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2020	2019
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	$252,245	$282,360
$55 million revolving credit facility		34,279	26,279
Hilda loan facility	Hilda Knutsen	78,462	84,615
Torill loan facility	Torill Knutsen	81,667	88,333
$172.5 million loan facility	Dan Cisne, Dan Sabia	58,340	70,739
Raquel loan facility	Raquel Knutsen	52,725	57,955
Tordis loan facility	Tordis Knutsen	75,871	80,931
Vigdis loan facility	Vigdis Knutsen	77,136	82,196
Lena loan facility	Lena Knutsen	75,950	80,850
Brasil loan facility	Brasil Knutsen	50,997	57,281
Anna loan facility	Anna Knutsen	62,196	66,274
Tove loan facility	Tove Knutsen	86,250	—
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	—
Total long-term debt		$1,036,118	$1,002,813
Less: current installments		186,723	85,945
Less: unamortized deferred loan issuance costs		2,535	2,492
Current portion of long-term debt		184,188	83,453
Portion due after one year		849,395	916,868
Less: unamortized deferred loan issuance costs		3,238	4,925
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$846,157	$911,943

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The Partnership’s outstanding debt of $1,036.1 million as of December 31, 2020 is repayable as follows :

(U.S. Dollars in thousands)	Period repayment	Balloon repayment	Total
2021	90,912	95,811	186,723
2022	75,577	236,509	312,086
2023	59,902	235,185	295,087
2024	18,240	123,393	141,633
2025	4,583	96,006	100,589
2026 and thereafter	—	—	—
Total	$249,214	$786,904	$1,036,118

As of December 31, 2020, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.4%.

$320 Million Term Loan Facility and $55 Million Revolving Credit Facility

In September 2018, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (“the Vessels”), entered into new senior secured credit facilities (the “Multi-vessels Facility”) in order to refinance their existing long term bank debt. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a final payment at maturity in September 2023 of $177 million, which includes the balloon payment and last quarterly installment. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels.

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

The Multi-vessels Facility contains the following financial covenants:

●	Positive working capital of the borrowers and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the Multi Vessel Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrowers and the guarantors were in compliance with all covenants under this facility.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “New Hilda Facility”). The New Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The New Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The New Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

The Hilda Facility contains the following primary financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 110% of the outstanding loan under the Hilda Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Torill Loan Facility

In January 2018, the Partnership’s subsidiary, Knutsen Shuttle Tankers 15 AS, which owns the vessel Torill Knutsen, entered into a new $100 million senior secured term loan facility (the “Torill Facility”) with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility replaced a $117 million secured loan facility, which was due to be paid in full in October 2018. The Torill Facility is repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility will mature in January 2024 and is guaranteed by the Partnership. The Torill Facility contains the following primary financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessel is less than 110% of the outstanding loan under the Torill Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantor were in compliance with all covenants under this facility.

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

The Dan Cisne Facility and Dan Sabia Facility contain the following financial covenants:

●	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership in excess of eight vessels and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract; and
●	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels are less than 125% of the respective loan, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrowers and the guarantor were in compliance with all covenants under this facility.

Raquel Loan Facility

In December 2014, Knutsen Shuttle Tankers 19 AS, the subsidiary owning the Raquel Knutsen , as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the "Raquel Facility"). The Raquel Facility was repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in March 2025. The Raquel Facility bore interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility was secured by a vessel mortgage on the Raquel Knutsen . The Raquel Knutsen , assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Raquel Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility. On January 21, 2021, the Raquel Facility was repaid in full.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

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

The Tordis Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tordis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the Tordis Knutsen, Vigdis Knutsen and Lena Knutsen is less than 130% of the outstanding balance under the Tordis Facility, Vigdis Facility and Lena Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The Vigdis Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The Vigdis Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the Tordis Knutsen, Vigdis Knutsen and Lena Knutsen is less than 130% of the outstanding balance under the Tordis Facility, Vigdis Facility and Lena Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The Lena Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Lena Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the Tordis Knutsen, Vigdis Knutsen and Lena Knutsen is less than 130% of the outstanding balance under the Tordis Facility, Vigdis Facility and Lena Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The Brasil Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of eight (8) vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to a total of twelve (12) vessels;

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Brasil Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessel is less than 125% of the outstanding loan first four years and 135% thereafter, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The Anna Facility contains the following financial covenants:

●	Positive working capital of the borrower and the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Anna Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessel is less than 130% of the outstanding loan, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

Tove Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS, the subsidiary owning the Tove Knutsen, as the borrower, entered into a secured loan facility (the "Tove Facility"). The Tove Facility is repayable in quarterly installments with a final balloon payment of $65.5 million due at maturity in September 2025. The Tove Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Tove Knutsen, assignments of earnings, charterparty contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the Tove Facility.

The Tove Facility contains the following financial covenants:

●	Positive working capital of the Partnership;

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Tove Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of vessel falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2020, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility with NTT

In June  2019, KNOT Shuttle Tankers AS extended the maturity of its unsecured revolving credit facility of $25 million with NTT Finance Corporation. The facility will mature in August 2021, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

$25 Million Revolving Credit Facility with Shinsei

In November 2020, KNOT Shuttle Tankers AS entered into an unsecured revolving credit facility with Shinsei Bank. The facility will mature in November 2023, bears interest at LIBOR plus a margin of 1.75% and has a commitment fee of 0.7% on the undrawn portion of the facility.

17) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable to Norway and UK for the years ended December 31, 2020, 2019 and 2018. The entities and activities taxable to Norway are subject to the Norwegian tonnage tax regime. Under the Norwegian tonnage tax regime, the tax is based on the tonnage of the vessel, and the operating income is tax free. The amount of tonnage tax included in operating expenses for each of the years ended December 31, 2020, 2019 and 2018 was $0.2 million. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. See Note 2(r)—Income Taxes. The activities taxable to UK relates to KNOT UK and is based on the operating income for the entity.

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2020	2019	2018
Current tax benefit (expense)	$(10)	$(9)	$(18)
Deferred tax benefit (expense)	—	—	20
Income tax benefit (expense)	$(10)	$(9)	$2

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

(b) Taxation

Income taxes attributable to income from continuing operations was an income tax expense of $10,000 for the year ended December 31, 2020 and an income tax expense of $9,000 for the year ended December 31, 2019 and a tax benefit of $2,000 for the year ended December 31, 2018, and differed from the amounts computed by applying the Norwegian and the UK ordinary income tax rate of 22% and 19% in 2020, 22% and 20% in 2019, and 23% and 20% in 2018, to pretax net income as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2020	2019	2018
Income tax benefit (expense) at Norwegian tonnage tax regime	$—	$—	$20
Income tax benefit (expense) within UK	(10)	(9)	(18)
Income tax benefit (expense)	$(10)	$(9)	$2
Effective tax rate	0%	0%	0%

(c) Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2020 and 2019 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2020	2019
Deferred tax assets:
Financial derivatives	$—	$(3)
Financial loss carry forwards for tonnage tax	20,863	17,331
Total deferred tax asset	20,863	17,328
Less valuation allowance	(20,863)	(17,328)
Net deferred tax asset	—	—
Deferred tax liabilities:
Entrance tax	295	357
Total deferred tax liabilities	$295	$357

The net deferred tax liability is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2020	2019
Current deferred tax asset	$—	$—
Non-current deferred tax liabilities	295	357
Net deferred tax liabilities	$295	$357

Changes in the net deferred tax liabilities at December 31, 2020 and 2019 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2020	2019
Net deferred tax liabilities at January 1,	$357	$453
Change in temporary differences	(72)	(90)
Translation differences	10	(6)
Net deferred tax liabilities at December 31,	$295	$357

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $20.9 million and

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

$17.3 million as of December 31, 2020 and 2019, respectively. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of December 31, 2020, the Partnership determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero. There is no expiration date for losses carried forward.

After the reorganization of the Partnership's predecessor's activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership's acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. At December 31, 2018 the entrance tax had declined to approximately $0.6 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2019 the entrance tax had declined to approximately $0.4 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2020 the entrance tax had declined to approximately $0.4 million due to paid entrance tax, change in tax rate and translation effects. The taxes payable, mainly related to the entrance tax, are calculated based on the Norwegian corporate tax rate of 22% for 2020 and 2019, and the deferred tax liabilities, also mainly related to the entrance tax, are calculated based on a tax rate of 22% effective as from January 1, 2021 and January 1, 2020, respectively. Income tax expense within the UK of $10,233 and $8,754 for 2020 and 2019, respectively, was calculated by multiplying the tax basis with the UK tax rate of 19% in 2020 and 20% in 2019.

As of December 31, 2020, the total income taxes payable are estimated to be $0.1 million and consist of payable entrance tax and ordinary UK corporation tax. As of December 31, 2019, the total income taxes payable were estimated to be $0.1 million and consisted of payable entrance tax and ordinary UK corporation tax.

As of December 31, 2020, approximately $0.08 million of the estimated entrance tax of $0.38 million is estimated to be payable in the first and second quarter of 2021 and is presented as income taxes payable, while $0.30 million is presented as non-current deferred taxes payable. As of December 31, 2019, approximately $0.09 million of the estimated entrance tax of $0.45 million was estimated to be payable in the first and second quarter of 2019 and was presented as income taxes payable, while $0.36 million was presented as non-current deferred taxes payable.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2014. The Partnership had no unrecognized tax benefits as December 31, 2020 and 2019. During the years ended December 31, 2020 and 2019, the Partnership did not incur any interest or penalties on its tax returns.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

On December 14, 2017, the Norwegian government concluded the negotiations with the EFTA Surveillance Authority regarding the Norwegian tonnage tax regime, which has been approved for another ten years, until 2027. Pursuant to the approval, Norway has introduced restrictions that eliminates the ability of companies that own vessels under certain bareboat charters to qualify for the Norwegian tonnage tax regime. Companies that no longer qualify for the Norwegian tonnage tax -regime will instead be subject to Norwegian corporate income tax. However, there are no limitations on intra-group bareboat chartering, as well as bareboat charters where crewing services are carried out by a related party. In order to constitute a related party, a minimum of 25% ownership/control is required, according to the “associated enterprise” definition in the ATAD directive (Council Directive EU 2016/1164.) Due to the fact that KNOT has an ownership interest in the Partnership that exceeds 25% as well as an ownership interest of 100% in KNOT Management and KNOT Management Denmark AS which provide services to the Vessels owned by the Partnership which operate on bareboat charters, the Vessels operating on bareboat charters are effectively seen as time charter services to the customer. The services are provided to the charterer. If this related party situation is ended, other alternatives and possibly mitigating measures must be evaluated.

18) Related Party Transactions

(a) Related Parties

Prior to the IPO, the Partnership’s predecessor operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by Nippon Yusen Kaisha (“NYK”).

The Windsor Knutsen , the Bodil Knutsen , the Carmen Knutsen , the Hilda Knutsen , the Torill Knutsen , the Ingrid Knutsen , the Raquel Knutsen , the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen , the Anna Knutsen and the Tove Knutsen, all of which operate under time charters, are subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management or KNOT Management Denmark. Under these technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen , the Recife Knutsen , the Dan Cisne and the Dan Sabia operate under bareboat charters and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark, a 100% owned subsidiary of KNOT, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

The Partnership is a party to an administrative services agreement with KNOT UK, pursuant to which KNOT UK provides administrative services, and KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to KOAS UK and KOAS. On May 7, 2015, the Partnership entered into an amendment to the administrative services agreement, which allows KNOT UK to also subcontract administrative services to KNOT Management. Effective as of February 26, 2018, the Partnership entered into a second amendment to the administrative services agreement extending the term of the agreement indefinitely, subject to termination by any party upon 90 days’ notice for any reason.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2020	2019	2018
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	4,883	15,910	—
Other income:
Guarantee income from KNOT (2)	—	—	749
Operating expenses:
Vessel operating expenses (3)	14,693	14,489	13,719
Technical and operational management fee from KNOT to Vessels (4)	7,342	6,954	6,491
Operating expenses from other related parties (5)	515	487	—
General and administrative expenses:
Administration fee from KNOT Management (6)	1,131	1,280	1,434
Administration fee from KOAS (6)	654	663	583
Administration fee from KOAS UK (6)	118	116	123
Administration and management fee from KNOT (7)	49	170	161
Total income (expenses)	$(19,621)	$(8,249)	$(21,761)

	At December 31,	At December 31,	At December 31,
(U.S. Dollars in thousands)	2020	2019	2018
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (8)	$47	$—	$187
Drydocking supervision fee from KOAS (8)	—	—	24
Total	$47	$—	$211
(1)	Time charter income from KNOT: On December 17, 2018, the Partnership's subsidiary that owns the Windsor Knutsen and Royal Dutch Shell ("Shell") agreed to suspend the vessel's time charter contract. The suspension period commenced March 4, 2019 and ended April 5, 2020, when the vessel was redelivered to Shell. During the suspension period, the Windsor Knutsen operated under a time charter contract with Knutsen Shuttle Tankers Pool AS on the same terms as the time charter contract with Shell.
(2)	Guarantee income from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charter of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO (until April 15, 2018). In October 2015, the Windsor Knutsen commenced on a new Shell time charter with a hire rate below the hire rate in the initial charter. The difference between the new hire rate and the initial rate was paid by KNOT until April 15, 2018. The reimbursement from KNOT for the difference in the charter hire is accounted for as guarantee income. See Note 18(b)—Related Party Transactions—Guarantees and Indemnifications.
(3)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services. The crew hire has in previous years been disclosed qualitatively, but the Partnership has concluded this year to disclose quantitatively to make it more transparent.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

(4)	Technical and operational management fee from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(5)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel. AS Marin Elektro, a company that delivers electrical installations on ships, offshore installations and thermophotography, was (at the time when services for the Partnership were performed) owned by Level Group AS, where Trygve Seglem, his family and members of the TSSI management have significant influence. AS Marin Elektro provided drydocking, service and thermophoto/IR inspections for the Partnership for $39,993. Level Power & Automation AS, also owned by Level Group AS, provided equipment and spare parts to the Partnership’s vessels for $47,399.
(6)	Administration fee from KNOT Management and Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. ("KOAS UK"): Administration costs include the compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.
(7)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(8)	Drydocking supervision fee from KNOT and KOAS: KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.

(b) Guarantees and Indemnifications

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Windsor Knutsen and the Bodil Knutsen for a period of five years from the closing date of the IPO (until April 15, 2018).

In order to comply with its obligations under the Omnibus Agreement, KNOT and the Partnership entered into a time charter for the Windsor Knutsen while the vessel was not operating under a time charter with Shell. When the Shell time charter commenced in October 2015, the hire rate was lower than the initial rate, and the rate difference was paid by KNOT until April 15, 2018.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

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

(d) Amounts Due from and Due to Related Parties

Balances with related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2020	2019
Balance Sheet:
Trading balances due from KOAS	$170	$687
Trading balances due from KNOT and affiliates (1)	5,556	2,000
Amount due from related parties	$5,726	$2,687
Trading balances due to KOAS	$1,596	$840
Trading balances due to KNOT and affiliates	544	372
Amount due to related parties	$2,140	$1,212
(1)	Trading balances due from KNOT and affiliates includes the post-closing settlement amount of $3.6 million related to the acquisition of the Tove Knutsen, refer to Note 21 Acquisitions

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

e) Trade accounts payables and other currents assets

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2020	2019
Balance Sheet:
Trading balances due to KOAS	$1,304	$216
Trading balances due to KNOT and affiliates	902	685
Trade accounts payables to related parties	$2,206	$901

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2020	2019
Balance Sheet:
Trading balances due from KOAS	1,697	105
Trading balances due from KNOT and affiliates	450	—
Other current assets from related parties	$2,147	$105

(f) Acquisitions from KNOT

On March 1, 2018, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 30 AS, the company that owns and operates the Anna Knutsen . This acquisition was accounted for as an acquisition of assets.

On December 31, 2020, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 34 AS, the company that owns and operates the Tove Knutsen . This acquisition was accounted for as an acquisition of assets.

The board of directors of the Partnership and the Conflicts Committee of the board approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note 21—Acquisitions.

19) Commitments and Contingencies

Assets Pledged

As of December 31, 2020 and 2019, Vessels with a book value of $1,709 million and $1,677 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments, Note 13—Vessels and Equipment and Note 16—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claim was recorded for the years ended December 31, 2020, 2019 and 2018.

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

Carmen Knutsen

During the fourth quarter of 2017, the Carmen Knutsen undertook her 5-year special drydocking survey. During dismantling for overhaul, a technical default with her controllable pitch propeller was found. As a result, the Vessel went to a different yard to complete the repair. Repairs were completed and the Vessel was back on hire on January 1, 2018. The additional off-hire and technical costs were subject to an insurance claim. Under its loss of hire insurance policies, the Partnership’s insurer paid the hire rate agreed in respect of the Carmen Knutsen for each day in excess of 14 deductible days while the Vessel was off-hire as a result of the repairs of the controllable pitch propeller. For the year ended December 31, 2018, the Partnership recorded $0.45 million, for loss of hire which was recorded as a component of total revenues since day rates are recovered under the terms of the policy.

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

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

20) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except per unit data)	2020	2019	2018
Net income	$65,225	$58,957	$82,165
Less: Series A Preferred unitholders’ interest in net income	7,200	7,200	7,200
Net income attributable to the unitholders of KNOT Offshore Partners LP	58,025	51,757	74,965
Less: Distributions (2)	72,136	72,136	72,136
Under (over) distributed earnings	(14,111)	(20,379)	2,829
Under (over) distributed earnings attributable to:
Common unitholders (3)	(13,851)	(20,003)	2,777
General Partner	(261)	(376)	52
Weighted average units outstanding (basic) (in thousands):
Common unitholders	32,694	32,694	32,694
General Partner	615	615	615
Weighted average units outstanding (diluted) (in thousands):
Common unitholders (4)	32,694	32,694	36,370
General Partner	615	615	615
Earnings per unit (basic)
Common unitholders	$1.74	$1.55	$2.25
General Partner	1.74	1.55	2.25
Earnings per unit (diluted):
Common unitholders (4)	$1.74	$1.55	$2.22
General Partner	1.74	1.55	2.25
Cash distributions declared and paid in the period per unit (5)	$2.08	$2.08	$2.08
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.52	$0.52	$0.52
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership Agreement.
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the years ended December 31, 2020, 2019 and 2018 of $2.8 million, respectively.
(3)	This includes the net income attributable to the IDR holder. The net income attributable to IDRs for the years ended December 31, 2020, 2019 and 2018 was $2.8 million, respectively.
(4)	Diluted weighted average units outstanding for the year ended December 31, 2020 excludes 3.8 million potential common shares relating to the convertible preferred units since the assumed issuance had an anti-dilutive effect on the calculation of diluted earnings per unit.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to December 31, 2020.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2020, 73.5% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,036,226 common units) and 26.2% of such units were held directly by KNOT (in the form of 8,567,500 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.85% general partner interest (in the form of 615,117 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units).

Earnings per unit—basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit—diluted assumes the issuance of common units for all potentially dilutive securities consisting of the Series A Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit—diluted does not assume the issuance of Series A Preferred Units if the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors (the “Board”) to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Distributions of available cash from operating surplus for any quarter are required to be made in the following manner:

●	first , 98.15% to all common unitholders, pro rata, and 1.85% to the General Partner, until each outstanding common unit has received an amount equal to $0.375 (the “MQD”) for that quarter;
●	second , 98.15% to all common unitholders, pro rata, and 1.85% to the General Partner, until each outstanding common unit has received a total of $0.43125 (the “first target distribution”) for that quarter;
●	third , 85.15% to all common unitholders, pro rata, 1.85% to the General Partner, and 13% to the IDR holders, pro rata, until each outstanding common unit has received a total of $0.46875 (the “second target distribution”) for that quarter;
●	fourth , 75.15% to all common unitholders, pro rata, 1.85% to the General Partner, and 23% to the IDR holders, pro rata, until each outstanding common unit has received a total of $0.5625 (the “third target distribution”) for that quarter; and
●	thereafter , 50.15% to all common unitholders, pro rata, 1.85% to the General Partner, and 48% to the IDR holders, pro rata.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

The percentage interests set forth above assumed that the General Partner continues to own a 1.85% general partner interest and that the Partnership has not issued additional classes of equity securities.

21) Acquisitions

During the years ended December 31, 2020 and 2018, the Partnership acquired from KNOT equity interests in two subsidiaries which own and operate the Tove Knutsen and the Anna Knutsen.

The board of directors of the Partnership and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions. The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.1 million, $nil million and $0.1 million as of December 31, 2020, 2019 and 2018, respectively, were expensed as incurred under general and administrative expenses. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of each acquisition has been allocated to the identifiable assets acquired. The details of each transaction are as follows:

	Final	Final
	Tove Knutsen	Anna Knutsen
	December 31,	March 1,
(U.S. Dollars in thousands)	2020	2018
Purchase consideration (1)	$21,898	$19,913
Less: Fair value of net assets acquired:
Vessels and equipment (2)	117,978	120,274
Cash	804	4,537
Inventories	136	257
Derivatives assets (liabilities)	(3,537)	1,839
Others current assets	270	111
Amounts due from related parties	—	520
Long-term debt	(93,139)	(84,217)
Long-term debt from related parties	—	(22,535)
Deferred debt issuance costs	769	1,228
Trade accounts payable	(430)	(971)
Accrued expenses	(622)	(1,013)
Amounts due to related parties	(331)	(117)
Total purchase consideration	21,898	19,913
Difference between the purchase price and fair value of net assets acquired	$—	$—
(1)	The purchase consideration comprises the following:

	Final	Final
	Tove Knutsen	Anna Knutsen
	December 31,	March 1,
(U.S. Dollars in thousands)	2020	2018
Cash consideration paid to KNOT (from KNOP)	$25,430	$14,637
Purchase price adjustments	(3,596)	5,276
Acquisition-related costs	64	—
Purchase price	$21,898	$19,913
(2)	Vessel and equipment includes allocation to drydocking for the following vessels (in thousands): Tove Knutsen of $3,040 and Anna Knutsen of $2,329.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements (Continued)

Tove Knutsen

On December 31, 2020, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT's 100% interest in KNOT Shuttle Tankers 34 AS ("KNOT 34"), the company that owns and operates the Tove Knutsen. The purchase price for the vessel was $117.8 million, less $93.1 million of outstanding indebtedness, plus approximately $0.8 million for certain capitalized fees related to the financing of the vessel and minus other purchase price adjustments of $3.6 million.

Anna Knutsen

On March 1, 2018, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 30 AS (“KNOT 30”), the company that owns and operates the Anna Knutsen. The purchase price for the vessel was $120.0 millionf, less $106.8 million of outstanding indebtedness, plus approximately $1.4 million for certain capitalized fees related to the financing of the vessel and plus other purchase price adjustments of $5.3 million.

22) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through March 18, 2021, the date at which the audited consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On February 11, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2020. The aggregate amount of the distribution was $18.0 million. On February 11, 2021, the Partnership also paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2020 in an aggregate amount equal to $1.8 million.

On December 30, 2020, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, agreed to enter into a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The closing of the transaction occurred on January 19, 2021. The gross sales price was $94.3 million and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

On March 1, 2020, the Tove Knutsen developed a technical default due to leakage from its controllable pitch propeller. The Tove Knutsen is in Rio de Janeiro waiting for spare parts, which are estimated to arrive around March 18, 2021. The Partnership expects the vessel to be in operation again around March 21, 2021. Under its loss of hire insurance policies, the Partnership will be compensated by insurance for the contractual hire rate for the Tove Knutsen for each day in excess of 14 deductible days while the vessel is off-hire, for a maximum of 180 days. The Partnership also expects that the repair cost will be covered by insurance, in excess of a deductible of $150,000. The Partnership currently estimates that the aggregate cost to it due to the propeller default (including off-hire and repairs) will be approximately $0.3 million.

On March 9, 2021, the charterer of the Bodil Knutsen, Equinor did not notify the Partnership by this due date of its intention to exercise its option to extend the time charter for the vessel. The charter is currently expected to expire on April 9, 2021.

The Partnership has agreed on the commercial terms for an expected one-year fixed time charter contract for the Windsor Knutsen (with potential options to extend the charter by one one-year period and then one six-month period) with a major oil company to commence in the third quarter of 2021.