Form 20-F
period 2021-12-31
KNOT Offshore Partners LP
filed 2022-03-17
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Aberdeen

AB15 4YB, United Kingdom

(Address of Principal Executive Offices)

Gary Chapman

2 Queens Cross

Aberdeen

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

33,708,541 common units representing limited partner interests

3,541,666 Series A Convertible Preferred Units

588,945 Class B Units

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2021 (this “Annual Report”) contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

●	the length and severity of the outbreak of Coronavirus COVID-19 (“COVID-19”), including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;
●	the ability of Knutsen NYK Offshore Tankers AS (“KNOT”) and KNOT Offshore Partners LP (“KNOT Offshore Partners”) to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;
●	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;
●	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and Class B Units representing limited partner interests (“Class B Units”) and to make distributions on its Series A Convertible Preferred Units (the “Series A Preferred Units”) and the amount of any such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	the length and cost of drydocking;

●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	termination dates and extensions of charters;
●	the impact of the recent Russian invasion of Ukraine;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;
●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;

●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market; and
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

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

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common units. These material risks include, but are not limited to, those relating to:

●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to continue to pay the current distribution on our common units.
●	The COVID-19 pandemic continues to affect the global economy and energy demand and may adversely affect our business.
●	Our cash distribution policy may adversely affect our ability to grow and to meet our financial needs.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may result in less cash available to unitholders.
●	The required drydocking of our vessels could be more expensive and time consuming than we anticipate.
●	We may be unable to re-charter our vessels upon termination or expiration of their existing charters.
●	If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders may be diluted.
●	Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to our unitholders.
●	Our financing agreements contain operating and financial restrictions.
●	Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.
●	We may fail to consummate or integrate acquisitions in a timely and cost-effective manner.
●	Our charters are subject to early termination under certain circumstances.
●	We may experience operational problems with vessels that reduce revenue and increase costs.
●	We currently derive all of our time charter and bareboat revenues from nine customers.
●	We depend on subsidiaries of KNOT to assist us in operating our businesses.
●	Our growth depends on continued growth in demand for shuttle tanker transportation services.
●	Persistent low oil prices may adversely affect our growth prospects and results of operations.
●	Adverse conditions in the global economy or financial markets may impair our customers’ and suppliers’ ability to pay for our services.
●	The economic and security relationship between the United Kingdom and the E.U. stemming from Brexit could adversely impact us.
●	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.
●	An increase in the global supply of shuttle tanker capacity without a commensurate increase in demand may have an adverse effect on hire rates and the values of our vessels.
●	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
●	The value of our vessels may decline, which could adversely affect our operating results.
●	Climate change concerns and greenhouse gas restrictions may adversely impact our operations and markets.
●	Our international operations expose us to political, governmental and economic instability.
●	Marine transportation is inherently risky, particularly in the extreme conditions in which our vessels operate. We could experience an incident involving loss of product or environmental contamination.
●	Our insurance may not be sufficient to cover losses.
●	Acts of piracy on ocean-going vessels may affect us.
●	Vessels transporting oil are subject to substantial environmental and other regulations.
●	We are exposed to currency exchange rate fluctuations.
●	Many seafaring employees are covered by collective bargaining agreements.
●	KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.
●	Maritime claimants could arrest our vessels, which could interrupt our cash flow.
●	Lack of diversification and adverse developments in the shuttle tanker market or the conventional oil tanker market would negatively impact our results.
●	If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action.
●	We could fail to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation.
●	A cyber-attack could materially disrupt our business.
●	Our business is subject to complex and evolving laws, directives and regulations regarding privacy and data protection.
●	KNOT and its affiliates may compete with us.

●	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units or Class B Units.
●	KNOT and its affiliates own a substantial interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders.
●	Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by them.
●	Fees and cost reimbursements, which affiliates of KNOT determine for services provided to us and our subsidiaries, are substantial and payable regardless of our profitability.
●	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our management or our general partner without KNOT’s consent.
●	The control of our general partner may be transferred to a third party without unitholder consent.
●	Substantial future sales of our common units or the issuance of additional preferred units in the public market could cause the price of our common units to fall.
●	Our common units are subordinated to our existing and future indebtedness and Series A Preferred Units.
●	We may issue additional equity securities without the approval of our unitholders.
●	A substantial number of our common units may be issued upon conversion of our Series A Preferred Units or Class B Units or as redemption payments in respect of our Series A Preferred Units.
●	Our Series A Preferred Units have rights, preferences and privileges not held by common unitholders.
●	In establishing cash reserves, our board may reduce the amount of cash available for distribution.
●	Our general partner has a limited call right that may require our unitholders to sell their common units.
●	Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	We can borrow money to pay distributions.
●	Increases in interest rates may cause the market price of our common units to decline.
●	We are exposed to market risks relating to the announced phase-out of the London Interbank Offered Rate (“LIBOR”).
●	We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.
●	Unitholders may have liability to repay distributions.
●	The Marshall Islands does not have a well-developed body of partnership law.
●	Our operations may be subject to economic substance requirements of the EU.
●	It may be difficult to serve us with legal process or enforce judgments against us.
●	Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders unless otherwise provided for under the laws of the Marshall Islands.
●	We are subject to taxes, which reduces our cash available for distribution to our unitholders.
●	A change in tax laws in any country in which we operate could adversely affect us.
●	U.S. tax authorities could treat us as a “passive foreign investment company.”
●	We may have to pay tax on U.S. source income, which would reduce our cash flow.
●	Our unitholders may be subject to income tax in one or more non-U.S. jurisdictions if, under the laws of any such jurisdiction, we are considered to be carrying on business there.

In addition, risks not presently known to us or risks that we currently deem immaterial could materially and adversely affect our business, financial condition, results of operations and the trading price of our common units.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to continue to pay the current distribution on our common units.

We may not have sufficient cash from operations to continue to pay the current distribution on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of March 17, 2022, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

●	the charter rates we obtain from our customers and the utilization of our fleet;

●	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;
●	the level of our operating costs, such as the cost of crews and insurance;
●	currency exchange rate fluctuations;
●	the supply of shuttle tankers;
●	the demand for shuttle tankers;
●	the price and level of production of, and demand for, crude oil;
●	prevailing global and regional economic and political conditions;
●	changes in local income tax rates; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we have available for distribution depends on other factors, including:

●	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;
●	the level of debt we will incur to maintain existing vessels or fund future acquisitions and the interest rate we will pay on that debt;
●	fluctuations in our working capital needs;
●	our ability to make, and the level of, working capital borrowings; and
●	the amount of any cash reserves, including reserves for future capital expenditures, working capital and other matters, established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which is affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The COVID-19 pandemic continues to affect the global economy and energy demand and may adversely affect our business.

The outbreak of the coronavirus (“COVID-19”) continues to affect global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers.

Although progress in vaccinations and signs of global economic recovery continue to cautiously increase optimism, the ultimate length and severity of the current pandemic and its potential impact on the Partnership’s business, financial condition and results of operations remains uncertain at this time and has increased uncertainty in a number of areas of the Partnership’s business, including operational, commercial and financial activities.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus may lead to further operational impacts that could result in higher costs. It is possible that a further outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue.  Any outbreak of COVID-19 on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts, which in turn could result in off-hire or claims for the impacted period.

Announced delays in new capital expenditure by many oil majors in 2020 had a negative impact on the demand for shuttle tankers and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could continue through at least the majority of 2022. This has affected the timing and number of new, offshore projects and overall oil production profiles in the short-term, which has impacted the demand and pricing for shuttle tankers. If this situation persists, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years.

The Partnership is exposed to the credit risk associated with individual charterers. Any extended period of idle time between charters or non-payment caused by issues related to COVID-19 or otherwise could adversely affect the Partnership’s future liquidity, results of operations and cash flows. Although the Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers, no assurance can be given that customers will continue to meet their obligations and will not request concessions or changes to payment terms in the future.

COVID-19 has also had a sustained impact on global capital markets. The Partnership’s common unit price remains lower than the price at the start of 2020, mainly due to the impact of COVID-19 on the wider economy and sentiment in the energy and shipping sectors. In these current market conditions with lower unit prices, issuing new common equity remains a less viable and more expensive option for accessing liquidity. The Partnership expects to refinance its long-term debt as it matures but, if it is unable to do so on satisfactory terms, the Partnership may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

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

In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for future capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduces cash available for distribution.

We must make substantial capital expenditures to maintain, over the long-term, the operating capacity of our fleet. Capital expenditures include expenditures associated with the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or drydocking) and modifying an existing vessel or acquiring a new comparable vessel to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

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

We are dependent upon charters for our vessels to generate revenues and we may be adversely affected if we fail to renew or are unsuccessful in winning new charters, or if our existing charters are terminated. Our ability to re-charter our shuttle tankers following expiration of existing charters and the rates payable upon any renewal or replacement charters depends upon, among other things, the state of the shuttle tanker market. For example, an oversupply of shuttle tankers can reduce the charter rates that we can receive. A termination or renegotiation of our existing charters or a failure to secure new employment at the expiration of our current charters may have a negative effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

As of December 31, 2021, we had consolidated debt of approximately $974.6 million. We have the ability to incur additional debt. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

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

In addition, our financing agreements require us to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, maintaining positive working capital, ensuring that our earnings before interest, taxes, depreciation and amortization (“EBITDA”) exceeds interest payable, maintaining a minimum collateral value, and maintaining a minimum book equity ratio. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in our financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

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

As of March 17, 2022, our fleet consists of seventeen shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

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

We currently derive all of our time charter and bareboat revenues from nine customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We currently derive all of our time charter and bareboat revenues from nine customers. For the year ended December 31, 2021, Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), Eni Trading and Shipping S.p.A. (“ENI”), Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), Galp Sinopec Brazil Services B.V (“Galp”) and Repsol Sinopec Brasil, S.A. (“Repsol”), accounted for approximately 22%, 16%, 17%, 13% and 14%, respectively, of our revenues.

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

Oil prices can be volatile, and this could affect the equity value of many of our customers. The combination of a reduction of cash flow resulting from lower prices, a reduction in borrowing under related credit facilities and the limited or lack of availability of debt or equity financing could potentially reduce the ability of our customers to make charter payments, which in turn could harm our business, results of operations and financial condition. Additionally, at the end of a contractual term we could lose one or more of our customers due to a variety of causes unrelated to our performance, including changes in customers’ management or strategic exits from the offshore oil space or from regions in which we operate.

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

Our growth strategy focuses on expansion in the shuttle tanker sector. Accordingly, our growth primarily depends on continued growth in the demand for offshore oil transportation services. Factors beyond our control that affect the offshore oil transportation industry may have a significant impact on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Fluctuations in the hire rate we can charge our customers result from changes in the supply of carrying capacity, production volumes of oil in the areas in which we operate and demand for the crude oil carried. If a sustained period of reduced demand for oil transportation services were to occur it would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. The factors affecting supply and demand for shuttle tankers and supply and demand for crude oil transported by shuttle tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence the demand for shuttle tanker capacity include, but are not limited to:

●	changes in the actual or projected price of oil, which could impact the exploration for or development of new offshore oil fields or the production of oil at certain fields we service;
●	delayed production start on offshore fields under development or unscheduled maintenance of existing fields;
●	levels of demand for and production of oil, which, among other things, is affected by competition from alternative sources of energy, climate change regulations and policies, other factors making consumption of oil more or less attractive or energy conservation measures;
●	changes in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
●	changes in laws and regulations affecting the shuttle tanker industry;
●	global and regional economic and political conditions, particularly in oil-consuming regions, as well as environmental concerns and regulations, which could impact the supply of oil and gas as well as the demand for various types of vessels; and
●	changes in trading patterns, including changes in the distances that cargoes are transported and charter rates in the general tanker market.

The factors that influence the supply of shuttle tanker capacity include, but are not limited to:

●	the number of deliveries of new vessels under construction or on order and the price of those new vessels;
●	the scrapping rate of older vessels;
●	oil and gas company policy with respect to technical vessel requirements; and
●	the number of vessels that are off-hire.

Persistent, low oil prices may adversely affect our growth prospects and results of operations.

If there is a significant decline in oil prices that persists for a long period it may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

The economic and security relationship between the United Kingdom and the E.U. stemming from Brexit could adversely impact us.

On June 23, 2016, in a referendum vote commonly referred to as “Brexit,” a majority of British voters voted to exit the European Union (“EU”) and on January 31, 2020, the U.K. formally exited the EU. On December 24, 2020, the European Commission reached a trade agreement with the U.K. on the terms of its future cooperation with the E.U. (the “Trade Agreement”), which took effect on January 1, 2021. The Trade Agreement offers U.K. and EU companies preferential access to each other’s markets, ensuring imported goods covered by the Agreement will generally be free of tariffs and quotas; however, economic relations between the U.K. and the EU will now be on more restricted terms than existed previously.

The Trade Agreement does not incorporate the full scope of the services sector, and businesses such as banking and finance face a more uncertain future. The U.K. and E.U. put in place a separate memorandum of understanding in March 2021, creating a framework for dialogue between the U.K. and the E.U. on financial services regulation. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the U.K. from the EU will have and how such withdrawal may affect our business.

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

The supply of shuttle tankers in the industry is affected by, among other things, assessments of the demand for these vessels. Any over-estimation of demand for vessels may result in an excess supply of shuttle tankers. This may, in the long term when existing contracts expire, result in lower hire rates and depress the values of our vessels. In such an event, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected.

During periods of high utilization and high hire rates, industry participants may increase the supply of shuttle tankers by ordering the construction of new vessels. This may result in an over-supply of shuttle tankers and may cause a subsequent decline in utilization and hire rates when the vessels enter the market. Lower utilization and hire rates could adversely affect revenues and profitability. Prolonged periods of low utilization and hire rates could also result in the recognition of impairment charges on shuttle tankers if future cash flow estimates, based upon information available at the time, indicate that the carrying value of these shuttle tankers may not be recoverable. Such impairment charges may cause lenders to accelerate loan payments under our financing agreements, which could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. On June 30, 2021, we changed the useful life estimate of each of the vessels in our fleet from 25 years to 23 years due to prevailing longer term market trends, which increased the depreciation charge starting July 1, 2021. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life.

Climate change concerns and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”), the United Nations agency that regulates international shipping, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping. However, in 2018, the IMO adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st century (“IMO GHG Strategy”). In November 2020, the Marine Environment Protection Committee (“MEPC”) of the IMO agreed to draft amendments to Annex VI of the 1973 International Convention for the Prevention of Pollution from Ships (“MARPOL”) that would establish an enforceable regulatory framework to reduce greenhouse gas emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index, an operational Carbon Intensity Indicator and an enhanced Ship Energy Efficiency Management Plan to drive reductions in the carbon intensity. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The draft MARPOL Annex VI amendments were adopted at the June 2021 MEPC session and, the Energy Efficiency Existing Ship Index and Carbon Intensity Indicator measures enter into force on January 1, 2023. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

Our operations are conducted in various countries, and they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We may derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. The recent Russian invasion of Ukraine, in addition to sanctions announced by President Biden and several European leaders against Russia and any forthcoming sanctions, may adversely impact our business. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and/or a termination of the charter and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Terrorist attacks, piracy and the current conflicts in Ukraine and the Middle East, and other current and future conflicts, may adversely affect our business, financial condition, results of operations and ability to raise capital and future growth.

The recent Russian invasion of Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States, the European Union and other nations against Russia. While much uncertainty remains regarding the global impact of the invasion, it is possible that an expansion of the conflict to other areas could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we contract may be impacted by any such expansion of events in Russia and Ukraine, which could then adversely affect our operations.

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

Our success depends in large part on KNOT’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Furthermore, should there be an outbreak of COVID-19 on board, adequate crewing my not be available to fulfill the obligations under our contracts. Due to COVID-19, we could face (i) difficulty in finding healthy qualified replacement officers and crew; (ii) local or international transport or quarantine restrictions limiting the ability to transfer infected crew members off the vessel or bring new crew on board; or (iii) restrictions in availability of supplies needed on board due to disruptions to third-party suppliers or transportation alternatives. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

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

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. For example, sanctions announced by President Biden and several European nations against Russia and any forthcoming sanctions may adversely impact our business. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. For example, Norway, the EU and the United Kingdom have recently expanded restrictive measures against Russia and certain Russian businesses and individuals. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., Norway, the United Kingdom, the United Nations and EU countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract termination and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a high risk of corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of

1977, the Bribery Act 2010 of the Parliament of the United Kingdom and the anti-corruption provisions of the Norwegian Criminal Code of 1902. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of our senior management.

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

Most recently, the Russian invasion of Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect the Partnership’s operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

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

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units or Class B Units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. The Class B Units generally vote together with the common units as a single class. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders and holders of Class B Units (“Class B Unitholders”) are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for four-year terms. Our general partner in its sole discretion appoints the remaining three directors and sets the terms for which those directors serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding common units and Class B Units, including any common units and Class B Units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that Norwegian Resident Holders are not eligible to vote in the election of elected directors. Further, if any person or group owns beneficially more than 4.9% of any class of units then outstanding (excluding Norwegian Resident Holders in the election of elected directors), any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any unitholders not entitled to vote on a specific matter are effectively redistributed pro rata among the other unitholders. Our general partner, its affiliates and persons who acquire common units or Class B Units with the prior approval of our board of directors are not subject to the 4.9% limitation except with respect to voting their common units or Class B Units in the election of the elected directors. The common units and the Class B Units will be treated as two separate classes of partnership interests for purposes of the 4.9% limitation, which will apply separately to the holders of common units and to the holders of Class B Units.

KNOT and its affiliates own a substantial interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to the detriment of our unitholders.

As of March 17, 2022, KNOT owned 27.8% of our common units and all of our Class B Units, and owned and controlled our general partner, which owns a 1.83% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

●	neither our partnership agreement nor any other agreement requires our general partner or KNOT or its affiliates to pursue a business strategy that favors us or utilizes our assets, and KNOT’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of KNOT, which may be contrary to our interests;
●	our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner is considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the Partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the Partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the Partnership;
●	our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in our partnership agreement;
●	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;
●	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

●	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80.0% of our common units and Class B Units; and
●	our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

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

●	If our general partner is removed without “cause” and units held by our general partner and KNOT are not voted in favor of that removal, our general partner has the right to convert its general partner interest into common units or to receive cash in exchange for such interest based on the fair market value of such interest at the time. Any conversion of the general partner interest would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner.
●	Common unitholders are entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion appoints the remaining three directors.
●	Election of the four directors elected by common unitholders is staggered, meaning that the members of only one of four classes of our elected directors are selected each year. In addition, the directors appointed by our general partner serve for terms determined by our general partner.

●	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management.

Unitholders’ voting rights are further restricted by our partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% effectively are redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquire common units or Class B Units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units or Class B Units in the election of the elected directors.

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

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 17, 2022, KNOT and our general partner owned 28.1% of the common units and all of the Class B Units. We have also entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we filed a registration statement to register resales of the common units underlying the Series A Preferred Units. Following their sale, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

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

A substantial number of our common units may be issued upon conversion of our Series A Preferred Units or Class B Units or as redemption payments in respect of our Series A Preferred Units, which issuances could reduce the value of our common units.

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

The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. After the payment of the Partnership’s quarterly cash distributions on each of November 10, 2021 and February 10, 2022 with respect to the three months ended September 30, 2021 and December 31, 2021, respectively, 84,135 of the Class B Units converted to common units on a one-to-one basis.

If a substantial portion of the Series A Preferred Units or the Class B Units are converted into common units, or the Series A Preferred Units are redeemed under certain circumstances, common unitholders could experience significant dilution. Furthermore, if holders of such Series A Preferred Units or Class B Units were to dispose of a substantial portion of these common units in the public market following such a conversion, whether in a single transaction or series of transactions, it could adversely affect the market price for our common units. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell our common units in the future.

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

The issuance of common units upon conversion of our Series A Preferred Units or Class B Units or redemption under certain circumstances of our Series A Preferred Units may have the following effects:

●	an existing unitholder’s proportionate ownership interest in us will decrease;
●	the amount of cash available for distribution on each common unit may decrease;
●	the relative voting strength of each previously outstanding common unit may be diminished; and
●	the market price of our common units may decline.

The market price of our common units is likely to be influenced by the Series A Preferred Units and Class B Units. For example, the market price of our common units could become more volatile and could be depressed by:

●	investors’ anticipation of the potential resale in the market of a substantial number of additional common units received upon conversion of the Series A Preferred Units or Class B Units;
●	possible sales of our common units by investors who view the Series A Preferred Units as a more attractive means of equity participation in us than owning our common units; and
●	hedging or arbitrage trading activity that may develop involving the Series A Preferred Units and our common units.

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

Our partnership agreement requires our board of directors to deduct from cash available for distribution cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also affect the amount of cash available for distribution to our unitholders.

Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80.0% of the common units and Class B Units, our general partner has the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders may also incur a tax liability upon a sale of their units.

As of March 17, 2022, KNOT and our general partner owned 29.2% of our common units and Class B Units.

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

We are exposed to a market risk relating to increases in interest rates because the amounts borrowed under our existing loan and credit facilities bear interest at rates based on LIBOR. On July 27, 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. On November 30, 2020, the administrator of LIBOR announced a delay in the phase out of a majority of the U.S. dollar LIBOR publications until June 30, 2023, although the remainder of LIBOR publications phased out at the end of 2021. The foregoing announcements indicate that the continuation of LIBOR on the current basis is not guaranteed after 2023. Significant increases in LIBOR or uncertainty surrounding its phase out after 2023 could adversely affect our business, financial condition, operating results and cash flows. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition. We use interest rate swaps to reduce our exposure to interest rate risk and hedge a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

Although we intend to agree an alternative, market acceptable, basis with the lenders under our credit facilities, and with the counterparties under our derivative instruments, to replace the applicable LIBOR rates with another reference rate in terms of rapidly developing marking practice being established by the Loan Markets Association (LMA) prior to any cessation of LIBOR there can be no assurance that we will be able to reach agreement on favorable terms or at all. We have an engagement plan, and we are actively engaging with our counterparties to reach agreement on an alternative basis. Any agreement on an alternative benchmark rate may however negatively impact the value of our credit facilities or derivative instruments, may expose us to additional financial, tax, legal, operational or other costs, or expose us to additional interest rate-related risks, such as different alternative reference rates.

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

On March 12, 2019, the Council of the EU published a list of “non-cooperative jurisdictions” for tax purposes (the “2019 Conclusions”). In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the EU on this list for failing to implement certain commitments previously made to the EU by the agreed deadline. The EU subsequently removed the Marshall Islands from the list in October 2019. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

We do not know if the EU will once again add the Marshall Islands to the list of non-cooperative jurisdictions; what actions the Marshall Islands may take, if any, to remove itself from the list if it is added; how quickly the EU would react to any changes in legislation of the Marshall Islands; or how EU banks or other counterparties will react while we or KNOT UK remain as entities organized and existing under the laws of the Marshall Islands. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

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

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that, upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, as well as possibly interest and penalties, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

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

The vessels in our fleet do not currently engage in transportation that begins and ends in the United States, and we do not expect that our subsidiaries will in the future earn income from such transportation. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, that income may not be exempt from U.S. federal income tax under Section 883 of the Code and may not be exempt from U.S. federal income tax under the U.S.-Norway Tax Treaty and therefore may be subject to net income tax in the United States (currently at a 21% rate, plus branch profits tax at a rate of 30% (unless reduced or eliminated under an income tax treaty)).

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

We conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including Norway, that our activities or the activities of our subsidiaries may rise to the level of a taxable presence that is attributed to our unitholders for tax purposes. We have obtained confirmation from the United Kingdom HM Revenue & Customs that unitholders should not be treated as trading in the United Kingdom merely by virtue of their ownership of our common units. If our unitholders are attributed such a taxable presence in a jurisdiction, our unitholders may be required to file a tax return with, and to pay tax in, that jurisdiction based on our unitholders’ allocable share of any identifiable taxable income. In addition, we may be required to obtain information from our unitholders in the event a tax authority (including in the United Kingdom) requires such information to submit a tax return. We may be required to reduce distributions to our unitholders on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to our unitholders. The United States generally will not allow a tax credit for any foreign income taxes that our unitholders directly or indirectly incur by virtue of an investment in us.

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

On December 15, 2017, we acquired KNOT Shuttle Tankers 32 AS, the company that owns the shuttle tanker, the Brasil Knutsen, from KNOT.

On March 1, 2018, we acquired KNOT Shuttle Tankers 30 AS, the company that owns the shuttle tanker, the Anna Knutsen, from KNOT.

On December 31, 2020, we acquired KNOT Shuttle Tankers 34 AS, the company that owns the shuttle tanker, the Tove Knutsen, from KNOT.

On September 10, 2021, KNOT contributed to the Partnership all of KNOT’s incentive distribution rights in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the incentive distribution rights were cancelled.

For more information regarding recent developments, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2021 and Early 2022.”

As of March 17, 2022, we had a fleet of seventeen shuttle tankers.

We were formed under the law of the Marshall Islands and maintain our principal place of business at 2 Queen’s Cross, Aberdeen, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our agent for service of process in the United States is Puglisi & Associates, and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters.

Our annual estimated maintenance and replacement capital expenditures are currently $74.2 million per year, which is comprised of $64.6 million for replacing our current vessels at the end of their useful lives and $9.6 million for drydocking maintenance and classification surveys.

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

B. Business Overview

General

We were formed to own and operate shuttle tankers, initially and wherever possible, under long-term charters. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit to our unitholders. Where possible, our further objective is to grow our business through accretive acquisitions of shuttle tankers and by chartering those vessels pursuant to profitable charters with high quality customers. The vessels in our current fleet are chartered to Equinor, Transpetro, Repsol, Shell, Vår, Galp, ENI, PetroChina and KNOT, and our charters have an average remaining term of 2.0 years as of December 31, 2021.

Since our IPO, we have increased our quarterly distribution from $0.375 per unit to $0.52 per unit for the quarter ended December 31, 2021.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of March 17, 2022, KNOT and our general partner owned our general partner interest, all our Class B Units and 28.1% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

Business Strategies

Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit to our unitholders by executing the following strategies:

●	Manage our fleet and deepen our customer relationships to continue to provide a stable base of cash flows. We target to at least maintain our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. KNOT charters its current fleet to a number of the world’s leading energy companies. We believe the close relationships that KNOT has with these companies will provide attractive opportunities for us. We continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations.
●	Pursue strategic and accretive acquisitions of shuttle tankers on long-term, fixed-rate charters. We seek to leverage our relationship with KNOT to make strategic and accretive acquisitions. During the term of the Omnibus Agreement, we have the opportunity to purchase from KNOT any newbuild under a long-term charter or existing shuttle tanker in the KNOT fleet that enters into a long-term charter.
●	Expand global operations in high-growth regions. We seek to expand in proven areas of offshore production, such as the North Sea and Brazil, and in new production areas as they are developed. We believe that KNOT’s leading market position, operational expertise and strong customer relationships will enable us to have early access to new production projects worldwide.

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

Our Fleet

The following table provides information about the seventeen shuttle tankers in our fleet as of March 17, 2022:

			Current
	Capacity		Operating	Charter
Shuttle Tanker	(dwt)	Built	Region	Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	Brazil	Time Charter	Knutsen Shuttle Tankers Pool AS	2022	(1)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	PetroChina	2022	(2)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2023	(3)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	ENI	2022	(3)
Torill Knutsen	123,000	2013	North Sea	Time Charter	ENI	2022	(4)
Dan Cisne	59,000	2011	Brazil	Bareboat charter	Transpetro	2023
Dan Sabia	59,000	2012	Brazil	Bareboat charter	Transpetro	2024
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	Vår	2024	(5)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2025	(6)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	Petrobras	2022	(7)
Vigdis Knutsen	156,000	2017	—	—	—	—	(7)
Lena Knutsen	156,000	2017	Brazil	Time Charter	Shell	2022	(7)
Brasil Knutsen	154,000	2013	Brazil	Time Charter	Galp	2022	(8)
Anna Knutsen	152,000	2017	—	—	—	—	(8)
Tove Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(9)

(1)	The Bodil Knutsen is currently operating under a rolling charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT. The charter currently expires in April 2022, with two one-month extensions at the charterer’s option. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2023 or the first quarter of 2024 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods.
(2)	Customer has the option to extend the charter by one one-year period and then one six-month period. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods.
(3)	Customer has the option to extend the charter for up to three one-year periods.
(4)	Customer has the option to extend the charter for up to two one-year periods.
(5)	Customer has the option to extend the charter for up to five one-year periods.
(6)	Customer has the option to extend the charter for up to one three-year period and one two-year period.
(7)	On December 8, 2020, the Partnership secured new three-year fixed charters for the vessels, Tordis Knutsen, Vigdis Knutsen and Lena Knutsen, with a major oil company. The commencement of these new time charters range between May and December 2023. The vessels will be marketed for short to mid-term charter business in the intervening period between the end of the vessels’ current fixed charters (in 2022) and the commencement of the abovementioned new fixed charters (in 2023), which period on average is currently estimated to be 15 months for each vessel.
(8)	The charterer of the Anna Knutsen, Galp Sinopec, did not notify the Partnership by the due date of its intention to exercise its option to extend the time charter of the vessel and, as a consequence, the vessel was effectively redelivered to the Partnership on February 14, 2022 at the start of its mobilization trip to Europe for the vessel’s planned drydock. On February 11, 2022 the Partnership agreed on the commercial terms for a new time charter contract for the Anna Knutsen with a major oil company to commence in the second quarter of 2022 for a fixed period, at the charterer’s option, of either (a) one year, with options for the charterer to extend the time charter by up to four further one-year periods, or (b) two years, with options for the charterer to extend the time charter by up to three further one-year periods.
(9)	Customer has the option to extend the charter for up to two two-year periods and nine one-year periods.

Customers

For the year ended December 31, 2021, Shell, ENI, Transpetro, Galp, and Repsol accounted for approximately 22%, 16%, 17%, 13% and 14%, respectively, of our revenues. Vår, PetroChina, Equinor and KNOT accounted for our remaining revenues.

Charters

We generate revenues by charging customers for the hire of our vessels and for services related to the loading, transportation, discharge and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

As of March 17, 2022, eleven of our shuttle tankers are chartered under time charters and four of our shuttle tankers are chartered under bareboat charters.

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

According to Fearnresearch, as of March 1, 2022, there were approximately 82 vessels in the global shuttle tanker fleet (including 12 newbuilds on order). Together KNOT and KNOP are the largest owners of shuttle tankers with 29 shuttle tankers (including 3 newbuilds on order). Altera Shuttle Tankers L.L.C. (formerly Teekay Offshore Partners L.P.) is the second largest owner in the shuttle tanker market with 22 shuttle tankers (including 1 newbuild on order). American Eagle Tankers (AET) is the third largest owner of shuttle tankers with 17 vessels (including 5 newbuilds on order). Petrobras, which does not own vessels, employs a total of 23 shuttle tankers (including 3 newbuilds on order) through long-term bareboat and time charters. There are other shuttle tanker owners in the industry, but such owners have a limited fleet size and their vessels do not participate or compete in our markets.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, and the ISPS, or the requirements for shuttle tankers under their flag regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard, the United Kingdom Maritime and Coast Guard Agency and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S., the United Kingdom and EU ports.

The requirements contained in the ISM Code govern our operations. Among other requirements, the ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. In 2017, the IMO’s Maritime Safety Committee (“MSC”) adopted Resolution MSC.428(98), Maritime Cyber Risk Management in Safety Management Systems, embracing guidelines on maritime cyber risk management approved by the MSC in 2017, affirming its view that the ISM Code requires mitigation of cyber risk as part of the safety management system, and effectively providing that that a vessel’s safety management system must account for cyber risks in compliance with the ISM Code no later than the vessel’s first annual compliance verification after January 1, 2021. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuild upon delivery.

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

The IMO has adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and air pollution prevention certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. As of January 2, 2015, these limitations required that fuels of vessels in covered Emission Control Areas (“ECAs”), including the North Sea ECA and the Baltic Sea ECA, contain no more than 0.1% sulfur. For non-ECA areas, the capped sulfur limitations decreased progressively until they reached the global limit of 0.5% applicable on and after January 1, 2020 (generally referred to as IMO 2020). MARPOL Annex VI also establishes three tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

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

The IMO has negotiated international conventions that impose liability for oil pollution and other environmental harms in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (which began in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Brazil and Norway have ratified the BWM Convention. Although neither the United Kingdom nor the United States has ratified the BWM Convention yet, both jurisdictions are implementing ballast water management requirements. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment were accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. We have begun installation of ballast water treatment systems on our vessels to comply with the requirements of the BWM Convention. The Anna Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne, the Dan Sabia, the Brasil Knutsen, the Lena Knutsen, the Torill Knutsen, the Hilda Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Vigdis Knutsen, the Tordis Knutsen and the Tove Knutsen have all installed IMO approved ballast water treatment system. Although the cost to comply with IMO ballast water treatment regulations for our remaining vessels is difficult to estimate, it is anticipated to be approximately $2.5-$3.0 million per vessel for the Windsor Knutsen and Carmen Knutsen. With respect to our vessels on bareboat charters, this cost is paid by the charterer.

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

European Union and United Kingdom Environmental Regulation of Vessels

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

Although the EU regulations will no longer directly apply in the United Kingdom as a consequence of Brexit, the “level playing field” provisions in the United Kingdom/EU Trade and Cooperation Agreement (“TCA”) cover requires “non regression” in the level of environmental protection by the United Kingdom from the harmonized standards that were in effect in the EU on December 31, 2020. This means that the United Kingdom should not attempt to undo these standards, but under the TCA harmonization of standards is not required on a going forward basis. The TCA also includes a commitment for the EU and the United Kingdom to cooperate on trade-related aspects of climate change and to work with the IMO to achieve greenhouse gas emission reductions and promote low carbon technologies and sustainable transport. The United Kingdom has begun to take measures to put environmental regulations in place that would affect the shipping industry. In July 2019, the Department of Transport and the Maritime and Coast Guard Agency published Maritime 2050, a plan for the transition to zero emissions from shipping by 2050. On May 27, 2021, the Department of Transport published draft regulations that would amend the Merchant Shipping (Prevention of Air Pollution from Ships) Regulations 2008 to implement air quality measures to control sulphur and nitrogen oxide (SOx and NOx) emissions from ships, including setting the the maximum sulfur content of marine fuels used by ships at 0.5% and applying stricter NOx Tier III limit for new ships operating in the North Sea and English Channel. On February 7, 2022, the United Kingdom Department for Transport issued a call for feedback on the priorities to be addressed in its development of a long-term low carbon fuels strategy for the transport sector.

If more stringent requirements are put in effect in the future in the EU or the United Kingdom, they may require, individually or in the aggregate, significant expenditures and could increase our operating costs, potentially affecting financial performance.

North Sea Environmental Regulation of Vessels

Our shuttle tankers currently operate in the North Sea and Brazil.

In addition to the regulations imposed by the IMO and, for those countries in the EU, the EU, countries having jurisdiction over North Sea areas impose further regulatory requirements on operations in those areas, including Maritime and Coastguard Agency regulations in the United Kingdom and Norwegian Maritime Directorate regulations in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

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

The VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (“NOIs”) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (“NSPs”) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. VIDA requires EPA to develop NSPs for approximately 30 discharges by December 2020. The discharges to be covered are similar to those in 2013 VGP and the NSPs are generally required to be at least as stringent as the requirements of the 2013 VGP. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. Final regulations are expected in late 2022. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new EPA NSPs and the corresponding U.S. Coast Guard implementation, compliance and enforcement regulations are in place. VIDA requires the corresponding U.S. Coast Guard regulations to be developed within two years following the adoption of the EPA NSPs.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) entered into force. Pursuant to the Kyoto Protocol, adopting countries were required to implement national programs to reduce emissions of greenhouse gases (“GHGs”). The Kyoto Protocol was effectively replaced by the Paris Agreement. Emissions of greenhouse gases from international shipping were not subject to the Kyoto Protocol and currently are not subject to the Paris Agreement.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to Annex VI to MARPOL for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (“EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all ships. The regulations apply to all ships of 400 gross tonnage and above are entered into force on January 1, 2013. These rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI to MARPOL or vessels that call upon ports located within such countries. The IMO also adopted a mandatory data collection system requirement in October 2016 (“IMO DCS”) that requires ships of 5000 gross tonnage and above to record and report their fuel oil consumption, indirectly addressing carbon dioxide emissions data. The requirement was entered into force on March 1, 2018. These requirements could cause us to incur additional compliance costs.

The IMO is also taking steps toward the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee (“MEPC”) session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce GHG emissions from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out GHG emissions from vessels as soon as possible in the 21st Century. The EU has indicated that it intends to implement regulation in an effort to limit GHG emissions from vessels if such emissions are not regulated through the IMO. In June 2021, the MEPC amendments to MARPOL Annex VI that enter into force on November 1, 2022 and establish an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator “CII”) and an enhanced SEEMP to drive reductions in the carbon intensity. A vessel’s attained EEXI will be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel is then required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. The requirements for EEXI and CII certification included in the MARPOL Annex VI amendments take effect January 1, 2023, which meant. the first annual reporting will be completed in 2023 and the first rating given in 2024. The MEPC regulatory approach is consistent with the IMO’s GHG strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008.

In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives have been or are being considered in the United States Congress and by individual states. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall EU strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations (EU Directive 2015/757 or EU MRV Regulation) requiring vessels exceeding 5,000 gross tons using EU ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018, with the first reports due in June 2019. In February 2019, the European Commission adopted a proposal to amend the EU MRV Regulation to harmonize the requirements of the EU MRV Regulation and the IMO DCS. Although, at present, the EU MRV Regulation is for monitoring, reporting and verification only, it is anticipated that in the future the EU may move from requiring reporting of emissions to regulations aimed at reducing them. Although it is no longer a part of the EU MRV regime, the United Kingdom retained in domestic law the EU regulation establishing the EU MRV, subject to amendments required for the make the regulation applicable in a United Kingdom-only context. Operators of ships over 5,000 gross tons using ports in the United Kingdom are expected to begin collecting emissions data for their ships commencing January 1, 2022 for the 2022 reporting period.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the United States, the United Kingdom, the EU, Norway, Brazil or other countries where we operate, that restrict GHG emissions could have a significant financial and operational impact on our business, including requiring us to make significant financial expenditures that we cannot predict with certainty at this time. For example, the Paris Agreement could lead to increased regulation of greenhouse gases or other concerns relating to climate change. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

Marshall Islands

Because we and our subsidiaries do not carry on business or conduct transactions or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning record keeping and vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions KNOT UK receives from its subsidiary, distributions that such subsidiary receives from the operating subsidiaries, and distributions we receive from KNOT UK, are not expected to be subject to Marshall Islands taxation.

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

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway, and are subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their owned vessels rather than income generated from operating the vessels (i.e., operating income). Based upon the net tonnage of our current vessels and the applicable rate of taxation, our Norwegian subsidiaries are liable for approximately $265,213 of Norwegian tonnage tax for the year ended December 31, 2021. In addition, under the tonnage tax regime, net financial income (i.e. income not generated from operating vessels) is subject to the regular Norwegian corporate income tax rate.

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

The United Kingdom’s withdrawal and exit from EU, commonly referred to as “Brexit”, took place on January 31, 2020. Even though the U.K. formally left the EU at that date, UK continued to follow the EU rules during a transition period, which ended on December 31, 2020. In order to meet any future national flag requirements pursuant to the Norwegian tonnage tax regime, we have reflagged some of our previously U.K.-flagged vessels to an EU/European Economic Area (“EEA”) flag. Whether there will be a flag requirement for any year is announced in September/October of that year. On September 22, 2021, it was announced that the flag requirement was applicable for the year ended December 31, 2021. Our Norwegian vessel-owning subsidiaries were compliant with the flag requirement in 2021.

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

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2021, KNOT employed (directly and through ship managers) approximately 640 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

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

C. Organizational Structure

We are a publicly traded limited partnership formed on February 21, 2013.

The diagram below depicts our simplified organizational and ownership structure as of March  17, 2022.

(1)	Each of our vessels are owned by certain vessel-owning subsidiaries.

We listed our common units on the New York Stock Exchange (“NYSE”) in April 2013 under the ticker symbol “KNOP.”

We were formed under the law of the Marshall Islands and maintain our principal executive headquarters at 2 Queen’s Cross, Aberdeen, AB15 4YB, United Kingdom. Our telephone number at that address is +44 (0) 1224 618420. Our principal administrative offices are located at 2 Queen’s Cross, Aberdeen, AB15 4YB, United Kingdom.

A full list of our significant operating and vessel-owning subsidiaries is included in Exhibit 8.1.

D. Property, Plants and Equipment

Other than the vessels in our current fleet, we do not have any material property.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following should be read in conjunction with “Item 4. Information on the Partnership,” “Forward-Looking Statements” and the consolidated financial statements and accompanying notes included in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are presented in U.S. Dollars.

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

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. On September 10, 2021, KNOT contributed to the Partnership all of KNOT’s incentive distribution rights in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the incentive distribution rights were cancelled. As of March 17, 2022, KNOT owned 27.8% of our common units, 208,333 Series A Preferred Units, 504,810 Class B Units and our general partner, and our general partner owned a 1.83% general partner interest in us and 0.3% of our common units.

Significant Developments in 2021 and Early 2022

$345 Million Loan Facility

On September 13, 2021 the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen closed the refinancing of their existing bank debt by entering a new $345 million long-term senior secured credit facility. The credit facility is repayable in 20 consecutive quarterly installments, with a balloon payment of $220 million due at maturity in September 2026. The credit facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.05%. The credit facility is guaranteed by the Partnership and secured by mortgages on the vessels. The credit facility refinanced the previously existing term loans related to these five vessels which were due to mature between November 2021 and July 2022.

IDR Exchange

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s incentive distribution rights (“IDRs”) in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). The IDR Exchange closed on September 10, 2021. The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. After the payment of the Partnership’s quarterly cash distributions on each of November 10, 2021 and February 10, 2022 with respect to the three months ended September 30, 2021 and December 31, 2021, respectively, 84,135 of the Class B Units converted to common units on a one-to-one basis. As of March 17, 2022, 504,810 Class B Units remain outstanding.

ATM Program

On August 26, 2021, the Partnership entered into a sales agreement with B. Riley Securities, Inc. (the “Agent”). Under the terms of the at the market sales agreement, the Partnership may offer and sell up to $100 million of common units (the “ATM program”), from time to time, through the Agent. The Partnership intends to use the net proceeds of any sales of offered units for general partnership purposes, which may include, among other things, the repayment of indebtedness or the funding of acquisitions or other capital expenditures.

From the commencement of the ATM program to November 3, 2021, the Partnership sold 41,940 common units under the program at an average gross sales price of $20.06 per unit and received net proceeds, after sales commissions, of $0.83 million. The Partnership paid an aggregate of $0.01 million in sales commissions to the Agent in connection with such sales. From November 4, 2021 until March 17, 2022, no additional common units were sold under the ATM program.

Series A Preferred Unit Conversion and Transfer

On May 27, 2021, Tortoise Direct Opportunities Fund LP, the previous holder of 416,667 of our Series A Preferred Units, sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

Revolving Credit Facility

On June 30, 2021, the Partnership extended the maturity of its $25 million unsecured revolving credit facility with NTT Finance Corporation. The extended facility will mature in August 2023, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

Refinancing of Raquel Knutsen

On January 19, 2021, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The gross sales price was $94.3 million and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

Bodil Knutsen Charter

In November 2021 the Bodil Knutsen completed the installation of the majority of the volatile organic compound emissions (“VOC”) recovery plant onboard the vessel and the vessel went back onhire on November 8, 2021. Although the Partnership initially funded the installation costs of approximately $7.3 million, included loss of hire (at a reduced rate) during the installation and costs related to the installation of the VOC recovery plant on the Bodil Knutsen are expected to be recoverable by the Partnership up to an agreed budget, with interest, from the VOC Industry Co-operation Norwegian Sector (“VOCIC Norway”) over a seven-year period. A separate agreement is also in place that allows the Partnership to recover costs from VOCIC Norway related to the ongoing operation of the VOC plant onboard the vessel.

The Bodil Knutsen is currently operating under a rolling charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT. The charter expires in April 2022, with two one-month extensions at the charterer’s option. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2023 or the first quarter of 2024 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter by two further one-year periods. The Partnership is still seeking short term to mid-term charter employment for the vessel and the time charter with KNOT can be terminated early should such an employment opportunity arise.

Windsor Knutsen Charter

In December 2020, the Windsor Knutsen reported a crack in its main engine block. As a result, the vessel was off-hire from December 12, 2020 to June 10, 2021 for repairs. After completing the repairs and subsequently performing a limited number of voyages as charterer’s acceptance testing, on September 15, 2021, the Windsor Knutsen commenced on a one-year time charter contract with PetroChina with charterer’s options to extend the charter by one one-year period and then one six-month period. The vessel is expected to operate in Brazil during this time.

The Partnership has entered into a new time charter contract for the Windsor Knutsen with Equinor to commence in the fourth quarter of 2024 or the first quarter of 2025. The new charter is for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods.

Anna Knutsen Charter

The Anna Knutsen was redelivered from the charterer on February 14, 2022 and started on its mobilization trip to Europe in order to complete her planned 5-year special survey drydocking. On February 11, 2022 the Partnership agreed on the commercial terms for a new time charter contract for the Anna Knutsen with a major oil company to commence in the second quarter of 2022 for a fixed period, at the charterer’s option, of either (a) one year, with options for the charterer to extend the time charter by up to four further one-year periods, or (b) two years, with options for the charterer to extend the time charter by up to three further one-year periods.

Tordis Knutsen Charter

The Tordis Knutsen was redelivered from the charterer on November 26, 2021, and thereafter started on her mobilization trip to Europe for her planned 5-year special survey drydocking, The vessel completed this work and on February 23, 2022 the vessel commenced a new time charter contract with Petrobras for a fixed period of five months with an option for the charterer to extend the charter by one month.

Our Charters

We generate revenues by charging customers for the hire of our vessels and for services related to the transportation of their crude oil using our vessels. These services are provided under the following basic types of contractual relationships:

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
Bodil Knutsen

Delivered in February 2011. The Bodil Knutsen is currently operating under a rolling charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT. The charter expires in April 2022, with two one-month extensions at the charterer’s option. Included in the Partnership’s initial fleet.

Windsor Knutsen

Delivered in May 2007. In March 2019, the vessel began operating under a charter with Knutsen Shuttle Tankers Pool AS that ended in April 2020, when it was redelivered to Shell. In October 2020, Shell sent its notice of redelivery, which resulted in the expiration of the charter. The Windsor Knutsen was redelivered on December 7, 2020. It was expected that the vessel would then undertake a number of short-term voyage contracts when the vessel reported a crack in its main engine block in December 2020. As a result, the vessel was off-hire from December 12, 2020 to June 10, 2021 for repairs. After completing the repairs and subsequently performing a limited number of voyages as charterer’s acceptance testing, on September 15, 2021, the Windsor Knutsen commenced on a one-year time charter contract with PetroChina with charterer’s options to extend the charter by one one-year period and then one six-month period. Included in the Partnership’s initial fleet.

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
Tordis Knutsen

Delivered in November 2016 and commenced on long term time charter with a subsidiary of Shell in January 2017. The vessel was redelivered from the charterer in November 2021 and commenced a five-month time charter with Petrobras in February 2022. Acquired by the Partnership in March 2017.

Vigdis Knutsen	Delivered in February 2017 and commenced on long-term time charter with a subsidiary of Shell in April 2017, which expired in March 2022. Acquired by the Partnership in June 2017.
Lena Knutsen	Delivered in June 2017 and commenced on long term time charter with a subsidiary of Shell in September 2017. Acquired by the Partnership in September 2017.
Brasil Knutsen	Delivered in May 2013 and commenced on long-term time charter with Galp in June 2015. Acquired by the Partnership in December 2017.
Anna Knutsen

Delivered in March 2017 and commenced on long-term time charter with Galp, which expired in February 2022. On February 11, 2022 the Partnership agreed on the commercial terms for a new time charter contract for the Anna Knutsen with a major oil company to commence in the second quarter of 2022 for a fixed period, at the charterer’s option, of either (a) one year, with options for the charterer to extend the time charter by up to four further one-year periods, or (b) two years, with options for the charterer to extend the time charter by up to three further one-year periods. Acquired by the Partnership in March 2018.

Tove Knutsen	Delivered in September 2020 and commenced on long term time charter with Equinor in December 2020. Acquired by the Partnership in December 2020.

Market Overview and Trends

As of March 1, 2022, the shuttle tanker market consisted of approximately 79 vessels (including 12 newbuilds on order) characterized by mid to long-term charters with offshore oil producers. Most shuttle tankers operate in the North Sea or offshore Brazil. Demand for shuttle tankers is based on offshore oilfield development and prior to mid-2014, higher oil prices and a positive long-term offshore oil outlook led to increased activity. During 2015-2018, oil companies delayed certain oil production start-ups in both the North Sea and Brazil however there were increased project startups again in 2019. Then, following announcements made during the COVID-19 crisis in 2020 by many of the large oil exploration and production companies, near-term capital expenditure cuts were again seen, delaying many new developments in Brazil and the North Sea by an expected 12 - 24 months. These announcements also indicated to the Partnership that these projects would not be cancelled. This assumption is supported by the relatively low costs of oil production in the North Sea and especially Brazil, the rebound in both oil prices and, to a degree, current global oil demand and FPSO activity, particularly in Brazil. Although we believe that these delays have softened the short-term market for shuttle tankers, we believe that demand and supply will, notwithstanding, remain largely in balance and we believe that demand for existing and for newbuild shuttle tankers will continue to be driven over the long term, based on the requirement to replace older tonnage in the North Sea and from further expansion of deep and ultra-deep water offshore oil production in areas such as Pre-salt Brazil and the Barents Sea. We therefore remain positive with respect to the mid-to-long-term outlook for the growth in demand for shuttle tankers and the opportunities that this will present.

The statements in this “Market Overview and Trends” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—Risk Factors.”

COVID-19

The outbreak of COVID-19 continues to affect global economic activity; however the Partnership has to date avoided any serious or sustained operational impacts, and there have been no effects on the Partnership’s contractual position. Steady progress in vaccinations and further signs of global economic recovery continue to cautiously increase optimism.

The Partnership’s focus remains on ensuring the health and safety of its employees and crew onboard while providing safe and reliable operations for its customers, and a large number of practical steps and changes have been made and taken towards this aim. While full or partial crew changes on all of the Partnership’s vessels have been continuing, the situation remains challenging for the maritime industry as a whole owing to travel restrictions and quarantine regulations that are ongoing in many countries.

Costs related to the movement of maritime personnel and vessel operational logistics, including repairs and maintenance, remain challenging. The Partnership remains vigilant to address any changes related to the health, safety and wellbeing of personnel, or to government restrictions and other matters potentially affecting operations. Other than 17 days of off-hire incurred as a result of a COVID-19 outbreak on the Vigdis Knutsen in July 2021 which was quickly contained with no serious ill-health caused to any persons affected, the Partnership has not had any material service interruptions on its time-chartered vessels as a result of COVID-19.

However, the potential impact of COVID-19 on the Partnership’s business, financial condition and results of operations remains uncertain.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus may yet still lead to further operational impacts that could result in higher costs. It is possible that a further outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts, which in turn could result in off-hire or claims for the impacted period.

Announced delays in new capital expenditure by many oil majors in 2020 had a negative impact on the demand for shuttle tankers and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could continue through at least the majority of 2022. This has affected the timing and number of new, offshore projects and overall oil production profiles in the short-term, which has impacted the demand and pricing for shuttle tankers. If this situation persists the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years. Notwithstanding these challenges, the Partnership remains confident in the mid to long term growth opportunities for the shuttle tanker market and that as economic activity begins to regain traction, the Partnership will be well-placed to capture new opportunities, particularly given an absence of speculative vessel ordering in the shuttle tanker sector.

Although the Partnership is exposed to credit risk associated with individual charterers, the Partnership believes that its charter contracts, all with subsidiaries of national oil companies and oil majors and KNOT, largely insulate the Partnership from this risk. In particular, charter hire is payable in advance and the services the Partnership performs are of a critical nature for the Partnership’s customers. Notwithstanding, any extended period of non-payment or idle time between charters could adversely affect the Partnership’s future liquidity, results of operations and cash flows. The Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

●	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to our acquisitions of the Carmen Knutsen, the Hilda Knutsen,the Torill Knutsen , the Dan Cisne , the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen and the Tove Knutsen.
●	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. For example, we may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”
●	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 10—Derivative Instruments in the consolidated financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.
●	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars. Approximately 56%, 66% and 64% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 23%, 21% and 26% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”), for the years ended December 31, 2021, 2020 and 2019, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.
●	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries are subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen and our acquisition in 2017 of the shares in the subsidiary that owns the Lena Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate tax rate has been 22% in 2019, 2020 and 2021.

●	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation and tonnage taxation is reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, tax is calculated based on the vessel’s net tonnage (in thousands) according to its certificate, not on operating income, then multiplied by the days in operation and the applicable dayrate. Net financial income and expense remain taxable at the regular corporate income tax rate of 22%.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	our ability to successfully employ our vessels at economically attractive hire rates as charters expire or are otherwise terminated;
●	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;
●	whether our customers, exercise their options to extend their time charters;
●	the length and severity of the COVID-19 outbreak;
●	the number and availability of our vessels;
●	the level of demand for shuttle tanker services;
●	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;
●	the length and cost of drydocking;
●	the effective and efficient technical management of our vessels;
●	our ability to obtain and maintain major oil and gas company approvals and to satisfy their technical, health, safety and compliance standards;
●	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;
●	fluctuations in the price of oil;
●	interest rate changes;
●	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;
●	foreign currency exchange gains and losses;
●	our access to capital required to acquire additional vessels and/or to implement our business strategy;
●	increases in crewing and insurance costs;
●	the level of debt and the related interest expense; and
●	the level of any distribution on our common units.

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

Depreciation. Depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life of 23 years for the hull and equipment, less an estimated residual value. Drydocking cost is depreciated on a straight-line basis over the period until the next planned drydocking takes place. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and depreciated on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining balance of the original drydocking cost in the month of the subsequent drydocking.

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

Customers

In the years ended December 31, 2021, 2020 and 2019, revenues from the following customers accounted for over 10% of our revenues:

	Year Ended December 31,
(U.S. Dollars in thousands)	2021		2020		2019
Eni Trading and Shipping S.p.A.	$43,823	16%	$44,175	16%	$44,610	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,115	17%	45,235	16%	45,116	16%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	37,030	14%	33,947	12%	36,346	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	59,825	22%	76,959	28%	66,199	23%
Galp Sinopec Brasil Services BV	35,622	13%	35,684	13%	35,541	13%

A. Operating Results

Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2021	2020	Change	% Change
Time charter and bareboat revenues	$269,306	$278,581	$(9,275)	(3)%
Loss of hire insurance recoveries	11,450	—	11,450	—%
Other income	373	641	(268)	(42)%
Vessel operating expenses	72,114	61,005	11,109	18%
Depreciation	99,559	89,743	9,816	11%
Impairment	29,421	—	29,421	—%
General and administrative expenses	6,461	5,392	1,069	20%
Interest income	2	125	(123)	(98)%
Interest expense	28,065	31,645	(3,580)	(11)%
Other finance expense	1,011	705	306	43%
Realized and unrealized gain (loss) on derivative instruments	9,960	(25,679)	35,639	(139)%
Net gain (loss) on foreign currency transactions	96	(57)	153	(268)%
Income tax benefit (expense)	(488)	(10)	(478)	4,780%
Net income	53,876	65,225	(11,349)	(17)%

Time Charter and Bareboat Revenues. Time charter and bareboat revenues for the year ended December 31, 2021 were $269.3 million, a decrease of $9.3 million compared to $278.6 million for the year ended December 31, 2020. The decrease was principally due to (i) reduced time charter revenue from the Windsor Knutsen due to her off-hire in connection with repairs of her main engine block and her transitioning between charters, (ii) reduced earnings from the Bodil Knutsen related to her drydocking and VOC installation, together with a new time charter contract with Knutsen Shuttle Tankers Pool AS and (iii) decreased earnings from the Tordis Knutsen which both started its scheduled drydocking and had a technical fault on its azimuth thrusters in 2021. This decrease was partially offset by Tove Knutsen being included in results of operations from December 31, 2020 and increased earnings from the Raquel Knutsen due to her scheduled drydocking in 2020.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the year ended December 31, 2021 were $11.5 million compared to $nil for the year ended December 31, 2020. The loss of hire insurance recoveries for the year ended December 31, 2021 were related to the Windsor Knutsen in connection with repairs to her main engine block, the Tove Knutsen in connection with a leakage from its controllable pitch propeller and the Tordis Knutsen due to a technical fault on its azimuth thruster. As a result, the Windsor Knutsen was off-hire from December 12, 2020 to June 10, 2021, the Tove Knutsen was off-hire from March 1, 2021 to April 15, 2021 and the Tordis Knutsen was off-hire from July 17, 2021 to August 25, 2021. For the year ended December 31, 2021, the Partnership recorded $8.7 million in loss of hire recoveries with respect to the Windsor Knutsen, $1.5 million with respect to the Tove Knutsen and $1.2 million with respect to the Tordis Knutsen.

Other Income. Other income for the year ended December 31, 2021 was $0.4 million, a decrease of $0.2 million compared to $0.6 million for the year ended December 31, 2020. The decrease was primarily due to additional income related to the Raquel Knutsen as a result of an agreement with the charterer where we carried cargo from Brazil to Europe on the drydocking voyage in connection with the scheduled drydocking in 2020. As a result, in 2020 the Partnership received $0.6 million for this extra voyage. The decrease was partially offset by a $0.3 million credit received from the Norwegian Shipowners’ Mutual War Risks Insurance Association in the year ended December 31, 2021.

Vessel Operating Expenses. Vessel operating expenses for the year ended December 31, 2021 were $72.1 million, an increase of $11.1 million from $61.0 million in the year ended December 31, 2020. The increase was primarily due to the Tove Knutsen being including in the results of operations as of December 31, 2020, higher crew costs due to crew changes and travel restrictions related to COVID-19, and increased bunker consumption for the Bodil Knutsen and the Tordis Knutsen which started their scheduled drydocking and VOC installation (Bodil Knutsen) in 2021. This was partially offset by the Raquel Knutsen’s bunker consumption in 2020 due to its scheduled drydocking.

Depreciation. Depreciation expense for the year ended December 31, 2021 was $99.6 million, an increase of $9.8 million from $89.7 million in the year ended December 31, 2020. The increase is mainly related to the change by the Partnership of the useful life estimate of each of the vessels in its fleet from 25 years to 23 years due to prevailing longer-term market trends, which increased the non-cash accounting depreciation charge starting July 1, 2021, and to the Tove Knutsen being included in the results of operations from December 31, 2020. This was partially offset by decreased depreciation for the Windsor Knutsen due to the impairment as described below.

Impairment. Impairment charges for the year ended December 31, 2021 were $29.4 million compared to $nil for the year ended December 31, 2020. The impairment charges for the year ended December 31, 2021 were related to the Windsor Knutsen principally as a result of the vessel’s high carrying value which in turn arose due to the cost of both the purchase and the conversion of the vessel to a shuttle tanker from a conventional tanker.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2021 were $6.5 million, compared to $5.4 million for 2020. The increase is related to increased legal and administration fees in connection with the IDR Exchange and the ATM program, increased administration fee from KNOT Management in connection with the refinancing activities in 2021 and the Tove Knutsen being included in the results of operations as of December 31, 2020.

Interest Income. Interest income for the year ended December 31, 2021 was $2,000 compared to $0.1 million for the year ended December 31, 2020. The decrease was mainly due to lower interest on average for all bank accounts.

Interest Expense. Interest expense for the year ended December 31, 2021 was $28.1 million, a decrease of $3.6 million from $31.6 million for the year ended December 31, 2020. The decrease was mainly due to lower LIBOR on average and decreased leverage for the entire fleet. This was partially offset by increased interest expense for the credit facility related to the Tove Knutsen being included in the results of operations as of December 31, 2020 and increased interest expense for the Raquel Knutsen in connection with the sale and leaseback transaction in which both the financial obligation and interest rate increased.

Other Finance Expense. Other finance expense for the year ended December 31, 2021 was $1.0 million, an increase of $0.3 million from $0.7 million for the year ended December 31, 2020. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized gain on derivative instruments for the year ended December 31, 2021 was $10.0 million, compared to a loss of $25.7 million for the year ended December 31, 2020, as set forth in the table below:

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2021	2020	$ Change
Realized gain (loss):
Interest rate swap contracts	$(10,094)	$(3,528)	$(6,566)
Foreign exchange forward contracts	—	(109)	109
Total realized gain (loss):	(10,094)	(3,637)	(6,457)
Unrealized gain (loss):
Interest rate swap contracts	20,054	(21,795)	41,849
Foreign exchange forward contracts	—	(247)	247
Total unrealized gain (loss):	20,054	(22,042)	42,096
Total realized and unrealized gain (loss) on deriviative instruments:	$9,960	$(25,679)	$35,639

As of December 31, 2021, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $462.3 million. All of the unrealized gain in the year ended December 31, 2021 is related to a mark-to-market gain on interest rate swaps.

Net Gain (Loss) on Foreign Currency Transactions. Net loss on foreign currency transactions for the year ended December 31, 2021 was $96,000, compared to a gain of $57,000 million for the year ended December 31, 2020.

Income Tax Benefit (Expense). Income tax expense for the year ended December 31, 2021 was $0.5 million compared to an income tax expense of $10,000 for the year ended December 31, 2020. The increase is a result of higher net financial income, which is taxed at the normal Norwegian corporate tax rate in 2021.

Net Income. As a result of the foregoing, we earned net income of $53.9 million for the year ended December 31, 2021 compared to net income of $65.2 million for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019” in our Annual Report on Form 20-F for the year ended December 31, 2020 (our “2020 20-F”) for a discussion of our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019 and other financial information related to the year ended December 31, 2019.

B. Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, including net proceeds from sales under the ATM program. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

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

We estimate that we will spend in total approximately $51.5 million for drydocking and classification surveys for the thirteen vessels under time charters in our fleet as of December 31, 2021 between 2022 and 2026, with approximately $17.8 of this amount to be spent in the year ending December 31, 2022. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

On August 26, 2021, the Partnership entered into a sales agreement with B. Riley Securities, Inc. (the “Agent”). Under the terms of the at the market sales agreement, the Partnership may offer and sell up to $100 million of common units (the “ATM program”), from time to time, through the Agent. The Partnership intends to use the net proceeds of any sales of offered units for general partnership purposes, which may include, among other things, the repayment of indebtedness or the funding of acquisitions or other capital expenditures.

From the commencement of the ATM program to December 31, 2021, the Partnership sold 41,940 common units under the program at an average gross sales price of $20.06 per unit and received net proceeds, after sales commissions, of $0.83 million. The Partnership paid an aggregate of $0.01 million in sales commissions to the Agent in connection with such sales. From January 1, 2022 until March 17, 2022, no additional common units were sold under the ATM program. Please read “—Borrowing Activities—Long-Term Debt”.

The Multi-vessels Facility (as defined below) includes a $55 million revolving credit facility. The revolving credit facility will mature in September 2023 and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility.

In June 2021, KNOT Shuttle Tankers AS extended the maturity of its $25 million unsecured revolving credit facility with NTT Finance Corporation. The extended facility will mature in August 2023, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility.

On November 20, 2020, the Partnership entered into an agreement with Shinsei Bank, Limited for an unsecured revolving credit facility of $25 million. The facility will mature in November 2023, bears interest at LIBOR plus a margin of 1.75% and has a commitment fee of 0.7% on the undrawn portion of the facility.

As of December 31, 2021, the Partnership had available liquidity of $117.3 million, which consisted of cash and cash equivalents of $62.3 million and availability under the revolving credit facilities of $55.0 million. As of March 17, 2022, the revolving credit facilities had an aggregate undrawn capacity of $55.0 million.

As of December 31, 2021, the Partnership had $1,059.3 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $118.4 million matures during the year ending December 31, 2022 and $940.9 million matures after such date.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2021, the Partnership’s net current liabilities were $42.1 million. Included in current liabilities are $88.6 million of short term loan obligations that mature before December 31, 2022 and are therefore, presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings, including net proceeds from sales under the ATM program. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, the Partnership believes that its current resources, including amounts available to be drawn under the revolving credit facilities of $55 million as of March 17, 2022, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

At December 31, 2021, we did not have any off-balance sheet arrangements.

COVID-19 continues to impact global capital and bank credit markets, affecting access, timing and cost of capital. The responses of governments around the world in managing the impact of the virus have led to lower interest rates, monetary easing policies and often volatility in the prices of equities, bonds, commodities and their respective derivatives. In these continuing current market conditions, issuing new common equity could be a less viable and more expensive option for accessing liquidity. The Partnership does not have long term debt maturing before the third quarter of 2023. Should the Partnership be unable to obtain refinancing for this debt or other debt in the future, it may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters.

Our annual estimated maintenance and replacement capital expenditures are currently $74.2 million per year, which is comprised of $64.6 million for replacing our current vessels at the end of their useful lives and $9.6 million for drydocking maintenance and classification surveys.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
(U.S. Dollars in thousands)	2021	2020	2019
Net cash provided by operating activities	$166,411	$169,241	$165,692
Net cash used in investing activities	(11,536)	(21,433)	—
Net cash used in financing activities	(145,147)	(139,260)	(163,848)
Effect of exchange rate changes on cash	(18)	510	(30)
Net increase in cash and cash equivalents	9,710	9,058	1,813
Cash and cash equivalents at the beginning of the period	52,583	43,525	41,712
Cash and cash equivalents at the end of the period	62,293	52,583	43,525

Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $2.8 million to $166.4 million for the year ended December 31, 2021 compared to $169.2 million for the year ended December 31, 2020. The decrease was primarily due to lower utilization and reduced time charter revenue for the fleet due to off-hire not covered by insurance, scheduled drydocking and VOCIC installation for the Bodil Knutsen in 2021, scheduled drydocking for the Tordis Knutsen and increased vessel operating expenses for the entire fleet due to crew changes and travel restrictions related to COVID-19. This was offset by the contribution from the Tove Knutsen which was included in the results of operations as of December 31, 2020, an increase in working capital elements and a decrease in paid interest during the year ended December 31, 2021.

Net Cash Used in Investing Activities

Net cash used in investing activities was $11.5 million for the year ended December 31, 2021 compared to $21.4 million for the year ended December 31, 2020. Net cash used in investing activities for the year ended December 31, 2021 is mainly related to installation of a Ballast Water Treatment System (BWTS) on the Bodil Knutsen. Net cash used in investing activities in 2020 of $21.4 million was mainly due to the acquisition of the Tove Knutsen for which we paid a net cash amount equal to the difference between the purchase consideration of $117.8 million and the $93.1 million of outstanding indebtedness plus approximately $0.8 million for certain capitalized fees related to the financing of the vessel and minus other purchase price adjustments of $3.6 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Tove Knutsen of $0.8 million.

Net Cash Used in Financing Activities

Net cash used in financing activities during the year ended December 31, 2021 was $145.1 million and mainly related to the following:

●	Proceeds of $345 million from the multi-vessel refinancing of the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen;
●	Proceeds of $94.3 million from the sale & leaseback transaction of the Raquel Knutsen; and
●	Proceeds from the drawdown under one of the revolving credit facilities of $5 million;

This was offset by the following:

●	Repayment of long-term debt of $505.8 million, of which $52.7 million was repaid in connection with the refinancing of the Raquel Knutsen facility and $322.1 million was repaid in connection with the refinancing of the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen facilities;
●	Payment of cash distributions to unitholders of $79.4 million, of which $6.9 million was distributions to Series A Preferred Units; and
●	Payment of debt issuance costs of $5.2 million in connection with the refinancing of the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen.

Net cash used in financing activities during the year ended December 31, 2020 was $139.3 million and mainly related to the following:

●	Proceeds from drawdowns under two revolving credit facilities of $33 million;

This was offset by the following:

●	Repayment of long-term debt of $92.8 million; and
●	Payment of cash distributions to unitholders of $79.3 million, of which $7.2 million was distributions to Series A Preferred Units.

Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our 2020 20-F for a discussion of changes in our cash flows from 2020 to 2019 and other financial information related to 2019.

Borrowing Activities

Long-Term Debt. As of December 31, 2021 and 2020, our long-term debt consisted of the following:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2021	2020
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$338,726	$—
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	222,133	252,245
$55 million revolving credit facility		—	34,279
Hilda loan facility	Hilda Knutsen	72,308	78,462
Torill loan facility	Torill Knutsen	75,000	81,667
$172.5 million loan facility	Dan Cisne, Dan Sabia	45,340	58,340
Raquel loan facility	Raquel Knutsen	—	52,725
Tordis loan facility	Tordis Knutsen	—	75,871
Vigdis loan facility	Vigdis Knutsen	—	77,136
Lena loan facility	Lena Knutsen	—	75,950
Brasil loan facility	Brasil Knutsen	—	50,997
Anna loan facility	Anna Knutsen	—	62,196
Tove loan facility	Tove Knutsen	81,883	86,250
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	89,206	—
Total long-term debt		$974,596	$1,036,118
Less: current installments		90,956	186,723
Less: unamortized deferred loan issuance costs		2,378	2,535
Current portion of long-term debt		88,578	184,188
Amounts due after one year		883,640	849,395
Less: unamortized deferred loan issuance costs		5,092	3,238
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$878,548	$846,157

The Partnership’s outstanding debt of $974.6 million as of December 31, 2021 is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2022	$4,960	$85,996	$—	$90,956
2023	5,177	79,768	225,906	310,851
2024	5,418	38,107	123,393	166,918
2025	5,640	28,372	65,506	99,518
2026 and thereafter	68,010	18,822	219,521	306,353
Total	$89,205	$251,065	$634,326	$974,596

As of December 31, 2021, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.4%. See Note 2(f)—Financial Income (Expense) in the consolidated financial statements included in this Annual Report.

$345 Million Term Loan Facility

In September 2021, the Partnership’s subsidiaries which own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $345 million senior secured credit facility in order to refinance their existing term loans (the “$345 Million Loan Facility”). The $345 Million Loan Facility consists of a term loan repayable in 20 consecutive quarterly installments, with a balloon payment of $220 million due at maturity in September 2026. The facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.05%. The facility is guaranteed by the Partnership and secured by mortgages on the five vessels.

The $345 Million Loan Facility contains the following financial covenants:

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

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2021, the borrowers and the guarantors were in compliance with all covenants under this facility.

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

The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the Multi Vessel Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2021, the borrowers and the guarantors were in compliance with all covenants under this facility.

Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen , entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “Hilda Facility”). The Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

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

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 110% of the outstanding loan under the Hilda Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2021, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessel is less than 110% of the outstanding loan under the Torill Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2021, the borrower and the guarantor were in compliance with all covenants under this facility.

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

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels are less than 125% of the respective loan, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2021, the borrowers and the guarantor were in compliance with all covenants under this facility.

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

Tordis Loan Facility

In April 2015, KNOT Shuttle Tankers 24 AS, the subsidiary owning the Tordis Knutsen, as the borrower, entered into a secured loan facility (the “Tordis Facility”). The Tordis Facility was repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity. The Tordis Facility bore interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility was secured by a vessel mortgage on the Tordis Knutsen. The Tordis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Tordis Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. In September 2021, the Tordis Facility was repaid in full using a portion of the proceeds of the $345 Million Loan Facility.

Vigdis Loan Facility

In April 2015, KNOT Shuttle Tankers 25 AS, the subsidiary owning the Vigdis Knutsen, as the borrower, entered into a secured loan facility (the “Vigdis Facility”). The Vigdis Facility was repayable in quarterly installments with a final balloon payment of $70.8 million due at maturity. The Vigdis Facility bore interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility was secured by a vessel mortgage on the Vigdis Knutsen. The Vigdis Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Vigdis Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. In September 2021, the Vigdis Facility was repaid in full using a portion of the proceeds of the $345 Million Loan Facility.

Lena Loan Facility

In April 2015, KNOT Shuttle Tankers 26 AS, the subsidiary owning the Lena Knutsen , as the borrower, entered into a secured loan facility (the “Lena Facility”). The Lena Facility was repayable in quarterly installments with a final balloon payment of $68.6 million due at maturity. The Lena Facility bore interest at an annual rate equal to LIBOR plus a margin of 1.9%. The facility was secured by a vessel mortgage on the Lena Knutsen. The Lena Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Lena Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. In September 2021, the Lena Facility was repaid in full using a portion of the proceeds of the $345 Million Loan Facility.

Brasil Loan Facility

In June 2017, KNOT Shuttle Tankers 32 AS, the subsidiary owning the Brasil Knutsen, as the borrower, entered into a secured loan facility (the “Brasil Facility”). The Brasil Facility was repayable in quarterly installments with a final balloon payment of $40.0 million due at maturity. The Brasil Facility bore interest at an annual rate equal to LIBOR plus a margin of 2.3%. The facility was secured by a vessel mortgage on the Brasil Knutsen. The Brasil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Brasil Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. In September 2021, the Brasil Facility was repaid in full using a portion of the proceeds of the $345 Million Loan Facility.

Anna Loan Facility

In September 2016, KNOT Shuttle Tankers 30 AS, the subsidiary owning the Anna Knutsen, as the borrower, entered into a secured loan facility (the “Anna Facility”). The Anna Facility was repayable in quarterly installments with a final balloon payment of $57.1 million due at maturity. The Anna Facility bore interest at an annual rate equal to LIBOR plus a margin of 2.0%. The facility was secured by a vessel mortgage on the Anna Knutsen. The Anna Knutsen, assignments of earnings, charterparty contracts and insurance proceeds were pledged as collateral for the Anna Facility. The Partnership and KNOT Shuttle Tankers AS were the sole guarantors. In September 2021, the Anna Facility was repaid in full using a portion of the proceeds of the $345 Million Loan Facility.

Tove Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS, the subsidiary owning the Tove Knutsen, as the borrower, entered into a secured loan facility (the “Tove Facility”). The Tove Facility is repayable in quarterly installments with a final balloon payment of $65.5 million due at maturity in September 2025. The Tove Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Tove Knutsen, assignments of earnings, charterparty contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the Tove Facility.

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

The Tove Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of vessel falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2021, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility with NTT

In June 2021, KNOT Shuttle Tankers AS extended the maturity of its $25 million unsecured revolving credit facility with NTT Finance Corporation. The extended facility will mature in August 2023, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

$25 Million Revolving Credit Facility with Shinsei

In November 2020, KNOT Shuttle Tankers AS entered into an unsecured revolving credit facility with Shinsei Bank. The facility will mature in November 2023, bears interest at LIBOR plus a margin of 1.75% and has a commitment fee of 0.7% on the undrawn portion of the facility.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2021 the Partnership’s net exposure to floating interest rate fluctuations was approximately $360.8 million based on total interest-bearing contractual obligations of $974.6 million, less the Raquel Knutsen sale and leaseback facility of $89.2 million, less interest rate swaps of $462.3 million and less cash and cash equivalents of $62.3 million. Our interest rate swap contracts mature between September 2023 and August 2027. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.88%.

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

Vessel Lives and Impairment

Description. The carrying value of vessels and equipment represent its historical acquisition or construction cost, including capitalized interest, supervision and technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized, provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. Depreciation on our shuttle tankers is calculated using an estimated useful life of 23 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. The carrying value of our vessels may not represent their market value at any point in time, because the market prices of second-hand vessels tend to fluctuate with changes in hire rates and the cost of newbuilds.

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

Judgments and Uncertainties. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels and discount rates. Our estimated hire rates are based on rates under existing vessel charters and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot market when not being used in their capacity as shuttle tankers, are based on historical experience of KNOT and our projections of future shuttle tanker voyages. Our estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs of KNOT and our expectations of future cost and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation. Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing charter terms, ongoing operating costs and remaining vessel lives. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future hire rates beyond the firm period of existing charters and vessel residual values, due to factors such as the volatility in hire rates and vessel residual values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future hire rates or vessel residual values, will be accurate.

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

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,598 million as of December 31, 2021.

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

Judgments and Uncertainties. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2021 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2021, we determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2021 and 2020 we had a valuation allowance for deferred tax assets of $23.5 million and $20.9 million, respectively.

Recently Adopted Accounting Standards

There are no recent accounting pronouncements whose adoption had a material impact on the consolidated financial statements in the current year.

New Accounting Standards Not Yet Adopted

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership continues to evaluate the impact of the guidance on the consolidated financial statements as well as the commercial implications for the transition away from LIBOR, in particular through discussions with lenders and other market participants

In August 2020, the FASB issued ASU 2020-06 Debt—Debt with conversion and other options (subtopic 470-20) and Derivatives and Hedging—contracts in entity’s own equity (subtopic 815-40): Accounting for convertible instruments and contracts in an entity’s own equity simplifies an issuer’s accounting for convertible instruments and its application of the derivatives scope exception for contracts in its own equity. The new guidance eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features with respect to accounting for convertible instruments. Further the ASU simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Entities are required to use the if-converted method for all convertible instruments in the diluted earnings per unit calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. The new guidance does not materially impact the Partnership as the if-converted method is already being used in computing diluted earnings per unit

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is 2 Queen’s Cross, Aberdeen, AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	71	Chairman of the Board of Directors
Gary Chapman	47	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	76	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	74	Director, Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	74	Director and Member of the Audit Committee
Richard Beyer	52	Director
Junya Omoto	52	Director
Simon Bird	62	Director and Member of the Conflicts Committee

Trygve Seglem has served as Chairman of our board of directors since 2013. Mr. Seglem is the owner of TSSI, which is a 50% owner of KNOT. Mr. Seglem served as president of the Norwegian Shipowners’ Association from 2006 to 2008, is a Finnish Honorary Consult and serves as a member of the board of directors of Assuranceforeningen SKULD (Gjensidig) . Mr. Seglem began his career at Statoil at its inception and has been involved in the development of offshore loading tankers since 1975. In 1984, Mr. Seglem became the project director and a part owner, through TSSI, of the Knutsen Group. In September 2008, Mr. Seglem became the sole owner of the shuttle tanker operations of the Knutsen Companies. Mr. Seglem has a degree from Newcastle University in the United Kingdom.

Hans Petter Aas has served on our board of directors since 2013, and currently serves as the Chairman of the Audit Committee and as a member of the Conflicts Committee. Mr. Aas has had a long career as a banker in the international shipping and offshore markets and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA in August 2008. Mr. Aas joined DnB NOR Bank ASA (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is currently a member of the board of directors of Gearbulk Holding Ltd. and G2Ocean AS. Mr. Aas has a degree from the Norwegian School of Economics and Business Administration.

Edward A. Waryas, Jr. has served on our board of directors and as a member of the Conflicts Committee since 2013, and as a member of the Audit Committee since 2015. Mr. Waryas retired from his position as Vice President—Marine Business Development for Lloyd’s Register North America, Inc. at the end of 2014 where he was responsible for marine business development, account management, marketing and product development in North America. Mr. Waryas is a past President of Windward Maritime LLC and during the 1990s was President of the Clay Marketing and Public Relations marine division as well as Director, Business Development for Newport News Shipbuilding and Vice President of the Tenneco Foreign Sales Corporation. Prior to this, Mr. Waryas served as a U.S. Coast Guard licensed engineer for Mobil Shipping & Transportation Company and at the time was also chairman of the bow-loading coordination committee that developed the offshore loading system for the Statfjord Field off the coast of Norway. Mr. Waryas has a Bachelor of Science, Marine Engineering, from the United States Merchant Marine Academy and a Master of Science, Transportation Management, from the State University of New York.

Andrew Beveridge has served on our board of directors and as a member of the Audit Committee since 2013. Mr. Beveridge also serves as a director of KNOT UK, a position he has held since 2013. Mr. Beveridge is an entrepreneur with a track record of running capital-intensive businesses in the offshore service and shipping industries. From 2006 to 2008, Mr. Beveridge was the Deputy Managing Director and Business Development Manager of Fugro Rovtech Ltd, a shipping and remotely operated vehicle (“ROV”) company. From 1996 to 2006, Mr. Beveridge was the Managing Director of Rovtech Ltd., a company that specializes in the operation of underwater ROVs and the ships they deploy in the oil service and underwater cable-burial industries. Prior to 1996, Mr. Beveridge held various positions as the Managing Director, commercial director or manager of Slinsgby Engineering Ltd, HMB Subwork Ltd, Star Offshore Services Ltd, Cunard Steamship Co Ltd and Offshore Marine Ltd. Mr. Beveridge has an engineering degree from Trinity College, Cambridge.

Richard Beyer has served on our board of directors since April 2017. Mr. Beyer has served as Deputy Director of KNOT since 2011 and has been a member of the board of directors of the Partnership’s general partner and KNOT UK since 2013. Currently Mr. Beyer is Chief Operating Officer and Executive Vice President and General Counsel of NYK Group Europe Limited and is a Director of NYK Energy Transport (Atlantic) Limited, NYK Line’s London based energy shipping business. Mr. Beyer joined NYK Line in 2007, initially advising its LNG and Offshore Business Groups in London and Tokyo before taking responsibility for the LNG chartering and business development team of NYK Energy Transport (Atlantic) Limited. From 2004 to 2007, Mr. Beyer was a Senior Legal Advisor to BP Shipping Limited, and prior to that he was a shipping finance specialist at London based international law firms Stephenson Harwood and Norton Rose. Mr. Beyer is an English qualified lawyer.

Junya Omoto has served on our board of directors since April 2020. Mr. Omoto has served as the General Manager, Offshore Business Group, for NYK since April 1, 2020 and from 2016 was Deputy General Manager of NYK’s Offshore Business Group. Mr. Omoto joined NYK in 1993 and until 2006 he served in the Container and Logistics divisions in Japan and Hong Kong. In 2007, Mr. Omoto joined the Petroleum group and from 2010 he acted as Manager of the LNG Group. Mr. Omoto graduated from the University of Tokyo, Faculty of Law.

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

Gary Chapman has served as our and KNOT UK’s Chief Executive Officer and Chief Financial Officer since June 2019. From 2008 to 2017, Mr. Chapman served as the Finance Director of NYK’s energy transport business in the EMEA region and from 2003 to 2008 was the European Head of Tax for the NYK Group in Europe. Prior to 2003, Mr. Chapman served in various audit and tax roles for KPMG, including as a member of the Oil and Gas group. From 2017 to 2019, Mr. Chapman served as the Chief Financial Officer of Biggin Hill Airport Ltd, a private business aviation airport in London. Mr. Chapman is a fellow of the Institute of Chartered Accountants in England and Wales and holds a degree in Economics from Loughborough University.

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

Executive Compensation

Pursuant to the administrative services agreement, Gary Chapman, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Chapman is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2021, we incurred total costs, expenses and fees under this agreement of approximately $1.5 million (which includes $1.0 million that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Chapman entered into an employment agreement with KNOT UK effective June 1, 2019. Pursuant to the employment agreement, Mr. Chapman serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 240,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), 30 working days of paid vacation per year (plus public holidays) and up to 13 weeks of paid sick leave per year. Mr. Chapman’s employment may be terminated on 6 months’ prior written notice by either Mr. Chapman or KNOT UK. In addition, Mr. Chapman’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Chapman on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Chapman from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2021, Mr. Chapman received $329,516 in total compensation. In addition, an accrual of $nil for 2021 was made to cover insurance and pension expenses for Mr. Chapman.

Compensation of Directors

Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2021, each of our directors and our Chairman received aggregate compensation of $75,000. This amount is expected to increase to $95,000 for the year ending December 31, 2022. During the year ended December 31, 2021, members of the audit and conflicts committees each received a committee fee of $12,000 and the Chairman of each such committee received a fee of $15,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, Richard Beyer, Junya Omoto, Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Beyer and Mr. Omoto have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2022. Mr. Beveridge is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2023. Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2024. Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2025. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. The Class B Units generally vote together with the common units as a single class. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board of directors). The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquire common units or Class B Units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units and Class B Units in the election of the elected directors. The common units and the Class B Units will be treated as two separate classes of partnership interests for purposes of the 4.9% limitation, which will apply separately to the holders of common units and to the holders of Class B Units.

In addition, common unitholders and Class B Unitholders that are Norwegian Resident Holders will not be eligible to vote in the election of the elected directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining unitholders (subject to the limitation described above for 4.9% unitholders) in these elections.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2021, we directly employed one onshore employee and no seagoing employees. As of December 31, 2021, KNOT, through subsidiaries and affiliated companies, employed approximately 640 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

Other than those common units in which Trygve Seglem may be deemed to share beneficial ownership, as of March 17, 2022, there were no common units, Class B Units or Series A Preferred Units beneficially owned by our current directors or executive officer. Please read “Item 7. Major Unitholders and Related Party Transactions—Major Unitholders.”

Item 7. Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership of our common units as of March 17, 2022 by each person that we know to beneficially own more than 5.0% of our common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units
	Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	9,646,207	28.4%
Offshore Merchant Partners Asset Yield Fund L.P.(2)	2,331,250	6.5%
Invesco Ltd.(3)	1,776,804	5.3%
(1)	KNOT is a joint venture between TSSI and NYK Europe, each of which owns a 50% interest in KNOT. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding AS (“Seglem Holding”), of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the common units, Class B Units and Series A Preferred Units of the Partnership

beneficially held by KNOT and the 1.83% general partner interest held by the Partnership’s general partner. Included in the number of common units beneficially owned are 231,124 common units, which represent the common units into which the 208,333 Series A Preferred Units beneficially owned were convertible at March 17, 2022, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. Common units issuable upon conversion of the Class B Units are not included in the number of common units beneficially owned.
(2)	Offshore Merchant Partners Asset Yield Fund L.P. has shared voting and dispositive power as to 2,331,250 common units. Represents 2,331,250 common units into which the Series A Preferred Units owned by OMP AY Preferred Limited were convertible as of September 30, 2021, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. This information is based on the Schedule 13G/A filed by Offshore Merchant Partners Asset Yield Fund L.P. on January 20, 2022.
(3)	Invesco Ltd. has sole voting power and dispositive power as to 1,776,804 common units. This information is based on the Schedule 13G filed by Invesco Ltd. on February 12, 2021.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. The Class B Units generally vote together with the common units as a single class.  However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board of directors). The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquire common units or Class B Units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units or Class B Units in the election of the elected directors. The common units and the Class B Units will be treated as two separate classes of partnership interests for purposes of the 4.9% limitation, which will apply separately to the holders of common units and to the holders of Class B Units.

In addition, common unitholders and Class B Unitholders that are Norwegian Resident Holders will not be eligible to vote in the election of the elected directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining unitholders (subject to the limitation described above for 4.9% unitholders) in these elections.

As of March 17, 2022, we had 3,541,666 Series A Preferred Units issued and outstanding, of which 2,083,333 units, 1,250,000 units and 208,333 units are held by OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and KNOT, respectively.

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

As of March 17, 2022, we had 504,810 Class B Units outstanding, all of which were held by KNOT.

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of 27.8% of our common units as of March 17, 2022.

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to since January 1, 2019 are discussed below.

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

IDR Exchange

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s IDRs in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. The IDR Exchange closed on September 10, 2021. The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least the Distribution Threshold. When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders.

 For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. After the payment of the Partnership’s quarterly cash distributions on each of November 10, 2021 and February 10, 2022 with respect to the three months ended September 30, 2021 and December 31, 2021, respectively, 84,135 of the Class B Units converted to common units on a one-to-one basis. As of March 17, 2022, 504,810 Class B Units remain outstanding.

Bodil Knutsen Charter with Knutsen Shuttle Tankers Pool AS

The Bodil Knutsen is currently operating under a rolling charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT. The charter expires in April 2022, and the charterer has two one-month extension options. The Partnership is still seeking short term to mid-term charter employment for the vessel and the time charter with KNOT can be terminated early should such an employment opportunity arise.

Windsor Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On December 17, 2018, our subsidiary that owns the Windsor Knutsen, KNOT Shuttle Tankers 18 AS, entered into a time charter contract with Knutsen Shuttle Tankers Pool AS. Under the time charter contract with Knutsen Shuttle Tankers Pool AS, the Windsor Knutsen operated on the same terms as its previous time charter contract with Shell during the suspension period of the time charter contract. The suspension period commenced March 4, 2019 and ended April 3, 2020, when the vessel was redelivered to Shell.

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

Annual management fee. Pursuant to each of the technical management agreements, each of KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, Knutsen Shuttle Tankers 13 AS, Knutsen Shuttle Tankers 14 AS, Knutsen Shuttle Tankers 15 AS, Knutsen NYK Shuttle Tankers 16 AS, Knutsen Shuttle Tankers 19 AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 32 AS , KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 34 AS as owners, paid a fee of $0.66 million per year for 2021 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2022 has been set at $0.70 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

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

Management and Administration Agreements

The Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements pursuant to which the subsidiaries that own and operate these vessels paid an annual fee in 2021 of $0.07 million for the Recife Knutsen and the Fortaleza Knutsen and an annual fee in 2021 of $0.02 million for the Dan Sabia and the Dan Cisne to either KNOT Management or KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual fee for 2022 has been set at $0.08 million for the Recife Knutsen and the Fortaleza Knutsen and $0.04 million for the Dan Sabia and the Dan Cisne. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements continue indefinitely until terminated by either party after giving two months’ written notice, in the case of the Dan Sabia and Dan Cisne agreements or three months’ written notice, in the case of the Recife Knutsen and Fortaleza Knutsen agreements. The management and administration agreements also may be terminated by the owner or manager on terms similar to the technical management agreements.

Courses for Crew and Crewing Services

Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers, and as part of the seafarers competence training program the Partnership has purchased courses for seafarers on the vessels on time charter contracts. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on our vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel. We paid approximately $0.3 million in total fees with respect to these arrangements for the year ended December 31, 2021.

Acquisition of the Tove Knutsen

In December 2020, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT 34, the company that owns the shuttle tanker, Tove Knutsen, for a purchase price of $117.8 million, less approximately $93.1 million of outstanding indebtedness related to the Tove Knutsen, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tove Knutsen, minus other purchase price adjustments of $3.6 million. On the closing of the acquisition on December 31, 2020, KNOT 34 repaid approximately $6.9 million of the indebtedness, leaving an aggregate of approximately $86.3 million of debt outstanding under the secured credit facility related to the Tove Knutsen. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Tove Knutsen. Please read Note 22—Acquisitions in the consolidated financial statements included in this Annual Report.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2021 and included in the consolidated financial statements. Please read Note 17—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended
December 31,
2021
(U.S. Dollars
in thousands)
Statement of Operations Data:
Time charter and bareboat revenues:	$6,427
Operating expenses(1)	26,107
General and administrative expenses:	2,195
Total income (expenses)	$(21,875)
(1)	Includes fees paid pursuant to the management and administration agreements, the technical management agreements, courses for crew, crew and crewing services.

Payables to KNOT and KOAS were $0.2 million and $1.2 million, respectively, for the year ended December 31, 2021. In addition, included in trade accounts payable, trading balances due to KOAS were $0.8 million and trading balances due to KNOT were $0.8 million for the year ended December 31, 2021. Outstanding balances are settled on a monthly basis.

During the scheduled second renewal survey drydocking of the Bodil Knutsen a ballast water treatment system was installed on the vessel. Parts of the system were purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $1.84 million.

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

Distributions to KNOT

We have declared and paid aggregate quarterly distributions of $22.3 million and $22.1 million to KNOT for each of the years ended December 31, 2021 and 2020, respectively.

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

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

●	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
●	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended with the approval of a majority of the outstanding common units.
●	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
●	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.
●	Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of March 17, 2022, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.
●	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—Risk Factors” for a discussion of these factors.

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

During the year ended December 31, 2021, the aggregate amounts of cash distributions paid to common unitholders was $70.7 million.

Class B Units

The Class B Units are a new class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are equal to or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class.

After the payment of the Partnership’s quarterly cash distributions on each of November 10, 2021 and February 10, 2022 with respect to the three months ended September 30, 2021 and December 31, 2021, respectively, 84,135 of the Class B Units converted to common units on a one-to-one basis. As of March 17, 2022, 504,810 Class B Units remain outstanding.

During the year ended December 31, 2021, the aggregate amounts of cash distributions paid to the holder of Class B Units was $0.4 million.

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

During the year ended December 31, 2021, the aggregate amount of cash distributions paid to the holders of the Series A Preferred Units was $7.0 million.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”
(2)	Exchange Agreement, dated September 7, 2021, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS. Please read “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2021 and Early 2022—IDR Exchange.”
(3)	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS, as amended by Amendment No. 1, dated May 7, 2015, Amendment No. 2, dated November 28, 2018, and Amendment No. 3, dated March 13, 2019. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”
(4)	Management and Administration Agreements with respect to each of the Fortaleza Knutsen, Recife Knutsen, Dan Cisne and Dan Sabia and Technical Management Agreements with respect to each of the other vessels in our fleet. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements” and “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements”, respectively.
(5)	Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Hilda Loan Facility.”
(6)	Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Loan Facility.”
(7)	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”
(8)	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Cisne Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”
(9)	Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Sabia Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”

(10)	Facility Agreement, dated December 17, 2014, among Knutsen Shuttle Tankers 19 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated November 29, 2016. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Loan Facility.”
(11)	Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Loan Facility.”
(12)	Facilities Agreement, dated April 27, 2015, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS and KNOT Shuttle Tankers 26 AS, as borrowers, and the other parties thereto, as amended and restated on October 23, 2015. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tordis Loan Facility”, “—Vigdis Loan Facility” and “—Lena Loan Facility.”
(13)	Accession Letter, dated February 28, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tordis Loan Facility.”
(14)	Accession Letter, dated June 1, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Vigdis Loan Facility.”
(15)	Accession Letter, dated September 29, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS and DNB Bank ASA. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Lena Loan Facility.”
(16)	Term Loan Facility Agreement, dated June 27, 2017, among KNOT Shuttle Tankers 32 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated December 15, 2017. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Brasil Loan Facility.”
(17)	Accession Letter, dated December 15, 2017, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 32 AS and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Brasil Loan Facility.”
(18)	Term Loan Facility Agreement, dated September 30, 2016, among KNOT Shuttle Tankers 30 AS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Anna Loan Facility.”
(19)	Accession Letter, dated March 1, 2018, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 30 AS and Nordea Bank AB. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Anna Loan Facility.”
(20)	Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among KNOT Shuttle Tankers AS, Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$320 Million Term Loan Facility and $55 Million Revolving Credit Facility.”

(21)	Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tove Loan Facility.”
(22)	Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tove Loan Facility.”
(23)	Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(24)	Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(25)	Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$345 Million Term Loan Facility”
(26)	Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”
(27)	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016, the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017 and the Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017.
(28)	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto.
(29)	Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP.
(30)	Share Purchase Agreement, dated December 15, 2020, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Tove Knutsen.”
(31)	At-the-Market Issuance Sales Agreement, dated August 26, 2021, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

U.S. Federal Income Tax Considerations

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

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests in a corporation. For individuals, the additional Medicare tax applies to the lesser of (1) ”net investment income” or (2) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election ( an “Electing Holder”), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

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

Marshall Islands Tax Consequences

Because we and our subsidiaries do not and do not expect to carry on business or conduct transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law, unitholders that are neither citizens nor residents of the Marshall Islands and do not maintain offices in nor carry on business or conduct transactions or operations in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to them as unitholders. In addition, such unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of the Marshall Islands to file Marshall Islands tax returns relating to their ownership of common units.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to in this Annual Report may be inspected at our principal executive headquarters at 2 Queen’s Cross, Aberdeen, AB15 4YB, United Kingdom, and may also be obtained from our website at www.knotoffshorepartners.com. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC’s website at www.sec.gov.

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

As of December 31, 2021, we were party to interest rate swap contracts with a combined notional amount of approximately $462.3 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.71% per annum and 2.90% per annum for all periods. The interest rate swap contracts mature between September 2023 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2021 are as follows:

	December 31, 2021
	Notional	Fair Value
(U.S. Dollars in thousands)	Amount	(liability)
Interest rate swap contracts	$462,312	$9,999

As of December 31, 2021 the Partnership’s net exposure to floating interest rate fluctuations was approximately $360.8 million based on total interest-bearing contractual obligations of $974.6 million, less the Raquel Knutsen sale and leaseback facility of $89.2 million, less interest rate swaps of $462.3 million and less cash and cash equivalents of $62.3 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $3.6 million on an annual basis as of December 31, 2021. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

As of December 31, 2021, we had not entered into any foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2021 and 2020, nine and seven customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

As of December 31, 2021, we were in compliance with all covenants under our debt agreements.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2021.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2021.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2021.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young AS, an independent registered public accounting firm, as stated in its report which appears on page F-4 of our consolidated financial statements.

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

Item 16B. Code of Ethics

The KNOT Offshore Partners LP Code of Business Conduct and Ethics applies to all of our employees, officers and directors. This document is available under the “Corporate Governance” tab in the “Investor Relations” section of our website www.knotoffshorepartners.com . We intend to disclose, under this tab of our website, any waivers to or amendments of the KNOT Offshore Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2021 was Ernst & Young AS (PCAOB ID: 1572) Oslo, Norway.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2021 and 2020.

Fees Incurred by the Partnership for Ernst & Young AS’ Services:

	2021	2020
Audit Fees	$687,309	$648,034
Audit‑Related Fees	—	—
Tax Fees	3,476	3,585
	$690,786	$651,618

Audit Fees

Audit fees for 2021 and 2020 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees for 2021 and 2020 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

Tax fees for 2021 and 2020 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

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

Executive Sessions

The NYSE requires that non-management directors of a listed U.S. company meet regularly in executive sessions without management. The NYSE also requires that all independent directors of a listed U.S. company meet in an executive session at least once a year. As permitted under Marshall Islands law and our partnership agreement, our non-management directors do not regularly hold executive sessions without management, and we do not expect them to do so in the future.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements listed below and set forth on pages F-1 through F-46, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

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
1.2

Fourth Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of September 10, 2021 (incorporated by reference to Exhibit 3.2 of the registrant’s Report on Form 8-A/A filed on September 10, 2021)

2.1	*	Description of Securities Registered under Section 12 of the Exchange Act
4.1

Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.2

Exchange Agreement, dated September 7, 2021, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 7, 2021)

4.3

Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.4

Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.5

Amendment No. 2 to the Administrative Services Agreement, dated November 28, 2018, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.6

Amendment No. 3 to the Administrative Services Agreement, dated March 13, 2019, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.5 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.7

Form of Ship Management Agreement, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.8

Form of Ship Management Agreement, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.9

Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on August 10, 2017)

4.10

Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.11

Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.15 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

Exhibit Number	Description
4.12

Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.16 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.13

Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014 (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 29, 2015)

4.14

Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among KNOT Shuttle Tankers AS, Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 4, 2018)

4.15

Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.22 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.16

Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. (incorporated by reference to Exhibit 4.23 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.17

Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021 (incorporated by reference to Exhibit 4.24 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.18†

Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. (incorporated by reference to Exhibit 4.25 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.19

Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 2, 2021)

4.20

Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman (incorporated by reference to Exhibit 4.25 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.21

Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 6, 2016)

4.22

Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.23

First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.24

Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017, between KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on May 17, 2017)

4.25

Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 30, 2017)

Exhibit Number	Description
4.26

Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.27

Share Purchase Agreement, dated December 15, 2020, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.33 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.28

At-the-Market Issuance Sales Agreement, dated August 26, 2021, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.1 to the registrant’s report on Form 6-K filed on August 26, 2021)

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

Date: March 17, 2022

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP (the Partnership) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 17, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vessel impairment
Description of the Matter

The carrying value of the Partnership’s vessels was $1,598 million as of December 31, 2021. As explained in Notes 2(n) and 21 to the consolidated financial statements, the Partnership assesses vessels for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If impairment indicators are identified, the Partnership compares the undiscounted cash flows expected to be generated by that vessel to the carrying value (recoverability test). If the carrying value of the vessel is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. During the year ended December 31, 2021, the Partnership recognized an impairment loss of $29.4 million to write down one vessel’s carrying value to its estimated fair value.

Auditing the Partnership’s measurement of the impairment loss was complex due to the significant estimation uncertainty and judgement in forecasting the future cash flows of the vessels. Specifically, these cash flow estimates are sensitive to significant assumptions including the discount rate, estimation of daily charter rates, vessel utilization and the costs of future drydockings.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Partnership’s impairment assessment process, including controls over management's identification of impairment indicators and management's review of the significant assumptions described above.

To audit the recoverability test, we performed procedures that included, among others, comparing the model and methodology used in the recoverability test against accounting guidance under ASC 360 and practices common in the industry. We tested the reasonableness of estimated daily charter rates by comparing them to recent tender activity and historical rate information. We tested the source information underlying the calculation as well as the mathematical accuracy of the model. We involved our valuation specialists to assist in developing a range of independent discount rate estimates and compared those to the discount rate selected by management.

We assessed whether the vessel utilization assumptions were reasonable based on historical utilization of the Partnership’s vessels towards the end of their useful lives. We reviewed market reports and analyzed how the economic factors such as future demand and supply for shuttle tankers have been incorporated in the charter rates. We compared the estimated costs of future drydocking estimates to budgets and to historical drydocking costs adjusted for factors such as inflation and planned future installations.

/s/ Ernst & Young AS

We have served as the Partnership’s auditor since 2013.

Oslo, Norway

March 17, 2022

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited KNOT Offshore Partners LP’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, KNOT Offshore Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2021 consolidated financial statements of the Partnership and our report dated March 17, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway

March 17, 2022

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations

For the Years Ended December 31, 2021, 2020 and 2019

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2021	2020	2019
Operating revenues: (Notes 2(e), 5 and 17)
Time charter and bareboat revenues	$269,306	$278,581	$282,502
Loss of hire insurance recoveries (Notes 2(t) and 8)	11,450	—	—
Other income	373	641	59
Total revenues and other income (Notes 2(e), 5, 6, 7 and 17)	281,129	279,222	282,561
Operating expenses:
Vessel operating expenses (Notes 2(e) and 17)	72,114	61,005	60,129
Depreciation (Note 13)	99,559	89,743	89,844
Impairment (Note 21)	29,421	—	—
General and administrative expenses	6,461	5,392	4,858
Total operating expenses	207,555	156,140	154,831
Operating income	73,574	123,082	127,730
Finance income (expense): (Notes 2(f) and 17)
Interest income	2	125	865
Interest expense (Note 9(a))	(28,065)	(31,645)	(50,735)
Other finance expense (Note 9(b))	(1,011)	(705)	(845)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	9,960	(25,679)	(17,797)
Net gain (loss) on foreign currency transactions	(96)	57	(252)
Total finance expense	(19,210)	(57,847)	(68,764)
Income before income taxes	54,364	65,235	58,966
Income tax benefit (expense) (Notes 2(r) and 16)	(488)	(10)	(9)
Net income	$53,876	$65,225	$58,957
Series A Preferred unitholders’ interest in net income	$6,900	$7,200	$7,200
General Partner’s interest in net income	862	1,072	956
Limited Partners’ interest in net income	46,114	56,953	50,801
Earnings per unit (Basic): (Note 19)
Common unit (basic)	$1.38	$1.74	$1.55
Class B units (basic)	$2.62	$—	$—
General Partner unit (basic)	$1.38	$1.74	$1.55
Earnings per unit (Diluted): (Note 19)
Common unit (diluted)	$1.38	$1.74	$1.55
Class B units (diluted)	$2.62	$—	$—
General Partner unit (diluted)	$1.38	$1.74	$1.55

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2021, 2020 and 2019

(U.S. Dollars in thousands)

	Year Ended December 31,
	2021	2020	2019
Net income	$53,876	$65,225	$58,957
Other comprehensive income, net of tax	—	—	—
Comprehensive income	$53,876	$65,225	$58,957

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2021 and 2020

(U.S. Dollars in thousands)

	At December 31, 2021	At December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents (Notes 2(g) and 11)	$62,293	$52,583
Trade accounts receivable, less expected credit loss of $0 in 2021 and $0 in 2020 (Notes 2(h) and 12(a))	—	—
Amounts due from related parties (Note 17(c))	2,668	5,726
Inventories (Note 2(i))	3,306	2,652
Other current assets (Notes 2(j) and 12(b))	5,626	5,511
Total current assets	73,893	66,472

Long-term assets:
Vessels, net of accumulated depreciation (Notes 2(k), 2(l), 2(m), 2(n), 13 and 17(e))	1,598,106	1,708,786
Right-of-use assets (Note 6)	2,742	1,490
Intangible assets, net (Notes 2(o) and 14(a))	75	681
Derivative assets (Notes 2(q), 10 and 11)	1,015	—
Accrued income	1,450	2,867
Total long term assets	1,603,388	1,713,824
Total assets	$1,677,281	$1,780,296

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 17(d))	$3,872	$3,848
Accrued expenses	6,429	5,380
Current portion of long-term debt (Notes 11 and 15)	88,578	184,188
Current lease liabilities (Note 6)	648	652
Current portion of derivative liabilities (Notes 2(q), 10 and 11)	6,754	10,695
Income taxes payable (Notes 2(r) and 16)	548	86
Current portion of contract liabilities (Notes 2(o) and 14(b))	1,518	1,518
Prepaid charter (Note 2(s))	6,186	5,424
Amount due to related parties (Note 17(c))	1,424	2,140
Total current liabilities	115,957	213,931

Long-term liabilities:
Long-term debt (Notes 2(p), 11 and 15)	878,548	846,157
Lease liabilities (Note 6)	2,093	838
Derivative liabilities (Notes 2(q), 10 and 11)	4,260	19,358
Contract liabilities (Notes 2(o) and 14(b))	651	2,168
Deferred tax liabilities (Notes 2(r) and 16)	228	295
Deferred revenues	2,529	—
Total long-term liabilities	888,309	868,816
Total liabilities	1,004,266	1,082,747
Commitments and contingencies (Notes 2(t) and 18)
Series A Convertible Preferred Units (Notes 19 and 20)	84,308	89,264
Equity:
Partners’ capital:
Common unitholders: 33,708,541 and 32,694,094 units issued and outstanding at December 31, 2021 and 2020, respectively.	568,762	597,390
Class B unitholder: 588,945 and 0 units issued and outstanding at December 31, 2021 and 2020, respectively.	9,453	—
General partner interest: 640,278 and 615,117 units issued and outstanding at December 31, 2021 and 2020, respectively.	10,492	10,895
Total partners’ capital	588,707	608,285
Total liabilities and equity	$1,677,281	$1,780,296

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners’ Capital

For the Years Ended December 31, 2021, 2020 and 2019

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other		Convertible
	Common	Class B	Partner	Comprehensive	Total Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at December 31, 2018	$631,244	$—	$11,531	$—	$642,775	$89,264
Net income	50,801	—	956	—	51,757	7,200
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,804)	—	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2019	611,241	—	11,155	—	622,396	89,264
Net income	56,953	—	1,072	—	58,025	7,200
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,804)	—	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2020	597,390	—	10,895	—	608,285	89,264
Net income	45,466	648	862	—	46,976	6,900
Conversion of preferred units to common units	4,856	—	—	—	4,856	(4,856)
Net proceeds from issuance of General Partner units	—	—	451	—	451	—
IDR Exchange (1)	(10,079)	10,463	(384)	—	—	—
Net proceeds from ATM program	525	—	—	—	525	—
Conversion of Class B (one-eight) to common units (1)	1,308	(1,308)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,704)	(350)	(1,332)	—	(72,386)	(7,000)
Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of December 31, 2021, 84,135 of the Class B Units had been converted to common units.

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021, 2020 and 2019

(U.S. Dollars in thousands)

	Year Ended December 31,
(U.S. Dollars in thousands)	2021	2020	2019
OPERATING ACTIVITIES
Net income	$53,876	$65,225	$58,957
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	99,559	89,743	89,844
Impairment	29,421	—	—
Amortization of contract intangibles / liabilities	(912)	(912)	(912)
Amortization of deferred debt issuance cost	3,519	2,503	2,617
Drydocking expenditure	(4,235)	(2,724)	(252)
Income tax expense	488	10	9
Income taxes paid	(83)	(87)	(132)
Interest expense	24,546	29,141	48,117
Interest paid	(25,103)	(30,985)	(49,037)
Unrealized (gain) loss on derivative instruments	(20,054)	22,042	18,676
Unrealized (gain) loss on foreign currency transactions	13	(507)	44
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	3,058	(3,039)	(1,547)
Decrease (increase) in inventories	(653)	(225)	152
Decrease (increase) in other current assets	(117)	(1,865)	(912)
Decrease (increase) in accrued revenue	1,418	1,108	(168)
Increase (decrease) in trade accounts payable	18	700	(2,100)
Increase (decrease) in accrued expenses	1,605	(15)	1,073
Increase (decrease) prepaid revenue	763	(1,469)	1,121
Increase (decrease) in amounts due to related parties	(716)	597	142
Net cash provided by operating activities	166,411	169,241	165,692

INVESTING ACTIVITIES
Additions to vessel and equipment	(11,536)	(339)	—
Acquisition of Tove Knutsen (net of cash acquired)	—	(21,094)	—
Net cash provided by (used in) investing activities	(11,536)	(21,433)	—

FINANCING ACTIVITIES
Proceeds from long-term debt (Note 15)	444,300	33,000	—
Repayment of long-term debt (Note 15)	(505,822)	(92,834)	(84,534)
Payment of debt issuance cost	(5,215)	(90)	21
Cash distribution	(79,386)	(79,336)	(79,336)
Net proceeds from issuance of General Partner units	451	—	—
Net proceeds from public offering	525	—	—
Net cash used in financing activities	(145,147)	(139,260)	(163,848)
Effect of exchange rate changes on cash	(18)	510	(30)
Net increase (decrease) in cash and cash equivalents	9,710	9,058	1,813
Cash and cash equivalents at the beginning of the period	52,583	43,525	41,712
Cash and cash equivalents at the end of the period	$62,293	$52,583	$43,525

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

As of December 31, 2021, the Partnership had a fleet of seventeen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen and the Tove Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2022 and 2027. Please see Note 6—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows and ongoing obligations under the Partnership’s financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units. Accordingly, as of March 17, 2022, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $55 million, are sufficient to meet working capital requirements for its current business for at least the next twelve months.

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

Dependent on the facts and circumstances, the assessment of a transaction may be considered the acquisition of an asset, when substantially all of the fair value of assets acquired is concentrated in a single identifiable asset, rather than a business combination. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquisition related costs are capitalized as a component of the assets acquired. See Note 22- Acquisitions.

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

The Partnership directly employs one onshore employee and no seagoing employees. Related parties have provided the management services for the Vessels and employ the crews that work on the Vessels. The Partnership is not liable for any pension or post-retirement benefits. See Note 17—Related Party Transactions.

(f) Financial Income (Expense)

Other finance expense includes external bank fees and commitment fees paid on undrawn revolving credit facility.

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

The allowance for expected credit losses is the Partnership’s best estimate of the expected credit losses over the remaining lives of the assets. Expected credit losses are estimated using historical credit loss experience, relevant available information, from internal and external sources, relating to current conditions and reasonable and supportable forecasts of economic conditions impacting the collectability of the assets. There was no allowance for expected credit loss or amounts written off against the allowance as of December 31, 2021 and 2020.

The Partnership does not have any off-balance-sheet credit exposure related to its customers.

(i) Inventories

Inventories, which are comprised of lubricating oils and, for vessels not operating on time charter or bareboat charter, also bunkers, are stated at the lower of cost or net realizable value. For vessels on time charters or bareboat charters, there are no bunkers, as the charterer supplies the bunkers, which principally consist of fuel oil. Cost is determined using the first-in, first-out method for all inventories.

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

Depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life, less an estimated residual value, as follows:

Useful Life
Hull	23 years
Anchor-handling, loading and unloading equipment	23 years
Main/auxiliary engine	23 years
Thruster, dynamic positioning systems, cranes and other equipment	23 years
Drydock costs	2.5 – 5 years

A Vessel is depreciated to its estimated residual value, which is calculated based on the weight of the ship and estimated steel price. Any cost related to the disposal is deducted from the residual value.

Historically, the useful life of the Partnership’s vessels and equipment was assessed as 25 years commencing from the date the vessel and equipment were delivered from the shipyard. As of June 30, 2021, the Partnership considered factors related to the ongoing use of the vessels and equipment, gradual shifts in market conditions and other long-term factors associated with the global oil and maritime transportation industries and based on this has reassessed the useful life as being 23 years.

This change in estimate was applied prospectively from July 1, 2021 and impacted the entire fleet of shuttle tanker vessels. The change in estimate resulted in an increase in depreciation and amortization expense and a net loss of $5.67 million, or $0.17 per basic and diluted common unit, for the year ended December 31, 2021.

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

(n) Impairment of Long-Lived Assets

Vessels and equipment, vessels under construction and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Partnership first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. See Note 21—Impairment of Long-Lived Assets

(o) Intangibles

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

The intangible for the above market value of the time charter contract associated with the Tordis Knutsen is amortized to time charter revenue on a straight-line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date and expired in December 2021. The intangible for the above market value of the time charter contract associated with the Vigdis Knutsen is amortized to time charter revenue on a straight-line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date and expires in March 2022.

The unfavorable contractual rights for charters associated with Foraleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight-line basis over the 12 years’ contract period that expires in March 2023 and August 2023, respectively.

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

(r) Income Taxes

Historically, part of the Partnership’s activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject to the Norwegian Tonnage Tax Regime (the “tonnage tax regime”). Under the tonnage tax regime, tax is based on the tonnage of the vessel, and not operating income. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated statements of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses, while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated statements of operations. See Note 16—Income Taxes.

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

(t) Commitments, Contingencies and Insurance Proceeds

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 18—Commitments and Contingencies.

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

(v) Recently Adopted Accounting Standards

There are no recent accounting standards whose adoption had a material impact on the consolidated financial statements in the current year.

(w) New Accounting Standards Not Yet Adopted

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership continues to evaluate the impact of the guidance on the consolidated financial statements as well as the commercial implications for the transition away from LIBOR, in particular through discussions with lenders and other market participants.

In August 2020, the FASB issued ASU 2020-06 Debt—Debt with conversion and other options (subtopic 470-20) and Derivatives and Hedging—contracts in entity’s own equity (subtopic 815-40): Accounting for convertible instruments and contracts in an entity’s own equity simplifies an issuer’s accounting for convertible instruments and its application of the derivatives scope exception for contracts in its own equity. The new guidance eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features with respect to accounting for convertible instruments. Further the ASU simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Entities are required to use the if-converted method for all convertible instruments in the diluted earnings per unit calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. The new guidance does not materially impact the Partnership as the if-converted method is already being used in computing diluted earnings per unit.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with KNOT’s transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT Offshore Partners UK LLC (“KNOT UK”) its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen , (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This was accounted for as a capital contribution by KNOT to the Partnership.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”), which entitled KNOT to increasing percentages of the cash the Partnership distributed in excess of $0.43125 per unit per quarter.
(iii)	The Partnership issued 349,694 general partner units to the General Partner representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs were expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) were used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The remainder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

●	An Administrative Services Agreement with KNOT UK, pursuant to which:
●	KNOT UK agreed to provide to the Partnership administrative services; and
●	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);
●	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;
●	A Contribution and Sale Agreement with KNOT pursuant to which the Partnership acquired the entities that comprised its initial fleet;
●	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and
●	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:
●	To what extent the Partnership and KNOT may compete with each other;
●	The Partnership’s option to purchase the Carmen Knutsen, the Hilda Knutsen , the Torill Knutsen , the Ingrid Knutsen and the Raquel Knutsen from KNOT;
●	Certain rights of first offer on shuttle tankers operating under charters of five or more years;
●	The provision of certain indemnities to the Partnership by KNOT; and
●	KNOT’s guarantee of the payment of the hire rate under the original Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2021.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding Company
KNOT Shuttle Tankers AS	Norway	Holding Company
KNOT Shuttle Tankers 12 AS	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers XII KS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers XII AS	Norway	General partner of Knutsen Shuttle Tankers XII KS
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 20 AS	Norway	Owner of the Dan Cisne
KNOT Shuttle Tankers 21 AS	Norway	Owner of the Dan Sabia
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen
Knutsen Shuttle Tankers 19 AS	Norway	Owner of the Raquel Knutsen
KNOT Shuttle Tankers 24 AS	Norway	Owner of the Tordis Knutsen
KNOT Shuttle Tankers 25 AS	Norway	Owner of the Vigdis Knutsen
KNOT Shuttle Tankers 26 AS	Norway	Owner of the Lena Knutsen
KNOT Shuttle Tankers 32 AS	Norway	Owner of the Brasil Knutsen
KNOT Shuttle Tankers 30 AS	Norway	Owner of the Anna Knutsen
KNOT Shuttle Tankers 34 AS	Norway	Owner of the Tove Knutsen

5) Significant Risks and Uncertainties Including Business and Credit Concentrations

Each of the Vessels is currently employed under fixed rate charters, except for Anna Knutsen and Vigdis Knutsen. The Partnership’s operational results are dependent on the worldwide market for shuttle tankers and the ability of the Partnership to timely enter into customer charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates we may be able to achieve might vary over time. The market today is mainly dependent upon four factors: the supply of vessels, the demand for oil, the long-term oil price outlook and overall growth in the world economy. The general supply of vessels is impacted by the number of newbuilds, the removal of older vessels from the market and legislation that may limit the use of older vessels or new standards for vessels used in specific trades.

As of December 31, 2021, all of the Partnership’s Vessel crews, which are employed through KOAS were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its trade receivables during the years ended December 31, 2021, 2020 and 2019.

The following table presents time charter and bareboat revenues and percentage of revenues for material customers that accounted for more than 10% of the Partnership’s revenues during the years ended December 31, 2021, 2020 and 2019. All of these customers are subsidiaries of major international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2021		2020		2019
Eni Trading and Shipping S.p.A.	$43,823	16%	$44,175	16%	$44,610	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,115	17%	45,235	16%	45,116	16%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	37,030	14%	33,947	12%	36,346	13%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	59,825	22%	76,959	28%	66,199	23%
Galp Sinopec Brasil Services BV	35,622	13%	35,684	13%	35,541	13%

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

6) Operating Leases

Revenues

The Partnership’s primary source of revenues is chartering its shuttle tankers to its customers. The Partnership uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership’s time-charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the vessel for the customers, which includes providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off hire.

The following table presents the Partnership’s revenues by time charter and bareboat charters and other revenues for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
(U.S. Dollars in thousands)	2021	2020	2019
Time charter revenues (service element included)	$224,191	$233,346	$237,387
Bareboat revenues	45,115	45,235	45,115
Other revenues (loss of hire insurance recoveries and other income)	11,823	641	59
Total revenues	$281,129	$279,222	$282,561

See Note 2(l)—Right-of-use assets and lease liabilities.

As of December 31, 2021, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including service element of the time charter, but excluding unexercised customer option periods):

(U.S. Dollars in thousands)
2022	$198,385
2023	99,805
2024	102,560
2025	94,803
2026	51,088
2027 and thereafter	13,672
Total	$560,313

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

The Partnership’s fleet as of December 31, 2021 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;

●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a rolling charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, which currently expires in April 2022, with options of the charterer to extend until June 2022. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2023 or the first quarter of 2024. The new charter is for a fixed period, at the charterer’s option, of either one year or two years with options for the charterer to extend the charter, in either case, by two further one-year periods;
●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter that expires in September 2022 with PetroChina, with options to extend until March 2024. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2024 or the first quarter of 2025. The new charter is for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods;
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2023, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”), with options to extend until January 2026;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in August 2022 with Eni Trading and Shipping S.p.A. (“ENI”), with options to extend until August 2025;
●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in November 2022 with ENI, with options to extend until November 2024;
●	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;
●	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in February 2024 with Vår Energi Marine AS, a Norwegian subsidiary of Vår Energi (“Vår”), with options to extend until February 2029;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options to extend until June 2030;
●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter that expires in July 2022, with Petrobras with an option for charterer to extend the charter by one month. The vessel will commence on a new 3-year time charter contract with a major oil company in 2023;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 and was operating under a time charter that expired in March 2022 with a subsidiary of Shell. The vessel will commence on a new 3-year time charter contract with a major oil company in 2023;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter that expires in September 2022 with a subsidiary of Shell. The vessel will commence on a new 3-year time charter contract with a major oil company in 2023;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in September 2022 with Galp Sinopec Brazil Services B.V. (“Galp”), with options to extend until September 2028;
●	The Anna Knutsen, a shuttle tanker built in 2017. On February 11, 2022 the Partnership agreed on the commercial terms for a new time charter contract for the Anna Knutsen with a major oil company to commence in the second quarter of 2022 for a fixed period, at the charterer’s option, of either (a) one year, with options for the charterer to extend the time charter by up to four further one-year periods, or (b) two years, with options for the charterer to extend the time charter by up to three further one-year periods; and
●	The Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in October 2027 with Equinor, with options to extend until October 2040.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of December 31, 2021, the right-of-use asset and lease liability for operating leases was $2.7 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for 2021 was $0.7 million. As of December 31, 2021, the weighted average discount rate for the operating leases for the portfolio was 2.3% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of December 31, 2021, the weighted average remaining lease terms are 4.1 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of December 31, 2021 is as follows:

(U.S. Dollars in thousands)
2022	$703
2023	703
2024	703
2025	703
2026	59
2027 and thereafter	—
Total	$2,871
Less imputed interest	130
Carrying value of operating lease liabilities	$2,741

7) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. At December 31, 2021, 2020 and 2019, the Partnership’s fleet operated under twelve time charters and four bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the Partnership’s consolidated revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Insurance Proceeds

Windsor Knutsen

In December 2020, the Windsor Knutsen reported a crack in its main engine block.As a result, the Vessel was off-hire from December 12, 2020 to June 10, 2021 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that a vessel is out of service as a result of damage, for a maximum of 180 days. For the year ended December 31, 2021, the Partnership received $8.7 million for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

In addition, as of December 31, 2021, the Partnership had claimed and received payments of $4.1 million (net of deductible amounts) for hull and machinery recoveries.

Tove Knutsen

In March 2021, the Tove Knutsen reported a leakage from its controllable pitch propeller. As a result, the Vessel was off-hire from March 1, 2021 to April 15, 2021 for repairs. For the year ended December 31, 2021, the Partnership received $1.5 million for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

In addition, as of December 31, 2021, the Partnership had claimed $0.1 million (net of deductible amounts) for hull and machinery recoveries. As of December 31, 2021, the Partnership had not received payment for this claim, resulting in an open insurance claim of $0.1 million.

Bodil Knutsen

In April 2021, the Bodil Knutsen reported damage on the azimuth thruster. As a result, the Vessel was off-hire from April 17, 2021 to April 29, 2021 for repairs. As of December 31, 2021, the Partnership had claimed and received payments of $0.1 million (net of deductible amounts) for hull and machinery recoveries.

Tordis Knutsen

In July 2021, the Tordis Knutsen reported a damage on the Automatic Voltage Regulator (AVR) for one azimuth thruster. As a result, the Vessel was off-hire from July 19, 2021 to August 25, 2021 for repairs. As of December 31, 2021, the Partnership had claimed and received payments of $1.2 million (net of deductible amounts) for hull and machinery recoveries.

9) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest cost as reported in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
(U.S. Dollars in thousands)	2021	2020	2019
Interest expense	$24,546	$29,142	$48,118
Amortization of debt issuance cost and fair value of debt assumed	3,519	2,503	2,617
Total interest cost	$28,065	$31,645	$50,735

(b) Other Finance Expense

The following table presents the components of other finance expense for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
(U.S. Dollars in thousands)	2021	2020	2019
Bank fees, charges	$463	$441	$597
Commitment fees	548	264	248
Total other finance expense	$1,011	$705	$845

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

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”) based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of December 31, 2021 and 2020, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $462.3 million and $516.2 million, respectively. As of December 31, 2021 and 2020 the carrying amount of the interest rate swaps contracts was a net liability of $10.0 million and a net liability of $30.1 million, respectively. See Note 11—Fair Value Measurements.

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

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
(U.S. Dollars in thousands)	2021	2020	2019
Realized gain (loss):
Interest rate swap contracts	$(10,094)	$(3,528)	$3,812
Foreign exchange forward contracts	—	(109)	(2,933)
Total realized gain (loss):	(10,094)	(3,637)	879
Unrealized gain (loss):
Interest rate swap contracts	20,054	(21,795)	(20,663)
Foreign exchange forward contracts	—	(247)	1,987
Total unrealized gain (loss):	20,054	(22,042)	(18,676)
Total realized and unrealized gain (loss) on derivative instruments:	$9,960	$(25,679)	$(17,797)

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021 and December 31, 2020. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2021		December 31, 2020
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$62,293	$62,293	$52,583	$52,583
Non-current derivative assets:
Interest rate swap contracts	1,015	1,015	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	6,754	6,754	10,695	10,695
Non-current derivative liabilities:
Interest rate swap contracts	4,260	4,260	19,358	19,358
Long-term debt, current and non-current	974,596	974,596	1,036,118	1,036,118

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $7.5 million and $5.8 million as of December 31, 2021 and 2020, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2021 and 2020 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2021 and 2020 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 3.4 years and 4.3 years, as of December 31, 2021 and 2020, respectively), (2) the notional amount of the swap contract (ranging from $5.2 million to $37.5 million as of December 31, 2021 and ranging from $7.0 million to $40.1 million as of December 31, 2020), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% for the contracts as of December 31, 2021 and rates ranging from 0.71% to 2.90% for the contracts as of December 31, 2020).
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2021 and December 31, 2020:

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2021	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$62,293	$62,293	$—	$—
Non-current derivative assets:
Interest rate swap contracts	1,015	—	1,015	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	6,754	—	6,754	—
Non-current derivative liabilities:
Interest rate swap contracts	4,260	—	4,260	—
Long-term debt, current and non-current	974,596	—	974,596	—

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2020	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$52,583	$52,583	$—	$—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	10,695	—	10,695	—
Non-current derivative liabilities:
Interest rate swap contracts	19,358	—	19,358	—
Long-term debt, current and non-current	1,036,118	—	1,036,118	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of December 31, 2021 and December 31, 2020.

12) Trade Accounts Receivable and Other Current Assets

(a) Trade Accounts Receivable

Trade accounts receivable are presented net of provisions for expected credit loss. As of December 31, 2021 and 2020, there were no trade receivables and no provision for expected credit loss.

(b) Other Current Assets

Other current assets consist of the following:

(U.S. Dollars in thousands)	At December 31, 2021	At December 31, 2020
Insurance claims for recoveries	$124	$—
Refund of value added tax	1,805	1,429
Prepaid expenses	1,158	1,050
Other receivables	2,540	3,032
Total other current assets	$5,627	$5,511

13) Vessels and Equipment

As of December 31, 2021 and 2020, Vessels with a book value of $1,598 million and $1,709 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 15—Long-Term Debt.

		Accumulated	Accumulated
(U.S. Dollars in thousands)	Vessels & equipment	depreciation	impairment	Net Vessels
Vessels, December 31, 2019	$2,129,012	$(451,524)	$—	$1,677,488
Additions	115,277	—	—	115,277
Drydock costs	5,764	—	—	5,764
Disposals	—	—	—	—
Depreciation for the year	—	(89,743)	—	(89,743)
Vessels, December 31, 2020	$2,250,053	$(541,267)	$—	$1,708,786
Additions (1)	14,065	—	—	14,065
Drydock costs	4,235	—	—	4,235
Disposals	(2,641)	2,641	—	—
Depreciation and impairment for the period (2)	—	(99,559)	(29,421)	(128,980)
Vessels, December 31, 2021	$2,265,712	$(638,185)	$(29,421)	$1,598,106
(1)	During the scheduled second renewal survey drydocking of the Bodil Knutsen a ballast water treatment system was installed on the vessel. A Volatile Organic Compounds (VOC) recovery system was installed on the Bodil Knutsen during the fourth quarter of 2021.

(2)	The carrying value of the Windsor Knutsen was written down to its estimated fair value as of June 30, 2021. See Note 21—Impairment of Long-Lived Assets.

Drydocking activity for the years ended December 31, 2021 and 2020 is summarized as follows:

(U.S. Dollars in thousands)	At December 31, 2021	At December 31, 2020
Balance at the beginning of the year	$17,106	$18,523
Costs incurred for dry docking	4,235	2,724
Costs allocated to drydocking as part of acquistion of asset	—	3,040
Drydock amortization	(7,883)	(7,181)
Balance at the end of the year	$13,458	$17,106

14) Intangible Assets and Contract Liabilities

(a) Intangible Assets

	Above market	Above market time
	time charter	charter	Total
(U.S. Dollars in thousands)	Tordis Knutsen	Vigdis Knutsen	intangibles
Intangibles, December 31, 2019	$608	$678	$1,286
Additions	—	—	—
Amortization for the year	(303)	(302)	(605)
Intangibles, December 31, 2020	$305	$376	$681
Additions	—	—	—
Amortization for the period	(305)	(301)	(606)
Intangibles, December 31, 2021	$—	$75	$75

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

The estimated future amortization of intangible assets at December 31, 2021 is as follows:

(U.S. Dollars in thousands)
2022	75
Total	$75

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

	Balance of	Amortization for	Balance of	Amortization for	Balance of
	December 31,	the year ended	December 31,	the year ended	December 31,
(U.S. Dollars in thousands)	2021	December 31, 2021	2020	December 31, 2020	2019
Contract liabilities:
Unfavourable contract rights	$(2,169)	$1,517	$(3,686)	$1,517	$(5,203)
Total amortization income		$1,517		$1,517

Accumulated amortization for contract liabilities was $16.0 million and $14.5 million as of December 31, 2021 and 2020, respectively.

The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)
2022	$1,517
2023	652
2024	—
2025	—
2026	—
2027	—
Total	$2,169

15) Long-Term Debt

Long-term debt as of December 31, 2021 and 2020, consisted of the following:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2021	2020
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$338,726	$—
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	222,133	252,245
$55 million revolving credit facility		—	34,279
Hilda loan facility	Hilda Knutsen	72,308	78,462
Torill loan facility	Torill Knutsen	75,000	81,667
$172.5 million loan facility	Dan Cisne, Dan Sabia	45,340	58,340
Raquel loan facility	Raquel Knutsen	—	52,725
Tordis loan facility	Tordis Knutsen	—	75,871
Vigdis loan facility	Vigdis Knutsen	—	77,136
Lena loan facility	Lena Knutsen	—	75,950
Brasil loan facility	Brasil Knutsen	—	50,997
Anna loan facility	Anna Knutsen	—	62,196
Tove loan facility	Tove Knutsen	81,883	86,250
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	89,206	—
Total long-term debt		$974,596	$1,036,118
Less: current installments		90,956	186,723
Less: unamortized deferred loan issuance costs		2,378	2,535
Current portion of long-term debt		88,578	184,188
Amounts due after one year		883,640	849,395
Less: unamortized deferred loan issuance costs		5,092	3,238
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$878,548	$846,157

The Partnership’s outstanding debt of $974.6 million as of December 31, 2021 is repayable as follows :

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2022	$4,960	$85,996	$—	$90,956
2023	5,177	79,768	225,906	310,851
2024	5,418	38,107	123,393	166,918
2025	5,640	28,372	65,506	99,518
2026 and thereafter	68,010	18,822	219,521	306,353
Total	$89,205	$251,065	$634,326	$974,596

As of December 31, 2021, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.4%.

$345 Million Term Loan Facility

In September 2021, the Partnership’s subsidiaries which own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $345 million senior secured credit facility in order to refinance their existing term loans (the “$345 Million Loan Facility”). The $345 Million Loan Facility consists of a term loan repayable in 20 consecutive quarterly installments, with a balloon payment of $220 million due at maturity in September 2026. The facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.05%. The facility is guaranteed by the Partnership and secured by mortgages on the five vessels.

The $345 Million Loan Facility contains the following financial covenants:

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

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2021, the borrowers and the guarantors were in compliance with all covenants under this facility.

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

The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the Multi Vessel Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2021, the borrowers and the guarantors were in compliance with all covenants under this facility.

Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “Hilda Facility”). The Hilda Facility replaced the $117 million loan facility, which was due to be paid in full in August 2018. The Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The Hilda Facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

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

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 110% of the outstanding loan under the Hilda Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2021, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessel is less than 110% of the outstanding loan under the Torill Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2021, the borrower and the guarantor were in compliance with all covenants under this facility.

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

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels are less than 125% of the respective loan, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2021, the borrowers and the guarantor were in compliance with all covenants under this facility.

Tove Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS, the subsidiary owning the Tove Knutsen, as the borrower, entered into a secured loan facility (the “Tove Facility”). The Tove Facility is repayable in quarterly installments with a final balloon payment of $65.5 million due at maturity in September 2025. The Tove Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Tove Knutsen, assignments of earnings, charterparty contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the Tove Facility.

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

The Tove Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of vessel falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2021, the borrower and the guarantors were in compliance with all covenants under this facility.

$25 Million Revolving Credit Facility with NTT

In June  2021, KNOT Shuttle Tankers AS extended the maturity of its $25 million unsecured revolving credit facility with NTT Finance Corporation. The extended facility will mature in August 2023, bears interest at LIBOR plus a margin of 1.8% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are unchanged from the facility entered into in June 2017 with NTT Finance Corporation.

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

16) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable in Norway for the years ended December 31, 2021, 2020 and 2019. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation. Under the tonnage tax regime, tax is payable based on the tonnage of the vessel, not on operating income, and is included within operating expenses. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate of 22% and is recorded as an income tax expense. The amount of tonnage tax included in operating expenses for each of the years ended December 31, 2021, 2020 and 2019 was $0.3 million, $0.2 million and $0.2 million respectively. See Note 2(r)—Income Taxes. The activities taxable in the UK relate to KNOT UK and is based on the operating income for the entity.

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2021	2020	2019
Current tax benefit (expense)	$(488)	$(10)	$(9)
Deferred tax benefit (expense)	—	—	—
Income tax benefit (expense)	$(488)	$(10)	$(9)

(b) Taxation

Income taxes attributable to income from continuing operations was an income tax expense of $488,000 for the year ended December 31, 2021, an income tax expense of $10,000 for the year ended December 31, 2020 and an income tax expense of $9,000 for the year ended December 31, 2019, and differed from the amounts computed by applying the Norwegian and the UK ordinary income tax rate of 22% and 19% in 2021, 22% and 19% in 2020, and 22% and 20% in 2019, to tonnage tax and pretax net income, respectively, as a result of the following:

(U.S. Dollars in thousands)	2021	2020	2019
Income tax benefit (expense) within Norway	$(479)	$—	$—
Income tax benefit (expense) within UK	(9)	(10)	(9)
Income tax benefit (expense)	$(488)	$(10)	$(9)
Effective tax rate	(1)%	0%	0%

(c) Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2021 and 2020 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2021	2020
Deferred tax assets:
Financial derivatives	$—	$—
Financial loss carry forwards for tonnage tax	23,485	20,863
Total deferred tax asset	23,485	20,863
Less valuation allowance	(23,485)	(20,863)
Net deferred tax asset	—	—
Deferred tax liabilities:
Entrance tax	228	295
Total deferred tax liabilities	228	295
	$228	$295

The net deferred tax liability is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2021	2020
Current deferred tax asset	$—	$—
Non-current deferred tax liabilities	228	295
Net deferred tax liabilities	$228	$295

Changes in the net deferred tax liabilities at December 31, 2021 and 2020 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2021	2020
Net deferred tax liabilities at January 1,	$295	$357
Change in temporary differences	(58)	(72)
Translation differences	(9)	10
Net deferred tax liabilities at December 31,	$228	$295

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will be realized. The valuation allowances were $23.5 million and $20.9 million as of December 31, 2021 and 2020, respectively. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of December 31, 2021, the Partnership determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero. There is no expiration date for losses carried forward.

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. At December 31, 2019 the entrance tax had declined to approximately $0.4 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2020 the entrance tax was approximately $0.4 million due to paid entrance tax, change in tax rate and translation effects. At December 31, 2021 the entrance tax had declined to approximately $0.3 million due to paid entrance tax, change in tax rate and translation effects. The taxes payable, mainly related to the entrance tax, are calculated based on the Norwegian corporate tax rate of 22% for 2021 and 2020, and the deferred tax liabilities, also mainly related to the entrance tax, are calculated based on a tax rate of 22% for 2021 and 2020. Income tax expense within the UK of $8,997 and $10,233 for 2021 and 2020, respectively, was calculated by multiplying the tax basis with the UK tax rate of 19% in 2021 and 2020.

As of December 31, 2021, the total income taxes payable are estimated to be $0.6 million and consist primarily of net financial income and expense taxable in Norway at the normal corporate income tax rate, payable Norwegian entrance tax and ordinary UK corporation tax. As of December 31, 2020, the total income taxes payable were estimated to be $0.1 million and consisted of payable Norwegian entrance tax and ordinary UK corporation tax.

As of December 31, 2021, approximately $0.06 million of the estimated entrance tax of $0.29 million is estimated to be payable in the first and second quarter of 2022 and is presented as income taxes payable, while $0.23 million is presented as non-current deferred taxes payable. As of December 31, 2020, approximately $0.08 million of the estimated entrance tax of $0.38 million was estimated to be payable in the first and second quarter of 2021 and was presented as income taxes payable, while $0.30 million was presented as non-current deferred taxes payable.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years. The Partnership had no unrecognized tax benefits as of December 31, 2021 and 2020. During the years ended December 31, 2021 and 2020, the Partnership did not incur any interest or penalties on its tax returns.

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

17) Related Party Transactions

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

The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2021	2020	2019
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$6,427	$4,883	$15,910
Operating expenses:
Vessel operating expenses (2)	16,812	14,693	14,489
Technical and operational management fee from KNOT to Vessels (3)	8,429	7,342	6,954
Operating expenses from other related parties (4)	866	515	487
General and administrative expenses:
Administration fee from KNOT Management (5)	1,277	1,131	1,280
Administration fee from KOAS (5)	780	654	663
Administration fee from KOAS UK (5)	80	118	116
Administration and management fee from KNOT (6)	58	49	170
Total income (expenses)	$(21,875)	$(19,619)	$(8,249)

	At December 31,	At December 31,	At December 31,
(U.S. Dollars in thousands)	2021	2020	2019
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (7)	$134	$47	$—
Equipment purchased from KOAS (8)	1,840	—	—
Total	$1,974	$47	$—
(1)	Time charter income from KNOT: On December 17, 2018, the Partnership’s subsidiary that owns the Windsor Knutsen and Royal Dutch Shell (“Shell”) agreed to suspend the vessel’s time charter contract. The suspension period commenced March 4, 2019, and ended April 5, 2020, when the vessel was redelivered to Shell. During the suspension period, the Windsor Knutsen operated under a time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, on the same terms as the existing time charter contract with Shell. After completing its drydock in the second quarter of 2021, the Bodil Knutsen has operated under a time charter with Knutsen Shuttle Tankers Pool AS. The charter expires in April 2022, with two one-month extensions at the charterer’s option.
(2)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(3)	Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(4)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel.
(5)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.
(6)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(7)	Drydocking supervision fee from KNOT and KOAS: KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.
(8)	During the scheduled second renewal survey drydocking of the Bodil Knutsen a ballast water treatment system was installed on the vessel. Parts of the system were purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $1.84 million.

(b) Transactions with Management and Directors

Trygve Seglem, the Chairman of the Partnership’s board of directors and the President and CEO of KNOT, controls Seglem Holding AS, which owns 100% of the equity interest in TSSI, which controls KOAS. TSSI owns 50% of the equity interest in KNOT. NYK, which owns 50% of the equity interest in KNOT, has management and administrative personnel on secondment to KNOT.

See the footnotes to Note 17(a)—Related Party Transactions—Related Parties for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated statements of operations.

(c) Amounts Due from and Due to Related Parties

Balances with related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2021	2020
Balance Sheet:
Trading balances due from KOAS	$290	$170
Trading balances due from KNOT and affiliates (1)	2,378	5,556
Amount due from related parties	$2,668	$5,726
Trading balances due to KOAS	$1,205	$1,596
Trading balances due to KNOT and affiliates	219	544
Amount due to related parties	$1,424	$2,140
(1)	On December 31, 2020, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 34 AS, the company that owns and operates the Tove Knutsen. Trading balances due from KNOT and affiliates as of December 31, 2020 includes the post-closing settlement amount of $3.6 million related to the acquisition of the Tove Knutsen.

Amounts due from and due to related parties are unsecured and intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(d) Trade accounts payables and other currents assets

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2021	2020
Balance Sheet:
Trading balances due to KOAS	$813	$1,304
Trading balances due to KNOT and affiliates	783	902
Trade accounts payables to related parties	$1,596	$2,206

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2021	2020
Balance Sheet:
Trading balances due from KOAS	$687	$1,697
Trading balances due from KNOT and affiliates	543	450
Other current assets from related parties	$1,230	$2,147

(e) Acquisitions from KNOT

On December 31, 2020, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 34 AS, the company that owns and operates the Tove Knutsen . This acquisition was accounted for as an acquisition of assets.

The board of directors of the Partnership (the “Board”) and the Conflicts Committee of the Board approved the purchase price for the transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transaction. See Note 22—Acquisitions.

18) Commitments and Contingencies

Assets Pledged

As of December 31, 2021 and 2020, Vessels with a book value of $1,598 million and $1,709 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments, Note 13—Vessels and Equipment and Note 15—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claim was recorded for the years ended December 31, 2021, 2020 and 2019.

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

Windsor Knutsen

In December 2020, the Windsor Knutsen reported a crack in its main engine block. As a result, the Vessel was off-hire from December 12, 2020 to June 10, 2021 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that a vessel is out of service as a result of damage, for a maximum of 180 days. For the year ended December 31, 2021, the Partnership received $8.7 million for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

In addition, as of December 31, 2021, the Partnership had claimed and received payments of $4.1 million (net of deductible amounts) for hull and machinery recoveries.

Tove Knutsen

In March 2021, the Tove Knutsen reported a leakage from its controllable pitch propeller. As a result, the Vessel was off-hire from March 1, 2021 to April 15, 2021 for repairs. For the year ended December 31, 2021, the Partnership received $1.5 million for loss of hire proceeds which were recorded as a component of total revenues since day rates are recovered under the terms of the policy.

In addition, as of December 31, 2021, the Partnership had claimed $0.1 million (net of deductible amounts) for hull and machinery recoveries. As of December 31, 2021, the Partnership has not received payment for this claim, resulting in an open insurance claim of $0.1 million.

Bodil Knutsen

In April 2021, the Bodil Knutsen reported damage on the azimuth thruster. As a result, the Vessel was off-hire from April 17, 2021 to April 29, 2021 for repairs. As of December 31, 2021, the Partnership had claimed and received payments of $0.1 million (net of deductible amounts) for hull and machinery recoveries.

Tordis Knutsen

In July 2021, the Tordis Knutsen reported a damage on the Automatic Voltage Regulator (AVR) for one azimuth thruster. As a result, the Vessel was off-hire from July 19, 2021 to August 25, 2021 for repairs. As of December 31, 2021, the Partnership had claimed and received payments of $1.2 million (net of deductible amounts) for hull and machinery recoveries.

19) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except per unit data)	2021	2020	2019
Net income	$53,876	$65,225	$58,957
Less: Series A Preferred unitholders’ interest in net income	6,900	7,200	7,200
Net income attributable to the unitholders of KNOT Offshore Partners LP	46,976	58,025	51,757
Less: Distributions (2)	72,520	72,136	72,136
Under (over) distributed earnings	(25,544)	(14,111)	(20,379)
Under (over) distributed earnings attributable to:
Common unitholders (3)	(24,927)	(13,851)	(20,003)
Class B unitholders	(147)	—	—
General Partner	(470)	(261)	(376)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	33,050	32,694	32,694
Class B unitholders	195	—	—
General Partner	623	615	615
Weighted average units outstanding (diluted) (in thousands):
Common unitholders (4)	37,064	32,694	32,694
Class B unitholders	195	—	—
General Partner	623	615	615
Earnings per unit (basic)
Common unitholders	$1.38	$1.74	$1.55
Class B unitholders	2.62	—	—
General Partner	1.38	1.74	1.55
Earnings per unit (diluted):
Common unitholders (4)	$1.38	$1.74	$1.55
Class B unitholders	2.62	—	—
General Partner	1.38	1.74	1.55
Cash distributions declared and paid in the period per unit (5)	$2.08	$2.08	$2.08
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.52	$0.52	$0.52
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s partnership agreement (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the year ended December 31, 2021 of $2.1 million and for the years ended December 31, 2020 and 2019 of $2.8 million, respectively.
(3)	This includes the net income that was attributable to the IDR holder. The net income that was attributable to IDRs for the year ended December 31, 2021 was $2.1 million and for the years ended December 31, 2020 and 2019 was $2.8 million, respectively.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the years ended December 2021, 2021 and 2019 does not reflect any potential common units relating to the convertible preferred units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to December 31.

On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership's Series A Preferred Units, sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

The Series A Preferred Units rank senior to the common units and Class B Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the Board.

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units at the applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the "Issue Price") divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time until February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Series A Preferred Units will have the right to cause the Partnership to redeem the Series A Preferred Units on February 2, 2027 in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date) plus any accrued and unpaid distributions. In addition, subject to certain conditions, the Partnership has the right to convert the Series A Preferred Units into common units at the applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the outstanding Series A Preferred Units are convertible, based on the applicable conversion rate, is greater than 130% of the aggregate Issue Price of the outstanding Series A Preferred Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of the common units and Class B Units, except they do not have any right to nominate, appoint or elect any of the directors of the Board, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a "Trigger Event"). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, may replace one of the members of the Board appointed by the General Partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with the common units and Class B Units as a single class so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting.

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s IDRs in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). The IDR Exchange closed on September 10, 2021. The Class B Units are a new class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. After the payment of the Partnership’s quarterly cash distribution on November 10, 2021 with respect to the third quarter, 84,135 of the Class B Units converted to common units on a one-to-one basis.

After the payment of the Partnership’s quarterly cash distribution on February 10, 2022 with respect to the quarter ended December 31, 2021, 84,135 of the Class B Units converted to common units on a one-to-one basis.

As of December 31, 2021, 72.1% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,293,458 common units) and 27.7% of such units were held directly by KNOT (in the form of 9,324,715 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.83% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of December 31, 2021, KNOT also held 208,333 Series A Preferred Units and 588,945 Class B Units.

Earnings per unit—basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 588,945 Class B Units as of December 31, 2021. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

The General Partner’s, Class B unitholders’ and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for future capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

20) Unit Activity

The following table shows the movement in number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2019 until December 31, 2021:

				Series A
			General Partner	Convertible
(in units)	Common Units	Class B Units	Units	Preferred Units
December 31, 2020	32,694,094	—	615,117	3,750,000
May 27, 2021: Conversion of Series A Preferred Units	215,292	—	—	(208,334)
September 10, 2021: IDR elimination	673,080	673,080	—	—
September 10, 2021: Issue of General Partner Units	—	—	25,161	—
October 25, 2021: ATM program issue of common units	10,902	—	—	—
October 26, 2021: ATM program issue of common units	31,038	—	—	—
November 10, 2021: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
December 31, 2021	33,708,541	588,945	640,278	3,541,666

On May 27, 2021 Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Preferred Units sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a Series A conversion rate of 1.0334.

On September 7, 2021, the Partnership entered into an exchange agreement with KNOT and the Partnership’s general partner whereby KNOT contributed to the Partnership all of KNOT’s IDRs, in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. The IDR Exchange closed on September 10, 2021.

On September 10, 2021, the Partnership’s general partner contributed $0.45 million to the Partnership in exchange for the issuance of 25,161 general partner units in order to maintain its 1.83% general partner interest in the Partnership in connection with the IDR Exchange.

In October 2021, the Partnership sold 41,940 common units under the ATM Program at an average gross sales price of $20.06 per unit and received net proceeds, after sale commissions, of $0.83 million. The Partnership paid an aggregate of $0.01 million in sales commissions to the Agent in connection with such sales.

On November 10, 2021, 84,135 Class B units were converted to common units on a one-to-one basis pursuant to the Partnership’s partnership agreement.

21) Impairment of Long-Lived Assets

The carrying value of the Partnership’s fleet is regularly assessed as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. The Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the global oil and maritime transportation industries.

This exercise in the second quarter of 2021 resulted in an impairment in respect of the Windsor Knutsen principally as a result of the vessel’s high carrying value which in turn arose due to the cost of both the purchase and the conversion of the vessel to a shuttle tanker from a conventional tanker. The carrying value of the Windsor Knutsen was written down to its estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels and discount rates. The Partnership’s consolidated statement of operations for the year ended December 31, 2021 includes a $29.4 million impairment charge related to this vessel. The impairment of the Windsor Knutsen is included in the Partnership’s only segment, the shuttle tanker segment.

22) Acquisitions

During the year ended December 31, 2020, the Partnership acquired from KNOT equity interests in one subsidiary which owns and operates the Tove Knutsen.

Tove Knutsen

On December 31, 2020, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 34 AS (“KNOT 34”), the company that owns and operates the Tove Knutsen. The purchase price for the vessel was $117.8 million, less $93.1 million of outstanding indebtedness, plus approximately $0.8 million for certain capitalized fees related to the financing of the vessel and minus other purchase price adjustments of $3.6 million.

The board of directors of the Partnership and the Conflicts Committee approved the purchase price for the transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction. The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.1 million as of December 31, 2020 were expensed as incurred under general and administrative expenses. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The details of the transaction are as follows:

Final
Tove Knutsen
December 31,
(U.S. Dollars in thousands)	2020
Purchase consideration (1)	$21,898
Less: Fair value of net assets acquired:
Vessels and equipment (2)	117,978
Cash	804
Inventories	136
Derivatives assets (liabilities)	(3,537)
Others current assets	270
Amounts due from related parties	—
Long-term debt	(93,139)
Long-term debt from related parties	—
Deferred debt issuance costs	769
Trade accounts payable	(430)
Accrued expenses	(622)
Amounts due to related parties	(331)
Total purchase consideration	21,898
Difference between the purchase price and fair value of net assets acquired	$—
(1)	The purchase consideration comprises the following:

Final
Tove Knutsen
December 31,
(U.S. Dollars in thousands)	2020
Cash consideration paid to KNOT (from KNOP)	$25,430
Purchase price adjustments	(3,596)
Acquisition-related costs	64
Purchase price	$21,898
(2)	Vessel and equipment includes allocation to dry docking (in thousands) of $3,040.

23) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through March 17, 2022, the date at which the audited consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On February 10, 2022, the Partnership paid a quarterly cash distribution of $0.52 per common unit and Class B unit with respect to the quarter ended December 31, 2021 to all common and Class B unitholders of record on January 28, 2022. On February 10, 2022, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2021 in an aggregate amount equal to $1.7 million.

After the payment of the Partnership’s quarterly cash distribution with respect to the quarter ended December 31, 2021, 84,135 of the Class B Units converted to common units on a one-to-one basis.

The Tordis Knutsen was redelivered from the charterer on November 26, 2021, and thereafter started on her mobilization trip to Europe for her planned 5-year special survey drydocking, The vessel completed this work and on February 23, 2022 the vessel commenced a new time charter contract with Petrobras for a fixed period of five months with an option for the charterer to extend the charter by one month

The Anna Knutsen was redelivered from the charterer on February 14, 2022 and started on its mobilization trip to Europe in order to complete her planned 5-year special survey drydocking. On February 11, 2022, the Partnership agreed on the commercial terms for a new time charter contract for the Anna Knutsen with a major oil company to commence in the second quarter of 2022 for a fixed period, at the charterer’s option, of either (a) one year, with options for the charterer to extend the time charter by up to four further one-year periods, or (b) two years, with options for the charterer to extend the time charter by up to three further one-year periods.

The Vigdis Knutsen was redelivered by the charterer on March 5, 2022 and started her mobilization trip to Europe for her planned 5-year special survey drydocking.

Although the Partnership has not experienced any direct impacts on its business from the Russian invasion of Ukraine, some of its vessels’ crew members are Russian or Ukrainian nationals. The Partnership continues to monitor this situation closely, and is mindful that there may be restrictions or logistical challenges in employing both nationalities in the near future. The invasion may also lead to further regional and international conflicts or armed action and it is possible that such conflicts could disrupt supply chains and cause instability in the global economy.