Form 20-F
period 2022-12-31
KNOT Offshore Partners LP
filed 2023-03-30
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

34,045,081 common units representing limited partner interests

3,541,666 Series A Convertible Preferred Units

252,405 Class B Units

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2022 (this “Annual Report”) contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	the ability of Knutsen NYK Offshore Tankers AS (“KNOT”) and KNOT Offshore Partners LP (“KNOT Offshore Partners”) to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units representing limited partner interests (“Class B Units”) and Series A Convertible Preferred Units (“Series A Preferred Units”), the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners' insurance policies;
●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	termination dates and extensions of charters;
●	the impact of the Russian war with Ukraine;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners' business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;

●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market; and
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

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

PART I

Unless the context otherwise requires, references herein to “KNOT Offshore Partners,” “we,” “our,” “us” and “the Partnership” or similar terms refer to KNOT Offshore Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all such entities. References to “KNOT” refer, depending on the context, to Knutsen NYK Offshore Tankers AS and to any one or more of its direct and indirect subsidiaries. References to “KNOT Management” refer to KNOT Management AS, the entity that provides us with crew, technical and commercial management services. References to “KNOT Management Denmark” refer to KNOT Management Denmark AS, a 100% owned subsidiary of KNOT which also provides us with management services. References to “our general partner” refer to KNOT Offshore Partners GP LLC, the general partner of the Partnership. References to “KNOT UK” refer to KNOT Offshore Partners UK LLC, a wholly owned subsidiary of the Partnership. References to “TSSI” refer to TS Shipping Invest AS, and references to “NYK Europe” refer to NYK Holding (Europe) B.V, each of which holds a 50% interest in KNOT. References to “NYK” are to Nippon Yusen Kabushiki Kaisha. References to “KOAS UK” refer to Knutsen OAS (UK) Ltd., a wholly owned subsidiary of TSSI. References to “KOAS” refer to Knutsen OAS Shipping AS, a wholly owned subsidiary of TSSI.

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

D. Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common units. These material risks include, but are not limited to, those relating to:

●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to continue to pay distributions on our common units.
●	The reduction in our quarterly cash distribution to $0.026 per common unit may impact our ability to raise capital.
●	Our cash distribution policy may adversely affect our ability to grow and to meet our financial needs.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may result in less cash available to unitholders.
●	The required drydocking of our vessels could be more expensive and time consuming than we anticipate.
●	We may be unable to re-charter our vessels upon termination or expiration of their existing charters.
●	If capital expenditures are financed through cash from operations or by issuing securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders may be diluted.
●	Our debt levels may limit our flexibility in obtaining additional financing, refinancing our credit facilities upon maturity, pursuing other business opportunities or paying distributions.
●	Our financing agreements contain operating and financial restrictions.
●	Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.
●	We may fail to consummate or integrate acquisitions in a timely and cost-effective manner.
●	Our charters are subject to early termination under certain circumstances.
●	We may experience operational problems with vessels that reduce revenue and increase costs.
●	We currently derive all of our time charter and bareboat revenues from nine customers.
●	We depend on subsidiaries of KNOT to assist us in operating our businesses and chartering certain of our vessels.
●	Our growth depends on continued growth in demand for shuttle tanker transportation services.
●	Persistent low oil prices may adversely affect our growth prospects and results of operations.
●	Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.
●	Adverse conditions in the global economy or financial markets may impair our customers’ and suppliers’ ability to pay for our services.
●	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.
●	An increase in the global supply of shuttle tanker capacity without a commensurate increase in demand may have an adverse effect on hire rates and the values of our vessels.
●	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
●	The value of our vessels may decline, which could adversely affect our operating results.
●	Climate change concerns and greenhouse gas restrictions may adversely impact our operations and markets.
●	Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation.
●	Our international operations expose us to political, governmental and economic instability.
●	Marine transportation is inherently risky, particularly in the extreme conditions in which our vessels operate. We could experience an incident involving loss of product or environmental contamination.
●	Our insurance may not be sufficient to cover losses.
●	Acts of piracy on ocean-going vessels may affect us.
●	Vessels transporting oil are subject to substantial environmental and other regulations.
●	We are exposed to currency exchange rate fluctuations.
●	Many seafaring employees are covered by collective bargaining agreements.
●	KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.
●	The COVID-19 pandemic continues to affect the global economy and energy demand and may adversely affect our business.
●	Maritime claimants could arrest our vessels, which could interrupt our cash flow.
●	Lack of diversification and adverse developments in the shuttle tanker market or the conventional oil tanker market would negatively impact our results.
●	If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action.
●	We could fail to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation.

●	A cyber-attack could materially disrupt our business.
●	Our business is subject to complex and evolving laws, directives and regulations regarding privacy and data protection.
●	KNOT and its affiliates may compete with us.
●	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units or Class B Units.
●	KNOT and its affiliates own a substantial interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders.
●	Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by them.
●	Fees and cost reimbursements, which affiliates of KNOT determine for services provided to us and our subsidiaries, are substantial and payable regardless of our profitability.
●	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our management or our general partner without KNOT’s consent.
●	The control of our general partner may be transferred to a third party without unitholder consent.
●	Substantial future sales of our common units or the issuance of additional preferred units could cause the price of our common units to fall.
●	Our common units are subordinated to our existing and future indebtedness and Series A Preferred Units.
●	We may issue additional equity securities without the approval of our unitholders.
●	A substantial number of our common units may be issued upon conversion of our Series A Preferred Units or Class B Units or as redemption payments in respect of our Series A Preferred Units.
●	Our Series A Preferred Units have rights, preferences and privileges not held by common unitholders.
●	Our general partner’s limited call right may require our unitholders to sell their common units.
●	Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	We can borrow money to pay distributions.
●	Increases in interest rates may cause the market price of our common units to decline.
●	We are exposed to market risks relating to the phase-out of the London Interbank Offered Rate (“LIBOR”).
●	We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.
●	Unitholders may have liability to repay distributions.
●	The Marshall Islands does not have a well-developed body of partnership law.
●	Our operations are subject to economic substance requirements.
●	It may be difficult to serve us with legal process or enforce judgments against us.
●	Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings unless otherwise provided for under the laws of the Marshall Islands.
●	We are subject to taxes, which reduces our cash available for distribution to our unitholders.
●	A change in tax laws in any country in which we operate could adversely affect us.
●	U.S. tax authorities could treat us as a “passive foreign investment company.”
●	We may have to pay tax on U.S. source income, which would reduce our cash flow.
●	Our unitholders may be subject to income tax in one or more non-U.S. jurisdictions if, under the laws of any such jurisdiction, we are considered to be carrying on business there.

In addition, risks not presently known to us or risks that we currently deem immaterial could materially and adversely affect our business, financial condition, results of operations and the trading price of our common units.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to continue to pay distributions on our common units or Series A Preferred Units.

We may not have sufficient cash from operations to continue to pay distributions on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of March 30, 2023, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit for the fourth quarter of 2022. Cash flows from operations may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

●	the charter rates we obtain from our customers and the utilization of our fleet;
●	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;
●	the level of our operating costs, such as the cost of crews and insurance;
●	currency exchange rate fluctuations and inflationary pressure;
●	the supply of shuttle tankers;
●	the demand for shuttle tankers;
●	the price and level of production of, and demand for, crude oil;
●	prevailing global and regional economic and political conditions;
●	changes in local income tax rates; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we have available for distribution depends on other factors, including:

●	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;
●	the level of debt we will incur to maintain existing vessels or fund future acquisitions and the interest rate we will pay on that debt;
●	fluctuations in our working capital needs;
●	our ability to make, and the level of, working capital borrowings; and
●	the amount of any cash reserves, including reserves for future capital expenditures, working capital and other matters, established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which is affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

On January 11, 2023, we reduced our quarterly common unit distribution rate to $0.026 per unit. Future distributions may remain at this level for an indefinite period or be eliminated entirely, which could impact our ability to raise capital.

Starting with the fourth quarter of 2022, we reduced our quarterly cash distribution to our common units to $0.026 per unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels and strengthen our balance sheet. This reduction could have a negative impact on our unit price. Any negative impact on our unit price could ultimately impact our ability to raise capital.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to pay the distribution on our Series A Preferred Units, which rank senior to our common units, and then to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

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

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter. The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution. The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-

hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution to unitholders could be adversely affected. In 2022, we experienced a total of approximately 387 offhire days due to the scheduled drydocking of six of our vessels. In 2023, we anticipate we will incur at least 156 offhire days as a result of the scheduled drydocking of five additional vessels.

We may be unable to charter our vessels or re-charter our vessels upon termination or expiration of their existing charters.

We are dependent upon charters for our vessels to generate revenues and we may be adversely affected if we fail to charter our vessels, fail to renew or are unsuccessful in winning new charters, or if our existing charters are terminated. Our ability to charter our vessels and the rates payable under our charters depends upon, among other things, the state of the shuttle tanker market. For example, an oversupply of shuttle tankers can reduce the charter rates that we can receive. On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit due in part to our inability to secure additional charter coverage for certain of our vessels at an acceptable rate. As of March 30, 2023, our vessels Bodil Knutsen, Hilda Knutsen and Torill Knutsen are currently on hire to an affiliate of KNOT at a reduced rate and up to five vessels (including Hilda Knutsen and Torill Knutsen) have charters that expire in or at the end of 2023 and which currently have no firm charters beyond that time. A failure to charter our vessels, a termination or renegotiation of our existing charters or a failure to secure new employment at the expiration of our current charters may have a negative effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

If capital expenditures are financed through cash from operations or by issuing securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders may be diluted.

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

Our debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities or paying distributions.

As of December 31, 2022, we had consolidated debt of approximately $1,062.6 million, all of our revolving credit facilities had been fully drawn and we have no ability to incur additional debt under our credit facilities. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under future credit facilities. Furthermore, our $320 million senior secured credit facility and $55 million revolving credit facility secured by the Windsor Knutsen, Bodil Knutsen, Fortaleza Knutsen, Recife Knutsen, Carmen Knutsen and Ingrid Knutsen mature in September 2023 and our $172.5 million senior secured loan facility secured by the Dan Cisne and Dan Sabia matures in September 2023 and January 2024. Finally, our two $25 million unsecured revolving credit facilities mature in August 2023 and November 2023. Although we have commenced discussions with our lending group and other institutions and advisors concerning the refinancing of these credit facilities, no assurance can be given that such refinancing will be available on acceptable and similar terms. Global credit markets have been distressed recently and the related uncertainty in the financial services sector as well as certain lenders exiting the shipping sector could result in reduced access to credit. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

●	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;
●	we will need a substantial portion of our cash flows to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

●	our debt level may make us more vulnerable than competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;
●	our debt level may limit our flexibility in responding to changing business and economic conditions; and
●	if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.

Our ability to service or refinance our debt depends upon, among other things, our current and future financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service or refinance our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

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

As of March 30, 2023, our fleet consists of eighteen shuttle tankers. If our vessels are unable to generate revenues as a result of the expiration or termination of their charters or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

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

We currently derive all of our time charter and bareboat revenues from nine customers. For the year ended December 31, 2022, Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), Eni Trading and Shipping S.p.A. (“Eni”), Repsol Sinopec Brasil, S.A. (“Repsol”), Galp Sinopec Brazil Services B.V (“Galp”) and Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), accounted for approximately 17%, 14%, 14%, 6% and 5%, respectively, of our revenues.

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

We depend on subsidiaries of KNOT and its affiliates to assist us in operating our businesses and competing in our markets and chartering certain of our vessels.

We and our operating subsidiaries have entered into various services agreements with certain subsidiaries and affiliates of KNOT, including KNOT Management, KOAS and KOAS UK. Under these agreements these entities provide us with certain administrative, financial and other services. Our operating subsidiaries are provided with substantially all of their crew, technical and commercial management services (including vessel maintenance, periodic drydocking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and technical services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by affiliates of KNOT. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

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

Furthermore, subsidiaries of KNOT currently charter three of our vessels. In 2022, subsidiaries of KNOT accounted for $14.5 million of our time charter revenues. If KNOT is unable to satisfy its obligations to us under such charters, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our growth will primarily depend on continued growth in demand for shuttle tanker transportation services.

Our growth will primarily depend on continued growth in the demand for shuttle tanker transportation services. Factors beyond our control that affect the offshore oil transportation industry may have a significant impact on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Fluctuations in the hire rate we can charge our customers result from changes in the supply of carrying capacity, production volumes of oil in the areas in which we operate and demand for the crude oil carried. If a sustained period of reduced demand for oil transportation services were to occur it would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. The factors affecting supply and demand for shuttle tankers and supply and demand for crude oil transported by shuttle tankers are largely outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence the demand for shuttle tanker capacity include, but are not limited to:

●	changes in the actual or projected price of oil, which could impact the exploration for or development of new offshore oil fields or the production of oil at certain fields we service;
●	delayed production start on offshore fields under development or unscheduled maintenance of existing fields;
●	levels of demand for and production of oil, which, among other things, is affected by competition from alternative sources of energy, climate change regulations and policies, other factors making consumption of oil more or less attractive or energy conservation measures;
●	changes in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline or other transfer systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
●	changes in laws and regulations affecting the shuttle tanker industry;
●	global and regional economic and political conditions, particularly in oil-consuming regions, as well as environmental concerns and regulations, which could impact the supply of oil and gas as well as the demand for various types of vessels; and
●	changes in trading patterns, including changes in the distances that cargoes are transported and charter rates in the general tanker market.

The factors that influence the supply of shuttle tanker capacity include, but are not limited to:

●	the number of deliveries of new vessels under construction or on order and the price of those new vessels;
●	the scrapping rate of older vessels;
●	the availability of qualified and suitably experienced crew to operate vessels;
●	oil and gas company policy with respect to technical vessel requirements; and
●	the number of vessels that are off-hire.

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

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing crew and crew-related costs and through higher interest rates. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our operations. If inflation or other factors were to significantly increase, our operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations.

Increased inflation, including rising prices for items, such as raw materials, fuel, parts and components, freight, packaging, supplies, labor and energy increases the Partnership’s costs to provide services. The Partnership does not currently use financial derivatives to hedge against volatility in commodity prices. The Partnership uses market prices for materials, fuel, parts and components. Results of operations have been and, in the future, may be negatively affected if the Partnership is unable to mitigate the impact of these cost increases through contractual means and is unable to increase prices to sufficiently offset the effect of these cost increases.

Materials, components, and equipment essential to the Partnership’s operations are normally readily available, and shortages as a result of supply chain disruptions can adversely impact the Partnership’s operations, particularly where the Partnership has a limited number of suppliers. Many of the items essential to the Partnership’s business require the use of shipping services to transport them to the Partnership’s vessels or the applicable drydocking locations. Shipping delays or disruptions may result in operational slowdowns. These constraints could have a material adverse effect on the Partnership. In addition, price increases imposed by the Partnership’s vendors for materials and shipping services used in its business, and the inability to pass these increases through to its customers, could have a material adverse effect on the Partnership.

Throughout 2022, we experienced significant increases in the costs of fuel, logistics and crewing as a result of availability constraints, supply chain disruption, increased demand, labor shortages, inflation and other factors. Though we incorporated inflationary factors into our 2022 business plan, inflation outpaced those original assumptions and, while we have incorporated inflationary factors into our 2023 business plan, inflation may outpace those assumptions. These challenges are due in part to increased demand for oil and gas production driven by the continued economic recovery from the COVID-19 pandemic and more broadly, systemic underinvestment in global oil and gas development, together with general labor shortages. These supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflict between Russia and Ukraine. We continue to undertake actions and implement plans to strengthen our supply chain to address these pressures and protect the requisite access to commodities and services. Nevertheless, we expect for the foreseeable future to experience supply chain pressures and inflationary pressure on our cost structure. If we are unable to manage our global supply chain, it may impact our ability to hire and retain crew and procure materials and equipment in a timely and cost-effective manner, if at all, and, as a result, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions to our unitholders.

Adverse conditions in the global economy or financial markets may impair our customers’ and suppliers’ ability to pay for our services and could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers’ willingness and ability to fund operating and capital expenditures to provide crude oil shuttle tankers for new or expanding offshore projects. Existing and future adverse economic conditions, including low oil prices, may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. Particularly, an extended period of adverse development in the outlook for the North Sea or Brazil could reduce the overall demand for our vessels and have a negative impact on our customers. Potential developments, or market perceptions concerning these and related issues, could affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

Any regional or global financial or credit crisis or disruption may reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. Such deterioration could result in reduced demand for oil and natural gas, exploration and production activity and transportation of oil and natural gas that could lead to a decrease in the hire rate earned by our vessels and a decrease in new charter activity. In addition, any adverse development in the global financial markets or deterioration in economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all.

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

One of our principal objectives is to enter into additional long-term, fixed-rate charters. The process of obtaining new long-term charters is highly competitive, usually involving an intensive screening process and competitive bids. Shuttle tanker charters are awarded based upon a variety of factors relating to the vessel operator, including:

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

The supply of shuttle tankers in the industry is affected by, among other things, assessments of the demand for these vessels. Any over-estimation of demand for vessels may result in an excess supply of shuttle tankers. Pandemic and other related delays to the start-up of offshore oil production, particularly in the North Sea and in the Norwegian sector, created an oversupply of shuttle tanker capacity at a time when we have multiple vessels coming back into the market, and which situation has also restricted the rates that are achievable for charter opportunities. This situation may also, in the long term, result in lower hire rates and depress the values of our vessels. Under such circumstances, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected.

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

The value of our vessels may decline, which could adversely affect our operating results.

Vessel values for shuttle tankers can fluctuate substantially over time due to a number of different factors, including:

●	the cost of newbuildings;
●	prevailing economic conditions in oil, energy and conventional tanker shipping markets;

●	a substantial or extended decline in demand for oil;
●	increases in the supply of vessel capacity;
●	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and
●	a decrease in oil reserves in the fields and other fields in which our shuttle tankers might otherwise be deployed.

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

Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value in our financial statements, we may need to recognize a significant charge against our earnings. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life.

Climate change concerns and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”), the United Nations agency that regulates international shipping, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping. However, in 2018, the IMO adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st century (“IMO GHG Strategy”). In November 2020, the Marine Environment Protection Committee (“MEPC”) of the IMO agreed to draft amendments to Annex VI of the 1973 International Convention for the Prevention of Pollution from Ships (“MARPOL”) that would establish an enforceable regulatory framework to reduce greenhouse gas emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index, an operational Carbon Intensity Indicator and an enhanced Ship Energy Efficiency Management Plan to drive reductions in the carbon intensity. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The draft MARPOL Annex VI amendments were adopted at the June 2021 MEPC session and, the Energy Efficiency Existing Ship Index and Carbon Intensity Indicator measures entered into force on January 1, 2023. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

We cannot predict whether or to what extent damage that may be caused by natural events, such as hurricanes, monsoons and other severe or catastrophic storms, will cause damage to our vessels and disruption to our operations and cause other adverse financial and operational impacts, including impacts on our customers. In particular, if one of the regions in which our vessels are operating is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business.

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

Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation

Companies across all industries have been subject to increasing scrutiny relating to their Environmental, Social and Governance ("ESG") policies. The investment community, including investment advisors and certain sovereign wealth, pension and endowment funds are increasingly focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company's ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected. Further, in recent years some in the investment community have promoted the divestment of fossil fuel equities and pressured lenders to cease or limit funding to companies engaged in the fossil fuel industry. Such initiatives aimed at limiting climate change and decarbonization could ultimately interfere with our business activities and operations and our access to capital. In addition to such initiatives, ESG matters more generally have been the subject of increased focus by investors, investment funds and other market and industry participants, as well as certain regulators, including in the U.S. and the EU.

We publish an annual Environment, Social and Governance Report (“ESG Report”) compiled in accordance with the Norwegian Shipowners’ Association’s ESG reporting guidelines. Our disclosures on ESG matters, a failure to meet the goals we establish or evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact access to capital, customer or investor relationships, and employee retention. For example, some investors may use third-party benchmarks or scores to measure our ESG practices in making investment decisions and customers and suppliers may evaluate our ESG practices or require that we adopt certain ESG policies as a condition of awarding contracts. By electing to set and share publicly our corporate ESG standards, our business may also face increased scrutiny related to ESG activities. As ESG best-practices and reporting standards continue to develop, our costs related to ESG monitoring and reporting and complying with ESG initiatives may increase. In addition, it may be difficult or expensive for us to comply with any ESG-linked contracting policies adopted by customers and suppliers. Increased scrutiny from stakeholders and others regarding our ESG practices and reporting responsibilities (including our ESG Report) could result in additional costs or risks and adversely impact our business and reputation.

In addition, commitments made by us, or our customers, to reduce emissions, or decarbonize, may require us to upgrade or retrofit our vessels or operate them in a certain way. As a result, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. Market conditions may not justify these expenditures or enable us to operate our vessels profitably.

Our international operations expose us to political, governmental and economic instability, which could harm our operations.

Our operations are conducted in various countries, and they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We may derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. The Russian war with Ukraine, in addition to sanctions announced by President Biden and several European leaders against Russia and any forthcoming sanctions, may adversely impact our business. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and/or a termination of the charter and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

The Russian war with Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could further disrupt supply chains and cause instability in the global economy. Additionally, the war could result in the imposition of further economic sanctions by the United States, the European Union and other nations against Russia. While much uncertainty remains regarding the global impact of the war, it is possible that an expansion of the conflict to other areas could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we contract may be impacted by any such expansion of events in Russia and Ukraine, which could then adversely affect our operations.

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

In addition, we believe that the heightened environmental, safety and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain the required certificates for entry into the different ports where we operate and could also impact our ability to obtain insurance. We may incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

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

KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew, including due to disruptions caused by a pandemic or other transmissible disease.

Our success depends in large part on KNOT’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Furthermore, should there be a pandemic or an outbreak of a transmissible disease on board, adequate crewing my not be available to fulfill the obligations under our contracts. In such a situation we could face (i) difficulty in finding healthy qualified replacement officers and crew; (ii) local or international transport or quarantine restrictions limiting the ability to transfer infected crew members off the vessel or bring new crew on board; or (iii) restrictions in availability of supplies needed on board due to disruptions to third-party suppliers or transportation alternatives. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

The COVID-19 pandemic continues to affect the global economy and energy demand and may adversely affect our business.

The outbreak and repercussions from the COVID-19 pandemic continues to affect global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers.

Although there has been much progress in vaccinations and global economies appear to be recovering, potential impacts on the Partnership’s business, financial condition and results of operations remain, together with uncertainty in a number of areas of the Partnership’s business, including operational, commercial and financial activities.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus could lead to further operational impacts that could result in higher costs. It is possible that a further outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue.  Any outbreak of COVID-19 on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts, which in turn could result in off-hire or claims for the impacted period.

Announced delays in new capital expenditure by many oil majors in 2020 and 2021 had a negative impact on the demand for shuttle tankers. This affected the timing and number of new, offshore projects and overall oil production profiles in the short-term, which impacted the demand and pricing for shuttle tankers. If this situation persists, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years.

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

COVID-19 has also had a sustained impact on global capital markets. In these current market conditions, issuing new common equity remains a less viable and more expensive option for accessing liquidity. Approximately $280.9 million of the Partnership’s debt is due to be refinanced in the next twelve months. Although the Partnership expects to refinance its debt that falls due in 2023 as it matures, it may be unable to do so on satisfactory terms or on a timely basis. In such event, the Partnership may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

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

Although our vessels are also able to operate as conventional oil tankers, we are focused on using them as dynamic positioning shuttle tankers. Due to challenges in the North Sea shuttle tanker market, we have recently considered opportunities for our North Sea-based vessels in the conventional tanker market as a potential alternate source of income and employment. However, in practice, the all-in returns from conventional tanker employment may be insufficient once utilization and fuel costs are considered. Due to our lack of diversification, adverse developments in the shuttle tanker market and/or the conventional oil tanker market would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. For example, sanctions announced by President Biden and several European nations against Russia and any forthcoming sanctions may adversely impact our business. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. For example, Norway, the EU and the United Kingdom have expanded restrictive measures against Russia and certain Russian businesses and individuals. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., Norway, the United Kingdom, the United Nations and EU countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

The Russian war with Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect the Partnership’s operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

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

As of March 30, 2023, KNOT owned 28.4% of our common units and all of our Class B Units, and owned and controlled our general partner, which owns a 1.83% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

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

Pursuant to technical management agreements, our subsidiaries that own vessels operating under time charters pay fees for services provided to them by KNOT Management and reimburse KNOT Management for all expenses incurred on their behalf. These fees and expenses include all costs and expenses incurred in providing the crew, technical and commercial management of the vessels in our fleet to our subsidiaries. Additionally, our subsidiaries that own vessels operating under bareboat charters have entered into management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

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

Substantial future sales of our common units or the issuance of additional preferred units could cause the price of our common units to fall.

The market price of our common units could decline due to sales of a large number of units, or the issuance of debt securities or warrants, in the market, or the perception that these sales could occur. These sales could also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common units.

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 30, 2023, KNOT and our general partner owned 28.6% of the common units and all of the Class B Units. We have also entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we filed a registration statement to register resales of the common units underlying the Series A Preferred Units. Following their sale, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

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

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units at the then applicable conversion rate. In addition, we may redeem the Series A Preferred Units at any time before February 2, 2027 at the redemption price applicable on any such redemption date, provided, however, that upon notice from us to the holders of Series A Preferred Units of our intention to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the then applicable conversion rate. In addition, subject to certain conditions, we may convert the Series A Preferred Units into common units at the then applicable conversion rate. Upon a change of control of the Partnership, the holders of Series A Preferred Units may require us to redeem the Series A Preferred Units, in cash, at 100% of the Issue Price. Further, the holders of Series A Preferred Units may cause us to redeem the Series A Preferred Units on February 2, 2027 in, at our option, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price. The value (and, therefore, the number) of the common units to be delivered pursuant thereto will be determined based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of our common units as reported on the NYSE for the 30-trading day period ending on the fifth trading day immediately prior to the redemption date.

The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. As of March 30, 2023 a total of 420,675 of the Class B Units had converted to common units on a one-to-one basis.

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

As of March 30, 2023, KNOT and our general partner owned 29.2% of our common units and Class B Units.

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

We are exposed to a market risk relating to increases in interest rates because the amounts borrowed under our existing loan and credit facilities bear interest at rates based on LIBOR. The publication of LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced that the publication of all other LIBOR tenors will cease on June 30, 2023. Significant increases in LIBOR or uncertainty surrounding its phase out after June 30, 2023 could adversely affect our business, financial condition, operating results and cash flows. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition. We use interest rate swaps to reduce our exposure to interest rate risk and hedge a portion of our outstanding indebtedness. There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

Although we intend to agree an alternative, market acceptable, basis with the lenders under our credit facilities, and with the counterparties under our derivative instruments, to replace the applicable LIBOR rates with rates based on the Secured Overnight Financing Rate (“SOFR”) or another alternative reference rate , there can be no assurance that we will be able to reach agreement on favorable terms or at all. We have an engagement plan, and we are actively engaging with our counterparties to reach agreement on an alternative basis. Any agreement on an alternative benchmark rate may however negatively impact the value of our credit facilities or derivative instruments, may expose us to additional financial, tax, legal, operational or other costs, or expose us to additional interest rate-related risks, such as different alternative reference rates.

We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The volatility in energy prices over the past few years has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs.

The volatility in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets. A number of MLPs, including us and certain other maritime MLPs, have reduced or eliminated their distributions to unitholders.

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

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. For non-resident limited partnerships such as ours, the Marshall Islands Act also provides that it is to be applied and construed to make it, with respect to the subject matter thereof, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the High and Supreme Courts of the Marshall Islands, the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

Because we and KNOT UK are Marshall Islands entities, our operations are subject to economic substance requirements, which could harm our business.

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. On February 14, 2023, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements. The Marshall Islands has stated that it is of the opinion that it has met its commitments to the Council’s code of conduct group thus far, and the Marshall

Islands has confirmed it will continue to work closely with the EU and the Council’s code of conduct group to address any technical concerns of the EU member states. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, and non-deductibility of costs, and although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands limited partnership and KNOT UK is a Marshall Islands limited liability company. The Marshall Islands has enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that are not otherwise tax resident outside of the Marshall Islands that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. Based on our current business activities, we believe that we and KNOT UK are not required to comply with this economic substance test.

In addition, certain jurisdictions have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. If we fail to comply with our obligations under any such laws and regulations, including the Marshall Islands regulations, we could be subject to financial penalties and disclosure of information to foreign tax officials, or could be struck from the register of companies. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know how long the Marshall Islands will remain on the non-cooperative list; what actions the Marshall Islands may take, if any, to remove itself from the list; how quickly the EU would react to any changes in legislation of the Marshall Islands; or how EU banks or other counterparties will react while we or KNOT UK remain as entities organized and existing under the laws of the Marshall Islands. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

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

We conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including Norway and the United Kingdom, that our activities or the activities of our subsidiaries may rise to the level of a taxable presence that is attributed to our unitholders for tax purposes. We obtained confirmation from the United Kingdom HM Revenue & Customs that unitholders should not be treated as trading in the United Kingdom merely by virtue of their ownership of our common units. If our unitholders are attributed such a taxable presence in a jurisdiction, our unitholders may be required to file a tax return with, and to pay tax in, that jurisdiction based on our unitholders’ allocable share of any identifiable taxable income. In addition, we may be required to obtain information from our unitholders in the event a tax authority (including in the United Kingdom) requires such information to submit a tax return. We may be required to reduce distributions to our unitholders on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to our unitholders. The United States generally will not allow a tax credit for any foreign income taxes that our unitholders directly or indirectly incur by virtue of an investment in us.

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

On July 1, 2022, we acquired KNOT Shuttle Tankers 35 AS, the company that owns the shuttle tanker, the Synnøve Knutsen, from KNOT.

For more information regarding recent developments, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2022 and Early 2023.”

As of March 30, 2023, we had a fleet of eighteen shuttle tankers.

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

We have incurred capital expenditures, primarily on drydocks for our vessels, in the years ended December 31, 2020, 2021 and 2022 of $2.7 million, $4.2 million and $17.6 million, respectively. As of March 30, 2023, there are no principal capital expenditures currently in progress.

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

B. Business Overview

General

We were formed to own and operate shuttle tankers, initially and wherever possible, under long-term charters. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit to our unitholders. Where possible, our further objective is to grow our business through accretive acquisitions of shuttle tankers and by chartering those vessels pursuant to profitable charters with high quality customers. The vessels in our current fleet are chartered to Equinor, Transpetro, Repsol, Shell, Galp, Altera, China Offshore Oil (Singapore), International Pte. Ltd., TotalEnergies and KNOT, and our charters have an average remaining term excluding options of 1.9 years as of December 31, 2022 and 2.3 years excluding options but including contracts and extensions signed after December 31, 2022 but before March 30, 2023.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of March 30, 2023, KNOT and our general partner owned our general partner interest, all our Class B Units and 28.6% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

Business Strategies

Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit to our unitholders by executing the following strategies:

●	Manage our fleet and deepen our customer relationships to continue to provide a stable base of cash flows. We target stable cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. KNOT charters its current fleet to a number of the world’s leading energy companies. We believe the close relationships that KNOT has with these companies will

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

Shuttle tankers are often described as “floating pipelines,” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor. Shuttle tankers are typically purpose-built but can be converted from existing conventional oil tankers after a substantial upgrade and investment in equipment.

The advantages of shuttle tankers as compared to pipelines include:

●	the use of shuttle tankers is a more flexible option than pipelines for the transportation of oil from the oil field to onshore terminals and provides destination flexibility for customers;
●	shuttle tankers provide a more flexible solution to changing production profiles and abandonment as a pipeline has a fixed capacity, whereas shuttle tanker capacity may be adjusted through frequency of calls or number of vessels serving a field;
●	shuttle tanker operators may provide back-up capacity during times when existing transportation infrastructure is closed for maintenance or otherwise unavailable, which would enable uninterrupted production;
●	shuttle tankers typically require less significant up-front investment than pipelines; and
●	shuttle tankers provide customers the benefit of purchasing unblended crude qualities, whereas pipelines usually provide a blend of different crude qualities as several oilfields may be connected to the same pipeline. A shuttle tanker may load at several fields during one single voyage, but oil from different fields may be kept separated in different compartments onboard.

Shuttle tankers primarily differ from conventional oil tankers based on two significant features. First, shuttle tankers are fitted with dynamic position-keeping equipment enabling them to remain in a position without the assistance of tugs or mooring to installations. Second, shuttle tankers are equipped with bow-loading equipment and, in some cases, also fitted with equipment for submerged turret loading. Conventional oil tankers load from an offshore field installation usually through a taut hawser (mooring line onboard the discharging unit) operation and/or with tug assistance. In certain cases, dedicated shuttle tanker newbuilds are required to service the specific requirements of oil fields and installations.

Our Fleet

The following table provides information about the eighteen shuttle tankers in our fleet as of March 30, 2023:

			Current
	Capacity		Operating	Charter
Shuttle Tanker	(dwt)	Built	Region	Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2026	(1)
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023	(2)
Bodil Knutsen	157,644	2011	Brazil	Time Charter	Knutsen Shuttle Tankers Pool AS	2023	(3)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	Shell	2024	(4)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2024	(5)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	Knutsen Shuttle Tankers Pool AS	2023	(6)
Torill Knutsen	123,000	2013	North Sea	Time Charter	Knutsen Shuttle Tankers Pool AS	2023	(7)
Dan Cisne	59,000	2011	Brazil	Bareboat charter	Transpetro	2023	(8)
Dan Sabia	59,000	2012	Brazil	Bareboat charter	Transpetro	2024	(8)
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	Altera	2024	(9)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2025	(10)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	TotalEnergies	2023	(11)
Vigdis Knutsen	156,000	2017	Brazil	Time Charter	China Offshore Oil (Singapore), International Pte. Ltd.	2023	(11)
Lena Knutsen	156,000	2017	Brazil	Time Charter	TotalEnergies	2023	(11)
Brasil Knutsen	154,000	2013	Brazil	Time Charter	Galp	2023	(12)
Anna Knutsen	152,000	2017	Brazil	Time Charter	TotalEnergies	2024	(13)
Tove Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(14)
Synnøve Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(15)

(1)	The current bareboat charter of the Fortaleza Knutsen expires in March 2023. A new three-year time charter was signed on March 28, 2023 and commenced on March 30, 2023.
(2)	The current bareboat charter of the Recife Knutsen expires in August 2023. A new three-year time charter is expected to be signed in April 2023 and commence in August 2023.
(3)	The Bodil Knutsen is currently operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT. The time charter expires on or around December 31, 2023, or at such time as the vessel is to be delivered to Equinor, if earlier. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2023 or the first quarter of 2024 for an initial fixed period of two years, with options for the charterer to extend the charter, in either case, by two further one-year periods.
(4)	The Windsor Knutsen is currently operating under a time charter contract with Shell for a fixed period of one year with a charterer’s option to extend the charter by one further year. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods.
(5)	Customer has the option to extend the current charter of the Carmen Knutsen for up to two one-year periods.
(6)	The Hilda Knutsen is currently operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, which expires in January 2024 unless terminated by either party on giving not less than 30 days’ notice.
(7)	The Torill Knutsen is operating under a time charter contract with Knutsen Shuttle Tankers Pool AS that expires on or around December 31, 2023.
(8)	The Dan Cisne and Dan Sabia are currently operating on bareboat contracts with a subsidiary of Transpetro which expire in September 2023 and January 2024, respectively.

(9)	The Ingrid Knutsen is currently operating under a fixed ten-month time charter contract with Altera which commenced on March 2, 2023. The vessel has a time charter contract with Eni that will commence in January 2024 for a fixed period of three years, with Eni having options to extend the charter by up to three further years.
(10)	Customer has the option to extend the charter for the Raquel Knutsen for up to one three-year period and one two-year period.
(11)	The Tordis Knutsen is currently operating under a time charter with TotalEnergies that expires in June 2023, at which time the vessel is expected to be delivered to Shell to commence a three-year time charter contract. The Lena Knutsen is currently operating under a time charter with TotalEnergies that expires in August 2023, at which time the vessel is expected to be delivered to Shell to commence a three-year time charter contract. The Vigdis Knutsen is currently operating under a time charter with China Offshore Oil (Singapore), International Pte. Ltd. that expires in September 2023.
(12)	The Brasil Knutsen is operating under a time charter contract with Galp that expires on or around November 2023.
(13)	The Anna Knutsen is operating under a time charter contract with TotalEnergies that expires in April 2024, with TotalEnergies having options to extend the charter for up to one two-year period and one one-year period.
(14)	The Tove Knutsen is operating under a time charter contract with Equinor that expires in November 2027, with Equinor having options to extend the charter by up to thirteen further years.
(15)	The Synnøve Knutsen is operating under a time charter contract with Equinor that expires in February 2027, with Equinor having options to extend the charter by up to fifteen further years.

Customers

For the year ended December 31, 2022, Transpetro, Eni, Repsol, Galp, and Shell accounted for approximately 17%, 14%, 14%, 6% and 5%, respectively, of our revenues. Equinor, Vår, TotalEnergi, PetroChina, China Offshore Oil (Singapore), International Pte. Ltd. Petrobras and KNOT accounted for our remaining revenues.

Charters

We generate revenues by charging customers for the hire of our vessels and for services related to the loading, transportation, discharge and storage of their crude oil using the vessels in our fleet. We mainly provide all of these services under time charters and bareboat charters, however, some of our vessels operated on spot voyages in 2022.

As of March 30, 2023, fifteen of our shuttle tankers are chartered under time charters and three of our shuttle tankers are chartered under bareboat charters.

A time charter is a contract for the use of a specified vessel for a fixed period of time at a specified daily rate. Under time charters, the shipowner is responsible for providing crewing and other vessel operating services, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. A bareboat charter is a contract for the use of a specified vessel for a fixed period of time at a specified daily or annual rate. Under bareboat charters, the shipowner is not responsible for providing crewing or other operational services, while the customer is responsible for all vessel operating expenses and voyage expenses. In addition, bareboat charters also provide that the shipowner is responsible for repairs or renewals occasioned by latent defects in the vessel existing at the time of delivery, provided such defects have manifested themselves within 18 months after delivery. However, under bareboat charters, the customer is responsible for ordinary repair and maintenance, including drydocking. A spot charter or single voyage charter is a contract whereby the charterer is entitled to use the vessel to perform transportation services between specific geographical locations, typically at a pre-agreed freight rate.

Initial Term; Extensions

The initial term for a time charter or bareboat charter commences upon the vessel’s delivery to the customer. Our time charters often include options, exercisable by the customer, to extend the charter’s initial term. Under the time charters, the customer may also extend the term for periods in which the vessel is off-hire, as described below. Customers under each of our time charters and bareboat charters have rights to terminate the charter prior to expiration of the original or any extended term in specified circumstances (see also “—Termination” below).

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

The hire rate payable under spot charters is fixed in advance at a specified freight rate per ton, in U.S. Dollars. Under a spot charter agreement, voyage expenses are paid by the Partnership as owner of the vessel.

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

Ship Management and Maintenance

Under our time charters, the shipowner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. KNOT Management and KNOT Management Denmark provide these services to our subsidiaries for all our vessels under time charters. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.” Under our bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, as at December 31, 2022, Transpetro had elected to subcontract the technical operation and management of the Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne and the Dan Sabia to an affiliate of KNOT.

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

According to Fearnresearch, as of March 1, 2023, there were 75 vessels in the global shuttle tanker fleet plus 6 newbuilds on order. Together KNOT and KNOP are the largest owners of shuttle tankers with 27 shuttle tankers plus 2 newbuilds on order. Altera Shuttle Tankers L.L.C. (formerly Teekay Offshore Partners L.P.) is the second largest owner in the shuttle tanker market with 20 shuttle tankers and no new vessels on order. American Eagle Tankers (AET) is the third largest owner of shuttle tankers with 17 vessels and no new vessels on order. Petrobras, which does not own vessels, employs a total of 22 shuttle tankers through long-term bareboat and time charters (and has agreements to charter 2 newbuilds on order). There are other shuttle tanker owners in the industry, but such owners have a limited fleet size and their vessels do not participate or compete in our markets.

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

International Maritime Organization

The IMO is the United Nations’ agency responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, a mid-deck design with double-side construction or another approved design ensuring the same level of protection against oil pollution. All of our tankers are of double-hull construction.

Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as updated by the 1992 Protocol (the “CLC”). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. IMO regulations also include SOLAS, including amendments to SOLAS implementing the International Security Code for Ports and Ships (the “ISPS”), the ISM Code and the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning systems, which apply to shuttle tankers. SOLAS provides rules for the construction of, and equipment required for, commercial vessels and includes regulations for safe operation. Flag states that have ratified the CLC generally utilize the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, and the ISPS, or the requirements for shuttle tankers under their flag regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard, the United Kingdom Maritime and Coastguard Agency and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S., the United Kingdom and EU ports.

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

The International Labour Organization (the “ILO”) is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (the “MLC 2006”) to improve safety onboard merchant vessels, which came into force of August 20, 2013. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. Each of the existing vessels in our fleet is currently MLC 2006-certified, and we expect to obtain MLC 2006 certificates for each newbuild upon delivery.

The IMO has adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and air pollution prevention certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. As of January 2, 2015, these limitations required that fuels of vessels in covered Emission Control Areas (“ECAs”), including the North Sea ECA and the Baltic Sea ECA, contain no more than 0.1% sulfur. For non-ECA areas, the capped sulfur limitations decreased progressively until they reached the global limit of 0.5% applicable on and after January 1, 2020 (generally referred to as IMO 2020). In December 2022, the IMO’s Marine Environment Protection Committee adopted amendments to MARPOL Annex VI establishing a Mediterranean ECA for sulfur the enters into force on May 1, 2024 with a 12-month grace period. As a result, effective May 1, 2025, fuels of vessels in the Mediterranean ECA will need to meet the more stringent 0.1% sulfur limit. MARPOL Annex VI also establishes three tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

In addition, there are several other regulatory requirements to use low sulfur fuel or restrict or regulate emissions from vessels. The EU Directive 33/2005 requiring the use of low sulfur fuel came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. As of January 1, 2014, the California Air Resources Board’s Ocean-Going Vessel Fuel (“OGV”) Regulation requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil. All of our vessels are able to comply with applicable low sulfur fuel requirements.

The IMO has negotiated international conventions that impose liability for oil pollution and other environmental harms in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (which began in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Brazil and Norway ratified the BWM Convention prior to its entry into force. The United Kingdom ratified the BMW Convention on May 26, 2022 and it entered into force in the United Kingdom on August 26, 2022. Although United States has not ratified the BWM Convention, it is implementing ballast water management requirements. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment were accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. We have installed ballast water treatment systems on all our vessels to comply with the requirements of the BWM Convention.

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

European Union and United Kingdom Environmental Regulation of Vessels

In waters of the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations adopting these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, support maritime safety and set out civil and criminal penalties that are being progressively incorporated into domestic legislation. For instance, the EU has adopted legislation (EU Directive 2009/16/EC) that: bans from EU waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards. EU Directive 2009/16/EC introduced a harmonized and coordinated regime for port state control inspections and an on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records. Like the IMO, the EU adopted regulations that phased out single-hull tankers. All of our tankers are double-hulled.

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

Although the EU regulations no longer directly applies in the United Kingdom as a consequence of Brexit, the “level playing field” provisions in the United Kingdom/EU Trade and Cooperation Agreement (“TCA”) cover requires “non regression” in the level of environmental protection by the United Kingdom from the harmonized standards that were in effect in the EU on December 31, 2020. This means that the United Kingdom should not attempt to undo these standards, but under the TCA harmonization of standards is not required on a going forward basis. The TCA also includes a commitment for the EU and the United Kingdom to cooperate on trade-related aspects of climate change and to work with the IMO to achieve greenhouse gas emission reductions and promote low carbon technologies and sustainable transport. The United Kingdom has taken measures to put environmental regulations in place that would affect the shipping industry. In July 2019, the Department of Transport and the Maritime and Coast Guard Agency published Maritime 2050, a plan for the transition to zero emissions from shipping by 2050. On September 30, 2021, the Department of Transport adopted regulations amending the Merchant Shipping (Prevention of Air Pollution from Ships) Regulations 2008 to implement air quality measures to control sulfur and nitrogen oxide (SOx and NOx) emissions from ships, including setting the maximum sulfur content of marine fuels used by ships at 0.5% and applying stricter NOx Tier III limit for new ships operating in the North Sea and English Channel. On February 7, 2022, the United Kingdom Department for Transport issued a call for feedback on the priorities to be addressed in its development of a long-term low carbon fuels strategy for the transport sector and is considering responses received in the drafting of a low carbon fuels strategy.

If more stringent requirements are put in effect in the future in the EU or the United Kingdom, they may require, individually or in the aggregate, significant expenditures and could increase our operating costs, potentially affecting financial performance.

North Sea Environmental Regulation of Vessels

Our shuttle tankers currently operate in the North Sea and Brazil.

In addition to the regulations imposed by the IMO those countries having jurisdiction over North Sea areas impose further regulatory requirements on operations in those areas, including Maritime and Coastguard Agency regulations in the United Kingdom and Norwegian Maritime Directorate regulations in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (“VOC”) control equipment, on most shuttle tankers serving the Norwegian continental shelf. The license holders of the oil field are responsible for the costs to ensure that shuttle tankers operating in the field are using appropriate VOC control equipment. In recent contracts, the charterers have requested owners to install such equipment against an increase in the hire rate. We have installed the VOC control equipment required to operate on the Norwegian continental shelf on each of the Fortaleza Knutsen, the Recife Knutsen, the Windsor Knutsen, the Hilda Knutsen, the Torill Knutsen and the Ingrid Knutsen. We have installed an advanced VOC recovery system on the Bodil Knutsen.

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

The VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (“NOIs”) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of

Performance (“NSPs”) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. VIDA requires EPA to develop NSPs for approximately 30 discharges by December 2020. The discharges to be covered are similar to those in 2013 VGP and the NSPs are generally required to be at least as stringent as the requirements of the 2013 VGP. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. Final regulations are expected in 2023. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new EPA NSPs and the corresponding U.S. Coast Guard implementation, compliance and enforcement regulations are in place. VIDA requires the corresponding U.S. Coast Guard regulations to be developed within two years following the adoption of the EPA NSPs.

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

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to Annex VI to MARPOL for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (“EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all ships. The regulations apply to all ships of 400 gross tonnage and above and entered into force on January 1, 2013. These rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI to MARPOL or vessels that call upon ports located within such countries. The IMO also adopted a mandatory data collection system requirement in October 2016 (“IMO DCS”) that requires ships of 5000 gross tonnage and above to record and report their fuel oil consumption, indirectly addressing carbon dioxide emissions data. The requirement was entered into force on March 1, 2018. These requirements could cause us to incur additional compliance costs.

The IMO is also taking steps toward the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee (“MEPC”) session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce GHG emissions from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out GHG emissions from vessels as soon as possible in the 21st Century. In June 2021, the MEPC adopted amendments to MARPOL Annex VI that enter into force on November 1, 2022 and establish an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator “CII”) and an enhanced SEEMP to drive reductions in the carbon intensity. A vessel’s attained EEXI will be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel is then required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. The requirements for EEXI and CII certification included in the MARPOL Annex VI amendments took effect January 1, 2023, which means the first annual reporting will be completed in 2023 and the first rating given in 2024. The MEPC regulatory approach is consistent with the IMO’s GHG strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008.

In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, from time to time climate change initiatives have been or are considered in the United States Congress and by individual states and may be considered in the future. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall EU strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations (EU Directive 2015/757 or EU MRV Regulation) requiring vessels exceeding 5,000 gross tons using EU ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018, with the first reports due in June 2019. In February 2019, the European Commission adopted a proposal to amend the EU MRV Regulation to harmonize the requirements of the EU MRV Regulation and the IMO DCS. On September 15, 2020, the European Parliament adopted measures to include maritime transport in the EU's Emissions Trading System as of 2022 and to set binding requirements for at least a 40% reductions in GHG emissions by shipping companies by 2030.

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

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway and are subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based predominantly upon the net tonnage of their owned vessels rather than income generated from operating the vessels (i.e., operating income). Based upon the net tonnage of our current vessels and the applicable rate of taxation, our Norwegian subsidiaries are liable for approximately $236,364 of Norwegian tonnage tax for the year ended December 31, 2022. In addition, under the tonnage tax regime, net financial income (i.e. income not generated from operating vessels) is subject to the regular Norwegian corporate income tax rate.

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

The United Kingdom’s withdrawal and exit from EU, commonly referred to as “Brexit”, took place on January 31, 2020. Even though the U.K. formally left the EU at that date, UK continued to follow the EU rules during a transition period, which ended on December 31, 2020. In order to meet any future national flag requirements pursuant to the Norwegian tonnage tax regime, we have reflagged some of our previously U.K.-flagged vessels to an EU/European Economic Area (“EEA”) flag. Whether there will be a flag requirement for any year is announced in September/October of that year. On September 26, 2022, it was announced that the flag requirement was applicable for the year ended December 31, 2022.Our Norwegian vessel-owning subsidiaries were compliant with the flag requirement in 2022.

Further, as from January 1, 2021, as the Brexit transition period has ended, the domestic Norwegian legislation providing exemption of withholding tax on outbound dividends from KNOT Shuttle Tankers AS to KNOT UK is no longer applicable, as this exemption rule only includes dividend distributions to corporate shareholders within the EU/EAA. However, we expect that dividends from KNOT Shuttle Tankers AS to KNOT UK are still exempt from withholding tax pursuant to the double tax treaty between Norway and the U.K.

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

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2022, KNOT employed (directly and through ship managers) approximately 694 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

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

The diagram below depicts our simplified organizational and ownership structure as of March 30, 2023.

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

Overview

We were formed in February 2013 as a limited partnership under the laws of the Republic of the Marshall Islands to own and operate shuttle tankers under long-term charters. Our initial fleet of shuttle tankers was contributed to us by KNOT, a leading independent owner and operator of shuttle tankers. Our current fleet consists of eighteen shuttle tankers. Under the Omnibus Agreement, we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years.

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. On September 10, 2021, KNOT contributed to the Partnership all of KNOT’s incentive distribution rights in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the incentive distribution rights were cancelled. As of March 30, 2023, KNOT owned 28.4% of our common units, 208,333 Series A Preferred Units, 252,405 Class B Units and our general partner, and our general partner owned a 1.83% general partner interest in us and 0.3% of our common units.

Significant Developments in 2022 and Early 2023

Torill Sale and Leaseback

On June 30, 2022, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the Torill Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The gross sales price was $112.0 million, and a portion of the proceeds was used to repay the outstanding loan related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the previously existing loan, the Partnership realized net proceeds of $39 million after fees and expenses.

Synnøve Knutsen Acquisition

On July 1, 2022, our wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 35 AS (“KNOT 35”), the company that owns the shuttle tanker, Synnøve Knutsen, from KNOT (the “Synnøve Acquisition”). The purchase price was $119.0 million, less approximately $87.7 million of outstanding indebtedness related to the Synnøve Knutsen plus approximately $0.6 million for certain capitalized fees related to the financing of the vessel and customary working capital purchase price adjustments of $5.9 million. The secured credit facility related to the vessel (the “Synnøve Facility”) is repayable in quarterly instalments with a final payment of $72.3 million due at maturity in October 2025 which includes the balloon payment and last quarterly installment. The Synnøve Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The purchase price was settled in cash.

The Synnøve Knutsen is operating in Brazil under a time charter with Equinor, which will expire in February 2027. The charterer has options to further extend the charter for up to three two-year periods and nine one-year periods. Our board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Synnøve Acquisition. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Synnøve Acquisition.

Windsor Knutsen

In September 2021, the Windsor Knutsen commenced on a one-year time charter contract with PetroChina. The Windsor Knutsen was redelivered from her time charter with PetroChina on June 14, 2022 to start on her mobilization trip to Europe for her planned 15-year special survey drydocking. On the same date, the Vigdis Knutsen, having successfully completed her own drydocking, replaced the Windsor Knutsen on the time charter contract for PetroChina.

The Windsor Knutsen successfully completed her drydock, departing the yard in early August 2022 bound for Brazil in September 2022. In October 2022, the Windsor Knutsen suffered a hydraulic leak from a bow thruster and the vessel was placed off hire. However, except for a deductible of 14 days, loss of hire insurance is expected to provide income potentially lost due to the incident, and hull and machinery insurance is expected to cover the majority of any costs incurred to repair above the deductible amount. The Windsor Knutsen returned to service in November 2022 and performed one spot voyage in late November and December 2022.

In August 2022, the Partnership agreed the commercial terms for a new time charter contract for the Windsor Knutsen with Shell to commence in or around January 2023 for a fixed period of one year with a charterer’s option to extend the charter by one further year. The Windsor Knutsen was delivered to Shell on January 11, 2023. The Windsor Knutsen has a time charter contract with Equinor that will commence in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods.

Bodil Knutsen

The Bodil Knutsen operated a rolling one-month time charter contract with a subsidiary of the Partnership’s sponsor, KNOT, at a reduced charter rate until March 7, 2023. From that date, the Bodil Knutsen has operated under a time charter to KNOT on a fixed-term basis at the same reduced charter rate. This time charter expires on or around December 31, 2023, or at such time as the vessel is to be delivered to Equinor, if earlier. The Bodil Knutsen has a time charter contract with Equinor that will commence in the fourth quarter of 2023 or the first quarter of 2024, for an initial fixed charter period of two years, with charterer’s options to extend the charter by two further one-year periods.

Hilda Knutsen

The Hilda Knutsen was redelivered from Eni to the Partnership on September 3, 2022. In the interim period, the Partnership and KNOT agreed for KNOT to charter the Hilda Knutsen under a rolling time charter contract that commenced on September 3, 2022, at a reduced rate and which now expires in January 2024 unless terminated by either party on giving not less than 30 days’ notice. The Partnership is continuing to market the vessel for new, third-party time charter employment.

Torill Knutsen

The Torill Knutsen was redelivered from Eni to the Partnership on December 17, 2022, and the vessel subsequently performed a number of spot voyages, including in the conventional tanker market. Since March 1, 2023 the vessel has operated under a time charter to KNOT on a fixed-term basis that expires on or around December 31, 2023 at a reduced charter rate. The Partnership is continuing to market the vessel for new, third-party time charter employment.

Fortaleza Knutsen and Recife Knutsen

The current bareboat charters of the Fortaleza Knutsen and the Recife Knutsen with Transpetro are due to expire in March 2023 and August 2023, respectively. The Partnership agreed commercial terms for a new three-year time charter contract for each of these two vessels with the existing charterer to commence directly upon expiration of the existing bareboat charters. The new charter for the Fortaleza Knutsen was signed on March 28, 2023 and commenced on March 30, 2023, and the contract for the Recife Knutsen is expected to be signed in April 2023 and commence on or around August 3, 2023. Once signed, the vessels will be fixed until March 2026 and August 2026, respectively.

Carmen Knutsen

On November 29, 2022, Repsol Sinopec, the charterer of the Carmen Knutsen, confirmed its option to extend the existing time charter of the vessel by one further year and the vessel is now fixed until January 2024, with Repsol Sinopec holding options to extend the time charter by two further one-year periods.

The Carmen Knutsen was redelivered from the charterer on December 12, 2022 to start her mobilization trip to Europe for her planned 10-year special survey drydocking which was successfully completed, and on February 24, 2022 the vessel recommenced under the charter with Repsol Sinopec.

Ingrid Knutsen

In accordance with the time charter agreement with Eni for the Ingrid Knutsen, the vessel was returned to the Partnership on January 2, 2023, and the vessel subsequently performed a number of spot voyages, including in the conventional tanker market. On February 17, 2023, the Partnership entered into a new fixed ten-month time charter contract with Altera which commenced on March 2, 2023. The Ingrid Knutsen has a time charter contract with Eni that will commence in January 2024 for a fixed period of three years, with Eni having options to extend the charter by up to three further years.

Tordis Knutsen

The Tordis Knutsen was redelivered from the charterer on November 26, 2021, and thereafter started on her mobilization trip to Europe for her planned 5-year special survey drydocking. The vessel completed this work and on February 23, 2022 the vessel commenced a new time charter contract with Petrobras for a fixed period of five months with an option for the charterer to extend the charter by one month.

The Tordis Knutsen was redelivered from Petrobras on August 24, 2022. The vessel commenced on a new time charter contract with a subsidiary of TotalEnergies on September 10, 2022 for a fixed period of three months, with charterer’s options to extend the charter by up to two further three-month periods. TotalEnergies has exercised both of these options, and therefore the vessel is now fixed until June 2023, at which time the Tordis Knutsen is expected to be delivered to Shell to commence on a three-year time charter contract.

Lena Knutsen

The Lena Knutsen was redelivered to the Partnership on June 2, 2022 in advance of the commencement of the vessel’s planned five-year special survey drydocking in Europe. After drydocking, the Lena Knutsen returned to Brazil in early August 2022. The Partnership entered into a new time charter agreement for the Lena Knutsen with a subsidiary of TotalEnergies which commenced on August 21, 2022. The charter is for a fixed period of six months with charterer’s options to extend the charter by up to six further months. In January 2023, TotalEnergies exercised the option and the charter will expire on or around August 2023, at which time the Lena Knutsen is expected to be delivered to Shell to commence on a three-year time charter contract.

Brasil Knutsen

The current time charter for the Brasil Knutsen with Galp expired in November 2022; however, the Partnership has entered into a new time charter contract with Petrogal, a subsidiary of Galp, in direct continuation, for a period of one year, extending the vessel’s firm employment to November 2023.

Vigdis Knutsen

The Vigdis Knutsen was redelivered to the Partnership on March 5, 2022 in advance of the commencement of the vessel’s planned five-year special survey drydocking in Europe. After drydocking, the vessel returned to Brazil in June 2022 and on June 14, 2022 the Vigdis Knutsen replaced the Windsor Knutsen on the time charter contract for PetroChina as Windsor Knutsen started on her mobilization trip to Europe for her planned 15-year special survey drydocking. On September 15, 2022, PetroChina exercised its first extension option for an additional period of 12 months, extending the firm period of the charter to September 2023, and at the same time the time charter contract was novated to China Offshore Oil (Singapore), International Pte. Ltd., a company within the same group as PetroChina. The charterer has one further six-month charter extension option.

Anna Knutsen

The Anna Knutsen was redelivered from the charterer on February 14, 2022 and started on her mobilization trip to Europe in order to complete her planned 5-year special survey drydocking. On February 11, 2022, the Partnership entered into a new time charter contract for the Anna Knutsen with TotalEnergies for two years, with options for the charterer to extend the time charter by up to three further one-year periods. The charter commenced on April 28, 2022, immediately after the vessel returned to Brazil following completion of the drydock.

Reduction in Common Unit Distribution

On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels and strengthen our balance sheet.

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

●	Single voyage charters or spot charters is a contract entered into by the Partnership or the owner of the vessels and a charterer whereby the charterer is entitled to use the vessel to perform transportation services between specified geographical locations at a specified freight rate per ton. Under single voyage charter or spot charter agreements, voyage expenses are paid by the Partnership or the owner of the vessels.

The table below compares the primary features of a time charter, a bareboat charter and a single voyage charter:

	Time Charter	Bareboat Charter	Single Voyage Charter
Typical charter length	One year or more	One year or more	One month or less
Hire rate basis(1)	Daily	Daily	Freight rate per ton
Voyage expenses(2)	Customer pays	Customer pays	Owner pays
Vessel operating expenses(2)	Owner pays	Customer pays	Owner pays
Off-hire(3)	Varies	Customer typically pays	Not applicable
(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(3)	“Off-hire” refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during off-hire. Our bareboat charters do not contain such provisions.

Market Overview and Trends

As of March 30, 2023, the shuttle tanker market consisted of approximately 75 vessels plus 6 newbuilds on order, characterized by mid to long-term charters with offshore oil producers. Most shuttle tankers operate in the North Sea or offshore Brazil.

Demand for shuttle tankers is based on offshore oilfield development and prior to mid-2014, higher oil prices and a positive long-term offshore oil outlook led to increased activity. During 2015-2018, oil companies delayed certain oil production start-ups in both the North Sea and Brazil. In 2019, there were increased project startups.

Then, following announcements made during the COVID-19 crisis in 2020 by many of the large oil exploration and production companies, near-term capital expenditure cuts were again seen, delaying many new developments in Brazil and the North Sea by an expected 12 - 24 months. These announcements also indicated to the Partnership that these projects would not be cancelled. This assumption is supported by the relatively low costs of oil production in the North Sea and especially Brazil, the rebound in both oil prices and, to a degree, current global oil demand and FPSO activity, particularly in Brazil where market activity has already strengthened as oil production has increased.

Brazil has continued on a path to higher offshore deepwater oil production and on November 30, 2022, Petrobras signaled that its investments had returned to pre-COVID levels as it approved its Strategic Plan for 2023-2027. In the plan, Petrobras is committing around $42 billion of capex to Pre-salt exploration and production, all related to projects that on average remain viable at a long-term Brent oil price of $35 per barrel, and while keeping on-track with its 2030 low-carbon intensity goals (Brazil’s pre-salt region is known for its highly productive wells and has some of the lowest carbon intensity levels seen globally).

Already several new FPSO platforms are expected to start operating in 2023 across the Marlim, Búzios, and Mero fields. As these and other new platforms commence operations, we believe that demand for shuttle tankers in Brazil, where fourteen of our vessels typically operate, will strengthen, and continue into the mid and long term.

The dampened demand in the North Sea shuttle tanker market as a result of production and project delays, as well as maintenance and upgrades in the Balder and Njord fields, could persist throughout 2023. However, we continue to expect the market to rebalance as customers move forward with offshore projects that were postponed or delayed, as countries increasingly prioritize oil production due to high oil prices and energy security concerns, and as some older vessels also naturally exit the shuttle tanker market. Such macro variables make forecasting the specific timing of this rebalancing more difficult.

We also face risks and trends that could adversely affect our industry and business. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. We also expect some inflationary pressures to persist in 2023.

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

COVID-19

The outbreak and repercussions from the COVID-19 pandemic continue to affect global economic activity. However, the Partnership has to date avoided any serious or sustained operational impacts, and there have been no effects on the Partnership’s contractual position. There has been much progress in vaccinations and global economies appear to be recovering, which continue to cautiously increase optimism.

The Partnership’s focus remains on ensuring the health and safety of its employees and crew onboard while providing safe and reliable operations for its customers, and a large number of practical steps and changes have been made and taken towards this aim. While full or partial crew changes on all of the Partnership’s vessels have been continuing, the situation remains challenging for the maritime industry as a whole, not the least as a result of increased travel and logistics time and costs.

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

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus could lead to further operational impacts that could result in higher costs. It is possible that a further outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts, which in turn could result in off-hire or claims for the impacted period.

Announced delays in new capital expenditure by many oil majors in 2020 and 2021 had a negative impact on the demand for shuttle tankers. This affected the timing and number of new, offshore projects and overall oil production profiles in the short-term, which impacted the demand and pricing for shuttle tankers. If this situation persists the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years. Notwithstanding these challenges, the Partnership remains confident in the mid to long term growth opportunities for the shuttle tanker market and that as economic activity begins to regain traction, the Partnership will be well-placed to capture new opportunities, particularly given an absence of speculative vessel ordering in the shuttle tanker sector.

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

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

●	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to our acquisitions of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne , the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen and the Synnøve Knutsen.
●	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. A number of our credit facilities mature in the next twelve months. We may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”
●	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 10—Derivative Instruments in the consolidated financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.
●	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars, and some of our vessels operate from time to time on spot or voyage charters with hire rates payable in U.S. dollars. Approximately 61%, 56% and 66% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 21%, 23% and 21% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”), for the years ended December 31, 2022, 2021 and 2020, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.
●	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries were subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen and likewise our acquisition in 2017 of the shares in the subsidiary that owns the Lena Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate income tax rate has been 22% in 2020, 2021 and 2022.
●	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation and tonnage taxation is reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, tax is calculated based on the vessel’s net tonnage (in thousands) according to its certificate, not on operating income, then multiplied by the days in operation and the applicable dayrate. Net financial income and expense remain taxable at the regular corporate income tax rate of 22%.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	our ability to successfully employ our vessels at economically attractive hire rates;

●	the level of distributions on our common units;
●	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;
●	whether our customers exercise their options to extend their time charters;
●	our ability to refinance our indebtedness as it becomes due;
●	the number and availability of our vessels;
●	the level of demand for shuttle tanker services;
●	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;
●	the length and cost of drydocking;
●	the effective and efficient technical management of our vessels;
●	our ability to obtain and maintain major oil and gas company approvals and acceptances, and to satisfy their technical, health, safety and compliance standards;
●	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;
●	fluctuations in the price of oil;
●	interest rate changes;
●	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;
●	foreign currency exchange gains and losses;
●	our access to capital required to acquire additional vessels and/or to implement our business strategy;
●	future levels of inflation;
●	increases in crewing and insurance costs; and
●	the level of debt and the related interest expense.

Please read “Item 3. Key Information—Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Time Charter and Bareboat Revenues. The Partnership’s time charter contracts include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customers. The lease element is accounted for as an operating lease on a straight-line basis over the term of the charter, while the service element consisting of the operation of the vessel is recognized over time as the services are delivered. Revenue from time charters is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of a vessel to the charterer, until the end of the contract period. Under bareboat charters, the Partnership provides a specified vessel for a fixed period of time at a specified day rate and the Partnership recognizes revenues from bareboat charters as operating leases on a straight-line basis over the term of the charter. Revenues are affected by hire rates and the number of days a vessel operates as well as the mix of business between time charters and bareboat charters.

Voyage Revenues. Voyage revenues are all revenues unique to a particular spot voyage.

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

Customers

In the years ended December 31, 2022, 2021 and 2020, revenues from the following customers accounted for over 10% of our revenues:

	Year Ended December 31,
(U.S. Dollars in thousands)	2022		2021		2020
Eni Trading and Shipping S.p.A.	$36,256	14%	$43,823	16%	$44,175	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,975	17%	45,115	17%	45,235	16%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	37,571	14%	37,030	14%	33,947	12%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	12,546	5%	59,825	22%	76,959	28%
Galp Sinopec Brasil Services BV	$16,621	6%	$35,622	13%	$35,684	13%

A. Operating Results

Year Ended December 31, 2022 Compared with the Year Ended December 31, 2021

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2022	2021	Change	% Change
Time charter and bareboat revenues	$262,797	$269,306	$(6,509)	(2)%
Voyage revenues	4,689	—	4,689	100%
Loss of hire insurance recoveries	758	11,450	(10,692)	(93)%
Other income	341	373	(32)	(9)%
Vessel operating expenses	86,032	72,114	13,918	19%
Voyage expenses and commission	2,814	—	2,814	100%
Depreciation	107,419	99,559	7,860	8%
Impairment	—	29,421	(29,421)	(100)%
General and administrative expenses	6,098	6,461	(363)	(6)%
Interest income	822	2	820	41,000%
Interest expense	(42,604)	(28,065)	(14,539)	52%
Other finance expense	(628)	(1,011)	383	(38)%
Realized and unrealized gain (loss) on derivative instruments	35,510	9,960	25,550	257%
Net gain (loss) on foreign currency transactions	220	(96)	316	(329)%
Income tax benefit (expense)	(875)	(488)	(387)	79%
Net income	$58,667	$53,876	$4,791	9%

Time charter and bareboat revenues: Time charter and bareboat revenues for the year ended December 31, 2022 were $262.8 million, a decrease of $6.5 million compared to $269.3 million for the year ended December 31, 2021. The decrease was principally due to (i) off-hire in connection with scheduled drydockings for the Tordis Knutsen, the Anna Knutsen, the Vigdis Knutsen, the Lena Knutsen and the Windsor Knutsen; (ii) reduced earnings from the Windsor Knutsen which shortly after completing her planned 15-year special survey drydocking in Europe suffered a hydraulic leak from a bow thruster, which placed the vessel off hire until November 2022; (iii) decreased earnings from the Carmen Knutsen which was redelivered from the charterer in mid-December 2022 to start her mobilization trip to Europe for her planned 10-year special survey drydocking; and (iv) reduced hire rates on certain vessels. This decrease was partially offset by Synnøve Knutsen being included in results of operations as of July 1, 2022.

Voyage revenues: Voyage revenues for the year ended December 31, 2022, were $4.7 million. The voyage revenues relate to spot voyages performed by the Windsor Knutsen and the Torill Knutsen.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the year ended December 31, 2022, were $0.8 million compared to $11.5 million for the year ended December 31, 2021. The loss of hire insurance recoveries for the year ended December 31, 2022, were related to the Vigdis Knutsen. In April 2022, during scheduled drydock, excessive and abnormal wear was found on the steering gear rotor. The Vigdis Knutsen was in drydock and off-hire from March 3, 2022 to June 14, 2022 for its scheduled drydock. The drydock was extended due to the repairs on the steering gear rotor. The loss of hire insurance recoveries for the year ended December 31, 2021 were related to the Windsor Knutsen in connection with repairs to her main engine block, the Tove Knutsen in connection with a leakage from its controllable pitch propeller and the Tordis Knutsen due to a technical fault on its azimuth thruster. As a result, the Windsor Knutsen was off-hire from December 12, 2020 to June 10, 2021, the Tove Knutsen was off-hire from March 1, 2021 to April 15, 2021 and the Tordis Knutsen was off-hire from July 17, 2021 to August 25, 2021.

Other income: Other income for the year ended December 31, 2022 was $0.3 million compared to $0.4 million for the year ended December 31, 2021.

Vessel operating expenses: Vessel operating expenses for the year ended December 31, 2022 were $86.0 million, an increase of $13.9 million from $72.1 million for the year ended December 31, 2021. The increase is mainly related to bunker costs for the Tordis Knutsen, the Anna Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Windsor Knutsen and the Carmen Knutsen in connection with their voyages to their scheduled drydock in Europe. The increase is also related to the Synnøve Knutsen being included in the results of operation as from July 1, 2022.

Voyage expenses and commission: Voyage expenses and commission for the year ended December 31, 2022, were $2.8 million. The voyage expenses and commission relate to bunker cost, commission and port cost for spot voyages performed by the Windsor Knutsen and the Torill Knutsen.

Depreciation: Depreciation expense for the year ended December 31, 2022 was $107.4 million, an increase of $7.8 million from $99.6 million for the year ended December 31, 2021. The increase is mainly related to the change by the Partnership of the useful life estimate of each of the vessels in its fleet from 25 years to 23 years due to prevailing longer-term market trends, which increased the non-cash accounting depreciation charge starting July 1, 2021, and to the Synnøve Knutsen being included in the results of operations from July 1, 2022.

Impairment: Impairment charge for the year ended December 31, 2022 was $nil compared to $29.4 million for year ended December 31, 2021. The impairment charge for the year ended December 31, 2021, was related to the Windsor Knutsen as a result of the vessel’s high carrying value which in turn arose due to the cost of both the purchase and the conversion of the vessel to a shuttle tanker from a conventional tanker.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2022 were $6.1 million compared to $6.5 million for the year ended December 31, 2021. The decrease is mainly related to higher legal and administration fees in 2021 connected with the IDR Exchange and the commencement of the ATM program.

Interest income: Interest income for the year ended December 31, 2022 was $0.8 million compared to $2,000 for the year ended December 31, 2021. The increase is mainly due to increased interest rates on our bank deposits.

Interest expense: Interest expense for the year ended December 31, 2022 was $42.6 million, an increase of $14.5 million from $28.1 million for the year ended December 31, 2021. The increase was mainly due to an increase in the US dollar LIBOR rate, increased interest expense for the credit facility related to the acquisition of the Synnøve Knutsen on July 1, 2022, increased interest expense on the revolving credit facilities and increased interest expense for the Torill Knutsen in connection with the sale and leaseback transaction in which both the financial obligation and interest rate increased.

Other finance expense: Other finance expense was $0.6 million for the year ended December 31, 2022, a decrease of $0.4 million from $1.0 million for the year ended December 31, 2021. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the year ended December 31, 2022 was $35.5 million, compared to a gain of $10.0 million for the year ended December 31, 2021, as set forth in the table below:

	Year Ended
	December 31,
(U.S. Dollars in thousands)	2022	2021	$ Change
Realized gain (loss):
Interest rate swap contracts	$(2,478)	$(10,094)	$7,616
Foreign exchange forward contracts	(502)	—	(502)
Total realized gain (loss):	(2,980)	(10,094)	7,114
Unrealized gain (loss):
Interest rate swap contracts	38,490	20,054	18,436
Foreign exchange forward contracts	—	—	—
Total unrealized gain:	38,490	20,054	18,436
Total realized and unrealized gain on derivative instruments:	$35,510	$9,960	$25,550

As of December 31, 2022, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $451.2 million. All of the unrealized gain in the year ended December 31, 2022 is related to a mark-to-market gain on interest rate swaps.

Net gain (loss) on foreign currency transactions: Net gain on foreign currency transactions for the year ended December 31, 2022 was $0.2 million compared to a loss of $0.1 million for the year ended December 31, 2021.

Income tax expense: Income tax expense for the year ended December 31, 2022 was $0.9 million compared to $0.5 million for the year ended December 31, 2021. The increase is a result of higher net financial income, which is taxed at the normal Norwegian corporate tax rate in 2022.

Net income: As a result of the foregoing, the Partnership recorded net income of $58.7 million for the year ended December 31, 2022, compared to net income of $53.9 million for the year ended December 31, 2021.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020” in our Annual Report on Form 20-F for the year ended December 31, 2021 (our “2021 20-F”) for a discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 and other financial information related to the year ended December 31, 2020.

B. Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, including net proceeds from sales under the ATM program. In addition to paying distributions, our other liquidity requirements relate to payment of operating costs, servicing our debt, payment of lease obligations, funding investments (including the equity portion of investments in vessels), funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows. As of March 30, 2023, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters) are sufficient to meet our working capital and other cash requirements for our current business for at least the next twelve months assuming that we are able to timely refinance our maturing credit facilities on similar terms as our existing credit facilities as described below. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels and strengthen our balance sheet. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge part of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts when suitable opportunities arise.

We estimate that we will spend in total approximately $55.4 million for drydocking and classification surveys for the vessels under time charters in our fleet as of December 31, 2022, between 2023 and 2027, with approximately $17.6 million of this amount to be spent in the twelve months ending December 31, 2023. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel's ordinary trading area to the drydocking yard.

As of December 31, 2022, the Partnership had available liquidity of $47.6 million, which consisted of cash and cash equivalents of $47.6 million. As of December 31, 2022, all of our revolving credit facilities had been fully drawn and we have no ability to incur additional debt under our existing credit facilities. The Partnership’s total interest-bearing obligations outstanding as of December 31, 2022 were $1,062.6 million ($1,056.4 million net of debt costs). The average margin paid on the Partnership’s outstanding debt during 2022 was approximately 2.02% over LIBOR.

As of December 31, 2022, the Partnership had total $1,148.7 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen and the Torill Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $409.7 million matures during the year ending December 31, 2023 and $739.0 million matures after such date.

In particular, our $320 million senior secured credit facility and $55 million revolving credit facility secured by the Windsor Knutsen, Bodil Knutsen, Fortaleza Knutsen, Recife Knutsen, Carmen Knutsen and Ingrid Knutsen mature in September 2023 and our $172.5 million senior secured loan facility secured by the Dan Cisne and Dan Sabia matures in September 2023 and January 2024. Finally, our two $25 million unsecured revolving credit facilities mature in August 2023 and November 2023.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2022, the Partnership’s net current liabilities were $304.1 million. Included in current liabilities are $369.8 million of short-term loan obligations that mature before December 31, 2023 and are therefore presented as current debt.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any debt or equity financings, including net proceeds from sales under the ATM program.

As described above, the Partnership has significant debt coming due within one year. The Partnership has commenced discussions and negotiations with its lending group and other institutions and advisors concerning the refinancing of all of its credit facilities that mature in 2023 and early 2024. However, if the Partnership is not able to secure the refinancing of this debt, there will be insufficient liquid funds necessary to repay the debt at maturity. Although there is some judgment required in assessing this risk, given the negotiations that are already underway and given the Partnership’s history of successfully obtaining financing or refinancing its debt, management believes that it will be able to conclude a refinancing of all such facilities on similar terms (including that no re-leverage is required) prior to maturity. However, no assurance can be given that all such facilities will be timely refinanced on acceptable terms. Currently, we do not have any off-balance sheet arrangements.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters.

The Partnership’s future capital expenditure requirements principally relate to vessel drydocks. The Partnership expects to incur $17.6 million in 2023 on vessel drydocks and $2.2 million in 2023 on the installation of a ballast water treatment system on the Carmen Knutsen, all funded by cash from operations. Other than future drydocks and ballast water treatment system installation, as at December 31, 2022 and as at March 30, 2023, the Partnership has no other material capital expenditure commitments.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

Year Ended December 31, 2022 Compared with the Year Ended December 31, 2021

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021	2020
Net cash provided by operating activities	$100,942	$166,411	$169,241
Net cash used in investing activities	(35,514)	(11,536)	(21,433)
Net cash used in financing activities	(79,968)	(145,147)	(139,260)
Effect of exchange rate changes on cash	(174)	(18)	510
Net (decrease) increase in cash and cash equivalents	(14,714)	9,710	9,058
Cash and cash equivalents at the beginning of the period	62,293	52,583	43,525
Cash and cash equivalents at the end of the period	$47,579	$62,293	$52,583

Net cash provided by operating activities

Net cash provided by operating activities decreased by $65.5 million to $100.9 million for the year ended December 31, 2022, compared to $166.4 million for the year ended December 31, 2021. The decrease was primarily due to lower utilization and reduced time charter revenue for the fleet due to off-hire in connection to scheduled drydocking of the Tordis Knutsen, the Anna Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Windsor Knutsen and the Carmen Knutsen, lower hire rates and increased vessel operating expenses. This was offset by the contribution from the Synnøve Knutsen which was included in the results of operations from July 1, 2022.

Net cash used in investing activities

Net cash used in investing activities was $35.5 million for the year ended December 31, 2022, compared to $11.5 million for the year ended December 31, 2021. Net cash used in investing activities for the year ended December 31, 2022 is mainly related to the acquisition of the Synnøve Knutsen for which we paid a net cash amount equal to the difference between the purchase consideration of $119.0 million, less $87.7 million of outstanding indebtedness related to the Synnøve Knutsen, plus approximately $0.6 million for certain capitalized fees related to the financing of the vessel and plus customary working capital purchase price adjustments of $5.9 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Synnøve Knutsen of $5.7 million. Net cash used in investing activities in 2021 of $11.5 million was mainly related to installation of a Ballast Water Treatment System (BWTS) on the Bodil Knutsen.

Net cash used in financing activities

Net cash used in financing activities during the year ended December 31, 2022 of $80.0 million was mainly related to the following:

●	Proceeds of $112.0 million from the sale and leaseback transaction of the Torill Knutsen; and
●	Proceeds from drawdowns under one of our revolving credit facilities of $55 million.

This was offset by the following:

●	Repayment of long-term debt of $166.6 million, of which $71.7 million was repaid in connection with the refinancing of the Torill Knutsen;
●	Payment of debt issuance costs of $0.9 million in connection with the Torill Knutsen sale and leaseback; and
●	Payment of cash distributions to unitholders of $79.5 million, of which $6.8 million was distributed to the Series A Preferred Units.

Net cash used in financing activities during the year ended December 31, 2021 of $145.1 million was mainly related to the following:

●	Proceeds of $345 million from the multi-vessel refinancing of the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen;
●	Proceeds of $94.3 million from the sale and leaseback transaction of the Raquel Knutsen; and
●	Proceeds from the drawdown under one of our revolving credit facilities of $5 million.

This was offset by the following:

●	Repayment of long-term debt of $505.8 million, of which $52.7 million was repaid in connection with the refinancing of the Raquel Knutsen facility and $322.1 million was repaid in connection with the refinancing of the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen facilities;
●	Payment of cash distributions to unitholders of $79.4 million, of which $6.9 million was distributed to Series A Preferred Units; and
●	Payment of debt issuance costs of $5.2 million in connection with the refinancing of the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen.

Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our 2021 20-F for a discussion of changes in our cash flows from 2021 to 2020 and other financial information related to 2020.

Borrowing Activities

Long-Term Debt

As of December 31, 2022, and December 31, 2021, the Partnership had the following debt amounts outstanding:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2022	2021
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$313,630	$338,726
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	192,021	222,133
$55 million revolving credit facility with DNB		55,000	—
Hilda loan facility	Hilda Knutsen	66,154	72,308
Torill loan facility	Torill Knutsen	—	75,000
$172.5 million loan facility	Dan Cisne, Dan Sabia	31,739	45,340
Tove loan facility	Tove Knutsen	77,516	81,883
Synnøve loan facility	Synnøve Knutsen	85,292	—
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	84,247	89,206
Torill Sale & Leaseback	Torill Knutsen	107,048	—
Total long-term debt		$1,062,647	$974,596
Less: current installments		371,906	90,956
Less: unamortized deferred loan issuance costs		2,119	2,378
Current portion of long-term debt		369,787	88,578
Amounts due after one year		690,741	883,640
Less: unamortized deferred loan issuance costs		4,140	5,092
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$686,601	$878,548

The Partnership’s outstanding debt of $1,062.6 million as of December 31, 2022 is repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2023	$13,161	$77,839	$280,906	$371,906
2024	13,804	41,179	63,393	118,376
2025	14,399	33,109	136,583	184,091
2026	15,060	18,822	219,521	253,403
2027 and thereafter	134,871	—	—	134,871
Total	$191,295	$170,949	$700,403	$1,062,647

As of December 31, 2022, the interest rates on our loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.4%.

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

The $345 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain Liquidity equal to or greater than $250,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2022, the borrowers and the guarantors were in compliance with all covenants under this facility.

$320 Million Term Loan Facility and $55 Million Revolving Credit Facility with DNB

In September 2018, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (“the Vessels”), entered into new senior secured credit facilities (the “Multi-vessels Facility”) in order to refinance their existing long term bank debt. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a final payment at maturity in September 2023 of $177 million, which includes the balloon payment and last quarterly installment. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility, which was fully drawn on December 31, 2022, will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels.

The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Multi-vessel facility. The Partnership and the borrowers (except for the Partnership’s subsidiary that owns the Recife Knutsen and the Fortaleza Knutsen) are guarantors, and the Multi-vessels Facility is secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen.

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

The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the Multi-vessels Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2022, the borrowers and the guarantors were in compliance with all covenants under this facility.

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

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 110% of the outstanding loan under the Hilda Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2022, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels are less than 125% of the respective loan, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2022, the borrowers and the guarantor were in compliance with all covenants under this facility.

Tove Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS, the subsidiary owning the Tove Knutsen, as the borrower, entered into a secured loan facility (the “Tove Facility”). The Tove Facility is repayable in quarterly installments with a final balloon payment of $66.6 million due at maturity in September 2025, which includes the balloon payment and last quarterly installment. The Tove Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Tove Knutsen, assignments of earnings, charterparty contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the Tove Facility.

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

The Tove Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Tove Knutsen falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2022, the borrower and the guarantors were in compliance with all covenants under this facility.

Synnøve Loan Facility

In July 2019, KNOT Shuttle Tankers 35 AS, the subsidiary owning the Synnøve Knutsen, as the borrower, entered into a secured loan facility (the “Synnøve Facility”). The Synnøve Facility is repayable in quarterly installments with a final payment of $72.3 million due at maturity in October 2025, which includes the balloon payment and last quarterly installment. The Synnøve Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Synnøve Knutsen, assignments of earnings, charter party contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the Synnøve Facility.

The Synnøve Facility contains the following financial covenants:

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

The Synnøve Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Synnøve Knutsen falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2022, the borrower and the guarantors were in compliance with all covenants under this facility.

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

Raquel Sale and Leaseback

On December 30, 2020, the Partnership through its wholly owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, agreed to enter into a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The closing of the transaction occurred on January 19, 2021. The gross sales price was $94.3 million, and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

Torill Sale and Leaseback

On June 30, 2022, the Partnership through its wholly owned subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the Torill Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The gross sales price was $112.0 million, and a portion of the proceeds was used to repay the outstanding loan related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the previously existing loan the Partnership realized net proceeds of $39 million after fees and expenses.

Torill Loan Facility

In January 2018, the Partnership's subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the vessel Torill Knutsen, entered into a $100 million senior secured term loan facility (the "Torill Facility") with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility was repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bore interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility was guaranteed by the Partnership. On June 30, 2022, the Torill Facility was repaid in full using proceeds of the Torill sale and leaseback.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2022, the Partnership's net exposure to floating interest rate fluctuations on its outstanding debt was $372.5 million based on total interest-bearing debt outstanding of $1,062.6 million, less the Raquel Knutsen and the Torill Knutsen sale and leaseback facilities of $191.3 million, less interest rate swaps with a notional amount of $451.2 million and less cash and cash equivalents of $47.6 million. Our interest rate swap contracts mature between September 2023 and February 2032 and have an average maturity of approximately 2.7 years. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.88%. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impaired by changes in the market value of such financial instruments.

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

Judgments and Uncertainties. Our evaluation of whether impairment indicators exist when assessing any potential impairment requires us to use significant judgement. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels and discount rates. Our estimated hire rates are based on rates under existing vessel charters and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot market when not being used in their capacity as shuttle tankers, are based on historical experience of KNOT and our projections of future shuttle tanker voyages. Our estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs of KNOT and our expectations of future cost and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation. Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing charter terms, ongoing operating costs and remaining vessel lives. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future hire rates beyond the firm period of existing charters and vessel residual values, due to factors such as the volatility in hire rates and vessel residual values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future hire rates or vessel residual values, will be accurate.

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

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,631 million as of December 31, 2022.

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

Judgments and Uncertainties. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2022 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence. As of December 31, 2022, we determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2022 and 2021 we had a valuation allowance for deferred tax assets of $25.7 million and $23.5 million, respectively.

Recently Adopted Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-06 Debt-Debt with conversion and other options (subtopic 470-20) and Derivatives and Hedging-contracts in entity’s own equity (subtopic 815-40): Accounting for convertible instruments and contracts in an entity’s own equity simplifies an issuer’s accounting for convertible instruments and its application of the derivatives scope exception for contracts in its own equity. The new guidance eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features with respect to accounting for convertible instruments. Further the ASU simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Entities are required to use the if-converted method for all convertible instruments in the diluted EPS calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. The new guidance did not materially impact the Partnership.

There are no other recent accounting pronouncements whose adoption had a material impact on the consolidated financial statements in the current year.

New Accounting Standards Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to de-designate the relationship.

The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The FASB included a sunset provision within Topic 848 based on expectations of when the LIBOR would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (“FCA”) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022 – 12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-months tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in Update 2022-06 defer the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership continues to evaluate the impact of the guidance on the consolidated financial statements as well as the commercial implications for the transition away from LIBOR, in particular through discussions with lenders and other market participants. The Partnership has commenced or expects to commence discussions with its lenders and other market participants, including counterparties of derivative instruments, concerning the transition from using LIBOR to SOFR on or before June 30, 2023 when the 3- or 6-month LIBOR will cease to be published.

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

Name	Age	Position
Trygve Seglem	72	Chairman of the Board of Directors
Gary Chapman	48	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	77	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	75	Director, Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	75	Director and Member of the Audit Committee
Richard Beyer	53	Director
Junya Omoto	53	Director
Simon Bird	63	Director and Member of the Conflicts Committee

Trygve Seglem has served as Chairman of our board of directors since 2013. Mr. Seglem is the owner of TSSI, which is a 50% owner of KNOT. Mr. Seglem served as president of the Norwegian Shipowners’ Association from 2006 to 2008, is a Finnish

Honorary Consult and serves as a member of the board of directors of Assuranceforeningen SKULD (Gjensidig). Mr. Seglem began his career at Statoil at its inception and has been involved in the development of offshore loading tankers since 1975. In 1984, Mr. Seglem became the project director and a part owner, through TSSI, of the Knutsen Group. In September 2008, Mr. Seglem became the sole owner of the shuttle tanker operations of the Knutsen Companies. Mr. Seglem has a degree from Newcastle University in the United Kingdom.

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

Simon Bird has served on our board of directors since May 2015 and currently serves as a member of the Conflicts Committee. Mr. Bird is currently Director Humber for Associated British Ports, a board role, having taken up this position in September 2015. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held senior positions at British Aerospace plc, Thorn EMI plc and Philips. Prior to his industrial career, Mr Bird served in the Royal Navy and Her Majesty’s Diplomatic Service. Mr. Bird is also chairman of the Humber Freeport and a director of the Greater Lincolnshire Local Enterprise Partnership, a public/private body. Mr Bird holds a Honorary Commission in the Royal Naval Reserve in the rank of Captain.

Gary Chapman has served as our and KNOT UK’s Chief Executive Officer and Chief Financial Officer since June 2019. From 2008 to 2017, Mr. Chapman served as the Finance Director of NYK’s energy transport business in the EMEA region and from 2003 to 2008 was the European Head of Tax for the NYK Group in Europe. Prior to 2003, Mr. Chapman served in various audit and tax roles for KPMG, including as a member of the Oil and Gas group. From 2017 to 2019, Mr. Chapman served as the Chief Financial Officer of Biggin Hill Airport Ltd, a private business aviation airport in London. Mr. Chapman is a fellow of the Institute of Chartered Accountants in England and Wales, holds a degree in Economics from Loughborough University and is a board member and trustee of the Mission to Seafarers charity.

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

Executive Compensation

Pursuant to the administrative services agreement, Gary Chapman, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Chapman is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2022, we incurred total costs, expenses and fees under this agreement of approximately $1.5 million (which includes $0.9 million that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Chapman entered into an employment agreement with KNOT UK effective June 1, 2019. Pursuant to the employment agreement, Mr. Chapman serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 267,120 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK). Mr. Chapman’s employment may be terminated on 6 months’ prior written notice by either Mr. Chapman or KNOT UK. In addition, Mr. Chapman’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Chapman on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Chapman from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2022, Mr. Chapman received $311,311 in total compensation. In addition, an accrual of $nil for 2022 was made to cover insurance and pension expenses for Mr. Chapman.

Compensation of Directors

Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2022, each of our directors and our Chairman received aggregate compensation of $95,000. During the year ended December 31, 2022, members of the audit and conflicts committees each received a committee fee of $12,000 and the Chairman of each such committee received a fee of $15,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, Richard Beyer, Junya Omoto, Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Beyer and Mr. Omoto have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2026. Mr. Beveridge is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2023. Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2024. Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2025. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2022, we directly employed one onshore employee and no seagoing employees, however through subsidiaries and affiliated companies, we employed approximately 694 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

Other than those common units, Class B Units and Series A Preferred Units in which Trygve Seglem may be deemed to share beneficial ownership, as of March 30, 2023, there were no common units, Class B Units or Series A Preferred Units beneficially owned by our current directors or executive officer. Please read “Item 7. Major Unitholders and Related Party Transactions—Major Unitholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership of our common units as of March 30, 2023 by each person that we know to beneficially own more than 5.0% of our common units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units
	Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	9,989,115	29.1%
Offshore Merchant Partners Asset Yield Fund L.P.(2)	2,323,541	6.4%
Invesco Ltd.(3)	1,776,804	5.2%
(1)	KNOT is a joint venture between TSSI and NYK Europe, each of which owns a 50% interest in KNOT. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding AS (“Seglem Holding”), of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the common units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.83% general partner interest held by the Partnership’s general partner. Included in the number of common units beneficially owned are 237,492 common units, which represent the common units into which the 208,333 Series A Preferred Units beneficially owned were convertible at March 30, 2023, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. Common units issuable upon conversion of the Class B Units are not included in the number of common units beneficially owned.
(2)	Offshore Merchant Partners Asset Yield Fund L.P. (“OMP”) has shared voting and dispositive power as to 2,323,541 common units. This represents 2,323,541 common units into which the Series A Preferred Units owned by OMP AY Preferred Limited were convertible as of September 20, 2022, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. This information is based on the Schedule 13G/A filed by OMP on January 19, 2023.
(3)	Invesco Ltd. has sole voting power and dispositive power as to 1,776,804 common units. This information is based on the Schedule 13G filed by Invesco Ltd. on February 12, 2021.

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

As of March 30, 2023, we had 3,541,666 Series A Preferred Units issued and outstanding, of which 2,083,333 units, 1,250,000 units and 208,333 units are held by OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and KNOT, respectively.

The Series A Preferred Units have voting rights that are identical to the voting rights of our common units, except they do not have any right to nominate, appoint or elect any member of our board of directors, except upon a Trigger Event. Upon a Trigger Event, holders of Series A Preferred Units together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, will have the right to replace one of the board members appointed by our general partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with our common units as a single class, so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting. The 4.9% limitation described above applies to the holders of the Series A Preferred Units with respect to the voting of the Series A Preferred Units on an as-converted basis with the common units. Series A Preferred Units held by Norwegian Resident Holders are not entitled to vote.

As of March 30, 2023, we had 252,405 Class B Units outstanding, all of which were held by KNOT.

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of 28.4% of our common units as of March 30, 2023.

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to since January 1, 2020 are discussed below.

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

Pursuant to the Omnibus Agreement, KNOT indemnifies us for liabilities related to:

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

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. As of March 30, 2023, 252,405 Class B Units remain outstanding.

Bodil Knutsen Charter with Knutsen Shuttle Tankers Pool AS

In May 2021, our subsidiary that owns the Bodil Knutsen entered into a rolling one-month time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, at a reduced charter rate that expired on March 7, 2023, at which time it entered into a new time charter to Knutsen Shuttle Tankers Pool AS on a fixed-term basis at the same reduced charter rate. This time charter expires on or around December 31, 2023, or at such time as the vessel is to be delivered to Equinor, if earlier.

Hilda Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On September 3, 2022, our subsidiary that owns the Hilda Knutsen entered into a time charter contract with Knutsen Shuttle Tankers Pool AS at a reduced charter rate. The charter expires in January 2024 unless terminated by either party on giving not less than 30 days’ notice.

Torill Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On March 1, 2023, our subsidiary that owns the Torill Knutsen entered into a time charter contract with Knutsen Shuttle Tankers Pool AS at a reduced charter rate. The charter expires on or around December 31, 2023.

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

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen and the Synnøve Knutsen, which as at December 31, 2022 operate under time charters, is subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. As at December 31, 2022, the Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee. Please read “—Management and Administration Agreements”.

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

Annual management fee. Pursuant to each of the technical management agreements, each of the vessel-owning entities paid a fee of $0.70 million per year for 2022 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2023 has been set at $0.74 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

Term. Each of the technical management agreements for the Windsor Knutsen and the Bodil Knutsen continues indefinitely until terminated by either party after giving three months’ written notice. Each of the technical management agreements for the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen and the Synnøve Knutsen continues indefinitely until terminated by either party after giving six months’ notice.

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

Management and Administration Agreements

During 2022, the Recife Knutsen, the Fortaleza Knutsen, the Dan Sabia and the Dan Cisne operated under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels are subject to management and administration agreements pursuant to which the subsidiaries that own and operate these vessels paid an annual fee in 2022 of $0.08 million for the Recife Knutsen and the Fortaleza Knutsen and an annual fee in 2022 of $0.04 million for the Dan Sabia and the Dan Cisne to either KNOT Management or KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual fee for 2023 has been set at $0.08 million for the Recife Knutsen and the Fortaleza Knutsen and $0.04 million for the Dan Sabia and the Dan Cisne. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements continue indefinitely until terminated by either party after giving two months’ written notice, in the case of the Dan Sabia and Dan Cisne agreements or three months’ written notice, in the case of the Recife Knutsen and Fortaleza Knutsen agreements. The management and administration agreements also may be terminated by the owner or manager on terms similar to the technical management agreements.

Courses for Crew and Crewing Services

Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers, and as part of the seafarers competence training program the Partnership has purchased courses for seafarers on the vessels on time charter contracts. The cost is course fees for seafarers. We paid approximately $0.3 million in total fees with respect to this arrangement for the year ended December 31, 2022. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on our vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel. We paid approximately $0.2 million in total fees with respect to this arrangement for the year ended December 31, 2022.

Acquisition of the Tove Knutsen

In December 2020, we entered into a share purchase agreement pursuant to which we acquired KNOT’s 100% interest in KNOT 34, the company that owns the shuttle tanker, Tove Knutsen, for a purchase price of $117.8 million, less approximately $93.1 million of outstanding indebtedness related to the Tove Knutsen, plus approximately $0.8 million for certain capitalized fees related to the financing of the Tove Knutsen, minus customary working capital purchase price adjustments of $3.6 million. On the closing of the acquisition on December 31, 2020, KNOT 34 repaid approximately $6.9 million of the indebtedness, leaving an aggregate of approximately $86.3 million of debt outstanding under the secured credit facility related to the Tove Knutsen. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Tove Knutsen. Please read Note 23—Acquisitions in the consolidated financial statements included in this Annual Report.

Acquisition of the Synnøve Knutsen

On July 1, 2022, our wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT 35, the company that owns the shuttle tanker, Synnøve Knutsen, from KNOT. The purchase price was $119.0 million, less approximately $87.7 million of outstanding indebtedness related to the Synnøve Knutsen plus approximately $0.6 million for certain capitalized fees related to the financing of the vessel and customary working capital purchase price adjustments of $5.9 million. The purchase price was settled by way of a cash payment financed by cash on hand. The Conflicts Committee approved the acquisition of the Synnøve Knutsen. Please read Note 23—Acquisitions in the consolidated financial statements included in this Annual Report.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2022 and included in the consolidated financial statements. Please read Note 19—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended
December 31,
(U.S. Dollars in thousands)	2022
Statement of Operations Data:
Time charter and bareboat revenues:	$14,531
Operating expenses(1)	(25,892)
Voyage expenses and commissions	(59)
General and administrative expenses:	(2,190)
Total income (expenses)	$(13,610)
(1)	Includes fees paid pursuant to the management and administration agreements, the technical management agreements, courses for crew, crew and crewing services.

Payables to KNOT and KOAS were $0.3 million and $1.4 million, respectively, for the year ended December 31, 2022. In addition, included in trade accounts payable, trading balances due to KOAS were $0.8 million and trading balances due to KNOT were $1.0 million for the year ended December 31, 2022. Outstanding balances are settled on a monthly basis.

During the scheduled drydocking of the Windsor Knutsen and the Carmen Knutsen ballast water treatment systems were installed on the vessels. As of December 31, 2022, parts of the systems had been purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $1.15 million.

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

Distributions to KNOT

We have declared and paid aggregate quarterly distributions of $22.5 million and $22.3 million to KNOT in respect of the years ended December 31, 2022 and 2021, respectively.

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

Our Cash Distribution Policy

On January 11, 2023, we reduced our quarterly common unit distributions on our common units to $0.026 per unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels and strengthen our balance sheet.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.
●	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
●	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended with the approval of a majority of the outstanding common units.
●	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

●	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.
●	Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of March 30, 2023, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.
●	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—Risk Factors” for a discussion of these factors.

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

During the year ended December 31, 2022, the aggregate amounts of cash distributions paid to common unitholders was $70.4 million.

Class B Units

The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are equal to or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. As of March 30, 2023, 252,405 Class B Units remain outstanding.

During the year ended December 31, 2022, the aggregate amounts of cash distributions paid to the holder of Class B Units was $1.0 million.

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

During the year ended December 31, 2022, the aggregate amount of cash distributions paid to the holders of the Series A Preferred Units was $6.8 million.

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

March 13, 2019. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”
(4)	Management and Administration Agreements with respect to each of the Fortaleza Knutsen, Recife Knutsen, Dan Cisne and Dan Sabia and Technical Management Agreements with respect to each of the other vessels in our fleet. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements” and “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements”, respectively.
(5)	Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Hilda Loan Facility.”
(6)	Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Loan Facility.”
(7)	Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”
(8)	Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Cisne Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”
(9)	Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014, pursuant to which the Partnership guaranteed all amounts outstanding with respect to the Dan Sabia Facility. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$172.5 Million Secured Loan Facility.”
(10)	Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among KNOT Shuttle Tankers AS, Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$320 Million Term Loan Facility and $55 Million Revolving Credit Facility with DNB.”
(11)	Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tove Loan Facility” and “—Synnøve Loan Facility.”
(12)	Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tove Loan Facility.”
(13)	Accession Letter, dated July 1, 2022, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt— Synnøve Loan Facility.”

(14)	Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(15)	Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(16)	Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$345 Million Term Loan Facility”
(17)	Memorandum of Agreement, dated June 20, 2022, between Knutsen Shuttle Tankers 15 AS and Four Land (Panama) S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Sale and Leaseback.”
(18)	Bareboat Charter, dated June 20, 2022, between Four Land (Panama) S.A. and Knutsen Shuttle Tankers 15 AS. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Sale and Leaseback.”
(19)	Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”
(20)	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016, the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017 and the Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017.
(21)	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto.
(22)	Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP.
(23)	Share Purchase Agreement, dated June 28, 2022, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Synnøve Knutsen.”
(24)	At-the-Market Issuance Sales Agreement, dated August 26, 2021, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

D. Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in the Republic of the Marshall Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Partnership, or the remittance of distributions, interest or other payments to non-resident and non-citizen holders of our securities.

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

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans, individual retirement accounts, persons who own (actually or constructively) 10% or more of the vote or value of our equity, or former citizens or long-term residents of the United States), persons who hold the units as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or current or prospective unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below.

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

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in such common units. The U.S. Holder’s initial tax basis in its common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed above under “—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Any such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election ( an “Electing Holder”), then, for U.S. federal income tax purposes, the Electing Holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which the Electing Holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits.

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

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such common units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a “Non-U.S. Holder.” If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

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

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of common units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected gain of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional U.S. branch profits tax at a rate of 30% (or, if applicable, a lower treaty rate). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and they meet certain other requirements.

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

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our common units.

Non-United States Tax Considerations

Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to KNOT Offshore Partners LP.

Marshall Islands Tax Consequences

Because we and our subsidiaries currently do not and assuming we continue not to carry on business or conduct transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law, unitholders that are neither citizens nor residents of the Marshall Islands and that do not maintain offices in nor carry on business or conduct transactions or operations in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to them as unitholders. In addition, such unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of the Marshall Islands to file Marshall Islands tax returns relating to their ownership of common units.

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

J. Annual Report to Security Holders

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

Our policy is to economically hedge part of our exposure to interest rate fluctuations by entering into new interest rate swap contracts when suitable opportunities arise and within boundaries deemed appropriate by management.

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

As of December 31, 2022, we were party to interest rate swap contracts with a combined notional amount of approximately $451.2 million. Under the terms of the interest rate swap contracts, we receive LIBOR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.71% per annum and 2.90% per annum for all periods. The interest rate swap contracts mature between September 2023 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2022 are as follows:

	December 31, 2022
	Notional	Fair Value
(U.S. Dollars in thousands)	Amount	(liability)
Interest rate swap contracts	$451,230	$29,448

As of December 31, 2022 the Partnership’s net exposure to floating interest rate fluctuations was approximately $372.5 million based on total interest-bearing contractual obligations of $1,062.6 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $191.3 million, less interest rate swaps of $451.2 million and less cash and cash equivalents of $47.6 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $3.7 million on an annual basis as of December 31, 2022. Please read Note 10—Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

As of December 31, 2022, we had not entered into any foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2022 and 2021, thirteen and nine customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

As of December 31, 2022, we were in compliance with all covenants under our debt agreements.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2022.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2022.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young AS (PCAOB ID: 1572), an independent registered public accounting firm, as stated in its report which appears on page F-5 of our consolidated financial statements.

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

Item 16B. Code of Ethics

The KNOT Offshore Partners LP Code of Business Conduct and Ethics applies to all of our employees, officers and directors. This document is available under the “Governance” tab in the “Investors” section of our website www.knotoffshorepartners.com . We intend to disclose, under this tab of our website, any waivers to or amendments of the KNOT Offshore Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2022 was Ernst & Young AS (PCAOB ID: 1572) Oslo, Norway.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2022 and 2021.

Fees Incurred by the Partnership for Ernst & Young AS’ Services:

	2022	2021
Audit Fees	$598,344	$687,309
Audit‑Related Fees	—	—
Tax Fees	3,720	3,476
	$602,064	$690,786

Audit Fees

Audit fees for 2022 and 2021 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees for 2022 and 2021 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

Tax fees for 2022 and 2021 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements listed below and set forth on pages F-1 through F-47, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

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
1.2

Fourth Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of September 10, 2021 (incorporated by reference to Exhibit 3.2 of the registrant’s Report on Form 8-A/A filed on September 10, 2021)

2.1

Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2021 filed on March 7, 2022)

4.1

Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.2

Exchange Agreement, dated September 7, 2021, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 7, 2021)

4.3

Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.4

Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.5

Amendment No. 2 to the Administrative Services Agreement, dated November 28, 2018, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.6

Amendment No. 3 to the Administrative Services Agreement, dated March 13, 2019, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.5 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.7

Form of Ship Management Agreement, dated October 28, 2010, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-186947), filed on February 28, 2013)

4.8

Form of Ship Management Agreement, dated May 13, 2014, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, as amended (incorporated by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.9

Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on August 10, 2017)

4.10

Facility Agreement, dated November 8, 2017, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2017 filed on April 25, 2018)

4.11

Senior Secured Credit Facilities Agreement, dated April 3, 2014, among KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.15 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

Exhibit Number	Description
4.12

Accession Letter, dated December 15, 2014, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited (incorporated by reference to Exhibit 4.16 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2014 filed on March 25, 2015)

4.13

Letter Agreement, dated June 15, 2015, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers 20 AS and Sumitomo Mitsui Banking Corporation Europe Limited, relating to the Accession Letter, dated December 15, 2014 (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 29, 2015)

4.14

Term Loan and Revolving Credit Facilities Agreement, dated September 4, 2018, among KNOT Shuttle Tankers AS, Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 4, 2018)

4.15

Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.22 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.16

Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. (incorporated by reference to Exhibit 4.23 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.17*

Accession Letter, dated July 1, 2022, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd.

4.18

Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021 (incorporated by reference to Exhibit 4.24 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.19†

Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. (incorporated by reference to Exhibit 4.25 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.20

Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 2, 2021)

4.21

Memorandum of Agreement, dated June 20, 2022, between Knutsen Shuttle Tankers 15 AS and Four Land (Panama) S.A. (incorporated by reference to Exhibit 4.2 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.22†

Bareboat Charter, dated June 20, 2022, between Four Land (Panama) S.A. and Knutsen Shuttle Tankers 15 AS (incorporated by reference to Exhibit 4.3 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.23

Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman (incorporated by reference to Exhibit 4.25 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.24

Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 6, 2016)

4.25

Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.26

First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.27

Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017, between KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on May 17, 2017)

Exhibit Number	Description
4.28

Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 30, 2017)

4.29

Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.30

Share Purchase Agreement, dated June 28, 2022, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.31

At-the-Market Issuance Sales Agreement, dated August 26, 2021, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.1 to the registrant’s report on Form 6-K filed on August 26, 2021)

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

Date: March 30, 2023

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP (the Partnership) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2023, expressed an unqualified opinion thereon.

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

Acquisition of KNOT Shuttle Tankers 35 AS
Description of the Matter

As disclosed in Note 23 to the consolidated financial statements, during July 2022, the Partnership completed its acquisition of KNOT Shuttle Tankers 35 AS for a total consideration of $119.0 million, less $87.7 million of outstanding indebtedness.  Substantially all of the fair value of the gross assets acquired was concentrated in the Synnøve Knutsen (the “Synnøve” or “vessel”) shuttle tanker. The transaction was accounted for as an asset acquisition.

Auditing the Partnership's accounting for its acquisition of KNOT Shuttle Tankers 35 AS was complex due to the significant judgment and estimation in the Partnership’s determination of the fair value of the Synnøve of $119 million. The Partnership used a discounted cash flow to measure the fair value of the vessel. The significant assumptions used to estimate the fair value of the vessel included discount rate, forecasted time charter rates, vessel useful life, vessel utilization, operating expenses, residual value, and expected costs of drydockings.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Partnership's accounting for the acquisition, including controls over the valuation model and significant inputs to the valuation of the acquired vessel.

To test the fair value of the vessel, with the assistance of our valuation specialists, we performed audit procedures that included, among others, evaluating the appropriateness of the valuation methodology applied in accordance with ASC 820, including the mathematical accuracy and discount rate used in the model. We further evaluated the competence and objectivity of the Partnership’s financial advisor. We compared forecasted time charter rates to the current contractual period achieved by the vessel and with historical charter rates. We evaluated market and economic factors related to future demand and supply for shuttle tankers which were incorporated into forecasted charter rates. We evaluated the vessel useful life against similar vessels within the Partnership’s fleet and to peer averages and we compared the expected costs of drydocking estimates to budgets and historical costs. We further evaluated average utilization against the relevant market conditions and the historical rates and planned drydocks. We also evaluated operating expenses and the future periods inflation adjustment against historical operating expenses incurred by similar vessels within the Partnerships fleet and historical inflation rates. We recalculated the residual value based on the steel market prices based on steel scrap for comparable vessels.

Vessel impairment
Description of the Matter

The carrying value of the Partnership’s vessels was $1,631 million as of December 31, 2022, which is approximately 94% of total assets. As explained in Note 2(n) to the consolidated financial statements, the Partnership assesses vessels for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If impairment indicators are identified, the Partnership compares the undiscounted cash flows expected to be generated by that vessel to the carrying value. If the carrying value of the vessel is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Management identified events or changes in circumstances which indicated the carrying value of two vessels may not be recoverable. Management conducted an undiscounted cashflow analysis (“recoverability test”) for the vessels and on that basis concluded that their carrying values were recoverable as of December 31, 2022.

Auditing the Partnership’s recoverability test was complex due to the significant estimation uncertainty and judgement in forecasting the vessel’s undiscounted cash flows. The significant assumptions used in the cash flow estimates included the estimation of daily charter rates, vessel utilization and the costs of future drydockings.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Partnership’s impairment assessment process, including controls over management's review of the significant assumptions described above.

To test the significant assumptions, we performed audit procedures that included, among others, analyzing management’s recoverability test by comparing the methodology used against accounting guidance under ASC 360 and practices common in the industry. We tested the reasonableness of estimated daily charter rates by comparing them to current time charter contracts, third party analyst reports developed by an independent market research firm, recent shuttle tanker tender activity undertaken by the Partnership and historical charter rate information.

We assessed whether the vessel utilization assumptions were reasonable based on historical utilization of the Partnership’s vessels. We also reviewed market reports and analyzed how the economic factors such as future demand and supply for shuttle tankers have been incorporated in the charter rates. We compared the estimated costs of future drydocking estimates to budgets and to historical drydocking costs adjusted for factors such as inflation and planned future installations. We also assessed the adequacy of the vessel impairment disclosures as included in Note 2(n) and Note 14 of the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Partnership’s auditor since 2013.

Oslo, Norway

March 30, 2023

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited KNOT Offshore Partners LP’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, KNOT Offshore Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Partnership and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway

March 30, 2023

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations

For the Years Ended December 31, 2022, 2021 and 2020

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2022	2021	2020
Operating revenues: (Notes 2(e), 5 and 19)
Time charter and bareboat revenues	$262,797	$269,306	$278,581
Voyage revenues	4,689	—	—
Loss of hire insurance recoveries (Notes 2(t) and 8)	758	11,450	—
Other income	341	373	641
Total revenues (Notes 2(e), 5, 6, 7 and 19)	268,585	281,129	279,222
Operating expenses:
Vessel operating expenses (Note 2(e), and 19)	86,032	72,114	61,005
Voyage expenses and commission	2,814	—	—
Depreciation (Note 14)	107,419	99,559	89,743
Impairment (Note 14)	—	29,421	—
General and administrative expenses	6,098	6,461	5,392
Total operating expenses	202,363	207,555	156,140
Operating income	66,222	73,574	123,082
Finance income (expense): (Note 2(f) and 19)
Interest income	822	2	125
Interest expense (Note 9(a))	(42,604)	(28,065)	(31,645)
Other finance expense (Note 9(b))	(628)	(1,011)	(705)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	35,510	9,960	(25,679)
Net gain (loss) on foreign currency transactions	220	(96)	57
Total finance expense	(6,680)	(19,210)	(57,847)
Income before income taxes	59,542	54,364	65,235
Income tax benefit (Note 2(r) and 18)	(875)	(488)	(10)
Net income	$58,667	$53,876	$65,225
Series A Preferred unitholders’ interest in net income	$6,800	$6,900	$7,200
General Partner’s interest in net income	951	862	1,072
Limited Partners’ interest in net income	50,916	46,114	56,953
Earnings per unit (Basic): (Note 21)
Common unit (basic)	$1.48	$1.38	$1.74
Class B unit (basic)	$1.48	$2.62	$—
General Partner unit (basic)	$1.48	$1.38	$1.74
Earnings per unit (Diluted): (Note 21)
Common unit (diluted)	$1.48	$1.38	$1.74
Class B unit (diluted)	$1.48	$2.62	$—
General Partner unit (diluted)	$1.48	$1.38	$1.74

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2022, 2021 and 2020

(U.S. Dollars in thousands)

	Year Ended December 31,
	2022	2021	2020
Net income	$58,667	$53,876	$65,225
Other comprehensive income, net of tax	—	—	—
Comprehensive income	$58,667	$53,876	$65,225

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2022 and 2021

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	At December 31, 2022	At December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents (Notes 2(g) and 11)	$47,579	$62,293
Amounts due from related parties (Note 19(c))	1,998	2,668
Inventories (Notes 2(i) and 13)	5,759	3,306
Derivative assets (Notes 2(q), 10 and 11)	15,070	—
Other current assets (Notes 2(j), 12 (a) and 12(b))	15,528	5,626
Total current assets	85,934	73,893

Long-term assets:
Vessels, net of accumulated depreciation (Notes 2(k), 2(l), 2(m), 14 and 19(e))	1,631,380	1,598,106
Right-of-use assets (Note 6)	2,261	2,742
Intangible assets, net (Notes 2(o) and 15(a))	—	75
Derivative assets (Notes 2(q), 10 and 11)	14,378	1,015
Accrued income	—	1,450
Total Long-term assets	1,648,019	1,603,388
Total assets	$1,733,953	$1,677,281

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 19(d))	$4,268	$3,872
Accrued expenses (Note 16)	10,651	6,429
Current portion of long-term debt (Note 11 and 17)	369,787	88,578
Current lease liabilities (Note 6)	715	648
Current portion of derivative liabilities (Notes 2(q), 10 and 11)	—	6,754
Income taxes payable (Notes 2(r) and 18)	699	548
Current portion of contract liabilities (Notes 2(o) and 15(b))	651	1,518
Prepaid charter (Notes 2(s))	1,504	6,186
Amount due to related parties (Note 19(c))	1,717	1,424
Total current liabilities	389,992	115,957

Long-term liabilities:
Long-term debt (Notes 2(p), 11 and 17)	686,601	878,548
Lease liabilities (Note 6)	1,546	2,093
Derivative liabilities (Notes 2(q), 10 and 11)	—	4,260
Contract liabilities (Notes 2(o), and 15(b))	—	651
Deferred tax liabilities (Notes 2(r) and 18)	424	228
Deferred revenues (Note 2(e))	3,178	2,529
Total long-term liabilities	691,749	888,309
Total liabilities	1,081,741	1,004,266
Commitments and contingencies (Notes 2(t) and 20)
Series A Convertible Preferred Units (Notes 21 and 22)	84,308	84,308
Equity:
Partners’ capital:
Common unitholders: 34,045,081 and 33,708,541 units issued and outstanding at December 31, 2022 and 2021, respectively	553,922	568,762
Class B unitholders: 252,405 and 588,945 units issued and outstanding at December 31, 2022 and 2021, respectively	3,871	9,453
General partner interest: 640,278 units issued and outstanding at December 31, 2022 and 2021, respectively	10,111	10,492
Total partners’ capital	567,904	588,707
Total liabilities and equity	$1,733,953	$1,677,281

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners’ Capital

For the Years Ended December 31, 2022, 2021 and 2020

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at December 31, 2019	$611,241	$—	$11,155	$—	$622,396	$89,264
Net income	56,953	—	1,072	—	58,025	7,200
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,804)	—	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2020	$597,390	$—	$10,895	$—	$608,285	$89,264
Net income	45,466	648	862	—	46,976	6,900
Conversion of preferred units to common units	4,856	—	—	—	4,856	(4,856)
Net proceeds from issuance of General Partner units	—	—	451	—	451	—
IDR Exchange	(10,079)	10,463	(384)	—	—	—
Net proceeds from ATM program	525	—	—	—	525	—
Conversion of Class B units to common units (1)	1,308	(1,308)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,704)	(350)	(1,332)	—	(72,386)	(7,000)
Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income	50,297	619	951	—	51,867	6,800
Conversion of Class B units to common units (1)	5,238	(5,238)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,375)	(963)	(1,332)	—	(72,670)	(6,800)
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of December 31, 2021, 84,135 of the Class B Units had been converted to common units. As of December 31, 2022, an additional 336,540 of the Class B Units had been converted to common units.

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022, 2021 and 2020

(U.S. Dollars in thousands)

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021	2020
OPERATING ACTIVITIES
Net income(1)	$58,667	$53,876	$65,225
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	107,419	99,559	89,743
Impairment	—	29,421	—
Amortization of contract intangibles / liabilities	(1,442)	(912)	(912)
Amortization of deferred debt issuance cost	2,692	3,519	2,503
Drydocking expenditure	(17,614)	(4,235)	(2,724)
Income tax expense	875	488	10
Income taxes paid	(422)	(83)	(87)
Unrealized (gain) loss on derivative instruments	(38,490)	(20,054)	22,042
Unrealized (gain) loss on foreign currency transactions	49	13	(507)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	723	3,058	(3,039)
Decrease (increase) in inventories	(2,163)	(653)	(225)
Decrease (increase) in other current assets	(9,689)	(117)	(1,865)
Decrease (increase) in accrued revenue	1,450	1,418	1,108
Increase (decrease) in trade accounts payable	251	18	700
Increase (decrease) in accrued expenses	3,528	1,048	(1,859)
Increase (decrease) prepaid charter	(4,682)	763	(1,469)
Increase (decrease) in amounts due to related parties	(210)	(716)	597
Net cash provided by operating activities	100,942	166,411	169,241

INVESTING ACTIVITIES
Additions to vessel and equipment	(3,309)	(11,536)	(339)
Acquisition of Synnøve Knutsen (net of cash acquired)	(32,205)	—	—
Acquisition of Tove Knutsen (net of cash acquired)	—	—	(21,094)
Net cash used in investing activities	(35,514)	(11,536)	(21,433)

FINANCING ACTIVITIES
Proceeds from long-term debt (Note 17)	167,000	444,300	33,000
Repayment of long-term debt (Note 17)	(166,609)	(505,822)	(92,834)
Payment of debt issuance cost	(889)	(5,215)	(90)
Cash distributions	(79,470)	(79,386)	(79,336)
Net proceeds from issuance of General Partner units	—	451	—
Net proceeds from public offering	—	525	—
Net cash used in financing activities	(79,968)	(145,147)	(139,260)
Effect of exchange rate changes on cash	(174)	(18)	510
Net increase (decrease) in cash and cash equivalents	(14,714)	9,710	9,058
Cash and cash equivalents at the beginning of the period	62,293	52,583	43,525
Cash and cash equivalents at the end of the period	$47,579	$62,293	$52,583
(1)	Included in net income is interest paid amounting to $37.3 million, $25.1 million and $31.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

As of December 31, 2022, the Partnership had a fleet of eighteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen and the Synnøve Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2023 and 2027. Please see Note 6—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

On July 1, 2022, the Partnership's wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 35 AS, the company that owns the Synnøve Knutsen, from KNOT. The acquisition of the Synnøve Knutsen was accounted for as an acquisition of an asset. As a result, the Partnership has recorded the results of operations of the Synnøve Knutsen in its consolidated statement of operations from July 1, 2022. See Note 23—Acquisitions.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any debt or equity financings, including net proceeds from sales under its ATM program. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows, working capital requirements and ongoing obligations under the Partnership’s lease obligations and financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units assuming the Partnership is able to timely refinance its maturing credit facilities on similar terms as its existing facilities. Accordingly, as of March 30, 2023, the Partnership believes that its current resources are sufficient to meet working capital requirements and other cash requirements for its current business for at least the next twelve months. See Note 17—Long-Term Debt.

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

Dependent on the facts and circumstances, the assessment of a transaction may be considered the acquisition of an asset, when substantially all of the fair value of assets acquired is concentrated in a single identifiable asset, rather than a business combination. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquisition related costs are capitalized as a component of the assets acquired. See Note 23—Acquisitions.

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

(e) Revenues and Operating Expenses

The Partnership’s time charter contracts include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customers. The lease element is accounted for as an operating lease on a straight-line basis over the term of the charter, while the non-lease service element consisting of the operation of the vessel is recognized over time as the services are delivered. Revenue from time charters is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the contract period. Under bareboat charters, the Partnership provides a specified Vessel for a fixed period of time at a specified day rate and the Partnership recognizes revenues from bareboat charters as operating leases on a straight-line basis over the term of the charter. Where the term of the contract is based on the duration of a single voyage, the Partnership evaluates whether the voyage contain leases and, if so, recognizes lease revenue as described above, and if not, recognizes revenue in accordance with ASC 606 upon the satisfaction of the performance obligations in the contract on a load-to-discharge basis.

In connection with the installation of the volatile organic compound emissions ("VOC") control equipment on the Bodil Knutsen, the Partnership is receiving a grant to compensate for expenses incurred in relation to the retrofit of the vessel, the installation of the equipment and maintenance and operation of the unit. These grants or contributions are recorded as deferred revenue when they are received. The deferred revenue is recognized as other income over the useful life of the related asset.

Voyage expenses are all expenses unique to a particular voyage, including commissions to third parties, bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are paid by the customer under time charter and bareboat charters. Voyage expenses are paid by the Partnership for spot contracts and during periods of off-hire and are recognized when incurred.

Vessel operating expenses include commissions, crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Partnership for time charters, spot contracts and during off-hire and are recognized when incurred.

The Partnership directly employs one onshore employee and no seagoing employees. Related parties have provided the management services for the Vessels and employ the crews that work on the Vessels. The Partnership is not liable for any pension or post-retirement benefits. See Note 19—Related Party Transactions.

(f) Financial Income (Expense)

Other finance expense includes external bank fees and commitment fees paid on undrawn revolving credit facility.

(g) Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(h) Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Time charter and bareboat charter contracts require customers to pay in advance of the period of hire. See Note 2(s)—Prepaid Charter.

The allowance for expected credit losses is the Partnership’s best estimate of the expected credit losses over the remaining lives of the assets. Expected credit losses are estimated using historical credit loss experience, relevant available information, from internal and external sources, relating to current conditions and reasonable and supportable forecasts of economic conditions impacting the collectability of the assets. There was no allowance for expected credit loss or amounts written off against the allowance as of December 31, 2022 and 2021.

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

The intangible for the above market value of the time charter contract associated with the Tordis Knutsen was amortized to time charter revenue on a straight-line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date and which expired in December 2021. The intangible for the above market value of the time charter contract associated with the Vigdis Knutsen was amortized to time charter revenue on a straight-line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date and which expired in March 2022.

The unfavorable contractual rights for charters associated with Foraleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight-line basis over the 12 years’ contract period that expire in March 2023 and August 2023, respectively.

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

(r) Income Taxes

Historically, part of the Partnership’s activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject to the Norwegian Tonnage Tax Regime (the “tonnage tax regime”). Under the tonnage tax regime, tax is based on the tonnage of the vessel, and not operating income. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the consolidated statements of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses, while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated statements of operations. See Note 18—Income Taxes.

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

(v) Recently Adopted Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-06 Debt-Debt with conversion and other options (subtopic 470-20) and Derivatives and Hedging-contracts in entity’s own equity (subtopic 815-40): Accounting for convertible instruments and contracts in an entity’s own equity that simplifies an issuer’s accounting for convertible instruments and its application of the derivatives scope exception for contracts in its own equity. The new guidance eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features with respect to accounting for convertible instruments. Further the ASU simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Entities are required to use the if-converted method for all convertible instruments in the diluted EPS calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. The new guidance did not materially impact the Partnership.

(w) New Accounting Standards Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to de-designate the relationship.

The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The FASB included a sunset provision within Topic 848 based on expectations of when the LIBOR would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (“FCA”) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022 – 12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-months tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because of the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in Update 2022-06 defer the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swap contracts that reference LIBOR. The Partnership has determined that the reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. For existing contracts, the Partnership is currently having discussions with its lending banks and the counterparties to the Partnership’s interest rate swap contracts to ensure that its contracts are renegotiated in time for the LIBOR discontinuation date of June 30, 2023. It is the Partnership’s view, that the Partnership will transition to the alternative reference rate, the Secured Overnight Financing Rate (“SOFR”), in accordance with the LIBOR discontinuation date. As of December 31, 2022, the Partnership has not made any contract modifications to replace the reference rate in any of its agreements and concluded that there was no impact to its consolidated financial statements.

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

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”), which entitled KNOT to increasing percentages of the cash the Partnership distributed in excess of $0.43125 per unit per quarter.
(iii)	The Partnership issued 349,694 general partner units to the General Partner representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs were expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) were used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The remainder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

●	An Administrative Services Agreement with KNOT UK, pursuant to which:
●	KNOT UK agreed to provide to the Partnership administrative services; and
●	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);
●	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;
●	A Contribution and Sale Agreement with KNOT pursuant to which the Partnership acquired the entities that comprised its initial fleet;
●	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and
●	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:
●	To what extent the Partnership and KNOT may compete with each other;

●	The Partnership’s option to purchase the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT;
●	Certain rights of first offer on shuttle tankers operating under charters of five or more years;
●	The provision of certain indemnities to the Partnership by KNOT; and
●	KNOT’s guarantee of the payment of the hire rate under the original Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2022.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding Company
KNOT Shuttle Tankers AS	Norway	Holding Company
KNOT Shuttle Tankers 12 AS	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers XII KS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers XII AS	Norway	General partner of Knutsen Shuttle Tankers XII KS
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 20 AS	Norway	Owner of the Dan Cisne
KNOT Shuttle Tankers 21 AS	Norway	Owner of the Dan Sabia
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen
Knutsen Shuttle Tankers 19 AS	Norway	Owner of the Raquel Knutsen
KNOT Shuttle Tankers 24 AS	Norway	Owner of the Tordis Knutsen
KNOT Shuttle Tankers 25 AS	Norway	Owner of the Vigdis Knutsen
KNOT Shuttle Tankers 26 AS	Norway	Owner of the Lena Knutsen
KNOT Shuttle Tankers 32 AS	Norway	Owner of the Brasil Knutsen
KNOT Shuttle Tankers 30 AS	Norway	Owner of the Anna Knutsen
KNOT Shuttle Tankers 34 AS	Norway	Owner of the Tove Knutsen
KNOT Shuttle Tankers 35 AS	Norway	Owner of the Synnøve Knutsen

5) Significant Risks and Uncertainties Including Business and Credit Concentrations

The Partnership’s operational results are dependent on the worldwide market for shuttle tankers and the ability of the Partnership to timely enter into customer charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates we may be able to achieve might vary over time. The market today is mainly dependent upon four factors: the supply of vessels, the demand for vessels and oil, the long-term oil price outlook and overall growth in the world economy. The general supply of vessels is impacted by the number of newbuilds, the removal of older vessels from the market and legislation that may limit the use of older vessels or new standards for vessels used in specific trades.

As of December 31, 2022, all of the Partnership’s Vessel crews, which are employed through KOAS were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its trade receivables during the years ended December 31, 2022, 2021 and 2020.

The following table presents time charter and bareboat revenues and percentage of revenues for material customers that accounted for more than 10% of the Partnership’s revenues during the years ended December 31, 2022, 2021 and 2020. All of these customers are subsidiaries of major international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2022		2021		2020
Eni Trading and Shipping S.p.A.	$36,256	14%	$43,823	16%	$44,175	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	45,975	17%	45,115	17%	45,235	16%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	37,571	14%	37,030	14%	33,947	12%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	12,546	5%	59,825	22%	76,959	28%
Galp Sinopec Brasil Services BV	$16,621	6%	$35,622	13%	$35,684	13%

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

The following table presents the Partnership’s revenues by time charter, bareboat charters and other revenues for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021	2020
Time charter revenues (service element included)	$216,822	$224,191	$233,346
Bareboat revenues	45,975	45,115	45,235
Total time charter and bareboat revenues	262,797	269,306	278,581
Other revenues (voyage revenues, loss of hire insurance recoveries and other income)	5,788	11,823	641
Total revenues	$268,585	$281,129	$279,222

See Note 2(l)—Right-of-use assets and lease liabilities.

As of December 31, 2022, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including the service element of time charters, but excluding unexercised customer option periods and excluding any contracted revenues signed after December 31, 2022):

(U.S. Dollars in thousands)
2023	$183,049
2024	142,357
2025	131,472
2026	72,342
2027 and thereafter	14,536
Total	$543,756

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

The Partnership’s fleet as of December 31, 2022 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”). The Partnership agreed commercial terms for a new three-year time charter contract for the vessel with the existing charterer to commence directly upon expiration of the existing bareboat charter. The new charter was signed on March 28, 2023 and commenced on March 30, 2023. The vessel is now fixed until March 2026;
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro. The Partnership agreed commercial terms for a new three-year time charter contract for the vessel with the existing charterer to commence directly upon expiration of the existing bareboat charter. The new charter is expected to be signed in April 2023 and commence on or around August 3, 2023. Once signed, the vessel will be fixed until August 2026;
●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, that expires on or around December 31, 2023, or at such time as the vessel is to be delivered to Equinor, if earlier. The vessel will commence on a new time charter contract with Equinor in the fourth quarter of 2023 or the first quarter of 2024. The new charter is for a fixed period of two years with options for the charterer to extend the charter by two further one-year periods;
●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter with Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), that expires in January 2024, with a charterer’s option to extend one year. The vessel will commence on a new time charter contract with Equinor in fourth quarter of 2024 or the first quarter of 2025. The new charter is for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods;
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2024, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”), with options to extend until January 2026;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a rolling charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT and which expires in January 2024 unless terminated by either party on giving not less than 30 days’ notice;

●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, that expires on or around December 31, 2023;
●	the Dan Cisne, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in September 2023 with Transpetro;
●	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in January 2024 with Transpetro;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with Altera that expires in January 2024. The vessel has a time charter contract with Eni that will commence in January 2024 for a fixed period of three years, with Eni having options to extend the charter by up to three further years;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options to extend until June 2030;
●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter with a subsidiary of the French oil major TotalEnergies that expires in June 2023, at which time the vessel is expected to be delivered to Shell to commence on a three-year time charter contract;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 that is operating under a time charter with China Offshore Oil (Singapore) that expires in the third quarter of 2023, at which time the vessel is expected to be delivered to Shell to commence on a three-year time charter contract;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with TotalEnergies that expires in August 2023, at which time the vessel is expected to be delivered to Shell to commence on a three-year time charter contract;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Petrogal S.A. that expires in November 2023;
●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with TotalEnergies that expires in April 2024 with options to extend for up to one two-year period and one one-year period;
●	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in November 2027 with Equinor, with options to extend until November 2040; and
●	the Synnøve Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in February 2027 with Equinor, with options to extend until February 2042.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of December 31, 2022, the right-of-use asset and lease liability for operating leases was $2.3 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for 2022 was $0.7 million. As of December 31, 2022, the weighted average discount rate for the operating leases for the portfolio excluding Synnøve Knutsen was 2.3% and was 4.3% for the Synnøve Knutsen alone. The rate was determined using the expected incremental borrowing rate for a loan facility of similar term. As of December 31, 2022, the weighted average remaining lease terms are 3.1 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of December 31, 2022 is as follows:

(U.S. Dollars in thousands)
2023	$762
2024	762
2025	762
2026	62
2027 and thereafter	—
Total	$2,348
Less imputed interest	87
Carrying value of operating lease liabilities	$2,261

7) Segment Information

The Partnership has one reportable segment, the shuttle tanker market. At December 31, 2022 the Partnership’s fleet operated under twelve time charters and four bareboat charters. At December 31, 2021, the Partnership’s fleet operated under thirteen time charters and four bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the Partnership’s consolidated revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Insurance Proceeds

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are recognized when the proceeds are received. As of December 31, 2022 and 2021, the Partnership had open insurance claims for hull and machinery recoveries of $2.1 million and $0.1 million, respectively, which were recorded as part of Other current asset. See Note 12(b)—Other Current Asset.

As of December 31, 2021, loss of hire proceeds of $11.5 million related to the Windsor Knutsen, the Tove Knutsen and the Tordis Knutsen were recognized as a component of total revenues, since day rates are recovered under the terms of the policy.

As of December 31, 2022, loss of hire proceeds of $0.8 million related to the Vigdis Knutsen were recognized as a component of the total revenues, since day rates are recovered under the terms of the policy.

9) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest expense as reported in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021	2020
Interest expense	$39,912	$24,546	$29,142
Amortization of debt issuance cost and fair value of debt assumed	2,692	3,519	2,503
Total interest expense	$42,604	$28,065	$31,645

(b) Other Finance Expense

The following table presents the components of other finance expense for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021	2020
Bank fees, charges	$294	$463	$441
Commitment fees	334	548	264
Total other finance expense	$628	$1,011	$705

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

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”) based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change a portion of the Partnership's total variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of December 31, 2022 and 2021, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $451.2 million and $462.3 million, respectively. As of December 31, 2022 and 2021, the carrying amount of the interest rate swap contracts was a net asset of $29.4 million and a net liability of $10.0 million, respectively. See Note 11—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure where possible. To meet this objective, the Partnership at times has entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021	2020
Realized gain (loss):
Interest rate swap contracts	$(2,478)	$(10,094)	$(3,528)
Foreign exchange forward contracts	(502)	—	(109)
Total realized gain (loss):	(2,980)	(10,094)	(3,637)
Unrealized gain (loss):
Interest rate swap contracts	38,490	20,054	(21,795)
Foreign exchange forward contracts	—	—	(247)
Total unrealized gain (loss):	38,490	20,054	(22,042)
Total realized and unrealized gain (loss) on derivative instruments:	$35,510	$9,960	$(25,679)

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and December 31, 2021. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2022		December 31, 2021
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents	$47,579	$47,579	$62,293	$62,293
Current derivative assets:
Interest rate swap contracts	15,070	15,070	—	—
Non-current derivative assets:
Interest rate swap contracts	14,378	14,378	1,015	1,015
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	—	—	6,754	6,754
Non-current derivative liabilities:
Interest rate swap contracts	—	—	4,260	4,260
Long-term debt, current and non-current	$1,062,647	$1,035,740	$974,596	$974,596

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $6.3 million and $7.5 million as of December 31, 2022 and 2021, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2022 and 2021 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2022 and 2021 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 2.7 years and 3.4 years, as of December 31, 2022 and 2021, respectively), (2) the notional amount of the swap contract (ranging from $3.6 million to $33.6 million as of December 31, 2022 and ranging from $5.2 million to $37.5 million as of December 31, 2021), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% for the contracts as of December 31, 2022 and 2021).
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2022 and December 31, 2021:

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2022	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$47,579	$47,579	$—	$—
Current derivative assets:
Interest rate swap contracts	15,070	—	15,070	—
Non-current derivative assets:
Interest rate swap contracts	14,378	—	14,378	—
Financial liabilities:
Non-current derivative liabilities:
Long-term debt, current and non-current	$1,062,647	$—	$1,035,740	$—

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2021	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$62,293	$62,293	$—	$—
Non-current derivative assets:
Interest rate swap contracts	1,015	—	1,015	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	6,754	—	6,754	—
Non-current derivative liabilities:
Interest rate swap contracts	4,260	—	4,260	—
Long-term debt, current and non-current	$974,596	$—	$974,596	$—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of December 31, 2022 and December 31, 2021.

12) Trade Accounts Receivable and Other Current Assets

(a) Trade Accounts Receivable

Trade accounts receivable are presented as part of Other current assets, see Note 12(b)—Other Current Assets. Trade accounts receivable are presented net of provisions for expected credit loss. As of December 31, 2022 and 2021, there was no provision for expected credit loss.

(b) Other Current Assets

Other current assets consist of the following:

(U.S. Dollars in thousands)	At December 31, 2022	At December 31, 2021
Trade receivables	$7,662	$—
Trade receivables due from KNOT and affiliates (see Note 19(d))	1,405	—
Insurance claims for recoveries (see Notes 8 and 20)	2,112	124
Refund of value added tax	1,173	1,805
Prepaid expenses	1,311	1,158
Other receivables	1,865	2,539
Total other current assets	$15,528	$5,626

13) Inventory

The following table presents the inventory as of December 31, 2022 and December 31, 2021:

(U.S. Dollars in thousands)	At December 31, 2022	At December 31, 2021
Lubricating oil	$3,245	$2,683
Bunkers	2,514	623
Total inventory	$5,759	$3,306

14) Vessels and Equipment

	Vessels &	Accumulated	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	write down	Net Vessels
Vessels, December 31, 2020	$2,250,053	$(541,267)	$—	$1,708,786
Additions(1)	14,065	—	—	14,065
Drydock costs	4,235	—	—	4,235
Disposals	(2,641)	2,641	—	—
Depreciation and write down for the period (2)	—	(99,559)	(29,421)	(128,980)
Vessels, December 31, 2021	$2,265,712	$(638,185)	$(29,421)	$1,598,106
Additions (3)	120,946	—	—	120,946
Drydock costs	19,747	—	—	19,747
Disposals	(17,790)	17,790	—	—
Depreciation and write down for the period	—	(107,419)	—	(107,419)
Vessels, December 31, 2022	$2,388,615	$(727,814)	$(29,421)	$1,631,380

As of December 31, 2022 and 2021, Vessels with a book value of $1,631 million and $1,598 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 17—Long-Term Debt.

(1)	During the scheduled second renewal survey drydocking of the Bodil Knutsen a ballast water treatment system was installed on the vessel at a cost $6.7 million. An advanced Volatile Organic Compounds (VOC) recovery system was also installed on the Bodil Knutsen during the fourth quarter of 2021 at a cost of $7.3 million. Although the Partnership initially funded the installation costs of the VOC recovery system, such costs are expected to be recoverable by the Partnership up to an agreed budget, with interest, from the VOC Industry Co-operation Norwegian Sector (“VOCIC Norway”) over a seven-year period. A separate agreement is also in place that allows the Partnership to recover costs from VOCIC Norway related to the ongoing operation of the VOC plant onboard the vessel.
(2)	The carrying value of the Windsor Knutsen was written down to its estimated fair value as of June 30, 2021.
(3)	On July 1, 2022, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 35 AS, the company that owns and operates the Synnøve Knutsen. This acquisition was accounted for as an acquisition of assets. See Note 23—Acquisitions.

Drydocking activity for the years ended December 31, 2022 and 2021 is summarized as follows:

(U.S. Dollars in thousands)	At December 31, 2022	At December 31, 2021
Balance at the beginning of the year	$13,458	$17,106
Costs incurred for dry docking	17,614	4,235
Costs allocated to drydocking as part of acquisition of asset	2,133	—
Drydock amortization	(8,610)	(7,883)
Balance at the end of the year	$24,595	$13,458

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

As of December 31, 2022, this exercise was performed which resulted in no impairment. This exercise in the second quarter of 2021 resulted in an impairment in respect of the Windsor Knutsen principally as a result of the vessel’s high carrying value which in turn arose due to the cost of both the purchase and the conversion of the vessel to a shuttle tanker from a conventional tanker. The carrying value of the Windsor Knutsen was written down to its estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels and discount rates. The Partnership’s consolidated statement of operations for the year ended December 31, 2021 includes a $29.4 million impairment charge related to this vessel. The impairment of the Windsor Knutsen is included in the Partnership’s only segment, the shuttle tanker segment.

15) Intangible Assets and Contract Liabilities

(a) Intangible Assets

	Above	Above
	market time	market time
	charter	charter
	Tordis	Vigdis	Total
(U.S. Dollars in thousands)	Knutsen	Knutsen	intangibles
Intangibles, December 31, 2020	$305	$376	$681
Additions	—	—	—
Amortization for the year	(305)	(301)	(606)
Intangibles, December 31, 2021	$—	$75	$75
Additions	—	—	—
Amortization for the period	—	(75)	(75)
Intangibles, December 31, 2022	$—	$—	$—

The intangible for the above market value of time charter contract associated with the Tordis Knutsen was amortized to time charter revenue on a straight-line basis over the remaining term of the contract of approximately 4.8 years as of the acquisition date. The intangible for the above market value of time charter contract associated with the Vigdis Knutsen was amortized to time charter revenue on a straight-line basis over the remaining term of the contract of approximately 4.9 years as of the acquisition date.

(b) Contract Liabilities

The unfavorable contractual rights for charters associated with Fortaleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of the acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight-line basis over the 12 years’ contract period that expire in March 2023 and August 2023, respectively.

	Balance of	Amortization for	Balance of	Amortization for	Balance of
	December 31,	the year ended	December 31,	the year ended	December 31,
(U.S. Dollars in thousands)	2020	December 31, 2021	2021	December 31, 2022	2022
Contract liabilities:
Unfavourable contract rights	$(3,686)	$1,517	$(2,169)	$1,518	$(651)
Total amortization income		$1,517		$1,518

Accumulated amortization for contract liabilities was $17.6 million and $16.0 million as of December 31, 2022 and 2021, respectively.

The amortization of contract liabilities that is classified under time charter and bareboat revenues for the next five years is expected to be as follows:

(U.S. Dollars in thousands)
2023	$651
2024	—
2025	—
2026	—
2027 and thereafter	—
Total	$651

16) Accrued expenses

The following table presents accrued expenses as of December 31, 2022 and December 31, 2021:

(U.S. Dollars in thousands)	At December 31, 2022	At December 31, 2021
Operating expenses	$1,125	$559
Interest expenses	4,805	1,719
Other expenses	4,721	4,151
Total accrued expenses	$10,651	$6,429

17) Long-Term Debt

Long-term debt as of December 31, 2022 and 2021, consisted of the following:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2022	2021
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$313,630	$338,726
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	192,021	222,133
$55 million revolving credit facility with DNB		55,000	—
Hilda loan facility	Hilda Knutsen	66,154	72,308
Torill loan facility	Torill Knutsen	—	75,000
$172.5 million loan facility	Dan Cisne, Dan Sabia	31,739	45,340
Tove loan facility	Tove Knutsen	77,516	81,883
Synnøve loan facility	Synnøve Knutsen	85,292	—
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	84,247	89,206
Torill Sale & Leaseback	Torill Knutsen	107,048	—
Total long-term debt		$1,062,647	$974,596
Less: current installments		371,906	90,956
Less: unamortized deferred loan issuance costs		2,119	2,378
Current portion of long-term debt		369,787	88,578
Amounts due after one year		690,741	883,640
Less: unamortized deferred loan issuance costs		4,140	5,092
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$686,601	$878,548

The Partnership’s outstanding debt of $1,062.6 million as of December 31, 2022 is repayable as follows :

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2023	$13,161	$77,839	$280,906	$371,906
2024	13,804	41,179	63,393	118,376
2025	14,399	33,109	136,583	184,091
2026	15,060	18,822	219,521	253,403
2027 and thereafter	134,871	—	—	134,871
Total	$191,295	$170,949	$700,403	$1,062,647

As of December 31, 2022, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 1.75% to 2.4%.

As shown on the balance sheet at December 31, 2022 and as disclosed in the table above, the Partnership has significant debt coming due within one year. The Partnership has commenced discussions and negotiations with its lending group and other institutions and advisors concerning the refinancing of all of its credit facilities that mature in 2023 and early 2024. However, if the Partnership is not able to secure the refinancing of this debt, there will be insufficient liquid funds necessary to repay the debt at maturity.

Although there is some judgement required in assessing this risk, given the negotiations that are already underway and given the Partnership’s history of successfully obtaining financing or refinancing its debt, management believes that it will be able to conclude a refinancing of all such facilities on similar terms (including that no re-leverage is required) prior to maturity. However, no assurance can be given that all such facilities will be timely refinanced on acceptable terms.

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

The $345 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain Liquidity equal to or greater than $250,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2022, the borrowers and the guarantors were in compliance with all covenants under this facility.

$320 Million Term Loan Facility and $55 Million Revolving Credit Facility with DNB

In September 2018, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (“the Vessels”), entered into new senior secured credit facilities (the “Multi-vessels Facility”) in order to refinance their existing long term bank debt. The Multi-vessels Facility consists of a term loan of $320 million and a $55 million revolving credit facility. The term loan is repayable in 20 consecutive quarterly installments, with a final payment at maturity in September 2023 of $177 million, which includes the balloon payment and last quarterly installment. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility, which was fully drawn on December 31, 2022, will mature in September 2023, and bears interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels.

The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Multi-vessel facility. The Partnership and the borrowers (except for the Partnership’s subsidiary that owns the Recife Knutsen and the Fortaleza Knutsen) are guarantors, and the Multi-vessels Facility is secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen.

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

The Multi-vessels Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the Multi Vessel Facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2022, the borrowers and the guarantors were in compliance with all covenants under this facility.

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

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Hilda Knutsen is less than 110% of the outstanding loan under the Hilda Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of the Hilda Knutsen and customary events of default. As of December 31, 2022, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels are less than 125% of the respective loan, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2022, the borrowers and the guarantor were in compliance with all covenants under this facility.

Tove Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS, the subsidiary owning the Tove Knutsen, as the borrower, entered into a secured loan facility (the “Tove Facility”). The Tove Facility is repayable in quarterly installments with a final balloon payment of $66.6 million due at maturity in September 2025, which includes the balloon payment and last quarterly installment. The Tove Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Tove Knutsen, assignments of earnings, charterparty contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the Tove Facility.

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

The Tove Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value the Tove Knutsen falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2022, the borrower and the guarantors were in compliance with all covenants under this facility.

Synnøve Loan Facility

In July 2019, KNOT Shuttle Tankers 35 AS, the subsidiary owning the Synnøve Knutsen, as the borrower, entered into a secured loan facility (the “Synnøve Facility”). The Synnøve Facility is repayable in quarterly installments with a final payment of $72.3 million due at maturity in October 2025, which includes the balloon payment and last quarterly installment. The Synnøve Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Synnøve Knutsen, assignments of earnings, charterparty contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the Synnøve Facility.

The Synnøve Facility contains the following financial covenants:

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

The Synnøve Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Synnøve Knutsen falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2022, the borrower and the guarantors were in compliance with all covenants under this facility.

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

Raquel Sale and Leaseback

On December 30, 2020, the Partnership through its wholly owned subsidiary, Knutsen Shuttle Tankers 19 AS, which owned the Raquel Knutsen, agreed to enter into a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The closing of the transaction occurred on January 19, 2021. The gross sales price was $94.3 million, and a portion of the proceeds was used to repay the outstanding loan and cancelation of the interest rate swap agreements related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the loan and related interest rate swaps, the Partnership realized net proceeds of $38 million after fees and expenses.

Torill Sale and Leaseback

On June 30, 2022, the Partnership through its wholly owned subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the Torill Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The gross sales price was $112.0 million, and a portion of the proceeds was used to repay the outstanding loan related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the previously existing loan, the Partnership realized net proceeds of $39 million after fees and expenses.

Torill Loan Facility

In January 2018, the Partnership's subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the vessel Torill Knutsen, entered into a $100 million senior secured term loan facility (the "Torill Facility") with a consortium of banks, in which The Bank of Tokyo-Mitsubishi UFJ acted as agent. The Torill Facility was repayable in 24 consecutive quarterly installments with a balloon payment of $60.0 million due at maturity. The Torill Facility bore interest at a rate per annum equal to LIBOR plus a margin of 2.1%. The facility was guaranteed by the Partnership. On June 30, 2022, the Torill Facility was repaid in full using proceeds of the Torill sale and leaseback.

18) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable in Norway for the years ended December 31, 2022, 2021 and 2020. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation. Under the tonnage tax regime, tax is payable based on the tonnage of the vessel, not on operating income, and is included within operating expenses. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate of 22% and is recorded as an income tax expense. The amount of tonnage tax included in operating expenses for each of the years ended December 31, 2022, 2021 and 2020 was $0.2 million, $0.3 million and $0.2 million respectively. See Note 2(r)—Income Taxes. The activities taxable in the UK relate to KNOT UK and are based on the operating income for the entity.

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021	2020
Current tax benefit (expense)	$(878)	$(488)	$(10)
Deferred tax benefit (expense)	3	—	—
Income tax benefit (expense)	$(875)	$(488)	$(10)

(b) Taxation

Income taxes attributable to income from continuing operations was an income tax expense of $875,000 for the year ended December 31, 2022, an income tax expense of $488,000 for the year ended December 31, 2021 and an income tax expense of $10,000 for the year ended December 31, 2020, and differed from the amounts computed by applying the Norwegian and the UK ordinary income tax rate of 22% and 19% in for each of the years ended December 31, 2022, 2021 and 2020, to tonnage tax and pretax net income, respectively, as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021	2020
Income tax benefit (expense) at Norwegian tonnage tax regime	$(866)	$(479)	$—
Income tax benefit (expense) within UK	(9)	(9)	(10)
Income tax benefit (expense)	$(875)	$(488)	$(10)
Effective tax rate	-1%	-1%	0%

(c) Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2022	2021
Deferred tax assets:
Financial derivatives	$—	$—
Financial loss carry forwards for tonnage tax	25,657	23,485
Total deferred tax asset	25,657	23,485
Less valuation allowance	(25,657)	(23,485)
Net deferred tax asset	—	—
Deferred tax liabilities:
Entrance tax	164	228
Deferred tax related to long-term debt	260	—
Total deferred tax liabilities	424	228
	$424	$228

The net deferred tax liability is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2022	2021
Current deferred tax asset	$—	$—
Non-current deferred tax liabilities	424	228
Net deferred tax liabilities	$424	$228

Changes in the net deferred tax liabilities at December 31, 2022 and 2021 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2022	2021
Net deferred tax liabilities at January 1,	$228	$295
Change in temporary differences	219	(58)
Translation differences	(23)	(9)
Net deferred tax liabilities at December 31,	$424	$228

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $25.7 million and $23.5 million as of December 31, 2022 and 2021, respectively. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. As of December 31, 2022, the Partnership determined that the deferred tax assets are likely to not be realized, and the booked value was, therefore, zero. There is no expiration date for losses carried forward.

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. At December 31, 2021 the entrance tax had declined to approximately $0.3 million due to paid entrance tax, change in tax rate and translation effects. As of December 31, 2022, the entrance tax had declined to approximately $0.2 million due to paid entrance tax and translation effects. The taxes payable are calculated based on the Norwegian corporate tax rate of 22% for 2022 and 2021, and the deferred tax liabilities are also calculated based on a tax rate of 22% effective for 2022 and 2021. Income tax expense within the UK of $8,722 and $8,997 for 2022 and 2021, respectively, was calculated by multiplying the tax basis with the UK tax rate of 19% in each of 2022 and 2021.

As of December 31, 2022, the total income taxes payable are estimated to be $0.7 million and consist primarily of net financial income and expense taxable in Norway at the normal corporate income tax rate, payable Norwegian entrance tax and ordinary UK corporation tax. As of December 31, 2021, the total income taxes payable are estimated to be $0.6 million and consist primarily of net financial income and expense taxable in Norway at the normal corporate income tax rate, payable Norwegian entrance tax and ordinary UK corporation tax.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years. The Partnership had no unrecognized tax benefits as of December 31, 2022 and 2021. During the years ended December 31, 2022 and 2021, the Partnership did not incur any interest or penalties on its tax returns.

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

19) Related Party Transactions

(a) Related Parties

Prior to the IPO, the Partnership’s predecessor operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by NYK Europe.

The Partnership’s vessels that operate under time charters are subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management or KNOT Management Denmark, each of which is a 100% owned subsidiary of KNOT. Under these technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. With respect to the Partnership’s vessels that operate under bareboat charters, the customer is responsible for providing the crew, technical and commercial management of the vessel. However, each of the vessels operating under bareboat charters are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

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

The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2022	2021	2020
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$14,531	$6,427	$4,883
Operating expenses:
Vessel operating expenses (2)	15,828	16,812	14,693
Voyage expenses and commissions (3)	59	—	—
Technical and operational management fee from KNOT to Vessels (4)	9,265	8,429	7,342
Operating expenses from other related parties (5)	799	866	515
General and administrative expenses:
Administration fee from KNOT Management (6)	1,356	1,277	1,131
Administration fee from KOAS (6)	699	780	654
Administration fee from KOAS UK (6)	76	80	118
Administration and management fee from KNOT (7)	59	58	49
Total income (expenses)	$(13,610)	$(21,875)	$(19,619)

	At December 31,	At December 31,	At December 31,
(U.S. Dollars in thousands)	2022	2021	2020
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (8)	$156	$134	$47
Drydocking supervision fee from KOAS (8)	96	—	—
Equipment purchased from KOAS (9)	1,148	1,840	—
Total	$1,400	$1,974	$47
(1)	Time charter income from KNOT: The Bodil Knutsen has operated under a time charter with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, since the second quarter of 2021. The Hilda Knutsen commenced a time charter with Knutsen Shuttle Tankers Pool AS in the third quarter of 2022 and which now expires in January 2024 unless terminated by either party on giving not less than 30 days’ notice.
(2)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(3)	Voyage expenses and commissions: The Windsor Knutsen and the Torill Knutsen have completed spot voyages where Knutsen Shuttle Tankers Pool AS has earned a 1.25% commission.
(4)	Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(5)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew member onboard the vessel. Level Power & Automation AS, a company that provides automation and control systems for the martime industry, offshore and land-based industry is owned by Level Group AS, where Trygve Seglem, his family and members of TSSI management have significant influence. The cost is related to equipment and inspection to the Partnership’s vessels.

(6)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of the statutory financial statement.
(7)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(8)	Drydocking supervision fee from KNOT Management, KNOT Management Denmark and KOAS: KNOT Management, KNOT Management Denmark and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.
(9)	As part of the scheduled drydocking of the Windsor Knutsen and the Carmen Knutsen that commenced in the second quarter and the fourth quarter of 2022, respectively, ballast water treatment systems were installed on the vessels. As of December 31, 2022, parts of the systems had been purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $1.15 million. During the scheduled second renewal survey drydocking of the Bodil Knutsen in 2021, a ballast water treatment system was installed on the vessel. Parts of the system were purchased from Knutsen Ballast Water AS for $1.84 million.

(b) Transactions with Management and Directors

Trygve Seglem, the Chairman of the Partnership’s board of directors and the President and CEO of KNOT, controls Seglem Holding AS, which owns 100% of the equity interest in TSSI, which controls KOAS. TSSI owns 50% of the equity interest in KNOT. NYK, which owns 50% of the equity interest in KNOT, has management and administrative personnel on secondment to KNOT. Mr. Seglem, along with other third-party shipping companies in Haugesund, also jointly owns Simsea Real Operations AS.

See the footnotes to Note 19(a)—Related Party Transactions—Related Parties for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated statements of operations.

(c) Amounts Due from and Due to Related Parties

Balances with related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2022	2021
Balance Sheet:
Trading balances due from KOAS	$118	$290
Trading balances due from KNOT and affiliates	1,880	2,378
Amount due from related parties	$1,998	$2,668
Trading balances due to KOAS	$1,398	$1,205
Trading balances due to KNOT and affiliates	319	219
Amount due to related parties	$1,717	$1,424

Amounts due from and due to related parties are unsecured and intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(d) Trade accounts payable and other current assets

Trade accounts payable to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2022	2021
Balance Sheet:
Trading balances due to KOAS	$824	$813
Trading balances due to KNOT and affiliates	998	783
Trade accounts payables to related parties	$1,822	$1,596

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2022	2021
Balance Sheet:
Trade receivables due from KNOT and affiliates (See Note 12 (b))	$1,405	$—
Other trading balances due from KOAS	645	687
Other trading balances due from KNOT and affiliates	353	543
Other current assets from related parties	$2,403	$1,230

(e) Acquisitions from KNOT

On July 1, 2022, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 35 AS, the company that owns and operates the Synnøve Knutsen. This acquisition was accounted for as an acquisition of assets.

On December 31, 2020, the Partnership acquired KNOT's 100% interest in KNOT Shuttle Tankers 34 AS, the company that owns and operates the Tove Knutsen. This acquisition was accounted for as an acquisition of assets.

The board of directors of the Partnership (the “Board”) and the Conflicts Committee of the Board approved the purchase price for the transactions described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note 23—Acquisitions.

20) Commitments and Contingencies

Assets Pledged

As of December 31, 2022 and 2021, Vessels with a book value of $1,631 million and $1,598 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments, Note 14—Vessels and Equipment and Note 17—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claims was recorded for the years ended December 31, 2022, 2021 and 2020.

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

Under the loss of hire policies, the insurer will pay compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition. See Note 8—Insurance Proceeds.

21) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except per unit data)	2022	2021	2020
Net income	$58,667	$53,876	$65,225
Less: Series A Preferred unitholders’ interest in net income	6,800	6,900	7,200
Net income attributable to the unitholders of KNOT Offshore Partners LP	51,867	46,976	58,025
Less: Distributions (2)	55,404	72,520	72,136
Under (over) distributed earnings	(3,537)	(25,544)	(14,111)
Under (over) distributed earnings attributable to:
Common unitholders (3)	(3,430)	(24,927)	(13,851)
Class B unitholders	(42)	(147)	—
General Partner	(65)	(470)	(261)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	33,882	33,050	32,694
Class B unitholders	416	195	—
General Partner	640	623	615
Weighted average units outstanding (diluted) (in thousands):
Common unitholders (4)	37,919	37,064	32,694
Class B unitholders	416	195	—
General Partner	640	623	615
Earnings per unit (basic)
Common unitholders	$1.48	$1.38	$1.74
Class B unitholders	1.48	2.62	—
General Partner	1.48	1.38	1.74
Earnings per unit (diluted):
Common unitholders (4)	$1.48	$1.38	$1.74
Class B unitholders	1.48	2.62	—
General Partner	1.48	1.38	1.74
Cash distributions declared and paid in the period per unit (5)	$2.08	$2.08	$2.08
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.03	$0.52	$0.52

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s agreement of limited partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date. This included cash distributions to the IDR holder (KNOT) for the years ended December 31, 2021 and 2020 of $2.1 million and $2.8 million, respectively. There were no payments to the IDR holder (KNOT) for the year ended December 31, 2022.
(3)	This included net income that was attributable to the IDR holder for the years ended December 31, 2021 and 2020 of $2.1 million and $2.8 million, respectively.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the years ended December 2022, 2021 and 2020 does not reflect any potential common units relating to the convertible preferred units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to December 31.

On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership's Series A Convertible Preferred Units ("Series A Preferred Units"), sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

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

After the payment of the Partnership's quarterly cash distribution on February 12, 2022, with respect to the fourth quarter of 2021, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership's quarterly cash distribution on May 12, 2022, with respect to the first quarter of 2022, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership's quarterly cash distribution on August 11, 2022, with respect to the second quarter of 2022, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership's quarterly cash distribution on November 9, 2022 with respect to the third quarter of 2022, 84,135 of the Class B Units converted to common units on a one-to-one basis.

On January 11, 2023, the Partnership declared a quarterly cash distribution with respect to the fourth quarter of 2022 of $0.026 per common unit and, after the payment of this quarterly cash distribution on February 9, 2023, no Class B Units converted to common units.

As of December 31, 2022, 71.4% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,293,458 common units) and 28.4% of such units were held directly by KNOT (in the form of 9,661,255 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.83% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of December 31, 2022, KNOT also held 208,333 Series A Preferred Units and 252,405 Class B Units.

Earnings per unit—basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 252,405 Class B Units as of December 31, 2022. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

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

22) Unit Activity

The following table shows the movement in number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2020 until December 31, 2022:

			General Partner	Convertible
(in units)	Common Units	Class B Units	Units	Preferred Units
December 31, 2020	32,694,094	—	615,117	3,750,000
May 27, 2021: Conversion of Series A Preferred Units	215,292	—	—	(208,334)
September 7, 2021: IDR elimination	673,080	673,080	—	—
September 10, 2021: Issue of General Partner Units	—	—	25,161	—
October 25, 2021: ATM program issue of common units	10,902	—	—	—
October 26, 2021: ATM program issue of common units	31,038	—	—	—
November 10, 2021: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
December 31, 2021	33,708,541	588,945	640,278	3,541,666
February 10, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
May 12, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
August 11, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
November 9, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
December 31, 2022	34,045,081	252,405	640,278	3,541,666

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

On November 10, 2021, 84,135 Class B units were converted to common units on a one-to-one basis pursuant to the Partnership Agreement.

On February 12, 2022, 84,135 Class B units were converted to common units on a one-to-one basis pursuant to the Partnership Agreement.

On May 12, 2022, 84,135 Class B units were converted to common units on a one-to-one basis pursuant to the Partnership Agreement.

On August 11, 2022, 84,135 Class B units were converted to common units on a one-to-one basis pursuant to the Partnership Agreement.

On November 9, 2022, 84,135 Class B units were converted to common units on a one-to-one basis pursuant to the Partnership Agreement.

23) Acquisitions

During the year ended December 31, 2022 and 2020 the Partnership acquired from KNOT equity interests in the subsidiaries which own and operate the Synnøve Knutsen and the Tove Knutsen, respectively.

The board of directors of the Partnership and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions. The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.04 million and $0.06 million as of December 31, 2022 and 2020, respectively, were capitalized as a component of the assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of each acquisition has been allocated to the identifiable assets acquired. The details of each transaction are as follows:

	Final	Final
	Synnøve Knutsen	Tove Knutsen
	July 1,	December 31,
(U.S. Dollars in thousands)	2022	2020
Purchase consideration (1)	$37,907	$21,898
Less: Fair value of net assets acquired:
Vessels and equipment (2)	119,119	117,978
Cash	5,702	804
Inventories	291	136
Derivatives assets (liabilities)	958	(3,537)
Others current assets	211	270
Amounts due from related parties	53	—
Long-term debt	(87,661)	(93,139)
Deferred debt issuance	592	769
Trade accounts payable	(160)	(430)
Accrued expenses	(694)	(622)
Amounts due to related parties	(503)	(331)
Income tax payable	(1)	—
Subtotal	37,907	21,898
Difference between the purchase price and fair value of net assets acquired	$—	$—
(1)	The purchase consideration comprises the following:

	Final	Final
	Synnøve Knutsen	Tove Knutsen
	July 1,	December 31,
(U.S. Dollars in thousands)	2022	2020
Cash consideration paid to KNOT (from KNOP)	$31,931	$25,430
Purchase price adjustments	5,937	(3,596)
Acquisition-related costs	39	64
Purchase price	$37,907	$21,898
(2)	Vessel and equipment includes allocation to drydocking for the following vessels (in thousands): Synnøve Knutsen of $2,133 and Tove Knutsen of $3,040.

Synnøve Knutsen

On July 1, 2022, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 35 AS (“KNOT 35”), the company that owns and operates the Synnøve Knutsen. The purchase price for the vessel was $119.0 million, less $87.7 million of outstanding indebtedness related to the Synnøve Knutsen plus approximately $0.6 million for certain capitalized fees related to the financing of the Vessel and plus customary working capital purchase price adjustments of $5.9 million.

Tove Knutsen

On December 31, 2020, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 34 AS (“KNOT 34”), the company that owns and operates the Tove Knutsen. The purchase price for the vessel was $117.8 million, less $93.1 million of outstanding indebtedness, plus approximately $0.8 million for certain capitalized fees related to the financing of the Vessel and minus customary working capital purchase price adjustments of $3.6 million.

24) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through March 30, 2023, the date at which the audited consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On January  11, 2023, the Partnership declared a quarterly cash distribution of $0.026 per common with respect to the quarter ended December 31, 2022 paid on February 9, 2023, to all common unitholders of record on January 26, 2023. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2022 in an aggregate amount equal to $1.7 million.

The Windsor Knutsen was delivered to Shell on January 11, 2023, commencing on a fixed one-year charter, with Shell also having an option to extend the charter by one further year.

In January 2023, TotalEnergies exercised the option for an additional six months under the Lena Knutsen charter and the charter will expire on or around August 2023, at which time the vessel is expected to be delivered to Shell to commence on a three-year time charter contract.

On February 9, 2023, TotalEnergies exercised the second option to extend the charter with the Tordis Knutsen for three further months, making the charter fixed until June 2023, at which the vessel is expected to be delivered to Shell to commence on a three-year time charter contract.

The Carmen Knutsen finished her drydocking on February 24, 2023 and commenced on her first one-year option with Repsol Sinopec.

The Torill Knutsen was redelivered from Eni to the Partnership on December 17, 2022, and the vessel subsequently performed a number of spot voyages, including in the conventional tanker market. Since March 1, 2023 the vessel has operated under a time charter to KNOT on a fixed-term basis that expires on or around December 31, 2023 at a reduced charter rate. The Partnership is continuing to market the vessel for new, third-party time charter employment.

In accordance with the time charter agreement with Eni for the Ingrid Knutsen, the vessel was returned to the Partnership on January 2, 2023, and the vessel subsequently performed a number of spot voyages, including in the conventional tanker market. On February 17, 2023, the Partnership entered into a new fixed ten-month time charter contract with Altera which commenced on March 2, 2023.

The current bareboat charters of the Fortaleza Knutsen and the Recife Knutsen with Transpetro are due to expire in March 2023 and August 2023, respectively. The Partnership agreed commercial terms for a new three-year time charter contract for each of these two vessels with the existing charterer to commence directly upon expiration of the existing bareboat charters. The new charter for the Fortaleza Knutsen was signed on March 28, 2023 and commenced on March 30, 2023, and the contract for the Recife Knutsen is expected to be signed in April 2023 and commence on or around August 3, 2023. Once signed, the vessels will be fixed until March 2026 and August 2026, respectively.