Form 20-F
period 2023-12-31
KNOT Offshore Partners LP
filed 2024-04-11
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Derek Lowe

2 Queens Cross

Aberdeen

AB15 4YB, United Kingdom

E-mail: dlo@knotoffshorepartners.com

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2023 (this “Annual Report”) contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	the ability of Knutsen NYK Offshore Tankers AS (“KNOT”) and KNOT Offshore Partners LP (“KNOT Offshore Partners”) to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units representing limited partner interests (“Class B Units”) and Series A Convertible Preferred Units (“Series A Preferred Units”), the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;
●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	termination dates and extensions of charters;
●	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	the impact of cybercrime;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

●	estimated future capital expenditures;
●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market; and
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

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

D. Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common units. These material risks include, but are not limited to, those relating to:

●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to continue to pay distributions on our common units.
●	The reduction in our quarterly cash distribution to $0.026 per common unit may impact our ability to raise capital.
●	Our cash distribution policy may adversely affect our ability to grow and to meet our financial needs.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may result in less cash available to unitholders.
●	The required drydocking of our vessels could be more expensive and time consuming than we anticipate.
●	We may be unable to re-charter our vessels upon termination or expiration of their existing charters.
●	If capital expenditures are financed through cash from operations, our ability to make cash distributions may be diminished, or our financial leverage could increase.
●	If capital expenditures or debt repayments are financed by issuing securities, our unitholders may be diluted.
●	Our debt levels may limit our flexibility in obtaining additional financing, refinancing our credit facilities upon maturity, pursuing other business opportunities or paying distributions.
●	Our financing agreements contain operating and financial restrictions.
●	Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.
●	We may fail to consummate or integrate acquisitions in a timely and cost-effective manner.
●	Our charters are subject to early termination under certain circumstances.
●	We may experience operational problems with vessels that reduce revenue and increase costs.
●	We currently derive all of our time charter and bareboat revenues from eleven customers.
●	We depend on subsidiaries of KNOT to assist us in operating our businesses and chartering certain of our vessels.
●	Our growth depends on continued growth in demand for shuttle tanker transportation services.
●	Persistent low oil prices may adversely affect our growth prospects and results of operations.
●	Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.
●	Adverse conditions in the global economy or financial markets may impair our customers’ and suppliers’ ability to pay for our services.
●	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.
●	An increase in the global supply of shuttle tanker capacity without a commensurate increase in demand may have an adverse effect on hire rates and the values of our vessels.
●	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
●	The value of our vessels may decline, which could adversely affect our operating results.
●	Climate change concerns and greenhouse gas restrictions may adversely impact our operations and markets.
●	Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation.
●	Our international operations expose us to political, governmental and economic instability.
●	Marine transportation is inherently risky, particularly in the extreme conditions in which our vessels operate. We could experience an incident involving loss of product or environmental contamination.
●	Our insurance may not be sufficient to cover losses.
●	Acts of piracy on ocean-going vessels may affect us.
●	Vessels transporting oil are subject to substantial environmental and other regulations.
●	We are exposed to currency exchange rate fluctuations.
●	Many seafaring employees are covered by collective bargaining agreements.
●	KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.
●	Outbreaks of epidemics and pandemics may adversely affect our business.

●	Maritime claimants could arrest our vessels, which could interrupt our cash flow.
●	Lack of diversification and adverse developments in the shuttle tanker market or the conventional oil tanker market would negatively impact our results.
●	If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action.
●	We could fail to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation.
●	A cyber-attack could materially disrupt our business.
●	Our business is subject to complex and evolving laws, directives and regulations regarding privacy and data protection.
●	KNOT and its affiliates may compete with us.
●	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units or Class B Units.
●	KNOT and its affiliates own a substantial interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders.
●	Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by them.
●	Fees and cost reimbursements, which affiliates of KNOT determine for services provided to us and our subsidiaries, are substantial and payable regardless of our profitability.
●	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our management or our general partner without KNOT’s consent.
●	The control of our general partner may be transferred to a third party without unitholder consent.
●	Substantial future sales of our common units or the issuance of additional preferred units could cause the price of our common units to fall.
●	Our common units are subordinated to our existing and future indebtedness and Series A Preferred Units.
●	We may issue additional equity securities without the approval of our unitholders.
●	A substantial number of our common units may be issued upon conversion of our Series A Preferred Units or Class B Units or as redemption payments in respect of our Series A Preferred Units.
●	Our Series A Preferred Units have rights, preferences and privileges not held by common unitholders.
●	Our general partner’s limited call right may require our unitholders to sell their common units.
●	Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	We can borrow money to pay distributions.
●	Increases in interest rates may cause the market price of our common units to decline.
●	We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.
●	Unitholders may have liability to repay distributions.
●	The Marshall Islands does not have a well-developed body of partnership law.
●	Our operations are subject to economic substance requirements.
●	It may be difficult to serve us with legal process or enforce judgments against us.
●	Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings unless otherwise provided for under the laws of the Marshall Islands.
●	We are subject to taxes, which reduces our cash available for distribution to our unitholders.
●	A change in tax laws in any country in which we operate could adversely affect us.
●	U.S. tax authorities could treat us as a “passive foreign investment company.”
●	We may have to pay tax on U.S. source income, which would reduce our cash flow.
●	Our unitholders may be subject to income tax in one or more non-U.S. jurisdictions if, under the laws of any such jurisdiction, we are considered to be carrying on business there.

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

We may not have sufficient cash from operations to continue to pay distributions on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of April 11, 2024, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit for the fourth quarter of 2022. Cash flows from operations may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

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

Starting with the fourth quarter of 2022, we reduced our quarterly cash distribution to our common units to $0.026 per unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels and strengthen our balance sheet. This reduction had, and could continue to have, a negative impact on our unit price. Any negative impact on our unit price could ultimately impact our ability to raise capital.

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

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter. The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution. The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution to unitholders could be adversely affected. In 2023, we experienced a total of approximately 192 offhire days due to the scheduled drydocking of five of our vessels. Although no drydockings in relation to industry certification or governmental requirements have been scheduled in 2024, no assurance can be given that our vessels will not experience unscheduled drydockings.

We may be unable to charter our vessels or re-charter our vessels upon termination or expiration of their existing charters.

We are dependent upon charters for our vessels to generate revenues and we may be adversely affected if we fail to charter our vessels, fail to renew or are unsuccessful in winning new charters, or if our existing charters are terminated. Our ability to charter our vessels and the rates payable under our charters depends upon, among other things, the state of the shuttle tanker market. For example, an oversupply of shuttle tankers can reduce the charter rates that we can receive. On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit due in part to our inability to secure additional charter coverage for certain of our vessels at an acceptable rate. As of April 11, 2024, our vessels Hilda Knutsen and Torill Knutsen are currently on hire to an affiliate of KNOT and three vessels (including Hilda Knutsen, Torill Knutsen and the Dan Sabia) have charters that expire in or at the end of 2024 and currently have no firm charters beyond that time. A failure to charter our vessels, a termination or renegotiation of our existing charters or a failure to secure new employment at the expiration of our current charters may have a negative effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. As of April 11, 2024, Dan Cisne is being deployed on conventional tanker work following expiration in December 2023 of its most recent shuttle tanker charter. Similarly, Dan Sabia is due to conclude its current shuttle tanker charter in June 2024. As of April 11, 2024, neither Dan Cisne nor Dan Sabia has future contracted shuttle tanker work, and both vessels are being marketed for both shuttle and conventional tanker charters.

If capital expenditures are financed through cash from operations or by issuing securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders may be diluted.

Use of cash from operations to expand or maintain our fleet reduces cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current per-unit level of quarterly distributions to unitholders, both of which could have a material adverse effect on our ability to make cash distributions.

Our debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities or paying distributions.

As of December 31, 2023, we had consolidated debt of approximately $963.0 million, all of our revolving credit facilities had been fully drawn and on that date we had no ability to incur additional debt under our credit facilities. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under future credit facilities. On April 5, 2024 Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $60 million senior secured term loan with DNB, which is due to replace the $100 Million Hilda Facility with Mitsubushi UFJ Lease & Finance (Hong Kong) Limited. However, the new facility is subject to the execution of definitive documentation and other closing conditions. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

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

As of April 11, 2024, our fleet consists of eighteen shuttle tankers. If our vessels are unable to generate revenues as a result of the expiration or termination of their charters or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

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

We currently derive all of our time charter and bareboat revenues from eleven customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We currently derive all of our time charter and bareboat revenues from eleven customers. For the year ended December 31, 2023, Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), Equinor ASA (“Equinor”), Repsol Sinopec Brasil B.V. (“Repsol”), Chartering and Shipping Service S.A., a subsidiary of Total Energies (“Total Energies”), and Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), accounted for approximately 10%, 12%, 13%, 13%, 14% and 18%, respectively, of our revenues.

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

We and our operating subsidiaries have entered into various services agreements with certain subsidiaries and affiliates of KNOT, including KNOT Management, KNOT Management Denmark, KOAS and KOAS UK. Under these agreements these entities provide us with certain administrative, financial and other services. Our operating subsidiaries are provided with substantially all of their crew, technical and commercial management services (including vessel maintenance, periodic drydocking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and technical services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by affiliates of KNOT. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

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

Furthermore, subsidiaries of KNOT currently charter two of our vessels. In 2023, subsidiaries of KNOT accounted for $28.7 million of our time charter revenues. If KNOT is unable to satisfy its obligations to us under such charters, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Throughout 2023, we experienced significant increases in the costs of fuel, logistics and crewing as a result of availability constraints, supply chain disruption, increased demand, labor shortages, inflation and other factors. Though we incorporated inflationary factors into our 2023 business plan, inflation outpaced those original assumptions and, while we have incorporated inflationary factors into our 2024 business plan, inflation may outpace those assumptions. These challenges are due in part to increased demand for oil and gas production driven by the continued economic recovery from the COVID-19 pandemic and more broadly, systemic underinvestment in global oil and gas development, together with general labor shortages. These supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflicts in the Middle East and between Russia and Ukraine. We continue to undertake actions and implement plans to strengthen our supply chain to address these pressures and protect the requisite access to commodities and services. Nevertheless, we expect for the foreseeable future to experience supply chain pressures and inflationary pressure on our cost structure. If we are unable to manage our global supply chain, it may impact our ability to hire and retain crew and procure materials and equipment in a timely and cost-effective manner, if at all, and, as a result, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions to our unitholders.

Adverse conditions in the global economy or financial markets may impair our customers’ ability to pay for our services and/or our suppliers’ ability to fulfil their obligations to us and could have a material adverse effect on our revenue, profitability and financial position.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”), the United Nations agency that regulates international shipping, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping. However, in 2018, the IMO adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st century (“Initial IMO GHG Strategy”). Consistent with the Initial IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008, at its June 2021 MEPC session, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted amendments to Annex VI of the 1973 International Convention for the Prevention of Pollution from Ships (“MARPOL”) that establish as short-term GHG reduction measures an enforceable regulatory framework to reduce greenhouse gas emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index, an operational Carbon Intensity Indicator and an enhanced Ship Energy Efficiency Management Plan to drive reductions in the carbon intensity. The Energy Efficiency Existing Ship Index and Carbon Intensity Indicator measures entered into force on January 1, 2023 and are referred to as IMO 2023. The Initial IMO GHG Strategy contemplated the adoption of a revised strategy in 2023. This revised strategy, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (“2023 IMO GHG Strategy”), was adopted by the MEPC on July 7, 2023. The 2023 IMO GHG Strategy includes as a goal attaining net-zero GHG emissions from international shipping by or around 2050, promotes the uptake of alternative zero and near-zero GHG emissions technologies, fuels and/or energy sources by 2030, and identifies as indicative checkpoints a level of ambition at least a 20% reduction, compared to 2008, in total annual GHG emissions from international shipping by 2030 and at least a 70% reduction by 2040, striving for reductions of 30% by 2030 and 80% by 2040. The 2023 IMO GHG Strategy contemplates adoption of an updated strategy in 2028 and calls for the adoption of mid-term GHG reduction measures by 2025 and the development, finalization and agreement on possible long-term GHG reduction measures as part of the 2028 strategy review. Further, effective January 1, 2024, the EU extended the EU-Emissions Trading System (“EU-ETS”) to the shipping sector and includes carbon dioxide emissions from vessels of 5,000 gross tonnage and above that depart from, arrive at or pass through EU ports or EEA ports in Iceland and Norway. Beginning in 2026, in addition to carbon dioxide emissions, the EU-ETS for shipping will cover methane and nitrous oxide emissions. The EU-ETS sets a limit on the carbon dioxide emissions shipping companies are permitted to emit on the covered routes, which is expressed in terms of emission allowances. One allowance gives the right to emit one ton of carbon dioxide equivalent. Each year commencing in 2025 for emissions reported in 2024, allowances will be required to be purchased and surrendered, with the share of emissions required to be covered by allowances increasing from 40% of 2024 reported emissions, to 70% of 2025 reported emissions and thereafter to 100% of reported emissions. If we do not purchase and surrender the required allowances, we will be subject to fines.

Compliance with these and other changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.We cannot predict whether or to what extent damage that may be caused by natural events, such as hurricanes, monsoons and other severe or catastrophic storms, will cause damage to our vessels and disruption to our operations and cause other adverse financial and operational impacts, including impacts on our customers. In particular, if one of the regions in which our vessels are operating is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business.

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

Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation

Companies across all industries have been subject to increasing scrutiny relating to their Environmental, Social and Governance (“ESG”) policies. The investment community, including investment advisors and certain sovereign wealth, pension and endowment funds are increasingly focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected. Further, in recent years some in the investment community have promoted the divestment of fossil fuel equities and pressured lenders to cease or limit funding to companies engaged in the fossil fuel industry. Such initiatives aimed at limiting climate change and decarbonization could ultimately interfere with our business activities and operations and our access to capital. In addition to such initiatives, ESG matters more generally have been the subject of increased focus by investors, investment funds and other market and industry participants, as well as certain regulators, including in the U.S. and the EU.

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and has proposed new rules. On March 21, 2022, the SEC proposed rules that will require all public companies to include extensive climate-related information in their SEC filings. On May 25, 2022, the SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making false or misleading claims about one’s ESG efforts) and other deceptive or misleading marketing practices by U.S. investment funds, which was subsequently adopted in September 2023. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant’s board of directors’ oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant’s business, results of operations, or financial condition. Further, to facilitate investors’ assessment of certain climate-related risks, the final rules require disclosure of certain greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules require accelerated filers such as us to incorporate the applicable disclosures into their filings beginning in fiscal year 2026, with additional requirements relating to the disclosure of certain GHG emissions, if material, and attestation reports for certain accelerated filers subsequently phasing in. While we are still assessing our obligations under the rules, complying with such obligations may result in increased costs. The SEC rules are being challenged in federal court by several U.S. states, industry groups and environmental non-governmental organizations. On April 4, 2024, the SEC voluntarily stayed its final rules pending completion of judicial review of the challenges.

Regulatory initiatives to impose climate and ESG-reporting requirements are also occurring at the state and international levels.

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

Our operations are conducted in various countries, and they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We may derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. The Russian war with Ukraine and the conflicts in the Middle East, in addition to sanctions announced by President Biden and several European leaders against Russia and any forthcoming sanctions, may adversely impact our business. Finally, a government could requisition one or more of our vessels, which is more likely during war or national emergency. Any such requisition would cause a loss of the vessel and/or a termination of the charter and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

We may be unable to procure adequate insurance at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, we cannot predict the impact that the recent maritime incident involving the Francis Scott Key Bridge in Baltimore will have on our insurance. A catastrophic oil spill or marine disaster could exceed the insurance, and any uninsured or underinsured loss could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

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

The Russian war with Ukraine and the current conflicts in the Middle East may lead to further regional and international conflicts or armed action. It is possible that such conflict could further disrupt supply chains and cause instability in the global economy. Additionally, the Russian war could result in the imposition of further economic sanctions by the United States, the European Union and other nations against Russia. While much uncertainty remains regarding the global impact of these conflicts, it is possible that an expansion of the conflicts to other areas could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we contract may be impacted by any such expansion of events, which could then adversely affect our operations.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden and, more recently, the Red Sea. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Outbreaks of epidemics and pandemics may adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. Epidemics, pandemics or other health crises may, similar to the prior outbreak of COVID-19, materially impact the Partnership’s operations and the operations of its customers and suppliers.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by any outbreak of any infectious disease could lead to operational impacts that could result in higher costs. It is possible that an outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue.  Any outbreak on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts, which in turn could result in off-hire or claims for the impacted period.

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

The Partnership is exposed to the credit risk associated with individual charterers. Any extended period of idle time between charters or non-payment caused by issues related to any outbreak of an infectious disease or otherwise could adversely affect the Partnership’s future liquidity, results of operations and cash flows. No assurance can be given that customers will meet their obligations and will not request concessions or changes to payment terms in the event of any outbreak.

COVID-19 has also had a sustained impact on global capital markets. In these current market conditions, issuing new common equity remains a less viable and more expensive option for accessing liquidity. Approximately $63.4 million of the Partnership’s debt is due to be repaid or refinanced during 2024 Although the Partnership expects to refinance its debt as it matures, it may be unable to do so on satisfactory terms or on a timely basis. In such event, the Partnership may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

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

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. For example, sanctions announced by President Biden and several European nations against Russia and any forthcoming sanctions may adversely impact our business. Many of these sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented similar sanctions. For example, Norway, the EU and the United Kingdom have expanded restrictive measures against Russia and certain Russian businesses and individuals. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., Norway, the United Kingdom, the United Nations and EU countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We rely on information technology systems and networks in our operations, the majority of which are provided by KNOT Management, as well as those of our third party vendors, suppliers and other business partners in the administration of our business. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems or the systems of our service providers, vendors or customers. Any such attack or other breach of our information technology systems or those of our third party service providers, vendors, suppliers or customers could have a material adverse effect on our business, results of operations, financial condition, our reputation, or cash flows. We may be required to incur additional costs to modify or enhance our information technology systems or to prevent or remediate any such attacks.

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

Finally, certain cyber incidents, such as surveillance or reconnaissance, may remain undetected for an extended period. Our systems for protecting against cybersecurity risks may not be sufficient. As cyberattacks continue to evolve, including those leveraging artificial intelligence, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyberattacks. In addition, new laws and regulations governing data privacy, cybersecurity, and the unauthorized disclosure of confidential information pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.

Our business is subject to complex and evolving laws, directives and regulations regarding privacy and data protection.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data (“data protection laws”). These data protection laws, and their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the EU (“EU”) on May 25, 2018, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. Complying with the GDPR and similar emerging and changing data protection laws may cause us to incur substantial costs or require us to change our business practices. Noncompliance, or perceived noncompliance, with our legal obligations relating to data protection laws could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. As noted above, we are also subject to the possibility of cyber-attacks, which themselves may result in obligations under these laws. . In addition, laws and regulations governing cybersecurity, data privacy, and the unauthorized disclosure of confidential or protected information pose increasingly complex compliance challenges, and failure to comply with these laws could result in penalties and legal liability.

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

As of April 11, 2024, KNOT owned 28.4% of our common units and all of our Class B Units, and owned and controlled our general partner, which owns a 1.83% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

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

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of April 11, 2024, KNOT and our general partner owned 28.6% of the common units and all of the Class B Units. We have also entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we filed a registration statement to register resales of the common units underlying the Series A Preferred Units. Following their sale, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

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

The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units originally issued will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. As of April 11, 2024 a total of 420,675 of the Class B Units had converted to common units on a one-to-one basis, and 252,405 Class B Units remain outstanding.

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

As of April 11, 2024, KNOT and our general partner owned 29.2% of the combined total of our common units and Class B Units.

Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, our unitholders could be held liable for our obligations to the same extent as a general partner if our unitholders participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

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

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. On February 14, 2023, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements and was removed from the list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, and non-deductibility of costs, and although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

We do not know whether the Marshall Islands will be placed back on the non-cooperative list; what actions the Marshall Islands may take, if any, to remove itself from the list; how quickly the EU would react to any changes in legislation of the Marshall Islands; or how EU banks or other counterparties will react while we or KNOT UK remain as entities organized and existing under the laws of the Marshall Islands. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, and the substantial majority of our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for our unitholders to bring an action against us or against these individuals in the United States if our unitholders believe that their rights have been infringed under securities laws or otherwise. Even if our unitholders are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict our unitholders from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, certain distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC, unless the U.S. unitholders make certain elections.

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

Item 4. Information on the Partnership

A. History and Development of the Partnership

General

KNOT Offshore Partners LP is a publicly traded limited partnership formed on February 21, 2013 to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. On April 18, 2013, we completed our initial public offering (“IPO”) of 8,567,500 common units. In connection with our IPO, through KNOT UK, a 100% owned limited liability company formed under the laws of the Marshall Islands, the Partnership acquired a 100% ownership interest in KNOT Shuttle Tankers AS, which owned (1) 100% of Knutsen Shuttle Tankers XII KS, the then owner of the Recife Knutsen and the Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% of the Windsor Knutsen and 100% of the Bodil Knutsen, respectively.

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

On July 1, 2022, we acquired KNOT Shuttle Tankers 35 AS, the company that owns the shuttle tanker, the Synnøve Knutsen, from KNOT.

For more information regarding recent developments, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2023 and Early 2024.”

As of April 11, 2024, we had a fleet of eighteen shuttle tankers.

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

We have incurred capital expenditures, primarily on drydocks for our vessels, in the years ended December 31, 2021, 2022 and 2023 of $4.2 million, $17.6 million and $19.4 million, respectively. As of April 11, 2024, there are no principal capital expenditures currently in progress, however there is the potential for the expenditure of approximately $1.2 million on upgrades to the Dan Cisne to fulfill requirements to operate as shuttle tanker in the North Sea.

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

B. Business Overview

General

We were formed to own and operate shuttle tankers, initially and wherever possible, under long-term charters. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit to our unitholders. Where possible, our further objective is to grow our business through accretive acquisitions of shuttle tankers and by chartering those vessels pursuant to profitable charters with high quality customers. The vessels in our current fleet are chartered to Equinor, Transpetro, Repsol, Shell, TotalEnergies, Petrorio Luxembourg Holding S.A.R.L. (“Petrorio”), Eni Trading and Shipping S.p.A. (“Eni”) and KNOT, and our charters have an average remaining term excluding options of 2.0 years as of December 31, 2023, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 2.1 years on average.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of April 11, 2024, KNOT and our general partner owned our general partner interest, all our Class B Units and 28.6% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

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

Our Fleet

The following table provides information about the eighteen shuttle tankers in our fleet as of April 11, 2024:

			Current
	Capacity		Operating	Charter
Shuttle Tanker	(dwt)	Built	Region	Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Time charter	Transpetro	2026	(1)
Recife Knutsen	105,928	2011	Brazil	Time charter	Transpetro	2026	(2)
Bodil Knutsen	157,644	2011	Brazil	Time Charter	Equinor	2026	(3)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	Shell	2025	(4)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2025	(5)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	Knutsen Shuttle Tankers Pool AS	2025	(6)
Torill Knutsen	123,000	2013	North Sea	Time Charter	Knutsen Shuttle Tankers Pool AS	2025	(7)
Dan Cisne	59,000	2011	Brazil		Spot market		(8)
Dan Sabia	59,000	2012	Brazil	Bareboat charter	Transpetro	2024	(9)
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	Eni	2027	(10)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2025	(11)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	Shell	2027	(12)
Vigdis Knutsen	156,000	2017	Brazil	Time Charter	Shell	2027	(12)
Lena Knutsen	156,000	2017	Brazil	Time Charter	Shell	2027	(12)
Brasil Knutsen	154,000	2013	Brazil	Time Charter	Petrorio	2025	(13)
Anna Knutsen	152,000	2017	Brazil	Time Charter	TotalEnergies	2026	(14)
Tove Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(15)
Synnøve Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(16)

(1)	The Fortaleza Knutsen is operating under a time charter contract with Transpetro that expires in March 2026. There is no charterer’s option to extend this charter.
(2)	The Recife Knutsen is operating under time charter contract with Transpetro that expires in August 2026. There is no charterer’s option to extend this charter.
(3)	The Bodil Knutsen is currently operating under a time charter contract with Equinor that expires in March 2026, with options for the charterer to extend the charter by two further one-year periods.
(4)	The Windsor Knutsen is currently operating under a time charter contract with Shell which expires in March 2025. The vessel will commence on a new time charter contract with an oil major in the first half of 2025 for a fixed period of two years.
(5)	Customer has the option to extend the current charter of the Carmen Knutsen for up to one year.
(6)	The Hilda Knutsen is currently operating under a 30-days rolling time charter contract with Knutsen Shuttle Tankers Pool AS, which expires in January 2025 unless terminated by either party on giving not less than 30 days’ notice.
(7)	The Torill Knutsen is currently operating under a 30-days rolling time charter contract with Knutsen Shuttle Tankers Pool AS, which expires in January 2025 unless terminated by either party on giving not less than 30 days notice.
(8)	The Dan Cisne is being assessed for shuttle tanker operation in the North Sea and has also been deployed on short-term conventional tanker contracts.
(9)	The Dan Sabia is currently operating on a bareboat contract with a Transpetro, which expires in June 2024.
(10)	On March 28, 2024 the Ingrid Knutsen was redelivered from Altera, following which she has worked in the conventional tanker market. While she is due for delivery to Eni during April 2024 on three-year time charter contract, it is possible that commercial terms no less favourable to the Partnership may be agreed for an alternative delivery later in 2024.

(11)	Customer has the option to extend the charter for the Raquel Knutsen for up to one three-year period and one two-year period.
(12)	The Tordis Knutsen, Lena Knutsen and Vigdis Knutsen are currently operating under time charters with Shell that expire in July 2027, September 2027 and March 2027, respectively.
(13)	The Brasil Knutsen is operating under a time charter contract with Petrorio that expires on or around May 2025, with two one-month options. The vessel will commence on a new time charter contract with Equinor in the third quarter of 2025 for a fixed period of two years, with options for the charterer to extend the charter by two further one-year periods.
(14)	The Anna Knutsen is operating under a time charter contract with TotalEnergies that expires in April 2026, with TotalEnergies having an option to extend the charter for one one-year period.
(15)	The Tove Knutsen is operating under a time charter contract with Equinor that expires in November 2027, with Equinor having options to extend the charter by up to thirteen further years.
(16)	The Synnøve Knutsen is operating under a time charter contract with Equinor that expires in February 2027, with Equinor having options to extend the charter by up to fifteen further years.

Customers

For the year ended December 31, 2023, subsidiaries of KNOT, Shell, Equinor, Repsol, TotalEnergies and Transpetro accounted for approximately 10%, 12%, 13%, 13%, 14% and 18%, respectively, of our revenues. Altera, China Offshore Oil, Petrogal, Petrorio and Galp accounted for our remaining revenues.

Charters

We generate revenues by charging customers for the hire of our vessels and for services related to the loading, transportation and discharge of their crude oil using the vessels in our fleet. We mainly provide all of these services under time charters and bareboat charters, however, some of our vessels operated on spot voyages in 2023 and 2022.

As of April 11, 2024, sixteen of our shuttle tankers are chartered under time charters, one of our shuttle tankers is chartered under a bareboat charter and one is available to the spot market.

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

Ship Management and Maintenance

Under our time charters, the shipowner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. KNOT Management and KNOT Management Denmark provide these services to our subsidiaries for all our vessels under time charters. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.” Under our bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, as at December 31, 2023, Transpetro had elected to subcontract the technical operation and management of the Dan Sabia to an affiliate of KNOT.

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

According to Fearnresearch, as of March 1, 2024, there were 74 vessels in the global shuttle tanker fleet plus 11 newbuilds on order. Together KNOT and KNOP are the largest owners of shuttle tankers with 27 shuttle tankers plus 2 newbuilds on order. Altera Shuttle Tankers L.L.C. (formerly Teekay Offshore Partners L.P.) is the second largest owner in the shuttle tanker market with 18 shuttle tankers and no new vessels on order. American Eagle Tankers (AET) is the third largest owner of shuttle tankers with 17 vessels and no new vessels on order. Petrobras, which does not own vessels, employs a total of 21 shuttle tankers through long-term bareboat and time charters (and has agreements to charter 5 newbuilds on order). There are other shuttle tanker owners in the industry, but such owners have a limited fleet size and their vessels do not participate or compete in our markets.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In most cases, the classification society is authorized by the flag state to certify that the vessels also comply with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society may undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed by the classification society as follows:

●	Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
●	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

●	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic gauging, in order to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would require steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal and, though we have not exercised this option for our existing vessels, we may do so in the future.

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

Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as updated by the 1992 Protocol (the “CLC”). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. IMO regulations also include SOLAS, including amendments to SOLAS implementing the International Security Code for Ports and Ships (the “ISPS”), the ISM Code and the International Convention on Load Lines of 1966. The IMO Maritime Safety Committee (“MSC”) has also published guidelines for vessels with dynamic positioning systems, which apply to shuttle tankers. SOLAS provides rules for the construction of, and equipment required for, commercial vessels and includes regulations for safe operation. Flag states that have ratified the CLC generally utilize the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

The requirements contained in the ISM Code govern our operations. Among other requirements, the ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. In 2017, the MSC adopted Resolution MSC.428(98), Maritime Cyber Risk Management in Safety Management Systems, embracing guidelines on maritime cyber risk management approved by the MSC in 2017, affirming its view that the ISM Code requires mitigation of cyber risk as part of the safety management system, and effectively providing that that a vessel’s safety management system must account for cyber risks in compliance with the ISM Code no later than the vessel’s first annual compliance verification after January 1, 2021. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuild upon delivery.

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

The IMO has adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and air pollution prevention certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. As of January 2, 2015, these limitations required that fuels of vessels in covered Emission Control Areas (“ECAs”), including the North Sea ECA and the Baltic Sea ECA, contain no more than 0.1% sulfur. For non-ECA areas, the capped sulfur limitations decreased progressively until they reached the global limit of 0.5% applicable on and after January 1, 2020 (generally referred to as IMO 2020). In December 2022, the MEPC adopted amendments to MARPOL Annex VI establishing a Mediterranean ECA for sulfur that enters into force on May 1, 2024, with a 12-month grace period. As a result, effective May 1, 2025, fuels of vessels in the Mediterranean ECA will need to meet the more stringent 0.1% sulfur limit. MARPOL Annex VI also establishes three tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

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

The IMO has negotiated international conventions that impose liability for oil pollution and other environmental harms in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (which began in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Brazil and Norway ratified the BWM Convention prior to its entry into force. The United Kingdom ratified the BWM Convention on May 26, 2022 and it entered into force in the United Kingdom on August 26, 2022. Although United States has not ratified the BWM Convention, it is implementing ballast water management requirements. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment were accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. We have installed ballast water treatment systems on all our vessels to comply with the requirements of the BWM Convention.

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

European Union and United Kingdom Environmental Regulation of Vessels

In waters of the EU, our vessels are subject to EU-level directives implemented by the various nations through laws and regulations adopting these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, support maritime safety and set out civil and criminal penalties that are being progressively incorporated into domestic legislation. For instance, the EU has adopted legislation (EU Directive 2009/16/EC) that: bans from EU waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards. EU Directive 2009/16/EC introduced a harmonized and coordinated regime for port state control inspections and an on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records. Like the IMO, the EU adopted regulations that phased out single-hull tankers. All of our tankers are double-hulled.

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

Although the EU regulations no longer directly apply in the United Kingdom as a consequence of Brexit, the “level playing field” provisions in the United Kingdom/EU Trade and Cooperation Agreement (“TCA”) cover require “non regression” in the level of environmental protection by the United Kingdom from the harmonized standards that were in effect in the EU on December 31, 2020. This means that the United Kingdom should not attempt to undo these standards, but under the TCA harmonization of standards is not required on a going forward basis. The TCA also includes a commitment for the EU and the United Kingdom to cooperate on trade-related aspects of climate change and to work with the IMO to achieve greenhouse gas emission reductions and promote low carbon technologies and sustainable transport. The United Kingdom has taken measures to put environmental regulations in place that would affect the shipping industry. In July 2019, the Department of Transport and the Maritime and Coast Guard Agency published Maritime 2050, a plan for the transition to zero emissions from shipping by 2050. On September 30, 2021, the Department of Transport adopted regulations amending the Merchant Shipping (Prevention of Air Pollution from Ships) Regulations 2008 to implement air quality measures to control sulfur and nitrogen oxide (SOx and NOx) emissions from ships, including setting the maximum sulfur content of marine fuels used by ships at 0.5% and applying stricter NOx Tier III limit for new ships operating in the North Sea and English Channel. On February 7, 2022, the United Kingdom Department for Transport issued a call for feedback on the priorities to be addressed in its development of a long-term low carbon fuels strategy for the transport sector and is considering responses received in the drafting of a low carbon fuels strategy. Effective January 1, 2024, UK’s Merchant Shipping (Special Measures to Enhance Maritime Safety) Regulations 2024 took effect, consistent with obligations contained in SOLAS.

If more stringent requirements are put in effect in the future in the EU or the United Kingdom, they may require, individually or in the aggregate, significant expenditures and could increase our operating costs, potentially affecting financial performance.

North Sea Environmental Regulation of Vessels

Our shuttle tanker operations are currently located in the North Sea and Brazil.

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

The VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (“NOIs”) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (“NSPs”) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. VIDA requires EPA to develop NSPs for approximately 30 discharges by December 2020. The discharges to be covered are similar to those in 2013 VGP and the NSPs are generally required to be at least as stringent as the requirements of the 2013 VGP. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. On October 18, 2023, EPA issued a supplemental notice of proposed rulemaking that shared ballast water information EPA received from the U.S. Coast Guard after the original rule proposal, supplemented the 2020 rule proposal with regulatory options being considered by EPA for discharges from ballast tanks, hulls and associated niche areas, and graywater systems, and solicited comments on the additional information presented in the notice for consideration during the rule development. Final regulations are expected in 2024. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new EPA NSPs and the corresponding U.S. Coast Guard implementation, compliance and enforcement regulations are in place. VIDA requires the corresponding U.S. Coast Guard regulations to be developed within two years following the adoption of the EPA NSPs.

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

The IMO is also taking steps toward the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee (“MEPC”) session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce GHG emissions from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out GHG emissions from vessels as soon as possible in the 21st Century. In June 2021, the MEPC adopted amendments to MARPOL Annex VI that enter into force on November 1, 2022 and establish as short-term GHG reduction measures an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator “CII”) and an enhanced SEEMP to drive reductions in the carbon intensity. A vessel’s attained EEXI will be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel is then required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. The requirements for EEXI and CII certification included in the MARPOL Annex VI amendments took effect January 1, 2023, which means the first annual reporting was completed in 2023 and the first rating will be given in 2024. The MEPC regulatory approach is consistent with the IMO’s initial GHG strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The initial GHG strategy contemplated the adoption of a revised strategy in 2023. This revised strategy, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (“2023 IMO GHG Strategy”), was adopted by the MEPC on July 7, 2023. The 2023 IMO GHG Strategy includes as a goal attaining net-zero GHG emissions from international shipping by or around 2050, promotes the uptake of alternative zero and near-zero GHG emissions technologies, fuels and/or energy sources by 2030, and identifies as indicative checkpoints a level of ambition at least a 20% reduction, compared to 2008, in total annual GHG emissions from international shipping by 2030 and at least a 70% reduction by 2040, striving for reductions of 30% by 2030 and 80% by 2040. The 2023 IMO GHG Strategy contemplates adoption of an updated strategy in 2028 and calls for the adoption of mid-term GHG reduction measures by 2025 and the development, finalization and agreement on possible long-term GHG reduction measures as part of the 2028 strategy review.

In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, from time to time climate change initiatives have been or are considered in the United States Congress and by individual states and may be considered in the future. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall EU strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations (EU Directive 2015/757 or EU MRV Regulation) requiring vessels exceeding 5,000 gross tons using EU ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018, with the first reports due in June 2019. In February 2019, the European Commission adopted a proposal to amend the EU MRV Regulation to harmonize the requirements of the EU MRV Regulation and the IMO DCS. On September 15, 2020, the European Parliament adopted measures to include maritime transport in the EU’s Emissions Trading System (“ETS”) as of 2022 and to set binding requirements for at least a 40% reduction (compared to 1990) in GHG emissions by shipping companies by 2030. On May 10, 2023, the EU extended the EU-ETS to the shipping sector commencing January 1, 2024. Beginning in 2026, in addition to carbon dioxide emissions, the EU MRV and the EU-ETS for shipping will cover methane and nitrous oxide emissions.

Although it is no longer a part of the EU MRV regime, the United Kingdom retained in domestic law the EU regulation establishing the EU MRV, and amended the law to make the regulation applicable in a United Kingdom-only context. Operators of ships over 5,000 gross tons using ports in the United Kingdom were required to begin collecting emissions data for their ships commencing January 1, 2022 for the 2022 reporting period. The requirement to report the data required to be collected to the UK Maritime and Coastguard Agency has been delayed pending the agency’s development of a digital reporting system.

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

Marshall Islands

Because we and our subsidiaries do not, and assuming we and our subsidiaries continue not to, carry on business or conduct transactions or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning record keeping and vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions KNOT UK receives from its subsidiary, distributions that such subsidiary receives from the operating subsidiaries, and distributions we receive from KNOT UK, are not expected to be subject to Marshall Islands taxation.

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

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway and are subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based predominantly upon the net tonnage of their owned vessels rather than income generated from operating the vessels (i.e., operating income). Based upon the net tonnage of our current vessels and the applicable rate of taxation, our Norwegian subsidiaries are liable for approximately $211,700 of Norwegian tonnage tax for the year ended December 31, 2023. In addition, under the tonnage tax regime, net financial income (i.e. income not generated from operating vessels) is subject to the regular Norwegian corporate income tax rate.

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

The United Kingdom’s withdrawal and exit from EU, commonly referred to as “Brexit”, took place on January 31, 2020. In order to meet any future national flag requirements pursuant to the Norwegian tonnage tax regime, we reflagged some of our previously U.K.-flagged vessels to an EU/European Economic Area (“EEA”) flag. Whether there will be a flag requirement for any year is announced in September/October of that year. On September 22, 2023, it was announced that the flag requirement was applicable for the year ended December 31, 2023. Our Norwegian vessel-owning subsidiaries were compliant with the flag requirement in 2023.

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

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2023, KNOT employed (directly and through ship managers) approximately 837 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

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

The diagram below depicts our simplified organizational and ownership structure as of April 11, 2024.

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

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. On September 10, 2021, KNOT contributed to the Partnership all of KNOT’s incentive distribution rights in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the incentive distribution rights were cancelled. As of April 11, 2024, KNOT owned 28.4% of our common units, 208,333 Series A Preferred Units, 252,405 Class B Units and our general partner, and our general partner owned a 1.83% general partner interest in us and 0.3% of our common units.

Significant Developments in 2023 and Early 2024

$240 Million Loan Facility

On June 2, 2023, the Partnership closed its new five-year $240 million senior secured term loan facility with DNB. The new facility, like the previous facility which was scheduled to mature in September 2023, is secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen. The $240 million term loan bears interest at a rate per annum equal to the Secured Overnight Financing Rate (“SOFR”) plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in May 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and secured by mortgages on the related vessels.

Refinancing of Revolving Credit Facilities

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The new facility will mature in August 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.23% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation.

On November 15, 2023, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited. The new facility will mature in November 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.0% and has a commitment fee of 0.8% on the undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in November 2020 with SBI Shinsei Bank, Limited.

Repayment of $172.5 million Loan Facility

On September 15, 2023, the loan facility secured by the Dan Cisne was repaid in full with a $10.2 million payment. On January 9, 2024, the loan facility secured by the Dan Sabia was repaid in full with a $10.4 million payment. The Dan Sabia and the Dan Cisne are now debt-free and there are no plans to incur additional borrowings secured by these vessels until such time as the Partnership has better visibility on the vessels’ future employment.

Hilda Loan Facility

On April 5, 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $60 million senior secured term loan facility with DNB (the “$60 Million Hilda Facility”). The $60 Million Hilda Facility will refinance and replace the $100 Million facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, which is also secured by the Hilda Knutsen and is due to be repaid in full in May 2024 with a ballon payment of $58.5 million. This refinancing is anticipated to close prior to the maturity date of the expiring facility, and remains subject to execution of definitive documentation and other customary closing conditions.

ATM program

On November 2, 2023, the Partnership entered into an at-the-market sales agreement with B. Riley Securities, Inc. (the “Agent”) for a new ATM program pursuant to which the Partnership may offer and sell up to $100 million of common units from time to time, through the Agent. This new sales agreement replaces and supersedes the prior sales agreement with the Agent entered into on August 26, 2021, which had provided for a $100 million at-the-market offering program for our common units. The Partnership intends to use the net proceeds of any sales of offered units for general partnership purposes, which may include, among other things, the repayment of indebtedness or the funding of acquisitions or other capital expenditures.

Vessel Impairments

Impairments in respect of the Dan Cisne and the Dan Sabia of $24.5 million and $25.2 million respectively were recognized in the second quarter of 2023. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. This exercise in the second quarter resulted in an impairment in respect of these vessels due to their current charter contracts moving closer to expiry, their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment.

Management Transition

As previously announced on August 4, 2023, Mr. Derek Lowe became the Partnership’s new Chief Executive Officer and Chief Financial Officer, taking office on September 13, 2023. Mr. Lowe joined the Partnership from Telford Offshore, a provider of accommodation, construction and pipelay in the global offshore energy services industry. He served as the Group Company Secretary of Telford Offshore since its formation in 2018, having provided consultancy services to its predecessor since 2015. He worked from 2011 to 2015 for the debt capital markets group of Pareto Securities, and from 1994 to 2010 for the equity capital markets group of UBS.

Time Charters with KNOT for the Hilda Knutsen, Torill Knutsen and Bodil Knutsen

The Hilda Knutsen, Torill Knutsen and Bodil Knutsen each continued to operate on separate time charter contracts with a subsidiary of KNOT, at a reduced charter rate. On January 2, 2024, these rolling monthly contracts were extended to January 2025 for the Hilda Knutsen and the Torill Knutsen. The Bodil Knutsen’s contract was extended until she was delivered to Equinor on March 27, 2024 to commence on a new fixed two-year time charter. The Partnership is continuing to market the Hilda Knutsen and the Torill Knutsen for new, third-party charter employment.

The Hilda Knutsen successfully completed her drydock on July 13, 2023. The Torill Knutsen successfully completed her drydock on December 3, 2023.

Anna Knutsen

The vessel operates under a time charter contract with a subsidiary of TotalEnergies that expires in April 2024. On March 22, 2024, TotalEnergies exercised its option to extend the charter to April 2026.

Windsor Knutsen

On January 11, 2023, the Windsor Knutsen began operating under a time charter contract with Shell for a fixed period of one year with a charterer’s option to extend the charter by one further year. On October 30, 2023, Shell exercised its option to continue the charter to the first quarter of 2025. In September 2023, the Partnership signed a new time charter contract for the Windsor Knutsen with an oil major to commence within the window from February 1, 2025 to May 1, 2025. The new time charter contract is for a fixed period of two years.

Dan Cisne and Dan Sabia

On December 15, 2023, the Partnership received the Dan Cisne back via redelivery, following expiry of its bareboat charter party to Transpetro. The Dan Cisne is being assessed for shuttle tanker operations in the North Sea and has also been deployed on short-term conventional tanker contracts.

On January 9, 2024, an extension to the existing bareboat charter party for the Dan Sabia was signed with Transpetro, extending the vessel’s fixed employment to early June 2024.

Fortaleza Knutsen and Recife Knutsen

The bareboat charters of the Fortaleza Knutsen and the Recife Knutsen with Transpetro expired in March 2023 and August 2023, respectively. The Partnership entered into a new three-year time charter contract for each of these two vessels with the existing charterer to commence directly upon expiration of the existing bareboat charters. The new charter for the Fortaleza Knutsen commenced on March 30, 2023, and the contract for the Recife Knutsen commenced on August 3, 2023.

Carmen Knutsen

The Carmen Knutsen successfully completed her planned 10-year special survey drydocking on February 24, 2023 and recommenced on her charter with Repsol. On December 15, 2023 Repsol exercised its extension option to the existing time charter for the Carmen Knutsen, extending the vessel’s fixed employment to mid-January 2025. A further one year extension option remains available to Repsol.

Ingrid Knutsen

In accordance with the time charter agreement with Eni for the Ingrid Knutsen, the vessel was returned to the Partnership on January 2, 2023, and the vessel subsequently performed a number of spot voyages, including in the conventional tanker market. On March 2, 2023, the vessel began operating under a time charter contract with Altera. On March 28, 2024 the Ingrid Knutsen was redelivered from Altera, following which she has worked in the conventional tanker market. While she is due for delivery to Eni during April 2024 on three-year time charter contract, it is possible that commercial terms no less favourable to the Partnership may be agreed for an alternative delivery later in 2024. The Ingrid Knutsen successfully completed her drydock on December 19, 2023.

Tordis Knutsen

The vessel operated under a time charter with a subsidiary of TotalEnergies which expired on July 1, 2023. On the same day, the vessel was delivered to Shell to commence on a three-year time charter contract. On October 2, 2023, the Partnership signed an agreement with Shell to extend the current time charter for the Tordis Knutsen to July 2027.

Lena Knutsen

The vessel operated under a time charter agreement with a subsidiary of TotalEnergies until August 31, 2023. In September 2023, the Lena Knutsen commenced operating under a three-year time charter contract with Shell. On October 2, 2023, the Partnership signed an agreement with Shell to extend the time charter for one more year to September 2027.

Brasil Knutsen

The Brasil Knutsen successfully completed her drydock on July 14, 2023, and continued her time charter with Petrogal, a subsidiary of Galp, until November 24, 2023 when she was delivered to Petrorio Luxembourg Holding S.A.R.L. for a new time charter contract which will expire in May 2025 with the option to extend by two further months. The vessel will commence on a new 3 year time charter with Equinor in the third quarter of 2025.

Vigdis Knutsen

The Vigdis Knutsen operated under a time charter with China Offshore Oil (Singapore), International Pte. Ltd., a company within the same group as PetroChina, which originally expired in September 2023. This charter was extended until the vessel was delivered to Shell on March 16, 2024 to commence a three-year time charter contract.

Cash Distribution

On January 11, 2023, the Partnership reduced its quarterly common unit distribution to $0.026 per common unit. The quarterly common unit distribution has remained at $0.026 since that time. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels and strengthen our balance sheet.

Our Charters

We generate revenues by charging customers for the hire of our vessels and for services related to the transportation of their crude oil using our vessels. These services are provided under the following basic types of contractual relationships:

●	Time charters, whereby the vessels that we operate and are responsible for the crewing of are chartered to customers for a fixed period of time at hire rates that are either fixed for the firm period of the time charter with escalations to be made in case of option periods or that increase annually based on a fixed percentage increase or fixed schedule in order to enable us to offset expected increases in operating costs. Under our time charters, hire rate payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the customer is generally responsible for any voyage expenses incurred; and
●	Bareboat charters, whereby customers charter our vessels for a fixed period of time at hire rates that are generally fixed, but the customers are responsible for the vessel operation and bear the operating and voyage expenses, including crewing and other operational services.
●	Single voyage charters or spot charters is a contract entered into by the Partnership or the owner of the vessels and a charterer whereby the charterer is entitled to use the vessel to perform transportation services between specified geographical locations at a specified freight rate per ton. Under single voyage charter or spot charter agreements, voyage expenses are paid by the Partnership or the owner of the vessels.

The table below compares the primary features of a time charter, a bareboat charter and a single voyage charter:

	Time Charter	Bareboat Charter	Single Voyage Charter
Typical charter length	One year or more	One year or more	One month or less
Hire rate basis(1)	Daily	Daily	Freight rate per ton
Voyage expenses(2)	Customer pays	Customer pays	Owner pays
Vessel operating expenses(2)	Owner pays	Customer pays	Owner pays
Off-hire(3)	Varies	Customer typically pays	Not applicable
(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(3)	“Off-hire” refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during off-hire. Our bareboat charters do not contain such provisions.

Market Overview and Trends

As of March 1, 2024, the shuttle tanker market consisted of approximately 74 vessels plus 11 newbuilds on order, characterized by mid to long-term charters with offshore oil producers. Most shuttle tankers operate in the North Sea or offshore Brazil.

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

With several new platforms expected to commence operations, we believe that demand for shuttle tankers in Brazil, where fourteen of our vessels have typically operated, will strengthen, and continue into the mid and long term.

The dampened demand in the North Sea shuttle tanker market as a result of production and project delays, as well as maintenance and upgrades in the Balder and Njord fields, persisted throughout 2023. However, we continue to expect the market to rebalance as customers move forward with offshore projects that were postponed or delayed, as countries increasingly prioritize oil production due to high oil prices and energy security concerns, and as some older vessels also naturally exit the shuttle tanker market. Such macro variables make forecasting the specific timing of this rebalancing more difficult.

We also face risks and trends that could adversely affect our industry and business. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. It is also possible that the inflationary pressures experienced in 2023 may persist in 2024.

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

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

●	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to our acquisitions of the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne , the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen and the Synnøve Knutsen.
●	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. A number of our credit facilities mature in the next twelve months. We may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”
●	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 10—Derivative Instruments in the consolidated financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.

●	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars, and some of our vessels operate from time to time on spot or voyage charters with hire rates payable in U.S. dollars. Approximately 60%, 61% and 56% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 19%, 21% and 23% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”), for the years ended December 31, 2023, 2022 and 2021, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.
●	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries were subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen and likewise our acquisition in 2017 of the shares in the subsidiary that owns the Lena Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate income tax rate has been 22% in 2021, 2022 and 2023.
●	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation and tonnage taxation is reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, tax is calculated based on the vessel’s net tonnage (in thousands) according to its certificate, not on operating income, then multiplied by the days in operation and the applicable dayrate. Net financial income and expense remain taxable at the regular corporate income tax rate of 22%.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	our ability to successfully employ our vessels at economically attractive hire rates;
●	the level of distributions on our common units;
●	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;
●	whether our customers exercise their options to extend their time charters;
●	our ability to refinance our indebtedness as it becomes due;
●	the number and availability of our vessels;
●	the level of demand for shuttle tanker services;
●	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;
●	the length and cost of drydocking;
●	the effective and efficient technical management of our vessels;
●	our ability to obtain and maintain major oil and gas company approvals and acceptances, and to satisfy their technical, health, safety and compliance standards;

●	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;
●	fluctuations in the price of oil;
●	interest rate changes;
●	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;
●	foreign currency exchange gains and losses;
●	our access to capital required to acquire additional vessels and/or to implement our business strategy;
●	future levels of inflation;
●	increases in crewing and insurance costs; and
●	the level of debt and the related interest expense.

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

Customers

In the years ended December 31, 2023, 2022 and 2021, revenues from the following customers accounted for over 10% of our revenues:

	Year Ended December 31,
(U.S. Dollars in thousands)	2023		2022		2021
Eni Trading and Shipping S.p.A.	$—	0%	$36,256	14%	$43,823	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	51,743	18%	45,975	17%	45,115	17%
Equinor ASA	36,563	13%	24,828	9%	17,897	7%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	36,946	13%	37,571	14%	37,030	14%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	33,019	12%	12,546	5%	59,825	22%
Galp Sinopec Brasil Services BV	464	0%	16,621	6%	35,622	13%
KNOT	28,682	10%	19,220	7%	6,566	2%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergi	$41,030	14%	$25,352	9%	$—	0%

A. Operating Results

Year Ended December 31, 2023 Compared with the Year Ended December 31, 2022

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	Change	% Change
Time charter and bareboat revenues	$277,084	$262,797	$14,287	5%
Voyage revenues	8,849	4,689	4,160	89%
Loss of hire insurance recoveries	2,840	758	2,082	275%
Other income	1,943	341	1,602	470%
Vessel operating expenses	93,351	86,032	7,319	9%
Voyage expenses and commission	5,536	2,814	2,722	97%
Depreciation	110,902	107,419	3,483	3%
Impairment	49,649	—	49,649	100%
General and administrative expenses	6,142	6,098	44	1%
Interest income	3,468	822	2,646	322%
Interest expense	(72,070)	(42,604)	(29,466)	69%
Other finance expense	(589)	(628)	39	(6)%
Realized and unrealized gain (loss) on derivative instruments	5,369	35,510	(30,141)	(85)%
Net gain (loss) on foreign currency transactions	(237)	220	(457)	(208)%
Income tax benefit (expense)	4,595	(875)	5,470	(625)%
Net income (loss)	$(34,328)	$58,667	$(92,995)	(159)%

Time charter and bareboat revenues: Time charter and bareboat revenues for the year ended December 31, 2023 were $277.1 million, an increase of $14.3 million compared to $262.8 million for the year ended December 31, 2022. The increase was principally due to (i) higher fleet utilization in 2023 compared to 2022; (ii) the Synnøve Knutsen being included in results of operations as of July 1, 2022; and (iii) increased hire rates.

Voyage revenues: Voyage revenues for the year ended December 31, 2023, were $8.8 million compared to $4.7 million for the year ended December 31, 2022. The voyage revenues for the year ended December 31, 2023 relate to spot voyages performed by the Ingrid Knutsen and the Torill Knutsen which operated in the spot market for most of the first quarter of 2023. The voyage revenues for the year ended December 31, 2022 relate to spot voyages performed by the Windsor Knutsen and the Torill Knutsen.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the year ended December 31, 2023, were $2.8 million compared to $0.8 million for the year ended December 31, 2022. For the year ended December 31, 2023 the Partnership recorded $0.8 million in loss of hire insurance recoveries related to the Windsor Knutsen in connection with repairs of a leakage from a tunnel thruster reported in the third quarter of 2022. The Windsor Knutsen was off hire from September 29, 2022, to October 31, 2022 for repairs. The Lena Knutsen reported excessive and abnormal wear found on the steering gear rotor in relation with her scheduled drydocking in the second quarter of 2022. For the year ended December 31, 2023, the Partnership recorded $0.6 million in loss of hire recoveries with respect to the Lena Knutsen. The Synnøve Knutsen reported an oil leakage from the controllable pitch propellers system in the third quarter of 2022. As a result, the vessel was placed off hire from October 14, 2022 to November 1, 2022 for repairs. For the year ended December 31, 2023 the Partnership recorded $0.9 million in loss of hire recoveries with respect to the Synnøve Knutsen. The Tove Knutsen reported an oil leakage from the controllable pitch propellers system in the first quarter of 2021. As a result, the vessel was placed off hire from March 1, 2021 to April 15, 2021, for repairs. For the year ended December 31, 2023 the Partnership recorded $0.5 million in loss of hire recoveries with respect to the Tove Knutsen. The loss of hire insurance recoveries for the year ended December 31, 2022 were related to the Vigdis Knutsen. In April 2022, during scheduled drydock, excessive and abnormal wear was found on the steering gear rotor. The Vigdis Knutsen was in drydock and off-hire from March 3, 2022 to June 14, 2022 for its scheduled drydock.

Other income: Other income for the year ended December 31, 2023 was $1.9 million compared to $0.3 million for the year ended December 31, 2022. The increase is mainly due to the Bodil Knutsen generating income related to the volatile organic compound emission (“VOC”) control equipment installation.

Vessel operating expenses: Vessel operating expenses for the year ended December 31, 2023 were $93.4 million, an increase of $7.4 million from $86.0 million for the year ended December 31, 2022. The increase is mainly related to higher cost for supplies, equipment and repairs. The increase is also related to the Synnøve Knutsen being included in the results of operation as from July 1, 2022.

Voyage expenses and commission: Voyage expenses and commission for the year ended December 31, 2023, were $5.5 million. The voyage expenses and commission relate to bunker cost, commission and port cost for spot voyages performed by the Ingrid Knutsen and the Torill Knutsen. Voyage expenses and commission for the year ended December 31, 2022, were $2.8 million. The voyage expenses and commission relate to bunker cost, commission and port cost for spot voyages performed by the Windsor Knutsen and the Torill Knutsen.

Depreciation: Depreciation expense for the year ended December 31, 2023 was $110.9 million, an increase of $3.5 million from $107.4 million for the year ended December 31, 2022. The increase is mainly related to the Synnøve Knutsen being included in the results of operations from July 1, 2022.

Impairment: Impairment charge for the year ended December 31, 2023 was $49.6 compared to $nil million for year ended December 31, 2022. The impairment charge for the year ended December 31, 2023, was related to the Dan Cisne and the Dan Sabia. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair values, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2023 were $6.1 million compared to $6.1 million for the year ended December 31, 2022.

Interest income: Interest income for the year ended December 31, 2023 was $3.5 million compared to $0.8 million for the year ended December 31, 2022. The increase is mainly due to increased interest rates on our bank deposits.

Interest expense: Interest expense for the year ended December 31, 2023 was $72.1 million, an increase of $29.5 million from $42.6 million for the year ended December 31, 2022. The increase was mainly due to an increase in the US dollar LIBOR rate or SOFR rate, increased interest expense for the credit facility related to the acquisition of the Synnøve Knutsen on July 1, 2022, increased interest expense on the revolving credit facilities and increased interest expense for the Torill Knutsen in connection with the sale and leaseback transaction in which both the financial obligation and interest rate increased.

Other finance expense: Other finance expense was $0.6 million for the year ended December 31, 2023 compared to $0.6 million for the year ended December 31, 2022. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the year ended December 31, 2023 was $5.4 million, compared to a gain of $35.5 million for the year ended December 31, 2022, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	$ Change
Realized gain (loss):
Interest rate swap contracts	$14,648	$(2,478)	$17,126
Foreign exchange forward contracts	(79)	(502)	423
Total realized gain (loss):	14,569	(2,980)	17,549
Unrealized gain (loss):
Interest rate swap contracts	(9,200)	38,490	(47,690)
Foreign exchange forward contracts	—	—	—
Total unrealized gain (loss):	(9,200)	38,490	(47,690)
Total realized and unrealized gain (loss) on derivative instruments:	$5,369	$35,510	$(30,141)

As of December 31, 2023, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $426.5 million. All of the unrealized gain in the year ended December 31, 2023 is related to a mark-to-market gain on interest rate swaps.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the year ended December 31, 2023 was $0.2 million compared to a gain of $0.2 million for the year ended December 31, 2022

Income tax benefit (expense): Income tax benefit for the year ended December 31, 2023 was $4.6 million compared to a tax expense of $0.9 million for the year ended December 31, 2022. The increase is a result of the merger between KNOT Shuttle Tankers 12 AS and KNOT Shuttle Tankers AS. After the merger, the financial loss carry forwards in KNOT Shuttle Tankers 12 AS were transferred to the acquiring entity, KNOT Shuttle Tankers AS. KNOT Shuttle Tankers AS has taxable income, and the Partnership has determined it is more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence.

Net income (loss): As a result of the foregoing, the Partnership recorded net loss of $34.3 million for the year ended December 31, 2023, compared to net income of $58.7 million for the year ended December 31, 2022.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2022 Compared with the Year Ended December 31, 2021” in our Annual Report on Form 20-F for the year ended December 31, 2022 (our “2022 20-F”) for a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 and other financial information related to the year ended December 31, 2021.

B. Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, including net proceeds from sales under the ATM program. In addition to paying distributions, our other liquidity requirements relate to payment of operating costs, servicing our debt, payment of lease obligations, funding investments (including the equity portion of investments in vessels), funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows. As of April 11, 2024, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters) are sufficient to meet our working capital and other cash requirements for our current business for at least the next twelve months assuming that we are able to timely close the Hilda Facility refinancing. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. We expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

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

We estimate that we will spend in total approximately $63.1 million for drydocking and classification surveys for the vessels under time charters in our fleet as of December 31, 2023, between 2024 and 2028, with approximately $3.7 million of this amount to be spent in the twelve months ending December 31, 2024. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

As of December 31, 2023, the Partnership had available liquidity of $63.9 million, which consisted of cash and cash equivalents of $63.9 million. As of December 31, 2023, both of our revolving credit facilities had been fully drawn and we have no ability to incur additional debt under our existing credit facilities. The Partnership’s total interest-bearing obligations outstanding as of December 31, 2023 were $963.0 million ($956.8 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during 2023 was approximately 2.28% over LIBOR or SOFR, as applicable.

As of December 31, 2023, the Partnership had total $1,074.6 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen and the Torill Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $140.6 million is due for payment during the year ending December 31, 2024 and $934.0 million is due for payment after such date.

In particular, our loan facility secured by the Dan Sabia was repaid in full in January 2024 with a $10.4 million payment. In May 2024, the loan facility secured by the Hilda Knutsen is due for repayment for which the balloon repayment is $58.5 million. On April 5, 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $60 million senior secured term loan facility with DNB which will refinance and replace the existing facility secured by the Hilda Knutsen. This refinancing is anticipated to close prior to the maturity date of the expiring facility, and remains subject to execution of definitive documentation and other customary closing conditions.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2023, the Partnership’s net current liabilities were $37.8 million. Included in current liabilities are $99.0 million of short-term loan obligations that mature before December 31, 2024 and are therefore presented as current debt.

Currently, we do not have any off-balance sheet arrangements.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters.

The Partnership’s future capital expenditure requirements principally relate to vessel drydocks. The Partnership expects to incur $3.7 million in 2024 on intermediate drydocks but without the off-hire days associated with drydocks carried out for certification purposes, $0.7 million in 2024 on the upgrade of a ballast water treatment system (“BWTS”) on the Hilda Knutsen and, potentially, $1.2 million on upgrades to the Dan Cisne to fulfill requirements to operate as shuttle tanker in the North Sea, all funded by cash from operations. Other than future drydocks and ballast water treatment system installation, as at December 31, 2023, the Partnership has no other material capital expenditure commitments.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

Year Ended December 31, 2023 Compared with the Year Ended December 31, 2022

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	2021
Net cash provided by operating activities	$131,641	$100,942	$166,411
Net cash used in investing activities	(2,779)	(35,514)	(11,536)
Net cash used in financing activities	(112,510)	(79,968)	(145,147)
Effect of exchange rate changes on cash	(10)	(174)	(18)
Net (decrease) increase in cash and cash equivalents	16,342	(14,714)	9,710
Cash and cash equivalents at the beginning of the period	47,579	62,293	52,583
Cash and cash equivalents at the end of the period	$63,921	$47,579	$62,293

Net cash provided by operating activities

Net cash provided by operating activities increased by $30.7 million to $131.6 million for the year ended December 31, 2023, compared to $100.9 million for the year ended December 31, 2022. The increase was primarily due to higher utilization and increased hire rates resulting in increased time charter revenue and an increase in working capital elements. In addition, the increase was due to the contribution of the Synnøve Knutsen which was included in the results of operations from July 1, 2022.

Net cash used in investing activities

Net cash used in investing activities was $2.8 million for the year ended December 31, 2023, compared to $35.5 million for the year ended December 31, 2022. Net cash used in investing activities for the year ended December 31, 2023 is mainly due to installation of a BWTS on the Carmen Knutsen and the Brasil Knutsen. Net cash used in investing activities for the year ended December 31, 2022 is mainly related to the acquisition of the Synnøve Knutsen for which we paid a net cash amount equal to the difference between the purchase consideration of $119.0 million, less $87.7 million of outstanding indebtedness related to the Synnøve Knutsen, plus approximately $0.6 million for certain capitalized fees related to the financing of the vessel and plus customary working capital purchase price adjustments of $5.9 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Synnøve Knutsen of $5.7 million.

Net cash used in financing activities

Net cash used in financing activities during the year ended December 31, 2023 of $112.5 million was mainly related to the following:

●	Proceeds of $240 million from the refinancing of a new five-year loan facility secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen; and
●	Proceeds from drawdowns under both of our revolving credit facilities of $5 million each ($10 million total).

This was offset by the following:

●	Repayment of long-term debt of $349.6 million, of which (i) $184.5 million was repaid in connection with the refinancing of the new loan facility secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen, (ii) $55 million was repaid in connection with the DNB revolver credit facility and (iii) $10.2 million was repaid in connection with the loan facility secured by the Dan Cisne; and
●	Payment of debt issuance costs of $2.5 million in connection with the refinancing of the $240 Million Loan Facility; and
●	Payment of cash distributions to unitholders of $10.4 million, of which $6.8 million was distributed to the Series A Preferred Units.

Net cash used in financing activities during the year ended December 31, 2022 of $80.0 million was mainly related to the following:

●	Proceeds of $112.0 million from the sale and leaseback transaction of the Torill Knutsen; and
●	Proceeds from drawdowns under one of our revolving credit facilities of $55 million.

This was offset by the following:

●	Repayment of long-term debt of $166.6 million, of which $71.7 million was repaid in connection with the refinancing of the Torill Knutsen;
●	Payment of debt issuance costs of $0.9 million in connection with the Torill Knutsen sale and leaseback; and
●	Payment of cash distributions to unitholders of $79.5 million, of which $6.8 million was distributed to the Series A Preferred Units.

Year Ended December 31, 2022 Compared with the Year Ended December 31, 2021

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our 2022 20-F for a discussion of changes in our cash flows from 2022 to 2021 and other financial information related to 2021.

Borrowing Activities

Long-Term Debt

As of December 31, 2023, and December 31, 2022, the Partnership had the following debt amounts outstanding:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2023	2022
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$288,534	$313,630
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	—	192,021
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	222,264	—
$55 million revolving credit facility with DNB		—	55,000
Hilda loan facility	Hilda Knutsen	60,000	66,154
$172.5 million loan facility	Dan Cisne, Dan Sabia	10,370	31,739
$192.1 million loan facility	Tove Knutsen, Synnøve Knutsen	153,702	162,808
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	79,070	84,247
Torill Sale & Leaseback	Torill Knutsen	99,065	107,048
Total long-term debt		$963,005	$1,062,647
Less: current installments		101,010	371,906
Less: unamortized deferred loan issuance costs		2,050	2,119
Current portion of long-term debt		98,960	369,787
Amounts due after one year		861,995	690,741
Less: unamortized deferred loan issuance costs		4,166	4,140
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$857,829	$686,601

The Partnership’s outstanding debt of $963.0 million as of December 31, 2023 is repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
2024	13,804	80,736	6,470	101,010
2025	14,399	76,081	186,583	277,063
2026	15,060	59,096	219,521	293,677
2027	15,751	26,818	37,500	80,069
2028 and thereafter	119,121	13,241	78,824	211,186
Total	$178,135	$255,972	$528,898	$963,005

As of December 31, 2023, the interest rates on our loan agreements were SOFR plus a fixed margin ranging from 2.0% to 2.5%, except for the Dan Sabia Facility that bore interest based on LIBOR until it was repaid in January 2024.

$345 Million Term Loan Facility

In September 2021, the Partnership’s subsidiaries which own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $345 million senior secured credit facility in order to refinance their existing term loans (the “$345 Million Loan Facility”). The $345 Million Loan Facility consists of a term loan repayable in 20 consecutive quarterly installments, with a balloon payment of $220 million due at maturity in September 2026. The facility bears interest at a rate per annum equal to SOFR plus a Credit Adjustment Spread (“CAS”) of 0.26161% and a margin of 2.05%. The facility is guaranteed by the Partnership and secured by mortgages on the five vessels.

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

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2023, the borrowers and the guarantors were in compliance with all covenants under this facility.

$320 Million Term Loan Facility and $55 Million Revolving Credit Facility with DNB

In September 2018, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (the “Vessels”), entered into senior secured credit facilities (the “Multi-Vessels Facility”) in order to refinance their existing long term bank debt. The Multi-Vessels Facility consisted of a term loan of $320 million and a $55 million revolving credit facility.

On June 2, 2023, the Partnership closed its new five-year $240 million senior secured term loan facility with DNB (the “$240 Million Loan Facility”) and repaid the Multi-Vessels Facility.

$240 Million Senior Secured Term Loan Facility

On June 2, 2023, the Partnership’s subsidiaries which own the Vessels entered into the $240 Million Loan Facility, which consists of a five-year term loan. The $240 Million Loan Facility bears interest at a rate per annum equal to SOFR plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in May 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and KNOT Shuttle Tankers AS and secured by mortgages on the Vessels. The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the $240 Million Loan Facility.

The $240 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain liquidity equal to or greater than $500,000;
●	Positive working capital of the Partnership;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $240 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 130% of the outstanding balance under the $240 Million Loan Facility (or less than 166% after June 2, 2027), upon a total loss or sale of a vessel and customary events of default. The borrowers and the guarantors are in compliance with all covenants under this facility.

$100 Million Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “$100 Million Hilda Facility”). The $100 Million Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a Credit Adjustment Spread (“CAS”) of 0.26161% and a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

The $100 Million Hilda Facility contains the following primary financial covenants:

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

The $100 Million Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 110% of the outstanding loan under the $100 Million Hilda Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2023, the borrower and the guarantors were in compliance with all covenants under this facility.

On April 5, 2024, the Partnership entered into a new three-year $60 million senior secured term loan facility with DNB (the “$60 Million Hilda Loan Facility”) as described below. The $100 Million Hilda Loan Facility is expected to be repaid in May 2024.

$60 Million Hilda Loan Facility

On April 5, 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $60 million senior secured term loan facility with DNB which will refinance and replace the $100 Million Hilda Facility. This refinancing is anticipated to close prior to the maturity date of the expiring facility, and remains subject to execution of definitive documentation and other customary closing conditions. The $60 Million Hilda Facility will be repayable in 12 consecutive quarterly installments with a final payment at maturity of $39.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.25%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in March 2027.

The $60 Million Hilda Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $60 Million Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 135% of the outstanding loan under the $60 Million Hilda Facility, upon a total loss or sale of the vessel and customary events of default.

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

The Dan Cisne Facility and the Dan Sabia Facility were repaid in full at their respective maturity dates in September 2023 and January 2024, with a $10.2 million and a $10.4 million payment, respectively.

$192.1 Million Secured Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, the subsidiary owning the Tove Knutsen and the Synnøve Knutsen, as the borrowers, entered into a $192.1 million secured loan facility. The loan facility is split into a tranche related to the Tove Knutsen (the “Tove Facility”) and a tranche related to the Synnøve Knutsen (the “Synnøve Facility”). The Tove Facility is repayable in quarterly installments with a final balloon payment of $66.6 million due at maturity in September 2025, which includes the balloon payment and last quarterly installment. The Synnøve Facility is repayable in quarterly installments with a final payment of $72.3 million due at maturity in October 2025, which includes the balloon payment and last quarterly installment. The facility bears interest at an annual rate equal to SOFR plus a Credit Adjustment Spread (“CAS”) of 0.26161% and a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Tove Knutsen and the Synnøve Knutsen, assignments of earnings, charterparty contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the facility.

The $192.1 Million Secured Loan Facility contains the following financial covenants:

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

The $192.1 Million Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels falls below 110% of the outstanding loan, upon total loss or sale of the vessels and customary events of default. As of December 31, 2023, the borrower and the guarantors were in compliance with all covenants under this facility.

Revolving Credit Facilities

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The new facility will mature in August 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.23% and has a commitment fee of 0.5% on any undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation.

On November 15, 2023, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited. The new facility will mature in November 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.0% and has a commitment fee of 0.8% on the undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in November 2020 with SBI Shinsei Bank, Limited.

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

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2023, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was $294.5 million based on total interest-bearing debt outstanding of $963.0 million, less the Raquel Knutsen and the Torill Knutsen sale and leaseback facilities of $178.1 million, less interest rate swaps with a notional amount of $426.5 million and less cash and cash equivalents of $63.9 million. Our interest rate swap contracts mature between January 2024 and February 2032 and have an average maturity of approximately 2.0 years. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month LIBOR or SOFR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.9%. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impaired by changes in the market value of such financial instruments.

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

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,493 million as of December 31, 2023.

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

Judgments and Uncertainties. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2023 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. As of December 31, 2023, we determined that $4.4 million of the deferred tax assets are likely to be realized.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2023 and 2022 we had a valuation allowance for deferred tax assets of $20.3 million and $25.7 million, respectively.

Recently Adopted Accounting Standards

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to de-designate the relationship.

The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The FASB included a sunset provision within Topic 848 based on expectations of when the LIBOR would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (“FCA”) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022 - 12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-months tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because of the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in Update 2022-06 defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which the Partnership is a party.

Commencing January 1, 2023, all new contracts that the Partnership has or will enter into, are or will be based on an alternative reference rate, the SOFR. For certain existing contracts that reference LIBOR, the Partnership has entered into amendments to contracts affected by reference rate reform, and the Partnership will continue to assess remaining contracts prospectively, applying the optional expedients and exceptions where available.

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

Name	Age	Position
Trygve Seglem	73	Chairman of the Board of Directors
Derek Lowe	50	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	78	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	76	Director, Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	76	Director and Member of the Audit Committee
Richard Beyer	54	Director
Yasuhiro Fukuda	51	Director
Simon Bird	64	Director and Member of the Conflicts Committee

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

Andrew Beveridge has served on our board of directors and as a member of the Audit Committee since 2013. Mr. Beveridge also serves as a director and the chairman of KNOT UK, a position he has held since 2013. Mr. Beveridge is an entrepreneur with a track record of running capital-intensive businesses in the offshore service and shipping industries. From 2006 to 2008, Mr. Beveridge was the Deputy Managing Director and Business Development Manager of Fugro Rovtech Ltd, a shipping and remotely operated vehicle (“ROV”) company. From 1996 to 2006, Mr. Beveridge was the Managing Director of Rovtech Ltd., a company that specializes in the operation of underwater ROVs and the ships they deploy in the oil service and underwater cable-burial industries. Prior to 1996, Mr. Beveridge held various positions as the Managing Director, commercial director or manager of Slinsgby Engineering Ltd, HMB Subwork Ltd, Star Offshore Services Ltd, Cunard Steamship Co Ltd and Offshore Marine Ltd. Mr. Beveridge has an engineering degree from Trinity College, Cambridge.

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

Yasuhiro Fukuda has served on our board of directors since April 2023. Mr. Fukuda has served as the General Manager, Offshore Business Group, for NYK since April 2023 and from April 2022 until March 2023 was Deputy General Manager of NYK’s Offshore Business Group. Mr. Fukuda joined NYK in 1996 and until 2004 he served in the Car Carrier division and the Corporate Planning division in Japan. In 2005, Mr. Fukuda joined the LNG group and from 2015 to 2018 he acted as Manager of the Capesize Bulker Group. Mr. Fukuda graduated from the University of Kyoto, Faculty of Law.

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

Derek Lowe became our and KNOT UK’s Chief Executive Officer and Chief Financial Officer in September 2023. Mr. Lowe joined us from Telford Offshore, a provider of accommodation, construction and pipelay in the global offshore energy services industry. He served as the Group Company Secretary of Telford Offshore since its formation in 2018, having provided consultancy services to its predecessor since 2015. Mr. Lowe worked from 2011 to 2015 for the debt capital markets group of Pareto Securities, and from 1994 to 2010 for the equity capital markets group of UBS. Mr. Lowe holds a degree in Mathematics from Oxford University and is an experienced charity trustee, with interests in national level sport and the local Church of England.

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

Executive Compensation

Pursuant to the administrative services agreement, Derek Lowe, as an officer of KNOT UK, provides executive officer functions for our benefit. From June 2019 until September 2023, Mr. Gary Chapman provided these same administrative services under the administartive services agreement. Mr. Lowe is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2023, we incurred total costs, expenses and fees under this agreement of $1,455,984 (which includes $885,954 that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Chapman entered into an employment agreement with KNOT UK effective June 1, 2019. Pursuant to the employment agreement, Mr. Chapman served as KNOT UK’s Chief Executive Officer and Chief Financial Officer and was based in London. His annualized base salary was 267,120 British Pounds. In addition, the employment agreement also provided for a discretionary annual bonus (as determined by the board of directors of KNOT UK). The employment agreement includes post-termination restrictive covenants prohibiting Mr. Chapman from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2023, Mr. Chapman received $249,689 in total compensation.

Mr. Lowe entered into an employment agreement with KNOT UK effective August, 28, 2023. Pursuant to the employment agreement, Mr. Lowe has, since September 13, 2023, served as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 252,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK). Mr. Lowe’s employment may be terminated on 6 months’ prior written notice by either Mr. Lowe or KNOT UK. In addition, Mr. Lowe’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Lowe on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Lowe from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2023, Mr. Lowe received $103,943 in total compensation.

Compensation of Directors

Each director receives compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2023, each of our directors and our Chairman received aggregate compensation of $95,000. During the year ended December 31, 2023, members of the audit and conflicts committees each received a committee fee of $12,000, or $15,000 for the member serving as the Chairman of each such committee. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, Richard Beyer, Yasuhiro Fukuda , Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Beyer and Mr. Fukuda have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2026. Mr. Beveridge is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2027. Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2024. Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2025. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2023, we directly employed one onshore employee and no seagoing employees, however through subsidiaries and affiliated companies, we employed approximately 837 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

Other than those common units, Class B Units and Series A Preferred Units in which Trygve Seglem may be deemed to share beneficial ownership, as of April 11, 2024, there were no common units, Class B Units or Series A Preferred Units beneficially owned by our current directors or executive officer. Please read “Item 7. Major Unitholders and Related Party Transactions—Major Unitholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership of our common units as of April 11, 2024 by each person that we know to own, or beneficially own, more than 5.0% of our common units. The number of units beneficially owned by each party is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units
	Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	10,009,539	29.2%
Offshore Merchant Partners Asset Yield Fund L.P.(2)	2,579,166	7.0%
Invesco Ltd.(3)	1,776,804	5.2%
(1)	KNOT is a joint venture between TSSI and NYK Europe, each of which owns a 50% interest in KNOT. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding AS (“Seglem Holding”), of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the common units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.83% general partner interest held by the Partnership’s general partner. Included in the number of common units beneficially owned are 257,916 common units, which represent the common units into which the 208,333 Series A Preferred Units beneficially owned were convertible at April 11, 2024, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. Common units issuable upon conversion of the Class B Units are not included in the number of common units beneficially owned.
(2)	Offshore Merchant Partners Asset Yield Fund L.P. (“OMP”) has shared voting and dispositive power as to 2,579,166 common units. This represents 2,579,166 common units into which the 2,083,333 Series A Preferred Units owned by OMP AY Preferred Limited were convertible as of April 11, 2024, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. This information is based on the Schedule 13G/A filed by OMP on February 20, 2024.
(3)	Invesco Ltd. has sole voting power and dispositive power as to 1,776,804 common units. This information is based on the Schedule 13G filed by Invesco Ltd. on February 12, 2021.

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

As of April 11, 2024, we had 3,541,666 Series A Preferred Units issued and outstanding, of which 2,083,333 units, 1,250,000 units and 208,333 units are held by OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and KNOT, respectively.

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

As of April 11, 2024, we had 252,405 Class B Units outstanding, all of which were held by KNOT.

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of 28.4% of our common units as of April 11, 2024.

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

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. As of April 11, 2024, 252,405 Class B Units remain outstanding.

Bodil Knutsen Charter with Knutsen Shuttle Tankers Pool AS

In May 2021, our subsidiary that owns the Bodil Knutsen entered into a rolling one-month time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, at a reduced charter rate that expired on March 7, 2023, at which time it entered into a new time charter to Knutsen Shuttle Tankers Pool AS on a fixed-term basis at the same reduced charter rate. The term of this time charter was extended to April 2024, or such time as the vessel would be delivered to Equinor, if earlier. Bodil Knutsen was delivered to Equinor on March 27, 2024.

Hilda Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On September 3, 2022, our subsidiary that owns the Hilda Knutsen entered into a time charter contract with Knutsen Shuttle Tankers Pool AS at a reduced charter rate. Following an extension, this charter expires in January 2025 unless terminated by either party on giving not less than 30 days’ notice.

Torill Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On March 1, 2023, our subsidiary that owns the Torill Knutsen entered into a time charter contract with Knutsen Shuttle Tankers Pool AS at a reduced charter rate. Following an extension, this charter expires in January 2025 unless terminated by either party on giving not less than 30 days’ notice.

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

The administrative services agreement may be terminated by any party upon 90 days’ notice for any reason. Under the administrative services agreement, Derek Lowe, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Lowe is responsible for our day-to-day management, subject to the direction of our board of directors. Our board of directors has the ability to terminate the arrangement with KNOT UK regarding the provision of executive officer services to us with respect to Mr. Lowe at any time in its sole discretion.

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

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen, the Synnøve Knutsen, the Recife Knutsen and the Fortaleza Knutsen, which as at December 31, 2023 operate under time charters, is subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. As at December 31, 2023, the Dan Sabia operates under a bareboat charter, as also did the Recife Knutsen, the Fortaleza Knutsen and the Dan Cisne until the expiry of their relevant charters in March 2023, August 2023 and December 2023 respectively. Under a bareboat charter, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels is (or, as the case may be during the subsistence of a bareboat charter, was) subject to management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee. Please read “—Management and Administration Agreements”.

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

Annual management fee.Pursuant to each of the technical management agreements, each of the vessel-owning entities paid a fee of $0.74 million per year for 2023 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2024 has been set at $0.78 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

Term. Each of the technical management agreements for the Windsor Knutsen and the Bodil Knutsen continues indefinitely until terminated by either party after giving three months’ written notice. Each of the technical management agreements for the Fortaleza Knutsen, the Recife Knutsen, the Dan Cisne, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen and the Synnøve Knutsen continues indefinitely until terminated by either party after giving six months’ notice.

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

Management and Administration Agreements

During 2023, the Recife Knutsen (until August 2023), the Fortaleza Knutsen (until March 2023), the Dan Cisne (until December 2023) and the Dan Sabia, operated under bareboat charters and, as a result, the customer was responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels was subject to management and administration agreements, pursuant to which the subsidiaries that own and operate these vessels paid an annual fee in 2023 of $0.08 million per vessel for the Recife Knutsen and the Fortaleza Knutsen and an annual fee in 2023 of $0.04 million per vessel for the Dan Sabia and the Dan Cisne to either KNOT Management or KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual fee for 2024 has been set at $0.04 million for the Dan Sabia. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements in respect of the Dan Sabia continue indefinitely until terminated by either party after giving three months’ written notice. The management and administration agreements also may be terminated by the owner or manager on terms similar to the technical management agreements.

Courses for Crew and Crewing Services

Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers, and as part of the seafarers competence training program the Partnership has purchased courses for seafarers on the vessels on time charter contracts. The cost is course fees for seafarers. We paid approximately $0.2 million in total fees with respect to this arrangement for the year ended December 31, 2023. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on our vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel. We paid approximately $0.2 million in total fees with respect to this arrangement for the year ended December 31, 2023.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2023 and included in the consolidated financial statements. Please read Note 19—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended
December 31,
(U.S. Dollars in thousands)	2023
Statement of Operations Data:
Time charter and bareboat revenues:	$28,682
Operating expenses(1)	27,769
Voyage expenses and commissions	70
General and administrative expenses:	1,955
Total income (expenses)	$(1,112)
(1)	Includes fees paid pursuant to the management and administration agreements, the technical management agreements, courses for crew, crew and crewing services.

Payables to KNOT and KOAS were $0.4 million and $1.7 million, respectively, for the year ended December 31, 2023. In addition, included in trade accounts payable, trading balances due to KOAS were $1.2 million and trading balances due to KNOT were $2.0 million for the year ended December 31, 2023.

During the scheduled drydocking of the Carmen Knutsen and the Torill Knutsen a ballast water treatment system was installed on the vessels. As of December 31, 2023, parts of the system had been purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $0.58 million.

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

Distributions to KNOT

We have declared and paid aggregate quarterly distributions of $1.1 million and $22.5 million to KNOT in respect of the years ended December 31, 2023 and 2022, respectively.

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

Our Cash Distribution Policy

On January 11, 2023, we reduced our quarterly common unit distributions on our common units to $0.026 per unit. The quarterly common unit distribution has remained at $0.026 since that time. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels and strengthen our balance sheet.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.
●	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
●	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended with the approval of a majority of the outstanding common units.
●	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
●	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.
●	Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of April 11, 2024, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.
●	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—Risk Factors” for a discussion of these factors.

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

During the year ended December 31, 2023, the aggregate amounts of cash distributions paid to common unitholders was $2.5 million.

Class B Units

The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are equal to or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. As of April 11, 2024, 252,405 Class B Units remain outstanding.

During the year ended December 31, 2023, the aggregate amounts of cash distributions paid to the holder of Class B Units was $nil.

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

During the year ended December 31, 2023, the aggregate amount of cash distributions paid to the holders of the Series A Preferred Units was $6.8 million.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”
(2)	Exchange Agreement, dated September 7, 2021, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—IDR Exchange.”
(3)	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS, as amended by Amendment No. 1, dated May 7, 2015, Amendment No. 2, dated November 28, 2018, Amendment No. 3, dated March 13, 2019 and Amendment No. 4 dated September 13, 2023. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”
(4)	Management and Administration Agreements with respect to each of the Fortaleza Knutsen, Recife Knutsen, Dan Cisne and Dan Sabia and Technical Management Agreements with respect to each of the other vessels in our fleet. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements” and “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements”, respectively.
(5)	Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$100 Million Hilda Loan Facility.”
(6)	Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$192.1 million Secured Loan Facility.”

(7)	Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$192.1 million Secured Loan Facility.”
(8)	Accession Letter, dated July 1, 2022, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$192.1 million Secured Loan Facility.”
(9)	Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(10)	Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(11)	Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$345 Million Term Loan Facility”
(12)	Memorandum of Agreement, dated June 20, 2022, between Knutsen Shuttle Tankers 15 AS and Four Land (Panama) S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Sale and Leaseback.”
(13)	Bareboat Charter, dated June 20, 2022, between Four Land (Panama) S.A. and Knutsen Shuttle Tankers 15 AS. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Sale and Leaseback.”
(14)	Term Loan Facility Agreement, dated June 2, 2023, among Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers XII AS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$240 Million Loan Facility .”
(15)	Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”
(16)	Service Agreement, dated August 3, 2023, between KNOT Offshore Partners UK LLC and Derek Lowe. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”
(17)	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016, the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017 and the Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017.
(18)	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto.

(19)	Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP.
(20)	Share Purchase Agreement, dated June 28, 2022, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Acquisition of the Synnøve Knutsen.”
(21)	At-the-Market Issuance Sales Agreement, dated November 2, 2023, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current-year or accumulated earnings and profits, as determined under U.S. federal income tax principles. If we make distributions to U.S. Holders in excess of our current-year and accumulated earnings and profits, the excess portion of those distributions will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to distributions that they receive from us. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income from third parties in the active conduct of a trade or business under the applicable rules.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, the Electing Holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which the Electing Holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits.

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

Marshall Islands Tax Consequences

Because we and our subsidiaries currently do not and assuming we and our subsidiaries continue not to carry on business or conduct transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law, unitholders that are neither citizens nor residents of the Marshall Islands and that do not maintain offices in nor carry on business or conduct transactions or operations in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to them as unitholders. In addition, such unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of the Marshall Islands to file Marshall Islands tax returns relating to their ownership of common units.

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

We have historically used interest rate swap contracts to manage our exposure to interest rate risks. Interest rate swap contracts were used to convert floating rate debt obligations based on LIBOR or SOFR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swap contracts are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swap contracts do not qualify for hedge accounting, and movements in their fair values are reflected in the statements of operations under “Realized and unrealized gain (loss) on derivative instruments.” Interest rate swap contracts that have a positive fair value are recorded as “Other current assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of December 31, 2023, we were party to interest rate swap contracts with a combined notional amount of approximately $426.5 million. Under the terms of the interest rate swap contracts, we receive LIBOR- or SOFR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.71% per annum and 2.90% per annum for all periods. The interest rate swap contracts mature between January 2024 and August 2027. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2023 are as follows:

	December 31, 2023
	Notional	Fair Value
(U.S. Dollars in thousands)	Amount	(liability)
Interest rate swap contracts	$426,507	$20,248

As of December 31, 2023 the Partnership’s net exposure to floating interest rate fluctuations was approximately $294.5 million based on total interest-bearing contractual obligations of $963.0 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $178.1 million, less interest rate swaps of $426.5 million and less cash and cash equivalents of $63.9 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.9 million on an annual basis as of December 31, 2023. Please read Note 10 — Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

As of December 31, 2023, we had not entered into any foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil production industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2023 and 2022, eleven and thirteen customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

As of December 31, 2023, we were in compliance with all covenants under our debt agreements.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2023.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2023.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young AS (PCAOB ID: 1572), an independent registered public accounting firm, as stated in its report which appears on page F-4 of our consolidated financial statements.

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

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2023 was Ernst & Young AS (PCAOB ID: 1572) Oslo, Norway.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2023 and 2022.

Fees Incurred by the Partnership for Ernst & Young AS’ Services:

	2023	2022
Audit Fees	$679,500	$598,344
Audit‑Related Fees	—	—
Tax Fees	—	3,720
	$679,500	$602,064

Audit Fees

Audit fees for 2023 and 2022 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees for 2023 and 2022 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

Tax fees for 2023 and 2022 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

The Partnership recognizes the critical importance of developing, implementing, and maintaining a robust cybersecurity risk management, strategy, and governance program in order to safeguard the confidentiality, integrity, and availability of Partnership systems and information.

Board Oversight of Cybersecurity Matters

The Partnership’s Board of Directors has established robust oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats.

In particular, the Board oversees the Partnership’s cybersecurity threats, risk management, strategy, and governance; receives updates from Partnership management regarding the same; and approves certain changes or adaptations that support the same.

Management of Cybersecurity Matters

The Partnership’s management assumes executive responsibility for assessing, identifying, and managing cybersecurity threats, incidents, and risks.

In particular, the Partnership’s Company Cyber Security Officer (CCSO) reports via the IT Manager to the Chief Executive Officer and Chairman of the Board. The CCSO plays a pivotal role in assessing and managing cybersecurity threats, incidents, and risks at the Partnership. Our CCSO holds a Bachelor degree in Information Technology and has 5 years’ experience in a cyber security role along with more than 10 years’ experience with the Partnership, KNOT and its affiliates. Our CCSO’s professional development is sustained through various courses and certifications within the IT and information security industry.

The CCSO is supported by other key members of Partnership management and dedicated information technology and security personnel and resources, both internally and from third parties. Collectively, these personnel and resources allow the Partnership to strategically integrate cybersecurity into its broader risk management framework and decision-making process.

The Partnership’s management has processes in place by which it is informed of and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and aligns its controls with industry-accepted frameworks, such as NSM Grunnprinsipper (the basic principles authorized by Norway’s National Security Authority), the NIST Cybersecurity Framework, the ISO/IEC 27001 standard, and the CIS Controls. These processes include, but are not limited to:

●	Maintaining an inventory of digital information and assets;
●	Maintaining a cyber incident response plan;
●	Employing incident prevention and detection software and safeguards (e.g., antivirus, anti-malware, firewall, endpoint detection and response, identity and access management, multifactor authentication, virtual private network, web content filter, spam filter, data loss protection software, security information and event management software);
●	Employing industry-standard encryption protocols where appropriate;
●	Employing backup/disaster recovery software where appropriate;
●	Conducting regular vulnerability scans and penetration tests of Partnership systems and networks;
●	Employing a patch management process;
●	Requiring employees to complete a Cybersecurity Awareness Program;
●	Conducting regular phishing simulations and tabletop exercises to test sufficiency of and adherence to Partnership cybersecurity policies and procedures; and
●	Reviewing and evaluating new developments in the cyber threat landscape.

Engagement of Third Parties on Risk Management

The Partnership leverages the cybersecurity expertise, insight, and resources of various external third parties, including but not limited to cybersecurity service providers, assessors, consultants, auditors, and other third parties engaged on an as-needed basis. The Partnership engages with these third parties to perform audits, threat and vulnerability assessments, incident response plan testing, Partnership monitoring of cybersecurity risks, and consultation on security enhancements.

Managing Third Party Risk

The Partnership recognizes the risks associated with the use of vendors, service providers, and other third parties that provide information system services to it, process information on its behalf, or has access to the Partnership’s information systems, and Partnership management has processes in place to oversee and identify material cybersecurity risks associated with its use of such third parties. These processes include, but are not limited to:

●	Maintaining an inventory of third-party vendors engaged by the Partnership;

●	Maintaining a vendor management policy that addresses vendor cybersecurity standards, testing, and enforcement;
●	Contractually requiring third-party vendors to employ reasonable security measures when accessing Partnership systems or handling Partnership information and to maintain appropriate cybersecurity insurance;
●	Implementing access controls that restrict third-party vendor access to only those Partnership systems and information which are necessary to perform the vendor’s service; and
●	Conducting audits of certain third-party vendor security practices.

Communicating and Reporting on Cybersecurity Matters

The IT Manager maintains ongoing dialogue with the CEO to ensure awareness of the Partnership’s cybersecurity posture and developments, including but not limited to new threats, incidents, risks, risk management solutions, tools, trainings, strategy pivots, or governance changes.

Furthermore, the IT Manager reports to the Board regarding significant developments in the above topics. This ensures the Board is equipped with information to exercise oversight on critical cybersecurity issues.

Material Impact on Partnership

Thus far, to the Partnership’s knowledge, the Partnership’s business strategy, operations, or financial condition have not been materially affected by, and are not likely to be materially affected by, any largescale cybersecurity threats or incidents.

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
1.2

Fourth Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of September 10, 2021 (incorporated by reference to Exhibit 3.2 of the registrant’s Report on Form 8-A/A filed on September 10, 2021)

2.1

Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2021 filed on March 7, 2022)

4.1

Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2013 filed on April 15, 2014)

4.2

Exchange Agreement, dated September 7, 2021, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 7, 2021)

4.3

Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.4

Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.5

Amendment No. 2 to the Administrative Services Agreement, dated November 28, 2018, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.6

Amendment No. 3 to the Administrative Services Agreement, dated March 13, 2019, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.5 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.7

Amendment No. 4 to the Administrative Services Agreement, dated September 6, 2023, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on September 11, 2023)

4.8*	Form of Ship Management Agreement, dated May 13, 2014, between KNOT Shuttle Tankers 21 AS and KNOT Management Denmark AS,
4.9*	Form of Ship Management Agreement, dated December 8, 2023, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS,

Exhibit Number	Description
4.10

Loan Agreement, dated March 31, 2017, among Knutsen Shuttle Tankers 14 AS, as borrower, and Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, as lender (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on August 10, 2017)

4.11

Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.22 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.12

Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. (incorporated by reference to Exhibit 4.23 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.13

Accession Letter, dated July 1, 2022, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. (incorporated by reference to Exhibit 4.17 to the registrant’s report in Form 20-F filed on March 30, 2023)

4.14

Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021 (incorporated by reference to Exhibit 4.24 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.15+

Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. (incorporated by reference to Exhibit 4.25 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 filed on March 18, 2021)

4.16

Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 2, 2021)

4.17

Memorandum of Agreement, dated June 20, 2022, between Knutsen Shuttle Tankers 15 AS and Four Land (Panama) S.A. (incorporated by reference to Exhibit 4.2 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.18†

Bareboat Charter, dated June 20, 2022, between Four Land (Panama) S.A. and Knutsen Shuttle Tankers 15 AS (incorporated by reference to Exhibit 4.3 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.19

Term Loan Facility Agreement, dated June 2, 2023, among Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers XII AS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 11, 2023)

4.20

Employment Agreement, dated March 12, 2019, between KNOT Offshore Partners UK LLC and Gary Chapman (incorporated by reference to Exhibit 4.25 of the registrant’s Annual Report on Form 20-F for fiscal year ended December 31, 2018 filed on April 10, 2019)

4.21

Service Agreement, dated August 3, 2023, between KNOT Offshore Partners UK LLC and Derek Lowe (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on September 11, 2023)

4.22

Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 6, 2016)

4.23

Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.24

First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.25

Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017, between KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on May 17, 2017)

Exhibit Number	Description
4.26

Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 30, 2017)

4.27

Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.28

Share Purchase Agreement, dated June 28, 2022, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS (incorporated by reference to Exhibit 4.1 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.29

At-the-Market Issuance Sales Agreement, dated November 2, 2023, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.1 to the registrant’s report on Form 6-K filed on November 2, 2023)

8.1*	Subsidiaries of KNOT Offshore Partners LP
12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer
15.1*	Consent of Independent Registered Public Accounting Firm
97.1*	KNOT Offshore Partners LP Policy for the Recovery of Erroneously Awarded Compensation
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
†	Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP

By:	/s/ DEREK LOWE
	Name:	Derek Lowe
	Title:	Chief Executive Officer and Chief Financial Officer

Date: April 11, 2024

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP (the Partnership) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 11, 2024, expressed an unqualified opinion thereon.

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

Vessel impairment
Description of the Matter

The carrying value of the Partnership’s vessels was $1,493 million as of December 31, 2023. As explained in Notes 2(n) and 21 to the consolidated financial statements, the Partnership assesses vessels for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If impairment indicators are identified, the Partnership compares the undiscounted cash flows expected to be generated by that vessel to the carrying value (recoverability test). If the carrying value of the vessel is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. During the year ended December 31, 2023, the Partnership recognized an impairment loss of $49.6 million to write down two vessels’ carrying value to its estimated fair value. Auditing the Partnership’s measurement of the impairment loss was complex due to the significant estimation uncertainty and judgement in forecasting the future cash flows of the vessels. Specifically, these cash flow estimates are sensitive to significant assumptions including the discount rate, estimation of daily charter rates, vessel utilization and the costs of future drydockings.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Partnership’s impairment assessment process, including controls over management’s review of the significant assumptions described above.

To audit the recoverability test, we performed audit procedures that included, among others, analyzing management’s recoverability test by comparing the methodology used against accounting guidance under ASC 360 and practices common in the industry. We tested the reasonableness of estimated daily charter rates by comparing them to charter rates obtained in the past, third party analyst reports developed by independent market research firms, recent shuttle tanker tender activity undertaken by the Partnership and historical charter rate information. We tested the source information underlying the calculation as well as the mathematical accuracy of the model. We involved our valuation specialists to assist in developing a range of independent discount rate estimates and compared those to the discount rate selected by management.

We assessed whether the vessel utilization assumptions were reasonable based on historical utilization of the Partnership’s vessels. We also reviewed market reports and analyzed how the economic factors such as future demand and supply for shuttle tankers have been incorporated in the charter rates. We compared the estimated costs of future drydocking estimates to budgets and to historical drydocking costs adjusted for factors such as inflation and planned future installations. We also assessed the adequacy of the vessel impairment disclosures as included in Note 2(n), Note 14 and Note 21 of the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Partnership’s auditor since 2013.

Oslo, Norway

April 11, 2024

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited KNOT Offshore Partners LP’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, KNOT Offshore Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Partnership and our report dated April 11, 2024 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway

April 11, 2024

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations

For the Years Ended December 31, 2023, 2022 and 2021

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
	2023	2022	2021
Operating revenues: (Notes 2(e), 5, 6 and 19)
Time charter and bareboat revenues	$277,084	$262,797	$269,306
Voyage revenues	8,849	4,689	—
Loss of hire insurance recoveries (Notes 2(t) and 8)	2,840	758	11,450
Other income	1,943	341	373
Total revenues (Notes 2(e), 5, 6, 8 and 19)	290,716	268,585	281,129
Operating expenses:
Vessel operating expenses (Notes 2(e) and 19)	93,351	86,032	72,114
Voyage expenses and commission	5,536	2,814	—
Depreciation (Note 14)	110,902	107,419	99,559
Impairment (Notes 2(n), 14 and 21)	49,649	—	29,421
General and administrative expenses	6,142	6,098	6,461
Total operating expenses	265,580	202,363	207,555
Operating income (loss)	25,136	66,222	73,574
Finance income (expense): (Notes 2(f) and 19)
Interest income	3,468	822	2
Interest expense (Note 9(a))	(72,070)	(42,604)	(28,065)
Other finance expense (Note 9(b))	(589)	(628)	(1,011)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	5,369	35,510	9,960
Net gain (loss) on foreign currency transactions	(237)	220	(96)
Total finance expense	(64,059)	(6,680)	(19,210)
Income (loss) before income taxes	(38,923)	59,542	54,364
Income tax benefit (expense) (Notes 2(r) and 18)	4,595	(875)	(488)
Net income (loss)	$(34,328)	$58,667	$53,876
Series A Preferred unitholders’ interest in net income (loss)	$6,800	$6,800	$6,900
General Partner’s interest in net income (loss)	(760)	951	862
Limited Partners’ interest in net income (loss)	(40,368)	50,916	46,114
Earnings per unit (Basic): (Note 22)
Common unit (basic)	$(1.19)	$1.48	$1.38
Class B unit (basic)	$—	$1.48	$2.62
General Partner unit (basic)	$(1.19)	$1.48	$1.38
Earnings per unit (Diluted): (Note 22)
Common unit (diluted)	$(1.19)	$1.48	$1.38
Class B unit (diluted)	$—	$1.48	$2.62
General Partner unit (diluted)	$(1.19)	$1.48	$1.38

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2023, 2022 and 2021

(U.S. Dollars in thousands)

	Year Ended December 31,
	2023	2022	2021
Net income (loss)	$(34,328)	$58,667	$53,876
Other comprehensive income, net of tax	—	—	—
Comprehensive income (loss)	$(34,328)	$58,667	$53,876

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2023 and 2022

(U.S. Dollars in thousands)

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2023	2022
ASSETS
Current assets:
Cash and cash equivalents (Notes 2(g) and 11)	$63,921	$47,579
Amounts due from related parties (Note 19(c))	348	1,998
Inventories (Notes 2(i) and 13)	3,696	5,759
Derivative assets (Notes 2(q), 10 and 11)	13,019	15,070
Other current assets (Notes 2(j), 12(a) and 12(b))	8,795	15,528
Total current assets	89,779	85,934

Long-term assets:
Vessels, net of accumulated depreciation (Notes 2(k), 2(l), 2(m), 14 and 19(a))	1,492,998	1,631,380
Right-of-use assets (Notes 2(l) and 6)	2,126	2,261
Deferred tax assets (Notes 2(r) and 18)	4,358	—
Derivative assets (Notes 2(q), 10 and 11)	7,229	14,378
Total Long-term assets	1,506,711	1,648,019
Total assets	$1,596,490	$1,733,953

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 19(d))	$10,243	$4,268
Accrued expenses (Note 16)	14,775	10,651
Current portion of long-term debt (Notes 11 and 17)	98,960	369,787
Current lease liabilities (Note 6)	982	715
Income taxes payable (Notes 2(r) and 18)	44	699
Current portion of contract liabilities (Notes 2(o) and 15(b))	—	651
Prepaid charter (Note 2(s))	467	1,504
Amount due to related parties (Note 19(c))	2,106	1,717
Total current liabilities	127,577	389,992

Long-term liabilities:
Long-term debt (Notes 2(p), 11 and 17)	857,829	686,601
Lease liabilities (Note 6)	1,144	1,546
Deferred tax liabilities (Notes 2(r) and 18)	127	424
Deferred revenues (Note 2(e))	2,336	3,178
Total long-term liabilities	861,436	691,749
Total liabilities	989,013	1,081,741
Commitments and contingencies (Notes 2(t) and 20)
Series A Convertible Preferred Units (Notes 22 and 23)	84,308	84,308
Equity:
Partners’ capital:
Common unitholders: 34,045,081 units issued and outstanding at December 31, 2023 and 2022, respectively	510,013	553,922
Class B unitholders: 252,405 units issued and outstanding at December 31, 2023 and 2022, respectively	3,871	3,871
General partner interest: 640,278 units issued and outstanding at December 31, 2023 and 2022, respectively	9,285	10,111
Total partners’ capital	523,169	567,904
Total liabilities and equity	$1,596,490	$1,733,953

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners’ Capital

For the Years Ended December 31, 2023, 2022 and 2021

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at December 31, 2020	$597,390	$—	$10,895	$—	$608,285	$89,264
Net income	45,466	648	862	—	46,976	6,900
Conversion of preferred units to common units	4,856	—	—	—	4,856	(4,856)
Net proceeds from issuance of General Partner units	—	—	451	—	451	—
IDR Exchange	(10,079)	10,463	(384)	—	—	—
Net proceeds from ATM program	525	—	—	—	525	—
Conversion of Class B to common units (1)	1,308	(1,308)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,704)	(350)	(1,332)	—	(72,386)	(7,000)
Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income	50,297	619	951	—	51,867	6,800
Conversion of Class B to common units (1)	5,238	(5,238)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,375)	(963)	(1,332)	—	(72,670)	(6,800)
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income (loss)	(40,368)	—	(760)	—	(41,128)	6,800
Conversion of Class B to common units (1)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(3,541)	—	(66)	—	(3,607)	(6,800)
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of December 31, 2021, 84,135 of the Class B Units had been converted to common units. As of December 31, 2022, 420,675 of the Class B Units had been converted to common units. As of December 31, 2023, 420,675 of the Class B Units had been converted to common units.

The accompanying notes are an integral part of these financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023, 2022 and 2021

(U.S. Dollars in thousands)

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	2021
OPERATING ACTIVITIES
Net income (loss) (1)	$(34,328)	$58,667	$53,876
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	110,902	107,419	99,559
Impairment	49,649	—	29,421
Amortization of contract intangibles / liabilities	(651)	(1,442)	(912)
Amortization of deferred revenue	(467)	—	—
Amortization of deferred debt issuance cost	2,503	2,692	3,519
Drydocking expenditure	(19,375)	(17,614)	(4,235)
Income tax expense	(4,595)	875	488
Income taxes paid	(665)	(422)	(83)
Unrealized (gain) loss on derivative instruments	9,200	(38,490)	(20,054)
Unrealized (gain) loss on foreign currency transactions	67	49	13
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	1,650	723	3,058
Decrease (increase) in inventories	2,139	(2,163)	(653)
Decrease (increase) in other current assets	6,735	(9,689)	(117)
Decrease (increase) in accrued revenue	—	1,450	1,418
Increase (decrease) in trade accounts payable	5,867	251	18
Increase (decrease) in accrued expenses	4,125	3,528	1,048
Increase (decrease) prepaid charter	(1,504)	(4,682)	763
Increase (decrease) in amounts due to related parties	389	(210)	(716)
Net cash provided by operating activities	131,641	100,942	166,411

INVESTING ACTIVITIES
(additions) to vessel and equipment	(2,779)	(3,309)	(11,536)
Acquisition of Synnøve Knutsen (net of cash acquired)	—	(32,205)	—
Net cash used in investing activities	(2,779)	(35,514)	(11,536)

FINANCING ACTIVITIES
Proceeds from long-term debt	250,000	167,000	444,300
Repayment of long-term debt	(349,642)	(166,609)	(505,822)
Payment of debt issuance cost	(2,461)	(889)	(5,215)
Cash distributions	(10,407)	(79,470)	(79,386)
Net proceeds from issuance of General Partner units	—	—	451
Net proceeds from public offering	—	—	525
Net cash used in financing activities	(112,510)	(79,968)	(145,147)
Effect of exchange rate changes on cash	(10)	(174)	(18)
Net increase (decrease) in cash and cash equivalents	16,342	(14,714)	9,710
Cash and cash equivalents at the beginning of the period	47,579	62,293	52,583
Cash and cash equivalents at the end of the period	$63,921	$47,579	$62,293
(1)	Included in net income is interest paid amounting to $69.3 million, $37.3 million and $25.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

As of December 31, 2023, the Partnership had a fleet of eighteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen and the Synnøve Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2024 and 2027. Please see Note 6—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any debt or equity financings, including net proceeds from sales under its ATM program. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows, working capital requirements and ongoing obligations under the Partnership’s lease obligations and financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units assuming the Partnership is able to timely refinance its maturing credit facilities on similar terms as its existing facilities. Accordingly, as of April 11, 2024, the Partnership believes that its current resources are sufficient to meet working capital requirements and other cash requirements for its current business for at least the next twelve months. See Note 17—Long-Term Debt.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany balances and transactions are eliminated on consolidation.

The consolidated financial statements include the financial statements of the entities listed in Note 4—Subsidiaries

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

Dependent on the facts and circumstances, the assessment of a transaction may be considered the acquisition of an asset, when substantially all of the fair value of assets acquired is concentrated in a single identifiable asset, rather than a business combination. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquisition related costs are capitalized as a component of the assets acquired. See Note 24—Acquisitions.

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

In connection with the installation of the volatile organic compound emissions (“VOC”) control equipment on the Bodil Knutsen, the Partnership is receiving a grant to compensate for expenses incurred in relation to the retrofit of the vessel, the installation of the equipment and maintenance and operation of the unit. These grants or contributions are recorded as deferred revenue when they are received. The deferred revenue is recognized as other income over the useful life of the related asset.

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

(f) Financial Income (Expense)

Other finance expenses include external bank fees and commitment fees paid on undrawn revolving credit facility.

(g) Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(h) Trade Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. Time charter and bareboat charter contracts require customers to pay in advance of the period of hire.

The allowance for expected credit losses is the Partnership’s best estimate of the expected credit losses over the remaining lives of the assets. Expected credit losses are estimated using historical credit loss experience, relevant available information, from internal and external sources, relating to current conditions and reasonable and supportable forecasts of economic conditions impacting the collectability of the assets. There was no allowance for expected credit loss or amounts written off against the allowance as of December 31, 2023, 2022 and 2021.

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

(n) Impairment of Long-Lived Assets

Vessels and equipment, vessels under construction and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Partnership first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. See Note 21—Impairment of Long - Lived Assets.

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

The unfavorable contractual rights for charters associated with Fortaleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight-line basis over the 12 years’ contract period that expired in March 2023 and August 2023, respectively.

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

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements based on U.S. GAAP guidance. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense.

(s) Prepaid Charter

Under terms of the time charters and bareboat charters, the customer pays for the month’s charter the first day of each month that is recorded as prepaid charter revenues.

(t) Commitments, Contingencies and Insurance Proceeds

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 20—Commitments and Contingencies

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are considered gain contingencies, which are generally recognized when the proceeds are received.

(u) Fair Value Measurements

The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Partnership determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date
●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(v) Recently Adopted Accounting Standards

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The update provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to de-designate the relationship.

The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The FASB included a sunset provision within Topic 848 based on expectations of when the LIBOR would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (“FCA”) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022 - 12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-months tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because of the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in Update 2022-06 defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. Although the Partnership does not apply hedge accounting, the Partnership has debt and interest rate swaps that reference LIBOR. The Partnership has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which the Partnership is a party.

Commencing January 1, 2023, all new contracts that the Partnership has or will enter into, are or will be based on an alternative reference rate, the Secured Overnight Financing Rate (“SOFR”). For certain existing contracts that reference LIBOR, the Partnership has entered into amendments to contracts affected by reference rate reform, and the Partnership will continue to assess remaining contracts prospectively, applying the optional expedients and exceptions where available.

(w) New Accounting Standards Not Yet Adopted

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with KNOT’s transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT Offshore Partners UK LLC (“KNOT UK”) its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This was accounted for as a capital contribution by KNOT to the Partnership.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”), which entitled KNOT to increasing percentages of the cash the Partnership distributed in excess of $0.43125 per unit per quarter.

(iii)	The Partnership issued 349,694 general partner units to the General Partner representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs were expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) were used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The remainder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

●	An Administrative Services Agreement with KNOT UK, pursuant to which:
●	KNOT UK agreed to provide to the Partnership administrative services; and
●	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);
●	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;
●	A Contribution and Sale Agreement with KNOT pursuant to which the Partnership acquired the entities that comprised its initial fleet;
●	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and
●	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:
●	To what extent the Partnership and KNOT may compete with each other;
●	The Partnership’s option to purchase the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT;
●	Certain rights of first offer on shuttle tankers operating under charters of five or more years;
●	The provision of certain indemnities to the Partnership by KNOT; and

●	KNOT’s guarantee of the payment of the hire rate under the original Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2023.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding Company
KNOT Shuttle Tankers AS	Norway	Holding Company
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers XII AS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 20 AS	Norway	Owner of the Dan Cisne
KNOT Shuttle Tankers 21 AS	Norway	Owner of the Dan Sabia
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen
Knutsen Shuttle Tankers 19 AS	Norway	Owner of the Raquel Knutsen
KNOT Shuttle Tankers 24 AS	Norway	Owner of the Tordis Knutsen
KNOT Shuttle Tankers 25 AS	Norway	Owner of the Vigdis Knutsen
KNOT Shuttle Tankers 26 AS	Norway	Owner of the Lena Knutsen
KNOT Shuttle Tankers 32 AS	Norway	Owner of the Brasil Knutsen
KNOT Shuttle Tankers 30 AS	Norway	Owner of the Anna Knutsen
KNOT Shuttle Tankers 34 AS	Norway	Owner of the Tove Knutsen
KNOT Shuttle Tankers 35 AS	Norway	Owner of the Synnøve Knutsen

5) Significant Risks and Uncertainties Including Business and Credit Concentrations

The Partnership’s operational results are dependent on the worldwide market for shuttle tankers and the ability of the Partnership to timely enter into customer charters. Market conditions for shipping activities are typically volatile, and, as a consequence, the hire rates the Partnership may be able to achieve might vary over time. The market today is mainly dependent upon four factors: the supply of vessels, the demand for vessels and oil, the long-term oil price outlook and overall growth in the world economy. The general supply of vessels is impacted by the number of newbuilds, the removal of older vessels from the market and legislation that may limit the use of older vessels or new standards for vessels used in specific trades.

As of December 31, 2023, all of the Partnership’s Vessel crews, which are employed through KOAS were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its trade receivables during the years ended December 31, 2023, 2022 and 2021.

The following table presents time charter and bareboat revenues and percentage of revenues for material customers that accounted for 10% and more of the Partnership’s revenues during the years ended December 31, 2023, 2022 and 2021. All of these customers are subsidiaries of major international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2023		2022		2021
Eni Trading and Shipping S.p.A.	$—	0%	$36,256	14%	$43,823	16%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	51,743	18%	45,975	17%	45,115	17%
Equinor ASA	36,563	13%	24,828	9%	17,897	7%
Repsol Sinopec Brasil, B.V., a subsidiary of Repsol Sinopec Brasil, S.A.	36,946	13%	37,571	14%	37,030	14%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	33,019	12%	12,546	5%	59,825	22%
Galp Sinopec Brasil Services BV	464	0%	16,621	6%	35,622	13%
KNOT	28,682	10%	19,220	7%	6,566	2%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	$41,030	14%	$25,352	9%	$—	0%

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

The following table presents the Partnership’s revenues by time charter, bareboat charters and other revenues for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	2021
Time charter revenues (service element included)	$246,670	$216,822	$224,191
Bareboat revenues	30,414	45,975	45,115
Total time charter and bareboat revenues	277,084	262,797	269,306
Other revenues (voyage revenues, loss of hire insurance recoveries and other income)	13,632	5,788	11,823
Total revenues	$290,716	$268,585	$281,129

See Note 2(l)—Right-of-use assets and lease liabilities.

As of December 31, 2023, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including the service element of time charters, but excluding unexercised customer option periods and excluding any contracted revenues signed after December 31, 2023):

(U.S. Dollars in thousands)
2024	$249,206
2025	205,864
2026	173,226
2027	71,040
2028 and thereafter	—
Total	$699,336

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

The Partnership’s fleet as of December 31, 2023 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract that expires in March 2026 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract that expires in August 2026 with Fronape International Company, a subsidiary of Transpetro;
●	the Bodil Knutsen, a shuttle tanker built in 2011 then operating under a time charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, which would expire on or around December 31, 2023, or at such time as the vessel is to be delivered to Equinor. The vessel commenced on a new time charter contract with Equinor on March 27, 2024. The new charter is for a fixed period of two years with options for the charterer to extend the charter by two further one-year periods;
●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter contract with Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), that expires in January 2025. In November 2021, the Partnership entered into a new time charter contract for the Windsor Knutsen with Equinor to commence in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods. The Partnership has now agreed with Equinor to substitute the Brasil Knutsen for the Windsor Knutsen, with the time charter contract otherwise remaining unchanged. In September 2023, the Partnership signed a new time charter contract for the Windsor Knutsen with an oil major to commence within the window from February 1, 2025 to May 1, 2025. The new time charter contract is for a fixed period of two years;
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2025, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”) with an option for the charterer to extend for a further one-year period;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a rolling charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, that expires in January 2025;
●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a rolling charter contract with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, that expires in January 2025;

●	the Dan Cisne, a shuttle tanker built in 2011 is being deployed on conventional tanker work while under assessment for upgrades suitable to shuttle tanker work in the North Sea;
●	the Dan Sabia, a shuttle tanker built in 2012 that is currently operating under a bareboat charter that expires in June 2024 with Transpetro;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 then operating under a time charter contract with Altera that expired on March 28, 2024. On March 28, 2024 the Ingrid Knutsen was redelivered from Altera, following which she has worked in the conventional tanker market. While she is due for delivery to Eni during April 2024 on three-years time charter contract, it is possible that commercial terms no less favourable to the Partnership may be agreed for an alternative delivery later in 2024.
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options to extend until June 2030;
●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter with Shell that expires in July 2027;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 then operating under a time charter with China Offshore Oil (Singapore) that expired on March 16, 2024, at which time the vessel was delivered to Shell to commence on a three-year time charter contract;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with Shell that expires in September 2027;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Petrorio Luxembourg Holding S.A.R.L. which expires in or around May 2025. The vessel will commence on a new time charter with Equinor in the third quarter of 2025 for a fixed period of two years, with options for the charterer to extend the charter by two further one -year periods;
●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with TotalEnergies that expires in April 2026 with an option for the charterer to extend for a further one-year period;
●	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in November 2027 with Equinor, with options to extend until November 2040; and
●	the Synnøve Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in February 2027 with Equinor, with options to extend until February 2042.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of December 31, 2023, the right-of-use asset and lease liability for operating leases was $2.1 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for 2023 was $0.8 million. As of December 31, 2023, the weighted average discount rate for the operating leases for the portfolio excluding Recife Knutsen was 7.2% and was 7.6% for the Recife Knutsen alone. The rate was determined using the expected incremental borrowing rate for a loan facility of similar term. As of December 31, 2023, the weighted average remaining lease terms are 2.1 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of December 31, 2023 is as follows:

(U.S. Dollars in thousands)
2024	1,100
2025	1,100
2026	92
2027	—
2028 and thereafter	—
Total	$2,292
Less imputed interest	166
Carrying value of operating lease liabilities	$2,126

7) Segment Information

The Partnership has one reportable segment, the shuttle tanker market. At December 31, 2023 the Partnership’s fleet operated under sixteen time charters and one bareboat charter. At December 31, 2022, the Partnership’s fleet operated under twelve time charters and four bareboat charters. See Note 5—Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the Partnership’s consolidated revenue. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

8) Insurance Proceeds

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are recognized when the proceeds are received. As of December 31, 2023 and 2022, the Partnership had open insurance claims for hull and machinery recoveries of $0.1 million and $2.1 million, respectively, which were recorded as part of Other current asset. See Note 12(b)—Other Current Asset.

As of December 31, 2021, loss of hire proceeds of $11.5 million related to the Windsor Knutsen, the Tove Knutsen and Tordis Knutsen were recognized as a component of the total revenues, since day rates are recovered under the terms of the policy.

As of December 31, 2022, loss of hire proceeds of $0.8 million related to the Vigdis Knutsen were recognized as a component of the total revenues, since day rates are recovered under the terms of the policy.

As of December 31, 2023, loss of hire proceeds of $2.8 million related to the Synnøve Knutsen, the Windsor Knutsen, the Lena Knutsen and the Tove Knutsen were recognized as a component of total revenues, since day rates are recovered under the terms of the policy.

9) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest expense as reported in the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	2021
Interest expense	$69,567	$39,912	$24,546
Amortization of debt issuance cost and fair value of debt assumed	2,503	2,692	3,519
Total interest expense	$72,070	$42,604	$28,065

(b) Other Finance Expense

The following table presents the components of other finance expense for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	2021
Bank fees, charges	$554	$294	$463
Commitment fees	35	334	548
Total other finance expense	$589	$628	$1,011

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

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into London Interbank Offered Rate (“LIBOR”)-based and Secured Overnight Financing Rate (“SOFR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR or SOFR. These swaps change a portion of the Partnership’s total variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR or SOFR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of December 31, 2023 and 2022, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $426.5 million and $451.2 million, respectively. As of December 31, 2023 and 2022, the carrying amount of the interest rate swap contracts was a net asset of $20.2 million and a net asset of $29.4 million, respectively. See Note 11—Fair Value Measurements.

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

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	2021
Realized gain (loss):
Interest rate swap contracts	$14,648	$(2,478)	$(10,094)
Foreign exchange forward contracts	(79)	(502)	—
Total realized gain (loss):	14,569	(2,980)	(10,094)
Unrealized gain (loss):
Interest rate swap contracts	(9,200)	38,490	20,054
Foreign exchange forward contracts	—	—	—
Total unrealized gain (loss):	(9,200)	38,490	20,054
Total realized and unrealized gain (loss) on derivative instruments:	$5,369	$35,510	$9,960

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2023		December 31, 2022
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Recurring:
Financial assets:
Cash and cash equivalents	$63,921	$63,921	$47,579	$47,579
Current derivative assets:
Interest rate swap contracts	13,019	13,019	15,070	15,070
Non-current derivative assets:
Interest rate swap contracts	7,229	7,229	14,378	14,378
Financial liabilities:
Non-current derivative liabilities:
Long-term debt, current and non-current	963,005	941,647	1,062,647	1,035,740

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $6.2 million and $6.3 million as of December 31, 2023 and 2022, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2023 and 2022 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2023 and 2022 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 2.0 years and 2.7 years, as of December 31, 2023 and 2022, respectively), (2) the notional amount of the swap contract (ranging from $2.6 million to $30.7 million as of December 31, 2023 and ranging from $3.6 million to $33.6 million as of December 31, 2022), discount rates interpolated based on relevant LIBOR or SOFR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% for the contracts as of December 31, 2023 and 2022).
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2023 and December 31, 2022:

		Fair Value Measurements
		at Reporting Date Using
		Quoted
		Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	31, 2023	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$63,921	$63,921	$—	$—
Current derivative assets:
Interest rate swap contracts	13,019	—	13,019	—
Non-current derivative assets:
Interest rate swap contracts	7,229	—	7,229	—
Financial liabilities:
Non-current derivative liabilities:
Long-term debt, current and non-current	$963,005	$—	$941,647	$—

		Fair Value Measurements
		at Reporting Date Using
		Quoted
		Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	31, 2022	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$47,579	$47,579	$—	$—
Current derivative assets:
Interest rate swap contracts	15,070	—	15,070	—
Non-current derivative assets:
Interest rate swap contracts	14,378	—	14,378	—
Financial liabilities:
Non-current derivative liabilities:
Long-term debt, current and non-current	$1,062,647	$—	$1,035,740	$—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of December 31, 2023 and December 31, 2022.

12) Trade Accounts Receivable and Other Current Assets

(a) Trade Accounts Receivable

Trade accounts receivable are presented as part of Other current assets, see Note 12(b)—Other Current Assets. Trade accounts receivable are presented net of provisions for expected credit loss. As of December 31, 2023 and 2022, there was no provision for expected credit loss.

(b) Other Current Assets

Other current assets consist of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Trade receivables	$4,882	$7,662
Trade receivables due from KNOT and affiliates (see Note 19 (d))	—	1,405
Insurance claims for recoveries (see Notes 8 and 20)	124	2,112
Refund of value added tax	1,254	1,173
Prepaid expenses	1,568	1,311
Other receivables	967	1,865
Total other current assets	$8,795	$15,528

13) Inventory

The following table presents the inventory as of December 31, 2023 and December 31, 2022:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Lubricating oil	$2,995	$3,245
Bunkers	701	2,514
Total inventory	$3,696	$5,759

14) Vessels and Equipment

	Vessels &	Accumulated	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	Impairment	Net Vessels
Vessels, December 31, 2021	$2,265,712	$(638,185)	$(29,421)	$1,598,106
Additions (1)	120,946	—	—	120,946
Drydock costs	19,747	—	—	19,747
Disposals	(17,790)	17,790	—	—
Depreciation and impairment for the period	—	(107,419)	—	(107,419)
Vessels, December 31, 2022	$2,388,615	$(727,814)	$(29,421)	$1,631,380
Additions	2,794	—	—	2,794
Drydock costs	19,375	—	—	19,375
Disposals	(12,350)	12,350	—	—
Depreciation and impairment for the period (2)	—	(110,902)	(49,649)	(160,551)
Vessels, December 31, 2023	$2,398,434	$(826,366)	$(79,070)	$1,492,998

As of December 31, 2023 and 2022, Vessels with a book value of $1,493 million and $1,631 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 17—Long-Term Debt.

(1)	On July 1, 2022, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 35 AS, the company that owns and operates the Synnøve Knutsen. This acquisition was accounted for as an acquisition of assets. See Note 24—Acquisitions.
(2)	The carrying values of the Dan Sabia and the Dan Cisne were written down to their estimated fair values as of June 30, 2023.

See Note 21—Impairment of Long - Lived Assets.

Drydocking activity for the years ended December 31, 2023 and 2022 is summarized as follows:

(U.S. Dollars in thousands)	At December 31, 2023	At December 31, 2022
Balance at the beginning of the year	$24,595	$13,458
Costs incurred for dry docking	19,375	17,614
Costs re-allocated to drydocking due to change of contract	7,849	—
Costs allocated to drydocking as part of acquisition of asset	—	2,133
Drydock amortization	(11,232)	(8,610)
Balance at the end of the year	$40,587	$24,595

15) Intangible Assets and Contract Liabilities

(a) Intagible Assets

	Above market	Above market
	time charter	time charter	Total
(U.S. Dollars in thousands)	Tordis Knutsen	Vigdis Knutsen	intangibles
Intangibles, December 31, 2021	$—	$75	$75
Additions	—	—	—
Amortization for the year	—	(75)	(75)
Intangibles, December 31, 2022	$—	$—	$—
Additions	—	—	—
Amortization for the period	—	—	—
Intangibles, December 31, 2023	$—	$—	$—

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

(b) Contact Liabilities

The unfavorable contractual rights for charters associated with Fortaleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of the acquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on a straight-line basis over the 12 years’ contract period that expired in March 2023 and August 2023, respectively.

		Amortization		Amortization
		for the year		for the year
	Balance of	ended	Balance of	ended	Balance of
	December 31,	December 31,	December 31,	December 31,	December 31,
(U.S. Dollars in thousands)	2021	2022	2022	2023	2023
Contract liabilities:
Unfavourable contract rights	$(2,169)	$1,518	$(651)	$651	$—
Total amortization income		$1,518		$651

Accumulated amortization for contract liabilities was $18.3 million and $17.6 million as of December 31, 2023 and 2022, respectively.

16) Accrued expenses

The following table presents accrued expenses as of December 31, 2023 and December 31, 2022:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Operating expenses	$3,025	$1,125
Interest expenses	5,032	4,805
Other expenses	6,718	4,721
Total accrued expenses	$14,775	$10,651

17) Long-Term Debt

Long-term debt as of December 31, 2023 and 2022, consisted of the following:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2023	2022
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$288,534	$313,630
$320 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	—	192,021
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	222,264	—
$55 million revolving credit facility with DNB		—	55,000
Hilda loan facility	Hilda Knutsen	60,000	66,154
$172.5 million loan facility	Dan Cisne, Dan Sabia	10,370	31,739
$192.1 million loan facility	Tove Knutsen, Synnøve Knutsen	153,702	162,808
$25 million revolving credit facility with NTT		25,000	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	79,070	84,247
Torill Sale & Leaseback	Torill Knutsen	99,065	107,048
Total long-term debt		$963,005	$1,062,647
Less: current installments		101,010	371,906
Less: unamortized deferred loan issuance costs		2,050	2,119
Current portion of long-term debt		98,960	369,787
Amounts due after one year		861,995	690,741
Less: unamortized deferred loan issuance costs		4,166	4,140
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$857,829	$686,601

The Partnership’s outstanding debt of $963.0 million as of December 31, 2023 is repayable as follows :

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
2024	13,804	80,736	6,470	101,010
2025	14,399	76,081	186,583	277,063
2026	15,060	59,096	219,521	293,677
2027	15,751	26,818	37,500	80,069
2028 and thereafter	119,121	13,241	78,824	211,186
Total	$178,135	$255,972	$528,898	$963,005

As of December 31, 2023, the interest rates on the Partnership’s loan agreements were SOFR plus a fixed margin ranging from 2.0% to 2.5%, except for the Dan Sabia Facility that bore interest based on LIBOR until it was fully repaid in January 2024.

$345 Million Term Loan Facility

In September 2021, the Partnership’s subsidiaries which own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $345 million senior secured credit facility in order to refinance their existing term loans (the “$345 Million Loan Facility”). The $345 Million Loan Facility consists of a term loan repayable in 20 consecutive quarterly installments, with a balloon payment of $220 million due at maturity in September 2026. The facility bears interest at a rate per annum equal to SOFR plus a Credit Adjustment Spread (“CAS”) of 0.26161% and a margin of 2.05%. The facility is guaranteed by the Partnership and secured by mortgages on the five vessels.

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

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2023, the borrowers and the guarantors were in compliance with all covenants under this facility.

$320 Million Term Loan Facility and $55 Million Revolving Credit Facility with DNB

In September 2018, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (“the Vessels”), entered into senior secured credit facilities (the “Multi-Vessels Facility”) in order to refinance their existing long term bank debt. The Multi-Vessels Facility consisted of a term loan of $320 million and a $55 million revolving credit facility.

On June 2, 2023, the Partnership closed its new five-year $240 million senior secured term loan facility with DNB (the “$240 Million Loan Facility”) and repaid the Multi-Vessels Facility.

$240 Million Senior Secured Term Loan Facility

On June 2, 2023, the Partnership’s subsidiaries which own the Vessels entered into the $240 Million Loan Facility, which consists of a five-year term loan. The $240 Million Loan Facility bears interest at a rate per annum equal to SOFR plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in May 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and KNOT Shuttle Tankers AS and secured by mortgages on the Vessels. The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the $240 Million Loan Facility.

The $240 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain liquidity equal to or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $240 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 130% of the outstanding balance under the $240 Million Loan Facility (or less than 166% after June 2, 2027), upon a total loss or sale of a vessel and customary events of default. The borrowers and the guarantors are in compliance with all covenants under this facility.

$100 Million Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “$100 Million Hilda Facility”). The $100 Million Hilda Facility is repayable in 28 consecutive quarterly installments with a final payment at maturity of $58.5 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a Credit Adjustment Spread (“CAS”) of 0.26161% and a margin of 2.2%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in May 2024.

The $100 Million Hilda Facility contains the following primary financial covenants:

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

The $100 Million Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 110% of the outstanding loan under the $100 Million Hilda Facility for the first two years, 120% for the third and fourth year and 125% thereafter, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2023, the borrower and the guarantors were in compliance with all covenants under this facility.

On April 5, 2024, the Partnership entered into a new three-year $60 million senior secured term loan facility with DNB (the “$60 Million Hilda Loan Facility”) as described below. The $100 Million Hilda Loan Facility is expected to be repaid in May 2024.

$60 Million Hilda Loan Facility

On April 5, 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $60 million senior secured term loan facility with DNB (the “$60 Million Hilda Facility”), which will refinance and replace the $100 Million Hilda Facility. This refinancing is anticipated to close prior to the maturity date of the expiring facility, and remains subject to execution of definitive documentation and other customary closing conditions. The $60 Million Hilda Facility will be repayable in 12 consecutive quarterly installments with a final payment at maturity of $39.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.25%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in March 2027.

The $60 Million Hilda Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $60 Million Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 135% of the outstanding loan under the $60 Million Hilda Facility, upon a total loss or sale of the vessel and customary events of default.

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

The Dan Cisne Facility and the Dan Sabia Facility were repaid in full at their respective maturity dates in September 2023 and January 2024, with a $10.2 million and a $10.4 million payment, respectively.

$192.1 Million Secured Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, the subsidiary owning the Tove Knutsen and the Synnøve Knutsen, as the borrowers, entered into a $192.1 million secured loan facility. The loan facility is split into a tranche related to the Tove Knutsen (the “Tove Facility”) and a tranche related to the Synnøve Knutsen (the “Synnøve Facility”). The Tove Facility is repayable in quarterly installments with a final balloon payment of $66.6 million due at maturity in September 2025, which includes the balloon payment and last quarterly installment. The Synnøve Facility is repayable in quarterly installments with a final payment of $72.3 million due at maturity in October 2025, which includes the balloon payment and last quarterly installment. The facility bears interest at an annual rate equal to SOFR plus a Credit Adjustment Spread (“CAS”) of 0.26161% and a margin of 1.75%. The facility is secured by a standard security package for a vessel financing, including a vessel mortgage on the Tove Knutsen and the Synnøve Knutsen, assignments of earnings, charterparty contracts and insurance proceeds. The Partnership and KNOT Shuttle Tankers AS guarantee the facility.

The $192.1 Million Secured Loan Facility contains the following financial covenants:

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

The $192.1 Million Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels falls below 110% of the outstanding loan, upon total loss or sale of the vessels and customary events of default. As of December 31, 2023, the borrower and the guarantors were in compliance with all covenants under this facility.

Revolving Credit Facilities

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The new facility will mature in August 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.23% and has a commitment fee of 0.5% on any undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation.

On November 15, 2023, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited. The new facility will mature in November 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.0% and has a commitment fee of 0.8% on the undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in November 2020 with SBI Shinsei Bank, Limited.

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

18) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable in Norway for the years ended December 31, 2023, 2022 and 2021. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation. Under the tonnage tax regime, tax is payable based on the tonnage of the vessel, not on operating income, and is included within operating expenses. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate of 22% and is recorded as an income tax expense. The amount of tonnage tax included in operating expenses for each of the years ended December 31, 2023, 2022 and 2021 was $0.2 million, $0.2 million and $0.3 million respectively. See Note 2(r)—Income Taxes. The activities taxable in the UK relate to KNOT UK and are based on the operating income for the entity.

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	2021
Current tax benefit (expense)	$4,598	$(878)	$(488)
Deferred tax benefit (expense)	(3)	3	—
Income tax benefit (expense)	$4,595	$(875)	$(488)

(b) Taxation

Income taxes attributable to income from continuing operations was an income tax benefit of $4,595,000 for the year ended December 31, 2023, an income tax expense of $875,000 for the year ended December 31, 2022 and an income tax expense of $488,000 for the year ended December 31, 2021. These differed from the amounts computed by applying the tax rates in Norway (22% of the tonnage tax) and the UK (19% until April 2023 and 25% thereafter, each as applied to pretax net income) for the years ended December 31, 2023, 2022 and 2021 respectively, as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	2021
Income tax benefit (expense) at Norwegian tonnage tax regime	$4,610	$(866)	$(479)
Income tax benefit (expense) within UK	(15)	(9)	(9)
Income tax benefit (expense)	$4,595	$(875)	$(488)
Effective tax rate	(12)%	(1)%	(1)%

(c) Components of Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2023	2022
Deferred tax assets:
Financial loss carry forwards for tonnage tax	$24,671	$25,657
Valuation allowance	(20,313)	(25,657)
Deferred tax liabilities:
Entrance tax	(127)	(164)
Deferred tax related to long-term debt	—	(260)
Total net deferred tax assets (liabilities)	$4,231	$(424)

The net deferred tax assets (liabilities) is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2023	2022
Non-current deferred tax assets	4,358	—
Non-current deferred tax liabilities	(127)	(424)
Total net deferred tax assets (liabilities)	$4,231	$(424)

Changes in the net deferred tax assets (liabilities) at December 31, 2023 and 2022 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2023	2022
Total net deferred tax assets (liabilities) at January 1,	$(424)	$(228)
Change in temporary differences	4,643	(219)
Translation differences	12	23
Total net deferred tax assets (liabilities) at December 31,	$4,231	$(424)

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $20.3 million and $25.7 million as of December 31, 2023 and 2022, respectively. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. In September 2023, KNOT Shuttle Tankers 12 AS and KNOT Shuttle Tankers AS were merged. After the merger, the financial loss carry forwards in KNOT Shuttle Tankers 12 AS were transferred to the acquiring entity, KNOT Shuttle Tankers AS. KNOT Shuttle Tankers AS has taxable income, and the Partnership has determined it is more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. As of December 31, 2023, the Partnership has determined that $4.4million of the deferred tax assets are more likely than not to be realized.

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. At December 31, 2022 the entrance tax had declined to approximately $0.2 million due to paid entrance tax, change in tax rate and translation effects. As of December 31, 2023, the entrance tax had declined to approximately $0.16 million due to paid entrance tax and translation effects. The taxes payable are calculated based on the Norwegian corporate tax rate of 22% for 2023 and 2022, and the deferred tax liabilities are also calculated based on a tax rate of 22% effective for 2023 and 2022. Income tax expense within the UK of $14,750 and $8,722 for 2023 and 2022, respectively, was calculated by multiplying the tax basis with the UK tax rate of 25% and 19% in 2023 and 2022, respectively.

As of December 31, 2023, the total income taxes payable are estimated to be $0.04 million and consist primarily of net financial income and expense taxable in Norway at the normal corporate income tax rate, payable Norwegian entrance tax and ordinary UK corporation tax. As of December 31, 2022, the total income taxes payable are estimated to be $0.7 million and consist primarily of net financial income and expense taxable in Norway at the normal corporate income tax rate, payable Norwegian entrance tax and ordinary UK corporation tax.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years. The Partnership had no unrecognized tax benefits as of December 31, 2023 and 2022. During the years ended December 31, 2023 and 2022, the Partnership did not incur any interest or penalties on its tax returns.

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

The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022	2021
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$28,682	$14,531	$6,427
Operating expenses:
Vessel operating expenses (2)	16,507	15,828	16,812
Voyage expenses and commissions (3)	70	59	—
Technical and operational management fee from KNOT to Vessels (4)	10,461	9,265	8,429
Operating expenses from other related parties (5)	801	799	866
General and administrative expenses:
Administration fee from KNOT Management (6)	1,189	1,356	1,277
Administration fee from KOAS (6)	631	699	780
Administration fee from KOAS UK (6)	71	76	80
Administration and management fee from KNOT (7)	64	59	58
Total income (expenses)	$(1,112)	$(13,610)	$(21,875)

	At December 31,	At December 31,	At December 31,
(U.S. Dollars in thousands)	2023	2022	2021
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (8)	$135	$156	$134
Drydocking supervision fee from KOAS (8)	(77)	96	—
Equipment purchased from KOAS (9)	577	1,148	1,840
Total	$635	$1,400	$1,974
(1)	Time charter income from KNOT: The Bodil Knutsen has operated under a time charter with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, since the second quarter of 2021. The Hilda Knutsen commenced a time charter with Knutsen Shuttle Tankers Pool AS in the third quarter of 2022. The Torill Knutsen commenced a time charter with Knutsen Shuttle Tankers Pool AS in the first quarter of 2023.
(2)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(3)	Voyage expenses and commissions: As of December 31, 2023 the Ingrid Knutsen and the Torill Knutsen had completed spot voyages where Knutsen Shuttle Tankers Pool AS has earned a 1.25% commission. As of December 31, 2022 the Windsor Knutsen and the Torill Knutsen had completed spot voyages where Knutsen Shuttle Tankers Pool AS has earned a 1.25% commission.
(4)	Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.

(5)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to Eastern European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per such crew member onboard a vessel. Level Power & Automation AS, a company that provides the Partnership’s vessels with equipment and inspection services, is owned by Level Group AS, where Trygve Seglem, his family and members of TSSI management have significant influence.
(6)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff on a time-spent basis as well as other general and administration expenses. Some services are also provided by KOAS and KOAS UK. Net costs are total administration cost plus a 5% margin. As such, the level of administration costs charged to the Partnership can vary from year to year based on the administration and financing services provided each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of statutory financial statements.
(7)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(8)	Drydocking supervision fee from KNOT Management, KNOT Management Denmark and KOAS: KNOT Management, KNOT Management Denmark and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.
(9)	Equipment purchased from Knutsen Ballast Water AS: As part of the scheduled drydocking of the Carmen Knutsen that commenced in the fourth quarter of 2022 until the first quarter of 2023, a ballast water treatment system was installed on the vessel. As part of the scheduled drydocking of the Torill Knutsen in the fourth quarter of 2023, a ballast water treatment system was installed on the vessel. As of December 31, 2023, parts of the system had been purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $0.58 million. During the scheduled drydocking of the Windsor Knutsen in 2022, a ballast water treatment system was installed on the vessel. As of December 31, 2022, parts of the systems installed on the Windsor Knutsen and the Carmen Knutsen had been purchased from Knutsen Ballast Water AS for $1.15 million.

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

(c) Amounts Due from and Due to Related Parties

Balances with related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Balance Sheet:
Trading balances due from KOAS	$—	$118
Trading balances due from KNOT and affiliates	348	1,880
Amount due from related parties	$348	$1,998
Trading balances due to KOAS	$1,696	$1,398
Trading balances due to KNOT and affiliates	410	319
Amount due to related parties	$2,106	$1,717

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

(d) Trade accounts payable and other current assets

Trade accounts payable to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Balance Sheet:
Trading balances due to KOAS	$1,158	$824
Trading balances due to KNOT and affiliates	2,045	998
Trade accounts payables to related parties	$3,203	$1,822

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2023	2022
Balance Sheet:
Trade receivables due from KNOT and affiliates (refer to note 12 (b))	$—	$1,405
Other trading balances due from KOAS	376	645
Other trading balances due from KNOT and affiliates	—	353
Other current assets from related parties	$376	$2,403

(e) Acquisitions from KNOT

On July 1, 2022, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 35 AS, the company that owns and operates the Synnøve Knutsen. This acquisition was accounted for as an acquisition of assets.

The board of directors of the Partnership (the “Board”) and the Conflicts Committee of the Board approved the purchase price for the transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note 24—Acquisitions.

20) Commitments and Contingencies

Assets Pledged

As of December 31, 2023 and 2022, Vessels with a book value of $1,493 million and $1,631 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments, Note 14—Vessels and Equipment and Note 17—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claims was recorded for the years ended December 31, 2023, 2022 and 2021.

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

21) Impairment of Long-Lived Assets

The carrying value of the Partnership’s fleet is regularly assessed as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. The Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the shuttle tanker business as well as the wider global oil and maritime transportation industries.

This exercise in the second quarter of 2023 resulted in impairments in respect of both the Dan Cisne and the Dan Sabia principally due to their current charter contracts moving closer to expiration without being renewed, their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels, possible sale of the two vessels and discount rates. The Partnership’s consolidated statement of operations for the year ended December 31, 2023, includes a $24.5 million impairment charge related to the Dan Cisne and $25.2 million impairment charge related to the Dan Sabia. The impairment of the Dan Cisne and the Dan Sabia is included in the Partnership’s only segment, the shuttle tanker segment.

22) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except per unit data)	2023	2022	2021
Net income (loss)	$(34,328)	$58,667	$53,876
Less: Series A Preferred unitholders’ interest in net income	6,800	6,800	6,900
Net income (loss) attributable to the unitholders of KNOT Offshore Partners LP	(41,128)	51,867	46,976
Less: Distributions (2)	3,607	55,404	72,520
Under (over) distributed earnings	(44,735)	(3,537)	(25,544)
Under (over) distributed earnings attributable to:
Common unitholders	(43,909)	(3,430)	(24,927)
Class B unitholders (3)	—	(42)	(147)
General Partner	(826)	(65)	(470)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	34,045	33,882	33,050
Class B unitholders	252	416	195
General Partner	640	640	623
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	38,430	37,919	37,064
Class B unitholders	252	416	195
General Partner	640	640	623
Earnings per unit (basic)
Common unitholders	$(1.19)	$1.48	$1.38
Class B unitholders (3)	—	1.48	2.62
General Partner	(1.19)	1.48	1.38
Earnings per unit (diluted):
Common unitholders (4)	$(1.19)	$1.48	$1.38
Class B unitholders (3)	—	1.48	2.62
General Partner	(1.19)	1.48	1.38
Cash distributions declared and paid in the period per unit (5)	$0.10	$2.08	$2.08
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.03	$0.03	$0.52
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s agreement of limited partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date.
(3)	When the distribution target is not met, there is no allocation of net income (loss) to Class B units.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the year ended December 31, 2023, 2022 and 2021 does not reflect any potential common units relating to the Series A Preferred Units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units (“Series A Preferred Units”), sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

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

After the payment of the Partnership’s quarterly cash distribution on February 12, 2022, with respect to the fourth quarter of 2021, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership’s quarterly cash distribution on May 12, 2022, with respect to the first quarter of 2022, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership’s quarterly cash distribution on August 11, 2022, with respect to the second quarter of 2022, 84,135 of the Class B Units converted to common units on a one-to-one basis. After the payment of the Partnership’s quarterly cash distribution on November 9, 2022 with respect to the third quarter of 2022, 84,135 of the Class B Units converted to common units on a one-to-one basis.

On January 11, 2023, the Partnership declared a quarterly cash distribution with respect to the fourth quarter of 2022 of $0.026 per common unit and, after the payment of this quarterly cash distribution on February 9, 2023, no Class B Units converted to common units.After the payment of the Partnership’s quarterly cash distribution on May 11, 2023, with respect to the first quarter, no Class B Units converted to common units. After the payment of the Partnership’s quarterly cash distribution on August 10, 2023, with respect to the second quarter, no Class B Units converted to common units. After the payment of the Partnership’s quarterly cash distribution on November 9, 2023, with respect to the third quarter, no Class B Units converted to common units.

As of December 31, 2023, 71.4% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,293,458 common units) and 28.4% of such units were held directly by KNOT (in the form of 9,661,255 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.83% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of December 31, 2023, KNOT also held 208,333 Series A Preferred Units and 252,405 Class B Units.

Earnings per unit—basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 252,405 Class B Units as of December 31, 2023. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

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

23) Unit Activity

The following table shows the movement in number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2021 until December 31, 2023:

				Convertible
			General Partner	Preferred
(in units)	Common Units	Class B Units	Units	Units
December 31, 2021	33,708,541	588,945	640,278	3,541,666
February 10, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
May 12, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
August 11, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
November 9, 2022: Quarterly conversion of Class B Units	84,135	(84,135)	—	—
December 31, 2022	34,045,081	252,405	640,278	3,541,666
February 9, 2023: Quarterly conversion of Class B Units	—	—	—	—
May 11, 2023: Quarterly conversion of Class B Units	—	—	—	—
August 10, 2023: Quarterly conversion of Class B Units	—	—	—	—
November 9, 2023: Quarterly conversion of Class B Units	—	—	—	—
December 31, 2023	34,045,081	252,405	640,278	3,541,666

On February 10, 2022, 84,135 Class B units were converted to common units on a one-to-one basis pursuant to the Partnership Agreement.

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

24) Acquisitions

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

The board of directors of the Partnership and the Conflicts Committee approved the purchase price for the transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transaction. The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.04 million as of December 31, 2022, were capitalized as a component of the assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The details of the transaction are as follows:

Final
Synnøve Knutsen
July 1,
(U.S. Dollars in thousands)	2022
Purchase consideration (1)	$37,907
Less: Fair value of net assets acquired:
Vessels and equipment (2)	119,119
Cash	5,702
Inventories	291
Derivatives assets (liabilities)	958
Others current assets	211
Amounts due from related parties	53
Long-term debt	(87,661)
Deferred debt issuance	592
Trade accounts payable	(160)
Accrued expenses	(694)
Amounts due to related parties	(503)
Income tax payable	(1)
Subtotal	37,907
Difference between the purchase price and fair value of net assets acquired	$—
(1)	The purchase consideration comprises the following:

Final
Synnøve Knutsen
July 1,
(U.S. Dollars in thousands)	2022
Cash consideration paid to KNOT (from KNOP)	$31,931
Purchase price adjustments	5,937
Acquisition-related costs	39
Purchase price	$37,907
(2)	Vessel and equipment includes allocation to drydocking (in thousands) of $2,133.

25) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through April 11, 2024, the date at which the audited consolidated financial statements were issued, and determined that there are no other items to disclose, except as follows:

On January 16, 2024, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended December 31, 2023, which was paid on February 8, 2024, to all common unitholders of record on January 29, 2024. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2023 in an aggregate amount of $1.7 million.

The Hilda Knutsen, Torill Knutsen and Bodil Knutsen each continued to operate on separate time charter contracts with a subsidiary of KNOT, at a reduced charter rate. On January 2, 2024, these rolling monthly contracts were extended to January 2025 for the Hilda Knutsen and the Torill Knutsen. The Bodil Knutsen was extended until she went on her new fixed two-year time charter with Equinor on March 27, 2024. The Partnership is continuing to market the Hilda Knutsen and the Torill Knutsen for new, third-party charter employment.

On January 9, 2024, an extension to the existing bareboat charter party for the Dan Sabia was signed with Transpetro, extending the vessel’s fixed employment to early June 2024.

On January 9, 2024, the loan facility secured by the Dan Sabia was repaid in full with a $10.4 million payment. The Dan Sabia and the Dan Cinse are now debt-free and there are no plans to incur additional borrowings secured by these vessels until such time as the Partnership has better visibility on the vessels’ future employment.

Commencing January, 2024, the Dan Cisne has been deployed in the spot market for short-term conventional tanker work, while being assessed for the upgrades necessary to fulfil the requirements of shuttle tanker operations in North Sea.

On January 28, 2024, the Torill Knutsen experienced a broken generator rotor, which limits the range of client facilities this vessel is able to serve. Under its loss of hire insurance policies, the Partnership will be compensated by insurance for the extent to which, as a consequence of this breakage, the Torill Knutsen’s earnings fall short of a contractual hire rate, commencing 14 days after the date of the breakage. The Partnership expects the supply of necessary components, and thereafter completion of the repair, to be achieved late in the second quarter or early in the third quarter of 2024. The Partnership also expects that the repair cost will be covered by insurance, in excess of a deductible of $150,000.

On March 16, 2024 the Vigdis Knutsen was delivered to Shell to commence on a three-year time charter.

On March 22, 2024, TotalEnegies exercised its option to extend their charter with the Anna Knutsen to April 2026.

On March 28, 2024 the Ingrid Knutsen was redelivered from Altera, following which she has worked in the conventional tanker market. While she is due for delivery to Eni during April 2024 on three-year time charter contract, it is possible that commercial terms no less favourable to the Partnership may be agreed for an alternative delivery later in 2024.

On April 5, 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $60 million senior secured term loan facility with DNB (the “$60 Million Hilda Facility”). The $60 Million Hilda Facility is due to replace the $100 million loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, which matures in May 2024. This refinancing is anticipated to close prior to the maturity date of the expiring facility, and remains subject to execution of definitive documentation and other customary closing conditions.