Form 20-F
period 2024-12-31
KNOT Offshore Partners LP
filed 2025-03-27
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2024 (this “Annual Report”) contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	the ability of Knutsen NYK Offshore Tankers AS (“KNOT”) and KNOT Offshore Partners LP (“KNOT Offshore Partners”) to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units representing limited partner interests (“Class B Units”) and Series A Convertible Preferred Units (“Series A Preferred Units”), the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;
●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	termination dates and extensions of charters;
●	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;

●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market; and
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

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

D. Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common units. These material risks include, but are not limited to, those relating to:

●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to continue to pay distributions on our common units.
●	The reduction in our quarterly cash distribution to $0.026 per common unit may impact our ability to raise capital.
●	Our cash distribution policy may adversely affect our ability to grow and to meet our financial needs.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may result in less cash available to unitholders.
●	The required drydocking of our vessels could be more expensive and time consuming than we anticipate.
●	We may be unable to re-charter our vessels upon termination or expiration of their existing charters.
●	If capital expenditures are financed through cash from operations, our ability to make cash distributions may be diminished, or our financial leverage could increase.
●	If capital expenditures or debt repayments are financed by issuing securities, our unitholders may be diluted.
●	Our debt levels may limit our flexibility in obtaining additional financing, refinancing our credit facilities upon maturity, pursuing other business opportunities or paying distributions.
●	Our financing agreements contain operating and financial restrictions.
●	Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.
●	We may fail to consummate or integrate acquisitions in a timely and cost-effective manner.
●	Our charters are subject to early termination under certain circumstances.
●	We may experience operational problems with vessels that reduce revenue and increase costs.
●	We currently derive all of our time charter and bareboat revenues from 13 customers.
●	We depend on subsidiaries of KNOT to assist us in operating our businesses and chartering certain of our vessels.
●	Our growth depends on continued growth in demand for shuttle tanker transportation services.
●	Persistent low oil prices may adversely affect our growth prospects and results of operations.
●	Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.
●	Adverse conditions in the global economy or financial markets may impair our customers’ and suppliers’ ability to pay for our services.
●	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.
●	An increase in the global supply of shuttle tanker capacity without a commensurate increase in demand may have an adverse effect on hire rates and the values of our vessels.
●	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
●	The value of our vessels may decline, which could adversely affect our operating results.
●	Climate change concerns and greenhouse gas restrictions may adversely impact our operations and markets.
●	Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation.
●	Our international operations expose us to political, governmental and economic instability.
●	Marine transportation is inherently risky, particularly in the extreme conditions in which our vessels operate. We could experience an incident involving loss of product or environmental contamination.
●	Our insurance may not be sufficient to cover losses.
●	Acts of piracy on ocean-going vessels may affect us.
●	Vessels transporting oil are subject to substantial environmental and other regulations.
●	We are exposed to currency exchange rate fluctuations.
●	Many seafaring employees are covered by collective bargaining agreements.
●	KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.
●	Outbreaks of epidemics and pandemics may adversely affect our business.

●	Maritime claimants could arrest our vessels, which could interrupt our cash flow.
●	Lack of diversification and adverse developments in the shuttle tanker market or the conventional oil tanker market would negatively impact our results.
●	If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action.
●	We could fail to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation.
●	A cyber-attack could materially disrupt our business.
●	Our business is subject to complex and evolving laws, directives and regulations regarding privacy and data protection.
●	KNOT and its affiliates may compete with us.
●	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units or Class B Units.
●	KNOT and its affiliates own a substantial interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders.
●	Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by them.
●	Fees and cost reimbursements, which affiliates of KNOT determine for services provided to us and our subsidiaries, are substantial and payable regardless of our profitability.
●	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our management or our general partner without KNOT’s consent.
●	The control of our general partner may be transferred to a third party without unitholder consent.
●	Substantial future sales of our common units or the issuance of additional preferred units could cause the price of our common units to fall.
●	Our common units are subordinated to our existing and future indebtedness and Series A Preferred Units.
●	We may issue additional equity securities without the approval of our unitholders.
●	A substantial number of our common units may be issued upon conversion of our Series A Preferred Units or Class B Units or as redemption payments in respect of our Series A Preferred Units.
●	Our Series A Preferred Units have rights, preferences and privileges not held by common unitholders.
●	Our general partner’s limited call right may require our unitholders to sell their common units.
●	Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	We can borrow money to pay distributions.
●	Increases in interest rates may cause the market price of our common units to decline.
●	We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.
●	Unitholders may have liability to repay distributions.
●	The Marshall Islands does not have a well-developed body of partnership law.
●	Our operations are subject to economic substance requirements.
●	It may be difficult to serve us with legal process or enforce judgments against us.
●	Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings unless otherwise provided for under the laws of the Marshall Islands.
●	We are subject to taxes, which reduces our cash available for distribution to our unitholders.
●	A change in tax laws in any country in which we operate could adversely affect us.
●	U.S. tax authorities could treat us as a “passive foreign investment company.”
●	We may have to pay tax on U.S. source income, which would reduce our cash flow.
●	Our unitholders may be subject to income tax in one or more non-U.S. jurisdictions if, under the laws of any such jurisdiction, we are considered to be carrying on business there.

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

We may not have sufficient cash from operations to continue to pay distributions on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of March 27, 2025, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. Cash flows from operations may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

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

Starting with the fourth quarter of 2022, we reduced our quarterly cash distribution to our common units to $0.026 per unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels, consummate accretive acquisitions and strengthen our balance sheet. This reduction had, and could continue to have, a negative impact on our unit price. Any negative impact on our unit price could ultimately impact our ability to raise capital.

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

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter. The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution. The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution to unitholders could be adversely affected. Four drydockings in relation to industry certification or governmental requirements have been scheduled in 2025 and we anticipate we will incur at least 112 off hire days as a result thereof. In addition, no assurance can be given that our vessels will not experience unscheduled drydockings.

We may be unable to charter our vessels or re-charter our vessels upon termination or expiration of their existing charters.

We are dependent upon charters for our vessels to generate revenues and we may be adversely affected if we fail to charter our vessels, fail to renew or are unsuccessful in winning new charters, or if our existing charters are terminated. Our ability to charter our vessels and the rates payable under our charters depends upon, among other things, the state of the shuttle tanker market. For example, an oversupply of shuttle tankers can reduce the charter rates that we can receive. As of March 27, 2025, one of our vessels has a charter that expires in 2025 with no firm charters beyond that time and five vessels have charters that expire in 2026 with no firm charters beyond that time. A failure to charter our vessels, a termination or renegotiation of our existing charters or a failure to secure new employment at the expiration of our current charters may have a negative effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

As of December 31, 2024, we had consolidated debt of approximately $909.7 million. On that date, our ability to incur additional debt under our credit facilities was limited to the undrawn portion of our revolving credit facilities, being $23.5 million. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under future credit facilities.

In addition, approximately $256.7 million of our debt is due to be repaid or refinanced in 2025. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Although we have commenced discussions and negotiations with our lending group and other institutions and advisors concerning the refinancing of all of our credit facilities that mature in 2025, no assurance can be given that such refinancing will be available on acceptable and similar terms. Our level of debt could have important consequences to us, including the following:

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

As of March 27, 2025, our fleet consists of eighteen shuttle tankers. If our vessels are unable to generate revenues as a result of the expiration or termination of their charters or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

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

We currently derive all of our time charter and bareboat revenues from 13 customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We currently derive all of our time charter and bareboat revenues from 13 customers. For the year ended December 31, 2024, Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), Equinor ASA (“Equinor”), Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), Repsol Sinopec Brasil B.V. (“Repsol”), Knutsen Shuttle Tankers Pool AS, a

subsidiary of KNOT, and Chartering and Shipping Service S.A., a subsidiary of TotalEnergies (“TotalEnergies”), accounted for approximately 24%, 17%, 14%, 13%, 9% and 8%, respectively, of our revenues.

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

We depend on subsidiaries of KNOT and its affiliates to assist us in operating our businesses and competing in our markets and chartering or guaranteeing charterhire for certain of our vessels.

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

Furthermore, from time to time, subsidiaries of KNOT may charter our vessels . In 2024, subsidiaries of KNOT accounted for $28 million of our time charter revenues. In addition: (i) in connection with the sale of the Tuva Knutsen to us, KNOT has effectively guaranteed the hire rate under the vessel’s current charter until 2031, and (ii) in connection with the sale of the Live Knutsen to us, KNOT has effectively guaranteed the hire rate under the vessel’s current charter until 2029. If KNOT is unable to satisfy its obligations to us under its charters or guarantees, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Throughout 2024, we experienced significant increases in the costs of fuel, logistics and crewing as a result of availability constraints, supply chain disruption, increased demand, labor shortages, inflation and other factors. Though we incorporated inflationary factors into our 2024 business plan, inflation outpaced those original assumptions and, while we have incorporated inflationary factors into our 2025 business plan, inflation may outpace those assumptions. These challenges are due in part to increased demand for oil and gas production driven by the continued economic recovery from the COVID-19 pandemic and more broadly, systemic underinvestment in global oil and gas development, together with general labor shortages. These supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflicts in the Middle East and between Russia and Ukraine. We continue to undertake actions and implement plans to strengthen our supply chain to address these pressures and protect the requisite access to commodities and services. Nevertheless, we expect for the foreseeable future to experience supply chain pressures and inflationary pressure on our cost structure. If we are unable to manage our global supply chain, it may impact our ability to hire and retain crew and procure materials and equipment in a timely and cost-effective manner, if at all, and, as a result, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions to our unitholders.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”), the United Nations agency that regulates international shipping, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping. However, in 2018, the IMO adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st century (“Initial IMO GHG Strategy”). Consistent with the Initial IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008, at its June 2021 MEPC session, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted amendments to Annex VI of the 1973 International Convention for the Prevention of Pollution from Ships (“MARPOL”) that establish as short-term GHG reduction measures an enforceable regulatory framework to reduce greenhouse gas emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index, an operational Carbon Intensity Indicator and an enhanced Ship Energy Efficiency Management Plan to drive reductions in the carbon intensity. The Energy Efficiency Existing Ship Index and Carbon Intensity Indicator measures entered into force on January 1, 2023 and are referred to as IMO 2023. The Initial IMO GHG Strategy contemplated the adoption of a revised strategy in 2023. This revised strategy, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (“2023 IMO GHG Strategy”), was adopted by the MEPC on July 7, 2023. The 2023 IMO GHG Strategy includes as a goal attaining net-zero GHG emissions from international shipping by or around 2050, promotes the uptake of alternative zero and near-zero GHG emissions technologies, fuels and/or energy sources by 2030, and identifies as indicative checkpoints a level of ambition at least a 20% reduction, compared to 2008, in total annual GHG emissions from international shipping by 2030 and at least a 70% reduction by 2040, striving for reductions of 30% by 2030 and 80% by 2040. The 2023 IMO GHG Strategy contemplates adoption of an updated strategy in 2028 and calls for the adoption of mid-term GHG reduction measures by 2025 and the development, finalization and agreement on possible long-term GHG reduction measures as part of the 2028 strategy review. In furtherance of the 2023 IMO GHG Strategy, in October 2024, the IMO announced proposed regulations scheduled for adoption in late 2025 focused on enhancing the energy efficiency of ships. The IMO also is discussing proposals to (i) set a global marine fuel standard providing for a phased reduction of the GHG intensity of marine fuel and (ii) establish a marine greenhouse gas pricing mechanism. In January 2025, the International Chamber of Shipping joined with 47 governments in the submission of proposed language to the IMO for a pricing mechanism that, commencing in 2028, would require shipping companies engaged in international voyages to make contributions to a new "IMO GHG Strategy Implementation Fund" based on annual greenhouse gas emission levels. Further, effective January 1, 2024, the EU extended the EU-Emissions Trading System (“EU-ETS”) to the shipping sector and includes carbon dioxide emissions from vessels of 5,000 gross tonnage and above that depart from, arrive at or pass through EU ports or EEA ports in Iceland and Norway. Beginning in 2026, in addition to carbon dioxide emissions, the EU-ETS for shipping will cover methane and nitrous oxide emissions. The EU-ETS sets a limit on the carbon dioxide emissions shipping companies are permitted to emit on the covered routes, which is expressed in terms of emission allowances. One allowance gives the right to emit one ton of carbon dioxide equivalent. Each year commencing in 2025 for emissions reported in 2024, allowances will be required to be purchased and surrendered by September 30 of such year, with the share of emissions required to be covered by allowances increasing from 40% of 2024 reported emissions, to 70% of 2025 reported emissions and thereafter to 100% of reported emissions. If we do not purchase and surrender the required allowances, we will be subject to fines.

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

On March 21, 2022, the SEC proposed rules that would require all public companies to include extensive climate-related information in their SEC filings. On May 25, 2022, the SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making false or misleading claims about one’s ESG efforts) and other deceptive or misleading marketing practices by U.S. investment funds, which was subsequently adopted in September 2023. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules would require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant’s board of directors’ oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant’s business, results of operations, or financial condition. Further, to facilitate investors’ assessment of certain climate-related risks, the final rules would require disclosure of certain greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The SEC rules are being challenged in federal court by several U.S. states, industry groups and environmental non-governmental organizations. On April 4, 2024, the SEC voluntarily stayed its final rules pending completion of judicial review of the challenges. On February 11, 2025, the acting SEC chair directed SEC staff to request the U.S. Court of Appeals for the Eighth Circuit not to schedule oral arguments on the challenge to the SEC rules until the SEC decides whether to continue defending them. Following the change in administration in the United States, the fate of the proposed SEC rules is uncertain. However, in the event these or similar rules are enacted, compliance with the rules could result in increased costs to us.

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

Our operations are conducted in various countries, and they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We may derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions or trade barriers by the United States or other countries as a result of geopolitical events, terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. The Russian war with Ukraine and the conflicts in the Middle East, in addition to sanctions announced by the United States and several European nations against Russia and any forthcoming sanctions, may adversely impact our business. Finally, a government could requisition one or more of our vessels, which is more likely during war or national emergency. Any such requisition would cause a loss of the vessel and/or a termination of the charter and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damage claims and fines and penalties in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury, property or lost profit damage claims relating to the release of petroleum or hazardous substances associated with our operations. In addition, oil spills and failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please read “Item 4. Information on the Partnership—Business Overview—Environmental and Other Regulation.”

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

COVID-19 has also had a sustained impact on global capital markets. In these current market conditions, issuing new common equity remains a less viable and more expensive option for accessing liquidity. Approximately $256.7 million of the Partnership’s debt is due to be repaid or refinanced during 2025 Although the Partnership expects to refinance its debt as it matures, it may be unable to do so on satisfactory terms or on a timely basis. In such event, the Partnership may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

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

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. For example, sanctions announced by the United States and several European nations against Russia and any forthcoming sanctions may adversely impact our business. Many of these sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented similar sanctions. For example, Norway, the EU and the United Kingdom have expanded restrictive measures against Russia and certain Russian businesses and individuals. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., Norway, the United Kingdom, the United Nations and EU countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

As of March 27, 2025, KNOT owned 28.4% of our common units and all of our Class B Units, and owned and controlled our general partner, which owns a 1.83% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

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

Pursuant to technical management agreements, our subsidiaries that own vessels operating under time charters pay fees for services provided to them by KNOT Management and reimburse KNOT Management for all expenses incurred on their behalf. These fees and expenses include all costs and expenses incurred in providing the crew, technical and commercial management of the vessels in our fleet to our subsidiaries. Additionally, when our subsidiaries own vessels that operate under bareboat charters, these subsidiaries have entered into management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.

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

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 27, 2025, KNOT and our general partner owned 28.6% of the common units and all of the Class B Units. We have also entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we filed a registration statement to register resales of the common units underlying the Series A Preferred Units. Following their sale, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

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

The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units originally issued will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. As of March 27, 2025 a total of 420,675 of the Class B Units had converted to common units on a one-to-one basis, and 252,405 Class B Units remain outstanding.

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

As of March 27, 2025, KNOT and our general partner owned 29.2% of the combined total of our common units and Class B Units.

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

In addition, certain jurisdictions have enacted or may enact or amend economic substance laws and regulations with which we may be obligated to comply. If we fail to comply with our obligations under any such laws and regulations, including the Marshall

Islands regulations, we could be subject to financial penalties and disclosure of information to foreign tax officials, or could be struck from the register of companies. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know whether the Marshall Islands will be placed on the non-cooperative list; what actions the Marshall Islands may take, if any, to remove itself from the list; how quickly the EU would react to any changes in legislation of the Marshall Islands; or how EU banks or other counterparties will react while we or KNOT UK remain as entities organized and existing under the laws of the Marshall Islands. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which at least 75% of its gross income for such taxable year consists of “passive income” or at least 50% of the average value of its assets for such taxable year produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, certain distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC, unless the U.S. unitholders make certain elections.

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

We expect that our vessel-owning subsidiaries will qualify for an exemption from U.S. tax on any U.S. source gross transportation income under the 1971 Convention Between the United States of America and the Kingdom of Norway with Respect to Taxes on Income and Property, as amended (the “U.S.-Norway Tax Treaty”), and we intend to take this position for U.S. federal income tax purposes. However, if we acquire interests in vessel-owning subsidiaries in the future that are not Norwegian residents for purposes of the U.S.-Norway Tax Treaty, U.S. source gross transportation income earned by those subsidiaries would generally be subject to a 4% U.S. federal income tax unless the exemption under Section 883 of the Code applied. In general, the Section 883 exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that begins and ends in the United States.

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

On July 1, 2022, we acquired KNOT Shuttle Tankers 35 AS, the company that owns the shuttle tanker, the Synnøve Knutsen, from KNOT.

On September 3, 2024, we acquired KNOT Shuttle Tankers 31 AS, the company that owns the shuttle tanker, the Tuva Knutsen, from KNOT.

On September 3, 2024, we sold KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker, the Dan Cisne, to KNOT.

On March 3, 2025, we acquired KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker, the Live Knutsen, from KNOT.

On March 3, 2025, we sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker, the Dan Sabia, to KNOT.

For more information regarding recent developments, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2024 and Early 2025.”

As of March 27, 2025, we had a fleet of eighteen shuttle tankers.

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

We have incurred capital expenditures, primarily on drydocks for our vessels, in the years ended December 31, 2022, 2023 and 2024 of $17.6 million, $19.4 million and $0.5 million, respectively. While no drydocks were performed during 2024, approximately $2.1 million was spent during 2024 on upgrades to the Dan Cisne to fulfill requirements to operate as shuttle tanker in the North Sea. As of March 27, 2025, we expect to incur capital expenditures of approximately $13.3 million in 2025 on drydocks for the Windsor Knutsen, the Raquel Knutsen, the Tove Knutsen and the Synnøve Knutsen.

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

B. Business Overview

General

We were formed to own and operate shuttle tankers, initially and wherever possible, under long-term charters. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit to our unitholders. Where possible, our further objective is to grow our business through accretive acquisitions of shuttle tankers and by chartering those vessels pursuant to profitable charters with high quality customers. The vessels in our current fleet are chartered to Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), Equinor ASA (“Equinor”), Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A. (“Repsol”), Chartering and Shipping Service S.A., a subsidiary of TotalEnergies (“TotalEnergies”), Eni Trading and Shipping S.p.A. (“Eni”) and SeaRiver Maritime LLC, a subsidiary of ExxonMobil (“ExxonMobil”) as of March 27, 2025. As of December 31, 2024, our charters have an average remaining term excluding options of 2.4 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 4.8 years on average.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of March 27, 2025, KNOT and our general partner owned our general partner interest, all our Class B Units and 28.6% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

Business Strategies

Our primary business objective is to generate stable cash flows and provide a sustainable long-term quarterly distribution per unit to our unitholders by executing the following strategies:

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

Our Fleet

The following table provides information about the eighteen shuttle tankers in our fleet as of March 27, 2025:

			Current
	Capacity		Operating	Charter
Shuttle Tanker	(dwt)	Built	Region	Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Time charter	Transpetro	2026	(1)
Recife Knutsen	105,928	2011	Brazil	Time charter	Transpetro	2026	(2)
Bodil Knutsen	157,644	2011	North Sea	Time Charter	Equinor	2026	(3)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	ExxonMobil	2027	(4)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	Repsol	2026	(5)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	Shell	2026	(6)
Torill Knutsen	123,000	2013	North Sea	Time Charter	Eni	2027	(7)
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	Eni	2026	(8)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2025	(9)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	Shell	2028	(10)
Lena Knutsen	156,000	2017	Brazil	Time Charter	Shell	2028	(10)
Vigdis Knutsen	156,000	2017	Brazil	Time Charter	Shell	2027	(11)
Brasil Knutsen	154,000	2013	Brazil	Time Charter	Petrorio	2025	(12)
Anna Knutsen	152,000	2017	Brazil	Time Charter	TotalEnergies	2026	(13)
Tove Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(14)
Synnøve Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(15)
Tuva Knutsen	153,000	2021	Brazil	Time Charter	TotalEnergies	2031	(16)
Live Knutsen	152,000	2021	Brazil	Time Charter	Galp Sinopec	2027	(17)

(1)	The Fortaleza Knutsen is operating under a time charter contract with Transpetro that expires in March 2026. There is no charterer’s option to extend this charter.
(2)	The Recife Knutsen is operating under time charter contract with Transpetro that expires in August 2026. There is no charterer’s option to extend this charter.
(3)	The Bodil Knutsen is currently operating under a time charter contract with Equinor that expires in March 2026, with options for the charterer to extend the charter by two further one-year periods.
(4)	The Windsor Knutsen most recently operated under a time charter contract with Shell, which expired on March 12, 2025. The vessel is due commence on a new time charter contract with ExxonMobil in May 2025 for a fixed period of two years.
(5)	The Carmen Knutsen is currently operating under a time charter contract with Repsol which expires in January 2026. Thereafter, the Carmen Knutsen will commence a new time charter with an oil major in the first quarter of 2026 for a fixed period of four years plus a charterer’s option for one additional year .
(6)	The Hilda Knutsen is currently operating under a time charter contract with Shell, which commenced on March 23, 2025, for a fixed period of one year.
(7)	The Torill Knutsen is currently operating under a time charter with Eni which expires in December 2027 with options for the charterer to extend the charter by three one-year periods.
(8)	The Ingrid Knutsen is currently operating under a time charter with Eni which expires in October 2026 , with options for the charterer to extend the charter by two one-year periods.
(9)	The Raquel Knutsen is currently operating under a time charter with Repsol which expires in June 2025 with options for the charterer to extend the charter by one three-year period plus one two-year period.

(10)	The Tordis Knutsen and the Lena Knutsen are currently operating under time charters with Shell that expire in July 2028 and September 2028, respectively, with options for the charterer to extend each charter by three one-year periods.
(11)	The Vigdis Knutsen is currently operating under a time charter with Shell that was due to expire in March 2027. Pursuant to a contractual election by Shell, the time charter is due to convert during or after July 2025 to a bareboat charter with an extended expiration date in 2030, with an option for the charterer to extend the charter by two years.
(12)	The Brasil Knutsen is operating under a time charter contract with Petrorio that expires in or around July 2025, following the charterer’s exercise of two one-month options. The vessel will commence on a new time charter contract with Equinor in the third quarter of 2025 for a fixed period of two years, with options for the charterer to extend the charter by two one-year periods.
(13)	The Anna Knutsen is operating under a time charter contract with TotalEnergies that expires in April 2026, with TotalEnergies having an option to extend the charter for one-year period. Thereafter, the vessel is due to commence a time charter for one year to an oil major commencing June 2027, with options for the charterer to extend the charter by three one-year periods.
(14)	The Tove Knutsen is operating under a time charter contract with Equinor that expires in November 2027, with Equinor having multiple options to extend the charter until November 2040.
(15)	The Synnøve Knutsen is operating under a time charter contract with Equinor that expires in February 2027, with Equinor having multiple options to extend the charter until February 2042.
(16)	The Tuva Knutsen is operating under a time charter contract with TotalEnergies that expires in February 2026, with TotalEnergies having multiple options to extend the charter until February 2036. KNOT has provided a guarantee of the hire rate until September 2031. Please see “Item 5 – Operating and Financial Review and Prospects – Significant Developments in 2024 and Early 2025 – Dan Cisne Sale; Tuva Knutsen Acquisition.”
(17)	The Live Knutsen is operating under a time charter contract with Galp Sinopec that expires in November 2026, with the charterer having multiple options to extend the charter by six further years. KNOT has provided a guarantee of the hire rate until November 2029. Please see “Item 5 – Operating and Financial Review and Prospects – Significant Developments in 2024 and Early 2025 – Dan Sabia Sale; Live Knutsen Acquisition.”

Customers

For the year ended December 31, 2024, subsidiaries of Shell, Equinor, Transpetro, Repsol, KNOT and TotalEnergies accounted for approximately 24%, 17%, 14%, 13%, 9% and 8%, respectively, of our revenues. Petrorio, Eni, Altera Shuttle Loading AS (“Altera”), BP Oil International Ltd. and China Offshore Oil (Singapore) accounted for our remaining revenues.

Charters

We generate revenues by charging customers for the hire of our vessels and for services related to the loading, transportation and discharge of their crude oil using the vessels in our fleet. We mainly provide all of these services under time charters and bareboat charters, however, some of our vessels operated on spot voyages in 2024 and 2023.

As of March 27, 2025, all eighteen of our shuttle tankers are chartered under time charters.

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

Ship Management and Maintenance

Under our time charters, the shipowner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. KNOT Management and KNOT Management Denmark provide these services to our subsidiaries for all our vessels under time charters. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.” Under our bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, Transpetro had elected to subcontract the technical operation and management of the Dan Sabia to an affiliate of KNOT, which arrangement had commenced prior to 2024 and continued for the remaining term of the charter.

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

Competition

The shuttle tanker industry is capital intensive and operational expertise is critical, therefore barriers to entry are high. The shuttle tanker industry is viewed as an integral part of offshore oil production creating a market with few alternative suppliers and therefore a low risk of substitution. A company with a solid track record, knowledge of the market and an experienced, well-trained crew is preferred to a new entrant since the cost and impact of vessel downtime is significant for the customer. Furthermore, the systems in place for operational procedures, such as offshore loading and vetting, have significant value when negotiating contracts with new and existing customers.

According to Fearnleys, as of January 2025, there were 76 vessels in the global shuttle tanker fleet plus 11 newbuilds known to be on order. Together KNOT and KNOP are the largest owners of shuttle tankers with 28 shuttle tankers plus 5 newbuilds on order. Maran Shuttle Tankers (following its acquisition of Altera Shuttle Tankers L.L.C., formerly Teekay Offshore Partners L.P.) is the second largest owner in the shuttle tanker market with 18 shuttle tankers and 3 new vessels on order. American Eagle Tankers (AET) is the third largest owner of shuttle tankers with 17 vessels and no new vessels on order. More recently, Tsakos Energy Navigation Ltd. (“Tsakos”) has announced a construction order for nine shuttle tankers, backed by bareboat charters to Transpetro. Petrobras, which does not own vessels, currently employs a total of approximately 22 shuttle tankers through long-term bareboat and time charters, with further agreements to charter most, or potentially all, of the newbuilds on order. There are other shuttle tanker owners in the industry, but such owners have a limited fleet size and their vessels do not participate or compete in our markets.

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

All of our hull and machinery, hull interest and freight interest and loss of hire insurance policies are written on the Norwegian Marine Insurance Plan (“NMIP”), which through the hull and maintenance coverage also offers comprehensive collision liability coverage of up to the insured hull and maintenance value of the vessel. NMIP is based on an “all risk principle” and offers what is considered to be the most comprehensive insurance obtainable in any of the world’s marine markets today. The agreed deductible on each vessel averages $150,000 for the shuttle tankers in our fleet in respect of hull and machinery, and the equivalent of fourteen days’ hire in respect of loss of hire.

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

Many countries, including Brazil but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as updated by the 1992 Protocol (the “CLC”). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. IMO regulations also include SOLAS, including amendments to SOLAS implementing the International Security Code for Ports and Ships (the “ISPS”), the ISM Code and the International Convention on Load Lines of 1966. The IMO Maritime Safety Committee (“MSC”) has also published guidelines for vessels with dynamic positioning systems, which apply to shuttle tankers. SOLAS provides rules for the construction of, and equipment required for, commercial vessels and includes regulations for safe operation. Flag states that have ratified the CLC generally utilize the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

The IMO has adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and air pollution prevention certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. As of January 2, 2015, these limitations required that fuels of vessels in covered Emission Control Areas (“ECAs”), including the North Sea ECA and the Baltic Sea ECA, contain no more than 0.1% sulfur. For non-ECA areas, the capped sulfur limitations decreased progressively until they reached the global limit of 0.5% applicable on and after January 1, 2020 (generally referred to as IMO 2020). In December 2022, the MEPC adopted amendments to MARPOL Annex VI establishing a Mediterranean ECA for sulfur that enters into force on May 1, 2024, with a 12-month grace period. As a result, effective May 1, 2025, fuels of vessels in the Mediterranean ECA will need to meet the more stringent 0.1% sulfur limit. On October 4, 2024, the MEPC adopted amendments to MARPOL Annex VI establishing a Canadian Arctic ECA and a Norwegian Sea ECA anticipated to enter into force on March 1, 2026 and would require ships in these new ECAs to meet the lower sulfur limit. MARPOL Annex VI also establishes three tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

In addition, there are several other regulatory requirements to use low sulfur fuel or restrict or regulate emissions from vessels. Under the EU Directive 2016/802, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port for more than two hours unless powered with shore-side electricity while at berth. As of January 1, 2014, the California Air Resources Board (“CARB”) Ocean-Going Vessel Fuel (“OGV”) Regulation requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil. All of our vessels are able to comply with applicable low sulfur fuel requirements. As of January 1, 2025, tanker vessels that visit the Ports of Los Angeles or Long Beach, California and, as of January 1, 2027, all other tanker vessels visiting California ports are subject to CARB’s 2020 At Berth Regulations, which impose additional emission control requirements.

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

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (the “Bunker Convention”) provides a liability, compensation and compulsory insurance system to protect and reimburse the victims of oil pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention became effective in 2008 and imposes strict liability on shipowners for certain pollution damage. Registered owners of any seagoing vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a signatory state (a “State Party”), or entering or leaving a port in the territory of a State Party, are required to maintain insurance that meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The state-issued certificate must be carried onboard at all times. P&I clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

European Union and United Kingdom Environmental Regulation of Vessels

In waters of the EU, our vessels are subject to EU-level directives implemented by the various nations through laws and regulations adopting these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, support maritime safety and set out civil and criminal penalties that are being progressively incorporated into domestic legislation. For instance, the EU has adopted legislation (EU Directive 2009/16/EC) that: bans from EU waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect vessels using these ports on a frequency based on the risk profile of the vessel;provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards. EU Directive 2009/16/EC introduced a harmonized and coordinated regime for port state control inspections and an on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records. Like the IMO, the EU adopted regulations that phased out single-hull tankers. All of our tankers are double-hulled.

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

Although the EU regulations no longer directly apply in the United Kingdom as a consequence of Brexit, the “level playing field” provisions in the United Kingdom/EU Trade and Cooperation Agreement (“TCA”) require “non regression” in the level of environmental protection by the United Kingdom from the harmonized standards that were in effect in the EU on December 31, 2020. This means that the United Kingdom should not attempt to undo these standards, but under the TCA harmonization of standards is not required on a going forward basis. The TCA also includes a commitment for the EU and the United Kingdom to cooperate on trade-related aspects of climate change and to work with the IMO to achieve greenhouse gas emission reductions and promote low carbon technologies and sustainable transport. The United Kingdom has taken measures to put environmental regulations in place that would affect the shipping industry. In July 2019, the Department of Transport and the Maritime and Coast Guard Agency published Maritime 2050, a plan for the transition to zero emissions from shipping by 2050. On September 30, 2021, the Department of Transport adopted regulations amending the Merchant Shipping (Prevention of Air Pollution from Ships) Regulations 2008 to implement air quality measures to control sulfur and nitrogen oxide (SOx and NOx) emissions from ships, including setting the maximum sulfur content of marine fuels used by ships at 0.5% and applying stricter NOx Tier III limit for new ships operating in the North Sea and English Channel. The United Kingdom Department for Transport issued a call for feedback on the priorities to be addressed in its development of a long-term low carbon fuels strategy for the transport sector in 2022 and is developing measures in furtherance of a low carbon fuels strategy for the maritime sector. Effective January 1, 2024, UK’s Merchant Shipping (Special Measures to Enhance Maritime Safety) Regulations 2024 took effect, consistent with obligations contained in SOLAS.

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

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions (“VOC”) control equipment, on most shuttle tankers serving the Norwegian continental shelf. The license holders of the oil field are responsible for the costs to ensure that shuttle tankers operating in the field are using appropriate VOC control equipment. In recent contracts, the charterers have requested owners to install such equipment against an increase in the hire rate. We have installed the VOC control equipment required to operate on the Norwegian continental shelf on each of the Fortaleza Knutsen, the Recife Knutsen, the Windsor Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Tuva Knutsen. We have installed an advanced VOC recovery system on the Bodil Knutsen.

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

Clean Water Act. The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA. The U.S. Environmental Protection Agency (the “EPA”) has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The EPA authorized these incidental discharges pursuant to a permit the EPA designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”), which incorporated U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

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

The VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried with vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water require to submit notices of intent (“NOIs”) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges are regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations are to be phased out and replaced with National Standards of Performance (“NSPs”) developed by EPA and implemented and enforced by the U.S. Coast Guard. VIDA required EPA to develop NSPs for approximately 30 discharges by December 2020. The EPA rule promulgating these NSPs was published October 9, 2024 with an effective date of November 8, 2024. However, the NSPs will not become final, effective and enforceable until the corresponding U.S. Coast Guard regulations that address the implementation, compliance and enforcement of these EPA standards have been developed and become final, effective and enforceable. The EPA NSPs apply to discharges incident to the normal operation of non-Armed Forces, non-recreational vessels and include general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management as well as specific discharge standards applicable to twenty distinct pieces of equipment and systems. As required by VIDA, EPA’s discharge standards of performance are at least as stringent as the requirements of the 2013 VGP, with limited exceptions. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP remain in place until both the EPA NSPs and the corresponding U.S. Coast Guard implementation, compliance and enforcement regulations are in place. Under VIDA, the U.S. Coast Guard has two years following the publication of the NSPs promulgated by EPA to develop the corresponding U.S. Coast Guard regulations.

In addition to the requirements in the VGP (to be replaced by the NSPs established under VIDA), vessel owners and operators must meet 25 sets of state-specific requirements under the CWA’s § 401 certification process. Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through. The CWA § 401 certification requirement in the VGP will be deemed repealed and no longer have effect on the date the NSPs and corresponding U.S. Coast Guard regulations become final, effective and enforceable.

While we do not believe that the costs associated with complying with the existing VGP permits and the NSPs, including meeting related treatment requirements, will be material, it is difficult to predict the overall impact of CWA requirements on our business at this stage. In addition, state-specific requirements under the CWA’s § 401 and any similar restrictions enacted in the future could increase our costs of operating in the relevant waters.

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

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to Annex VI to MARPOL for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (“EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all ships. The regulations generally apply to all ships of 400 gross tonnage and above and entered into force on January 1, 2013 and affect the operations of vessels that are registered in countries that are signatories to Annex VI to MARPOL or vessels that call upon ports located within such countries. The IMO also adopted a mandatory data collection system requirement in October 2016 (“IMO DCS”) that requires ships of 5000 gross tonnage and above to record and report their fuel oil consumption, indirectly addressing carbon dioxide emissions data. The requirement was entered into force on March 1, 2018.

The IMO is also taking steps toward the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee (“MEPC”) session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce GHG emissions from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out GHG emissions from vessels as soon as possible in the 21st Century. In June 2021, the MEPC adopted amendments to MARPOL Annex VI that enter into force on November 1, 2022 and establish as short-term GHG reduction measures an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator “CII”) and an enhanced SEEMP to drive reductions in the carbon intensity. A vessel’s attained EEXI will be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel is then required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. The requirements for EEXI and CII certification included in the MARPOL Annex VI amendments took effect January 1, 2023, which means the first annual reporting was completed in 2023 and the first rating given in 2024. The MEPC regulatory approach is consistent with the IMO’s initial GHG strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The initial GHG strategy contemplated the adoption of a revised strategy in 2023. This revised strategy, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (“2023 IMO GHG Strategy”), was adopted by the MEPC on July 7, 2023. The 2023 IMO GHG Strategy includes as a goal attaining net-zero GHG emissions from international shipping by or around 2050, promotes the uptake of alternative zero and near-zero GHG emissions technologies, fuels and/or energy sources by 2030, and identifies as indicative checkpoints a level of ambition at least a 20% reduction, compared to 2008, in total annual GHG emissions from international shipping by 2030 and at least a 70% reduction by 2040, striving for reductions of 30% by 2030 and 80% by 2040. The 2023 IMO GHG Strategy contemplates adoption of an updated strategy in 2028 and calls for the adoption of mid-term GHG reduction measures by 2025 and the development, finalization and agreement on possible long-term GHG reduction measures as part of the 2028 strategy review. If furtherance of the 2023 IMO GHG Strategy, in October 2024, the IMO announced proposed regulations scheduled for adoption in late 2025 focused on enhancing the energy efficiency of ships. The IMO also is discussing proposals to (i) set a global marine fuel standard providing for a phased reduction of the GHG intensity of marine fuel and (ii) establish a marine greenhouse gas pricing mechanism. In January 2025, the International Chamber of Shipping joined with 47 governments in the submission of proposed language to the IMO for a pricing mechanism that, commencing in 2028, would require shipping companies engaged in international voyages to make contributions to a new “IMO GHG Strategy Implementation Fund” based on annual greenhouse gas emission levels.

In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, from time to time climate change initiatives have been or are considered in the United States Congress and by individual states and may be considered in the future. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall EU strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations (EU Directive 2015/757 or EU MRV Regulation) requiring vessels exceeding 5,000 gross tons using EU ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018, with the first reports due in June 2019. In February 2019, the European Commission adopted a proposal to amend the EU MRV Regulation to harmonize the requirements of the EU MRV Regulation and the IMO DCS. On September 15, 2020, the European Parliament adopted measures to include maritime transport in the EU’s Emissions Trading System (“ETS”) as of 2022 and to set binding requirements for at least a 40% reduction (compared to 1990) in GHG emissions by shipping companies by 2030. On May 10, 2023, the EU extended the EU-ETS to the shipping sector commencing January 1, 2024. Beginning in 2026, in addition to carbon dioxide emissions, the EU MRV and the EU-ETS for shipping will cover methane and nitrous oxide emissions. Effective January 1, 2025, the EU’s regulation referred to as the FuelEU Maritime or FEUM Regulation (Regulation (EU) 2023/1805) sets maximum limits for the annual average carbon intensity of energy used by vessels over 5,000 gross tons that call at ports in the EU and institutes measures to require the carbon intensity of fuels used in the shipping sector to be gradually reduced over time, starting with a 2% reduction in 2025 and envisioning a reduction of up to 80% by 2050.

Although it is no longer a part of the EU MRV regime, the United Kingdom retained in domestic law the EU regulation establishing the EU MRV, and amended the law to make the regulation applicable in a United Kingdom-only context. Operators of ships over 5,000 gross tons using ports in the United Kingdom were required to begin collecting emissions data for their ships commencing January 1, 2022 for the 2022 reporting period. As the United Kingdom lost access to the EU’s MRV reporting database,the requirement to report the data required to be collected to the UK Maritime and Coastguard Agency has been deferred pending the agency’s development of a separate digital reporting system.

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

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway and are subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based predominantly upon the net tonnage of their owned vessels rather than income generated from operating the vessels (i.e., operating income). Based upon the net tonnage of our current vessels and the applicable rate of taxation, our Norwegian subsidiaries are liable for approximately $208,600 of Norwegian tonnage tax for the year ended December 31, 2024. In addition, under the tonnage tax regime, net financial income (i.e. income not generated from operating vessels) is subject to the regular Norwegian corporate income tax rate.

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

The United Kingdom’s withdrawal and exit from EU, commonly referred to as “Brexit”, took place on January 31, 2020. In order to meet any future national flag requirements pursuant to the Norwegian tonnage tax regime, we reflagged some of our previously U.K.-flagged vessels to an EU/European Economic Area (“EEA”) flag. Whether there will be a flag requirement for any year is announced in September/October of that year. On October 11, 2024, it was announced that the flag requirement was not applicable for the year ended December 31, 2024.

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

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2024, KNOT employed (directly and through ship managers) approximately 874 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

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

C. Organizational Structure

We are a publicly traded limited partnership formed on February 21, 2013.

The diagram below depicts our simplified organizational and ownership structure as of March 27, 2025.

(1)	Each of our vessels is owned by a vessel-owning subsidiary.

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

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. On September 10, 2021, KNOT contributed to the Partnership all of KNOT’s incentive distribution rights in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the incentive distribution rights were cancelled. As of March 27, 2025, KNOT owned 28.4% of our common units, 208,333 Series A Preferred Units, 252,405 Class B Units and our general partner, and our general partner owned a 1.83% general partner interest in us and 0.3% of our common units.

Significant Developments in 2024 and Early 2025

Dan Cisne Sale; Tuva Knutsen Acquisition

On September 3, 2024, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 31 AS, the company that owns the shuttle tanker Tuva Knutsen, from KNOT (the “Tuva Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker Dan Cisne, to KNOT (the “Dan Cisne Sale”). The purchase price for the Tuva Knutsen Acquisition was $97.5 million, less $69.0 million of outstanding indebtedness under the secured credit facility related to the Tuva Knutsen (the “Tuva Loan Facility”) plus capitalized fees of $0.4 million. The sale price for the Dan Cisne Sale was $30 million and there was no related debt. The combination of the Tuva Knutsen Acquisition and the Dan Cisne Sale was settled by a net cash payment from KNOT to KNOT Shuttle Tankers AS of $1.1 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap were made following the closing.

The Tuva Loan Facility is repayable in quarterly installments with a final balloon payment (including the final quarterly installment) of $57.4 million due at maturity on January 28, 2027. The Tuva Loan Facility bears interest at a rate equal to SOFR plus a margin of 2.16%. For a description of the Tuva Loan Facility, please see Note 17—Long-Term Debt-Tuva Loan Facility.

The Tuva Knutsen is operating in Brazil on a charter contract with TotalEnergies, for which the current fixed period expires in February 2026, and for which the charterer holds options for a further 10 years. As part of the Tuva Knutsen Acquisition, KNOT has agreed that if at any time during the seven years following the closing date of the Tuva Knutsen Acquisition the Tuva Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the TotalEnergies charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the Total Energies charter; provided, however, that in the event that for any period during such seven years the Tuva Knutsen is chartered under a charter other than the Total Energies charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Total Energies charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Tuva Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Tuva Knutsen until September 2031 on the same basis as if TotalEnergies had exercised its options through such date.

The Partnership’s Board of Directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase prices of the Tuva Knutsen Acquisition and the Dan Cisne Sale. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Tuva Knutsen Acquisition and the Dan Cisne Sale.

Dan Sabia Sale; Live Knutsen Acquisition

On March 3, 2025, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker Live Knutsen, from KNOT (the “Live Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker Dan Sabia, to KNOT (the “Dan Sabia Sale”). The purchase price for the Live Knutsen Acquisition was $100 million, less $73.4 million of outstanding indebtedness under the secured credit facility related to the Live Knutsen (the “Live Loan Facility”) plus capitalized fees of $0.4 million. The sale price for the Dan Sabia Sale was $25.75 million and there was no related debt. The combination of the Live Knutsen Acquisition and the Dan Sabia Sale was settled by a net cash payment to KNOT from KNOT Shuttle Tankers AS of $1.2 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap are due to be made following the closing.

The Live Loan Facility is repayable in quarterly installments with a final balloon payment (including the final quarterly installment) of $65.9 million due at maturity in October 2026. The Live Loan Facility bears interest at a rate equal to SOFR plus a margin of 2.01% including a Credit Adjustment Spread.

The Live Knutsen is operating in Brazil on a charter contract with Galp Sinopec, for which the current fixed period expires in November 2026, and for which the charterer holds options for a further 6 years. As part of the Live Knutsen Acquisition, KNOT has agreed that if at any time until November 2029 the Live Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the Galp Sinopec charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the Galp Sinopec charter; provided, however, that in the event that for any period during such period the Live Knutsen is chartered under a charter other than the Galp Sinopec charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Galp Sinopec charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Live Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Live Knutsen until November 2029 on the same basis as if Galp Sinopec had exercised its options through such date.

The Board and the Conflicts Committee approved the purchase prices of the Live Knutsen Acquisition and the Dan Sabia Sale. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Live Knutsen Acquisition and the Dan Sabia Sale.

$60 Million Hilda Loan Facility

In May 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, closed a new $60 million senior secured term loan facility with DNB (the “$60 Million Hilda Loan Facility”). The $60 Million Hilda Facility

refinanced and replaced the $100 million facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, which was also secured by the Hilda Knutsen and was due to be repaid in full in May 2024 with a balloon payment of $58.5 million.

Vessel Impairments

Impairments in respect of the Dan Cisne and Dan Sabia of $5.8 million and $10.6 million, respectively, were recognized in respect of the second quarter of 2024. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over her remaining useful life, and in such situation the carrying amount of the vessel is reduced to her estimated fair value. This exercise in respect of the second quarter of 2024 resulted in an impairment in respect of the Dan Cisne (owing to her sale on September 3, 2024) and the Dan Sabia (owing to the expiry of her charter contract, her high carrying value, and her smaller size not being optimal for the Brazilian market, therefore affecting the outlook for future employment).

Time Charters to KNOT

On January 1, 2024, the Bodil Knutsen, Hilda Knutsen and Torill Knutsen each continued to operate on separate time charter contracts with a subsidiary of KNOT, at a reduced charter rate. On January 2, 2024, these rolling monthly contracts were extended until the earlier of January 2025 and any date on which the respective vessel would be delivered to a client for new, third-party charter employment. On December 17, 2024, the rolling monthly contract in respect of the Hilda Knutsen was extended until the earlier of March 31, 2025 and any date on which the vessel would be delivered to a client for new, third-party charter employment. Similar time charters to KNOT were commenced for the Ingrid Knutsen on April 22, 2024 and the Dan Cisne on July 25, 2024. These charters have all expired, in each case when the relevant vessel was delivered to the next charterer, with the exception of Dan Cisne (following sale to KNOT).

Anna Knutsen Charters

On March 22, 2024, TotalEnergies exercised its option to extend its charter for the Anna Knutsen to April 2026. TotalEnergies holds a further option to extend for one year. On September 5, 2024, a time charter for the Anna Knutsen was executed with an oil major, to commence in June 2027 for a fixed period of one year plus three charterer’s options each for one additional year.

Ingrid Knutsen Charters

On March 28, 2024 the Ingrid Knutsen was redelivered from Altera, following which she worked temporarily in the conventional tanker market. On April 12, 2024, an agreement was reached with Eni, on terms no less favourable to the Partnership than applied previously, to delay delivery of Ingrid Knutsen until October 2024 for a time charter for a fixed period of two years plus two charterer’s options each of one year. On April 22, 2024, the Ingrid Knutsen began operating under a rolling monthly time charter with KNOT at a reduced charter rate, which expired upon her delivery to Eni on October 1, 2024.

Carmen Knutsen Charters

On April 17, 2024, a time charter for the Carmen Knutsen was executed with an oil major, to commence in the first quarter of 2026 for a fixed period of four years plus a charterer’s option for one additional year.

On December 3, 2024, Repsol exercised its option to extend the time charter of Carmen Knutsen for one year commencing in January, 2025.

Dan Sabia Redelivery

On July 10, 2024, the Partnership received the Dan Sabia back via redelivery, following expiry of her bareboat charter party to Transpetro. The Dan Sabia was marketed for both shuttle and conventional tanker operations during the second half of 2024. After fulfilling two short-term conventional tanker contracts in the fourth quarter of 2024 and first quarter of 2025, the Dan Sabia was sold to KNOT on March 3, 2025, as described above.

Torill Knutsen

On June 13, 2024, a time charter was executed with Eni in respect of the Torill Knutsen for a fixed period of three years plus three charterer’s options each of one year, which commenced on December 2, 2024.

On August 15, 2024, repair work on the Torill Knutsen was completed following the breakage of a generator rotor in January 2024. The Torill Knutsen remained able to serve a limited range of client facilities, and the Partnership has been compensated by insurance for the extent to which, as a consequence of this breakage, the Torill Knutsen’s earnings have fallen short of a contractual hire rate, commencing 14 days after the date of the breakage. The repair cost has also been covered by insurance, in excess of a deductible of $150,000. The final insurance payment in respect of these claims was received in January 2025.

Tordis Knutsen and Lena Knutsen Charter Extensions

On August 22, 2024, the Partnership agreed with Shell to extend by one year the charters for Tordis Knutsen and Lena Knutsen and to provide Shell with options to extend each of these charters by up to three periods of one year each. Thus, the fixed charter period for each charter will extend until 2028 and the option periods will extend until 2031.

Hilda Knutsen

On October 14, 2024 a time charter for the Hilda Knutsen was executed with Shell, which commenced on March 23, 2025, for a fixed period of one year.

Vigdis Knutsen

On March 16, 2024, the Vigdis Knutsen was delivered to Shell to commence on a three-year time charter. Pursuant to a contractual election by Shell, the time charter is due to convert during or after July 2025 to a bareboat charter which expires in 2030, plus a charterer’s option to extend the charter for a one two-year period.

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

Market Overview and Trends

According to Fearnleys, as of January 2025, the shuttle tanker market consisted of approximately 76 vessels plus 11 newbuilds on order, characterized by mid to long-term charters with offshore oil producers. Most shuttle tankers operate in the North Sea or offshore Brazil. In addition, Tsakos has recently announced a construction order for nine shuttle tankers, backed by bareboat charters to Transpetro.

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

Brazil has continued on a path to higher offshore deepwater oil production and on November 30, 2022, Petrobras signaled that its investments had returned to pre-COVID levels as it approved its Strategic Plan for 2023-2027. In that plan, Petrobras committed around $42 billion of capex to Pre-salt exploration and production, all related to projects that on average remain viable at a long-term Brent oil price of $35 per barrel, and while keeping on-track with its 2030 low-carbon intensity goals (Brazil’s pre-salt region is known for its highly productive wells and has some of the lowest carbon intensity levels seen globally).

With several new platforms having recently commenced operations or expected to commence operations in the near and medium term, we believe that demand for shuttle tankers in Brazil, where fourteen of our vessels have typically operated, will strengthen, and continue to improve into the mid and long term.

Demand in the North Sea shuttle tanker market had remained dampened as a result of production and project delays, in addition to continuing maintenance and upgrades. However, we are now seeing the market rebalancing as customers move forward with offshore projects that were postponed or delayed, as countries increasingly prioritize oil production due to high oil prices and energy security concerns. In particular, we welcome the news of the new Penguins FPSO having commenced production earlier this year and look forward to the long-anticipated start of production from the Johan Castberg FPSO.

We also face risks and trends that could adversely affect our industry and business. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. It is also possible that the inflationary pressures experienced in 2024 may persist in 2025.

We believe that demand for existing and for newbuild shuttle tankers will continue to be driven over the long term based on the requirement to replace older tonnage in the North Sea and from further expansion of deep and ultra-deep water offshore oil production in areas such as Pre-salt Brazil and the Barents Sea. We therefore remain positive not only with respect to the current strength of the Brazilian offshore market in particular, but also the near-term prospects in the North Sea and Barents Sea, and the mid-to-long-term outlook in the overall market.

The statements in this “Market Overview and Trends” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—Risk Factors.”

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

●	The composition of our fleet continues to change. Our historical results of operations reflect changes in the composition of our fleet due to our acquisitions and disposals.
●	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. A number of our credit facilities mature in the next twelve months. We may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”
●	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 10—Derivative Instruments in the consolidated financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.
●	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars, and some of our vessels operate from time to time on spot or voyage charters with hire rates payable in U.S. dollars. For the years ended December 31, 2024, 2023 and 2022 respectively, approximately 62%, 60% and 61% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 19%, 19% and 21% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”). The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.
●	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries were subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen and likewise our acquisition in 2017 of the shares in the subsidiary that owns the Lena Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate income tax rate has been 22% in 2022, 2023 and 2024.

●	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation and tonnage taxation is reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, tax is calculated based on the vessel’s net tonnage (in thousands) according to its certificate, not on operating income, then multiplied by the days in operation and the applicable dayrate. Net financial income and expense remain taxable at the regular corporate income tax rate of 22%.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	our ability to successfully employ our vessels at economically attractive hire rates;
●	the level of distributions on our common units;
●	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;
●	whether our customers exercise their options to extend their time charters;
●	our ability to refinance our indebtedness as it becomes due;
●	the number and availability of our vessels;
●	the level of demand for shuttle tanker services;
●	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;
●	the length and cost of drydocking;
●	the effective and efficient technical management of our vessels;
●	our ability to obtain and maintain major oil and gas company approvals and acceptances, and to satisfy their technical, health, safety and compliance standards;
●	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;
●	fluctuations in the price of oil;
●	interest rate changes;
●	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;
●	foreign currency exchange gains and losses;
●	our access to capital required to acquire additional vessels and/or to implement our business strategy;
●	future levels of inflation;
●	increases in crewing and insurance costs; and
●	the level of debt and the related interest expense.

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

Customers

In the years ended December 31, 2024, 2023 and 2022, revenues from the following customers accounted for over 10% of our revenues:

	Year Ended December 31,
(U.S. Dollars in thousands)	2024		2023		2022
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	$73,337	24%	$33,019	12%	$12,546	5%
Equinor ASA	53,297	17%	36,563	13%	24,828	9%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	42,238	14%	51,743	18%	45,975	17%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A.	41,235	13%	36,946	13%	37,571	14%
KNOT	28,008	9%	28,682	10%	19,220	7%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	24,127	8%	41,030	14%	25,352	9%
Eni Trading and Shipping S.p.A.	6,636	2%	—	—%	36,256	14%

A. Operating Results

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	Change	% Change
Time charter and bareboat revenues	$306,915	$277,084	$29,831	11%
Voyage revenues	3,628	8,849	(5,221)	(59)%
Loss of hire insurance recoveries	5,970	2,840	3,130	110%
Other income	2,086	1,943	143	7%
Gain from disposal of vessel	703	—	703	100%
Vessel operating expenses	108,519	93,351	15,168	16%
Voyage expenses and commission	3,600	5,536	(1,936)	(35)%
Depreciation	111,817	110,902	915	1%
Impairment	16,384	49,649	(33,265)	(67)%
General and administrative expenses	6,067	6,142	(75)	(1)%
Interest income	3,636	3,468	168	5%
Interest expense	(67,352)	(72,070)	4,718	(7)%
Other finance expense	(358)	(589)	231	(39)%
Realized and unrealized gain (loss) on derivative instruments	6,798	5,369	1,429	27%
Net gain (loss) on foreign currency transactions	(943)	(237)	(706)	298%
Income tax benefit (expense)	(631)	4,595	(5,226)	(114)%
Net income (loss)	$14,065	$(34,328)	$48,393	(141)%

Time charter and bareboat revenues : Time charter and bareboat revenues for the year ended December 31, 2024 were $306.9 million, an increase of $29.8 million compared to $277.1 million for the year ended December 31, 2023. The increase was principally due to (i) higher fleet utilization in 2024 compared to 2023; (ii) the Tuva Knutsen being included in results of operations as of September 3, 2024; and (iii) increased hire rates.

Voyage revenues: Voyage revenues for the year ended December 31, 2024, were $3.6 million compared to $8.8 million for the year ended December 31, 2023. The voyage revenues for the year ended December 31, 2024 relate to spot voyages performed by the Ingrid Knutsen, the Torill Knutsen, the Dan Cisne and the Dan Sabia which operated in the spot market for a short period of 2024. The voyage revenues for the year ended December 31, 2023 relate to spot voyages performed by the Ingrid Knutsen and the Torill Knutsen which operated in the spot market for most of the first quarter of 2023.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the year ended December 31, 2024, were $6.0 million compared to $2.8 million for the year ended December 31, 2023.

For the year ended December 31, 2024, the Partnership recorded $5.9 million in loss of hire insurance recoveries related to the Torill Knutsen in connection with breakage of a generator rotor in January 2024 and $0.1 million in loss of hire insurance recoveries related to the Brasil Knutsen in connection with repair of a thruster in June 2023 and which was settled and paid in 2024.

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

Other income: Other income for the year ended December 31, 2024 was $2.1 million compared to $1.9 million for the year ended December 31, 2023. The increase is mainly due to the Bodil Knutsen generating income related to the volatile organic compound emission (“VOC”) control equipment installation.

Gain from disposal of vessel: Gain from disposal of vessel was $0.7 million for the year ended December 31, 2024. The gain relates to the Dan Cisne Sale which completed on September 3, 2024.

Vessel operating expenses: Vessel operating expenses for the year ended December 31, 2024 were $108.5 million, an increase of $15.1 million from $93.4 million for the year ended December 31, 2023. The increase is mainly related to higher cost for supplies, equipment and repairs.

Voyage expenses and commission: Voyage expenses and commission for the year ended December 31, 2024, were $3.6 million. The voyage expenses and commission relate to bunker cost, commission and port cost for spot voyages performed by the Ingrid Knutsen, the Torill Knutsen, the Dan Cisne and the Dan Sabia. Voyage expenses and commission for the year ended December 31, 2023, were $5.5 million. The voyage expenses and commission for the year ended December 31, 2023 relate to bunker cost, commission and port cost for spot voyages performed by the Ingrid Knutsen and the Torill Knutsen.

Depreciation: Depreciation expense for the year ended December 31, 2024 was $111.8 million, an increase of $0.9 million from $110.9 million for the year ended December 31, 2023. The increase is mainly related to the acquisition of the Tuva Knutsen on September 3, 2024.

Impairment: Impairment charge for the year ended December 31, 2024 was $16.4 million compared to $49.6 million for year ended December 31, 2023. In both years, the impairment charge was related to the Dan Cisne and the Dan Sabia, the carrying values of which were written down to their estimated fair values, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2024 were $6.1 million compared to $6.1 million for the year ended December 31, 2023.

Interest income: Interest income for the year ended December 31, 2024 was $3.6 million compared to $3.5 million for the year ended December 31, 2023. The increase is mainly due to increased interest rates on our bank deposits.

Interest expense: Interest expense for the year ended December 31, 2024 was $67.3 million, a decrease of $4.8 million from $72.1 million for the year ended December 31, 2023. The decrease was mainly due to decreased leverage for the entire fleet, lower revolving credit facility interest expenses in 2024, and the repayment of the loans on the Dan Cisne in September 2023 and the Dan Sabia in January 2024.

Other finance expense: Other finance expense was $0.4 million for the year ended December 31, 2024 compared to $0.6 million for the year ended December 31, 2023. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the year ended December 31, 2024 was $6.8 million, compared to a gain of $5.4 million for the year ended December 31, 2023, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	$ Change
Realized gain (loss):
Interest rate swap contracts	$15,518	$14,648	$870
Foreign exchange forward contracts	—	(79)	79
Total realized gain (loss):	15,518	14,569	949
Unrealized gain (loss):
Interest rate swap contracts	(8,720)	(9,200)	480
Total unrealized gain (loss):	(8,720)	(9,200)	480
Total realized and unrealized gain (loss) on derivative instruments:	$6,798	$5,369	$1,429

As of December 31, 2024, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $417.9 million. All of the unrealized loss in the year ended December 31, 2024 is related to a mark-to-market loss on interest rate swaps.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the year ended December 31, 2024 was $0.9 million compared to a net loss of $0.2 million for the year ended December 31, 2023

Income tax benefit (expense): Income tax expense for the year ended December 31, 2024 was $0.6 million compared to a tax benefit of $4.6 million for the year ended December 31, 2023. In September 2023, KNOT Shuttle Tankers 12 AS and KNOT Shuttle Tankers AS were merged. After the merger, the financial loss carry forwards in KNOT Shuttle Tankers 12 AS were transferred to the acquiring entity, KNOT Shuttle Tankers AS. KNOT Shuttle Tankers AS has taxable income, and the Partnership has determined it is more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. The tax expense for the year ended December 31, 2024, relates mainly to taxable income in KNOT Shuttle Tankers AS, the Norwegian holding company.

Net income (loss): As a result of the foregoing, the Partnership recorded net income of $14.1 million for the year ended December 31, 2024, compared to net loss of $34.3 million for the year ended December 31, 2023.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2023 Compared with the Year Ended December 31, 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023 (our “2023 20-F”) for a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 and other financial information related to the year ended December 31, 2022.

B. Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to payment of operating costs, servicing our debt, payment of lease obligations, funding investments (including the equity portion of investments in vessels), funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows. As of March 27, 2025, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters) are sufficient to meet our working capital and other cash requirements for our current business for at least the next twelve months assuming that we are able to timely close refinancing of the revolving credit facilities in August and November 2025, and the senior secured loan facility secured by the Tove Knutsen and Synnøve Knutsen, which matures in tranches over September and October 2025 with a repayment due at that time of $164 million, all on similar terms as our existing credit facilities as described below. As shown on the balance sheet at December 31, 2024, the Partnership has significant debt coming due within one year, relating to the balloon repayments and the period repayments for the two revolving credit facilities and the senior secured loan facility secured by the Tove Knutsen and Synnøve Knutsen. The Partnership has commenced discussions and negotiations with its lending group and other institutions and advisors concerning the refinancing its credit facilities that mature in 2025. However, if the Partnership is not able to secure the refinancing of this debt, there will be insufficient liquid funds necessary to repay the debt at maturity. Although there is some judgement required in assessing this risk, given the negotiations that are already underway and given the Partnership’s history of successfully obtaining financing or refinancing its debt, management believes that it will be able to conclude a refinancing of all such facilities on similar terms (including that no re-leverage is required) prior to maturity. However, no assurance can be given that all such facilities will be timely refinanced on acceptable terms. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. We expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels, consummate accretive acquisitions and strengthen our balance sheet. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge part of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts when suitable opportunities arise.

We estimate that we will spend in total approximately $75.6 million for drydocking and classification surveys for the vessels under time charters in our fleet as of December 31, 2024, between 2025 and 2029, with approximately $13.3 million of this amount to be spent in the twelve months ending December 31, 2025. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

As of December 31, 2024, the Partnership had available liquidity of $90.4 million, which consisted of cash and cash equivalents of $66.9 million and undrawn portion of our revolving credit facilities of $23.5 million. On that date, our ability to incur additional debt under our existing credit facilities was limited to the undrawn portion of our revolving credit facilities, being $23.5 million. The Partnership’s total interest-bearing obligations outstanding as of December 31, 2024 were $909.7 million ($904.7 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during 2024 was approximately 2.25% over SOFR.

As of December 31, 2024, the Partnership had a total of $909.7 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen and the Torill Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $256.7 million is due for payment during the year ending December 31, 2025 and $651 million is due for payment after such date.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2024, the Partnership’s net current liabilities were $191.8 million. Included in current liabilities are $256.7 million of short-term loan obligations that mature before December 31, 2025 and are therefore presented as current debt.

Currently, we do not have any off-balance sheet arrangements.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters.

The Partnership’s future capital expenditure requirements principally relate to vessel drydocks. As of March 27, 2025, we expect to incur capital expenditures of approximately $13.3 million in 2025 on drydocks for the Windsor Knutsen, the Raquel Knutsen, the Tove Knutsen and the Synnøve Knutsen. Other than future drydocks, as at December 31, 2024, the Partnership has no other material capital expenditure commitments.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

Year Ended December 31, 2024 Compared with the Years Ended December 31, 2023 and 2022

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Net cash provided by (used in) operating activities	$137,145	$131,641	$100,942
Net cash provided by (used in) investing activities	(338)	(2,779)	(35,514)
Net cash provided by (used in) financing activities	(133,320)	(112,510)	(79,968)
Effect of exchange rate changes on cash	(475)	(10)	(174)
Net increase in cash and cash equivalents	3,012	16,342	(14,714)
Cash and cash equivalents at the beginning of the period	63,921	47,579	62,293
Cash and cash equivalents at the end of the period	$66,933	$63,921	$47,579

Net cash provided by operating activities

Net cash provided by operating activities increased by $5.6 million to $137.2 million for the year ended December 31, 2024, compared to $131.6 million for the year ended December 31, 2023. The increase was primarily due to higher utilization and increased hire rates resulting in increased time charter revenue and an increase in working capital elements. In addition, the increase was due to the contribution of the Tuva Knutsen which was included in the results of operations from September 3, 2024.

Net cash used in investing activities

Net cash used in investing activities was $0.3 million for the year ended December 31, 2024, compared to $2.8 million for the year ended December 31, 2023.

Net cash used in investing activities for the year ended December 31, 2024 is mainly due to installation of a ballast water treatment system (“BWTS”) related to the Hilda Knutsen and Torill Knutsen and which is partly offset by proceeds from the Tuva Knutsen Acquisition and the Dan Cisne Sale on September 3, 2024, which resulted in a net proceeds of $0.6 million from the transaction.

Net cash used in investing activities for the year ended December 31, 2023 is mainly due to installation of a BWTS on the Carmen Knutsen and the Brasil Knutsen.

Net cash used in financing activities

Net cash used in financing activities during the year ended December 31, 2024 of $133.2 million was mainly related to the following:

●	Proceeds of $60 million from the refinancing of the Hilda Facility

This was offset by the following:

●	Repayment of long-term debt of $182.4 million, of which (i) $113.5 million was repaid in connection with the periodic instalments due pursuant to the terms of our secured debt facilities, (ii) $58.5 million was repaid in connection with the refinancing of the Hilda Facility, and (iii) $10.4 million was repaid in connection with the loan facility secured by the Dan Sabia;
●	Repayment of part of the drawn balance under our revolving credit facilities of $23.5 million;
●	Payment of debt issuance costs of $0.5 million in connection with the refinancing of the Hilda Facility; and
●	Payment of cash distributions to unitholders of $10.4 million, of which $6.8 million was distributed to the Series A Preferred Units.

Net cash used in financing activities during the year ended December 31, 2023 of $112.5 million was mainly related to the following:

●	Proceeds of $240 million from the refinancing of a new five-year loan facility secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen; and
●	Proceeds from drawdowns under both of our revolving credit facilities of $5 million each ($10 million total).

This was offset by the following:

●	Repayment of long-term debt of $349.6 million, of which (i) $99.9 million was repaid in connection with the periodic instalments due pursuant to the terms of our secured debt facilities, (ii) $184.5 million was repaid in connection with the refinancing of the new loan facility secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen, (iii) $55 million was repaid in connection with the DNB revolver credit facility and (iv) $10.2 million was repaid in connection with the loan facility secured by the Dan Cisne; and
●	Payment of debt issuance costs of $2.5 million in connection with the refinancing of the $240 Million Loan Facility; and
●	Payment of cash distributions to unitholders of $10.4 million, of which $6.8 million was distributed to the Series A Preferred Units.

Year Ended December 31, 2023 Compared with the Year Ended December 31, 2022

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our 2023 20-F for a discussion of changes in our cash flows from 2023 to 2022 and other financial information related to 2022.

Borrowing Activities

Long-Term Debt

As of December 31, 2024, and December 31, 2023, the Partnership had the following debt amounts outstanding:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2024	2023
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$263,438	$288,534
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	186,792	222,264
Hilda loan facility	Hilda Knutsen	56,250	60,000
$172.5 million loan facility	Dan Cisne, Dan Sabia	—	10,370
$192.1 million loan facility	Tove Kuntsen, Synnøve Knutsen	144,597	153,702
$69 million Tuva loan facility	Tuva Knutsen	67,744	—
$25 million revolving credit facility with NTT		1,500	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	73,653	79,070
Torill Sale & Leaseback	Torill Knutsen	90,679	99,065
Total long-term debt		$909,653	$963,005
Less: current installments		258,739	101,010
Less: unamortized deferred loan issuance costs		2,080	2,050
Current portion of long-term debt		256,659	98,960
Amounts due after one year		650,914	861,995
Less: unamortized deferred loan issuance costs		2,839	4,166
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$648,075	$857,829

The Partnership’s outstanding debt of $909.7 million as of December 31, 2024 is repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
2025	$14,399	$81,257	$163,083	$258,739
2026	15,060	64,272	219,521	298,853
2027	15,751	31,525	93,598	140,874
2028	16,520	13,241	78,824	108,585
2029	17,232	—	—	17,232
2030 and thereafter	85,370	—	—	85,370
Total	$164,332	$190,295	$555,026	$909,653

As of December 31, 2024, the interest rates on our loan agreements were SOFR plus a fixed margin ranging from 2.0% to 2.4%.

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

The $345 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain Liquidity equal to or greater than $250,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2024, the borrowers and the guarantors were in compliance with all covenants under this facility.

$240 Million Senior Secured Term Loan Facility

On June 2, 2023, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (the “Vessels”) entered into a new five-year $240 million senior secured term loan facility with DNB secured by the Vessels (the “$240 Million Loan Facility”),. The $240 Million Loan Facility bears interest at a rate per annum equal to SOFR plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in May 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and KNOT Shuttle Tankers AS and secured by mortgages on the Vessels. The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the $240 Million Loan Facility. The proceeds from the $240 Million Loan Facility were used to refinance debt instruments which had previously been secured by the same Vessels.

The $240 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain liquidity equal to or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $240 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 130% of the outstanding balance under the $240 Million Loan Facility (or less than 166% after June 2, 2027), upon a total loss or sale of a vessel and customary events of default. As of December 31, 2024, the borrowers and the guarantors are in compliance with all covenants under this facility.

$100 Million Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “$100 Million Hilda Facility”). The $100 Million Hilda Facility was repayable in 28 consecutive quarterly installments with a final payment due at maturity of $58.5 million, which included the balloon payment and last quarterly installment. In May 2024, the Partnership closed its new $60 Million Hilda Loan Facility and repaid the $100 Million Hilda Facility.

$60 Million Hilda Loan Facility

In May 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, closed a new $60 million senior secured term loan facility with DNB (the “$60 Million Hilda Loan Facility”). The $60 Million Hilda Loan Facility is repayable in 12 consecutive quarterly installments with a final payment due at maturity of $39.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.25%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in March 2027.

The $60 Million Hilda Loan Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $60 Million Hilda Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 135% of the outstanding loan under the $60 Million Hilda Facility, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2024, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The $192.1 Million Secured Loan Facility contains the following financial covenants:

●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $192.1 Million Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels falls below 110% of the outstanding loan, upon total loss or sale of the vessels and customary events of default. As of December 31, 2024, the borrower and the guarantors were in compliance with all covenants under this facility.

$69 Million Tuva Loan Facility

On September 3, 2024, the Partnership acquired Knutsen Shuttle Tankers 31 AS, which owns the vessel Tuva Knutsen. Knutsen Shuttle Tankers 31 AS had entered into a senior secured term loan facility with Nordea Bank ABP secured by the Tuva Knutsen on January 15, 2021, the initial amount of which had been $88 million. Following repayment of the quarterly installments due prior to September 3, 2024, the outstanding amount of this facility had been reduced to $69.0 million. In connection with the acquisition of Knutsen Shuttle Tankers 31 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of this facility (the “$69 Million Tuva Loan Facility). The $69 Million Tuva Loan Facility is repayable in consecutive quarterly installments with a final payment at maturity on January 28, 2027 of $57.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.16%.

The $69 Million Tuva Loan Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $69 Million Tuva Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 125% of the outstanding loan under the $69 Million Tuva Facility, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2024, the borrower and the guarantors were in compliance with all covenants under this facility.

Live Loan Facility

On March 3, 2025, the Partnership acquired KNOT Shuttle Tankers 27 AS, the subsidiary owning the Live Knutsen. KNOT Shuttle Tankers 27 AS, as borrower, had entered into a senior secured term loan facility on October 14, 2021 with SMBC Bank EU AG and others, the initial amount of which was $89.6 million. Following repayment of the quarterly installments due prior to March 3, 2025, the outstanding amount of this facility had been reduced to $73.4 million. In connection with the acquisition of KNOT Shuttle Tankers 27 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of this facility (the “Live Loan Facility). The Live Loan Facility is repayable in quarterly installments with a final payment due at maturity of $65.9 million. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.01% including a Credit Adjustment Spread. The facility is secured by a mortgage on the Live Knutsen. The facility matures in October 2026.

The Live Loan Facility contains the following primary financial covenants:

•The borrower shall at all times maintain liquidity equal or greater than $500,000;

•

Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;

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

•Minimum book equity ratio for the Partnership of 30%; and

•Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Live Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 125% of the outstanding loan under the Live Loan Facility, upon a total loss or sale of the vessel and customary events of default.

Revolving Credit Facilities

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The facility will mature in August 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.23% and has a commitment fee of 0.5% on any undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation.

On November 15, 2023, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited. The facility will mature in November 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.0% and has a commitment fee of 0.8% on the undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in November 2020 with SBI Shinsei Bank, Limited.

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

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2024, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was $260.6 million based on total interest-bearing debt outstanding of $909.7 million, less the Raquel Knutsen and the Torill Knutsen sale and leaseback facilities of $164.3 million, less interest rate swaps with a notional amount of $417.9 million and less cash and cash equivalents of $66.9 million. Our interest rate swap contracts mature between March 2025 and February 2032 and have an average maturity of approximately 1.0 years. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month SOFR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 1.81%. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impaired by changes in the market value of such financial instruments.

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

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,462 million as of December 31, 2024.

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

Judgments and Uncertainties. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2024 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. As of December 31, 2024, we determined that $3.3 million of the deferred tax assets are likely to be realized.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2024 and 2023 we had a valuation allowance for deferred tax assets of $16.0 million and $20.3 million, respectively.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board (“FASB”) issued an amendment to the Accounting Standard Update (“ASU”) 2023-07 Segment Reporting (TOPIC 280): Improvements to Reportable Disclosures. The update requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The FASB issued the ASU in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments.

The guidance requires a public entity to disclose for each reportable segment, on an interim and annual basis, the significant expense categories and amounts that are regularly provided to the chief operating decision-maker (“CODM”) and included in each reported measure of a segment’s profit or loss. The significant expense principle is consistent with the management approach public entities already applies for segment reporting. That is, entities are required to disclose information about significant segment expenses based on information that is regularly provided to the CODM, rather than prescribed expense categories.

The guidance is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update should be applied retrospectively to all periods presented in the financial statements. The new guidance did not materially impact the Partnership.

There are no other recent accounting pronouncements whose adoption had a material impact on the consolidated financial statements in the current year.

New Accounting Standards Not Yet Adopted

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied either prospectively or retrospectively to all periods presented in the financial statements. The Partnership has not yet adopted this ASU and is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements and related disclosures.

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

Name	Age	Position
Trygve Seglem	74	Chairman of the Board of Directors
Derek Lowe	51	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	79	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	77	Director, Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	77	Director and Member of the Audit Committee
Richard Beyer	55	Director
Yasuhiro Fukuda	52	Director
Simon Bird	65	Director and Member of the Conflicts Committee

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

Richard Beyer has served on our board of directors since April 2017. Mr. Beyer has served as Deputy Director of KNOT since 2011 and has been a member of the board of directors of the Partnership’s general partner and KNOT UK since 2013. Currently Mr. Beyer is Chief Operating Officer and Executive Vice President and General Counsel of NYK Group Europe Limited and is a Director of NYK Energy Transport (Atlantic) Limited, NYK Line’s London based energy shipping business. Mr. Beyer joined NYK Line in 2007, initially advising its LNG and Offshore Business Groups in London and Tokyo before taking responsibility for the LNG chartering and business development team of NYK Energy Transport (Atlantic) Limited. From 2004 to 2007, Mr. Beyer was a Senior Legal Advisor to BP Shipping Limited, and prior to that he was a shipping finance specialist at London based international law firms Stephenson Harwood and Norton Rose. Since 2024, Mr. Beyer has been a member of the board of the UK Defence Club. Mr. Beyer is an English qualified lawyer.

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

Simon Bird has served on our board of directors since May 2015 and currently serves as a member of the Conflicts Committee. From September 2015, Mr. Bird was Director Humber for Associated British Ports, a board role, from which position he stood down in October 2024 in order to pursue other interests. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held senior positions at British Aerospace plc, Thorn EMI plc and Philips. Prior to his industrial career, Mr Bird served in the Royal Navy and Her Majesty’s Diplomatic Service. Until early 2025, Mr. Bird also served as chairman of the Humber Freeport Company and as a director of the Greater Lincolnshire Local Enterprise Partnership, a public/private body. Mr Bird holds a Honorary Commission in the Royal Naval Reserve in the rank of Captain.

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

Executive Compensation

Pursuant to the administrative services agreement, Derek Lowe, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Lowe is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2024, we incurred total costs, expenses and fees under this agreement of $1,677,056 (which includes $1,077,525 that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Lowe entered into an employment agreement with KNOT UK effective August, 28, 2023. Pursuant to the employment agreement, Mr. Lowe has, since September 13, 2023, served as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 259,560 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK). Mr. Lowe’s employment may be terminated on 6 months’ prior written notice by either Mr. Lowe or KNOT UK. In addition, Mr. Lowe’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Lowe on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Lowe from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2024, Mr. Lowe received $312,569 in total compensation.

Compensation of Directors

Each director is entitled to receive compensation for their service in this role, including but not limited to attendance at meetings of our board of directors and committees. During the year ended December 31, 2024, each of our directors and our Chairman was entitled to receive aggregate compensation of $95,000. During the year ended December 31, 2024, members of the audit and conflicts committees each received a committee fee of $12,000, or $15,000 for the member serving as the Chairman of each such committee. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, Richard Beyer, Yasuhiro Fukuda , Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Beyer and Mr. Fukuda have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2026. Mr. Beveridge is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2027. Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2028. Mr. Aas is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2025. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2024, we directly employed one onshore employee and no seagoing employees, however through subsidiaries and affiliated companies, we employed approximately 874 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

Other than those common units, Class B Units and Series A Preferred Units in which Trygve Seglem may be deemed to share beneficial ownership, as of March 27, 2025, there were no common units, Class B Units or Series A Preferred Units beneficially owned by our current directors or executive officer. Please read “Item 7. Major Unitholders and Related Party Transactions—Major Unitholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership of our common units as of March 27, 2025 by each person that we know to own, or beneficially own, more than 5.0% of our common units. The number of units beneficially owned by each party is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units
	Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	9,917,365	25.8%
OMP AY Preferred Limited (2)	2,561,101	7.2%
Invesco Ltd.(3)	1,776,804	5.2%
Astaris Capital Management LLP (4)	1,739,180	5.1%
(1)	KNOT is a joint venture between TSSI and NYK Europe, each of which owns a 50% interest in KNOT. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding AS (“Seglem Holding”), of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the common units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.83% general partner interest held by the Partnership’s general partner. Included in the number of common units beneficially owned are 256,110 common units, which represent the common units into which the 208,333 Series A Preferred Units beneficially owned were convertible at March 27, 2025, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. Common units issuable upon conversion of the Class B Units are not included in the number of common units beneficially owned.
(2)	OMP AY Preferred Limited (“OMP”) has shared voting and dispositive power as to 2,561,101 common units. This represents 2,561,101 common units into which the 2,083,333 Series A Preferred Units owned by OMP AY Preferred Limited were convertible as of March 27, 2025, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. This information is based on the Schedule 13G/A filed by OMP AY Preferred Limited on November 14, 2024.
(3)	Invesco Ltd. has sole voting power and dispositive power as to 1,776,804 common units. This information is based on the Schedule 13G filed by Invesco Ltd. on February 12, 2021.
(4)	Astaris Capital Management LLP has shared voting and dispositive power as to 1,739,180 common units. This information is based on the Schedule 13G filed by Astaris Capital Management LLP on October 10, 2024.

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

As of March 27, 2025, we had 3,541,666 Series A Preferred Units issued and outstanding, of which 2,083,333 units, 1,250,000 units and 208,333 units are held by OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and KNOT, respectively.

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

As of March 27 2025, we had 252,405 Class B Units outstanding, all of which were held by KNOT.

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its ownership of 28.4% of our common units as of March 27, 2025.

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

Assets Owned by KNOT

While the Partnership continues to believe that key components of its strategy and value proposition are accretive investment in the fleet and a long-term, sustainable distribution, there can be no assurance that the Partnership will acquire any additional vessels from KNOT. Given the relationship between the Partnership and KNOT, any such acquisition would be subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

KNOT owns, or has ordered, the following vessels and has entered into the following charters:

1.	In June 2022, Daqing Knutsen was delivered to KNOT from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter by up to a further five years.
2.	In July 2022, Frida Knutsen was delivered to KNOT from the yard in Korea and commenced in December 2022 on a seven-year time charter contract with Eni for operation in North Sea. The charterer has options to extend the charter by up to a further three years.
3.	In August 2022, Sindre Knutsen was delivered to KNOT from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter by up to a further five years.
4.	In November 2022, KNOT entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2025.
5.	In February 2024, KNOT entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels will be built in China and are expected to be delivered over 2026 - 2027.
6.	In August 2024, KNOT entered into a new seven-year time charter contract with Petrorio for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to eight further years. The vessel will be built in China and is expected to be delivered early in 2027.
7.	In October 2024, Hedda Knutsen was delivered to KNOT from the yard in China and commenced in December 2024 on a ten-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.

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

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. As of March 27, 2025, 252,405 Class B Units remain outstanding.

Dan Cisne Sale; Tuva Knutsen Acquisition

On September 3, 2024, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 31 AS, the company that owns the shuttle tanker Tuva Knutsen, from KNOT (the “Tuva Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker Dan Cisne, to KNOT (the “Dan Cisne Sale”). The purchase price for the Tuva Knutsen Acquisition was $97.5 million, less $69.0 million of outstanding indebtedness under the Tuva Loan Facility plus capitalized fees of $0.4 million. The sale price for the Dan Cisne Sale was $30 million and there was no related debt. The combination of the Tuva Knutsen Acquisition and the Dan Cisne Sale was settled by a net cash payment from KNOT to KNOT Shuttle Tankers AS of $1.1 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap were made following the closing.

The Tuva Knutsen is operating in Brazil on a charter contract with TotalEnergies, for which the current fixed period expires in February 2026, and for which the charterer holds options for a further 10 years. As part of the Tuva Knutsen Acquisition, KNOT has agreed that if at any time during the seven years following the closing date of the Tuva Knutsen Acquisition the Tuva Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the TotalEnergies charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the Total Energies charter; provided, however, that in the event that for any period during such seven years the Tuva Knutsen is chartered under a charter other than the Total Energies charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Total Energies charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Tuva Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Tuva Knutsen until September 3, 2031 on the same basis as if TotalEnergies had exercised its options through such date.

Dan Sabia Sale; Live Knutsen Acquisition

On March 3, 2025, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker Live Knutsen, from KNOT (the “Live Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker Dan Sabia, to KNOT (the “Dan Sabia Sale”). The purchase price for the Live Knutsen Acquisition was $100 million, less $73.4 million of outstanding indebtedness under the Live Loan Facility plus capitalized fees of $0.4 million. The sale price for the Dan Sabia Sale was $25.75 million and there was no related debt. The combination of the Live Knutsen Acquisition and the Dan Sabia Sale was settled by a net cash payment from KNOT Shuttle Tankers AS to KNOT of $1.2 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap are due to be made following the closing.

The Live Knutsen is operating in Brazil on a charter contract with Galp Sinopec, for which the current fixed period expires in November 2026, and for which the charterer holds options for a further 6 years. As part of the Live Knutsen Acquisition, KNOT has agreed that if at any time until the end of the first option period (currently scheduled for November 2029), the Live Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the Galp Sinopec charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the Galp Sinopec charter; provided, however, that in the event that for any period during such period the Live Knutsen is chartered under a charter other than the Galp Sinopec charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Galp Sinopec charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Live Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Live Knutsen until November 2029 on the same basis as if Galp Sinopec had exercised its options through such date.

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

Hilda Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On September 3, 2022, our subsidiary that owns the Hilda Knutsen entered into a time charter contract with Knutsen Shuttle Tankers Pool AS at a reduced charter rate. The term of this time charter was extended to March 31, 2025, or such time as the vessel would be delivered to her next charterer, if earlier, or unless terminated by either party on giving not less than 30 days’ notice. Hilda Knutsen was delivered to her next charterer, Shell, on March 23, 2025.

Torill Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On March 1, 2023, our subsidiary that owns the Torill Knutsen entered into a rolling monthly time charter contract with Knutsen Shuttle Tankers Pool AS at a reduced charter rate. Following an extension, this charter expired upon her delivery to Eni on a time charter, which took place on December 2, 2024.

Ingrid Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On April 22, 2024, our subsidiary that owns the Ingrid Knutsen entered into a rolling monthly time charter contract with Knutsen Shuttle Tankers Pool AS at a reduced charter rate. This charter expired upon her delivery to Eni on a time charter, which took place on October 1, 2024.

Dan Cisne Charter with Knutsen Shuttle Tankers Pool AS

On July 24, 2024, our subsidiary that owned the Dan Cisne entered into a rolling monthly time charter contract with Knutsen Shuttle Tankers Pool AS at a reduced charter rate. This charter expired upon the sale of the Dan Cisne to KNOT, on September 3, 2024.

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

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen, the Synnøve Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Tuva Knutsen and the Live Knutsen, which as at December 31, 2024 operate under time charters, is subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. As at December 31, 2024, none of our vessels operated under a bareboat charter, however the Dan Sabia did operate under a bareboat charter during 2024 until July 10, 2024. None of our vessels has operated under a bareboat charter since July 10, 2024. However The Vigdis Knutsen is due to convert from a time charter to a bareboat charter during or after July 2025, pursuant to a contractual election by the charterer, Shell . Under a bareboat charter, the customer is responsible with providing for the crew, technical and commercial management of the vessel. However, each of these vessels is (or, as the case may be during the subsistence of a bareboat charter, was) subject to management and administration agreements with either KNOT Management or KNOT Management Denmark pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee. Please read “—Management and Administration Agreements”.

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

Annual management fee. Pursuant to each of the technical management agreements, each of the vessel-owning entities paid a fee of $0.78 million per year for 2024 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2025 has been set at $0.83 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

Term. Each of the technical management agreements for the Windsor Knutsen and the Bodil Knutsen continues indefinitely until terminated by either party after giving three months’ written notice. Each of the technical management agreements for the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen, the Synnøve Knutsen, the Tuva Knutsen and the Live Knutsen continues indefinitely until terminated by either party after giving six months’ notice.

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

Management and Administration Agreements

During 2024, the Dan Sabia operated under a bareboat charter until redelivery on July 10, 2024. As a result, this vessel’s customer was responsible for providing for the crew, technical and commercial management of the vessel. However, this vessel was also subject to management and administration agreements, pursuant to which the subsidiary that owns and operates this vessel paid a fee in 2024 of $0.04 million per annum, totaling $0.6 million relating to the proportion of the year to which these agreements applied. This fee for the Dan Sabia was paid to KNOT Management Denmark, as manager, in exchange for general monitoring services. This annual fee was subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreements in respect of the Dan Sabia were due, pursuant to their terms, to continue indefinitely until terminated by either party after giving three months’ written notice. The management and administration agreements could also be terminated by the owner or manager on terms similar to the technical management agreements. These agreements terminated alongside the termination of the related bareboat charter.

Courses for Crew and Crewing Services

Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers, and as part of the seafarers competence training program the Partnership has purchased courses for seafarers on the vessels on time charter contracts. The cost is course fees for seafarers. We paid approximately $0.2 million in total fees with respect to this arrangement for the year ended December 31, 2024. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on our vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel. We paid approximately $0.2 million in total fees with respect to this arrangement for the year ended December 31, 2024.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2024 and included in the consolidated financial statements. Please read Note 19—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended
December 31,
(U.S. Dollars in thousands)	2024
Statement of Operations Data:
Time charter and bareboat revenues:	$28,008
Gain from disposal of vessel	703
Operating expenses(1)	33,248
Voyage expenses and commissions	15
General and administrative expenses:	2,184
Total income (expenses)	$(6,736)
(1)	Includes fees paid pursuant to the management and administration agreements, the technical management agreements, courses for crew, crew and crewing services.

Payables to KNOT and KOAS were $0.5 million and $1.3 million, respectively, for the year ended December 31, 2024. In addition, included in trade accounts payable, trading balances due to KOAS were $1.4 million and trading balances due to KNOT were $1.4 million for the year ended December 31, 2024.

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

Distributions to KNOT

We have declared and paid aggregate quarterly distributions of $1.1 million and $1.1 million to KNOT in respect of the years ended December 31, 2024 and 2023, respectively.

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

Our Cash Distribution Policy

On January 11, 2023, we reduced our quarterly common unit distributions on our common units to $0.026 per unit. The quarterly common unit distribution has remained at $0.026 since that time. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels, consummate accretive acquisitions and strengthen our balance sheet.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.
●	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
●	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended with the approval of a majority of the outstanding common units.
●	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
●	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.
●	Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of March 27, 2025, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.
●	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—Risk Factors” for a discussion of these factors.

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

During the year ended December 31, 2024, the aggregate amounts of cash distributions paid to common unitholders was $2.5 million.

Class B Units

The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are equal to or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. As of March 27, 2025, 252,405 Class B Units remain outstanding.

During the year ended December 31, 2024, the aggregate amounts of cash distributions paid to the holder of Class B Units was $nil.

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

During the year ended December 31, 2024, the aggregate amount of cash distributions paid to the holders of the Series A Preferred Units was $6.8 million.

B. Significant Changes

Please read Note 25 – Subsequent Events in the consolidated financial statements included in this Annual Report.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”
(2)	Exchange Agreement, dated September 7, 2021, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—IDR Exchange.”
(3)	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS, as amended by Amendment No. 1, dated May 7, 2015, Amendment No. 2, dated November 28, 2018, Amendment No. 3, dated March 13, 2019 and Amendment No. 4 dated September 13, 2023. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”
(4)	Management and Administration Agreements and Technical Management Agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements” and “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements”, respectively.
(5)	Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$192.1 million Secured Loan Facility.”
(6)	Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$192.1 million Secured Loan Facility.”
(7)	Accession Letter, dated July 1, 2022, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. Please read

“Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$192.1 million Secured Loan Facility.”
(8)	Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(9)	Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(10)	Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$345 Million Term Loan Facility”
(11)	Memorandum of Agreement, dated June 20, 2022, between Knutsen Shuttle Tankers 15 AS and Four Land (Panama) S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Sale and Leaseback.”
(12)	Bareboat Charter, dated June 20, 2022, between Four Land (Panama) S.A. and Knutsen Shuttle Tankers 15 AS. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Sale and Leaseback.”
(13)	Term Loan Facility Agreement, dated June 2, 2023, among Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers XII AS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$240 Million Loan Facility .”
(14)	Service Agreement, dated August 3, 2023, between KNOT Offshore Partners UK LLC and Derek Lowe. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”
(15)	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016, the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017 and the Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017.
(16)	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto.
(17)	Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP.
(18)	At-the-Market Issuance Sales Agreement, dated November 2, 2023, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
(19)	Share Purchase Agreement, dated September 3, 2024, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to the Partnership’s acquisition of the Tuva Knutsen. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Dan Cisne Sale; Tuva Knutsen Acquisition.”

(20)	Share Purchase Agreement, dated September 3, 2024, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to the Partnership’s disposal of the Dan Cisne. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Dan Cisne Sale; Tuva Knutsen Acquisition.”
(21)	Settlement Agreement, dated September 3, 2024, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to steps to be taken to effect the Partnership’s acquisition of Tuva Knutsen and disposal of the Dan Cisne. Please read “Item 7. Major Unitholders and Related Party Transactions—Dan Cisne Sale; Tuva Knutsen Acquisition.”
(22)	Share Purchase Agreement, dated February 27, 2025, and Addendum thereto, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to the Partnership’s acquisition of the Live Knutsen. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Dan Sabia Sale; Live Knutsen Acquisition.”
(23)	Share Purchase Agreement, dated February 27, 2025, and Addendum thereto, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to the Partnership’s disposal of the Dan Sabia. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Dan Sabia Sale; Live Knutsen Acquisition.”
(24)	Settlement Agreement, dated February 27, 2025, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to steps to be taken to effect the Partnership’s acquisition of Live Knutsen and disposal of the Dan Sabia. Please read “Item 7. Major Unitholders and Related Party Transactions—Dan Sabia Sale; Live Knutsen Acquisition.”

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that is:

●	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),
●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia,
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
●	a trust if (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current-year or accumulated earnings and profits, as determined under U.S. federal income tax principles. If we make distributions to U.S. Holders in excess of our current-year and accumulated earnings and profits, the excess portion of those distributions will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to distributions that they receive from us. Dividends received with respect to our common units generally will be treated as foreign source, “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common units, either:

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

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax at the tax rates that generally apply to U.S. persons to the extent such distributions constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such distributions also are attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected distributions received by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional U.S. branch profits tax at a rate of 30% (or, if applicable, a lower treaty rate).

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax at the tax rates that generally apply to U.S. persons to the extent the gain from the disposition of common units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected gain of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional U.S. branch profits tax at a rate of 30% (or, if applicable, a lower treaty rate). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax at a rate of 30% on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and they meet certain other requirements.

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

We have historically used interest rate swap contracts to manage our exposure to interest rate risks. Interest rate swap contracts were used to convert floating rate debt obligations based on SOFR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swap contracts are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swap contracts do not qualify for hedge accounting, and movements in their fair values are reflected in the statements of operations under “Realized and unrealized gain (loss) on derivative instruments.” Interest rate swap contracts that have a positive fair value are recorded as “Other current assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of December 31, 2024, we were party to interest rate swap contracts with a combined notional amount of approximately $417.9 million. Under the terms of the interest rate swap contracts, we receive SOFR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 0.71% per annum and 2.90% per annum for all periods. The interest rate swap contracts mature between 2025 and 2032. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2024 are as follows:

	December 31, 2024
	Notional	Fair Value
(U.S. Dollars in thousands)	Amount	(liability)
Interest rate swap contracts	$417,898	$13,301

As of December 31, 2024 the Partnership’s net exposure to floating interest rate fluctuations was approximately $260.6 million based on total interest-bearing contractual obligations of $909.7 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $164.3 million, less interest rate swaps of $417.9 million and less cash and cash equivalents of $66.9 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.6 million on an annual basis as of December 31, 2024. Please read Note 10 — Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

As of December 31, 2024, we did not have any open foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil production industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2024 and 2023, thirteen and eleven customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

As of December 31, 2024, we were in compliance with all covenants under our debt agreements.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2024.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2024.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young AS (PCAOB ID: 1572), an independent registered public accounting firm, as stated in its report which appears on page F-5 of our consolidated financial statements.

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

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2024 was Ernst & Young AS (PCAOB ID: 1572) Oslo, Norway.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2024 and 2023.

Fees Incurred by the Partnership for Ernst & Young AS’ Services:

	2024	2023
Audit Fees	$654,295	$679,500
Audit‑Related Fees	—	—
Tax Fees	2,426	—
	$656,721	$679,500

Audit Fees

Audit fees for 2024 and 2023 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees for 2024 and 2023 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

Tax fees for 2024 and 2023 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

The Partnership has adopted an insider trading policy that governs the purchase, sale and other dispositions of its securities by directors, officers and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements listed below and set forth on pages F-1 through F-48, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

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
1.2

Fourth Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of September 10, 2021 (incorporated by reference to Exhibit 3.2 of the registrant’s Report on Form 8-A/A filed on September 10, 2021)

2.1

Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 7, 2022)

4.1

Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 15, 2014)

4.2

Exchange Agreement, dated September 7, 2021, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 7, 2021)

4.3

Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.4

Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.5

Amendment No. 2 to the Administrative Services Agreement, dated November 28, 2018, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 10, 2019)

4.6

Amendment No. 3 to the Administrative Services Agreement, dated March 13, 2019, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.5 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 10, 2019)

4.7

Amendment No. 4 to the Administrative Services Agreement, dated September 6, 2023, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on September 11, 2023)

4.8

Form of Ship Management Agreement, dated May 13, 2014, between KNOT Shuttle Tankers 21 AS and KNOT Management Denmark AS, (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 11, 2024)

4.9

Form of Ship Management Agreement, dated December 8, 2023, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 11, 2024)

Exhibit Number	Description
4.10

Facility Agreement, dated July 2, 2019, among KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.22 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 18, 2021)

4.11

Accession Letter, dated December 2020, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. (incorporated by reference to Exhibit 4.23 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 18, 2021)

4.12

Accession Letter, dated July 1, 2022, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Shuttle Tankers AS, KNOT Shuttle Tankers 34 AS, KNOT Shuttle Tankers 35 AS and MUFG Bank, Ltd. (incorporated by reference to Exhibit 4.17 to the registrant’s report in Form 20-F filed on March 30, 2023)

4.13

Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021 (incorporated by reference to Exhibit 4.24 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 18, 2021)

4.14+

Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. (incorporated by reference to Exhibit 4.25 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 18, 2021)

4.15

Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 2, 2021)

4.16

Memorandum of Agreement, dated June 20, 2022, between Knutsen Shuttle Tankers 15 AS and Four Land (Panama) S.A. (incorporated by reference to Exhibit 4.2 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.17†

Bareboat Charter, dated June 20, 2022, between Four Land (Panama) S.A. and Knutsen Shuttle Tankers 15 AS (incorporated by reference to Exhibit 4.3 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.18

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

4.19

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

4.21

Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.22

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

4.24

Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 30, 2017)

4.25

Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on February 2, 2017)

Exhibit Number	Description
4.26

At-the-Market Issuance Sales Agreement, dated November 2, 2023, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.1 to the registrant’s report on Form 6-K filed on November 2, 2023)

4.27

Share Purchase Agreement, dated September 3, 2024, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 31 AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 13, 2024)

4.28

Share Purchase Agreement, dated September 3, 2024, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 20 AS (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on September 13, 2024)

4.29

Settlement Agreement, dated September 3, 2024, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on September 13, 2024)

4.30*

Share Purchase Agreement, dated February 27, 2025, and Addendum thereto, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 21 AS

4.31*

Share Purchase Agreement, dated February 27, 2025, and Addendum thereto, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 27 AS

4.32*	Settlement Agreement, dated February 27, 2025, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS
8.1*	Subsidiaries of KNOT Offshore Partners LP
11.1*	KNOT Offshore Partners LP Insider Trading Policy
12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer
15.1*	Consent of Independent Registered Public Accounting Firm
97.1

KNOT Offshore Partners LP Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 11, 2024)

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

Date: March 27, 2025

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP (the Partnership) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2025, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Vessel impairment
Description of the Matter

The carrying value of the Partnership’s vessels was $1,462 million as of December 31, 2024. As explained in Note 2(n) and 21 to the consolidated financial statements, the Partnership assesses vessels for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If impairment indicators are identified, the Partnership compares the undiscounted cash flows expected to be generated by that vessel to the carrying value (recoverability test). If the carrying value of the vessel is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. During the year ended December 31, 2024, the Partnership recognized an impairment loss of $16.4 million to write down two vessels’ carrying value to its estimated fair value.

Auditing the Partnership’s measurement of the impairment loss was complex due to the significant estimation uncertainty and judgement in forecasting the future cash flows of the vessels. Specifically, these cash flow estimates are sensitive to significant assumptions including the discount rate, estimation of daily charter rates, vessel utilization and potential sale price of the vessels.

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

We assessed whether the vessel utilization assumptions were reasonable based on historical utilization of the Partnership’s vessels. We also reviewed market reports and analyzed how the economic factors such as future demand and supply for shuttle tankers have been incorporated in the charter rates. We compared the estimated sale price of the vessels to actual transactions which took place after the date of the estimation. We also assessed the adequacy of the vessel impairment disclosures as included in Note 2(n), Note 14 and Note 21 of the consolidated financial statements.

Acquisition of KNOT Shuttle Tankers 31 AS
Description of the Matter

As disclosed in Note 24 to the consolidated financial statements, during September 2024, the Partnership completed its acquisition of KNOT Shuttle Tankers 31 AS for a total consideration of $97.5 million, less $69 million of outstanding indebtedness.  Substantially all of the fair value of the gross assets acquired was concentrated in the Tuva Knutsen (the “Tuva” or “vessel”) shuttle tanker. The transaction was accounted for as an asset acquisition.

Auditing the Partnership's accounting for its acquisition of KNOT Shuttle Tankers 31 AS was complex due to the significant judgment and estimation in the Partnership’s determination of the fair value of the Tuva and associated contract liabilities. The Partnership used a discounted cash flow to measure the fair value of the vessel and the related contract liabilities. The significant assumptions used to estimate the fair value of the vessel included discount rate, estimation of daily charter rates  and vessel utilization.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Partnership's accounting for the acquisition, including controls over the valuation model and significant inputs to the valuation of the acquired vessel and related contract liabilities.

To test the fair value of the vessel and associated contract liabilities, with the assistance of our valuation specialists, we performed audit procedures that included, among others, evaluating the appropriateness of the valuation methodology applied in accordance with ASC 820, including the mathematical accuracy and discount rate used in the model. We further evaluated the competence and objectivity of the Partnership’s financial advisor. We compared forecasted time charter rates to the current contractual period achieved by the vessel and with historical charter rates. We evaluated market and economic factors related to future demand and supply for shuttle tankers which were incorporated into forecasted charter rates, as well as estimated market rates. We involved our valuation specialists to assist in developing a range of independent discount rate estimates and compared those to the discount rate selected by management. We evaluated the average utilization against the relevant market conditions and the historical rates and planned drydocks.  We also assessed the adequacy of the acquisition of KNOT Shuttle Tankers 31 AS disclosures as included in Note 2(b), Note 14 and Note 24 of the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Partnership’s auditor since 2013.

Oslo, Norway

March 27, 2025

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited KNOT Offshore Partners LP’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, KNOT Offshore Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Partnership and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway

March 27, 2025

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations

For the Years Ended December 31, 2024, 2023 and 2022

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Operating revenues: (Notes 2(e), 5, 6 and 19)
Time charter and bareboat revenues	$306,915	$277,084	$262,797
Voyage revenues	3,628	8,849	4,689
Loss of hire insurance recoveries (Notes 2(t) and 8)	5,970	2,840	758
Other income	2,086	1,943	341
Total revenues (Notes 2(e), 5, 6, 8 and 19)	318,599	290,716	268,585

Gain from disposal of vessel (Note 19)	703	—	—

Operating expenses:
Vessel operating expenses (Notes 2(e) and 19)	108,519	93,351	86,032
Voyage expenses and commission	3,600	5,536	2,814
Depreciation (Note 14)	111,817	110,902	107,419
Impairment (Notes 2(n), 14 and 21)	16,384	49,649	—
General and administrative expenses	6,067	6,142	6,098
Total operating expenses	246,387	265,580	202,363
Operating income (loss)	72,915	25,136	66,222
Finance income (expense): (Notes 2(f) and 19)
Interest income	3,636	3,468	822
Interest expense (Note 9(a))	(67,352)	(72,070)	(42,604)
Other finance expense (Note 9(b))	(358)	(589)	(628)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	6,798	5,369	35,510
Net gain (loss) on foreign currency transactions	(943)	(237)	220
Total finance income (expense)	(58,219)	(64,059)	(6,680)
Income (loss) before income taxes	14,696	(38,923)	59,542
Income tax benefit (expense) (Notes 2(r) and 18)	(631)	4,595	(875)
Net income (loss)	$14,065	$(34,328)	$58,667

Series A Preferred unitholders’ interest in net income (loss)	$6,800	$6,800	$6,800
General Partner’s interest in net income (loss)	134	(760)	951
Limited Partners’ interest in net income (loss)	7,131	(40,368)	50,916
Earnings per unit (Basic): (Note 22)
Common unit (basic)	$0.21	$(1.19)	$1.48
Class B unit (basic)	$—	$—	$1.48
General Partner unit (basic)	$0.21	$(1.19)	$1.48
Earnings per unit (Diluted): (Note 22)
Common unit (diluted)	$0.21	$(1.19)	$1.48
Class B unit (diluted)	$—	$—	$1.48
General Partner unit (diluted)	$0.21	$(1.19)	$1.48

The accompanying notes are an integral part of these consolidated financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2024, 2023 and 2022

(U.S. Dollars in thousands)

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Net income (loss)	$14,065	$(34,328)	$58,667
Other comprehensive income, net of tax	—	—	—
Comprehensive income (loss)	$14,065	$(34,328)	$58,667

The accompanying notes are an integral part of these consolidated financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2024 and 2023

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	At December 31, 2024	At December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents (Notes 2(g) and 11)	$66,933	$63,921
Amounts due from related parties (Note 19(c))	2,230	348
Inventories (Notes 2(i) and 13)	3,304	3,696
Derivative assets (Notes 2(q), 10 and 11)	8,112	13,019
Other current assets (Notes 2(j), 12(a) and 12(b))	14,793	8,795
Total current assets	95,372	89,779

Long-term assets:
Vessels, net of accumulated depreciation (Notes 2(k), 2(l), 2(m), 14 and 19(a))	1,462,192	1,492,998
Right-of-use assets (Notes 2(l) and 6)	1,269	2,126
Deferred tax assets (Notes 2(r) and 18)	3,326	4,358
Derivative assets (Notes 2(q), 10 and 11)	5,189	7,229
Accrued income (Note 2(e))	4,817	—
Total Long-term assets	1,476,793	1,506,711
Total assets	$1,572,165	$1,596,490

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 19(d))	$5,766	$10,243
Accrued expenses (Note 16)	11,465	14,775
Current portion of long-term debt (Notes 11 and 17)	256,659	98,960
Current lease liabilities (Note 6)	1,172	982
Income taxes payable (Notes 2(r) and 18)	60	44
Current portion of contract liabilities (Notes 2(o) and 15)	2,889	—
Prepaid charter (Note 2(s))	7,276	467
Amount due to related parties (Note 19(c))	1,835	2,106
Total current liabilities	287,122	127,577

Long-term liabilities:
Long-term debt (Notes 2(p), 11 and 17)	648,075	857,829
Lease liabilities (Note 6)	97	1,144
Contract liabilities (Notes 2(o) and 15)	23,776	—
Deferred tax liabilities (Notes 2(r) and 18)	91	127
Deferred revenues (Note 2(e))	1,869	2,336
Total long-term liabilities	673,908	861,436
Total liabilities	961,030	989,013
Commitments and contingencies (Notes 2(t) and 20)
Series A Convertible Preferred Units (Notes 22 and 23)	84,308	84,308
Equity:
Partners’ capital:
Common unitholders: 34,045,081 units issued and outstanding at December 31, 2024 and 2023, respectively	513,603	510,013
Class B unitholders: 252,405 units issued and outstanding at December 31, 2024 and 2023, respectively	3,871	3,871
General partner interest: 640,278 units issued and outstanding at December 31, 2024 and 2023, respectively	9,353	9,285
Total partners’ capital	526,827	523,169
Total liabilities and equity	$1,572,165	$1,596,490

The accompanying notes are an integral part of these consolidated financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners’ Capital

For the Years Ended December 31, 2024, 2023 and 2022

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income	50,297	619	951	—	51,867	6,800
Conversion of Class B to common units (1)	5,238	(5,238)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,375)	(963)	(1,332)	—	(72,670)	(6,800)
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income	(40,368)	—	(760)	—	(41,128)	6,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(3,541)	—	(66)	—	(3,607)	(6,800)
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
Net income (loss)	7,131	—	134	—	7,265	6,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(3,541)	—	(66)	—	(3,607)	(6,800)
Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308
(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of December 31, 2021, 84,135 of the Class B Units had been converted to common units. As of December 31, 2022, 2023 and 2024, 420,675 of the Class B Units had been converted to common units.

The accompanying notes are an integral part of these consolidated financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024, 2023 and 2022

(U.S. Dollars in thousands)

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
OPERATING ACTIVITIES
Net income (loss) (1)	$14,065	$(34,328)	$58,667
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	111,817	110,902	107,419
Impairment	16,384	49,649	—
Amortization of contract intangibles / liabilities	(963)	(651)	(1,442)
Amortization of deferred revenue	(467)	(467)	—
Amortization of deferred debt issuance cost	2,221	2,503	2,692
Drydocking expenditure	(553)	(19,375)	(17,614)
Income tax (benefit)/expense	631	(4,595)	875
Income taxes paid	(41)	(665)	(422)
Unrealized (gain) loss on derivative instruments	8,720	9,200	(38,490)
Unrealized loss on foreign currency transactions	776	67	49
Gain from disposal of vessel	(703)	—	—
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(10,445)	1,650	723
Decrease (increase) in inventories	583	2,139	(2,163)
Decrease (increase) in other current assets	(4,371)	6,735	(9,689)
Decrease (increase) in accrued income	(4,817)	—	1,450
Increase (decrease) in trade accounts payable	(4,379)	5,867	251
Increase (decrease) in accrued expenses	(4,176)	4,125	3,528
Increase (decrease) prepaid charter	6,809	(1,504)	(4,682)
Increase (decrease) in amounts due to related parties	6,054	389	(210)
Net cash provided by operating activities	137,145	131,641	100,942

INVESTING ACTIVITIES
Additions to vessel and equipment	(945)	(2,779)	(3,309)
Proceeds from asset swap (net cash)	607
Net cash provided by (used in) investing activities	(338)	(2,779)	(35,514)

FINANCING ACTIVITIES
Proceeds from long-term debt	60,000	250,000	167,000
Repayment of long-term debt	(182,392)	(349,642)	(166,609)
Payment of debt issuance cost	(521)	(2,461)	(889)
Cash distributions	(10,407)	(10,407)	(79,470)
Net cash used in financing activities	(133,320)	(112,510)	(79,968)
Effect of exchange rate changes on cash	(475)	(10)	(174)
Net increase (decrease) in cash and cash equivalents	3,012	16,342	(14,714)
Cash and cash equivalents at the beginning of the period	63,921	47,579	62,293
Cash and cash equivalents at the end of the period	$66,933	$63,921	$47,579
(1)	Included in net income is interest paid amounting to $65.7 million, $69.3 million and $37.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

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

As of December 31, 2024, the Partnership had a fleet of eighteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Sabia, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen, the Synnøve Knutsen and the Tuva Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2025 and 2027. Please see Note 6—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

On September 3, 2024, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 31 AS, the company that owns the shuttle tanker Tuva Knutsen, from Knutsen NYK (the “Tuva Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker Dan Cisne, to Knutsen NYK (the “Dan Cisne Sale”). The acquisition of the Tuva Knutsen was accounted for as an acquisition of an asset. As a result of the Tuva Knutsen Acquisition, the Partnership has recorded the results of operations of the Tuva Knutsen in its consolidated statement of operations from September 3, 2024. See Note 24—Acquisitions. As a result of the Dan Cisne Sale, the Partnership has recorded the results of operations of the Dan Cisne in its consolidated statement of operations until September 3, 2024.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any debt or equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows, working capital requirements and ongoing obligations under the Partnership’s lease obligations and financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units assuming the Partnership is able to timely refinance its maturing credit facilities on similar terms as its existing facilities. Accordingly, as of March 27, 2025, the Partnership believes that its current resources are sufficient to meet working capital requirements and other cash requirements for its current business for at least the next twelve months. See Note 17—Long-Term Debt.

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

(d) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and impairment of Vessels, vessel market values, drydocking, purchase price allocation and income taxes.

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

In connection with the extensions of time charter contracts on the Tordis Knutsen, the Lena Knutsen and the Brasil Knutsen, there is a difference in the time charter recognized in revenue and the rental payment received from charter, thus there will be accrued income on the balance sheet.

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

The allowance for expected credit losses is the Partnership’s best estimate of the expected credit losses over the remaining lives of the assets. Expected credit losses are estimated using historical credit loss experience, relevant available information, from internal and external sources, relating to current conditions and reasonable and supportable forecasts of economic conditions impacting the collectability of the assets. There was no allowance for expected credit loss or amounts written off against the allowance as of December 31, 2024, 2023 and 2022.

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

The contract related intangible assets and liabilities and their amortization periods at acquisition dates are as follows:

Amortization
Intangible category	Period
Unfavorable contractual rights— Fortaleza Knutsen	12 years
Unfavorable contractual rights— Recife Knutsen	12 years
Unfavorable contractual rights— Tuva Knutsen	12 years

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

The unfavorable contractual rights for the time charter contract associated with Tuva Knutsen were obtained in connection with an acquisition in 2024 that had unfavorable contractual terms relative to market as of acquisition date. The Tuva Knutsen commenced on its 5 year time charter contract in February 2021, with options to declare additional terms for up to a total of 10 years. The unfavorable contract rights related to the Tuva Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in January 2036. Thus, the amortized values are different for the firm period and for the optional period.

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

(v) Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board (“FASB”) issued an amendment to the Accounting Standard Update (“ASU”) 2023-07 Segment Reporting (TOPIC 280): Improvements to Reportable Segment Disclosures. The update requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The FASB issued the ASU in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments.

The guidance requires a public entity to disclose for each reportable segment, on an interim and annual basis, the significant expense categories and amounts that are regularly provided to the chief operating decision-maker (“CODM”) and included in each reported measure of a segment’s profit or loss. The significant expense principle is consistent with the management approach public entities already applies for segment reporting. That is, entities are required to disclose information about significant segment expenses based on information that is regularly provided to the CODM, rather than prescribed expense categories.

The guidance is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update should be applied retrospectively to all periods presented in the financial statements. The new guidance did not materially impact the Partnership.

(w) New Accounting Standards Not Yet Adopted

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied either prospectively or retrospectively to all periods presented in the financial statements. The Partnership has not yet adopted this ASU and is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements and related disclosures.

The Partnership has reviewed all other recently issued accounting pronouncements and has not identified any new or amended standards that would have a material impact on the Partnership's current accounting policies.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with KNOT’s transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT Offshore Partners UK LLC (“KNOT UK”) its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This was accounted for as a capital contribution by KNOT to the Partnership.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”), which entitled KNOT to increasing percentages of the cash the Partnership distributed in excess of $0.43125 per unit per quarter.
(iii)	The Partnership issued 349,694 general partner units to the General Partner representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs were expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) were used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The remainder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

●	An Administrative Services Agreement with KNOT UK, pursuant to which:
●	KNOT UK agreed to provide to the Partnership administrative services; and
●	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);
●	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;
●	A Contribution and Sale Agreement with KNOT pursuant to which the Partnership acquired the entities that comprised its initial fleet;
●	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and
●	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:
●	To what extent the Partnership and KNOT may compete with each other;
●	The Partnership’s option to purchase the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT;

●	Certain rights of first offer on shuttle tankers operating under charters of five or more years;
●	The provision of certain indemnities to the Partnership by KNOT; and
●	KNOT’s guarantee of the payment of the hire rate under the original Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2024.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding Company
KNOT Shuttle Tankers AS	Norway	Holding Company
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers XII AS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
KNOT Shuttle Tankers 21 AS	Norway	Owner of the Dan Sabia
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen
Knutsen Shuttle Tankers 19 AS	Norway	Owner of the Raquel Knutsen
KNOT Shuttle Tankers 24 AS	Norway	Owner of the Tordis Knutsen
KNOT Shuttle Tankers 25 AS	Norway	Owner of the Vigdis Knutsen
KNOT Shuttle Tankers 26 AS	Norway	Owner of the Lena Knutsen
KNOT Shuttle Tankers 32 AS	Norway	Owner of the Brasil Knutsen
KNOT Shuttle Tankers 30 AS	Norway	Owner of the Anna Knutsen
KNOT Shuttle Tankers 34 AS	Norway	Owner of the Tove Knutsen
KNOT Shuttle Tankers 35 AS	Norway	Owner of the Synnøve Knutsen
KNOT Shuttle Tankers 31 AS	Norway	Owner of the Tuva Knutsen

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

As of December 31, 2024, all of the Partnership’s Vessel crews, which are employed through KOAS were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its trade receivables during the years ended December 31, 2024, 2023 and 2022.

The following table presents time charter and bareboat revenues and percentage of revenues for material customers that accounted for 10% and more of the Partnership’s revenues during the years ended December 31, 2024, 2023 and 2022. All of these customers are subsidiaries of major international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2024		2023		2022
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	$73,337	24%	$33,019	12%	$12,546	5%
Equinor ASA	53,297	17%	36,563	13%	24,828	9%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	42,238	14%	51,743	18%	45,975	17%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A.	41,235	13%	36,946	13%	37,571	14%
KNOT	28,008	9%	28,682	10%	19,220	7%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	24,127	8%	41,030	14%	25,352	9%
Eni Trading and Shipping S.p.A.	6,636	2%	—	—%	36,256	14%

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

The following table presents the Partnership’s revenues by time charter, bareboat charters and other revenues for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Time charter revenues (service element included)	$302,061	$246,670	$216,822
Bareboat revenues	4,854	30,414	45,975
Total time charter and bareboat revenues	306,915	277,084	262,797
Other revenues (voyage revenues, loss of hire insurance recoveries and other income)	11,684	13,632	5,788
Total revenues	$318,599	$290,716	$268,585

See Note 2(l)—Right-of-use assets and lease liabilities.

As of December 31, 2024, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including the service element of time charters, but excluding unexercised customer option periods and excluding any contracted revenues signed after December 31, 2024):

(U.S. Dollars in thousands)
2025	$316,989
2026	245,353
2027	156,374
2028	75,494
2029	42,007
2030 and thereafter	34,210
Total	$870,427

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

The Partnership’s fleet as of December 31, 2024 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract that expires in March 2026 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”);
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract that expires in August 2026 with Fronape International Company, a subsidiary of Transpetro;
●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract with Equinor that expires in March 2026, with options for the charterer to extend the charter by two further one-year periods;
●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter contract with Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), that expired in March 2025. In November 2021, the Partnership entered into a new time charter contract for the Windsor Knutsen with Equinor to commence in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods. The Partnership has agreed with Equinor to substitute the Brasil Knutsen for the Windsor Knutsen, with the time charter contract otherwise remaining unchanged. In September 2023, the Partnership signed a new time charter contract for the Windsor Knutsen with ExxonMobil to commence in May 2025. The new time charter contract is for a fixed period of two years;
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2026, with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Sinopec Brasil, S.A. (“Repsol”). Thereafter, the Carmen Knutsen will commence a new time charter with an oil major in first quarter of 2026 for a fixed period of four years plus a charterer’s option for one additional year;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a 30-days rolling time charter contract with Knutsen Shuttle Tankers Pool AS, which is due to expire in March 2025. On October 14, 2024 a time charter for the Hilda Knutsen was executed with Shell, which is due to commence in March 2025 for a fixed period of one year;

●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Eni Trade and Biofuels S.p.A. (“Eni”), that expires in December 2027, with options for the charterer to extend the charter by three one-year periods;
●	the Dan Sabia, a shuttle tanker built in 2012, The Dan Sabia was sold to KNOT on March 3, 2025 in an asset swap where the Partnerhsip acquired from KNOT the Live Knutsen;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 currently operating under a time charter contract with Eni that expires in October 2026, with options for the charterer to extend the charter by two one-year periods;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2025 with Repsol, with options for the charterer to extend the charter by one three-year period and one two-year period;
●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter with Shell that expires in July 2028, with options for the charterer to extend the charter by three one-year periods;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with Shell that was due to expire in March 2027. Pursuant to a contractual election by Shell in January 2025, the time charter is due to convert during or after July 2025 to a bareboat charter with an extended expiration date in 2030, with an option for the charterer to extend the charter for two years;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with Shell that expires in September 2028, with options for the charterer to extend the charter by three one-year periods;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Petrorio Luxembourg Holding S.A.R.L. which expires in or around July 2025, following exercise in January 2025 of charterer’s options for two months. The vessel will commence on a new time charter with Equinor in the third quarter of 2025 for a fixed period of two years, with options for the charterer to extend the charter by two one-year periods;
●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with TotalEnergies that expires in April 2026 with an option for the charterer to extend for a further one-year period. Thereafter, the Anna Knutsen will commence a new time charter with an oil major in June 2027 for a fixed period of one year plus a charterer’s option to extend the charter by three one-year periods;
●	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in November 2027 with Equinor, with multiple options to extend the charter until November 2040;
●	the Synnøve Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in February 2027 with Equinor, with multiple options to extend the charter until February 2042; and
●	the Tuva Knutsen, a shuttle tanker built in 2021 that is currently operating under a time charter that expires in February 2026 with TotalEnergies, with multiple options to extend the charter until February 2036. As part of the Tuva Knutsen Acquisition, KNOT has effectively guaranteed the hire rate for the Tuva Knutsen until September, 2031 on the same basis as if TotalEnergies had exercised its options through such date.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of December 31, 2024 and 2023, the right-of-use asset and lease liability for operating leases was $1.3 million and $2.1 million and are presented as separate line items on the balance sheets, respectively. The operating lease cost and corresponding cash flow effect for 2024 was $0.8 million. As of December 31, 2024, the weighted average discount rate for the operating leases for the portfolio excluding the Recife Knutsen and the Tuva Knutsen was 7.2% and was 7.6% for the Recife Knutsen and the Tuva Knutsen alone. The rate was determined using the expected incremental borrowing rate for a loan facility of similar term. As of December 31, 2024, the weighted average remaining lease terms are 1.1 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of December 31, 2024 is as follows:

(U.S. Dollars in thousands)
2025	$1,223
2026	98
2027	—
2028	—
2029 and thereafter	—
Total	1,321
Less imputed interest	52
Carrying value of operating lease liabilities	$1,269

7) Segment Information

The Partnership has one reportable segment: the shuttle tanker segment. The shuttle tanker segment generates revenues by charging customers for the hire of the Partnership’s vessels and for services related to the loading, transportation and discharge of their crude oil using the vessels in the fleet. The Partnership mainly provides all of these services under time charters and bareboat charters. As of December 31, 2024, the Partnership’s fleet consisted of eighteen vessels, and operated solely under time charters. As of December 31, 2023, the Partnership’s fleet consisted of eighteen vessels, and operated under time charters and bareboat charters. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s chief operating decision maker does not evaluate performance according to geographical region.

The following table presents time charter and bareboat revenues and percentages of revenues for material customers that accounted for more than 10% of the Partnership’s consolidated revenues during the years ended December 31, 2024, 2023 and 2022. All of these customers are subsidiaries of major national or international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2024		2023		2022
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	$73,337	24%	$33,019	12%	$12,546	5%
Equinor ASA	53,297	17%	36,563	13%	24,828	9%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	42,238	14%	51,743	18%	45,975	17%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A.	41,235	13%	36,946	13%	37,571	14%
KNOT	28,008	9%	28,682	10%	19,220	7%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	24,127	8%	41,030	14%	25,352	9%
Eni Trading and Shipping S.p.A.	6,636	2%	—	—%	36,256	14%

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

The accounting policies of the shuttle tanker segment are the same as those described in the summary of significant accounting policies.

The chief operating decision maker manages the business activities on a consolidated basis and assesses performance for the shuttle tanker segment based on operating income that also is reported on the Consolidated Statements of Operations. Although separate vessel financial information is available, the chief operating decision maker internally evaluates the performance of the

Partnership as a whole and not on basis of each vessel or charters. As a result, the Partnership has determined that it has one reportable segment. Consolidated expenses presented within the Consolidated Statements of Operations are considered to be significant expenses as they are important to the Partnership’s segment and regularly reported to the chief operating decision maker. The Partnership has not identified any other significant expense categories. The measure of segment assets is reported within the Consolidated Balance Sheets.

The chief operating decision maker uses operating income to evaluate performance and allocation of resources. In this industry, the nature of allocation of resources for new capital expenditure is typically not related to the existing vessels but would rather result in the acquisition or construction of a new shuttle tanker. Typically, such investment decisions are not made on a speculative basis but would occur when a specific long-term customer contract has already been negotiated. The ability to negotiate a contract with acceptable terms to justify such a major capital expenditure is dependent on the prevailing market conditions at the time of the negotiation rather than on historical indicators of operations. Much of the ongoing capital expenditure is driven by classification requirements and is to a large extent unavoidable.

The decisions related to resource allocation and the assessment of the operating results of the Partnership is the responsibility of the Board of Directors, top executives and the entity that has technical management of the vessels on time charters. The Partnership’s chief operating decision maker is as such the Board of Directors.

The Partnership does not have intra-entity sales or transfers.

For information about reported segment assets, segment revenue, significant segment expense categories and segment profit or loss, reference is made to the Consolidated Balance Sheets and Consolidated Statements of Operations.

8) Insurance Proceeds

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are recognized when the proceeds are received. As of December 31, 2024, the Partnership had open insurance claims for loss of hire and hull and machinery recoveries of $3.9 million and $0.0 million, respectively, which were recorded as part of Other current asset. As of December 31, 2023, the Partnership had open insurance claims for loss of hire and hull and machinery recoveries of $0.0 million and $0.1 million, respectively, which were recorded as part of Other current asset. See Note 12(b)—Other Current Asset.

As of December 31, 2022, loss of hire proceeds of $0.8 million related to the Vigdis Knutsen were recognized as a component of the total revenues, since day rates are recovered under the terms of the policy.

As of December 31, 2023, loss of hire proceeds of $2.8 million related to the Synnøve Knutsen, the Windsor Knutsen, the Lena Knutsen, and the Tove Knutsen were recognized as a component of the total revenues, since day rates are recovered under the terms of the policy.

As of December 31, 2024, loss of hire proceeds of $6.0 million related to the Brasil Knutsen and the Torill Knutsen were recognized as a component of total revenues, since day rates are recovered under the terms of the policy.

9) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest expense as reported in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Interest expense	$65,131	$69,567	$39,912
Amortization of debt issuance cost and fair value of debt assumed	2,221	2,503	2,692
Total interest expense	$67,352	$72,070	$42,604

(b) Other Finance Expense

The following table presents the components of other finance expense for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Bank fees, charges	$258	$554	$294
Guarantee costs	60	—	—
Commitment fees	40	35	334
Total other finance expense	$358	$589	$628

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

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has historically entered into interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark Secured Overnight Financing Rate (“SOFR”). These swaps change a portion of the Partnership’s total variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives SOFR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of December 31, 2024 and 2023, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $417.9 million and $426.5 million, respectively. As of December 31, 2024 and 2023, the carrying amount of the interest rate swap contracts was a net asset of $13.3 million and a net asset of $20.2 million, respectively. See Note 11—Fair Value Measurements.

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

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Realized gain (loss):
Interest rate swap contracts	$15,518	$14,648	$(2,478)
Foreign exchange forward contracts	—	(79)	(502)
Total realized gain (loss):	15,518	14,569	(2,980)
Unrealized gain (loss):
Interest rate swap contracts	(8,720)	(9,200)	38,490
Total unrealized gain (loss):	(8,720)	(9,200)	38,490
Total realized and unrealized gain (loss) on derivative instruments:	$6,798	$5,369	$35,510

11) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2024		December 31, 2023
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Recurring:
Financial assets:
Cash and cash equivalents	$66,933	$66,933	$63,921	$63,921
Current derivative assets:
Interest rate swap contracts	8,112	8,112	13,019	13,019
Non-current derivative assets:
Interest rate swap contracts	5,189	5,189	7,229	7,229
Financial liabilities:
Non-current derivative liabilities:
Long-term debt, current and non-current	$909,653	$887,192	$963,005	$941,647

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $4.9 million and $6.2 million as of December 31, 2024 and 2023, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2024 and 2023 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2024 and 2023 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 1.0 years and 2.0 years, as of December 31, 2024 and 2023, respectively), (2) the notional amount of the swap contract (ranging from $13.8 million to $27.9 million as of December 31, 2024 and ranging from $2.6 million to $30.7 million as of December 31, 2023), discount rates interpolated based on relevant SOFR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 0.71% to 2.90% for the contracts as of December 31, 2024 and 2023).
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2024 and December 31, 2023:

		Fair Value Measurements
		at Reporting Date Using
		Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	31, 2024	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$66,933	$66,933	$—	$—
Current derivative assets:
Interest rate swap contracts	8,112	—	8,112	—
Non-current derivative assets:
Interest rate swap contracts	5,189	—	5,189	—
Financial liabilities:
Non-current derivative liabilities:
Long-term debt, current and non-current	$909,653	$—	$887,192	$—

		Fair Value Measurements
		at Reporting Date Using
		Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	31, 2023	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$63,921	$63,921	$—	$—
Current derivative assets:
Interest rate swap contracts	13,019	—	13,019	—
Non-current derivative assets:
Interest rate swap contracts	7,229	—	7,229	—
Financial liabilities:
Non-current derivative liabilities:
Long-term debt, current and non-current	$963,005	$—	$941,647	$—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of December 31, 2024 and December 31, 2023.

12) Trade Accounts Receivable and Other Current Assets

(a) Trade Accounts Receivable

Trade accounts receivable are presented as part of Other current assets, see Note 12(b)—Other Current Assets. Trade accounts receivable are presented net of provisions for expected credit loss. As of December 31, 2024 and 2023, there was no provision for expected credit loss.

(b) Other Current Assets

Other current assets consist of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2024	2023
Trade receivables	$6,251	$4,882
Trade receivables due from KNOT and affiliates (refer to Note 19 (d))	804	—
Insurance claims for recoveries (refer to Note 8)	3,877	124
Refund of value added tax	1,337	1,254
Prepaid expenses	1,505	1,568
Other receivables	1,019	967
Total other current assets	$14,793	$8,795

13) Inventory

The following table presents the inventory as of December 31, 2024 and December 31, 2023:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2024	2023
Lubricating oil	$3,304	$2,995
Bunkers	—	701
Total inventory	$3,304	$3,696

14) Vessels and Equipment

	Vessels &	Accumulated	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	impairment	Net Vessels
Vessels, December 31, 2022	$2,388,615	$(727,814)	$(29,421)	$1,631,380
Additions	2,794	—	—	2,794
Drydock costs	19,375	—	—	19,375
Disposals	(12,350)	12,350	—	—
Depreciation and impairment for the period (3)	—	(110,902)	(49,649)	(160,551)
Vessels, December 31, 2023	$2,398,434	$(826,366)	$(79,070)	$1,492,998
Additions (1)	126,106	—	—	126,106
Drydock costs	553	—	—	553
Disposals (2)	(103,537)	43,973	30,300	(29,264)
Depreciation and impairment for the period (3)	—	(111,817)	(16,384)	(128,201)
Vessels, December 31, 2024	$2,421,556	$(894,210)	$(65,154)	$1,462,192

As of December 31, 2024 and 2023, Vessels with a book value of $1.462 million and $1.493 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 17—Long-Term Debt.

(1)	On September 3, 2024 the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 31 AS, the company that owns and operates the Tuva Knutsen. This acquisition was accounted for as an acquisition of assets. See Note 24—Acquisitions.
(2)	On September 3, 2024 the Partnership sold to KNOT its 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne. This sales transaction was part of an asset swap. See footnote (1) above and see Note 19 (a)—Related Parties.
(3)	The carrying values of the Dan Sabia and the Dan Cisne were written down to their estimated fair values as of June 30, 2024 and 2023. See Note 21—Impairment of Long - Lived Assets.

Drydocking activity for the years ended December 31, 2024 and 2023 is summarized as follows:

(U.S. Dollars in thousands)	At December 31, 2024	At December 31, 2023
Balance at the beginning of the year	$40,587	$24,595
Costs incurred for drydocking	553	19,375
Costs re-allocated to drydocking due to change of contract	2,039	7,849
Costs allocated to drydocking as part of acquisition of asset	910	—
Drydock amortization as part of sale of asset	(1,490)	—
Drydock amortization	(13,938)	(11,232)
Balance at period end	$28,661	$40,587

15)  Contract Liabilities

Contract Liabilities

The unfavorable contractual rights for charters associated with Fortaleza Knutsen and Recife Knutsen were obtained in connection with a step acquisition in 2008 that had unfavorable contractual terms relative to market as of the axquisition date. The Fortaleza Knutsen and the Recife Knutsen commenced on their 12 years’ fixed bareboat charters in March 2011 and August 2011, respectively. The unfavorable contract rights related to Fortaleza Knutsen and Recife Knutsen are amortized to bareboat revenues on straight-line basis over the 12 years’ contract period that expired in March 2023 and Augst 2023, respectively.

The unfavorable contractual rights for the time charter contract associated with Tuva Knutsen were obtained in connection with the acquisition in 2024 that had unfavorable contractual terms relative to market as of the acquisition date. The Tuva Knutsen commenced on its 5 year time charter in February 2021, with options to declare additional terms for up to a total of 10 years. The unfavorable contract rights related to the Tuva Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in January 2036. Thus, the amortized values are different for the firm period and for the optional period.

	Unfavourable	Unfavourable	Unfavourable
	contract rights	contract rights	contract rights	Total
	Fortaleza	Recife	Tuva	Contract
(U.S. Dollars in thousands)	Knutsen	Knutsen	Knutsen	liabilities
Contract liabilities, December 31, 2022	$(174)	$(477)	$—	$(651)
Additions	—	—	—	—
Amortization for the year	174	477	—	651
Contract liabilities, December 31, 2023	$—	$—	$—	$—
Additions (refer to Note 24)	—	—	(27,628)	(27,628)
Amortization for the year	—	—	963	963
Contract liabilities, December 31, 2024	$—	$—	$(26,665)	$(26,665)

The following table presents the Partnership’s outstanding contract liabilities as of December 31, 2024.

(U.S. Dollars in thousands)
2025	$(2,889)
2026	(2,889)
2027	(2,889)
2028	(2,889)
2029 and thereafter	(15,109)
Total	$(26,665)

Accumulated amortization for contract liabilities was $23.8 million and $18.3 million as of December 31, 2024 and 2023, respectively.

16) Accrued expenses

The following table presents accrued expenses as of December 31, 2024 and December 31, 2023:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2024	2023
Operating expenses	$3,629	$3,025
Interest expenses	4,936	5,032
Other expenses	2,900	6,718
Total accrued expenses	$11,465	$14,775

17) Long-Term Debt

Long-term debt as of December 31, 2024 and 2023, consisted of the following:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2024	2023
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$263,438	$288,534
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	186,792	222,264
Hilda loan facility	Hilda Knutsen	56,250	60,000
$172.5 million loan facility	Dan Sabia	—	10,370
$192.1 million loan facility	Tove Kuntsen, Synnøve Knutsen	144,597	153,702
$69 million Tuva loan facility	Tuva Knutsen	67,744	—
$25 million revolving credit facility with NTT		1,500	25,000
$25 million revolving credit facility with Shinsei		25,000	25,000
Raquel Sale & Leaseback	Raquel Knutsen	73,653	79,070
Torill Sale & Leaseback	Torill Knutsen	90,679	99,065
Total long-term debt		$909,653	$963,005
Less: current installments		258,739	101,010
Less: unamortized deferred loan issuance costs		2,080	2,050
Current portion of long-term debt		256,659	98,960
Amounts due after one year		650,914	861,995
Less: unamortized deferred loan issuance costs		2,839	4,166
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$648,075	$857,829

The Partnership’s outstanding debt of $909.7 million as of December 31, 2024 is repayable as follows :

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
2025	$14,399	$81,257	$163,083	$258,739
2026	15,060	64,272	219,521	298,853
2027	15,751	31,525	93,598	140,874
2028	16,520	13,241	78,824	108,585
2029	17,232	—	—	17,232
2030 and thereafter	85,370	—	—	85,370
Total	$164,332	$190,295	$555,026	$909,653

As of December 31, 2024, the interest rates on the Partnership’s loan agreements were SOFR plus a fixed margin ranging from 2.0% to 2.5%, except for the Dan Sabia Facility that bore interest based on LIBOR until it was fully repaid in January 2024.

As shown on the balance sheet at December 31, 2024 and as disclosed in the table above, the Partnership has significant debt coming due within one year, of which approximately $163.1 million relates to balloon repayments on certain facilities as described further below. The Partnership has commenced discussions and negotiations with its lending group and other institutions and advisors concerning the refinancing of all of its credit facilities that mature in 2025. However, if the Partnership is not able to secure the refinancing of this debt, there will be insufficient liquid funds necessary to repay the debt at maturity.

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

The $345 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain Liquidity equal to or greater than $250,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2024, the borrowers and the guarantors were in compliance with all covenants under this facility.

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

The $240 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain liquidity equal to or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $240 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 130% of the outstanding balance under the $240 Million Loan Facility (or less than 166% after June 2, 2027), upon a total loss or sale of a vessel and customary events of default. As of December 31, 2024, the borrowers and the guarantors are in compliance with all covenants under this facility.

$100 Million Hilda Loan Facility

In May 2017, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $100 million senior secured term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited (the “$100 Million Hilda Facility”). The $100 Million Hilda Facility was repayable in 28 consecutive quarterly installments with a final payment due at maturity of $58.5 million, which included the balloon payment and last quarterly installment.

On April 5, 2024, the Partnership entered into a new three-year $60 million senior secured term loan facility with DNB (the “$60 Million Hilda Loan Facility”) as described below. The $100 Million Hilda Loan Facility was repaid in May 2024.

$60 Million Hilda Loan Facility

In May 2024, the Partnership’s subsidiary, Knutsen Shuttle Tankers 14 AS, which owns the vessel Hilda Knutsen, entered into a new $60 million senior secured term loan facility with DNB (the “$60 Million Hilda Facility”). The $60 Million Hilda Facility is repayable in 12 consecutive quarterly installments with a final payment due at maturity of $39.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.25%. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The facility matures in March 2027.

The $60 Million Hilda Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $60 Million Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 135% of the outstanding loan under the $60 Million Hilda Facility, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2024, the borrower and the guarantors were in compliance with all covenants under this facility.

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

The $192.1 Million Secured Loan Facility contains the following financial covenants:

●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;

●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $192.1 Million Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of either of the vessels falls below 110% of the outstanding loan, upon total loss or sale of the vessels and customary events of default. As of December 31, 2024, the borrower and the guarantors were in compliance with all covenants under this facility.

$69 Million Tuva Loan Facility

On January 15, 2021, KNOT Shuttle Tankers 31 AS, the subsidiary owning the Tuve Knutsen, as borrower, entered into a $88 million term loan facility with Nordea Bank ABP (the “$69 Million Tuva Loan Facility”). The $69 Million Tuva Loan Facility became one of the Partnership’s debt obligations upon closing of the Tuva Knutsen Acquisition on September 3, 2024. The $69 Million Tuva Loan Facility is repayable in quarterly installments with a final payment due at maturity of $57.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.16%. In connection with the Tuva Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Tuva Knutsen. The facility matures in January 2027.

The $69 Million Tuva Loan Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $69 Million Tuva Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Tuva Knutsen falls below 125% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2024, the borrower and the guarantors were in compliance with the covenants under this facility.

Revolving Credit Facilities

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The facility will mature in August 2025, bears interest at a rate per annum equal to SOFR plus a margin of 2.23% and has a commitment fee of 0.5% on any undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation.

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

18) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable in Norway for the years ended December 31, 2024, 2023 and 2022. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation. Under the tonnage tax regime, tax is payable based on the tonnage of the vessel, not on operating income, and is included within operating expenses. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate of 22% and is recorded as an income tax expense. The amount of tonnage tax included in operating expenses for each of the years ended December 31, 2024, 2023 and 2022 was $0.2 million, $0.2 million and $0.2 million respectively. See Note 2(r)—Income Taxes. The activities taxable in the UK relate to KNOT UK and are based on the operating income for the entity.

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Current tax benefit (expense)	$(606)	$4,598	$(878)
Deferred tax benefit (expense)	(25)	(3)	3
Income tax benefit (expense)	$(631)	$4,595	$(875)

(b) Taxation

Income taxes attributable to income from continuing operations was an income tax expense of $631,000 for the year ended December 31, 2024, an income tax benefit of $4,595,000 for the year ended December 31, 2023 and an income tax expense of $875,000 for the year ended December 31, 2022. These differed from the amounts computed by applying the tax rates in Norway (22% of the tonnage tax) and the UK (19% until April 2023 and 25% thereafter, each as applied to pretax net income) for the years ended December 31, 2024, 2023 and 2022 respectively, as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Income tax benefit (expense) within Norwegian tonnage tax regime	$(594)	$4,610	$(866)
Income tax benefit (expense) within UK	(37)	(15)	(9)
Income tax benefit (expense)	$(631)	$4,595	$(875)
Effective tax rate	(4)%	(12)%	(1)%

(c) Components of Deferred Tax Assets and Liabilities

The tax effects, relating to the Norwegian tonnage tax regime, of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2024	2023
Deferred tax assets:
Financial loss carry forwards for tonnage tax	$19,341	$24,671
Valuation allowance	(16,015)	(20,313)
Deferred tax liabilities:
Entrance tax	(91)	(127)
Total net deferred tax assets (liabilities)	$3,235	$4,231

The net deferred tax assets (liabilities) is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2024	2023
Non-current deferred tax assets	3,326	4,358
Non-current deferred tax liabilities	(91)	(127)
Total net deferred tax assets (liabilities)	$3,235	$4,231

Changes in the net deferred tax assets (liabilities) at December 31, 2024 and 2023 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2024	2023
Total net deferred tax assets (liabilities) at January 1,	$4,231	$(424)
Change in temporary differences	(1,009)	4,643
Translation differences	13	12
Total net deferred tax assets (liabilities) at December 31,	$3,235	$4,231

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $16.0 million and $20.3 million as of December 31, 2024 and 2023, respectively. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. In September 2023, KNOT Shuttle Tankers 12 AS and KNOT Shuttle Tankers AS were merged. After the merger, the financial loss carry forwards in KNOT Shuttle Tankers 12 AS were transferred to the acquiring entity, KNOT Shuttle Tankers AS.

KNOT Shuttle Tankers AS has taxable income, and the Partnership has determined it is more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. As of December 31, 2024, the Partnership has determined that $3.2 million of the deferred tax assets are more likely than not to be realized.

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. At December 31, 2023 the entrance tax had declined to approximately $0.16 million due to paid entrance tax, change in tax rate and translation effects. As of December 31, 2024, the entrance tax had declined to approximately $0.11 million due to paid entrance tax and translation effects. The taxes payable are calculated based on the Norwegian corporate tax rate of 22% for 2024 and 2023, and the deferred tax liabilities are also calculated based on a tax rate of 22% effective for 2024 and 2023. Income tax expense within the UK of $37,000 and $14,750 for 2024 and 2023, respectively, was calculated by multiplying the tax basis with the UK tax rate of 25% and 25% in 2024 and 2023, respectively.

As of December 31, 2024, the total income taxes payable are estimated to be $0.06 million and consist primarily of net financial income and expense taxable in Norway at the normal corporate income tax rate, payable Norwegian entrance tax and ordinary UK corporation tax. As of December 31, 2023, the total income taxes payable are estimated to be $0.04 million and consist primarily of net financial income and expense taxable in Norway at the normal corporate income tax rate, payable Norwegian entrance tax and ordinary UK corporation tax.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years. The Partnership had no unrecognized tax benefits as of December 31, 2024 and 2023. During the years ended December 31, 2024 and 2023, the Partnership did not incur any interest or penalties on its tax returns.

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

The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$28,008	$28,682	$14,531
Gain from disposal of vessel (2)	703	—	—
Operating expenses:
Vessel operating expenses (3)	19,028	16,507	15,828
Voyage expenses and commissions (4)	15	70	59
Technical and operational management fee from KNOT to Vessels (5)	12,490	10,461	9,265
Operating expenses from other related parties (6)	1,730	801	799
General and administrative expenses:
Administration fee from KNOT Management (7)	1,264	1,189	1,356
Administration fee from KOAS (7)	826	631	699
Administration fee from KOAS UK (7)	68	71	76
Administration and management fee from KNOT (8)	26	64	59
Total income (expenses)	$(6,736)	$(1,112)	$(13,610)

	At December 31,	At December 31,	At December 31,
(U.S. Dollars in thousands)	2024	2023	2022
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (9)	$10	$135	$156
Drydocking supervision fee from KOAS (9)	—	(77)	96
Equipment purchased from Knutsen Ballast Water AS (10)	70	577	1,148
Total	$80	$635	$1,400
(1)	Time charter income from KNOT: The Bodil Knutsen has operated under a time charter with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, since the second quarter of 2021. The Hilda Knutsen commenced a time charter with Knutsen Shuttle Tankers Pool AS in the third quarter of 2022. The Torill Knutsen commenced a time charter with Knutsen Shuttle Tankers Pool AS in the first quarter of 2023. The Ingrid Knutsen commenced a time charter with Knutsen Shuttle Tankers Pool AS in the second quarter of 2024. The Dan Cisne commenced a time charter with Knutsen Shuttle Tankers Pool AS in the second quarter of 2024.
(2)	Gain from disposal of vessel: On September 3, 2024, the Partnership acquired from KNOT the Tuva Knutsen, and simultaneously the Partnership sold to KNOT the Dan Cisne. The purchase price for the Tuva Knutsen Acquisition was $97.5 million less $69.0 million of outstanding debt plus $0.4 million of capitalized fees related to the credit facility secured by the Tuva Knutsen. The sale price for the Dan Cisne Sale was $30 million. These purchase and sale prices resulted in a net payment of $1.1 million paid by KNOT to the Partnership on September 3, 2024 in addition to customary adjustments relating to working capital related to the Tuva Knutsen and the Dan Cisne. See Note 24—Acquisitions.

(3)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(4)	Voyage expenses and commissions: As of December 31, 2024 and 2023, the Ingrid Knutsen and the Torill Knutsen had completed spot voyages where Knutsen Shuttle Tankers Pool AS has earned a 1.25% commission. As of December 31, 2022 the Windsor Knutsen and the Torill Knutsen had completed spot voyages where Knutsen Shuttle Tankers Pool AS has earned a 1.25% commission.
(5)	Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(6)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to Eastern European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per such crew member onboard a vessel. Level Power & Automation AS, a company that provides the Partnership’s vessels with equipment and inspection services, is owned by Level Group AS, where Trygve Seglem, his family and members of TSSI management have significant influence.
(7)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff on a time-spent basis as well as other general and administration expenses. Some services are also provided by KOAS and KOAS UK. Net costs are total administration cost plus a 5% margin. As such, the level of administration costs charged to the Partnership can vary from year to year based on the administration and financing services provided each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of statutory financial statements.
(8)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(9)	Drydocking supervision fee from KNOT Management, KNOT Management Denmark and KOAS: KNOT Management, KNOT Management Denmark and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.
(10)	Equipment purchased from Knutsen Ballast Water AS: As part of the scheduled drydocking of the Carmen Knutsen that commenced in the fourth quarter of 2022 until the first quarter of 2023, a ballast water treatment system was installed on the vessel. As part of the scheduled drydocking of the Torill Knutsen in the fourth quarter of 2023, a ballast water treatment system was installed on the vessel. As of December 31, 2023, parts of the system had been purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $0.58 million. During the scheduled drydocking of the Windsor Knutsen in 2022, a ballast water treatment system was installed on the vessel. As of December 31, 2022, parts of the systems installed on the Windsor Knutsen and the Carmen Knutsen had been purchased from Knutsen Ballast Water AS for $1.15 million.

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

(c) Amounts Due from and Due to Related Parties

Balances with related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2024	2023
Balance Sheet:
Trading balances due from KOAS	$427	$—
Trading balances due from KNOT and affiliates	1,803	348
Amount due from related parties	$2,230	$348
Trading balances due to KOAS	$1,339	$1,696
Trading balances due to KNOT and affiliates	496	410
Amount due to related parties	$1,835	$2,106

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

(d) Trade accounts payable and other current assets

Trade accounts payable to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2024	2023
Balance Sheet:
Trading balances due to KOAS	$1,394	$1,158
Trading balances due to KNOT and affiliates	1,379	2,045
Trade accounts payables to related parties	$2,773	$3,203

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2024	2023
Balance Sheet:
Trade receivables due from KNOT and affiliates (refer to Note 19 (b))	$804	$—
Other trading balances due from KOAS	521	376
Other current assets from related parties	$1,325	$376

(e) Acquisitions from KNOT

On September 3, 2024, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 31 AS, the company that owns and operates the Tuva Knutsen. This acquisition was accounted for as an acquisition of assets.

The board of directors of the Partnership (the “Board”) and the Conflicts Committee of the Board approved the purchase price for the transaction described above. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Tuva Knutsen Acquisition. See Note 24—Acquisitions.

(f) Sale of Vessel to KNOT

On September 3, 2024, the Partnership sold its 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne, to KNOT in an asset swap where the Partnership acquired from KNOT the Tuva Knutsen as described in footnote (e) above. The sales price of the Dan Cisne was $30 million and the sales transaction resulted in a net gain of $0.7 million.

The Board and the Conflicts Committee of the Board approved the sales price for the transaction described above. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Dan Cisne Sale.

The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Sales related costs of $0.03 million as of September 3, 2024, were deducted from the net gain of disposal of the Dan Cisne.

20) Commitments and Contingencies

Assets Pledged

As of December 31, 2024 and 2023, Vessels with a book value of $1.462 million and $1.493 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments, Note 14—Vessels and Equipment and Note 17—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claims was recorded for the years ended December 31, 2024, 2023 and 2022.

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

This exercise in the second quarters of 2024 resulted in impairments in respect of both the Dan Cisne and the Dan Sabia principally due to their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment. The carrying value of the Dan Cisne and the Dan Sabia were written down to their estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels, possible sale of the two vessels and discount rates. The Partnership’s consolidated statement of operations for the year ended December 31, 2024, includes a $5.8 million impairment charge related to the Dan Cisne and a $10.6 million impairment charge related to the Dan Sabia. The impairment of the Dan Cisne and the Dan Sabia is included in the Partnership’s only segment, the shuttle tanker segment.

This exercise in respect of the second quarter of 2023 resulted in impairments in respect of both the Dan Cisne and the Dan Sabia principally due to their charter contracts moving closer to expiration without being renewed, their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels, possible sale of the two vessels and discount rates. The Partnership’s consolidated statement of operations for year ended December 31, 2023, includes a $24.5 million impairment charge related to the Dan Cisne and $25.2 million impairment charge related to the Dan Sabia.

22) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except per unit data)	2024	2023	2022
Net income (loss)	$14,065	$(34,328)	$58,667
Less: Series A Preferred unitholders’ interest in net income (loss)	6,800	6,800	6,800
Net income (loss) attributable to the unitholders of KNOT Offshore Partners LP	7,265	(41,128)	51,867
Less: Distributions (2)	3,607	3,607	55,404
Under (over) distributed earnings	3,658	(44,735)	(3,537)
Under (over) distributed earnings attributable to:
Common unitholders	3,591	(43,909)	(3,430)
Class B unitholders (3)	—	—	(42)
General Partner	67	(826)	(65)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	34,045	34,045	33,882
Class B unitholders	252	252	416
General Partner	640	640	640
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	38,399	38,430	37,919
Class B unitholders	252	252	416
General Partner	640	640	640
Earnings per unit (basic):
Common unitholders	$0.21	$(1.19)	$1.48
Class B unitholders (3)	—	—	1.48
General Partner	0.21	(1.19)	1.48
Earnings per unit (diluted):
Common unitholders (4)	$0.21	$(1.19)	$1.48
Class B unitholders (3)	—	—	1.48
General Partner	0.21	(1.19)	1.48
Cash distributions declared and paid in the period per unit (5)	$0.10	$0.10	$2.08
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.03	$0.03	$0.03
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s agreement of limited partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date.
(3)	When the distribution target is not met, there is no allocation of net income (loss) to Class B units.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the year ended December 31, 2024, 2023 and 2022 does not reflect any potential common units relating to the Series A Preferred Units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

The Partnership’s Series A Convertible Preferred Units (the “Series A Preferred Units”) rank senior to the common units and Class B Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the Board.

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

As of December 31, 2024, 71.4% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 24,293,458 common units) and 28.4% of such units were held directly by KNOT (in the form of 9,661,255 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.83% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of December 31, 2023, KNOT also held 208,333 Series A Preferred Units and 252,405 Class B Units.

Earnings per unit—basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 252,405 Class B Units as of December 31, 2024. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

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

23) Unit Activity

The following table shows the number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2022 until December 31, 2024:

				Convertible
			General Partner	Preferred
(in units)	Common Units	Class B Units	Units	Units
December 31, 2022	34,045,081	252,405	640,278	3,541,666
December 31, 2023	34,045,081	252,405	640,278	3,541,666
December 31, 2024	34,045,081	252,405	640,278	3,541,666

24) Acquisitions

On September 3, 2024, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 31 AS (“KNOT 31”), the company that owns and operates the Tuva Knutsen. The purchase price for the vessel was $97.5 million, less $69.0 million of outstanding indebtedness related to the Tuva Knutsen plus approximately $0.4 million for certain capitalized fees related to the financing of the Tuva Knutsen and plus customary working capital purchase price adjustments of $2.7 million.

On July 1, 2022, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 35 AS (“KNOT 35”), the company that owns and operates the Synnøve Knutsen. The purchase price for the vessel was $119.0 million, less $87.7 million of outstanding indebtedness related to the Synnøve Knutsen plus approximately $0.6 million for certain capitalized fees related to the financing of the Synnøve Knutsen and plus customary working capital purchase price adjustments of $5.9 million.

The board of directors of the Partnership and the Conflicts Committee approved the purchase price for the transactions. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs of $0.03 million as of September 3, 2024, were capitalized as a component of the assets acquired. Acquisition related costs of $0.04 million as of July 1, 2022, were capitalized as a component of the assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The details of the transaction are as follows:

	Final	Final
	Tuva Knutsen	Synnøve Knutsen
	September 3,	July 1,
(U.S. Dollars in thousands)	2024	2022
Purchase consideration (1)	$31,557	$37,907
Less: Fair value of net assets acquired:
Vessels and equipment (2)	125,161	119,119
Cash	1,782	5,702
Inventories	285	291
Derivatives assets	1,773	958
Others current assets	1,101	211
Amounts due from related parties	—	53
Long-term debt	(69,038)	(87,661)
Deferred debt issuance	404	592
Trade accounts payable	(249)	(160)
Accrued expenses	(1,419)	(694)
Amounts due to related parties	(615)	(503)
Contract liabilities: Unfavourable contract rights (refer to Note 15 (b))	(27,628)	(1)
Subtotal	31,557	37,907
Difference between the purchase price and fair value of net assets acquired	$—	$—
(1)	The purchase consideration comprises the following:

	Final	Final
	Tuva Knutsen	Synnøve Knutsen
	September 3,	July 1,
(U.S. Dollars in thousands)	2024	2022
Cash consideration paid to KNOT (from KNOP)	$—	$31,931
Cash consideration paid to KNOP (from KNOT)	(1,135)	—
Asset swap (sale of the Dan Cisne)	30,000	—
Purchase price adjustments	2,659	5,937
Acquisition-related costs	33	39
Purchase price	$31,557	$37,907
(2)	Vessel and equipment includes allocation to drydocking (in thousands) of $910 and $2,133 related to the Tuva Knutsen and the Synnøve Knutsen, respectively.

25) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through March 27, 2025, the date at which the audited consolidated financial statements were issued, and determined that there are no other items to disclose, except as follows:

On January 8, 2025, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended December 31, 2024, which was paid on February 6, 2025, to all common unitholders of record on January 27, 2025. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2024 in an aggregate amount of $1.7 million.

In January 2025, the final insurance claim payment was received in respect of repair work and loss of hire for the Torill Knutsen, which had arisen from the breakage of a generator rotor in January 2024.

On January 21, 2025, Petrorio exercised its option to extend the contract of the Brasil Knutsen for two periods of 30 days from May 1, 2025 and redelivery will be July 1, 2025. The vessel will commence on a new time charter with Equinor in the third quarter of 2025 for a fixed period of two years, with options for the charterer to extend the charter by two further one -year periods.

On January 24, 2025, Shell exercised its option to switch from time charter on the Vigdis Knutsen to bareboat charter. This change will take effect during or after July 2025. At the same time, the fixed duration of this charter was extended from 2027 to 2030, with the further addition one charterer’s option for two years.

On March 3, 2025, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired from KNOT, KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker Live Knutsen (the “Live Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker Dan Sabia, to KNOT (the “Dan Sabia Sale”). The purchase price for the Live Knutsen Acquisition was $100 million, less $73.4 million of outstanding indebtedness under the Live Loan Facility plus capitalized fees of $0.4 million. The sale price for the Dan Sabia Sale was $25.75 million and there was no related debt. The combination of the Live Knutsen Acquisition and the Dan Sabia Sale was settled by a net cash payment from KNOT Shuttle Tankers AS to KNOT of $1.2 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap are due to be made following the closing. KNOT Shuttle Tankers 27 AS, as borrower, had entered into a senior secured term loan facility on October 14, 2021 with SMBC Bank EU AG and others, the initial amount of which was $89.6 million. Following repayment of the quarterly installments due prior to March 3, 2025, the outstanding amount of this facility had been reduced to $73.4 million. In connection with the acquisition of KNOT Shuttle Tankers 27 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of this facility (the “Live Loan Facility). The Live Loan Facility is repayable in quarterly installments with a final payment due at maturity of $65.9 million. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.01% including a Credit Adjustment Spread. The facility is secured by a mortgage on the Live Knutsen. The facility matures in October 2026.

The Live Knutsen is operating in Brazil on a charter contract with Galp Sinopec, for which the current fixed period expires in November 2026, and for which the charterer holds options for a further 6 years. As part of the Live Knutsen Acquisition, KNOT has agreed that if at any time until the end of the first option period (currently scheduled for November 2029) the Live Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the Galp Sinopec charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the Galp Sinopec charter; provided, however, that in the event that for any period during such period the Live Knutsen is chartered under a charter other than the Galp Sinopec charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Galp Sinopec charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Live Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Live Knutsen until November 2029 on the same basis as if Galp Sinopec had exercised its options through such date.

On March 23, 2025, the Hilda Knutsen began operating under a time charter with Shell for a fixed period of one year.