Form 20-F
period 2025-12-31
KNOT Offshore Partners LP
filed 2026-04-17
CIK 1564180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

33,660,342 common units representing limited partner interests

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F for the year ended December 31, 2025 (this “Annual Report”) contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this Annual Report and include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	the ability of Knutsen NYK Offshore Tankers AS (“KNOT”) and KNOT Offshore Partners LP (“KNOT Offshore Partners”) to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units representing limited partner interests (“Class B Units”) and Series A Convertible Preferred Units (“Series A Preferred Units”), the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;
●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	termination dates and extensions of charters;
●	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East and Venezuela;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;

●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market; and
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations.

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

D. Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common units. These material risks include, but are not limited to, those relating to:

●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to continue to pay distributions on our common units.
●	The amount of our quarterly cash distribution may impact our ability to raise capital.
●	Our cash distribution policy may adversely affect our ability to grow and to meet our financial needs.
●	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may result in less cash available to unitholders.
●	The required drydocking of our vessels could be more expensive and time consuming than we anticipate.
●	We may be unable to re-charter our vessels upon termination or expiration of their existing charters.
●	If capital expenditures are financed through cash from operations, our ability to make cash distributions may be diminished, or our financial leverage could increase.
●	If capital expenditures or debt repayments are financed by issuing securities, our unitholders may be diluted.
●	Our debt levels may limit our flexibility in obtaining additional financing, refinancing our credit facilities upon maturity, redeeming our Series A Preferred Units, pursuing other business opportunities or paying distributions.
●	Our financing agreements contain operating and financial restrictions.
●	Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.
●	We may fail to consummate or integrate acquisitions in a timely and cost-effective manner.
●	Our charters are subject to early termination under certain circumstances.
●	We may experience operational problems with vessels that reduce revenue and increase costs.
●	We currently derive all of our time charter and bareboat revenues from 13 customers.
●	We depend on subsidiaries of KNOT to assist us in operating our businesses and chartering certain of our vessels.
●	Our growth depends on continued growth in demand for shuttle tanker transportation services.
●	Persistent low oil prices may adversely affect our growth prospects and results of operations.
●	Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.
●	Adverse conditions in the global economy or financial markets may impair our customers’ and suppliers’ ability to pay for our services.
●	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we face substantial competition.
●	An increase in the global supply of shuttle tanker capacity without a commensurate increase in demand may have an adverse effect on hire rates and the values of our vessels.
●	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.
●	The value of our vessels may decline, which could adversely affect our operating results.
●	Climate change concerns and greenhouse gas restrictions may adversely impact our operations and markets.
●	Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation.
●	Our international operations expose us to political, governmental and economic instability.
●	Marine transportation is inherently risky, particularly in the extreme conditions in which our vessels operate. We could experience an incident involving loss of product or environmental contamination.
●	Our insurance may not be sufficient to cover losses.
●	Acts of piracy on ocean-going vessels may affect us.
●	Vessels transporting oil are subject to substantial environmental and other regulations.
●	We are exposed to currency exchange rate fluctuations.
●	Many seafaring employees are covered by collective bargaining agreements.
●	KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.
●	Outbreaks of epidemics and pandemics may adversely affect our business.

●	Maritime claimants could arrest our vessels, which could interrupt our cash flow.
●	Lack of diversification and adverse developments in the shuttle tanker market or the conventional oil tanker market would negatively impact our results.
●	If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action.
●	We could fail to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation.
●	A cyber-attack could materially disrupt our business.
●	Our business is subject to complex and evolving laws, directives and regulations regarding privacy and data protection.
●	KNOT and its affiliates may compete with us.
●	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units or Class B Units.
●	KNOT and its affiliates own a substantial interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders.
●	Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by them.
●	Fees and cost reimbursements, which affiliates of KNOT determine for services provided to us and our subsidiaries, are substantial and payable regardless of our profitability.
●	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our management or our general partner without KNOT’s consent.
●	The control of our general partner may be transferred to a third party without unitholder consent.
●	Substantial future sales of our common units or the issuance of additional preferred units could cause the price of our common units to fall.
●	Our common units are subordinated to our existing and future indebtedness and Series A Preferred Units.
●	We may issue additional equity securities without the approval of our unitholders.
●	A substantial number of our common units may be issued upon conversion of our Series A Preferred Units or Class B Units or as redemption payments in respect of our Series A Preferred Units.
●	Our Series A Preferred Units have rights, preferences and privileges not held by common unitholders.
●	Our general partner’s limited call right may require our unitholders to sell their common units.
●	Our unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	We can borrow money to pay distributions.
●	Increases in interest rates may cause the market price of our common units to decline.
●	We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.
●	Unitholders may have liability to repay distributions.
●	The Marshall Islands does not have a well-developed body of partnership law.
●	Our operations are subject to economic substance requirements.
●	It may be difficult to serve us with legal process or enforce judgments against us.
●	Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings unless otherwise provided for under the laws of the Marshall Islands.
●	We are subject to taxes, which reduces our cash available for distribution to our unitholders.
●	A change in tax laws in any country in which we operate could adversely affect us.
●	U.S. tax authorities could treat us as a “passive foreign investment company.”
●	We may have to pay tax on U.S. source income, which would reduce our cash flow.
●	Our unitholders may be subject to income tax in one or more non-U.S. jurisdictions if, under the laws of any such jurisdiction, we are considered to be carrying on business there.

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

We may not have sufficient cash from operations to continue to pay distributions on our common units. Furthermore, distributions to the holders of our common units are subject to the prior distribution rights of any holders of our preferred units outstanding. As of April 17, 2026, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. Cash flows from operations may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

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

The amount of our quarterly common unit distribution could impact our ability to raise capital.

Starting with the fourth quarter of 2022, we reduced our quarterly cash distribution to our common units to $0.026 per unit. Although we increased our quarterly distribution to $0.05 per common unit on April 7, 2026, the amount of our distribution has had and could continue to have, a negative impact on our unit price. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels, consummate accretive acquisitions and strengthen our balance sheet. Any negative impact on our unit price could ultimately impact our ability to raise capital.

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

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each vessel every 60 months until the vessel is 15 years old and every 30 months thereafter. The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution. The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution to unitholders could be adversely affected. Six drydockings in relation to industry certification or governmental requirements have been scheduled in 2026 and we anticipate we will incur at least 293 off hire days as a result thereof. In addition, no assurance can be given that our vessels will not experience unscheduled drydockings.

We may be unable to charter our vessels or re-charter our vessels upon termination or expiration of their existing charters.

We are dependent upon charters for our vessels to generate revenues and we may be adversely affected if we fail to charter our vessels, fail to renew or are unsuccessful in winning new charters, or if our existing charters are terminated. Our ability to charter our vessels and the rates payable under our charters depends upon, among other things, the state of the shuttle tanker market. For example, an oversupply of shuttle tankers can reduce the charter rates that we can receive. As of April 17, 2026, two of our vessels have a charter that expires in 2026 with no firm charters or guarantees beyond that time and six vessels have charters that expire in 2027 with no firm charters or guarantees beyond that time. A failure to charter our vessels, a termination or renegotiation of our existing charters or a failure to secure new employment at the expiration of our current charters may have a negative effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Our debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, redeeming our Series A Preferred Units, pursuing other business opportunities or paying distributions.

As of December 31, 2025, we had consolidated debt of approximately $959.6 million. On that date, our ability to incur additional debt under our credit facilities was limited to the undrawn portion of our revolving credit facilities, being $48.0 million. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under future credit facilities.

In addition, approximately $383.1 million of our debt is due to be repaid or refinanced in 2026. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Although we have commenced discussions and negotiations with our lending group and other institutions and advisors concerning the refinancing of all of our credit facilities that mature in 2026, no assurance can be given that such refinancing will be available on acceptable and similar terms. Our level of debt could have important consequences to us, including the following:

●	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, redemption of our Series A Preferred Units or other purposes may be impaired, or such financing may not be available on favorable terms;
●	we will need a substantial portion of our cash flows to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;
●	our debt level may make us more vulnerable than competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;
●	our debt level may limit our flexibility in responding to changing business and economic conditions; and
●	if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.

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

As of April 17, 2026, our fleet consists of nineteen shuttle tankers. If our vessels are unable to generate revenues as a result of the expiration or termination of their charters or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may usually terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Item 4. Information on the Partnership—Business Overview—Charters—Termination.”

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

We currently derive all of our time charter and bareboat revenues from 9 customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We currently derive all of our time charter and bareboat revenues from 9 customers. For the year ended December 31, 2025, Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), Equinor ASA (“Equinor”), Eni Trading and Shipping S.p.A. (“Eni”), Repsol Sinopec Brasil B.V. (“Repsol”), Chartering and Shipping Service S.A., a subsidiary of TotalEnergies (“TotalEnergies”), and Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), accounted for approximately 22%, 15%, 13%, 11%, 11%, and 10%, respectively, of our revenues.

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

Furthermore, from time to time, subsidiaries of KNOT may charter our vessels. In 2025, subsidiaries of KNOT accounted for $2.8 million of our time charter revenues. In addition: (i) in connection with the sale of the Tuva Knutsen to us, KNOT has effectively guaranteed the hire rate under the vessel’s current charter until 2031, (ii) in connection with the sale of the Live Knutsen to us, KNOT has effectively guaranteed the hire rate under the vessel’s current charter until 2029, and (iii) in connection with the sale of the Daqing Knutsen to us, KNOT has effectively guaranteed the hire rate under the vessel’s current charter until 2032. If KNOT is unable to satisfy its obligations to us under its charters or guarantees, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Throughout 2025, we experienced significant increases in the costs of fuel, logistics and crewing as a result of availability constraints, supply chain disruption, increased demand, labor shortages, inflation and other factors. Though we incorporated inflationary factors into our 2025 business plan, inflation outpaced those original assumptions and, while we have incorporated inflationary factors into our 2026 business plan, inflation may outpace those assumptions. These challenges are due in part to increased demand for oil and gas production driven by the continued economic recovery from the COVID-19 pandemic and more broadly, systemic underinvestment in global oil and gas development, together with general labor shortages. These supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflicts in the Middle East and between Russia and Ukraine. We continue to undertake actions and implement plans to strengthen our supply chain to address these pressures and protect the requisite access to commodities and services. Nevertheless, we expect for the foreseeable future to experience supply chain pressures and inflationary pressure on our cost structure. If we are unable to manage our global supply chain, it may impact our ability to hire and retain crew and procure materials and equipment in a timely and cost-effective manner, if at all, and, as a result, have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay distributions to our unitholders.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”), the United Nations agency that regulates international shipping, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, does not cover international shipping. However, in 2018, the IMO adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st century (“Initial IMO GHG Strategy”). Consistent with the Initial IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008, at its June 2021 MEPC session, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted amendments to Annex VI of the 1973 International Convention for the Prevention of Pollution from Ships (“MARPOL”) that establish as short-term GHG reduction measures an enforceable regulatory framework to reduce greenhouse gas emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index, an operational Carbon Intensity Indicator and an enhanced Ship Energy Efficiency Management Plan to drive reductions in the carbon intensity. The Energy Efficiency Existing Ship Index and Carbon Intensity Indicator measures entered into force on January 1, 2023 and are referred to as IMO 2023. The Initial IMO GHG Strategy contemplated the adoption of a revised strategy in 2023. This revised strategy, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (“2023 IMO GHG Strategy”), was adopted by the MEPC on July 7, 2023. The 2023 IMO GHG Strategy includes as a goal attaining net-zero GHG emissions from international shipping by or around 2050, promotes the uptake of alternative zero and near-zero GHG emissions technologies, fuels and/or energy sources by 2030, and identifies as indicative checkpoints a level of ambition at least a 20% reduction, compared to 2008, in total annual GHG emissions from international shipping by 2030 and at least a 70% reduction by 2040, striving for reductions of 30% by 2030 and 80% by 2040. The 2023 IMO GHG Strategy contemplates adoption of an updated strategy in 2028 and called for the adoption of mid-term GHG reduction measures by 2025 and the development, finalization and agreement on possible long-term GHG reduction measures as part of the 2028 strategy review. In furtherance of the 2023 IMO GHG Strategy, in October 2024, the IMO announced proposed regulations scheduled for adoption in late 2025 focused on enhancing the energy efficiency of ships and, in April 2025, a draft IMO Net-Zero Framework, which would amend MARPOL Annex VI, was approved in principle by member states and relevant committees and was scheduled to be adopted at the MEPC October 2025 meeting. However, in October 2025 the MEPC adjourned further negotiations on these initiatives and agreed to reconvene in October 2026 to finalize outstanding draft amendments and implementation plans for the 2023 Strategy, with the earliest anticipated entry into force of the amendments being March 2028. Shortly before the October 2025 MEPC meeting, the U.S. Secretary of State, U.S. Secretary of Energy and U.S Secretary of Transportation issued a joint statement on behalf of the Trump Administration rejecting the IMO Net-Zero Framework proposal. The draft IMO Net-Zero Framework would establish a new global marine fuel standard providing for a phased reduction of GHG fuel intensity (“GFI”) and a new global economic measure/pricing mechanism requiring ships that emit above GFI thresholds to acquire “remedial units” to balance any deficit emissions and allowing ships using zero or near-zero GHG technologies to be eligible to earn “surplus units,” which could be banked and used in the future or sold for use by other ships. Remedial units could be secured from surplus units banked by the ship or transferred from other ships or acquired through contributions to a new “IMO Net-Zero Fund.”

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

Our operations are conducted in various countries, and they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We may derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions or trade barriers by the United States or other countries as a result of geopolitical events, terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. The Russian war with Ukraine and the conflicts in the Middle East and Venezuela, in addition to sanctions announced by the United States and several European nations against Russia and any forthcoming sanctions, may adversely impact our business. Finally, a government could requisition one or more of our vessels, which is more likely during war or national emergency. Any such requisition would cause a loss of the vessel and/or a termination of the charter and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

International trade restrictions, tariffs and protectionist policies could adversely affect our business, results of operations and financial condition.

Our operations are inherently international in nature, as our shuttle tankers transport crude oil across multiple jurisdictions, and we rely on global supply chains for vessel components, equipment, spare parts and services. The imposition of new or increased tariffs, trade restrictions, import or export controls, or other protectionist measures by the United States, the United Kingdom, the EU, Norway, Brazil or other countries where we operate could materially increase our operating costs, disrupt our supply chains and adversely affect our business.

In recent years, there has been increasing global trade uncertainty, including the imposition of tariffs and counter-tariffs between major economies, changes in trade policies and renegotiation or termination of existing trade agreements. Such protectionist measures may result in higher costs for vessel maintenance and drydocking, increased prices for steel, machinery and other materials used in our operations, and disruption to the availability of goods and services critical to our business. Additionally, tariffs or trade restrictions could increase the cost of procuring new vessels or retrofitting existing vessels, thereby affecting our ability to expand or maintain our fleet competitively.

Tariffs and trade restrictions may also have broader impacts on global economic conditions and international trade flows, which could in turn affect demand for crude oil and for shuttle tanker transportation services. A reduction in global trade volumes resulting from trade disputes or the imposition of tariffs could lead to decreased demand for oil transportation and negatively impact charter rates. Furthermore, retaliatory measures by affected countries could escalate trade disputes, creating additional uncertainty in the markets in which we operate.

Our international operations expose us to tariffs, trade embargoes and other economic sanctions or trade barriers imposed by the United States or other countries as a result of geopolitical events, hostilities or otherwise, which may limit trading activities with those countries and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. We cannot predict whether or to what extent new tariffs, trade restrictions or protectionist policies will be implemented, or how such measures may affect our operations, costs and ability to serve our customers. Any significant increase in tariffs or trade barriers could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Terrorist attacks, piracy and the current conflicts in Ukraine and the Middle East and Venezuela, and other current and future conflicts, may adversely affect our business, financial condition, results of operations and ability to raise capital and future growth.

The Russian war with Ukraine and the current conflicts in the Middle East and Venezuela may lead to further regional and international conflicts or armed action. It is possible that such conflict could further disrupt supply chains and cause instability in the global economy. Additionally, the Russian war could result in the imposition of further economic sanctions by the United States, the European Union and other nations against Russia. While much uncertainty remains regarding the global impact of these conflicts, it is possible that an expansion of the conflicts to other areas could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we contract may be impacted by any such expansion of events, which could then adversely affect our operations.

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

COVID-19 has also had a sustained impact on global capital markets. In these current market conditions, issuing new common equity remains a less viable and more expensive option for accessing liquidity. Approximately $383.1 million of the Partnership’s debt is due to be repaid or refinanced during 2026. Although the Partnership expects to refinance its debt as it matures, it may be unable to do so on satisfactory terms or on a timely basis. In such event, the Partnership may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

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

As of April 17, 2026, KNOT owned 28.7% of our common units, all of our Class B Units and 5.9% of our Series A Preferred Units, and owned and controlled our general partner, which owns a 1.85% general partner interest in us and 0.3% of our common units. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

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

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of April 17, 2026, KNOT and our general partner owned 29.0% of the common units, all of the Class B Units and 5.9% of the Series A Preferred Units. We have also entered into a registration rights agreement with the holders of the Series A Preferred Units, pursuant to which we filed a registration statement to register resales of the common units underlying the Series A Preferred Units. Following their sale, these securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, our securityholders with registration rights could cause the price of our common units to decline.

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

The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units originally issued will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. As of April 17, 2026 a total of 420,675 of the Class B Units had converted to common units on a one-to-one basis, and 252,405 Class B Units remain outstanding.

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

As of April 17, 2026, KNOT and our general partner owned 29.5% of the combined total of our common units and Class B Units.

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

We are a Marshall Islands limited partnership and KNOT UK is a Marshall Islands limited liability company. The Marshall Islands has enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that are not otherwise tax resident outside of the Marshall Islands that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. Based on our current business activities, we believe that we and KNOT UK are not required to comply with this economic substance test, although it is possible that the Marshall Islands does not agree with our position.

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

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, and the majority of our directors and officers generally are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for our unitholders to bring an action against us or against these individuals in the United States if our unitholders believe that their rights have been infringed under securities laws or otherwise. Even if our unitholders are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict our unitholders from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

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

We expect that our vessel-owning subsidiaries will qualify for an exemption from U.S. tax on any U.S. source gross transportation income under the 1971 Convention Between the United States of America and the Kingdom of Norway with Respect to Taxes on Income and Property, as amended (the “U.S.-Norway Tax Treaty”), and we intend to take this position for U.S. federal income tax purposes. However, if we acquire interests in vessel-owning subsidiaries in the future that are not Norwegian residents for purposes of the U.S.-Norway Tax Treaty, U.S. source gross transportation income earned by those subsidiaries would generally be subject to a 4% U.S. federal income tax unless an exemption from tax applies under a different tax treaty or Section 883 of the Code. In general, the Section 883 exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that begins and ends in the United States.

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

On September 3, 2024, we acquired KNOT Shuttle Tankers 31 AS, the company that owns the shuttle tanker, the Tuva Knutsen, from KNOT.

On September 3, 2024, we sold KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker, the Dan Cisne, to KNOT.

On March 3, 2025, we acquired KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker, the Live Knutsen, from KNOT.

On March 3, 2025, we sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker, the Dan Sabia, to KNOT.

On July 2, 2025, we acquired KNOT Shuttle Tankers 37 AS, the company that owns the shuttle tanker, the Daqing Knutsen, from KNOT.

On July 2, 2025, the Board authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the subsequent 12 months (the “Program”). The Program concluded in October 2025. Pursuant to the Program, the Partnership paid $3.03 million to repurchase an aggregate of 384,739 common units at an average price of $7.87 per common unit. Common units repurchased under the Program were cancelled.

On October 31, 2025, the Board received an unsolicited non-binding proposal from KNOT, pursuant to which KNOT proposed to acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $10 in cash per unit (the “KNOT Offer”). The Conflicts Committee of the Partnership’s Board, which is comprised of only non-KNOT-affiliated directors, retained Evercore Group L.L.C., Richards, Layton & Finger, P.A. and IGB Group as independent advisors to assist it in evaluating the KNOT Offer. The Conflicts Committee and its independent advisors reviewed the KNOT Offer carefully and held a series of discussions with KNOT regarding the potential transaction since receiving the proposal. Following such discussions, on March 19, 2026, the parties announced that they were not able to reach an agreement and have therefore terminated discussions regarding the KNOT Offer.

For more information regarding recent developments, please see “Item 5. Operating and Financial Review and Prospects—Significant Developments in 2025 and Early 2026.”

As of April 17, 2026, we had a fleet of nineteen shuttle tankers.

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

We have incurred maintenance capital expenditures, primarily on drydocks for our vessels, in the years ended December 31, 2023, 2024 and 2025 of $19.4 million, $0.5 million and $14.7 million, respectively. As of April 17, 2026, we expect to incur maintenance capital expenditures of approximately $23.5 million in 2026 on drydocks for the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Tordis Knutsen, the Tuva Knutsen and the Live Knutsen. We may also incur capital expenditures in connection with acquisitions from KNOT. See Item 7B-“ Related Party Transactions- Omnibus Agreement- Assets Owned by KNOT”.

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

B. Business Overview

General

We were formed to own and operate shuttle tankers, initially and wherever possible, under long-term charters. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit to our unitholders. Where possible, our further objective is to grow our business through accretive acquisitions of shuttle tankers and by chartering those vessels pursuant to profitable charters with high quality customers. The vessels in our current fleet are chartered to Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”), Equinor ASA (“Equinor”), Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”), Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A. (“Repsol”), Chartering and Shipping Service S.A., a subsidiary of TotalEnergies (“TotalEnergies”), Eni Trading and Shipping S.p.A. (“Eni”), SeaRiver Maritime LLC, a subsidiary of ExxonMobil (“ExxonMobil”), Galp Sinopec Brazil Services BV (“Galp Sinopec”), and PetroChina International (America), Inc. (“PetroChina”) as of April 17, 2026. As of December 31, 2025, our

charters have an average remaining term excluding options of 2.6 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 4.1 years on average.

We intend to leverage the relationships, expertise and reputation of KNOT, a leading independent owner and operator of shuttle tankers, to pursue potential growth opportunities and to attract and retain high-quality, creditworthy customers. As of April 17, 2026, KNOT and our general partner owned our general partner interest, all our Class B Units, 5.9% of our Series A Preferred Units and 29.0% of our common units. KNOT intends to utilize us as its primary growth vehicle to pursue the acquisition of long-term, stable cash-flow-generating shuttle tankers.

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

Our Fleet

The following table provides information about the nineteen shuttle tankers in our fleet as of April 17, 2026:

			Current
	Capacity		Operating	Charter
Shuttle Tanker	(dwt)	Built	Region	Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Time Charter	Transpetro	2026	(1)
Recife Knutsen	105,928	2011	Brazil	Time Charter	Transpetro	2026	(2)
Bodil Knutsen	157,644	2011	North Sea	Time Charter	Equinor	2029	(3)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	ExxonMobil	2027	(4)
Carmen Knutsen	157,000	2013	Brazil	Time Charter	PetroChina	2030	(5)
Hilda Knutsen	123,000	2013	North Sea	Time Charter	Shell	2027	(6)
Torill Knutsen	123,000	2013	North Sea	Time Charter	Eni	2027	(7)
Ingrid Knutsen	112,000	2013	North Sea	Time Charter	Eni	2026	(8)
Raquel Knutsen	152,000	2015	Brazil	Time Charter	Repsol	2028	(9)
Tordis Knutsen	156,000	2016	Brazil	Time Charter	Shell	2028	(10)
Vigdis Knutsen	156,000	2017	Brazil	Bareboat Charter	Shell	2030	(11)
Lena Knutsen	156,000	2017	Brazil	Time Charter	Shell	2028	(12)
Brasil Knutsen	154,000	2013	Brazil	Time Charter	Equinor	2027	(13)
Anna Knutsen	152,000	2017	Brazil	Time Charter	TotalEnergies	2027	(14)
Tove Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(15)
Synnøve Knutsen	153,000	2020	Brazil	Time Charter	Equinor	2027	(16)
Tuva Knutsen	153,000	2021	Brazil	Time Charter	TotalEnergies	2029	(17)
Live Knutsen	152,000	2021	Brazil	Time Charter	Galp Sinopec	2026	(18)
Daqing Knutsen	154,000	2022	Brazil	Time Charter	PetroChina	2027	(19)
(1)	The Fortaleza Knutsen is operating under a time charter contract with Transpetro that expires later in April 2026. Following a scheduled drydocking, the Fortaleza Knutsen will then commence operation under a time charter with KNOT in the second quarter of 2026 for a fixed period of one year, with options for the charterer to extend the charter by two further one-year periods.
(2)	The Recife Knutsen is operating under time charter contract with Transpetro that expires in August 2026. There is no charterer’s option to extend this charter.
(3)	The Bodil Knutsen is currently operating under a time charter contract with Equinor that expires in March 2029, with options for the charterer to extend the charter by two further one-year periods.

(4)	The Windsor Knutsen is currently operating under a time charter contract with ExxonMobil that expires in June 2027.
(5)	The Carmen Knutsen is currently operating under a time charter with PetroChina that expires in February 2030 with an option for the charterer to extend the charter by one additional year.
(6)	The Hilda Knutsen is currently operating under a time charter contract with Shell that expires in March 2027.
(7)	The Torill Knutsen is currently operating under a time charter with Eni which expires in December 2027 with options for the charterer to extend the charter by three one-year periods.
(8)	The Ingrid Knutsen is currently operating under a time charter with Eni which expires in October 2026, with options for the charterer to extend the charter by two one-year periods.
(9)	The Raquel Knutsen is currently operating under a time charter with Repsol which expires in June 2028, with an option for the charterer to extend the charter by one two-year period.
(10)	The Tordis Knutsen is currently operating under a time charter with Shell that expires in July 2028, with options for the charterer to extend the charter by three one-year periods.
(11)	The Vigdis Knutsen is currently operating under a bareboat charter with Shell that expires in November 2030, with an option for the charterer to extend the charter by two years.
(12)	The Lena Knutsen is currently operating under a time charter with Shell that expires in September 2028, with options for the charterer to extend the charter by three one-year periods.
(13)	The Brasil Knutsen is operating under a time charter contract with Equinor that expires in November 2027, with options for the charterer to extend the charter by two one-year periods.
(14)	The Anna Knutsen is operating under a time charter contract with TotalEnergies that expires in May 2027. Thereafter, the vessel is due to commence a time charter for one year to an oil major commencing June 2027, with options for the charterer to extend the charter by three one-year periods.
(15)	The Tove Knutsen is operating under a time charter contract with Equinor that expires in November 2027, with Equinor having multiple options to extend the charter until November 2040.
(16)	The Synnøve Knutsen is operating under a time charter contract with Equinor that expires in February 2027, with Equinor having multiple options to extend the charter until February 2042.
(17)	The Tuva Knutsen is operating under a time charter contract with TotalEnergies that expires in February 2029, with TotalEnergies having multiple options to extend the charter until February 2036. KNOT has provided a guarantee of the hire rate until September 2031.
(18)	The Live Knutsen is operating under a time charter contract with Galp Sinopec that expires in December 2026, with the charterer having multiple options to extend the charter until December 2032. KNOT has provided a guarantee of the hire rate until November 2029. Please see “Item 5 – Operating and Financial Review and Prospects – Significant Developments in 2025 and Early 2026 – Dan Sabia Sale; Live Knutsen Acquisition.”
(19)	The Daqing Knutsen is operating under a time charter contract with PetroChina that expires in July 2027, with an option for the charterer to extend the charter until July 2032. KNOT has provided a guarantee of the hire rate until July 2032. Please see “Item 5 – Operating and Financial Review and Prospects – Significant Developments in 2025 and Early 2026 – Daqing Knutsen Acquisition.”

Customers

For the year ended December 31, 2025, subsidiaries of Shell, Equinor, Eni, Repsol, TotalEnergies and Transpetro accounted for approximately 22%, 15%, 13%, 11%, 11% and 10%, respectively, of our revenues. ExxonMobil, Petrorio, KNOT, Galp Sinopec, PetroChina and BP Oil International accounted for our remaining revenues.

Charters

We generate revenues by charging customers for the hire of our vessels and for services related to the loading, transportation and discharge of their crude oil using the vessels in our fleet. We mainly provide all of these services under time charters and bareboat charters, however, some of our vessels operated on spot voyages in 2025 and 2024.

As of April 17, 2026, eighteen of our nineteen shuttle tankers are chartered under time charters and one of our shuttle tankers is chartered under a bareboat charter.

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

According to Fearnleys, as of September 2025, there were 78 vessels in the global shuttle tanker fleet plus 21 newbuilds known to be on order. Together KNOT and KNOP are the largest owners of shuttle tankers, with 28 shuttle tankers plus 8 newbuilds on order at that time. Maran Shuttle Tankers (following its acquisition of Altera Shuttle Tankers L.L.C., formerly Teekay Offshore Partners L.P.) is the second largest owner in the shuttle tanker market, with 18 shuttle tankers and 3 new vessels on order at that time. American Eagle Tankers (AET) is the third largest owner of shuttle tankers, with 17 vessels and no new vessels on order at that time. Tsakos Energy Navigation Ltd. (“Tsakos”) is the fourth largest owner in the shuttle tanker market, with 6 shuttle tankers and 10 new vessels on order at that time. Petrobras, which does not own vessels, currently employs many of the existing shuttle tankers operating in Brazil through long-term bareboat and time charters, with further agreements to charter most, or potentially all, of the newbuilds on order. There are other shuttle tanker owners in the industry, but such owners have a limited fleet size and their vessels do not participate or compete in our markets.

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

The requirements contained in the ISM Code govern our operations. Among other requirements, the ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. In 2017, the MSC adopted Resolution MSC.428(98), Maritime Cyber Risk Management in Safety Management Systems, embracing guidelines on maritime cyber risk management approved by the MSC in 2017, affirming its view that the ISM Code requires mitigation of cyber risk as part of the safety management system, and effectively providing that a vessel’s safety management system must account for cyber risks in compliance with the ISM Code no later than the vessel’s first annual compliance verification after January 1, 2021. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuild upon delivery.

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

The IMO has adopted the International Convention for the Prevention of Pollution from Ships (“MARPOL”), including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and air pollution prevention certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. As of January 2, 2015, these limitations required that fuels of vessels in covered Emission Control Areas (“ECAs”), including the North Sea ECA and the Baltic Sea ECA, contain no more than 0.1% sulfur. For non-ECA areas, the capped sulfur limitations decreased progressively until they reached the global limit of 0.5% applicable on and after January 1, 2020 (generally referred to as IMO 2020). In December 2022, the MEPC adopted amendments to MARPOL Annex VI establishing a Mediterranean ECA for sulfur that entered into force on May 1, 2024, with a 12-month grace period. As a result, effective May 1, 2025, fuels of vessels in the Mediterranean ECA need to meet the more stringent 0.1% sulfur limit. On October 4, 2024, the MEPC adopted amendments to MARPOL Annex VI establishing a Canadian Arctic ECA and a Norwegian Sea ECA anticipated to enter into force on March 1, 2026, with enforcement starting May 1, 2017, and would require ships in these new ECAs to meet the lower sulfur limit. MARPOL Annex VI also establishes three tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

In addition, there are several other regulatory requirements to use low sulfur fuel or restrict or regulate emissions from vessels. Under the EU Directive 2016/802, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port for more than two hours unless powered with shore-side electricity while at berth. As of January 1, 2014, the California Air Resources Board (“CARB”) Ocean-Going Vessel Fuel (“OGV”) Regulation requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil. All of our vessels are able to comply with applicable low sulfur fuel requirements. As of January 1, 2025, tanker vessels that visit the Ports of Los Angeles or Long Beach, California and, as of January 1, 2027, all other tanker vessels visiting California ports, are subject to CARB’s 2020 At Berth Regulations, which impose additional emission control requirements.

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

European Union and United Kingdom Environmental Regulation of Vessels

In waters of the EU, our vessels are subject to EU-level directives implemented by the various nations through laws and regulations adopting these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, support maritime safety and set out civil and criminal penalties that are being progressively incorporated into domestic legislation. For instance, the EU has adopted legislation (EU Directive 2009/16/EC) that: bans from EU waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect vessels using these ports on a frequency based on the risk profile of the vessel; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards. EU Directive 2009/16/EC introduced a harmonized and coordinated regime for port state control inspections and an on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records. EU Directive 2009/16/EC was revised by EU Directive 2024/3099/EC, which was adopted on November 27, 2024 and has a compliance date of July 6, 2027. The revised directive enhances the system that prioritizes the vessel inspection and places greater emphasis on environmental compliance and pollution prevention performance in creating a vessel’s risk profile. Like the IMO, the EU adopted regulations that phased out single-hull tankers. All of our tankers are double-hulled.

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

Although the EU regulations no longer directly apply in the United Kingdom as a consequence of Brexit, the “level playing field” provisions in the United Kingdom/EU Trade and Cooperation Agreement (“TCA”) require “non regression” in the level of environmental protection by the United Kingdom from the harmonized standards that were in effect in the EU on December 31, 2020. This means that the United Kingdom should not attempt to undo these standards, but under the TCA harmonization of standards is not required on a going forward basis. The TCA also includes a commitment for the EU and the United Kingdom to cooperate on trade-related aspects of climate change and to work with the IMO to achieve greenhouse gas emission reductions and promote low carbon technologies and sustainable transport. The United Kingdom has taken measures to put environmental regulations in place that would affect the shipping industry. In July 2019, the Department of Transport and the Maritime and Coast Guard Agency published Maritime 2050, a plan for the transition to zero emissions from shipping by 2050. On March 25, 2025, the Department of Transport replaced the 2019 Maritime 2050 plan with the release of its Maritime Decarbonisation Strategy, which targets net-zero emissions by 2050 and establishes interim emissions reduction goals of 30% by 2030 and 80% by 2040. On September 30, 2021, the Department of Transport adopted regulations amending the Merchant Shipping (Prevention of Air Pollution from Ships) Regulations 2008 to implement air quality measures to control sulfur and nitrogen oxide (SOx and NOx) emissions from ships, including setting the maximum sulfur content of marine fuels used by ships at 0.5% and applying stricter NOx Tier III limit for new ships operating in the North Sea and

English Channel. Effective January 1, 2024, UK’s Merchant Shipping (Special Measures to Enhance Maritime Safety) Regulations 2024 took effect, consistent with obligations contained in SOLAS.

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

Brazil’s updated biofouling regulation under NORMAM‑401 requires all vessels of at least 24 metres’ length to arrive with a clean hull (fouling level ≤1) and maintain a compliant Biofouling Management Plan, Record Book, and recent high‑resolution inspection evidence. Although the operational rules already apply, penalties and sanctions will start on 10 June 2026, following Portaria 193/2025, meaning vessels arriving with macrofouling or missing documentation risk fines, delays, or operational restrictions.

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

The VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried with vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water require to submit notices of intent (“NOIs”) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit. In December 2018, the Vessel Incidental

Discharge Act (“VIDA”) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges are regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations are to be phased out and replaced with National Standards of Performance (“NSPs”) developed by EPA and implemented and enforced by the U.S. Coast Guard. VIDA required EPA to develop NSPs for approximately 30 discharges by December 2020. The EPA rule promulgating these NSPs was published October 9, 2024 with an effective date of November 8, 2024. However, the NSPs will not become final, effective and enforceable until the corresponding U.S. Coast Guard regulations that address the implementation, compliance and enforcement of these EPA standards have been developed and become final, effective and enforceable. The required U.S. Coast Guard implementing regulations are under development. The EPA NSPs apply to discharges incident to the normal operation of non-Armed Forces, non-recreational vessels and include general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management as well as specific discharge standards applicable to twenty distinct pieces of equipment and systems. As required by VIDA, EPA’s discharge standards of performance are at least as stringent as the requirements of the 2013 VGP, with limited exceptions. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP remain in place until both the EPA NSPs and the corresponding U.S. Coast Guard implementation, compliance and enforcement regulations are in place. Under VIDA, the U.S. Coast Guard has two years following the publication of the NSPs promulgated by EPA to develop the corresponding U.S. Coast Guard regulations.

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

The IMO is also taking steps toward the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee (“MEPC”) session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce GHG emissions from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out GHG emissions from vessels as soon as possible in the 21st Century. In June 2021, the MEPC adopted amendments to MARPOL Annex VI that enter into force on November 1, 2022 and establish as short-term GHG reduction measures an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator “CII”) and an enhanced SEEMP to drive reductions in the carbon intensity. A vessel’s attained EEXI will be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel is then required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. The requirements for EEXI and CII certification included in the MARPOL Annex VI amendments took effect January 1, 2023, which means the first annual reporting was completed in 2023 and the first rating given in 2024. The MEPC regulatory approach is consistent with the IMO’s initial GHG strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The initial GHG strategy contemplated the adoption of a revised strategy in 2023. This revised strategy, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (“2023 IMO GHG Strategy”), was adopted by the MEPC on July 7, 2023. The 2023 IMO GHG Strategy includes as a goal attaining net-zero GHG emissions from international shipping by or around 2050, promotes the uptake of alternative zero and near-zero GHG emissions technologies, fuels and/or energy sources by 2030, and identifies as indicative checkpoints a level of ambition at least a 20% reduction, compared to 2008, in total annual GHG emissions from international shipping by 2030 and at least a 70% reduction by 2040, striving for reductions of 30% by 2030 and 80% by 2040. The 2023 IMO GHG Strategy contemplates adoption of an updated strategy in 2028 and calls for the adoption of mid-term GHG reduction measures by 2025 and the development, finalization and agreement on possible long-term GHG reduction measures as part of the 2028 strategy review. In furtherance of the 2023 IMO GHG Strategy, in April 2025, a draft IMO Net-Zero Framework, which would amend MARPOL Annex VI, was approved in principle by member states and relevant committees and was scheduled to be approved by the MEPC at its October 2025 meeting. However, in October 2025 the MEPC adjourned further negotiations on the draft framework and agreed to reconvene in 2026 to finalize outstanding draft amendments and implementation plans for the 2023 Strategy, with the earliest anticipated entry into force of the amendments being March 2028. Shortly before the October 2025 MEPC meeting, the U.S. Secretary of State, U.S. Secretary of Energy and U.S Secretary of Transportation issued a joint statement on behalf of the Trump Administration rejecting the IMO Net-Zero Framework proposal. The draft IMO Net-Zero Framework would establish a new global marine fuel standard providing for a phased reduction of GHG fuel intensity (“GFI”) and a new global economic measure/pricing mechanism requiring ships that emit above GFI thresholds to acquire “remedial units” to balance any deficit emissions and allowing ships using zero or near-zero GHG technologies to be eligible to earn “surplus units,” which could be banked and used in the future or sold for use by other ships. Remedial units could be secured from surplus units banked by the ship or transferred from other ships or acquired through contributions to a new “IMO Net-Zero Fund.”

In the United States, the EPA issued an “endangerment finding” in 2009 regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. On March 12, 2025, the EPA Administrator announced that EPA would be formally reconsidering its 2009 endangerment finding in collaboration with other federal agencies and that it intended to reconsider all prior EPA regulations relying on the endangerment finding. To this end, on August 1, 2025, EPA published a proposal to reconsider and rescind the 2009 EPA endangerment finding. From time to time climate change initiatives have been, and may in the future be, considered in the United States Congress and by individual states. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall EU strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations (EU Directive 2015/757 or EU MRV Regulation) requiring vessels exceeding 5,000 gross tons using EU ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018, with the first reports due in June 2019. In February 2019, the European Commission adopted a proposal to amend the EU MRV Regulation to harmonize the requirements of the EU MRV Regulation and the IMO DCS. On September 15, 2020, the European Parliament adopted measures to include maritime transport in the EU’s Emissions Trading System (“ETS”) as of 2022 and to set binding requirements for at least a 40% reduction (compared to 1990) in GHG emissions by shipping companies by 2030. On May 10, 2023, the EU extended the EU-ETS to the shipping sector commencing January 1, 2024. Beginning in 2026, in addition to carbon dioxide emissions, the EU MRV and the EU-ETS for shipping cover methane and nitrous oxide emissions. Effective January 1, 2025, the EU’s regulation referred to as the FuelEU Maritime or FEUM Regulation (Regulation (EU) 2023/1805) sets maximum limits for the annual average carbon intensity of energy used by vessels over 5,000 gross tons that call at ports in the EU and institutes measures to require the carbon intensity of fuels used in the shipping sector to be gradually reduced over time, starting with a 2% reduction in 2025 and envisioning a reduction of up to 80% by 2050.

Although it is no longer a part of the EU MRV regime, the United Kingdom retained in domestic law the EU regulation establishing the EU MRV, and amended the law to make the regulation applicable in a United Kingdom-only context. Operators of ships over 5,000 gross tons using ports in the United Kingdom were required to begin collecting emissions data for their ships commencing January 1, 2022 for the 2022 reporting period. The United Kingdom is revoking its MRV regulations, which will be replaced by the inclusion of ships over 5,000 gross tons in the United Kingdom’s Emissions Trading Scheme (UK ETS) effective July 1, 2026.

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

Our vessel-owning subsidiaries have been organized under the laws of the Kingdom of Norway and are subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel-owning subsidiaries will be subject to Norwegian tax based predominantly upon the net tonnage of their owned vessels rather than income generated from operating the vessels (i.e., operating income). Based upon the net tonnage of our current vessels and the applicable rate of taxation, our Norwegian subsidiaries are liable for approximately $251,179 of Norwegian tonnage tax for the year ended December 31, 2025. In addition, under the tonnage tax regime, net financial income (i.e. income not generated from operating vessels) is subject to the regular Norwegian corporate income tax rate.

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

The United Kingdom’s withdrawal and exit from EU, commonly referred to as “Brexit”, took place on January 31, 2020. In order to meet any future national flag requirements pursuant to the Norwegian tonnage tax regime, we reflagged some of our previously U.K.-flagged vessels to an EU/European Economic Area (“EEA”) flag. Whether there will be a flag requirement for any year is announced in September/October of that year. On September 23, 2025, it was announced that the flag requirement was applicable for the year ended December 31, 2025.

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

Employees

We directly employ one onshore employee and no seagoing employees. As of December 31, 2025, KNOT employed (directly and through ship managers) approximately 815 seagoing staff to serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the technical management agreements and management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions.”

We and KNOT regard attracting and retaining motivated seagoing personnel as a top priority. KNOT offers seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers operating our vessels are engaged on individual employment contracts, and we have entered into collective bargaining agreements that cover substantially all of the sailing personnel that operate the vessels in our current fleet, which are flagged in Norway, the United Kingdom or the Bahamas. We believe our relationships with these labor unions are good. Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. KNOT’s cadet training approach is designed to balance academic learning with hands-on training at sea. KNOT trains personnel mainly in Norway and the Philippines and at institutions that utilize ship handling, dynamic positioning and cargo handling simulators. After receiving formal instruction at one of these institutions, our seafarers’ training continues onboard one of KNOT’s vessels. Additional vessel and equipment training and courses are arranged in accordance with our training policies and the training requirements of our charterers. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the larger, independent shipping companies with shuttle tanker experience from those that are newcomers and lack experienced, in-house staff and established expertise on which to base their customer service and safety operations.

C. Organizational Structure

We are a publicly traded limited partnership formed on February 21, 2013.

The diagram below depicts our simplified organizational and ownership structure as of April 17, 2026.

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

Overview

We were formed in February 2013 as a limited partnership under the laws of the Republic of the Marshall Islands to own and operate shuttle tankers under long-term charters. Our initial fleet of shuttle tankers was contributed to us by KNOT, a leading independent owner and operator of shuttle tankers. Our current fleet consists of nineteen shuttle tankers. Under the Omnibus Agreement, we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years.

On April 18, 2013, we completed our IPO. In connection with our IPO, we sold 8,567,500 common units to the public, through the underwriters, at a price of $21.00 per unit, and issued to KNOT 8,567,500 subordinated units and all of our incentive distribution rights. On May 18, 2016, all of the subordinated units converted into common units on a one for one basis. On September 10, 2021, KNOT contributed to the Partnership all of KNOT’s incentive distribution rights in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the incentive distribution rights were cancelled. As of April 17, 2026, KNOT owned 28.7% of our common units, 208,333 Series A Preferred Units, 252,405 Class B Units and our general partner, and our general partner owned a 1.85% general partner interest in us and 0.3% of our common units.

Significant Developments in 2025 and Early 2026

Dan Sabia Sale; Live Knutsen Acquisition

On March 3, 2025, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker Live Knutsen, from KNOT (the “Live Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker Dan Sabia, to KNOT (the “Dan Sabia Sale”). The purchase price for the Live Knutsen Acquisition was $100 million, less $73.4 million of outstanding indebtedness under the secured credit facility related to the Live Knutsen (the “Live Loan Facility”) plus capitalized fees of $0.3 million. The sale price for the Dan Sabia Sale was $25.75 million and there was no related debt. The combination of the Live Knutsen Acquisition and the Dan Sabia Sale was settled by a net cash payment to KNOT from KNOT Shuttle Tankers AS of $1.2 million (relating to the difference between the prices of the respective transactions). Customary adjustments related to working capital and an associated interest rate swap are due to be made following the closing.

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

The Partnership’s Board of Directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase prices of the Live Knutsen Acquisition and the Dan Sabia Sale. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Live Knutsen Acquisition and the Dan Sabia Sale.

Daqing Knutsen Acquisition

On July 2, 2025, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 37 AS, the company that owns the shuttle tanker Daqing Knutsen, from KNOT (the “Daqing Knutsen Acquisition”). The purchase price for the Daqing Knutsen Acquisition was $95 million, less $70.5 million of outstanding indebtedness under the secured credit facility related to the Daqing Knutsen (the “Daqing Facility”) plus capitalized fees of $0.3 million. The cost of the Daqing Knutsen Acquisition was therefore approximately $24.8 million, and was subject to customary post-closing adjustments for working capital and an interest rate swap.

The Daqing Facility is repayable in quarterly installments with a final balloon payment (including the final quarterly installment) of $62.3 million due at maturity on June 13, 2027. The Daqing Facility bears interest at a rate equal to SOFR plus a margin of 1.94%.

The Daqing Knutsen is operating in Brazil on a charter contract with PetroChina, for which the current fixed period expires in July 2027, and for which the charterer holds options for a further 5 years. As part of the Daqing Knutsen Acquisition, KNOT has agreed that if at any time during the seven years following the closing date of the Daqing Knutsen Acquisition the Daqing Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the PetroChina charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the PetroChina charter; provided, however, that in the event that for any period during such seven years the Daqing Knutsen is chartered under a charter other than the PetroChina charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the PetroChina charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Daqing Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Daqing Knutsen until July 2032 on the same basis as if PetroChina had exercised its options through such date.

The Daqing Knutsen Acquisition was approved by the Board and the Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

Common Unit Repurchase Program

On July 2, 2025, the Board authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the subsequent 12 months (the “Program”). The Program concluded in October 2025.

Pursuant to the Program, the Partnership paid $3.03 million to repurchase an aggregate of 384,739 common units at an average price of $7.87 per common unit. Common units repurchased under the Program were cancelled.

Revolving Credit Facilities

On August 15, 2025, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT TC Leasing Co.. The new facility will mature in August 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.3%, and has a commitment fee on any undrawn portion of the facility that varies based on the aggregate borrowing amount: 0.70% per annum for borrowings up to $10 million, 0.60% per annum for borrowings between $10 million and $20 million, and 0.50% per annum for borrowings exceeding $20 million. The commercial terms of the facility are substantially unchanged from the facility entered into in August 2023 with NTT Finance Corporation.

On November 17, 2025, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited. The new facility will mature in November 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.18%, and has a commitment fee on any undrawn portion of the facility of 0.80% per annum. The terms of the facility are substantially unchanged from the facility entered into in November 2023.

Tove Knutsen Sale and Leaseback

On September 16, 2025, the Partnership, through its wholly-owned subsidiary, KNOT Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds was used to repay the outstanding loan secured by the vessel and to settle the related interest rate swaps. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. Following closing and after repayment of the loan and settlement of the interest rate swaps, the Partnership realized net proceeds of approximately $32 million after fees and expenses.

Synnøve Knutsen Loan

On October 20, 2025, KNOT Shuttle Tankers 35 AS, the Partnership’s wholly-owned subsidiary which owns the vessel Synnøve Knutsen, entered into a new $71.1 million senior secured term loan facility with MUFG Bank (Europe) N.V.. This new facility replaced the previous facility secured by the Synnøve Knutsen. The new facility is repayable in quarterly installments, bears interest at a rate per annum equal to SOFR plus a margin of 2.01% and will mature in October 2030, at which point the outstanding amount following quarterly repayments is due to be $48.6 million. The terms of the facility are substantially unchanged from the facility entered into in July 2019 with MUFG Bank, Ltd..

Vessel Impairment

An impairment in respect of the Bodil Knutsen of $20.3 million was recognized in respect of the fourth quarter of 2025. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over her remaining useful life, and in such situation the carrying amount of the vessel is reduced to her estimated fair value. This exercise in respect of the fourth quarter of 2025 resulted in an impairment in respect of the Bodil Knutsen, owing to her high carrying value and the potential for her earnings in the hands of the Partnership to cease at the age of 20 years.

Hilda Knutsen Charter

On January 1, 2025, the Hilda Knutsen continued to operate on a time charter contract with a subsidiary of KNOT, at a reduced charter rate. The charter ended on March 23, 2025 when the Hilda Knutsen began operating under a charter with Shell for a fixed period of one year. On August 21, 2025, agreement was reached with Shell to extend the term of the current time charter for the Hilda Knutsen by three months firm (to June 2026) plus a further nine months at the Partnership`s option (to March 2027). On January 5, 2026, the Partnership exercised its option for the charter to continue for a fixed period ending in March 2027.

Torill Knutsen Insurance Claim

In January 2025, the final insurance claim payment in the amount of $3.9 million was received in respect of repair work and loss of hire for the Torill Knutsen, which had arisen from the breakage of a generator rotor in January 2024.

Brasil Knutsen Charter

On January 21, 2025, Petrorio exercised its option to extend the contract of the Brasil Knutsen for two periods of 30 days from May 1, 2025, for redelivery on July 1, 2025. On April 15, 2025, Petrorio extended the redelivery timing for the Brasil Knutsen to September 2025. Final redelivery took place in October 2025, promptly following which the Brasil Knutsen commenced operations with Equinor.

Vigdis Knutsen Charter

On January 24, 2025, Shell exercised its option to switch from a time charter on the Vigdis Knutsen to a bareboat charter. At the same time, the fixed duration of this charter was extended from 2027 to 2030, with an option for the charterer to extend the charter for two years. Operation under this bareboat charter commenced on November 4, 2025.

Raquel Knutsen Charter

On June 18, 2025, Repsol Sinopec exercised their option to extend their time charter on the Raquel Knutsen for three years, until June 2028.

Bodil Knutsen Charter Extension

On September 22, 2025, agreement was reached with Equinor to extend the term of the current time charter for the Bodil Knutsen to a fixed term ending in March 2029, followed by two charterer’s options each of one year.

Fortaleza Knutsen Charter to KNOT

On November 21, 2025, a time charter for the Fortaleza Knutsen was executed with KNOT, to commence in the second quarter of 2026 for a fixed period of one year plus two charterer’s options each for one additional year.

Tordis Knutsen Insurance Claim

On February 16, 2026, the Tordis Knutsen experienced a breakdown of its diesel generator, which has required the vessel to go off-hire until repairs are completed, which is expected to be in May 2026. Under its loss of hire insurance policies, the Partnership anticipates being compensated by insurance for the extent to which, as a consequence of this breakage, the Tordis Knutsen’s earnings fall short of a contractual hire rate, commencing 14 days after the date of the breakage. The Partnership also anticipates that the repair cost will be covered by insurance, in excess of a deductible of $150,000.

Windsor Knutsen Insurance Claim

In March 2026, the final insurance claim payment in the amount of $1.8 million was received in respect of loss of hire for the Windsor Knutsen, which had arisen from required thruster repairs carried out over March – May 2025.

Anna Knutsen Charter

On March 20, 2026, TotalEnergies exercised their option to extend their time charter on the Anna Knutsen for one year, until April 2027.

Estimated Useful Life Change

Prospectively from January 1, 2026, the Partnership changed the useful life estimate of each of the vessels in its fleet from 23 years to 20 years due to prevailing longer term market trends. This change will increase the non-cash accounting depreciation charge in all future quarters, beginning in the first quarter of 2026. However, this change does not prevent vessels from being utilized beyond 20 years, should a market opportunity arise;

Board of Directors Change

Effective April 1, 2025, the Partnership’s general partner appointed Mr. Masami Okubo to replace Mr. Yasuhiro Fukuda, both of whom are employees of Nippon Yusen Kabushiki Kaisha (“NYK”), to the Board.

Offer Received from KNOT

On October 31, 2025, the Board received an unsolicited non-binding proposal from KNOT, pursuant to which KNOT proposed to acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $10 in cash per unit (the “KNOT Offer”). The Conflicts Committee of the Partnership’s Board, which is comprised of only non-KNOT-affiliated directors, retained Evercore Group L.L.C., Richards, Layton & Finger, P.A. and IGB Group as independent advisors to assist it in evaluating the KNOT Offer. The Conflicts Committee and its independent advisors reviewed the KNOT Offer carefully and held a series of discussions with KNOT regarding the potential transaction since receiving the proposal. Following such discussions, on March 19, 2026, the parties announced that they were not able to reach an agreement and have therefore terminated discussions regarding the KNOT Offer.

2025 Annual Meeting of Unitholders

On each of December 15, 2025, December 22, 2025 and January 5, 2026, the Partnership sought to convene the 2025 Annual Meeting of Unitholders. However, on each of these occasions, an insufficient number of unitholders were represented for the required quorum to be met, and so no business was conducted.

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

Market Overview and Trends

According to Fearnleys, as of September 2025, the shuttle tanker market consisted of approximately 78 vessels plus 21 newbuilds on order, characterized by mid to long-term charters with offshore oil producers. This global fleet includes the 28 existing shuttle tankers plus 8 newbuilds on order at that time owned or ordered by a combination of KNOT and KNOP, making our combined group the largest owners of shuttle tankers. Most shuttle tankers operate in the North Sea or offshore Brazil.

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

Brazil has continued on a path to higher offshore deepwater oil production and on November 30, 2022, Petrobras signaled that its investments had returned to pre-COVID levels as it approved its Strategic Plan for 2023-2027. In that plan, Petrobras committed around $42 billion of capex to Pre-salt exploration and production, all related to projects that on average remain viable at a long-term Brent oil price of $35 per barrel, and while keeping on-track with its 2030 low-carbon intensity goals (Brazil’s pre-salt region is known for its highly productive wells and has some of the lowest carbon intensity levels seen globally). Subsequent iterations of the Petrobras Strategic Plan have maintained an intention to build and deploy a multi-year pipeline of FPSOs to drive additional offshore oil volumes, as well as intentions to deploy technologies that increase volumes from existing extraction infrastructure.

In Brazil, the main offshore oil market where we operate, Petrobras exceeded the upper end of its oil production targets for 2025. This was driven primarily by the successful deployment of FPSOs focused in shuttle tanker-serviced fields, in multiple instances taking place ahead of schedule and reaching production levels in excess of their anticipated maximums. As a result, the world’s biggest shuttle tanker market is both growing and materially tightening. The growing Brazilian demand for shuttle tankers has increasingly consolidated around the Suezmax class of shuttle tankers, which make up the majority of the Partnership’s fleet.

The North Sea, our secondary geography, has also established some positive momentum as projects ramp up production in both the UK North Sea and, most significantly, the Barents Sea. Additionally, oil majors active in this region have announced a number of additional discoveries and expansion projects intended to increase volumes from existing extraction infrastructure including but not limited to the Johan Castberg FPSO. While less dynamic than is the case in Brazil, these positive developments in the wider North Sea region are a welcome and notable change after a protracted period of relatively slack shuttle tanker demand.

Against this backdrop, we continue to believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth throughout the coming years. When considered in the context of the increasing numbers of shuttle tankers reaching or exceeding typical retirement age, as well as yard capacity constraints limiting material new order deliveries at least into 2028, we anticipate that the current order book of newbuild deliveries will be readily absorbed by the expanding market for shuttle tankers.

We also face risks and trends that could adversely affect our industry and business. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. It is also possible that the inflationary pressures may persist in 2026.

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

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

●	The composition of our fleet continues to change. Our historical results of operations reflect changes in the composition of our fleet due to our acquisitions and disposals.
●	We may enter into different financing agreements. Our financing agreements currently in place may not be representative of the agreements we will enter into in the future. A number of our credit facilities mature in the next twelve months. We may amend our existing credit facilities or enter into new financing agreements. For descriptions of our current financing agreements, please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”
●	Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates fluctuate. Please read Note 10—Derivative Instruments in the consolidated financial statements included in this Annual Report. The unrealized gain or losses related to the change in fair value of our derivatives do not impact our cash flows.
●	Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars, and some of our vessels operate from time to time on spot or voyage charters with hire rates payable in U.S. dollars. For the years ended December 31, 2025, 2024, and 2023 respectively, approximately 63%, 62% and 60% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 19%, 19% and 19% of such vessel operating expenses are denominated in Norwegian Kroner (“NOK”). The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.
●	We are subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries were subject to a one-time entrance tax into the tonnage tax regime due to our acquisition in 2013 of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen and likewise our acquisition in 2017 of the shares in the subsidiary that owns the Lena Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime, and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. The Norwegian corporate income tax rate has been 22% in 2023, 2024 and 2025.
●	Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation and tonnage taxation is reflected in the consolidated financial statements and accompanying notes included in this Annual Report. Under the tonnage tax regime, tax is calculated based on the vessel’s net tonnage (in thousands) according to its certificate, not on operating income, then multiplied by the days in operation and the applicable dayrate. Net financial income and expense remain taxable at the regular corporate income tax rate of 22%.
●	The estimated useful life of our vessels has changed. Prospectively from January 1, 2026, the Partnership changed the useful life estimate of each of the vessels in its fleet from 23 years to 20 years due to prevailing longer term market trends. This change will increase the non-cash accounting depreciation charge in all future quarters, beginning in the first quarter of 2026. However, this change does not prevent vessels from being utilized beyond 20 years, should a market opportunity arise;

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	our ability to successfully employ our vessels at economically attractive hire rates;
●	the level of distributions on our common units;
●	our ability to maintain good relationships with our existing customers and to increase the number of customer relationships;
●	whether our customers exercise their options to extend their time charters;
●	our ability to refinance our indebtedness as it becomes due;
●	the number and availability of our vessels;
●	the level of demand for shuttle tanker services;
●	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;
●	the length and cost of drydocking;
●	the effective and efficient technical management of our vessels;
●	our ability to obtain and maintain major oil and gas company approvals and acceptances, and to satisfy their technical, health, safety and compliance standards;
●	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;
●	fluctuations in the price of oil;
●	interest rate changes;
●	mark-to-market changes in interest rate swap contracts and foreign currency derivatives, if any;
●	foreign currency exchange gains and losses;
●	our access to capital required to acquire additional vessels and/or to implement our business strategy;
●	future levels of inflation;
●	increases in crewing and insurance costs; and
●	the level of debt and the related interest expense.

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

Depreciation. Depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life for the hull and equipment, less an estimated residual value. Prospectively from January 1, 2026, the Partnership changed the useful life estimate of each of the vessels in its fleet from 23 years to 20 years due to prevailing longer term market trends. Drydocking cost is depreciated on a straight-line basis over the period until the next planned drydocking takes place. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and depreciated on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining balance of the original drydocking cost in the month of the subsequent drydocking.

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

Customers

In the years ended December 31, 2025, 2024 and 2023, revenues from the following customers accounted for over 10% of our revenues:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025		2024		2023
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	$80,986	22%	$73,337	24%	$33,019	12%
Equinor ASA	55,186	15%	53,297	17%	36,563	13%
Eni Trading and Shipping S.p.A.	46,734	13%	6,636	2%	—	—%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A.	38,422	11%	41,235	13%	36,946	13%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	38,433	11%	24,127	8%	41,030	14%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	36,903	10%	42,238	14%	51,743	18%
KNOT	2,834	1%	28,008	9%	28,682	10%

A. Operating Results

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	Change	% Change
Time charter and bareboat revenues	$361,185	$306,915	$54,270	18%
Voyage revenues	466	3,628	(3,162)	(87)%
Loss of hire insurance recoveries	607	5,970	(5,363)	(90)%
Other income	2,185	2,086	99	5%
Gain from disposal of vessel	1,342	703	639	91%
Vessel operating expenses	132,030	108,519	23,511	22%
Voyage expenses and commission	1,746	3,600	(1,854)	(52)%
Depreciation	119,703	111,817	7,886	7%
Impairment	20,259	16,384	3,875	24%
General and administrative expenses	7,398	6,067	1,331	22%
Interest income	3,571	3,636	(65)	(2)%
Interest expense	(62,030)	(67,352)	5,322	(8)%
Other finance expense	(755)	(358)	(397)	111%
Realized and unrealized gain (loss) on derivative instruments	(924)	6,798	(7,722)	(114)%
Net gain (loss) on foreign currency transactions	(89)	(943)	854	(91)%
Income tax expense	(1,163)	(631)	(532)	84%
Net income (loss)	$23,259	$14,065	$9,194	65%

Time charter and bareboat revenues: Time charter and bareboat revenues for the year ended December 31, 2025 were $361.2 million, an increase of $54.3 million compared to $306.9 million for the year ended December 31, 2024. The increase was principally due to (i) higher fleet utilization in 2025 compared to 2024; (ii) the Tuva Knutsen being included in results of operations as of September 3, 2024, the Live Knutsen being included in results of operations as of March 3, 2025 and the Daqing Knutsen being included in results of operations as of July 2, 2025; (iii) increased hire rates; and (iv) increased revenue related to EU ETS.

Voyage revenues: Voyage revenues for the year ended December 31, 2025, were $0.5 million compared to $3.6 million for the year ended December 31, 2024. The voyage revenues for the year ended December 31, 2025 relate to spot voyages performed by the Dan Sabia which operated in the spot market for a short period of 2025 prior to the sale of the vessel on March 3, 2025. The voyage revenues for the year ended December 31, 2024 relate to spot voyages performed by the Ingrid Knutsen, the Torill Knutsen, the Dan Cisne and the Dan Sabia which operated in the spot market for a short period of 2024.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the year ended December 31, 2025, were $0.6 million compared to $6.0 million for the year ended December 31, 2024.

For the year ended December 31, 2025, the Partnership recorded $0.6 million in loss of hire insurance recoveries related to the Live Knutsen in connection with an oil leakage from the propeller hub in December 2022 and which was settled and paid in 2025.

For the year ended December 31, 2024, the Partnership recorded $5.9 million in loss of hire insurance recoveries related to the Torill Knutsen in connection with breakage of a generator rotor in January 2024 and $0.1 million in loss of hire insurance recoveries related to the Brasil Knutsen in connection with repair of a thruster in June 2023 and which was settled and paid in 2024.

Other income: Other income for the year ended December 31, 2025 was $2.2 million compared to $2.1 million for the year ended December 31, 2024. Other income is mainly due to the Bodil Knutsen generating income related to the volatile organic compound emission (“VOC”) control equipment installation.

Gain from disposal of vessel: The gain from disposal of a vessel was $1.3 million for the year ended December 31, 2025. This gain relates to the sale of the Dan Sabia, which was completed on March 3, 2025. For the year ended December 31, 2024, the gain from disposal of a vessel was $0.7 million and relates to the sale of the Dan Cisne, which was completed on September 3, 2024.

Vessel operating expenses: Vessel operating expenses for the year ended December 31, 2025 were $132.0 million, an increase of $23.5 million from $108.5 million for the year ended December 31, 2024. The increase is mainly related to (i) related to higher cost for supplies, equipment and repairs; (ii) the Tuva Knutsen being included in results of operations as of September 3, 2024, the Live Knutsen being included in results of operations as of March 3, 2025 and the Daqing Knutsen being included in results of operations as of July 2, 2025; and (iii) increased costs related to EU ETS.

Voyage expenses and commission: Voyage expenses and commission for the year ended December 31, 2025, were $1.7 million, which related to the Windsor Knutsen and the bunker cost in relation to her planned dry-docking in Europe which was completed before she commenced on a new time charter contract on June 4, 2025, while part of it related to bunker cost, commission and port cost for spot voyages performed by the Dan Sabia prior to the sale of the vessel on March 3, 2025. Voyage expenses and commission for the year ended December 31, 2024, were $3.6 million, which related to bunker cost, commission and port cost for spot voyages performed by the Ingrid Knutsen, the Torill Knutsen, the Dan Cisne and the Dan Sabia.

Depreciation: Depreciation expense for the year ended December 31, 2025 was $119.7 million, an increase of $7.9 million from $111.8 million for the year ended December 31, 2024. The increase is mainly related to the acquisition of the Tuva Knutsen on September 3, 2024, the Live Knutsen on March 3, 2025 and the Daqing Knutsen on July 2, 2025.

Impairment: Impairment charge for the year ended December 31, 2025 was $20.3 million compared to $16.4 million for year ended December 31, 2024. In 2025, the impairment charge was related to the Bodil Knutsen, the carrying value of which was written down to its estimated fair value, using a discounted cash flow valuation. In 2024, the impairment charge was related to the Dan Cisne and the Dan Sabia, the carrying values of which were written down to their estimated fair values, using a discounted cash flow valuation.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2025 were $7.4 million compared to $6.1 million for the year ended December 31, 2024. The increase is related to work in relation to the KNOT Offer as well as general cost increase.

Interest income: Interest income for the year ended December 31, 2025 was $3.6 million compared to $3.6 million for the year ended December 31, 2024.

Interest expense: Interest expense for the year ended December 31, 2025 was $62.0 million, a decrease of $5.3 million from $67.4 million for the year ended December 31, 2024. The decrease was mainly due to repayment of outstanding debt and a lower SOFR rate.

Other finance expense: Other finance expense was $0.8 million for the year ended December 31, 2025 compared to $0.4 million for the year ended December 31, 2024. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized loss on derivative instruments for the year ended December 31, 2025 was $0.9 million, compared to a gain of $6.8 million for the year ended December 31, 2024, as set forth in the table below:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	$ Change
Realized gain (loss):
Interest rate swap contracts	$9,508	$15,518	$(6,010)
Total realized gain (loss):	9,508	15,518	(6,010)
Unrealized gain (loss):
Interest rate swap contracts	(10,432)	(8,720)	(1,712)
Total unrealized gain (loss):	(10,432)	(8,720)	(1,712)
Total realized and unrealized gain (loss) on derivative instruments:	$(924)	$6,798	$(7,722)

As of December 31, 2025, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $325.0 million. All of the unrealized loss in the year ended December 31, 2025 is related to a mark-to-market loss on interest rate swaps.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the year ended December 31, 2025 was $0.1 million compared to a net loss of $0.9 million for the year ended December 31, 2024.

Income tax benefit (expense): Income tax expense for the year ended December 31, 2025 was $1.2 million compared to $0.6 million for the year ended December 31, 2024. In September 2023, KNOT Shuttle Tankers 12 AS and KNOT Shuttle Tankers AS were merged. After the merger, the financial loss carry forwards in KNOT Shuttle Tankers 12 AS were transferred to the acquiring entity, KNOT Shuttle Tankers AS. KNOT Shuttle Tankers AS has taxable income, and the Partnership has determined it is more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. The tax expense for the years ended December 31, 2025 and December 31, 2024, relates mainly to taxable income in KNOT Shuttle Tankers AS, the Norwegian holding company.

Net income (loss): As a result of the foregoing, the Partnership recorded net income of $23.3 million for the year ended December 31, 2025, compared to net income of $14.1 million for the year ended December 31, 2024.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023” in our Annual Report on Form 20-F for the year ended December 31, 2024 (our “2024 20-F”) for a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 and other financial information related to the year ended December 31, 2023.

B. Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to payment of operating costs, servicing our debt, payment of lease obligations, funding investments (including the equity portion of investments in vessels), funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows. As of April 17, 2026, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters) are sufficient to meet our working capital and other cash requirements for our current business for at least the next twelve months assuming that we are able to timely close refinancing of the senior secured loan facility secured by the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, which matures in September 2026 with a repayment due at that time of $220 million and the senior secured loan facility secured by the Live Knutsen which matures in October 2026, with a repayment due at the time of $65.9 million, all on substantially similar terms as our existing facilities as described below. As shown on the balance sheet at December 31, 2025 the Partnership has significant debt coming due within one year, relating to ballon repayments and the period repayments for those facilities. The Partnership has commenced discussions and negotiations with its lending group and other institutions and advisors concerning the refinancing of the credit facilities that mature in 2026. However, if the Partnership is not able to secure the refinancing of this debt, there will be insufficient liquid funds necessary to repay the debt at maturity. Although there is some judgement required in assessing this risk, given the negotiations that are already underway and given the Partnership’s history of successfully obtaining financing or refinancing its debt, management believes that it will be able to conclude a refinancing of all such facilities on similar terms (including that no re-leverage is required) prior to maturity. However, no assurance can be given that all such facilities will be timely refinanced on acceptable terms. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. We expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

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

We estimate that we will spend in total approximately $86.5 million for drydocking and classification surveys for the vessels under time charters in our fleet as of December 31, 2025, between 2026 and 2030, with approximately $24.7 million of this amount to be spent in the twelve months ending December 31, 2026. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the drydocking yard that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

As of December 31, 2025, the Partnership had available liquidity of $137.0 million, which consisted of cash and cash equivalents of $89.0 million and undrawn portion of our revolving credit facilities of $48.0 million. On that date, our ability to incur additional debt under our existing credit facilities was limited to the undrawn portion of our revolving credit facilities, being $48.0 million. The Partnership’s total interest-bearing obligations outstanding as of December 31, 2025 were $959.6 million ($955.1 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during 2025 was approximately 2.22% over SOFR.

As of December 31, 2025, the Partnership had a total of $959.6 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen, the Torill Knutsen and the Tove Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $383.1 million is due for payment during the year ending December 31, 2026 and $576.5 million is due for payment after such date.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As of December 31, 2025, the Partnership’s net current liabilities were $315.5 million. Included in current liabilities are $381.1 million of short-term loan obligations that mature before December 31, 2026 and are therefore presented as current debt.

Currently, we do not have any off-balance sheet arrangements.

Capital Expenditures

We reserve cash from operations for future maintenance capital expenditures, working capital and other matters.

The Partnership’s future capital expenditure requirements principally relate to vessel drydocks. As of April 17, 2026, we expect to incur capital expenditures of approximately $23.5 million in 2026 on drydocks for the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Tordis Knutsen, the Tuva Knutsen and the Live Knutsen. Other than future drydocks, as at December 31, 2025, the Partnership has no other material capital expenditure commitments.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

Year Ended December 31, 2025 Compared with the Years Ended December 31, 2024 and 2023

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Net cash provided by (used in) operating activities	$155,736	$137,145	$131,641
Net cash provided by (used in) investing activities	(25,290)	(338)	(2,779)
Net cash provided by (used in) financing activities	(108,630)	(133,320)	(112,510)
Effect of exchange rate changes on cash	234	(475)	(10)
Net increase in cash and cash equivalents	22,050	3,012	16,342
Cash and cash equivalents at the beginning of the period	66,933	63,921	47,579
Cash and cash equivalents at the end of the period	$88,983	$66,933	$63,921

Net cash provided by operating activities

Net cash provided by operating activities increased by $18.6 million to $155.7 million for the year ended December 31, 2025, compared to $137.2 million for the year ended December 31, 2024. The increase was primarily due to higher utilization and increased hire rates resulting in increased time charter revenue and an increase in working capital elements. In addition, the increase was due to the contribution of the Tuva Knutsen which was included in the results of operations from September 3, 2024, of the Live Knutsen which was included in the results of operations from March 3, 2025 and of the Daqing Knutsen which was included in the results of operations from July 2, 2025.

Net cash used in investing activities

Net cash used in investing activities was $25.3 million for the year ended December 31, 2025, compared to $0.3 million for the year ended December 31, 2024.

Net cash used in investing activities for the year ended December 31, 2025 is mainly due to the Daqing Knutsen Acquisition on July 2, 2025, which resulted in a net cash payment of $26.0 million, and which is partly offset by proceeds from the Live Knutsen Acquisition and the Dan Sabia Sale on March 3, 2025, which resulted in a net proceeds of $1.0 million from the transaction.

Net cash used in investing activities for the year ended December 31, 2024 is mainly due to installation of a ballast water treatment system (“BWTS”) related to the Hilda Knutsen and Torill Knutsen and which is partly offset by proceeds from the Tuva Knutsen Acquisition and the Dan Cisne Sale on September 3, 2024, which resulted in a net proceeds of $0.6 million from the transaction.

Net cash used in financing activities

Net cash used in financing activities during the year ended December 31, 2025 of $108.6 million was mainly related to the following:

●	Proceeds of $17.0 million from drawdown of our revolving credit facilities; and
●	Proceeds of $100 million from the refinancing of the loan facility secured by the Tove Knutsen.

This was offset by the following:

●	Repayment of long-term debt of $210.9 million, of which (i) $102.8 million was repaid in connection with the periodic instalments due pursuant to the terms of our secured debt facilities; (ii) $41.5 million was repaid under the revolving credit facilities; and (iii) $66.6 million was repaid in connection with the redemption of the loan facility secured by the Tove Knutsen.
●	Payment of debt issuance costs totalling $1.3 million in connection with the refinancings described above;
●	Payment of cash distributions to unitholders of $10.4 million, of which $6.8 million was distributed to the Series A Preferred Units; and
●	Payment of $3.0 million for the common units repurchased pursuant to the buyback program.

Net cash used in financing activities during the year ended December 31, 2024 of $133.2 million was mainly related to the following:

●	Proceeds of $60 million from the refinancing of the Hilda Facility

This was offset by the following:

●	Repayment of long-term debt of $182.4 million, of which (i) $113.5 million was repaid in connection with the periodic instalments due pursuant to the terms of our secured debt facilities, (ii) $58.5 million was repaid in connection with the refinancing of the Hilda Facility, and (iii) $10.4 million was repaid in connection with the loan facility secured by the Dan Sabia;
●	Repayment of part of the drawn balance under our revolving credit facilities of $23.5 million;
●	Payment of debt issuance costs of $0.5 million in connection with the refinancing of the Hilda Facility; and
●	Payment of cash distributions to unitholders of $10.4 million, of which $6.8 million was distributed to the Series A Preferred Units.

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our 2024 20-F for a discussion of changes in our cash flows from 2024 to 2023 and other financial information related to 2023.

Borrowing Activities

Long-Term Debt

As of December 31, 2025, and December 31, 2024, the Partnership had the following debt amounts outstanding:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2025	2024
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$238,343	$263,438
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	151,321	186,792
$60 million Hilda loan facility	Hilda Knutsen	48,750	56,250
$192.1 million loan facility	Tove Knutsen and Synnøve Knutsen	—	144,597
$69 million Tuva loan facility	Tuva Knutsen	62,568	67,744
$73 million Live loan facility	Live Knutsen	69,658	—
$71 million Synnøve loan facility	Synnøve Knutsen	71,076	—
$70 million Daqing loan facility	Daqing Knutsen	68,130	—
$25 million revolving credit facility with NTT		2,000	1,500
$25 million revolving credit facility with SBI Shinsei		—	25,000
Raquel Sale & Leaseback	Raquel Knutsen	68,010	73,653
Torill Sale & Leaseback	Torill Knutsen	81,921	90,679
Tove Sale & Leaseback	Tove Knutsen	97,856	—
Total long-term debt		$959,633	$909,653
Less: current installments		383,146	258,739
Less: unamortized deferred loan issuance costs		2,020	2,080
Current portion of long-term debt		381,126	256,659
Amounts due after one year		576,487	650,914
Less: unamortized deferred loan issuance costs		2,513	2,839
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$573,974	$648,075

The Partnership’s outstanding debt of $959.6 million as of December 31, 2025 is repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
2026	$20,258	$78,685	$284,203	$383,146
2027	21,246	38,613	156,679	216,538
2028	22,345	17,979	78,824	119,148
2029	23,373	4,738	—	28,111
2030	24,515	4,738	47,387	76,640
2031 and thereafter	136,050	—	—	136,050
Total	$247,787	$144,753	$567,093	$959,633

As of December 31, 2025, the interest rates on our loan agreements were SOFR plus a fixed margin ranging from 1.9% to 2.4%.

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

The $345 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain Liquidity equal to or greater than $250,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2025, the borrowers and the guarantors were in compliance with all financial covenants under this facility.

$240 Million Senior Secured Term Loan Facility

On June 2, 2023, the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (the “Vessels”) entered into a new five-year $240 million senior secured term loan facility with DNB secured by the Vessels (the “$240 Million Loan Facility”). The $240 Million Loan Facility bears interest at a rate per annum equal to SOFR plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in June 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and KNOT Shuttle Tankers AS and secured by mortgages on the Vessels. The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the $240 Million Loan Facility.

The $240 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain liquidity equal to or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $240 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 130% of the outstanding balance under the $240 Million Loan Facility (or less than 166% after June 2, 2027), upon a total loss or sale of a vessel and customary events of default. As of December 31, 2025, the borrowers and the guarantors are in compliance with all financial covenants under this facility.

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

The $60 Million Hilda Loan Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership, excluding amounts in respect of liabilities for instalments on long-term debt and capital lease payments falling due within twelve (12) months after the relevant calculation date and any group intercompany balances;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $60 Million Hilda Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 135% of the outstanding loan under the $60 Million Hilda Facility, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrower and the guarantors were in compliance with all financial covenants under this facility.

$192.1 Million Secured Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, the subsidiary owning the Tove Knutsen and the Synnøve Knutsen, as the borrowers, entered into a $192.1 million secured loan facility. The loan facility was split into a tranche related to the Tove Knutsen (the “Tove Facility”) and a tranche related to the Synnøve Knutsen (the “Synnøve Facility”). The Tove Facility was repayable in quarterly installments with a final balloon payment of $66.6 million due at maturity in September 2025, which included the balloon payment and last quarterly installment. The Synnøve Facility was repayable in quarterly installments with a final payment of $72.3 million due at maturity in October 2025, which included the balloon payment and last quarterly installment.

On September 16, 2025, the Tove Facility was repaid when the Partnership, through its wholly-owned subsidiary, KNOT Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor, for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds were used to repay the Tove Facility. On October 20, 2025, KNOT Shuttle Tankers 35 AS, the Partnership’s wholly-owned subsidiary which owns the vessel Synnøve Knutsen, entered into a new $71.1 million senior secured term loan facility with MUFG Bank (Europe) N.V. This new facility replaced the Synnøve Facility.

$69 Million Tuva Loan Facility

On September 3, 2024, the Partnership acquired KNOT Shuttle Tankers 31 AS, which owns the vessel Tuva Knutsen. KNOT Shuttle Tankers 31 AS had entered into a senior secured term loan facility with Nordea Bank ABP secured by the Tuva Knutsen on January 15, 2021, the initial amount of which had been $88 million. Following repayment of the quarterly installments due prior to September 3, 2024, the outstanding amount of this facility had been reduced to $69.0 million. In connection with the acquisition of KNOT Shuttle Tankers 31 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of this facility (the “$69

Million Tuva Loan Facility). The $69 Million Tuva Loan Facility is repayable in consecutive quarterly installments with a final payment at maturity on January 28, 2027 of $57.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.16%.

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

The $69 Million Tuva Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 125% of the outstanding loan under the $69 Million Tuva Facility, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrower and the guarantors were in compliance with all financial covenants under this facility.

$73 Million Live Loan Facility

On March 3, 2025, the Partnership acquired KNOT Shuttle Tankers 27 AS, the subsidiary owning the Live Knutsen. KNOT Shuttle Tankers 27 AS, as borrower, had entered into a senior secured term loan facility on October 14, 2021 with SMBC Bank EU AG and others, the initial amount of which was $89.6 million. Following repayment of the quarterly installments due prior to March 3, 2025, the outstanding amount of this facility had been reduced to $73.4 million. In connection with the acquisition of KNOT Shuttle Tankers 27 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of this facility (the “$73 million Live Loan Facility). The $73 million Live Loan Facility is repayable in quarterly installments with a final payment due at maturity in October 2026 of $65.9 million. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.01% including a Credit Adjustment Spread. The facility is secured by a mortgage on the Live Knutsen.

The $73 million Live Loan Facility contains the following primary financial covenants:

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

The $73 million Live Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 125% of the outstanding loan under the Live Loan Facility, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrower and the guarantors were in compliance with all financial covenants under this facility.

$71 Million Synnøve Loan Facility

On October 20, 2025, KNOT Shuttle Tankers 35 AS, the Partnership’s wholly owned subsidiary which owns the vessel Synnøve Knutsen, entered into a new $71.1 million senior secured term loan facility (the “$71 million Synnøve Loan Facility”) with MUFG Bank (Europe) N.V. This new facility replaced the previous facility secured by the Synnøve Knutsen. The $71 million Synnøve Loan Facility is repayable in quarterly installments, bears interest at a rate per annum equal to SOFR plus a margin of 2.01% and will mature in October 2030, at which point the outstanding amount following quarterly repayments is due to be $48.6 million. The facility is secured by a mortgage on the Synnøve Knutsen.

The $71 million Synnøve Loan Facility contains the following financial covenants:

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

The $71 million Synnøve Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Synnøve Knutsen falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrower and the guarantors were in compliance with all financial covenants under this facility.

$70 Million Daqing Loan Facility

On March 31, 2022, KNOT Shuttle Tankers 37 AS, the subsidiary owning the Daqing Knutsen, as borrower, entered into a $84.6 million term loan facility with Development Bank of Japan Inc. and others (the “$70 million Daqing Loan Facility”). The $70 million Daqing Loan Facility became one of the Partnership’s debt obligations upon closing of the Daqing Knutsen Acquisition on July 2, 2025. Following repayment of the quarterly installments due prior to July 2, 2025, the outstanding amount of this facility had been reduced to $70 million. The $70 million Daqing Loan Facility is repayable in quarterly installments with a final payment due at maturity on June 13, 2027, of $62.3 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 1.94%. In connection with the Daqing Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Daqing Knutsen.

The $70 million Daqing Loan Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million (of which at least $10 million is required to be in cash) plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $70 million Daqing Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Daqing Knutsen falls below 120% (or 125% after June 13, 2026) of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrower and the guarantors were in compliance with all financial covenants under this facility.

Revolving Credit Facilities

On August 15, 2025, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT TC Leasing Co.. The new facility will mature in August 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.3%, and has a commitment fee on any undrawn portion of the facility that varies based on the aggregate borrowing amount: 0.70% per annum for borrowings up to $10 million, 0.60% per annum for borrowings between $10 million and $20 million, and 0.50% per annum for borrowings exceeding $20 million. The commercial terms of the facility are substantially unchanged from the facility entered into in August 2023 with NTT Finance Corporation.

On November 17, 2025, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited. The new facility will mature in November 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.18%, and has a commitment fee on any undrawn portion of the facility of 0.80% per annum. The terms of the facility are substantially unchanged from the facility entered into in November 2023.

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

Tove Sale and Leaseback

On September 16, 2025, the Partnership, through its wholly-owned subsidiary, KNOT Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds was used to repay the Tove Facility and to settle the related interest rate swaps. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. Following closing and after repayment of the loan and settlement of the interest rate swaps, the Partnership realized net proceeds of approximately $32 million after fees and expenses.

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of December 31, 2025, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was $297.8 million based on total interest-bearing debt outstanding of $959.6 million, less sale and leaseback facilities relating to the Raquel Knutsen, the Torill Knutsen and the Tove Knutsen totalling $247.8 million, less interest rate swaps with a notional amount of $325.0 million and less cash and cash equivalents of $89.0 million. Our interest rate swap contracts mature between March 2025 and February 2032 and have an average maturity of approximately 1.58 years. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month SOFR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 2.72%. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impaired by changes in the market value of such financial instruments.

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

Vessel Lives and Impairment

Description. The carrying value of vessels and equipment represent its historical acquisition or construction cost, including capitalized interest, supervision and technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized, provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. Prior to January 1, 2026, depreciation on our shuttle tankers was calculated using an estimated useful life of 23 years, commencing at the date the vessel was originally delivered from the shipyard. Commencing January 1, 2026, depreciation on our shuttle tankers will be calculated using an estimated useful life of 20 years, commencing on the date the vessel was originally delivered from the shipyard. By comparison with depreciation of $30.6 million recorded in respect of the fourth quarter of 2025, we anticipate recording approximately $42.1 million of depreciation in the first quarter of 2026. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. The carrying value of our vessels may not represent their market value at any point in time, because the market prices of second-hand vessels tend to fluctuate with changes in hire rates and the cost of newbuilds.

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

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the market value of our vessels, including obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $1,557 million as of December 31, 2025.

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

Purchase Price Allocation, Including Contract Liabilities

Description. It is typical that acquired companies are involved essentially only in vessel ownership. As such, we allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired. Certain intangible liabilities (‘contract liabilities’) arise from charters assumed upon acquisition which are assessed as being priced below market. Contract liabilities are being amortized over time, which will affect our future operating performance. Accordingly, the allocation of purchase price to intangible liabilities may significantly affect our future operating results.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets, estimates of market rates and the appropriate discount rate to value these cash flows.

Taxes

Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Judgments and Uncertainties. We record a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in the carry forward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences and forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2025 were related to the financial loss carry forwards and other net deferred tax assets for Norwegian tonnage tax. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. As of December 31, 2025, we determined that $2.6 million of the deferred tax assets are likely to be realized.

Effect If Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. As of December 31, 2025 and 2024 we had a valuation allowance for deferred tax assets of $17.2 million and $16.0 million, respectively.

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standard Board (“FASB”) issued an amendment to the Accounting Standard Update (“ASU”) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The update requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions.

The guidance is effective for public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update should be applied either prospectively or retrospectively to all periods presented in the financial statements. The new guidance did not materially impact the Partnership.

There are no other recent accounting pronouncements whose adoption had a material impact on the consolidated financial statements in the current year.

New Accounting Standards Not Yet Adopted

On November 4, 2024, the FASB issued ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (DISE), which requires a public entity to disclose, on an annual and interim basis, disaggregated information about certain income statement line items in a tabular format in the notes to the financial statements. The ASU, which does not change what a public entity presents on the face of its income statement, establishes a new subtopic, ASC 220-40, that sets minimum disaggregated expense disclosure requirements. The ASU also requires separate disclosures of selling expenses and an entity’s definition of those expenses.

The FASB issued the guidance to address requests from investors and other financial statement users (collectively, investors) for more detailed expense information, which they said is critical to understanding an entity’s performance, assessing its prospects for future cash flows and comparing its performance both over time and with that of other entities. Investors have requested disclosure of the amounts of employee compensation, depreciation and amortization included in commonly presented income statement line items, such as cost of sales and selling, general and administrative expenses.

The guidance is effective for public entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Partnership has not yet adopted this ASU and is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements and related disclosures.

On December 4, 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. The new guidance leverages the principles in the accounting framework for government assistance in International Financial Reporting Standards (“IFRS”), specifically IAS 20, Accounting for Government Grants and Disclosure of Government Assistance; makes certain targeted improvements; and modifies certain of the existing disclosure requirements in ASC 832, Government Assistance. The new guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted in any period for which financial statements have not yet been issued. The guidance can be applied on a modified prospective basis, a modified retrospective basis, or a full retrospective basis. The new guidance is not expected to materially impact the Partnership.

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

Name	Age	Position
Trygve Seglem	75	Chairman of the Board of Directors
Derek Lowe	53	Chief Executive Officer and Chief Financial Officer
Hans Petter Aas	80	Director, Chairman of the Audit Committee and Member of the Conflicts Committee
Edward A. Waryas, Jr.	78	Director, Chairman of the Conflicts Committee and Member of the Audit Committee
Andrew Beveridge	78	Director and Member of the Audit Committee
Richard Beyer	56	Director
Masami Okubo	50	Director
Simon Bird	66	Director and Member of the Conflicts Committee

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

Masami Okubo has served on our board of directors since April 2025. Mr. Okubo has also served since April 2025 as the Managing Director of NYK Energy Transport (Atlantic) Ltd., based in London. From April 2024 to March 2025, he was General Manager of NYK’s LNG Group, following two years as its Deputy General Manager. Between 2016 and 2022, Mr. Okubo was Manager of NYK’s Offshore Business Group, having served in a variety of divisions since joining NYK in 1999. Mr. Okubo graduated from the University of Kyoto, Faculty of Education.

Simon Bird has served on our board of directors since May 2015 and currently serves as a member of the Conflicts Committee. From September 2015, Mr. Bird was Director Humber for Associated British Ports, a board role, from which position he stood down in October 2024 in order to pursue other interests. Mr. Bird previously served as the Chief Executive of Bristol Port Company from 2000 until August 2015. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997 he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held senior positions at British Aerospace plc, Thorn EMI plc and Philips. Prior to his industrial career, Mr Bird served in the Royal Navy and Her Majesty’s Diplomatic Service. Until early 2025, Mr. Bird also served as chairman of the Humber Freeport Company and as a director of the Greater Lincolnshire Local Enterprise Partnership, a public/private body. Mr. Bird holds a Honorary Commission in the Royal Naval Reserve in the rank of Captain.

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

Executive Compensation

Pursuant to the administrative services agreement, Derek Lowe, as an officer of KNOT UK, provides executive officer functions for our benefit. Mr. Lowe is responsible for our day-to-day management subject to the direction of our board of directors. Under the administrative services agreement, we reimburse KNOT UK for its reasonable costs and expenses in connection with the provision of an executive officer and other administrative services to us. In addition, we pay KNOT UK a management fee equal to 5% of its costs and expenses incurred on our behalf. For the year ended December 31, 2025, we incurred total costs, expenses and fees under this agreement of $1,727,589 (which includes $1,074,475 that was paid to KOAS, KOAS UK and KNOT Management for services they provided for us as subcontractors under the administrative services agreement). Officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Mr. Lowe entered into an employment agreement with KNOT UK effective August, 28, 2023. Pursuant to the employment agreement, Mr. Lowe has, since September 13, 2023, served as KNOT UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary is 272,538 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK). Mr. Lowe’s employment may be terminated on 6 months’ prior written notice by either Mr. Lowe or KNOT UK. In addition, Mr. Lowe’s employment agreement provides KNOT UK with the option to make a payment in lieu of notice or to place Mr. Lowe on garden leave during his notice period. KNOT UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Lowe from competing or soliciting customers or employees for a period of 12 months after the termination of his employment. For the year ended December 31, 2025, Mr. Lowe received $340,803 in total compensation.

Compensation of Directors

Each director is entitled to receive compensation for their service in this role, including but not limited to attendance at meetings of our board of directors and committees. During the year ended December 31, 2025, each of our directors and our Chairman was entitled to receive aggregate compensation of $95,000. During the year ended December 31, 2025, members of the audit and conflicts committees each received a committee fee of $12,000, or $15,000 for the member serving as the Chairman of each such committee. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

Our current board of directors consists of seven members, Trygve Seglem, Richard Beyer, Masami Okubo, Hans Petter Aas, Edward A. Waryas, Jr., Andrew Beveridge and Simon Bird. Mr. Seglem, Mr. Beyer and Mr. Okubo have been appointed by our general partner. Mr. Aas, Mr. Waryas, Mr. Beveridge and Mr. Bird were elected by our common unitholders. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Mr. Waryas is designated as the Class I elected director and will serve until our annual meeting of unitholders in 2026. Mr. Beveridge is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2027. Mr. Bird is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2028. Mr. Aas is designated as our Class IV elected director and is serving until our 2025 Annual Meeting of Unitholders. On December 15, 2025, December 22, 2025 and January 5, 2026, we sought to convene the 2025 Annual Meeting of Unitholders; however, due to a lack of quorum, we were unable to conduct any business. At each annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. The Class B Units generally vote together with the common units as a single class. However, if, at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board of directors). The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquire common units or Class B Units with the prior approval of our board of directors are not subject to this 4.9% limitation except with respect to voting their common units and Class B Units in the election of the elected directors. The common units and the Class B Units will be treated as two separate classes of partnership interests for purposes of the 4.9% limitation, which will apply separately to the holders of common units and to the holders of Class B Units.

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

D. Employees

Employees of affiliates of KNOT provide services to our subsidiaries pursuant to the technical management agreements, the management and administration agreements and the administrative services agreement. As of December 31, 2025, we directly employed one onshore employee and no seagoing employees, however through subsidiaries and affiliated companies, we employed approximately 815 seagoing staff to serve on our vessels. Certain affiliates of KNOT, including KNOT Management, provide commercial and technical management services, including all necessary crew-related services, to our subsidiaries pursuant to the technical management agreements and the management and administration agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Partnership—Business Overview—Employees.”

E. Unit Ownership

Other than those common units, Class B Units and Series A Preferred Units in which Trygve Seglem may be deemed to share beneficial ownership, as of April 17, 2026, there were no common units, Class B Units or Series A Preferred Units beneficially owned by our current directors or executive officer. Please read “Item 7. Major Unitholders and Related Party Transactions—Major Unitholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership of our common units as of April 17, 2026 by each person that we know to own, or beneficially own, more than 5.0% of our common units. The number of units beneficially owned by each party is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose:

	Common Units
	Beneficially Owned
Name of Beneficial Owner	Number	Percent
KNOT(1)	10,001,590	29.5%
OMP AY Preferred Limited (2)	2,499,677	6.9%
Astaris Capital Management LLP (3)	2,332,676	6.9%
Invesco Ltd.(4)	1,776,804	5.3%
(1)	KNOT is a joint venture between TSSI and NYK Europe, each of which owns a 50% interest in KNOT. Excludes the general partner interest held by our general partner, a wholly owned subsidiary of KNOT. Includes common units held by our general partner. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding AS (“Seglem Holding”), of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the common units, Class B Units and Series A Preferred Units of the Partnership beneficially held by KNOT and the 1.85% general partner interest held by the Partnership’s general partner. Included in the number of common units beneficially owned are 249,967 common units, which represent the common units into which the 208,333 Series A Preferred Units beneficially owned were convertible at April 17, 2026, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. Common units issuable upon conversion of the Class B Units are not included in the number of common units beneficially owned.
(2)	OMP AY Preferred Limited (“OMP”) has shared voting and dispositive power as to 2,499,677 common units. This represents 2,499,677 common units into which the 2,083,333 Series A Preferred Units owned by OMP AY Preferred Limited were convertible as of April 17, 2026, which common units are included in both the numerator and denominator in calculating the percentage beneficially owned. This information is based on the Schedule 13G/A filed by OMP AY Preferred Limited on November 14, 2024.
(3)	Astaris Capital Management LLP (“Astaris”) has shared voting and dispositive power as to 2,332,676 common units. During 2025, Astaris increased the number of common units it beneficially owned by 34% from 1,739,180 to 2,332,676. This information is based on the Schedule 13D/A filed by Astaris Capital Management LLP on December 4, 2025.
(4)	Invesco Ltd. has sole voting power and dispositive power as to 1,776,804 common units. This information is based on the Schedule 13G filed by Invesco Ltd. on February 12, 2021.

On October 31, 2025, the Board received an unsolicited non-binding proposal from KNOT, pursuant to which KNOT proposed to acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $10 in cash per unit (the “KNOT Offer”). The Conflicts Committee of the Partnership’s Board, which is comprised of only non-KNOT-affiliated directors, retained Evercore Group L.L.C., Richards, Layton & Finger, P.A. and IGB Group as independent advisors to assist it in evaluating the KNOT Offer. The Conflicts Committee and its independent advisors reviewed the KNOT Offer carefully and held a series of discussions with KNOT regarding the potential transaction since receiving the proposal. Following such discussions, on March 19, 2026, the parties announced that they were not able to reach an agreement and have therefore terminated discussions regarding the KNOT Offer.

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

As of April 17, 2026, we had 3,541,666 Series A Preferred Units issued and outstanding, of which 2,083,333 units, 1,250,000 units and 208,333 units are held by OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and KNOT, respectively.

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

As of April 17, 2026, we had 252,405 Class B Units outstanding, all of which were held by KNOT.

KNOT exercises influence over the Partnership through our general partner, a wholly owned subsidiary of KNOT, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Board Practices.” KNOT also exercises influence over the Partnership through its beneficial ownership of 29.0% of our common units as of April 17, 2026.

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

Assets Owned by KNOT

Pursuant to the Omnibus Agreement the Partnership entered into with KNOT at the time of its initial public offering, the Partnership has the option to acquire from KNOT any offshore shuttle tankers that KNOT acquires or owns that are employed under charters for periods of five or more years.

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

KNOT owns, or has ordered, the following vessels and has entered into the following charters:

1.	In July 2022, Frida Knutsen was delivered to KNOT from the yard in Korea and commenced in December 2022 on a seven-year time charter contract with Eni for operation in North Sea. The charterer has options to extend the charter by up to a further three years.

2.	In August 2022, Sindre Knutsen was delivered to KNOT from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter by up to a further five years.
3.	In February 2024, KNOT entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels will be built in China and are expected to be delivered over 2026 - 2027.
4.	In August 2024, KNOT entered into a new seven-year time charter contract with Petrorio for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to eight further years. The vessel will be built in China and is expected to be delivered early in 2027.
5.	In October 2024, Hedda Knutsen was delivered to KNOT from the yard in China and commenced in December 2024 on a ten-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.
6.	In March 2025, KNOT entered into a new seven-year time charter contract with Equinor for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to thirteen further years. The vessel will be built in China and is expected to be delivered early in 2028.
7.	In August 2025, KNOT entered into a new seven-year charter contract with Repsol for one vessel firm with an option to charter one further vessel, both to operate in Brazil. The firm vessel has already been ordered, while the optional vessel remains subject to declaration by the charterer. The charterer has an option to extend the firm charter by up to five additional years. The vessel(s) will be built in China and the firm vessel is expected to be delivered in early 2028.
8.	In September 2025, Eli Knutsen was delivered to KNOT from the yard in China and commenced in October 2025 on a fifteen-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.
9.	In December 2025, Knutsen NYK entered into a new ten-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered early in 2028.
10.	In January 2026, Knutsen NYK entered into a new five-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered early in 2028.

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

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the original number of Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. As of April 17, 2026, 252,405 Class B Units remain outstanding.

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

The Live Knutsen is operating in Brazil on a charter contract with Galp Sinopec, for which the current fixed period expires in December 2026, and for which the charterer holds options for a further 6 years. As part of the Live Knutsen Acquisition, KNOT has agreed that if at any time until the end of the first option period (currently scheduled for November 2029), the Live Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the Galp Sinopec charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the Galp Sinopec charter; provided, however, that in the event that for any period during such period the Live Knutsen is chartered under a charter other than the Galp Sinopec charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the Galp Sinopec charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Live Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Live Knutsen until November 2029 on the same basis as if Galp Sinopec had exercised its options through such date.

Hilda Knutsen Charter with Knutsen Shuttle Tankers Pool AS

On September 3, 2022, our subsidiary that owns the Hilda Knutsen entered into a time charter contract with Knutsen Shuttle Tankers Pool AS at a reduced charter rate. The term of this time charter was extended to March 23, 2025, when the Hilda Knutsen was delivered to her next charterer, Shell.

Daqing Knutsen Acquisition

On July 2, 2025, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 37 AS, the company that owns the shuttle tanker Daqing Knutsen, from KNOT (the “Daqing Knutsen Acquisition”). The purchase price for the Daqing Knutsen Acquisition was $95 million, less $70.5 million of outstanding indebtedness under the secured credit facility related to the Daqing Knutsen (the “Daqing Facility”) plus capitalized fees of $0.3 million. The cost of the Daqing Knutsen Acquisition was therefore approximately $24.8 million, and was subject to customary post-closing adjustments for working capital and an interest rate swap. Contractual rights for the time charter contract associated with the Daqing Knutsen obtained in connection with this acquisition were unfavorable relative to market as of the acquisition date and, as a consequence, it is expected that a related contract liability will be recognized.

The Daqing Knutsen is operating in Brazil on a charter contract with PetroChina, for which the current fixed period expires in July 2027, and for which the charterer holds options for a further 5 years. As part of the Daqing Knutsen Acquisition, KNOT has agreed that if at any time during the seven years following the closing date of the Daqing Knutsen Acquisition the Daqing Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the PetroChina charter, then KNOT shall pay the Partnership such rate of hire that would have been in effect and payable under the PetroChina charter; provided, however, that in the event that for any period during such seven years the Daqing Knutsen is chartered under a charter other than the PetroChina charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the PetroChina charter during any such period, then KNOT shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the existing Daqing Knutsen charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, KNOT has effectively guaranteed the hire rate for the Daqing Knutsen until July 2032 on the same basis as if PetroChina had exercised its options through such date.

Fortaleza Knutsen Charter with KNOT

On November 21, 2025, a time charter for the Fortaleza Knutsen was executed with KNOT, to commence in the second quarter of 2026 for a fixed period of one year plus two charterer’s options each for one additional year.

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

Technical Management Agreements

Each of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen, the Synnøve Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Tuva Knutsen, the Live Knutsen and the Daqing Knutsen, which as at December 31, 2025 operate under time charters, is subject to technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below.

As at December 31, 2025, the Vigdis Knutsen operates under a bareboat charter. Under a bareboat charter, the customer is responsible for providing for the crew, technical and commercial management of the vessel. However, the Vigdis Knutsen is subject to an agreement with KNOT Management pursuant to which general monitoring services for the vessel is provided in exchange for an annual fee. Please read “—Management and Administration Agreements”.

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

Annual management fee. Pursuant to each of the technical management agreements, each of the vessel-owning entities paid a fee of $0.83 million per year for 2025 to KNOT Management, as manager, payable in equal monthly installments. This annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. The annual management fee for 2026 has been set at $0.87 million per vessel. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable technical management agreement.

Term. Each of the technical management agreements for the Windsor Knutsen and the Bodil Knutsen continues indefinitely until terminated by either party after giving three months’ written notice. Each of the technical management agreements for the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen, the Synnøve Knutsen, the Tuva Knutsen, the Live Knutsen and the Daqing Knutsen continues indefinitely until terminated by either party after giving six months’ notice.

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

Management and Administration Agreements

Since November 4, 2025, the Vigdis Knutsen has operated under a bareboat charter. As a result, this vessel’s customer is responsible for providing for the crew, technical and commercial management of the vessel. However, this vessel is also subject to a management and administration agreement, pursuant to which the subsidiary that owns and operates this vessel will pay a fee of $0.09 million per annum. This fee for the Vigdis Knutsen will be paid to KNOT Management, as manager, in exchange for general monitoring services. This annual fee is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreements. Any dispute relating to the annual fee adjustment would be settled by dispute resolution provisions set forth in the agreements. The management and administration agreement in respect of the Vigdis Knutsen is due, pursuant to its terms, to continue indefinitely until terminated by either party after giving three months’ written notice. The management and administration agreement could also be terminated by the owner or manager on terms similar to the technical management agreements. This agreement is expected to terminate alongside the termination of the related bareboat charter.

Courses for Crew and Crewing Services

Simsea Real Operations AS, a company jointly owned by Trygve Seglem and by other shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers, and as part of the seafarers competence training program the Partnership has purchased courses for seafarers on the vessels on time charter contracts. The cost is course fees for seafarers. We paid approximately $0.2 million in total fees with respect to this arrangement for the year ended December 31, 2025. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to East European crew on our vessels operating on time charter contracts. The cost is a fixed fee per month per East European crew onboard the vessel. We paid approximately $0.3 million in total fees with respect to this arrangement for the year ended December 31, 2025.

Other Related Party Transactions

The following table summarizes related party expenses charged or allocated to us for the year ended December 31, 2025 and included in the consolidated financial statements. Please read Note 19—Related Party Transactions in the consolidated financial statements included in this Annual Report.

Year Ended
December 31,
(U.S. Dollars in thousands)	2025
Statement of Operations Data:
Time charter and bareboat revenues:	$2,834
Gain from disposal of vessel	1,342
Operating expenses(1)	36,241
General and administrative expenses:	2,491
Total income (expenses)	$(34,556)
(1)	Includes fees paid pursuant to the management and administration agreements, the technical management agreements, courses for crew, crew and crewing services.

Payables to KNOT and KOAS were $0.7 million and $1.7 million, respectively, for the year ended December 31, 2025. In addition, included in trade accounts payable, trading balances due to KOAS were $1.3 million and trading balances due to KNOT were $1.6 million for the year ended December 31, 2025.

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

Distributions to KNOT

We have declared and paid aggregate quarterly distributions of $1.1 million and $1.1 million to KNOT in respect of the years ended December 31, 2025 and 2024, respectively.

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

Our Cash Distribution Policy

On January 11, 2023, we reduced our quarterly common unit distributions on our common units to $0.026 per unit. The quarterly common unit distribution remained at $0.026 until our announcement on April 7, 2026, of an increase to $0.05 per common unit. We expect to continue to use our internally generated cash flow to provide for working capital, reduce our debt levels, consummate accretive acquisitions and strengthen our balance sheet.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.
●	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
●	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended with the approval of a majority of the outstanding common units.

●	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
●	Under Section 51 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.
●	Our common units are subject to the prior distribution rights of any holders of preferred units then outstanding. As of April 17, 2026, there were 3,541,666 Series A Preferred Units issued and outstanding. Under the terms of our partnership agreement, we are prohibited from declaring and paying distributions on our common units until we declare and pay (or set aside for payment) full distributions on the Series A Preferred Units.
●	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3. Key Information—Risk Factors” for a discussion of these factors.

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

During the year ended December 31, 2025, the aggregate amounts of cash distributions paid to common unitholders was $2.5 million.

Class B Units

The Class B Units are a class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are equal to or above the Distribution Threshold, one-eighth of the original number of Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class. As of April 17, 2026, 252,405 Class B Units remain outstanding.

During the year ended December 31, 2025, the aggregate amounts of cash distributions paid to the holder of Class B Units was $nil.

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

During the year ended December 31, 2025, the aggregate amount of cash distributions paid to the holders of the Series A Preferred Units was $6.8 million.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

(2)	Exchange Agreement, dated September 7, 2021, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—IDR Exchange.”
(3)	Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS, as amended by Amendment No. 1, dated May 7, 2015, Amendment No. 2, dated November 28, 2018, Amendment No. 3, dated March 13, 2019 and Amendment No. 4 dated September 13, 2023. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Administrative Services Agreement.”
(4)	Management and Administration Agreements and Technical Management Agreements. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administration Agreements” and “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Technical Management Agreements”, respectively.
(5)	Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(6)	Bareboat Charter, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Raquel Sale and Leaseback.”
(7)	Term Loan Facility Agreement, dated August 25, 2021, among KNOT Shuttle Tankers 24 AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$345 Million Term Loan Facility”
(8)	Memorandum of Agreement, dated June 20, 2022, between Knutsen Shuttle Tankers 15 AS and Four Land (Panama) S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Sale and Leaseback.”
(9)	Bareboat Charter, dated June 20, 2022, between Four Land (Panama) S.A. and Knutsen Shuttle Tankers 15 AS. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Torill Sale and Leaseback.”
(10)	Term Loan Facility Agreement, dated June 2, 2023, among Knutsen Shuttle Tankers XII KS, Knutsen Shuttle Tankers XII AS, Knutsen Shuttle Tankers 13 AS, Knutsen NYK Shuttle Tankers 16 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—$240 Million Loan Facility.”
(11)	Service Agreement, dated August 3, 2023, between KNOT Offshore Partners UK LLC and Derek Lowe. Please read “Item 6. Directors, Senior Management and Employees—Compensation—Executive Compensation.”
(12)	Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto, as amended pursuant to the Assignment and Novation Agreement, dated December 20, 2016, the First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017 and the Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017.
(13)	Registration Rights Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto.

(14)	Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP.
(15)	At-the-Market Issuance Sales Agreement, dated November 2, 2023, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc.
(16)	Share Purchase Agreement, dated September 3, 2024, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to the Partnership’s acquisition of the Tuva Knutsen.
(17)	Share Purchase Agreement, dated September 3, 2024, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to the Partnership’s disposal of the Dan Cisne.
(18)	Settlement Agreement, dated September 3, 2024, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to steps to be taken to effect the Partnership’s acquisition of Tuva Knutsen and disposal of the Dan Cisne.
(19)	Share Purchase Agreement, dated February 27, 2025, and Addendum thereto, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to the Partnership’s acquisition of the Live Knutsen. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Dan Sabia Sale; Live Knutsen Acquisition.”
(20)	Share Purchase Agreement, dated February 27, 2025, and Addendum thereto, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to the Partnership’s disposal of the Dan Sabia. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Dan Sabia Sale; Live Knutsen Acquisition.”
(21)	Settlement Agreement, dated February 27, 2025, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to steps to be taken to effect the Partnership’s acquisition of Live Knutsen and disposal of the Dan Sabia. Please read “Item 7. Major Unitholders and Related Party Transactions—Dan Sabia Sale; Live Knutsen Acquisition.”
(22)	Memorandum of Agreement, dated August 13, 2025, and Addendum No. 1 thereto, between KNOT Shuttle Tankers 34 AS and MI-DAS Line S.A., Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tove Sale and Leaseback.”
(23)	Bareboat Charter, dated August 13, 2025, between KNOT Shuttle Tankers 34 AS and MI-DAS Line S.A. Please read “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Long-Term Debt—Tove Sale and Leaseback.”
(24)	Share Purchase Agreement, dated July 2, 2025, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS relating to the Partnership’s acquisition of the Daqing Knutsen. Please read “Item 7. Major Unitholders and Related Party Transactions—Related Party Transactions—Daqing Acquisition.”

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

Marshall Islands Tax Consequences

Because we and our subsidiaries currently do not and assuming we and our subsidiaries continue not to carry on business or conduct transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law, unitholders that are neither citizens nor residents of the Marshall Islands and that do not maintain offices in nor carry on business or conduct transactions or operations in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to them as unitholders. In addition, such unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of units, and they will not be required by the Republic of the Marshall Islands to file Marshall Islands tax returns relating to their ownership of units.

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

Prospective unitholders who are resident in the United Kingdom for taxation purposes, or who hold their units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units and are responsible for filing their own U.K. tax returns and paying any applicable U.K. taxes (which may be due on amounts received by us but not distributed). The discussion that follows is based upon current United Kingdom tax law and what is understood to be the current practice of HMRC as at the date of this document, both of which are subject to change, possibly with retrospective effect.

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

As of December 31, 2025, we were party to interest rate swap contracts with a combined notional amount of approximately $325.0 million. Under the terms of the interest rate swap contracts, we receive SOFR-based variable interest rate payments and make fixed interest rate payments at fixed rates between 1.55% per annum and 3.80% per annum for all periods. The interest rate swap contracts mature between 2026 and 2032. The notional amount and fair value of our interest rate swap contracts recognized as net derivative liabilities as of December 31, 2025 are as follows:

	December 31, 2025
	Notional	Fair Value
(U.S. Dollars in thousands)	Amount	(asset)
Interest rate swap contracts	$325,024	$4,184

As of December 31, 2025 the Partnership’s net exposure to floating interest rate fluctuations was approximately $297.8 million based on total interest-bearing contractual obligations of $959.6 million, less the Raquel Knutsen, the Torill Knutsen and the Tove Knutsen sale and leaseback facilities of $247.8 million, less interest rate swaps of $325.0 million and less cash and cash equivalents of $89.0 million. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $3.0 million on an annual basis as of December 31, 2025. Please read Note 10 — Derivative Instruments—Interest Rate Risk Management in the consolidated financial statements included in this Annual Report.

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

As of December 31, 2025, we did not have any open foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil production industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2025 and 2024, twelve and thirteen customers, respectively, accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2025, we were in compliance with all financial covenants under our debt agreements.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2025.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management has concluded that our internal controls over financial reporting were effective as of December 31, 2025.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young AS (PCAOB ID: 1572), an independent registered public accounting firm, as stated in its report which appears on page F-5 of our consolidated financial statements.

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

Item 16B. Code of Ethics

The KNOT Offshore Partners LP Code of Business Conduct and Ethics applies to all of our employees, officers and directors. This document is available under the “Governance” tab in the “Investors” section of our website www.knotoffshorepartners.com. We intend to disclose, under this tab of our website, any waivers to or amendments of the KNOT Offshore Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2025 was Ernst & Young AS (PCAOB ID: 1572) Oslo, Norway.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2025 and 2024.

Fees Incurred by the Partnership for Ernst & Young`s Services:

	2025	2024
Audit Fees	$763,431	$654,295
Audit‑Related Fees	—	—
Tax Fees	2,525	2,426
	$765,956	$656,721

Audit Fees

Audit fees for 2025 and 2024 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, including services related to comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees for 2025 and 2024 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to assurance work in connection with accounting consultations and acquisitions.

Tax Fees

Tax fees for 2025 and 2024 are the aggregate fees billed for professional services rendered by the principal accountant related primarily to tax compliance services.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

			Total number of
			common units
	Total number	Average	purchased as part of	Maximum dollar value of
	of common	price paid	all publicly	common units that may
	units	per common	announced plans or	yet be purchased under
Period	purchased(2)	unit	programs (2)	the plans or programs
July 2, 2025 (1)	—	$—	—	$10,000,000
July 3, 2025 - July 31, 2025	119,518	7.1695	119,518	9,143,113
August 1, 2025 - August 31, 2025	100,908	7.2509	220,426	8,411,436
September 1, 2025 - September 30, 2025	5,948	7.8626	226,374	8,365,669
October 1, 2025 - October 31, 2025	158,365	8.7406	384,739	6,980,458
November 1, 2025 - November 30, 2025	—	—	—	—
December 1, 2025 - December 31, 2025	—	$—	—	$—

(1)	No common units were purchased by the issuer during the period of January 1, 2025 through June 30, 2025.
(2)

On July 2, 2025, the Partnership announced a program for the Partnership to repurchase up to $10 million of its common units. All purchases of common units were at prevailing prices on the open market. All purchases of common units set forth in the table above were made pursuant to this program. The program was concluded in October 2025.

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

In particular, the Partnership’s Company Cyber Security Officer (CCSO) reports via the IT Manager to the Chief Executive Officer and Chairman of the Board. The CCSO plays a pivotal role in assessing and managing cybersecurity threats, incidents, and risks at the Partnership. Our CCSO holds a Bachelor’s degree in Information Technology, is a Certified Information Systems Security Professional (CISSP), and has over 7 years’ experience in a cyber security role along with more than 15 years’ experience with the Partnership, KNOT and its affiliates. Our CCSO’s professional development is sustained through various courses and certifications within the IT and information security industry.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements listed below and set forth on pages F-1 through F-54, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

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
1.2

Fourth Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, dated as of September 10, 2021 (incorporated by reference to Exhibit 3.2 of the registrant’s Report on Form 8-A/A filed on September 10, 2021)

2.1

Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 17, 2022)

4.1

Omnibus Agreement, dated April 15, 2013, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 15, 2014)

4.2

Exchange Agreement, dated September 7, 2021, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 7, 2021)

4.3

Administrative Services Agreement, dated February 26, 2013, among KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS (incorporated by reference to Exhibit 10.3 to the registrant’s Amendment No. 1 to Form F-1 Registration Statement (333-186947), filed on March 19, 2013)

4.4

Amendment No. 1 to the Administrative Services Agreement, dated May 7, 2015, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 2, 2015)

4.5

Amendment No. 2 to the Administrative Services Agreement, dated November 28, 2018, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 10, 2019)

4.6

Amendment No. 3 to the Administrative Services Agreement, dated March 13, 2019, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.5 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 10, 2019)

4.7

Amendment No. 4 to the Administrative Services Agreement, dated September 6, 2023, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd., Knutsen OAS Shipping AS and KNOT Management AS (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on September 11, 2023)

4.8

Form of Ship Management Agreement, dated May 13, 2014, between KNOT Shuttle Tankers 21 AS and KNOT Management Denmark AS, (incorporated by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 11, 2024)

4.9

Form of Ship Management Agreement, dated December 8, 2023, between KNOT Shuttle Tankers 20 AS and KNOT Management Denmark AS, (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 11, 2024)

Exhibit Number	Description
4.10

Memorandum of Agreement, dated December 30, 2020, between Knutsen Shuttle Tankers 19 AS and MI-DAS Line S.A., as amended by Addendum No. 1, dated January 14, 2021 (incorporated by reference to Exhibit 4.24 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 18, 2021)

4.11†

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

4.13

Memorandum of Agreement, dated June 20, 2022, between Knutsen Shuttle Tankers 15 AS and Four Land (Panama) S.A. (incorporated by reference to Exhibit 4.2 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.14†

Bareboat Charter, dated June 20, 2022, between Four Land (Panama) S.A. and Knutsen Shuttle Tankers 15 AS (incorporated by reference to Exhibit 4.3 of the registrant’s report on Form 6-K filed on September 2, 2022)

4.15

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

4.16

Service Agreement, dated August 3, 2023, between KNOT Offshore Partners UK LLC and Derek Lowe (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on September 11, 2023)

4.17

Series A Preferred Unit Purchase Agreement, dated December 6, 2016, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on December 6, 2016)

4.18

Assignment and Novation Agreement, dated December 20, 2016, among Offshore Merchant Partners Asset Yield Fund, L.P., OMP AY Preferred Limited and KNOT Offshore Partners LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.19

First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, among KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on February 2, 2017)

4.20

Second Amendment to Series A Preferred Unit Purchase Agreement, dated May 16, 2017, between KNOT Offshore Partners LP and the Purchasers party thereto (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on May 17, 2017)

4.21

Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on June 30, 2017)

4.22

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

Exhibit Number	Description
4.24

Share Purchase Agreement, dated September 3, 2024, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 31 AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 18, 2024)

4.25

Share Purchase Agreement, dated September 3, 2024, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 20 AS (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on September 18, 2024)

4.26

Settlement Agreement, dated September 3, 2024, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on September 18, 2024)

4.27

Share Purchase Agreement, dated February 27, 2025, and Addendum thereto, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 21 AS (incorporated by reference to Exhibit 4.30 to the registrant’s report on Form 20-F filed on March 27, 2025)

4.28

Share Purchase Agreement, dated February 27, 2025, and Addendum thereto, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 27 AS (incorporated by reference to Exhibit 4.31 to the registrant’s report on Form 20-F filed on March 27, 2025)

4.29

Settlement Agreement, dated February 27, 2025, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS (incorporated by reference to Exhibit 4.32 to the registrant’s report on Form 20-F filed on March 27, 2025)

4.30

Share Purchase Agreement, dated July 2, 2025, between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in KNOT Shuttle Tankers 37 AS (incorporated by reference to Exhibit 4.1 to the registrant’s report on Form 6-K filed on September 29, 2025)

4.31

Memorandum of Agreement, dated August 13, 2025, between KNOT Shuttle Tankers 34 AS and MI-DAS Line S.A. (incorporated by reference to Exhibit 4.2 to the registrant’s report on Form 6-K filed on September 29, 2025)

4.32

Addendum No. 1 to Memorandum of Agreement, dated August 13, 2025, between KNOT Shuttle Tankers 34 AS and MI-DAS Line S.A. (incorporated by reference to Exhibit 4.3 to the registrant’s report on Form 6-K filed on September 29, 2025)

4.33†

Bareboat Charter, dated August 13, 2025, between KNOT Shuttle Tankers 34 AS and MI-DAS Line S.A. (incorporated by reference to Exhibit 4.4 to the registrant’s report on Form 6-K filed on September 29, 2025)

8.1*	Subsidiaries of KNOT Offshore Partners LP
11.1	KNOT Offshore Partners LP Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the registrant’s report on Form 20-F filed on March 27, 2025)
12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer
15.1*	Consent of Independent Registered Public Accounting Firm
97.1

KNOT Offshore Partners LP Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 11, 2024)

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
†	Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KNOT OFFSHORE PARTNERS LP

By:	/s/ DEREK LOWE
	Name:	Derek Lowe
	Title:	Chief Executive Officer and Chief Financial Officer

Date: April 17, 2026

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KNOT Offshore Partners LP (the Partnership) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 17, 2026, expressed an unqualified opinion thereon.

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

Vessel impairment
Description of the Matter

The carrying value of the Partnership’s vessels was $1,557 million as of December 31, 2025. As explained in Notes 2(n) and 21 to the consolidated financial statements, the Partnership assesses vessels for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If impairment indicators are identified, the Partnership compares the undiscounted cash flows expected to be generated by that vessel to the carrying value (recoverability test). If the carrying value of the vessel is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. During the year ended December 31, 2025, the Partnership recognized an impairment loss of $20.3 million to write down one vessel’s carrying value to its estimated fair value.

Auditing the Partnership’s measurement of the impairment loss was complex due to the significant estimation uncertainty and judgement in forecasting the future cash flows of the vessels. Specifically, these cash flow estimates are sensitive to significant assumptions including the discount rate, estimation of future hire charter rates and vessel utilization.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Partnership’s impairment assessment process, including controls over management's review of the significant assumptions described above.

To audit the recoverability test, we performed audit procedures that included, among others, analyzing management’s recoverability test by comparing the methodology used against accounting guidance under ASC 360 and practices common in the industry. We tested the reasonableness of estimated future hire charter rates by comparing them to charter rates obtained in the past, third party analyst reports developed by independent market research firms and recent shuttle tanker tender activity undertaken by the Partnership. We tested the source information underlying the calculation as well as the mathematical accuracy of the model. We involved our valuation specialists to assist in assessing the valuation methodology and model used by the Partnership in the impairment process, reviewing both the key inputs and the model used for the discount rate calculation and developing a range of independent discount rate estimates and compared those to the discount rate selected by management.

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

Acquisitions of KNOT Shuttle Tankers 27 AS and KNOT Shuttle Tankers 37 AS
Description of the Matter

As disclosed in Note 24 to the consolidated financial statements, during March 2025 and July 2025, the Partnership completed its acquisition of KNOT Shuttle Tankers 27 AS for a total consideration of $100 million, less $73.4 million of outstanding indebtedness, and completed its acquisition of KNOT Shuttle Tankers 37 AS for a total consideration of $95 million, less $70.5 million of outstanding indebtedness, respectively. Substantially all of the fair value of the assets acquired in each transaction were concentrated in the Live Knutsen (the “Live”) shuttle tanker and in the Daqing Knutsen (the “Daqing”) shuttle tanker, respectively. The transactions were accounted for as asset acquisitions.

Auditing the Partnership's accounting for its acquisitions of KNOT Shuttle Tankers 27 AS and KNOT Shuttle Tankers 37 AS was complex due to the significant judgment and estimation in the Partnership’s determination of the fair values of the Live and the Daqing and associated contract liabilities. The Partnership used discounted cash flows to measure the fair values of the Live Knutsen and the Daqing Knutsen and the related contract liabilities. The significant assumptions used to estimate the fair value of the Live Knutsen and the Daqing Knutsen included discount rate, estimation of daily charter rates and vessel utilization.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Partnership's accounting for the acquisitions, including controls over the valuation model and significant inputs to the valuation of the acquired vessels and related contract liabilities.

To test the fair value of the vessels and associated contract liabilities, with the assistance of our valuation specialists, we performed audit procedures that included, among others, evaluating the appropriateness of the valuation methodologies applied in accordance with ASC 820, including the mathematical accuracy and discount rates used in each of the models. We further evaluated the competence and objectivity of the Partnership’s financial advisors. We compared forecasted time charter rates to the current contractual periods achieved by the vessels and with historical charter rates. We evaluated market and economic factors related to future demand and supply for shuttle tankers which were incorporated into forecasted charter rates, as well as estimated market rates. We involved our valuation specialists to assist in developing a range of independent discount rate estimates and compared those to the discount rates selected by management for each transaction. We evaluated the average utilization against the relevant market conditions for each transaction. We also assessed the adequacy of the acquisition of KNOT Shuttle Tankers 27 AS and KNOT Shuttle Tankers 37 AS disclosures as included in Note 2(b), Note 14 and Note 24 of the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Partnership’s auditor since 2013.

Oslo, Norway

April 17, 2026

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of KNOT Offshore Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited KNOT Offshore Partners LP’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, KNOT Offshore Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Partnership and our report dated April 17, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway

April 17, 2026

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Operations

For the Years Ended December 31, 2025, 2024 and 2023

(U.S. Dollars in thousands, except per unit amounts)

	Year Ended December 31,

(U.S. Dollars in thousands)	2025	2024	2023
Operating revenues: (Notes 2(e), 5, 6 and 19)
Time charter and bareboat revenues	$361,185	$306,915	$277,084
Voyage revenues	466	3,628	8,849
Loss of hire insurance recoveries (Notes 2(t) and 8)	607	5,970	2,840
Other income	2,185	2,086	1,943
Total revenues (Notes 2(e), 5, 6, 8 and 19)	364,443	318,599	290,716

Gain from disposal of vessel (Note 19)	1,342	703	—

Operating expenses:
Vessel operating expenses (Notes 2(e) and 19)	132,030	108,519	93,351
Voyage expenses and commission	1,746	3,600	5,536
Depreciation (Note 14)	119,703	111,817	110,902
Impairment (Notes 2(n), 14 and 21)	20,259	16,384	49,649
General and administrative expenses	7,398	6,067	6,142
Total operating expenses	281,136	246,387	265,580
Operating income	84,649	72,915	25,136
Finance income (expense):
Interest income	3,571	3,636	3,468
Interest expense (Note 9(a))	(62,030)	(67,352)	(72,070)
Other finance expense (Note 9(b))	(755)	(358)	(589)
Realized and unrealized gain (loss) on derivative instruments (Note 10)	(924)	6,798	5,369
Net loss on foreign currency transactions	(89)	(943)	(237)
Total finance expense	(60,227)	(58,219)	(64,059)
Income (loss) before income taxes	24,422	14,696	(38,923)
Income tax benefit (expense) (Notes 2(r) and 18)	(1,163)	(631)	4,595
Net income (loss)	$23,259	$14,065	$(34,328)

Series A Preferred unitholders’ interest in net income (loss)	$6,800	$6,800	$6,800
General Partner’s interest in net income (loss)	302	134	(760)
Limited Partners’ interest in net income (loss)	16,157	7,131	(40,368)
Earnings per unit (Basic): (Note 22)
Common units (basic)	$0.48	$0.21	$(1.19)
Class B units (basic)	$—	$—	$—
General Partner units (basic)	$0.48	$0.21	$(1.19)
Earnings per unit (Diluted): (Note 22)
Common unit (diluted)	$0.48	$0.21	$(1.19)
Class B unit (diluted)	$—	$—	$—
General Partner unit (diluted)	$0.48	$0.21	$(1.19)

The accompanying notes are an integral part of these consolidated financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2025, 2024 and 2023

(U.S. Dollars in thousands)

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Net income (loss)	$23,259	$14,065	$(34,328)
Other comprehensive income, net of tax	—	—	—
Comprehensive income (loss)	$23,259	$14,065	$(34,328)

The accompanying notes are an integral part of these consolidated financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2025 and 2024

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	At December 31, 2025	At December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents (Notes 2(g) and 11)	$88,983	$66,933
Amounts due from related parties (Note 19(c))	705	2,230
Inventories (Notes 2(i) and 13)	4,288	3,304
Derivative assets (Notes 2(q), 10 and 11)	2,276	8,112
Other current assets (Notes 2(j), 12(a) and 12(b))	15,192	14,793
Total current assets	111,444	95,372

Long-term assets:
Vessels, net of accumulated depreciation (Notes 2(k), 2(l), 2(m), 14 and 19(a))	1,557,021	1,462,192
Right-of-use assets (Notes 2(l) and 6)	875	1,269
Deferred tax assets (Notes 2(r) and 18)	2,662	3,326
Derivative assets (Notes 2(q), 10 and 11)	1,908	5,189
Accrued income (Note 2(e))	10,927	4,817
Total Long-term assets	1,573,393	1,476,793
Total assets	$1,684,837	$1,572,165

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable (Note 19(d))	$9,607	$5,766
Accrued expenses (Note 16)	18,428	11,465
Current portion of long-term debt (Notes 11 and 17)	381,126	256,659
Current lease liabilities (Note 6)	406	1,172
Current portion of derivative liabilities (Note 11)	247	—
Income taxes payable (Notes 2(r) and 18)	46	60
Current portion of contract liabilities (Notes 2(o) and 15)	9,024	2,889
Prepaid charter (Note 2(s))	5,650	7,276
Amount due to related parties (Note 19(c))	2,392	1,835
Total current liabilities	426,926	287,122

Long-term liabilities:
Long-term debt (Notes 2(p), 11 and 17)	573,974	648,075
Lease liabilities (Note 6)	469	97
Derivative liabilities (Note 11)	909	—
Contract liabilities (Notes 2(o) and 15)	60,102	23,776
Deferred tax liabilities (Notes 2(r) and 18)	82	91
Deferred revenues (Note 2(e))	1,402	1,869
Total long-term liabilities	636,938	673,908
Total liabilities	1,063,864	961,030
Commitments and contingencies (Notes 2(t) and 20)
Series A Convertible Preferred Units (Notes 22 and 23)	84,308	84,308
Equity:
Partners’ capital:
Common unitholders: 33,660,342 units and 34,045,081 units issued and outstanding at December 31, 2025 and 2024, respectively	523,205	513,603
Class B unitholders: 252,405 units issued and outstanding at December 31, 2025 and 2024, respectively	3,871	3,871
General partner interest: 640,278 units issued and outstanding at December 31, 2025 and 2024, respectively	9,589	9,353
Total partners’ capital	536,665	526,827
Total liabilities and equity	$1,684,837	$1,572,165

The accompanying notes are an integral part of these consolidated financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Changes in Partners’ Capital

For the Years Ended December 31, 2025, 2024 and 2023

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income (loss)	(40,368)	—	(760)	—	(41,128)	6,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(3,541)	—	(66)	—	(3,607)	(6,800)
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
Net income	7,131	—	134	—	7,265	6,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(3,541)	—	(66)	—	(3,607)	(6,800)
Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308
Net income	16,157	—	302	—	16,459	6,800
Other comprehensive income	—	—	—	—	—	—
Repurchase of common units	(3,020)	—	—	—	(3,020)	—
Cash distributions	(3,535)	—	(66)	—	(3,601)	(6,800)
Consolidated balance at December 31, 2025	$523,205	$3,871	$9,589	$—	$536,665	$84,308

The accompanying notes are an integral part of these consolidated financial statements.

KNOT OFFSHORE PARTNERS LP

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025, 2024 and 2023

(U.S. Dollars in thousands)

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
OPERATING ACTIVITIES
Net income (loss) (1)	$23,259	$14,065	$(34,328)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	119,703	111,817	110,902
Impairment	20,259	16,384	49,649
Amortization of contract intangibles / liabilities	(6,756)	(963)	(651)
Amortization of deferred revenue	(467)	(467)	(467)
Amortization of deferred debt issuance cost	2,391	2,221	2,503
Drydocking expenditure	(14,690)	(553)	(19,375)
Income tax (benefit)/expense	1,163	631	(4,595)
Income taxes paid	(127)	(41)	(665)
Unrealized loss on derivative instruments	10,432	8,720	9,200
Unrealized (gain) loss on foreign currency transactions	(609)	776	67
Gain from disposal of vessel	(1,342)	(703)	—
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	3,198	(10,445)	1,650
Decrease (increase) in inventories	(1,066)	583	2,139
Decrease (increase) in other current assets	1,300	(4,371)	6,735
Decrease (increase) in accrued income	(6,110)	(4,817)	—
Increase (decrease) in trade accounts payable	4,263	(4,379)	5,867
Increase (decrease) in accrued expenses	4,006	(4,176)	4,125
Increase (decrease) prepaid charter	(1,626)	6,809	(1,504)
Increase (decrease) in amounts due to related parties	(1,445)	6,054	389
Net cash provided by operating activities	155,736	137,145	131,641

INVESTING ACTIVITIES
Additions to vessel and equipment	(281)	(945)	(2,779)
Proceeds from asset swap (net cash)	1,040	607	—
Acquisition of Daqing Knutsen (net of cash acquired)	(26,049)	—	—
Net cash provided by (used in) investing activities	(25,290)	(338)	(2,779)

FINANCING ACTIVITIES
Proceeds from long-term debt	117,000	60,000	250,000
Repayment of long-term debt	(210,887)	(182,392)	(349,642)
Payment of debt issuance cost	(1,322)	(521)	(2,461)
Cash distributions	(10,401)	(10,407)	(10,407)
Repurchase of common units	(3,020)	—	—
Net cash used in financing activities	(108,630)	(133,320)	(112,510)
Effect of exchange rate changes on cash	234	(475)	(10)
Net increase in cash and cash equivalents	22,050	3,012	16,342
Cash and cash equivalents at the beginning of the period	66,933	63,921	47,579
Cash and cash equivalents at the end of the period	$88,983	$66,933	$63,921
(1)	Included in net income is interest paid amounting to $60.4 million, $65.7 million and $69.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

KNOT OFFSHORE PARTNERS LP

Notes to Consolidated Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013. Prior to the IPO, the Partnership’s predecessor operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by NYK Europe. KNOT’s ownership in the Partnership (including that held by our general partner) has been reduced via the IPO and subsequent offerings to 29.0% of our common units, all of our general partner interest, all our Class B Units and 5.9% of our Series A Preferred Units, as of April 17, 2026.

As of December 31, 2025, the Partnership had a fleet of nineteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen, the Synnøve Knutsen, the Tuva Knutsen, the Live Knutsen and the Daqing Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2026 and 2032. Please see Note 6—Operating Leases.

The consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

On March 3, 2025, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 27 AS, the company that owns the shuttle tanker Live Knutsen, from KNOT (the “Live Knutsen Acquisition”). Simultaneously, KNOT Shuttle Tankers AS sold KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker Dan Sabia, to KNOT (the “Dan Sabia Sale”). The acquisition of the Live Knutsen was accounted for as an acquisition of an asset. As a result of the Live Knutsen Acquisition, the Partnership has recorded the results of operations of the Live Knutsen in its consolidated statement of operations from March 3, 2025. See Note 24—Acquisitions. As a result of the Dan Sabia Sale, the Partnership has recorded the results of operations of the Dan Sabia in its consolidated statement of operations until March 3, 2025.

On July 2, 2025, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 37 AS, the company that owns the shuttle tanker Daqing Knutsen from KNOT (the “Daqing Knutsen Acquisition”). The acquisition of the Daqing Knutsen was accounted for as an acquisition of an asset. As a result of the Daqing Knutsen Acquisition, the Partnership has recorded the results of operations of the Daqing Knutsen in its consolidated statement of operations from July 2, 2025. See Note 24—Acquisitions.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements and the proceeds of any debt or equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows, working capital requirements and ongoing obligations under the Partnership’s lease obligations and financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units assuming the Partnership is able to timely refinance its maturing credit facilities on similar terms as its existing facilities. Accordingly, as of April 17, 2026, the Partnership believes that its current resources are sufficient to meet working capital requirements and other cash requirements for its current business for at least the next twelve months. See Note 17—Long-Term Debt.

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

(e) Revenues and Operating Expenses

The Partnership’s time charter contracts include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customers. The lease element is accounted for as an operating lease on a straight-line basis over the term of the charter, while the non-lease service element consisting of the operation of the vessel is recognized over time as the services are delivered. The Partnership, as lessor, has not disclosed the consideration in the agreement to the separate lease and non-lease components as it was concluded that the inclusion of such information would not provide meaningful information to the users of the Financial statements. The timing and pattern of transfer to the charterer, as the lessee, are the same. Revenue from time charters is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the contract period. Under bareboat charters, the Partnership provides a specified Vessel for a fixed period of time at a specified day rate and the Partnership recognizes revenues from bareboat charters as operating leases on a straight-line basis over the term of the charter. Where the term of the contract is based on the duration of a single voyage, the Partnership evaluates whether the voyage contain leases and, if so, recognizes lease revenue as described above, and if not, recognizes revenue in accordance with ASC 606 upon the satisfaction of the performance obligations in the contract on a load-to-discharge basis.

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

In connection with the extensions of time charter contracts on the Tordis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Bodil Knutsen and the Hilda Knutsen, and the change from time charter to bareboat charter on the Vigdis Knutsen there is a difference in the time/bareboat charter recognized in revenue and the rental payment received from charter, thus there will be accrued income on the balance sheet.

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

Commencing January 1, 2024, the EU Emissions Trading System (EU ETS), was extended to cover carbon dioxide, or CO2, emissions from ships over 5,000 gross tons entering EU ports. The EU ETS covers (a) 50% of emissions from voyages either starting in or ending in an EU port, and (b) 100% of emissions from voyages between two EU ports or emissions generated while a ship is within an EU port.

Shipping companies will have to surrender EU ETS emissions allowances (EU Allowances, EUAs) for each ton of reported CO2 emissions in the scope of the EU ETS. There is a phase-in period for the regulations, as allowances will have to be submitted for 40% of 2024 emissions, 70% of 2025 emissions and 100% of emissions for 2026 and subsequent years.

EUAs are valued based upon a market approach utilizing prices published on an EUA market index. The value of the EUAs to be provided to the Partnership under the time charter contracts with the charterers of its vessels is included in “Time charter and bareboat revenues” in the consolidated statements of operations. The value of the EUA obligations incurred by the Partnership under the EU ETS are included in “Vessel operating expenses” or “Voyage expenses and commission” when the vessel is off-hire or operating in the spot market. The EUAs are measured at the estimated cost of purchasing the credits from the EUA market, based on the date of completing a voyage.

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

The allowance for expected credit losses is the Partnership’s best estimate of the expected credit losses over the remaining lives of the assets. Expected credit losses are estimated using historical credit loss experience, relevant available information, from internal and external sources, relating to current conditions and reasonable and supportable forecasts of economic conditions impacting the collectability of the assets. There was no allowance for expected credit loss or amounts written off against the allowance as of December 31, 2025, 2024 and 2023.

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

(j) Other Current Assets

Other current assets principally consist of prepaid expenses, other receivables and EUAs receivables from the charterers (EUAs relating to emissions required to be surrendered to the EU authorities are presented within Accrued expenses).

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

As of December 31, 2025, depreciation on vessels and equipment is calculated on a straight-line basis over the asset’s estimated useful life, less an estimated residual value, as follows:

Useful Life
Hull	20 years
Anchor-handling, loading and unloading equipment	20 years
Main/auxiliary engine	20 years
Thruster, dynamic positioning systems, cranes and other equipment	20 years
Drydock costs	2.5 – 5 years

A vessel is depreciated to its estimated residual value, which is calculated based on the weight of the ship and estimated steel price. Any cost related to the disposal is deducted from the residual value.

Prior to June 30, 2021, the useful life of the Partnership’s vessels and equipment was assessed as 25 years commencing from the date the vessel and equipment were delivered from the shipyard. The useful life was reassessed by the Partnership as being 23 years as of June 30, 2021. As of December 31, 2025, the Partnership considered factors related to the ongoing use of the vessels and equipment, gradual shifts in market conditions and other long-term factors associated with the global oil and maritime transportation industries and based on this has reassessed the useful life as being 20 years.

This change in estimate will be applied prospectively from January 1, 2026 and impacts the entire fleet of shuttle tanker vessels. The change in estimate did not impact income, net income nor earnings per share basic and diluted for the year ended December 31, 2025.

(l) Right-of-use assets and lease liabilities

The Partnership assesses whether a contract contains a lease at inception of the contract. The assessment involves the exercise of judgement about whether it depends on a specified asset, whether the Partnership obtains substantially all the economic benefits from the use of that asset, and whether the Partnership has the right to direct the use of the asset. The Partnership does not separate lease components from non-lease components as lessee. The Partnership recognizes a right-of-use asset and a lease liability at the lease commencement date, except for short-term leases of twelve months or less, which are expensed on a straight-line basis over the lease term.

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

The contract related intangible liabilities and their amortization periods at acquisition dates are as follows:

Amortization
Intangible category	Period
Unfavorable contractual rights—Fortaleza Knutsen	12 years
Unfavorable contractual rights—Recife Knutsen	12 years
Unfavorable contractual rights—Tuva Knutsen	12 years
Unfavorable contractual rights—Live Knutsen	8 years
Unfavorable contractual rights—Daqing Knutsen	7 years

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

The unfavorable contractual rights for the time charter contract associated with Live Knutsen were obtained in connection with an acquisition in 2025 that had unfavorable contractual terms relative to market as of acquisition date. The Live Knutsen commenced on its 5 year time charter contract in January 2022, with options to declare additional terms for up to a total of 6 years. The unfavorable contract rights related to the Live Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in December 2032.

The unfavorable contractual rights for the time charter contract associated with Daqing Knutsen were obtained in connection with an acquisition in 2025 that had unfavorable contractual terms relative to market as of acquisition date. The Daqing Knutsen commenced on its 5 year time charter contract in July 2022, with options to declare additional terms for up to a total of 5 years. The unfavorable contract rights related to the Daqing Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in July 2032.

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

(s) Prepaid Charter

Under terms of the time charters and bareboat charters, the customer pays for the month’s charter the first day of each month. If they pay in advance, the amount is recorded as prepaid charter revenues.

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

(v) Recently Adopted Accounting Standards

On December 14, 2023, the Financial Accounting Standards Board (“FASB”) issued an amendment to the Accounting Standard Update (“ASU”) ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied either prospectively or retrospectively to all periods presented in the financial statements. The adoption of ASU 2023-09 did not have a material impact on the Partnership’s consolidated financial statements and disclosures.

(w) New Accounting Standards Not Yet Adopted

On November 4, 2024, the FASB issued ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (DISE), which requires a public entity to disclose, on an annual and interim basis, disaggregated information about certain income statement line items in a tabular format in the notes to the financial statements. The ASU, which does not change what a public entity presents on the face of its income statement, establishes a new subtopic, ASC 220-40, that sets minimum disaggregated expense disclosure requirements. The ASU also requires separate disclosures of selling expenses and an entity’s definition of those expenses. The new guidance is effective for public entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Partnership has not yet adopted this ASU and is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements and related disclosures.

On December 4, 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. The new guidance leverages the principles in the accounting framework for government assistance in International Financial Reporting Standards (“IFRS”), specifically IAS 20, Accounting for Government Grants and Disclosure of Government Assistance; makes certain targeted improvements; and modifies certain of the existing disclosure requirements in ASC 832, Government Assistance. The new guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted in any period for which financial statements have not yet been issued. The guidance can be applied on a modified prospective basis, a modified retrospective basis, or a full retrospective basis. The new guidance is not expected to materially impact the Partnership.

The Partnership has reviewed all other recently issued accounting pronouncements and has not identified any new or amended standards that would have a material impact on the Partnership’s current accounting policies.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions occurred in connection with KNOT’s transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT Offshore Partners UK LLC (“KNOT UK”) its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. This was accounted for as a capital contribution by KNOT to the Partnership.

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”), which entitled KNOT to increasing percentages of the cash the Partnership distributed in excess of $0.43125 per unit per quarter.
(iii)	The Partnership issued 349,694 general partner units to the General Partner representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs were expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts, commissions and structuring fees and offering expenses payable by the Partnership) were used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The remainder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements, including:

●	An Administrative Services Agreement with KNOT UK, pursuant to which:
●	KNOT UK agreed to provide to the Partnership administrative services; and
●	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd. (“KOAS UK”) and Knutsen OAS Shipping AS (“KOAS”), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);
●	Amended Technical Management Agreements with KNOT Management AS (“KNOT Management”), a wholly owned subsidiary of KNOT, that govern the crew, technical and commercial management of the vessels in the fleet;
●	A Contribution and Sale Agreement with KNOT pursuant to which the Partnership acquired the entities that comprised its initial fleet;
●	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet in connection with the IPO and to include a $20.0 million revolving credit facility; and
●	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:
●	To what extent the Partnership and KNOT may compete with each other;
●	The Partnership’s option to purchase the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen and the Raquel Knutsen from KNOT;
●	Certain rights of first offer on shuttle tankers operating under charters of five or more years;
●	The provision of certain indemnities to the Partnership by KNOT; and
●	KNOT’s guarantee of the payment of the hire rate under the original Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Subsidiaries

The following table lists the Partnership’s subsidiaries and their purpose as of December 31, 2025.

Company Name	Jurisdiction of Formation	Purpose
KNOT Offshore Partners UK LLC	Marshall Islands	Holding Company
KNOT Shuttle Tankers AS	Norway	Holding Company
KNOT Shuttle Tankers 17 AS	Norway	Owner of the Bodil Knutsen
KNOT Shuttle Tankers 18 AS	Norway	Owner of the Windsor Knutsen
Knutsen Shuttle Tankers XII AS	Norway	Owner of the Fortaleza Knutsen and the Recife Knutsen
Knutsen Shuttle Tankers 13 AS	Norway	Owner of the Carmen Knutsen
Knutsen Shuttle Tankers 14 AS	Norway	Owner of the Hilda Knutsen
Knutsen Shuttle Tankers 15 AS	Norway	Owner of the Torill Knutsen
Knutsen NYK Shuttle Tankers 16 AS	Norway	Owner of the Ingrid Knutsen
Knutsen Shuttle Tankers 19 AS	Norway	Owner of the Raquel Knutsen
KNOT Shuttle Tankers 24 AS	Norway	Owner of the Tordis Knutsen
KNOT Shuttle Tankers 25 AS	Norway	Owner of the Vigdis Knutsen
KNOT Shuttle Tankers 26 AS	Norway	Owner of the Lena Knutsen
KNOT Shuttle Tankers 27 AS	Norway	Owner of the Live Knutsen
KNOT Shuttle Tankers 32 AS	Norway	Owner of the Brasil Knutsen
KNOT Shuttle Tankers 30 AS	Norway	Owner of the Anna Knutsen
KNOT Shuttle Tankers 34 AS	Norway	Owner of the Tove Knutsen
KNOT Shuttle Tankers 35 AS	Norway	Owner of the Synnøve Knutsen
KNOT Shuttle Tankers 31 AS	Norway	Owner of the Tuva Knutsen
KNOT Shuttle Tankers 37 AS	Norway	Owner of the Daqing Knutsen

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

As of December 31, 2025, all of the Partnership’s Vessel crews, which are employed through KOAS, were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Partnership did not incur any loss relating to its trade receivables during the years ended December 31, 2025, 2024 and 2023.

The following table presents time charter and bareboat revenues and percentage of revenues for material customers that accounted for 10% and more of the Partnership’s revenues during the years ended December 31, 2025, 2024 and 2023. Aside from KNOT, all of these customers are subsidiaries of major international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2025		2024		2023
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	$80,986	22%	$73,337	24%	$33,019	12%
Equinor ASA	55,186	15%	53,297	17%	36,563	13%
Eni Trading and Shipping S.p.A.	46,734	13%	6,636	2%	—	—%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A.	38,422	11%	41,235	13%	36,946	13%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	38,433	11%	24,127	8%	41,030	14%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	36,903	10%	42,238	14%	51,743	18%
KNOT	$2,834	1%	$28,008	9%	$28,682	10%

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

The following table presents the Partnership’s revenues by time charter, bareboat charters and other revenues for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Time charter revenues (service element included)	$359,094	$302,061	$246,670
Bareboat charter revenues	2,091	4,854	30,414
Total time charter and bareboat revenues	361,185	306,915	277,084
Other revenues (voyage revenues, loss of hire insurance recoveries and other income)	3,258	11,684	13,632
Total revenues	$364,443	$318,599	$290,716

See Note 2(l)—Right-of-use assets and lease liabilities.

As of December 31, 2025, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including the service element of time charters, but excluding unexercised customer option periods and excluding any contracted revenues signed after December 31, 2025):

(U.S. Dollars in thousands)
2026	$339,036
2027	260,287
2028	151,940
2029	93,032
2030	48,062
2031 and thereafter	37,485
Total	$929,842

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

The Partnership’s fleet as of December 31, 2025 consisted of:

●	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract that expires in April 2026 with Fronape International Company, a subsidiary of Petrobras Transporte S.A. (“Transpetro”). Following a scheduled drydocking, the vessel will commence operating under a time charter with KNOT in the second quarter of 2026 for a fixed period of one year, with options for the charterer to extend the charter by two one year periods.
●	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract that expires in August 2026 with Transpetro;
●	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract with Equinor that expires in March 2029, with options for the charterer to extend the charter by two further one-year periods;
●	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter contract with ExxonMobil that expires in June 2027;
●	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter that expires in January 2026, with Repsol Sinopec Brasil, S.A. a subsidiary of Repsol Sinopec Brasil, B.V. (“Repsol”). Thereafter, the Carmen Knutsen will commence a new time charter with PetroChina in February 2026 that expires in February 2030 with an option for the charterer to extend the charter one additional year;
●	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell (“Shell”) that expires in March 2027;
●	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Eni Trade and Biofuels S.p.A. (“Eni”), that expires in December 2027, with options for the charterer to extend the charter by three one-year periods;
●	the Ingrid Knutsen, a shuttle tanker built in 2013 currently operating under a time charter contract with Eni that expires in October 2026, with options for the charterer to extend the charter by two one-year periods;
●	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter that expires in June 2028 with Repsol, with options for the charterer to extend the charter by one two-year period;

●	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter with Shell that expires in July 2028, with options for the charterer to extend the charter by three one-year periods;
●	the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a bareboat charter with Shell that expires in November 2030, with an option for the charterer to extend the charter for two years;
●	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with Shell that expires in September 2028, with options for the charterer to extend the charter by three one-year periods;
●	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Equinor that expires in November 2027 with options for the charterer to extend the charter by two one-year periods;
●	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with TotalEnergies that expires in May 2027. Thereafter, the Anna Knutsen will commence a new time charter with an oil major in June 2027 for a fixed period of one year plus a charterer’s option to extend the charter by three one-year periods;
●	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in November 2027 with Equinor, with multiple options to extend the charter until November 2040;
●	the Synnøve Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter that expires in February 2027 with Equinor, with multiple options to extend the charter until February 2042;
●	the Tuva Knutsen, a shuttle tanker built in 2021 that is currently operating under a time charter that expires in February 2029 with TotalEnergies, with multiple options to extend the charter until February 2036. As part of the Tuva Knutsen Acquisition, KNOT has effectively guaranteed the hire rate for the Tuva Knutsen until September 2031 on the same basis as if TotalEnergies had exercised its options through such date;
●	the Live Knutsen, a shuttle tanker built in 2021 that is currently operating under a time charter that expires in December 2026 with Galp Sinopec, with multiple options to extend the charter until December 2032. As part of the Live Knutsen Acquisition, KNOT has effectively guaranteed the hire rate for the Live Knutsen until November 2029 on the same basis as if Galp Sinopec had exercised its options through such date; and
●	the Daqing Knutsen, a shuttle tanker built in 2021 that is currently operating under a time charter that expires in July 2027 with PetroChina, with an option to extend the charter until July 2032. As part of the Daqing Knutsen Acquisition, KNOT has effectively guaranteed the hire rate for the Daqing Knutsen until July 2032 on the same basis as if PetroChina had exercised its options through such date.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of December 31, 2025 and 2024, the right-of-use asset and lease liability for operating leases was $0.9 million and $1.3 million and are presented as separate line items on the balance sheets, respectively. The operating lease cost and corresponding cash flow effect for 2025 was $0.5 million. As of December 31, 2025, the weighted average discount rate for the operating leases for the portfolio was 6.35%. The rate was determined using the expected incremental borrowing rate for a loan facility of similar term. As of December 31, 2025, the weighted average remaining lease terms are 2.1 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of December 31, 2025 is as follows:

(U.S. Dollars in thousands)
2026	$449
2027	449
2028	37
2029	—
2030 and thereafter	—
Total	935
Less imputed interest	60
Carrying value of operating lease liabilities	$875

7) Segment Information

The Partnership has one reportable segment: the shuttle tanker segment. The shuttle tanker segment generates revenues by charging customers for the hire of our vessels and for services related to the loading, transportation and discharge of their crude oil using the vessels in our fleet. We mainly provide all of these services under time charters and bareboat charters. As of December 31, 2025, the Partnership’s fleet consisted of eighteen vessels operating under time charters and one vessel operating under a bareboat charter. As of December 31, 2024, the Partnership’s fleet consisted of eighteen vessels, and operated solely under time charters. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s chief operating decision maker does not evaluate performance according to geographical region.

The following table presents time charter and bareboat revenues and percentages of revenues for material customers that accounted for more than 10% of the Partnership’s consolidated revenues during the years ended December 31, 2025, 2024 and 2023. Aside from KNOT, all of these customers are subsidiaries of major national or international oil companies.

	Year Ended December 31,
(U.S. Dollars in thousands)	2025		2024		2023
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	$80,986	22%	$73,337	24%	$33,019	12%
Equinor ASA	55,186	15%	53,297	17%	36,563	13%
Eni Trading and Shipping S.p.A.	46,734	13%	6,636	2%	—	—%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V., combined with Repsol Trading S.A.	38,422	11%	41,235	13%	36,946	13%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	38,433	11%	24,127	8%	41,030	14%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	36,903	10%	42,238	14%	51,743	18%
KNOT	$2,834	1%	$28,008	9%	$28,682	10%

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

The chief operating decision maker manages the business activities on a consolidated basis and assesses performance for the shuttle tanker segment based on operating income that also is reported on the Consolidated Statements of Operations. Although separate vessel financial information is available, the chief operating decision maker internally evaluates the performance of the Partnership as a whole and not on basis of each vessel or charters. As a result, the Partnership has determined that it has one reportable segment. Consolidated expense information presented within the Consolidated Statements of Operations are considered to be significant expenses as they are important to the Partnership’s segment and regularly reported to the chief operating decision maker. The Partnership has not identified any other significant expense categories. The measure of segment assets is reported on the balance sheets as Consolidated Balance Sheets.

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

The decisions related to resource allocation and the assessment of the operating results of the Partnership is the responsibility of board of directors, top executives and the entity that has technical management of the vessels on time charters. The Partnership’s chief operating decision maker is as such the Board of Directors.

The Partnership does not have intra-entity sales or transfers.

For information about reported segment assets, segment revenue, significant segment expense categories and segment profit or loss, reference is made to the Consolidated Balance Sheets and Consolidated Statements of Operations.

8) Insurance Proceeds

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are recognized when the proceeds are received. As of December 31, 2025, the Partnership had open insurance claims for loss of hire and hull and machinery recoveries of $0.0 million and $0.02 million, respectively, which were recorded as part of Other current assets. As of December 31, 2024, the Partnership had open insurance claims for loss of hire and hull and machinery recoveries of $3.9 million and $0.0 million, respectively, which were recorded as part of Other current assets. See Note 12(b)—Other Current Assets.

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

As of December 31, 2025, loss of hire proceeds of $0.6 million related to the Live Knutsen were recognized as a component of total revenues, since day rates are recovered under the terms of the policy.

9) Other Finance Expenses

(a) Interest Expense

The following table presents the components of interest expense as reported in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Interest expense	$59,639	$65,131	$69,567
Amortization of debt issuance cost and fair value of debt assumed	2,391	2,221	2,503
Total interest expense	$62,030	$67,352	$72,070

(b) Other Finance Expense

The following table presents the components of other finance expense for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Bank fees, charges	$532	$258	$554
Guarantee costs	—	60	—
Commitment fees	223	40	35
Total other finance expense	$755	$358	$589

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

As of December 31, 2025 and 2024, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $325.0 million and $417.9 million, respectively. As of December 31, 2025 and 2024, the carrying amount of the interest rate swap contracts was a net asset of $3.0 million and a net asset of $13.3 million, respectively. See Note 11—Fair Value Measurements.

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

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Realized gain (loss):
Interest rate swap contracts	$9,508	$15,518	$14,648
Foreign exchange forward contracts	—	—	(79)
Total realized gain (loss):	9,508	15,518	14,569
Unrealized gain (loss):
Interest rate swap contracts	(10,432)	(8,720)	(9,200)
Total unrealized gain (loss):	(10,432)	(8,720)	(9,200)
Total net realized gain and unrealized loss on derivative instruments:	$(924)	$6,798	$5,369

11) Fair Value Measurements

(a) Fair Value of Assets and Liabilities

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31, 2025		December 31, 2024
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Recurring:
Financial assets:
Cash and cash equivalents	$88,983	$88,983	$66,933	$66,933
Current derivative assets:
Interest rate swap contracts	2,276	2,276	8,112	8,112
Non-current derivative assets:
Interest rate swap contracts	1,908	1,908	5,189	5,189
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	247	247	—	—
Non-current derivative liabilities:
Interest rate swap contracts	909	909	—	—
Long-term debt, current and non-current	959,633	941,525	909,653	887,192
Non-recurring:
Non-current asset:
Vessel	$59,498	$59,498	$—	$—

The carrying amounts shown in the table above are included in the consolidated balance sheets under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $4.5 million and $4.9 million as of December 31, 2025 and 2024, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2025 and 2024 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of December 31, 2025 and 2024 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 1.6 years and 1.0 years, as of December 31, 2025 and 2024, respectively), (2) the notional amount of the swap contract (ranging from $14.4 million to $50.0 million as of December 31, 2025 and ranging from $13.8 million to $27.9 million as of December 31, 2024), discount rates interpolated based on relevant SOFR swap curves; and (3) the rate on the fixed leg of the swap contract rates ranging from 1.55% to 3.80% for the contracts as of December 31, 2025 and 0.71% to 2.90% as of December 31, 2024.

●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT and the Partnership for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.
●	Vessels: In estimating fair value, the Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the global oil and maritime transportation industries. This exercise in the fourth quarter of 2025 resulted in an impairment of the Bodil Knutsen owing to her high carrying value and the potential for her earnings in the hands of the Partnership to cease at the age of 20 years. This exercise in the fourth quarter of 2025 resulted in an impairment in respect of this vessel using a discounted cash flow approach. The Partnership determined the discounted cash flows for the vessel using projected future redeployment opportunities and estimated residual value, discounted at an estimated market participant rate of 9.18%. The projected future redeployment opportunities take into consideration the Partnership’s projected time charter rates that the Partnership believes could be contracted in future periods. In establishing these estimates, the Partnership considered the specific attributes of the vessel, current and future potential discussions with potential customers, and available redeployment opportunities.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2025 and December 31, 2024:

		Fair Value Measurements
		at Reporting Date Using
		Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	31, 2025	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$88,983	$88,983	$—	$—
Current derivative assets:
Interest rate swap contracts	2,276	—	2,276	—
Non-current derivative assets:
Interest rate swap contracts	1,908	—	1,908	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	247	—	247	—
Non-current derivative liabilities:
Interest rate swap contracts	909	—	909	—
Long-term debt, current and non-current	959,633	—	941,525	—
Non-recurring:
Non-current asset:
Vessel	$59,498	$—	$—	$59,498

		Fair Value Measurements
		at Reporting Date Using
		Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	31, 2024	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$66,933	$66,933	$—	$—
Current derivative assets:
Interest rate swap contracts	8,112	—	8,112	—
Non-current derivative assets:
Interest rate swap contracts	5,189	—	5,189	—
Financial liabilities:
Long-term debt, current and non-current	$909,653	$—	$887,192	$—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of December 31, 2025 and December 31, 2024. As of December 31, 2025, one non-recurring asset was recognized as Level 3. The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2025.

			Significant
	Fair		unobservable
(U.S. Dollars in thousands)	Value	Valuation technique	inputs:	WACC (1)
Non-Recurring:
Non-current assets:
Bodil Knutsen	$59,498	Discounted cash flow	Discount rate	9.18%

(1) WACC is defined as weighted average cost of capital.

12) Trade Accounts Receivable and Other Current Assets

(a) Trade Accounts Receivable

Trade accounts receivable are presented as part of Other current assets, see Note 12(b)—Other Current Assets. Trade accounts receivable are presented net of provisions for expected credit loss. As of December 31, 2025 and 2024, there was no provision for expected credit loss.

(b) Other Current Assets

Other current assets consist of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2025	2024
Trade receivables	$3,694	$6,251
Trade receivables due from KNOT and affiliates (see Note 19 (d))	1	804
Insurance claims for recoveries (refer to note 5 )	16	3,877
Refund of value added tax	1,606	1,337
Prepaid expenses	1,537	1,505
EU ETS current receivables	6,597	—
Other receivables	1,741	1,019
Total other current assets	$15,192	$14,793

13) Inventory

The following table presents the inventory as of December 31, 2025 and December 31, 2024:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2025	2024
Lubricating oil	$4,288	$3,304
Total inventory	$4,288	$3,304

14) Vessels and Equipment

	Vessels &	Accumulated	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	impairment	Net Vessels
Vessels, December 31, 2023	$2,398,434	$(826,366)	$(79,070)	$1,492,998
Additions (1)	126,106	—	—	126,106
Drydock costs	553	—	—	553
Disposals (2)	(103,537)	43,973	30,300	(29,264)
Depreciation and impairment for the period (3)	—	(111,817)	(16,384)	(128,201)
Vessels, December 31, 2024	$2,421,556	$(894,210)	$(65,154)	$1,462,192
Additions (4 and 6)	244,669	—	—	244,669
Drydock costs	14,690	—	—	14,690
Disposals (5)	(115,824)	55,522	35,734	(24,568)
Depreciation and impairment for the period (3)	—	(119,703)	(20,259)	(139,962)
Vessels, December 31, 2025	$2,565,091	$(958,391)	$(49,679)	$1,557,021

As of December 31, 2025 and 2024, Vessels with a book value of $1,557 million and $1,462 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 17—Long-Term Debt.

(1)	On September 3, 2024 the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 31 AS, the company that owns and operates the Tuva Knutsen. This acquisition was accounted for as an acquisition of assets. See Note 24—Acquisitions.
(2)	On September 3, 2024 the Partnership sold to KNOT its 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne. This sales transaction was part of an asset swap. See footnote (1) above and see Note 19 (a)—Related Parties.
(3)	The carrying values of the Dan Sabia and the Dan Cisne were written down to their estimated fair values as of June 30, 2024 and the carrying value of the Bodil Knutsen was written down to its estimated fair value as of December 31, 2025. See Note 21—Impairment of Long - Lived Assets.
(4)	On March 3, 2025, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 27 AS, the company that owns and operates the Live Knutsen. This acquisition was accounted for as an acquisition of assets. See Note 24—Acquisitions.
(5)	On March 3, 2025, the Partnership sold to KNOT its 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. This sales transaction was part of an asset swap. See footnote (4) above and see Note 19(a)—Related Parties.
(6)	On July 2, 2025, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 37 AS, the company that owns and operates the Daqing Knutsen. This acquisition was accounted for as an acquisition of assets. See Note 24—Acquisitions.

Drydocking activity for the years ended December 31, 2025 and 2024 is summarized as follows:

(U.S. Dollars in thousands)	At December 31, 2025	At December 31, 2024
Balance at the beginning of the year	$28,661	$40,587
Costs incurred for drydocking	14,690	553
Costs re-allocated to drydocking due to change of contract	—	2,039
Costs allocated to drydocking as part of acquisition of asset	2,340	910
Drydock amortization as part of sale of asset	(1,526)	(1,490)
Drydock amortization	(14,842)	(13,938)
Balance at the end of the year	$29,323	$28,661

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

The unfavorable contractual rights for the time charter contract associated with Live Knutsen were obtained in connection with an acquisition in 2025 that had unfavorable contractual terms relative to market as of acquisition date. The Live Knutsen commenced on its 5 year time charter contract in January 2022, with options to declare additional terms for up to a total of 6 years. The unfavorable contract rights related to the Live Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in December 2032.

The unfavorable contractual rights for the time charter contract associated with Daqing Knutsen were obtained in connection with an acquisition in 2025 that had unfavorable contractual terms relative to market as of acquisition date. The Daqing Knutsen commenced on its 5 year time charter contract in July 2022, with options to declare additional terms for up to a total of 5 years. The unfavorable contract rights related to the Daqing Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in July 2032.

	Unfavourable	Unfavourable	Unfavourable	Total
	contract rights	contract rights	contract rights	Contract
(U.S. Dollars in thousands)	Tuva Knutsen	Live Knutsen	Daqing Knutsen	liabilities
Contract liabilities, December 31, 2023	$—	$—	$—	$—
Additions	(27,628)	—	—	(27,628)
Amortization for the period	963	—	—	963
Contract liabilities, December 31, 2024	(26,665)	—	—	(26,665)
Additions	—	(24,463)	(24,754)	(49,217)
Amortization for the period	2,406	2,602	1,748	6,756
Contract liabilities, December 31, 2025	$(24,259)	$(21,861)	$(23,006)	$(69,126)

The following table presents the Partnership’s outstanding contract liabilities as of December 31, 2025.

(U.S. Dollars in thousands)
2026	$(9,024)
2027	(9,024)
2028	(9,024)
2029	(9,024)
2030 and thereafter	(33,030)
Total	$(69,126)

Accumulated amortization for contract liabilities was $7.7 million and $1.0 million as of December 31, 2025 and 2024, respectively.

16) Accrued expenses

The following table presents accrued expenses as of December 31, 2025 and December 31, 2024:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2025	2024
Operating expenses	$5,456	$3,629
Interest expenses	4,834	4,936
EU ETS	6,805	—
Other expenses	1,333	2,900
Total accrued expenses	$18,428	$11,465

17) Long-Term Debt

Long-term debt as of December 31, 2025 and 2024, consisted of the following:

		December 31,	December 31,
(U.S. Dollars in thousands)	Vessel	2025	2024
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$238,343	$263,438
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	151,321	186,792
$60 million Hilda loan facility	Hilda Knutsen	48,750	56,250
$192.1 million loan facility	Tove Knutsen and Synnøve Knutsen	—	144,597
$69 million Tuva loan facility	Tuva Knutsen	62,568	67,744
$73 million Live loan facility	Live Knutsen	69,658	—
$71 million Synnøve loan facility	Synnøve Knutsen	71,076	—
$70 million Daqing loan facility	Daqing Knutsen	68,130	—
$25 million revolving credit facility with NTT		2,000	1,500
$25 million revolving credit facility with SBI Shinsei		—	25,000
Raquel Sale & Leaseback	Raquel Knutsen	68,010	73,653
Torill Sale & Leaseback	Torill Knutsen	81,921	90,679
Tove Sale & Leaseback	Tove Knutsen	97,856	—
Total long-term debt		$959,633	$909,653
Less: current installments		383,146	258,739
Less: unamortized deferred loan issuance costs		2,020	2,080
Current portion of long-term debt		381,126	256,659
Amounts due after one year		576,487	650,914
Less: unamortized deferred loan issuance costs		2,513	2,839
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$573,974	$648,075

The Partnership’s outstanding debt of $959.6 million as of December 31, 2025 is repayable as follows:

	Sale &	Period	Balloon
(U.S. Dollars in thousands)	Leaseback	repayment	repayment	Total
2026	$20,258	$78,685	$284,203	$383,146
2027	21,246	38,613	156,679	216,538
2028	22,345	17,979	78,824	119,148
2029	23,373	4,738	—	28,111
2030	24,515	4,738	47,387	76,640
2031 and thereafter	136,050	—	—	136,050
Total	$247,787	$144,753	$567,093	$959,633

As of December 31, 2025, the interest rates on the Partnership’s loan agreements were SOFR plus a fixed margin ranging from 1.9% to 2.4%.

As shown on the balance sheet at December 31, 2025 and as disclosed in the table above, the Partnership has significant debt coming due within one year, of which approximately $284.2 million relates to balloon repayments on certain facilities as described further below. The Partnership has commenced discussions and negotiations with its lending group and other institutions and advisors concerning the refinancing of all of its credit facilities that mature in 2026. However, if the Partnership is not able to secure the refinancing of this debt, there will be insufficient liquid funds necessary to repay the debt at maturity.

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

The $345 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain Liquidity equal to or greater than $250,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $345 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including if the aggregate market value of the vessels is less than 125% of the outstanding balance under the facility, upon a total loss or sale of a vessel and customary events of default. As of December 31, 2025, the borrowers and the guarantors were in compliance with all financial covenants under this facility.

$240 Million Senior Secured Term Loan Facility

On June 2, 2023, the Partnership’s subsidiaries which own the Vessels entered into the $240 Million Loan Facility, which consists of a five-year term loan. The $240 Million Loan Facility bears interest at a rate per annum equal to SOFR plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in June 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and KNOT Shuttle Tankers AS and secured by mortgages on the Vessels. The Vessels, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the $240 Million Loan Facility.

The $240 Million Loan Facility contains the following financial covenants:

●	Each borrower shall at all times maintain liquidity equal to or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $240 Million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the aggregate market value of the vessels is less than 130% of the outstanding balance under the $240 Million Loan Facility (or less than 166% after June 2, 2027), upon a total loss or sale of a vessel and customary events of default. As of December 31, 2025, the borrowers and the guarantors were in compliance with all financial covenants under this facility.

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

The $60 Million Hilda Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 vessels (of which a minimum of $10 million must be cash);
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $60 Million Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 135% of the outstanding loan under the $60 Million Hilda Facility, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrowers and the guarantors were in compliance with all financial covenants under this facility.

$192.1 Million Secured Loan Facility

In July 2019, KNOT Shuttle Tankers 34 AS and KNOT Shuttle Tankers 35 AS, the subsidiary owning the Tove Knutsen and the Synnøve Knutsen, as the borrowers, entered into a $192.1 million secured loan facility. The loan facility was split into a tranche related to the Tove Knutsen (the “Tove Facility”) and a tranche related to the Synnøve Knutsen (the “Synnøve Facility”). The Tove Facility was repayable in quarterly installments with a final balloon payment of $66.6 million due at maturity in September 2025, which included the balloon payment and last quarterly installment. The Synnøve Facility was repayable in quarterly installments with a final payment of $72.3 million due at maturity in October 2025, which included the balloon payment and last quarterly installment.

On September 16, 2025, the Tove Facility was repaid when the Partnership, through its wholly-owned subsidiary, KNOT Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor, for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds were used to repay the Tove Facility. On October 20, 2025, KNOT Shuttle Tankers 35 AS, the Partnership’s wholly-owned subsidiary which owns the vessel Synnøve Knutsen, entered into a new $71.1 million senior secured term loan facility with MUFG Bank (Europe) N.V. This new facility replaced the Synnøve Facilty.

$69 Million Tuva Loan Facility

On January 15, 2021, KNOT Shuttle Tankers 31 AS, the subsidiary owning the Tuva Knutsen, as borrower, entered into a $88 million term loan facility with Nordea Bank ABP (the “$69 Million Tuva Loan Facility”). The $69 Million Tuva Loan Facility became one of the Partnership’s debt obligations upon closing of the Tuva Knutsen Acquisition on September 3, 2024. The $69 Million Tuva Loan Facility is repayable in quarterly installments with a final payment due at maturity of $57.4 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.16%. In connection with the Tuva Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Tuva Knutsen. The facility matures in January 2027.

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

The $69 Million Tuva Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Tuva Knutsen falls below 125% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrowers and the guarantors were in compliance with all financial covenants under this facility.

$73 Million Live Loan Facility

On March 3, 2025, the Partnership acquired KNOT Shuttle Tankers 27 AS, the subsidiary owning the Live Knutsen. KNOT Shuttle Tankers 27 AS, as borrower, had entered into a senior secured term loan facility on October 14, 2021 with SMBC Bank EU AG and others, the initial amount of which was $89.6 million. Following repayment of the quarterly installments due prior to March 3, 2025, the outstanding amount of this facility had been reduced to $73.4 million. In connection with the acquisition of KNOT Shuttle Tankers 27 AS, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors of this facility (the “$73 million Live Loan Facility). The $73 million Live Loan Facility is repayable in quarterly installments with a final payment due at maturity in October 2026 of $65.9 million. The facility bears interest at a rate per annum equal to SOFR plus a margin of 2.01% including a Credit Adjustment Spread. The facility is secured by a mortgage on the Live Knutsen.

The $73 million Live Loan Facility contains the following primary financial covenants:

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

The $73 million Live Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the vessels is less than 125% of the outstanding loan under the Live Loan Facility, upon a total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrowers and the guarantors were in compliance with all financial covenants under this facility.

$71 Million Synnøve Loan Facility

On October 20, 2025, KNOT Shuttle Tankers 35 AS, the Partnership’s wholly owned subsidiary which owns the vessel Synnøve Knutsen, entered into a new $71.1 million senior secured term loan facility (the “$71 million Synnøve Loan Facility”) with MUFG Bank (Europe) N.V. This new facility replaced the previous facility secured by the Synnøve Knutsen. The $71 million Synnøve Loan Facility is repayable in quarterly installments, bears interest at a rate per annum equal to SOFR plus a margin of 2.01% and will mature in October 2030, at which point the outstanding amount following quarterly repayments is due to be $48.6 million. The facility is secured by a mortgage on the Synnøve Knutsen.

The $71 million Synnøve Loan Facility contains the following financial covenants:

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

The $71 million Synnøve Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Synnøve Knutsen falls below 110% of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrower and the guarantors were in compliance with all financial covenants under this facility.

$70 Million Daqing Loan Facility

On March 31, 2022, KNOT Shuttle Tankers 37 AS, the subsidiary owning the Daqing Knutsen, as borrower, entered into a $84.6 million term loan facility with Development Bank of Japan Inc. and others (the “$70 million Daqing Loan Facility”). The $70 million Daqing Loan Facility became one of the Partnership’s debt obligations upon closing of the Daqing Knutsen Acquisition on July 2, 2025. Following repayment of the quarterly installments due prior to July 2, 2025, the outstanding amount of this facility had been reduced to $70 million. The $70 million Daqing Loan Facility is repayable in quarterly installments with a final payment due at maturity on June 13, 2027, of $62.3 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 1.94%. In connection with the Daqing Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Daqing Knutsen.

The $70 million Daqing Loan Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of $15 million (of which at least $10 million is required to be in cash) plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $70 million Daqing Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Daqing Knutsen falls below 120% (or 125% after June 13, 2026) of the outstanding loan, upon total loss or sale of the vessel and customary events of default. As of December 31, 2025, the borrowers and the guarantors were in compliance with all financial covenants under this facility.

Revolving Credit Facilities

On August 15, 2025, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT TC Leasing Co. The facility will mature in August 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.3% and has a commitment fee and has a commitment fee on any undrawn portion of the facility that varies based on the aggregate borrowing amount: 0.70% per annum for borrowings up to $10 million, 0.60% per annum for borrowings between $10 million and $20 million, and 0.50% per annum for borrowings exceeding $20 million. The commercial terms of the facility are substantially unchanged from the facility entered into in August 2023 with NTT Finance Corporation.

On November 17, 2025, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited. The new facility will mature in November 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.18% and has a commitment fee of 0.8% per annum on the undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in November 2023.

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

Tove Sale and Leaseback

On September 16, 2025, the Partnership, through its wholly-owned subsidiary, KNOT Shuttle Tankers 34 AS, which owns the Tove Knutsen, sold the Tove Knutsen to, and leased her back from, a Japanese-based lessor for a lease period of 10 years. The gross sale price was $100 million and a portion of the proceeds was used to repay the outstanding loan secured by the vessel and to settle the related interest rate swaps. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. Following closing and after repayment of the loan and settlement of the interest rate swaps, the Partnership realized net proceeds of approximately $32 million after fees and expenses.

18) Income Taxes

(a) Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable in Norway for the years ended December 31, 2025, 2024 and 2023. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation. Under the tonnage tax regime, tax is payable based on the tonnage of the vessel, not on operating income, and is included within operating expenses. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate of 22% and is recorded as an income tax expense. The amount of tonnage tax included in operating expenses for each of the years ended December 31, 2025, 2024 and 2023 was $0.3 million, $0.2 million and $0.2 million respectively. See Note 2(r)—Income Taxes. The activities taxable in the UK relate to KNOT UK and are based on the operating income for the entity.

The significant components of current and deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Current tax benefit (expense)	$(1,151)	$(606)	$4,598
Deferred tax benefit (expense)	(12)	(25)	(3)
Income tax benefit (expense)	$(1,163)	$(631)	$4,595

(b) Taxation

Income taxes attributable to income from continuing operations was an income tax expense of $1,163,000 for the year ended December 31, 2025, $631,000 for the year ended December 31, 2024 and an income tax benefit of $4,595,000 for the year ended December 31, 2023. These differed from the amounts computed by applying the tax rates in Norway (22% of the tonnage tax) and the UK (19% until April 2023 and 25% thereafter, each as applied to pretax net income) for the years ended December 31, 2025, 2024 and 2023 respectively, as a result of the following:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Income (loss) before income taxes	$24,422	$14,696	$(38,923)

A reconciliation between the effective tax rate and the product of the accounting profit multiplied by the UK domestic tax rate for the year ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025		2024		2023
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax benefit (expense) in UK	$(6,105)	25%	$(3,674)	25%	$9,731	25%
Nontaxable and nondeductible items related to the Norwegian tonnage tax regime	4,942	(20)	3,043	(22)	(5,136)	(13)
Effective tax rate	$(1,163)	5%	$(631)	5%	$4,595	12%

(c) Components of Deferred Tax Assets and Liabilities

The tax effects, relating to the Norwegian tonnage tax regime, of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2025	2024
Deferred tax assets:
Financial loss carry forwards for tonnage tax	$19,862	$19,341
Valuation allowance	(17,200)	(16,015)
Deferred tax liabilities:
Entrance tax	(82)	(91)
Total net deferred tax assets (liabilities)	$2,580	$3,235

The net deferred tax assets (liabilities) is classified in the consolidated balance sheets as follows:

	As of December 31,
(U.S. Dollars in thousands)	2025	2024
Non-current deferred tax assets	$2,662	$3,326
Non-current deferred tax liabilities	(82)	(91)
Total net deferred tax assets (liabilities)	$2,580	$3,235

Changes in the net deferred tax assets (liabilities) at December 31, 2025 and 2024 are presented below:

	As of December 31,
(U.S. Dollars in thousands)	2025	2024
Total net deferred tax assets (liabilities) at January 1,	$3,235	$4,231
Change in temporary differences	(644)	(1,009)
Translation differences	(11)	13
Total net deferred tax assets (liabilities) at December 31,	$2,580	$3,235

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $17.2 million and $16.0 million as of December 31, 2025 and 2024, respectively. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. In September 2023, KNOT Shuttle Tankers 12 AS and KNOT Shuttle Tankers AS were merged. After the merger, the financial loss carry forwards in KNOT Shuttle Tankers 12 AS were transferred to the acquiring entity, KNOT Shuttle Tankers AS. KNOT Shuttle Tankers AS has taxable income, and the Partnership has determined it is more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. As of December 31, 2025, the Partnership has determined that $2.6 million of the deferred tax assets are more likely than not to be realized.

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. At September 30, 2017 the Partnership acquired the shares in the subsidiary that owns the Lena Knutsen, and recognized an additional entrance tax of $0.1 million. The entrance tax on this gain is payable over several years and is calculated by multiplying the Norwegian tax rate by the declining balance of the gain, which will decline by 20% each year. As of December 31, 2024, the entrance tax had declined to approximately $0.11 million due to paid entrance tax and translation effects. At December 31, 2025 the entrance tax had declined to approximately $0.10 million due to paid entrance tax, change in tax rate and translation effects. The taxes payable are calculated based on the Norwegian corporate tax rate of 22% for 2025 and 2024, and the deferred tax liabilities are also calculated based on a tax rate of 22% effective for 2025 and 2024. Income tax expense within the UK of $51,458 and $37,000 for 2025 and 2024, respectively, was calculated by multiplying the tax basis with the UK tax rate of 25% and 25% in 2025 and 2024, respectively.

As of December 31, 2025, the total income taxes payable are estimated to be $0.05 million and consist primarily of net financial income and expense taxable in Norway at the normal corporate income tax rate, payable Norwegian entrance tax and ordinary UK corporation tax. As of December 31, 2024, the total income taxes payable are estimated to be $0.06 million and consist primarily of net financial income and expense taxable in Norway at the normal corporate income tax rate, payable Norwegian entrance tax and ordinary UK corporation tax.

The tax loss carry forward from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Partnership’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years. The Partnership had no unrecognized tax benefits as of December 31, 2025 and 2024. During the years ended December 31, 2025 and 2024, the Partnership did not incur any interest or penalties on its tax returns.

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

The amounts of such costs and expenses included in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$2,834	$28,008	$28,682

Gain from disposal of vessel (2)	1,342	703	—

Operating expenses:
Vessel operating expenses (3)	20,756	19,028	16,507
Voyage expenses and commissions (4)	—	15	70
Technical and operational management fee from KNOT to Vessels (5)	14,228	12,490	10,461
Operating expenses from other related parties (6)	1,257	1,730	801
General and administrative expenses:
Administration fee from KNOT Management (7)	1,605	1,264	1,189
Administration fee from KOAS (7)	830	826	631
Administration fee from KOAS UK (7)	50	68	71
Administration and management fee from KNOT (8)	6	26	64
Total income (expenses)	$(34,556)	$(6,736)	$(1,112)

	At December 31,	At December 31,	At December 31,
(U.S. Dollars in thousands)	2025	2024	2023
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (9)	$69	$10	$135
Drydocking supervision fee from KOAS (9)	81	—	(77)
Equipment purchased from KBAL (10)	—	70	577
Total	$150	$80	$635
(1)	Time charter income from KNOT: The Bodil Knutsen operated under a time charter with Knutsen Shuttle Tankers Pool AS, a subsidiary of KNOT, from the second quarter of 2021 to March 2024. The Hilda Knutsen operated under a time charter with Knutsen Shuttle Tankers Pool AS from the third quarter of 2022 to March 2025. The Torill Knutsen operated under a time charter with Knutsen Shuttle Tankers Pool AS from the first quarter of 2023 to December 2024. The Ingrid Knutsen operated under a time charter with Knutsen Shuttle Tankers Pool AS from the second quarter of 2024 to September 2024. The Dan Cisne operated under a time charter with Knutsen Shuttle Tankers Pool AS from the second quarter of 2024 to the date of her disposal in September 2024.
(2)	Gain from disposal of vessel: On March 3, 2025, the Partnership acquired from KNOT the Live Knutsen, and simultaneously the Partnership sold to KNOT the Dan Sabia. The purchase price for the Live Knutsen Acquisition was $100 million less $73.4 million of outstanding debt plus $0.3 million of capitalized fees related to the credit facility secured by the Live Knutsen. The sale price for the Dan Sabia Sale was $25.75 million. These purchase and sale prices resulted in a net payment of $1.2 million paid by the Partnership to KNOT on March 3, 2025 in addition to customary adjustments relating to working capital related to the Live Knutsen and the Dan Sabia. On September 3, 2024, the Partnership acquired from KNOT the Tuva Knutsen, and simultaneously the Partnership sold to KNOT the Dan Cisne. The purchase price for the Tuva Knutsen Acquisition was $97.5 million less $69.0 million of outstanding debt plus $0.4 million of capitalized fees related to the credit facility secured by the Tuva Knutsen. The sale price for the Dan Cisne Sale was $30 million. These purchase and sale prices resulted in a net payment of $1.1 million paid by KNOT to the Partnership on September 3, 2024 in addition to customary adjustments relating to working capital related to the Tuva Knutsen and the Dan Cisne. See Note 24—Acquisitions.

(3)	Vessel operating expenses: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing and crew training services.
(4)	Voyage expenses and commissions: As of December 31, 2024 and 2023, the Ingrid Knutsen and the Torill Knutsen had completed spot voyages where Knutsen Shuttle Tankers Pool AS has earned a 1.25% commission.
(5)	Technical and operational management fee, from KNOT Management or KNOT Management Denmark to Vessels: KNOT Management or KNOT Management Denmark provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(6)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to Eastern European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per such crew member onboard a vessel. Level Power & Automation AS, a company that provides the Partnership’s vessels with equipment and inspection services, is owned by Level Group AS, where Trygve Seglem, his family and members of TSSI management have significant influence.
(7)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff on a time-spent basis as well as other general and administration expenses. Some services are also provided by KOAS and KOAS UK. Net costs are total administration cost plus a 5% margin. As such, the level of administration costs charged to the Partnership can vary from year to year based on the administration and financing services provided each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of statutory financial statements.
(8)	Administration and management fee from KNOT Management and KNOT Management Denmark: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(9)	Drydocking supervision fee from KNOT Management, KNOT Management Denmark and KOAS: KNOT Management, KNOT Management Denmark and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.
(10)	Equipment purchased from Knutsen Ballast Water AS (“KBAL”): As part of the scheduled drydocking of the Torill Knutsen in the fourth quarter of 2023 until the first quarter of 2024, a ballast water treatment system was installed on the vessel in 2024. As part of the scheduled drydocking of the Carmen Knutsen that commenced in the fourth quarter of 2022 until the first quarter of 2023, a ballast water treatment system was installed on the vessel in 2023. As of December 31, 2024 and 2023, parts of the system had been purchased from Knutsen Ballast Water AS, a subsidiary of TSSI, for $0.07 million and $0.58 million, respectively.

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

(c) Amounts Due from and Due to Related Parties

Balances with related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2025	2024
Balance Sheet:
Trading balances due from KOAS	$33	$427
Trading balances due from KNOT and affiliates	672	1,803
Amount due from related parties	$705	$2,230
Trading balances due to KOAS	$1,663	$1,339
Trading balances due to KNOT and affiliates	729	496
Amount due to related parties	$2,392	$1,835

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

(d) Trade accounts payable and other current assets

Trade accounts payable to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2025	2024
Balance Sheet:
Trading balances due to KOAS	$1,309	$1,394
Trading balances due to KNOT and affiliates	1,614	1,379
Trade accounts payables to related parties	$2,923	$2,773

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At December 31,	At December 31,
(U.S. Dollars in thousands)	2025	2024
Balance Sheet:
Trade receivables due from KNOT and affiliates (refer to Note 17 (b))	$1	$804
Other trading balances due from KOAS	1,317	521
Other current assets from related parties	$1,318	$1,325

(e) Acquisitions from KNOT

On September 3, 2024, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 31 AS, the company that owns and operates the Tuva Knutsen. This acquisition was accounted for as an asset acquisition.

On March 3, 2025, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 27 AS, the company that owns and operates the Live Knutsen. This acquisition was accounted for as an asset acquisition.

On July 2, 2025, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 37 AS, the company that owns and operates the Daqing Knutsen. This acquisition was accounted for as an acquisition of assets.

The board of directors of the Partnership (the “Board”) and the Conflicts Committee of the Board approved the purchase prices for the transactions described above. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Tuva Knutsen Acquisition, the Live Knutsen Acquisition and the Daqing Knutsen Acquisition. See Note 24—Acquisitions.

(f) Sale of Vessel to KNOT

On September 3, 2024, the Partnership sold its 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne, to KNOT in an asset swap where the Partnership acquired from KNOT the Tuva Knutsen as described in footnote (e) above. The sales price of the Dan Cisne was $30 million, and the sales transaction resulted in a net gain of $0.7 million.

On March 3, 2025, the Partnership sold its 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia, to KNOT in an asset swap where the Partnership acquired from KNOT the Live Knutsen as described in footnote (e) above. The sale price of the Dan Sabia was $25.75 million and the sale transaction resulted in a net gain of $1.3 million.

The Board and the Conflicts Committee of the Board approved the sales price for the transactions described above. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Dan Cisne Sale and the Dan Sabia Sale.

The cost of the fees paid to the financial advisor was divided equally between the Partnership and KNOT. Sales related costs of $0.03 million as of September 3, 2024, were deducted from the net gain on disposal of the Dan Cisne. Sale related costs of $0.03 million as of March 3, 2025, were deducted from the net gain on disposal of the Dan Sabia.

20) Commitments and Contingencies

Assets Pledged

As of December 31, 2025 and 2024, Vessels with a book value of $1,557 million and $1,462 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 10—Derivative Instruments, Note 14—Vessels and Equipment and Note 17—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charters, claims to reduce the hire rate payments can be made if the Vessel does not perform to certain specifications in the agreements. No accrual for possible claims was recorded for the years ended December 31, 2025, 2024 and 2023.

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

This exercise in the fourth quarter of 2025 resulted in an impairment in respect of the Bodil Knutsen, principally due to her high carrying value and the prospective change, from January 1, 2026, of the useful life estimate for our vessels from 23 years to 20 years. This change is a consequence of prevailing longer term market trends, but does not prevent vessels from being utilized beyond 20 years, should a market opportunity arise. The carrying value of the Bodil Knutsen was written down to her estimated fair value, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels and discount rates. The Partnership’s consolidated statement of operations for the year ended December 31, 2025, includes a $20.3 million impairment charge related to the Bodil Knutsen. The impairment of the Bodil Knutsen is included in the Partnership’s only segment, the shuttle tanker segment.

This exercise in the second quarter of 2024 resulted in impairments in respect of both the Dan Cisne and the Dan Sabia principally due to their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment. The carrying values of the Dan Cisne and the Dan Sabia were written down to their estimated fair values, using a discounted cash flow valuation. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values, the remaining estimated life of our vessels, possible sale of the two vessels and discount rates. The Partnership’s consolidated statement of operations for the year ended December 31, 2024, includes a $5.8 million impairment charge related to the Dan Cisne and a $10.6 million impairment charge related to the Dan Sabia. The impairment of the Dan Cisne and the Dan Sabia is included in the Partnership’s only segment, the shuttle tanker segment.

22) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Year Ended December 31,
(U.S. Dollars in thousands, except per unit data)	2025	2024	2023
Net income (loss)	$23,259	$14,065	$(34,328)
Less: Series A Preferred unitholders’ interest in net income (loss)	6,800	6,800	6,800
Net income (loss) attributable to the unitholders of KNOT Offshore Partners LP	16,459	7,265	(41,128)
Less: Distributions (2)	3,591	3,607	3,607
Under (over) distributed earnings	12,868	3,658	(44,735)
Under (over) distributed earnings attributable to:
Common unitholders	12,630	3,591	(43,909)
Class B unitholders (3)	—	—	—
General Partner	238	67	(826)
Weighted average units outstanding (basic) (in thousands):
Common unitholders	33,918	34,045	34,045
Class B unitholders	252	252	252
General Partner	640	640	640
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	38,168	38,399	38,430
Class B unitholders	252	252	252
General Partner	640	640	640
Earnings per unit (basic):
Common unitholders	$0.48	$0.21	$(1.19)
Class B unitholders (3)	—	—	—
General Partner	0.48	0.21	(1.19)
Earnings per unit (diluted):
Common unitholders (4)	$0.48	$0.21	$(1.19)
Class B unitholders (3)	—	—	—
General Partner	0.48	0.21	(1.19)
Cash distributions declared and paid in the period per unit (5)	$0.10	$0.10	$0.10
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.03	$0.03	$0.03
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s agreement of limited partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date.
(3)	When the distribution target is not met, there is no allocation of net income (loss) to Class B units.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the year ended December 31, 2025, 2024 and 2023 does not reflect any potential common units relating to the Series A Preferred Units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

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

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the original number of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class.

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

On January 11, 2023, the Partnership declared a quarterly cash distribution with respect to the fourth quarter of 2022 of $0.026 per common unit and, after the payment of this quarterly cash distribution on February 9, 2023, no Class B Units converted to common units. After the payment of the Partnership’s quarterly cash distribution on May 11, 2023, with respect to the first quarter, no Class B Units converted to common units. After the payment of the Partnership’s quarterly cash distribution on August 10, 2023, with respect to the second quarter, no Class B Units converted to common units. After the payment of the Partnership’s quarterly cash distribution on November 9, 2023, with respect to the third quarter, no Class B Units converted to common units.

As of December 31, 2025, 71% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 23,908,719 common units) and 28.7% of such units were held directly by KNOT (in the form of 9,661,255 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.85% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of December 31, 2025, KNOT also held 208,333 Series A Preferred Units and 252,405 Class B Units.

Earnings per unit—basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 252,405 Class B Units as of December 31, 2025. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

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

23) Unit Activity

The following table shows the number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2023 until December 31, 2025:

				Convertible
			General Partner	Preferred
(in units)	Common Units	Class B Units	Units	Units
December 31, 2023	34,045,081	252,405	640,278	3,541,666
December 31, 2024	34,045,081	252,405	640,278	3,541,666
Repurchase of Common Units	(384,739)	—	—	—
December 31, 2025	33,660,342	252,405	640,278	3,541,666

On July 2, 2025, the Partnership announced a program for the Partnership to repurchase up to $10 million of its common units. All purchases of common units were at prevailing market prices on the open market. Common units repurchased by the Partnership under the program have been cancelled. The program concluded in October 2025. As of December 31, 2025, the Partnership had repurchased a total of 384,739 common units at an average purchase price of $7.87 per unit.

24) Acquisitions

On July 2, 2025, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 37 AS, the company that owns and operates the Daqing Knutsen. The purchase price for the vessel was $95.0 million, less $70.5 million of outstanding indebtedness related to the Daqing Knutsen plus approximately $0.3 million for certain capitalized fees related to the financing of the Daqing Knutsen and plus customary working capital purchase price adjustments of $3.3 million to be paid by KNOT Shuttle Tankers AS.

On March 3, 2025, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 27 AS, the company that owns and operates the Live Knutsen. The purchase price for the vessel was $100 million, less $73.4 million of outstanding indebtedness related to the Live Knutsen plus approximately $0.3 million for certain capitalized fees related to the financing of the Live Knutsen and plus customary working capital purchase price adjustments of $0.8 million to be received by KNOT Shuttle Tankers AS.

On September 3, 2024, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 31 AS, the company that owns and operates the Tuva Knutsen. The purchase price for the vessel was $97.5 million, less $69.0 million of outstanding indebtedness related to the Tuva Knutsen plus approximately $0.4 million for certain capitalized fees related to the financing of the Tuva Knutsen and plus customary working capital purchase price adjustments of $2.7 million to be paid by KNOT Shuttle Tankers AS.

The board of directors of the Partnership and the Conflicts Committee approved the purchase price for the transactions. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. The cost of the fee paid to the financial advisor was divided equally between the Partnership and KNOT. Acquisition related costs were capitalized as a component of the assets acquired, and amounted to $0.05 million as of July 2, 2025, $0.03 million as of March 3, 2025 and $0.03 million as of September 3, 2024 on the respective dates. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The details of the transactions are as follows:

	Final	Final	Final
	Daqing Knutsen	Live Knutsen	Tuva Knutsen
	July, 2	March 3,	September 3,
(U.S. Dollars in thousands)	2025	2025	2024
Purchase consideration (1)	$28 180	$26 149	$31 557
Less: Fair value of net assets acquired:
Vessels and equipment (2)	115,424	121,165	125,161
Cash	2,131	1,116	1,782
Inventories	339	346	285
Derivatives assets (liabilities)	(47)	213	1,773
Others current assets	171	2,113	1,101
Amounts due from related parties	2,138	—	—
Long-term debt	(70,479)	(73,389)	(69,038)
Deferred debt issuance	334	349	404
Trade accounts payable	(420)	(129)	(249)
Accrued expenses	(320)	(3,851)	(1,419)
Amounts due to related parties	(662)	(1,510)	(615)
Contract liabilities: Unfavourable contract rights	(25,716)	(25,339)	(27,628)
Subtotal	22,893	21,084	31,557
Difference between the purchase price and fair value of net assets acquired	$5,287	$5,065	$—
Excess value allocated on a relative basis to:
Vessels and equipment (2)	4,324	4,189	—
Contract liabilities: Unfavourable contract rights	963	876	—
Difference between the purchase price and fair value of net assets acquired	$—	$—	$—
(1)	The purchase consideration comprises the following:

	Final	Final	Final
	Daqing Knutsen	Live Knutsen	Tuva Knutsen
	July 2,	March 3,	September 3,
(U.S. Dollars in thousands)	2025	2025	2024
Cash consideration paid to KNOT (from KNOP)	$24,800	$1,210	$—
Asset swap - sale of the Dan Cisne	—	—	30,000
Asset swap - sale of the Dan Sabia	—	25,750	—
Cash consideration paid to KNOP (from KNOT)	—	—	(1,135)
Purchase price adjustments	3,330	(845)	2,659
Acquisition-related costs	50	34	33
Purchase price	$28,180	$26,149	$31,557
(2)	Vessel and equipment includes allocation to drydocking (in thousands) of $910, $1,067 and $1,273 related to the Tuva Knutsen, the Live Knutsen and the Daqing Knutsen, respectively.

25) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through April 17, 2026, the date at which the audited consolidated financial statements were issued, and determined that there are no other items to disclose, except as follows:

On January 7, 2026, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended December 31, 2025, which was paid on February 5, 2026, to all common unitholders of record on January 26, 2026. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2025 in an aggregate amount of $1.7 million;

On October 31, 2025, the Partnership received an unsolicited non-binding proposal from Knutsen NYK Offshore Tankers AS (“Knutsen NYK” or “KNOT”), pursuant to which KNOT proposed to acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $10 in cash per unit (the “KNOT Offer”). The Conflicts Committee of the Partnership’s Board, which is comprised of only non-KNOT-affiliated directors, retained Evercore Group L.L.C., Richards, Layton & Finger, P.A. and IGB Group as independent advisors to assist it in evaluating the KNOT Offer. The Conflicts Committee and its independent advisors reviewed the KNOT Offer carefully and held a series of discussions with KNOT regarding the potential transaction since receiving the proposal. Following such discussions, on March 19, 2026, the parties announced that they were not able to reach an agreement and have therefore terminated discussions regarding the KNOT Offer;

Prospectively from January 1, 2026, the Partnership changed the useful life estimate of each of the vessels in its fleet from 23 years to 20 years due to prevailing longer term market trends. This change will increase the non-cash accounting depreciation charge in all future quarters, beginning in the first quarter of 2026. However, this change does not prevent vessels from being utilized beyond 20 years, should a market opportunity arise;

On January 5, 2026, we exercised our option to continue the time charter of the Hilda Knutsen with Shell through to March 2027;

In early January 2026, the Tuva Knutsen commenced a scheduled drydocking, following completion of a conventional cargo voyage which utilized her voyage to Europe. This drydocking completed in early March 2026;

In mid-February 2026, the Bodil Knutsen commenced a scheduled drydocking, following completion of a conventional cargo voyage which utilized her voyage to the yard. This drydocking completed in late March 2026;

On February 16, 2026, the Tordis Knutsen experienced a breakdown of its diesel generator, which has required the vessel to go off-hire until repairs are completed, which is expected to be in May 2026. Under its loss of hire insurance policies, the Partnership anticipates being compensated by insurance for the extent to which, as a consequence of this breakage, the Tordis Knutsen’s earnings fall short of a contractual hire rate, commencing 14 days after the date of the breakage. The Partnership also anticipates that the repair cost will be covered by insurance, in excess of a deductible of $150,000;

In March 2026, the final insurance claim payment in the amount of $1.8 million was received in respect of loss of hire for the Windsor Knutsen, which had arisen from required thruster repairs carried out over March – May 2025;

On March 20, 2026, TotalEnergies exercised their option to extend their time charter on the Anna Knutsen for one year, until May 2027;

On April 7, 2026, the Partnership declared a quarterly cash distribution of $0.05 per common unit with respect to the quarter ended March 31, 2026, which is due to be paid on May 14, 2026, to all common unitholders of record on April 27, 2026. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended March 31, 2026, in an aggregate amount of $1.7 million; and

In mid-April 2026, the Fortaleza Knutsen is scheduled to commence a drydocking in Europe, following redelivery in Europe from Transpetro. Following completion of this drydocking, the Fortaleza Knutsen will commence operation on a time charter to KNOT, with expected operations in the North Sea.